Form 20-F
period 2021-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2022-03-03
CIK 858446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Nicolette Henfrey
General Counsel and Company Secretary
+44 (0) 1895 512000
companysecretariat@ihg.com

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares Ordinary Shares of 20 340 ⁄ 399 pence each	IHG IHG	New York Stock Exchange New York Stock Exchange*

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

Ordinary Shares of 20 340 ⁄ 399 pence each	187,717,720
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
  ☐    Yes      ☐    No

Auditor Firm Id: 876	Auditor Name: PricewaterhouseCoopers LLP	Auditor Location: London, United Kingdom
Auditor Firm Id: 1438	Auditor Name: Ernst & Young LLP	Auditor Location: London, United Kingdom

IHG
HOTELS & RESORTS

Holiday Inn Express & Suites

True Hospitality for Good

Annual Report and Form 20-F
2021

Annual Report and Form
20-F
2021

Hotel Indigo® Adelaide Markets, Australia

Our purpose is to provide True Hospitality for Good.

IHG® HOTELS & RESORTS

SIX SENSES · REGENT · INTERCONTINENTAL HOTELS & RESORTS · VIGNETTE COLLECTION · KIMPTON HOTELS & RESTAURANTS · HOTEL INDIGO · VOCO · HUALUXE HOTELS AND RESORTS

EVEN HOTELS · CROWNE PLAZA · Holiday Inn Express · Holiday Inn · avid · ATWELL SUITES · STAYBRIDGE SUITES · Holiday Inn Club Vacations · CANDLEWOOD SUITES

IHG® REWARDS

Front cover middle image:
Holiday Inn Express® & Suites Queenstown, New Zealand

Our purpose is to provide True Hospitality for Good. It shapes our culture, brings our brands to life and represents a commitment to make a difference to our people, guests and communities, and protect the world around us. Listening and engaging with our stakeholders, together we work towards common goals that help ensure we create shared value for all.

Our presence
IHG
®
Hotels & Resorts is a global hospitality company, with 17 hotel brands and one of the industry’s largest loyalty programmes. We have nearly 6,000 open hotels in more than 100 countries and a further 1,800 hotels in our development pipeline.

Our focus
We focus on offering guests great choice, rewards and experiences, while continuously developing and investing in our people, operations, sustainability, technology and design, in order to drive demand, performance and return for our hotel owners.

Our business model
We mainly franchise and manage hotels, which allows us to focus on increasing fee revenues and fee margins, with limited requirements for capital. Led by our strategic priorities, we grow our business by ensuring our brands meet consumer demand and generate strong returns for hotel owners.

Our key stakeholders

Shareholders and investors	Hotel owners	Hotel guests

Our people	Community	Suppliers

See pages 20 to 28, 39, 92, 101, 107, 108, 112 to 114 for information about how we have engaged with our stakeholders during 2021.

Strategic Report

2	2021 in review

4	Chair’s statement

6	Chief Executive Officer’s review

8	Industry overview

10	Our business model

14	Trends shaping our industry

16	Our strategy

32	Task Force on climate-related financial disclosures (TCFD)

36	How IHG does business

40	Our risk management

48	Viability statement

50	Key performance indicators (KPIs)

54	Performance

54	Chief Financial Officer’s review

55	Group

63	Americas

66	Europe, Middle East, Asia & Africa (EMEAA)

69	Greater China

72	Central

73	Key performance measures (including Non-GAAP)

Governance

80	Chair’s overview

82	Our Board of Directors

86	Our Executive Committee

88	Governance structure

89	Board activities

89	Matters discussed in 2021 and Section 172 Statement

92	Our shareholders and investors

93	Director appointments and induction

94	Board development and effectiveness evaluation

95	Audit Committee Report

100	Responsible Business Committee Report

102	Nomination Committee Report

104	Directors’ Remuneration Report

126	Statement of compliance

Group Financial Statements

130	Statement of Directors’ Responsibilities

138	Independent Auditor’s US Report

142	Group Financial Statements

149	Accounting policies

157	New accounting standards

158	Notes to the Group Financial Statements

Additional Information

218	Other financial information

226	Directors’ Report

231	Group information

243	Shareholder information

250	Exhibits

251	Forward-looking statements

252	Form 20-F cross-reference guide

255	Glossary

257	Useful information
The Strategic Report on pages 2 to 77 was approved by the Board on 21 February 2022.
Nicolette Henfrey, Company Secretary

IHG | Annual Report and Form 20-F 2021	1

Though the pandemic again tested our industry, our resilient business model and people’s desire for travel have shone strongly. Alongside a focus on offering great guest experiences and expert owner support, we are building a stronger, more agile company, investing in our brands, sustainable operations and business, and looking to future growth with confidence. Financial performance Global RevPAR +46.0% 2020: (52.5)% Net system size growth -0.6% 2020: +0.3% Signings (rooms) 68,870 2020: 56,146 Total gross revenue in IHG’s Systema $19.4bn 2020: $13.5bn Total revenue $2,907m 2020: $2,394m Revenue from reportable segmentsa $1,390m 2020: $992m Operating profit/(loss) $494m 2020: $(153)m Operating profit from reportable segmentsa $534m 2020: $219m Basic EPSb 145.4_ 2020: (142.9)_ a Use of Non-GAAP measures: in addition to performance measures directly observable in the Group Financial Statements (IFRS measures), other financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 73 to 77 and reconciliations to IFRS figures, where they have been adjusted, are on pages 218 to 223. b Adjusted EPSa 147.0¢ (+370%); 2020: 31.3¢ Regional growth (number of rooms) Americas EMEAA Greater China Openings 15,739 2020: 16,746 Openings 10,162 2020: 11,288 Openings 18,057 2020: 11,358 Signings 17,647 2020: 14,039 Signings 20,376 2020: 13,903 Signings 30,847 2020: 28,204 See page 63 See page 66 See page 69 2021 in review Building a stronger business Shareholders and investors Our resilient business model and focus on owners, coupled with increasing travel demand, led to improved trading in 2021. We have focused on operating efficiently and sustainably, while investing in future growth. Global RevPAR recovered to 70% of 2019 levels 5.0% gross system growth; net (0.6%) after higher removals in part due to Holiday Inn and Crowne Plaza review Signings up 23% year-on-year with development activity improving Delivered $75m sustainable costs savings, while investing for future growth Fee margin of 49.6%, recovered to 4.5%pts below 2019 Net cash from operating activities of $636m, adjusted free cash flowa of $571m (2020: $29m) Leverage ratio substantially reduced, with net debt: adjusted EBITDA at 3.0x (2020: 7.7x) Final dividend of 85.9¢ proposed for 2021 See information about our shareholders and investors on page 92 and our KPIs on pages 50 to 53. Our guests We are focused on ensuring the services, technology and experiences we provide meet evolving expectations, increase consumer preference and loyalty, and drive bookings. Delivered targeted stay campaigns, loyalty promotions and programme improvements Improvement in Guest Satisfaction Index (GSI), achieving scores of 100 or better for each brand and outperforming peers Continued execution of IHG Way of Clean and IHG Clean Promise in our hotels Enhanced Meet with Confidence offer to support increasing business demand AI technology introduced to answer and route customer calls, raising satisfaction scores and average daily rates on bookings Room inventory assessments completed in 5,300 hotels in support of attribute pricing and a more tailored booking experience Updates to guest room and public space designs to enhance stay experience See information about our guests on pages 19 to 22 and guest love KPI on page 52. Strategic Report 2 IHG | Annual Report and Form 20-F 2021

Our people As our industry recovers and daily life evolves from the pandemic, we have focused on how we can effectively support our people and provide the right resources and working environment to keep everyone feeling engaged and at their best. Overall employee engagement at 85%, placing IHG as a Kincentric Global Best Employer Inclusion Index launched to track diversity, equity & inclusion (DE&I) progress Corporate employees completed 10,000 hours of conscious inclusion training Evolved health, safety and wellbeing guidance at hotel and corporate levels Supported employees with shift to hybrid working through guidance, office enhancements and feedback forums Recharge days for corporate employees Resumed employee annual salary increase and bonus Employee Resource Groups (ERGs) expanded to help foster our diverse and inclusive culture Increased focus on colleague development and retention, and talent attraction See information about our people on pages 23 to 26, and our employee engagement KPI on page 53. Hotel owners Our owners choose to work with IHG based on the trust they have in our brands and our track record in delivering returns. We continue to enhance our offer across the hotel lifecycle, alongside exploring new growth opportunities and collaborating with the industry and governments to support a strong recovery for the sector. Continued review and evolution of brand standards to improve operational efficiency Expanded hotel procurement solutions to combat supply chain challenges and rising costs; launched new hiring tools and support to recruit and retain talent Increased commercial support through promotions, tools and revenue management, alongside increased marketing as part of masterbrand approach Lowering of build costs to enhance owner returns on investment Completed review of Holiday Inn and Crowne Plaza estate to protect quality and brand perception Collaboration with governments and industry to support recovery Expanded portfolio with launch of Luxury & Lifestyle brand Vignette Collection; six hotels already secured See information about our hotel owners on pages 17 to 21, and our net rooms supply, signings, gross revenue and enterprise contribution KPIs on pages 50 and 51. Planet As the world becomes increasingly aware of the threat of climate change, it’s critical that we operate responsibly and sustainably. We are working to clear plans and targets alongside our owners to ensure we grow in a way that minimises our impact on the world around us. Joined UN’s Race to Zero and upgraded our science-based target (SBT) to help limit global warming to 1.5°C Began global rollout of automated capture of hotel utility data Bathroom bulk amenities solutions secured for all brands and markets, reducing plastic usage Developed Hotel Energy Reduction Opportunities (HERO) tool to help hotels target energy, carbon and water reductions Continued collaboration with Water.org, Alliance for Water Stewardship and Water Resilience Coalition Continued mapping risks and opportunities in line with guidance of Task Force on Climate-related Financial Disclosures See pages 29, 32 to 35, 229 and 230 for our planet, TCFD and greenhouse gas emissions disclosures, and our carbon footprint KPI on page 53. Our communities and suppliers We’re proud to be a part of thousands of communities and are committed to ensuring we operate and collaborate in ways that positively impact others, including working with suppliers that share our values. During Giving for Good month, more than 40,000 colleagues dedicated over 260,000 hours to making a positive difference to more than 350,000 people Supported charities globally providing aid to those in need following natural disasters Launched new virtual learning platform IHG Skills Academy to provide people with free access to skills and training Refreshed our responsible procurement criteria for prospective suppliers to support our supply chain integrity See pages 27, 28 and 39 for information about our communities and suppliers, and our IHG® Academy KPI on page 53. Intercontinental Maldives M Maamunagau Resort – Manta Trust and Ocean Conservation Program InterContinental® – Manta Trust and Ocean Conservation Programme 3 Strategic Report 2021 in review IHG | Annual Report and Form 20-F 2021

Strategic Report Chair’s statement Staying focused on long-term success

Final dividend

85.9
¢
Final dividend proposed for 2021
(2020: no dividend was paid)

Return of funds

$
13.6
bn
Since March 2003, the Group has returned $13.6 billion of funds to shareholders by way of ordinary and special dividends, capital returns and share repurchase programmes.

Since 2014:
•
  $500 million special dividend paid 29 January 2019

•
  $400 million special dividend paid 22 May 2017

•
  $1.5 billion special dividend paid 23 May 2016

•
  $500 million share buyback completed in 2014

•
  $750 million special dividend paid 14 July 2014

H	aving entered 2021 on the back of the toughest time the hospitality industry has ever known, this year has been one of hope, recovery, new challenges and opportunity. IHG’s global scale means we have experienced and learned from the evolving nature of the pandemic on a daily basis, market by market, and with clarity and flexibility we have stayed focused on the strategic business needs required to deliver long-term success for all stakeholders.

Central to this is having a meaningful, relevant purpose and a well-rounded and effective strategy, and this year refreshed versions of both have been embedded into the business, promoting greater prioritisation and understanding around what is collectively required to succeed in a competitive marketplace.
Our purpose of True Hospitality for Good recognises the importance of using our business to not only care for those we interact with, but also to make a positive difference to our communities and the world around us. Our strategy, still very much centred on achieving industry-leading net rooms growth, places a sharper focus on our brands and digital investments, our guest and owner offer, and ensuring we grow in the right way for our people, communities and planet. Taking all we have learnt as a company from the pandemic, our behaviours support the ways of working we believe are vital to successful operations, reputation and culture.
Investing for the long term
These elements – our purpose, strategy and behaviours – are being applied to an asset-light, fee-based,
largely franchised business model that has proven its resilience during the pandemic and allowed for a relatively strong financial performance in 2021, albeit with RevPAR and operating profit yet to fully recover to
pre-pandemic
2019 levels. A key factor in this improved performance has been a heightened commitment to support our owners, listen to their needs, and work hand in hand across teams to respond with agility and expertise to challenges ranging from restrictions impacting demand, to the need to evolve brand standards and meet staffing and supply chain pressures as demand returns.

Whether operational or commercial, these actions can strengthen both short and long-term performance, and as we build owner relationships and look to accelerate net rooms growth, we continue to invest in strategic priorities that will strengthen aspects of our entire offer. These include reducing costs to build, open and operate hotels across our brands, delivering loyalty and digital enhancements that improve the guest experience and drive performance, and investing in the quality, depth and breadth of our portfolio, such as the launch of the Vignette
™
Collection brand in August.

Accelerated by the pandemic, recognising that our stakeholders increasingly measure profit, growth and success in relation to how companies operate responsibly across the environmental, social and governance (ESG) agenda, the commitments set out in our Journey to Tomorrow plan create a roadmap for positive change over the next decade.

During the year, important progress was made on several fronts, including investments in new training and programmes that support a diverse and inclusive culture, thoughtful guidance around a shift to hybrid working, close collaboration with charities responding to natural disasters, and the formulation of a strategy to meet an upgraded science-based carbon reduction target across our hotel estate.

4	IHG | Annual Report and Form 20-F 2021

Role of the Board
To navigate an industry recovery, react to evolving trends and at the same time push to strengthen IHG on so many fronts has required great dedication from our leadership and teams. The role of the Board has been to support and constructively challenge the Executive Committee around how we prioritise, manage risk, grow and generate future value. The ESG agenda and technology landscape, including investments in our enterprise and managing cybersecurity risks, were also regularly considered in the year, alongside listening to employee sentiment via engagement sessions and feedback.

Part of my role as Chair has been to encourage Board development and oversee changes that build and add new expertise and insights in recognition of the evolving nature of our business and stakeholder expectations. To this end, succession planning was also of significant focus in 2021, with both Anne Busquet and Dale Morrison retiring after tremendous service, and Richard Anderson unfortunately resigning after three months due to personal reasons. We were delighted to welcome Daniela Barone Soares as
Non-Executive
Director and Graham Allan was appointed as Senior Independent
Non-Executive
Director from 1 January 2022.

In my ninth year as Chair, succession planning for my own role was also carried out, with a thorough and independent recruitment process leading to the appointment of Deanna Oppenheimer as Chair Designate from 1 June 2022, becoming
Non-Executive
Chair from 1 September 2022 upon my retirement. I look forward to working with Deanna on a comprehensive handover and I would like to take the opportunity to wish her the best in what I am sure will be a very successful tenure.

With the strong financial improvements delivered in 2021, including profitability rebounding and a substantial reduction in net debt, the Board is proposing a final dividend of 85.9¢ in respect of 2021, an amount equivalent to the withdrawn final payment in respect of 2019. No interim dividend was paid in respect of 2021. Going forward, dividend payments will be reflective of IHG’s prior approach to sustainably grow the ordinary dividend whilst targeting a level of leverage that maintains an investment grade credit rating, and ensuring careful consideration of our responsibilities to all stakeholders. The Board will also continue to actively assess the opportunity for any surplus capital to be additionally returned through special dividends or share buybacks.

A final perspective
The IHG I will depart on 31 August 2022 is much changed from the one I joined in January 2013 – not least having grown from 4,600 to almost 6,000 hotels, and from nine to 17 brands. Having first gone on a crucial journey to establish our brands in more attractive markets, the past almost five years under Keith Barr’s leadership have seen the company transform and ready for a new chapter of growth. IHG has invested in its entire enterprise, including the quality of the estate and breadth of its brand portfolio, and as an organisation it has become more sophisticated and customer-centric, with a commitment to ESG now woven into the fabric of the business.

The values of integrity and transparency that I have advocated at Board level run deep through the business and its leadership, as illustrated by the care and thought with which these past two years have been handled for IHG’s different stakeholders. Keith has also set the tone from the top on the importance of diversity, equity and inclusion, and progress continues to be made against the changes required to be a truly successful company in this regard, with IHG recognised for a seventh year running as a ‘Best Place to Work for LGBTQ+ Equality’, with a 100% rating in the Corporate Equality Index, and being Highly Commended in the Company of the Year category at the European Diversity Awards.

While the pandemic may herald some structural change for our industry, such as technology replacing certain elements of business travel, there will be opportunities too, including facilitating a global shift to flexible working. What remains unchanged though, are the industry’s long-term fundamental growth drivers, such as a growing population, rising wealth in emerging markets and increasing conversions from unbranded players. The strength of IHG’s business model, strategic investments, pipeline, leadership and passionate teams gives me great confidence in a strong future.

It has been a privilege to be a part of IHG’s story for almost a decade and I would like to offer my sincere respect and gratitude to all those in our hotels, offices and reservation centres who have been a part of it. I would also like to thank our owners for choosing IHG and for their continued long-term confidence in our brands and business.

Patrick Cescau
Chair

Chair’s statement	IHG | Annual Report and Form 20-F 2021	5

Strategic Report Chief Executive Officer’s review Emerging as a stronger IHG

Key highlights in 2021

291
Hotels opened
(285 in 2020)

437
Hotels signed
(360 in 2020)

47%
Of full-year signings were for
our Holiday Inn Brand Family

42%
Of our pipeline now represented
by upscale and luxury brands

I	n the past year, the resilience of our business model and enduring importance of travel and hospitality for millions globally has shone through strongly. Crucially, while demonstrating our ability to effectively manage the impact of an evolving pandemic, we have not wavered in our focus to build an even stronger IHG, by growing our brands, enhancing our guest and owner offer, supporting our people and communities, and protecting our planet.

While 2021 global RevPAR was at 70% of
pre-pandemic
2019 levels and operating profit has yet to fully recover, both improved significantly during the year as vaccinations increased, restrictions lifted and guests travelled again. Encouragingly, in Q4, almost half of our hotels were back to pre-pandemic
RevPAR levels, and our Guest Satisfaction Index continued to improve during 2021, outperforming competitors as we worked thoughtfully to evolve the stay experience and manage demand.
As owners look to future growth with us, development activity was also well ahead of 2020, with some fantastic openings and signings, alongside continued investment in the quality of our existing estate.
Growing sense of recovery
Looking back to the height of the pandemic in 2020, with many hotels closed and occupancy at historic lows, reaching this much-improved point has required such hard work and collaboration among our teams, owners and partners. We’ve met challenges in thoughtful and innovative ways, quickly seized opportunities to grow and improve, and while we know our industry is not yet back to normal, we take confidence from a growing sense of recovery.
We do still have markets where restrictions are creating challenges, and the pandemic’s impact on labour and supply chains remains tough for our hotels, but travel is consistently returning quickly as restrictions lift. Our approach has been to stay focused on organising operations and investments around what matters most to guests and owners, and ensuring IHG can grow at pace, in the right way.

For colleagues, we have improved processes and introduced new tools to both attract and retain talent in what is a competitive jobs market, and we’ve placed a greater emphasis on mental health and wellbeing. Corporate and reservation teams have been supported with shifts to hybrid working, interactive sessions have brought employees closer to our strategy, and hotel teams have received training and support needed to adapt to evolving operations and brand standards.

For guests, we have used AI technology in our reservation centres to improve customer service, enhanced our award-winning Meet with Confidence programme, and offered loyalty members point expiry extensions and new promotions. We saw Reward Night bookings largely recover to pre-pandemic
levels during the year and welcomed another nine million members to IHG
®
Rewards.

Working closely with the IHG Owners Association and operators, we have strived to anticipate owners’ needs, carefully focusing on costs, and delivering training and action plans to address performance opportunities and guest feedback. Staffing and supply chain challenges have been met with new recruitment solutions and increased procurement options that have delivered key products at lower cost, despite inflationary pressures. Commercially, we have increased marketing and introduced new tools to identify and capture demand, and we continued our work with trade bodies and governments to advocate for industry support in recognition of the vital economic role hospitality plays globally.

6	IHG | Annual Report and Form 20-F 2021

Strengthened performance
Our actions, alongside our business being principally domestic focused in key markets such as the US, led to improved trading throughout 2021. On top of good essential business demand, domestic leisure bookings at times hit 2019 occupancy and rate levels in several markets, with signs of more discretionary business travel, group bookings and international trips beginning to return.

Operating profit of $494m improved from a loss of $153m in 2020. Our ability to capture demand through our strong brands, enterprise and scale, coupled with careful cost control, led to operating profit from reportable segments more than doubling to $534m versus 2020, with sustainable savings successfully achieved alongside continued investment to support growth. Strong cash generation led to a reduction in net debt of almost $650m year-on-year.

While a higher-than-average removals rate, linked in part to our Holiday Inn
®
and Crowne Plaza
®
Hotel & Resorts quality review, meant our net system size declined slightly, the opening of 291 hotels, including our 3,000th for Holiday Inn Express
®
, represented 5.0% gross growth and underlines the long-term confidence owners have in IHG and our brands. We also added 437 hotels to our pipeline, with the almost 24,000 rooms signed in Q4 much closer to the levels seen in 2019. In total, our global pipeline of almost 1,800 hotels represents more than 30% of our current system size, with more than 40% under construction.

Focus on growth
Our focus in recent years has been to improve the quality of our existing hotels for guests and the returns our brands generate for owners, and in parallel increase the scale of those brands, the breadth of our portfolio, and the value of our technology and loyalty offer. In spite of a pandemic, I am proud of the progress against our strategic priorities in 2021 and the impact this will have on how we operate and grow with owners as the industry strengthens.

Key highlights include the Holiday Inn and Crowne Plaza quality review, which has driven significant owner investment in 83 properties and the removal of 151 hotels. With excellent future growth prospects, this work is not just critical to protecting the performance and reputation of these brands, but also to our ability to reduce our future group average removals rate and help achieve our ambition of industry-leading net rooms growth.

The importance of our established brands was reflected in our Holiday Inn
®
Brand Family representing almost half of all signings in 2021, while the addition of new brands across more segments increases our attractiveness to owners and opens up further growth opportunities. Within Essentials, avid
®
hotels is now our second largest contributor to system size and outperforming peers in guest satisfaction, and voco
™
hotels has already expanded to 25 countries within Premium. In Luxury & Lifestyle, progress included Six Senses
®
now having grown its open and pipeline estate by more than half since acquisition in 2019, and our new Vignette Collection brand already at six signings and a first opening since launch in August.

As we use our IHG
®
Hotels & Resorts masterbrand to showcase the breadth of our portfolio, we continue to enhance the enterprise that supports it. This includes developing our next-generation mobile app, and preparing thousands of hotels to allow guests to choose specific room characteristics and add stay enhancements when booking with us, and in parallel enable our owners to generate maximum value from their hotel’s unique features.

Transformational work also took place in loyalty ahead of a relaunch in 2022 that will offer members more rewarding tiers and points value, provide richer benefits and exceptional choice, and attract more next-generation travellers. In the first year of our 2030 Journey to Tomorrow responsible business plan, key progress included upgrading our science-based target to help limit global warming to 1.5°C, launching our virtual IHG Skills Academy platform, corporate employees completing more than 10,000 hours of conscious inclusion training, and supporting charities responding to natural disasters.

Thank you
I would like to thank the Board for their guidance, and ahead of his retirement as Chair, recognise the invaluable contribution Patrick Cescau has made in his nine years with IHG. He is a hugely respected figure and on a personal note I am grateful for his counsel and support. Though he will be missed, we look forward to welcoming Deanna Oppenheimer.

On behalf of the Executive Committee, I would also like to thank our owners for their partnership and commitment, and our inspiring colleagues for bringing our brands and purpose of True Hospitality for Good to life, and making IHG a stronger business. To see IHG again named a Kincentric Global Best Employer in 2021 was a proud moment and it has meant a lot to reconnect with colleagues in person this year, as well as our owners, knowing that together we look to the future with confidence.

Keith Barr
Chief Executive Officer

Chief Executive Officer’s review	IHG | Annual Report and Form 20-F 2021	7

Strategic Report

Industry overview

We operate in an industry with high growth potential,
underpinned by strong long-term fundamentals
that remained resilient during the pandemic.

T	he $360 billion hotel industry has compelling structural growth drivers, underpinned by factors including consumers’ inherent desire to travel, population growth, and an expanding middle class in emerging markets with increasing disposable incomes. While the pandemic suppressed demand during 2020 and 2021, demand has returned rapidly in domestic markets as government restrictions have lifted and vaccination rates increased. This demand has predominantly been in markets not exposed to cross-border trips and across essential business travel, though discretionary corporate travel and group events have begun to return.

Cost remains a significant barrier to building a scale position in the industry, whether that’s due to the investment required to build and maintain hotels, establish a strong loyalty programme or to market brands in a competitive marketplace. As such, the industry remains fragmented, with 54% of rooms affiliated with a global or regional chain.
Branded hotel penetration has steadily increased as a long-term trend and is expected to continue to grow as consumers look to trusted brands to meet their evolving expectations, particularly when it comes to state-of-the-art
technology and the skills, scale and resources to provide more sustainable stays. Owners affiliated with a brand tend to generate higher returns.
For the industry as a whole, it is not yet clear what impact there will be on demand from structural changes brought about by the pandemic, such as technology replacing elements of business travel. However, this may be offset by a greater use of hotels to facilitate a global shift to increasingly flexible working arrangements. In addition, there is scope for ‘bleisure’ demand, where flexible working creates potential for leisure demand to be combined with business stays.
It is likely that fluctuating
Covid-19
restrictions will continue to create a volatile demand environment in the short term. However, we anticipate the attractive industry fundamentals to be fully restored in the longer term. For example, STR forecast that US industry RevPAR will return to 2019 levels by the end of 2023.

8	IHG | Annual Report and Form 20-F 2021

Strategic Report

with significant barriers to entry…

2021 24.3%
2020 23.9%
2019 23.9%
2018 23.4%
2017 22.5%
2016 21.9%

Source: STR

54%
1.4x
77%
Branded share of global room supply
Branded share of global active pipeline

Source: STR

Source: Accenture

Source: Bond, in partnership with Visa

and a track record of growth

Industry RevPAR has seen a long-term track record of growth; the most recent recovery has been driven by domestic leisure demand
US Industry RevPAR growth, monthly year-on-year

70%
0%
-75%
66%
55% 55%
35%
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2021
Luxury and upper upscale
Upscale
Total Midscale
Economy

Source: STR

Global industry RevPAR ($)
RevPAR movements are illustrative of lodging demand

2021 53.7
2020 37.0
2019 80.6
2018 80.8
2017 78.9
2016 76.2

Source: STR

Global rooms supply (m rooms)
Supply growth reflects the attractiveness of the hotel industry

2021 20.1
2020 19.7
2019 19.5
2018 19.0
2017 18.5
2016 18.1

Source: STR

- A fee-based, asset-light model:
  - Franchised: owned and operated by parties distinct from the brand, who pay fees to the hotel company for use of its brand.
  - Managed: operated by a party distinct from the hotel owner. The owner pays management fees and, if the hotel uses a third-party brand name, fees to that third-party, too.
- An owner-operated, asset-heavy model:
  - Owned: operated and branded by the owner who benefits from all the income.
  - Leased: similar to owned, except the owner-operator does not have outright ownership of the hotel but leases it from the ultimate owner.

Industry overview IHG | Annual Report and Form 20-F 2021 9

The top five hotel groupsa have increased their market share Share of top five branded hotel groups as % of global rooms supply a Includes IHG, Marriott International, Inc., Hilton Wyndham Worldwide Hotels & Holdings Resorts Inc Inc..,, Accor S.A. Source: STR With share expected to further expand Branded share of global industry supply and share of global industry active pipeline Consumers value loyalty membership which requires a large scale enterprise to deliver 57% Of consumers spend more on brands to which they are loyal Source: Accenture 84% Of loyalty programme members have made a redemption from the programme Source: Bond, in partnership with Visa Global industry RevPAR ($) Global rooms supply (m rooms) RevPAR movements are illustrative Supply growth reflects the attractiveness of lodging demand of the hotel industry Branded hotel business models There are two principal business models: A fee-based, asset-light model: An owner-operated, asset-heavy model: –   Franchised: owned and operated by –   Owned: operated and branded by parties distinct from the brand, who the owner who benefits from all pay fees to the hotel company for use the income. of its brand. –   Leased: similar to owned, except –   Managed: operated by a party distinct the owner-operator does not have from the hotel owner. The owner pays outright ownership of the hotel but management fees and, if the hotel leases it from the ultimate owner. uses a third-party brand name, fees to that third-party, too. Asset-heavy models generate returns on the real estate and centralise control over operations. Asset-light models typically enables faster growth and generate higher returns. This model tends to present lower risk to fluctuations in the economy.

Strategic Report

Our business model

We predominantly franchise our brands and manage hotels
on behalf of third-party hotel owners and have a weighting
to more resilient domestic
non-urban
markets.

T	he growth of our business relies on two fundamental growth drivers: revenue per available room (RevPAR) and increasing the number of rooms across our estate. RevPAR indicates the value guests ascribe to a given hotel, brand or market and grows when they stay more often or pay higher rates. Room supply reflects how attractive the hotel industry is as an investment from an owner’s perspective.

To drive growth, we have a portfolio of 17 brands across more than 100 countries in the Suites, Essentials, Premium and Luxury & Lifestyle categories. Supported by a leading loyalty programme and powerful technology, our brands meet clear guest needs and generate strong returns for our owners, which in turn attracts further hotel investment and grows our estate.
IHG is an asset-light business and our focus is on growing fee revenues and fee margins, which we can do with limited capital requirements. This enables us to grow and invest in our business while generating high returns on invested capital and strong cash flow.
We generally franchise or manage hotels, with the decision largely driven by market maturity, owner preference and, in certain cases, the particular brand. Hotels in the Essentials category tend to be franchised, while Luxury & Lifestyle hotels are predominantly managed.
Our broad geographic spread and weighting towards essential business and domestic leisure travel has driven resilience relative to the wider industry during the pandemic. We are weighted towards non-urban
markets which are less reliant on international inbound travel and less exposed to large group meetings and events. A combination of these factors, along with our enterprise capability, has allowed IHG to outperform the wider industry in RevPAR growth.

Our asset-light business model means we do not employ colleagues in franchise hotels, nor do we control their day-to-day
operations, policies or procedures. That being said, IHG and our franchise hotels are committed to delivering a consistent brand experience, conducting business responsibly and sustainably so that we deliver our purpose of providing True Hospitality for Good.

Holiday Inn Express
®
 & Suites Johor Bahru, Malaysia

10	IHG | Annual Report and Form 20-F 2021

Strategic Report

How we generate revenue

Guests
$
Hotel
IHG fee revenue
System Fund
Hotel owner
Franchised
RevPAR
X
Rooms
X
Royalty rate
Managed
Fixed % of total hotel revenue as a management fee and typically a share of hotel gross operating profit after deduction of management fees

System Fund
IHG manages a System Fund for the benefit of hotels within the IHG system and their third-party owners, who pay contributions into it. This includes a marketing and reservation assessment and a loyalty assessment.

Given the significant scale of the System Fund, IHG can make substantial investments in marketing brands, creating a leading loyalty programme and powerful technology, including revenue management systems, thereby strengthening the IHG enterprise.

Third-party hotel owners pay:

Fees to IHG in relation to the licensing of our brands and, if applicable, hotel management services.

Assessments and contributions which are collected by IHG for specific use within the System Fund.

IHG revenue from reportable segments[a]

2021: $1,390 million

Revenue attributable to IHG comprises:

- Fee business revenue from reportable segments:
  - Franchise fees
  - Management fees
  - Central revenue (principally technology fee income)
- All revenue from owned, leased and managed lease hotels.

See page 72 for more information.

System Fund revenues

2021: $928 million

- Assessments and contributions paid by hotels
- Revenue recognised on consumption of IHG Rewards loyalty points

See page 56 for more information.

[a] Excludes System Fund and hotel cost reimbursements.

How we generate revenue Franchised hotels We receive a fixed percentage of rooms revenue when a guest stays at one of our hotels. This is our fee revenue. Managed hotels From our managed hotels, we generate revenue through a fixed percentage of the total hotel revenue and a proportion of hotel profit. Owned, leased and managed lease hotels For hotels which we own or lease, we record the entire revenue and profit of the hotel in our financial statements. Our owned, leased and managed lease hotels have reduced from over 180 hotels 20 years ago, to 19 hotels at 31 December 2021. System Fund The System Fund also benefits from Given the significant scale of the IHG manages a System Fund for the proceeds from the sale of IHG® Rewards System Fund, IHG can make substantial benefit of hotels within the IHG system points under third-party co-branding
investments in marketing brands, and their third-party owners, who pay arrangements. creating a leading loyalty programme contributions into it. This includes a and powerful technology, including marketing and reservation assessment revenue management systems, thereby and a loyalty assessment. strengthening the IHG enterprise.

Strategic Report
Our business model
continued

How we drive operating profit

Our asset-light business model requires a limited increase in IHG’s own operating expenditure to support our revenue growth, which delivers operating profit and fee margin growth.

The benefit of operational efficiencies, along with brands and markets becoming more mature, has supported fee margin expansion on average by over 100bps a year between 2009-2019.

For franchised hotels, the flow through of revenue to operating profit is higher than it is at managed hotels, given our well-invested scale platform where limited resources are required to support the addition of an incremental hotel. This is most evident in our Americas region, where fee margins are the highest, reflecting our scale and around 90% of our hotels operating under our franchised model.
Across our managed hotels, the flow through of revenue to profit can be lower, given higher operating expenditure on operations teams supporting the hotel network.

a	Fee margin excludes owned, leased and managed lease hotels, significant liquidated damages and the results of the Group’s captive insurance company and is stated at AER.
Our owned, leased and managed lease hotels tend to have significantly lower margins than our fee business. This is because we not only record the entire revenue of the hotel, but also the entire cost base, which includes staff and maintenance of the hotel.

Disciplined approach to capital allocation and managing liquidity

Our asset-light business model is highly cash generative through the cycle and enables us to invest in our brands and strengthen our enterprise. We have a disciplined approach to capital allocation, which ensures that the business is appropriately invested in, whilst maintaining an efficient and conservative balance sheet.

Beyond this, we look to return surplus cash to shareholders through ordinary and special dividends and share buybacks, with our objective to maintain an investment-grade credit rating. One of the measures we use to monitor this is net debt: adjusted EBITDA and we aim for a ratio of
2.5-3.0x.

Liquidity through the recovery
As occupancies have recovered, the strength of our cash generation became evident with adjusted free cash flow
a
generation of $571m in 2021.

Recovering demand during 2021 and strong cost control resulted in rapid deleveraging. As such, our net debt: adjusted EBITDA ratio was 3.0x at 31 December 2021 (7.7x as at 31 December 2020).

During the year, we repaid £600m of commercial paper issued under the UK Government’s Covid Corporate Financing Facility (CCFF). Following the issuance and repayment of bonds in 2020, our next bond maturity is £173m in November 2022, with no further bond maturities until October 2024. As at 31 December 2021, IHG had available liquidity of $2.7bn.

Our $1.35bn syndicated and bilateral revolving credit facilities (RCF) have covenant relaxations in place for 2022 (see page 59). Our covenant leverage was 3.0x at 31 December 2021 (2020: 8.7x).

Looking forward, our approach to capital allocation remains unchanged. As the business recovers, our priorities for the uses of cash are consistent: ensure the business is appropriately invested in to drive growth; target sustainable growth in the ordinary dividend; and return surplus funds to shareholders, while at the same time considering our stated aim of a leverage ratio of
2.5-3.0x,
and our objective of maintaining an investment-grade credit rating.

a
Use of
Non-GAAP
measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as
Non-GAAP)
are presented that are used internally by management as key measures to assess performance.
Non-GAAP
measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on page 73 to 77 and reconciliations to IFRS figures, where they have been adjusted, are on pages 218 to 223.

12	IHG | Annual Report and Form 20-F 2021

 Consistent uses of cash

Our priorities for the uses of cash are consistent with previous years and comprise three pillars: Shareholder returns (2003-19) ($bn) Source of returns	1 Invest in the business to drive growth We look to strategically drive growth, while maintaining strict control on investments and our day-to-day capital expenditures.
2
Target sustainable growth in the ordinary dividend
IHG has a dividend policy where we would look to grow the ordinary dividend each year, while balancing all our stakeholder interests and ensuring our long-term success.
3 Return surplus funds to shareholders The Group has a strong track record of returning surplus cash to shareholders. Since 2003, including the ordinary dividend, the Group has returned $13.6bn.
 Capital expenditure
 Spend incurred by IHG can be summarised as follows:

Type	What is it?	Recent examples
Maintenance capital expenditure and key money
Maintenance capital expenditure is devoted to the maintenance of our systems and corporate offices, along with our owned, leased and managed lease hotels.

Key money is expenditure used to access strategic opportunities, particularly in high-quality and sought-after locations, when returns are financially and/or strategically attractive.

Examples of maintenance spend include maintenance of our offices, such as reformatting in light of the pandemic. Across our owned, leased and managed lease hotels we invest in refurbishment of public spaces and guest rooms.

Examples of key money include investments to secure representation for our brands in prime locations.

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

Examples of recyclable investments in prior years include our EVEN
®
Hotels brand, where we used our capital to develop three hotel properties in the US to showcase the brand. These hotels have now been sold and operate under a franchise agreement.

System Fund capital investments for strategic investment to drive growth at hotel level	The development of tools and systems that hotels use to drive performance. This is charged back to the System Fund over the life of the asset.	We continue to develop our cloud-based Guest Reservation System (GRS) and IHG Concerto ™ . Other examples include redevelopment of the IHG mobile app ahead of launch in 2022.

Dividend policy
The Board consistently reviews the Group’s approach to capital allocation and seeks to maintain an efficient balance sheet and investment-grade credit rating. IHG has an excellent track record of returning funds to shareholders through ordinary and special dividends, and share buybacks. The ordinary dividend paid to shareholders increased at an 11% CAGR between 2004 and 2019.

When reviewing dividend recommendations, the Directors take into account the long-term consequences. The Board looks to ensure that any recommendation does not harm the sustainable success of the Company and that there are sufficient distributable reserves to pay any recommended dividend. The Board assesses the Group’s ability to pay a dividend bearing in mind its responsibilities to its stakeholders and its objective of maintaining an investment-grade credit rating.

The Board is therefore proposing a final dividend of 85.9¢ in respect of 2021, an amount equivalent to the withdrawn final payment in respect of 2019.

  See pages 92, 107, 113 and 114 for information about how we have engaged with shareholders and investors during 2021.

Our business model	IHG | Annual Report and Form 20-F 2021	13

Strategic Report Trends shaping our industry The pandemic has accelerated a number of pre-existing
trends within the hotel industry, including digitalisation and customer centricity, along with greater demand for sustainable branded experiences. In the near term, new factors have also emerged, including managing labour and supply shortages. During the pandemic, the nature of hotel stays changed significantly. As guests returned to travel following the lifting of restrictions and reopening of hotels, there was a significant focus on cleanliness, with the industry collaborating with leading experts in this field. The volatile nature of infection rates also saw guests welcome flexible cancellation policies and the extension of loyalty programme status. As vaccines have rolled out and restrictions eased or lifted, what’s become clear is that the pandemic was a ‘demand suppression’ event for the industry, with travel subsequently bouncing back significantly. This has been quickest in domestic leisure, whilst essential business demand has proven relatively resilient, particularly in extended stay chains and in the economy and midscale categories. Discretionary business travel, group bookings and international trips have also shown encouraging signs of recovery. Technology and digitalisation continue to play a key role across the entire guest journey. This includes digital booking, greater levels of personalisation and the ability to choose room attributes, and service delivery during a guest stay. Labour chain pressures and supply Government-mandated hotel closures in 2020 saw many people in hospitality switch careers, and as demand returns, vacancies are at record highs in some markets, with the World Travel & Tourism Council predicting employment in the sector will rise 18% in 2022 to 324 million available jobs. The industry must work together with governments to address these staff shortages, including through facilitating greater labour mobility across borders, shifting to remote working, upskilling the workforce, promoting education and apprenticeships, and creating fair, safe roles. As markets pivot towards growth, supply chains have also been disrupted. With the lack of available products largely due to input shortages, businesses with complex supply chains are finding things particularly challenging. For hotels, this has led to shortages in key areas, from linen for guest stays to timber for construction projects. Our response • Optimising operating models at hotels to improve efficiency and create savings to help offset higher staff costs • Working with recruitment agencies to provide trained staff on demand when required • Provided new hiring resources, deepened relationships with job platforms, and increased awareness of vacancies through social media • In Australia, our myFlex initiative has given hotel colleagues the flexibility to work across any of our hotels in the country’s managed estate, supporting both staffing levels and work-life balance • Using our IHG® Academy to prepare young people for a career in hospitality, supported by a new virtual learning platform • Enhancing our global procurement offer, with our teams finding more ways to leverage central purchasing and seek cost-effective solutions for owners. During 2021, IHG procurement delivered a greater than 10% cost reduction on $1.3bn of spend across IHG’s hotel and corporate supply chains spanning 15 countries See pages 19 to 28, and 39 for more information.

Sustainability considerations Guests are paying closer attention to a company’s commitment to look after the world around us. A global study commissioned by IHG indicated that more than 80% of consumers noted the importance of choosing a hotel brand that operates responsibly, with guests willing to spend on average 31% more on accommodation that meets this need. Business customers are also increasingly requesting information about sustainable accommodation and meeting options to help make progress against their own targets. With stakeholders now expecting businesses to operate and grow responsibly, a rapidly growing number of organisations are making external commitments to drive environmental and social change, including joining the UN’s Race to Zero by upgrading their carbon emissions targets. Our response • Launching an automated utility data collection tool across all our hotels globally to inform steps to operate sustainably • Developing our Hotel Energy Reduction Opportunities (HERO) tool, which will be key to helping our hotels target energy and carbon reductions • Committing to a 1.5°C science-based target (SBT), which puts IHG on a trajectory to achieve net zero by 2050. In addition, we have joined Race to Zero – the
UN-endorsed
campaign to rally leadership and support from cities, businesses and investors for a greener, more resilient, net zero carbon future • On track to eliminate single-use
miniature bathroom amenities from our hotels during 2022 • Establishing an Environmental Sustainability Committee with the IHG Owners Association, which will collaborate with IHG on energy reduction in hotel operations • Partnering with suppliers to help ensure they share the same responsible business commitments as we do • Working with a large number of government and industry stakeholders to help provide support for our owners through policies and incentives, such as green financing See pages 29 to 35 and 229 to 230 for more information. Demand hotel experiences for branded Guests are increasingly seeking the reassurance of a high-quality, safe branded stay as the industry recovers from the pandemic. At the same time, independent hotels are recognising the advantages of being attached to a branded system, including lower distribution costs, marketing at scale and a powerful loyalty offer that can drive repeat guest stays. While many independent hotels remained closed during the pandemic and experienced numerous fixed costs, many branded properties were more able to meet demand from quarantine stays, key workers and a global sales network adept at capturing the return of travel. As such, owners are increasingly looking at conversions to join a branded system with limited changes to their properties, particularly in the upscale and luxury segments. Our response • Continued to strengthen our enterprise with enhancements to our revenue delivery systems, technology offer and operational expertise • Enriched our loyalty offer with dynamic pricing for Reward nights, with further enhancements in 2022 expected to strengthen member engagement • Engaging with owners of independent hotels on potential conversions while maintaining brand standards • Successful launch of upscale conversion brand voco, which has fewer brand requirements, but all the hallmarks of a high-quality and safe guest experience • Launch of Vignette Collection, which allows owners of high-quality upscale and luxury hotels to maintain the distinct identity of their properties while enjoying the benefits of a branded system • Giving guests assurance throughout their stays with our IHG® Clean Promise, where high standards of hygiene have been developed with Cleveland Clinic, Ecolab and Diversey See pages 17 to 22 for more information.

Strategic Report Our strategy Our ambition to deliver high-quality, industry-leading net rooms growth in the coming years is underpinned by strategic investment in our brands, people, systems and scale to drive growth across our portfolio in high-value markets and segments. Over the long term, with disciplined execution, this approach supports sustained growth in cash flows and profits, which can be reinvested in our business and returned to shareholders. In the shorter term, with volatility remaining a factor as markets respond to and recover from the pandemic, we continue to focus on rebuilding revenue and profit back to prior levels, while still investing in growth. Our four strategic priorities have been designed to put the expanded brand portfolio we have built in recent years at the heart of our business, and our owners and guests at the heart of our thinking. They recognise the crucial role of a sophisticated, well-invested digital approach, and ensure we meet our growing responsibility to care for and invest in our people, and to make a positive difference to our communities and planet. Combined, the projects and programmes that support these four pillars each year are designed to improve performance and stimulate growth by helping us create competitive advantage, build richer guest and owner relationships, operate sustainably and responsibly, and enhance a culture that brings the best out of our teams. Our plans and their execution are shaped by what we have learnt throughout the pandemic, as well as the current economic and social environment, and industry trends and challenges as markets recover. Our success and reputation are dependent on our commitment to our purpose of True Hospitality for Good, underpinned by our workplace culture and commitment to operating in a responsible and ethical manner. Together, these elements ensure we build trust with all our stakeholders and work within a culture of respect, responsibility and inclusivity, alongside clear engagement with our strategy and the ways in which we aim to create a stronger business for everyone. See how the Board considered strategic and operational matters on pages 90 to 91. See how IHG does business on pages 36 to 39. OUR PURPOSE True Hospitality for Good OUR AMBITION To deliver industry-leading net rooms growth OUR STRATEGY Use our scale and expertise to create the exceptional guest experiences and owner returns needed to grow our brands in the industry’s most valuable markets and segments. Delivered through a culture that retains and attracts the best people and embraces opportunities to positively impact the world around us.

Strategic Report

Grand Hotel Wien, Austria – signed as a Vignette™ Collection hotel

PRIORITY:

Build loved and trusted brands

A decade of progress

34%
Increase in open hotels (2011-2021)

34%
Increase in open rooms (2011-2021)

40%+
Proportion of our global pipeline under construction

9
Brands launched or acquired in the past decade

	2011	2021
Luxury & Lifestyle	InterContinental Hotels & Resorts; Hotel Indigo	Six Senses; Regent; Kimpton Hotels & Restaurants; Vignette Collection
Premium	Crowne Plaza Hotels & Resorts	voco; EVEN Hotels; Hualuxe Hotels and Resorts
Essentials	Holiday Inn Express; Holiday Inn	avid
Suites	Staybridge Suites; Holiday Inn Club Vacations; Candlewood Suites	Atwell Suites

Central to our success is the love and trust our guests and owners feel for our brands. We focus on investing in a portfolio that offers guests exceptional quality and experiences, and one that represents a leading choice for owners, built on a commitment to industry outperformance, effective hotel lifecycle management and strong returns. Key to our strategy is having a family of diverse and attractive brands capable of meeting the needs of a range of guests and owners. In the past decade, we have transformed our portfolio, adding six new brands in the past four years alone. This includes significantly strengthening our Luxury & Lifestyle offer for guests and owners, and our ability to take advantage of an increasing number of conversion opportunities in what is a fragmented market. Alongside this, we have continued to invest significantly in the quality, design, service and technology that underpins our existing well-established brands. Supported by IHG Rewards, one of the industry’s biggest loyalty programmes, we now have a total of 17 brands – some of them world-famous and industry-leading, others gaining greater attention, and newer ones starting out with exciting growth prospects ahead. As the industry recovers and development activity increases, we are focused on expanding all of them at pace.

Strategic Report Our strategy continued Build loved and trusted brands continued What we achieved in 2021 We celebrated the opening of 291 hotels during 2021, including our 3,000th for Holiday Inn Express and more impressive hotels for our InterContinental® Hotels & Resorts brand in its 75th anniversary year. A further 437 hotels were added to our global pipeline, with almost half belonging to our powerhouse Holiday Inn and Holiday Inn Express brands. In order to drive future growth, we continue to balance investing in our existing established brands to further enhance performance and perception, alongside accelerating the expansion of newer brands in key markets. To underpin this, we have invested in our hotel development teams to accelerate signings and put more emphasis on supporting functions to facilitate growth, such as investment analysis and legal. Critical work this year has included a review of our Holiday Inn and Crowne Plaza estates, focused on quality of service and property condition. These powerful brands are key to future growth, which relies on ensuring consistency and quality levels meet the expectations of our owners and guests. Reflecting significant investment by our owners, 83 hotels have committed to improvement plans or scopes of work that will support improved performance and raise guest satisfaction scores. In addition, 151 hotels were removed from the estate. Through the outcomes of the review, together with other property improvements and new openings over the past four years, in the Americas two-thirds
of the Holiday Inn estate and three-quarters of the Crowne Plaza estate have been updated. Excellent progress with newer brands continued, with avid already the second largest contributor to system growth, voco now globally established with a presence in 25 countries, and Six Senses having increased its system size and pipeline by more than half since acquisition in 2019. Following its launch in August, our Luxury & Lifestyle collection brand, Vignette Collection, has already secured six properties, with the first open by the end of the year. This new brand provides high-quality independent hotels access to the benefits of IHG’s enterprise, while allowing us to offer guests more distinctive and unique properties that would otherwise not fit within our existing brands. There are around 1.5 million independently run rooms in the market segments we are targeting, and we expect to attract more than 100 hotels within 10 years. To increase consumer perception and awareness of our full family of brands across Luxury & Lifestyle, Premium, Essentials and Suites, we adopted a new IHG Hotels & Resorts masterbrand marketing approach, which drove improved brand awareness and preference during the year. Loyalty promotions in key markets and travel hubs were also increased, underpinned by travel flow data. voco Bonnington Dubai, UAE In December, we were proud to win four awards at the 28th World Travel Awards, including World’s Leading Business Hotel Brand 2021 and World’s Leading Hotel Brand 2021 (InterContinental); World’s Leading Premium Hotel Brand 2021 (voco); and World’s Leading Budget Hotel Brand 2021 (Holiday Inn Express). What’s to come Following the conclusion of our Holiday Inn and Crowne Plaza review in 2021, we expect our average group removals rate to reduce and for net system size growth to subsequently accelerate, reflecting hundreds of planned openings and increasing development activity as markets continue to recover. With a pipeline of almost 1,800 hotels, representing more than 30% of our current estate, and a more rounded portfolio of attractive brands, we are confident in our ability to deliver industry-leading net system size growth in the coming years through the continued expansion of our established brands and scaling of newer additions. Notable openings in 2022 include our first Atwell Suites™ properties, Kimpton® Hotels & Restaurants making its debut in mainland China, and a flagship Regent® hotel in Hong Kong. Key factors in delivering our expected growth include capitalising on more conversion opportunities within the Luxury & Lifestyle space. Together, the upscale and luxury segments now represent 32% of our system size and 42% of our pipeline. 25% Of openings in 2021 were conversions

W	e know that to stay successful we need to put ourselves in the shoes of our leisure guests, business customers and owners managed estate, supporting both staffing levels and work-life balance.

We also launched our Journey to GM talent acceleration programme to support those making the transition into General Manager roles, and strengthened how we identify and develop future talent as our estate expands.

As demand increases in our hotels, we are providing our owners and teams with clear action plans, training and support for evolving brand standards and procedures to meet changing guest expectations. Rising costs due to inflation in some markets have been met with operational efficiency changes and an expanded procurement offer, with our scale and expertise helping deliver new solutions that resulted in net year-on-year
savings of more than 10% for owners across the $1.3bn of spend managed by IHG.

Thousands of owners and operators also joined our webinars during the year on topics including virtual sales calls, evolving food and beverage, and the IHG
®
Way of Clean programme. In late 2021, we collaborated with the Professional Convention Management Association to offer hotel teams a new Hybrid Events for Hotels & Venues Intro Certificate Course, to help them successfully partner with planners to host corporate and social hybrid events.

We have captured demand through tailored marketing campaigns and promotions, supported by resources such as PR toolkits and new services within IHG’s Revenue Management for Hire programme, which helps hotels identify and act on revenue opportunities using business intelligence and data.

To ensure our corporate teams are thinking like our owners, we also invited owners and General Managers (GMs) to speak at regional townhalls and share their perspectives during 2021.

For
our guests
, as more people return to travel, we are focused on ensuring the services, technology and experiences we create meet evolving expectations.

Cleanliness and safety standards have remained very important, underpinned by our IHG Way of Clean programme and IHG Clean Promise. The stay experience has continued to evolve, including the reintroduction of buffet breakfasts and social hours for brands in certain markets, and we offer clear guest communication on what to expect during their hotel stay at this time.

During 2021, we introduced more loyalty offers for IHG Rewards members, extended the pause on points expiration and integrated select Six Senses resorts into the programme.

in all we do. This is how we create unrivalled service and tailored experiences in our hotels, and attractive investment opportunities with strong returns for our owners.

Our response to the pandemic has illustrated more than ever our desire to go the extra mile through fast, thoughtful and effective solutions, built on listening to what’s needed. Whether it’s food and beverage, cleanliness, hybrid meetings or loyalty enhancements for guests, or more efficient operations, recruitment support or procurement solutions for our owners, we’re working with a customer-centric mindset to ensure IHG and our brands stand out as a preferred choice in the market.

What we achieved in 2021

Many of our
hotel owners
represent small, individual businesses and as the recovery strengthens, we’re providing the operational and commercial support they need to drive performance, alongside seeking opportunities to grow further with them.

One of the big challenges of the pandemic for our industry is recruiting and retaining talent to meet returning guest demand. IHG has provided a number of tools and solutions for hotels, including new hiring resources, deeper relationships with job platforms, and targeted social media campaigns. In Australia, our myFlex initiative has given hotel colleagues the flexibility to work across any of our hotels in the country’s

Our strategy	IHG | Annual Report and Form 20-F 2021	19

Strategic Report
Our strategy
continued
Customer centric in all we do
continued

Such steps have deepened guest relationships, with Reward Night bookings largely recovering to pre-pandemic
levels and participation rates of our higher tiered members exceeding 2019 levels. A further nine million members also joined the programme, with record enrolments on our web and mobile channels.

For corporate guests, ‘Welcome Back to Business’ campaigns were launched, with our SME programme, IHG Business Edge, increasing its accounts by 44% in the year.

Our Meet with Confidence programme for business customers was also expanded to include new rapid on-site
testing for large events at our US hotels, while a new Points + Perks offer makes bookings even more rewarding. In November, IHG received the Stella Award gold medal for Best Hotel Chain for the exceptional meeting experience provided through the programme. Reflecting our ongoing customer-centric approach, our Guest Satisfaction Index continued to improve, achieving scores of 100 or better for each brand and outperforming peers.

To continue improving guest satisfaction scores and drive revenue for our owners, updated guest room and public space design programmes are ongoing across many of our brands, including our Formula Blue concept at Holiday Inn Express and next-generation designs for Holiday Inn, Candlewood Suites
®
and Staybridge Suites
®
.

What’s to come

Our IHG Rewards loyalty programme is critical to our business and our future growth. Our members drive around half of all room nights globally each year and spend 20% more in our hotels than non-members.
They are also nine times more likely to book direct, which is more profitable to our owners.

To deepen relationships with new and existing members, and drive more repeat business for our owners, we will transform our loyalty offering in 2022. In January 2022, we announced a first phase of new tiers and bonus-point earning structure that will allow our members to earn more points, more quickly than ever before. Later in the year, details of the full programme will commence, including new and enhanced benefits, more experiences and more redemption options, all powered by our new IHG mobile app, which goes live in 2022.

As the new programme rolls out, we’re taking steps to ease the pressure and disruption on our busy hotel teams by providing training and resources, alongside carefully managing costs for owners.

Helping our owners manage costs to build, open and operate is a top priority, so we continue to work closely with them on solutions to increase revenue alongside delivering more efficient and sustainable operations. Key elements to this include a continued focus on our central procurement services and reducing energy costs.

As we focus on accelerating growth, we will also proactively manage our global development pipeline and help support our owners to ensure they can progress projects as quickly as possible.

Guest engagement

Our ability to offer a range of differentiated and attractive brands with rich stay experiences, great value, flexibility and strong loyalty rewards are key to attracting guests to IHG branded hotels and driving commercial performance and revenue.

What impacted them in 2021	Engagement	Outcomes

•
  Booking, cancellation and loyalty flexibility as a result of local pandemic travel restrictions

•
  Covid-19 related health and safety protocols

•
  Evolving corporate meeting requirements blended with hybrid working and leisure

•
  Quality of the guest stay and booking experience, including increased digitalisation

•
  Location of hotels and facilities offered

•
  Preference for hotels with trusted societal and green credentials

•
  Guest surveys

•
  Nine contact centres supporting guests in seven countries, with 2,700 sales and service agents speaking 12 languages

•
  Social media engagement

•
  Programme of targeted stay campaigns, loyalty promotions and awareness of stay experience improvements

•
  Board and Executive Committee reviews of guest proposition and loyalty offer as part of the Board’s consideration of strategic and operational matters

•
  Consumer surveys focused on attitudes to being more environmentally and socially conscious when travelling, and the pandemic’s impact on appetite to travel

•
  Extended points expiry for loyalty members, and increased masterbrand marketing and stay promotions, leading to uplift in brand awareness

•
  Continuation of IHG Way of Clean programme and evolution of Meet with Confidence programme for corporate clients

•
  Enhanced customer service support, including automation to speed up response time and direction to the right team

•
  Guest experience enhancements, including renovations, new designs and simpler room rates

•
  Opening of 291 hotels and launch of our 17th brand, Vignette Collection

•
  Continued improvement in Guest Satisfaction Index, with scores of 100 or better for each brand and outperforming peers

•
  Launch of Journey to Tomorrow 10-year responsible business plan

See our guest love KPI on page 52 and how the Board had regard for guests as part of their consideration of strategic and operational matters on pages 90 to 91.

20	IHG | Annual Report and Form 20-F 2021

Why hotel owners choose to work with IHG	Hotel owners choose to work with IHG because of the trust they have in our brands and our track record in delivering strong returns.

Hotel owner engagement

IHG’s success relies on hotel owners investing in our brands. To remain attractive, we focus on the breadth of our brand portfolio and effectiveness of our loyalty programme, enterprise contribution, technology, procurement and sales offering.

`

	What impacted them in 2021	Engagement	Outcomes

•
  Ability to capture and drive demand to their hotels

•
  Evolving brand standards

•
  Labour shortages, supply chain and continued budgeting constraints caused by the pandemic

•
  Expanded brand portfolio with launch of Vignette Collection

•
  Direct meetings with CEO and regional CEOs

•
  IHG Owners Association collaboration

•
  Portfolio and individual hotel reviews covering operational, strategic and industry trend updates

•
  Webinars, regular newsletters and bulletins

•
  Hotel lifecycle and finance team support

•
  Collaboration with governments and industry to support recovery

•
  Tailored marketing and promotions, supported by new data-driven resources and services that help hotels quickly identify and act on revenue opportunities

•
  Brand standards evolved or removed to create more efficient and effective operations

•
  Net
year-on-year
procurement savings of over 10% for owners across $1.3bn spend managed by IHG

•
  Increased training, guidance and recruitment support for hotel teams

•
  Next-gen
formats and refurbishments being applied to hotels under brands including Holiday Inn Express, Holiday Inn, Candlewood Suites and Staybridge Suites

•
  83 hotels committed to improvement plans as a result of the Holiday Inn and Crowne Plaza review, and 151 hotels exited the estate

See our net rooms supply, signings, gross revenue and enterprise contribution KPIs on pages 50 and 51 and how the Board had regard for hotel owners as part of their consideration of strategic and operational matters on pages 90 to 91.

Visit www.owners.org for further information about the IHG Owners Association.

Our strategy	IHG | Annual Report and Form 20-F 2021	21

Strategic Report

Our strategy continued

PRIORITY:

Create digital advantage

In a world where we all expect seamless experiences, our digital capabilities form crucial aspects of our offer for guests and owners. For guests, our brand proposition is as much about our booking experience, marketing and mobile app functionality, as it is about the hotel destination and our brand hallmarks. For owners, our offer is as much about our ability to create revenue advantages through data and technology, as it is about our scale and expertise. We understand this and are investing in the technology, tools and solutions that make the biggest difference to our guests, owners and teams.

Our cloud-based platform, IHG Concerto, is critical to the work we're doing in this space, serving as the foundation for much of how we're creating digital advantage by blending core hotel applications into one seamless, powerful platform capable of enhancing the guest, owner and colleague experience. It gives IHG the ability to add regular releases with new functionality at pace and scale, and ensures we continue to evolve how we enrich the guest stay and meet new expectations, alongside driving stronger returns for our owners.

What we achieved in 2021

Working collaboratively with our owners in recognition of the evolving trading and operational pressures faced during the pandemic, we made critical progress on several fronts in 2021 to enrich the guest experience and drive performance for our hotels.

During the year, 5,300 hotels completed detailed room inventory assessments to prepare for attribute pricing powered by our industry-leading Guest Reservation System (GRS). Combined with other booking flow improvements, this is the important groundwork required to allow guests to seamlessly select room characteristics to tailor their stays when booking with us, with prices adjusting based on the attributes chosen. In parallel, the technology enables owners to generate maximum value from their hotel's unique features.

This work forms a key element of a multi-year commitment to transform the booking and stay experience. In 2021, we made significant progress in streamlining and clarifying the rate options available to customers across our brands, in favour of a simpler and faster booking process that is capable of accommodating value-added experiences.

To further enhance the digital experience for our guests, we are continuing to move data and applications to the cloud, and we are using consumer analysis of those searching for stays and travelling with us to create highly personal and targeted guest promotions. Data-driven analysis is also being applied to guest feedback so that it informs our decision making and ensures we're focused on areas most likely to improve satisfaction scores.

To enhance our customer service, artificial intelligence (AI) voice-activated platforms are answering and routing customer calls to the most appropriate support area, which is increasing satisfaction scores and leading to higher average daily rates on bookings. A digital concierge chatbot has also been introduced on ihg.com and the IHG mobile app to further assist customer bookings and communication.

In light of the challenges of the pandemic, IHG has also transformed its technology to help around 70% of specialists in our Philippines contact centres work remotely, and transition all operations at our Mexico City contact centre to remote working.

What's to come

We've designed a clear roadmap of investments and enhancements needed over the coming years to deliver an effortlessly smooth, exceptional guest experience at every touchpoint – pre-stay, during-stay and post-stay – with the aim of keeping IHG hotels first choice for guests.

Having completed important foundational work in 2021, we will launch the next generation of our IHG mobile app in 2022 to further strengthen our mobile presence and enhance our loyalty offer. Using data insights and new designs, it will provide a richer experience and introduce lots of new features, fast.

For guests, the app keeps the management of stay requests and features in one place, creates a space to receive personal and timely marketing offers and will enable new benefits as part of a transformed loyalty offer. For owners, a richer guest user experience is expected to drive revenue through increased direct bookings to our hotels, higher loyalty engagement and incremental spend during stays.

In 2022, we will also complete room inventory assessments on the remaining hotels in our estate in support of rolling out attribute pricing on our direct channels.

5,300

Hotels completed room inventory assessments in 2021 ahead of rolling out attribute pricing on our direct channels

22 IHG | Annual Report and Form 20-F 2021

Caring for our people, communities and planet has always been at the heart of how we work, but the nature of an ever-evolving social and environmental landscape means we continually explore how we can make a positive difference as we operate and grow our business. The Board’s Responsible Business Committee reviews IHG’s responsible business objectives and strategy and advises the Board on our approach to diversity, equity & inclusion (DE&I), our impact on local communities, responsible procurement in our supply chain, programmes on human rights and modern slavery, our environmental impact, and our engagement with employees. To guide our actions and drive progress, in 2021 we launched our 2030 Journey to Tomorrow plan, a series of ambitious commitments to create positive change for our people, communities and planet, aligned to our purpose of True Hospitality for Good and to the UN Sustainable Development Goals. We know the actions we take around the environment, our people and society are closely followed by our investors and other stakeholders and are therefore critical to our reputation and growth, and we have focused our efforts on the areas where we feel we can make the greatest impact. Reflecting the changing world around us, each commitment is designed to ensure IHG grows responsibly and in ways that ensure travel has a beautiful future for everyone. See key matters discussed by the Board on page 91 and the Responsible Business Committee Report on pages 100 and 101. See our Responsible Business Report at www.ihgplc.com/responsible-business PRIORITY: Care for our people, communities and planet Our 10-year responsible business plan Our goal is to help shape the future of responsible travel together with those who stay, work and partner with us. We will support our people and make a positive difference to local communities, while preserving our planet’s beauty and diversity… not just today but long into the future. Champion a diverse culture where everyone can thrive Improve the lives of 30 million people in our communities around the world Reduce our energy use and carbon emissions in line with climate science Pioneer the transformation to a minimal waste hospitality industry Conserve water and help secure water access in those areas at greatest risk EMPOWER OUR PEOPLE TO HELP SHAPE THE FUTURE OF RESPONSIBLE TRAVEL 23 Strategic Report IHG | Annual R Our strategy eport and Form 20-F 2021

Strategic Report
Our strategy
continued
Care for our people, communities and planet
continued

People

Our 2030 commitments
•
 Achieve gender balance and a doubling of under-represented groups across our leadership

•
 Cultivate a culture of inclusion for colleagues, owners and suppliers

•
 Support all colleagues to prioritise their own wellbeing and the wellbeing of others

•
 Drive respect for and advance human rights

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
day-to-day
operations, policies or procedures).

What we achieved in 2021

People engagement
We have a number of forums available for employees to share their thoughts, including employee resource groups, a designated non-executive
director for workforce engagement, and our employee engagement survey, known as Colleague HeartBeat, which allows people to express their views on key aspects of working at IHG.

In our 2021 survey, our overall employee engagement stood at 85%, which saw IHG again accredited as a Kincentric Global Best Employer. The survey highlighted areas that we can strengthen further, including the importance of filling job vacancies and advocating efficient and effective ways of working. Actions were taken in both these areas, including new hiring tools and a continued focus on improving processes, accountability and integration among teams. These areas will remain a priority for 2022.

Attracting, developing and retaining talent
To achieve our ambitions, we know we need to attract, develop and retain a diverse and talented workforce. This relies on our ability to develop an open and inclusive culture that promotes career development and equal opportunity, and recognises the importance of wellbeing in the workplace. To address the challenges in attracting talent, we have developed new hiring resources and updated our policies to speed up the time it takes to process applications, worked with jobs platforms, schools and NGOs to unearth fresh talent, and run recruitment days and fairs. Our Early Careers and IHG
®
Academy programmes also provide work experience, internships and graduate opportunities to those seeking a career in hospitality.

We are firmly committed to investing in our employees and this year at a corporate level we embedded regular talent planning and development conversations to ensure we are building a strong pipeline for the future to deliver our ambitions. People managers have continued to hold quarterly check-ins
with their teams to discuss performance and personal development, supported by an upskilling of HR partners through bespoke talent masterclasses. There is also a strong focus on reward, with our robust governance approach aimed at having fair and consistent reward and recognition practices across our employee population.

In our hotels, actions in 2021 included enhancements to our learning and development programme for existing GMs, the launch of a new Journey to GM talent acceleration programme, and the implementation of a new hotel talent

People engagement

Delivery of our purpose to provide True Hospitality for Good and the strategic priorities that drive future success relies on our people and our ability to maintain and evolve an engaged, diverse and inclusive culture where careers can grow.

What impacted them in 2021	Engagement	Outcomes

•
  Attractiveness of working in the hospitality industry during the pandemic

•
  Staffing levels and ability to attract and retain talent

•
  IHG’s strategy and approach to growth and future success

•
  IHG’s approach to DE&I

•
  IHG’s approach to hybrid working and wellbeing

•
  IHG’s approach to climate change and wider environmental issues

•
  Employee engagement survey

•
  CEO and regional leadership calls with Q&A

•
  Voice of the Employee feedback sessions

•
  Employee communications including intranet stories, newsletters, blogs, videos, podcasts and interactive sessions on strategic priorities

•
  ERGs representing ethnic minorities, gender, LGBTQ+, disabilities and other employees

•
  Quarterly performance, development and wellbeing check-ins

•
  Collaborative sessions including hackathons

•
  Increased focus on recruitment and talent development at hotel and corporate levels

•
  Continuation of employee engagement in company priorities and culture

•
  Progress against and continued prioritisation of DE&I commitments, including conscious inclusion training and refreshed DE&I policy

•
  Continued and increased focus on employee wellbeing, including enhanced parental leave policies in some markets and updated Global Flexible Working Guidelines

•
  Reinstatement of bonus and annual salary increase for our corporate employees

•
  IHG named a Kincentric Global Best Employer, with 85% employee engagement

See our employee engagement KPI on page 53, how the Board had regard for people in their board and remuneration decisions on pages 91, 92, 107, 108, 112 and 114, Voice of the Employee disclosure on page 101, and statement on employee engagement on page 227.

Visit www.ihgplc.com/responsible-business for further information about our people commitments.

24	IHG | Annual Report and Form 20-F 2021

system in certain markets, which matches on-property talent to the most relevant opportunities across our estate.

leave policy. We will continue to evaluate and review our policies to ensure they support people to be at their best.

For hotel teams, monthly newsletters with wellbeing guidance were shared, and local initiatives were also established in some markets.

Diversity, equity & inclusion (DE&I)
As a global company, it’s important to us that our business reflects our people, our guests and the nationalities, cultures, ethnicities, sexual orientations, backgrounds and beliefs that they represent. This commitment is emphasised throughout our global hiring guidelines and initiatives, such as our conscious inclusion training, and is backed up by our Global Diversity, Equity, Inclusion and Equal Opportunities Policy, which was refreshed in 2021 and sets forth our commitment to promoting an inclusive environment that values and considers diverse attributes, perspectives, cultures and experiences.

Recognising that we still have progress to make as a business, our Global DE&I Board and regional DE&I councils work together to monitor progress against commitments, discuss emerging trends and feedback, and identify future focus areas. Our work in this space revolves around a DE&I framework spanning three core areas: strengthening a culture of inclusion; increasing the diversity of our leadership and talent; and putting the right decision-making processes around our actions.

Strengthening a culture of inclusion
In 2021, corporate employees completed more than 10,000 hours of conscious inclusion training, promoting education and awareness, and sparking important team conversations.

As part of our employee engagement survey, we also implemented an inclusion index in 2021 to track perceptions of culture and behaviour. The index showed that nine out of 10 corporate, reservation and managed hotel employees feel IHG has an inclusive culture, although perceptions were less positive among some ethnic minority groups. This is something we recognise and is reflected in our commitment to inclusion and achieving more diverse representation at all levels of our business.

Central to the conversation around DE&I and our progression as a business are our Employee Resource Groups (ERGs), which continue to expand and now have 1,300 members globally. These groups represent ethnic minorities (BERG US, EMbrace EMEAA), gender (Lean In), LGBTQ+ (Out and Open, US and UK), disabilities (DAWN US and UK), and Early Careers (HYPE Greater China, US and UK) and have been instrumental in driving employee engagement and celebrating key events, including International Women’s Day, Global Inclusion & Wellbeing Week, and Pride.

See our GM talent acceleration programme on page 19, workplace environment on page 37 and workforce remuneration considerations on pages 107, 108, 112 and 114.

Wellbeing
In recognition of a shift to hybrid working as a result of the pandemic, we have provided employees with guidance and resources to help them adopt a balance of remote and office working that supports individuals and the delivery of IHG’s key priorities. Employee surveys have also been run to understand expectations and help inform our approach.

In 2021, we updated our Global Flexible Working Guidelines with hybrid working principles, refreshed our UK Flexible Working Policy and highlighted flexible working opportunities within jobs. We’ve also taken steps to ensure a best practice approach to managing talent and performance in a hybrid environment.

During the year, we provided employees with access to mental health and wellbeing guidelines and webinars, and continued Recharge days and Focus Fridays, where we try to avoid standing meetings where possible to create some undisturbed time for employees. Parental leave policies were also evaluated across a number of locations and significant enhancements were made to our UK paternity leave policy and US parental

Our Diversity, Equity and Inclusion Policy
IHG is committed to promoting a culture of inclusion where everyone feels safe, respected and valued. Our policy applies to anyone who is directly employed by IHG and colleagues who work in managed hotels. Below is a summary of our commitments:

•	Actively support diversity and inclusion to ensure that all our employees are valued and treated with dignity and respect.

•	Strive continually to provide people with a working environment that is free from racism, harassment and discrimination.

•	Foster an environment where our employees can work together to maintain an inclusive working environment where everyone’s unique contribution is valued.

•	Ensure that all decisions affecting an employee’s employment are made fairly and are based on an individual’s ability and performance.
•	Provide all employees with the opportunity to join our Employee Resource Groups.

•	Provide employees with disabilities the appropriate support where reasonable and practicable to do so and in accordance with local requirements.

•	Ensure our recruitment, development and reward practices, and our approach to working arrangements, are designed to attract, develop, and retain diverse talent.

•	Work to educate our employees about the benefits that diversity and inclusion brings to our business and support interventions that improve diversity and inclusion in our places of work.

•	Ensure all employees are aware of this policy and complete any relevant training in relation to diversity and inclusion.

•	Ensure our customers experience an inclusive welcome and stay provided by our employees.
IHG’s Global DE&I Board, chaired by our CEO, and regional DE&I councils feature representatives from across our Company who offer a breadth of experience from different cultures, industries and organisations. They work with stakeholders to ensure we continue to honour our DE&I commitments and strive for best practice.
It is our policy to comply with international, national and local regulatory requirements and, where required, any affirmative action as stipulated by local laws. We set measurable objectives for achieving diversity and inclusion for IHG and we review our progress against them each year.

See our DE&I Policy at www.ihgplc.com/responsible-business

Our strategy	IHG | Annual Report and Form 20-F 2021	25

Strategic Report

Our strategy
continued
Care for our people, communities and planet
continued

Increasing the diversity of our leadership talent
We continue to deliver talent initiatives, such as our successful Rise programme, which is focused on increasing the number of women in GM and operations roles. During 2021, more than 100 women joined to take advantage of mentoring sessions, career development workshops, high-impact learning modules and empowering conversations designed to further careers.

In the Americas, we launched Ascend, a bespoke programme to develop Black leadership talent and build strong relationships with organisations dedicated to supporting Black employees, while in the UK, we have worked with Women in Hospitality and Leisure (WiHTL) to provide opportunities for our ethnic minority talent on a dedicated talent programme. An ethnicity disclosure campaign was also carried out in the UK to further understand our population and help inform future solutions and actions to support our ethnic minority employees.

IHG proudly continues to be recognised for its efforts, with CEO Keith Barr ranked first in the 2021 HERoes Advocates list, which celebrates the top 35 executives or senior leaders who actively campaign for diversity, inclusion and gender balance in the workplace. IHG also received a Highly Commended award in the Company of the Year category at the European Diversity Awards, with the efforts of several employees being acknowledged across different categories.

Putting the right decision-making processes around our actions
We understand that a diverse and inclusive environment creates a sense of belonging among employees and builds trust in our culture and values as a company. In 2021, we made progress on multiple fronts, including our work to maintain a healthy gender balance as part of our succession planning and our work with recruitment partners to ensure that talent shortlists are as diverse as possible. We also work with organisations that encourage female senior leader development, and internally run in-depth
talent reviews with our CEO and CHRO to create robust plans and pathways around developing future leaders.
A new member was also appointed to our Global DE&I Board to represent the voice of the Next Generation and help shape how we build an inclusive culture where all colleagues can thrive.
In 2021, we furthered our intent to cultivate inclusion within our supply chain. This work included IHG joining leading supplier diversity councils to help broaden our network of diverse local suppliers. In addition, a new analysis tool was identified for hotel and corporate spend that will allow us to create a more informed global picture and identify opportunities to increase work with small and diverse businesses. In support of this, we have started the process of detailing and communicating our supplier diversity programme to help demonstrate our commitment to the people and communities that we impact.

As at 31 December 2021	Male	Female	Total
Directors	7	5	12
Executive Committee	7	3	10
Executive Committee direct reports	33	22	55
Senior managers
(including subsidiary directors)	81	29	110
All employees
(whose costs were borne by the Group or the System Fund)	4,679	6,482	11,161

We do not require employees to report ethnicity and are dependent on self-disclosure. We encourage employees to consider disclosure, which will provide stronger reporting in the future.

Human rights and modern slavery
An integral part of our global commitment to responsible business is respecting human rights in accordance with internationally recognised standards.

We understand the importance of human rights in relation to our colleagues, guests and communities and we encourage those with whom we do business – including our suppliers, owners and franchisees – to prevent, mitigate and address adverse impacts on human rights, including modern slavery. We seek to advance human rights through our business activities and by working together with others to identify challenges and effective solutions.

Key focus areas in 2021 included: the development and pilot of minimum requirements relating to migrant worker risks in our hotels, including responsible recruitment and onboarding, staff living accommodation and worker voice; and a continued risk assessment of our supply chain, along with analysis of our approach to due diligence of suppliers.

Findings from our 2019/20 Oman market-level labour assessment continue to be addressed and applied to other countries in the IMEA region, and we have started a similar assessment in the UK. More broadly, we have collaborated with the Sustainable Hospitality Alliance (SHA) and International Organisation for Migration (IOM) on projects focused on ethical recruitment in our industry.

IHG is a member of the United Nations Global Compact (UNGC) and is committed to alignment of IHG’s operations, culture and strategies with the UNGC’s 10 universally accepted principles in relation to human rights, environment and anti-corruption.

See our Code of Conduct disclosure on pages 37 to 38, Responsible Business and Nomination Committee Reports on pages 100 to 103 and statement on disability on page 227.

See our Modern Slavery Statement at www.ihgplc.com/modernslavery

26	IHG | Annual Report and Form 20-F 2021

Communities

Our 2030 commitments • Drive economic and social change through skills training and innovation • Support our communities when natural disasters strike • Collaborate to aid those facing food poverty

We rely on the communities in which we operate and are proud to use our global scale, time, skills and resources to ensure that our growth contributes positively to those around us.

As we work towards our targets, it’s important we understand the impact of our investments, which makes integrity of data key to our approach. This year, we joined Business for Societal Impact (B4SI) – the global standard in managing corporate community investment – so that we can measure our input, output and impact of our projects.

What we achieved in 2021

Skills training and innovation
We’re passionate about our industry and inspiring individuals to explore just how rewarding a career in hospitality can be. Since 2004, our IHG Academy programme has been helping young people around the world gain valuable employment and life skills through work experience, internships and apprenticeships alongside some of the world’s best hoteliers.

In the past eight years, working with local education providers and community organisations, more than 80,000 people have been trained and mentored through the IHG Academy, offering those from all backgrounds a rich variety of free programmes to help them gain a job in hospitality or other industries, as part of our promise to provide True Hospitality for Good on a global scale.

To further its reach, we evolved the IHG Academy in 2021 with the launch of the IHG Skills Academy – a best-in-class
online learning platform that provides a space for IHG and like-minded collaborators to offer free online education, courses and opportunities for thousands more people looking to build their confidence and get employment-ready. This work has been undertaken in collaboration with charities and other IHG suppliers and launched in October with more than 500 initial pieces of English content available.

We continue to advance other skills-building programmes, too, including working with global NGO Junior Achievement Worldwide to give young people a headstart in the world of work, and in 2021 we hosted our Global Innovation Challenge to help high-school students learn valuable skills.

We have also set up the Open Source Curriculum with the Sustainable Hospitality Alliance, which will provide free online teaching to help participants to find jobs in hospitality or other industries.

In Greater China, we formed a strategic partnership with Wuxi Special Education School to provide training, internships and employment for mute and deaf children, with a number of hotels in different cities now taking part. We also welcomed 149 Future Leader Aspire participants into our Future Leaders programme.

Giving for Good month
During September 2021, more than 40,000 colleagues supported community projects as part of our annual Giving for Good month, making a positive difference to more than 350,000 people.

Over 260,000 volunteering hours were collectively dedicated to supporting communities, causes and charities, with colleague activities ranging from hosting free pop-up
grocery stores in the US and charity walks in the UK, to planting trees in Saudi Arabia.

Supporting our communities when natural disasters strike
We continue to work with a range of skilled humanitarian aid organisations to support critical relief efforts and help our communities in times of need, whether that involves dealing with the impact of the pandemic or the effects of natural disasters.

In 2021, we supported relief efforts around the globe through donations to charities including the International Federation of Red Cross and Red Crescent Societies following the floods in Western Europe, while also supporting its response to the pandemic in countries such as India and Brazil.

Our strategy	IHG | Annual Report and Form 20-F 2021	27

Strategic Report

We donated to the British Red Cross, who supported the UK vaccination programme, and worked with CARE International following typhoons in the Philippines.

IHG has worked with the American Red Cross (ARC) on disaster relief for a long time, and we continued supporting its incredible work in 2021, including helping the many US communities affected by wildfires, tornados and Hurricane Ida, along with the resettlement of Afghan refugees. As well as many of our hotels providing food, toiletries and quarantine facilities, IHG was among one of the first companies to join the Tent Partnership – a pledge to help Afghan refugees resettle in the US by providing training, job opportunities and guidance for our hotels to support efforts to hire them.

We assist our colleagues using the IHG Colleague Disaster Relief Assistance Fund. During 2021, we supported corporate employees, hotel teams and their families impacted by hurricanes and severe weather in the US, and others dealing with a worsening situation in India as a result of the pandemic.

Collaborate to aid those facing food poverty

We have supported food bank and food provision charities in 44 countries. Our donations have helped these providers access the funds, training and resources required to offer basic provisions to society's most vulnerable.

voco Kirkton Park Hunter Valley, Australia – from its solar farm that powers lights, eggs that come from the Kirkton Park chickens, honeybee farm that pollinates crops and provides fresh honey, and recycled water that feeds the lush vegetable gardens, they are on track to creating an environmentally friendly hotel. Kids also love taking the food-scrap buckets to the pig pen, which is one way the hotel limits waste.

We are working with organisations such as No Kid Hungry in the US and the Trussell Trust in the UK, while supporting the European Federation of Food Banks (FEBA) and The Global FoodBanking Network (GFN).

We also work closely with organisations in different parts of the world to divert food from our hotels to those in need.

80,000+
People have been trained and mentored through our IHG Academy programme since 2013

350,000+
People supported by colleagues participating in IHG's annual Giving for Good month in September

Communities engagement

The communities we are a part of both support and benefit from our responsible business approach and the commitments we have made to achieve a better and more sustainable future for everyone through our Journey to Tomorrow programme.

What impacted them in 2021

- Natural disasters, such as typhoons in the Philippines, floods in Western Europe and tornados in the US
- Societal and economic impact of the pandemic, including unemployment and food poverty
- Modern slavery and human rights issues
- Access to business skills development and local employment
- Climate change and other wider environmental challenges

Engagement

- Continued close collaboration with international and local charities and NGOs, such as Care International and British Red Cross
- Industry collaboration on human rights and labour conditions in specific markets
- Giving for Good month programme of activities and employee volunteering days
- Collaboration with local education providers and community organisations, as part of our focus on offering skills building and training opportunities

Outcomes

- Support for relief efforts around the globe and for our colleagues and their families through our Colleague Disaster Relief Assistance Fund
- Support for food bank and food provision charities in 44 countries
- Human rights assessments in IMEA and UK
- Launch of new virtual learning platform IHG Skills Academy
- Set up Open Source Curriculum with SHA
- Over 260,000 hours of employee volunteering dedicated to supporting communities

28 IHG | Annual Report and Form 20-F 2021

Strategic Report

Planet

With hotels in more than 100 countries and ambitious growth plans for our brands, it is important to us that we operate sustainably and help preserve our planet for all generations to travel and explore.

So that we continue to create more sustainable guest stays and support our hotels to reduce carbon emissions, manage waste, and conserve and preserve natural resources, we are working with our hotel owners, suppliers, industry and governments. Remaining mindful of the challenges owners face in the current trading environment, we also set up a Global Environmental Sustainability Committee with the IHG Owners Association in 2021 to help us develop achievable milestones and reach our shared goals over the next decade.

See our TCFD, Responsible Business Committee Report and greenhouse gas emissions disclosures on pages 32 to 35, 100, 101 and 229 to 230.

Energy

Our 2030 commitments

- Implement a 2030 1.5°C science-based target that delivers
  - 46% absolute reduction in CO_2 from our franchised, managed, owned, leased and managed lease hotels
- Target 100% new build hotels to operate at very low/zero carbon emissions by 2030
- Maximise/optimise the role of renewable energy

With the hotel sector accounting for around 1% of global carbon emissions, we know it's important that we play our part in protecting our planet for the future. In 2021, we joined the UN's Race to Zero and upgraded our carbon emissions target to align with the most ambitious goals of the Paris Agreement to keep global warming within 1.5°C.

As we own less than 1% of our hotels, everything we do to make a long-term change must be achieved in collaboration with our owners, partners and colleagues.

Carbon reduction is a priority we have been working closely on, including setting a science-based target (SBT) in 2020 that was initially aligned with limiting global warming to below 2°C, and further strengthened this year to align with 1.5°C.

What we achieved in 2021

To meet our new upgraded SBT, work was undertaken this year to ensure every IHG hotel has its own energy reduction target for 2022, and as a business we are focused on three broad areas: action plans and training to develop clearly defined pathways that improve the energy efficiency of our existing hotel estate; helping owners source renewable energy; and developing our strategy to ensure our new-build hotels operate at very low or zero carbon in the future.

In 2021, key steps included introducing a new system to allow hotels to have their energy data automatically captured for tracking, which in turn allows for more targeted actions and recommendations to reduce energy consumption. We have also switched our UK offices and managed hotels to a renewable energy tariff and continue to map renewable energy opportunities globally, alongside working with a number of hotels on on-site renewable energy.

Recognising the value of collaboration in speeding up progress, we became the first hotel company to sign up to the UK's Zero Carbon Forum, which along with our

IHG at COP26

IHG played a leading role for the hospitality industry at the UN's 26th Conference of the Parties (COP26) in Glasgow in November 2021, which focused on how governments, businesses and civil society can work together to find the urgent solutions needed to tackle climate change.

Our Chief Sustainability Officer and EVP, Global Corporate Affairs spoke at a series of high-profile events over the course of the two-week summit, where they discussed the facts the industry needs to face up to, the importance of collaboration in bringing meaningful change and outlined the innovative strides IHG is making to help shape the future of responsible travel. As trustees of the Sustainable Hospitality Alliance, they also helped launch the Glasgow Declaration: A Commitment to a Decade of Climate Action in Tourism.

During the fortnight, CEO Keith Barr also attended the Elysée Palace in Paris for a reception and working session with the French President, Emmanuel Macron, on how we can accelerate recovery and move towards a more sustainable travel and tourism sector.

The team at Crowne Plaza Copenhagen Towers in Denmark is dedicated to running a fully sustainable hotel. Its facade is lined with solar panels so that a renewable energy source can help power the building and a state-of-the-art groundwater-based system keeps it cool during summer and warm during winter. Automatic intelligent light, water, and waste-saving measures are installed throughout the property, while a stunning atrium (pictured) is filled with air-purifying plants.

Strategic Report

membership of other organisations, including the World Travel and Tourism Council, the Sustainable Hospitality Alliance and the American Lodging & Hospitality Association, saw us work collectively on ways to decarbonise the industry. Working with experts Arup, Gleeds and Schneider Electric, we have explored steps to help our exisiting hotels operate at net zero carbon.

Waste

Pioneer the transformation to a minimal waste hospitality industry

Our 2030 commitments
- Eliminate single-use items, or move to reusable or recyclable alternatives across the guest stay
- Minimise food going to waste through a 'prevent, donate, divert' plan
- Collaborate to achieve circular solutions for major hotel commodity items

What we achieved in 2021

With only 9% of plastic currently being recycled and around one third of food produced being wasted across the globe, we're passionate about providing our guests with a more sustainable stay. We're working to eliminate single-use items in our hotels, adopt more reusable or recyclable alternatives, and establish a three-part plan to 'prevent, donate and divert' food waste.

While fulfilling our commitment to move all hotels to bulk-size bathroom amenities has been hampered by the pandemic, we made important progress with several suppliers in 2021 to put a range of product solutions in place for all of our brands across all regions. Reducing our plastic usage by an estimated 850 tonnes in the Americas region alone, these bulk products will also provide hotels with significant cost savings.

We have also engaged with experts from Travel Without Plastic to produce a bespoke Single Use Items Toolkit to help guide hotels on best practice when it comes to reducing, replacing and recycling common products. The toolkit promises to be a valuable educational resource for our hotel teams, which will have a positive impact on our operations and the environment.

Food waste is a particularly big problem globally, with a staggering $1 trillion lost or wasted every year across the planet – accounting for roughly one third of the world's food. We have spent time this year developing existing collaborations and forming new ones with expert organisations across our regions to tackle the issue.

During 2021, we commenced the development of a global food waste training module for all of our hotel food teams to encourage them to measure and manage their food waste, ahead of rollout in 2022.

In the US, we are working with Goodr to deliver leftover food from our hotels to local charities, and in Europe many of our hotels use the Too Good To Go app to offer people the same opportunity.

In Australia, our successful work with food charity OzHarvest entered its third year, as we continued to divert food waste to local communities via a network of charities, and in the Middle East, we are using AI technology so our hotels can track and measure food waste, providing chefs with real-time information for planning and preparation.

BAL D'AFRIQUE
BAL D'AFRIQUE

We also collaborated with the World Wildlife Fund, Greenview and industry peers on the Hotel Waste Measurement Methodology, which is designed to provide a common industry approach to collecting data, and measuring and reporting waste.

We continue to look for ways to extend the life of products that leave our hotels and offices. Our industry has traditionally seen product consumption at various stages of the guest experience and so our longer-term aim is to achieve circularity, where resources can be recycled or reused on a large scale. This might include the incorporation of recycled content in the manufacturing of new products, or making sure items are put to good use elsewhere once they leave our hotels, such as donating computers or furniture to charity, or offering surplus food to those who need it. We have committed to collaborate and work with others to help us achieve this as part of our Journey to Tomorrow commitments.

Water

Our 2030 commitments
- Implement tools to reduce the water footprint of our hotels
- Mitigate water risk through stakeholder collaboration to deliver water stewardship at basin level
- Collaborate to ensure adequate water, sanitation and hygiene (WASH) conditions for our operating communities

Demand for water often exceeds supply in many parts of the world, with the UN predicting this demand to increase between 20-30% by 2050. It's therefore never been more important for us to find ways to reduce our usage and work with others towards sustainable solutions that create water access for all. We are implementing tools to reduce water consumption across all our hotels, paying particular attention to those in water-scarce areas. In our communities, we are also working with others to establish adequate water, sanitation and hygiene (WASH) conditions and help ensure supply is managed more sustainably at a local level.

30 IHG | Annual Report and Form 20-F 2021

Strategic Report

What we achieved in 2021

Each of our hotels has been given a water reduction target along with access to sustainable solutions to improve efficiencies through the IHG Green Engage™ system, such as low-flow fixtures and fittings. Owners are also able to access increasingly accurate data on usage in their hotels via an automated data entry tool.

Having identified the risks to water quality and quantity in our open and pipeline hotels in 2019, we undertook six water stewardship projects around the world as part of our membership of the Alliance for Water Stewardship (AWS), progressing on the final two in Shenzhen in China and on Hayman Island in Australia this year. Applying the AWS Standard to our projects has provided a clear pathway to reduce water usage, while allowing us to share ideas with other global member organisations and with hotels across our estate to maximise efficiency.

Collaboration is vital to meaningful progress and as a member of the Water Resilience Coalition, a CEO-led coalition of the UN Global Compact CEO Water Mandate, IHG is working with other organisations to collectively advance water stewardship and preserve the world's fresh water. This has informed our work to identify and manage risks around water supply, while also reducing costs for our hotels as they closely monitor their usage. In 2021, we also collaborated with Water.org as part of a pilot to help deliver WASH conditions for 15,000 people in India, Indonesia and Mexico.

What's to come

People

It is imperative that we ensure the right capabilities, tools and resources are there to support our people if we are to drive the growth of our business and build an inclusive and high-performance culture.

Key focus areas in 2022 include investment in an HR technology platform that will improve the user experience for corporate colleagues and hotel teams through increased automation, mobile functionality and seamless self-service. We will also continue the work done in 2021 to strengthen our General Manager pipeline, with a particular focus on Luxury & Lifestyle in support of our growth aspirations in that segment. Our strong focus on DE&I will be maintained, including celebrating key events, building further education with conscious inclusion training, and establishing new programmes with prominent organisations that champion equality within wider society.

We will also invest in building our talent attraction capabilities, increase our focus on talent management to build leaders for the future, and step up a multi-year investment in a new IHG University framework designed to support colleague development at different levels of the business.

More broadly, we will continue to place a clear focus on employee engagement with our strategy and how we continue to invest in our culture and ways of working.

Communities

For our communities, we will continue to work with charities to support those in most need around the world, and the rollout of our IHG Skills Academy will continue in local languages across markets globally, with the addition of new local collaborations.

Planet

Building a sustainable future is not simply a goal for our industry but imperative for our planet, and as one of the world's leading hotel groups, we recognise our responsibility to take decisive, practical action to reduce carbon emissions in every part of our business.

From 2022, tied to our new science-based target and Race to Zero pledge, we will increase the support we provide our owners in improving the energy efficiency of their hotels, with each receiving an energy target tailored to their property, along with access to solutions and colleague training to drive energy conservation. This will be supported by our new HERO (Hotel Energy Reduction Opportunities) tool, which will analyse energy consumption and help hotels find the measures specific to their property that represent the most cost-effective way to reduce energy usage.

More renewable energy contracts will also be rolled out in different markets, and work will begin on an update to our IHG Green Engage system and the development of our strategy to ensure our new-build hotels operate at very low or zero carbon in the future.

Strategic Report
Delivering on the
recommendations of TCFD

W	ith hotels in thousands of communities all over the world, our business and brands touch the lives of millions of people every day. We understand that in our role as a major global hospitality company we have an important part to play in addressing the impacts of climate change. The success of IHG over the long-term depends on the environmental and social sustainability of our operations, the resilience of our supply chain and our ability to manage the potential impact of climate change on our business model and performance.
We have upgraded to a 1.5°C science-based target (SBT), which puts us on a trajectory to achieve net-zero
emissions by 2050. In addition, we have joined the UN’s Race to Zero – the global campaign to rally leadership and support from businesses, cities and investors for a healthy, resilient, zero-carbon
future.
While we have an asset-light business model, with the majority of IHG hotels owned by a third-party, our commitments cover the operations of all our hotels globally, whether franchised, managed, owned, leased or managed lease hotels.
Last year, we made a formal commitment to support the recommendations of the TCFD. The following summary sets out our alignment, and notes where in this Annual Report we have made further climate-related financial disclosures consistent with the recommendations. In the rest of this section, further relevant disclosures are indicated as applicable. We note that our disclosures are consistent with the TCFD’s recommendations for 2021 and have outlined what actions we will take to further strengthen our climate-related financial disclosures in ‘Future actions’.
Future actions
We’re committed to continued improvement on climate risk management as we deliver on the strategic intent of the TCFD. In addition to specific climate risk mitigation actions identified in the following pages, over the next 12 months we will deliver the following key actions:

•
Continue the integration of climate considerations into our Group risk management framework. This allows us to consider the interactions between climate and other strategic risks, as well as implementing mitigations through business-as-usual
processes.

•
Continue to monitor trends in potentially material climate-related risks and opportunities, with improved data capture. This will include further embedding climate impacts into our risk assessments and long-term financial plans and Group strategy, with development of further metrics where needed.

•	We will take steps to align to new recommendations and disclosure requirements under the International Sustainability Standards Board (ISSB), TCFD and UK Green Finance Strategy.

•	Undertake a carbon price exposure assessment on how changes to carbon pricing policy could impact our business, and to inform the business cases for decarbonisation actions.

•	Enhance the quality of data capture on those risks that have been identified as most material and provide further quantification of the potential impacts.

•	Develop a Group-wide climate transition plan to coordinate decarbonisation initiatives and investments taking place across our business. This plan will align with our 1.5°C SBT commitment.

TCFD recommendation	Summary of our alignment with TCFD
Governance – Setting out our governance around climate-related risks and opportunities.
a. Describe the Board’s oversight of climate-related risks and opportunities.

The IHG Board has collective responsibility for overseeing and ensuring the management of climate-related risks and opportunities and is advised by the Responsible Business Committee on IHG’s approach in this area. See more details on page 33.

b. Describe management’s role in assessing and managing climate-related risks and opportunities.

The Executive Committee is responsible for managing climate-related risks and opportunities. The Chief Financial Officer and Group Head of Strategy (CFO) is the overall sponsor for decarbonisation within the business, and we have formed a TCFD Steering Group of Senior Leaders from across different functions of the business who have led the work, supported by the TCFD Working Group, to ensure we assess and manage climate-related risks and opportunities, embedding the results of the climate scenario analysis into long-range business planning. See more details on page 33.

Strategy – The actual and potential impacts of climate-related risks and opportunities on our business, strategy and financial planning, where material.
a. Describe the climate-related risks and opportunities the organisation has faced over the short, medium and long-term.

With external expertise, we completed a risk and opportunity review across our value chain and identified the most material potential impacts associated with our business. See our climate-related risks table on page 34 and climate-related opportunities table on page 35.

Our impacts are categorised over the following timescales: (a) short:
1-5
years to highlight immediate risks or opportunities; (b) medium:
10-15
years to align to our Group strategic planning cycles; (c) long-term: 30 years to align to TCFD requirements.

b. Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning.

Climate-related scenarios are being embedded into our long-range planning and future Board strategy discussions. Work is underway to improve data and modelling around major risks identified and TCFD findings are now considered as part of the strategic planning process. We have outlined the most material of our impacts in our climate-related risks table on page 34. See pages 29 to 31 for details of the environmental initiatives already underway and pages 149, 172 and 176 for the consideration of climate risks in the financial statements to support conclusions on going concern, deferred tax assets and goodwill respectively.

c. Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.

We analysed the resilience of IHG’s strategy under both 2°C and 4°C climate change scenarios. The results showed that, given IHG’s asset-light business model, transition risks are more likely to have a material impact on our business, compared with physical risks.

For more detail on how we are mitigating our climate-related risks to ensure business resilience, see our climate-related risks table on page 34 and see pages 29 to 31 for details of our environmental policies and initiatives.

32	IHG | Annual Report and Form 20-F 2021

TCFD recommendation	Summary of our alignment with TCFD

Risk management – How we identify, assess and manage climate-related risks.

a. Describe the organisation’s processes for identifying and assessing climate-related risks.
Our TCFD Steering Group has led a detailed scenario analysis of climate-related impacts across the IHG value chain. Outcomes of this risk assessment process were presented to Executive Committee members, Senior Leadership and the Board for review and used to inform our climate change action plans. The monitoring and management of the climate risks identified by our initial assessment (supported by external expertise) will now be integrated into our existing risk management processes – including scenario planning, crisis management and analysis of longer-term trends. For more information on our scenario analysis of climate-related risks, see the Climate-related risk management and strategy section on page 34.

b. Describe the organisation’s processes for managing climate-related risks.
We have historically taken a number of steps to manage climate risk, including activities such as engaging with customers and the rest of the industry on demand for greener travel and hospitality services. For several years, we have also had carbon reduction targets at both a Group and hotel level, and in early 2020 announced a SBT to reduce greenhouse gas emissions, which we upgraded at the end of 2021.

We continue to collect information to support the monitoring of these risks and develop mitigation responses as required. With oversight from our Risk and Assurance and Corporate Responsibility teams, our assessment of transition risks are continually reviewed by relevant teams across IHG. Our physical risk assessment will be reviewed every three years, or more frequently if required.

See the Climate-related risk management and strategy section on page 34.

c. Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management.
We consider climate change within the context of environmental and social megatrends as one of our principal risks. As part of our 2021 review of principal risks with the Board, we also described how climate change potentially impacts other existing principal risks and are embedding climate change resilience into existing ‘business as usual’ processes.

For more information on IHG governance and management of principal risks, see pages 40 to 47.

Metrics and targets – The metrics and targets used to assess and manage relevant climate-related risks and opportunities.

a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.
One of our strategic priorities is to ‘care for our people, communities and planet’ and to guide our actions and drive progress, in 2021 we launched Journey to Tomorrow, an action plan of commitments we’ve made to create positive change by 2030. As part of this action plan, we have set ourselves an ambitious SBT, aligned to 1.5°C, which is driving action across the business. More detail on our SBT is included in the strategic mitigations in our climate-related risks table page 34.

Energy reduction targets are incorporated into hotel-level metrics, as well as at the Executive Committee. ESG criteria, including annual energy reduction, form part of the Annual Performance Plan (APP) structure for Executive Directors and eligible employees. This forms part of a range of KPIs and review of performance against IHG’s Global Metrics. We have continued our work this year to develop ESG metrics with a view to incorporating into our long-term incentive plan and continue to develop the quality of our environmental data in order to enable this. See more on our metrics on page 35.

b. Disclose scope 1, scope 2, and, if appropriate, scope 3 greenhouse gas (GHG) emissions, and the related risks.	Our 2019-2021 scope 1, 2 and 3 emissions data and methodology can be found on pages 229 and 230. We have disclosed the categories of scope 3 emissions, which are covered by our 1.5°C aligned SBT.

c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.
Our existing targets have been approved by the Science Based Targets initiative (SBTi) as 1.5°C aligned and we are also aiming for our new-build
hotels to operate at very low or zero carbon by 2030. Our scope 1, 2 and 3 emissions data will provide us with an ongoing understanding of how we are progressing on our decarbonisation journey.

Governance
Board consideration of climate risk and opportunities
IHG’s approach to governance has been about addressing our environmental and societal impacts as well as our financial performance for many years. Our governance framework is headed by the Board, which includes collective responsibility for ensuring the management of climate-related risks and opportunities.
The Board is advised by the Responsible Business Committee (the Committee) on the Group’s corporate responsibility strategy, including our approach to climate-related impacts. The Committee meets three times a year and assesses the Group’s exposure to potential long-term climate-related risks and opportunities. This year, the Committee established TCFD reporting procedures and processes for overseeing the monitoring and management of the climate change risks identified through the scenario analysis. TCFD is also considered by both the Audit and Remuneration Committees within their respective remits.
Board training on ESG considerations is provided as needed. In 2021, our updates focused on our decarbonisation strategy, as well as specific priorities for TCFD work in 2022.
Management ownership of climate-related risks and opportunities
Operational matters, routine business and information disclosure procedures are delegated by the Board to Management Committees.
Our internal TCFD Steering Group is responsible for delivering on the TCFD recommendations and identifying and assessing any potentially material climate impacts and during 2021 it met four times. The Chief Sustainability Officer is responsible for monitoring progress against our carbon reduction target, which is reported externally on an annual basis.
A TCFD Working Group has overseen an integrated climate scenario analysis for IHG’s global business. This Group, with oversight from the Steering Group, will continue to operate through 2022 to drive adoption of TCFD-related action plans across the business. The TCFD Working Group regularly reports into the TCFD Steering Group and also provides periodic updates on its key findings from the scenario analysis and climate-risk identification process. See the following section for more details of our scenario analysis process.

See further information about Director development on page 94, and Audit, Responsible Business and Remuneration Committee Reports on pages 95 to 101, and 104 to 125.

Delivering on the recommendations of TCFD	IHG | Annual Report and Form 20-F 2021	33

Strategic Report
Delivering on the
recommendations of TCFD
continued

Climate-related risk management and strategy
We consider climate change within the context of environmental and social megatrends as one of our principal risks. During 2021, we undertook scenario analysis work to assess in more detail IHG’s potential exposure to both physical and transition impact over the short, medium and long-term. We selected 2°C and 4°C scenarios to model a high physical impact scenario and one with greater transition impacts. This was aligned with the 2°C aligned SBT that we had set. In 2021, we upgraded to a 1.5°C aligned SBT and therefore intend to refresh our scenario analysis in 2022 to align to this newly revised target.
Our analysis covered our full value chain and included acute and chronic physical risks, including droughts or floods, water stress, wildfires and rising sea levels, as well as transition risks, such as changes in stakeholder expectations, travel patterns, climate policy and regulation. Physical risks were assessed using the Intergovernmental Panel on Climate Change’s (IPCC’s)
2°C-and
4°C-aligned
Representative Concentration Pathways (RCPs) 4.5 and 8.5 respectively. We integrated IHG’s business plan assumptions on regional growth into the scenario analysis process, to ensure risk and opportunity quantifications reflected IHG’s growth strategy. The risks were then assessed using defined materiality thresholds along with revenue estimates from the business plan across timeframes. In the climate-related risks table (below) we outline our mitigation and strategy resilience, based on the scenario analysis.
We have begun to quantify these climate-related impacts, based on global emissions and climate modelling data, as well as inputs from IHG’s business planning and risk management processes. In 2022, we will be advancing this work by enhancing the quality of data capture on those risks that have been identified as most material and provide further quantification of the potential impacts.

The most potentially material climate-related risks and opportunities we identified through scenario analysis, as well as the mitigations set out in our action plan, are described in the table below. As we continue to gather more data to enable us to understand the impact on IHG, we will also assess the aggregate impact of these on our wider stakeholders, including our hotel owners.
Climate-related risks

Summary of risk	Impact	Mitigation and strategy resilience

Ability to meet stakeholder expectations around IHG’s role in the energy transition Medium-term (10-15 years) Potentially material impact
With climate change being the biggest threat facing humanity, we all have a significant and immediate role to play in curbing global carbon emissions and keeping temperature rise within 1.5°C above pre-industrial
levels.

Key stakeholders – including guests, investors and governments – are increasingly looking for businesses to not only set the right goals, but also demonstrate their commitment in the actions they take today.

We recognise that not delivering on increased stakeholder expectations could result in a reputational risk for the Group, especially in a scenario where our peers meet or exceed our own decarbonisation plans. Continuous progress against our targets can create significant operational and commercial opportunities.

We have not quantified this impact, but we are monitoring it alongside wider reputational risks.

Being a responsible business is at the heart of IHG’s strategy and includes a strong focus on reducing the carbon footprint of operations, as well as those of our franchisees.

We have upgraded our emissions reduction target to align to 1.5°C, and are progressing decarbonisation plans across the estate

Our target is to reduce emissions from our managed, owned, leased and managed lease hotels by 46% by 2030, from a 2019 baseline, and to do the same with emissions from our franchised hotels, which puts us on a trajectory to achieve net-zero
emissions by 2050. In 2022, we will update our transition risk assessment to align with this new target. These are challenging targets given IHG’s predominantly franchised business model and ambitious growth strategies.

We are developing a Group-wide climate transition plan

This will help us ensure we meet stakeholder expectations around the transition and deliver on our own ambitious targets on carbon reduction. Over the next 12 months, we will be developing a detailed climate transition plan, in line with recent supplementary guidance announced by the TCFD. This plan will coordinate a range of decarbonisation initiatives ongoing across our business and focuses on three key levers: driving energy efficiency in our existing estate; facilitating a shift to renewable energy wherever possible; and targeting 100% of new-build
hotels to operate at very low or zero carbon by 2030.

See our planet section on pages 29 to 31 to learn more about our work on decarbonisation.

Reduction in aviation passenger numbers expected to impact hotel demand medium to long-term (10-30 years) Potentially material impact
Today’s aviation travel, in particular international travel, has a significant carbon footprint. Under a 2°C scenario, aviation travel could reduce significantly as travel patterns align to a low-carbon
economy. This could potentially reduce the ability of guests to visit our hotels.

Given our diverse portfolio of hotels catering to both domestic and international travellers, such a shift in travel patterns could provide both downsides and upsides to our business, if for example, more guests opt to travel domestically utilising greener transport modes such as high-speed trains in China.

We are improving data collection to understand our customers’ travel patterns

The impact on travel is being closely monitored post
Covid-19.
To enable us to calculate the potential impact of this shift in travel on our different regions and brands, we are planning changes to our guest survey to collate further data on the modes of transport used.

34	IHG | Annual Report and Form 20-F 2021

Summary of risk	Impact	Mitigation and strategy resilience

Increased desire for ‘green hotels’ could have a material impact on IHG revenues Medium to long-term (10-30 years) Potentially material impact
Green hotels will play an important part of our future under all scenarios. Attitudes and beliefs around climate change have changed significantly, with 60% of 9,000 adults surveyed by IHG across the US, UK, Germany, Greater China, the UAE and Australia agreeing that they want to be more environmentally and socially conscious on their travels.

The changes in these attitudes and beliefs have started to now impact consumer behaviour, both for business and leisure travel, as green credentials are factoring into customers’ buying decisions. We recognise that these changing consumer behaviours offer both an opportunity and a risk for IHG, depending on how fast the green hotel market expands and how much of this new market we capture share of. Under a 2°C scenario, we do expect a significant impact over time – either a risk or opportunity depending on our ability to demonstrate our green credentials.

We have developed a bespoke tool to help our hotels identify and prioritise energy efficiency solutions based on key building characteristics, including return on investment information and procurement support as feasible. Called the Hotel Energy Reduction Opportunities Tool (HERO Tool), it will help enhance the hotel’s environmental credentials. In the UK, all our managed lease hotels are now on renewable energy contracts, and we have started actively promoting renewable energy solutions to owners in key markets.

We are improving data collection to understand consumer sentiment towards greener travel

Given the potential materiality of this exposure, we are working to leverage existing consumer sentiment data in this area, such as a social monitoring platform to gather data from guests’ social posts (social media, review sites) and developing a methodology to gather, track and measure the impact of actual (rather than claimed) guest behaviour.

Loss of franchise royalty fees following natural disasters Long term (15-30 years) Potentially minor impact
Under both a 2°C and 4°C scenario, the frequency of natural disasters is expected to continue to increase up to 2050 and beyond.

The resulting business interruption reduces the amount of franchise royalty fees we will receive from the specific hotels impacted, however this does not take into account the potential for increased demand from any ongoing recovery efforts.

We are tracking physical climate impacts across our portfolio

We have previously assessed the physical risks of climate events on our hotels, and we are now upgrading systems to track the physical impacts of climate change across our portfolio and how much additional business is driven into our hotels from recovery efforts. This will allow us to adapt to these hazards more effectively and assess the impact on our business and owners.

Some of the potentially material climate-related risks we have identified could also present opportunities to IHG, which are shown in the table below. Our continued progress against our decarbonisation targets and strategic response planning will strengthen our ability to realise these potential opportunities.
Climate-related opportunities

Summary of opportunity	Actions being taken

Supporting hotel owners to meet new customer demand for sustainable travel
We have committed to deliver
new-build
hotels that operate at very low or zero carbon by 2030

We recognise our customers are increasingly expecting high standards of sustainability in their leisure and travel purchases. Our commitment to deliver new-build
hotels that operate at very low or zero carbon signals our intent to further help our hotel owners meet potential future demand for green travel, and to improve our competitive position overall. This will be supported by enhanced engagement with customers and data regarding customer demand to help us deliver on customer priorities for sustainability and climate.

Supporting hotel owners to decarbonise their assets could increase commercial attractiveness
We are continuing to invest in ways to support hotels become more energy efficient and decarbonise assets

While reducing emissions can require investment, we are leveraging our Green Engage system to ensure we invest in energy efficiency improvements that have the greatest potential to reduce costs over the long-term. This will be supported by our HERO tool, further details of which are available in our 2021 Responsible Business Report (see link below).

Increased domestic tourism driven by changes in long-haul travel patterns
We are improving data collection to understand our customers’ preferences on sustainability

Changing travel patterns represent both a potential risk and opportunity to our business. We have a large domestic customer base, and there may be a further positive impact to this market driven by future changes to travel patterns, as some customers move to shorter-haul and less carbon intensive modes of travel. Gathering further data will help us understand this trend further and ensure we can meet the needs of any changing customer base.

Metrics and targets
Our metrics and targets allow us to monitor the delivery of our strategy and long-term success. To ensure our transition is based on the best available science, we have now upgraded our science-based target (SBT) to align to the most ambitious target of the Paris Agreement to limit global warming to 1.5°C. This target has been approved by SBTi and commits us to reducing our absolute carbon footprint by 46% from our franchised, managed, owned, leased and managed lease hotels by 2030 (based on our 2019 carbon footprint).

See our carbon footprint KPI on page 53.
A core part of delivering further emissions reductions against this target will be decarbonising our hotel operations across our portfolio. To help drive this, we are also targeting 100% of new-build
hotels to operate at very low or zero carbon by 2030 onwards.
We continue to track global environmental impacts through our IHG Green Engage system. All IHG hotels are required to use this system to track their environmental impact, with data collected on benchmarking information, green building solutions and opportunities to improve efficiency across carbon, energy, water and waste metrics. Data from this system will continue to underpin our ESG and climate metrics and will help us identify opportunities for investment as part of our wider climate transition plan. We will work with our internal audit team and external specialists to provide assurance over this data.
As we further develop our financial impact assessment of climate-related risks and opportunities, this will inform the development of any additional metrics and targets around the management and mitigation of risks and the strengthening of IHG’s business resilience against climate-related impacts.

Our Responsible Business Report and ESG Databook are available at www.ihgplc.com/responsible-business

Delivering on the recommendations of TCFD	IHG | Annual Report and Form 20-F 2021	35

Strategic Report

How IHG does business

Our purpose of providing True Hospitality for Good is underpinned by our commitment to a culture of operating in a responsible and ethical manner. Our culture sets the tone for how we do business.

Stakeholder engagement
IHG engages with its stakeholders at all levels of the business, from the Board, through the Executive Committee, Senior Leadership and corporate functions, to front-line operations. A variety of methods are used based on experience and developing best practice, including face-to-face
meetings, feedback and performance reviews, employee forums and training. We adjust our engagement methods as required to ensure they remain effective for both our stakeholders and IHG. For example, adopting global CEO video calls with Q&A has ensured employees are kept informed and have an opportunity to raise topics that matter to them.

The effectiveness of our engagement methods is measured through a range of metrics, including our KPIs (such as signings and pipeline), performance, ability to attract and retain talent, employee engagement survey results, adherence to the policies covered by our Code of Conduct and AGM results.

The views and interests of other stakeholders, such as regulators and industry bodies, are also taken into consideration. They help provide a framework against which we measure ourselves, protect our reputation and develop our commercial and social awareness.

See information on our engagement with key stakeholders, approach to the planet on pages 20 to 39, 92, 101, 107, 108, 112-114, and Section 172 statement on pages 90 and 91.

A	number of linked factors impact IHG’s long-term success, including the resilience of our business model, our purpose, and the effectiveness of our strategy. Underpinning all of these is our workplace culture, which is driven by our reputation as a well-governed, trusted and ethical company.
Key factors that drive our over-arching culture and approach to business include our structure and governance, risk appetite, controls and systems, workplace environment, behaviours, Code of Conduct, including our values and related policies, all of which should be read in conjunction with our strategy, risk management, KPIs and Governance sections in this Report.
Our structure and governance
IHG’s Board has overall responsibility for ensuring that the way we work and our culture are aligned with our purpose and drive our strategy. At each meeting, the Board and its Committees review metrics, reports and scorecards, and receive presentations on key business factors, including in relation to culture and governance. They challenge and support Senior Leaders, particularly where there is a need to adapt policies and initiatives, ensuring the continued alignment of strategy and culture.
The Board delegates
day-to-day
responsibility for setting and embedding Company culture to the CEO who, together with the Executive Committee, leads from the front and role models attitudes and behaviours to create an open and honest workplace environment, empowering employees to give feedback and freely ask questions about matters that concern them, such as during the CEO’s quarterly, global all-employee
calls. The Executive Committee is responsible for executing the Group’s strategy, and keeping the Board informed of the operation of the business and workplace culture.
IHG’s hotel development and operations are organised on a regional basis (Americas, EMEAA and Greater China) and are supported by global functions in the key areas of Marketing, Commercial & Technology, Finance, Human Resources, Corporate Affairs, and Business Reputation and Responsibility.
Management of the regional and global teams is organised into leadership teams, who are responsible for executing on IHG’s strategic priorities in a manner that aligns with the Group’s culture and values. Decisions on hotel developments and capital expenditure go through the appropriate deal approval and expenditure committees.

36	IHG | Annual Report and Form 20-F 2021

The Group operates a Global Delegation of Authority Policy, which sets out financial commitment and expenditure approval controls. Commitments over certain thresholds or type of proposal require approval from the Group’s Capital Committee, which reports into the Executive Committee.

The Group’s legal ownership structure comprises around 390 subsidiaries worldwide. These entities provide the legal framework required to support the Group in making individual contracts and commitments.

   Information on the Board’s monitoring and assessment of our culture is included on page 91.

Risk appetite, controls and systems
Our risk appetite and tolerance is continually reviewed by the Board in its pursuit of strategic and business objectives. While our strategy does not consciously expose any of our assets to significantly heightened risk, the choices we make aim to balance priorities and resources to either actively exploit current advantages or address current disadvantages versus a range of competitors, and meet stakeholder expectations. The Board considers the portfolio of risks we face and whether our allocation of resources and pace of initiatives to build enterprise capability, creates any imbalance or exposes other risk areas as the industry emerges from the pandemic. Our risk appetite is cascaded through our values and behaviours, our goals and targets, our Code of Conduct, Delegation of Authority and other global policies, and is further reinforced by frequent leadership communications to guide behaviours and set priorities.

We are committed to a framework of monitoring and assurance processes in relation to our initiatives and policies, reviewing whether they have operated within acceptable risk tolerances where priorities have shifted, or where additional actions were required. Board and Committee agenda topics allow the Board to identify and discuss the nature and extent of principal (and emerging) risks and how risk management arrangements have adapted where required.

   See Our risk management on pages 40 to 47 and Governance pages 89 and 96 to 97.

Workplace environment
The pandemic has ushered in fundamental changes to the workplace, including hybrid and remote working. We continually review our ways of working as new practises emerge in line with local restrictions and working cultures. Although each region has embraced this differently, with offices at different stages of re-opening,
what has emerged is a new type of connectivity between employees, in particular with the adoption of video meetings, a focus on work-life balance and wellbeing, and a less formal approach. As an example, the Denham head office in the UK has embraced a flexible, hot-desking
environment, with Executive Committee members working alongside team members in an open-plan workspace.

We are mindful that as a result of changes in the workplace and increased digitalisation, we need to be vigilant regarding the security of Company information and data. In 2021, we ran a series of global cybersecurity teaching sessions that included topics such as phishing, keeping information safe and secure whilst working remotely, social engineering, and securing and safely transferring data. We also increased controls around
IHG-approved
tools and systems, and refreshed and relaunched our security policies at the beginning of 2022.

   See our people disclosures on pages 23 to 26, and key matters discussed by the Board on page 91.

Our behaviours
Our Move fast, Solutions focused, Think return and Build one team behaviours empower and inspire our employees to work in a way that supports our purpose and strategic priorities. These are underpinned by our Code of Conduct and responsible business approach, and together influence how we interact with our stakeholders. By role modelling our behaviours, IHG’s leaders create an environment that encourages rapid decision making that supports our growth aspirations, within a framework of due diligence and assurance processes.

Employees have shown continued adaptability and resilience in the face of the pandemic, while demonstrating our behaviours. During the year, a series of Next Talk events were led by Executive Committee members across the organisation, to deepen understanding of the link between our behaviours and strategy. More than 2,000 employees joined the sessions, with positive feedback from them.

Code of Conduct and related policies
IHG’s Code of Conduct (Code) is the framework for how we do business at IHG, and underpins our strategy and commitment to providing True Hospitality for Good. Our key principles and policies are included in the Code, which enables employees and colleagues working in IHG corporate offices, reservation centres, managed, owned, leased, and managed lease hotels to make the right decisions, in compliance with the law and IHG’s ethical standards.

Included in the Code is an overview of our values, reporting concerns framework and Group policies, including human rights, respect in the workplace, diversity, equity, inclusion and equal opportunities, accurate reporting, information security, anti-bribery and corruption, and the environment. It also provides guidance on where to go if colleagues have a concern and need further help.

The Board, Executive Committee and all colleagues working in IHG corporate offices, reservation centres, managed, owned, leased, and managed lease hotels must comply with the Code. We expect those we do business with, including our franchisees, to uphold similar principles and standards.

The Code is reviewed and approved by the Board on an annual basis, and is supported by annual
e-learning
requirements. In 2022, we will continue to evolve our Code training, engagement and measurement approaches, including developing and

How IHG does business	IHG | Annual Report and Form 20-F 2021	37

Strategic Report
How IHG does business
continued

launching a new Code
e-learning
module to support and provide additional guidance. In addition to our Code
e-learnings,
we monitor and assess other aspects of our culture through a variety of methods, including direct engagement, employee engagement surveys, tracking of
e-learning
completion and our confidential reporting hotline.

The following policies and principles form some of the key areas of the Code. Other areas of the Code, such as our DE&I policy, and human rights and modern slavery commitments, are outlined on pages 25 and 26. Initiatives to respond to legal, regulatory and ethical compliance risks are on page 46.

  IHG’s Code of Conduct is available in 10 languages on the Company’s intranet and
www.ihgplc.com/responsible-business

Our values
Led by the Board and Executive Committee and our values underpin our behaviours and business ethics, guide how we deliver our strategy, make decisions and live our purpose.

Do the right thing
Show we care
Aim higher
Celebrate difference
Work better together

Speaking up
Central to our people culture is respect in the workplace, whether it be relating to a colleague, guest or anyone else. IHG has zero-tolerance
to any form of discrimination, harassment or bullying in line with our Respect in the Workplace Policy. Whilst we uphold our responsibility to behave ethically and protect IHG’s reputation, it is possible that a few colleagues may act in a way which conflicts with the principles set out in the Code. Guidance is given to report concerns directly to line managers, supervisors or local Human Resources representatives. For instances where it is more appropriate, a confidential reporting hotline and online reporting facility is available and globally advertised. The Head of Risk and Assurance and General Counsel and Company Secretary are also available to be contacted. Reports are routinely reviewed by the Board, who ensure arrangements are in place for investigations and follow-up
actions.

Safety and security
IHG is committed to providing a safe, secure and healthy environment for all our colleagues, guests and visitors. All operations must comply with all applicable health, safety and security laws. Beyond compliance with the law, IHG works to identify further improvements to the way we manage safety and security risk and has mandatory Brand Safety Standards in place for all hotels globally to drive consistency in this area. Initiatives to respond to safety and security risks are on page 47.

Bribery and corruption
IHG is committed to operating with integrity. Bribery and any form of financial crime, including improper payments, money laundering and tax evasion or the facilitation of tax evasion, are not permitted under any circumstances. This also applies to any agents, consultants and other service providers who do work on our behalf.

Our Anti-Bribery Policy sets out our
zero-tolerance
approach and is applicable to all Directors, Executive Committee members, employees and colleagues in managed, owned, leased, and managed lease hotels. It is accompanied by a mandatory Anti-Bribery
e-learning
module. Our Gifts and Entertainment Policy and guidance further supports our approach in this area. To continue to enhance our anti-bribery programme and in line with best practice, in 2021 we undertook a Group-wide bribery and corruption risk assessment with the assistance of specialist external counsel. The objective was to ensure that IHG’s key bribery risks continue to be addressed and areas of improvement are identified. The assessment has recently concluded, and the findings will be incorporated and addressed throughout the business under the leadership of the Ethics and Compliance team. Initiatives to respond to legal, regulatory and ethical compliance risks are on page 46.

IHG is a member of Transparency International UK’s Business Integrity Forum and participates in its annual Corporate Anti-Corruption Benchmark. Each year, the results from this benchmark help to measure the effectiveness of our anti-bribery and corruption programme and identify areas for continuous improvement.

Handling information responsibly
We are committed to ensuring that guests, members of our loyalty programmes, colleagues, shareholders, owners and other stakeholders trust the way we manage data. As part of our privacy and information security programmes, we have standards, policies and procedures in place to manage how personal data can be used and protected.

Our
e-learning
training for employees on handling information responsibly is a mandatory annual requirement, and covers topics such as password and email security, using personal data in accordance with our policies and privacy commitments, how to work with vendors and transferring data securely.

In addition to the cybersecurity awareness learnings mentioned on the previous page, we held tabletop exercises to practise our ability to detect and respond to potential security events, such as ransomware and supply chain attacks. We continue to develop our privacy and security programmes to address evolving requirements and take account of developing best practice. The Board regards cybersecurity as a critical business discipline and it regularly receives updates.

   See initiatives to respond to cybersecurity and information governance risks on page 44.

Section 172 statement
Details of how the Directors have had regard to the matters set forth in Section 172(1)(a) to (f) of the Companies Act 2006 is provided in the Section 172 statement on pages 90 to 91.

Further details can be found throughout the Strategic and Governance Reports, including in our key stakeholder engagement disclosures on pages 20 to 28, 39, 92, 101, 107, 108, 112 to 114, 227 and 228.

Non-financial
information statement
Non-financial
information, including a description of policies, due diligence processes, outcomes and risks and opportunities can be found as set out below. Internal verification and disclosure controls apply to all the information covered in these areas.

•
  Impact of the Company’s activities on the environment on pages 29 to 35, and 229 and 230

•
  Social matters on pages 27 and 28

•
  Anti-corruption and anti-bribery matters on page 38

•
  Employee matters on pages 24 to 26, 101, 107, 108, 112, 114 and 227

•
  Respect for human rights on page 26

•
  A description of the Group’s business model on pages 10 to 13

•
  The Group’s principal risks on pages 42 to 47

•
  The Group’s KPIs on pages 50 to 53

  See our relevant policies at
www.ihgplc.com/responsible-business

38	IHG | Annual Report and Form 20-F 2021

Responsible procurement

G	rowing our business in an innovative and sustainable way, whilst working to the highest standards of business conduct, plays a key role both in our supplier selection process and how we continue to work with our existing suppliers. We are committed to working with suppliers who meet our minimum ethical standards and share the values of our responsible business plan – Journey to Tomorrow.
What we do already
Our supply chain activities are split between corporate and hotel supply chains. Hotel purchasing predominantly occurs at a local hotel level, as our hotels are largely owned by independent third-party owners who are responsible for managing their own supply chains. In some key markets, IHG has purchasing programmes in place for essential goods and services required for opening, renovating and operating a hotel, which hotels have the opportunity to buy. Our corporate supply chain covers marketing, technology and professional services.
To help manage and monitor our corporate supply chain, an automated procurement system is used across many of our large offices. Several strategic suppliers also receive hands-on
support in the form of business performance reviews to mitigate risk and promote value realisation.
To ensure that suppliers act with the same integrity and respect as we do, new corporate suppliers are required to confirm their acceptance of the IHG Supplier Code of Conduct (or demonstrate they have equivalent policies in place), when they are onboarded, in addition to it being a contractual requirement. Recommended guidance is also provided to our managed hotels.
What we achieved in 2021
In 2021, we focused on our supply chain risk assurance programme, IHG’s Green Supplier programme, ongoing collaboration with diverse suppliers and improving employee awareness of responsible procurement.
Some procurement activities were reduced due to supply chain disruption, including longer shipping times, which impacted our ability to source products. However, other activities did continue and the Board reviewed initiatives to leverage our system-wide buying power and simplify the procurement programme to lower costs for owners. See page 91 for more information.
We refreshed our responsible procurement criteria for prospective suppliers. The pre-contract
assessment is part of IHG’s tendering process and includes due diligence questions about suppliers’ governance, labour and environmental practices relevant to suppliers’ own operations and supply chains.
IHG complies with its statutory reporting duties on payment practices and performance and is a voluntary signatory of the UK Prompt Payment Code. In 2021, we updated our processes to ensure that suppliers with less than 50 employees were paid within 30 days where centrally accounted for across our UK corporate and managed, owned, leased, and managed lease hotel supply chains.
With our hotels and resorts at the heart of local communities, we supported many programmes around the world during 2021, including in the UK, where we donated unused PPE to St John Ambulance.
Recognising the environmental impact textiles have across the entire value chain, we continued to collaborate with Exeter University (UK) to carry out a research assessment of the environmental and financial considerations when sourcing textiles. We also continued working with CARE International UK and carried out a workplace gender analysis in factories using interviews and focus groups, which will inform our work in 2022.
What’s to come
We will continue our goal to increase the consideration of sustainable, diverse and risk resilient suppliers. This enables the right conversations to be had across the business and increase the amount of business awarded to them. To that end, we are in the process of evolving the digital systems that support our responsible procurement processes, including the evaluation of suppliers’ risk, diversity and sustainability attributes.

Corporate and hotel supply activities are driven by our Procurement function and guided by our responsible business agenda, with oversight from the Board’s Responsible Business Committee.

See our supply chain disclosure on page 26, and commitment to minimise waste on page 30.

Supplier engagement

Responsible supplier relationships are vital for IHG in driving efficiency and effectiveness throughout both hotel and corporate office lifecycles.

What impacted them in 2021	Engagement	Outcomes
• Payment practices and performance • Supply chain integrity • Environmental concerns, including waste

•
  Communications with suppliers about payment terms

•
  Working with suppliers as part of our tendering processes, to understand their responsible business activities

•
  Collaboration with suppliers regarding bulk amenity solutions

•
  Revised payment processes for small companies that supply IHG in the UK

•
  Increased collaboration with sustainable suppliers and alignment with our Journey to Tomorrow ambitions

•
  Sustainable bulk amenities solutions are being deployed across our estate globally

Further information about how the Board considered supply chain and procurement is on pages 91 and 101, and our business relationships, including our statement of business relationships with suppliers, customers and others, is on page 228.

Visit www.ihgplc.com/responsible-business for further information about our responsible procurement approach.

How IHG does business	IHG | Annual Report and Form 20-F 2021	39

Strategic Report
Our risk management

The Board’s role in risk management – focused on IHG’s resilience
The Board is ultimately accountable for establishing a framework of prudent and effective controls, which enable risk to be assessed and managed, and is supported by the Audit Committee, Executive Committee and delegated committees. Our governance framework and Committee agendas establish procedures for Board members to receive information on risk from the Executive Committee and Senior Leaders and a range of other internal and external sources.
Our Board and management, supported by the Risk and Assurance team, continue to focus on the levels of risk in the business (either individually or in total), including the appropriate balancing of opportunities for strategic advantage or efficiency with the need to build in resilience in the short and longer term. Delivering at pace across our strategic pillars places demands on our capabilities and capacities and the complexities of the hospitality industry require us to consider emerging trends (see pages 14 and 15) across a wide range of subjects given the often long lead times to effect change with our estate of hotels.

Attitudes to risk within key decisions
We have assessed risks and considered risk appetite across our strategic choices and, while we are not exposed to greater risk overall across the strategy, we continue to monitor risks to executing against our plan and inherent risks from the trade-offs we have made. There are also several emerging risks which are likely to be dynamic throughout the delivery of our strategy, including consumer demand shifts; digital disruption; people and workforce changes; environmental, social and governance (ESG) expectations; and a complex geopolitical and regulatory environment. We describe the Board’s approach to risk appetite on page 37 and our attitude is often less about downside risk mitigation and more about positioning ourselves to respond to uncertainty in an agile way.

Board and Committee discussions during 2021 have allowed for consideration of emerging and evolving risks across a wide range of topics and timeframes, including:

•
 competitor and macroeconomic risk factors within the Board’s discussion of strategy and presentations from management (e.g. brand and loyalty strategies, commercial and technology developments, industry cybersecurity risks, supply chain and procurement strategies, long-term financial strategy, regulatory developments and the imperative to drive owner returns);

•
 workforce-related risks at the Remuneration and Nomination Committees, including preparation for the integration of an ESG element into targets for future longer-term incentive cycle, retention and succession arrangements; and risks relating to the competitiveness of remuneration;

•
 regulatory and financial governance risks at the Audit Committee (e.g. tax risks relating to digital businesses, treasury and liquidity risks linked to volatility and sentiment in the capital markets, corporate governance reform, potential risks from litigation and financial control risks in a cost-constrained environment);

•
 wider cultural risks at the Responsible Business Committee, including employee wellbeing and the impact of flexible working arrangements; gender and ethnicity reporting; community impact; sustainability; human rights; and evolving supply chain risks; and

•
 risks relating to the impact of climate change on IHG have continued to receive close attention in Board and Responsible Business Committees, including our commitments to the TCFD recommendations and an external briefing on COP26 focus areas.

Procedures for identifying, discussing and escalating emerging risks
We recognise that we are targeting industry-leading growth with an already dynamic risk profile; with competitive challenges in key markets; and with some areas of IHG challenged by emerging risks as we have evolved to the new operating norms resulting from
Covid-19.
Some of these emerging risk

areas – including constraints on owner finances or availability of talent – may not be quick to overcome.
The management team is aware of the challenges this context creates and our strategic priorities are reviewed regularly at Executive Committee meetings, considering emerging risks through open roundtable discussion within the agenda, and certain emerging themes are considered through deep dives with a smaller audience. Our financial planning also includes identifying levers which could be pulled to enable flexibility and adaptability to changes to our financial assumptions and circumstances and overall viability and sustainability. More detail on the topics covered by the Board and Committees is available in the Governance Report, pages 80 to 127.

40	IHG | Annual Report and Form 20-F 2021

Continued evolution of our risk management, internal control and assurance arrangements
The Board have received regular updates on the ongoing evolution of our risk management and internal control system. These arrangements are designed and operated to support our resilience and our ability to take advantage of upside opportunities and remain fully integrated with the way we run the business, including:

•
how the Executive Committee has reinforced key principles of culture and leadership
(see pages 24 to 26), including our Delegation of Authority policy; sessions with all colleagues to reinforce strategy and leadership behaviours; refreshing several corporate policies to ensure they remain appropriate (including Code of Conduct and Information Security); reviewing decision-making protocols (for example to further enhance governance over System Fund expenditure and Commercial and Technology delivery); and considering risk appetite and strategic programme delivery risk within the Board Strategy meetings;

•	how we have adapted key processes and controls as we recover from pandemic disruptions and adapt to remote working such as regular reviews of risk profiles; a review of incident and crisis management procedures; and cross-function collaboration on key risks (including third-party due diligence, personal data, fraud prevention, responsible business); and

•
how we have adapted
monitoring and reporting
of risks following necessary adjustments during the pandemic, including the formation in 2021 of new governance committees for key risk topics, specific external benchmarking such as anti-bribery and corruption, privacy and TCFD modelling, and the development of medium-term strategic metrics to monitor strategic execution, which are anchored competitively where possible.

The Risk and Assurance team have reported to the Audit Committee on developments in executive and senior leadership oversight of risk management and also those of key functions within IHG (information security, procurement, ethics and compliance, privacy), including trade-offs and choices made to maintain an appropriate balance across the portfolio of risks and active consideration of acceptable risk tolerances. This is contributing to an ongoing evaluation of the sources of assurance available to the Board, complemented by the independent internal audit plan. This has included focus on assurance on data integrity in relation to key non-financial
metrics which will continue in 2022.
IHG’s resilience remains an ongoing, cross-functional, focus to identify opportunities to improve efficiency, effectiveness and confidence. We are applying resilience principles as we embed preparedness for climate change into existing processes following the TCFD project. This includes translating the key climate-related scenarios into assumptions that can be embedded in our long-range planning; considering climate sentiment indicators relating to guests, owners and investors and other strategic initiatives over time; and considering scenarios as an integrated part of future Board Strategy sessions and horizon-scanning
discussions.
We describe the Board’s approach to risk appetite on page 37 and more detail on formal risk appetite and tolerance is provided elsewhere in this report. For example, our appetite for financial risk is described in note 24 to the Group Financial Statements (see pages 188 to 192), and our approach to taxation on page 57.

This section should be read together with the rest of the Strategic Report, Governance on pages 80 to 127, the going concern statement on page 230, and Risk Factors on pages 231 to 236.
Practical risk management lessons learned from our
Covid-19
response
Reflecting on the challenges we have faced during our response to the pandemic, we have held ‘lessons learned’ discussions across the business around a range of topics including process, decision-making, communication and future proofing, among others. Our goal is to ensure we grow from our experience to date, reinforce and continue good practices which were already in place and that we implement continuous improvements to our ways of working going forward.

Our practices in place that worked well	Opportunities identified for future resilience planning	Implementing opportunities in practice

We identified successful practices adopted by many IHG teams in our pandemic response to capture and reinforce for the future including:

•
 global alignment on terminology and response procedures, highlighting key accountabilities and escalation protocols;

•
 protocols to engage diverse expertise and best practice across our functions and regions, using a global ‘hub and spoke’ model. This ensured we remained agile and adaptable in the fast-changing and uncertain global environment; and

•
 living our values, behaviours and priorities, empowering teams to be solutions-focused and move at pace to support hotels and owners as well as care for our employees and guests.

While recognising what worked well, we also identified opportunities to evolve and strengthen our crisis management and business continuity programme launched prior to the pandemic, including:

•
 where possible, automation of processes that allow for real time data to be easily captured, tracked, and monitored; and

•
 enhanced structures for streamlining efficiency in our communication processes up and downstream in the business.

Each key opportunity identified in our lessons learned review was assigned a dedicated working group to identify practical and achievable solutions for implementation in 2022 and beyond.

These new ways of working will be embedded into our common practices and culture, ensuring greater resilience and readiness for future incidents or crises across a wide range of potential individual and connected risk topics.

Our risk management	IHG | Annual Report and Form 20-F 2021	41

Strategic Report
Our risk management
continued

IHG’s principal risks and uncertainties
The
Covid-19
crisis did not fundamentally change the principal risks to our business and strategy; however it heightened the uncertainty we faced in the short term and also created the potential for longer-term impacts based on trade-offs that were required to protect liquidity in 2020.
Covid-19
was therefore not managed as a separate risk, rather as part of how we evaluated many of our existing principal risks, and this approach continued into 2021, as specific factors relating to the safety and security of our colleagues and guests or constraints on domestic and international travel eased, but other uncertainties – for example relating to hotel-level talent and supply chains – may have a more rapid impact in an uncertain and low visibility environment.
While our principal risk grid is deliberately broad in scope and includes factors which may become increasingly important over time, the complexities involved in the execution of our initiatives mean there is merit in more proactive consideration of emerging scenarios across multiple risk topics. These can act as lenses for us to look at the nature or potential speed of impact of many of our identified risks (as we have experienced with
Covid-19)
and to provide increased articulation to the Board of potential sensitivities to, and stress-testing of, strategy execution.
All the risks on the grid below meet the definition of ‘principal’, however we have reviewed the trends carefully to more accurately reflect the current behaviour of risks relative to each other and the portfolio overall. This includes close consideration of risks with a more gradual, longer-term impact beyond the period considered for financial planning, including the potential impacts of climate change which have been evaluated in our TCFD project (see pages 32 to 35) and also integrated into other risks on the grid.
The Board and Executive Committee have not noted any major movements on the grid compared to last year. In relative terms, some risks remain dynamic as we move into 2022 while others are more stable on 2021 levels. We will continue to monitor potential shifts in 2022 as a result of the external environment, our business model or a complex and highly interdependent portfolio of internal initiatives.
By distributing the risks across the grid in this way, it allows us to consider the different responses which may be required to individual factors (for example, rapid factors which may require continuity planning), or the overall level of risk we are facing and what it means for governance of the whole portfolio and future resilience. The principal risks are considered in the development of specific viability scenarios (see pages 48 and 49). Our actions resulting from our TCFD project will also be used as a model for other scenarios which can be integrated into ongoing management monitoring and dynamic financial planning, and which can also feed into the modelling and stress-testing of strategic resilience recommended by the UK Government report on corporate governance reform.

42	IHG | Annual Report and Form 20-F 2021

Risk & trend	Macro external factors	Preferred brands and loyalty

Description
Macro external factors such as political and economic disruption, the emerging risk of infectious diseases, actual or threatened acts of terrorism or war, natural or man-made
disasters, and inflationary pressures could have an impact on our ability to perform and grow, including disrupting hotel supply chains and increasing costs for our owners.

Failure to deliver preferred brands and loyalty could impact our competitive positioning, our growth ambitions and our reputation with guests and owners.

Competition from other hotel brands and third-party intermediaries create inherent risks and opportunities to the longer-term value and attractiveness of IHG’s franchised and managed proposition for our brands.

Link to strategy

Trends observed in 2021
Secondary impacts and continuing uncertainty in relation to the recovery trajectory from the pandemic will continue to exacerbate these factors across several markets. Inflationary forces on labour and energy could create significant pressures to hotel and owner financial positions and IHG operating costs.

In addition to epidemics and pandemics, the risk of natural disasters and extreme weather events may pose an increasing threat to IHG operations in the future. Local and international political tensions also continue to create uncertainty for operations in key markets.

In an uncertain demand environment, and with constraints on labour, supply chain and investment capacity in many markets, our hotels and owners continue to face dynamic risks to delivery of guest expectations of experience.

Covid-19
increased short-term pressures on availability of financing for development, and there may also be slowing of the pace of construction and openings due to labour and supply chain constraints and wider inflationary pressures.

Initiatives to respond
IHG’s resilience remains an ongoing, cross-functional, focus. The launch of a refreshed incident and crisis management programme and engagement of key leadership teams in scenario training prior to the pandemic has proved very valuable in establishing a common language and headline roles and responsibilities. We have continued to monitor intelligence from a range of external and internal sources (e.g. government health and travel advice), to evolve guidance for the safe operation of hotel and corporate offices.

Leadership teams across IHG have also reviewed lessons learned from the pandemic and how they can be applied to future crises. As an example the EMEAA leadership team regularly review global, regional, and business unit risks, working with Business Reputation and Responsibility experts to train teams on resilience, continuity, and crisis planning. Crisis management teams have refreshed business continuity arrangements for the reopening of corporate offices (e.g. business service centres, reservation offices and corporate locations) and continued to monitor continuity approaches for key supplier relationships.

We maintain a range of intelligence sources to horizon-scan for emerging threats, provide insight to leadership on incidents that impact operations, and analyse future scenarios to inform the business planning cycle, including at the Board and Executive Committee level.

Our initiatives to focus on owner returns are described within the ‘Preferred brands and loyalty’ and ‘Investment effectiveness and efficiency’ risks and within our priority to be customer centric in all we do (see pages 19 to 21).

In recent years, we have focused on strengthening our brands, addressing quality, building our masterbrand and enhancing our data and technology capabilities. These investments have been essential to our multi-year journey towards customer centricity and have helped establish a strong foundation from which to build customer loyalty (see pages 19 to 21). We have added the capabilities to launch and manage new brands, including standardised design, mandated specifications, new procurement capabilities, continuous product innovation, and strengthened franchise licences.

It will be critical to use our loyalty programme to drive business to our hotels and take share from our competitors. We are also investing in individual hotel-level marketing to drive revenue performance of new brand hotel openings and implementing actions to enhance returns for our owners by decreasing costs to build and operate hotels, for example by evolving our brand standards. We are coordinating the operational impact on hotels in the near term as ongoing disruptions mean there will be constraints on our ability to train hotel colleagues. Our regional teams also use data to prioritise attention and resources to drive performance.

We track hotel-level data in relation to the sustainability of our brands in order to respond to an increasing trend of requests from corporate clients for this information. Several IHG teams have also progressed an agreed set of bathroom bulk product offerings for all our brands in all our regions, not only to build on our sustainability credentials but to improve guest experience through the products that will become available in our hotels.

Our risk management	IHG | Annual Report and Form 20-F 2021	43

Strategic Report
Our risk management
continued

Risk & trend	Leadership and talent	Cybersecurity and information governance

Description
Failure to attract, develop and retain leadership and talent could impact our ability to achieve growth ambitions and execute effectively.

Risks relating to people underpin the majority of processes and controls across IHG, and our ability to develop talent is critical to delivering value to our brands and hotels in the global markets where we operate and compete. See pages 24 to 26 for further detail on the importance of our people to our purpose and strategic goals.

Inherent threats to cybersecurity and information governance remain significant and we are responsible for a range of high-value assets (critical systems and employee, guest and other sensitive data) which may be targeted by various ‘threat actors’ (including organised criminals, third-parties and colleagues).

Our plans to transform how we use our commercial and marketing data to improve the customer experience, grow market share and revenue, and empower our owners to make better decisions also present inherent risks to how we manage information across IHG.

Link to strategy

Trends observed in 2021
Our ability to attract and retain talent remains a challenge in an uncertain economic and highly competitive environment. Furthermore, our growth ambitions increase the need for hotel talent, particularly for General Managers in our Luxury & Lifestyle estate.

We face dynamic trends in our ability to retain and attract key and diverse talent, to deliver learning at pace and to transition to hybrid ways of working while maintaining productivity and collaboration.

Dynamic and external attacks against the hospitality industry have continued in 2021, with ransomware attacks in particular trending against technology providers, national infrastructure and supply chain. This has the potential to impact both IHG and our third-party providers.

Rapid societal, legal and regulatory and media scrutiny of privacy arrangements, the transition to more permanent hybrid working conditions for our employees and suppliers, and advances in attack sophistication also heighten inherent information security risks.

Initiatives to respond
The Executive Committee regularly discusses talent attraction and retention risks, and each functional and regional leadership team has a clear talent plan. We have expanded programmes to support the development of diverse talent, increased our conscious inclusion education and continuously review and adapt our practices to be more inclusive. Our employee resource groups, who are key in helping us build a culture of inclusion, have grown across all our global markets. We are providing active support to our colleagues as they transition to hybrid working and are taking opportunities to re-energise the workforce. Regular all-employee
calls are held with the Chief Executive Officer and there are ongoing leadership communications and virtual team meetings at regional and functional levels.

The Human Resources organisation have developed a series of leadership tools and learning to ensure our leaders are equipped to lead in a hybrid world and can foster a performance-driven culture based on trust. We are creating office spaces that are designed for collaboration and connection.

We have established a Global Learning Steering Committee with a focus on supporting our owner needs, reviewing our learning offering and utilising technology to provide a virtual and sustainable learning environment.

IHG has the ability to manage talent and retention risks directly in relation to IHG employees but relies on owners and third-party suppliers to manage these risks within their own businesses. Our Procurement, Legal and Risk teams also consider more indirect workforce risks relating to our third-party relationships.

The Remuneration Committee is responsible for determining Executive Board and Executive Committee remuneration and reviews wider workforce remuneration, aligned with the interests of shareholders and the UK corporate governance environment.

Our Information Security team continues to implement new solutions and controls to address potential vulnerabilities, and to focus resources on those operational tasks that best protect our sensitive data sets and systems and detect and respond to potentially malicious events in an appropriate way. In 2021 we built a ransomware response programme, conducted tabletop exercises and clarified decision rights to enhance incident preparedness. We also matured our oversight of third-party providers through use of security questionnaires and an independent cybersecurity ratings platform.

We work with our specialist technology providers to continuously improve key operational security processes and capabilities such as Identity and Access Management, Security Monitoring, Incident Response, and the support and maintenance of technical solutions architecture.

As finances remain at a premium for hotel owners, our Information Security and Technology teams continue to collaborate to provide reliable, scalable and cost-effective solutions, targeted at areas of greatest opportunity for future attacks.

Our information security strategy and programme is overseen by an Executive Security Compliance Committee and supported and reviewed by internal and external assurance activities, including PCI assessments. An extensive security metrics pack is produced monthly to track risk trends, operational effectiveness and mitigation activities.

To mitigate specific risks in relation to our Greater China region, our local team has conducted internal assessments of security compliance and remediated gaps, supported by IHG’s Global Information Security team.

See also page 38 for detail of our approach to handling information responsibly in accordance with our policies and privacy commitments, including working with vendors.

44	IHG | Annual Report and Form 20-F 2021

Risk & trend	Channel management and technology	Investment effectiveness and efficiency

Description
Failure to capitalise on innovation in booking technology and to maintain and enhance the functionality and resilience of our channel management and technology platforms (including those of third-parties, on which we rely directly or indirectly), and to respond to changing guest and owner needs remains a principal risk to IHG’s revenues and growth ambitions.

The importance of our investment effectiveness and efficiency will be critical to balance short- and longer-term strategic needs (e.g. developing infrastructure, increasing growth of our system, enhancing digital capabilities).

Failure to manage risks associated with investments may impact commercial performance, lead to financial loss and undermine stakeholder confidence.

Link to strategy

Trends observed in 2021
Uncertain demand as the industry recovers creates dynamic and rapid trends to how we service demand through various channels and meet increasing guest and owner expectations, including how we use data to personalise experiences and build loyalty.

The pace of innovation in digital behaviours in the hospitality industry and wider society continues to accelerate, with fast-moving global and local competitors, and technology replacing certain elements of business travel, and IHG must evolve to effectively grow and compete in the marketplace.

Additional risk comes from the current context, including financial and inflationary pressures on owners who rely on us for their scale, capabilities and enterprise strength, and constraints and risks in the hiring and retention of top talent in the hospitality industry.

We are highly dependent on significant capital investment to renovate our existing estate, sign new hotels and build IHG’s pipeline and the current operating environment has created additional challenges for owners, including financing constraints, commodity and raw material price inflation, supply chain constraints, labour and general product shortages, shifting guest expectations and volatile demand patterns. As such, it is particularly important that our enterprise capability is strong to allow owners to deliver consistently superior returns that can attract this capital.

We are also increasing our interdependencies with third-parties to deliver our Commercial and Technology strategy, placing emphasis on risk ownership within ongoing management of contract relationships and the resilience of, and due diligence in relation to, key suppliers.

Initiatives to respond
While the pandemic has been limiting due to decreased availability of capital, capacity and capabilities, we benefited from prior progress we had made in our organisations to manage risks, by simplifying our work, sequencing it more effectively and removing obstacles and limitations within each core area. As such, we are able to respond rapidly to shifts and opportunities in the marketplace and can drive incremental revenue by focusing on the basics of pricing, inventory and booking-flow optimisation.

Our Marketing and Commercial and Technology teams work in partnership to prioritise efforts and associated investments in driving enhanced customer-centricity, by developing and iterating a roadmap for key initiatives, their pace, sequence and intended focus for technology-enabled transformation over the next three years and beyond (see page 22 for more details). We have also established a central programme oversight function designed to support and monitor progress, challenge approaches and resolve issues relating to execution.

We will also continue to focus on developing our capabilities and ensuring that we have the talent needed. While we have seen the addition of top senior leadership talent to our teams, it will be key to prioritise digital capabilities to drive our channels, actively expanding the breadth and depth of our digital relationships with current and new guests.

To mitigate specific risks for local markets, we have developed a China Digital roadmap and investment to strengthen our locally relevant digital and loyalty offering.

Our Finance teams regularly review and evolve our governance and control frameworks, including delegated approval authorities and processes, to enable decisions on investments to be made quickly and efficiently with consideration of the risks involved. The Executive Committee discusses our strategic priorities and capabilities to deliver them.

Our global and regional Operations teams maintain a global project tracker which allows us to have visibility and review any risks and opportunities to any in-flight
or pending project with impact on hotels.

With learnings from the pandemic and considering the new operating context, we established a new strategic priority in being customer centric in all we do to further strengthen owner return on investment and to accelerate our net system size growth in the recovery.

We are instilling specific return on investment disciplines through our ‘Think return’ behaviour and are applying enhanced design and procurement processes to reduce the cost, alleviate labour pressures and maintain the quality of our brands in new brand prototypes. We have also simplified governance with a senior executive steering committee providing oversight of key global workstreams.

We are strategically planning our sourcing activities around known or anticipated cost and supply challenges for our owners. Many goods and services in these areas are also intrinsically linked to our responsible procurement plan to deliver sustainable, diverse and risk-managed supplies to our hotels. See page 39 for more detail.

Our risk management	IHG | Annual Report and Form 20-F 2021	45

Strategic Report
Our risk management
continued

Risk & trend	Legal, regulatory and ethical compliance	Financial management and control systems

Description
As we operate in more than 100 countries we are exposed to many different compliance, regulatory and litigation and reputation risks. Significant fines can be imposed for regulatory non-compliance,
IHG may be exposed to litigation risk and stakeholders (including corporate sales clients) and investors focus on IHG’s performance in upholding ethical and social expectations.

A material breakdown in financial management and control systems would lead to increased public scrutiny, regulatory investigation and litigation. Material weaknesses may also impact confidence in IHG from our shareholders and wider stakeholders including suppliers, debt holders, hotel owners and employees.

Link to strategy

Trends observed in 2021
The global business regulatory and contractual environment and societal expectations have continued to evolve throughout 2021, with legislative changes in many locations we operate in on topics such as data privacy. Many countries are introducing legislation or legislative proposals related to ESG agendas and a focus on sanctions as a foreign policy tool continues to increase.

Expectations are also increasing for IHG to manage and drive responsible business through our supply chains and across our wider business including with our franchisees. We expect monitoring and scrutiny of corporate human rights performance to continue to increase as a direct result of the
Covid-19
crisis and with high profile upcoming events including the FIFA World Cup Qatar 2022.

Risk levels have remained relatively stable, with continuing monitoring required in relation to owner credit risks and potential commercial disputes while the pandemic recovery progresses. We have made some revisions to our control testing which align with the approach of our new auditors, PwC, and there were no major new accounting standards with a material impact effective this year. We are monitoring the UK Government consultation on corporate governance reform.

Initiatives to respond
Our Ethics and Compliance team focuses on ensuring IHG has a globally coordinated approach to material ethical and compliance risks. The overarching framework is the IHG Code of Conduct (see pages 37 and 38) and
e-learning
is provided to corporate and reservation employees and managed hotels on an annual basis.

Our Ethics and Compliance team monitor
e-learning
training completion, gifts and entertainment reporting and the owner due diligence process. The team also receive informal queries and/or escalation of issues directly from colleagues and via an Ethics and Compliance email channel which is publicised in training and awareness materials. The Board receives regular reports on the Confidential Reporting Channel. We also continue to participate in Transparency International UK’s Corporate Anti-Corruption Benchmark.

We monitor and advise internal stakeholders on risks across a range of regulatory issues, including safety, employment, contract, privacy, anti-bribery and anti-trust, as well as continuing to identify and address legal and regulatory issues that have emerged in relation to
Covid-19.

We also monitor and assess developments in relation to regulations, potential sanctions or directives imposed by governments, and our owner legal due diligence process includes screening against sanctions lists. Ethics and compliance country-level due diligence is undertaken for new country entry assessments and we continue to develop our supplier due diligence process.

We are committed to ongoing assessment and work on human rights risks as an integral part of our Journey to Tomorrow commitments (see page 26).

The impact of
Covid-19
on our financial reporting and control environment has been significant and presented several challenges. There have however also been opportunities to evolve our approach in certain areas, and the Finance leadership team has continued to review controls and implement enhancements including increased use of remote testing, robotic process automation and data analytics. We have also established a committee with responsibility for central co-ordination
of control activity which brings together Senior Leaders in the organisation responsible for assurance activities to review status and scope, evaluate control findings, and consider emerging regulatory developments.

We continue to review our business continuity arrangements, including for our India-based Global Business Service Centre, given the operational importance of processes located there such as accounts payable, billing and cash collection, and financial reporting for both corporate and hotels.

We have continued to operate an established financial control system, which is verified through testing relating to our Sarbanes-Oxley compliance responsibilities. See pages 57, 156, 169 to 173 for details of our approach to taxation, pages 96 to 97 for details of our approach to internal financial control, and pages 188 to 192 for specific details on financial risk management policies.

IHG’s management of fraud risk is an integral part of our broader risk management system, including inherent risks to travel industry loyalty programmes. The management of fraud is the responsibility of management teams within regions and functions and is supported by expertise from Risk and Assurance and Global Finance who also track a range of indicators and report periodically to the Audit Committee on fraud risk management procedures, including financial and non-financial
factors.

Our Group insurance programmes are also maintained to support financial stability.

46	IHG | Annual Report and Form 20-F 2021

Risk & trend	Safety and security	Environmental and social megatrends

Description
The manner in which IHG responds to operational risk and the steps taken to safeguard the safety and security of colleagues and guests will continue to receive scrutiny, particularly in light of the pandemic, and could result in avoidable harm to IHG’s reputation for high standards of business conduct, result in financial damage, claims against IHG and undermine confidence in our brands.

As a global business, IHG faces uncertainties relating to evolving environmental and social megatrends and our response to these has the potential to impact performance and growth in key markets and is subject to scrutiny from a wide range of stakeholders, including regulators and investor groups, corporate clients, guests and colleagues.

Link to strategy

Trends observed in 2021
The scrutiny of our operations in relation to our
Covid-19
response continued in 2021 across all markets. The risks above relate both to our direct operations in hotels and other locations where we have management responsibility, and also to outsourced activities and others with whom we collaborate and trade, including the owners of our franchised hotels which operate as independent businesses.

The focus on companies acting responsibly and being true to their purpose has been heightened by the pandemic and will continue into the future. This includes investor focus, which is reflected by the increasing requirements for targets and detailed data from ratings and research providers. The detail of our TCFD risk assessment is included on pages 32 to 35, highlighting four most potentially material medium- to longer-term risks, and we will continue to assess the aggregate impact of climate change on our wider stakeholders including our third-party hotel owners. Short-term climate-related factors are also increasingly being considered within other risks, including guest expectations of the sustainability of our brands and macro external factors including extreme weather events.

Initiatives to respond
Our Business Reputation and Responsibility team coordinates and monitors IHG’s global safety management system, which is designed to anticipate and identify safety and security risks in an evolving landscape and provide appropriate levels of control necessary to mitigate against significant incidents, whether in hotels or corporate offices. Regional and global subject matter specialists in safety and security work regularly with hotels, operations leaders, and operations support teams such as Design and Engineering, Food and Beverage and Human Resources, to review and set operational safety and security policies and procedures. This working relationship has been particularly important during the pandemic while guest and colleague safety has been IHG’s core priority.

Subject matter specialists have also continued to monitor local law and public health guidance and external trends that may impact the safe operation of hotels, customer expectations, and development opportunities (e.g. fire safety, food allergens, operational security threats and natural catastrophes), and we continue to review our relevant standards and guidance as these issues evolve and new regulatory requirements and best practices are published. Our specialists regularly advise regional Development and Operations teams about potential security and threat risks in relation to new country entries and new hotel projects.

Our specialists also monitor a range of internal indicators relating to safety and security to confirm that our approach to mitigating safety risks across our business is being actively adopted in all regions, and produces expected outcomes. Despite our best efforts, incidents will occur across our global hotel operations and corporate offices; we use these incidents as an opportunity to learn, escalating the most serious for senior management attention. The Board receives and reviews regular safety reports and monitors safety performance. Through this monitoring, IHG can determine where additional standards or guidance may be necessary or whether existing controls may need to be adjusted.

Our Corporate Responsibility team have refined our approach and enhanced our disclosures to meet the expectations of our investors and the requirements of this evolving regulatory environment. We also work together with governments and industry associations to ensure our voice is heard among key stakeholders, as well as being able to advocate for our industry and our owners.

Our preparedness and resilience to climate change is being embedded into existing ‘business as usual’ processes following our project to support the TCFD recommendations. To reduce our carbon footprint overall we have upgraded our science-based target and created a roadmap with internal targets to track and report progress against this commitment. Key elements of our roadmap include supporting our hotels to decarbonise through improved energy efficiency and switching to renewable energy. See pages 29 to 35 for details of our environmental policies and initiatives and the measures we will use to track and report progress against our new commitments.

During 2021 several IHG teams worked towards an agreed set of bathroom bulk product offerings, as part of our strategy to reduce single use plastics. We are also further investing to provide training and tools to increase procurement capabilities in sourcing and implementing supplier diversity, sustainability and risk management.

Our long-standing commitment to operating our business responsibly has underpinned the actions we are taking in our local communities (see pages 27 and 28), for example through job creation, upskilling and our support for vulnerable people during the pandemic. We also maintained our focus on working and living conditions for migrant workers as well as topics such as responsible recruitment and continue to engage on industry collaboration initiatives which are addressing these risks.

Our values and behaviours, promoted by our Code of Conduct, inform our decision-making at all levels. Our Procurement, Legal and Risk teams also monitor supply chain and labour practices risks (see pages 26 and 39).

Our risk management	IHG | Annual Report and Form 20-F 2021	47

Strategic Report
Viability statement

D

uring 2021 the hospitality industry continued to be impacted by the ongoing pandemic. Trading did however recover significantly during the year, with RevPAR up 46% on 2020 and returning to 70% of 2019’s pre-pandemic
levels. The resilience of the Group’s
fee-based
model and wide geographic spread resulted in Group adjusted free cash flow
a
of $571 million during 2021 and net debt reduced by $648 million. Our weighting towards upper midscale hotels in non-urban
locations with lower reliance on discretionary corporate and international travel has supported IHG’s performance. The Group’s business model is discussed in more detail on pages 10 to 13.
Looking forward, the Directors have determined that the three-year period to 31 December 2024 is an appropriate period to be covered by the viability statement. The Group’s annual financial planning process builds a three-year plan. This detailed plan takes into consideration the principal risks, the Group’s strategy and current and emerging market conditions. The plan then forms the basis for strategic actions taken across the business and is used for longer-range planning. The plan is reviewed annually by the Directors. Once approved, the plan is then cascaded to the business and used to set performance metrics and objectives. Performance against those metrics and objectives is regularly reviewed by the Directors.
There continues to be an ongoing level of market volatility and risks of further travel restrictions in certain markets. There are a wide range of possible planning scenarios over the three-year period considered in this review. In assessing the viability of the Group, the Directors have reviewed a number of scenarios, weighting downside risks that would threaten the business model, future performance, solvency and liquidity of the Group more heavily than opportunities.

Viability scenarios and assumptions
In performing the viability analysis, the Directors have considered a ‘Base Case’ which is based on a continued improvement in demand with RevPAR expected to reach 100% of 2019 levels by 2024. The assumptions applied in the viability assessment are consistent with those used for Group planning purposes, the going concern assessment, for impairment testing and for reviewing recoverability of deferred tax assets (see further detail on page 149).
The Directors have also considered a ‘Downside Case’, which assumes that RevPAR growth is reduced by 8% compared to the Base Case in 2022, followed by similar growth rates to the Base Case in 2023 and 2024. This has been built using external market forecasts for a possible downside scenario.
The Directors have also considered a ‘Severe Downside Case’, which assumes no recovery in RevPAR during 2022, with the recovery profile delayed by one year. This would assume that the volatility and divergence of market approaches to managing
Covid-19
continues during 2022.
The key assumptions included in the three-year plan relate to RevPAR growth as explained above.

Percentage point decrease in	Index (to 2019)
RevPAR compared to Base Case	2022	2023	2024
Downside Case	5	5	5
Severe Downside Case	15	8	7

Principal risks
The relative strength and resilience of the IHG business model to severe shocks has been proven by performance through the
Covid-19
pandemic with positive cash flows being generated through one of the most challenging periods of trading in the history of the industry. In assessing the viability of the Group, the Directors have considered the impact of the principal risks as outlined on pages 42 to 47. The discussion on those pages includes a description of the trends observed during 2021 and how the Group creates resilience to and manages the risks.
We have considered which principal risks could have the most significant and direct impact to the viability of the Group during the three-year period of assessment and they are shown below, alongside the scenario that is used to model those risks. The impact of climate risks and costs to address them have also been assessed but are not considered material over the period of assessment.

Scenarios modelled	Related to principal risks

Changes in RevPAR
Downside Case and Severe Downside Case These scenarios model a prolonged decrease in RevPAR, which may be driven by external or internal factors.	Macro external factors Preferred brands and loyalty Leadership and talent Safety and security Financial management and control systems

One-off events
This scenario models the impact of a specific material incident, which could relate to cyber security or an alternative material impact on the cash flow statement.	Cybersecurity and information governance Legal, regulatory and ethical compliance

a
Use of
Non-GAAP
measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as
Non-GAAP)
are presented that are used internally by management as key measures to assess performance.
Non-GAAP
measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 73 to 77 and reconciliations to IFRS figures, where they have been adjusted, are on pages 218 to 223.

48	IHG | Annual Report and Form 20-F 2021

We have also considered the principal risks that may impact the viability of the Group over a longer-term period, for example, environmental and social megatrends. The physical and transition climate risks to which IHG is most exposed are discussed in the TCFD statement on pages 32 to 35. Physical risks are not considered material to the long-term viability of the Group, and transition risks present both opportunities and risks.
Funding
The existing covenants on the Group’s syndicated and bilateral revolving credit facilities (‘the bank facilities’) have been amended until December 2022. See note 24 for further details. The other assumptions relating to debt maturities are as follows:

•	The $1.35 billion bank facilities mature in September 2023. It has been assumed that these facilities are renewed as they mature.

•	£173 million of bonds due in November 2022 are repaid on maturity.

•	€ 500 million of bonds due in October 2024 are repaid on maturity.
No other new or additional financing has been assumed in the analysis performed.

Viability assessment
At 31 December 2021 the Group had cash and cash equivalents of $1,305 million plus undrawn facilities of $1,350 million.
Under the Base Case, Downside Case and Severe Downside Case, the Group is forecast to generate positive cash flows over the 2022-2024 period and the bank facilities remain undrawn. The principal risks which could be applicable have been considered and are able to be absorbed within the covenant requirements. If there were additional trading downsides to the assumptions used, then additional actions could be taken in order to mitigate this risk such as reductions in discretionary spend.
In the Severe Downside Case, the Group still has substantial levels of existing cash reserves available and is not expected to draw on the bank facilities. The Directors reviewed a reverse stress test scenario to determine how much additional RevPAR downside could be absorbed before utilisation of the bank facilities would be required. The Directors concluded that the outcome of the reverse stress test showed it was very unlikely the bank facilities would need to be drawn and therefore the Group does not need to rely on the additional liquidity provided by the bank facilities.
This means that in the event the covenant test was failed, the bank facilities could be cancelled by the lenders but would not trigger a repayment demand which threatened the viability of the Group.
In the event that a further covenant amendment was required, the Directors believe it is reasonable to expect that such an amendment could be obtained based on their prior experience in relation to negotiating the 2020 amendments. As noted above it has been assumed that the bank facilities are renewed as they mature. However, as explained above the viability of the group is not dependent on the bank facilities and therefore not reliant on these assumptions. The Group also has alternative options to manage this risk including raising additional funding in the capital markets. We continue to plan to maintain an investment grade credit rating.
In the event of additional or multiple principal risks occurring during the period of review e.g. continued depressed RevPAR and a widespread cybersecurity incident, it is expected that these risks could be absorbed within the liquidity headroom available without relying on the additional liquidity provided by the bank facilities.

Conclusion
The Directors have assessed the viability of the Group over a three-year period to 31 December 2024 taking account of the Group’s current position, the Group’s strategy and the principal risks documented in the Strategic Report. Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period to 31 December 2024.

See also our business model on pages 10 to 13, the going concern assessment on page 149, and the impact of the principal risks on pages 42 to 47.

Viability statement	IHG | Annual Report and Form 20-F 2021	49

Strategic Report
Key performance indicators (KPIs)

O
ur KPIs are carefully selected to allow us to monitor the delivery of our strategy and long-term success. They are organised around our strategy, which articulates our purpose, ambition and priorities,

(see page 16). Senior management review our KPIs annually to ensure continued alignment to our strategy and are included in internal reporting and regularly monitored.
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

A guide to this KPI section
Link between KPIs and Director remuneration
Whilst performance continued to be impacted by
Covid-19
in 2021, our long-term focus remained to deliver high-quality growth and, as in prior years, Directors’ remuneration for 2021 was directly related to key aspects of our strategy. The following indicates which KPIs have impacted Directors’ remuneration:

For more information on Directors’ remuneration see pages 104 to 125.

The Annual Performance Plan

•	70% was linked to operating profit from reportable segments

•	15% was linked to strategic focus on net system size growth through openings

•	15% was linked to strategic focus on future net system size growth through signings

The Long Term Incentive Plan

•	40% was linked to Total Shareholder Return

•	20% was linked to absolute net system size growth

•	20% was linked to total gross revenue growth

•	20% was linked to cash flow generation

Link to our strategy	Build loved and trusted brands	Customer centric in all we do	Create digital advantage	Care for our people, communities and planet
Our strategic priorities, refreshed in 2020, are core to our success. Our four strategic priorities are represented as follows:

KPIs	2021 status and 2022 priorities

Net rooms supply
Net total number of rooms in the IHG System.

Increasing our rooms supply provides significant advantages of scale, including increasing the value of our loyalty programme. This measure is a key indicator of achievement of our growth agenda (see page 16).

2021 status
Gross system growth of 5.0%; net system size decline of 0.6% after 49,667 rooms removed, included 34,345 rooms from Holiday Inn and Crowne Plaza, as we concluded our quality review, taking total supply to 880,327 rooms.

Signings of 68,870 rooms (437 hotels) represented 23% growth on the prior year, but was below pre-pandemic
levels, as
Covid-19
related challenges remained in place in a number of markets. Total pipeline of 270,960 rooms, with more than 40% under construction, declined 0.4% compared to 2020 as signings were offset by 43,958 room openings and a normal level of attrition.

Overall performance was driven by:

•
  Continued strength of the Holiday Inn Brand Family with 25,766 rooms opened and 31,169 rooms signed, representing almost half of all signings.

•
  Conversions, representing 25% of openings and 22% of all signings.

•
  Luxury & Lifestyle brands gaining momentum with 28 hotels opened and a further 75 properties signed.

•
  Further growth of our recently launched brands with:

–
 avid hotels, our second largest contributor to system growth, doubling the number of open properties, taking the total estate to 48 hotels, and a further 164 in the pipeline.

–
 the further global expansion of voco hotels to 69 open and signed hotels since launch in 2018, across 25 countries.

–
 continued signings pace for Atwell Suites resulting in 23 pipeline hotels.

–
 the launch of Vignette Collection, with six properties secured in the year and our first hotel already open.

2022 priorities
•
  Focus on our ambition to deliver sustainable industry-leading net system size growth, with leading brands in the largest markets and segments.

•
  Continued focus on the quality of our estate, with lower anticipated future overall removal rate than historic levels.

•
  Further rollout of avid hotels and Atwell Suites in the US, and voco hotels globally.

•
  Expand our Luxury & Lifestyle offer through acquired brands Regent, Six Senses and Kimpton, and our recently launched Vignette Collection.

Signings
Gross total number of rooms added to the IHG pipeline.

Continued signings secure the future growth of our System and continued efficiencies of scale. Signings indicate our ability to deliver sustained growth (see page 16).

50	IHG | Annual Report and Form 20-F 2021

KPIs	2021 status and 2022 priorities

Global RevPAR
b
growth
Revenue per available room: rooms revenue divided by the number of room nights that are available.

RevPAR growth indicates the increased value guests ascribe to our brands in the markets in which we operate and is a key measure widely used in our industry (see page 8).

Growth in underlying fee revenues
a
Group revenue from reportable segments excluding revenue from owned, leased and managed lease hotels, significant liquidated damages and current year acquisitions, stated at constant currency.

Underlying fee revenue growth demonstrates the continued attractiveness to owners and guests of IHG’s franchised and managed business (see page 11).

Total gross revenue from hotels in IHG’s System
a
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

Enterprise contribution is one indicator of IHG
value-add
and the success of our technology platforms and our marketing, sales and loyalty distribution channels (see page 11).

2021 status
•
 RevPAR improved in 2021 following an unprecedented decline in 2020, and recovered to 70% of 2019 levels. The improvement was largely driven by domestic leisure demand, particularly during holiday periods, once vaccination rates allowed for restrictions to be lifted in markets including the US and UK.

•
 Through the continued challenges of the pandemic we have remained committed to supporting our owners to maximise revenues through:

–
  Enhanced revenue management systems to quickly identify and act on revenue opportunities using business intelligence and data.

–
  Improved rate negotiations on behalf of our owners using IHG’s award-winning centralised RFP processes (CRFP), with 2,200 hotels now using the service.

–
  Real-time targeted campaigns and promotions aimed at key demographics of returning leisure and business demand.

–
  Continued implementation of mobile-enabled improvements including the development and piloting of a next generation IHG mobile app, enabling a richer customer experience which is expected to increase direct bookings and incremental spend during stays.

–
  Conducted detailed room inventory assessments across 5,300 hotels by end of 2021, in preparation for attribute pricing which will enable owners to generate maximum value from their hotel’s unique attributes.

•
 Enterprise contribution improved to 74% in 2021, driven by digital and online travel agent (OTA) growth from strong leisure demand in the summer months, especially in the US. This was partly offset by continued weakness in Global Distribution Services (GDS) as corporate demand remained weak. Reward night bookings largely recovered to pre-pandemic
levels, with participation rates of our higher tiered members, and particularly leisure customers, exceeding 2019 levels.

•
 Launched our ‘Welcome Back to Business’ campaign, and IHG Business Edge, our award-winning dedicated SME programme, which increased its accounts by 44% to over 57,000, gaining share.

•
 Further development of IHG Rewards proposition through growth in Reward Night Dynamic Pricing and the extension of the pause on points expiration and membership tiers.

•
 New marketing campaigns to strengthen our IHG Hotels & Resorts masterbrand to better promote our brands.

2022 priorities
•
 Continue to apply targeted data analytics and marketing to identify and yield revenue enhancing opportunities.

•
 Continue to develop our digital-first approach by leveraging our cloud-based IHG Concerto
TM
platform.

•
 Complete inventory work on the remaining hotels in our estate, in support of the rollout of attribute pricing via our direct channels.

•
 Full
roll-out
of the next generation IHG mobile app, offering upgraded analytics and personal marketing as part of our transformed loyalty offer.

•
 Further enhance our loyalty offer through the relaunch of IHG Rewards, to provide members with richer benefits and increase enrolment.

•
 Maintain our focus on increasing contribution from IHG Rewards members and through direct bookings via our website or call centres.

a
Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 73 to 77 and reconciliations to IFRS figures, where they have been adjusted, are on pages 218 to 223. A reconciliation of total gross revenue to owned, leased and managed lease revenue as recorded in the Group Financial Statements can be found on page 60.

b	Comparable RevPAR includes the impact of hotels temporarily closed as a result of Covid-19.

Key performance indicators (KPIs)	IHG | Annual Report and Form 20-F 2021	51

Strategic Report
Key performance indicators (KPIs)
continued

KPIs	2021 status and 2022 priorities

Guest Love
IHG’s guest satisfaction measurement indicator.

Guest satisfaction is fundamental to our continued success and is a key measure to monitor the risk of failing to deliver preferred brands that meet guests’ expectations (see page 43 for details).

2021 status
•
  Guest satisfaction of 78.9% dropped slightly compared to 2020 reflecting labour shortages as we emerge from the pandemic. Externally measured Guest Satisfaction Index (GSI) achieved scores of 100 or better for each brand in 2021, outperforming our peers, a successful outcome given the evolving guest requirements resulting from Covid-19.

•
  Reviewed our Holiday Inn and Crowne Plaza estate, removing 34,345 rooms to focus on protecting the quality and consistency of the brand. A further 83 hotels in the Americas and EMEAA regions have committed to improvement plans or scopes of work.

•
  Continued to commit to cleanliness-specific procedures, with our IHG Way of Clean programme and IHG Clean Promise, to provide confidence and protection to our frontline hotel colleagues and enable them in turn to deliver clean and safe hotels for all our guests.

•
  Further technology enhancements including the pilot of a next generation IHG mobile app and the expansion of digital arrivals, offering guests the ability to socially distance.

•
  Provided further training and support for evolving brand standards and procedures, to meet changing guest expectations.

•
  Continued to update guest room and public space designs to further enhance the guest experience.

2022 priorities
•
  Continue to invest in brand innovation, including room design and food & beverage enhancements to meet evolving guest needs.

•
  Maintain a high level of guest satisfaction across our entire portfolio and focus on quality and cleanliness standards.

•
  Continue to invest behind digitalisation of the guest journey and improve on-property processes to improve guest satisfaction and streamline hotel operations.

Fee margin
a
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

2021 status
•
  Growth in fee revenue of over 40%, coupled with disciplined cost management taken across the business, resulted in a fee margin of 49.6%, 4.5ppts below 2019 levels.

•
  Achieved sustainable fee business cost savings of $75m compared to 2019, whilst continuing to invest for growth.

2022 priorities
•
  Continue to invest in growth initiatives, whilst maintaining our strong cost focus.

•
  Continue to look for further operational efficiencies through greater application of technology.

Adjusted free cash flow
a
Cash flow from operating activities excluding payments of contingent purchase consideration, less purchase of shares by employee share trusts, maintenance capital expenditure and lease payments.

Adjusted free cash flow provides funds to invest in the business, sustainably grow the dividend and return any surplus to shareholders (see page 13). It is a key component in measuring the ongoing viability of our business (see page 48).

2021 status
•
  Adjusted free cash flow of $571m was up $542m year-on-year driven by an improvement in operating profit from reportable segments
a
and working capital and other adjustments. Closing liquidity was $2,655m.

2022 priorities
•
  Prioritise investment behind growth with further cost focus, maintaining challenge around all areas of discretionary spend.

•
  Control capital deployment in line with business priorities.

a
Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 73 to 77 and reconciliations to IFRS figures, where they have been adjusted, are on pages 218 to 223.

52	IHG | Annual Report and Form 20-F 2021

KPIs	2021 status and 2022 priorities

Employee engagement survey scores
a
Colleague HeartBeat survey, completed by IHG employees or those colleagues who are employed at managed or managed leased hotels (excluding our joint ventures).

We measure employee engagement to monitor risks relating to talent (see page 44) and to help us understand the issues that are relevant to our people as we build a diverse and inclusive culture (see page 24).

2021 status
•
  The 2021 score of 85% was 8% higher than external benchmarks.

•
  Rolled out a hybrid working model across corporate offices to encourage flexibility and work-life balance, providing resources and guidelines to support evolving ways of working.

•
  Prioritised support for employee health and wellbeing including:

–
  Published guidelines and learning series to facilitate wellbeing conversations.

–
  Elevated Employee Resource Groups (ERGs) to champion and drive our diverse and inclusive culture.

–
  Promoted local initiatives, such as mental health first aid.

–
  Introduced Recharge Days and Focus Fridays for corporate employees.

•
  Delivered conscious inclusion training to corporate employees.

•
  Launched talent programmes such as Ascend and WiHTL (Women in Hospitality Travel & Leisure) to support Black and Ethnic Minority Talent.

•
  Refreshed our GM development and onboarding programmes, including the launch of new assessments to develop talent.

2022 priorities
•
  Maintain our focus on talent management and purposefully develop our Corporate Senior Leaders and General Managers to enable our future growth.

•
  Build our talent attraction capabilities via a compelling employer value proposition, that enables us to retain and re-attract talent to the industry.

•
  Build our future learning offer to remain a leading employer within the industry and help support our recovery strategy and hotel performance.

•
  Continue to build an inclusive culture and maintain a strong focus on increasing the diversity of our leadership and talent pipelines.

IHG
®
Academy
Number of people participating in IHG Academy programmes.

Sustained participation in the IHG Academy indicates the strength of our progress in creating career building opportunities and engagement with the communities in which we operate (see page 27).

2021 status
•
  Increased the number of internships and work experiences through IHG Academy compared to 2020.

•
  Global roll out of IHG Skills Academy, a virtual learning platform, with a phased release of both the learning system and content available in multiple languages. This ensures we can make a tangible impact on a broader scale for people of all backgrounds, with a view to convert participants into IHG employees.

2022 priorities
•
  Further roll-out of IHG Skills Academy with phased worldwide release of the platform, offering both the learning system and content in multiple languages.

•
  Continue to increase the number of internships and work experience placements across hotels and corporate functions, utilising both in-house experiences and virtual solutions.

Absolute carbon footprint
We work with our hotels to drive energy efficiency and carbon reductions across our estate. In 2021, we upgraded our science-based target to be in line with the Paris Agreement to limit warming to 1.5°C. This will involve reducing our absolute carbon footprint by 46% in energy used by our franchised, managed, owned, leased and managed lease hotels by 2030, based on our 2019 carbon footprint (see page 29). We have updated our KPI to reflect the change from an intensity metric to an absolute carbon target.

2021 status
•
  At the end of 2021, our absolute carbon footprint reduced by 12% against our 2019 baseline, driven by targeted efforts to minimise energy consumption during hotel closures, maximise energy efficiency at re-opening and the ongoing efforts to implement energy efficiency measures across our hotel estate.

2022 priorities
•
  Continue to roll out our decarbonisation roadmap focusing on energy efficiency measures in the existing estate, transitioning to renewable energy and operating very low/zero carbon new-build hotels.

•
  Enhance our environmental reporting systems, to continue building more robust and complete datasets, and provide more detailed performance insights and guidance for our hotels to support continuous improvement.

a
In 2020, due to the complexity of survey administration in hotels during the pandemic, only employees in corporate offices and reservation centres, and managed hotel general managers (excluding our joint ventures), were invited to participate. Results for 2017 to 2019 are based on aggregate results from the two surveys conducted among the entire IHG employee population each year.

Key performance indicators (KPIs)	IHG | Annual Report and Form 20-F 2021	53

T	rading recovered significantly in 2021, with RevPAR ahead of 2020, and trending closer to pre-pandemic levels by the fourth quarter. We saw demand return at pace in markets where
Covid-19
restrictions were lifted, driven primarily by domestic leisure and essential business travel. The strong recovery in trading demonstrates the attractive long-term fundamentals that underpin our industry, including the inherent desire for travel and new experiences.

Trading performance
Through the challenges of the pandemic, we remained committed to take actions to drive demand to our hotels and support our owners by maximising their revenues. This, combined with our weighting towards essential business and domestic leisure demand, particularly in the midscale segments, resulted in RevPAR recovering to 70% of 2019 levels.

Encouragingly in the fourth quarter, rate was almost in line with 2019 and occupancy around 85% of 2019 levels. There were also signs of more discretionary business travel, and group bookings and international trips starting to return.

Regional performance was subject to local
Covid-19
related restrictions. The recovery was strongest in the Americas, driven by our weighting towards non-urban
markets that are less reliant on international inbound travel and large groups and events. The recovery in the US was boosted by strong domestic leisure demand and resilient essential business demand.

Trading in EMEAA was led by Europe, which is less reliant on international travel, and the Middle East, with both markets benefitting from the lifting of restrictions.

Greater China recovered in the second quarter although the second half of the year saw restrictions reimposed and increased trading volatility.

System growth
Gross system growth of 5.0% was ahead of 2020, although remained below pre-pandemic
levels.

Net system size declined by 0.6% as our focus on the long-term health and quality of our established brands resulted in the removal of 49,667 rooms, 70% of which related to our review of the Holiday Inn and Crowne Plaza estate. We anticipate a lower overall removal rate going forwards, supporting our ambition to achieve industry-leading net rooms growth.

Focused cost management
We delivered sustainable fee business cost savings of $75m compared to 2019. At the same time, we maintained our investment in growth opportunities, such as the launch of our newest brand, the Vignette Collection.

Operating profit of $494m improved from an operating loss of $(153)m in 2020. Operating profit from reportable segments
a
recovered to $534m. The recovery in revenue combined with our sustainable cost management and a decrease in corporate trade receivables, resulted in fee margin
a
improving to 49.6%, 4.5ppts below 2019.

Cash generation and liquidity
The resilience of our business model was demonstrated throughout the year. Our strong cash conversion, combined with our ongoing focus on cost savings, has helped generate net cash from operating activities of $636m and $571m of adjusted free cash flow
a
. This has contributed to substantial progress in returning leverage levels measured as a ratio of net debt: adjusted EBITDA to 3.0x and within the
2.5-3.0x
range we aim to

maintain, supporting the Board’s decision to propose a final dividend of 85.9¢ in respect of 2021.

Our uses of cash remain unchanged: ensuring the business is appropriately invested in to optimise growth; funding a sustainably growing dividend; and then returning excess funds to shareholders.

Future growth and 2022 priorities
Looking to the future, we are encouraged by the signs of recovery, although trading in some markets remains volatile. The acceleration in development activity through 2021 contributed to a pipeline that is over 30% of our existing system size, and will support our ambition to return to industry-leading levels of net system size growth.

Importantly, we have continued to prioritise investment to support long-term sustainable growth. Many of these are multi-year in nature with further investments planned for 2022 behind our brand portfolio, loyalty programme and digital channels. We remain focused on improving returns for owners through investments in revenue management, operational efficiencies and procurement programmes.

Our asset-light business model is proven to be highly cash generative. As we look to future growth, with attractive industry RevPAR characteristics and a substantial pipeline of hotels to open, we will focus on growing our fee revenues and fee margins. With limited requirements for capital, this will enable us to grow the business whilst generating high returns on invested capital.

Paul Edgecliffe-Johnson
Chief Financial Officer
& Group Head of Strategy

a
Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 73 to 77 and reconciliations to IFRS figures, where they have been adjusted, are on pages 218 to 223.

54	IHG | Annual Report and Form 20-F 2021

Performance
Group
Group Income Statement summary

				12 months ended 31 December
	2021 $m	2020 $m	2021 vs 2020 % change	2019 $m	2020 vs 2019 % change
Revenue a
Americas	774	512	51.2	1,040	(50.8)
EMEAA	303	221	37.1	723	(69.4)
Greater China	116	77	50.6	135	(43.0)
Central	197	182	8.2	185	(1.6)
Revenue from reportable segments b	1,390	992	40.1	2,083	(52.4)
System Fund revenues	928	765	21.3	1,373	(44.3)
Reimbursement of costs	589	637	(7.5)	1,171	(45.6)
Total revenue	2,907	2,394	21.4	4,627	(48.3)
Operating profit a
Americas	559	296	88.9	700	(57.7)
EMEAA	5	(50)	NM c	217	NM c
Greater China	58	35	65.7	73	(52.1)
Central	(88)	(62)	41.9	(125)	(50.4)
Operating profit from reportable segments b	534	219	143.8	865	(74.7)
Analysed as:
Fee Business excluding central	658	340	93.5	938	(63.8)
Owned, leased and managed lease	(36)	(59)	(39.0)	52	NM c
Central	(88)	(62)	41.9	(125)	(50.4)
System Fund result	(11)	(102)	(89.2)	(49)	108.2
Operating profit before exceptional items	523	117	347.0	816	(85.7)
Operating exceptional items	(29)	(270)	(89.3)	(186)	45.2
Operating profit/(loss)	494	(153)	NM c	630	NM c
Net financial expenses	(139)	(140)	(0.7)	(115)	21.7
Analysed as:
Adjusted interest expense b	(142)	(130)	9.2	(133)	(2.3)
System Fund interest	3	4	(25.0)	18	(77.8)
Exceptional financial expenses	–	(14)	–	–	–
Fair value gains on contingent purchase consideration	6	13	(53.8)	27	(51.9)
Profit/(loss) before tax	361	(280)	NM c	542	NM c
Tax	(96)	20	NM c	(156)	NM c
Analysed as:
Tax before exceptional items and System Fund b	(125)	(32)	290.6	(176)	(81.8)
Tax on exceptional items	3	52	(94.2)	20	160.0
Exceptional tax	26	–	–	–	–
Profit/(loss)	265	(260)	NM c	386	NM c
Adjusted earnings d	269	57	371.9	555	(89.7)
Basic weighted average number of ordinary shares (millions)	183	182	0.5	183	(0.5)

Earnings/(loss) per ordinary share
Basic	145.4¢	(142.9)¢	NM c	210.4¢	NM c
Adjusted b	147.0¢	31.3¢	369.6	303.3¢	(89.7)
Dividend per share	85.9¢	–	NM c	296.2¢	NM c
Average US dollar to sterling exchange rate	$1: £0.73	$1: £0.78	(6.4)	$1: £0.78	–

a
Americas and EMEAA include revenue and operating profit before exceptional items from both fee business and owned, leased and managed lease hotels. Greater China includes revenue and operating profit before exceptional items from fee business.

b
Definitions for
Non-GAAP
measures can be found on pages 73 to 77. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 218 to 223.

c	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

d	Adjusted earnings as used with adjusted earnings per share, a non-GAAP measure.

Performance	IHG | Annual Report and Form 20-F 2021	55

   Strategic Report

  Performance
continued
  Group
continued

Highlights for the year ended
31 December 2021
Trading improved significantly during the year, with Group comparable RevPAR
a
getting closer to
pre-pandemic
levels. More travel demand returned as vaccines rolled out, government-mandated restrictions eased and economic activity started to rebuild. Through the summer months, many markets, including the US and UK, saw significant improvements, driven by domestic leisure travel. Whilst the ability of travellers to freely move between and within countries continued to vary significantly, the second half of the year saw a gradual further improvement in overall trading conditions.

Revenue
Overall, when comparing to 2020, Group comparable RevPAR
a
declined 34% in the first quarter, then grew 151% in the second quarter, 66% in the third quarter, 71% in the fourth quarter and 46% in the full year. When compared to the pre-pandemic
levels of 2019, Group comparable RevPAR
a
declined 51% in the first quarter, 36% in the second quarter, 21% in the third quarter, 17% in the fourth quarter and 30% in the full year.

Our other key driver of revenue, net system size, decreased by 0.6%
year-on-year
to 880,327 rooms, impacted by 34.3k Holiday Inn and Crowne Plaza removals as we concluded our quality review of these brands.

During the year ended 31 December 2021, total revenue increased by $513m (21.4%) to $2,907m including a $48m reduction in cost reimbursement revenue. Revenue from reportable segments
b
increased by $398m (40.1%) to $1,390m, driven by improved trading conditions. Underlying revenue
b
increased by $387m to $1,373m, with underlying fee revenue
b
increasing by $314m. Owned, leased and managed lease revenue increased by $68m.

Operating profit and margin
Operating profit improved by $647m from a loss of $153m to a profit of $494m, including a $241m net reduction in operating exceptional items, a $91m improvement in the System Fund result, from a $102m deficit to an $11m deficit, and a $36m decrease in the charge for expected credit losses on corporate trade receivables.

Operating profit from reportable segments
b
increased by $315m (143.8%) to $534m, driven by improved demand and the delivery of sustainable fee business cost savings. Underlying operating profit
b
increased $308m to $531m.

Fee margin
b
increased by 15.5ppts to 49.6%, benefitting from the improvement in trading and focused cost management.

System Fund
The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, reservations, and the hotel loyalty programme, IHG Rewards. The System Fund also benefits from proceeds from the sale of loyalty points under third-party co-branding
arrangements. The Fund is not managed to generate a profit or loss for IHG over the longer term, although an in-year
surplus or deficit can arise, but is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

In the year to 31 December 2021, System Fund revenues increased $163m (21%) to $928m, primarily driven by the recovery in travel demand yielding higher assessment revenues.

The System Fund income statement deficit reduced by $91m to $11m, primarily due to the rebound in travel demand and associated assessment income, partially offset by the reversal of temporary savings realised in 2020.

Reimbursement of costs
Cost reimbursement revenue represents reimbursements of expenses incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon costs incurred with no added mark up, this revenue and related expenses have no impact on either our operating profit or net profit for the year.

In the year to 31 December 2021, reimbursable revenue decreased by $48m (7.5%) to $589m. The reduction reflects the impact of the prior year termination of the SVC portfolio in the Americas estate, meaning the overall scale of reimbursements fell.

Operating exceptional items
Exceptional items are identified by virtue of their size, nature, or incidence and are excluded from the calculation of adjusted earnings per ordinary share as well as other
Non-GAAP
measures (see Use of
Non-GAAP
measures, pages 218 to 223) in order to provide a more meaningful comparison of performance and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes and reorganisation costs.

Operating exceptional items totalled $29m, comprising the $25m provisionally agreed costs to settle two commercial disputes in the Americas and EMEAA, and the reversal of a $4m fair value gain recorded in 2020 on the put option over part of the Group’s investment in the InterContinental Barclay hotel. Further information on exceptional items can be found in note 6 to the Group Financial Statements.

Net financial expenses
Net financial expenses decreased by $1m to $139m. Adjusted interest
b
, as reconciled on page 223, and which excludes exceptional finance expenses, and adds back interest relating to the System Fund, increased by $12m to an expense of $142m. The increase in adjusted interest
b
was primarily driven by increased average bond debt.

Financial expenses include $91m (2020: $69m excluding exceptional financial expenses) of total interest costs on public bonds, which are fixed rate debt. Interest expense on lease liabilities was $29m (2020: $37m).

a
  Comparable RevPAR includes the impact of hotels temporarily closed as a result of
Covid-19.

b
  Definitions for Non-GAAP revenue and operating profit measures can be found on pages 73 to 77. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 218 to 223.

56	IHG | Annual Report and Form 20-F 2021

Fair value gains on contingent purchase consideration
Contingent purchase consideration arose on the acquisitions of Regent, the UK portfolio and Six Senses (see note 25 to the Group Financial Statements). The net gain of $6m (2020: $13m) primarily arises from the conditions related to the Six Senses contingent purchase consideration no longer being met. The total contingent purchase consideration liability at 31 December 2021 is $73m (2020: $79m).

Taxation
The effective rate of tax on profit before exceptional items and System Fund
a
was 31% (2020: 38%); this was lower than 2020 largely due to the improved profit base. In May 2021, a change to the UK rate of Corporation Tax was enacted which led to a $30m credit; $26m was recoded as an exceptional credit within the Income Statement and $4m within the Statement of Other Comprehensive Income. A net credit of $3m arose on other accounting exceptional items (2020: $52m). Further information on tax within exceptional items can be found in note 6 to the Group Financial Statements. Net tax paid in 2021 totalled $86m (2020: $41m), and included refunds in the US of $15m (2020: $24m). No more significant refunds are expected.

IHG pursues an approach to tax that is consistent with its business strategy and its overall business conduct principles. The approach seeks to ensure full compliance with all tax filing, payment and reporting obligations on the basis of communicative and transparent relationships with tax authorities. The IHG Audit Committee reviews IHG’s approach to tax annually, including consideration of the Group’s current tax profile. Further information on tax can be found in note 8 to the Group Financial Statements.

Earnings per ordinary share
The Group’s basic earnings per ordinary share is 145.4¢ (2020: basic loss per ordinary share: 142.9¢). Adjusted earnings per ordinary share
a
increased by 115.7¢ to 147.0¢.

Dividends
The Board is proposing a final dividend of 85.9¢ in respect of 2021, an amount equivalent to the withdrawn final payment in respect of 2019. No interim dividend was paid in respect of 2021. Going forward, dividend payments will be reflective of IHG’s prior approach to sustainably grow the ordinary dividend, whilst targeting a level of leverage that maintains an investment grade credit rating and ensuring careful consideration of our responsibilities to all stakeholders. The Board will also continue to actively assess the opportunity for any surplus capital to be additionally returned through special dividends or share buybacks.

Share price and market capitalisation
The IHG share price closed at £47.81 on
31 December 2021, up from £46.90 on
31 December 2020. The market capitalisation of the Group at the year-end
was £8.8bn.

Accounting principles
The Group results are prepared under International Financial Reporting Standards (IFRS). The application of IFRS requires management to make judgements, estimates and assumptions, and those considered critical to the preparation of the Group results are set out on page 150 of the Group Financial Statements.

The Group discloses certain financial information both including and excluding exceptional items. For comparability of the periods presented, some of the performance indicators in this performance review are calculated after eliminating these exceptional items. An analysis of exceptional items is included in note 6 on page 165 of the Group Financial Statements.

For discussion of 2020 results, and the changes compared to 2019, refer to the 2020 Annual Report and Form 20-F.
www.ihgplc.com/investors under Annual Report

a
  Definitions for Non-GAAP revenue and operating profit measures can be found on pages 73 to 77. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 218 to 223.

IHG’s Approach to Tax policy is available at www.ihgplc.com/responsible-business under policies

Performance	IHG | Annual Report and Form 20-F 2021	57

Strategic Report
Performance
continued
Group
continued

Group Cash Flow summary

	12 months ended 31 December
	2021	2020	2021 vs 2020	2019	2020 vs 2019
	$m	$m	$m change	$m	$m change
GAAP cash flow summary
Net cash from operating activities	636	137	499	653	(516)
Net cash from investing activities	(12)	(61)	49	(493)	432
Net cash from financing activities	(860)	1,354	(2,214)	(660)	2,014
Net movement in cash and cash equivalents in the year	(236)	1,430	(1,666)	(500)	1,930

	12 months ended 31 December
	2021	2020	2021 vs 2020	2019	2020 vs 2019
	$m	$m	$m change	$m	$m change
Summary of cash flow and net debt
Operating profit from reportable segments	534	219		865
Depreciation and amortisation	98	110		116
Adjusted EBITDA a	632	329	303	981	(652)
Working capital and other adjustments	110	(27)		(77)
Impairment loss on financial assets	–	40		8
Other non-cash adjustments to operating profit/loss b	71	60		54
System Fund result	(11)	(102)		(49)
System Fund depreciation and amortisation	94	62		54
Other non-cash adjustments to System Fund result	6	97		52
Capital expenditure: contract acquisition costs (key money) net of repayments	(42)	(64)		(61)
Capital expenditure: maintenance	(33)	(43)		(86)
Cash flows relating to exceptional items	(12)	(87)		(55)
Net interest paid	(126)	(130)		(107)
Tax paid	(86)	(41)		(141)
Principal element of lease payments	(32)	(65)		(59)
Purchase of shares	–	–		(5)
Adjusted free cash flow a	571	29	542	509	(480)
Capital expenditure: gross recyclable investments	(5)	(6)		(19)
Capital expenditure: gross System Fund capital investments	(19)	(35)		(98)
Acquisitions of businesses, net of cash acquired	–	–		(292)
Deferred and contingent purchase consideration paid	(13)	–		(8)
Disposals and repayments, including other financial assets	58	18		4
Distributions from associates and joint ventures	–	5		–
Other items	–	3		–
Dividends and shareholder returns	–	–		(723)
Net cash flow before other net debt movements	592	14	578	(627)	641
Add back principal element of lease repayments	32	65		59
Exchange and other non-cash adjustments	24	57		(132)
Decrease in net debt	648	136	512	(700)	836

Net debt at the beginning of the year	(2,529)	(2,665)		(1,965)
Net debt at the end of the year	(1,881)	(2,529)	648	(2,665)	136

a
Definitions for
Non-GAAP
measures can be found on pages 73 to 77. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 218 to 223.

b	2020 Excludes $48m related to trade deposits and loans which were recognised as exceptional items.

58	IHG | Annual Report and Form 20-F 2021

Cash from operating activities
For the year ended 31 December 2021 net cash from operating activities totalled $636m, an increase of $499m on the previous year, primarily reflecting the increase in operating profit and improvement in working capital and other adjustments.

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

Cash from investing activities
Net cash outflows from investing activities decreased by $49m to $12m, driven by $44m net proceeds from the sale of three hotels in the Americas region. There was an overall decrease in purchases of property, plant and equipment and intangible assets of $24m. Deferred consideration paid of $13m related to the acquisition of the Regent brand (2020: $nil). The Group had committed contractual capital expenditure of $17m at 31 December 2021 (2020: $19m).

Cash used in financing activities
Net cash outflows from financing activities totalled $860m (2020: $1,354m inflow). This was primarily due to the repayment of the £600m commercial paper under the UK Covid Corporate Financing Facility (CCFF).

Adjusted free cash flow
Adjusted free cash flow
a
was an inflow of $571m, an increase of $542m on 2020, driven by an improvement in operating profit from reportable segments
a
partially offset by related tax payments, coupled with a $137m improvement in working capital as explained below. Exceptional cash costs of $12m decreased by $75m due to lower restructuring expenses and the timing of litigation payments.

Working capital
On the Group statement of financial position, trade and other receivables increased by $60m, from $514m to $574m, primarily due to the significant increase in RevPAR in the fourth quarter compared to 2020. Trade and other payables increased by $108m, from $560m to $668m, primarily due to an increase in bonus accruals compared to prior year. Deferred revenue increased by $44m, from $1,569m to $1,613m, reflecting an increase in the future redeemable points balance related to the loyalty programme.

a
  Definitions for Non-GAAP measures can be found on pages 73 to 77. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 218 to 223.

Sources of liquidity
As at 31 December 2021 the Group had total liquidity of $2,655m (31 December 2020: $2,925m), comprising $1,350m of undrawn bank facilities and $1,305m of cash and cash equivalents (net of overdrafts and restricted cash). The reduction in total liquidity from December 2020 is due to the repayment of the £600m CCFF in March 2021, largely offset by the net cash flow before other net debt movements of $592m.

The Group currently has $2,786m of sterling and euro bonds outstanding. The current bonds mature in November 2022 (£173m), October 2024 (
€
500m), August 2025 (£300m), August 2026 (£350m), May 2027 (
€
500m) and October 2028 (£400m). There are currency swaps in place on both the euro bonds, fixing the October 2024 bond at £454m and the May 2027 bond at £436m.

The Group currently has a senior unsecured long-term credit rating of
BBB-
from Standard and Poor’s. In the event this rating was downgraded below
BBB-
there would be an additional
step-up
of 125bps payable on the bonds which would result in an additional interest cost of approximately $35m per year.

The $1,275m revolving syndicated bank facility (the Syndicated Facility) and the $75m revolving bilateral facility (the Bilateral Facility) mature in September 2023. The facilities were undrawn at 31 December 2021. The Syndicated and Bilateral Facilities contain the same terms and two financial covenants: interest cover and a leverage ratio. Covenants are monitored on a ‘frozen GAAP’ basis excluding the impact of IFRS 16 and are tested at half year and full year on a trailing
12-month
basis. The interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt to Covenant EBITDA of below 3.5:1. Covenant EBITDA is calculated (on a frozen GAAP basis) as operating profit before exceptional items, depreciation and amortisation and System Fund revenues and expenses. See note 24 to the Group Financial Statements for further information.

These covenants have been amended for test dates in 2022. A minimum liquidity covenant of $400m has been introduced which will be tested at each test date up to and including 31 December 2022. The amended leverage ratio and interest cover covenant test levels for the facilities are as follows:

	June 2022	December 2022
Leverage ratio	Less than 7.5x	Less than 6.5x
Interest cover	Greater than 1.5x	Greater than 2.0x

At 31 December 2021 the leverage ratio was 3.0x and the interest cover ratio was 4.5x. See note 24 to the Group Financial Statements for further information.
The Group is in compliance with all of the applicable financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.
In the Group’s opinion, the available facilities are sufficient for the Group’s present liquidity requirements. However, the Group continues to assess its liquidity position and financing options and will take further actions as necessary.
The Group has taken certain actions during 2021 regarding the discontinuation of LIBOR. The Group’s main exposure to LIBOR is the underlying reference rate in the Syndicated and Bilateral Facilities. The terms of these agreements will need to be renegotiated to address the discontinuation of LIBOR. The replacement of LIBOR with alternative reference rates is not expected to have a material impact on the Group at this stage.
The Group had net liabilities of $1,474m at 31 December 2021 ($1,849m at 31 December 2020).
Net debt
Net debt of $1,881m (2020: $2,529m) is analysed by currency as follows:

	2021 $m	2020 $m
Borrowings
Sterling*	2,860	3,716
US dollar	431	416
Euros	5	20
Other	35	52
Cash and cash equivalents
Sterling	(532)	(1,305)
US dollar	(756)	(261)
Euros	(18)	(12)
Canadian dollar	(7)	(8)
Chinese renminbi	(105)	(60)
Other	(32)	(29)
Net debt	1,881	2,529
Average net debt level	2,334	2,554

*	Including the impact of currency swaps.
Cash and cash equivalents includes $77m (2020: $44m) that is not available for use by the Group due to local exchange controls and $9m (2020: $5m) which is restricted for use on capital expenditure under hotel lease agreements.
Information on the maturity profile and interest structure of borrowings is included in notes 22 and 24 to the Group Financial Statements.

Performance	IHG | Annual Report and Form 20-F 2021	59

Strategic Report
Performance
continued
Group
continued

Borrowings included bank overdrafts of $59m (2020: $51m), which were matched by an equivalent amount of cash and cash equivalents under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution, and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day
cash management purposes and are managed daily as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position, with the most significant balances in the US, and the matching overdrafts are held by the Group’s central treasury company in the UK.

Information on the Group’s approach to allocation of capital resources can be found on pages 12 and 13.

Off-balance
sheet arrangements
At 31 December 2021, the Group had no
off-balance
sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contingent liabilities
Contingent liabilities include guarantees over loans made to facilitate third-party ownership of hotels of up to $69m and outstanding letters of credit of $45m. The Group may also be exposed to additional liabilities resulting from litigation and security incidents. See note 31 to the Group Financial Statements for further details.

Future cash requirements from contractual obligations
The Group’s future cash flows arising from contractual commitments relating to long term debt obligations (including interest payable), derivatives, lease liabilities and other financial liabilities are analysed in note 24 to the Group Financial Statements.

Other cash requirements relate to future pension scheme contributions (see note 27 to the Group Financial Statements) and capital commitments (see note 30 to the Group Financial Statements).

The Group also has future commitments for key money payments which are contingent upon future events and may reverse.

Total gross revenue
a
in IHG’s System

	12 months ended 31 December
	2021	2020	%
	$bn	$bn	change b
Analysed by brand
InterContinental	2.7	2.0	31.6
Kimpton	0.7	0.4	83.9
HUALUXE	0.1	0.1	36.5
Crowne Plaza	2.3	1.8	25.7
Hotel Indigo	0.4	0.3	73.9
EVEN Hotels	0.1	0.0	127.0
Holiday Inn	4.0	2.8	42.7
Holiday Inn Express	6.5	4.2	54.2
Staybridge Suites	1.0	0.7	38.2
Candlewood Suites	0.7	0.7	11.5
Other	0.9	0.5	51.9
Total	19.4	13.5	42.8

Analysed by ownership type
Fee business	19.2	13.3	42.8
Owned, leased and managed lease	0.2	0.2	40.3
Total	19.4	13.5	42.8

a
Definitions for
Non-GAAP
measures can be found on pages 73 to 77. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 218 to 223.

b	Year-on-year percentage movement calculated from source figures, to provide better illustration of relative impact of Covid-19 on brands and on fee business and owned, leased and managed lease hotels.
Total gross revenue in IHG’s System increased by 42.8% (40.5% increase at constant currency) to $19.4bn (70% of 2019 levels), driven by the improvement in trading conditions in many markets, particularly through the second half of 2021.

60	IHG | Annual Report and Form 20-F 2021

Group hotel and room count

	Hotels		Rooms
		Change		Change
At 31 December	2021	over 2020	2021	over 2020
Analysed by brand
Six Senses	21	5	1,412	283
Regent	7	–	2,190	–
InterContinental	204	(1)	69,402	(539)
Vignette Collection	1	1	146	146
Kimpton	75	2	13,283	198
HUALUXE	16	4	4,603	1,170
Crowne Plaza	404	(25)	111,178	(7,701)
Hotel Indigo	130	5	16,343	739
EVEN Hotels	21	5	2,994	584
voco	31	13	7,445	2,368
Holiday Inn a	1,218	(58)	224,684	(11,870)
Holiday Inn Express	3,016	50	317,329	7,842
avid hotels	48	24	4,280	2,124
Staybridge Suites	315	12	34,306	1,411
Candlewood Suites	361	(5)	32,025	(410)
Other b	123	(5)	38,707	(2,054)
Total	5,991	27	880,327	(5,709)

Analysed by ownership type
Franchised	5,033	28	626,115	(1,233)
Managed	939	3	249,591	(3,697)
Owned, leased and managed lease	19	(4)	4,621	(779)
Total	5,991	27	880,327	(5,709)

During 2021, the global IHG System (the number of hotels and rooms which are franchised, managed, owned, leased or managed lease) increased by 27 hotels (decreased by 5,709 rooms) to 5,991 hotels (880,327 rooms).

Openings of 291 hotels (43,958 rooms) was 11.6% higher than in 2020. 151 hotels (15,739 rooms) were opened in the Americas, including 85 hotels (9,016 rooms) in the Holiday Inn Brand Family. 52 hotels (10,162 rooms) were opened in EMEAA, with the Greater China region contributing openings of 88 hotels (18,057 rooms).

264 hotels (49,667 rooms) left the IHG System in 2021, including 151 Holiday Inn and Crowne Plaza hotels (34,345 rooms) as we concluded our review of these brands. In 2020, 224 hotels (36,919 rooms) left the IHG System, of which 102 hotels (16,655 rooms) related to the termination of the SVC portfolio in the Americas estate.

a
  Includes 41 Holiday Inn Resort properties (10,454 rooms) and 28 Holiday Inn Club Vacations properties (8,679 rooms) (2020: 47 Holiday Inn Resort properties (11,446 rooms) and 28 Holiday Inn Club Vacations properties (8,679 rooms)).

b
  Includes three open hotels that will be re-branded to voco and one hotel that will be re-branded to Vignette Collection.

Total number of hotels
5,991

Total number of rooms
880,327

Performance	IHG | Annual Report and Form 20-F 2021	61

Strategic Report
Performance
continued
Group
continued

Group pipeline

	Hotels		Rooms
At 31 December	2021	Change over 2020	2021	Change over 2020
Analysed by brand
Six Senses	33	2	2,424	185
Regent	8	2	1,938	403
InterContinental	79	10	19,679	1,905
Kimpton	35	3	6,852	587
HUALUXE	23	(2)	6,045	(862)
Crowne Plaza	96	7	25,261	1,033
Hotel Indigo	114	10	18,452	2,748
EVEN Hotels	29	(2)	4,907	(139)
voco	38	9	10,090	1,911
Holiday Inn a	244	(18)	48,078	(3,085)
Holiday Inn Express	645	(38)	83,026	(4,126)
avid hotels	164	(28)	14,495	(3,031)
Staybridge Suites	156	1	16,843	(647)
Candlewood Suites	93	20	7,765	1,396
Atwell Suites	23	4	2,275	426
Other b	17	2	2,830	199
Total	1,797	(18)	270,960	(1,097)

Analysed by ownership type
Franchised	1,290	(20)	157,832	(1,236)
Managed	506	2	112,973	139
Owned, leased and managed lease	1	–	155	–
Total	1,797	(18)	270,960	(1,097)

At the end of 2021, the global pipeline totalled 1,797 hotels (270,960 rooms), a decrease of 18 hotels (1,097 rooms), as the increase in signings to 68,870 rooms was more than offset by strong openings pace out of the pipeline and a normal level of terminations from the pipeline.

The IHG pipeline represents hotels where a contract has been signed and the appropriate fees paid.

Group signings increased from 360 hotels in 2020 to 437 hotels, and rooms increased from 56,146 in 2020 to 68,870 rooms. Signings in 2021 included 205 hotels (31,169 rooms) signed for the Holiday Inn Brand Family, almost half of which were contributed by Greater China (89 hotels, 16,260 rooms). Conversions represented 22% of Group signings in 2021, including six for our newest brand, Vignette Collection.

Active management of the pipeline to remove deals that have become dormant or no longer viable reduced the pipeline by 164 hotels (26,009 rooms), compared to 178 hotels (27,740 rooms) in 2020.

a
  Includes 35 Holiday Inn Resort properties (8,219 rooms) (2020: 34 Holiday Inn Resort properties (7,251 rooms)).

b
  Includes four Vignette Collection pipeline hotels.

Total number of hotels in the pipeline
1,797

Total number of rooms in the pipeline
270,960

62	IHG | Annual Report and Form 20-F 2021

56% Americas revenue 2021 ($774m) 57% Americas number of rooms (499,089) Comparable RevPARa movement on previous year (12 months ended 31 December 2021) Fee business InterContinental 73.0% Kimpton 90.1% Crowne Plaza 54.4% Hotel Indigo 82.4% EVEN Hotels 112.4% Holiday Inn 56.8% Holiday Inn Express 53.3% avid hotels 115.4% Staybridge Suites 40.4% Candlewood Suites 30.5% All brands 53.8% Owned, leased and managed lease All brands 91.6% Industry performance in 2021 Industry RevPAR in the Americas increased by 63.4% compared to 2020 (declined by 20.7% against 2019), driven by a 19.5% increase in average daily rate and a 14.6ppt increase in occupancy. Many markets across the Americas started to recover during 2021, led by improving occupancy levels, although remained behind pre-pandemic levels. Overall demand for hotel rooms increased by 38.4% and supply increased by 1.2%. The US lodging industry showed the earliest and strongest recovery in the region, compared against pre-pandemic levels. US industry RevPAR increased by 63.9% compared to 2020 (declined by 18.2% against 2019), driven by increases in both occupancy and average daily rate. RevPAR in the US upper midscale chain scale, where the Holiday Inn and Holiday Inn Express brands operate, increased by 59.3%. Industry RevPAR increased by 46.9% in Canada and 81.3% in Mexico, driven by increases in both occupancy and average daily rate. IHG’s regional performance in 2021 IHG’s comparable RevPARa in the Americas increased by 54.0% compared to 2020 (declined by 19.8% against 2019), driven by a 15.9ppt increase in occupancy coupled with a 12.2% increase in average daily rate. The region is predominantly represented by the US, where comparable RevPARa increased by 54.4% compared to 2020 (declined by 17.0% against 2019), and where we are most represented by our upper midscale brands Holiday Inn and Holiday Inn Express. US RevPARa for the Holiday Inn brand increased by 58.2% whilst the Holiday Inn Express brand increased by 53.5%. RevPARa in Canada increased by 46.0%, whilst Mexico increased by 55.2%. a Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19. “ In 2021 as we welcomed guests back, we met their evolving needs, supported our owners as the pace of recovery increased and executed our strategy to drive growth for the years to come. We’ve continued to see confidence in our established brands and reached new growth milestones for our newest brands: avid® hotels, Atwell Suites™, and voco™.” Elie Maalouf Chief Executive Officer, Americas Americas voco™ St. James Hotel, New Orleans, US 63 Strategic Report IHG | Annual R Performance eport and Form 20-F 2021

Strategic Report

Performance
continued
Americas
continued

Americas results

12 months ended 31 December
2021 $m	2020 $m	2021 vs 2020 % change	2019 $m	2020 vs 2019 % change
Revenue from the reportable segment a
Fee business	691	457	51.2	853	(46.4)
Owned, leased and managed lease	83	55	50.9	187	(70.6)
Total	774	512	51.2	1,040	(50.8)
Operating profit from the reportable segment a
Fee business	568	323	75.9	663	(51.3)
Owned, leased and managed lease	(9)	(27)	(66.7)	37	NM	c
559	296	88.9	700	(57.7)
Operating exceptional items	(22)	(118)	(81.4)	(62)	90.3
Operating profit	537	178	201.7	638	(72.1)

Review of the year ended
31 December 2021
With 4,268 hotels (499,089 rooms), the Americas represents 57% of the Group’s room count. The key profit-generating region is the US, and the Group is also represented in Latin America, Canada, Mexico and the Caribbean. 92% of rooms in the region are operated under the franchise business model, primarily under our brands in the midscale segments (including the Holiday Inn Brand Family). In the upscale market segment, Crowne Plaza is predominantly franchised whereas, in the luxury market segment, InterContinental branded hotels are operated under both franchise and management agreements, whilst Kimpton is predominantly managed. 14 of the Group’s 17 hotel brands are represented in the Americas.

The impact of travel restrictions continued to impact the first two months of 2021, before we saw a notable pick-up
in demand in March, benefitting from domestic leisure trips around the spring break period.

As the second quarter progressed, demand continued to grow particularly in non-urban
and resort destinations. Over the summer months, leisure demand recovered rapidly. Demand from essential business travellers remained resilient and we saw signs of corporate demand and group meetings start to return. By the end of the second quarter, 13 states in the US saw RevPAR
b
ahead of 2019 levels and a further 17 were at least 90% of 2019 RevPAR
b
.

The recovery continued into the third quarter, led by the US franchised estate, which benefits from a weighting towards hotels in the midscale segments. Leisure demand remained strong, driving rate. We also saw an increase in discretionary business travel demand and group demand.

The recovery continued into the fourth quarter, with occupancy of 60% (down 5ppts compared to 2019 with rate 1% higher than 2019).

Americas comparable RevPAR
b
declined 28% in the first quarter, then grew 154% in the second quarter, 76% in the third quarter, 80% in the fourth quarter and 54% in the full year, all when compared to 2020. When comparing to 2019, prior to the pandemic, Americas comparable RevPAR
b
declined 43% in the first quarter, 26% in the second quarter, 10% in the third quarter, 6% in the fourth quarter and 20% in the full year.

Revenue from the reportable segment
a
increased by $262m (51%) to $774m, (a decrease of $266m compared to 2019). Operating profit increased by $359m to $537m driven by the increase in revenue and a $96m decrease in operating exceptional charges. Operating profit from the reportable segment
a
increased by $263m (89%) to $559m (a decrease of $141m compared to 2019). On an underlying
a
basis, revenue increased by $268m (54%), whilst underlying
a
profit increased by $257m (84%).

Revenue and operating profit from the reportable segment
a
are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenue
a
increased by $234m (51%) to $691m. Fee business operating profit
a
increased by $245m (76%) to $568m, benefitting from the improvement in demand, along with the delivery of sustainable fee business cost savings. Operating profit from the reportable segment
a
also included the benefit of $11m payroll tax credits, which relates to the Group corporate office presence in certain countries.

Owned, leased and managed lease revenue increased by $28m to $83m, with comparable RevPAR
b
up 92% compared to 2020, (down 41% compared to 2019), leading to an owned, leased and managed lease operating loss of $9m compared to a $27m loss in the prior year.

Excluding the results of three owned EVEN hotels which were disposed and retained under franchise contracts in November 2021, and the impact of one leased hotel that exited in December 2020, revenue increased by $34m and operating profit improved by $14m.

For discussion of 2020 results, and the changes compared to 2019, refer to the 2020 Annual Report and Form 20-F.
www.ihgplc.com/investors under Annual Report

a
  Definitions for Non-GAAP revenue and operating profit measures can be found on pages 73 to 77. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 218 to 223.

b
  Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.

c
  Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

64	IHG | Annual Report and Form 20-F 2021

Americas hotel and room count

	Hotels		Rooms
		Change		Change
At 31 December	2021	over 2020	2021	over 2020
Analysed by brand
Six Senses	1	1	20	20
InterContinental	43	(3)	15,651	(1,138)
Kimpton	64	–	11,008	(89)
Crowne Plaza	112	(24)	27,930	(7,475)
Hotel Indigo	66	(1)	8,745	(48)
EVEN Hotels	19	4	2,743	504
voco	5	4	469	420
Holiday Inn a	716	(50)	120,850	(10,092)
Holiday Inn Express	2,436	11	221,727	1,385
avid hotels	48	24	4,280	2,124
Staybridge Suites	296	11	31,097	1,040
Candlewood Suites	361	(5)	32,025	(410)
Other b	101	(2)	22,544	(1,164)
Total	4,268	(30)	499,089	(14,923)

Analysed by ownership type
Franchised	4,087	(18)	460,257	(11,545)
Managed	178	(9)	37,505	(2,886)
Owned, leased and managed lease	3	(3)	1,327	(492)
Total	4,268	(30)	499,089	(14,923)

a
Includes 19 Holiday Inn Resort properties (5,334 rooms) and 28 Holiday Inn Club Vacations properties (8,679 rooms) (2020: 22 Holiday Inn Resort properties (6,003 rooms) and 28 Holiday Inn Club Vacations properties (8,679 rooms)).

b	Includes one open hotel that will be re-branded to voco.

Americas pipeline

	Hotels		Rooms
		Change		Change
At 31 December	2021	over 2020	2021	over 2020
Analysed by brand
Six Senses	6	(1)	471	(48)
InterContinental	9	2	2,252	528
Kimpton	19	(1)	3,431	(52)
Crowne Plaza	8	2	1,643	393
Hotel Indigo	29	(2)	4,070	(85)
EVEN Hotels	10	(6)	1,166	(809)
voco	5	3	1,045	771
Holiday Inn c	74	(6)	9,468	(978)
Holiday Inn Express	338	(48)	32,701	(4,654)
avid hotels	164	(27)	14,495	(2,816)
Staybridge Suites	137	2	14,050	(11)
Candlewood Suites	93	20	7,765	1,396
Atwell Suites	23	4	2,275	426
Other	11	(2)	1,771	(215)
Total	926	(60)	96,603	(6,154)

Analysed by ownership type
Franchised	889	(55)	90,732	(5,796)
Managed	37	(5)	5,871	(358)
Total	926	(60)	96,603	(6,154)

c	Includes one Holiday Inn Resort property (165 rooms) (2020: three Holiday Inn Resort properties (490 rooms)).

Total number of hotels
4,268

Total number of rooms
499,089

Americas system size decreased by 30 hotels (14,923 rooms) to 4,268 hotels, a reduction of 2.9%
year-on-year.
151 hotels (15,739 rooms) opened in the year, compared to 167 hotels (16,746 rooms) in 2020. Openings included 85 hotels (9,016 rooms) in the Holiday Inn Brand Family, a further 24 avid hotels and the voco Times Square South in New York.

181 hotels (30,662 rooms) were removed from the Americas system in 2021, including 92 Holiday Inn and Crowne Plaza hotels (20,127 rooms), driven by the conclusion of our quality review. This compares to 176 hotels (27,381 rooms) that left the Americas system in 2020, of which 102 hotels (16,655 rooms) related to the termination of the SVC portfolio in the Americas estate.

Total number of hotels in the pipeline
926

Total number of rooms in the pipeline
96,603

At 31 December 2021, the Americas pipeline totalled 926 hotels (96,603 rooms), representing a decrease of 60 hotels (6,154 rooms) over the prior year. Signings of 175 hotels (17,647 rooms) were ahead of last year by 38 hotels (3,608 rooms). The majority of 2021 signings were within our midscale and upper midscale brands including the Holiday Inn Brand Family (75 hotels, 7,493 rooms) and avid hotels (13 hotels, 892 rooms). Signings in our Suites brands (Staybridge Suites, Candlewood Suites and Atwell Suites) amounted to 64 hotels (5,669 rooms).

84 hotels (8,062 rooms) were removed from the pipeline in 2021 compared to 105 hotels (11,398 rooms) in 2020.

Performance	IHG | Annual Report and Form 20-F 2021	65

22% EMEAA revenue 2021 ($303m) 25% EMEAA number of rooms (224,200) Industry performance in 2021 Industry RevPAR in EMEAA increased by 44.0% compared to 2020 (declined by 49.9% against 2019). An occupancy increase of 8.9ppts was coupled with a 10.5% increase in average daily rate. In Europe, RevPAR increased by 64.7% compared to 2020 (declined by 49.2% against 2019) driven by both occupancy and average daily rate. In the UK, industry RevPAR increased by 90.3% compared to 2020 (declined by 40.4% against 2019). UK room demand increased by 54.4% whilst supply growth remained suppressed at 0.8% partly due to construction delays from supply chain issues. In Germany RevPAR increased by 9.3%, whilst RevPAR in France increased by 68.7%. RevPAR increased by 61.5% in the Middle East, driven by both occupancy and average daily rates, as restrictions eased, and demand started to return. India saw RevPAR increase by 30.4%. Elsewhere in EMEAA, RevPAR in Australia increased by 33.6%, whilst Japan and Thailand declined by 11.5% and 41.2% respectively, driven primarily by large reductions in average daily rate. IHG’s regional performance in 2021 EMEAA comparable RevPARa increased by 35.0% compared to 2020 (declined 51.8% against 2019), driven by a 9.1ppt increase in occupancy coupled with a 5.3% increase in average daily rate. In the UK, where IHG has the largest regional presence, RevPARa increased by 70.4% compared to 2020 (declined by 41.0% against 2019), led by the Provinces (76.4%), reflecting lower weighting to inbound international travel. Germany saw a RevPARa increase of 1.2% and France increased by 55.2%. RevPARa in the Middle East increased by 34.9%, with the fourth quarter up 109.7% reflecting the Expo 2020 demand in Dubai. India RevPARa increased by 38.6%. Elsewhere in EMEAA, RevPARa increased in Australia by 17.6%, whilst travel restrictions resulted in occupancy led declines in Japan (9.1%) and Thailand (44.7%). a Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19. Comparable RevPARa movement on previous year (12 months ended 31 December 2021) Fee business Six Senses 32.7% InterContinental 26.9% Kimpton (8.4)% Crowne Plaza 34.3% Hotel Indigo 62.6% voco 24.1% Holiday Inn 34.4% Holiday Inn Express 46.2% Staybridge Suites 46.2% All brands 34.8% Owned, leased and managed lease InterContinental 0.1% Kimpton 111.1% voco 136.6% All brands 46.6% “ Although Covid-19 continued to impact travel, our focus remained on supporting our colleagues, guests and owners, while leveraging our model to support sustainable long-term growth. We launched and signed deals for our new Luxury & Lifestyle brand, VignetteTM Collection, sustained strong interest in our established brands and made meaningful progress to improve the quality of our estate.” Kenneth Macpherson Chief Executive Officer, EMEAA Performance continued EMEAA Holiday Inn Dublin Airport, Ireland Strategic Report 66 IHG | Annual Report and Form 20-F 2021

EMEAA results

	12 months ended 31 December
	2021 $m	2020 $m	2021 vs 2020 % change		2019 $m	2020 vs 2019 % change
Revenue from the reportable segment a
Fee business	149	107	39.3		337	(68.2)
Owned, leased and managed lease	154	114	35.1		386	(70.5)
Total	303	221	37.1		723	(69.4)
Operating profit/(loss) from the reportable segment a
Fee business	32	(18)	NM	c	202	NM	c
Owned, leased and managed lease	(27)	(32)	(15.6)		15	NM	c
	5	(50)	NM	c	217	NM	c
Operating exceptional items	(7)	(128)	(94.5)		(109)	17.4
Operating (loss)/profit	(2)	(178)	(98.9)		108	NM	c

Review of the year ended
31 December 2021
Comprising 1,137 hotels (224,200 rooms) at the end of 2021, EMEAA represented 25% of the Group’s room count. Revenues are primarily generated from hotels in the UK and gateway cities in continental Europe, the Middle East and Asia. The largest proportion of rooms in the UK and continental Europe are operated under the franchise business model, primarily under our upper midscale brands (Holiday Inn and Holiday Inn Express). In the upscale market segment, Crowne Plaza is evenly proportioned between the franchised and managed operating models, whereas in the luxury market segment, the majority of InterContinental branded hotels are operated under management agreements. The majority of hotels in markets outside of Europe are operated under the managed business model.

Performance in the region continued to reflect the differing levels of government-mandated closures and restrictions.

Performance in the first quarter was impacted by travel restrictions in a number of markets. The second quarter saw modest improvements in trading as the UK permitted leisure travel towards the end of May, whilst government mandated restrictions remained in much of continental Europe, and South East Asia continued to be impacted by lower levels of international demand.

Through the second half of the year, RevPAR continued to improve before restrictions were reinstated in certain markets following increased cases from the Omicron variant in December.

Hotels continued to reopen, with only 21 hotels remaining temporarily closed at the end of the year, compared to 215 at the start of the year; all 16 of the owned, leased and managed lease hotels were open.

EMEAA comparable RevPAR
b
declined 62% in the first quarter, then grew 179% in the second quarter, 86% in the third quarter, 118% in the fourth quarter and 35% in the full year when comparing to 2020. When comparing to 2019, prior to the pandemic, EMEAA comparable RevPAR
b
declined 71% in the first quarter, 65% in the second quarter, 43% in the third quarter, 33% in the fourth quarter and 52% in the full year.

Revenue from the reportable segment
a
increased by $82m (37%) to $303m (a decrease of 58% compared to 2019). The operating loss decreased by $176m to a loss of $2m, driven by an increase in revenue and a $121m decrease in operating exceptional charges. Operating profit from the reportable segment
a
increased by $55m to $5m (a decline of $212m compared to 2019). On an underlying
a
basis, revenue increased by $79m (35%), whilst underlying
a
profit increased by $59m, from a $54m loss to a $5m profit.

Revenue and operating profit from the reportable segment
a
are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenue
a
increased by $42m (39%) to $149m. Fee business operating profit
a
improved by $50m to $32m, benefiting from the improvement in trading and the delivery of sustainable fee business cost savings. Results included $29m of incentive management fees recorded (2020: $14m; 2019: $90m), driven by an improvement in trading, particularly in the Middle East.

Owned, leased and managed lease revenue increased by $40m to $154m, with RevPAR
b
up 47% compared to 2020 (down 69% compared to 2019), leading to an owned, leased and managed lease operating loss of $27m compared to a $32m loss in the prior year, as the lifting of travel restrictions, predominantly in the UK, began to ease the trading challenges on this largely urban-centred portfolio.

For discussion of 2020 results, and the changes compared to 2019, refer to the 2020 Annual Report and Form 20-F.
www.ihgplc.com/investors under Annual Report

a
  Definitions for Non-GAAP revenue and operating profit measures can be found on pages 73 to 77. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 218 to 223.

b
  Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.

c
  Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Performance	IHG | Annual Report and Form 20-F 2021	67

Strategic Report

Performance
continued
EMEAA
continued

EMEAA hotel and room count

	Hotels		Rooms
At 31 December	2021	Change over 2020	2021	Change over 2020
Analysed by brand
Six Senses	19	4	1,270	263
Regent	3	–	771	–
InterContinental	108	–	32,561	87
Vignette Collection	1	1	146	146
Kimpton	10	2	2,146	287
Crowne Plaza	182	(6)	44,828	(1,696)
Hotel Indigo	48	2	5,183	117
voco	21	5	5,882	1,002
Holiday Inn a	380	(21)	70,824	(4,160)
Holiday Inn Express	333	4	48,548	1,192
Staybridge Suites	19	1	3,209	371
Other b	13	(4)	8,832	(1,258)
Total	1,137	(12)	224,200	(3,649)

Analysed by ownership type
Franchised	767	(7)	125,707	(13)
Managed	354	(4)	95,199	(3,349)
Owned, leased and managed lease	16	(1)	3,294	(287)
Total	1,137	(12)	224,200	(3,649)

a	Includes 14 Holiday Inn Resort properties (3,229 rooms) (2020: 17 Holiday Inn Resort properties (3,330 rooms)).

b	Includes two open hotels that will be re-branded to voco and Vignette Collection.
EMEAA pipeline

	Hotels		Rooms
		Change		Change
At 31 December	2021	over 2020	2021	over 2020
Analysed by brand
Six Senses	23	2	1,720	169
Regent	6	1	1,341	86
InterContinental	43	10	9,520	2,035
Kimpton	9	3	1,674	546
Crowne Plaza	40	5	10,461	1,360
Hotel Indigo	44	3	7,004	957
voco	31	5	8,753	979
Holiday Inn a	98	(10)	21,014	(1,540)
Holiday Inn Express	99	7	15,593	360
avid hotels	–	(1)	–	(215)
Staybridge Suites	19	(1)	2,793	(636)
Other b	6	5	1,059	711
Total	418	29	80,932	4,812

Analysed by ownership type
Franchised	175	20	27,045	1,393
Managed	242	9	53,732	3,419
Owned, leased and managed lease	1	–	155	–
Total	418	29	80,932	4,812

a	Includes 20 Holiday Inn Resort properties (4,849 rooms) (2020: 18 Holiday Inn Resort properties (3,553 rooms)).

b	Includes four hotels that will be re-branded to Vignette Collection.

Total number of hotels
1,137

Total number of rooms
224,200

EMEAA system size decreased by 12 hotels (3,649 rooms) to 1,137 hotels (224,200 rooms) during 2021, a reduction of 1.6%
year-on-year.
52 hotels (10,162 rooms) opened in the year, compared to 61 hotels (11,288 rooms) in 2020, including Hotel X Brisbane Fortitude Valley, Australia, as part of the Vignette Collection.

64 hotels (13,811 rooms) were removed from the EMEAA system in 2021, including 48 Holiday Inn and Crowne Plaza hotels (10,741 rooms), driven by the completion of the quality review. This compared to 38 hotels (6,809 rooms) that left the EMEAA system in 2020.

Total number of hotels in the pipeline
418

Total number of rooms in the pipeline
80,932

At 31 December 2021, the EMEAA pipeline totalled 418 hotels (80,932 rooms), representing an increase of 29 hotels (4,812 rooms) over the prior year. Signings of 109 hotels (20,376 rooms) were ahead of last year by 27 hotels (6,473 rooms), including a multi-property deal which encompassed a new property for voco in Algarve, Portugal and three hotels signed to the Vignette Collection in Austria and Portugal.

28 hotels (5,402 rooms) were removed from the pipeline in 2021 compared to 36 hotels (7,601 rooms) in 2020.

68	IHG | Annual Report and Form 20-F 2021

Strategic Report

Greater China

Jolyon Bulley Chief Executive Officer, Greater China

Greater China revenue 2021 ($116m)

8%

Greater China number of rooms (157,038)

18%

Industry performance in 2021

Increases in RevPAR were achieved across all of Mainland China against 2020, however, cities in the upper tiers remained further behind 2019. RevPAR In Tier 1 cities increased by 31.3%, driven by an occupancy increase of 8.3ppts and average daily rate growth of 12.5%. Tier 2 cities saw a similar recovery profile with RevPAR increasing by 27.3%, again driven by both occupancy and rate, whilst growth in Tier 3 cities was more limited at 12.6%. Tier 4 continued to benefit from strong domestic demand with RevPAR increasing by 23.5%.

Hong Kong SAR increased by 56.6% compared to 2020 (decrease of 55.0% against 2019), with a 17.4ppt improvement in occupancy and a 7.5% increase in average daily rate. Macau SAR improved against 2020 by 26.6% (decrease of 76.7% against 2019), driven by occupancy, but remains significantly behind 2019 due to its reliance towards travel from Mainland China.

IHG's regional performance in 2021

IHG's regional comparable RevPAR[a] in Greater China increased by 20.6% compared to 2020 (decreased by 28.7% against 2019), driven by a 6.9ppt increase in occupancy and a 3.6% increase in average daily rate.

In Mainland China, RevPAR[a] increased by 19.7%, with the greatest increase in Tier 1 cities, up 25.6%, whilst Tier 2-4 cities increased by 17.3%.

RevPAR[a] in Hong Kong SAR increased by 81.0% whilst RevPAR[a] in Macau SAR increased by 3.2%.

InterContinental® Kaohsiung, China

INTERCONTINENTAL

Greater ChinaStrategic Report “Domestic travel demand showed steady recovery amidst sporadic Covid-19 outbreaks and travel restrictions. We deployed an agile business recovery plan to capture our share of demand, drive owner returns and ensure the safety of our guests, colleagues and communities. In line with the growth strategy, our new deal signings and hotel openings exceeded 2019 levels.” Jolyon Bulley Chief Executive Officer, Greater China Greater China revenue 2021 ($116m) Industry performance in 2021 in occupancy and a 7.5% increase in The industry performance across Greater average daily rate. Macau SAR improved China fluctuated in 2021, impacted by the against 2020 by 26.6% (decrease of 76.7% reintroduction of temporary localised against 2019), driven by occupancy, but lockdowns. Industry RevPAR in Greater remains significantly behind 2019 due 8% China increased by 27.8% compared to 2020 to its reliance towards travel from (decreased by 26.9% against 2019). Supply Mainland China. grew by 3.8% and demand by 16.9%. IHG’s regional performance in 2021 Increases in RevPAR were achieved across IHG’s regional comparable RevPARa in all of Mainland China against 2020, however, Greater China increased by 20.6% cities in the upper tiers remained further compared to 2020 (decreased by 28.7% behind 2019. RevPAR In Tier 1 cities against 2019), driven by a 6.9ppt increase Greater China number of rooms (157,038) increased by 31.3%, driven by an occupancy in occupancy and a 3.6% increase in increase of 8.3ppt and average daily rate average daily rate. 18% growth of 12.5%. Tier 2 cities saw a similar a In Mainland China, RevPAR increased by recovery profile with RevPAR increasing by 19.7%, with the greatest increase in Tier 1 27.3%, again driven by both occupancy and cities, up 25.6%, whilst Tier 2-4 cities rate, whilst growth in Tier 3 cities was more increased by 17.3%. limited at 12.6%. Tier 4 continued to benefit from strong domestic demand with RevPAR RevPARa in Hong Kong SAR increased increasing by 23.5%. by 81.0% whilst RevPAR in Macau SAR increased by 3.2%. Hong Kong SAR increased by 56.6% compared to 2020 (decrease of 55.0% a Comparable RevPAR and occupancy include the against 2019), with a 17.4ppt improvement impact of Covid of -19 hotels . temporarily closed as a result Comparable RevPAR movement on previous year (12 months ended 31 December 2021) InterContinental® Kaohsiung, China Fee business Regent 9.6% InterContinental 20.8% HUALUXE 13.1% Crowne Plaza 20.4% Hotel Indigo 33.4% Holiday Inn 21.8% Holiday Inn Express 20.9% All brands 20.6% Performance IHG | Annual Report and Form 20-F 2021 69

Strategic Report
Performance
continued
Greater China
continued

Greater China results

			12 months ended 31 December
	2021 $m	2020 $m	2021 vs 2020 % change	2019 $m	2020 vs 2019 % change
Revenue from the reportable segment a
Fee business	116	77	50.6	135	(43.0)
Total	116	77	50.6	135	(43.0)
Operating profit from the reportable segment a
Fee business	58	35	65.7	73	(52.1)
Operating exceptional items	–	(5)	–	–	–
Operating profit	58	30	93.3	73	(58.9)

Review of the year ended
31 December 2021
Comprising 586 hotels (157,038 rooms) at 31 December 2021, Greater China represented approximately 18% of the Group’s room count. The majority of rooms in Greater China operate under the managed business model.

Increases in
Covid-19
cases and the reintroduction of temporary restrictions impacted trading in January and February, though the recovery resumed in March with demand returning at pace as restrictions eased.

The recovery continued into April and May before local restrictions were reinstated across south, east and west cities in June. In July, RevPAR
b
was just 6% lower than 2019 levels, driven by strong domestic leisure demand. The reintroduction of temporary restrictions meant that August weakened to more than 50% lower than 2019.

The fourth quarter saw volatile trading, impacted by the reintroduction of temporary restrictions.

Greater China comparable RevPAR
b
grew 78% in the first quarter and 107% in the second quarter, then declined 8% in the third quarter and 17% in the fourth quarter. Full year growth was 21% when compared to 2020. When comparing to 2019, prior to the pandemic, Greater China comparable RevPAR
b
declined 38% in the first quarter, 16% in the second quarter, 30% in the third quarter, 33% in the fourth quarter and 29% in the full year.

Revenue from the reportable segment
a
increased by $39m (51%) to $116m (a decrease of 14% compared to 2019). Operating profit improved by $28m, driven by the increase in revenue and a $5m decrease in operating exceptional charges. Operating profit from the reportable segment
a
increased by $23m to $58m (a decline of 21% compared to 2019). The improvement in demand at our managed hotels led to $25m recognition of incentive management fees compared to $16m in 2020 (2019: $48m). Revenue and operating profit from the reportable segment
a
also included the benefit of a $6m individually significant liquidated damages settlement.

For discussion of 2020 results, and the changes compared to 2019, refer to the 2020 Annual Report and Form 20-F.
www.ihgplc.com/investors under Annual Report

a
  Definitions for Non-GAAP revenue and operating profit measures can be found on pages 73 to 77. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 218 to 223.

b
  Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of
Covid-19.

70	IHG | Annual Report and Form 20-F 2021

Greater China hotel and room count

	Hotels		Rooms
		Change		Change
At 31 December	2021	over 2020	2021	over 2020
Analysed by brand
Six Senses	1	–	122	–
Regent	4	–	1,419	–
InterContinental	53	2	21,190	512
Kimpton	1	–	129	–
HUALUXE	16	4	4,603	1,170
Crowne Plaza	110	5	38,420	1,470
Hotel Indigo	16	4	2,415	670
EVEN Hotels	2	1	251	80
voco	5	4	1,094	946
Holiday Inn a	122	13	33,010	2,382
Holiday Inn Express	247	35	47,054	5,265
Other b	9	1	7,331	368
Total	586	69	157,038	12,863

Analysed by ownership type
Franchised	179	53	40,151	10,325
Managed	407	16	116,887	2,538
Total	586	69	157,038	12,863

a	Includes eight Holiday Inn Resort properties (1,891 rooms) (2020: eight Holiday Inn Resort properties (2,113 rooms)).

b	Includes one open hotel that will be re-branded to voco.
Greater China pipeline

	Hotels		Rooms
		Change		Change
At 31 December	2021	over 2020	2021	over 2020
Analysed by brand
Six Senses	4	1	233	64
Regent	2	1	597	317
InterContinental	27	(2)	7,907	(658)
Kimpton	7	1	1,747	93
HUALUXE	23	(2)	6,045	(862)
Crowne Plaza	48	–	13,157	(720)
Hotel Indigo	41	9	7,378	1,876
EVEN Hotels	19	4	3,741	670
voco	2	1	292	161
Holiday Inn a	72	(2)	17,596	(567)
Holiday Inn Express	208	3	34,732	168
Other	–	(1)	–	(297)
Total	453	13	93,425	245

Analysed by ownership type
Franchised	226	15	40,055	3,167
Managed	227	(2)	53,370	(2,922)
Total	453	13	93,425	245

a	Includes 14 Holiday Inn Resort properties (3,205 rooms) (2020: 12 Holiday Inn Resort properties (3,208 rooms)).

Total number of hotels
586

Total number of rooms
157,038

The Greater China system size increased by 69 hotels (12,863 rooms) in 2021 to 586 hotels (157,038 rooms), an increase of 8.9%
year-on-year.
88 hotels (18,057 rooms) opened, including the first InterContinental hotel in Taiwan, voco Wuhan Xinhua and the Crowne Plaza Chongli resort, compared to 57 hotels (11,358 rooms) in 2020.

19 hotels (5,194 rooms) were removed in 2021 compared to 10 hotels (2,729 rooms) in 2020.

Total number of hotels in the pipeline
453

Total number of rooms in the pipeline
93,425

At 31 December 2021, the Greater China pipeline totalled 453 hotels (93,425 rooms), compared to 440 hotels (93,180 rooms) at 31 December 2020. Signings of 153 hotels (30,847 rooms) were ahead of last year by 12 hotels (2,643 rooms). 89 hotels (16,260 rooms) were signed for the Holiday Inn Brand Family. Other notable signings included Regent Sanya Haitang Bay and Hotel Indigo Sanya Haitang Bay as part of a combined complex, and the InterContinental Taipei.

52 hotels (12,545 rooms) were removed from the pipeline in 2021 compared to 37 hotels (8,741 rooms) in 2020.

Performance	IHG | Annual Report and Form 20-F 2021	71

Strategic Report
Performance
continued
Central

Central results

			12 months ended 31 December
	2021 $m	2020 $m	2021 vs 2020 % change	2019 $m	2020 vs 2019 % change
Revenue	197	182	8.2	185	(1.6)
Gross costs	(285)	(244)	16.8	(310)	(21.3)
	(88)	(62)	41.9	(125)	(50.4)
Operating exceptional items	–	(19)	–	(15)	26.7
Operating loss	(88)	(81)	8.6	(140)	(42.1)

Review of the year ended
31 December 2021
Central revenue, which mainly comprises technology fee income, increased by $15m (8.2%) to $197m, driven by the temporary discounts on technology fees in 2020 no longer being applicable.
Gross costs increased by $41m (16.8%)
year-on-year,
as temporary cost saving measures were introduced from the second quarter of 2020, which were not repeated in 2021. When comparing to 2019, gross costs decreased by 8.1%, which includes sustainable cost savings achieved in 2021.
The operating loss before exceptional items increased by $26m, a decrease of $37m compared to 2019.

Holiday Inn Queenstown Remarkables Park, New Zealand

72	IHG | Annual Report and Form 20-F 2021

Key performance measures
Key performance measures (including
Non-GAAP
measures) used by management
The Annual Report and Form
20-F
presents certain financial measures when discussing the Group’s performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management’s view these measures provide investors and other stakeholders with an enhanced understanding of IHG’s operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way. As these measures exclude certain items (for example impairment and the costs of individually significant legal cases or commercial disputes) these financial measures may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Group Financial Statements (see pages 142 to 148).

Linkage of performance measures to Directors’ remuneration and KPIs			See pages 104 to 125 for more information on Directors’ remuneration and pages 50 to 53 for more information on KPIs.
The Annual Performance Plan	The Long Term Incentive Plan	Key Performance Indicators

Measure	Commentary

Global revenue per available room (RevPAR) growth RevPAR, average daily rate and occupancy statistics are disclosed on pages 224 and 225.
RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG’s System (see Glossary, page 256) rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and prior year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the two years. These measures include the impact of hotels temporarily closed as a result of
Covid-19.

RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year
trading performance excluding distortions created by fluctuations in exchange rates.

Total gross revenue from hotels in IHG’s System Owned, leased and managed lease revenue as recorded in the Group Financial Statements is reconciled to total gross revenue on page 60.
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

Revenue and operating profit measures
The reconciliation of the most directly comparable line item within the Group Financial Statements (i.e. total revenue and operating profit, accordingly) to the non-IFRS
revenue and operating profit measures is included on pages 218 to 223.

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

Management believes revenue and operating profit from reportable segments is meaningful to investors and other stakeholders as it excludes the following elements and reflects how management monitors the business:

•
  System Fund – the Fund is not managed to generate a profit or loss for IHG over the longer term, but is managed for the benefit of the hotels within the IHG System. As described within the Group’s accounting policies (page 149), the System Fund is operated to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation System and hotel loyalty programme.

Performance	IHG | Annual Report and Form 20-F 2021	73

Strategic Report
Performance
continued
Key performance measures
continued

Measure	Commentary

Revenue and operating profit measures continued
•
  Revenues related to the reimbursement of costs – as described within the Group’s accounting policies (page 149), there is a cost equal to these revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels and growth in these revenues is not reflective of growth in the performance of the Group. As such, management do not include these revenues in their analysis of results.

•
  Exceptional items – these are identified by virtue of either their size, nature, or incidence and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. The Group’s accounting policy for exceptional items and further detail of those items presented as such are included in the Group Financial Statements (see pages 152 and 165 to 167).

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

74	IHG | Annual Report and Form 20-F 2021

Measure	Commentary

Fee margin
Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing ‘fee operating profit’ by ‘fee revenue’. Fee revenue and fee operating profit are calculated from revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude revenue and operating profit from the Group’s owned, leased and managed lease hotels and significant liquidated damages.

In addition, fee margin is adjusted for the results of the Group’s captive insurance company, where premiums are intended to match the expected claims over the longer term (see page 186 in the Group Financial Statements), and as such these amounts are adjusted from the fee margin to better depict the profitability of the fee business.

Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG’s core fee-based
business, as the scale of IHG’s operations increases with growth in IHG’s System size.

Adjusted interest Financial income and financial expenses as recorded in the Group Financial Statements is reconciled to adjusted interest on page 223.
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

•
  Other components of System Fund interest income and expense, including lease interest expense and interest income on overdue receivables.

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

Tax excluding the impact of exceptional items and System Fund
A reconciliation of the tax charge as recorded in the Group Financial Statements to tax excluding the impact of exceptional items and System Fund can be found in note 8 to the Group Financial Statements on page 169.

As outlined above, exceptional items can vary
year-on-year
and, where subject to tax at a different rate than the Group as a whole, they can impact the current year’s tax charge. The System Fund is not managed to a profit or loss for IHG over the longer term and is, in general, not subject to tax either.

Management believes removing these provides a better view of the Group’s underlying tax rate on ordinary operations and aids comparability year-on-year,
thus providing a more meaningful understanding of the Group’s ongoing tax charge.

Adjusted earnings per ordinary share
Basic earnings per ordinary share as recorded in the Group Financial Statements is reconciled to adjusted earnings per ordinary share in note 10 to the Group Financial Statements on page 174.

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
Net debt is used in the monitoring of the Group’s liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group’s bank covenants and with the objective of maintaining an investment grade credit rating (see page 12 for further discussion). Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the exchange element of the fair value of derivatives hedging debt values, less cash and cash equivalents.

Performance	IHG | Annual Report and Form 20-F 2021	75

Strategic Report
Performance
continued
Key performance measures
continued

Measure	Commentary

Adjusted EBITDA Operating profit recorded in the Group Financial Statements is reconciled to adjusted EBITDA on page 223.
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

Adjusted EBITDA is useful to investors and other stakeholders for comparing the performance of different companies as depreciation, amortisation and exceptional items are eliminated. It can also be used as an approximation of operational cash flow generation. This measure is relevant to the Group’s banking covenants, which have been amended for test dates in 2022. Details of covenant levels and performance against these is provided in note 24 to the Group Financial Statements. The leverage ratio uses a Covenant EBITDA measure which is calculated on a ‘frozen GAAP’ basis, excluding the effect of IFRS 16.

Gross capital expenditure, net capital expenditure, adjusted free cash flow
The reconciliation of the Group’s statement of cash flows (i.e. net cash from investing activities, net cash from operating activities, accordingly) to the non-IFRS
capital expenditure and cash flow measures are included on page 222.

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

76	IHG | Annual Report and Form 20-F 2021

Measure	Commentary

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

Adjusted free cash flow
Adjusted free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of maintenance capital expenditure (excluding contract acquisition costs); (3) the inclusion of the principal element of lease payments; and (4) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities.

Management believes adjusted free cash flow is a useful measure for investors and other stakeholders, as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

The performance review should be read in conjunction with the Non-GAAP reconciliations on pages 218 to 223 and the Glossary on pages 255 to 256.

Performance	IHG | Annual Report and Form 20-F 2021	77

Governance

80	Chair’s overview
81	Board and Committee membership and attendance in 2021
82	Our Board of Directors
86	Our Executive Committee
88	Governance structure
89	Board activities
89	Matters discussed in 2021
90	Key matters discussed in 2021 and
Section 172 statement
92	Our shareholders and investors
93	Director appointments and induction
94	Board development and effectiveness evaluation
95	Audit Committee Report
100	Responsible Business Committee Report
102	Nomination Committee Report
104	Directors’ Remuneration Report
126	Statement of compliance

78	IHG | Annual Report and Form 20-F 2021

Governance IHG Annual Report and Form 20-F 2021 79

Governance

Chair’s overview

IHG faced ongoing pandemic-related challenges in 2021 despite some areas of recovery. The appearance of new
Covid-19
variants led to further waves of infection, creating an uncertain environment, with travel and operating restrictions continuing to impact the industry. Stretched supply chains, labour shortages and resurgent inflation put pressure on growth, while the pandemic accelerated the adoption of new technology and highlighted the need for businesses to operate sustainably.
Against this background, the Board has continued with the adapted governance, oversight practices and new ways of working established at the start of the pandemic. Board meetings have continued to be virtual, but there has been more frequent interaction and collaboration. The Board has provided both support and challenge to management within a clear framework of delegated responsibility. In addition, uncertain conditions required an increased attention on risk and value at risk. The focus on long-term strategy has been maintained, with actions taken regarding the impact of new technology, succession planning and business growth.
Looking back over my tenure as Chair, the notion of what constitutes good governance has evolved substantially. It is now as much about addressing our environmental and societal impacts as reporting on our financial performance – and shareholders frequently use their influential roles to exercise stewardship on behalf of other stakeholders and the wider environment. I am proud to say that this broader appreciation of the role of business within society has been central to IHG’s approach to governance for many years and doing business responsibly remains at the heart of our commitment to True Hospitality for Good and our Journey to Tomorrow.

Focus areas and activities
The Board had an active year in 2021 and a fuller description of its activities is given on pages 89 to 91.
A key theme of the year was the focus on the Group’s longer-term strategy and growth opportunities, given the continuing improvement of the Group’s financial position. This can be seen in the decision to approve the launch of the Vignette Collection, a new conversion brand in the Luxury & Lifestyle segment.
Another opportunity arose from the new ways of working accelerated by the pandemic. The Board took the decision to adopt flexible working where possible for corporate employees. It tasked management to implement this while sustaining organisational resilience and operational efficiency. The Board sought to ensure that IHG’s values and culture were maintained and that talent attraction and progression, as well as diversity and inclusion, were enhanced. The Board’s deliberations were supported by its continuing dialogue and engagement with the Group’s workforce through our Voice of the Employee programme.
The Group’s relations with hotel owners was a notable feature of Board activity. The Board sought to understand the position of hotel owners throughout the pandemic, recognising the trading difficulties they experienced, the availability of capital and the impact of labour shortages within the hospitality industry. It was also aware of the commitment needed to maintain high standards and keep brands fresh.
Technology continued to be a regular area of focus, both because of the increased cybersecurity threats and risks associated with an increase in remote working but also in the way that technology can be harnessed to drive revenue, growth and guest satisfaction.
Board composition
Succession planning was a major consideration during the year as the Board is currently going through a period of change in its composition. A key part of the refreshment process is to ensure that we continue to have the right mix of skills, experience and knowledge around the table as well as the gender and geographical representation that adds value as the Company pursues its strategic objectives.
Information on the process relating to Deanna Oppenheimer’s appointment to succeed me as Chair from 1 September 2022 is set out on page 93.
As part of
Non-Executive
Director succession planning, we determined that the Board would benefit from further expertise in technology and innovation, including in relation to ESG issues. We also sought to further drive diversity on the Board and prepare for the retirements of Anne Busquet and Dale Morrison in May and December 2021 respectively. These objectives were successfully furthered when Daniela Barone Soares joined the Board in March 2021 and Graham Allan was appointed as Senior Independent
Non-Executive
Director from 1 January 2022. Details of Daniela’s biography, including her skills and experience, are included on page 84.
The Board also approved the appointment of Duriya Farooqui to assume responsibility for its Voice of the Employee engagement plan. Further details of Board succession planning are included in the Nomination Committee Report on pages 102 and 103.
Committee activities
The Board delegates certain responsibilities to its Committees to assist in ensuring that effective corporate governance pervades the business:

•
The Audit Committee focused on the Group’s material accounting judgements and estimates, risks, internal controls and business continuity, and going concern and viability (see its report on pages 95 to 99);

•	The Remuneration Committee focused on incentive plan targets and performance and review of workforce remuneration considerations (see its report on pages 104 to 125);

•	The Responsible Business Committee focused on the delivery of the Group’s 2030 responsible business commitments as well as the annual operational targets (see its report on pages 100 and 101); and

•	The Nomination Committee progressed the implementation of Board refreshment plans (see its report on pages 102 and 103).
A description of the Group’s governance structure is given on page 88.

80	IHG | Annual Report and Form 20-F 2021

Board performance review
During the year, we implemented the agreed actions arising from the 2020 internal Board and Committee effectiveness evaluation and conducted a further internal evaluation process. I am pleased to report that the 2021 internal evaluation concluded that the Board and its Committees continue to operate effectively. Further details of the evaluation can be found on page 94. We also conducted individual Director feedback assessments, details of which can be found on page 94.
Compliance and our dual listing
IHG continues to operate as a dual-listed company with a premium listing on the London Stock Exchange and a secondary listing on the New York Stock Exchange. Under the UK listing rules, we are obliged to make a statement as to how we have applied the principles of the UK Corporate Governance Code (the Code) and under the NYSE listing rules, as a foreign private issuer, we are required to disclose any significant ways in which our corporate governance practices differ from those of US companies. To ensure consistency of information provided to both UK and US investors, we produce a combined Annual Report and Form
20-F.
Our Statement of Compliance with the Code is on pages 126 and 127. A summary outlining the differences between the Group’s UK corporate governance practices and those followed by US companies can be found on page 246.
Looking forward
In 2022, the Board will continue to ensure that a robust governance framework operates throughout the Group, enabling IHG to focus on the achievement of the Group’s long-term strategic objectives while doing business responsibly and remaining mindful of stakeholder interests.

Patrick Cescau
Chair of the Board
21 February 2022

Board and Committee membership and attendance in 2021

	Appointment date	Committee appointments	Board	Audit Committee	Responsible Business Committee	Nomination Committee	Remuneration Committee
Total meetings held			8	5	3	5	5
Chair
Patrick Cescau a	01/01/13		8/8	–	–	5/5	–
Chief Executive Officer
Keith Barr	01/07/17		8/8	–	–	–	–
Executive Directors
Paul Edgecliffe-Johnson	01/01/14		8/8	–	–	–	–
Elie Maalouf	01/01/18		8/8	–	–	–	–

Senior Independent Non-Executive Director b

Dale Morrison b, c	01/06/11		7/8	3/5	–	4/5	3/5
Non-Executive Directors
Graham Allan b, d	01/09/20		8/8	5/5	–	–	4/5
Richard Anderson e	01/03/21		1/2	0/1	–	–	1/2
Daniela Barone Soares f	01/03/21		7/7	–	2/2	–	3/4
Anne Busquet g	01/03/15		3/3	2/2	1/1	–	–
Arthur de Haast	01/01/20		8/8	–	3/3	–	5/5
Ian Dyson h	01/09/13		7/8	5/5	–	5/5	5/5
Duriya Farooqui	07/12/20		8/8	5/5	3/3	–	–
Jo Harlow i	01/09/14		7/8	–	–	5/5	5/5
Jill McDonald	01/06/13		8/8	5/5	3/3	5/5	–
Sharon Rothstein	01/06/20		8/8	5/5	3/3	–	–

a	In principle the Chair attends all Committee meetings, and the full Board attends the relevant sections of the Audit Committee meetings when financial results are considered.

b	Dale Morrison retired from the Board from 31 December 2021 and Graham Allan was appointed as Senior Non-Executive Director from 1 January 2022.

c
Dale Morrison was unable to attend a Board meeting, an Audit Committee meeting, a Nomination Committee meeting and a Remuneration Committee meeting due to illness. He was also unable to attend an Audit Committee meeting and a Remuneration Committee meeting due to a prior engagement.

d	Graham Allan was unable to attend a Remuneration Committee meeting due to a prior engagement.

e
Richard Anderson was appointed to the Board on 1 March 2021 and resigned on 26 May 2021. Richard was unable to attend a Board meeting, an Audit Committee meeting and a Remuneration Committee meeting due to a prior engagement.

f	Daniela Barone Soares was appointed to the Board from 1 March 2021. Daniela was unable to attend a Remuneration Committee meeting due to a prior engagement.

g	Anne Busquet retired from the Board from 7 May 2021.

h	Ian Dyson was unable to attend a Board meeting due to a prior engagement.

i	Jo Harlow was unable to attend a Board meeting due to a prior engagement.

Board Committee membership key

Audit Committee member	Remuneration Committee member	Responsible Business Committee member

Nomination Committee member	Chair of a Board Committee

Chair’s overview	IHG | Annual Report and Form 20-F 2021	81

Governance
Our Board of Directors

Patrick Cescau Non-Executive Chair Appointed to the Board: 1 January 2013
Skills and experience:
From 2005 to 2008, Patrick was Group Chief Executive of Unilever Group, having previously been Chair of Unilever PLC, Vice-Chair of Unilever NV and Foods Director, following a progressive career with the company, which began in France in 1973. Prior to being appointed to the board of Unilever PLC and Unilever NV in 1999, as Finance Director, he was Chair of a number of the company’s major operating companies and divisions, including in the US, Indonesia and Portugal. He was formerly a Senior Independent Director and
Non-Executive
Director of Pearson plc, Tesco PLC and International Consolidated Airlines Group S.A., and a Director at INSEAD.

Board contribution:
Patrick has held board positions for more than 20 years in leading global businesses and brings extensive international experience in strategy, brands, consumer products and finance. As Chair, Patrick is responsible for leading the Board and ensuring it operates in an effective manner, and promoting constructive relations with shareholders and wider stakeholders. As Chair of the Nomination Committee, he is responsible for reviewing and making recommendations on the Group’s leadership needs.

Other appointments:
Patrick is a Patron of the St Jude India Children’s Charity and a Member of the Temasek European Advisory Panel.

Keith Barr Chief Executive Officer (CEO) Appointed to the Board: 1 July 2017
Skills and experience:
Keith has spent more than 25 years working in the hospitality industry across a wide range of roles. He started his career in hotel operations and joined IHG in 2000. Since April 2011 he has been a member of IHG’s Executive Committee. Directly before being appointed CEO, Keith served as Chief Commercial Officer for four years. In this role, he led IHG’s global brand, loyalty, sales and marketing functions, and oversaw IHG’s loyalty programme, IHG
®
Rewards. Prior to this, Keith was CEO of IHG’s Greater China business for four years, setting the foundations for growth in a key market and overseeing the launch of the HUALUXE
®
Hotels and Resorts brand.

Board contribution:
Keith is responsible for the executive management of the Group and ensuring the implementation of Board strategy and policy.

Other appointments:
Keith is a
Non-Executive
Director of Yum! Brands. He also sits on the Board of WiHTL (Women in Hospitality Travel & Leisure), the World Travel & Tourism Council Executive Committee and the International Advisory Board of EHL. Keith is a graduate of Cornell University’s School of Hotel Administration and is currently a member of the Dean’s Advisory Board for The School of Hotel Administration, Cornell SC Johnson College of Business.

Paul Edgecliffe-Johnson Chief Financial Officer (CFO) and Group Head of Strategy Appointed to the Board: 1 January 2014
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

Elie Maalouf Chief Executive Officer, Americas Appointed to the Board: 1 January 2018
Skills and experience:
Elie was appointed CEO, Americas at IHG in February 2015 and has more than 20 years’ experience working in major global franchise businesses. He joined the Group having spent six years as President and CEO of HMSHost Corporation, where he was also a member of the board of directors. Elie brings broad experience spanning hotel development, branding, finance, real estate and operations management as well as food and beverage expertise. Elie was Senior Adviser with McKinsey & Company from 2012 to 2014.

Board contribution:
Elie brings a deep understanding of the global hospitality sector to the Board. He is responsible for business development and performance of all hotel and resort brands and properties in the Americas region and has global responsibility for customer development, providing oversight of the Global Sales organisation, as well as our owner management and services strategy.

Other appointments:
Elie is a member of the American Hotel & Lodging Association Executive Committee of the Board, and member and chairman of the U.S. Travel Association CEO Roundtable. In addition, Elie serves as a board member of the Atlanta Committee for Progress and is on the CEO Council of the Global Business Alliance.

Board Committee membership key

Audit Committee member	Remuneration Committee member	Responsible Business Committee member

Nomination Committee member	Chair of a Board Committee

82	IHG | Annual Report and Form 20-F 2021

Graham Allan Senior Independent Non-Executive Director (SID) Appointed to the Board: 1 September 2020*
Skills and experience:
Graham was Group Chief Executive of Dairy Farm International Holdings Ltd from 2012 to 2017, a leading Asian retailer headquartered in Hong Kong. He previously served in several senior positions at Pepsico/Yum! Brands from 1992 to 2012, assuming the role of President Yum! Restaurants International in 2003, and led the development of global brands KFC, Pizza Hut and Taco Bell in more than 120 international markets. Prior to his tenure at Yum! Restaurants, he worked as a consultant, including at McKinsey & Company.

Board contribution:
Graham brings to the Board more than 40 years of strategic, commercial and brand experience within consumer–focused businesses across multiple geographies. Graham was appointed as Senior Independent
Non-Executive
Director from 1 January 2022.

Other appointments:
Graham is Senior
Independent
Non-Executive
Director at Intertek plc and Independent
Non-Executive
Director of Associated British Foods plc. He also serves as a director of private companies as Chairman of Bata Footwear and Director of Americana Foods.

Ian Dyson Independent Non-Executive Director Appointed to the Board: 1 September 2013
Skills and experience:
Ian has held a number of senior executive and finance roles, including Group Finance and Operations Director for Marks and Spencer Group plc for five years from 2005 to 2010, where he oversaw significant changes in the business. In addition, Ian was CEO of Punch Taverns plc, Finance Director for the Rank Group Plc, and Group Financial Controller and Finance Director for the hotels division of Hilton Group plc. More recently, Ian was a
Non-Executive
Director of SSP Group plc and Senior Independent
Non-
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
Ian is Chair of the Board of ASOS plc.

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

Board contribution:
Jo has more than 25 years’ experience working in various senior roles, predominantly in the branded and technology sectors. Jo became Chair of the Remuneration Committee on 1 October 2017 and, as such, she leads the Committee responsible for setting our remuneration policy.

Other appointments:
Jo is a
Non-Executive
Director and Chair of the Remuneration Committee of Halma plc, and
Non-Executive
Director and Chair of the Corporate Responsibility and Sustainability Committee of J Sainsbury plc. She is also a member of the Board of Chapter Zero, the Directors’ Climate Forum.

Jill McDonald Independent Non-Executive Director Appointed to the Board: 1 June 2013
Skills and experience:
Jill is currently CEO of Costa Coffee. She started her career at Colgate-Palmolive Company, spent 16 years with British Airways Plc and has held a number of senior marketing positions in the UK and overseas. Jill was CEO UK and President for the North West Europe division of McDonald’s, and held a number of other senior roles in the company from 2006. From May 2015 until September 2017, Jill served as CEO of the Halfords Group plc. From 2017 to 2019, Jill served as Managing Director of Marks and Spencer Clothing and Home.

Board contribution:
Jill has over 30 years’ experience working with high-profile international consumer-facing brands at both marketing and operational level. As Chair of the Responsible Business Committee, she leads the Committee responsible for responsible business objectives and strategy and reviewing our approach to sustainable development.

Other appointments:
Jill is CEO of Costa Coffee.

*	Graham was a member of the Board from 1 January 2010 to 15 June 2012 prior to being appointed as Chief Operating Officer of Dairy Farm International Holdings Limited

Our Board of Directors	IHG | Annual Report and Form 20-F 2021	83

Governance
Our Board of Directors
continued

Daniela Barone Soares Independent Non-Executive Director Appointed to the Board: 1 March 2021
Skills and experience:
Daniela is currently Chief Executive Officer of Snowball Impact Management Ltd. She was formerly Chief Executive Officer of financial advisory and strategic consultancy, Granito Group. Prior to this, she was Chief Executive Officer at Impetus, a private equity foundation and Executive Chair of Gove.digital, a private technology business working with the public sector to improve social services in Brazil. She has served on various commercial and non-profit
boards and advisory boards, including Halma plc, Evora S.A. in Brazil and the UK National Advisory Board to the G8 Social Impact Investment Taskforce. She also spent nearly 15 years combined in roles at Save the Children, BancBoston Capital private equity, Citibank and Goldman Sachs.

Board contribution:
Daniela brings to the IHG Board a clear commitment to ESG responsibilities and in-depth
knowledge of the role of technology in driving change.

Other appointments:
Daniela is a Designated Member of Snowball Impact Investments GP LLP, a diversified investment fund focused on generating financial returns with a positive social and environmental impact. She is also a Trustee of the Haddad Foundation, a Member of the Advisory Board of Forward Institute and Trustee of the Institute for the Future of Work.

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

Other appointments:
Arthur is Chair of JLL’s Capital Markets Advisory Council, an Independent
Non-Executive
Director of Chalet Hotels Limited and chair of its Risk Management Committee, and a member of the Advisory Board of the Scottish Business School, University of Strathclyde, Glasgow.

Duriya Farooqui Independent Non-Executive Director Appointed to the Board: 7 December 2020
Skills and experience:
Duriya is an Independent Director at Intercontinental Exchange, Inc. (ICE), a leading operator of global exchanges and clearing houses, and provider of mortgage technology, data and listings services. Duriya was previously President of Supply Chain Innovation at Georgia-Pacific, leading an organisation responsible for solving supply chain challenges through digital technology and collaboration. Prior to this, she was Executive Director of Atlanta Committee for Progress, a coalition of over 30 CEOs providing leadership on economic growth and inclusion opportunities in Atlanta. Duriya has also been a principal at Bain & Company and Chief Operating Officer of the City of Atlanta.

Board contribution:
Duriya’s diverse board and executive-level experience brings valuable insights and perspectives to IHG. She combines more than two decades of relevant expertise in business strategy, transformation and innovation, with a clear commitment to driving responsible operations and diversity.

Other appointments:
Duriya is a member of the Board of Tribe Capital Growth Corp I and an Independent Director at Intercontinental Exchange, Inc. She serves on the boards of NYSE and ICE NGX, both subsidiaries of ICE, and co-chairs
the NYSE Board Advisory Council of CEOs. Duriya is also a Trustee of Agnes Scott College, a Governing Board member of the Woodruff Arts Center, a member of the Board of Councilors of The Carter Center and a mentor for the ExCo Group, LLC.

Sharon Rothstein Independent Non-Executive Director Appointed to the Board: 1 June 2020
Skills and experience:
Sharon currently serves as Operating Partner of Stripes Group, a growth equity firm investing in high-growth consumer and SaaS (Software as a Service) companies. She previously served as Executive Vice President, Global Chief Marketing Officer, and subsequently, as Executive Vice President, Global Chief Product Officer for Starbucks Corporation. In addition, Sharon has held senior marketing and brand management positions at Sephora LLC, Godiva Chocolatier, Inc., Starwood Hotels & Resorts Worldwide, Inc., Nabisco Biscuit Company and Procter & Gamble Company.

Board contribution:
Sharon brings extensive brands, marketing and digital expertise, having worked in senior positions for more than 25 years at iconic global companies. In addition to her knowledge of the hospitality industry, Sharon has wide-ranging board-level experience in a number of consumer-focused businesses.

Other appointments:
Sharon serves on the boards of Yelp, Inc. and Block, Inc.; and also for private companies True Food Kitchen, Inc., Califia Farms, LLC and Levain Bakery, Inc.

Board Committee membership key

Audit Committee member	Remuneration Committee member	Responsible Business Committee member

Nomination Committee member	Chair of a Board Committee

84	IHG | Annual Report and Form 20-F 2021

Changes to the Board and its Committees, and Executive Committee

Graham Allan	Graham was appointed as Senior Non-Executive Director and member of the Nomination Committee from 1 January 2022

Richard Anderson	Richard was appointed to the Board from 1 March 2021 and resigned on 26 May 2021

Daniela Barone Soares	Daniela was appointed to the Board from 1 March 2021

Anne Busquet	Anne retired from the Board from 7 May 2021

Dale Morrison	Dale retired from the Board from 31 December 2021

In addition to the above changes, in January 2022 the Company announced that Patrick Cescau will retire as
Non-Executive
Chair of the Board with effect from 31 August 2022, with Deanna Oppenheimer to be appointed to the Board as
Non-Executive
Director and Chair Designate effective 1 June 2022, to succeed Patrick Cescau as
Non-Executive
Chair from 1 September 2022 following his retirement.

Board composition
Gender split of Directors

Tenure of Non-Executive Directors

a
Patrick Cescau has served on the Board for nine years. As noted above, Patrick will retire from the Board from 1 September 2022 after handing over to Deanna Oppenheimer, who joins the Board from 1 June 2022 to succeed Patrick as Chair.

Our Board of Directors	IHG | Annual Report and Form 20-F 2021	85

Governance
Our Executive Committee

In addition to Keith Barr, Paul Edgecliffe-Johnson and Elie Maalouf, the Executive Committee comprises:

Claire Bennett Global Chief Customer Officer Appointed to the Executive Committee: October 2017 (joined the Group: 2017)
Skills and experience:
Claire has an
in-depth
knowledge of the hospitality industry having spent 11 years at American Express in a range of senior leadership roles across marketing, consumer travel and loyalty. In her tenure there, Claire was General Manager (GM), Global Travel and Lifestyle, where she led a team responsible for delivering luxury lifestyle services, and she held additional roles including GM for Consumer Loyalty, GM for US Consumer Travel, and Senior Vice President, Global Marketing and Brand Management. Claire has also held senior marketing positions at Dell, as well as finance and general management roles at PepsiCo/Quaker Oats Company, building significant expertise across technology, retail
e-commerce,
financial services, and travel and hospitality sectors.

Claire has been an Executive Board Member of the World Travel and Tourism Council (WTTC), served as a Board Member of Tumi Inc. and participated on multiple industry advisory boards. Claire is a Certified Public Accountant and holds an MBA from the J.L. Kellogg Graduate School of Management at Northwestern University.

Key responsibilities:
These include all aspects of brand design and commercial delivery, loyalty, partnerships, marketing execution and data analytics.

Jolyon Bulley Chief Executive Officer, Greater China and Group Transformation Lead, Luxury & Lifestyle Appointed to the Executive Committee: November 2017 (joined the Group: 2001)
Skills and experience:
Prior to his appointment as CEO for Greater China, Jolyon was Chief Operating Officer (COO) for the Americas, leading the region’s operations for franchised and managed hotels, in addition to cultivating franchisee relationships and enhancing hotel operating performance. Jolyon also served as COO for Greater China for almost four years, with oversight of the region’s hotel portfolio and brand performance, food and beverage brand solutions, new hotel openings and owner relations. In 2021, he was appointed to lead the Luxury & Lifestyle Transformation Team.

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

Key responsibilities:
These include the management, growth and profitability of IHG’s fastest-growing region, Greater China, and working to develop and define a clear strategy for our Luxury & Lifestyle brands.

Yasmin Diamond, CB Executive Vice President, Global Corporate Affairs Appointed to the Executive Committee: April 2016 (joined the Group: 2012)
Skills and experience:
Before joining IHG in 2012, Yasmin was Director of Communications at the Home Office, where she advised the Home Secretary, ministers and senior officials on the strategic development and daily management of all the Home Office’s external and internal communications. She was previously Director of Communications at the Department for Environment, Food and Rural Affairs; Head of Communications for Welfare to Work and New Deal; and Head of Marketing at the Department for Education and Skills. Before joining government communications, Yasmin was Publicity Commissioner for the BBC, where she led communications activity around the launch of a new digital learning channel and around the BBC’s educational output for both adults and children.

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

Nicolette Henfrey Executive Vice President, General Counsel and Company Secretary Appointed to the Executive Committee: February 2019 (joined the Group: 2001)
Skills and experience:
Nicolette joined IHG in 2001, and prior to leading the Business Reputation and Responsibility function, held a number of senior legal roles, including Deputy Company Secretary, during which time she worked with the Board, Executive Committee and wider organisation to ensure best-in-class
delivery and compliance across legal, governance and regulatory areas. Nicolette is a solicitor qualified in England and South Africa and worked as a corporate lawyer at Linklaters in London and Findlay & Tait (now Bowmans) in South Africa. Nicolette was appointed as Company Secretary on 1 March 2019.
Key responsibilities: Nicolette has global responsibility for all areas of corporate governance, legal, risk management, insurance, regulatory compliance, internal audit, and hotel standards.

86	IHG | Annual Report and Form 20-F 2021

Wayne Hoare Chief Human Resources Officer Appointed to the Executive Committee: September 2020 (joined the Group: 2020)
Skills and experience:
Wayne has more than 30 years of experience in HR and joined IHG from RCL FOODS, where he spent seven years as the company’s Chief Human Resources Officer, leading RCL FOODS’ culture building and talent strategy for 25,000 employees. Prior to joining RCL FOODS, Wayne spent 26 years at Unilever, where he worked across a broad range of roles in both mature and developing markets across Europe, North America, Asia, Africa and the Middle East.

Wayne’s most recent role at Unilever was as SVP, HR – Global Centres of Expertise, where he held responsibility for the Global Talent, Leadership Development and Reward teams. He led the development of the company’s HR strategy on enabling a performance culture focused on growth.

Key responsibilities:
These include global talent management, learning and capability building, diversity, organisation development, reward and benefit programmes, employee relations and all aspects of the people and organisation strategy for the Group.

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

George Turner Chief Commercial and Technology Officer Appointed to the Executive Committee: January 2009 (joined the Group: 2008)
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

Executive Committee composition
Gender split of Executive Committee

Our Executive Committee	IHG | Annual Report and Form 20-F 2021	87

Governance
Governance structure

Our governance framework is headed by the Board, which delegates certain management and oversight responsibilities to various committees to further IHG’s purpose, values and strategy, while conducting business in a responsible manner. Executive management are responsible for the implementation of strategy which is delivered by the Group’s workforce.
The Board and its Principal Committees
The Board is responsible for promoting the long-term sustainable success of the Group and establishes its purpose, values and strategy. Operational matters, routine business and information disclosure procedures are delegated by the Board to Management Committees, with the exception of a number of key decisions and matters that are reserved for the Board. The schedule of matters reserved for the Board was reviewed at the December 2021 Board meeting and is available on our website.
The Board is supported by its four Principal Committees (Audit, Nomination, Remuneration and Responsible Business), all of which consist of
Non-Executive
Directors. These committees assist the Board in carrying out its functions and in the oversight of the delivery of the strategic objectives it sets for management.

Committee Reports, including information on their activities during 2021, can be found on pages 95 to 125.
Pursuant to Section 172 of the Companies Act 2006, the Board has a duty to act in a way most likely to promote the success of the Company for the benefit of its members, while having regard to six additional factors, including the interests of key stakeholders. The Board’s Section 172 statement describing how stakeholder considerations are taken into account is incorporated in the description of the activities of the Board on pages 90 and 91.

Further details of key stakeholders and engagement during 2021 can be found on pages 20 to 28, 36, 39, 92, 101, 107, 108, 112 to 114, 227 and 228.
The Board is also responsible for reviewing the means for the workforce to raise concerns in confidence and the reports arising from its operation (commonly known as whistleblowing) and it reviewed confidential disclosure channel reports throughout 2021. In addition, a
Non-Executive
Director is nominated to represent the Voice of the Employee in Board discussions. See our Voice of the Employee disclosure on page 101.

More information on our Board and Committees is available at www.ihgplc.com/investors under Corporate governance.
Management Committees
Operational matters, routine business and information disclosure procedures are delegated by the Board to Management Committees. The Management Committees are comprised of senior executives, including where relevant, the Executive Directors.
The Executive Committee is chaired by the CEO and considers and manages the day-to-day
strategic and operational issues facing the Group. Its remit includes executing the strategic plan once agreed by the Board, monitoring the Group’s performance and providing assurance to the Board in relation to overall performance and risk management.
The General Purposes Committee is chaired by an Executive Committee member and attends to items of a routine nature and to the administration of matters, the principles of which have been agreed previously by the Board or an appropriate Committee.
The Disclosure Committee is chaired by the Group’s Financial Controller and ensures that proper procedures are in place for statutory and listing requirements. This Committee reports to the Chief Executive Officer, the Chief Financial Officer and the Audit Committee.
Conduct of Board and Committee Meetings
The Chair and Company Secretary operate a collaborative process for setting the Board agenda to ensure that the focus and discussion strikes the appropriate balance between the short-term needs of the business and the longer term. The Chair or Committee Chairs, CEO and Company Secretary also liaise in advance of each Board and Committee meeting to finalise the agendas, set the order in which items are considered and ensure that each matter is allocated sufficient time. The Company Secretary maintains an annual agenda schedule for Board meetings that sets out strategic and operational matters to be considered.
The Board held eight scheduled meetings during the year and individual attendance is set out on page 81. All Directors are expected to attend all Board meetings and relevant Committee meetings unless they are prevented from doing so by prior commitments, illness or a conflict of interest. If Directors are unable to attend Board or Committee meetings, they are sent the relevant papers and asked to provide comments to the Chair of the Board or Committee in advance of the meeting so that their comments can be duly considered.
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

88	IHG | Annual Report and Form 20-F 2021

Board activities
Matters the Board discussed in 2021

Board Meetings
The Board met for eight scheduled meetings during the year. Due to the ongoing impact of the pandemic, Board meetings were conducted by video conference. The following table gives an overview of the regular and standing items discussed and decisions made. The table overleaf details the key matters discussed by the Board in 2021 and our Section 172 statement, including information about how stakeholders were considered.

In both tables, commercially sensitive information has been excluded. In several areas, much of the substantive preparation work took place within the Board’s Committees and was later confirmed by the Board or the whole Board attended certain sections of Committee meetings. Where this was the case, the discussions are treated as having taken place at Board level.

Regular and standing items
In addition to key focus areas outlined on the following pages, the Board considers a number of regular and standing items at each meeting:

Area of discussion	Discussion topic and decisions made

Chair’s matters	The Chair provided an update on Board developments and meeting plans and his current areas of focus and engagement.

Chief Executive Officer’s matters	The Chief Executive Officer provided an update of developments within the business.

Updates from each of the Board Committees	The Committee Chairs reported back to the Board on matters covered during their meetings. Details of Committee activities during 2021 can be found on pages 95 to 125.

Financial performance
The Board received regular updates from the Chief Financial Officer on recent and current trading, including RevPAR, operating profit, net system size growth and cashflow, and these were compared to competitors’ results. Internal projections were compared with the consensus of analysts’ forecasts to ensure that the Company’s prospects were appropriately reflected in market expectations.

Corporate governance
The Board received regulatory development updates from the Company Secretary and General Counsel, covering regulatory changes in areas such as corporate reporting, executive remuneration, climate change, diversity, workforce engagement, human rights, data protection and shareholder body voting guidelines.

Cybersecurity
The Board received regular updates on cyber activity and information security, including a detailed presentation from the Chief Commercial and Technology Officer and the Chief Information Security Officer. These covered threats and trends in the hospitality industry, the Group’s key systems and risk appetite as well as managing cyber risks in a remote environment. The Board also reviewed the policies and actions taken to address threats and mitigate risks.

Principal risks, internal controls and risk management systems
The Board received regular updates on principal and emerging risks, internal controls, risk management systems, the Group’s risk appetite, business continuity and the global insurance programme. Committee Chairs also delivered reports on risk topics in relation to the areas of remit for their respective Committees. The Board regards the management of risks in business as fundamental to its role and does this by ensuring that appropriate controls and processes are in place. The regular monitoring of the Group’s risk management systems allows the Board to ensure that issues that might otherwise impact the Group’s reputation for high standards of business conduct are avoided or mitigated as appropriate and that the Group is positioned to respond to uncertainty in an agile manner.

Investor relations
The Board receives a regular report outlining share register movement, relative share price performance, investor relations activities and engagement with shareholders. The Board also considered views shared from the regular investor and analyst perception studies and feedback surveys as well as individual meetings with investors.

Board activities	IHG | Annual Report and Form 20-F 2021	89

Governance
Board activities
continued

Key matters discussed in 2021 and Section 172 statement
Section 172 of the Companies Act 2006 requires a director of a company to act in a way most likely to promote the success of that company for the benefit of its members, while having regard to six additional factors. These are: the long-term consequences of a decision; the interests of its employees; business relationships with suppliers, customers and others; its impact on the community and environment; the desirability of maintaining high standards of business conduct; and the need to act fairly between members of the company. The table below summarises some of the main matters dealt with by the Board during the year and how it took the Section 172 factors into account. The relevant Section 172 factors are identified in the key at the bottom of the page.

Finance and performance

Three-year financial plan and
competitor performance
The Board approved the Group’s three-year financial plan and monitored performance in light of changes to economic and industry growth forecasts during the year.

In approving the Group’s three-year financial plan, the Board considered the assumptions and risks inherent in the plan including the outlook for signings and bad debt risk, expected cashflows and prospects for the System Fund. The three-year plan for the business puts its medium-term targets into a quantifiable form, and monitoring progress against the plan provides a mechanism for the Board to balance the interests of stakeholders such as hotel owners, employees and lenders with those of shareholders. It also forms the basis on which targets for executive remuneration are set.

The Board also received presentations on the Group’s main competitors and their performance. By examining the performance of the Group’s competitors, the Board can assess the Group’s performance in context and draw out areas where longer-term improvements can be made.

Financial statements
The Board considered the full and half year results statements, the going concern and viability statements made in the Annual Report and whether the Annual Report was fair, balanced and understandable.

Through the timely publication of accurate and balanced financial statements, the Board ensures that shareholders and other stakeholders have equal access to important information and the business maintains its reputation for high reporting standards.

Dividend The Board considered dividend payments and concluded that it would not be appropriate to pay a dividend during 2021.

The Board weighed various stakeholder interests when considering dividend payments as well as the need to exhibit high standards of business conduct. It considered the Group’s financial performance, market expectations, the interests of shareholders and lenders as well as the position of broader stakeholders, including employees, suppliers and hotel owners. It concluded that it would not be appropriate for the Company to pay a dividend during the year, noting that it would consider future dividends once visibility of the pace and scale of market recovery improves.

Subsequently, the Board is proposing a final dividend of 85.9¢ per ordinary share in respect of 2021, payable in May 2022 subject to shareholder approval at the 2022 AGM.

Strategic and operational matters

Brand integrity
The Board considered the progress of its strategic initiative to improve the quality and consistency of the Holiday Inn and Crowne Plaza estates in the Americas and EMEAA.

The Board further endorsed ongoing efforts to enhance the positioning of the Holiday Inn brand in the US.

The Board focused on maintaining the integrity of the Group’s brands to ensure that guests can be confident in their expectations when staying in an IHG hotel. In assessing the initiative to engage with the owners of certain Crowne Plaza and Holiday Inn hotels that required improvements to quality of service and property condition, the Board weighed the short-term impact on system size against the positive longer-term benefits of maintaining brand standards in the broader estate for hotel owners and guests.

As part of the Board’s oversight of brand strategy and recognising the need to keep guest experiences and hotel owner returns relevant and attractive, the Board considered and endorsed ongoing efforts for continuous improvement in relation to various aspects of the Holiday Inn brand, taking into consideration the impact on guests from an improved experience and the improved economics that would flow through to hotel owners. See pages 10 to 13 for a description of the business model and pages 19 to 22 for how the Group engages with its hotel owners and guests.

Brand portfolio The Board considered the opportunity to add a collection brand to the Group’s Luxury & Lifestyle portfolio and it approved the launch of the Vignette Collection brand.

In approving the new brand launch, the Board had regard for various stakeholders and considerations. The Board recognised hotel owners’ desire for a collection brand that would give them access to IHG’s distribution and loyalty programmes, while allowing light-touch branding that would retain the individuality of their properties with relatively low capital requirements and attractive economics. The Board also had regard for shareholders in relation to the long-term impact on system size and the lower environmental impact of conversion properties. The Board also considered the appeal of having more diverse styles of property, which would increase guests’ options when booking with IHG and enhance the IHG Rewards programme’s value. For more information on the Group’s priority to ‘build loved and trusted brands’, see pages 17 and 18 and further information on its environmental footprint is available on pages 29 to 35.

Loyalty Strategy The Board considered and approved the relaunch of IHG Rewards.

In approving material changes to the IHG Rewards programme, the Board considered the competitive position of the programme, its ability to drive revenue for owners and accelerate system size growth, the enhanced value proposition for members and guests, and the impact of the changes on owners’ cost base and operations.

Key to considerations
Long term	Suppliers and customers	High standards
Employees	Community and environment	Act fairly between members

90	IHG | Annual Report and Form 20-F 2021

Strategic and operational matters continued
Technology The Board considered and approved evolving the Group’s relationship with the main supplier in respect of the Group’s Guest Reservation System (GRS).

The Board considered and approved evolving the Group’s relationship with its supplier from a joint project development model to a product development and support model. In making its decision, the Board carefully considered the risks associated with these changes and their impact on the supplier, the competitive advantages of revised functionality, and the cost implications of the change. Details of the technology-related risks to the business are given on page 45.

Supply chain and procurement The Board received an overview of the strategy and approach to corporate and hotel procurement and endorsed the strategy and approach.

In considering the procurement strategy and approach, the Board paid particular attention to the initiatives that leverage our system-wide buying power and simplify the procurement programme to lower costs for owners while maintaining a high-quality guest experience, supporting sustainability within the supply chain, and ensuring that suppliers operate in a responsible manner. Further information on the Group’s responsible procurement programme is included on page 39.

Growth Strategy in Regions –
Greater China, EMEAA and Americas
The Board received
in-depth
regional updates from the CEOs of each of the Group’s three regions, and provided oversight with regard to the Group’s growth strategy over both the short and long term.

The Board received regular updates from the Group’s operating regions, covering the Group’s positioning and performance in relevant markets, underlying growth drivers and the competitive environment, and further focused on actions to accelerate the Group’s growth. In its discussions, the Board paid particular attention to critical owner considerations in relation to growth, such as financing and cost and supply constraints.

Board governance

Director succession
The Board progressed succession planning in relation to the Chair of the Board and appointed a new Senior Independent
Non-Executive
Director (SID) and
Non-Executive
Director for workforce engagement.

When progressing Board succession plans, the Board balanced the desire to maintain high standards by complying with the UK Corporate Governance Code with the short-term need to keep
Non-Executive
Directors in position for longer than preferred in order to maintain expertise and continuity. The Board also had consideration for the importance of employee feedback and considered and approved the transition of responsibilities in relation to the
Non-Executive
Director with responsibility for workforce engagement, taking into account
Non-Executive
Director time commitments and broader Board succession plans.

People & Planet

Office relocation and new ways of working
The Board reviewed the lease arrangements for the Group’s main corporate office locations in the US and the UK and decided to relocate its UK corporate office to a new location in 2022.

The Board further considered and endorsed new hybrid ways of working.

The Board considered various relocation options for the Group’s global head office in the UK. In making the decision to lease a new office in Windsor, the Board had regard for the impact of the move on employees, the community and the environment. A description of the Board’s activity and consideration of Section 172 factors is included in the case study on page 92.

In considering and endorsing a reshaped, flexible approach to working for the Group’s corporate offices as
Covid-19-related
restrictions eased, the Board had consideration for the impact on employees and their wellness as well as efficiency, culture and teamwork. The Board weighed these against the cost savings from a smaller real estate footprint, the efficiency available from utilising more modern communications technology, and the ability to attract new and more diverse employees attracted by flexible working.

Staff shortages and talent retention
The Board considered reports of staff shortages in the hospitality industry in various regions following the easing of lockdown. The CEO outlined the impact this could have on hotel owners and levels of guest satisfaction if prolonged and the need to focus activity on talent retention in a competitive market.

The Board considered staff shortages in the broader hospitality industry and the impact that this could have on employees in owned and managed lease hotels, as well as the wider managed and franchised estate.

In terms of talent retention amongst the Group’s corporate employees, the Board noted the increased competition in the job market and reviewed its measures of staff engagement and wellbeing and levels of staff turnover. In considering the employment market, the Board took into account the need to balance appropriately rewarding and motivating its employees while driving profitability, growth and efficiency through the business on behalf of shareholders. See page 53 for details of the employee engagement score KPI and page 44 for how risks associated with talent retention are managed.

Our people and culture
The Board regularly considered workplace culture, taking into account the feedback provided from the Voice of the Employee engagement plan and actions taken to support employees. The Board reviewed employee communications and wellbeing measures and further had oversight of the Group’s DE&I initiatives.

The Board assessed and monitored culture throughout the year, receiving regular updates from the CEO and from the Voice of the Employee engagement plan. The Voice of the Employee engagement plan has played a key role in informing the Board regarding employees’ interests and supplying insights for the Board to understand the impact of its decisions on employees. The Board further considered strategic updates from management in relation to talent and leadership development and learning, championing a diverse, equitable and inclusive culture, and future ways of working. Information on the Voice of the Employee engagement plan during the year is set out on page 101 and further information in relation to employee and workplace culture is included on pages 24, 25 and 37.

Decarbonisation strategy The Board approved the Group’s upgraded science-based target (SBT) from a 2.0°C to 1.5°C aligned target and further approved the Group’s commitment to the ‘UN Race to Zero’.

In approving the enhanced SBT, the Board took into consideration the latest in climate science and the long-term impact of climate change on the environment and the Group’s business, the expectations of investors and other stakeholders, levers available to the Group to achieve the SBT, and the impact to owners in achieving hotel-level targets.

See pages 20 to 28, 39, 92, 101, 107, 108, 112 to 114, 227 and 228 for information about how we have engaged with our stakeholders in 2021. Further details of our regard for the environment are on pages 15, 29 to 35 and 100 to 101.

Board activities	IHG | Annual Report and Form 20-F 2021	91

Governance
Board activities
continued
Our shareholders and investors

During 2021, IHG continued its open dialogue with shareholders and investors, and conducted its annual programme of investor relations activities, with support from its brokers and advisers. The Board received regular updates and considered feedback as outlined on page 89. In addition, our Registrar and American Despositary Receipts (ADR) programme custodians have supported shareholders and ADR holders with their queries.
Committee Chairs and the Senior Independent Director are available for shareholders if they have concerns they wish to discuss. An outline of the engagement with shareholders in relation to Executive Remuneration during 2021 can be found on pages 107, 113 and 114.
Annual General Meeting (AGM)
The 2021 AGM was again held in constrained circumstances in compliance with UK
Covid-19
measures. We were encouraged that our retail shareholders engaged with the AGM, listened in and submitted questions, which we were able to address. We continue to evaluate how our AGM on Friday 6 May 2022 will be held given the evolving nature of the pandemic. The notice of meeting will be sent to shareholders and be available on our website in due course.
 Visit
www.ihgplc.com/investors
under Shareholder centre.

  Board oversight of IHG’s
  Global Head office relocation

Even before
Covid-19
and the enforced changes to working remotely, the Executive Committee, with oversight from the Board, had been looking at evolving working practices and the suitability of the Group’s offices to support collaborative working, our strategic priorities and culture. The impending expiry of the lease for the Company’s global head office also prompted the search for a new location. The Board was closely engaged in the project and it was a regular Board meeting agenda item in conjunction with discussions on employees and culture.

As part of the search process, a postcode analysis was undertaken to ensure there would be minimal differences in commuting times for most employees. Consideration was also given to public transport links, local amenities and access for disabled and wheelchair users.

The Board considered various options for alternative office arrangements. As well as its focus on the impact on employees, the Board took into account the environmental implications of the move, noting the opportunity for the new premises to be designed and configured in a sustainable and energy-efficient manner. The Board also scrutinised the financial impact of the move.

In June 2021, following the Board’s consideration and approval of management’s recommendation, the Group announced that its global head office would move to Windsor during 2022.

An engagement programme has kept employees informed and involved through electronic newsletters, a dedicated intranet site (including FAQs) and employee feedback surveys looking at workplace culture and hybrid working.

In addition, as part of the preparation for the move, the existing office space at Denham was reconfigured to give a taste of the future with the introduction of hot desking ‘neighbourhoods’, more collaborative spaces and the removal of executive offices, including that of the CEO.

The Board will continue to monitor and oversee the move as it progresses during 2022, with a particular focus on the impact on employees and company culture.

92	IHG | Annual Report and Form 20-F 2021

Director appointments and induction

Director appointments
Details of the appointments to the Board made during 2021, as well as the appointments of a new Senior Independent
Non-Executive
Director and a
Non-Executive
Director responsible for the Board’s Voice of the Employee engagement plan, are described in the Nomination Committee Report on pages 102 to 103.

In addition, a description of the Chair succession appointment process is set out below.

New Director inductions
Upon appointment, all new Directors undergo a comprehensive and formal induction programme which is tailored to meet their individual needs. We believe this is crucial to ensure our Directors have the full understanding of all aspects of our business and familiarity with the Group’s purpose, culture and values, to ensure they are able to contribute effectively to the Board.

For Daniela Barone Soares, a tailored induction plan was prepared in advance of her appointment to the Board in March. Daniela’s plan included:

•
 information on the Group’s purpose, culture, values and strategy, including its business model, brands and the markets in which it operates;

•
 our approach to internal controls and our risk management strategy;

•
 information on the Board, its Committees and IHG’s governance processes, with a particular focus on the Remuneration and Responsible Business Committees;

•
 a reminder of the rules relating to maintaining the confidentiality of inside information and restrictions in dealing in IHG shares, together with a briefing on the policies and procedures IHG has in place to ensure compliance with such rules; and

•
 meetings with members of the Board and the Executive Committee, senior management from functions across the Group, the external Auditor and other key external advisers.

Daniela’s induction plan also included visits to IHG corporate offices and hotels across our brands, to meet colleagues and spend time with our General Managers. In light of the impact of the pandemic, such visits have not yet taken place, however they will be arranged as appropriate when circumstances permit.

Inductions were also conducted in respect of the appointments of Graham Allan as Senior Independent
Non-Executive
Director and Duriya Farooqui as
Non-Executive
Director responsible for the Voice of the Employee engagement plan.

Chair succession

Appointment process
In anticipation of Patrick Cescau’s retirement during 2022, on attainment of nine years on the Board, the Board initiated a full, rigorous and transparent search process at the end of 2020, led by Dale Morrison, as the Senior Independent Director (SID) and a Search Committee comprising Dale and the Committee Chairs. Following a competitive tender process, Russell Reynolds was appointed to assist the Search Committee and Board in identifying a diverse list of potential candidates with the experience and personal qualities to become Chair.

The Search Committee prepared a candidate profile identifying the key competencies, characteristics and experience required for the role of Chair. Russell Reynolds also had detailed discussions with all Board members to seek their views on Board dynamics and culture and the key strategic challenges facing the Group. A full Chair specification was then prepared by Russell Reynolds and shared with the full Board for comment and input. Key competencies included: experience as a Chair, strategic orientation and vision, bringing a global perspective, a collaborative and inclusive personal style as well as a good understanding of the corporate governance environment.

The Search Committee and the Board were concerned to ensure that diversity in its broadest sense was taken into consideration in the role profile and the candidates presented for consideration. A long list of candidates which had been compiled by Russell Reynolds was reviewed and discussed by the Search Committee, and a shorter list of candidates was then interviewed by Russell Reynolds, the SID and the General Counsel and

Company Secretary together, and the CEO. Reflections from these meetings were shared with the Search Committee and a short-list of four candidates was then interviewed by the remaining members of the Search Committee.

Two of the candidates were selected to meet with the Chair and for further meetings with the CEO and SID, before the preferred candidate met with the remaining Executive and
Non-Executive
members of the Board. The preferred candidate also met with the Company’s external Auditor, PwC.

Search Committee meetings were attended by the CEO, the General Counsel and Company Secretary, the Chief Human Resources Officer and Russell Reynolds and Dale Morrison kept the Board informed on the progress and the status of the process throughout.

Following detailed consideration, including assessment against the competencies identified in the candidate profile and the feedback from the meetings with members of the Board, the Search Committee recommended to the Board that Deanna Oppenheimer be appointed as a
Non-Executive
Director and Chair Designate from 1 June 2022 and that she assume the role of Chair from 1 September 2022, following Patrick Cescau’s retirement on 31 August 2022. The Board approved and confirmed the appointment.

Patrick Cescau was not involved in the selection or appointment of his successor and Russell Reynolds has no further connection with the Group or any of the Directors, beyond undertaking search and recruitment activity. Deanna Oppenheimer did not have a service contract with the Company in 2021.

Additional appointments
During 2021, the Board considered the proposed appointments of Duriya Farooqui as non-executive
director of Tribe Capital Growth Corp I and to the Board of Councillors of the Carter Center, which operates as an advisory board; Dale Morrison as Chairman of Twin Ridge Capital Acquisition Company Limited; and Jo Harlow as a
non-executive
director of Chapter Zero. The Board also considered and endorsed the appointment of Ian Dyson as Chair of ASOS plc.

In each case, the Board took into account other appointments, the time commitment required for each role and the context of the UK Corporate Governance Code, including institutional investor and proxy adviser guidelines concerning over-boarding. It was concluded that the additional appointments should not adversely impact their performance but should enhance their ability to provide constructive challenge and strategic guidance.

Board activities	IHG | Annual Report and Form 20-F 2021	93

Governance
Board activities
continued
Board development and effectiveness evaluation

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

Board and Committee meetings are regularly used to update Directors on developments in the environment in which the business operates and in-depth
presentations are provided on key topical areas. In 2021, these sessions included cyber risk management; environmental, social and governance (ESG) considerations; and audit and corporate governance reform proposals.

In addition, the Company Secretary provides regular updates on regulatory, corporate governance and legal matters and Directors are able to meet individually with senior management if necessary.

Internal evaluation
Following the full external evaluation carried out by Christopher Saul of Christopher Saul Associates in 2019 and an internal evaluation in 2020, during the year the Board once again undertook an internal evaluation.

Board members were asked to consider the Board’s overall effectiveness by completing an internal effectiveness questionnaire, which focused on the following areas:

•
  progress in implementing agreed action items from the 2020 effectiveness review;

•
  the role the Board continues to play in relation to the pandemic and recovery;

•
  information flow to the Board, and Board engagement with management and each of its Committees;

•
  the Board’s involvement in the Group’s strategic process, in particular in relation to recovery and post-Covid-19
strategies;

•
  Board work processes, including quality of information provided to the Board, and Board dynamics and the effectiveness of meetings;

•
  Board engagement with shareholders and employees; and

•
  the progression of Board refreshment and succession plans.

The responses of Board members to the questionnaire were largely favourable in relation to all areas of the Board’s operation. The feedback highlighted that the Board equally and effectively supported and challenged management’s response to the pandemic, while ensuring ongoing and appropriate governance to safeguard the Group’s reputation, financial viability and stakeholder value.

Board members commented positively on the Board’s involvement in the strategic process, noting that the Board strategy days and the shift in Board agenda and discussion in the second half of the year allowed for a greater focus on the Group’s long-term strategy versus short-term considerations. Board members were satisfied with the timing, amount and quality of engagement with management. Feedback noted strong engagement with shareholders, highlighted the enhanced Voice of the Employee programme, and indicated strong engagement and follow up by the Board with its Committees.

Board members generally agreed that the implementation of the actions arising from the 2020 Board effectiveness evaluation had progressed well, particularly in relation to an increased focus on long-term strategy and implementation as well as Board succession planning. It was widely noted that a return to in-person
Board meetings would be welcome and drive progress in relation to enhanced Board discussion and debate.

The Board’s positive feedback in relation to the overall performance of the Board concluded as to the effectiveness of the Board’s performance.

The following areas of continued focus and recommended actions for 2022 were noted:

Area for focus	Action items

Long-term strategy
Board members positively noted the longer-term strategic discussion throughout the year, but felt that this could be further enhanced in 2022 with additional focus on the implementation of the long-term strategy and competitive positioning in relation to delivering on the Group’s objectives.

Board materials and agenda
Feedback noted that Board materials, particularly the materials prepared for its strategy meeting, were informative and high quality. It was also noted that, although there had been some progress on making the regular Board information pack materials more forward-looking, this should remain a focus in 2022.

Board meeting dynamics
Board members also noted the continued constraints of virtual meetings and the need for increased discussion time, both formal and informal, and the need to revert to full
‘in-person’
meetings as soon as possible.

Directors’ performance evaluation
In addition to the internal Board evaluation process outlined above, the Chair conducted an individual evaluation of each of the
Non-Executive
Directors, taking feedback from the CEO, and focusing on their contribution and engagement in the context of a more virtual environment. Particular points of note were shared with the individual Directors and overall, the Chair concluded that the Directors perform their duties effectively and dedicate sufficient time to discharge their Board responsibilities.

The performance assessment of the Chair was led by the SID. The Chair’s evaluation consisted of gathering feedback from the Directors, covering:

•
  Board leadership, strategy evolution and performance monitoring in the context of a pandemic-affected year;

•
  overall Board culture, engagement and participation; and

•
  maintenance of high standards of corporate governance.

The CEO evaluation was led by the Chair, who collected feedback from the
Non-Executive
Directors. Key areas of focus included:

•
  the Group’s financial performance and the impact of the CEO;

•
  leadership effectiveness through the pandemic;

•
  positioning IHG for the long term;

•
  regard for community and the environment; and

•
  the relationship and ability to work collaboratively and transparently with the Board.

94	IHG | Annual Report and Form 20-F 2021

Audit Committee Report

I am pleased to present the Committee’s report for the year ended 31 December 2021. These pages outline how the Committee discharged the responsibilities delegated to it by the Board over the course of the year, and the key areas of focus for the Committee in doing so.

The Committee fulfils a vital role in the Company’s governance framework, providing valuable independent oversight across the Company’s financial reporting and internal control procedures. It provides the expert scrutiny to ensure that the necessary internal controls to run the business are in place, that risks are appropriately managed, that the Company’s performance is correctly verified by the external Auditors and that the reporting of this to our shareholders and stakeholders is fair, balanced and understandable.

The ongoing impact of the pandemic and the risks that accompanied it continued to be a major focus given the changeable nature of the operating environment. Assessing the Group’s risk management and internal control arrangements during the pandemic and their appropriateness as conditions started to normalise continued throughout the year. In early 2021, the transition of external Auditor from Ernst & Young LLP (EY) to PricewaterhouseCoopers LLP (PwC) was completed and the Committee’s attention shifted to PwC’s first year audit. Throughout the period, PwC has provided insights into the Group’s processes and controls and the Audit Committee has reviewed and discussed management’s responses.

In addition, the Committee has received regular reports on internal audits and steps being taken to address findings; controls assurance work and remediation activity; and other deep-dive reviews including a post-completion review of spending on large projects and a review of the Americas managed hotel financial control environment.

The ongoing focus on the approach to financial reporting through the year ensured the Committee was comfortable that all latest guidance from regulatory bodies such as the Financial Reporting Council (FRC) had been considered. The Committee also challenged management to ensure climate risk had been appropriately and consistently reflected through the Annual Report and Form
20-F,
particularly with regard to impacts on forward-looking assumptions supporting the Financial Statements.

Looking further out, the Committee evaluated the potential impact of the Department for Business, Energy and Industrial Strategy (BEIS) consultation document on audit and corporate governance reform, approved a response to the consultation and considered preparatory actions particularly in relation to the proposed Resilience Statement and Audit & Assurance Policy.

I would like to thank all those who have assisted the Committee in fulfilling its duties during the year, which I am confident have been carried out effectively and to a high standard, providing independent oversight with the support of assurance from the external Auditor.

Ian Dyson
Chair of the Audit Committee
21 February 2022

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

The Committee’s key areas of focus over the year have been:

•
  reviewing the Group’s approach to the management of risk including considering the continued evolution of the impact of
Covid-19
on the business;

•
  assessing and obtaining assurance on the effectiveness and resilience of the Group’s internal control environment and its appropriateness given the changing environment in which the Group operates;

•
  reviewing and challenging financial reporting throughout the year to ensure the Financial Statements provide a true and fair view of the Group’s performance and that latest guidance and reporting regulations by regulators were appropriately applied;

•
  reviewing the Group’s Internal Audit plan and budget;

•
  reviewing and evaluating going concern and viability assessments, the need for impairment testing and provisioning for material litigation and commercial disputes; and

•
  overseeing the transition of the external Auditor and PwC’s first year as Auditor of the Group.

Membership and attendance at meetings
Details of the Committee’s membership and attendance at meetings are set out on page 81. The CEO, CFO, General Counsel and Company Secretary, Group Financial Controller, Head of Risk and Assurance and our external Auditor (EY February only; PwC all meetings), attended all meetings in 2021. The Chair of the Board also aims to attend all meetings and in 2021 attended four meetings. Other attendees are invited to meetings as appropriate and the CEO and all other Directors were invited to Committee meetings where the approval of financial reporting was considered and discussed. The Committee continues to hold private sessions with the internal and external Auditors without the presence of management to ensure that a culture of transparency is maintained. The Committee Chair continues to have recent and relevant financial experience and all members of the Committee are Independent
Non-Executive
Directors. In accordance with the Code, the Board also considers that the Committee as a whole possesses competence relevant to the Company’s sector, having a range of financial and commercial experience in the hospitality industry and the broader commercial environment in which the Group operates. Further details of the skills and experience of the Committee members can be found on pages 82 to 84.

Reporting to the Board
Following each Committee meeting, the Committee Chair updates the Board on key issues discussed. The papers and minutes for each meeting are circulated to all Board members, who are invited to request further information if required and to provide any challenge where necessary.

Audit Committee Report	IHG | Annual Report and Form 20-F 2021	95

Governance
Audit Committee Report
continued

Effectiveness of the Committee
The effectiveness of the Committee is monitored and assessed regularly by the Chair of the Committee and the Chair of the Board. In 2021, the Committee members were also asked to consider the Committee’s effectiveness by reviewing an effectiveness questionnaire and the responses to it. The evaluation responses positively highlighted the oversight of the external Auditor transition, noted the need for continued review of the training and knowledge development needs of Committee members in the context of the changing regulatory environment and concluded that the Committee remains effective.
Focus areas and activities
Financial and narrative reporting
During the year, the Committee reviewed and recommended approval of the interim and annual Financial Statements (considering the relevant accounting and reporting matters such as key judgement areas, going concern and viability statements, the financial reporting impacts of litigation and commercial disputes and impairment reviews) and the Group’s quarterly trading updates. All members of the Board are asked to attend these meetings.
As well as receiving input and guidance from the external Auditor on the areas outlined above, the Committee also received regular reports from the Chair of the Disclosure Committee, which liaised closely with other external advisers of the Group to ensure that disclosure and regulatory requirements were being appropriately considered and met. Copies of the Disclosure Committee’s minutes were also provided to the Committee.
The Committee received early drafts of the Annual Report and Form
20-F
2021 (Annual Report), and when providing comments considered: (i) the process for preparing and verifying the Annual Report, which included review by members of the Executive Committee and input from senior employees in the Company Secretariat, Operations, Strategy, Human Resources, Finance, Risk and Assurance and Legal teams; (ii) a report from the Chair of the Disclosure Committee; and (iii) the checklist prepared by the Annual Report team confirming compliance with the relevant regulatory requirements.
The Committee also considered management’s analysis of how the content, taken as a whole, was ‘fair, balanced and understandable’, and whether it contained the necessary information for shareholders to assess the Group’s position, performance, business model and strategy. In order to reach this conclusion, a dedicated project team worked on the contents of the Annual Report and a detailed verification process to confirm the accuracy of the information contained within the Annual Report was undertaken by the Financial Planning and Analysis department. The Committee then considered both the structure and content of the Annual Report to ensure that the key messages were effectively and consistently communicated and that meaningful links between the business model, strategy, KPIs, principal risks and remuneration were clearly identified throughout the Annual Report. This review also considered the use of
Non-GAAP
measures and considered their continued suitability, presentation and relative prominence taking into account guidance from both the FRC and the Securities and Exchange Commission (SEC). The Committee specifically reconsidered the continued impact of the pandemic on performance, strategy and business resilience and where it impacted the nature of the judgements and estimation uncertainty. The Committee also considered the proportionate and consistent consideration of climate matters across the Annual Report, including the TCFD statement, and in particular the potential impact on forward-looking assumptions supporting impairment testing, deferred tax assets, going concern and viability assessments.

Alongside this review, the Committee considered the guidance updates provided by the FRC throughout the year including on
Non-GAAP
measures, Provisions, Contingent Liabilities and Contingent Assets, Going Concern and Viability and concluded that appropriate enhancements had been made to ensure alignment with the latest guidance.
Following a review of the contents of the Annual Report alongside the aforementioned criteria, the Committee reported its recommendation to approve the Annual Report to the Board.
The Committee has been monitoring developments in the UK’s audit and corporate governance environment, including the reforms proposed by BEIS following its consultation ‘Restoring Trust in Audit and Corporate Governance’. The Committee considered the potential impact of the proposed reforms and reviewed and approved a submission summarising the Group’s position in response to the questions in the consultation. The Committee also requested a number of presentations from PwC to provide further insight on the key proposals and discussed papers from senior management on the potential implications of key proposals to ensure that the Company is compliant with any new regulations when they come into force, including some of the detailed proposals behind the Resilience Statement and Audit and Assurance Policy.
Significant matters in the 2021 Financial Statements
Throughout 2021, the Committee provided ongoing challenge to management’s accounting, reporting and internal controls to ensure the continuing implications of the pandemic had been duly considered. As always, the Committee discussed with management and the external Auditor the significant areas of complexity, management judgement and estimation in relation to the Financial Statements, and the impact of any accounting developments or legislative changes. The Committee has satisfied itself that management had adequately identified and considered all potentially significant accounting and disclosure matters. The key items discussed are outlined on page 99.
Correspondence with UK regulator
The Group received a letter dated 15 July 2021 from the FRC following its review of the Annual Report and Accounts for the financial year ended 31 December 2020 as part of the FRC’s routine periodic review of listed company annual reports. The letter raised no questions requiring a response. The appendix to the letter set out a number of observations on certain disclosures, which have been taken into account in the preparation of the 2021 Annual Report and Accounts.
The FRC’s review is based on the published Annual Report and Accounts and does not benefit from detailed knowledge of the business or an understanding of the underlying transactions. It provides no assurance that the Annual Report and Accounts is correct in all material respects. The FRC’s role is not to verify the information provided, but to consider compliance with reporting requirements. The FRC accepts no liability for reliance on the FRC’s review by the Company or any third party, including but not limited to investors and shareholders.
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

96	IHG | Annual Report and Form 20-F 2021

In order to effectively review the internal control and risk management systems, the Committee:

•
receives regular reports from management, the Risk and Assurance team and the external Auditor on the effectiveness of the systems for risk management and internal control, including financial, operational and compliance controls;

•
reviews the process by which risks are identified (including procedures in place to identify emerging risks and linkage to wider consideration of strategy and resilience) and assesses the timeliness and effectiveness of action taken by management, including regular reports and presentations on the Company’s overall internal control, risk management system and principal risks; and

•
receives additional reports throughout the year relevant to internal control and risk management, both financial and non-financial,
to ensure that current and emerging risks are identified and assessed and that there is an appropriate management response (see pages 40 to 47 for further detail on our risks and initiatives to manage them).

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
During 2021, the Committee received an update on hotel financial controls in the Americas region and a post-completion review of spending on large projects. The Committee considers the Group’s treasury and tax strategy policies annually and during 2021 approved minor changes to the Group Treasury Policy and the Group’s published ‘Approach to Tax’.

Our Approach to Tax document is available at www.ihgplc.com/en/responsible-business/policies
Having reviewed the internal control and risk management systems throughout the year, the Committee concluded that the Group continues to have an effective system of risk management and internal controls, and that there are no material weaknesses in the control environment and no other significant failings or weaknesses.
Principal risk areas
During the year, particular attention was paid to the review and assessment of principal and emerging risks following the challenges created by the pandemic and in light of the Group’s strategic growth ambitions. The Committee observed that risks to the execution of the Group’s strategy remained heightened and impacted by constrained resources (including financial and management time).
The Committee considered the following areas:

•	the potential for additional stress on risk management and internal control arrangements from continued Covid-19-related disruption;

•	the impact on the Group’s business of further waves of the pandemic or a more prolonged period of recovery for the industry, including on our supply chain arrangements;

•	the impact of organisational changes and flexible working arrangements for corporate employees;

•	the impact of staff shortages and wage inflation within the hospitality industry; and

•	cybersecurity and information governance in the context of a rapidly evolving external threat and regulatory environment.
Further details of our principal risks, uncertainties and review process can be found on pages 40 to 47.
Financial Reporting Council Audit Quality Review
The FRC Audit Quality Review (AQR) selected the external audit by EY of the Group’s Financial Statements for the year ended 31 December 2020 for review as part of its annual inspection of audit firms. As part of this process, the Committee’s Chair shared his and the Board’s view of the quality of the EY audit. The Committee considered the final inspection report which highlighted good practice in respect of certain aspects of the Group audit work. The report included one observation, requiring limited improvement which was not considered significant by the Committee. The Committee discussed the results and agreed actions with the lead audit partner and agreed with the overall assessment which was consistent with its own view of the quality and effectiveness of the external audit. In considering the audit plan, the Committee considered the observation would not impact PwC’s approach.
Non-audit
services
The independence and objectivity of the
non-audit
services provided by the external Auditor to the Group are safeguarded by IHG’s Audit and
Non-Audit
Services
Pre-Approval
Policy. The Policy is reviewed by the Audit Committee annually.
The Policy requires that
pre-approval
is obtained from the Audit Committee for all services provided by the external Auditor before any work can commence, in line with US SEC requirements without any de minimis threshold and UK ethical standards. The Committee reviewed the audit and non-audit
fees incurred with the external Auditor and noted that there had been no prohibited services (as defined by SOX or under UK ethical standards) provided to the Group during the year. The Committee is prohibited from delegating non-audit
services approval to management and compliance with the policy is actively managed.
IHG is committed to maintaining
non-audit
fees at a low level and the Committee is cognisant of investor advisory bodies’ guidelines on non-audit
fees. During 2021, 11% of services provided to the Group were non-audit
services (2020: 18% provided by EY), primarily related to System and Organisation Controls (SOC) Reports. Details of the fees paid to PwC for non-audit
and statutory audit work during 2021 can be found on page 164. The Committee is satisfied that the Company was compliant during the year with the FRC’s Ethical and Auditing Standards in respect of the scope and maximum permitted level of fees incurred for non-audit
services provided by PwC. Where
non-audit
work is performed by PwC, both the Company and PwC ensure adherence to robust processes to prevent the objectivity and independence of the external Auditor being compromised.
Risk and assurance – Internal Audit
The Committee discusses and approves the Internal Audit annual plan, which aims to provide objective and insightful assurance that appropriate controls are in place to support our strategy and growth ambitions. Progress against the Internal Audit plan is reported at each meeting and, during 2021, the Committee reviewed the allocation of internal audit resources to a dynamic inherent risk profile, including organisational and process changes which have resulted from
Covid-19
disruption. Organisational culture has been a defined part of our risk management system for several years and therefore is subject to regular focus as an integral part of internal audit work.
The 2022 plan presented to the Committee in December 2021 will maintain focus on the integrity of the risk management and internal control system and will assess the adoption and operation of evolved governance frameworks (for example, compliance with new policies, talent frameworks, procurement processes, hotel initiative delivery, business continuity plans and supply chain resilience arrangements). The plan also aims to identify and consider other sources of assurance available to the Board and senior management in relation to overall objectives and external disclosures and the level of reliance which can be placed on these sources in the short to medium term.

Audit Committee Report	IHG | Annual Report and Form 20-F 2021	97

Governance
Audit Committee Report
continued

Following consideration, the Committee confirmed its agreement to the 2022 Internal Audit plan, including the assurance objectives identified. The Committee reviews the results of completed audits and observations from other ongoing assurance and control improvement support, as well as actions taken by management in response to Internal Audit’s work.

The functional effectiveness of Internal Audit is assessed on an ongoing basis and reported to the Committee throughout the year. During 2021, this has involved discussions between the Committee Chair and partners from third-party partner firms, feedback from auditees and senior leadership and assessment of execution against methodology. This has highlighted positive feedback on the balance between challenge and support provided to management and the agile development of the audit plan and identified opportunities for continuous enhancement of assurance reporting and use of technology to support execution.

Governance and compliance
The Committee is responsible for reviewing the Group’s Code of Conduct (a revised version of which was approved in December 2021) and related policies.

Looking forward
During 2022, the Committee will remain focused on the key areas of responsibility delegated to it by the Board, ensuring that standards of good governance are maintained and that appropriate assurance is obtained across all areas of the business, with a particular focus on the Group’s principal risks, control environment and approach to financial reporting taking into account developments in reporting responsibilities including those recommended by the TCFD, the consideration of climate risk in preparation of the financial statements and changes in the governance environment, particularly those related to changes in the audit regime.

External Auditor
In August 2019, the Company announced the Board’s intention to propose to shareholders that PwC be appointed as the Company’s statutory Auditor for the financial year ending 31 December 2021. The audit tender process undertaken was explained in detail in the 2019 Annual Report and Form
20-F
and the appointment was confirmed by shareholders at the 2021 AGM.

A detailed audit plan was received from PwC at the beginning of the audit cycle for the 2021 financial year, which gave an overview of its approach to the audit, outlining the significant risk areas and in particular the approach to materiality and scoping of the audit. The Committee regularly reviewed the significant audit risks and assessed the progress of the audit throughout the year.

The Committee assessed PwC’s performance, including its independence, effectiveness and objectivity. As part of its review, the Committee determines the independence of the external Auditor, considering, among other things, its challenge to management and level of professional scepticism, the amount of time passed since a rotation of audit partner and the level of non-audit
work that it undertakes (details of which can be found on page 164). Giles Hannam took on the role of lead audit partner for the first time in 2021 and will be required to rotate after five years to safeguard PwC’s independence.

The effectiveness of the external auditor is evaluated by the Audit Committee through a feedback questionnaire sent to Committee members and a number of senior IHG employees. The 2020 evaluation was the last of EY as outgoing auditor; the survey identified the areas that worked well in the EY audit process and assessed if adequate plans were in place for PwC’s first year. There were no areas identified which required PwC’s specific focus. An evaluation was also completed prior to the 2021 year-end;
the Committee concluded that the PwC audit team was providing the required quality in relation to the provision of the services.

The audit team had shown the necessary commitment and ability to provide the services together with a demonstrable depth of knowledge, robustness, independence and objectivity as well as an appreciation of complex issues. The team had posed constructive challenge to management where appropriate.

In addition, qualitative considerations were taken into account. These focused on the depth of knowledge of the external auditor which was evidenced by:

•
  continued meetings with senior management and executives across the business;

•
  frequent governance sessions with management, including a focus on the planning and status of work by key workstream as well as the status of the deployment of PwC’s tools and technology across the audit. The governance sessions focused on key milestones and provided a way for any matters to be escalated and dealt with on a timely basis;

•
  various private meetings with the Chair of the Board, the Audit Committee Chair and the head of Internal Audit;

•
  the provision of a ‘first impressions’ report and insights into the Group’s processes and controls; and

•
  the audit plan, including significant risks, and how PwC’s approach evolved as the profile of risks changed.

Overall, no significant issues were raised in the review of Auditor performance and effectiveness and, as a result, the Committee concluded that PwC provides an effective audit and maintains independence and objectivity.

The Group has complied with the requirements of Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the external auditor and the setting of a policy on the provision of non-audit
services.

98	IHG | Annual Report and Form 20-F 2021

Significant matters in the 2021 Financial Statements

Area for focus	Issue/Role of the Committee	Conclusions/Actions taken

Accounting for IHG Rewards
Accounting for IHG Rewards requires significant use of estimation techniques and represents a material deferred revenue balance. The Committee reviews the controls, judgements and estimates related to accounting for IHG Rewards.

The Committee reviewed the deferred revenue balance and questioned the valuation approach, the results of the external actuarial review and procedures completed, to determine the breakage assumption for outstanding IHG Rewards points. The Committee reviewed a paper from management outlining current loyalty trends (both member behaviour, which remains distorted due to the pandemic, and planned changes to programme benefits). A modified approach was adopted using pre-Covid behaviour patterns as a base but giving some weight to activity during the pandemic and incorporating estimated impacts on member engagement of future known programme changes. The Committee concluded that the deferred revenue balance is appropriately stated.

Accounting for the System Fund	Given the unique nature of the System Fund, the Committee reviews the controls and processes related to System Fund accounting.
The Committee met with senior finance management to review and evaluate the risk areas associated with the System Fund. The Committee reviewed a paper from management summarising the principles determining the allocation of revenues and expenses to the System Fund, and the related governance and internal control environment. The Committee concluded that the accounting treatment of the System Fund and related disclosures were appropriate.

Expected credit losses	Estimating expected credit losses on trade receivables continues to be subject to an increased level of uncertainty. The Committee reviews the provision and considers the adequacy of the disclosure.
The Committee reviewed management’s papers setting out the approach to calculating the provision for expected credit losses, including updates made to the provision matrix to reflect the Group’s most recent cash collection experience. Expected credit losses are still subject to increased uncertainty as, although cash collection has improved, the proportion of older debt remains high and owner liquidity risk continues. Factors considered included the overall improvement in cash collection, the ageing of receivables, owners known to be in financial distress and the expected mitigating impact of payment plans. The Committee concluded it agreed with the basis of calculation and that the related disclosures were appropriate.

Impairment testing
Impairment reviews require significant judgement in estimating recoverable values of assets or cash-generating units and the Committee therefore scrutinises the methodologies applied and the inherent sensitivities in determining any potential asset impairment or impairment reversal and the adequacy of related disclosures.

The Committee reviewed management reports outlining the approach taken on impairment testing and key assumptions and sensitivities supporting the conclusion on the various asset categories. The Committee examined in detail whether triggering events for impairment testing had occurred, including testing for impairment reversals, and the assumptions applied in estimating the recoverable values with a focus on the underlying cash projections. In conjunction with software impairment testing, the Committee reviewed management’s conclusions in relation to costs previously incurred to implement cloud computing arrangements following the International Financial Reporting Interpretation Committee (IFRIC) guidance issued in March 2021 in relation to accounting for configuration or customisation costs in a cloud computing arrangement. The Committee concluded that it agreed with the decision to derecognise a net $12m of assets which are no longer considered capitalisable. The Committee agreed with the other determinations reached on impairment and that the related disclosures were appropriate.

Litigation and contingencies
From time to time, the Group is subject to legal proceedings with the ultimate outcome of each being subject to many uncertainties. The Committee reviews and evaluates the need for provisioning and considers the adequacy of the disclosure.

At each meeting during the year, the Committee considered reports detailing all material litigation matters including commercial disputes. The Committee discussed and agreed any provisioning requirements, and the associated disclosures, where relevant, based on underlying factors.

Exceptional items	The Group exercises judgement in presenting exceptional items. The Committee reviews and challenges the classification of items as exceptional based on their materiality or nature.
The Committee reviewed papers by management and considered the consistency of treatment and nature of items classified as exceptional. The Committee reviewed and challenged the significance, timing and nature of the exceptional items (see pages 165 to 167) which comprise $4m fair value loss related to an associate, $25m expected settlement of commercial disputes, and $26m exceptional tax credit on the change to the UK corporate tax rate. The Committee concluded that the disclosures and the treatment of the items shown as exceptional were appropriate.

Going concern and viability
Covid-19
continues to impact the profitability and cash generation of the Group and the level of uncertainty in planning scenarios. The Committee reviews management’s financial modelling to conclude on the appropriateness of the going concern and viability statement.

The Committee reviewed and challenged the scenarios considered by management, the detailed cash flow forecasts and the mitigating actions available to management considered in its going concern assessment to June 2023 and the three year viability assessment and concluded these were appropriate. The Committee also reviewed and challenged the reverse stress test assumptions to confirm the viability of the Group. The Committee reviewed going concern disclosures (page 149) and the viability statement (pages 48 to 49) and is satisfied these are appropriate.

Climate risk	In preparing the financial statements, assumptions in respect of the financial impact of climate related matters have been made.
The Committee considered the proportionate and consistent consideration of climate-related matters across the Annual Report and in particular the potential impact on forward-looking assumptions in the financial statements that support conclusions in areas such as impairment, deferred tax assets, going concern and viability assessments, and the associated disclosures.

UK deferred tax asset
Given the size of the Group’s UK deferred tax asset ($127m), the Committee reviewed and challenged the key assumptions determining the recoverability of the deferred tax asset and whether this should be disclosed as a significant estimate.

The Committee reviewed papers by management which confirmed the estimates used to support the recovery of the UK deferred tax asset were consistent with those used in the impairment and going concern and viability assessments. Given the recovery to levels of profitability assumed in these estimates, the Committee concluded that it agreed with the recognition of the deferred tax asset, that this was not a significant estimate, as a material change in estimate is not expected in the next 12 months, and that the disclosures were appropriate.

Audit Committee Report	IHG | Annual Report and Form 20-F 2021	99

Governance
Responsible Business Committee Report

I am pleased to present the Responsible Business Committee’s report for the year, including an update on the Voice of the Employee engagement plan.

The impact of
Covid-19,
the return of corporate employees to the office and the introduction of hybrid working were high on the Committee’s agenda, alongside the launch of the Group’s Journey to Tomorrow responsible business plan, the establishment of TCFD reporting procedures and the incorporation of climate-related issues into the broader strategic and risk processes.

The Committee has continued to shape and track the roadmap to support the Group’s 2030 responsible business commitments, endorsing the strategic priorities to be addressed which underpin the bold, long-term ambitions and are designed to help shape the future of responsible travel together with those who stay, work and partner with IHG.

I would like to thank all those across the business who have assisted the Committee in fulfilling its role over the year, especially those who have worked so hard to drive the Group’s environmental and social agenda forward as well as supporting the wellbeing of its employees during the pandemic.

Jill McDonald
Chair of the Responsible Business Committee
21 February 2022

Key duties and role of the Committee
Key objectives and summary of responsibilities
The Committee reviews and advises the Board on the Group’s responsible business objectives and strategy, including its impact on the environment and climate change; social, community and human rights issues; its approach to sustainable development and responsible procurement; and stakeholder engagement in relation to the Group’s approach to responsible business. The Committee is also responsible for assessing the Board’s engagement with the workforce and the Group’s DE&I agenda.
The Committee’s role, responsibilities and authority delegated to it by the Board are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board.

The ToR are available at www.ihgplc.com/investors under Corporate governance.
In addition to the areas outlined above, the Committee’s key responsibilities and focus areas over the year have been:

•	monitoring the progress against the Group’s 2030 responsible business commitments;

•	monitoring the Group’s carbon and energy reduction strategy and plan;

•	reviewing the Group’s DE&I initiatives and objectives;

•	implementing the recommendations of the TCFD;

•	assessing the Group’s responsible procurement agenda; and

•	overseeing the Group’s Human Rights programme.
Membership and attendance at meetings
The Committee’s membership and attendance at meetings are set out on page 81. The Chair of the Board, CEO, General Counsel and Company Secretary, Executive Vice President, Global Corporate Affairs and the Chief Sustainability Officer attended all meetings held during the year.
Reporting to the Board
The Committee Chair updates the Board on all key issues raised at Committee meetings. Papers and minutes for each meeting are also circulated to all Board members, who are invited to request further information where necessary.
Effectiveness of the Committee
The Committee’s effectiveness continues to be monitored and assessed regularly by the Committee’s Chair and the Chair of the Board. In 2021, the Committee was also reviewed as part of the internal Board evaluation process, where it was concluded that the Committee remains effective.
Focus areas and activities
Responsible business commitments
In a year that saw the launch of the Group’s Journey to Tomorrow responsible business plan, the Committee reviewed the 2021 strategic priorities that support the overall 2030 responsible business commitments, and discussed the approach to hotel owner engagement on the commitments and impact of the commitments on employees. The Committee further considered how the commitments align to the Group’s purpose to provide True Hospitality for Good and how they compare to those of the Group’s competitors, and endorsed the approach to the 2021 responsible business strategic priorities.

Further information on our 10-year responsible business plan can be found on pages 23 to 31.
Carbon and energy reduction
The Committee reviewed the Group’s decarbonisation and energy reduction strategy and pathway, noting the proposed actions across three main areas: energy efficiency in the Group’s existing hotel estate; sourcing renewable energy; and developing zero-carbon
new-build
hotels. The Committee also approved the Group’s upgraded science-based target to reduce carbon emissions to align with the most ambitious goals of the Paris Agreement to keep global warming within 1.5°C.
Diversity, equity and inclusion
As part of its assessment of the Group’s DE&I agenda, during the year the Committee endorsed the roll-out
of conscious inclusion training for all corporate employees with a commitment to improving DE&I data collection and measurement. As at 31 December 2021, 38% of our Senior Leaders were women, in addition to women comprising 41% of the Company’s Board.

100	IHG | Annual Report and Form 20-F 2021

TCFD
The Committee assessed key TCFD workstreams, including an analysis of the potential impact to the Group of the most material climate-related risks and opportunities. It also considered plans to embed climate risk considerations into its strategic and risk management processes and the appropriate governance framework to achieve this. Further information on TCFD is included on pages 32 to 35.
Responsible procurement
The Committee considered reports from management on the Responsible Procurement programme, focusing on supply chain risk, supplier diversity and the selection of suppliers that will support the Group’s plans for carbon emission and waste reduction. For more information on the responsible procurement programme, see page 39.

Human Rights programme
The Committee received updates on the Group’s Human Rights programme, noting the progress made in key workstreams relating to responsible labour practices, ethical recruitment and anti-human trafficking. The Committee also reviewed the 2021 Modern Slavery Statement.
Looking forward
During 2022, the Committee will continue to focus on embedding the 2030 responsible business commitments and TCFD reporting.

Our Responsible Business Report is available at www.ihgplc.com/responsible-business

Voice of the Employee

At the start of 2021, Jill McDonald was IHG’s designated
Non-Executive
Director (NED) with responsibility for workforce engagement (Voice of the Employee), with additional support provided by Duriya Farooqui, Daniela Barone Soares and Jo Harlow. Jill has also been supported by the Group’s Human Resources (HR) team, which assisted with developing the Board’s workforce engagement plan and provided data on various metrics relating to employees, such as employee engagement survey results.

Role and responsibilities
Their role and responsibilities are to:
•
  support the design of the structure and content of Board discussions on employee engagement and culture;

•
  evaluate employee engagement approaches and their effectiveness;

•
  ensure employee feedback and interests are factored into the Board’s decisions and KPI setting;

•
  ensure that the Board, through the Executive Committee, has effective methods of receiving feedback from employees and communicating Board and executive decisions and priorities throughout the organisation;

•
  ensure all significant business and budget proposals include a management assessment of the impact on employees; and

•
  ensure Executives share employee feedback openly, transparently and in a balanced way, including reviewing employee engagement surveys and other employee reports, including whistleblowing.

2021 engagement
In 2021, the team acted on the recommendation to obtain more direct input and feedback from employees in key markets outside the US and UK and from hotel-based employees.

Accordingly during the year, Jill, with the assistance of Duriya, Daniela and Jo, undertook a programme of activities to engage with a cross-section of employees and received detailed feedback both in person and through the Group’s employee feedback mechanisms. They attended a number of virtual meetings with employee forums, including leader groups (within US and UK hotels, reservations and corporate populations) and Employee Resource Groups (ERGs) in the UK, US, India, Philippines, China and various EMEAA countries.

Additionally, Jill was briefed by the Global HR Leadership team on broader cultural insights and an organisational ‘pulse’ survey across all employee populations.

Discussion topics included IHG’s response to the pandemic; employee wellbeing; feedback on executive remuneration; flexible/remote working and return to the office; industry profitability and the competitive landscape; leader communications; talent attraction; onboarding and retention; personal and career development; and agile ways of working.

Meetings with employees continued to be virtual in 2021 due to the continuation of the pandemic. Additional engagement and activities undertaken by Jill during the year included:

•
  monitoring and reviewing the content and feedback from global ‘all employee’ CEO calls; and

•
  reviewing employee dashboards and survey results.

Insights and learnings
Jill provided regular feedback to the Responsible Business Committee and the Board throughout the year, with key Board discussions taking place around the insights and action planning arising from employee engagement survey results. Through this feedback, the Board gained valuable insights into employee sentiment during the pandemic and throughout the return to the office.

Plans for 2022
The Board has approved the transition of the Voice of the Employee responsibilities to Duriya Farooqui with effect from 1 January 2022. It is anticipated that additional NEDs will continue to assist with and support Voice of the Employee activities.

A schedule of discussions and feedback sessions has been arranged for 2022. This will continue to encompass a wide group of employees and leaders from across all regions, including ERGs and Lean In circles, with further inclusion in 2022 of hotel managers in additional locations, to ensure a broad range of insights as well as concerns and issues are conveyed to the Board. Additionally, the Board intends to review the functioning of the Voice of the Employee programme to ensure it meets best practice and complies with changes in regulation.

Responsible Business Committee Report	IHG | Annual Report and Form 20-F 2021	101

Governance
Nomination Committee Report

Board composition and succession have featured prominently on the Committee’s agenda again in 2021, with the appointment of two new
Non-Executive
Directors in March 2021. The Committee also oversaw Board succession plans with the recommendations to appoint Graham Allan as Senior Independent
Non-Executive
Director and Duriya Farooqui as the
Non-Executive
Director responsible for the Group’s Voice of the Employee engagement plan.

The Committee’s overriding concern when recommending new Directors for appointment to the Board has been to ensure that the Board and its Committees continue to include the best range of talent, skills and relevant experience available as well as reflecting our stakeholders and the communities in which we operate. We also want to ensure that the Board’s composition aligns with our strategy.

We value diversity and the advancement of diversity on the Board and in the Group’s leadership continues to be a governing factor in our approach to succession.

I am pleased to report that, at 31 December 2021, our Board composition exceeds the target for the proportion of women on boards set out in the Hampton-Alexander Review (which issued its final report in February 2021) as well as the recommendation on ethnic diversity on boards in the Parker Review.

Patrick Cescau
Chair of the Nomination Committee
21 February 2022

Key duties and role of the Committee
Key objectives and summary of responsibilities
The Committee reviews the composition of the Board and its Principal Committees, evaluating the balance of skills, experience, independence, knowledge and diversity requirements before making appropriate recommendations to the Board as to any changes. It also ensures plans are in place for orderly succession both for Directors and other senior executives and is responsible for reviewing the Group’s senior leadership needs.
The Committee’s role, responsibilities and authority delegated to it by the Board, including processes in relation to appointments, are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board. The ToR state that the Committee is responsible for considering potential candidates for appointment to the Board based on merit, cognitive and personal strengths with due regard for the benefits of diversity, including gender, and social, ethnic and geographic backgrounds.

The ToR are available at www.ihgplc.com/investors under Corporate governance.
The Committee’s key responsibilities and focus areas during the year have been:

•
assessing Board and the Principal Committees’ composition and succession planning, including consideration of gender balance and ethnic and geographical diversity, in accordance with the ToRs and consistent with the Group’s DE&I Policy (details of which are on page 25);

•	engaging with external search consultancies and making recommendations on appointments to the Board;

•	monitoring the Executive Committee talent and succession planning; and

•	overseeing the performance evaluation of the Board, the Principal Committees and individual Non-Executive Directors.
Membership and attendance at meetings
The Committee’s membership and attendance at meetings are available on page 81. All members of the Committee are
Non-Executive
Directors. When the Committee considers matters relating to my position, the Senior Independent
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

102	IHG | Annual Report and Form 20-F 2021

Focus areas and activities
Board and Principal Committee composition
and succession planning
The Committee continued to review the current and future composition of the Board and its Principal Committees. The Committee considered short and medium term succession planning in all of its meetings during the year, reflecting on the skills and experience that would benefit the Board’s current and future composition, while taking into account gender, ethnicity and broader diversity considerations.
The Committee noted the Board’s assessment that it would benefit from additional expertise in the technology and travel sectors, with a focus on ESG responsibilities. It engaged an external search consultancy, Spencer Stuart, to assist with searches for suitable
Non-Executive
Directors. Spencer Stuart has no other connection with the Company or individual Directors.
A candidate selection, assessment and interview process was conducted, including consideration of candidates’ other commitments. Following the completion of satisfactory background and reference checks by Spencer Stuart, the Committee recommended to the Board the appointment of Richard Anderson and Daniela Barone Soares as
Non-Executive
Directors with effect from 1 March 2021.
The Committee noted that, at the time, Daniela and Jo Harlow were both Independent
Non-Executive
Directors of Halma plc (Halma), but that Daniela did not intend to stand for re-election
as a Director of Halma and would retire from its board from 22 July 2021. Accordingly, the Committee’s recommendation to the Board to appoint Daniela was made on the basis that it did not consider the independence of either Daniela or Jo to be impaired by this cross-directorship.
Richard later took the decision to step down from the Board due to unanticipated personal matters on 26 May 2021. Daniela’s biography is included on page 84 and details of her induction plan can be found on page 93.
The Committee also discussed and considered succession planning for the SID role, in light of Dale Morrison’s tenure and retirement at the end of the year. It recommended to the Board that Graham Allan be appointed to replace Dale as the SID, in light of his significant strategic expertise and his tenure and contribution since his appointment to the Board in 2020.
In addition, the Committee considered the role of
Non-Executive
Director responsible for the Voice of the Employee engagement plan. It recommended to the Board that Duriya Farooqui assume responsibility for this role from 1 January 2022, in light of her skills and capabilities and proximity to the Group’s main US corporate office.
A separate Search Committee, led by Dale Morrison, was established to lead the process for the search and appointment recommendation of a new Chair of the Board. A summary of its activities and the process it followed is set out on page 93.
The Committee also reviewed and discussed the length of tenure of
Non-Executive
Directors. As Ian Dyson and Jill McDonald will reach nine years’ service in 2022 and Jo Harlow will reach nine years’ service in 2023, they were subject to particular review.
The Committee considered their appointments in the context of the broader Board composition and tenure and recent Board appointments. The Committee also took into account their time commitments and other appointments, and concluded that each of them continued to be able to devote sufficient time to the Board and their respective Committees and that they remained independent. Nomination Committee members did not participate in the discussion in relation to their own time commitment and tenure.

Executive Committee talent and succession
During the year, the Committee also continued to review the talent and succession plans for the Executive Committee and senior management positions in order to ensure the development of a diverse pipeline for succession. The Committee considered the organisation design in the context of the Group’s strategic priorities and endorsed the approach to succession planning.
Information on the gender balance of senior management as well as the Board is included on page 100.
Performance evaluations
Following the external evaluation carried out in 2019 and an internal evaluation in 2020, during the year the Committee oversaw an internal evaluation of the Board and its Principal Committees, details of which are provided on page 94.
The Committee reviewed and discussed the outcomes of the Board and the Principal Committees’ evaluations, noting the largely favourable feedback and the overall conclusions as to the continued effectiveness of the Board and the Principal Committees.
In addition, the Committee reviewed and endorsed the approach to individual Director evaluations, involving the Chair undertaking individual feedback assessments with Directors and the SID gathering feedback from Directors to assess the performance of the Chair. Further details are also available on page 94.
Looking forward
In 2022, the Committee will continue to focus on Board refreshment plans, with particular focus on succession planning in respect of
Non-Executive
Directors approaching a nine-year tenure. I will also transition my responsibilities as Chair of the Committee to Deanna Oppenheimer.

Nomination Committee Report	IHG | Annual Report and Form 20-F 2021	103

Governance
Directors’ Remuneration Report
Remuneration Committee Chair’s statement

“As we have continued to navigate through the pandemic, management has kept focus on the long term and positioned the business well for recovery and to emerge stronger.”

Table of contents
104	Directors’ Remuneration Report
104	Remuneration Committee Chair’s statement
109	At a glance
110	Our approach to remuneration
115	Annual Report on Directors’ Remuneration (subject to an advisory vote at the 2022 AGM)

Framework for consideration of discretion
In line with the UK Corporate Governance Code, the Committee has adopted a formal framework which it will use to determine whether to exercise discretion. Some of the key factors the Committee consider are shown below.

As Chair of the Remuneration Committee and on behalf of the Board, I am pleased to present the Directors’ Remuneration Report for the year ended 31 December 2021.
We continued to be impacted by the pandemic through 2021 but, whilst volatility remains, we have moved from crisis to recovery and growth.
In-year
financial performance was strong and, in addition, we have remained focused on post-pandemic, long-term strategy. Management has undertaken bold steps, such as the review of the Holiday Inn and Crowne Plaza estate and digital, brand and loyalty initiatives to take advantage of post-Covid-19
trends and opportunities for future growth.
Financial performance has recovered strongly from 2020, with significant improvements in global RevPAR, fee margins and cash flow, and a final dividend of 85.9¢ is proposed in respect of 2021. Our people have responded incredibly to the challenges faced and it is encouraging to see that the health, safety and wellbeing support at both hotel and corporate levels, including the shift to hybrid working arrangements for the latter, has been so well received. Our overall employee engagement score of 85% is a significant achievement during a difficult period and places IHG as a Kincentric Global Best Employer. In early 2022, around 2,200 employees benefited from the first vesting of matching shares from our employee share plan and participation continues to increase, with 53% of eligible employees enrolled for the 2022 plan.
Our owners choose to work with IHG based on the trust they have in our brands and our track record in delivering returns. The review of our Holiday Inn and Crowne Plaza estate was therefore important to get right and it was very pleasing to see 83 hotels commit to improvements, protecting quality and brand perception. In addition, we continued to expand the strength and depth of our brand portfolio with the launch of Luxury & Lifestyle brand Vignette Collection and this is another important step in positioning the business for future growth opportunities.
The profound impact of
Covid-19
over the past two years has, however, presented challenges not only for the business but also for the Committee in recognising and rewarding performance, whilst also considering stakeholder experience and the already challenging talent management context. This is particularly evident in respect of long-term incentives, for which targets were set in a very different commercial and market context to the one in which we found ourselves. In considering how to reward performance in the context of the pandemic, the Committee has sought to take into account the experience of all of our stakeholders as well as the results that have been delivered by management.
Overview of 2021 remuneration outcomes
The key highlights of Executive Director incentive plan awards for 2021 are presented below and a detailed explanation and rationale for the Committee’s decisions are set out in this report:

•
The formulaic achievement on Annual Performance Plan (APP) metrics (operating profit from reportable segments, openings and signings) was 187.3% of target, resulting in awards for Executive Directors which were capped at the maximum payout of 200% of salary.

•
Formulaic achievement under the 2019/21 Long Term Incentive Plan (LTIP) was below the payout threshold across all measures. Targets were set in February 2019 and full year 2019 performance in isolation was at 57% of maximum (19% if pro-rated
across the full cycle), reflecting strong performance on absolute net system size growth (NSSG), cash flow and relative Total Shareholder Return (TSR), and was initially forecast to improve further over the cycle as noted on the next page.
2020-21
performance was significantly affected by the subsequent unforeseen impact of
Covid-19
on the business.

•	The Committee has evaluated the formulaic outcomes against the factors listed under its formal framework for considering the exercise of discretion (see top of page) and:

–
is satisfied that the APP outcome reflects both management performance and the experience of other key stakeholders, including shareholders and the wider workforce, as summarised over the following pages; but

–
has chosen to apply discretion to vest 20% of the shares awarded to Executive Directors under the 2019/21 LTIP. Further detail on the rationale for the Committee’s decision is set out over the following pages.

•	The total average of short- and long-term incentive plan awards for the period ending 2021 was therefore 59.5% of maximum. This compares to 15.5% for 2020 and 68.8% in 2019.

104	IHG | Annual Report and Form 20-F 2021

2019/21 LTIP award
On a formulaic basis, in line with the concerns we noted in last year’s report, the performance of the 2019/21 cycle is below the threshold for vesting on each of its measures. When the Committee reviewed performance towards the end of the first year of the performance period, the forecast vesting level was ~78%. However, the three absolute targets (cash flow, Total Gross Revenue (TGR), NSSG) were set pre-Covid-19,
and the severe travel industry impacts of the pandemic in the final two years of the cycle have rendered these targets unachievable; and an important factor in the relative TSR outcome is the strong performance of peer group companies with an operating footprint with a significantly higher weighting to the faster-recovering US economy market segment.
Taking the framework for discretion factors into account, the Committee’s view is that the formulaic outcome does not reflect the performance of the business in the crisis and has exercised its discretion to determine an overall vesting level of 20%, based on cash flow performance. The Committee took a qualitative and quantitative view of absolute and relative performance and management actions to address the exceptional circumstances resulting from the pandemic as well as considering the experience of our key stakeholders, including our people, shareholders, owners and guests. The detailed rationale of the Committee is as follows:

Committee determination
Measure and weighting	Formulaic outcome	Weighted discretionary outcome	Rationale

Cash flow (CF) (20%)	0%	20%
•
  The Committee has reviewed performance on this measure from a number of different perspectives, particularly from a wider company financial and strategic performance basis.

•
  For 2019 in isolation, performance was strong, being at maximum level on a pro-rated
basis as follows:

				Performance range $bn		Actual $bn	Component achievement	Weighted LTIP outcome
			For full cycle	1.87	2.49	1.78	0%	0%
			Pro-rated for 2019 only	0.524	0.698	0.700	100%	20%

Mathematically, on a
pro-rated
basis this 2019 performance contributes 6.67% vesting to the whole cycle.

•
  For 2020 and 2021, the original target became irrelevant, and instead the Committee has looked at the Executive Directors’ performance in the key area of cash flow and liquidity management, balancing the need to protect the business while continuing to invest in future growth including:

• managing through the impact of
Covid-19
without the need to raise new equity;

• securing interest cover and leverage ratio covenant waivers on existing debt agreements;

• accessing increased liquidity through:

–  £600 million of CCFF drawn down, which was repaid in March 2021;

–  issue of two new bonds in October 2020 and a tender on 2022 bonds, raising around net £600 million to provide longer term liquidity to the business;

•   protecting cash flow by prudent use of capital and reducing costs by $150 million ($75 million of which is sustainable for future years);

•  strong performance on working capital, targeted approaches to cash collections and management of expenditure; and

•  actions to mitigate potential IHG exposure in cash flows and manage cash outflows, leading to strong cash conversion and a reduction in net debt in both 2020 and 2021.

•
As a result:

•   positive adjusted free cash flow
a
of $29 million was generated in 2020, with the impact of
Covid-19
related revenue reductions partly offset by cost saving measures:

–  2021: $571 million; and

•   closing 2020 liquidity of $2.9 billion (comprised of $1.35 billion undrawn bank facilities and $1.575 billion of cash/cash equivalents):

–  2021: $2.7 billion.

•
  The Committee believes that management has done all it could to preserve IHG’s resilience and strategic capability for strong future growth, justifying full vesting for these years in the cash flow element of the LTIP cycle.

a
  Use of
Non-GAAP
measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as
Non-GAAP)
are presented that are used internally by management as key measures to assess performance.
Non-GAAP
measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on page 73 to 77 and reconciliations to IFRS figures, where they have been adjusted, are on pages 218 to 223.

Net system size growth (NSSG) (20%)	0%	0%
•
  This absolute target was set
pre-Covid-19,
at a time that we would have expected the industry supply growth to continue at least at the same pace as the preceding three years; in fact, there was a drop of 25% over
2020-21
compared to
2017-19,
making the absolute target unachievable.

•
  The Committee reviewed NSSG performance in detail from a number of different perspectives and ultimately concluded that, based on analysis of the data and context, it did not consider it appropriate to adjust the formulaic outcome of this absolute measure.

Total Gross Revenue (TGR) (20%)	0%	0%
•
  This absolute target was set
pre-pandemic
and rendered unachievable due to the severe market-wide decline in RevPAR and other revenues.

•
  Based on analysis of the data and context, the Committee did not consider it appropriate to adjust the formulaic outcome of this absolute measure.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2021	105

Governance
Directors’ Remuneration Report
continued
Remuneration Committee Chair’s statement
continued

Committee determination
Measure and weighting	Formulaic outcome	Weighted discretionary outcome	Rationale
Total Shareholder Return (TSR) (40%)	0%	0%
•
  The IHG share price has remained resilient through the latter part of 2020 and 2021 after recovering from an initial reduction in the first half of 2020.

•
  IHG delivered 17.9% TSR for the cycle; ahead of all European peers in the comparator group.

•
  However, the share price performance of some comparator group companies based primarily in the fast-recovering US market, with a weighting towards the economy segment, and with their shares listed on US stock markets which have performed better than the FTSE over this period, has resulted in IHG being below the threshold level for vesting on this relative measure.

•
  Based on analysis of the data and context, the Committee did not consider it appropriate to adjust the formulaic outcome of this measure.

Total	0%	20%
In summary, the Committee believes a 20% outcome acknowledges the strong performance of 2019 as well as the outstanding performance of management during the
Covid-19
crisis.
2021 APP award
Alongside operating profit from reportable segments, the 2021 strategic openings and signings measures were designed to provide in-year
focus on rooms growth in a severely constrained market, to complement the longer term three-year LTIP focus on overall net system size growth. The formulaic achievement against the APP measures would result in an award of 187.3% of target, or 215.4% of salary. However, awards for Executive Directors under the Directors’ Remuneration Policy are capped at a maximum payout of 200% of salary. The Committee feels the capped maximum APP award is justified given its view on the strong performance of the business in 2021 on both an absolute and relative basis:

Measure and weighting	Weighted outcome	Consideration of discretion

Operating profit from reportable segments (70%)	140%
•
  The targets were appropriately set, with a much wider and asymmetric range around the target outcome than in previous years, resulting in significantly greater stretch required on the upside and reflecting the context at the time; just as management had no visibility to the onset of
Covid-19
in 2020, there was little visibility of the shape and pace of recovery through 2021 and, in practice, there were variations in performance in regions and markets driven by different approaches to travel restrictions and vaccine roll-outs.

•
  Management delivered strong results against the key financial metrics which contribute to operating profit, including sustainable cost savings of $75 million (following on from 2020 cost savings of $150 million), whilst continuing to invest in growth opportunities, such as the launch of the Vignette Collection, and to focus on the quality of growth through the review of the Holiday Inn and Crowne Plaza estate.

•
  The Committee has reviewed the quality of underlying performance, including whether adjustments should be made to take account of this and concluded this was not necessary.

•
  On this basis, the Committee found no basis for applying negative discretion.

Signings (15%)	30%
•
  Targets were set appropriately, reflecting the typical nature of the pace at which the drivers of signings and openings respond during periods of recovery, and containing significant stretch to achieve outperformance.

•
  Absolute performance represented an impressive 23% improvement on the prior year.

•
  The Committee also assessed performance against our largest competitors, with IHG maintaining its share of signings throughout the pandemic. The Committee is satisfied that performance relative to our peers was competitive.

•
  See under ‘Openings’ below regarding the Committee’s assessment against Global Metrics performance.

•
  On this basis, the Committee found no basis for applying negative discretion.

Openings (15%)	17.3%
•
  Performance was ahead of target on this measure and represents 5% of prior year closing system size on a rolling year-on-year
basis.

•
  Despite supply chain issues and other delays due to the pandemic, which has made openings very challenging, we delivered year-on-year
growth and sequentially improved through the year.

•
  The Committee assessed performance relative to competitors and is satisfied that performance relative to our peers was competitive.

•
  The signings and openings measures are subject to the Committee assessing performance against the Company’s Global Metrics. The majority of metrics, six of 10, tracked above target or prior year performance. Of those with formal targets, five of six exceeded target.

•
  On this basis, the Committee found no basis for applying negative discretion.

		Overall, having also considered broader stakeholder perspectives (see next page), the Committee found no basis for applying negative discretion to the formulaic outcome of the 2021 APP.

Total	187.3%
Total 2021 variable incentive outcome
In addition to reviewing the individual LTIP and APP components as outlined above, and the wider stakeholder position as outlined below, the Committee took a holistic view of variable incentive outcomes and considered the overall outcome for 2021. In total, the 2021 APP and LTIP awards for Executive Directors represent 59.5% of the maximum potential value. This is consistent with historic overall reward outcomes, as outlined on page 120 in respect of the CEO, which have varied between 56.6% and 84.2% of maximum and averaged 67.1% in the previous 10 years excluding 2020. The 2019/21 LTIP cycle is also the first under which Executive Directors are subject to a two-year
post-vesting holding period. The Committee considers the combined 2021 LTIP and APP awards appropriate in this context.

106	IHG | Annual Report and Form 20-F 2021

Broader stakeholder perspectives
In considering the use of discretion, the Committee has taken into account the experience and views of wider stakeholders:

Wider workforce
•
  The APP measures of operating profit from reportable segments, openings and signings apply to the whole corporate employee population, along with a personal performance element below the Executive Committee (EC), with target bonus amounts determined by grade. The strong formulaic performance under the corporate measures will apply to and benefit this whole population. In addition, in view of the strong performance in 2021, an extra 20% is being added to the amount budgeted for the personal performance element to increase awards for those employees who performed the strongest during 2021.

•
  In the context of continuing retention and succession concerns below Board:

•  LTIP award-holders received an additional award in 2021, topping the 2018/20 cycle award up to 40%, and will receive an award in 2022 on the same basis in respect of the 2019/21 cycle in recognition of the significant additional work and effort required during these cycles as a result of the pandemic impact; and

•  in addition, separate
one-off
retention awards in the form of cash and deferred shares were made to core skill and succession talent individuals across the corporate population.

•  In contrast, Executive Directors received only the formulaic outcome of the 2018/20 LTIP (30.6% of maximum) and no 2020 APP award.

•
  In January 2022, the first matched share vesting took place under our employee share plan, as a result of which around 2,200 employees received free shares matched on a 1:1 basis.

•
  The overall employee engagement score of 85% exceeded that of external benchmarks by 8%.

•
  As explained on page 112, the employing entities for a number of UK leased hotels are part of the IHG group. All roles at all these hotels are paid above the living wage and zero-hour
contracts have been eliminated across this estate. From April 2022, all employees in these hotels will be paid above the real living wage. However, as a result of continued travel restrictions and hotel closures during 2021, some UK government support was obtained in respect of this workforce for the benefit of the hotel owner. The Committee has taken into account that, in respect of pay for these employees, IHG does not have decision rights and must be sensitive to the commercial circumstances of these leased hotels, the owner and equities across the owner’s wider business, and the employees of other owners of IHG hotels.

•
  In respect of the directly-employed corporate workforce, no UK government support for staff costs was obtained in either 2020 or 2021 and, following the reversal of the actions taken in 2020 outlined in last year’s report, no employees across the global corporate population were furloughed in 2021.

•
  Further considerations included under ‘Remuneration at IHG – the wider context’ on page 112.

Owners
•
  Favourable credit terms provided to assist with the impact of the pandemic.

•
  Agreement with owners to manage cash flow through utilisation of maintenance reserves.

•
  Expanded hotel procurement solutions to combat supply chain challenges and rising costs.

•
  Launched new hiring tools and support to recruit and retain talent.

•
  Continued review and evolution of brand standards to improve operational efficiency.

•
  Government advocacy carried out on behalf of owners.

Guests
•
  Flexible cancellation policy operated, and waiver of cancellation fees.

•
  Continued execution of IHG Way of Clean and IHG Clean Promise in our hotels.

•
  IHG Rewards membership status protection provided.

Shareholders
•
  IHG share price has remained resilient, ending 2021 1.9% up on the end of 2020 and 100% up on the lows of March 2020.

•
  The Board is proposing a final dividend of 85.9¢ in respect of 2021, and there is continued momentum in future growth, with our global pipeline equivalent to over 30% of the current system size and more than 40% under construction.

•
  Having listened to shareholder feedback at the time and refrained from using discretion for the 2018/20 LTIP cycle, we received positive and constructive feedback in consultations with shareholders on the potential use of discretion for the 2019/21 LTIP cycle.

2020/22 LTIP cycle
The Committee has continued to consider the impact of the pandemic on in-flight
LTIP awards and, whilst there is no intention to adjust incentive plan targets mid-cycle,
as noted in the 2020 Directors’ Remuneration Report in respect of the 2020/22 LTIP, the Committee:

•	continues to monitor a shadow target for cash flow, agreed at its October 2020 meeting after the initial impact of the pandemic became evident; and

•
remains minded not to reduce the relative NSSG vesting outcome based on the Return on Capital Employed (ROCE) underpin if this is not met for this cycle solely due to the impact of the pandemic on earnings.

The cash flow target for the 2020/22 LTIP cycle was set and prospectively disclosed in February 2020, before the fundamental global impact of the pandemic had become apparent. Within months, it was clear that it was very unlikely to be achievable for the three LTIP cycles including 2020 (2018/20, 2019/21 and 2020/22). The shadow target was based on assumptions of a full recovery over time and management focus on maintaining sustainable savings and disciplined cash management and was intended to provide a reference point to consider at the time of vesting.
The Committee’s current view is that the shadow target, as we look at it in early 2022 and given the range of unexpected developments since October 2020, remains a stretching and appropriate target. In the Committee’s view, the Delta variant, the 2021 second-wave lockdowns and global travel restrictions, and the subsequent impact of Omicron have all added headwinds that counter the stronger than expected recovery pace in the US. The Committee has therefore concluded that this shadow target will be highly relevant when considering the vesting of this cycle in early 2023. Following consultation with shareholders, the shadow target is disclosed on page 124 of this report.
In any event, the Committee will continue to assess the appropriateness of using discretion to adjust the formulaic outcomes upwards or downwards based on all relevant factors at the time of vesting of the award and in line with its formal framework for considering the exercise of discretion.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2021	107

Governance
Directors’ Remuneration Report
continued
Remuneration Committee Chair’s statement
continued

Implementation of Directors’ Remuneration Policy (DR Policy) in 2022
As covered in more detail on pages 124 to 125:

•	Salary increases for Executive Directors for 2022 will be in line with the budget for increases for the wider UK and US corporate populations and are made following an assessment of 2021 performance.

•	The non-financial measures for the 2022 Annual Performance Plan will remain as openings and signings, as in 2021, aligned to our key strategic objectives for recovery and our future growth priorities.

•
LTIP 2022/24 cycle measures will also remain as relative TSR (30%), relative NSSG (40%) and absolute cash flow (30%), with Total Gross Revenue having been replaced by increased weightings for cash flow and relative NSSG. Retaining the same balance of measures for the 2022/24 cycle keeps an overall relative performance focus, appropriate in a context of some continued uncertainty. It also retains the increased focus on NSSG, which is strategically key and, being relative, factors in the economic and market context and any related volatility that occurs.

Retirement benefits for incumbent UK Executive Directors will align with the maximum company contribution available to all other participants in the UK pension plan at the end of this year. As stated in last year’s report, and in line with our approved DR Policy, US retirement benefit arrangements, in which the CEO, Americas, participates, differ in a number of respects from UK pension arrangements, as explained on page 112. They are comprised of a 401(k) plan under which all corporate employees benefit from maximum employer contributions of a consistent 6% of salary, and a Deferred Compensation Plan for around 100 eligible senior employees under which all participants including the CEO, Americas can receive supplementary contributions of up to 16% of salary. These are common retirement benefit plans in the US market and, given the parity of treatment for all participants in each of these plans, as well as the importance of the CEO, Americas role to the business and the market competitiveness concerns over Executive Director pay, the Committee intends to maintain the arrangements as they relate to the CEO, Americas.
ESG considerations
Our Journey to Tomorrow Responsible Business plan was released early in the year, including new and updated commitments relating to our communities, people and planet and evolving the Company’s strategy in this area. The Responsible Business Committee report on page 100 and the Strategic Report on page 16 contain more information on our initiatives, reporting commitments and science-based targets.
The Committee takes a holistic approach to reviewing and implementing new remuneration targets, ensuring that they are aligned to Company strategy (see page 110), and has continued to work closely with the Responsible Business Committee and Company management team on a discrete ESG metric for Executive Director remuneration. During the year, the Committee reviewed options to align a remuneration metric with the new and wider Journey to Tomorrow commitments.
On environmental metrics, we continue to improve our data integrity and, in 2021, launched an automated data collection project across our hotels globally as part of our ongoing improvements to IHG’s Green Engage, our online environmental management platform. We have also launched the Hotel Energy Reduction Opportunities (HERO) tool, which will be key to helping our hotels target energy, carbon and water reductions. This work to support our hotels to decarbonise and measure our performance is important as it will enable us to reach the targets we have set across our franchise properties (scope 3). On other potential ESG metrics, including those with a people focus, further work will be undertaken in 2022 to assess baselines and performance as initiatives relating to new commitments roll-out
throughout the business. This approach is being taken to help ensure that truly stretching but achievable targets, based on robust systems and data, can be set for incentive plan purposes.
In the meantime, as outlined on page 124, ESG criteria, such as annual energy reduction, employee engagement and guest satisfaction performance, will continue to form a key element of the Committee’s overall assessment of performance against IHG’s Global Metrics in considering the potential application of discretion to the formulaic outcomes of the 2022 APP strategic measures.
Wider workforce remuneration and employee engagement
As outlined on page 112, the approach to remuneration is aligned throughout the organisation and, during the year, the Committee reviewed a number of aspects of the Company’s wider workforce remuneration policy, including the approach to fairness in reward, retention arrangements, and arrangements for UK hotel employees.
Concluding thoughts
The Committee, including myself as the Committee Chair, are fully aware that the use of discretion in relation to the 2019/21 LTIP outcome may not be considered to be in line with best practice or with the normal expectations of some investors and proxy agencies. The Committee has considered and debated these matters at length, with a strong focus on achieving an outcome which is fair and equitable for all of our key stakeholders, as outlined above, which rewards management in regards to performance in an unforeseen crisis, and which recognises the highly competitive global talent market that we operate in.
About this report
As always, we strive to make this report as easy to read as possible. Following this statement, the ‘At a glance’ section provides an illustration of 2021 remuneration outcomes and, over the following pages, there is a summary of how executive remuneration aligns to company strategy; an overview of our approved DR Policy and its alignment with the UK Corporate Governance Code principles; a summary of remuneration across the wider workforce; and, on pages 113 to 114, further background on the Remuneration Committee. The Annual Report on Directors’ Remuneration on pages 115 to 125 will be put to an advisory vote by shareholders at the May 2022 Annual General Meeting.
Jo Harlow
Chair of the Remuneration Committee
21 February 2022

108	IHG | Annual Report and Form 20-F 2021

At a glance
Executive Director remuneration
2021 actual remuneration vs potential remuneration
The charts below show the 2021 potential remuneration opportunity and actual achievement compared to the 2020 actual achievement.
The relevant figures for each of the elements that make up the single total figure of remuneration, as shown below for the Executive Directors, can be found in the table on page 115. See page 110 for the key to individual elements of actual remuneration for 2020 and 2021.
2020 salaries were reduced for part of the year as explained in the 2020 Annual Report.

How we performed in 2021
Very strong performance against target for operating profit from reportable segments and signings, together with strong opening results, meant that the formulaic 2021 APP achievement was 187.3% of target, resulting in awards for Executive Directors which were capped at the maximum payout of 200% of salary. Under the LTIP, the impact of
Covid-19
meant the formulaic outcomes were below threshold on all measures. On the basis of the excellent start to the cycle in 2019 and the subsequent exceptional performance on the management of cash flow in the context of the pandemic, as outlined on pages 105 to 106, the Committee exercised discretion to vest 20% of the maximum award.

Measures used for APP[a]

15%
15%
70%
Operating profit from reportable segments
Room signings
Room openings

Operating profit from reportable segments ($m)

Threshold
222.0
Maximum
443.0
Target
296.0
Actual
535.1

Room signings (k rooms)

Threshold
52.4
Maximum
64.0
Target
58.2
Actual
68.9

Room openings (k rooms)

Threshold
39.0
Actual
44.0
Target
43.3
Maximum
47.6

Measures used for LTIP[a]

20%
40%
20%
20%
Total Shareholder Return
Total Gross Revenue
Net system size growth
Cash flow

Before discretion

Cash flow ($bn)

Threshold
1.87
Maximum
2.49
Actual
1.78

After discretion

Cash flow (vesting percentage)

Threshold
20
Maximum
100
Actual
100

a Further details of APP and LTIP outcomes can be found on pages 116 to 117.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2021	109

Governance
Directors’ Remuneration Report
continued
Our approach to remuneration

How to use this report	⬛ Salary	AUDITED
Within the Directors’ Remuneration	⬛ Benefits	Audited information Content contained within a tinted panel highlighted with an ‘Audited’ tab indicates that all the information within the panel is audited.
Report we have used colour coding	⬛ Pension benefit
to denote different elements of	⬛ Annual Performance Plan (APP)
remuneration. The colours used and	50% cash and 50% deferred shares
the corresponding remuneration	⬛ Long Term Incentive Plan (LTIP)
elements are:	⬛ Shareholding

Table of contents
110	Our approach to remuneration
110	Link to strategy
111	Summary of our approved Directors’ Remuneration Policy
112	Remuneration at IHG – the wider context
113	Remuneration Committee details
Over the following pages of the report, we give an overview of how our remuneration arrangements are aligned to our purpose, ambition and strategic priorities. We have included a summary of our approved DR Policy on page 111, together with a reminder of how the Committee has addressed Provision 40 of the 2018 UK Corporate Governance Code in respect of remuneration policy and practice. Alignment of pay structures throughout the organisation and the implementation of remuneration policy across the wider workforce is covered on page 112. Pages 113 to 114 contain a summary of Committee actions during the year.
Aligning variable elements of remuneration to strategy
Variable elements of remuneration are linked to our strategy through our four strategic priorities, our purpose and ambition.

Our purpose	Our ambition

True Hospitality	To deliver
for Good	industry-leading
net rooms growth

Our strategic priorities

Build loved and trusted brands	Create digital advantage

Customer centric in all we do	Care for our people, communities and planet

Element	Measures	Link to strategy	Explanation

Annual Performance Plan (APP)	Operating profit

•
 The strength and breadth of our portfolio, tailored services and solutions, and our technology and platforms drive consumer preference, owner returns and rooms growth; all contributing to our revenues and profit.

•
 Openings and signings are two of our key drivers of system size and central to our ambition to deliver industry-leading rooms growth.

•
 Aligned to our people, communities and planet strategy, the Remuneration Committee will review performance on Global Metrics, including key ESG measures (Employee engagement, Guest Love, Responsible Business) in considering the potential application of discretion to formulaic outcomes on APP strategic objective measures.

•
 Our ambition is to deliver high-quality, industry-leading net rooms growth so it is important that this forms a key element of our management team’s Long Term Incentive Plan.

•
 Enhancing our customer and owner offer and developing our brands at scale in high-value markets drives sustained growth in cash flows and profits over the long term, which can be reinvested in our business and returned to shareholders.

Room signings
Room openings
Global Metrics
Long Term Incentive Plan (LTIP)	Relative Total Shareholder Return
Relative net system size growth
Cash flow

110	IHG | Annual Report and Form 20-F 2021

Summary of approved Directors’ Remuneration Policy

Element	2022	2023	2024	2025	2026	Framework	Purpose
Fixed

Base salary						Increases generally in line with the range applying to the corporate population. Reviewed annually and fixed for 12 months from 1 April.	To recognise the value and impact of the role and the individual’s skills, performance and experience.

Benefits						Relevant benefits are aligned to the typical level for the role/location.	To be competitive and consistent with role/location; to help recruit and retain.

Pension/ Retirement benefit
A Defined Contribution or cash in lieu amount for UK Directors. Employee contributions with matching company contributions. Salary is the only part of pay that is pensionable. See further details regarding UK and US pension benefit on page 112.
To be competitive and consistent with role/location; to help recruit and retain.

Variable

Annual Performance Plan (cash)	Cash					Maximum opportunity is 200% of salary; 70% based on operating profit measure and 30% on key strategic objectives; 50% of the award is deferred into shares for three years.	To reward the achievement of stretching targets that support the Company’s annual financial and strategic goals. For 2022, the key strategic objectives are:

Annual Performance Plan (deferred shares)		Deferral					• room signings (15% weighting); and • room openings (15% weighting).

Long Term Incentive Plan (LTIP)	Performance			Deferral		The maximum potential LTIP quantum is 350% of salary for the CEO and 275% of salary for other Executive Directors; a two-year post-vest holding period applies.
A focus on industry-leading net rooms growth is at the heart of our strategy, balanced by a Return on Capital Employed (ROCE) underpin to reflect our commitment to deliver quality growth whilst maintaining returns. Together with TSR and cash flow, there is a strong alignment between Executive Director remuneration and shareholder interests.

The Committee has considered the remuneration policy and practices in the context of Provision 40 of the UK Corporate Governance Code, as follows:

Principle	IHG’s approach

Clarity
We always seek to set and report our performance-related measures, targets and outcomes in a clear, transparent and balanced way, with relevant and timely communication with all of our stakeholders. Our reward policies drive engagement throughout the workforce with an aligned approach to performance-related reward. Through the combination of short- and long-term incentive plan measures, the DR Policy is structured to support financial objectives and the strategic priorities of the business which deliver shareholder returns and long-term value creation. Further alignment with shareholder interests is driven by the significant proportion of share-based incentives and Executive Director shareholding requirements.

Simplicity
Our remuneration structure comprises straightforward, conventional and well-understood components. The purpose, structure and strategic alignment of each element is clearly laid out in the remuneration policy summary table:

•
 fixed pay: base salary, pension and benefits that are consistent with role and location;

•
 short-term incentive: annual performance-related bonus which incentivises and rewards the delivery of financial and non-financial
strategic objectives;

•
 long-term incentive: a share-based award which incentivises performance over a three-year period and is based on measures which drive long-term sustainable growth.

Predictability	The range of possible values of rewards for Executive Directors is clearly disclosed in graphical form both at the time of approving the policy and in the annual implementation report.

Risk
Our DR Policy contains a number of elements to ensure that it drives the right behaviours to incentivise the Executive Directors to deliver long-term sustainable growth and shareholder returns and to reward them appropriately:

•
 the maximum short- and long-term incentive awards are capped as a % of salary;

•
 the Committee has clear discretion policies, linked to specific measures where necessary, to override formulaic outcomes;

•
 Executive Directors agree to clear and comprehensive malus and clawback provisions; and

•
 significant shareholding requirements apply for Executive Directors.

Proportionality
Individual rewards are aligned to the delivery of strategic business objectives. The Committee sets robust and stretching targets to ensure that there is a clear link between the performance of the Group and the awards made to Executive Directors and others.

Alignment to culture
IHG has a clear purpose and well-established values and behaviours. The alignment between remuneration incentives and our strategy for high-quality growth, and the KPIs which underpin the delivery of our strategy, is outlined on page 110. Other elements of reward, such as salary reviews and, across the wider workforce, the short-term incentive plan and our global recognition scheme, reward employees for performance and actions which demonstrate our values and behaviours.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2021	111

Governance
Directors’ Remuneration Report
continued
Our approach to remuneration
continued

Remuneration at IHG – the wider context
How our reward practices are aligned across all levels of the organisation
Our approach to fairness in reward is an important aspect of our overall reward philosophy (see below) and is designed to attract and retain the best talent, with a focus on championing a diverse and inclusive culture where employees can thrive. The reward philosophy is supported by a robust governance approach aimed at having fair and consistent reward and recognition practices across our employee population, regardless of gender and other aspects of diversity, and that there is an alignment between the wider direct workforce and executive remuneration. We regularly review our approach externally, ensuring we meet the needs of employees by offering market-driven reward packages.
Examples of alignment and implementation of wider workforce reward strategy in 2021

Elements of reward	Participants	Commentary
Fixed
⬛ Salary	All
In the 2021 base salary review process, we continued to build on our simplified performance management process to include the use of manager discretion to make one-off
adjustments within the overall merit budget in order to address equity and talent recognition, particularly in the context of the pay actions taken in 2020 in response to the impact of
Covid-19
on the business. This allowed the merit budget to be targeted on areas where it would have the most impact.

⬛ Benefits	All
For 2021, we aligned the levels of healthcare cover offered in the UK across all UK corporate employees. Globally, we continued to roll-out
our wellness offer to support our employees’ health and wellbeing and to adapt to a changing and flexible working environment, including an enhanced parental leave policy in the US for corporate employees.

⬛ Pension benefit	All
Pension and retirement benefits are provided in the UK and US in line with market practice.

UK:
the contribution rate for corporate and eligible hotel employees in the IHG UK pension plan is aligned with a 2:1 matching ratio up to a maximum of 6% of salary from employees and 12% from the Company. During 2021, following a review by the plan trustee and consultation with an employee member forum, the investment options for participants were updated to include funds with an ESG focus.

US
: US retirement saving plans are made up of a 401(k) plan which has a 1:1 matching contribution ratio up to a maximum of 6% of salary for eligible corporate employees and a Deferred Compensation Plan (DCP) which provides for supplementary company contributions of up to 16% provided at senior levels (a historic grandfathered rate of 20% applies for a small number of employees who were already receiving this rate when it was removed from 1 January 2017).

Variable
⬛ Annual Performance Plan (APP)	All
All corporate employees share common corporate performance metrics with the Executive Committee and Executive Directors. For senior management (generally at Executive Committee level and their direct reports), a proportion of bonus is deferred into shares for a three-year period. In 2021, we aligned the weightings of metrics for all corporate employees below Executive Committee level and increased the focus on rewarding performance by rebalancing the APP measures so that a greater portion of an award can be achieved through an employee’s individual performance and contribution.

⬛ Long Term Incentive Plan (LTIP)	All
Senior/mid-management
and certain specialist roles are eligible for a Long Term Incentive Plan (LTIP). Performance-based LTIP largely applies at the level of Executive Committee and their direct reports; RSUs typically apply for eligible employees below this level (see below).

⬛ Restricted Stock Units (RSUs)	Excludes Executive Directors
In line with typical market practice, particularly in the US, and due to line-of-sight
over performance measures, a gradually greater proportion of the LTIP award is made as RSUs (which are not subject to performance conditions but still align employee interests with those of shareholders) for eligible roles from the Executive Committee down.

⬛ Colleague Share Plan	Wider workforce only
IHG matches the number of shares purchased on a
1-for-1
basis. Our employee share plan is available to around 98% of our corporate employees below the senior/mid-management
level (who receive LTIP and RSU awards). Participation increased from 49% in 2020 to 50% in 2021 and to 53% in 2022; matching shares from the 2020 plan vested in January 2022.

Our reward philosophy
Our reward arrangements are competitive, drive creation of value for stakeholders and make us think and act as one team.
Learning and support
To assist employees and managers in implementing the discretionary performance-related elements of merit and APP, we introduced a diversity, equity & inclusion statement on making fair reward decisions consistent with our Code of Conduct, which managers were familiarised with as part of the process. Furthermore, during 2021, corporate employees completed more than 10,000 hours of conscious inclusion training.
UK hotel employees
Following the acquisition of a number of UK hotels in 2019, employing entities for the estate’s hotels were transferred to IHG. Employment terms, including remuneration and benefits, have largely remained in place on their pre-acquisition
basis to date. In common with the model for managed hotels generally, IHG provides hotel management support to the owner of these UK leased hotels.
This includes making recommendations to the UK leased estate owner on matters including pay. Such recommendations are made in line with the corresponding process for other directly-employed employees, based on market insight and experience. Decisions on implementing changes to pay are ultimately determined by the hotel estate owner in the context of their own commercial position and equities across their wider portfolio. All roles at all hotels are paid above the living wage and zero-hour
contracts are not utilised in any part of the UK leased estate.
Employee engagement on pay
The 2021 employee engagement scores for participating hotel and reservations employees and general managers on the questions relating to reward and recognition exceeded our survey provider’s top quartile benchmark. See page 114 for details.

112	IHG | Annual Report and Form 20-F 2021

Remuneration Committee details

2021 focus areas

•	Review and approval of 2020 remuneration outcomes and 2021 structures and targets

•	In-year performance and relative performance tracking

•	Wider workforce remuneration matters

•	ESG in incentives and Green Engage progress

•	Consideration of discretion relating to 2021 remuneration outcomes

•	2022+ structures and targets

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
Membership and attendance at meetings
Details of the Committee membership and attendance at meetings are set out on page 81.
During 2021, the Committee was supported internally by the Company Chair, the Group’s CEO and CFO, and the heads of Human Resources and Reward as necessary. All attend by invitation to provide further background information and context to assist the Committee in its duties. They are not present for any discussions that relate directly to their own remuneration or where their attendance would not be appropriate.
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
Patrick Cescau,
Non-Executive
Chair, is subject to 12 months’ notice and is in compliance with Provision 19 of the UK Corporate Governance Code. No other
Non-Executive
Directors are subject to notice periods; all
Non-Executive
Directors are subject to an annual
re-election
by shareholders at the AGM.
Effectiveness of the Committee
The effectiveness of the Committee is monitored and assessed regularly by the Chair of the Committee and the Chair of the Board.
Remuneration advisers
In 2019, the Committee undertook a competitive tender process and IHG appointed Deloitte LLP to act as independent adviser to the Committee and they commenced work in October 2019. Deloitte is a member of the Remuneration Consultants Group and, as such, operates under the code of conduct in relation to executive remuneration consulting in the UK. The Committee is satisfied that the advice received is objective and independent. Fees of £143,850 were paid to Deloitte in respect of advice provided to the
Committee in 2021. This was in the form of an agreed fee for support in preparation of papers and attendance at meetings, with work on additional items charged at hourly rates. The terms of engagement for Deloitte are available from the Company Secretary’s office upon request. Separately, other parts of Deloitte LLP also advised the Company in relation to corporation tax, mobility and consulting services.
Board changes
During the year, Anne Busquet stepped down from the Board and Daniela Barone Soares was appointed to the Board as a
Non-Executive
Director; Richard Anderson was also appointed to the Board as a
Non-Executive
Director, however, he had to step down a few months later. Dale Morrison retired from the Board from 31 December 2021 and Graham Allan was appointed as Senior
Non-Executive
Director from 1 January 2022. The remuneration arrangements in respect of all changes were in line with the approved DR Policy and are covered on page 123.
Approach to target setting
Targets are set by the Committee and senior management, taking into account IHG’s growth ambitions and long-range business plan, market expectations and the circumstances and relative performance at the time, with the aim of setting stretching achievement targets for senior executives which will reflect successful outcomes for the business based on its strategic and financial objectives for the period.
Absolute targets may be set relative to budget and/or by reference to prior results, generally containing a performance range with additional stretch to incentivise outperformance as well as minimum performance levels for payout. Relative targets are set against an appropriate comparator group of companies for the relevant measure, for example, relative NSSG in the LTIP was set against our six largest competitors with over 500k rooms to reflect our industry-leading growth ambition.
Shareholder engagement
The Committee recognises that there exists a range of views across the shareholder base in relation to the pay of Executive Directors and therefore engages in regular shareholder consultation. We consulted with shareholders and proxy agencies in early 2021 and prior to the AGM on the implementation of remuneration policies for the year ahead and matters relating to in-flight
LTIPs. At the 2021 AGM, we were pleased to receive a vote of 92.43% in favour of the 2020 Directors’ Remuneration Report.
Shareholder experience and the views of shareholders are fundamental aspects of the Committee’s framework for the consideration of the use of discretion in relation to incentive plan outcomes. As such, we carried out consultations with leading shareholders and a proxy agency again in early 2022. We discussed the performance of management which, in the Committee’s view, had delivered strong results and a more resilient company coming out of the pandemic. This performance is sustainable and has not been at the expense of stakeholders, as outlined on page 107.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2021	113

Governance
Directors’ Remuneration Report
continued
Our approach to remuneration
continued

However, forecast results showed that the formulaic outcomes of LTIP targets would likely not reflect this extraordinary effort and, if left unaddressed, would risk further aggravation to existing retention and talent challenges.
Valuable and constructive feedback was provided by shareholders and a proxy agency and, overall, shareholders were generally receptive to the potential use of discretion to increase the LTIP outcome, so long as there was sufficient and robust justification. The Committee’s decision and detailed rationale is outlined on pages 105 to 107.
The most recent round of consultations also covered matters relating to in-flight
LTIPs and progress on the inclusion of ESG in executive remuneration. Views expressed by shareholders will also be taken into consideration as the Remuneration Committee reviews the DR Policy in 2022 ahead of putting the policy to shareholder vote in 2023. We will engage in further consultation as the DR Policy develops.
Wider workforce remuneration and employee engagement
As outlined on page 112, IHG operates an aligned approach to remuneration throughout the organisation. During the year, the Committee reviewed aspects of the Company’s wider workforce remuneration approach as part of their regular meeting agenda, including the approach to fairness in reward, retention arrangements, and arrangements for UK hotel employees.
The Company engaged with the workforce through its employee engagement survey which covers a number of areas, including pay and benefits competitiveness, and was updated for 2021 to provide greater insights on areas such as wellness and inclusion.
As part of 2021 Board engagement with the workforce, the Committee Chair met with representative employee groups from our US and Philippines populations to discuss Executive Director remuneration and how IHG’s remuneration principles apply to employees throughout the organisation. Neither group shared any concerns with Executive Director remuneration.
In the Philippines, employees gave feedback on pay and benefits competitiveness and recent developments in the context of home working. Discussions on Executive Director remuneration with the US employee group led to constructive feedback on development and career progression opportunities and aspects of diversity and inclusion.
As noted on page 112, perceptions of reward and recognition gained strong results across our hotel, reservations and general manager populations:

The Company’s approach to wider workforce engagement under the UK Corporate Governance Code is set out on page 112.

Voting at the Company’s AGMs
The current DR Policy was subject to a vote at the 2020 AGM. The outcome of the votes in respect of the DR Policy and Report for 2019 to 2021 are shown below:

	Directors’ Remuneration Policy (binding vote)					Directors’ Remuneration Report (advisory vote)
AGM	Votes for		Votes against		Abstentions	Votes for		Votes against		Abstentions
2021	–		–		–	137,628,120		11,277,368		106,271
						(92.43%	)	(7.57%	)
2020	112,098,213		33,210,269		3,308,499	143,279,761		5,212,375		124,844
	(77.14%	)	(22.86%	)		(96.49%	)	(3.51%	)
2019	–		–		–	120,939,401		23,116,948		3,867,287
						(83.95%	)	(16.05%	)
Jo Harlow
Chair of the Remuneration Committee
21 February 2022

114	IHG | Annual Report and Form 20-F 2021

Annual Report on Directors’ Remuneration

The Annual Report on Directors’ Remuneration explains how the Directors’ Remuneration Policy (DR Policy) was implemented in 2021 and the resulting payments each of the Executive Directors received.
This report is subject to an advisory vote by shareholders at the 2022 AGM. The notes to the single figure table provide further detail, where relevant, for each of the elements that make up the total single figure of remuneration for each of the Executive Directors.

  AUDITED

Single total figure of remuneration – Executive Directors
		Fixed pay				Variable pay

				⬛ Pension
		⬛ Salary	⬛ Benefits	benefit	Subtotal	⬛ APP	⬛ LTIP		Subtotal	⬛ Total
Executive Directors	Year	£000	£000	£000	£000	£000	£000	a	£000	£000

Keith Barr	2021	857	41	214	1,112	1,727	337		2,064	3,176

	2020	712	45	178	935	0	549		549	1,484

Paul Edgecliffe-Johnson	2021	630	19	158	807	1,270	248		1,518	2,325

	2020	524	21	131	676	0	391		391	1,067

Elie Maalouf b	2021	606	53	118	777	1,221	251		1,472	2,249

	2020	531	30	65	626	0	379		379	1,005

a	LTIP figures for 2020 relate to the 2018/20 LTIP cycle and have been restated using actual share price on date of vesting. Figures for 2021 relate to the value of shares for the 2019/21 cycle.

b	Elie Maalouf is paid in USD and the sterling equivalent is calculated using an exchange rate of $1 = £0.73 in 2021 and $1 = £0.78 in 2020 (page 158).

Notes to single figure table
Fixed pay

⬛
Salary:
salary paid for the year. Salary increases in 2021 were in line with the budget for the wider UK and US corporate workforce. 2020 salaries were reduced for part of the year as explained in the 2020 Annual Report.

⬛
Benefits:
for Executive Directors, this includes, but is not limited to, taxable benefits such as company car or allowance and healthcare. Under HM Revenue and Custom rules, the 2021 figure for the non-UK
based Director, Elie Maalouf, includes some travel and food expenses that were not previously reported.

⬛	Pension benefit: for current Executive Directors, in line with DR Policy, the value of IHG contributions and any cash allowances paid in lieu of pension contributions.
Keith Barr and Paul Edgecliffe-Johnson did not participate in any IHG pension plan in 2021 and instead received cash allowances of 25% of base salary; this will reduce to the maximum level available to all other participants in the UK pension plan at the end of 2022.
Life assurance cover is provided for both Keith and Paul at four times base salary.
Elie Maalouf participated in the US 401(k) Plan and the US Deferred Compensation Plan (DCP). The US 401(k) Plan is a
tax-qualified
plan providing benefits on a defined contribution basis, with the member and company both contributing.
Contributions made by, and in respect of Elie Maalouf in these plans for the year ended 31 December 2021 were:

£ a
Director’s contributions to US Deferred Compensation Plan	168,917

Director’s contributions to US 401(k) Plan	18,980

Company contributions to US Deferred Compensation Plan	109,829

Company contributions to US 401(k) Plan	8,468

Age of Director at 31 December 2021	57

a	Sterling values have been calculated using an exchange rate of $1 = £0.73.
As outlined in last year’s report, Elie’s retirement benefit is in line with other senior US employees and comprises a 6% of salary matched contribution (subject to IRS limits in respect of 401(k) contributions) and a 16% of salary supplemental employer DCP contribution.
Variable pay
⬛
APP
(cash and deferred shares)
Operation
Award levels are determined based on salary at 31 December 2021 and are based on achievement vs target under each measure. For operating profit from reportable segments, the 2021 award was set on the basis of a payout range of
+/-10%
of target payout for performance of +/-$25m of target performance. Outside of this range, payout would be on a straight-line basis between threshold and -$25m and between +$25m and maximum. For room openings and room signings, the award was set on a straight-line basis between threshold and target, and target and maximum:

•	threshold is the minimum level that must be achieved for there to be an award in relation to that measure; subject to Committee discretion, no award is made for achievement below threshold.

•	target is the target level of achievement and results in a target award for that measure.

•	maximum is the level of achievement at which a maximum award for that measure is received (capped at 200% of salary).
The Committee formally reviews performance against IHG’s Global Metrics as part of the APP structure in considering whether to apply discretion to adjust outcomes on the strategic measures.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2021	115

Governance

Directors’ Remuneration Report
continued
Annual Report on Directors’ Remuneration
continued

    AUDITED

APP outcome for 2021
The performance measures for the 2021 APP were determined in accordance with the DR Policy and were:

•	operating profit from reportable segments (70%);

•	room signings (15%); and

•	room openings (15%).
Target award was 115% of salary and maximum was up to 200% of target for each measure, subject to an overall cap on the award of 200% of salary. The tables below show threshold, target and maximum opportunity, as well as weighting and actual 2021 achievement.
APP measures – % of total award

APP

				Weighted

Performance		Achievement	Weighting	achievement

Operating profit from reportable segments: performance relative to target

Threshold	$222m	50%

Target	$296m	100%	70%	140.0%

Maximum	$443m	200%

Actual	$535.1m	200%

Room signings (k rooms)

Threshold	52.4	50%

Target	58.2	100%	15%	30.0%

Maximum	64.0	200%

Actual	68.9	200%

Room openings (k rooms)

Threshold	39.0	50%

Target	43.3	100%	15%	17.3%

Actual	44.0	139.2%

Maximum	47.6	200%

Operating profit from reportable segments is a
Non-GAAP
measure and excludes certain items from operating profit. Additionally, in determining operating profit from reportable segments for APP purposes, budgeted exchange rates for the year are used to ensure like-for-like
comparison with the APP target set at the start of the year.

Operating profit from reportable segments (at actual exchange rates) (see page 158)	$533.6m

Difference due to exchange rates	$1.5m

Operating profit from reportable segments (at 2021 budget exchange rates)	$535.1m

LTIP 2019/21 (granted in 2019)
Awards are made annually and eligible executives will receive shares at the end of that cycle, subject to achievement of the performance conditions. Conditions and weighting are described on page 117.
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
Following the acquisition and delisting of Millennium & Copthorne Hotels PLC by City Developments Limited in October 2019, a Singapore-based real estate company, it was removed from the comparator group for the 2019/21 cycle.
The share price in respect of the 2018/20 LTIP cycle has been restated using the volume weighted average price of 5,072p for Keith Barr and Elie Maalouf and 5,143p for Paul Edgecliffe-Johnson on the date of actual vesting on 24 February 2021. There is a slight difference in the share price at the date of vesting for Keith Barr and Elie Maalouf as our share administration portal holds shares for participants who are US citizens in a separate entity to non-US
participants. Final vesting transactions are therefore carried out separately, resulting in a slight share price variation based on the timing that the two transactions take place. The corresponding values shown in the 2020 report (prior to the actual vesting) were an estimate calculated using an average share price over the final quarter of 2020 of 4,460p.
LTIP outcome for 2019/21 cycle
The performance measures for the 2019/21 three-year LTIP cycle were determined in accordance with the DR Policy and were:

•	Total Shareholder Return (40%);

•	Total Gross Revenue (20%);

•	net system size growth (20%); and

•	cash flow (20%).
The following tables show threshold and maximum opportunity, as well as weighting and actual achievement, based on the formulaic outcomes against the three-year targets set in 2019, and following the application of Committee discretion, for each performance measure.
LTIP measures – % of maximum opportunity

116	IHG | Annual Report and Form 20-F 2021

    AUDITED

	Performance Targets				Discretionary

Performance measure and weighting	Target	% Vesting	Result	Formulaic achievement	outcome

Total Shareholder Return:	Maximum	Maximum	Outcome	Below threshold	0%
Three-year growth relative to average	83.4%	100%	17.9%

of competitors	Threshold	Threshold
40%	26.0%	20%

Total Gross Revenue:	Maximum	Maximum	Outcome	Below threshold	0%
based on IHG’s performance against	$5.63bn	100%	$-7.92bn

an absolute Total Gross Revenue target	Threshold	Threshold
20%	$3.94bn	20%

Net system size growth:	Maximum	Maximum	Outcome	Below threshold	0%
based on IHG’s performance against	159.0k rooms	100%	84.6k rooms

an absolute NSSG target	Threshold	Threshold
20%	111.3k rooms	20%

Cash flow:	Maximum	Maximum	Reported Outcome	Below threshold	20%
based on IHG’s performance against,	2.49bn USD	100%	1.49bn USD

an absolute cash flow target	Threshold	Threshold	Adjusted Outcome
20%	1.87bn USD	20%	1.78bn USD

Adjustments to cash flow outcome
Over the performance period of the 2019/21 LTIP award there have been events that have impacted IHG’s cash flow that were unquantified or unforeseen when the original targets were set. In line with the adjustments reported in the 2019 and 2020 Annual Reports, the table below shows the reconciliation between reported cash flow and the outcome for the 2019/21 LTIP.

Reconciliation	Cash flow $bn

Reported cash flow from operations	2.06

Net cash from investing activities	(0.57)

Reported outcome per definition	1.49

Six Senses acquisition	0.29

Adjusted outcome	1.78

Adjustment to net system size growth outcome
The formulaic NSSG LTIP outcome above includes the same adjustment reported for the 2018/20 cycle last year to exclude the removal from IHG brands of rooms associated with the SVC portfolio towards the end of 2020 due to the SVC management agreement termination. The formulaic outcome also includes an adjustment to exclude room removals incremental to our normal level due to the Holiday Inn and Crowne Plaza estate review in 2021. These events were not budgeted for at the time of setting the 2019/21 targets and the Committee, in its judgement, considered it was appropriate to adjust for them on the basis of its view that LTIP participants should not have been disincentivised from making these decisions in the long-term interest of shareholders.

LTIP
As outlined in the Chair’s Statement on pages 104 to 108, the Remuneration Committee has exercised its discretion to adjust the formulaic outcome of the 2019/21 LTIP. This cycle will vest on 23 February 2022 and is the first under which Executive Directors are subject to a two-year
post-vest holding period. The individual outcomes for this cycle are shown below.
The share price of 4,858p used to calculate the 2019/21 LTIP cycle value shown in the single figure table is the average over the final quarter of 2021.

		Maximum	% of maximum	Outcome	Total value	Value of award
		opportunity at grant	opportunity	(number of shares	of award	attributable to share
Executive Director	Award cycle	(number of shares)	vested	awarded at vest)	£000	price appreciation
Keith Barr	LTIP 2019/21	34,693	20%	6,938	337	-7
Paul Edgecliffe-Johnson	LTIP 2019/21	25,509	20%	5,101	248	-5
Elie Maalouf	LTIP 2019/21	25,802	20%	5,160	251	-5

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2021	117

Governance

Directors’ Remuneration Report
continued
Annual Report on Directors’ Remuneration continued

  AUDITED
Other outstanding awards
Scheme interests awarded during 2020 and 2021
During 2020 and 2021, awards were granted under the LTIP cycle and made to each Executive Director over shares with a maximum value of 205% of salary in 2020 and a maximum value of 350% in 2021 for the CEO and 275% for all other Executive Directors using an average of the closing mid-market
share price for the five days prior to grant, as in the table below. These are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period.
The vesting date for the 2020/22 LTIP award is the day after the announcement of our financial year 2022 Preliminary Results in February 2023. These awards will vest to the extent performance targets are met and will then be held in a nominee account for a further two years, transferring to the award-holder in February 2025.
The vesting date for the 2021/23 LTIP award is the day after the announcement of our financial year 2023 Preliminary Results in February 2024. These awards will vest to the extent performance targets are met and will then be held in a nominee account for a further two years, transferring to the award-holder in February 2026.
Although the approved DR Policy permitted award levels of 350% and 275% of salary respectively for the CEO and other Executive Directors for the 2020/22 cycle, the actual awards granted for this cycle were made at the previous maximum award level of 205% for all Executive Directors. Prior to making the awards, the Committee noted the views of some investors in relation to the size of share awards where the share price had fallen substantially relative to the prior year’s grant and the potential windfall gains which could occur if and when share prices recovered. The grant price for the 2020/22 cycle was £34.96, representing a reduction of ~29% from the grant price for the 2019/21 cycle awards. The use of lower maximum opportunity levels resulted in fewer shares being awarded to the Executive Directors than would have been the case if awards were granted at the levels permitted under the DR Policy (~41% fewer shares in the case of the CEO and ~25% fewer for the other Executive Directors). The Committee will consider whether it is appropriate to adjust the formulaic outcome at the time of vesting, including taking into account the movement in share price between grant and vesting dates, in the context of any potential windfall gains.

Executive Director	Award date	Maximum shares awarded	Market price per share at grant £	Face value of award at grant £000	Number of shares received if minimum performance achieved
2021/23 cycle
Keith Barr	10 May 2021	59,385	50.88	3,022	11,877
Paul Edgecliffe-Johnson	10 May 2021	34,310	50.88	1,746	6,862
Elie Maalouf	10 May 2021	32,525	50.88	1,655	6,505
2020/22 cycle
Keith Barr	12 May 2020	49,153	34.96	1,718	9,830
Paul Edgecliffe-Johnson	12 May 2020	36,140	34.96	1,263	7,228
Elie Maalouf	12 May 2020	38,463	34.96	1,345	7,692
Performance measures and consideration of discretion
The performance measures for the 2020/22 cycle are as agreed in the 2020 DR Policy: Relative TSR, Total Gross Revenue (TGR), net system size growth and cash flow for the three years ending 31 December 2022. NSSG is a relative measure and is measured to 30 September rather than 31 December due to the timing of publication of competitor data. Minimum performance is equal to 20% of the maximum award.
As noted in the 2020 Directors’ Remuneration Report, TGR was removed from the LTIP measures for the 2021/23 cycle, which covers the three years ending 31 December 2023, and the weightings for relative NSSG and absolute cash flow were both increased, maintaining a similar balance between absolute and relative measures as for the previous cycle. TGR is heavily impacted by the pace and shape of market RevPAR recovery, which is outside of management’s control and remained very unpredictable at the time of setting targets.
Relative NSSG for both cycles is subject to the achievement of a ROCE underpin of 20%, below which the Committee has the discretion to reduce the outcome for the measure. The underpin was introduced to ensure IHG’s high returns on capital were prioritised in strategic decision-making (e.g. M&A activity) as opposed to simply reflecting trading performance. As noted in last year’s report and the Chair’s letter to this year’s report, the Committee is minded not to reduce the NSSG vesting outcome for the 2020/22 cycle if the underpin is not met by reason only of the impact on earnings of the pandemic.
As noted in the Chair’s Statement on pages 104 to 108, the Committee is tracking a shadow cash flow target in respect of the 2020/22 LTIP cycle and has indicated that this shadow target will be highly relevant when considering the vesting of this cycle in early 2023. The shadow target is disclosed on page 124 of this report.
Any use of discretion, including the factors influencing the decision, will be clearly communicated in the Directors’ Remuneration Report for the year in which the decision is made.

118	IHG | Annual Report and Form 20-F 2021

    AUDITED
Executive Directors’ shareholdings and share interests
The Committee believes that share ownership by Executive Directors and senior executives strengthens the link between the individuals’ personal interests and those of shareholders.
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
Percentages are calculated using the 31 December 2021 share price of 4,781p.
The full guideline minimum shareholding requirement continues for six months after cessation of employment and 50% of the requirement continues for an additional six months. As a part of this requirement, since 2019, shares have been granted and all unvested awards held in a nominee account with Executive Directors required to electronically sign an agreement to the terms of the grant, including the post-employment shareholding requirement.
Shares and awards held by Executive Directors at 31 December 2021: % of salary

Percentages have been calculated using a combined tax and social security rate of 47% for Keith Barr and Paul Edgecliffe-Johnson and a rate of 45.1% for Elie Maalouf.

Current Directors’ shareholdings
The APP deferred share awards are not subject to performance conditions. Details on the performance conditions to which the unvested LTIP awards are still subject can be found on page 118. There have been no changes in the shareholding interests of any of the Directors since the end of the financial year up to the publication of this report.
Shares and awards held by Executive Directors at 31 December 2021: number of shares

	Number of shares held outright		APP deferred share awards		LTIP share awards (unvested)		Total number of shares and awards held

	2021	2020	2021	2020	2021	2020	2021	2020

Keith Barr	81,830	70,279	26,696	37,705	143,231	119,227	251,757	227,211

Paul Edgecliffe-Johnson	58,723	53,376	19,137	26,751	95,959	86,479	173,819	166,606

Elie Maalouf	74,698	67,428	19,625	25,417	96,790	88,691	191,113	181,536

Other information relating to Directors’ remuneration
Consideration of discretion
The Committee’s consideration of discretion in respect of 2021 remuneration outcomes is covered in detail on pages 104 to 107.
During the year, the Committee also continued to track the forecast vesting outcome for the 2020/22 LTIP cycle. No decisions will be made until the end of the cycle’s performance period, however, the Committee’s approach for the cash flow target and ROCE underpin for the 2020/22 cycle is described on pages 124 and 125.
Dividends paid to Executive Directors
No dividends were paid out by IHG in 2021.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2021	119

Governance

Directors’ Remuneration Report continued
Annual Report on Directors’ Remuneration
continued

Relative performance graph
InterContinental Hotels Group PLC is a member of the FTSE 100 share index, and the graph below shows the Company’s Total Shareholder Return (TSR) performance from 31 December 2011 to 31 December 2021, assuming dividends are reinvested, compared with the TSR performance achieved by the FTSE 100.

Chief Executive Officer’s remuneration
The table below shows the Chief Executive Officer’s single figure of total remuneration for the 10 years to 31 December 2021.

Single figure	CEO	2012	2013	2014		2015	2016	2017		2018		2019	2020	2021
Single figure of remuneration (£000)	Keith Barr							2,161		3,143	a	3,376	1,484	3,176

	Richard Solomons	4,881	3,131	6,611	b	3,197	3,662	2,207	c

Annual incentive received (% of maximum)	Keith Barr							69.7		84.1		58.7	0	200.0

	Richard Solomons	68.0	74.0	74.0		75.0	63.9	66.8

Shares received under the LTIP (% of maximum)	Keith Barr							46.1		45.4		78.9	30.6	20.0

	Richard Solomons	100.0	59.0	56.1		50.0	49.4	46.1

a
For Keith Barr, the 2018 figure includes a
one-off
cash payment for relocation costs in lieu of benefits received whilst on international assignment prior to CEO position, fully explained in the 2017 report.

b	For Richard Solomons, the 2014 figure includes a one-off cash payment in respect of pension entitlements which was fully explained in the 2014 report.

c	In respect of period 1 January to 30 June 2017.
Growth of company vs growth of CEO pay
As an additional point of reference, the chart below shows CEO single figure table remuneration over the past 10 years as disclosed above, excluding the 2014 one-off
cash payment to Richard Solomons in respect of pension entitlements, and the Company’s net system size growth, a key metric in our Long Term Incentive Plan, and in our Annual Performance Plan in recent years, and aligned to our ambition. Subject to performance achievements, increased LTIP grant levels made since 2021 under the approved 2020 Directors’ Remuneration Policy should in due course contribute towards bridging the gap between the growth in pay of the CEO and the growth of the Company.

120	IHG | Annual Report and Form 20-F 2021

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
On a
like-for-like
population basis with our original disclosure in the 2018 Annual Report, the median ratio has increased from 26:1 in 2020 to 42:1 in 2021 but is down on the pre-pandemic
years of 2018 and 2019. 2020 was impacted by actions taken on pay as outlined in the 2020 Annual Report and lower variable incentive pay. In 2021, the strong performance in the APP has benefited both the CEO and the wider corporate population. LTIP awards below the Executive Committee in the form of restricted stock and top-up
awards below the Board meant that the 2019/21 LTIP award values were lower as a percentage of maximum for the CEO than other eligible employees. On this basis, the Company believes the median pay ratio for the relevant financial year is consistent with the pay, reward and progression policies for the Company’s UK employees taken as a whole, and as outlined on page 112.

Population excluding hotel
		Full population			employing entities
Year	Method	25th	Median	75th	25th	Median	75th

Financial year ended 31 December 2021	Option C	163:1	65:1	41:1	57:1	42:1	28:1

Financial year ended 31 December 2020	Option C	89:1	44:1	25:1	35:1	26:1	18:1

Financial year ended 31 December 2019	Option C	180:1	122:1	59:1	71:1	49:1	32:1

Financial year ended 31 December 2018	Option C	–	–	–	72:1	48:1	29:1

The 2018, 2019 and 2020 figures have been restated to reflect the value of the CEO’s LTIP awards on the date of actual vesting rather than the estimated vesting levels used in the respective years’ Annual Reports.
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

•
role-specific specialist plans apply in certain areas such as corporate reservations, sales, hotel development and General Managers of IHG managed, owned, leased and managed lease hotels. The target and maximum amounts that can be earned under these plans are typically a higher percentage of base salary for more senior employees, which in turn affect the pay ratio; and

•	incentive plans for other corporate employees are typically based on a combination of individual performance and the Group’s operating profit from reportable segments.
Calculation methodology and supporting information
Option C has been selected for the identification of the percentile employees. IHG prefer to use this method as we are able to produce the most accurate total remuneration figure for all UK employees on a basis comparable with the statutory reporting for Executive Directors using the most available data at the time of producing the Annual Report. Specifically, this involves:

•
compiling all monthly payroll data for all UK employees from 1 January to 31 December 2021 detailing complete variable and fixed remuneration, including pension and taxable benefits such as company car or allowance and healthcare; and

•	valuing APP for the corporate workforce based on actual 2021 company performance metrics and budgeted target personal performance so that it reflects the same input as for the CEO data.
Option C requires three UK employees to be identified as the equivalent of the 25th, 50th and 75th percentile. Having identified these employees, the 2021 remuneration is calculated on the same basis as the CEO single total figure of remuneration.
The 2021 salary and total pay for the individuals identified at the lower, median and upper quartiles are set out below.

		25th		75th
		percentile	Median	percentile
Year		pay ratio	pay ratio	pay ratio

Financial year ended 31 December 2021 – Full population	Salary £	18,285	44,281	59,597

	Total remuneration £	19,540	49,020	77,832

Financial year ended 31 December 2021 – Excluding hotel employing entities	Salary £	44,027	61,125	81,239

	Total remuneration £	55,732	75,055	115,377

Relative importance of spend on pay
The chart below sets out the actual expenditure of the Group in 2021 and 2020, showing the differences between those years. Further information, including where 2020 figures have been restated, can be found in the Group Financial Statements starting on page 128 and the accompanying notes.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2021	121

Governance

Directors’ Remuneration Report
continued
Annual Report on Directors’ Remuneration
continued

Annual percentage change in remuneration of Directors compared to employees
The table below shows the percentage change in all Directors’ remuneration compared to that of an average employee between the financial years ended 31 December 2019 to 31 December 2021.
The remuneration figures for the Directors were taken from the data used to compile the single figure tables of remuneration shown on pages 115 and 123 excluding any rounding up or down. No employees are directly employed by the Group’s Parent Company, so the average employee data for this year’s report is based on the same UK corporate employee population as that on which the CEO pay ratio is calculated. Salaries were reduced for part of the year in 2020, accounting for the year-on-year
variations for both 2020 vs 2019 and 2021 vs 2020. Elie Maalouf’s salary is paid in USD but reported in the single figure table in GBP and, as such, his year-on-year
change is also impacted by changes in exchange rates between years.
No bonus was paid to Executive Directors or other corporate employees for 2020, which is reflected in the bonus percentage changes for both
2019-20
and
2020-21.
Non-Executive
Directors are not eligible for a bonus.
Taxable benefits for
Non-Executive
Directors are largely constituted of travel expenses, which were significantly impacted by travel restrictions during 2020 and 2021, whereas Executive Director and average employee taxable benefits typically comprise elements of their reward package such as company car or allowance and healthcare benefits.

	Year-on-year change 2021 vs 2020			Year-on-year change 2020 vs 2019
	Salary	Bonus	Taxable benefit	Salary	Bonus	Taxable benefit
Executive Directors
Keith Barr	20%	100%	-9%	-14%	-100%	25%
Paul Edgecliffe-Johnson	20%	100%	-8%	-13%	-100%	-14%
Elie Maalouf	14%	100%	79%	-15%	-100%	-10%
Non-Executive Directors
Patrick Cescau	18%	N/A	-80%	-13%	N/A	-53%
Graham Allan	–	N/A	–	–	N/A	–
Daniela Barone Soares	–	N/A	–	–	–	–
Arthur de Haast	18%	N/A	-1%	–	N/A	–
Ian Dyson	18%	N/A	-100%	-13%	N/A	-90%
Duriya Farooqui	–	N/A	–	–	N/A	–
Jo Harlow	18%	N/A	100%	-13%	N/A	-94%
Jill McDonald	18%	N/A	-1%	-13%	N/A	-87%
Sharon Rothstein	–	N/A	–	–	N/A	–
Average employee	3%	100%	-11%	-6%	-100%	-9%
No data has been reported for Graham Allan, Duriya Farooqui and Sharon Rothstein as they joined the Board in 2020 therefore only part-year data is available which does not enable a comparison with 2021. Similarly, Daniela Barone Soares joined the Board during 2021 so there will be no full year data comparisons for her in 2021 and 2022.
As stated in the notes to the single figure table on page 115, under HM Revenue and Custom rules, the 2021 taxable benefits figure for the non-UK
based Executive Director, Elie Maalouf, includes some travel and food expenses that were not previously reported, accounting for the year-on-year
change figure for taxable benefits in 2021 vs 2020. Ian Dyson did not incur any expenses in 2021 but incurred expenses of £229.55 in 2020 relating to attending the February 2020 Board meeting, hence the percentage change for 2021 vs 2020 is
-100%.
Jo Harlow incurred expenses of £128.65 in 2020, also relating to the February 2020 Board meeting, and £257.21 in 2021 relating to the December 2021 Board dinner, hence the percentage change for 2021 vs 2020 is 100%. These expenses for Ian and Jo are below £500 so round down to £nil for the respective years in the single figure table on page 123.

AUDITED
Payments for loss of office There were no payments for loss of office in 2021. Pension entitlements No Executive Director is entitled to any Defined Benefit pension or related benefit from IHG.	Payments to past Directors – benefits Sir Ian Prosser Sir Ian Prosser, who retired as Director on 31 December 2003, had an ongoing healthcare benefit of £1,408.90 during the year.

122	IHG | Annual Report and Form 20-F 2021

    AUDITED
Single total figure of remuneration:
Non-Executive
Directors

	Committee appointments	Date of original appointment	Fees £000		Taxable benefits £000		Total £000

Non-Executive Director			2021	2020	2021	2020	2021	2020

Patrick Cescau		01/01/13	444	377	1	7	445	384

Graham Allan		01/09/20	78	24	0	0	78	24

Richard Anderson		01/03/21	20	–	0	–	20	–

Daniela Barone Soares		01/03/21	65	–	0	–	65	–

Anne Busquet		01/03/15	28	66	1	1	29	67

Arthur de Haast		01/01/20	78	66	0	0	78	66

Ian Dyson		01/09/13	104	88	0	0	104	88

Duriya Farooqui		07/12/20	78	5	0	0	78	5

Jo Harlow		01/09/14	104	88	0	0	104	88

Jill McDonald		01/06/13	92	78	0	0	92	78

Dale Morrison		01/06/11	112	95	1	2	113	97

Sharon Rothstein		01/06/20	78	38	0	0	78	38

See page 81 for Board and Committee membership key and attendance.
Fees:
Fees are paid in line with the DR Policy. Anne Busquet stepped down from the Board on 7 May 2021, Richard Anderson stepped down on 26 May 2021 and Dale Morrison stepped down on 31 December 2021 so all fees and taxable benefits for these Directors ceased on those dates.
Benefits:
For
Non-Executive
Directors, benefits include taxable travel and accommodation expenses to attend Board meetings away from the designated home location. Under concessionary HM Revenue and Custom rules, non-UK
based
Non-Executive
Directors are not subject to tax on travel expenses for the first five years; this is reflected in the taxable benefits for Anne Busquet, Duriya Farooqui, Dale Morrison and Sharon Rothstein. Due to global restrictions on travel during 2020 and 2021 as a result of the pandemic, only the February 2020 Board meeting was held in person so taxable travel and accommodation expenses are lower again this year.
Other:
Non-Executive
Directors are not eligible for any incentive awards or for any pension contributions or benefit.
Shares held by
Non-Executive
Directors at 31 December 2021:
The
Non-Executive
Directors who held shares are listed in the table below:

Non-Executive Director	2021	2020

Patrick Cescau	11,135	11,135

Daniela Barone Soares	316	–

Ian Dyson	1,500	1,500

Arthur de Haast	1,000	1,000

Jo Harlow a	950	950

a	Shares held in the form of American Depositary Receipts.
There have been no changes in the shareholding interests of any of the Directors since the end of the financial year up to the publication of this report.
Fees:
Non-Executive
Directors
The fees for
Non-Executive
Directors are reviewed and agreed annually in line with the DR Policy; 2022 increases are in line with the budget for the wider UK and US corporate workforce and an increase was waived in 2021. Graham Allan was appointed as Senior
Non-Executive
Director from 1 January 2022. The fee levels for 2022 will be as follows:

Non-Executive Director	Role	2022 £000	2021 £000

Patrick Cescau	Chair of the Board	461	444

Graham Allan	Senior Independent Director	116	78

Daniela Barone Soares	Non-Executive Director	81	78

Arthur de Haast	Non-Executive Director	81	78

Ian Dyson	Chair of Audit Committee	108	104

Duriya Farooqui	Non-Executive Director	81	78

Jo Harlow	Chair of Remuneration Committee	108	104

Jill McDonald	Chair of Responsible Business Committee	95	92

Sharon Rothstein	Non-Executive Director	81	78

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2021	123

Governance

Directors’ Remuneration Report
continued
Annual Report on Directors’ Remuneration
continued

Implementation of Directors’ Remuneration Policy in 2022
This section explains how the DR Policy will be applied in 2022.
Salary: Executive Directors
Directors’ salaries are agreed annually in line with the DR Policy.
The following salaries will apply from 1 April 2022.

Executive Director	Increase %	2022 £	2022 $	2021 £	2021 $
Keith Barr	4	897,900		863,300
Paul Edgecliffe-Johnson	4	660,200		634,800
Elie Maalouf a	4		870,100		836,600

a
Elie Maalouf is paid in USD and his annual base salary for 2020 and 2021 is shown in USD. The sterling equivalent values calculated using an exchange rate of $1 = £0.78 in 2021 and $1 = £0.73 in 2022 are: 2021 – £652,548 and 2022 – £635,173.

The increases above are in line with the budget for the wider UK and US corporate workforce.
2020/22 LTIP cycle cash flow target
As explained on page 118, the Committee has determined that the shadow cash flow target it set as a point of reference in October 2020 will be highly relevant when considering the vesting of this cycle in early 2023. Following consultation with shareholders, the shadow target is disclosed below.

Measure	Definition	Weighting	Original performance objective	Shadow performance objective

Absolute cash flow	Cumulative annual cash generation over three-year performance period	20	Threshold – US 1.91bn (20% of cash flow element vests); Maximum – US 2.54bn (100% of cash flow element vests); and Vesting will be on a straight-line basis in between the two points above.	Threshold – US 0.82bn (20% of cash flow element vests); Maximum – US 1.09bn (100% of cash flow element vests); and Vesting will be on a straight-line basis in between the two points above.

Measures for 2022 APP
The 2022 APP structure is in line with the approved DR Policy and will be based on a 70% weighting for a measure of operating profit from reportable segments and a 30% weighting for other key strategic measures that are reviewed annually and set in line with business priorities. Operating profit from reportable segments is a focal measure of business performance for our shareholders and is a function of other critical measures, such as RevPAR, profit margin and fee revenues. The Committee has determined that for 2022, it remains important to the Company’s strategic objectives to focus on new room openings and new room signings in the APP. New room openings are critical to driving both short- and long-term profitable growth and are a recognised key performance measure across the industry, while new room signings provide the best gauge of future growth as they create the path for openings in future years, which will in turn drive profit and revenue growth. The two strategic measures will be equally weighted, with each worth 15% of the overall APP. The targets are commercially sensitive and will be disclosed in the 2022 Annual Report.

Measure	Definition	Weighting (%)	Performance objective

Operating profit from reportable segments	A measure of IHG’s operating profit from reportable segments for the year	70	Achievement against target

Room signings	Absolute number of new room signings	15	Achievement against target

Room openings	Absolute number of new room openings	15	Achievement against target

As part of the APP structure, the Committee considers whether to apply discretion to adjust outcomes on the strategic measures following a review of performance against IHG’s Global Metrics. These are based on a range of KPIs including several ESG measures such as energy reduction, employee engagement and guest satisfaction. As per the 2021 plan, 2022 performance against the Global Metrics, together with data on relative performance against peers, will be tracked and used by the Committee as reference points in considering whether to use discretion to adjust the formulaic outcome of the strategic measures.
2022/24 LTIP cycle performance measures and targets
For 2022/24, we propose to retain the same measures and weightings as the 2021/23 cycle, again excluding Total Gross Revenue (TGR). TGR is driven mainly by RevPAR and NSSG but also includes other forms of revenue, such as food and beverage and spas. Setting a TGR target remains challenging in the context of limited visibility over the short-to-medium
term, given factors including:

•	the potential volatility caused by future new variants of Covid-19;

•	the performance volatility resulting in countries following a zero Covid-19 strategy;

•	unpredictability around the trajectory of international travel recovery; and

•	while leisure travel demand is strong, continuing uncertainty around the shape of international business travel re-emergence.

124	IHG | Annual Report and Form 20-F 2021

The measures for the 2022/24 LTIP cycle are as follows:

Measure	Definition	Weighting (%)	Performance objective

Relative Total Shareholder Return (TSR)	IHG’s performance against a comparator group of global hotel companies: Accor S.A., Choice Hotels International Inc., Hilton Worldwide Holdings Inc., Hyatt Hotels Corporation, Marriott International Inc., Melia Hotels International S.A., NH Hotels Group, and Wyndham Hotels & Resorts Inc. TSR is the aggregate of share price growth and dividends paid, assuming reinvestment of dividends in the Company’s shares during the three-year performance period.	30
Threshold – median of comparator group (20% of TSR element vests);

Maximum – upper quartile of comparator group (100% of TSR element vests); and

Vesting will be on a straight-line basis in between the two points above.

Relative net system size growth with ROCE underpin	IHG’s aggregated compound annual growth rate (CAGR) against our six largest competitors with over 500k rooms: Marriott International, Inc., Hilton Worldwide Holdings Inc., Accor S.A., Jin Jiang International Holdings Company Limited, Wyndham Hotels & Resorts Inc., Choice Hotels International Inc. Targets will be set based on increased room count that is consistent with the relevant company’s business plan objectives and practice as at the start of the LTIP cycle.	40
Threshold – Fourth ranked competitor excluding IHG (20% of NSSG element vests);

Maximum – First ranked competitor excluding IHG (100% of NSSG element vests); and

Vesting will be on a straight-line basis in between the two points above.

This measure is subject to the achievement of a Return on Capital Employed underpin. See below for further details.

Absolute cash flow	Cumulative annual cash generation over three-year performance period.	30	Threshold – US 1.58bn (20% of cash flow element vests); Maximum – US 2.11bn (100% of cash flow element vests); and Vesting will be on a straight-line basis in between the two points above.

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
For the 2022/24 LTIP cycle, the underpin will remain at the 20% level set for the previous two cycles. Under normal circumstances, the Committee considers this an appropriate level to protect shareholder interests without disincentivising the pursuit of long-term strategically advantageous return-enhancing opportunities, which could have a short-term impact on ROCE. However, it should be noted that, as outlined on page 107, the Committee is minded not to reduce the NSSG outcome if the ROCE underpin is not met for the 2020/22 cycle solely due to the impact on earnings of the pandemic. Performance and vesting outcomes and any use of discretion will be fully disclosed and explained in the relevant Directors’ Remuneration Report.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2021	125

Governance
Statement of compliance

Our statement of compliance summarises how the Group has applied the principles of the 2018 UK Corporate Governance Code (available at
www.frc.org.uk/directors
under UK Corporate Governance Code) as published in July 2018 (the Code) and comments on compliance with the Code’s provisions.
This should be read in conjunction with the Strategic Report on pages 2 to 77, and Governance, including the Directors’ Remuneration Report, on pages 80 to 125, as a whole.
The Board considers that the Group has complied in all material respects with the Code’s provisions for the year ended 31 December 2021, save as noted below in respect of provision 38.

1.	Board Leadership and Company Purpose

A.	The role of the Board
The Board continues to lead the Group’s strategic direction and long-term objectives. Further responsibilities of the Board are set out on page 88.
The Board met eight times during 2021 and all Directors continue to act in what they consider to be in the best interests of the Company, consistent with their statutory duties. Further details of 2021 Board meetings, including information on matters discussed and decisions taken by the Board are set out on pages 89 to 91, attendance information is on page 81, skills and experience and biographical information is on pages 82 to 84.
A description of IHG’s business model is set out on pages 10 to 13. An assessment of the principal risks facing the Group is included on pages 40 to 47.
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

B.	The Company’s purpose, values and strategy
Our purpose is to provide True Hospitality for Good. A description of how IHG does business, including an overview of our culture and values, is included on pages 36 to 38. Culture and people were particularly prominent on the Board’s agenda as the Group recovered from the pandemic. A summary of the Board’s activities in relation to the Voice of the Employee is included on page 101. An outline of the Group’s approach to rewarding its workforce is contained on pages 24 to 25, 108 and 112.

C.	Resources
The Board delegates oversight of the allocation of
day-to-day
resources to management (principally through the Executive Committee).
Information on the Group’s key performance indicators, including the measures used to monitor them, is included on pages 50 to 53.
A summary of the procedures for identifying and discussing emerging risks is set out on page 40.

D.	Shareholders and stakeholders
The Board engaged actively throughout 2021 with shareholders and other stakeholders. The Chair held a number of meetings with major institutional shareholders to discuss the role of the Board and other general governance issues, following which the Chair ensured that their views were communicated to the Board as a whole. Further details are on page 92.
Information on the Board’s consideration of and engagement with other stakeholders, including employees, suppliers, hotel owners and guests, is included on pages 20 to 28, 39, 90 and 91, 101, 107, 108, 112 and 114.

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
Patrick Cescau leads the operation and governance of the Board and its Committees. The Chair has been in post for nine years and was independent on appointment. Provision 19 of the Code states that a chair should not remain in post beyond nine years from the date of their first appointment to the Board but this period can be extended for a limited time to facilitate effective succession planning.
In January 2022, the Company announced that Patrick will retire from the Board effective 31 August 2022, to be succeeded by Deanna Oppenheimer. The duration of Patrick’s tenure beyond nine years is considered appropriate to facilitate an orderly transition to Deanna.

G.	Board composition
The size and composition of the Board and its Committees are kept under review by the Nomination Committee to ensure the appropriate combination of Executive and
Non-Executive
Directors. Details of the composition of the Board and Committees are available on pages 81 to 84.
At least half of the Board, excluding the Chair, are Independent
Non-Executive
Directors. Provision 10 of the Code considers the independence of
Non-Executive
Directors and circumstances that might impair their independence, including holding office for over nine years and cross-directorships. Dale Morrison served on the Board for over 10 years and was the Senior Independent Director until his retirement on 31 December 2021. In this role, he acted as the lead on the recruitment of a new Chair. The appointment of a new Chair was a key priority during 2021, accordingly the Board judged it appropriate for Dale to remain as a Director while the process continued. In light of his extended tenure, the Board carefully considered Dale’s commitments and contribution and concluded that he had remained an Independent
Non-Executive
Director during his tenure.
Daniela Barone Soares was appointed to the Board from 1 March 2021 and at that time both she and Jo Harlow were Independent
Non-Executive
Directors of Halma plc. As Daniela did not stand for
re-election
as a Director of Halma plc and retired from its Board on 22 July 2021, the Board did not consider either of their independence as
Non-Executive
Directors of the Company to be impaired.
Regarding the Chair succession referred to above, while Patrick Cescau was not part of the Search Committee that led the search process, it was noted that Patrick and Deanna Oppenheimer held a cross-directorship at Tesco PLC from March 2012 to April 2015. As the cross-directorship was over six years prior to Deanna’s appointment to the Board, the Board did not consider either of their independence as
Non-Executive
Directors of the Company to be impaired.

H.	Non-Executives
Non-Executive
Director terms of appointment outline IHG’s time commitment expectations required to fulfil their role. The commitments of each Director are included in the Directors’ biographical details on pages 82 to 84. Details of
Non-Executive
Director appointment terms are set out on page 113.
The Chair annually reviews the time each
Non-Executive
Director dedicates to IHG as part of the internal performance evaluation of Directors (see page 94) and is satisfied that their other duties and time commitments do not conflict with those as Directors.

126	IHG | Annual Report and Form 20-F 2021

Dale Morrison was Senior Independent
Non-Executive
Director (SID) from 31 May 2014 to 31 December 2021 and was succeeded by Graham Allan from 1 January 2022. The SID provides a sounding board for the Chair and serves as an intermediary for the other Directors and shareholders. Graham also led the annual performance review of the Chair (see page 94).
After each Board meeting,
Non-Executive
Directors and the Chair meet without Executive Directors being present (see page 88).

I.	Policies, processes, information and resources
The Chair and Company Secretary ensure that the Board and its Committees have the necessary policies and processes in place and that they receive timely, accurate and clear information. The Board and its Committees also have access to the Company Secretary, independent advice and other necessary resources, at the Company’s expense. They receive administrative and logistical support of a full-time executive assistant. See page 88 for more details.

3.	Composition, Succession and Evaluation

J.	Appointments
Appointments to the Board are led by the Nomination Committee in accordance with its Terms of Reference (available on our website at
www.ihgplc.com/investors
under Corporate governance). The Nomination Committee also supports the Board in succession planning for the Board and senior management. Further details of the role of the Nomination Committee and what it did in 2021 are in the Nomination Committee Report on pages 102 to 103. The overall process of appointment and removal of Directors is overseen by the Board as a whole.
All of the Directors retire and seek election or
re-election
at each AGM.

K.	Skills
Details of the skills, experience and biographical information of the Board are set out on pages 82 to 84.
The Chair and Company Secretary ensure that new Directors receive a full induction and that all Directors continually update their skills and have the requisite knowledge and familiarity with the Group to fulfil their role (see page 93).
The length of service of
Non-Executive
Directors is reviewed regularly, details of the review in 2021 are included on page 103.

L.	Annual evaluation
The Board undertakes either an internal or external annual Board effectiveness evaluation. The last external evaluation was carried out in 2019, so in 2021 an internal Board evaluation was conducted. A summary of the evaluation is set out on page 94.
Performance evaluations of Directors, including the Chair, are also carried out on an annual basis. Directors’ biographies are set out on pages 82 to 84 and details of performance evaluations carried out in 2021 are on page 94.

4.	Audit, Risk and Internal Control

M.	Audit functions
The Audit Committee is comprised entirely of Independent
Non-Executive
Directors (see page 81 for membership details). Ian Dyson, the Chair of the Committee, has recent and relevant financial experience and the Committee as a whole has competence relevant to the sector in which we operate. Details of the Committee’s role, responsibilities and activities are set out on pages 95 to 99.
The Audit Committee reviewed the effectiveness of the Group’s internal audit function and also assessed PricewaterhouseCoopers LLP’s performance during 2021, including its independence, effectiveness and objectivity. Details of these reviews are set out in the Audit Committee Report on pages 95 to 99.

N.	Assessment of the Company’s position and prospects
The Statement of Directors’ Responsibilities (including the Board’s statement confirming that it considers that the Annual Report and Form
20-F,
taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position, performance, business model and strategy) is set out on page 130.
The status of IHG as a going concern is set out in the Directors’ Report on page 230. An explanation of the Group’s performance, business model, strategy and the risks and uncertainties relating to IHG’s prospects, including the viability of the Group, is set out in the Strategic Report on pages 2 to 77.

O.	Risk management
The Board determines the nature and extent of the principal risks the organisation is willing to take to achieve its strategic objectives. An assessment of the principal and emerging risks facing the Group was carried out during the year, including those risks that would threaten the Group’s business model, future performance, solvency or liquidity and reputation (see pages 40 to 47 for further details of the principal risks). The Board and Audit Committee monitor the Group’s risk management and internal controls systems and conduct an annual review of their effectiveness. Throughout the year, the Board has directly, and through delegated authority to the Executive Committee and the Audit Committee, overseen and reviewed all material controls, including financial, operational and compliance controls. See pages 40 to 47, and 95 to 99.

5.	Remuneration

P.	Remuneration policies and practices
The Remuneration Committee is responsible for developing policy on executive remuneration and determining remuneration packages of Directors and senior management. The Directors’ Remuneration Report is set out on pages 104 to 125. Details of the Remuneration Committee’s focus areas during 2021 are set out on page 113 and its membership details are on page 81.
Provision 38 of the Code states that pension contribution rates for executive Directors should be aligned with those available to the workforce. As explained in the Annual Report and
20-F
2019, this is already the case for new UK appointments and will be the case for existing UK Executive Directors from January 2023. US retirement benefit arrangements differ in a number of ways from the UK and include a Deferred Compensation Plan for senior employees. Given the importance of the CEO, Americas’ role to the business and the market competitiveness concerns over Executive Director pay, the arrangements as they relate to the CEO, Americas are to be maintained. Further details can be found on page 108.

Q.	Procedure for developing policy on executive remuneration
Details of how the Directors’ Remuneration Policy (DR Policy) was implemented in 2021 and the implementation of the DR Policy in 2022, are set out on pages 115 to 125.
During 2021, no individual Director was involved in deciding his or her own remuneration outcome.

R.	Independent judgement and discretion
The Remuneration Committee has formal discretions in place in relation to outcomes under the APP and LTIP, and these are disclosed as part of the DR Policy, which is set out on pages 110 to 117 of the Company’s Annual Report and Form
20-F
2019. When determining outcomes under these plans, the Committee considers whether it is appropriate to adjust outcomes under these discretions, taking account of the Group’s performance, relative performance against competitors, and other relevant factors. Information on the Remuneration Committee’s consideration of the use of discretion during 2021 is set out on pages 104 to 108.

Statement of compliance	IHG | Annual Report and Form 20-F 2021	127

Group Financial Statements

130	Statement of Directors’ Responsibilities
138	Independent Auditors’ US Reportsa
142	Group Financial Statements
149	Accounting policies
158	Notes to the Group Financial Statements

a Independent Auditors’ Reports comprise reports from PricewaterhouseCoopers LLP (PCAOB ID: 876) and Ernst & Young LLP (PCAOB ID: 1438)

128	IHG | Annual Report and Form 20-F 2021

Group Financial Statements	IHG | Annual Report and Form 20-F 2021	129

Group Financial Statements

Statement of Directors’ Responsibilities

Financial Statements and accounting records
The Directors are required to prepare the Annual Report and Form
20-F
and the Financial Statements for the Company and the Group at the end of each financial year in accordance with applicable law and regulations. Under company law directors must not approve the Financial Statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and the Group and the profit or loss of the Group for that period. The Directors have prepared the Consolidated Financial Statements in accordance with
UK-adopted
international accounting standards and the Company Financial Statements in accordance with UK accounting standards, comprising FRS 101 ‘Reduced Disclosure Framework’, and applicable law. In preparing the Consolidated Financial Statements, the Directors have also elected to comply with International Financial Reporting Standards (‘IFRSs’) issued by the International Accounting Standards Board (‘IASB’).
In preparing these Financial Statements, IHG Directors are required to:

•	Select suitable accounting policies and apply them consistently;

•	Make judgements and accounting estimates that are reasonable;

•	State whether the Consolidated Financial Statements have been prepared in accordance with UK-adopted international accounting standards;

•	State for the Company Financial Statements whether applicable UK accounting standards, comprising FRS 101, have been followed; and

•	Prepare the Financial Statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.
The Directors have responsibility for ensuring that the Company and the Group keep adequate accounting records sufficient to show and explain the Company’s and the Group’s transactions and which disclose with reasonable accuracy the financial position of the Company and the Group to enable them to ensure that the Financial Statements and the Directors’ Remuneration Report comply with the Companies Act 2006.
The Directors are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group, and taking reasonable steps to prevent and detect fraud and other irregularities.
Disclosure Guidance and Transparency Rules
The Board confirms that to the best of its knowledge:

•
The Consolidated Financial Statements have been prepared in accordance with
UK-adopted
international accounting standards, and IFRSs as issued by the IASB, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group taken as a whole;

•
The Company Financial Statements have been prepared in accordance with UK accounting standards, comprising FRS 101, and give a true and fair view of the assets, liabilities and financial position of the Company; and

•
The Annual Report, including the Strategic Report, includes a fair review of the development and performance of the business and the position of the Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

UK Corporate Governance Code
Having taken advice from the Audit Committee, the Board considers that this Annual Report and Form
20-F,
taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s and the Group’s position and performance, business model and strategy.
Disclosure of information to Auditor
The Directors who held office as at the date of approval of this report confirm that they have taken steps to make themselves aware of relevant audit information (as defined by Section 418(3) of the Companies Act 2006). None of the Directors are aware of any relevant audit information which has not been disclosed to the Company’s and Group’s Auditor.
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

•
Are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the Consolidated Financial Statements in accordance with
UK-adopted
international accounting standards and IFRSs as issued by the IASB, and that receipts and expenditure are being made only in accordance with authorisation of management and the Directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the Financial Statements.

Any internal control framework has inherent limitations and internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.
Management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting at 31 December 2021 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).
Based on this assessment, management has concluded that as at 31 December 2021 the Group’s internal control over financial reporting was effective.
During the period covered by this document there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.
The Group’s internal control over financial reporting at 31 December 2021, together with the Group’s Consolidated Financial Statements, were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their auditor’s report can be found on page 138.
For and on behalf of the Board

Keith Barr	Paul Edgecliffe-Johnson
Chief Executive Officer	Chief Financial Officer
21 February 2022	21 February 2022

130	IHG | Annual Report and Form 20-F 2021

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2021	131

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

132	IHG | Annual Report and Form 20-F 2021

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2021	133

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

134	IHG | Annual Report and Form 20-F 2021

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2021	135

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

136	IHG | Annual Report and Form 20-F 2021

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2021	137

Group Financial Statements

Independent Auditor’s US Report

Report of Independent Registered Public
Accounting Firm
To the board of directors and shareholders of InterContinental Hotels Group PLC
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying Group statement of financial position of InterContinental Hotels Group PLC and its subsidiaries (the ‘Group’) as of 31 December 2021 and the related Group income statement and Group statements of comprehensive income, changes in equity and cash flows for the year then ended, the Accounting policies and the related notes (collectively referred to as the ‘Group Financial Statements’). We also have audited the Group’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the Group Financial Statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2021 and the results of its operations and its cash flows for the year then ended in accordance with (i) International Financial Reporting Standards as issued by the International Accounting Standards Board and
(ii) UK-adopted
International Accounting Standards. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Group’s management is responsible for the Group Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting on page 130. Our responsibility is to express opinions on the Group Financial Statements and on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Group Financial Statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audit of the Group Financial Statements included performing procedures to assess the risks of material misstatement of the Group Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Group Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Group Financial Statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the Group Financial Statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the Group Financial Statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Group Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Breakage assumption used to estimate IHG Rewards loyalty programme deferred revenue
As described in the Estimates section of the Accounting policies and in note 3 to the Group Financial Statements, deferred revenue relating to the IHG Rewards loyalty programme was $1,292m as of 31 December 2021. The hotel loyalty programme, IHG Rewards, enables members to earn points, funded through hotel assessments, during each qualifying stay at an IHG branded hotel and to consume points at a later date in exchange for accommodation or other benefits. The Group recognises deferred revenue in an amount that reflects the Group’s unsatisfied performance obligations, valued at the stand-alone selling price of the future benefit to the member. The amount of revenue recognised and deferred is impacted by the estimate of breakage which is the estimate of the number of points that will never be consumed. The Group engages an external actuary who uses statistical formulae to assist in determining this breakage estimate. Significant estimation uncertainty exists in projecting members’ future consumption activity and how this may be impacted by
Covid-19.

138	IHG | Annual Report and Form 20-F 2021

The principal consideration for our determination that performing procedures relating to the breakage assumption used to estimate IHG Rewards loyalty programme deferred revenue is a critical audit matter is that there is significant estimation uncertainty in projecting members’ future consumption activity and how this may be impacted by
Covid-19.
This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the breakage assumption and the related audit evidence. The audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Group Financial Statements. These procedures included testing the effectiveness of controls relating to management’s determination of the breakage assumption. These procedures also included, among others, (i) testing a sample of data used by management’s actuary in deriving the breakage assumption to underlying records; (ii) assessing the competence and objectivity of management’s expert; (iii) assessing the reasonableness of the methods and assumptions used by management’s actuary in determining breakage; (iv) developing an independent expectation of a reasonably possible range for deferred revenue based on independently determined breakage assumptions; (v) comparing the deferred revenue balance, which reflected management’s assumptions about the ongoing impact of
Covid-19
on future activity of programme members, with our independently calculated range; and (vi) assessing the appropriateness of the related disclosures including sensitivity analysis in the Group Financial Statements. Professionals with specialised skill and knowledge were used to assist in the evaluation of the breakage assumption.
Allocation of expenses to the System Fund
As described in the System Fund and other
co-brand
revenues section of the Accounting policies and in note 33 to the Group Financial Statements, the Group recorded System Fund expenses of $939m for the year ended 31 December 2021. The Group operates a System Fund to collect and administer cash assessments from hotel owners. Expenses incurred are allocated to the System Fund in accordance with the principles agreed with the IHG Owners Association.
The principal consideration for our determination that performing procedures relating to the allocation of expenses to the System Fund is a critical audit matter is that there is judgement involved in developing the internal policies in order to apply the principles agreed with the IHG Owners Association to expenses incurred and there is complexity in subsequently evaluating whether expenses are appropriately allocated to the System Fund in line with these internal policies. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s classification of expenses.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Group Financial Statements. These procedures included testing the effectiveness of controls relating to allocation of expenses to the System Fund. These procedures also included, among others, (i) understanding and assessing the internal policies that the Group has put in place in order to apply the principles agreed with the IHG Owners Association to expenses incurred; (ii) testing a sample of expenses that had been allocated to the System Fund to assess whether they were in compliance with these policies and consistent with historical practice; and (iii) checking whether there were any manual journal entries that transferred expenses to or from the System Fund to evaluate whether there was an appropriate rationale for any such journals and to determine whether the resulting classification of the expenses was in line with the principles agreed with the IHG Owners Association.
Expected credit losses on trade receivables
As described in the Estimates section of the Accounting policies and in note 18 to the Group Financial Statements, the Group recorded a provision for expected credit losses of $133m as of 31 December 2021 against a gross trade receivables balance of $532m. A provision for impairment is made for lifetime expected credit losses. Management has established a provision matrix that is based on historical credit loss experience by region and number of days past due. Where the historical experience is not relevant to defined owner groups, for example owners with payment plans, the expected lifetime losses are calculated by reference to other sources of data. Although cash collection from owners has improved since 2020, the proportion of older debt is higher than in periods prior to the pandemic. There also remains a risk of reduced owner liquidity. These factors, taken together with the continued uncertainties about the pace and scale of market recovery, result in expected credit losses continuing to be a significant estimate.
The principal consideration for our determination that performing procedures relating to expected credit losses on trade receivables is a critical audit matter is the significant estimation uncertainty involved in determining the level of expected credit losses. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s estimates.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Group Financial Statements. These procedures included testing the effectiveness of controls relating to expected credit losses. These procedures also included, among others, (i) testing the mathematical integrity of management’s expected credit loss matrix; (ii) testing a sample of the historical aged receivables analysis and collections experience underpinning the model to underlying records; (iii) assessing assumptions used in the model against recent historical experience of regional collections; (iv) assessing the appropriateness of expected lifetime losses for those owner groups where management determined historical experience not to be relevant and obtaining evidence to determine whether these provisions were required to state trade receivables at their net realisable value; (v) evaluating whether the overall provision recorded is supportable and in compliance with the requirements of IFRS 9; (vi) reviewing internal management reporting to identify any contradictory evidence; and (vii) assessing the appropriateness of the related disclosures in the Group Financial Statements.

Independent Auditor’s US Report	IHG | Annual Report and Form 20-F 2021	139

Group Financial Statements
Independent Auditor’s US Report
continued

Recognition of the UK deferred tax asset
As described in the Taxes section of the Accounting policies and in note 8 to the Group Financial Statements, a deferred tax asset of $127m was recognised related to the UK tax group as of 31 December 2021. Judgement is used when assessing the extent to which deferred tax assets, particularly in respect of tax losses, should be recognised. Deferred tax assets are therefore recognised to the extent that it is regarded as probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which such assets can be utilised in the future. For this purpose, forecasts of future taxable profits are considered by assessing the Group’s forecast revenue and profit models, taking into account future growth predictions and operating cost assumptions. The recoverability of the UK deferred tax asset has been assessed by starting with the management’s forecasts, overlaying tax principles to those forecasts and following the methodology required by IAS 12. This has demonstrated that the UK deferred tax asset should reverse over a seven- to ten-year
period. Under UK law, tax losses do not expire but they can only be offset against 50% of annual UK taxable profits.
The principal consideration for our determination that performing procedures relating to recognition of the UK deferred tax asset is a critical audit matter is the significant estimation uncertainty involved in determining the future taxable profits of the UK tax group. This in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating audit evidence and in determining the reasonableness of the forecast seven- to ten-year
period to recover this asset. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Group Financial Statements. These procedures included testing the effectiveness of controls relating to the recognition of deferred tax assets and the Group’s forecasting process. These procedures also included, among others, (i) performing a retrospective comparison of UK forecast taxable profits to actual past performance to determine the historical accuracy of management’s forecasting; (ii) evaluating the appropriateness of the assumptions reflected in the UK forecasts, including assessing the reasonableness of growth predictions compared to historical experience and industry data and benchmarking management’s estimate to third-party sources; (iii) assessing the appropriateness of tax overlay adjustments applied to the forecasts by reference to the requirements of tax principles, including the restriction of losses to 50% of annual UK taxable profits, and determining whether the UK deferred tax asset meets the recognition criteria of IAS 12; (iv) assessing the appropriateness of the forecast recovery period of seven to ten years; and (v) assessing the appropriateness of the related disclosures in the Group Financial Statements. Professionals with specialised skills and knowledge were used to assist in the evaluation of recognition of the UK deferred tax asset.
/s/PricewaterhouseCoopers LLP
London, England
21 February 2022
We have served as the Company’s auditor since 2021.

140	IHG | Annual Report and Form 20-F 2021

2020 Independent Auditor’s US Report

Report of Independent Registered Public
Accounting Firm
To the Shareholders and the Board of Directors of InterContinental Hotels Group PLC
Opinion on the Financial Statements
We have audited the accompanying Group statement of financial position of InterContinental Hotels Group PLC (the ‘Group’) as of 31 December 2020, the related Group statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 December 2020, and the related notes (collectively referred to as the ‘Group Financial Statements’). In our opinion, the Group Financial Statements present fairly, in all material respects, the financial position of the Group at 31 December 2020, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, adopted pursuant to Regulation (EC) No. 1606/2002 as it applies in the European Union.
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
/s/ Ernst & Young LLP
We served as auditors from the Group’s listing in 2003 to 2021 and of the Group’s predecessor businesses from 1988.
London, England
22 February 2021
Note that the report set out above is included for the purposes of InterContinental Hotels Group PLC’s Annual Report on Form
20-F
for 2021 only and does not form part of InterContinental Hotels Group PLC’s Annual Report and Accounts for 2021.

Independent Auditor’s US Report	IHG | Annual Report and Form 20-F 2021	141

Group Financial Statements

Group Financial Statements
Group income statement

For the year ended 31 December 2021	Note	2021 $m	2020 $m	2019 $m
Revenue from fee business	3	1,153	823	1,510
Revenue from owned, leased and managed lease hotels	3	237	169	573
System Fund revenues		928	765	1,373
Reimbursement of costs		589	637	1,171
Total revenue	2	2,907	2,394	4,627
Cost of sales		(486)	(354)	(782)
System Fund expenses		(939)	(867)	(1,422)
Reimbursed costs		(589)	(637)	(1,171)
Administrative expenses		(300)	(267)	(385)
Share of losses of associates and joint ventures	2	(8)	(14)	(3)
Other operating income		11	16	21
Depreciation and amortisation	2	(98)	(110)	(116)
Impairment loss on financial assets		–	(88)	(8)
Other impairment charges	6	(4)	(226)	(131)
Operating profit/(loss)	2	494	(153)	630
Operating profit/(loss) analysed as:
Operating profit before System Fund and exceptional items		534	219	865
System Fund		(11)	(102)	(49)
Operating exceptional items	6	(29)	(270)	(186)
		494	(153)	630

Financial income	7	8	4	6
Financial expenses	7	(147)	(144)	(121)
Fair value gains on contingent purchase consideration	25	6	13	27
Profit/(loss) before tax		361	(280)	542
Tax	8	(96)	20	(156)
Profit/(loss) for the year from continuing operations		265	(260)	386

Attributable to:
Equity holders of the parent		266	(260)	385
Non-controlling interest		(1)	–	1
		265	(260)	386

Earnings/(loss) per ordinary share:	10
Basic		145.4¢	(142.9)¢	210.4¢
Diluted		144.6¢	(142.9)¢	209.2¢

Notes on pages 149 to 205 form an integral part of these Group Financial Statements.

142	IHG | Annual Report and Form 20-F 2021

Group statement of comprehensive income

For the year ended 31 December 2021	2021 $m	2020 $m	2019 $m
Profit/(loss) for the year	265	(260)	386
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Losses on cash flow hedges, including related tax charge of $7m (2020: $4m credit, 2019: $nil)	(69)	3	(34)
Costs of hedging	2	(6)	(6)
Hedging losses/(gains) reclassified to financial expenses	96	(13)	38
Exchange gains/(losses) on retranslation of foreign operations, net of related tax charge of $4m (2020: $4m credit, 2019: $3m credit)	18	(85)	(39)
	47	(101)	(41)
Items that will not be reclassified to profit or loss:
Gains/(losses) on equity instruments classified as fair value through other comprehensive income, net of related tax charge of $1m (2020: $4m credit, 2019: $2m charge)	14	(43)	10
Re-measurement gains/(losses) on defined benefit plans, including related tax credit of $nil (2020: $1m credit, 2019: $1m credit)	7	(7)	(6)
Tax related to pension contributions	1	1	–
	22	(49)	4
Total other comprehensive income/(loss) for the year	69	(150)	(37)
Total comprehensive income/(loss) for the year	334	(410)	349

Attributable to:
Equity holders of the parent	335	(410)	348
Non-controlling interest	(1)	–	1
	334	(410)	349

Notes on pages 149 to 205 form an integral part of these Group Financial Statements.

Group Financial Statements	IHG | Annual Report and Form 20-F 2021	143

Group Financial Statements

Group Financial Statements
continued

Group statement of changes in equity

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedge reserves $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2021	156	10	(1)	(2,875)	11	(24)	298	568	(1,857)	8	(1,849)
Profit for the year	–	–	–	–	–	–	–	266	266	(1)	265
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Losses on cash flow hedges	–	–	–	–	–	(69)	–	–	(69)	–	(69)
Costs of hedging	–	–	–	–	–	2	–	–	2	–	2
Hedging losses reclassified to financial expenses	–	–	–	–	–	96	–	–	96	–	96
Exchange gains on retranslation of foreign operations	–	–	–	–	–	–	18	–	18	–	18
	–	–	–	–	–	29	18	–	47	–	47
Items that will not be reclassified to profit or loss:
Gains on equity instruments classified as fair value through other comprehensive income	–	–	–	–	14	–	–	–	14	–	14
Re-measurement gains on defined benefit plans	–	–	–	–	–	–	–	7	7	–	7
Tax related to pension contributions	–	–	–	–	–	–	–	1	1	–	1
	–	–	–	–	14	–	–	8	22	–	22
Total other comprehensive income for the year	–	–	–	–	14	29	18	8	69	–	69
Total comprehensive income for the year	–	–	–	–	14	29	18	274	335	(1)	334
Transfer of treasury shares to employee share trusts	–	–	(34)	–	–	–	–	34	–	–	–
Release of own shares by employee share trusts	–	–	13	–	–	–	–	(13)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	–	39	39	–	39
Tax related to share schemes	–	–	–	–	–	–	–	2	2	–	2
Exchange adjustments	(2)	–	–	2	–	–	–	–	–	–	–
At 31 December 2021	154	10	(22)	(2,873)	25	5	316	904	(1,481)	7	(1,474)
All items within total comprehensive income are shown net of tax.

Notes on pages 149 to 205 form an integral part of these Group Financial Statements.

144	IHG | Annual Report and Form 20-F 2021

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedge reserves $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2020	151	10	(5)	(2,870)	57	(6)	381	809	(1,473)	8	(1,465)
Loss for the year	–	–	–	–	–	–	–	(260)	(260)	–	(260)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Losses on cash flow hedges	–	–	–	–	–	3	–	–	3	–	3
Costs of hedging	–	–	–	–	–	(6)	–	–	(6)	–	(6)
Hedging gains reclassified to financial expenses	–	–	–	–	–	(13)	–	–	(13)	–	(13)
Exchange losses on retranslation of foreign operations	–	–	–	–	–	(2)	(83)	–	(85)	–	(85)
	–	–	–	–	–	(18)	(83)	–	(101)	–	(101)
Items that will not be reclassified to profit or loss:
Losses on equity instruments classified as fair value through other comprehensive income	–	–	–	–	(43)	–	–	–	(43)	–	(43)
Gains on equity instruments transferred to retained earnings on disposal	–	–	–	–	(3)	–	–	3	–	–	–
Re-measurement losses on defined benefit plans	–	–	–	–	–	–	–	(7)	(7)	–	(7)
Tax related to pension contributions	–	–	–	–	–	–	–	1	1	–	1
	–	–	–	–	(46)	–	–	(3)	(49)	–	(49)
Total other comprehensive loss for the year	–	–	–	–	(46)	(18)	(83)	(3)	(150)	–	(150)
Total comprehensive loss for the year	–	–	–	–	(46)	(18)	(83)	(263)	(410)	–	(410)
Transfer of treasury shares to employee share trusts	–	–	(14)	–	–	–	–	14	–	–	–
Release of own shares by employee share trusts	–	–	18	–	–	–	–	(18)	–	–	–
Equity-settled share-based cost, net of $3m reclassification to cash-settled awards	–	–	–	–	–	–	–	27	27	–	27
Tax related to share schemes	–	–	–	–	–	–	–	(1)	(1)	–	(1)
Exchange adjustments	5	–	–	(5)	–	–	–	–	–	–	–
At 31 December 2020	156	10	(1)	(2,875)	11	(24)	298	568	(1,857)	8	(1,849)
All items within total comprehensive loss are shown net of tax.

Notes on pages 149 to 205 form an integral part of these Group Financial Statements.

Group Financial Statements	IHG | Annual Report and Form 20-F 2021	145

Group Financial Statements

Group Financial Statements
continued
Group statement of changes in equity
continued

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedge reserves $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2019	146	10	(4)	(2,865)	47	(4)	420	1,111	(1,139)	8	(1,131)
Profit for the year	–	–	–	–	–	–	–	385	385	1	386
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Losses on cash flow hedges	–	–	–	–	–	(34)	–	–	(34)	–	(34)
Costs of hedging	–	–	–	–	–	(6)	–	–	(6)	–	(6)
Hedging losses reclassified to financial expenses	–	–	–	–	–	38	–	–	38	–	38
Exchange losses on retranslation of foreign operations	–	–	–	–	–	–	(39)	–	(39)	–	(39)
	–	–	–	–	–	(2)	(39)	–	(41)	–	(41)
Items that will not be reclassified to profit or loss:
Gains on equity instruments classified as fair value through other comprehensive income	–	–	–	–	10	–	–	–	10	–	10
Re-measurement losses on defined benefit plans	–	–	–	–	–	–	–	(6)	(6)	–	(6)
	–	–	–	–	10	–	–	(6)	4	–	4
Total other comprehensive income/(loss) for the year	–	–	–	–	10	(2)	(39)	(6)	(37)	–	(37)
Total comprehensive income for the year	–	–	–	–	10	(2)	(39)	379	348	1	349
Transfer of treasury shares to employee share trusts	–	–	(19)	–	–	–	–	19	–	–	–
Purchase of own shares by employee share trusts	–	–	(5)	–	–	–	–	–	(5)	–	(5)
Release of own shares by employee share trusts	–	–	23	–	–	–	–	(23)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	–	41	41	–	41
Tax related to share schemes	–	–	–	–	–	–	–	4	4	–	4
Equity dividends paid	–	–	–	–	–	–	–	(721)	(721)	(1)	(722)
Transaction costs relating to shareholder returns	–	–	–	–	–	–	–	(1)	(1)	–	(1)
Exchange adjustments	5	–	–	(5)	–	–	–	–	–	–	–
At 31 December 2019	151	10	(5)	(2,870)	57	(6)	381	809	(1,473)	8	(1,465)
All items within total comprehensive income are shown net of tax.

Notes on pages 149 to 205 form an integral part of these Group Financial Statements.

146	IHG | Annual Report and Form 20-F 2021

Group statement of financial position

31 December 2021	Note	2021 $m	2020 $m
ASSETS
Goodwill and other intangible assets	13	1,195	1,293
Property, plant and equipment	14	137	201
Right-of-use assets	15	274	303
Investment in associates and joint ventures	16	77	81
Retirement benefit assets	27	2	–
Other financial assets	17	173	168
Derivative financial instruments	24	–	5
Deferred compensation plan investments		256	236
Non-current tax receivable		1	15
Deferred tax assets	8	147	113
Contract costs	3	72	70
Contract assets	3	316	311
Total non-current assets		2,650	2,796
Inventories		4	5
Trade and other receivables	18	574	514
Current tax receivable		1	18
Other financial assets	17	2	1
Cash and cash equivalents	19	1,450	1,675
Contract costs	3	5	5
Contract assets	3	30	25
Total current assets		2,066	2,243
Total assets		4,716	5,039
LIABILITIES
Loans and other borrowings	22	(292)	(869)
Lease liabilities	15	(35)	(34)
Trade and other payables	20	(579)	(466)
Deferred revenue	3	(617)	(452)
Provisions	21	(49)	(16)
Current tax payable		(52)	(30)
Total current liabilities		(1,624)	(1,867)
Loans and other borrowings	22	(2,553)	(2,898)
Lease liabilities	15	(384)	(416)
Derivative financial instruments	24	(62)	(18)
Retirement benefit obligations	27	(92)	(103)
Deferred compensation plan liabilities		(256)	(236)
Trade and other payables	20	(89)	(94)
Deferred revenue	3	(996)	(1,117)
Provisions	21	(41)	(44)
Deferred tax liabilities	8	(93)	(95)
Total non-current liabilities		(4,566)	(5,021)
Total liabilities		(6,190)	(6,888)
Net liabilities		(1,474)	(1,849)
EQUITY
IHG shareholders’ equity		(1,481)	(1,857)
Non-controlling interest		7	8
Total equity		(1,474)	(1,849)
Signed on behalf of the Board,
Paul Edgecliffe-Johnson
21 February 2022

Notes on pages 149 to 205 form an integral part of these Group Financial Statements.

Group Financial Statements	IHG | Annual Report and Form 20-F 2021	147

Group Financial Statements

Group Financial Statements
continued

Group statement of cash flows

For the year ended 31 December 2021	Note	2021 $m	2020 $m	2019 $m
Profit/(loss) for the year		265	(260)	386
Adjustments reconciling profit/(loss) for the year to cash flow from operations	26	583	568	521
Cash flow from operations		848	308	907
Interest paid		(134)	(132)	(110)
Interest received		8	2	3
Contingent purchase consideration paid		–	–	(6)
Tax paid	8	(86)	(41)	(141)
Net cash from operating activities		636	137	653

Cash flow from investing activities
Purchase of property, plant and equipment		(17)	(26)	(75)
Purchase of intangible assets		(35)	(50)	(104)
Investment in associates		–	(2)	(10)
Investment in other financial assets		(5)	(5)	(9)
Acquisition of businesses, net of cash acquired	11	–	–	(292)
Deferred and contingent purchase consideration paid	25	(13)	–	(2)
Capitalised interest paid	7	–	(1)	(5)
Distributions from associates and joint ventures		–	5	–
Disposal of hotel assets, net of costs and cash disposed	12	44	1	–
Repayments of other financial assets		14	13	4
Disposal of equity securities		–	4	–
Net cash from investing activities		(12)	(61)	(493)

Cash flow from financing activities
Purchase of own shares by employee share trusts		–	–	(5)
Dividends paid to shareholders	9	–	–	(721)
Dividend paid to non-controlling interest		–	–	(1)
Transaction costs relating to shareholder returns		–	–	(1)
Issue of long-term bonds, including effect of currency swaps	23	–	1,093	–
(Repayment)/issue of commercial paper	23	(828)	738	–
Repayment of long-term bonds	23	–	(290)	–
Principal element of lease payments	23	(32)	(65)	(59)
(Decrease)/increase in other borrowings	23	–	(125)	127
Proceeds from currency swaps	23	–	3	–
Net cash from financing activities		(860)	1,354	(660)

Net movement in cash and cash equivalents in the year		(236)	1,430	(500)
Cash and cash equivalents at beginning of the year	19	1,624	108	600
Exchange rate effects		3	86	8
Cash and cash equivalents at end of the year	19	1,391	1,624	108

Notes on pages 149 to 205 form an integral part of these Group Financial Statements.

148	IHG | Annual Report and Form 20-F 2021

Accounting policies

General information
This document constitutes the Annual Report and Financial Statements in accordance with UK Listing Rules requirements and the Annual Report on Form
20-F
in accordance with the US Securities Exchange Act of 1934.
The Consolidated Financial Statements of InterContinental Hotels Group PLC (the
‘
Group’ or ‘IHG’) for the year ended 31 December 2021 were authorised for issue in accordance with a resolution of the Directors on 21 February 2022. InterContinental Hotels Group PLC (the ‘Company’) is incorporated and registered in England and Wales.
Basis of preparation
The Consolidated Financial Statements of IHG have been prepared on a going concern basis (see below) and under the historical cost convention, except for assets and liabilities measured at fair value under relevant accounting standards. The Consolidated Financial Statements have been prepared in accordance with
UK-adopted
international accounting standards and with applicable law and regulations and with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB. On 31 December 2020, IFRSs as adopted by the European Union at that date were brought into UK law and became
UK-adopted
international accounting standards, with future changes being subject to endorsement by the UK Endorsement Board. The Group transitioned to
UK-adopted
international accounting standards in its consolidated financial statements on 1 January 2021. There was no impact or change in accounting policies from the transition.
UK-adopted
international accounting standards differ in certain respects from IFRSs as issued by the IASB. However, the differences have no impact on the Consolidated Financial Statements for the years presented.
Going concern
The resilience of the Group’s
fee-based
model, wide geographic spread and strong cash management means that the Group has been able to generate $636m of net cash from operating activities in a year when trading has still been substantially impacted by the global pandemic. Trading has recovered significantly during 2021, with RevPAR up 46% on 2020 and returning to 70% of 2019’s pre-pandemic
levels.
As at 31 December 2021 the Group had total liquidity of $2,655m, comprising $1,350m of undrawn bank facilities and $1,305m of cash and cash equivalents (net of overdrafts and restricted cash). In March 2021 the Group used cash reserves to repay £600m commercial paper under the UK’s Covid Corporate Financing Facility (‘CCFF’).
In 2020, the Group agreed amendments of existing covenants on its syndicated and bilateral revolving credit facilities (the
‘
bank facilities’) until December 2022 as set out in note 24.
A period of 18 months has been used, from 1 January 2022 to 30 June 2023, to complete the going concern assessment. There are a wide range of possible planning scenarios over the going concern period. In adopting the going concern basis for preparing these financial statements the Directors have considered a scenario (the ‘Base Case’) which is based on continued improvement in demand as travel restrictions are reduced, with RevPAR assumed to reach greater than 90% of 2019 levels in 2023. The only debt maturity in the period under consideration is the £173m 3.875% November 2022 bond which is assumed to be repaid with cash on maturity.
Under this scenario, the bank facilities remain undrawn.
The principal risks and uncertainties which could be applicable have been considered and are able to be absorbed within the $400m liquidity covenant and amended covenant requirements. A large number of the Group’s principal risks, for example macro external factors or preferred brands and loyalty, would result in an impact on RevPAR which is one of the sensitivities assessed against the headroom available in the Base Case.
Climate risks are not considered to have a significant impact over the
18-month
period of assessment. Other principal risks that could result in a large one-off
incident that has a material impact on cash flow have also been considered, for example a cybersecurity event. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes, for impairment testing and for assessing recoverability of deferred tax assets.
The Directors have also reviewed a ‘Downside Case’ which is based on current external market downside forecasts with RevPAR growth reduced by 8% in 2022 in comparison to the Base Case followed by similar growth rates to the Base Case in 2023. The Directors have also reviewed a ‘Severe Downside Case’ which is based on a severe but plausible scenario. This assumes that the performance during 2022 continues without further recovery on 2021 levels with RevPAR remaining at 70% of 2019 levels, and then with recovery in 2023. The assumptions used in the going concern assessment are consistent with those used in the viability assessment. Under the Downside Case and Severe Downside Case, the bank facilities remain undrawn.
Under the Severe Downside scenario, there is limited headroom to the covenants at 30 June 2023 to absorb additional risks. However, based on experience in 2020, the Directors reviewed a number of actions, such as reductions in bonuses and other discretionary spend, creating substantial additional headroom. After these actions are taken, the principal risks and uncertainties which could be applicable can be absorbed within the amended covenant requirements.
In the Severe Downside Case, the Group has substantial levels of existing cash reserves available (approximately $1bn at 30 June 2023) and is not expected to draw on the bank facilities. These cash reserves would increase after the additional actions are taken as described above. The Directors reviewed a reverse stress test scenario to determine how much additional RevPAR downside could be absorbed before utilisation of the bank facilities would be required. The Directors concluded that the outcome of this reverse stress test showed that it was very unlikely the bank facilities would need to be drawn.
The leverage and interest cover covenant tests at 30 June 2022, 31 December 2022 and 30 June 2023 (the last day of the assessment period), have been considered as part of the Base Case, Downside Case and Severe Downside Case scenarios. However, as the bank facilities are unlikely to be drawn even in a scenario significantly worse than the Severe Downside scenario, the Group does not need to rely on the additional liquidity provided by the bank facilities to remain a going concern. In the event that a further covenant amendment was required, the Directors believe it is reasonable to expect that such an amendment could be obtained based on prior experience in negotiating the 2020 amendments, however the going concern conclusion is not dependent on this expectation. The bank facilities mature in September 2023, outside the period considered by the going concern assessment and it has been assumed that these bank facilities are renewed as they mature. However, as explained above, the going concern conclusion is not dependent on the bank facilities. The Group also has alternative options to manage this risk including raising additional funding in the capital markets.
Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2023 and there are no material uncertainties that may cast doubt on the Group’s going concern status. Accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

Accounting policies	IHG | Annual Report and Form 20-F 2021	149

Group Financial Statements
Accounting policies
continued

Presentational currency
The Consolidated Financial Statements are presented in millions of US dollars reflecting the profile of the Group’s revenue and operating profit which are primarily generated in US dollars or US dollar-linked currencies.
In the Consolidated Financial Statements, equity share capital, the capital redemption reserve and shares held by employee share trusts are translated into US dollars at the relevant rate of exchange on the last day of the period; the resultant exchange differences are recorded in other reserves.
The functional currency of the Parent Company is sterling since this is a non-trading
holding company located in the United Kingdom that has sterling denominated share capital and whose primary activity is the payment and receipt of sterling dividends and of interest on sterling denominated external borrowings and intercompany balances.
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
Estimates
Management consider that significant estimates and assumptions are used in the areas described below. Estimates and assumptions are evaluated by management using historical experience and other factors believed to be reasonable based on current circumstances.
In prior years, impairment of
non-current
assets was disclosed as a significant estimate. In the current year no estimates were applied which are considered to result in significant risk of a material adjustment to the carrying amounts of those assets in the next financial year.
Loyalty
programme
The hotel loyalty programme, IHG Rewards, enables members to earn points, funded through hotel assessments, during each qualifying stay at an IHG branded hotel and consume points at a later date for free or reduced accommodation or other benefits. The Group recognises deferred revenue in an amount that reflects IHG’s unsatisfied performance obligations, valued at the stand-alone selling price of the future benefit to the member. The amount of revenue recognised and deferred is impacted by ‘breakage’. On an annual basis the Group engages an external actuary who uses statistical formulae to assist in the estimate of the number of points that will never be consumed (‘breakage’).
Significant estimation uncertainty exists in projecting members’ future consumption activity and how this may be impacted by
Covid-19.
The Group has extended its policies for points expiration and elite status in response to
Covid-19
which is expected to limit breakage increases in the short term. Management’s expectation is that member behaviour will return to pre-pandemic
levels over the longer term. In 2021, the breakage estimate was formed using pre-Covid
behaviour patterns as a base, but giving some weight to activity during the pandemic and incorporating the impact of planned programme changes. However, if member behaviour deviates significantly from expectations during the recovery period, future breakage estimates could increase or decrease. At 31 December 2021, deferred revenue relating to the loyalty programme was $1,292m (2020: $1,245m, 2019: $1,233m). Based on the conditions existing at the balance sheet date, a one percentage point decrease/increase in the breakage estimate relating to earned points would increase/reduce this liability by $55m.
Actuarial gains and losses would correspondingly adjust the amount of System Fund revenues recognised and deferred revenue in the Group statement of financial position.
Expected credit losses
Although cash collection from owners has improved since 2020, the proportion of older debt is higher than in periods prior to the pandemic. There also remains a risk of reduced owner liquidity. These factors, taken together with the continued uncertainties on the pace and scale of market recovery, result in expected credit losses continuing to be a significant estimate.
The provision equates to 25% of gross debt, with each one percentage point change resulting in a $5m change to the provision. If historical evidence was applied to all owner groups (rather than by reference to other sources of data, see page 155), the provision would reduce by $16m; alternatively a 10% collection rate of amounts over 270 days would reduce the provision by $9m.
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

150	IHG | Annual Report and Form 20-F 2021

Foreign currencies
Within the Group’s subsidiaries, transactions in foreign currencies are translated to the subsidiary’s functional currency at the exchange rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the subsidiary’s functional currency at the relevant rates of exchange ruling on the last day of the period. On consolidation:

•
The assets and liabilities of foreign operations, including goodwill, of the Group’s subsidiaries with a functional currency other than US dollars are translated into US dollars at the relevant rates of exchange ruling on the last day of the period. The revenues and expenses of foreign operations are translated into US dollars at average rates of exchange for the period. The exchange differences arising on retranslation are taken to the currency translation reserve; and

•
Exchange differences arising from the translation of borrowings that are designated as a hedge against a net investment in a foreign operation are taken to the currency translation reserve. The Group treats specific intercompany loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. On disposal of a foreign operation, the cumulative amount recognised in the currency translation reserve relating to that particular foreign operation is recycled against the gain or loss on disposal.

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
Technical service fees are received in relation to design and engineering support provided prior to opening of certain hotel properties. These services are a distinct performance obligation and the fees are recognised as revenue over the pre-opening
period in line with the Group’s assessment of the stage of completion of the project, based on the latest expectation of hotel opening date and its knowledge and experience of the pattern of work performed on comparable projects.
IHG’s global insurance programme provides coverage to managed hotels for risks such as US workers’ compensation, employee and general liability. Premiums are payable by the hotels to the third-party insurance provider. As some of the risk is reinsured by the Group’s captive insurance company (the
‘
Captive’), SCH Insurance Company, premiums paid from the third-party insurance provider to the Captive are recognised within Central revenue as earned. This insurance revenue is outside the scope of IFRS 15.
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
Typically, contract assets are not financial assets as they represent amounts paid by the Group at the beginning of a contract, and so are tested for impairment based on value in use rather than with reference to expected credit losses. Contract assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If carrying values exceed the recoverable amount, determined by reference to estimated future cash flows discounted to their present value using a pre-tax
discount rate, the contract assets are written down to the recoverable amount.
In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management agreements. The expected value of payments under performance guarantees reduces the overall transaction price and is recognised as a deduction to revenue over the term of the contract.
Contract costs
Certain costs incurred to secure management and franchise agreements, typically developer commissions, are capitalised and amortised as an expense over the initial term of the related contract. These costs are presented as contract costs in the Group statement of financial position.
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

Accounting policies	IHG | Annual Report and Form 20-F 2021	151

Group Financial Statements
Accounting policies
continued

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
In respect of the loyalty programme
,
IHG Rewards, the related performance obligation is to arrange for the provision of future benefits to members on consumption of previously earned reward points. Members have a choice of benefits: reward nights at an IHG hotel or other goods or services provided by third parties. Under its franchise and management agreements, IHG receives assessment fees based on total qualifying hotel revenue from IHG Rewards members’ hotel stays.
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
Revenue from a) and b) are reported within System Fund revenues. Prior to 1 January 2020, revenue from co-brand
credit card agreements relating to the right to access the loyalty programme was recorded within the Fund. From 1 January 2020, this revenue is recorded within fee business revenue (see note 3).
Fees
from these agreements comprise fixed amounts normally payable at the beginning of the contract, and variable amounts paid on a monthly basis. Variable amounts are typically based on the number of points and free night certificates issued to members and the marketing services performed by the Group. Total fees are allocated to the performance obligations based on their estimated stand-alone selling prices. Revenue allocated to marketing and licensing obligations is recognised on a monthly basis as the obligation is satisfied. Revenue relating to points and free night certificates is recognised when the member has consumed the points or certificates at a participating hotel or has selected a reward from a third party, net of the cost of reimbursing the hotel or third party that is providing the benefit
.
Judgement is required in estimating the stand-alone selling prices which are based upon generally accepted valuation methodologies regarding the value of the licence provided and the number of points and certificates expected to be issued. However, the value of revenue recognised and the deferred revenue balance at the end of the year is not materially sensitive to changes in these assumptions.
Government grants
Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. Government grants relating to costs are recognised on a systematic basis within the Group income statement as an offset to the costs which the grants are intended to compensate. Government grants which are unrelated to costs are presented within other operating income.
Financial income and expenses
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
Capitalised interest paid is presented within investing activities in the Group statement of cash flows.
Exceptional items
The Group discloses certain financial information both including and excluding exceptional items. The presentation of information excluding exceptional items allows a better understanding of the underlying trading performance of the Group and provides consistency with the Group’s internal management reporting. Exceptional items are identified by virtue of their size, nature, or incidence so as to facilitate comparison with prior periods and to assess underlying trends in the financial performance of the Group and its reportable segments; the tax effect of exceptional items is also presented as exceptional. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors. All exceptional items are subject to review by the Audit Committee.

152	IHG | Annual Report and Form 20-F 2021

Examples of exceptional items that meet
this
definition and which have been presented as exceptional items in prior years include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes and reorganisation costs.
Earnings per share
Basic earnings or loss per ordinary share is calculated by dividing the profit or loss for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.
Diluted earnings or loss per ordinary share is calculated by adjusting basic earnings or loss per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share awards outstanding during the year.
Business combinations and goodwill
On the acquisition of a business, identifiable assets acquired and liabilities assumed are measured at their fair value. Contingent liabilities assumed are measured at fair value unless this cannot be measured reliably, in which case they are not recognised but are disclosed in the same manner as other contingent liabilities.
The measurement of deferred tax assets and liabilities arising on acquisition is as described in the general principles detailed within the ‘Taxes’ accounting policy note on page 156 with the exception that no deferred tax is provided on taxable temporary differences in connection with the initial recognition of goodwill.
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
Payments of contingent and deferred purchase consideration reduce the respective balance sheet liability. In respect of contingent purchase consideration, the portion of each payment relating to its original estimate of fair value on acquisition is reported within cash flow from investing activities in the Group statement of cash flows and the portion of each payment relating to the increase or decrease in the liability since the acquisition date is reported within cash flow from operati ng ac
tivit
i
es
. In respect of deferred purchase consideration, the cash paid in excess of the initial fair value is reported within interest paid, and the remainder is reported within cash flows from investing activities.
Goodwill is recorded at cost, being the difference between the fair value of the consideration and the fair value of net assets acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not amortised.
Transaction costs are expensed and are not included in the cost of acquisition.
Intangible assets
Brands
Externally acquired brands are initially recorded at cost if separately acquired or fair value if acquired as part of a business combination, provided the brands are controlled through contractual or other legal rights, or are separable from the rest of the business. Brands are tested for impairment at least annually if determined to have indefinite lives.
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
Software
Acquired and internally developed software are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Following initial recognition, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses. Costs are generally amortised over estimated useful lives of three to five years on a straight-line basis with the exception of the Guest Reservation System which is amortised over eight to 10 years (see page 176).
Internally generated development costs are capitalised and amortised over the estimated useful life of the asset when all of the following can be demonstrated:

•	The ability and intention to complete the project;

•	That the completed software will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the project; and

•	The ability to measure the expenditure.
Substantially all software is internally generated; amounts capitalised include internal and third-party labour and consultancy costs.
Costs incurred in the research phase before the above criteria are met are expensed.
Configuration and customisation costs relating to cloud computing arrangements that do not result in recognition of an intangible asset are expensed.
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
The
right-of-use
asset recognised at lease commencement includes the amount of lease liability recognised, initial direct costs incurred and lease payments made at or before the commencement date, less any lease incentives received.
Right-of-use
assets are depreciated to a residual value over the shorter of the asset’s estimated useful life and the lease term.
Right-of-use
assets are also adjusted for any
re-measurement
of lease liabilities and are subject to impairment testing. Residual value is reassessed annually.

Accounting policies	IHG | Annual Report and Form 20-F 2021	153

Group Financial Statements
Accounting policies
continued

The lease liability is initially measured at the present value of the lease payments to be made over the lease term. The lease payments include fixed payments (including
‘in-substance
fixed’ payments) and variable lease payments that depend on an index or a rate (initially measured using the index or rate at commencement), less any lease incentives receivable.
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

•	Payments for the interest element of recognised lease liabilities are included in interest paid within cash flows from operating activities; and

•	Payments for the principal element of recognised lease liabilities are presented within cash flows from financing activities.
Subleases of the Group’s assets are classified as operating leases when the risks and rewards of ownership are not substantially transferred to the sub-lessee.
Rental income arising is accounted for on a straight-line basis in the Group income statement. All of the Group’s sublease arrangements are classified as operating leases.
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
With the exception of goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. A previously recognised impairment loss is reversed only if there has been a significant change in the assumptions used to determine the asset’s recoverable amount since the impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised for the asset in prior years.
Financial assets
On initial recognition, the Group classifies its financial assets as being subsequently measured at amortised cost, fair value through other comprehensive income (‘FVOCI’) or fair value through profit or loss (‘FVTPL’).
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

154	IHG | Annual Report and Form 20-F 2021

The Group has elected to irrevocably designate equity investments as FVOCI as they mainly comprise strategic investments in entities that own hotels which the Group manages. Changes in the value of equity investments classified as FVOCI are recognised within gains or losses on equity instruments classified as fair value through other comprehensive income in the Group statement of comprehensive income and are never recycled to the Group income statement. On disposal of equity investments, any related balance within the fair value reserve is reclassified to retained earnings. Dividends from equity investments classified as FVOCI are recognised in the Group income statement as other operating income when the dividend has been declared, when receipt of the funds is probable and when the dividend is not a return of invested capital. Equity instruments classified as FVOCI are not subject to impairment assessment.
Financial assets measured at FVTPL include money market funds and other financial assets which do not have a fixed date of repayment.
Trade receivables
A trade receivable is recorded when the Group has an unconditional right to receive payment. In respect of franchise fees, base and incentive management fees, Central revenue and revenues from owned, leased and managed lease hotels, the invoice is typically issued as the related performance obligations are satisfied, as described on page 151. Trade receivables are non-interest-bearing
and are generally on payment terms of up to 30 days.
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost. A provision for impairment is made for lifetime expected credit losses. The Group has established a provision matrix that is based on its historical credit loss experience by region and number of days past due. Where the historical experience is not relevant to defined owner groups, for example those with payment plans, the expected lifetime losses are calculated by reference to other sources of data.
Trade receivables are written off once determined to be uncollectable.
Cash and cash equivalents
Cash comprises cash in hand and demand deposits.
Cash and cash equivalents comprise short-term deposits, money market funds and repurchase agreements that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. They generally have an original maturity of three months or less.
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
Derivative financial instruments and hedging
Derivatives are initially recognised and subsequently measured at fair value. The subsequent accounting treatment depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.
Changes in the fair value of derivatives which have either not been designated as hedging instruments or relate to the ineffective portion of hedges are recognised immediately within financial income or expenses in the Group income statement.
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
Interest paid as presented within the Group statement of cash flows includes interest paid on the Group’s bonds and the related derivative financial instruments.
Cash flow hedges
Financial instruments are designated as cash flow hedges when they hedge exposure to variability in cash flows that are attributable to either a highly probable forecast transaction or a particular risk associated with a recognised asset or liability.
Changes in the fair value are recorded in other comprehensive income and cash flow hedge reserve
s
to the extent that the hedges are effective. When the hedged item is recognised, the cumulative gains and losses on the related hedging instrument are reclassified to the Group income statement, within financial expenses.
Net investment hedges
Financial instruments are designated as net investment hedges when they hedge the Group’s net investment in foreign operations.
Changes in the fair value are recorded in other comprehensive income and the currency translation reserve to the extent that the hedges are effective. The cumulative gains and losses remain in equity until the relevant foreign operation is sold, at which point they are reclassified to the Group income statement as part of the gain or loss on disposal.
Deferred compensation plan
The Group operates a deferred compensation plan in the US which allows certain employees to make additional provision for retirement through the deferral of salary with matching company contributions within a dedicated trust. The related assets and liabilities are recognised on the balance sheet. The Group’s obligation to employees under the plan is limited to the fair value of assets held by the plan and so the assets and liabilities are valued at the same amount, with no net impact on profit or loss.
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
The fair value of a
non-financial
asset assumes the asset is used in its highest and best use, either through continuing ownership or by selling it.

Accounting policies	IHG | Annual Report and Form 20-F 2021	155

Group Financial Statements
Accounting policies
continued

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
Where deferred tax assets and liabilities arise in the same entity, or group of entities, and there would be a legal right to offset the assets and liabilities were they to reverse, the assets and liabilities are also offset on the Group statement of financial position. Otherwise, the assets and liabilities are not offset.
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
The service cost of providing pension benefits to employees, together with the net interest expense or income for the year, is charged to the Group income statement within administrative expenses. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability, after any asset restriction. Past service costs and gains, which are the change in the present value of the defined benefit obligation for employee service in prior periods resulting from plan amendments, are recognised immediately when the plan amendment occurs. Settlement gains and losses, being the difference between the settlement cost and the present value of the defined benefit obligations being settled, are recognised when the settlement occurs.
Re-measurements
comprise actuarial gains and losses, the return on plan assets and changes in the amount of any asset restrictions. Actuarial gains and losses may result from differences between the actuarial assumptions underlying the plan liabilities and actual experience during the year or changes in the actuarial assumptions used in the valuation of the plan liabilities.
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
In respect of litigation, a provision is made when management consider it probable that payment may occur and the amount can be reliably estimated even though the defence of the related claim may still be ongoing through the court process.
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
Assets designated as held for sale are held at the lower of carrying amount at designation and fair value less costs of disposal.
Depreciation and amortisation is not charged against assets classified as held for sale.

156	IHG | Annual Report and Form 20-F 2021

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
Equity share capital and reserves
Equity share capital
Equity share capital includes the total net proceeds (both nominal value and share premium) on issue of the Company’s equity share capital. Share premium represents the amount of proceeds received for shares in excess of their nominal value.
Capital redemption reserve
The capital redemption reserve maintains the nominal value of the equity share capital of the Company when shares are repurchased or cancelled.
Shares held by employee share trusts
Shares held by employee share trusts comprise ordinary shares held by employee share trusts.
Other reserves
Other reserves comprise the merger and revaluation reserves previously recognised under UK GAAP, together with the reserve arising as a consequence of the Group’s capital reorganisation in June 2005. The revaluation reserve relates to the previous revaluations of property, plant and equipment which were included at deemed cost on adoption of IFRS. Following the change in presentational currency to US dollars in 2008, this reserve also includes exchange differences arising on retranslation to period-end
exchange rates of equity share capital, the capital redemption reserve and shares held by employee share trusts.
Fair value reserve
The fair value reserve comprises movements in the value of financial assets measured at fair value through other comprehensive income.
Cash flow hedge reserves
The cash flow hedge reserves comprise:

•	Cash flow hedge reserve: the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition in profit or loss; and

•	Cost of hedging reserve: the gain or loss which is excluded from the designated hedging instrument relating to the foreign currency basis spread of currency swaps.
Currency translation reserve
The currency translation reserve comprises the movement in exchange differences arising from the translation of foreign operations and exchange differences on foreign currency borrowings and derivative financial instruments that provide a hedge against net investments in foreign operations. On adoption of IFRS, cumulative exchange differences were deemed to be $nil.
Non-controlling
interest
A
non-controlling
interest is equity in a subsidiary of the Group not attributable, directly or indirectly, to the Group.
Share-based payments
The cost of equity-settled share-based payment transactions with employees is measured by reference to fair value at the date at which the right to the shares is granted. Fair value is determined by an external valuer using option pricing models.
The cost of equity-settled share-based payment transactions is recognised, together with a corresponding increase in equity, over the period in which any performance or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).
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
New accounting standards
Adoption of new accounting standards
The Group has applied the requirements of Interest Rate Benchmark Reform – Phase 2 – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments provide additional guidance on the impact of new interest rate benchmarks on certain hedge relationships and on the measurement of certain financial assets and financial liabilities. The contractual cash flows of the Group’s derivatives are unchanged and there is no change in the Group’s risk management strategy or defined hedge accounting relationships. Valuing the Group’s derivatives within hedge relationships (see note 24) using overnight index swap (‘OIS’) rates instead of interbank rates does not have a material impact on the carrying amount of derivative financial liabilities or amounts recognised in the cash flow hedge reserve at 31 December 2021.
In addition, the Group has applied the amendments to IFRS 16 –
Covid-19
Related Rent Concessions beyond 30 June 2021. There was no material impact on the Group’s reported financial performance or position.
New standards issued but not yet effective
From 1 January 2022, the Group will apply the amendments to:

•	IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract;

•	IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use; and

•	Other existing standards arising from the Annual Improvements to IFRSs 2018 – 2020 cycle.
From 1 January 2023, the Group will apply the amendments to:

•	IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies;

•	IAS 8 – Definition of Accounting Estimates; and

•	IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction.
There is no anticipated material impact from these amendments on the Group’s reported financial performance or position.
The effective date for the amendment to IAS 1 – Classification of Liabilities as Current or
Non-Current
has been deferred to 1 January 2023. There is no anticipated material impact from these amendments on the Group’s reported financial performance or position.
The effective date for IFRS 17 ‘Insurance Contracts’ has been deferred to 1 January 2023. The Group has not yet determined the impact of this standard on the Group’s reported financial performance or position.

Accounting policies	IHG | Annual Report and Form 20-F 2021	157

Group Financial Statements
Notes to the Group Financial Statements

1. Exchange rates
The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1=£0.73 (2020: $1=£0.78, 2019: $1=£0.78). In the case of the euro, the translation rate is $1=
€
0.85 (2020: $1=
€
0.88, 2019: $1=
€
0.89).
Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1=£0.74 (2020: $1=£0.73, 2019: $1=£0.76). In the case of the euro, the translation rate is $1=
€
0.88 (2020: $1=
€
0.81, 2019: $1=
€
0.89).
2. Segmental information
The Group has four reportable segments reflecting its geographical regions (Americas, EMEAA, Greater China) and its Central functions.
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
The System Fund is not managed to generate a profit or loss for IHG over the longer term. As such, its results are not regularly reviewed by the Chief Operating Decision Maker (‘CODM’) and it does not constitute an operating segment under IFRS 8 ‘Operating Segments’. Similarly, reimbursements of costs are not reported to the CODM and so are not included within the reportable segments.
Segmental performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group Financial Statements, excluding System Fund and exceptional items. Group financing activities, fair value gains or losses on contingent purchase consideration and income taxes are managed on a Group basis and are not allocated to reportable segments.
Revenue

	2021	2020	2019
Year ended 31 December	$m	$m	$m
Americas	774	512	1,040
EMEAA	303	221	723
Greater China	116	77	135
Central	197	182	185
Revenue from reportable segments	1,390	992	2,083
System Fund revenues	928	765	1,373
Reimbursement of costs	589	637	1,171
Total revenue	2,907	2,394	4,627
Profit/(loss)

	2021	2020	2019
Year ended 31 December	$m	$m	$m
Americas	559	296	700
EMEAA	5	(50)	217
Greater China	58	35	73
Central	(88)	(62)	(125)
Operating profit from reportable segments	534	219	865
System Fund	(11)	(102)	(49)
Operating exceptional items (note 6)	(29)	(270)	(186)
Operating profit/(loss)	494	(153)	630
Net financial expenses	(139)	(140)	(115)
Fair value gains on contingent purchase consideration	6	13	27
Profit/(loss) before tax	361	(280)	542
Tax	(96)	20	(156)
Profit/(loss) for the year	265	(260)	386

158	IHG | Annual Report and Form 20-F 2021

2. Segmental information
continued
Operating profit from reportable segments includes the following, which are included in other operating income in the Group income statement:

•	In 2021, $5m government grant income relating to the EMEAA region;

•	In 2020, $4m business interruption insurance proceeds and $4m favourable litigation settlement, both in the Americas region, and $3m gain on disposal of hotel assets in the EMEAA region ; and

•	In 2019, $10m business interruption insurance proceeds relating to the Americas region.
Non-cash
items included within operating profit from reportable segments

Year ended 31 December 2021	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Depreciation and amortisation a	30	18	6	44	98
Equity-settled share-based payments cost	8	4	3	11	26
Share of losses of associates	7	1	–	–	8

Year ended 31 December 2020	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Depreciation and amortisation a	41	21	6	42	110
Equity-settled share-based payments cost	7	3	2	7	19
Share of losses of associates and joint ventures	14	–	–	–	14

Year ended 31 December 2019	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Depreciation and amortisation a	44	25	5	42	116
Equity-settled share-based payments cost	9	4	2	13	28
Share of losses/(gains) of associates and joint ventures	9	(6)	–	–	3

a
Included in the $98m (2020: $110m, 2019: $116m) of depreciation and amortisation is $20m (2020: $29m, 2019: $32m) relating to cost of sales in owned, leased and managed lease hotels, and $78m (2020: $81m, 2019: $84m) relating to other assets. A further $94m (2020: $62m, 2019: $54m) of depreciation and amortisation was recorded within System Fund expenses.

Capital expenditure

Year ended 31 December 2021	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Capital expenditure per management reporting	35	25	1	39	100
Contract acquisition costs	(32)	(10)	(1)	–	(43)
Timing differences and other adjustments	3	(5)	–	4	2
Additions per the Group Financial Statements	6	10	–	43	59

Comprising additions to:
Goodwill and other intangible assets	1	–	–	32	33
Property, plant and equipment	1	5	–	11	17
Investment in associates and joint ventures	4	–	–	–	4
Other financial assets	–	5	–	–	5
	6	10	–	43	59

Year ended 31 December 2020	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Capital expenditure per management reporting	46	44	2	56	148
Contract acquisition costs	(33)	(29)	(2)	–	(64)
Timing differences and other adjustments	17	4	–	(1)	20
Additions per the Group Financial Statements	30	19	–	55	104

Comprising additions to:
Goodwill and other intangible assets	1	1	–	50	52
Property, plant and equipment	12	13	–	5	30
Investment in associates and joint ventures	17	–	–	–	17
Other financial assets	–	5	–	–	5
	30	19	–	55	104

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	159

Group Financial Statements
Notes to the Group Financial Statements
continued

2. Segmental information
continued
Geographical information

Year ended 31 December	2021 $m	2020 $m	2019 $m
Revenue
United Kingdom	142	77	265
United States	1,263	1,067	1,957
Rest of World	574	485	1,032
	1,979	1,629	3,254
System Fund (note 33)	928	765	1,373
	2,907	2,394	4,627
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

31 December	2021 $m	2020 $m
Non-current assets
United Kingdom	64	72
United States	1,346	1,487
Rest of World	661	700
	2,071	2,259
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
non-current
assets, as defined above.
3. Revenue
Disaggregation of revenue

Year ended 31 December 2021	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	683	120	91	–	894
Incentive management fees	8	29	25	–	62
Central revenue	–	–	–	197	197
Revenue from fee business	691	149	116	197	1,153
Revenue from owned, leased and managed lease hotels	83	154	–	–	237
	774	303	116	197	1,390
System Fund revenues (note 33)					928
Reimbursement of costs					589
Total revenue					2,907

Year ended 31 December 2020	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	452	93	61	–	606
Incentive management fees	5	14	16	–	35
Central revenue	–	–	–	182	182
Revenue from fee business	457	107	77	182	823
Revenue from owned, leased and managed lease hotels	55	114	–	–	169
	512	221	77	182	992
System Fund revenues (note 33)					765
Reimbursement of costs					637
Total revenue					2,394

160	IHG | Annual Report and Form 20-F 2021

3. Revenue
continued

Year ended 31 December 2019	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	840	247	87	–	1,174
Incentive management fees	13	90	48	–	151
Central revenue	–	–	–	185	185
Revenue from fee business	853	337	135	185	1,510
Revenue from owned, leased and managed lease hotels	187	386	–	–	573
	1,040	723	135	185	2,083
System Fund revenues (note 33)					1,373
Reimbursement of costs					1,171
Total revenue					4,627
In 2020, following communication with the IHG Owners Association, fees and expenses associated with the InterContinental Ambassador programme (the InterContinental Hotels & Resorts paid-for
loyalty programme) previously reported within Central revenue were moved into the System Fund to align with the treatment of IHG’s other brand loyalty programmes. Revenue arising from the licence of intellectual property under co-brand
credit card agreements previously recorded within the System Fund was moved into Central revenue. This change was effective from 1 January 2020. For the year ended 31 December 2020, this change resulted in an increase of $20m to Central revenue and $21m to operating profit from reportable segments, and an equivalent reduction to System Fund revenues and increase to System Fund operating loss. Had this arrangement existed in 2019, Central revenue and operating profit in 2019 would have been $18m and $22m higher respectively; System Fund revenues would have reduced and System Fund operating loss would have increased by the same amounts.
Contract balances

	2021 $m	2020 $m
Trade receivables (note 18)	399	309
Contract assets	346	336
Deferred revenue	(1,613)	(1,569)
Contract assets

	2021 $m	2020 $m
At 1 January	336	334
Additions	45	74
Recognised as a deduction to revenue	(35)	(25)
Impairment charges	–	(53)
Repayments	(1)	–
Exchange and other adjustments	1	6
At 31 December	346	336

Analysed as:
Current	30	25
Non-current	316	311
	346	336
The Group also has future commitments for key money payments which are contingent upon future events and may reverse.
At 31 December 2021, the maximum exposure remaining under performance guarantees was $85m (2020: $72m).
In 2020, impairment of contract assets related primarily to deposits made to Service Properties Trust (‘SVC’) of $33m. The remaining impairment of $20m related to key money and performance guarantee payments on individual properties which were tested with reference to future franchise and management fees. Of the total impairment including SVC balances, $42m related to the Americas region and $11m to the EMEAA region.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	161

Group Financial Statements
Notes to the Group Financial Statements continued

3. Revenue
continued
Deferred revenue

	Loyalty programme $m	Other co-brand fees $m	Application & re-licensing fees $m	Other $m	Total $m
At 1 January 2020	1,233	66	172	93	1,564
Increase in deferred revenue	344	–	14	45	403
Recognised as revenue	(332)	(11)	(20)	(39)	(402)
Exchange and other adjustments	–	–	–	4	4
At 31 December 2020	1,245	55	166	103	1,569
Increase in deferred revenue	384	–	19	45	448
Recognised as revenue	(337)	(11)	(22)	(35)	(405)
Exchange and other adjustments	–	–	–	1	1
At 31 December 2021	1,292	44	163	114	1,613

Analysed as:
Current	535	11	21	50	617
Non-current	757	33	142	64	996
	1,292	44	163	114	1,613

At 31 December 2020:
Current	376	11	22	43	452
Non-current	869	44	144	60	1,117
	1,245	55	166	103	1,569
This table does not include amounts which were received and recognised as revenue in the same year. Amounts recognised as revenue were included in deferred revenue at the beginning of the year.
Loyalty programme revenues, shown gross in the table above, are presented net of the corresponding redemption cost in the Group income statement.
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
Amounts received and not yet recognised relating to performance obligations that were unsatisfied at the year end are as follows:

	2021			2020
	Loyalty and co-brand $m	Other $m	Total $m	Loyalty and co-brand $m	Other $m	Total $m
Expected timing of recognition
Less than one year	546	71	617	387	65	452
Between one and two years	406	45	451	313	40	353
Between two and three years	155	33	188	249	29	278
Between three and four years	98	25	123	176	24	200
Between four and five years	53	22	75	73	22	95
More than five years	78	81	159	102	89	191
	1,336	277	1,613	1,300	269	1,569

162	IHG | Annual Report and Form 20-F 2021

3. Revenue
continued
Contract costs

	2021 $m	2020 $m
At 1 January	75	72
Costs incurred	11	11
Amortisation	(9)	(9)
Exchange and other adjustments	–	1
At 31 December	77	75

Analysed as:
Current	5	5
Non-current	72	70
	77	75
4. Staff costs and Directors’ remuneration

	2021 $m	2020 $m	2019 $m
Staff costs
Wages and salaries	1,315	1,233	1,982
Social security costs	86	86	131
Pension and other post-retirement benefits:
Defined benefit plans (note 27)	2	3	3
Defined contribution plans	41	36	64
	1,444	1,358	2,180

Analysed as:
Costs borne by IHG a	569	500	735
Costs borne by the System Fund b	304	242	313
Costs reimbursed	571	616	1,132
	1,444	1,358	2,180

a	Included $27m in 2020 classified as exceptional relating to reorganisation programmes and $9m in 2019 classified as exceptional relating to the comprehensive efficiency programme completed in 2019.

b	Included $20m in 2020 relating to the 2020 corporate reorganisation programme and $8m in 2019 relating to the comprehensive efficiency programme completed in 2019.
Staff costs are presented net of government support income of $23m (2020: $36m). $12m (2020: $28m) relates principally to employee costs at certain of the Group’s leased hotels and $11m (2020: $8m) relates to ongoing support received in the form of tax credits which relate to the Group’s corporate office presence in certain countries. The income has been recognised as a reduction to the payroll costs that the grants and credits are intended to compensate. There are no unfulfilled conditions or other contingencies attached to these grants.

	2021	2020	2019
Monthly average number of employees, including part-time employees
Employees whose costs are borne by IHG:
Americas	1,481	1,931	2,170
EMEAA	2,808	4,088	5,227
Greater China	299	314	339
Central	1,425	1,813	1,900
	6,013	8,146	9,636
Employees whose costs are borne by the System Fund	4,508	4,686	4,800
Employees whose costs are reimbursed	11,807	15,980	22,207
	22,328	28,812	36,643

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	163

Group Financial Statements
Notes to the Group Financial Statements
continued

4. Staff costs and Directors’ remuneration
continued

	2021 $m	2020 $m	2019 $m
Directors’ remuneration
Base salaries, fees, annual performance payments and benefits	8.4	4.2	6.4

More detailed information on the remuneration including pensions, share awards and shareholdings for each Director is shown in the Directors’ Remuneration Report on pages 115 and 123. In addition, amounts received or receivable under long-term incentive schemes are shown on page 115.

5. Auditor’s remuneration

	2021 $m	2020 $m	2019 $m
Audit of the Financial Statements	3.7	3.0	3.0
Audit of subsidiaries	3.4	3.3	3.2
Audit-related assurance services	0.2	0.2	0.2
Other assurance services a	0.7	1.1	1.3
Other non-audit services not covered by the above	–	0.1	0.1
	8.0	7.7	7.8

a	In 2020, excluded fees of $0.2m which had not been incurred as at 31 December 2020.
In 2021, auditor’s remuneration was paid to PricewaterhouseCoopers LLP; in 2020 and 2019 auditor’s remuneration was paid to Ernst & Young LLP.
Audit fees in respect of the pension scheme were not material.
Under SEC regulations, the auditor’s remuneration of $8.0m (2020: $7.7m, 2019: $7.8m) is required to be presented as follows: audit $7.3m (2020: $6.5m, 2019: $6.4m); other audit-related $0.7m (2020: $1.1m, 2019: $1.3m); and all other fees $nil (2020: $0.1m, 2019: $0.1m).

164	IHG | Annual Report and Form 20-F 2021

6. Exceptional items

	Note	2021 $m	2020 $m	2019 $m
Cost of sales:
Derecognition of right-of-use assets and lease liabilities	(a)(h)	–	22	–
Gain on lease termination	(b)	–	30	–
Provision for onerous contractual expenditure	(h)	–	(10)	–
Reorganisation costs	(c)(h)	–	(8)	–
		–	34	–

Administrative expenses:
Reorganisation costs	(c)	–	(19)	(20)
Acquisition and integration costs	(d)	–	(6)	(7)
Litigation and commercial disputes	(e)	(25)	(5)	(28)
		(25)	(30)	(55)
Impairment loss on financial assets	(f)	–	(48)	–

Other impairment charges:

Goodwill	(h)	–	–	(49)
Management agreements	13	–	(48)	(50)
Property, plant and equipment	14, (h)	–	(90)	–
Right-of-use assets	15, (h)	–	(16)	(32)
Associates	16	(4)	(19)	–
Contract assets	3	–	(53)	–
		(4)	(226)	(131)

Operating exceptional items		(29)	(270)	(186)

Financial expenses	(g)	–	(14)	–

Fair value gains on contingent purchase consideration	(h)	–	21	38

Exceptional items before tax		(29)	(263)	(148)

Tax on exceptional items	(i)	3	52	20
Exceptional tax	(j)	26	–	–

Tax		29	52	20

Operating exceptional items analysed as:
Americas		(22)	(118)	(62)
EMEAA		(7)	(128)	(109)
Greater China		–	(5)	–
Central		–	(19)	(15)
		(29)	(270)	(186)

The above items are treated as exceptional (as defined by management) by reason of their size, nature, or incidence as further described on page 152.
(a) Derecognition of
right-of-use
assets and lease liabilities
In 2020, related to
right-of-use
assets ($49m) and lease liabilities ($71m) associated with the UK portfolio and German leases which were derecognised following a reassessment of the leases as fully variable. The net gain of $22m was presented as exceptional due to the size of the derecognised assets and liabilities.
(b) Gain on lease termination
In 2020, related to the termination of the InterContinental San Juan lease, which was part of the SVC portfolio. The right-of-use
assets ($60m) and lease liabilities ($90m) associated with this hotel were derecognised, resulting in a net gain of $30m, which was presented as exceptional due to the value of the assets and liabilities derecognised and for consistency with the impairments of other assets related to the SVC portfolio.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	165

Group Financial Statements
Notes to the Group Financial Statements
continued

6. Exceptional items
continued
(c) Reorganisation costs
In 2020, reorganisation costs related to the UK portfolio (see below), other owned and leased hotels and a corporate reorganisation completed in the year reflecting the reassessment of near-term priorities and the resources needed to support reduced levels of demand. An additional $20m relating to the corporate restructuring was charged to the System Fund.
In 2019, related to a comprehensive efficiency programme to fund a series of new strategic initiatives to drive an acceleration in IHG’s future growth. The programme commenced in 2018 and was completed in 2019; no further restructuring costs related to this programme were incurred in 2020. The 2019 cost included consultancy fees of $6m and severance costs of $8m. An additional $28m was charged to the System Fund.
These charges were classified as exceptional as they related to a significant programme carried out in response to the impacts of
Covid-19
and previously to a comprehensive programme to reorganise Group operations, which do not reflect normal, ongoing costs of the business.
(d) Acquisition and integration costs
In 2019, primarily related to the acquisition of Six Senses and in 2020, related to the integration of that business into the operations of the Group. Costs were presented as exceptional reflecting the fact that the acquisition of Six Senses is not a recurring event.
(e) Litigation and commercial disputes
In 2021, relates to the provisionally agreed costs to settle two commercial disputes, $18m in the Americas region and $7m relating to a leased property in the EMEAA region.
In 2020, related to the agreed cost of settlement of $14m in respect of a lawsuit in the EMEAA region, offset primarily by the partial release of the 2019 provision related to a lawsuit in the Americas region which was settled in 2020.
In 2019, primarily represented management’s best estimate of the settlement in respect of the Americas lawsuit, together with the cost of an arbitration award made against the Group in the EMEAA region.
These costs are presented as exceptional reflecting (i) the nature of the 2021 disputes which arose as a direct result of trading performance during
Covid-19;
(ii) the quantum of the settlements; and (iii) in respect of releases, consistency with the treatment applied in prior years.
(f) Impairment loss on financial assets
In 2020, comprised $33m and $15m related to SVC and other trade deposits and loans respectively (see note 17). The impairment losses were presented as exceptional as they related to the termination of a significant portfolio of over 100 management agreements and to significant changes in credit risk on other trade deposits and loans as a result of the pandemic.
(g) Financial expenses
In 2020, management undertook actions to strengthen liquidity and extend the maturity profile of the Group’s debt. The Group issued a tender offer for its £400m 3.875% 2022 bonds resulting in a repayment of £227m and concurrently issued
€
500m 1.625% 2024 bonds and £400m 3.375% 2028 bonds. The exceptional charge included the premium on repayment and associated write-off
of fees and discount. The charge was presented as exceptional primarily due to the size of the charge as well as the nature of the refinancing which was driven by increased liquidity requirements resulting from the pandemic.
(h) Exceptional items relating to the UK portfolio
Included within exceptional items are the following items relating to the UK portfolio:

	2021 $m	2020 $m	2019 $m
Cost of sales:
Derecognition of right-of-use assets and lease liabilities	–	18	–
Provision for onerous contractual expenditure	–	(10)	–
Reorganisation costs	–	(4)	–
	–	4	–
Other impairment charges:
Goodwill	–	–	(49)
Property, plant and equipment	–	(50)	–
Right-of-use assets	–	–	(32)
	–	(50)	(81)
Operating exceptional items	–	(46)	(81)
Fair value gains on contingent purchase consideration (note 25)	–	21	38
Exceptional items before tax	–	(25)	(43)
The UK portfolio experienced hugely challenging trading conditions as a result of
Covid-19,
with all 12 hotels closing for extended periods during 2020 and experiencing historically low occupancies during periods of temporary reopenings.
In 2020, the
right-of-use
asset ($22m) and lease liability ($40m) relating to the UK portfolio were derecognised as a result of the re-estimation
of the
‘in-substance
fixed’ rent payable under the leases, resulting in a gain of $18m; from 2020 the leases were considered to be fully variable.
In 2020, a $10m provision was recognised to the extent the costs of contractual expenditure committed under the hotel leases exceeded the future economic benefits expected to be received under the leases.

166	IHG | Annual Report and Form 20-F 2021

6. Exceptional items
continued
In 2020, hotels incurred a total cost of $4m to restructure hotel operations in response to the impact of
Covid-19
on hotel occupancy and revenues.
Assumptions used in 2020 impairment testing of property, plant and equipment are detailed in note 14.
In 2019, goodwill ($49m) and the
right-of-use
asset ($32m) (prior to derecognition) were impaired as a result of trading disruption arising from hotel renovations and rebranding.
A fair value gain on contingent purchase consideration of $21m was recognised in 2020 (2019: $38m), arising from a reduction in expected future rentals payable such that there is no remaining above-market element. Information on the fair value calculation is provided in note 25.
As a result of the adjustments outlined above,
non-current
assets, lease liabilities and contingent purchase consideration relating to the UK portfolio were all measured at $nil at 31 December 2020 and 31 December 2021.
(i) Tax on exceptional items
The tax impacts of the exceptional items are shown in the table below:

	2021		2020		2019
	Current tax $m	Deferred tax $m	Current tax $m	Deferred tax $m	Current tax $m	Deferred tax $m
Derecognition of right-of-use assets and lease liabilities	–	–	–	(4)	–	–
Provision for onerous contractual expenditure	–	–	–	2	–	–
Reorganisation costs	–	–	3	2	4	–
Acquisition and integration costs	–	–	1	–	–	–
Litigation and commercial disputes	–	4	–	–	–	6
Impairment loss on financial assets	–	–	4	2	–	–
Other impairment charges	–	1	6	37	–	18
Financial expenses	–	–	–	3	–	–
Fair value gains on contingent purchase consideration	–	–	–	(4)	–	(6)
Adjustments in respect of prior years a	(2)	–	–	–	–	(2)
	(2)	5	14	38	4	16
Total current and deferred tax		3		52		20

a	In 2021, relates to exceptional items recorded in 2014 which are undergoing tax audit (see page 171). In 2019, related to a 2014 disposal.

(j) Exceptional tax
An exceptional tax credit of $26m has been recorded as a result of the enactment of a change to the UK rate of corporate income tax from 19% to 25%, effective 1 April 2023. The change has resulted in the re-measurement
of those UK deferred tax assets and liabilities which are forecast to be utilised or to crystallise after this effective date, using the higher tax rate. A further credit of $4m has been recorded within the Group statement of comprehensive income in respect of movements in deferred tax assets and liabilities originally recorded there. The value attributable to unrecognised deferred tax assets has increased by $34m as a result of the rate change. This has no impact on the reported tax charge.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	167

Group Financial Statements
Notes to the Group Financial Statements
continued

7. Financial income and expenses

	2021 $m	2020 $m	2019 $m
Financial income
Financial income on deposits and money market funds	2	2	3
Interest income on loans and other assets	6	2	3
	8	4	6
Financial expenses
Interest expense on external borrowings	109	102	78
Interest expense on lease liabilities	29	37	41
Capitalised interest	–	(1)	(5)
Unwind of discount on deferred purchase consideration	1	1	1
Other charges	8	5	6
	147	144	121

Analysed as:
Financial expenses before exceptional items	147	130	121
Exceptional financial expenses (note 6)	–	14	–
	147	144	121
All financial income relates to financial assets held at amortised cost.
Interest expense on external borrowings and unwind of discount on deferred purchase consideration relate to financial liabilities which are held at amortised cost. Other charges includes bank charges and non-bank
interest expense.
In 2021, $1m (2020: $3m, 2019: $13m) was payable to the IHG Rewards loyalty programme relating to interest on the accumulated balance of cash received in advance of the consumption of points awarded. The expense and corresponding System Fund interest income are eliminated within financial expenses. Financial income includes $2m (2020: $nil, 2019: $nil) of other interest which is also attributable to the System Fund.
Capitalised interest relates to the System Fund. There was no interest capitalised during the year (rate used for capitalisation of interest in 2020: 2.9%, 2019: 3.1%).
Net interest payable on a frozen GAAP basis as calculated for bank covenants was $133m (2020: $111m, 2019: $99m). Further details are provided on page 190.

168	IHG | Annual Report and Form 20-F 2021

8. Tax
Tax on profit/(loss)

	2021 $m	2020 $m	2019 $m
Current tax
UK tax at 19.00%:
Current period	1	–	5
Adjustments in respect of prior periods	–	(2)	13
	1	(2)	18
Foreign tax:
Current period	138	43	154
Benefit of tax reliefs on which no deferred tax previously recognised	–	(2)	(2)
Adjustments in respect of prior periods	4	(5)	(11)
	142	36	141
	143	34	159
Deferred tax
Origination and reversal of temporary differences	(21)	(35)	11
Changes in tax rates and tax laws	(25)	(8)	2
Adjustments to estimated recoverable deferred tax assets a	2	(14)	(2)
Reduction in deferred tax expense by previously unrecognised deferred tax assets	–	(1)	–
Adjustments in respect of prior periods	(3)	4	(14)
	(47)	(54)	(3)
Income tax charge/(credit) for the year	96	(20)	156

Analysed as tax relating to:
Profit before exceptional items b	125	32	176
Exceptional items:
Tax on exceptional items (note 6)	(3)	(52)	(20)
Exceptional tax (note 6)	(26)	–	–
	96	(20)	156

a	Represents a reassessment of the recovery of deferred taxes in line with the Group’s profit forecasts.

b	Includes $115m (2020: $41m, 2019: $113m) in respect of US taxes.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	169

Group Financial Statements
Notes to the Group Financial Statements
continued

8. Tax
continued

	Total a			Before exceptional items and System Fund b
	2021%	2020%	2019%	2021%	2020%	2019%
Reconciliation of tax charge
UK tax at standard rate	19.0	19.0	19.0	19.0	19.0	19.0
Tax credits	(0.1)	0.5	(0.8)	(0.1)	(1.7)	(0.6)
System Fund c	0.4	(6.6)	1.1	(0.1)	(1.1)	(0.5)
Impairment charges	–	–	1.7	–	–	–
Other permanent differences	1.4	(4.2)	1.3	1.2	12.1	0.8
Non-recoverable foreign taxes d	3.5	(5.1)	3.2	3.1	16.9	2.4
Net effect of different rates of tax in overseas businesses e	6.8	(4.5)	6.7	6.9	18.9	5.5
Effect of changes in tax rates and tax laws f	(7.0)	2.9	(0.4)	–	(9.6)	(0.3)
Reduction in current tax expense by previously unrecognised deferred tax assets	(0.1)	0.7	(0.4)	(0.1)	(2.4)	(0.3)
Items on which deferred tax arose but where no deferred tax is recognised g	2.0	(1.9)	–	1.3	5.1	–
Effect of adjustments to estimated recoverable deferred tax assets h	0.5	5.1	(0.4)	0.4	(16.9)	(0.3)
Reduction in deferred tax expense by previously unrecognised deferred tax assets	–	0.3	–	–	–	–
Adjustment to tax charge in respect of prior periods	0.2	0.9	(2.2)	(0.4)	(2.7)	(1.9)
	26.6	7.1	28.8	31.2	37.6	23.8

a	Calculated in relation to total profits including exceptional items and System Fund.

b	Calculated in relation to profits excluding exceptional items and System Fund earnings.

c	The System Fund is, in general, not subject to taxation.

d
The large increase in 2020 when compared to 2019 is a result of the material decrease in Group profitability. This meant that the Group was no longer able to obtain effective relief for withholding taxes incurred on its revenues and in respect of other taxes, primarily in the US and Singapore.

e
Before exceptional items and System Fund includes 6.7 percentage points (2020: 18.9 percentage points, 2019: 4.9 percentage points) driven by the relatively high blended US rate, which includes US Federal and State taxes as well as Base Erosion and Anti-Avoidance Tax (‘BEAT’). In 2020, the lower profitability resulted in a large impact of BEAT, and the trading results in the year led to a higher proportion of the Group’s profit being taxed in the US.

f
In 2021, the UK Government enacted an increase to the UK rate of Corporation Tax from 19% to 25%. This has led to an increase in value to the Group’s existing deferred tax assets in the UK, contributing to a benefit to the Group’s total effective rate of 7.1 percentage points. In 2020, the UK Government reversed a previously enacted drop to the UK rate of Corporation Tax, contributing to a benefit to the Group effective tax rate, before exceptional items and System Fund, of 7.9 percentage points.

g	Predominantly in respect of losses arising in the year.

h	In 2020, the Group simplified its Group structure which led to an increase to existing deferred tax assets within the UK.
A reconciliation between total tax rate and tax rate before exceptional items and System Fund is shown below:

	2021			2020			2019
	Profit before tax $m	Tax $m	Rate %	(Loss)/ profit before tax $m	Tax $m	Rate %	Profit before tax $m	Tax $m	Rate %
Group income statement	361	96	26.6	(280)	(20)	7.1	542	156	28.8
Adjust for:
Exceptional items (note 6)	29	29		263	52		148	20
System Fund	11	–		102	–		49	–
	401	125	31.2	85	32	37.6	739	176	23.8

Information concerning Non-GAAP measures can be found in the Strategic Report on pages 73 to 77.
Tax paid
Total net tax paid during the year of $86m (2020: $41m, 2019: $141m) is all in respect of operating activities.
The total tax paid includes, in respect of the US:

•	payments of $88m (2020: $29m, 2019: $80m); and

•	refunds arising from earlier periods of $15m (2020: $24m, 2019: $nil);
and in respect of the UK:

•	payments of $1m (2020: $2m, 2019: $13m); and

•	refunds arising from earlier periods of $3m (2020: $nil, 2019: $nil).

170	IHG | Annual Report and Form 20-F 2021

8. Tax
continued
A reconciliation of tax paid to the total tax charge in the Group income statement is as follows:

	2021 $m	2020 $m	2019 $m
Current tax charge in the Group income statement	(143)	(34)	(159)
Current tax (charge)/credit in the Group statement of comprehensive income	–	(1)	2
Current tax credit taken directly to equity	–	–	4
Total current tax charge	(143)	(35)	(153)
Movements to tax contingencies a	4	(8)	3
Timing differences of cash tax paid and foreign exchange differences b	53	2	9
Tax paid per cash flow	(86)	(41)	(141)

a
Tax contingency movements are included within the current tax charge but do not impact cash tax paid in the year. Settlements of tax contingencies are included within cash tax paid in the year but not recorded in the current year tax charge.

b	2021 includes $20m of refunds in respect of earlier years, $12m of other receivables which have been allocated to payments that otherwise would have been due and $28m of payments due in 2022.
Current tax
Within current tax payable is $24m (2020: $25m) in respect of uncertain tax positions, with the largest single item not exceeding $10m (2020: $8m).
The calculation of the Group’s total tax charge involves consideration of applicable tax laws and regulations in many jurisdictions throughout the world. From time to time, the Group is subject to tax audits and uncertainties in these jurisdictions. The issues involved can be complex and audits may take a number of years to conclude.
Where the interpretation of local tax law is not clear, management relies on judgement and accounting estimates to ensure all uncertain tax positions are adequately provided for in the Group Financial Statements, in accordance with IFRIC 23 ‘Uncertainty over Income Tax Treatments’, representing the Group’s view of the most likely outcome, or, where multiple issues are considered likely to be settled together, the probability weighted amounts of the range of outcomes. This may involve consideration of some or all of the following factors:

•	strength of technical argument, impact of case law and clarity of legislation;

•	professional advice;

•	experience of interactions, and precedents set, with the particular taxing authority; and

•	agreements previously reached in other jurisdictions on comparable issues.
The Group’s most material territories for tax are the USA and the UK.
In the USA, the Internal Revenue Service (‘IRS’) has a right to commence a routine audit of the federal income tax returns for up to three years following the filing of the federal return. The Group has agreed all federal income tax returns up to and including those filed for the 2017 year except for the 2014 year, and no audits have so far been initiated for periods from 2018 onwards. There are two issues under discussion in respect of the 2014 year for which total federal tax assessed by the IRS is $28m. Should the IRS’s views be sustained, state taxes of $4m and interest of up to $9m would also be payable. The Group is contesting certain elements of the IRS assessment but has recorded federal tax provisions of $8m (2020: $6m), state tax provisions of $1m (2020: $1m) and interest of $3m (2020: $2m), which the Group considers the most likely outflow. It is the Group’s expectation that this audit will be resolved in 2022, however there are possible scenarios which would lead to a longer period of time to ultimate resolution, including litigation. The issues involved are isolated to the 2014 year.
In the UK, HM Revenue and Customs (‘HMRC’) has a right to commence a routine audit of UK Corporation Tax returns for up to 12 months following the filing of the return. The Group has agreed all UK tax returns up to and including 2015. The Group received a single question from HMRC in respect of a 2016 return in 2019, to which a response was provided also in 2019. Although formal agreement of the return has not yet been received from HMRC, the Group considers there to be minimal risk of any adjustment. A transfer pricing audit was initiated in September 2019 in respect of the 2017 period but is still at the data gathering stage with no issues having so far been identified and communicated to the Group; HMRC have reserved the right to consider similar points in later periods if any adjustments were to be ultimately agreed. The Group has provisions of $2m (2020: $2m) in respect of UK Corporation Tax uncertainties.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	171

Group Financial Statements
Notes to the Group Financial Statements
continued

8. Tax
continued
Deferred tax

	Property, plant, equipment and software $m	Other intangible assets $m	Application fees $m	Deferred gains on loan notes $m	Associates $m	Losses $m	Employee benefits $m	Deferred compen- sation $m	Credit losses $m	Contract costs $m	Other short-term temporary differences $m	Total $m
At 1 January 2020	(119)	(14)	43	(34)	(58)	27	33	41	12	(16)	33	(52)
Group income statement	23	14	(2)	–	–	28	–	1	10	(1)	(19)	54
Group statement of comprehensive income	–	–	–	–	–	6	1	–	–	–	8	15
Group statement of changes in equity	–	–	–	–	–	–	(1)	–	–	–	–	(1)
Exchange and other adjustments	1	–	1	–	1	–	1	–	–	–	(2)	2
At 31 December 2020	(95)	–	42	(34)	(57)	61	34	42	22	(17)	20	18
Group income statement	15	–	(2)	–	2	21	4	6	(1)	4	(2)	47
Group statement of comprehensive income	–	–	–	–	–	4	–	–	–	–	(15)	(11)
Group statement of changes in equity	–	–	–	–	–	–	2	–	–	–	–	2
Exchange and other adjustments	(1)	–	–	–	–	(2)	(1)	–	(1)	(1)	4	(2)
At 31 December 2021	(81)	–	40	(34)	(55)	84	39	48	20	(14)	7	54
The deferred tax on the loan notes represents tax that is expected to become due in 2025. The deferred tax in respect of losses of $84m (2020: $61m) comprises $84m in respect of revenue losses (2020: $60m) and $nil in respect of capital losses (2020: $1m). There are no amounts recognised in relation to uncertain tax positions within deferred tax in either the current or prior year.
A deferred tax asset of $120m (2020: $95m) has been recognised in legal entities which have made a loss in the current or the previous year. Of the 2021 amount, $114m (2020: $89m) is within the UK tax group and predominantly represents revenue tax losses and future tax deductions for amortisation.
Additional UK deferred tax assets of $13m (2020: $14m) are recognised in legal entities which were profitable in both the current and previous years.
The recoverability of the UK deferred tax assets has been assessed by:

•	starting with the Base Case forecasts (see page 149 within ‘Going concern’);

•	overlaying tax principles to those forecasts; and

•	following the methodology required by IAS 12 ‘Income Taxes’.
This has demonstrated that the UK deferred tax asset, including $73m in respect of losses, should reverse over a seven- to ten-year
period. Under UK law, tax losses do not expire, although they can only be offset against 50% of annual UK taxable profits. If the anticipated recovery of RevPAR to 2019 levels for the European and UK markets were to be one year later than is forecast within the Base Case, or if actual future UK taxable profits were to be 20% lower than those currently forecast, then the recovery period for the deferred tax asset would be extended by approximately one further year.
The Group’s TCFD disclosures on pages 32 to 35 describe how physical and transitional climate risks present both risks and opportunities for IHG. The potential downside risk has been considered in the context of the UK deferred tax asset recoverability, without taking account of opportunities or mitigating actions, and could be absorbed within the sensitivities disclosed above.
The analysis of the deferred tax balance after considering the offset of assets and liabilities within entities where there is a legal right to do so, and analysis of the most material territories as follows:

	2021 $m	2020 $m
Deferred tax assets	147	113
Deferred tax liabilities	(93)	(95)
	54	18

Analysed as:
United Kingdom	127	103
United States	(87)	(89)
Other	14	4
	54	18

172	IHG | Annual Report and Form 20-F 2021

8. Tax
continued
The Group does not recognise deferred tax assets if it cannot anticipate being able to offset them against existing deferred tax liabilities or against future profits or gains.
The total unrecognised deferred tax position is as follows:

		Gross	Unrecognised deferred tax

	2021	2020	2021	2020
	$m	$m	$m	$m

Revenue losses	458	467	87	76

Capital losses	551	562	138	109

	1,009	1,029	225	185

Tax credits	10	12	10	12

Other a	16	19	3	3

	1,035	1,060	238	200

a	Primarily relates to costs incurred for which tax relief has not been obtained.
There is no expiry date to any of the above unrecognised assets other than for the losses and tax credits as shown in the table below:

		Gross	Unrecognised deferred tax

	2021	2020	2021	2020
	$m	$m	$m	$m

Expiry date

2021	–	33	–	8

2022	10	11	3	3

2023	2	2	–	–

2024	4	5	1	1

2025	100	110	25	26

2026	13	1	2	–

2027	–	3	–	1

2028	6	7	2	2

After 2028	12	17	11	15

No deferred tax liability has been provided in respect of $0.4bn (2020: $0.5bn) of taxable temporary differences relating to subsidiaries (comprising undistributed earnings and net inherent gains) because the Group is in a position to control the timing of the reversal of these temporary differences and it is probable that such differences will not reverse in the foreseeable future.
Tax risks, policies and governance
The Group’s Chief Financial Officer & Group Head of Strategy has responsibility for tax and tax policies at Board level. These policies and procedures are subject to regular review and update and are approved by the Audit Committee. Procedures to minimise risk include the preparation of thorough tax risk assessments for all transactions carrying material tax risk and, where appropriate, material tax uncertainties are discussed and resolved with tax authorities in advance. IHG’s Approach to Tax document is available on IHG’s website at
www.ihgplc.com/en/responsible-business/policies
. In addition, as a result of its business profile as a hotel manager and also as a residual legacy from prior acquisitions, IHG has a small number of subsidiaries in jurisdictions commonly portrayed as tax havens. IHG manages such subsidiaries on a basis consistent with its business principles (for example, by making some foreign incorporated companies UK tax resident or by operating others so that local profits are commensurate with local activity).
Factors that may affect the future tax charge
Many factors will affect the Group’s future tax rate, the main ones being future legislative developments, future profitability of underlying subsidiaries and tax uncertainties.
The impact of
Covid-19
has resulted in changes to the Group’s current geographic profit mix which is likely to continue to result in a slightly higher than usual tax rate for the Group in the short term.
Worldwide tax reform continues, notably with the OECD’s proposals in connection with its review into “Tax Challenges Arising from Digitalisation”, and this could impact the Group over the longer term. The Group continues to monitor activity in this area.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	173

Group Financial Statements

Notes to the Group Financial Statements
continued

9. Dividends

	2021		2020		2019
	cents per share	$m	cents per share	$m	cents per share	$m
Paid during the year
Final (declared for previous year)	–	–	–	–	78.1	139
Interim	–	–	–	–	39.9	72
Special (note 29)	–	–	–	–	262.1	510
	–	–	–	–	380.1	721
The final dividend of 85.9¢ per ordinary share (amounting to $157m) is proposed for approval at the AGM on 6 May 2022. No dividends were paid in 2021 or 2020.
10. Earnings/(loss) per ordinary share

	2021	2020	2019
Basic earnings/(loss) per ordinary share
Profit/(loss) available for equity holders ($m)	266	(260)	385
Basic weighted average number of ordinary shares (millions)	183	182	183
Basic earnings/(loss) per ordinary share (cents)	145.4	(142.9)	210.4

Diluted earnings/(loss) per ordinary share
Profit/(loss) available for equity holders ($m)	266	(260)	385
Diluted weighted average number of ordinary shares (millions)	184	182	184
Diluted earnings/(loss) per ordinary share (cents)	144.6	(142.9)	209.2

Diluted weighted average number of ordinary shares is calculated as:
Basic weighted average number of ordinary shares (millions)	183	182	183
Dilutive potential ordinary shares (millions)	1	–	1
	184	182	184
The effect of the notional exercise of outstanding ordinary share awards was anti-dilutive in 2020 and therefore was not included in the diluted earnings per share calculation.
11. Acquisition of businesses
Six Senses
On 12 February 2019, the Group acquired a 100% ownership interest in Six Senses Hotels Resorts Spas (‘Six Senses’), a leading operator of top-tier
luxury hotels, resorts and spas with a world-renowned reputation for wellness and sustainability. The total purchase consideration was $304m, comprising $299m paid on acquisition, including the settlement of working capital and $5m of contingent purchase consideration. The fair value of net assets acquired was $246m, including brands of $189m, management agreements of $45m, and a right-of-use
asset of $19m offset by an equal lease liability. Goodwill recognised was $58m.
The value of the contingent purchase consideration was reassessed at 31 December 2021 (see note 25).
The value of management agreements and
right-of-use
assets recognised on acquisition were impaired by $41m and $5m respectively in 2020 (see notes 13 and 15).
UK portfolio
Following a 2018 deal with Covivio to operate 10 UK hotels under long-term leases, in 2019 the Group added a further two hotels to the portfolio bringing the total hotels in the UK portfolio to 12.
The total purchase consideration for the 12 hotels was $73m, comprising $10m paid on acquisition, a working capital refund of $3m and $66m of contingent purchase consideration. The fair value of the net assets acquired was $14m and goodwill of $64m was recognised, of which $12m was recognised in 2019.
Goodwill and
non-current
assets allocated to the UK portfolio were impaired in full during 2019 and 2020 such that the remaining value is $nil (see note 6).
The contingent purchase consideration was valued at $nil as at 31 December 2021 (see note 25).
Cash flows relating to acquisitions

	2021 $m	2020 $m	2019 $m
Cash paid on acquisition, including working capital settlement	–	–	299
Settlement of stamp duty liability	–	–	3
Less: cash and cash equivalents acquired	–	–	(7)
Less: working capital settlement received in year following acquisition	–	–	(3)
Net cash outflow arising on acquisitions	–	–	292

174	IHG | Annual Report and Form 20-F 2021

12. Assets and liabilities sold
Three hotels in the Americas region have been sold in 2021. Total cash consideration of $46m was received with no gain or loss arising after charging disposal costs. Net assets of $44m disposed comprised $45m property, plant and equipment and $2m right-of-use
assets, less $3m lease liabilities. The net cash inflow arising was $44m.
In 2020, the Group sold one hotel in EMEAA, the Holiday Inn Melbourne Airport. Total consideration of $2m was received with a total gain, net of disposal costs, of $3m. The gain was included in other operating income in the Group income statement.
13. Goodwill and other intangible assets

	Goodwill $m	Brands $m	Software $m	Management agreements $m	Other intangibles $m	Total $m
Cost
At 1 January 2020	529	439	864	122	23	1,977
Additions	–	–	50	–	2	52
Disposals	–	–	(29)	–	–	(29)
Exchange and other adjustments	8	–	1	–	–	9
At 31 December 2020	537	439	886	122	25	2,009
Additions	–	–	32	–	1	33
Disposals	–	–	(40)	–	–	(40)
Exchange and other adjustments	(5)	–	–	–	–	(5)
At 31 December 2021	532	439	878	122	26	1,997
Amortisation and impairment
At 1 January 2020	(190)	–	(340)	(63)	(8)	(601)
Provided	–	–	(36)	(1)	(1)	(38)
System Fund expense	–	–	(51)	–	(2)	(53)
Impairment charge	–	–	–	(48)	–	(48)
System Fund impairment charge	–	–	(4)	–	–	(4)
Disposals	–	–	29	–	–	29
Exchange and other adjustments	(1)	–	–	–	–	(1)
At 31 December 2020	(191)	–	(402)	(112)	(11)	(716)
Provided	–	–	(30)	(1)	(1)	(32)
System Fund expense	–	–	(82)	–	(1)	(83)
Disposals	–	–	28	–	–	28
Exchange and other adjustments	–	–	1	–	–	1
At 31 December 2021	(191)	–	(485)	(113)	(13)	(802)

Net book value
At 31 December 2021	341	439	393	9	13	1,195
At 31 December 2020	346	439	484	10	14	1,293
At 1 January 2020	339	439	524	59	15	1,376
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
Allocation of goodwill and brands to CGUs

	At		At		At	Analysed as:
	1 January 2020 $m	Exchange adjustments $m	31 December 2020 $m	Exchange adjustments $m	31 December 2021 $m	Goodwill $m	Brands $m
Americas (group of CGUs)	421	–	421	(2)	419	132	287
EMEAA (group of CGUs)	332	7	339	(2)	337	201	136
Greater China	25	–	25	(1)	24	8	16
	778	7	785	(5)	780	341	439

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	175

Group Financial Statements

Notes to the Group Financial Statements
continued

13. Goodwill and other intangible assets
continued
The recoverable amounts of the CGUs, or groups of CGUs, have been determined from value in use calculations. The key assumptions are RevPAR growth and the expected recovery period (detailed on page 149 within ‘Going concern’), terminal growth rates and pre-tax
discount rates. Cash flows beyond the five-year period are extrapolated using terminal growth rates that do not exceed the average long-term growth rates for the relevant markets. Cash flow projections are discounted using pre-tax
rates that are based on the Group’s weighted average cost of capital and incorporate adjustments reflecting risks specific to the territory of the CGU.
The weighted average terminal growth rates and
pre-tax
discount rates are as follows:

	2021		2020
	Terminal growth rate %	Pre-tax discount rate %	Terminal growth rate %	Pre-tax discount rate %
Americas	2.0	10.2	1.7	8.5
EMEAA	2.2	12.8	1.9	12.1
Greater China	2.5	12.6	2.5	13.3
The increase in discount rates in 2021 in Americas and EMEAA was primarily driven by increased long-term risk-free rates.
The recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying value such that no impairment has arisen. Assumptions were sensitised, including using the Downside Case scenario (detailed on page 149 within ‘Going concern’) with no impairment arising.
The Group’s TCFD disclosures on pages 32 to 35 describe how physical and transitional climate risks present both risks and opportunities for IHG. The potential downside risk has been considered when testing goodwill and brands and could be absorbed within existing headroom, without taking account of opportunities or mitigating actions.
Software
Software includes $233m relating to the development of the next-generation Guest Reservation System with Amadeus. Internally developed software with a value of $155m developed within the two phases of the project is being amortised over 10 years and eight years respectively, with seven years remaining at 31 December 2021, reflecting the Group’s experience of the long life of guest reservation systems and the initial term over which the Group is party to a technology agreement with Amadeus. The remaining project value relates to enhancements to existing systems as part of the project, which are amortised over five years.
In 2021, no impairment was charged. In 2020, $4m impairment was charged to the System Fund relating to projects which are no longer expected to complete.
A loss on disposal of software assets of $12m was recorded in 2021, relating to amounts previously capitalised in respect of costs incurred to implement cloud computing arrangements. These losses are recorded within depreciation and amortisation ($8m) and System Fund depreciation and amortisation ($4m) in the Group income statement.
Management agreements
Management agreements relate to contracts recognised at fair value on acquisition. The weighted average remaining amortisation period for all management agreements is 17 years (2020: 18 years).
In 2021, there were no indicators of further impairment relating to management agreements and no indicators that impairment losses recognised in prior years may have reversed.
2020 impairment of management agreements
The 2020 impairment charge of $48m related to the Kimpton ($5m), Regent ($2m) and Six Senses ($41m) management agreement portfolios acquired in 2015, 2018 and 2019 respectively. The key assumption was RevPAR growth which assumed a recovery to 2019 levels over a five-year period from 2021.
Contracts were valued at the higher of value in use and fair value less costs of disposal, using discounted cash flow techniques. Where the recoverable amount was measured at fair value, this was categorised as a Level 3 fair value measurement.

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
2019 impairment of management agreements
The 2019 impairment charge of $50m related to the Kimpton management agreement portfolio acquired in 2015 and arose from revised expectations regarding future trading, the rate of hotel exits and the cost of retaining hotels in the portfolio. The recoverable amount was based on value in use calculations using management fee projections based on near-term industry projected growth rates for the sector and discounted at a rate of 8.0%.

176	IHG | Annual Report and Form 20-F 2021

14. Property, plant and equipment

	Land and buildings $m	Fixtures, fittings and equipment $m	Total $m
Cost
At 1 January 2020	207	307	514
Additions	2	28	30
Fully depreciated assets written off	–	(17)	(17)
Disposals	(1)	(2)	(3)
Exchange and other adjustments	–	6	6
At 31 December 2020	208	322	530
Additions	–	17	17
Fully depreciated assets written off	–	(7)	(7)
Disposals	(103)	(29)	(132)
Exchange and other adjustments	–	(4)	(4)
At 31 December 2021	105	299	404
Depreciation and impairment
At 1 January 2020	(73)	(132)	(205)
Provided	(4)	(33)	(37)
System Fund expense	–	(5)	(5)
Impairment charge	(39)	(51)	(90)
System Fund impairment charge	–	(5)	(5)
Fully depreciated assets written off	–	17	17
Disposals	1	1	2
Exchange and other adjustments	–	(6)	(6)
At 31 December 2020	(115)	(214)	(329)
Provided	(4)	(27)	(31)
System Fund expense	–	(4)	(4)
Fully depreciated assets written off	–	7	7
Disposals	66	21	87
Exchange and other adjustments	–	3	3
At 31 December 2021	(53)	(214)	(267)

Net book value
At 31 December 2021	52	85	137
At 31 December 2020	93	108	201
At 1 January 2020	134	175	309
The Group’s property, plant and equipment mainly comprises buildings and leasehold improvements on 19 hotels (2020: 23 hotels), but also offices and computer hardware, throughout the world.
In 2021, there were no impairments relating to property, plant and equipment and no indicators that impairment losses recognised in prior years may have reversed.
2020 impairment of property, plant and equipment
Total impairment charges of $90m were recognised in relation to property, plant and equipment in 2020, in addition $5m was recognised in the System Fund.
The recoverable amount of property, plant and equipment in the UK portfolio was measured at value in use, using a discounted cash flow approach. The key assumptions were 2021 revenues and profits, based on hotel budgets. For the purposes of impairment testing it was assumed that the landlord would exercise a termination right such that the current leases would end in 2022 and that the hotels would remain loss-making over this period. The recoverable amount of the property, plant and equipment tested for impairment was assessed as $nil resulting in an impairment charge of $50m. Estimated future cash flows were discounted at a pre-tax
rate of 10.1%.
An impairment charge of $35m was also recognised on property, plant and equipment relating to three premium-branded hotels in North America. The recoverable amount was measured at value in use, using a discounted cash flow approach that measures the present value of projected income flows (over a
10-year
period) and the income from the property sale. The key assumptions were RevPAR growth assuming a five-year period of recovery to 2019 levels, discount rates and terminal capitalisation rates. Cash flows beyond the five-year period were extrapolated using a US long-term growth rate of 1.7%. Estimated future cash flows were discounted at pre-tax
rates of
11.0%-12.0%
and capitalisation rates of
7.5%-9.0%
were used to calculate the eventual sales values of the hotels. The hotels were sold in 2021 (see note 12).

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	177

Group Financial Statements

Notes to the Group Financial Statements
continued

14. Property, plant and equipment
continued
Impairment charges of $3m were also recognised in relation to three land sites held by the Group in the US which were measured at fair value. The sites were appraised by a professional external valuer using comparable sales data. Within the fair value hierarchy, this is categorised as a Level 3 measurement.
Impairment charges of $7m were recognised in relation to property, plant and equipment in the US corporate headquarters. The key assumptions and sensitivities are detailed in note 15. $5m of this impairment charge was borne by the System Fund in line with the principles for cost allocation relating to this facility. The remaining $2m was recognised in the Americas region ($1m) and Central ($1m).
Net book value by operating segment

	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m
Land and buildings	41	1	–	10	52
Fixtures, fittings and equipment	31	11	–	43	85
	72	12	–	53	137
15. Leases
Right-of-use
assets

	Property $m	Other $m	Total $m
Cost
At 1 January 2020	822	5	827
Additions and other re-measurements	12	1	13
Derecognition	(93)	–	(93)
Terminations	(125)	(2)	(127)
Exchange and other adjustments	1	–	1
At 31 December 2020	617	4	621
Additions and other re-measurements	4	–	4
Terminations	(6)	(1)	(7)
Disposals	(3)	–	(3)
Exchange and other adjustments	(5)	–	(5)
At 31 December 2021	607	3	610
Depreciation and impairment
At 1 January 2020	(335)	(2)	(337)
Provided	(34)	(1)	(35)
System Fund expense	(4)	–	(4)
Impairment charge	(16)	–	(16)
System Fund impairment charge	(32)	–	(32)
Derecognition	44	–	44
Terminations	64	1	65
Exchange and other adjustments	(3)	–	(3)
At 31 December 2020	(316)	(2)	(318)
Provided	(26)	(1)	(27)
System Fund expense	(3)	–	(3)
System Fund impairment reversal	3	–	3
Terminations	4	1	5
Disposals	1	–	1
Exchange and other adjustments	3	–	3
At 31 December 2021	(334)	(2)	(336)

Net book value
At 31 December 2021	273	1	274
At 31 December 2020	301	2	303
At 1 January 2020	487	3	490
The Group’s leased assets mainly comprise hotels and offices. Leases contain a wide range of different terms and conditions. The term of property leases ranges from
1-99
years. The weighted average lease term remaining on the Group’s top eight leases (which comprise 94% of the right-of-use
asset net book value) is 56 years. The InterContinental Boston lease, expiring in 2105, has a significant impact on this weighted average lease term. Undiscounted cash flows on the Boston lease of $3,252m (2020: $3,268m) represent 94% of the total undiscounted cash flows relating to lease liabilities disclosed in note 24.

178	IHG | Annual Report and Form 20-F 2021

15. Leases
continued
Many of the Group’s property leases contain extension or early termination options, which are used for operational flexibility. The lease agreement over the US corporate headquarters contains a material extension option which is not included in the calculation of the lease asset and liability as the extension would not take effect before 2031 and there is no reasonable certainty the option will be exercised. The value of the undiscounted rental payments relating to this lease and not included in the value of the lease asset and liability is $283m. Additionally, the Group has the option to extend the term of the InterContinental Boston lease for two additional
20-year
terms, the first of which would take effect from 2105. These extension options have not been included in the calculation of the lease liability.
2021 impairment reversal of
right-of-use
assets
There were no impairments relating to leases held by the Group in 2021.
Impairment reversals of $3m were recognised in relation to the US corporate headquarters and arose as a result of contractual agreements to sublease or surrender certain areas for the remainder of the lease term, removing uncertainty over future cash flows for those areas.
The recoverable amount was measured at value in use, using a discounted cash flow based on the agreed contractual terms. A pre-tax
discount rate of 9.5% was applied.
The impairment reversal was substantially all recognised in the System Fund in line with existing principles for cost allocation relating to this facility.
2020 impairment of
right-of-use
assets
For impairment testing of hotel properties, each hotel is deemed to be a CGU. In 2020, the impact of
Covid-19
and the recovery period on trading was considered as a trigger for impairment testing for all hotel assets and an impairment charge of $5m was recognised relating to one hotel in the EMEAA region, based on value in use calculations. Trading projections reflected a five-year RevPAR recovery period to 2019 levels and estimated future cash flows were discounted at a pre-tax
rate of 8.8%.
Additionally, impairment charges of $43m were recognised in relation to the US corporate headquarters following management approval of a decision to sublet approximately half of the space in the Group’s US corporate headquarters. The area to be sublet was vacated in early 2021. Future sublease rentals are expected to be lower than the head lease rentals which, together with the impact of the expected time taken and costs incurred to sublet the space, resulted in an impairment charge of $50m at 31 December 2020, $7m of which related to property, plant and equipment.
The recoverable amount was measured at fair value less costs of disposal. This was equivalent to value in use given subletting the floors was considered to represent the highest and best use of the asset and so the cash flows were the same in both scenarios.
The key assumptions were the time taken to successfully sublet the whole space (over 2021-2023) and sublease rentals per square foot. A pre-tax
discount rate of 8.5% was applied. Within the fair value hierarchy, this was categorised as a Level 3 fair value measurement. $32m of this impairment charge was borne by the System Fund in line with the principles for cost allocation relating to this facility. The remaining $11m was recognised in the Americas region ($5m) and Central ($6m).
Lease liabilities
The majority of the Group’s lease liabilities are discounted at incremental borrowing rates of up to 11%. The rate implicit in the InterContinental Boston lease was 9.7% and was derived from a valuation of the hotel at lease inception in 2006.

	2021 $m	2020 $m
Currency
US dollars	374	385
Sterling	6	10
Euros	5	7
Other	34	48
	419	450

Analysed as:
Current	35	34
Non-current	384	416
	419	450

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	179

Group Financial Statements

Notes to the Group Financial Statements
continued

15. Leases
continued
Amounts recognised in the Group income statement

	2021 $m	2020 $m	2019 $m
Depreciation of right-of-use assets	27	35	38
System Fund depreciation of right-of-use assets	3	4	5
Impairment charge	–	16	32
System Fund impairment (reversal)/charge	(3)	32	–
Derecognition of right-of-use assets and lease liabilities	–	(22)	–
Gain on lease termination	–	(30)	–
Expense relating to variable lease payments	31	7	58
Expense relating to short-term leases and low-value assets	1	2	3
Income from subleasing right-of-use assets	(1)	(1)	(2)
Recognised in operating profit/(loss)	58	43	134
Interest on lease liabilities	29	37	41
Total recognised in the Group income statement	87	80	175
Variable lease payments
Variable lease payments are payable under certain of the Group’s hotel leases and arise where the Group is committed to making additional lease payments that are contingent on the performance of the hotels.
The UK portfolio leases and two German hotel leases contain guarantees that the Group will fund any shortfalls in lease payments up to an annual and cumulative cap. Since there is no floor to the rent reductions applicable under these leases, they are treated as fully variable. One of the German leases terminated in early 2022, following settlement of a commercial dispute.
Subleases
At 31 December 2021, the Group is party to certain operating sublease arrangements with the largest relating to the Group’s US corporate headquarters. Sublease income relating to the US headquarters is principally recognised in the System Fund. The net book value of the related right-of-use
assets is $1m. The depreciation charge for the year on these assets was $nil and sublease income recognised in the year on these and other leased assets was $1m (2020: $1m, 2019: $2m).

Operating sublease payments receivable	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	Total $m
31 D ecember 2021	2	2	5	9
The undiscounted future cash flows receivable from subleased properties amounted to $2m in 2020 and $3m in 2019.
Amounts recognised in the Group statement of cash flows
Total cash paid during the year relating to leases of $87m (2020: $104m, 2019: $159m) comprises $55m (2020: $39m, 2019: $100m) paid in respect of operating activities and $32m (2020: $65m, 2019: $59m) paid in respect of financing activities.
Exposure to future cash outflows
A lease liability is recorded when the leased assets are available for use by the Group.
In 2021, the Group signed an agreement to lease a new global head office in the UK for a period of 15 years at an average annual rental of approximately $3m. The lease was signed and commenced in January 2022.
At 31 December 2021 and 31 December 2020, the Group was not committed to future cash outflows in relation to any other leases that have not yet commenced.
The maturity analysis of lease liabilities is disclosed in note 24.

180	IHG | Annual Report and Form 20-F 2021

16. Investment in associates and joint ventures

	2021 $m	2020 $m
Cost
At 1 January	136	145
Additions	4	17
Share of losses	(8)	(14)
System Fund share of losses	(2)	(1)
Dividends and distributions	–	(7)
Exchange and other adjustments	2	(4)
At 31 December	132	136
Impairment
At 1 January	(55)	(35)
Charge for the year a	–	(23)
Exchange and other adjustments	–	3
At 31 December	(55)	(55)

Net book value	77	81

Analysed as:
Material associates	42	43
Other associates	35	38

a	In 2020, the $23m impairment charge was presented net of $4m gain on related put option (see note 6).
In 2021, there were no indicators of further impairment relating to investments in associates and no indicators that impairment losses recognised in prior years may have reversed.
Barclay associate
The Group held one material associate investment at 31 December 2021, a 19.9% interest in 111 East 48th Street Holdings, LLC (the ‘Barclay associate’) which owns InterContinental New York Barclay, a hotel managed by the Group. The investment is classified as an associate and equity accounted. Whilst the Group has the ability to exercise significant influence through certain decision rights, approval rights relating to the hotel’s operating and capital budgets rest solely with the 80.1% majority member. The Group’s ability to receive cash dividends is dependent on the hotel generating sufficient income to satisfy specified owner returns. $18m was provided in 2021 in relation to settlement of a commercial dispute regarding owner returns during the pandemic.
Due to the significant trading impact of
Covid-19
and resulting restrictions in New York, the hotel was closed for most of 2020 and Spring 2021. The closure period and the significant impact on RevPAR during the recovery period resulted in an impairment charge of $13m in 2020. The recoverable amount of the investment was measured at fair value less costs of disposal, based on the Group’s share of the market value of the hotel less debt in the associate. The hotel was appraised by a professional external valuer using an income capitalisation approach which is a discounted cash flow technique that measures the present value of projected income flows (over a
10-year
period) and the property sale. Within the fair value hierarchy, this was categorised as a Level 3 fair value measurement. The external valuer assumed a return to 2019 RevPAR levels over a three- to four-year period, based on industry data specific to the New York market and supply factors in the luxury market located close to the InterContinental New York Barclay. The pre-tax
discount and capitalisation rates used in the valuation were 7.5% and 6.0% respectively.
The 2020 impairment charge was presented net of a $4m fair value gain on a put option over part of the Group’s investment in the associate given there is an interdependency between the value of the option and the fair value of the associate investment. This fair value gain reversed in 2021.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	181

Group Financial Statements

Notes to the Group Financial Statements
continued

16. Investment in associates and joint ventures
continued
Summarised financial information in respect of the Barclay associate is set out below:

31 December	2021 $m	2020 $m
Non-current assets	485	497
Current assets	38	32
Current liabilities	(32)	(19)
Non-current liabilities	(246)	(247)
Net assets	245	263
Group share of reported net assets at 19.9%	49	52
Adjustments to reflect impairment, capitalised costs, and additional rights and obligations under the shareholder agreement	(7)	(9)
Carrying amount	42	43

Year ended 31 December	2021 $m	2020 $m
Revenue	42	16
Loss from continuing operations and total comprehensive loss for the year	(24)	(52)
Group’s share of loss for the year, including the cost of funding owner returns	(5)	(13)
In 2019, the Group’s share of losses from the Barclay associate was $10m.
Other associates and joint ventures

	Associates			Joint ventures
	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m
(Losses)/profits from continuing operations and total comprehensive (loss)/income for the year	(3)	(3)	7	–	2	–
In 2020, impairment charges of $8m were recognised in relation to two associates, both in the Americas region. Cash flows were based on management forecasts covering a five-year period, and discounted at pre-tax
rates of 12.0% and 8.4%, resulting in recoverable amounts of $1m and $4m respectively.
A further associate with a value of $5m at 31 December 2019 was liquidated in 2020. A final dividend of $3m was received and the remaining investment of $2m was impaired to $
nil
in 2020; the charge was recognised within Central costs.
$2m was received in 2020 on liquidation of a joint venture.
17. Other financial assets

	2021 $m	2020 $m
Equity securities	106	88
Restricted funds:
Shortfall reserve deposit	6	9
Ring-fenced amounts to satisfy insurance claims:
Cash	4	3
Money market funds	8	15
Bank accounts pledged as security	42	43
Other	1	3
	61	73
Trade deposits and loans	8	8
	175	169

Analysed as:
Current	2	1
Non-current	173	168
	175	169

182	IHG | Annual Report and Form 20-F 2021

17. Other financial assets
continued
Equity securities
The methodology to calculate fair value and the sensitivities to the relevant significant unobservable inputs are detailed in note 25. The significant investments are as follows:

	2021		2020
	Fair value $m	Dividend income $m	Fair value $m	Dividend income $m	a
Investment in entity which owns:
InterContinental The Willard Washington DC	25	–	22	–
InterContinental San Francisco	17	–	15	1
InterContinental Grand Stanford Hong Kong	35	–	27	–

a	Reported within other operating income in the Group income statement.
Restricted funds
The shortfall reserve deposit is held for the specific purpose of funding shortfalls in owner returns relating to the Barclay associate. Any shortfalls funded are subject to potential clawback in future years. The maximum length of time for which the restricted funds will be held is the life of the hotel management agreement. $3m was withdrawn from the deposit during the year to fund working capital requirements. In 2020, $16m was withdrawn both in connection with the refinancing of the hotel’s senior bank loan and to fund working capital requirements.
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
Expected credit losses
Other financial assets with a total value of $61m (2020: $66m) are subject to the expected credit loss model requirements of IFRS 9 ‘Financial Instruments’. Equity securities, money market funds and other amounts measured at fair value are excluded. With the exception of the expected credit loss arising on trade deposits and loans (see below), expected credit losses are considered to be immaterial.
Included within trade deposits and loans is an owner loan with a principal value of $6m where repayments due in 2021 and 2020 have not been received; and an owner loan with a principal value of $4m which became past due in 2021. These loans are impaired in full. Other trade deposits and loans are not past due. In 2021, $4m was collected in respect of an asset which was measured at $nil at initial recognition as part of a business acquisition.

	2021 $m	2020 $m
Trade deposits and loans:
Gross and net balance with no significant increase in credit risk since initial recognition	6	4
Gross balance with a significant increase in credit risk since initial recognition	17	19
Provision for lifetime expected credit losses a	(15)	(15)

a	Comprises $6m and $9m (2020: $6m and $9m) relating to the Americas and EMEAA regions respectively.
Credit risk
Restricted funds are held with bank counterparties which are rated at least A+ based on Standard and Poor’s ratings.
The maximum exposure to credit risk of other financial assets at the end of the reporting period by geographic region is as follows:

	2021 $m	2020 $m
Americas	66	72
EMEAA	67	64
Greater China	42	33
	175	169

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	183

Group Financial Statements

Notes to the Group Financial Statements
continued

18. Trade and other receivables

	2021 $m	2020 $m
Trade receivables a	399	309
Other receivables	102	129
Prepayments	73	76
	574	514

a	Including cost reimbursements of $23m (2020: $26m).
Other receivables includes $53m (2020: $77m) relating to the UK portfolio rent. The Group has deferred certain rent payments due since 1 April 2020 with consideration given to the UK Government and other commercial tenant protection measures which are in place up to 31 March 2022. A rent reconciliation was finalised in 2021 which resulted in credit notes being received against unpaid 2020 rentals. A further reconciliation will be performed in 2022, at which point amounts due at the end of 2021 will be eliminated. $29m (2020: $65m) has been recognised within trade and other payables in relation to the rents due under the leases at 31 December 2021, with the receivable balance reflecting the recovery of both amounts due and amounts paid in the year.
Expected credit losses
The ageing of trade receivables shown below reflects the initial terms under the invoice rather than the revised terms where payment flexibility has been provided to owners. The net balances presented in the table below could result in additional credit losses if they are ultimately found to be uncollectable. Expected credit losses relating to other receivables are immaterial.

	2021			2020
	Gross $m	Credit loss allowance $m	Net $m	Gross $m	Credit loss allowance $m	Net $m
Not past due	249	(2)	247	153	(1)	152
Past due 1 to 30 days	66	(5)	61	59	(2)	57
Past due 31 to 90 days	52	(7)	45	61	(6)	55
Past due 91 to 180 days	36	(9)	27	40	(7)	33
Past due 181 to 360 days	38	(21)	17	74	(62)	12
Past due more than 361 days	91	(89)	2	n/a	n/a	n/a
	532	(133)	399	387	(78)	309
As a result of the increased credit risk faced from customers due to the pandemic the Group has increased its focus on older receivables. In 2021, this has resulted in both an increase in cash collections relating to older receivables and a reassessment of those receivables previously considered to be irrecoverable. $60m of fully provided receivables have been reinstated leading to an increase in both gross receivables and the expected credit loss provision. In addition, debts older than 180 days have been disclosed into further ageing categories. These changes have no impact on total amounts receivable, total credit loss provisions or the impairment loss recorded in the Group income statement.

	2021 $m	2020 $m
Movement in the allowance for expected lifetime credit losses
At 1 January	(78)	(18)
Fully provided receivables reinstated	(60)	–
Impairment loss a	(4)	(40)
System Fund impairment reversal/(loss)	6	(24)
Amounts written off	8	7
Exchange and other adjustments	(5)	(3)
At 31 December	(133)	(78)

a	The impairment loss on financial assets disclosed on the face of the Group income statement also includes a gain of $4m (2020: loss of $48m) related to trade deposits and loans.
Credit risk
The Group trades only with recognised, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period by geographic region is as follows:

	2021 $m	2020 $m
Americas	275	212
EMEAA	172	183
Greater China	54	43
	501	438

184	IHG | Annual Report and Form 20-F 2021

19. Cash and cash equivalents

	2021 $m	2020 $m
Cash at bank and in hand	124	104
Short-term deposits	301	358
Money market funds	1,025	892
Repurchase agreements	–	321
Cash and cash equivalents as recorded in the Group statement of financial position	1,450	1,675
Bank overdrafts (note 22)	(59)	(51)
Cash and cash equivalents as recorded in the Group statement of cash flows	1,391	1,624
Cash at bank and in hand includes bank balances of $67m (2020: $55m) which are matched by bank overdrafts of $59m (2020: $51m) under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day
cash management purposes and are managed as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position with the matching overdrafts held by the Group’s central treasury company in the UK. Accordingly, bank overdrafts are included within cash and cash equivalents for the purposes of the cash flow statement.
At 31 December 2021, $9m (2020: $5m) is restricted for use on capital expenditure under hotel lease agreements and therefore not available for wider use by the Group. An additional $77m (2020: $44m) is held within countries from which funds are not currently able to be repatriated to the Group’s central treasury company.
Details of the credit risk on cash and cash equivalents is included in note 24.
20. Trade and other payables

	2021 $m	2020 $m
Current
Trade payables	109	80
Other tax and social security payable	29	37
Other payables	119	146
Deferred purchase consideration (note 25)	–	13
Accruals	322	190
	579	466

Non-current
Other payables	4	4
Deferred purchase consideration (note 25)	12	11
Contingent purchase consideration (note 25)	73	79
	89	94
Other payables includes $29m (2020: $65m) relating to the UK portfolio rent (see note 18).
21. Provisions

	Litigation and commercial disputes $m	Insurance reserves $m	Onerous contractual expenditure $m	Other $m	Total $m
At 31 December 2020	12	36	8	4	60
Provided, of which $25m is recorded within exceptional items	25	13	–	2	40
Utilised	(1)	(10)	–	–	(11)
Released	(2)	–	–	–	(2)
Reclassification from trade and other payables	3	–	–	–	3
At 31 December 2021	37	39	8	6	90

Analysed as:
Current	36	10	2	1	49
Non-current	1	29	6	5	41
	37	39	8	6	90

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	185

Group Financial Statements

Notes to the Group Financial Statements
continued

21. Provisions
continued
Litigation and commercial disputes
The increase in the provision in the year relates to the provisionally agreed cost of settling commercial disputes in the Americas and EMEAA regions. During the year the Group settled matters which alleged violations of anti-trust regulations; these matters were previously disclosed as a contingent liability.
The provision at 31 December 2020 principally related to management’s best estimate of settlements required in respect of lawsuits filed against the Group in the Americas region. Settlement terms have been agreed and payments are expected to be made in 2022. There are certain amounts that the Group will pursue in relation to these matters, up to the full cost of settlement; as these amounts are not virtually certain as at 31 December 2021 they have not been recognised.
Insurance reserves
The Group holds insurance policies with third-party insurers against certain risks relating to its corporate operations and owned and leased properties, and also acts as third-party insurer for certain risks of its managed hotels. An element of these risks are reinsured through the Group’s Captive insurance company, which reduces the cost of the Group’s insurance policies.
The insurance reserves mainly relate to general third-party liability, US workers’ compensation, global employee benefits and employment practices liability insurances. The amounts are based on reserves held principally in the Group’s Captive insurance company, and are established using independent actuarial assessments wherever possible, or a reasonable assessment based on past claims experience provided primarily by third-party claims handlers and the third-party insurers.
Of the total reserves, $28m relates to incurred but not reported claims. The utilisation of these reserves is dependent on the timing of claims being reported and ultimately being settled; based on historical experience this is expected to be approximately five years for a majority of the claims.
Amounts utilised within the reserves are paid to a third-party insurer or a dedicated claims handler for subsequent settlement with the claimant. In order to protect the third-party insurer against the solvency risk of the Captive, the Group has outstanding letters of credit (see note 31).
Over and above the actuarially determined reserves, the Group is potentially exposed to claims with individual caps which do not exceed $4m for periods prior to 2011 and up to $62m (of which $53m is in respect of the last five policy years) in aggregate for periods since 2011, noting that actual claims did not differ significantly to estimates in 2021 or 2020.
In respect of the managed hotels, the Group received insurance premiums of $17m (2020: $19m, 2019: $19m) and incurred claims expense of $14m (2020: $16m, 2019: $18m). Insurance premiums earned are included in Central revenue.
Other
Includes dilapidations provisions.
22. Loans and other borrowings

	Maturity date	Discount at issue %	2021 $m	2020 $m
Current
Bank overdrafts (note 19)	n/a	n/a	59	51
Commercial paper	16 March 2021	0.444	–	818
£173m 3.875 % bonds 2022	28 November 2022	1.213	233	–
			292	869
Non-current
£173m 3.875 % bonds 2022	28 November 2022	1.213	–	235
€ 500m 1.625 % bonds 2024	8 October 2024	0.437	565	611
£300m 3.75 % bonds 2025	14 August 2025	0.986	408	413
£350m 2.125 % bonds 2026	24 August 2026	0.550	473	479
€ 500m 2.125% bonds 2027	15 May 2027	0.470	570	618
£400m 3.375 % bonds 2028	8 October 2028	1.034	537	542
			2,553	2,898
Total loans and other borrowings			2,845	3,767

Denominated in the following currencies:
Sterling			1,652	2,490
US dollars			57	31
Euros			1,135	1,242
Other			1	4
			2,845	3,767
Bonds
Interest is payable annually on the dates in the table above, at the rates stated above.

186	IHG | Annual Report and Form 20-F 2021

22. Loans and other borrowings
continued
Commercial paper
In 2020, the Group issued £600m under the UK Government’s Covid Corporate Financing Facility (‘CCFF’) which matured on 16 March 2021.
Syndicated and Bilateral Facilities
There were no amounts drawn as at 31 December 2021 or 31 December 2020.
The Syndicated Facility comprises a $1,275m revolving credit facility and the Bilateral Facility comprises a $75m revolving credit facility. Each is unsecured and contains the same terms and covenants (see note 24). A variable rate of interest is payable on amounts drawn under both facilities, which were undrawn throughout 2021. The maximum amount drawn in 2020 was $690m.
Facilities provided by banks

	2021		2020
	Within 1 year $m	Between 1 and 2 years $m	Within 1 year $m	Between 2 and 5 years $m
Unutilised facilities
Committed	–	1,350	–	1,350
Uncommitted	50	–	50	–
23. Net debt

		2021 $m	2020 $m
Cash and cash equivalents		1,450	1,675
Loans and other borrowings	– current	(292)	(869)
	– non-current	(2,553)	(2,898)
Lease liabilities	– current	(35)	(34)
	– non-current	(384)	(416)
Derivative financial instruments hedging debt values (note 24)		(67)	13
Net debt		(1,881)	(2,529)

Movement in net debt	2021 $m	2020 $m

Net (decrease)/increase in cash and cash equivalents, net of overdrafts	(236)	1,430

Add back financing cash flows in respect of other components of net debt:
Principal element of lease payments	32	65
Issue of long-term bonds, including effect of currency swaps	–	(1,093)
Repayment/(issue) of commercial paper	828	(738)
Repayment of long-term bonds	–	290
Decrease in other borrowings	–	125
	860	(1,351)
Decrease in net debt arising from cash flows	624	79

Other movements:
Lease liabilities	(7)	144
Increase in accrued interest	(1)	(5)
Disposals	3	19
Exchange and other adjustments	29	(101)
	24	57
Decrease in net debt	648	136
Net debt at beginning of the year	(2,529)	(2,665)
Net debt at end of the year	(1,881)	(2,529)

Information concerning Non-GAAP measures can be found in the Strategic Report on pages 73 to 77.
Net debt on a frozen GAAP basis as calculated for bank covenants was $1,801m (2020: $2,375m). Further details are provided on page 190.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	187

Group Financial Statements

Notes to the Group Financial Statements
continued

23. Net debt
continued
Loans and other borrowings (excluding bank overdrafts), lease liabilities and currency swaps comprise the liabilities included in the financing activities section of the Group statement of cash flows and their movements are analysed as follows:

	At 1 January 2021 $m	Financing cash flows $m	Exchange adjustments $m	Disposal $m	Other $m	a	At 31 December 2021 $m
Lease liabilities	450	(32)	(3)	(3)	7		419
£173m 3.875% bonds 2022	235	–	(3)	–	1		233
€ 500m 1.625% bonds 2024	611	–	(48)	–	2		565
£300m 3.75% bonds 2025	413	–	(5)	–	–		408
£350m 2.125% bonds 2026	479	–	(6)	–	–		473
€ 500m 2.125% bonds 2027	618	–	(48)	–	–		570
£400m 3.375% bonds 2028	542	–	(7)	–	2		537
Commercial paper	818	(828)	13	–	(3)		–
	4,166	(860)	(107)	(3)	9		3,205
Currency swaps	17	–	–	–	45		62
	4,183	(860)	(107)	(3)	54		3,267

	At 1 January 2020 $m	Financing cash flows $m	Exchange adjustments $m	Disposal $m	Other $m	a,b	At 31 December 2020 $m
Unsecured bank loans	125	(125)	–	–	–		–
Lease liabilities	680	(65)	(2)	(19)	(144)		450
£173m 3.875% bonds 2022	528	(290)	–	–	(3)		235
€ 500m 1.625% bonds 2024	–	585	26	–	–		611
£300m 3.75% bonds 2025	399	–	13	–	1		413
£350m 2.125% bonds 2026	462	–	16	–	1		479
€ 500m 2.125% bonds 2027	564	–	53	–	1		618
£400m 3.375% bonds 2028	–	511	29	–	2		542
Commercial paper	–	738	78	–	2		818
	2,758	1,354	213	(19)	(140)		4,166
Currency swaps (exchange of principal)	20	(3)	–	–	–		17
Currency swaps (initial fee received)	–	3	–	–	(3)		–
	2,778	1,354	213	(19)	(143)		4,183

a	The change in value of currency swaps represents fair value movements.

b	Included $90m lease termination relating to InterContinental San Juan (see note 6).
24. Financial risk management and derivative financial instruments
Overview
The Group is exposed to financial risks that arise in relation to underlying business activities. These risks include: market risk, liquidity risk, credit risk and capital risk. There are Board approved policies in place to manage these risks. Treasury activities to manage these risks may include money market funds, repurchase agreements, spot and forward foreign exchange instruments, currency swaps, interest rate swaps and forward rate agreements.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises: foreign exchange risk and interest rate risk. Financial instruments affected by market risk include loans and other borrowings, cash and cash equivalents, debt and equity investments and derivatives.
Foreign exchange risk
The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profit or loss, net liabilities and its interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s reported debt has an exposure to borrowings held in sterling and euros. After the effect of currency swaps, the Group holds its bond debt in sterling which is the primary currency of shareholder returns. US dollars are also borrowed when required to reflect the predominant trading currency and act as a net investment hedge of US dollar denominated assets.
The Group transacted currency swaps at the same time as the
€
500m 2.125% 2027 and
€
500m 1.625% 2024 bonds were issued in November 2018 and October 2020 respectively in order to swap the bonds’ proceeds and interest flows into sterling (see page 189).
Interest rate risk
The Group is exposed to interest rate risk in relation to its fixed and floating rate borrowings. The Group’s policy requires a minimum of 50% fixed rate debt over the next 12 months. With the exception of overdrafts, 100% of borrowings were fixed rate debt at 31 December 2021 (2020: 100%).

188	IHG | Annual Report and Form 20-F 2021

24. Financial risk management and derivative financial instruments
continued
Derivative financial instruments
Derivatives are recorded in the Group statement of financial position at fair value (see note 25) as follows:

Description	Hedge relationship	2021 $m	2020 $m
Put option	None	–	4
Currency swaps	Cash flow hedge	(62)	(17)
		(62)	(13)

Analysed as:
Non-current assets		–	5
Non-current liabilities		(62)	(18)
		(62)	(13)
The carrying amount of currency swaps of $62m liability (2020: $17m liability) comprises $67m loss (2020: $13m gain) relating to exchange movements on the underlying principal, included within net debt (see note 23), and $5m gain (2020: $30m loss) relating to other fair value movements.
Details of the credit risk on derivative financial instruments are included on page 191.
Cash flow hedges
Currency swaps have been transacted to swap the proceeds from the euro bonds to sterling as follows:

Date of designation	Pay leg	Interest rate	Receive leg	Interest rate	Maturity	Risk	Hedge type	Hedged item

November 2018	£436m	3.5%	€ 500m	2.125%	May 2027	Foreign exchange	Cash flow	€ 500m 2.125% bonds 2027

October 2020	£454m	2.7%	€ 500m	1.625%	October 2024	Foreign exchange	Cash flow	€ 500m 1.625% bonds 2024

There is an economic relationship between the hedged item and the hedging instrument as the critical terms are aligned, such that the hedge ratio is 1:1.
The change in the fair value of hedging instruments used to measure hedge ineffectiveness in the period mirrors that of the hypothetical derivative (hedged item) and was $40m loss (2020: $7m gain).
Hedge ineffectiveness arises where the cumulative change in the fair value of the swaps exceeds the change in fair value of the future cash flows of the bonds, and may be due to any opening fair value of the hedging instrument, or a change in the credit risk of the Group or counterparty. There was no ineffectiveness in 2021 or 2020.
Amounts recognised in the cash flow hedge reserves are analysed in note 29.
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
Short-dated foreign exchange swaps are used when needed to manage sterling surplus cash and reduce US dollar borrowings whilst maintaining operational flexibility. No short-dated foreign exchange swaps have been held since the first quarter of 2020.
There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a foreign exchange risk that will match the foreign exchange risk on the US dollar borrowing. The Group has established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component.
The change in value of hedging instruments recognised in the currency translation reserve through other comprehensive income was $nil (2020: $1m loss). There was no ineffectiveness recognised in the Group income statement during the current or prior year.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	189

Group Financial Statements

Notes to the Group Financial Statements
continued

24. Financial risk management and derivative financial instruments
continued
Interest and foreign exchange risk sensitivities
The following table shows the impact of a general strengthening in the US dollar against sterling and euro on the Group’s profit or loss before tax and net liabilities, and the impact of a rise in US dollar, euro and sterling interest rates on the Group’s profit or loss before tax. The impact of the strengthening in the euro against sterling on net liabilities is also shown, as this impacts the fair value of the currency swaps.

		2021 $m	2020 $m	2019 $m
Increase/(decrease) in profit before tax
Sterling: US dollar exchange rate	5¢ fall	7.0	5.9	4.0
Euro: US dollar exchange rate	5¢ fall	0.2	0.3	(2.6)
US dollar interest rates	1% increase	7.1	2.2	(1.6)
Sterling interest rates	1% increase	5.2	12.9	0.6
Decrease in net liabilities
Sterling: US dollar exchange rate	5¢ fall	29.1	30.2	39.9
Euro: US dollar exchange rate	5¢ fall	49.7	50.6	24.1
Sterling: euro exchange rate	5¢ fall	67.4	68.2	33.0
In 2021 and 2020, interest rate sensitivity relates to cash balances and would only be realised to the extent deposit rates increase by 1%.
Interest rate sensitivities include the impact of hedging and are calculated based on the year-end
net debt position.
Liquidity risk
Group policy ensures sufficient liquidity is maintained to meet all foreseeable medium-term cash requirements and provide headroom against unforeseen obligations.
Cash and cash equivalents are held in short-term deposits, repurchase agreements, and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the UK or US, although $77m (2020: $44m) is held in countries where repatriation is restricted (see note 19).
Medium and long-term borrowing requirements are met through committed bank facilities and bonds as detailed in note 22. Short-term borrowing requirements may be met from drawings under uncommitted overdrafts and facilities.
The Syndicated and Bilateral Facilities contain two financial covenants: interest cover and a leverage ratio. Covenants are monitored on a ‘frozen GAAP’ basis excluding the impact of IFRS 16 ‘Leases’ and are tested at half year and full year on a trailing
12-month
basis.
The interest cover covenant requires a ratio of Covenant EBITDA:Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt: Covenant EBITDA of below 3.5:1. Covenant EBITDA is calculated (on a frozen GAAP basis) as operating profit before exceptional items, depreciation and amortisation and System Fund revenues and expenses.
These covenants were waived from 30 June 2020 through 31 December 2021 and have been relaxed for test dates in 2022. A temporary minimum liquidity covenant of $400m is tested at each test date up to and including 31 December 2022. For covenant purposes, liquidity is defined as unrestricted cash and cash equivalents (net of bank overdrafts) plus undrawn facilities with a remaining term of at least six months.

	2019 and prior	30 June 2020 to 31 December 2021	30 June 2022	31 December 2022	30 June 2023
Amended covenant test levels for Syndicated and Bilateral Facilities
Leverage	<3.5x	waived	<7.5x	<6.5x	<3.5x
Interest cover	>3.5x	waived	>1.5x	>2.0x	>3.5x
Liquidity	n/a	$400m	$400m	$400m	n/a
The measures used in the covenant tests are calculated on a frozen GAAP basis and do not align to the values reported by the Group as
Non-GAAP
measures:

	2021	2020	2019
Covenant EBITDA ($m)	601	272	897
Covenant net debt ($m)	1,801	2,375	2,241
Covenant interest payable ($m)	133	111	99
Leverage	3.00	8.73	2.50
Interest cover	4.52	2.45	9.06
Liquidity ($m)	2,655	2,925	n/a
The interest margin payable on the Syndicated and Bilateral Facilities is linked to the leverage ratio and can vary between USD LIBOR + 0.90% and USD LIBOR + 2.75%.

190	IHG | Annual Report and Form 20-F 2021

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

31 December 2021	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
Non-derivative financial liabilities:
Bank overdrafts	59	–	–	–	59
£173m 3.875% bonds 2022	241	–	–	–	241
€ 500m 1.625% bonds 2024	9	9	575	–	593
£300m 3.75% bonds 2025	15	15	435	–	465
£350m 2.125% bonds 2026	10	10	502	–	522
€ 500m 2.125% bonds 2027	12	12	36	578	638
£400m 3.375% bonds 2028	18	18	55	575	666
Lease liabilities	58	49	123	3,212	3,442
Trade and other payables (excluding deferred and contingent purchase consideration)	550	2	1	2	555
Deferred and contingent purchase consideration	–	–	52	42	94
Derivative financial liabilities:
Currency swaps hedging € 500m 1.625% bonds 2024 outflows	16	16	628	–	660
Currency swaps hedging € 500m 1.625% bonds 2024 inflows	(9)	(9)	(575)	–	(593)
Currency swaps hedging € 500m 2.125% bonds 2027 outflows	21	21	62	598	702
Currency swaps hedging € 500m 2.125% bonds 2027 inflows	(12)	(12)	(36)	(578)	(638)

31 December 2020	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m
Non-derivative financial liabilities:
Bank overdrafts	51	–	–	–	51
£173m 3.875% bonds 2022	9	245	–	–	254
€ 500m 1.625% bonds 2024	10	10	634	–	654
£300m 3.75% bonds 2025	15	15	456	–	486
£350m 2.125% bonds 2026	10	10	31	488	539
€ 500m 2.125% bonds 2027	13	13	39	640	705
£400m 3.375% bonds 2028	19	18	55	601	693
Commercial paper	819	–	–	–	819
Lease liabilities	57	55	136	3,257	3,505
Trade and other payables (excluding deferred and contingent purchase consideration)	416	2	1	1	420
Deferred and contingent purchase consideration	13	5	13	81	112
Derivative financial liabilities:
Currency swaps hedging € 500m 1.625% bonds 2024 outflows	16	16	652	–	684
Currency swaps hedging € 500m 1.625% bonds 2024 inflows	(10)	(10)	(634)	–	(654)
Currency swaps hedging € 500m 2.125% bonds 2027 outflows	21	21	63	627	732
Currency swaps hedging € 500m 2.125% bonds 2027 inflows	(13)	(13)	(39)	(640)	(705)
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

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	191

Group Financial Statements

Notes to the Group Financial Statements
continued

24. Financial risk management and derivative financial instruments
continued
The table below analyses the Group’s short-term deposits, money market funds and repurchase agreement collateral classified as cash and cash equivalents by counterparty credit rating:

31 December 2021	AAA $m	AA $m	AA- $m	A+ $m	A $m	A- $m	Total $m
Short-term deposits	–	–	87	45	169	–	301
Money market funds	1,025	–	–	–	–	–	1,025

31 December 2020	AAA $m	AA $m	AA- $m	A+ $m	A $m	A- $m	Total $m
Short-term deposits	–	–	98	165	94	1	358
Money market funds	892	–	–	–	–	–	892
Repurchase agreement collateral	238	65	18	–	–	–	321
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
The Group’s debt is monitored on the basis of a cash flow leverage ratio, being net debt divided by adjusted EBITDA. The Group has a stated aim of maintaining this ratio at 2.5x to 3.0x. The ratio at 31 December 2021 (which differs from the ratio as calculated on a frozen GAAP basis for covenant tests) was 2.98 (2020: 7.69).
The Group currently has a senior unsecured long-term credit rating of
BBB-
from Standard and Poor’s. In the event this rating was downgraded below
BBB-
there would be an additional
step-up
coupon of 1.25% payable on the bonds which would result in additional interest of approximately $35m per year.
25. Classification and measurement of financial instruments
Accounting classification and fair value hierarchy

						2021				2020
	Hierarchy of fair value measurement		Fair value a $m	Amortised cost $m	Not categorised as a financial instrument $m	Total $m	Fair value a $m	Amortised cost $m	Not categorised as a financial instrument $m	Total $m
Financial assets
Other financial assets	1,3	b	114	61	–	175	103	66	–	169
Cash and cash equivalents	1		1,025	425	–	1,450	892	783	–	1,675
Derivative financial instruments	2,3	c	–	–	–	–	5	–	–	5
Deferred compensation plan investments	1		256	–	–	256	236	–	–	236
Trade and other receivables	–		–	501	73	574	–	438	76	514

Financial liabilities
Derivative financial instruments	2		(62)	–	–	(62)	(18)	–	–	(18)
Deferred compensation plan liabilities	1		(256)	–	–	(256)	(236)	–	–	(236)
Loans and other borrowings	–		–	(2,845)	–	(2,845)	–	(3,767)	–	(3,767)
Trade and other payables	3		(73)	(566)	(29)	(668)	(79)	(444)	(37)	(560)

a
With the exception of equity securities, which are measured at fair value through other comprehensive income, all are measured at fair value through profit or loss. Of those, the financial assets related to the deferred compensation plan investments were designated as such upon initial recognition.

b	Of those measured at fair value, $8m (2020: $15m) are Level 1 and $106m (2020: $88m) are Level 3.

c	In 2020, $1m were Level 2 and $4m were Level 3.

192	IHG | Annual Report and Form 20-F 2021

25. Classification and measurement of financial instruments
continued
Financial assets and liabilities measured at amortised cost whose carrying amount is not a reasonable approximation of fair value are as follows:

	Hierarchy of		2021		2020
	fair value measurement	Carrying value $m	Fair value $m	Carrying value $m	Fair value $m
Deferred purchase consideration	2	(12)	(13)	(24)	(26)
£173m 3.875% bonds 2022	1	(233)	(239)	(235)	(248)
€ 500m 1.625% bonds 2024	1	(565)	(585)	(611)	(630)
£300m 3.75% bonds 2025	1	(408)	(428)	(413)	(448)
£350m 2.125% bonds 2026	1	(473)	(471)	(479)	(489)
€ 500m 2.125% bonds 2027	1	(570)	(601)	(618)	(650)
£400m 3.375% bonds 2028	1	(537)	(566)	(542)	(603)
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
Unquoted equity securities
Unquoted equity securities are fair valued using a discounted cash flow model, either internally or using professional external valuers. The significant unobservable inputs used to determine the fair value of the equity securities are RevPAR growth (based on the market-specific growth assumptions used by external valuers), pre-tax
discount rate which ranged from 6.3% to 9.3% (2020: 6.4% to 10.0%), and a non-marketability
factor which ranged from 20.0% to 30.0% (2020: 20.0% to 30.0%).
Applying a
one-year
slower/faster RevPAR recovery period would result in a $7m (2020: $6m/$8m) (decrease)/increase in fair value respectively. A one percentage point increase/decrease in the discount rate would result in a $9m (2020: $12m/$16m) (decrease)/increase in fair value respectively. A five percentage point increase/decrease in the non-marketability
factor would result in a $6m (2020: $5m) (decrease)/increase in fair value respectively.
Derivative financial instruments
Currency swaps are measured at the present value of future cash flows discounted back based on quoted forward exchange rates and the applicable yield curves derived from quoted interest rates. Adjustments for credit risk use observable credit default swap spreads.
The put option over part of the Group’s investment in the Barclay associate has been valued as the excess of the amount receivable under the option (which is based on the Group’s capital invested to date) over fair value. In 2021, the fair value of the hotel was derived from a limited update to the 2020 appraisals, provided by a professional external valuer. In 2020, the fair value of the hotel was based on the value as calculated for impairment testing using discounted future cash flows as described in note 16.
Deferred purchase consideration
Deferred purchase consideration arose in respect of the acquisition of Regent, and comprises the present value of $13m payable in 2024. The first instalment of $13m was paid in 2021. The discount rate applied is based on observable US corporate bond rates of similar term to the expected payment date.
Contingent purchase consideration
Regent $73m (2020: $74m)
In 2018, the Group acquired a 51% controlling interest in Regent Hospitality Worldwide, Inc (‘RHW’), with put and call options existing over the remaining 49% shareholding exercisable in a phased manner from 2026 to 2033. The Group has a present ownership interest in the remaining shares and the acquisition was accounted for as 100% owned with no non-controlling
interest recognised and contingent purchase consideration comprising the present value of the expected amounts payable on exercise of the options based on the annual trailing revenue of RHW in the year preceding exercise with a floor applied.
The value of the contingent purchase consideration is subject to periodic reassessment as interest rates and RHW revenue expectations change. At 31 December 2021, it is assumed that $39m will be paid in 2026 to acquire an additional 25% of RHW with the remaining 24% acquired in 2028 for $42m. This assumes that the options will be exercised at the earliest permissible date which is consistent with the assumption made on acquisition. The amount recognised is the discounted value of the total expected amount payable of $81m. The discount rate applied is based on observable US corporate bond rates of similar term to the expected payment dates. The range of possible outcomes remains unchanged from the date of acquisition at $81m to $261m (undiscounted).
The significant unobservable inputs used to determine the fair value of the contingent purchase consideration are the projected trailing revenues of RHW and the date of exercising the options. If the annual trailing revenue of RHW were to exceed the floor by 10%, the amount of the contingent purchase consideration recognised in the Group Financial Statements would increase by $7m (2020: $7m). If the date for exercising the options is assumed to be 2033, the amount of the undiscounted contingent purchase consideration would be $86m (2020: $86m).

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	193

Group Financial Statements

Notes to the Group Financial Statements
continued

25. Classification and measurement of financial instruments
continued
UK portfolio $nil (2020: $nil)
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
A fair value adjustment of $21m was recognised in 2020, resulting in a reduction to the value of the liability arising mainly from a reduction in expected future rentals payable such that there is no above-market element (see note 6). No further adjustment has been made in 2021. The fair value is not sensitive to reasonably possible changes in assumptions.
Six Senses $nil (2020: $5m)
The conditions related to a pipeline property have not been met such that no amounts will be paid.
Level 3 reconciliation

	Other financial assets $m	Derivative financial instruments $m	Contingent purchase consideration $m
At 1 January 2020	128	–	(91)
Additions	5	–	–
Transfers into Level 3	8	–	–
Repayments and disposals	(5)	–	–
Valuation losses recognised in other comprehensive income	(47)	–	–
Unrealised changes in fair value a	–	4	13
Exchange and other adjustments	(1)	–	(1)
At 31 December 2020	88	4	(79)
Additions	3	–	–
Valuation gains recognised in other comprehensive income	15	–	–
Unrealised changes in fair value b	–	(4)	6
At 31 December 2021	106	–	(73)

a
$21m fair value gain on contingent purchase consideration and $4m gain on derivative financial instruments were presented as exceptional items in the Group income statement. The remaining $8m fair value loss on contingent purchase consideration related to Regent.

b	The change in the fair value of derivative financial instruments is recognised within other impairment charges in the Group income statement and is presented as an exceptional item.

194	IHG | Annual Report and Form 20-F 2021

26. Reconciliation of profit/(loss) for the year to cash flow from operations

	2021 $m	2020 $m	2019 $m
Profit/(loss) for the year	265	(260)	386
Adjustments for:
Net financial expenses	139	140	115
Fair value gains on contingent purchase consideration	(6)	(13)	(27)
Income tax charge/(credit)	96	(20)	156
Operating profit adjustments:
Impairment loss on financial assets	–	88	8
Other impairment charges	4	226	131
Other operating exceptional items	25	(4)	55
Depreciation and amortisation	98	110	116
	127	420	310
Contract assets deduction in revenue	35	25	21
Share-based payments cost	28	21	30
Share of losses of associates and joint ventures	8	14	3
	71	60	54
System Fund adjustments:
Depreciation and amortisation	94	62	54
Impairment (reversal)/loss on financial assets	(6)	24	12
Other impairment (reversals)/charges	(3)	41	–
Other operating exceptional items	–	20	28
Share-based payments cost	13	11	12
Share of losses of associates	2	1	–
	100	159	106
Working capital and other adjustments:
Increase in deferred revenue	39	1	57
Decrease in inventories	1	1	–
(Increase)/decrease in trade and other receivables	(75)	38	(70)
Increase/(decrease) in trade and other payables	153	(69)	(63)
Other adjustments	(8)	2	(1)
	110	(27)	(77)
Cash flows relating to exceptional items	(12)	(87)	(55)
Contract acquisition costs, net of repayments	(42)	(64)	(61)
Total adjustments	583	568	521
Cash flow from operations	848	308	907
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
Residual defined benefit obligations remain in respect of additional benefits provided to members of an unfunded pension arrangement (‘UK plan’) who were affected by lifetime or annual allowances under the former defined benefit arrangements. Accrual under this arrangement ceased with effect from 1 July 2013 and a cash-out
offer in 2014 resulted in the extinguishment of approximately 70% of the unfunded pension obligations. The Group meets the benefit payment obligations of the remaining members as they fall due. A charge over certain ring-fenced bank accounts totalling $42m (£31m) at 31 December 2021 (see note 17) is currently held as security on behalf of the remaining members.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	195

Group Financial Statements

Notes to the Group Financial Statements
continued

27. Retirement benefits
continued
US
During 2018, the Group completed a termination of the US funded Inter-Continental Hotels Pension Plan, which involved certain qualifying members receiving lump-sum
cash-out
payments with the remaining pension obligations subject to a buy-out
by Banner Life Insurance Company, a subsidiary of Legal & General America.
The Group continues to maintain the unfunded Inter-Continental Hotels Non-qualified Pension Plans (‘US plans’) and unfunded Inter-Continental Hotels Corporation Postretirement Medical, Dental, Vision and Death Benefit Plan (‘US post-retirement plan’), both of which are defined benefit plans. Both plans are closed to new members. A Retirement Committee, comprising senior Group employees and assisted by professional advisers as and when required, has responsibility for oversight of the plans.
Movement in UK and US retirement benefit obligations

	Defined benefit obligation			Fair value of plan assets			Net defined benefit obligation
	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m	2021 $m	2020 $m	2019 $m
At 1 January	103	96	91	–	–	–	103	96	91
Recognised in profit or loss
Interest expense	2	3	3	–	–	–	2	3	3
	2	3	3	–	–	–	2	3	3
Recognised in other comprehensive income
Actuarial (gain)/loss arising from changes in:
Demographic assumptions	(3)	(3)	(1)	–	–	–	(3)	(3)	(1)
Financial assumptions	(3)	10	9	–	–	–	(3)	10	9
Experience adjustments	(1)	1	(1)	–	–	–	(1)	1	(1)
Re-measurement (gain)/loss	(7)	8	7	–	–	–	(7)	8	7
Exchange adjustments	(1)	2	1	–	–	–	(1)	2	1
	(8)	10	8	–	–	–	(8)	10	8
Other
Group contributions	–	–	–	(5)	(6)	(6)	(5)	(6)	(6)
Benefits paid	(5)	(6)	(6)	5	6	6	–	–	–
	(5)	(6)	(6)	–	–	–	(5)	(6)	(6)
At 31 December	92	103	96	–	–	–	92	103	96

Comprising:
UK plan	30	31	26	–	–	–	30	31	26
US plans	45	50	48	–	–	–	45	50	48
US post-retirement plan	17	22	22	–	–	–	17	22	22
	92	103	96	–	–	–	92	103	96
Assumptions
The principal financial assumptions used by the actuaries to determine the defined benefit obligations are:

	2021	2020	2019
	%	%	%
UK plan only:
Pension increases	3.4	3.0	2.7
Inflation rate	3.4	3.0	2.7

Discount rate:
UK plan	1.8	1.4	2.1
US plans	2.4	1.9	2.9
US post-retirement plan	2.4	2.0	2.9

US healthcare cost trend rate assumed for the next year:
Pre-65 (ultimate rate reached in 2031)	6.2	6.4	6.7
Post-65 (ultimate rate reached in 2031)	6.5	6.8	7.1
Ultimate rate that the cost rate trends to	4.5	4.5	4.5
Mortality is the most significant demographic assumption. The current assumptions for the UK are based on the S3PA ‘light’ year of birth tables with projected mortality improvements using the CMI_2020 model and a 1.25% per annum long-term trend and a smoothing parameter
(‘s-kappa’)
of 7.5 with weightings of 95% and 82% for pensioners and 98% and 81% for non-pensioners,
male and female respectively. In the US, the current assumptions use rates from the
Pri-2012
Mortality Study and Generationally Projected with Scale
MP-2021
mortality tables.

196	IHG | Annual Report and Form 20-F 2021

27. Retirement benefits
continued
The assumptions applied to the UK plan and US plans for life expectancy at retirement age are as follows:

				UK			US
		2021	2020	2019	2021	2020	2019
		Years	Years	Years	Years	Years	Years
Current pensioners at 65 a	– male	24	24	24	22	22	21
	– female	26	26	26	23	23	23
Future pensioners at 65 b	– male	25	25	25	23	23	22
	– female	28	28	28	25	24	24

a	Relates to assumptions based on longevity (in years) following retirement at the end of the reporting period.

b	Relates to assumptions based on longevity (in years) relating to an employee retiring in 2041.
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
year-end
conditions and assuming no interdependency between the assumptions:

		2021 $m	2020 $m
Increase/(decrease) in liabilities
Discount rate	0.25% decrease	2.8	3.2
	0.25% increase	(2.8)	(3.2)
Inflation rate	0.25% decrease	(1.2)	(1.4)
	0.25% increase	1.3	1.4
Mortality rate	One-year increase	5.1	5.7
Healthcare costs trend rate	1% decrease	(1.2)	(1.6)
	1% increase	1.3	1.7
Estimated future benefit payments

	2021 $m	2020 $m
Within one year	5	6
Between one and five years	21	22
More than five years	96	101
	122	129
Average duration of pension obligations

	2021 Years	2020 Years
UK plan	19.0	19.0
US plans	9.0	9.3
US post-retirement plan	9.4	9.9
Other pension plans
Philippines
The Group maintains a further, immaterial, pension plan for employees in the Philippines which is accounted for as a defined benefit plan.
At 31 December 2021, the net retirement benefit asset was $2m comprising plan assets of $9m and a defined benefit obligation of $7m. Plan assets comprise $7m domestic government securities and $2m domestic equity investments.
Contributions in the year were $1m; the charge to the Group income statement and all other movements were less than $1m.
Key assumptions used in the valuation are the discount rate of 5.0% and the rate of salary increases of 7.0% (after 2022). The weighted average duration of liabilities is 13 years; estimated future benefit payments are less than $1m in all years.
Defined contribution schemes
The Group also operates a number of smaller pension schemes outside the UK, the most significant of which is a defined contribution scheme in the US.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	197

Group Financial Statements

Notes to the Group Financial Statements
continued

28. Share-based payments
Annual Performance Plan
Under the IHG Annual Performance Plan (‘APP’), eligible employees (including Executive Directors) can receive all or part of their bonus in the form of deferred shares and/or receive one-off
awards of shares. Deferred shares are released on the third anniversary of the award date. Under the terms of awards that are referred to in this note, a fixed percentage of the award is made in the form of shares. Awards under the APP are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason as per the plan rules. The grant of deferred shares under the APP is at the discretion of the Remuneration Committee.
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
two-year
holding period after vesting.
Performance-related awards:
Executive Directors, and other eligible employees, are granted share awards containing performance-based vesting conditions set by the Remuneration Committee, which are normally measured over the vesting period.
Restricted stock units:
Awards to eligible employees are granted subject to continued employment.
Awards are normally made annually and, except in exceptional circumstances, will not exceed 3.5 times salary for eligible employees.
Colleague Share Plan
The Colleague Share Plan gives eligible corporate employees the opportunity to purchase shares up to an annual limit of $1,000 (or local currency equivalent limit) or such other amount determined by the Board or its duly authorised committee. After the end of the plan year, the participant will be awarded the right to receive one matching share for every purchased share (subject to continued employment). If the participant holds the purchased shares until the second anniversary of the end of the plan year, the conditional right to matching shares vests. During the year, 31,234 (2020: 36,298, 2019: nil) shares were purchased by participating employees. Matching shares were awarded for the first cycle in 2021 and will vest after 12 months.
The total fair value of the Colleague Share Plan is not significant.

More detailed information on the performance measures for awards to Executive Directors is shown in the Directors’ Remuneration Report on pages 104 to 125.
Costs relating to share-based payment transactions

	2021 $m	2020 $m	2019 $m
Equity-settled
Operating profit before System Fund and exceptional items	26	19	28
Operating exceptional items	–	–	1
System Fund	13	11	12
	39	30	41
Cash-settled
Operating profit before System Fund and exceptional items	2	2	2
	41	32	43
No consideration was received in respect of ordinary shares issued under option schemes during 2021, 2020 or 2019.
The Group uses separate option pricing models and assumptions depending on the plan.

			APP			LTIP
				Monte Carlo Simulation and
	Binomial valuation model			Binomial valuation model
	2021	2020	2019	2021	2020	2019
Weighted average share price (pence)	5,009.0	3,771.0	4,597.0	4,980.0	3,450.0	4,850.0
Expected dividend yield				1.11%	1.48%	2.16%
Risk-free interest rate				0.09%	0.02%	0.72%
Volatility a				43%	33%	19%
Term (years)	1.5	3.0	3.0	3.0	3.0	3.0

a	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

198	IHG | Annual Report and Form 20-F 2021

28. Share-based payments
continued
Movements in the awards outstanding under the schemes are as follows:

	APP		LTIP
	Number of shares thousands	Performance-related awards Number of shares thousands	Restricted stock units Number of shares thousands
Outstanding at 1 January 2019	591	1,088	1,301
Granted	217	287	540
Vested	(276)	(293)	(422)
Share capital consolidation	(21)	–	–
Lapsed or cancelled	(15)	(387)	(144)
Outstanding at 31 December 2019	496	695	1,275
Granted	138	383	696
Vested	(188)	(179)	(413)
Lapsed or cancelled	(33)	(85)	(137)
Outstanding at 31 December 2020	413	814	1,421
Granted	90	281	442
Vested	(147)	(70)	(391)
Lapsed or cancelled	(8)	(153)	(122)
Outstanding at 31 December 2021	348	872	1,350

Fair value of awards granted during the year (cents)
2021	6,888.5	4,676.3	6,559.7
2020	4,965.9	2,473.5	4,397.5
2019	5,888.7	4,985.6	5,862.1

Weighted average remaining contract life (years)
At 31 December 2021	0.5	1.2	1.2
At 31 December 2020	1.0	1.4	1.3
At 31 December 2019	1.1	1.3	1.2
The above awards do not vest until the performance and service conditions have been met.
The weighted average share price at the date of exercise for share awards vested during the year was 5,081.2p (2020: 4,874.5p). The closing share price on 31 December 2021 was 4,781.0p and the range during the year was 4,399.0p to 5,336.0p.
29. Equity
Equity share capital

	Number of shares millions	Nominal value $m	Share premium $m	Equity share capital $m
Allotted, called up and fully paid
At 1 January 2019 (ordinary shares of 19 17 ⁄ 21 p each)	197	50	96	146
Share capital consolidation	(10)	–	–	–
Exchange adjustments	–	2	3	5
At 31 December 2019 (ordinary shares of 20 340 ⁄ 399 p each)	187	52	99	151
Exchange adjustments	–	1	4	5
At 31 December 2020 (ordinary shares of 20 340 ⁄ 399 p each)	187	53	103	156
Exchange adjustments	–	–	(2)	(2)
At 31 December 2021 (ordinary shares of 20 340 ⁄ 399 p each)	187	53	101	154
The authority given to the Company at the AGM held on 7 May 2021 to purchase its own shares was still valid at 31 December 2021. A resolution to renew the authority will be put to shareholders at the AGM on 6 May 2022.
The Company no longer has an authorised share capital.
In October 2018, the Group announced a $500m return of funds to shareholders by way of a special dividend and share consolidation. On 11 January 2019, shareholders approved the share consolidation on the basis of 19 new ordinary shares of 20
340
⁄
399
p per share for every 20 existing ordinary shares of 19
17
⁄
21
p, which became effective on 14 January 2019 and resulted in the consolidation of 10m shares. The special dividend was paid on 29 January 2019 at a cost of $510m. The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore previously reported earnings per share was not restated.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	199

Group Financial Statements

Notes to the Group Financial Statements
continued

29. Equity
continued
Shares held by employee share trusts

	Number of shares millions	Carrying value $m	Market value $m
31 December 2021	0.9	21.7	57.3
31 December 2020	0.1	1.4	3.1
31 December 2019	0.1	4.9	9.6
Treasury shares
During 2021, 1.4m (2020: 0.6m, 2019: 0.8m) treasury shares were transferred to the employee share trusts. At 31 December 2021, 3.7m shares (2020: 5.1m, 2019: 5.7m) with a nominal value of $1.0m (2020: $1.4m, 2019: $1.6m) were held as treasury shares.
Cash flow hedge reserves

	Cash flow hedge reserves
	Cash flow hedge reserve $m	Cost of hedging reserve $m	Total $m
At 1 January 2019	(3)	(1)	(4)
Costs of hedging deferred and recognised in other comprehensive income	–	(6)	(6)
Change in fair value of currency swaps recognised in other comprehensive income	(34)	–	(34)
Reclassified from other comprehensive income to profit or loss – included in financial expenses	38	–	38
At 31 December 2019	1	(7)	(6)
Costs of hedging deferred and recognised in other comprehensive income	–	(6)	(6)
Change in fair value of currency swaps recognised in other comprehensive income	(1)	–	(1)
Reclassified from other comprehensive income to profit or loss – included in financial expenses	(13)	–	(13)
Deferred tax	4	–	4
Exchange adjustments	(2)	–	(2)
At 31 December 2020	(11)	(13)	(24)
Costs of hedging deferred and recognised in other comprehensive income	–	2	2
Change in fair value of currency swaps recognised in other comprehensive income	(62)	–	(62)
Reclassified from other comprehensive income to profit or loss – included in financial expenses	96	–	96
Deferred tax	(7)	–	(7)
At 31 December 2021	16	(11)	5
Amounts reclassified from other comprehensive income to financial expenses comprise $15m (2020: $9m, 2019: $8m) net interest payable on the currency swaps and an exchange loss of $81m (2020: $22m gain, 2019: $30m loss) which offsets a corresponding gain or loss on the hedged bonds.
30. Capital and other commitments

	2021 $m	2020 $m
Contracts placed for expenditure not provided for in the Group Financial Statements
Property, plant and equipment	13	17
Intangible assets	4	2
	17	19
The Group has also committed to invest a further $6m (2020: $6m) in one of its associates.

200	IHG | Annual Report and Form 20-F 2021

31. Contingencies and guarantees
Security incidents
In 2016, the Group was notified of data security incidents. Two lawsuits related to these have been settled in full. A further claim, filed in 2017, remains open. There continues to be uncertainty around the timing of the legal process; accordingly the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.
A separate claim was filed in 2019, alleging a breach of the reservation system previously used by Kimpton. There continues to be uncertainty around the timing of the legal process; accordingly the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.
Litigation
From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known; such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group’s financial position or profitability. Two such disputes in the EMEAA region are expected to be resolved in early 2022.
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
Third-party bank loans
In limited cases, the Group may guarantee part of mortgage loans made to facilitate third-party ownership of hotels under IHG management or franchise agreements. These guarantee arrangements are treated as insurance contracts as IHG is insuring the bank against default by the hotel, with a liability only being recognised in the event that a payout becomes probable. At 31 December 2021, there were guarantees of up to $69m in place (2020: $56m). During 2020 and 2021, the underlying mortgage loans were subject to periods of forbearance, deferring debt service payments; and/or, in the case of several loans, were modified to be interest only through a given time period.
The largest guarantee is $21m and the underlying loan matures in 2029. The underlying managed hotel has been subject to forbearance agreements and, as at 31 December 2021, the covenant test related to the loan is met. The possibility of a payment under the guarantee is currently considered to be not probable although uncertainty remains as to the continued impact of the pandemic. Should the Group fund any amount under the guarantee, there is a cross-indemnity that the Group would seek to pursue for the other parties’ share.
Other
At 31 December 2021, the Group had outstanding letters of credit of $45m (2020: $43m) mainly relating to the Group’s Captive (see note 21). The letters of credit do not have set expiry dates, but are reviewed and amended as required.
In 2020, the Group made business insurance claims in relation to a small number of owned, leased and managed properties relating to the impact of
Covid-19.
These claims are ongoing and it is not currently possible to determine the amounts which may ultimately be recovered.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	201

Group Financial Statements

Notes to the Group Financial Statements
continued

32. Related party disclosures

	2021 $m	2020 $m	2019 $m
Total compensation of key management personnel
Short-term employment benefits	19.3	10.5	15.8
Contributions to defined contribution pension plans	0.5	0.3	0.5
Equity compensation benefits a	8.1	2.3	12.1
	27.9	13.1	28.4

a	As measured in accordance with IFRS 2 ‘Share-based Payment’.
There were no other transactions with key management personnel during the years ended 31 December 2021, 2020 or 2019. Key management personnel comprises the Board and Executive Committee.

	2021 $m	2020 $m	2019 $m
Associates
Fee revenue from associates	3	1	10
Amounts owed by associates	11	11	3
Amounts owed to associates	–	(4)	(4)
The Group has given a guarantee of $12m (2020: $12m) against the bank loan of one associate (see note 31) and has a performance guarantee with a maximum exposure remaining of $10m (2020: $10m) for another associate.
The Group funds shortfalls in owner returns relating to the Barclay associate (see note 17). In addition, loans both to and from the Barclay associate of $237m (2020: $237m) are offset in accordance with the provisions of IAS 32 ‘Financial Instruments: Presentation’ and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent (average interest rate of 0.9% in 2021 (2020: 0.8%)) and presented net in the Group income statement. $18m was provided in 2021 in relation to settlement of a commercial dispute regarding owner returns during the pandemic (see note 6).
33. System Fund
System Fund revenues comprise:

	2021 $m	2020 $m	2019 $m
Assessment fees and contributions received from hotels	727	490	1,036
Loyalty programme revenues, net of the cost of point redemptions	201	275	337
	928	765	1,373
System Fund expenses include:

	2021 $m	2020 $m	2019 $m
Marketing	147	109	461
Payroll costs (note 4)	304	242	313
Depreciation and amortisation	94	62	54
Impairment (reversal)/loss on financial assets (note 18)	(6)	24	12
Other impairment (reversals)/charges	(3)	41	–

202	IHG | Annual Report and Form 20-F 2021

34. Group companies
In accordance with Section 409 of the Companies Act 2006, a full list of entities in which the Group has an interest of greater than or equal to 20%, the registered office and effective percentage of equity owned as at 31 December 2021 are disclosed below. Unless otherwise stated, the ownership interest disclosed comprises either ordinary shares, certificated or un-certificated
membership interests which are indirectly held by InterContinental Hotels Group PLC.

Fully owned subsidiaries
24th Street Operator Sub, LLC (k)
36th Street IHG Sub, LLC (k)
426 Main Ave, LLC (k)
46 Nevins Street Associates, LLC (k)
2250 Blake Street Hotel, LLC (k)
Alpha Kimball Hotel, LLC (k)
Asia Pacific Holdings Limited (n)
Barclay Operating Corp. (cj)
BHMC Canada Inc. (o)
BHR Holdings B.V. (p)
BHR Pacific Holdings, Inc. (k)
BHTC Canada Inc. (o)
Blythswood Square Glasgow Hotel OpCo Ltd. (n)
BOC Barclay Sub, LLC (cj)
Bristol Oakbrook Tenant Company (k)
Cambridge Lodging, LLC (k)
Capital Lodging, LLC (k)
CF Irving Owner, LLC (k)
CF McKinney Owner, LLC (k)
CF Waco Owner, LLC (k)
Compañia Inter-Continental De Hoteles El Salvador SA (n)
Crowne Plaza, LLC (k)
Cumberland Akers Hotel, LLC (k)
Dunwoody Operations, LLC (k)
Edinburgh George Street Hotel OpCo Ltd. (n)
Edinburgh IC Limited (cr)
EVEN Real Estate Holding, LLC (k)
General Innkeeping Acceptance Corporation (b) (l)
Grand Central Glasgow Hotel OpCo Limited (n)
Guangzhou SC Hotels Services Ltd. (t)
H.I. Soaltee Management Company Ltd. (ac)
HI Sugarloaf, LLC (ci)
Hale International Ltd. (v)
HC International Holdings, Inc. (w)
HH France Holdings SAS (x)
HH Hotels (EMEA) B.V. (p)
HH Hotels (Romania) SRL (y)
HIM (Aruba) NV (z)
Hoft Properties, LLC (k)
Holiday Hospitality Franchising, LLC (k)
Holiday Inn Mexicana S.A. de C.V. (ab)
Holiday Inns (China) Ltd. (ac)
Holiday Inns (Courtalin) Holding SAS (x)
Holiday Inns (Courtalin) SAS (x)
Holiday Inns (England) Limited (cy)
Holiday Inns (Germany), LLC (l)
Holiday Inns (Jamaica) Inc. (l)
Holiday Inns (Middle East) Limited (ac)
Holiday Inns (Philippines), Inc. (l)
Holiday Inns (Saudi Arabia), Inc. (l)
Holiday Inns (Thailand) Limited (ac)
Holiday Inns (UK), Inc. (l)
Holiday Inns Crowne Plaza (Hong Kong), Inc. (l)
Holiday Inns Holdings (Australia) Pty Limited (aa)
Holiday Inns Inc. (k)
Holiday Inns Investment (Nepal) Limited (ac)
Holiday Inns of America (UK) Limited (cb)
Holiday Inns of Belgium N.V. (ad)
Holiday Pacific Equity Corporation (k)
Holiday Pacific, LLC (k)
Holiday Pacific Partners, LP (k)
Hotel InterContinental London (Holdings) Limited (n)
Hotel Inter-Continental London Limited (n)
Hoteles Y Turismo HIH SRL (n)
IC Hotelbetriebsführungs GmbH (ae)
IC Hotels Management (Portugal) Unipessoal, Lda (af)
IC International Hotels Limited Liability Company (ag)
IHC Arabia for Management, LLC (u)
IHC Buckhead, LLC (ci)
IHC Edinburgh (Holdings) (cy)
IHC Hopkins (Holdings) Corp. (k)
IHC Hotel Limited (n)
IHC Inter-Continental (Holdings) Corp. (k)
IHC London (Holdings) (n)
IHC May Fair (Holdings) Limited (cb)
IHC May Fair Hotel Limited (n)
IHC
M-H
(Holdings) Corp. (k)
IHC Overseas (U.K.) Limited (n)
IHC UK (Holdings) Limited (cy)
IHC United States (Holdings) Corp. (b) (k)
IHC Willard (Holdings) Corp. (k)
IHG (Marseille) SAS (x)
IHG (Myanmar) Limited (ah)
IHG (Thailand) Limited (bu)
IHG Amsterdam Management BV (p)
IHG Bangkok Ltd. (v)
IHG Brasil Administracao de Hoteis e Servicos Ltda (ak)
IHG Civ Holding Main Fund, LLC (k)
IHG Commissions Services SRL (co)
IHG Community Development, LLC (ci)
IHG de Argentina SA (al)
IHG ECS (Barbados) SRL (co)
IHG Franchising Brasil Ltda. (bd)
IHG Franchising DR Corporation (k)
IHG Franchising, LLC (k)
IHG Hotels (New Zealand) Limited (an)
IHG Hotels Limited (n)
IHG Hotels Management (Australia) Pty Limited (b) (aa)
I
HG Hotels Nigeria Limited
(ao)
IHG Hotels South Africa (Pty) Limited (ap)
IHG International Partnership (n)
IHG Istanbul Otel Yönetim Limited Sirketi (bx)
IHG Japan (Management), LLC (ar)
IHG Japan (Osaka), LLC (ar)
IHG Management (Maryland), LLC (as)
IHG Management (Netherlands) B.V. (p)
IHG Management d.o.o. Beograd (cc)
IHG Management MD Barclay Sub, LLC (cj)
IHG Management SL d.o.o. (bo)
IHG Mexico Operaciones SA de CV (ab)
IHG Orchard Street Member, LLC (k)
IHG Peru SRL (cf)
IHG PS Nominees Limited (n)
IHG Sermex SA de CV (ab)
IHG Systems Pty Ltd. (b) (aa)
IHG Szalloda Budapest Szolgaltato Kft. (at)
IHG Technology Solutions, LLC (k)
IND East Village SD Holdings, LLC (k)
InterContinental Berlin Service Company GmbH (au)
InterContinental (Branston) 1 Limited (c) (cy)
InterContinental (PB) 1 (n)
InterContinental (PB) 3 Limited (n)
InterContinental Brasil Administracao de Hoteis Ltda (q)
Intercontinental D.C. Operating Corp. (k)
Inter-Continental Florida Investment Corp. (k)
Inter-Continental Florida Partner Corp. (k)
InterContinental Gestion Hotelera SLU (by)
Intercontinental Hospitality Corporation (k)
InterContinental Hotel Berlin GmbH (au)
InterContinental Hotel Düsseldorf GmbH (av)
Inter-Continental Hoteleira Limitada (aw)
Inter-Continental Hotels (Montreal) Operating Corp. (ax)
Inter-Continental Hotels (Montreal) Owning Corp. (ax)
InterContinental Hotels (Puerto Rico) Inc. (az)
Inter-Continental Hotels (Singapore) Pte. Ltd. (ai)
Inter-Continental Hotels Corporation (k)
Intercontinental Hotels Corporation de Venezuela C.A. (ba)
Intercontinental Hotels Corporation Limited (b) (m)
InterContinental Hotels Group (Asia Pacific) Pte Ltd. (ai)
InterContinental Hotels Group (Australia) Pty Limited (aa)
InterContinental Hotels Group (Canada) Inc. (o)
InterContinental Hotels Group (España) SAU (by)
InterContinental Hotels Group (Greater China) Limited (ac)
InterContinental Hotels Group (India) Pvt. Ltd. (aq)
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
InterContinental Hotels Management GmbH (bf)
InterContinental Hotels Management Montenegro
d.o.o. (ce)
InterContinental Hotels Nevada Corporation (ck)
InterContinental Hotels of San Francisco Inc. (k)
Intercontinental IOHC (Mauritius) Limited (bg)
InterContinental Management AM, LLC (cm)
InterContinental Management Bulgaria EOOD (bp)
InterContinental Management France SAS (x)
InterContinental Management Poland sp. Z.o.o (cn)
InterContinental Overseas Holdings, LLC (k)
KG Benefits, LLC (aj)
KG Gift Card Inc. (aj)
KG Liability, LLC (k)
KG Technology, LLC (k)
KHRG 851, LLC (k)
KHRG Aertson, LLC (k)
KHRG Allegro, LLC (k)
KHRG Argyle, LLC (k)
KHRG Atlanta Midtown, LLC (k)
KHRG Austin Beverage Company, LLC (k)
KHRG Baltimore, LLC (k)
KHRG Born, LLC (k)
KHRG Boston Hotel, LLC (k)
KHRG Bozeman, LLC (k)
KHRG Buckhead, LLC (k)
KHRG Canary, LLC (k)
KHRG Cayman, LLC (k)
KHRG Cayman Employer Ltd. (k)
KHRG Dallas, LLC (k)
KHRG Dallas Beverage Company, LLC (k)
KHRG Employer, LLC (k)
KHRG Goleta, LLC (k)
KHRG Gray, LLC (k)
KHRG Gray U2, LLC (k)
KHRG Huntington Beach, LLC (k)
KHRG Key West, LLC (k)
KHRG King Street, LLC (k)
KHRG La Peer, LLC (k)
KHRG Miami Beach, LLC (k)
KHRG Muse, LLC (k)
KHRG New Orleans, LLC (k)
KHRG NPC, LLC (k)

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	203

Group Financial Statements

Notes to the Group Financial Statements
continued

34. Group companies
continued
KHRG Palladian, LLC (k)
KHRG Palomar Phoenix, LLC (k)
KHRG Philly Monaco, LLC (k)
KHRG Pittsburgh, LLC (k)
KHRG Porsche Drive, LLC (k)
KHRG Reynolds, LLC (k)
KHRG Riverplace, LLC (k)
KHRG Sacramento, LLC (k)
KHRG Schofield, LLC (k)
KHRG SFD, LLC (k)
KHRG SF Wharf, LLC (k)
KHRG SF Wharf U2, LLC (k)
KHRG South Beach, LLC (k)
KHRG State Street, LLC (k)
KHRG Sutter, LLC (k)
KHRG Sutter Union, LLC (k)
KHRG Taconic, LLC (k)
KHRG Tariff, LLC (k)
KHRG Texas Hospitality, LLC (k)
KHRG Texas Operations, LLC (k)
KHRG Tryon, LLC (k)
KHRG Vero Beach, LLC (k)
KHRG Vintage Park, LLC (k)
KHRG VZ Austin, LLC (k)
KHRG Wabash, LLC (k)
KHRG Westwood, LLC (k)
KHRG Wilshire, LLC (k)
Kimpton Hollywood Licenses, LLC (k)
Kimpton Hotel & Restaurant Group, LLC (k)
Kimpton Phoenix Licenses Holdings, LLC (k)
Louisiana Acquisitions Corp. (k)
Luxury Resorts and Spas (France) SAS (ct)
Manchester Oxford Street Hotel OpCo Limited (n)
Mercer Fairview Holdings, LLC (k)
Met Leeds Hotel OpCo Limited (n)
MH Lodging, LLC (k)
Oxford Spires Hotel OpCo Limited (n)
Oxford Thames Hotel OpCo Limited (n)
PML Services, LLC (as)
Pollstrong Limited (n)
Powell Pine, Inc. (k)
Priscilla Holiday of Texas, Inc. (cl)
PT Regent Indonesia (bh)
PT SC Hotels & Resorts Indonesia (bh)
Raison d’Etre Holdings (BVI) Limited (v)
Raison d’Etre Services (BVI) Limited (v)
Raison d’Etre Spas, LLC (k)
Raison d’Etre Spas, Sweden AB (db)
Regent Asia Pacific Hotel Management Ltd. (bw)
Regent Asia Pacific Management Ltd. (cp)
Regent Berlin GmbH (cq)
Regent International Hotels Ltd (bw)
Resort Services International (Cayo Largo) L.P. (ci)
Roxburghe Hotel Edinburgh OpCo Limited (n)
Russell London Hotel OpCo Limited (n)
SBS Maryland Beverage Company, LLC (as)
SC Hotels International Services, Inc. (k)
SC Leisure Group Limited (n)
SC NAS 2 Limited (n)
SC Quest Limited (n)
SC Reservations (Philippines) Inc. (l)
SCH Insurance Company (bi)
SCIH Branston 3 (cy)
Semiramis for training of Hotel Personnel and
Hotels Management SAE (ch)
SF MH Acquisition, LLC (k)
Six Continents Holdings Limited (n)
Six Continents Hotels de Colombia SA (bj)
Six Continents Hotels International Limited (n)
Six Continents Hotels, Inc. (k)
Six Continents International Holdings B.V. (p)
Six Continents Investments Limited (f) (n)
Six Continents Limited (n)
Six Continents Overseas Holdings Limited (n)
Six Continents Restaurants Limited (cy)
SixCo North America, Inc (w)
Six Senses Americas IP, LLC (k)
Six Senses Capital Pte. Ltd (ay)
Six Senses North America Management, LLC (k)
SLC Sustainable Luxury Cyprus Limited (cs)
S
PHC Management Ltd
. (bq)
St David’s Cardiff Hotel OpCo Limited (n)
Sustainable Luxury Holdings (BVI) Limited (v)
Sustainable Luxury Lanka Pvt. Ltd (cv)
Sustainable Luxury Maldives Private Limited (cw)
Sustainable Luxury Mauritius Limited (cx)
Sustainable Luxury Services (BVI) Limited (v)
Sustainable Luxury Singapore Private Limited (ai)
Sustainable Luxury UK Limited (n)
Sustainable Luxury USA Limited (cz)
The Grand Central Hotel Glasgow Limited (n)
The Met Hotel Leeds Limited (n)
The Principal Edinburgh George Street Limited (n)
The Principal London Limited (n)
The Principal Manchester Limited (n)
The Principal York Limited (n)
The Roxburghe Hotel Edinburgh Limited (s)
Vista Rockville FF&E, LLC (as)
White Shield Company Limited (bk)
Wotton House Hotel OpCo Limited (n)
WY BLL Owner, LLC (k)
York Station Road Hotel OpCo Limited (n)
Subsidiaries where the effective interest is less than 100%
IHG ANA Hotels Group Japan LLC (74.66%) (ar)
IHG ANA Hotels Holdings Co., Ltd. (66%) (ar)
Regent Hospitality Worldwide, Inc. (51%) (bt)
Sustainable Luxury Holding (Thailand) Limited (73.99%) (c) (j) (cu)
Sustainable Luxury Hospitality (Thailand) Limited (73.99%) (c) (j) (cu)
Sustainable Luxury Management (Thailand) Limited (49%) (c) (j) (cu)
Sustainable Luxury Operations (Thailand) Ltd. (99.99%) (j) (cu)
Universal de Hoteles SA (99.99%) (j) (bj)
World Trade Centre Montreal Hotel Corporation (74.11%) (bl)
Associates, joint ventures and other
111 East 48th Street Holdings LLC (19.9%) (g) (h) (k)
Alkoer, Sociedad de Responsabilidad Limitada de Capital Variable (50%) (h) (cg)
Beijing Orient Express Hotel Co., Ltd. (16.15%) (bm)
Blue Blood (Tianjin) Equity Investment Management Co., Limited (30.05%) (bn)
Carr Clark SWW Subventure, LLC (26.67%) (g) (ca)
Carr Waterfront Hotel, LLC (11.46%) (g) (h) (ca)
China Hotel Investment Limited (30.05%) (i) (am)
Desarrollo Alkoer Irapuato S. de R.L. de C.V. (50%) (cg)
Desarrollo Alkoer Saltillo S. de R.L. de C.V. (50%) (cg)
Desarrollo Alkoer Silao S. de R.L. de C.V. (50%) (cg)
EDG Alpharetta EH, LLC (0%) (d) (h) (r)
Gestion Hotelera Gestel, C.A. (50%) (c) (h) (ba)
Groups360, LLC (13.05%) (h) (k)
H.I. Soaltee Hotel Company Private Ltd. (26%) (br)
Inter-Continental Hotels Saudi Arabia Limited (40%) (bs)
NF III Seattle, LLC (25%) (g) (r)
NF III Seattle Op Co, LLC (25%) (g) (r)
Nuevas Fronteras S.A. (23.66%) (cd)
President Hotel & Tower Co Ltd. (30%) (bu)
Shanghai Yuhuan Industrial Development Co., Ltd. (1%) (da)
Sustainable Luxury Gravity Global Private Limited (51%) (h) (bz)
SURF-Samui Pte. Ltd. (49%) (ay)
Tianjin ICBCI IHG Equity Investment Fund
Management Co., Limited (21.04%) (bv)

Key
(a)	Directly owned by InterContinental Hotels Group PLC
(b)	Ordinary shares and preference shares
(c)	Ordinary A and ordinary B shares
(d)	8% cumulative preference shares
(e)	1 ⁄ 4 vote ordinary shares and ordinary shares
(f)	Ordinary shares, 5% cumulative preference shares and 7% cumulative preference shares
(g)	The entities do not have share capital and are governed by an operating agreement
(h)	Accounted for as associates and joint ventures due to IHG’s decision-making rights contained in the partnership agreement
(i)	Accounted for as another financial asset due to IHG being unable to exercise significant influence over the financial and operating policy decisions of the entity
(j)	Minority interest relates to one or more individual shareholders who are employed or were previously employed by the entity

204	IHG | Annual Report and Form 20-F 2021

34. Group companies
continued

Registered addresses
(k)	3 411 Silverside Road, T atnall Building #104, Wilmington, DE 19810, US A
(l)	205 Powell Place, 37027 Brentwood, TN 37027, USA
(m)	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
(n)	Broadwater Park, Denham, Buckinghamshire, UB9 5RH, UK
(o)	333 Bay Street, Suite 400, Toronto M5H 2R2, Ontario, Canada
(p)	Kingsfordweg 151, 1043 GR Amsterdam, The Netherlands
(q)	Alameda Jau 536, Suite 3s-A, 01420-000, São Paulo, Brazil
(r)	The Corporation Trust Centre, 1209 Orange Street, Wilmington, DE 19801, USA
(s)	Caledonian Exchange, 19a Canning Street, Edinburgh, EH3 8HE, UK
(t)	Building 4, No 13 Xiao Gang Zhong Ma Road, Zhuhai District, Guangzhou, Guangdong, P.R. China
(u)	Level 6, Akaria Plaza, North Wing, Gate D, Olaya Street, PO Box 93228, Riyahd 1148, KSA
(v)	Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola VG1110, British Virgin Islands
(w)	Wilmington Trust SP Services, Inc. 1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA
(x)	31-33 rue Mogador, 75009 Paris, France
(y)	Bucharest, 1st District, 50-52 Buzesti St, 83 module, 11 floor, Romania
(z)	230 J E Irausquin Boulevard, Palm Beach, Aruba
(aa)	Level 11, 20 Bond Street, Sydney NSW 2000, Australia
(ab)	Ontario # 1010, Col. Providencia, Guadalajara, Jalisco CP44630, Mexico
(ac)	Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong SAR
(ad)	Rond-Point Robert Schuman 11, 1040 Brussels, Belgium
(ae)	QBC 4 – Am Belvedere 4, 1100, Vienna, Austria
(af)	Avenida da Republica, no 52 – 9, 1069 – 211, Lisbon, Portugal
(ag)	24, Rusakovskaya Str., Moscow 107014, Russian Federation
(ah)	No. 84, Pan Haliain Street, Unit #1, Level 8, Uniteam Marine Office Building, Sanchuang Township, Yangon, Myanmar
(ai)	230 Victoria Street, #13-00 Bugis Junction Towers, 188024, Singapore
(aj)	4640 Admiralty Way, 5th Floor, Marina del Rey, CA 90292, USA
(ak)	Alameda Jau 536, Suite 3S-B, 01420-000 São Paulo, Brazil
(al)	Avenida Cordoba 1547, piso 8, oficina A, Buenos Aires, Argentina
(am)	The Phoenix Centre, George Street, Belleville St. Michael, Barbados
(an)	Level 10, 55 Shortland Street, Auckland Central, Auckland 1010, New Zealand
(ao)	1, Murtala Muhammed Drive, Ikoyi, Lagos, Nigeria
(ap)	Central Office Park Unit 4, 257 Jean Avenue, Centurion 0157, South Africa
(aq)	11th Floor, Building No. 10, Tower C, DLF Phase-II, DLF Cyber City, Gurgaon, Haryana-122002, India
(ar)	20th Floor, Toranomon Kotoshira Tower, 2-8, Toranomon 1-chom, Minato-ku, Tokyo, Japan
(as)	2 Wisconsin Circle #700, Chevy Chase, MD, 20815, USA
(at)	1052 Budapest, Apáczai Csere Jánus u. 12-14A, Hungary

(au)	Budapester Str. 2, 10787 Berlin, Germany
(av)	Konigsallee 59, D-40215, Dusseldorf, Germany
(aw)	Alameda Jau 536, Suite 3S-E, 01420-000 São Paulo, Brazil
(ax)	1980 Pérodeau Street, Vaudreuil-Dorion, J7V 8P7, Quebec, Canada
(ay)	168 Robinson Road, #16-01 SIF Building, 068899, Singapore
(az)	361 San Francisco Street Penthouse, San Juan, PR 00901, Puerto Rico
(ba)	Hotel Tamanaco Inter-Continental, Final Av. Ppal, Mercedes, Caracas, Venezuela
(bb)	22nd Floor, Citigroup Tower, No. 33 Huayanshiqiao Road, Pudong, Shanghai, P.R. China
(bc)	Alameda Jau 536, Suite 3S-C, 01420-000 São Paulo, Brazil
(bd)	Alameda Jau 536, Suite 3S-D, 01420-000 São Paulo, Brazil
(be)	Viale Monte Nero n.84, 20135 Milano, Italy
(bf)	Thurn-und-Taxis-Platz 6 – 60313 Frankfurt am Main, Germany
(bg)	Juris Tax Services Ltd. Level 12, NeX Teracom Tower II, Ebene, Mauritius
(bh)	Menara Imperium 22nd Floor, Suite D, JI. HR. Rasuna Said Kav.1, Guntur Sub-district, Setiabudi District, South Jakarta 12980, Indonesia
(bi)	Primmer Piper Eggleston & Cramer PC, 30 Main St., Suite 500, P.O. Box 1489, Burlington, VT 05402-1489, USA
(bj)	Calle 49, Sur 45 A 300 of 1102 Envigado Antioquia, Colombia
(bk)	21 Engineer Lane, Gibraltar, GX11 1AA, Gibraltar
(bl)	Suite 2500, 1000 de La Gauchetiere St. West, Montreal C H3B OA2, Canada
(bm)	Room 311, Building 1, No. 6 East Wen Hua Yuan Road, Beijing Economy and Technology Development Zone, Beijing, P.R. China
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
(bw)	14th Floor, South China Building, 1-3 Wyndham Street, Hong Kong, SAR
(bx)	Eski Büyükdere Cd. Park Plaza No:14 K:4 Maslak – Sarıyer, Istanbul, Turkey
(by)	Paseo de Recoletos 37 – 41, 28004 Madrid, Spain
(bz)	B-11515 Bhikaj Cama Place, New Delhi, South Delhi, India 110066
(ca)	Carr Hospitality, LLC, 1455 Pennsylvania Avenue, NW, Suite 100, Washington, DC 20004, USA

(cb)	Two Snowhill, Snow Hill, Queensway, Birmingham B4 6GA, UK
(cc)	Krunska 73, Beograd, 11000, Serbia
(cd)	Moreno 809 2 Piso, Buenos Aires, Argentina
(ce)	Bulevar Svetog Petra Cetinjskog 149 – 81000 Podgorica, Montenegro
(cf)	Bernard Monteagudo 201, 15076, Lima, Peru
(cg)	Avenida Ejercito Nacional Mexicano No. 769, Torre B Piso 8, Granada, Miguel Hidalgo, Ciudad de Mexico, CP 11520, Mexico
(ch)	Ground Floor, Al Kamel Law Building, Plot 52-b, Banks Area, Six of October City, Egypt
(ci)	2985 Gordy Parkway, 1st Floor, Marietta, GA 30066, USA
(cj)	600 Mamaroneck Avenue #400, 10528 Harrison, NY 10528, USA
(ck)	8275 South Eastern Avenue #200, Las Vegas, NV 89123, USA
(cl)	5444 Westheimer #1000, Houston, TX 77056, USA
(cm)	23/6 D, Anhaght Str., Yerevan, 0069, Armenia
(cn)	Generation Park Z – ul. Towarowa 28, 00-839 Warsaw, Poland
(co)	Suite 1, Ground Floor, The Financial Services Centre, Bishops Court Hill, St. Michael, Barbados, BB14004
(cp)	Brumby Centre, Lot 42, Jalan Muhibbah, 87000 Labuan F.T., Malaysia
(cq)	Charlottenstrasse 49, Berlin, Germany
(cr)	C/O BDO LLP, 4 Atlantic Quay, 70 York Street, Glasgow, G2 8JX, UK
(cs)	ATS Services Limited, Capital Center, 9th Floor, 2-4 Arch, Makarios III Ave., 1065 Nicosia, Cyprus
(ct)	95 Blvd. Berthier, 75017 Paris, France
(cu)	57, 9th Floor, Park Ventures Ecoplex, Unit 902-904, Wireless Road, Limpini, Pathum Wan Bangkok 103330, Thailand
(cv)	Shop No. L3-6, Amity Building, No. 125, Highlevel Road, Maharagama, Colombo, Sri Lanka
(cw)	Premier Chambers, M. Lux Lodge, 1st Floor, Orchid Magu, Male, Republic of Maldives
(cx)	Venture Corporate Services (Mauritius) Ltd, Level 3, Tower 1, Nexteracom Towers, Cybercity, Ebene, Mauritius
(cy)	5 Temple Square, Temple Street, Liverpool, L2 5RH
(cz)	251 Little Falls Drive, Wilmington, DE19808, USA
(da)	1st Floor, No. 68, Zhupan Road, Zhuqiao Town, Pudong New Area, Shanghai, China
(db)	Grevgatan 13, 11453 Stockholm, Sweden

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2021	205

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

206	IHG | Annual Report and Form 20-F 2021

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2021	207

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

208	IHG | Annual Report and Form 20-F 2021

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2021	209

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

210	IHG | Annual Report and Form 20-F 2021

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2021	211

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

212	IHG | Annual Report and Form 20-F 2021

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2021	213

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

214	IHG | Annual Report and Form 20-F 2021

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2021	215

Hotel Indigo Belgrade, Serbia

Holiday Inn Bangkok, Thailand

Additional Information

218	Other financial information

226	Directors’ Report

231	Group information

231	History and developments

231	Risk factors

237	Directors’ and Executive Committee members’ shareholdings

237	Executive Directors’ benefits upon termination of office

238	Description of securities other than equity securities

239	Articles of Association

240	Working Time Regulations 1998

241	Material contracts

242	Legal proceedings

242	Exchange controls and restrictions on payment of dividends

243	Shareholder information

243	Taxation

245	Disclosure controls and procedures

246	Summary of significant corporate governance differences from NYSE listing standards

247	Return of funds

248	Purchases of equity securities by the Company and affiliated purchaser

248	Dividend history

249	Shareholder profiles

250	Exhibits

251	Forward-looking statements

252	Form 20-F cross-reference guide

255	Glossary

257	Useful information

257	Investor information

258	Financial calendars

259	Contacts

216	IHG | Annual Report and Form 20-F 2021

Additional Information

Hotel Indigo Bali Seminyak Beach, Indonesia

Additional Information	IHG | Annual Report and Form 20-F 2021	217

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

Further explanation in relation to these measures and their definitions can be found on pages 73 to 77.
Revenue and operating profit
Non-GAAP
reconciliations
Highlights for the year ended 31 December 2021
Reportable segments

	Revenue				Operating profit
	2021 $m	2020 $m	Change $m	Change %	2021 $m	2020 $m	Change $m		Change %
Per Group income statement	2,907	2,394	513	21.4	494	(153)	NM	a	NM	a
System Fund	(928)	(765)	(163)	21.3	11	102	(91)		(89.2)
Reimbursement of costs	(589)	(637)	48	(7.5)	–	–	–		–
Operating exceptional items	–	–	–	–	29	270	(241)		(89.3)
Reportable segments	1,390	992	398	40.1	534	219	315		143.8

Reportable segments analysed as:
Fee business	1,153	823	330	40.1	570	278	292		105.0
Owned, leased and managed lease	237	169	68	40.2	(36)	(59)	23		39.0
	1,390	992	398	40.1	534	219	315		143.8

a	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
Underlying revenue and underlying operating profit

	Revenue				Operating profit
	2021 $m	2020 $m	Change $m	Change %	2021 $m	2020 $m	Change $m	Change %
Reportable segments (see above)	1,390	992	398	40.1	534	219	315	143.8
Significant liquidated damages a	(6)	(1)	(5)	500.0	(6)	(1)	(5)	500.0
Owned and leased asset disposals b	(11)	(21)	10	(47.6)	3	6	(3)	(50.0)
Currency impact	–	16	(16)	–	–	(1)	1	–
Underlying revenue and underlying operating profit	1,373	986	387	39.2	531	223	308	138.1

a
$6m recognised in 2021 reflects the significant liquidated damages related to one hotel in Greater China. The $1m recognised in 2020 reflects the continued recognition of the significant liquidated damages related to the previously disclosed exit of a portfolio of 2.1k hotels in Germany.

b
The results of three EVEN Hotels have been removed in 2021 (being the year of disposal for these hotels) and the prior year to determine underlying growth. The results of hotels removed in 2020 (being the year of disposal or lease termination for these hotels) have also been removed to determine underlying growth.

Underlying fee revenue and underlying fee operating profit

	Revenue				Operating profit
	2021 $m	2020 $m	Change $m	Change %	2021 $m	2020 $m	Change $m	Change %
Reportable segments fee business (see above)	1,153	823	330	40.1	570	278	292	105.0
Significant liquidated damages a	(6)	(1)	(5)	500.0	(6)	(1)	(5)	500.0
Currency impact	–	11	(11)	–	–	–	–	–
Underlying fee revenue and underlying fee operating profit	1,147	833	314	37.7	564	277	287	103.6

a
$6m recognised in 2021 reflects the significant liquidated damages related to one hotel in Greater China. The $1m recognised in 2020 reflects the continued recognition of the significant liquidated damages related to the previously disclosed exit of a portfolio of 2.1k hotels in Germany

218	IHG | Annual Report and Form 20-F 2021

Revenue and operating profit
Non-GAAP
reconciliations
continued
Americas

	Revenue				Operating profit b
	2021 $m	2020 $m	Change $m	Change %	2021 $m	2020 $m	Change $m	Change %
Per Group financial statements, note 2	774	512	262	51.2	559	296	263	88.9

Reportable segments analysed as a :
Fee business d	691	457	234	51.2	568	323	245	75.9
Owned, leased and managed lease	83	55	28	50.9	(9)	(27)	18	(66.7)
	774	512	262	51.2	559	296	263	88.9

Reportable segments (see above)	774	512	262	51.2	559	296	263	88.9
Owned and leased asset disposals c	(11)	(17)	6	(35.3)	3	7	(4)	(57.1)
Currency impact	–	–	–	–	–	2	(2)	–
Underlying revenue and underlying operating profit	763	495	268	54.1	562	305	257	84.3

a	Revenues as included in the Group Financial Statements, note 3.

b	Before exceptional items.

c
The results of three EVEN Hotels have been removed in 2021 (being the year of disposal for these hotels) and the prior year to determine underlying growth. The results of hotels removed in 2020 (being the year of disposal or lease termination for these hotels) have also been removed to determine underlying growth.

d
Fee margin calculated as fee business operating profit
b
less significant liquidated damages, divided by fee business revenue less significant liquidated damages: 2021 ($568m/$691m), 2020 ($323m/$457m), 2019 ($663m/$853m).

EMEAA

	Revenue				Operating profit b
	2021 $m	2020 $m	Change $m	Change %	2021 $m	2020 $m	Change $m	Change %
Per Group financial statements, note 2	303	221	82	37.1	5	(50)	55	NM e

Reportable segments analysed as a :
Fee business f	149	107	42	39.3	32	(18)	50	NM e
Owned, leased and managed lease	154	114	40	35.1	(27)	(32)	5	(15.6)
	303	221	82	37.1	5	(50)	55	NM e

Reportable segments (see above)	303	221	82	37.1	5	(50)	55	NM e
Significant liquidated damages c	–	(1)	1	–	–	(1)	1	–
Owned asset disposals d	–	(4)	4	–	–	(1)	1	–
Currency impact	–	8	(8)	–	–	(2)	2	–
Underlying revenue and underlying operating profit	303	224	79	35.3	5	(54)	59	NM e

a	Revenues as included in the Group Financial Statements, note 3.

b	Before exceptional items.

c	$1m recognised in 2020 reflects the continued recognition of the significant liquidated damages related to the previously disclosed exit of a portfolio of 2.1k hotels in Germany.

d	The results of the hotels removed in 2020 (being the year of disposal or lease termination for these hotels) have been removed to determine underlying growth.

e	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

f
Fee margin calculated as fee business operating profit
b
less significant liquidated damages, divided by fee business revenue less significant liquidated damages: 2021 ($32m/$149m), 2020 ($(19)m/$106m), 2019 ($191m/$326m).

Other financial information	IHG | Annual Report and Form 20-F 2021	219

Additional Information

Other financial information
continued

Revenue and operating profit
Non-GAAP
reconciliations
continued
Greater China

	Revenue				Operating profit b
	2021 $m	2020 $m	Change $m	Change %	2021 $m	2020 $m	Change $m	Change %
Per Group financial statements, note 2	116	77	39	50.6	58	35	23	65.7

Reportable segments analysed as a :
Fee business d	116	77	39	50.6	58	35	23	65.7

Reportable segments (see above)	116	77	39	50.6	58	35	23	65.7
Significant liquidated damages c	(6)	–	(6)	–	(6)	–	(6)	–
Currency impact	–	5	(5)	–	–	1	(1)	–
Underlying revenue and underlying operating profit	110	82	28	34.1	52	36	16	44.4

a	Revenues as included in the Group Financial Statements, note 3.

b	Before exceptional items.

c	$6m recognised in 2021 reflects the significant liquidated damages related to one property.

d
Fee margin calculated as fee business operating profit
b
less significant liquidated damages, divided by fee business revenue less significant liquidated damages: 2021 ($52m/$110m), 2020 ($35m/$77m), 2019 ($73m/$135m).

Highlights for the year ended 31 December 2020
Reportable segments

	Revenue				Operating profit
	2020 $m	2019 $m	Change $m	Change %	2020 $m	2019 $m	Change $m	Change %
Per Group income statement	2,394	4,627	(2,233)	(48.3)	(153)	630	(783)	NM a
System Fund	(765)	(1,373)	608	(44.3)	102	49	53	108.2
Reimbursement of costs	(637)	(1,171)	534	(45.6)	–	–	–	–
Operating exceptional items	–	–	–	–	270	186	84	45.2
Reportable segments	992	2,083	(1,091)	(52.4)	219	865	(646)	(74.7)

Reportable segments analysed as:
Fee business	823	1,510	(687)	(45.5)	278	813	(535)	(65.8)
Owned, leased and managed lease	169	573	(404)	(70.5)	(59)	52	(111)	NM a
	992	2,083	(1,091)	(52.4)	219	865	(646)	(74.7)
Underlying fee revenue

	Revenue
	2020 $m	2019 $m	Change $m	Change %
Reportable segments fee business (see above)	823	1,510	(687)	(45.5)
Significant liquidated damages	(1)	(11)	10	(90.9)
Currency impact	–	(4)	4	–
Underlying fee revenue	822	1,495	(673)	(45.0)

a	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

220	IHG | Annual Report and Form 20-F 2021

Revenue and operating profit
Non-GAAP
reconciliations
continued
Highlights for the year ended 31 December 2019
Reportable segments

	Revenue				Operating profit
	2019 $m	2018 $m	Change $m	Change %	2019 $m	2018 $m	Change $m	Change %
Per Group income statement	4,627	4,337	290	6.7	630	582	48	8.2
System Fund	(1,373)	(1,233)	(140)	11.4	49	146	(97)	(66.4)
Reimbursement of costs	(1,171)	(1,171)	–	–	–	–	–	–
Operating exceptional items	–	–	–	–	186	104	82	78.8
Reportable segments	2,083	1,933	150	7.8	865	832	33	4.0

Reportable segments analysed as:
Fee business	1,510	1,486	24	1.6	813	793	20	2.5
Owned, leased and managed lease	573	447	126	28.2	52	39	13	33.3
	2,083	1,933	150	7.8	865	832	33	4.0
Underlying fee revenue

	Revenue
	2019 $m	2018 $m	Change $m	Change %
Reportable segments fee business (see above)	1,510	1,486	24	1.6
Significant liquidated damages	(11)	(13)	2	(15.4)
Acquisitions a	(14)	–	(14)	–
Currency impact	–	(17)	17	–
Underlying fee revenue	1,485	1,456	29	2.0

a	The results of acquired businesses (Six Senses and two UK portfolio hotels) are removed only in the year of acquisition when determining underlying growth compared to the prior year.
Fee margin reconciliation

	2021 $m	2020 $m	2019 $m	2018 $m	2017 $m
Revenue
Reportable segments analysed as fee business (page 160)	1,153	823	1,510	1,486	1,379
Significant liquidated damages	(6)	(1)	(11)	(13)	–
Captive insurance company (note 21)	(17)	(19)	(19)	(11)	(9)
	1,130	803	1,480	1,462	1,370
Operating profit
Reportable segments analysed as fee business (pages 218 to 221)	570	278	813	793	731
Significant liquidated damages	(6)	(1)	(11)	(13)	–
Captive insurance company (note 21)	(3)	(3)	(1)	(1)	–
	561	274	801	779	731

Fee margin a	49.6%	34.1%	54.1%	53.3%	53.4%

a	Reported as a KPI on page 52.

Other financial information	IHG | Annual Report and Form 20-F 2021	221

Additional Information

Other financial information
continued

Net capital expenditure reconciliation

	12 months ended 31 December
$m	2021 $m	2020 $m
Net cash from investing activities	(12)	(61)
Adjusted for:
Contract acquisition costs net of repayments	(42)	(64)
System Fund depreciation and amortisation a	91	58
Deferred purchase consideration paid	13	–
Net capital expenditure	50	(67)
Analysed as:
Capital expenditure: maintenance (including contract acquisition costs, net of repayments of $42m (2020: $64m))	(75)	(107)
Capital expenditure: recyclable investments	53	17
Capital expenditure: System Fund capital investments	72	23
Net capital expenditure	50	(67)

a	Excludes depreciation on right-of-use assets.
Gross capital expenditure reconciliation

	12 months ended 31 December
$m	2021 $m	2020 $m
Net capital expenditure	50	(67)
Add back:
Disposal receipts	(58)	(18)
Repayments of contract acquisition costs	(1)	–
Distributions from associates and joint ventures	–	(5)
System Fund depreciation and amortisation a	(91)	(58)
Gross capital expenditure	(100)	(148)
Analysed as:
Capital expenditure: maintenance (including gross contract acquisition costs of $43m (2020: $64m))	(76)	(107)
Capital expenditure: recyclable investments	(5)	(6)
Capital expenditure: System Fund capital investments	(19)	(35)
Gross capital expenditure	(100)	(148)

a	Excludes depreciation on right-of-use assets.
Adjusted free cash flow reconciliation

	12 months ended 31 December
	2021 $m	2020 $m	2019 $m	2018 $m	2017 $m
Net cash from operating activities	636	137	653	709	616
Adjusted for:
Payment of contingent purchase consideration	–	–	6	–	–
Principal element of lease payments	(32)	(65)	(59)	(35)	(25)
Purchase of shares by employee share trusts	–	–	(5)	(3)	(3)
Capital expenditure: maintenance (excluding contract acquisition costs)	(33)	(43)	(86)	(60)	(72)
Adjusted free cash flow a	571	29	509	611	516

a	Reported as a KPI on page 52.

222	IHG | Annual Report and Form 20-F 2021

Adjusted interest reconciliation

	12 months ended 31 December
	2021 $m	2020 $m
Net financial expenses
Financial income	8	4
Financial expenses	(147)	(144)
	(139)	(140)
Adjusted for:
Interest attributable the System Fund	(3)	(3)
Capitalised interest relating to System Fund assets	–	(1)
Exceptional financial expenses	–	14
	(3)	10
Adjusted interest	(142)	(130)
Adjusted EBITDA reconciliation

	2021 $m	2020 $m	2019 $m
Operating profit/(loss)	494	(153)	630
Add back
System Fund result	11	102	49
Operating exceptional items	29	270	186
Depreciation and amortisation	98	110	116
Adjusted EBITDA	632	329	981
Adjusted earnings per ordinary share reconciliation

	12 months ended 31 December
	2021 $m	2020 $m
Profit/(loss) available for equity holders	266	(260)
Adjusting items:
System Fund revenues and expenses	11	102
Interest attributable to the System Fund	(3)	(4)
Operating exceptional items	29	270
Exceptional finance expenses	–	14
Fair value gains on contingent purchase consideration	(6)	(13)
Tax on fair value gains on contingent purchase consideration	1	–
Tax on exceptional items	(3)	(52)
Exceptional tax	(26)	–
Adjusted earnings	269	57

Basic weighted average number of ordinary shares (millions)	183	182
Adjusted earnings per ordinary share (cents)	147.0	31.3

Other financial information	IHG | Annual Report and Form 20-F 2021	223

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
References to RevPAR, occupancy and ADR are presented on a comparable basis comprising groupings of hotels that have traded in both the current and prior year, including the impact of hotels temporarily closed as a result of Covid-19. The principal exclusions in deriving this measure are new hotels, hotels closed for major refurbishment and hotels sold in either of the two years. RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year
trading performance excluding distortions created by fluctuations in exchange rates.
The following tables present RevPAR statistics for the year ended 31 December 2021 and a comparison to 2020. Fee business and owned, leased and managed lease statistics are for comparable hotels and include only those hotels in the Group’s System at 31 December 2021 and franchised, managed, owned, leased or managed lease by the Group since 1 January 2020. The comparison with 2020 is at constant US$ exchange rates.

		Fee business	Owned, leased and managed lease
	2021	Change vs 2020	2021	Change vs 2020
Americas
InterContinental
Occupancy	40.8%	15.7ppt	–	–
Average daily rate	$185.22	6.4%	–	–
RevPAR	$75.55	73.0%	–	–
Kimpton
Occupancy	51.5%	21.5ppt	–	–
Average daily rate	$233.27	10.7%	–	–
RevPAR	$120.04	90.1%	–	–
Crowne Plaza
Occupancy	43.1%	13.2ppt	–	–
Average daily rate	$112.91	7.2%	–	–
RevPAR	$48.72	54.4%	–	–
Hotel Indigo
Occupancy	55.8%	18.9ppt	–	–
Average daily rate	$153.25	20.7%	–	–
RevPAR	$85.44	82.4%	–	–
EVEN Hotels
Occupancy	53.8%	23.5ppt	–	–
Average daily rate	$122.17	19.8%	–	–
RevPAR	$65.74	112.4%	–	–
Holiday Inn
Occupancy	51.4%	14.8ppt	–	–
Average daily rate	$109.76	11.7%	–	–
RevPAR	$56.42	56.8%	–	–
Holiday Inn Express
Occupancy	62.2%	16.7ppt	–	–
Average daily rate	$112.18	12.1%	–	–
RevPAR	$69.79	53.3%	–	–
avid
Occupancy	58.69%	28.6ppt	–	–
Average daily rate	$81.67	10.6%	–	–
RevPAR	47.93%	115.4%	–	–
Staybridge Suites
Occupancy	72.7%	16.9ppt	–	–
Average daily rate	$108.68	7.7%	–	–
RevPAR	$79.02	40.4%	–	–
Candlewood Suites
Occupancy	74.2%	12.7ppt	–	–
Average daily rate	$85.73	8.2%	–	–
RevPAR	$63.61	30.5%	–	–

224	IHG | Annual Report and Form 20-F 2021

RevPAR, average daily rate and occupancy
continued

		Fee business	Owned, leased and managed lease
	2021	Change vs 2020	2021	Change vs 2020
EMEAA
InterContinental
Occupancy	38.5%	6.3ppt	18.6%	(0.8)ppt
Average daily rate	$180.87	6.1%	$252.19	4.6%
RevPAR	$69.65	26.9%	$47.01	0.1%
Crowne Plaza
Occupancy	40.5%	9.4ppt	–	–
Average daily rate	$109.31	3.1%	–	–
RevPAR	$44.27	34.3%	–	–
Hotel Indigo
Occupancy	36.9%	12.0ppt	–	–
Average daily rate	$128.23	9.9%	–	–
RevPAR	$47.37	62.6%	–	–
Holiday Inn
Occupancy	42.0%	9.6ppt	–	–
Average daily rate	$85.65	3.9%	–	–
RevPAR	$36.01	34.4%	–	–
Holiday Inn Express
Occupancy	47.2%	12.0ppt	–	–
Average daily rate	$76.22	9.0%	–	–
RevPAR	$36.01	46.2%	–	–
Staybridge Suites
Occupancy	57.9%	11.0ppt	–	–
Average daily rate	$135.00	18.3%	–	–
RevPAR	$78.21	46.2%	–	–
Greater China
InterContinental
Occupancy	51.1%	6.2ppt	–	–
Average daily rate	$119.19	6.2%	–	–
RevPAR	$60.85	20.8%	–	–
HUALUXE
Occupancy	50.7%	5.7ppt	–	–
Average daily rate	$68.77	0.4%	–	–
RevPAR	$34.84	13.1%	–	–
Crowne Plaza
Occupancy	48.0%	7.1ppt	–	–
Average daily rate	$74.90	2.6%	–	–
RevPAR	$35.96	20.4%	–	–
Hotel Indigo
Occupancy	49.1%	6.3ppt	–	–
Average daily rate	$130.82	16.4%	–	–
RevPAR	$64.28	33.4%	–	–
Holiday Inn
Occupancy	47.7%	7.9ppt	–	–
Average daily rate	$55.64	1.6%	–	–
RevPAR	$26.56	21.8%	–	–
Holiday Inn Express
Occupancy	49.3%	6.7ppt	–	–
Average daily rate	$41.73	4.5%	–	–
RevPAR	$20.58	20.9%	–	–

Other financial information	IHG | Annual Report and Form 20-F 2021	225

Additional Information

Directors’ Report

This Directors’ Report includes the information required to be given in line with the Companies Act or, where provided elsewhere, an appropriate cross reference is given. The Governance Report approved by the Board is provided on pages 80 to 127 and incorporated by reference herein.
Subsidiaries, joint ventures and associated undertakings
The Group has around 390 subsidiaries, joint ventures and related undertakings (including branches outside of the United Kingdom). A list of subsidiaries and associated undertakings disclosed in accordance with the Companies Act is provided at note 34 of the Group Financial Statements on pages 203 to 205.
Directors
The Directors may exercise all the powers of the Company, subject to the Articles of Association, legislation and regulation. This includes the ability to exercise the authority to allot or purchase the Company’s shares pursuant to authorities granted by shareholders at the Company’s AGM every year. Further details of the powers of the Company’s Directors can be found on page 239.

For biographies of the current Directors see pages 82 to 85.
Directors’ and Officers’ (D&O) liability insurance and existence of qualifying indemnity provisions
The Company maintains the Group’s D&O liability insurance policy, which covers Directors and Officers of the Company defending civil proceedings brought against them in their capacity as Directors or Officers of the Company (including those who served as Directors or Officers during the year). There were no indemnity provisions relating to the UK pension plan for the benefit of the Directors during 2021.
Articles of Association

A summary is provided on pages 239 and 240.
The Company’s Articles of Association may only be amended by special resolution and are available on the Company’s website at www.ihgplc.com/investors under Corporate governance.
Shares
Share capital
The Company’s issued share capital at 31 December 2021 consisted of 187,717,720 ordinary shares of 20 340/399 pence each, including 3,701,408 shares held in treasury, which constituted 1.97% of the total issued share capital (including treasury shares). There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares.
During 2021, 1,360,000 shares were transferred from treasury to the employee share ownership trust.
As far as is known to management, IHG is not directly or indirectly owned or controlled by another company or by any government. The Board focuses on shareholder value creation. When it decides to return capital to shareholders, it considers all of its options, including share buybacks and special dividends.
Share issues and buybacks
In 2021, the Company did not issue any new shares, nor did it buy back any existing shares.
Dividends
While the Board determined that it would not be appropriate to pay a dividend during 2021, subject to shareholder approval at the 2022 AGM, a final dividend of 85.9¢ in respect of 2021 will be payable on 17 May 2022 to shareholders on the register at the close of business on 1 April 2022.

Major institutional shareholders
As at 21 February 2022, being the last practicable date, the Company had been notified of the following significant holdings in its ordinary shares under section 5 of the UK Disclosure Guidance and Transparency Rules (DTRs). IHG did not receive notifications between 31 December 2021 and 21 February 2022.

	As at 21 February 2022				As at 22 February 2021				As at 17 February 2020

Shareholder	Ordinary shares/ADSs	a	%	a	Ordinary shares/ADSs	a	%	a	Ordinary shares/ADSs	a	%	a
BlackRock, Inc.	11,247,319	b	6.12		10,429,827	c	5.71		9,939,317		5.46
Boron Investments B.V.	6,890,000		3.77		6,890,000		3.77		11,450,000		6.01
Cedar Rock Capital Limited	9,076,898		4.95		14,923,417		5.07		14,923,417		5.07
Fiera Capital Corporation	11,037,891		6.06		11,037,891		6.06		11,037,891		6.06
Fundsmith LLP d	8,989,647		4.91		10,222,246		5.18		10,222,246		5.18
Royal Bank of Canada	9,189,549		5.02		9,161,021	e	5.01		n/a		n/a

a
The number of shares and percentage of voting rights was determined at the time of the relevant disclosures made in accordance with Rule 5 of the DTRs and doesn’t necessarily reflect the impact of any share consolidation or any changes in shareholding subsequent to the date of notification that are not required to be notified to us under the DTRs.

b	Total shown includes 2,080,427 qualifying financial instruments to which voting rights are attached.

c	Total shown includes 1,431,074 qualifying financial instruments to which voting rights are attached.

d	The Company understands that Fundsmith LLP subsequently disposed of its entire interest in the Company’s ordinary shares.

e	Total shown includes 123,160 qualifying financial instruments to which voting rights are attached.
The Company’s major shareholders have the same voting rights as other shareholders. The Company does not know of any arrangements the operation of which may result in a change in its control.

For further details on shareholder profiles see page 249.

226	IHG | Annual Report and Form 20-F 2021

The Companies (Miscellaneous Reporting) Regulations 2018
Set out below is our employee engagement statement and on page 228, our statement summarising how the Directors have had regard to the need to foster the Company’s business relationships with suppliers, customers and others.

Details of how the Directors have had regard to the matters set forth in Section 172(1)(a) to (f) of the Companies Act is provided on pages 90 and 91.
Employee engagement statement
Our statement relates to IHG’s directly employed individuals and should be read in conjunction with our people section, Section 172 statement, Voice of the Employee and wider workforce remuneration and employee engagement disclosures on pages 24 to 26, 91 and 92, 101, 107, 108, 112 and 114.
During 2021, the main communication channels to provide information of concern to employees included weekly newsletters, virtual town halls, CEO and regional leadership calls, podcasts, blogs, email broadcasts, videos and business function team meetings.
Employees have been consulted and given opportunities to express their views and concerns through participation in the employee engagement survey, Voice of the Employee sessions, ERGs, Next events (interactive sessions relating to IHG’s strategy and behaviours), quarterly performance, development and wellbeing meetings, team meetings and the Q&A session as part of the CEO quarterly business update call.
Each December, employees are invited to join the employee share plan. The plan is available to around 98% of our corporate employees below the senior/mid-management
level (who receive LTIP and restricted stock units awards). Further details are on page 228.
Employees have been made aware of the financial and economic factors affecting the performance of the Company through quarterly business update calls with the CEO, as well as business function team meetings, and other regional leadership calls.
The Chair and other Directors have engaged with employees through a number of means, including direct interactions, Voice of the Employee sessions, Next events and a series of opportunities held during the year to meet Executive Directors via video meetings or in person.
Details of how Directors have had regard to employee interests, and the effect of that regard, including principal decisions taken by IHG during the year can be found on pages 91 and 92, 101, 107, 108, 112 and 114.
Employee numbers
Having a predominantly franchised and managed business model means that many of those people who work at hotels operated under our brands are not our employees. When the Group’s entire estate is taken into account (including those working in our franchised and managed hotels), approximately 325,000 people worked globally across IHG’s brands as at 31 December 2021.
The average number of IHG employees, including part-time employees, during 2021 were as follows:

•	6,013 people worldwide (including those in our corporate offices, central reservations offices and owned hotels (excluding those in a category below)), whose costs were borne by the Group;

•	4,508 people who worked directly on behalf of the System Fund and whose costs were borne by the System Fund; and

•	11,807 General Managers and (in the US predominantly) other hotel workers, who work in managed hotels, who have contracts or are directly employed by IHG and whose costs are borne by those hotels.

See note 4 of the Group Financial Statements on pages 163 and 164.
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

See our people disclosures on pages 24 to 26.
Visit www.ihgplc.com/responsible-business for more information.
2021 share awards and grants to employees
Our current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market or from shares held in treasury; however, the Company continues to review this policy. The Company’s share plans incorporate the current Investment Association’s guidelines on dilution which provide that commitments to issue new shares or re-issue
treasury shares under executive plans should not exceed 5%, and under all plans should not exceed 10%, of the issued ordinary share capital of the Company (adjusted for share issuance and cancellation) in any
10-year
period. During the financial year ended 31 December 2021, the Company transferred 1,360,000 treasury shares (0.72% of the total issued share capital) to satisfy obligations under its share plans.
The estimated maximum dilution from awards made under the Company’s share plans over the last 10 years is 4.0%.
As at 31 December 2021, there were no options outstanding. The Company has not utilised the authority given by shareholders at any of its AGMs to allot shares for cash without first offering such shares to existing shareholders.
Employee share ownership trust (ESOT)
IHG operates an ESOT for the benefit of employees and former employees. The ESOT receives treasury shares from the Company and purchases ordinary shares in the market and releases them to current and former employees in satisfaction of share awards. During 2021, the ESOT released 538,777 shares and at 31 December 2021 it held 889,796 ordinary shares in the Company. The ESOT adopts a prudent approach to purchasing shares, using funds provided by the Group, based on expectations of future requirements.
In July 2019, shares held in the ESOT that had been allocated to share plan participants under the Annual Performance Plan were transferred to Equatex UK Limited (now Computershare Investor Services Plc) where they are held in a nominee account on behalf of those participants (Nominee). The shares held by the Nominee have been allocated to share plan participants on terms that entitle those participants to request or require the Nominee to exercise the voting rights relating to those shares. The Nominee exercises those votes in accordance with the directions of the participants. Shares that have not been allocated to share plan participants under such terms continue to be held by the ESOT and although the trustee has the right to vote or abstain from exercising their voting rights in relation to those shares, it has a policy of not voting, which is in line with guidelines. The trustee also has the right to accept or reject any offer relating to the shares, in any way it sees fit.

Directors’ Report	IHG | Annual Report and Form 20-F 2021	227

Additional Information

Directors’ Report
continued

The Nominee holds ordinary shares in the Company, in the form of unvested share plan awards, allocated to Annual Performance Plan share plan participants. The number of shares can be found in note 28 to the Group Financial Statements on pages 198 and 199.
Unless otherwise requested by the Company, the trustee of the ESOT waives all ordinary dividends on the shares held in the ESOT, other than shares which have been allocated to participants on terms which entitle them to the benefit of dividends, except for such amount per share as shall, when multiplied by the number of shares held by it on the relevant date, equal one pence or less.
Colleague Share Plan
The Company’s employee share plan, known as the Colleague Share Plan, was first introduced in 2019 following approval by shareholders at the Company’s 2019 AGM, and the first Plan Year commenced in January 2020.
In accordance with the Colleague Share Plan Rules, participants’ contributions are used to purchase shares on a monthly basis on behalf of the individuals (Purchased Shares) and held within the Nominee. At the end of the Plan Year, the participants receive a conditional right to receive one share (Matching Share) for every one Purchased Share that they have purchased. Providing the participants hold the Purchased Shares in the Nominee until the second anniversary of the end of the Plan Year, the conditional right to Matching Shares will vest.
In 2021, 356 shares vested outside of the usual timetable due to deaths or good leavers, and in January 2022, 35,378 shares vested as part of the first Plan Year. As at 21 February 2022, the Nominee held 29,594 Purchased Shares in relation to the second Plan Year, and 2,548 shares in relation to the third Plan Year.
Code of Conduct
The Code of Conduct (our Code) applies to all Directors, officers and employees and complies with the NYSE rules as set out in Section 406 of the US Sarbanes-Oxley Act 2002. Further details on our Code are set out in the Strategic Report on pages 37 and 38 and the Board’s oversight of the Code is set out on page 98.
Business relationships with suppliers, customers and others
Our business relationships with our guests, hotel owners and suppliers are fundamental to our commercial success. During the year, the Board considered matters related to them and had regard to the impact of decisions on them as detailed in the key matters discussed by the Board on pages 90 and 91. These included strategic and operational matters related to brand integrity, brand portfolio, loyalty strategy, as well as technology, supply chain and procurement.
The Board monitors relationships through a mixture of presentations, reports and direct engagement. The Responsible Business Committee specifically reviews responsible procurement processes, targets and the Supplier Code of Conduct.
Details of how relationships have been maintained during the year are set out in the key stakeholder engagement tables on pages 20, 21 and 39.
The Group is party to a technology agreement with Amadeus Hospitality Americas, Inc. (Amadeus), for the next generation central reservation system used by the Group. The initial term of 10 years will expire in 2028, and the Group has the right to extend this agreement for two additional periods of up to 10 years each on the same terms, conditions and pricing. The financial and performance obligations in this agreement are guaranteed by Amadeus IT Group S.A., the parent company of Amadeus.
Otherwise, there are no specific individual contracts or arrangements considered to be essential to the business of the Group as a whole.
Future business developments of the Group

Details on these are set out in the Strategic Report on pages 2 to 77.
Finance
Political donations
The Group made no political donations under the Companies Act during the year and proposes to maintain this policy in respect of such donations. The Group’s wider political donations policy continues to be kept under review.
Financial risk management

The Group’s financial risk management objectives and policies, including its use of financial instruments, are set out in note 24 to the Group Financial Statements on pages 188 to 192.
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

•
The
8.5-year
€
500 million bond issued by the Company on 15 November 2018, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

•
The four-year
€
500 million bond issued by the Company on 8 October 2020, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

•
The eight-year £400 million bond issued by the Company on 8 October 2020 (of which £173 million remains outstanding), under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

Further details on material contracts are set out on page 241.
Disclosure of information to Auditor

For details, see page 130.

228	IHG | Annual Report and Form 20-F 2021

Greenhouse gas (GHG) emissions
By delivering more environmentally sustainable hotels, we create value for IHG, our hotel owners and all our stakeholders. We recognise the risks from climate change and the importance of reducing our carbon footprint and in 2020 we set ambitious 2030 carbon reduction targets, approved by the Science Based Targets initiative and aligned to a 2°C scenario. Recognising the need to go further, in 2021 we upgraded our existing science-based target to align with the most ambitious goals of the Paris Agreement to keep global warming within 1.5°C. This upgraded target requires us to reduce emissions by 46% across the energy used across our franchised, managed, owned, leased and managed lease hotels. During 2021, due mainly to the impact of
Covid-19
on our industry, our absolute scope 1 and 2 GHG emissions from our managed, owned, leased and managed lease hotels fell by 6% from base year 2019 and our scope 3 GHG emissions from our franchised hotels plus FERA fell by 17%. Total scope 1, 2 and 3 GHG emissions from the whole estate fell by 12% from base year 2019 (towards a 2030 reduction target of 46%).
Covid-19
has continued to impact occupancy levels across our estate and required intermittent hotel closures in many locations, which, in addition to the energy efficiency efforts from our hotels, has significantly lowered our carbon footprint for the year. As the industry recovers, we will continue to focus on achieving our carbon reduction goals by driving energy efficiency in our hotels and increasingly looking at renewable energy solutions.

		2021		2020		2019
Reporting boundary	Measure	Global	UK and UK offshore only	Global	UK and UK offshore only	Global	UK and UK offshore only
Emissions from operations under our direct control – corporate offices and IHG owned, leased, managed and managed lease hotels	Energy – fuel use from hotel operations and hotel transport services (kWh)	1,941,261,216	12,174,022	1,495,581,991	6,776,945	1,990,594,175	11,739,148
	Energy – purchased electricity, heat, steam and cooling (kWh)	3,417,866,055	9,884,029	2,865,754,370	8,598,040	3,597,266,540	11,417,267
	Total Energy – fuel use from hotel operations and hotel transport services, purchased electricity, heat, steam and cooling (kWh)	5,359,127,271	22,058,051	4,361,336,361	15,374,985	5,587,860,715	23,156,415
	Scope 1 Direct emissions (tCO 2 e from fuel use and refrigerants)	440,719	2,279	335,359	1,281	464,215	2,247
	Scope 2 Indirect emissions, Location-based (tCO 2 e from purchased energy)	1,790,015	2,052	1,477,557	1,950	1,902,829	2,818
	Scope 2 Indirect emissions, Market-based (tCO 2 e from purchased energy)	1,794,741	3,129	1,484,256	2,988	1,929,643	4,350
	Total scope 1 and 2 emissions, Location-based (tCO 2 e)	2,230,734	4,331	1,812,916	3,231	2,367,044	5,065
	Scope 1 and 2 intensity, Location-based (tCO 2 e per (£000 revenue))	0.33	0.04	0.34	0.05	0.20	0.02
Emissions from operations outside our direct operational control – franchised hotels.	Scope 3 Indirect emissions from franchised hotel operations (tCO 2 e)	2,072,377	106,665	1,901,097	104,625	2,535,432	148,848
Emissions from operations outside our direct operational control – Fuel- and energy-related emissions (FERA)	Scope 3 Indirect emissions from Fuel- and energy-related emissions (tCO 2 e)	790,717	18,486	686,775	18,290	896,244	25,985
Emissions from all operations – corporate offices, IHG owned, leased, managed hotels and managed lease, and franchised hotels	Total scope 1, 2 and 3 GHG emissions (tCO 2 e)	4,303,111	110,996	3,714,013	107,856	4,902,476	153,913
Emissions from all operations – corporate offices, IHG owned, leased and managed hotels, and franchised hotels AND FERA	Total scope 1, 2 and 3 AND FERA GHG emissions (tCO 2 e)	5,093,828	129,482	4,400,788	126,147	5,798,720	179,898

Scope
We report scope 1, scope 2 and scope 3 emissions as defined by the GHG Protocol Corporate Accounting and Reporting Standard methodology, under the operational control approach:

•	Scope 1 emissions are direct emissions from the burning of fuels or from refrigerant losses by our managed, owned, leased and managed lease hotels.
•	Scope 2 emissions are indirect emissions generated by the energy purchased or acquired by our managed, owned, leased and managed lease hotels.

•	Scope 3 emissions are indirect emissions that arise as a result of energy used in our franchised hotels.

Directors’ Report	IHG | Annual Report and Form 20-F 2021	229

Additional Information

Directors’ Report
continued

Methodology
We work with external consultants to give us an
up-to-date
picture of IHG’s carbon footprint and assess our performance over time. To calculate our emissions, they use the GHG Protocol Corporate Accounting and Reporting Standard methodology and refer to other existing and emerging definitions, methodologies and standards, as relevant. Our consultants use utility consumption data as reported by hotels on the IHG Green Engage
™
system, complete outlier checks as necessary, apply sampling and extrapolation methodology to estimate our global energy use and apply the appropriate emission factors to calculate our GHG emissions. For 2021, the sample covered 90% of our UK hotels and 68% of our global hotels.
Any missing datapoints for energy use in 2021 have been filled using average consumption per room night from the nearest
12-month
period. Region-brand, regional and global average consumption per room night were calculated for each fuel type and outliers were identified by comparison to the median of the relevant region-brand group. Consumption data has been estimated for non-reporting
hotels based on region-brand average consumption per room night, applied to a hotel’s number of room nights. This ensures that all hotels have a consumption figure corresponding to their occupied room nights. As IHG’s System size is continually changing, 2020 and 2019 data have been restated. Our reporting is based on calendar year reporting, showing annual GHG emissions for the period 1 January to 31 December 2021. This aligns with our financial reporting period, to enable analysis of both financial and non-financial
indicators for the same period.
Energy reduction initiatives
IHG hotels globally use the IHG Green Engage system, a comprehensive online environmental management platform that helps them measure, track and report their utility consumption and carbon footprint, as well as providing over 200 ‘Green Solutions’ with detailed guidance to support hotels in reducing their energy, water and waste impacts. To comply with the IHG Green Engage standard, hotels are required amongst others to report their monthly energy consumption and complete key energy saving actions. In addition, in 2021, hotels were set an annual carbon reduction target to drive continuous improvement. Performance against this target was reviewed on a monthly basis and presented to regional operations teams. To incentivise and facilitate our hotels reporting into Green Engage, in 2021 we launched and began the rollout of an automated data entry initiative for hotels. This initiative will streamline the reporting process for our hotels so that they can spend less time reporting their data and more time focussing on reducing energy at their hotels. The initiative will also help to support more accurate and timely data from our hotels into Green Engage.
In 2021, we saw our global emissions fall by 12% and energy consumption fall by 11% compared to base year 2019 (scope 1, 2 and 3). This was largely due to the impact of
Covid-19
on our industry, resulting in low occupancy levels and intermittent hotel closures, but also in part due to targeted energy reduction efforts in our estate, including for example the implementation of a daily energy consumption tracker in some locations which informed shutdowns of parts of our hotels when occupancy was low. We also provided our hotels with information and resources on low cost, quick payback measures to reduce energy consumption. Where possible, we have worked closely with our hotels throughout the pandemic to help minimise energy consumption and utility costs during hotel closure and maximise energy efficiency during the re-opening
stage.
Hotel Energy Reduction Opportunities (HERO) tool
To support our hotels to decarbonise, we have identified some key energy conservation measures that will reduce energy at our hotels. In order to facilitate implementation at a hotel level, we have worked with global specialists in the built environment, to develop a prioritisation tool for our hotels. The tool reviews the existing infrastructure of the hotel and what initiatives the hotel has already implemented and then recommends measures to drive further efficiencies. This tool provides information on the expected capital cost of measures, as well as indicative energy and cost saving information. The tool will be launched in 2022 and reinforced through training of hotel and operations teams. We are also reviewing financing opportunities that are available to hotels in different geographies.

See our planet-related activities and TCFD disclosures, as well as our carbon footprint KPI on pages 29 to 35 and 53.

See our Responsible Business Report and ESG databook at www.Ihgplc.com/responsible-business

Listing Rules – compliance with LR 9.8.4C

Section	Applicable sub-paragraph within LR 9.8.4C	Location

1	Interest capitalised	Group Financial Statements, note 7, page 168

4	Details of long-term incentive schemes	Directors’ Remuneration Report, pages 104 to 125

The above table sets out only those sections of LR 9.8.4C which are relevant. The remaining sections of LR 9.8.4 are not applicable.

Going concern
An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in the Strategic Report on pages 2 to 77 and in the Group information on pages 231 to 242.
The resilience of the Group’s
fee-based
model, wide geographic spread and strong cash management means that the Group has been able to generate $636m of net cash from operating activities in a year when trading has still been substantially impacted by the global pandemic. As at 31 December 2021 the Group had total liquidity of $2,655m, comprising $1,350m of undrawn bank facilities and $1,305m of cash and cash equivalents (net of overdrafts and restricted cash).
There remains a wide range of possible planning scenarios over the going concern period. The scenarios considered and assessment made by the Directors in adopting the going concern basis for preparing these financial statements is included on page 149.
Based on the assessment completed, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2023 and there are no material uncertainties that may cast doubt on the Group’s going concern status. Accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

Please see the viability statement on pages 48 and 49.
By order of the Board,
Nicolette Henfrey
Company Secretary
InterContinental Hotels Group PLC
Registered in England and Wales, Company number 5134420
21 February 2022

230	IHG | Annual Report and Form 20-F 2021

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
While the pandemic, and related restrictions imposed by governments and others, has not fundamentally changed our risk factors, it continues to heighten the uncertainty which we face in many areas in delivering our short- and longer-term ambitions and reconfirmed that many of our risks are connected. This includes the continuing significance of the safety and security of our colleagues and guests, government interventions impacting domestic, national and international travel, consumer confidence and appetite to travel internationally in the longer term, how we operate our hotels and the overall impact on our business resilience. The response to the primary safety concerns of
Covid-19
also created several secondary impacts. For example:

•	heightened risk of negative reputational impact (and the business consequences) as a result of any of our pandemic crisis management actions being negatively perceived by any stakeholder group;

•	heightened cyber risks from working remotely;

•	closure of key corporate locations putting pressure on our processes, systems and infrastructure;

•	enhanced exposure to key person or workforce availability risks;

•	strain on third-party supplier relationships – both in relation to business and operational continuity and wider risks of supplier insolvency and/or default;

•	changes to global or local laws or requirements; and
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
Recent acquisitions and divestitures
The Group made no acquisitions in 2021, however deferred purchase consideration for the previous Regent acquisition resulted in a $13 million cash outflow during the year (2020: $0, 2019: $300 million). The 2019 net cash outflow principally related to the acquisition of Six Senses Hotels Resorts Spas and its management business (‘Six Senses’) in February 2019.
In 2021 the Group disposed of a portfolio of three EVEN Hotels in the US resulting in a net cash inflow of $44 million.

Further information is included in notes 11 and 12 to the Group Financial Statements on pages 174 to 175.
Capital expenditure

•	Gross capital expenditure in 2021 totalled $100 million compared with $148 million in 2020 and $265 million in 2019, see page 222.

•
At 31 December 2021, capital committed (being contracts placed for expenditure on property, plant and equipment and intangible assets not provided for in the Group Financial Statements) totalled $17 million, see page 200.

•
significant cost pressures for owners raising risks of default on payments due to IHG, employees or suppliers;
non-compliance
by owners with standards and other requirements; and owner insolvency and work-outs; impacting our ability to roll out initiatives as planned and the wider risk to our business model.

The period of the pandemic has also observed trends in other risk factors. For example:

•
further waves of the pandemic and/or a slower than anticipated industry recovery for business and leisure travel could create further volatility and challenging conditions in the capital markets making it more difficult to obtain additional funding if required and potential impact to financial performance which could result in further actions required to manage costs;

•
geopolitical and socioeconomic developments (including focus on climate-related impacts) which may increase the likelihood of disruption to inbound or outbound travel and trade, the potential for measures to be taken against businesses or heightened expectations in corporate performance; and

•	inherent risks of burnout, physical and mental health impacts and challenges to attract and retain staff while uncertainty in the hospitality industry continues.
To enable focus on the material risk factors facing the Group, the detail below has been organised under headings corresponding to the ordering of the principal risks outlined earlier in this document and considers the assessment of inherent risk trend and speed of potential impact on IHG objectives.

The principal risks are on pages 42 to 47, the cautionary statements regarding forward-looking statements are on page 251 and financial and forward-looking information including note 8 on pages 169 to 173, and note 24 on pages 188 to 192.

Group information	IHG | Annual Report and Form 20-F 2021	231

Additional Information

Group information
continued
Risk factors
continued

1. Macro external factors
The Group is exposed to the risks of political and economic developments
The Group is exposed to political, economic and financial market developments such as recession, inflation and availability of credit and currency fluctuations that could lower revenues and reduce income. The outlook for 2022 may worsen due to continuing disruption from
Covid-19
on domestic and international travel patterns; potential disruptions in the US economy; the impact of fluctuating commodity prices (including oil) on economies dependent on such exports; continued unrest in parts of the Middle East, Africa and Asia; and barriers to global trade, including unforeseeable changes in regulations, imposition of tariffs or embargoes, and other trade restrictions or controls. The interconnected nature of economies suggests any of these, or other events, could trigger a recession that reduces leisure and business travel to and from affected countries and adversely affects room rates and/or occupancy levels and other income-generating activities. Specifically, the Group is most exposed to the impact of political and economic risk factors in relation to the US market and to Greater China. The owners or potential owners of hotels franchised or managed by the Group face similar risks that could adversely impact their solvency and the Group’s ability to secure and retain franchise or management agreements.
Accordingly, the Group is particularly susceptible to adverse changes in these economies as well as changes in their currencies. In addition to trading conditions, the economic outlook also affects the financial health of current and potential owners and their ability to access capital, which could impact existing operations, timely payment of IHG fees, and the health of the pipeline.
The Group is exposed to the risks of overcapacity in the hotel industry
The future operating results of the Group could be adversely affected by industry overcapacity (by number of rooms) and weak demand due, for example, to the pandemic and associated restrictions on travel and customer confidence in returning to business and leisure travel, to the cyclical nature of the hotel industry, and to other differences between planning assumptions and actual operating conditions. These conditions could result in reductions in room rates and occupancy levels, which would adversely impact the financial performance of the Group.
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
The Group is exposed to inherent uncertainties associated with brand development and expansion
In recent years the Group has launched or acquired a number of brands, such as EVEN Hotels, HUALUXE Hotels and Resorts, avid hotels, voco hotels, Kimpton Hotels & Restaurants, Regent, Six Senses, Atwell Suites, Vignette Collection and entered into co-branded
credit card relationships to support the IHG Rewards programme and an exclusive loyalty partnership with Mr & Mrs Smith. As the roll out, integration and growth of these brands (including associated loyalty programmes) is dependent on market conditions, guest preference and owner investment, and also continued cooperation with third parties, there are inherent risks that we will be unable to recover costs incurred in developing or acquiring the brands or any new programmes or products, or those brands, programmes, or products will not succeed as we intend. The Group’s ongoing agenda to deliver industry-leading net rooms growth creates risks relating to the transition of systems, operating models and processes, and may result in failures to improve commercial performance, leading to financial loss and undermining stakeholder confidence.
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
There can also be no assurance that the Group will be able to identify, retain or add franchisees to the IHG System, to secure management contracts or open hotels in our development pipeline. For example, the availability of suitable sites, market saturation, planning and other local regulations or the availability and affordability of finance may restrict the supply of suitable hotel development opportunities under franchise or management agreements and mean that not every hotel in our development pipeline may develop into a new hotel that enters our system. In connection with entering into franchise or management agreements, the Group may be required to make investments in, or guarantee the obligations of, third parties or guarantee minimum income to third parties. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group, including, for example, the unwillingness of franchisees to support individual or master brand or system improvement initiatives. This could result in franchisees prematurely terminating contracts which could lead to disputes, litigation, damages and other expenses and would adversely impact the overall IHG System size and the Group’s financial performance.

232	IHG | Annual Report and Form 20-F 2021

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
The Group must compete against other companies inside and outside the hospitality industry for suitably qualified or experienced employees, up to and including Executive Directors. Some of the markets in which the Group operates may experience economic growth and/or low levels of unemployment, pay compression, and there may be attractive roles and competitive rewards available elsewhere which limit the ability to attract and retain talent in key roles.
Some emerging markets may not have the required local expertise to operate a hotel, particularly for luxury and lifestyle brands, and may not be able to attract the right talent. Failure to attract and retain employees and increasing labour costs may threaten the ability to operate hotels and our corporate support functions, achieve business growth targets or impact the profitability of our operations. Additionally, unless skills are supported by a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave the Group.
Collective bargaining activity could disrupt operations, increase our labour costs or interfere with the ability of our management to focus on executing our business strategies
Approximately 3,800 colleagues at our managed, owned, leased and managed lease hotels in the US, Canada, Mexico, Grand Cayman and Dutch Antilles are covered by collective bargaining agreements and similar agreements. If relationships with those colleagues or the unions that represent them deteriorate, the properties we own, lease or manage could experience labour disruptions such as strikes, lockouts, boycotts and public demonstrations. Collective bargaining agreements representing half of our organised colleagues in the US expired during 2018. These agreements were successfully renegotiated during 2019. Hotel sector union member participation continues to increase in key markets within the Americas region, which may require IHG to enter into new labour agreements as more employees become unionised in the future. Labour disputes, which are generally more likely when collective bargaining agreements are being renegotiated, could harm our relationship with our colleagues, result in increased regulatory inquiries and enforcement by governmental authorities and deter guests. Further, adverse publicity related to a labour dispute could harm our reputation and reduce customer demand for our services.
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
Cyber breaches increasingly appear to be an unfortunate reality for most firms and we therefore invest in trying to avoid them where reasonable and practical to do so – in recognition of the possible impact of cybersecurity breaches beyond data loss on operational performance and regulatory actions or fines, as well as the potential impact on our reputation. The threats towards the hospitality industry and the Group’s information are dynamic, and include cyber-attacks, fraudulent use, loss or misuse by employees and breaches of our vendors’ security arrangements, amongst others.
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

For information of incidents relating to cybersecurity and data privacy, see pages 201 and 242.

Group information	IHG | Annual Report and Form 20-F 2021	233

Additional Information

Group information
continued
Risk factors
continued

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
The Group is exposed to inherent risks in relation to changing technology and systems
As the use of the internet, artificial intelligence, mobile and data technology grows, and new and disruptive technology solutions are developed, customer needs and expectations evolve at pace. The Group may find that its evolving technology capability is not sufficient and may have to make substantial additional investments in new technologies or systems to remain competitive. Failure to keep pace with developments in technologies or systems, and also with regulatory, risk and ethical considerations of how these developments are used, may put the Group at a competitive disadvantage. In addition, the technologies or systems that the Group chooses to deploy may not be commercially successful or the technology or system strategy may not be sufficiently aligned with the needs of the business. Any such failure could adversely affect guest experiences, and the Group may lose customers, fail to attract new customers, incur substantial costs or face other losses. This could further impact the Group’s reputation in regards to innovation. (See also “4. Cybersecurity and information governance”.)
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
The scope and complexity of our technology infrastructure, including increasing reliance on third-party suppliers to support and protect our systems and information, as well as the rapidly evolving cyber threats, means that we are inherently vulnerable to physical damage, failures, disruptions, denial of service, phishing or other malware attacks, ransomware, cyber terrorism and fraud, as well as human error, negligence and wilful misuse. These risks may be heightened when these capabilities are provided off shore or in cloud-based environments. Our franchisees and suppliers are also inherently vulnerable to the same risks.
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
7. Legal, regulatory and ethical compliance
The Group is exposed to the risk of litigation
Certain companies in the Group are the subject of various claims and proceedings. The ultimate outcome of these matters is subject to many uncertainties, including future events and uncertainties inherent in litigation. In addition, the Group could be at risk of litigation claims made by many parties, including but not limited to: guests, customers, joint venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of the hotels it manages. Claims filed may include requests for punitive damages as well as compensatory damages. Unfavourable outcomes of claims or proceedings could have a material adverse impact on the Group’s results of operations, cash flow and/or financial position. Exposure to significant litigation or fines may also affect the reputation of the Group and its brands. (See also legal proceedings on page 242.)
The Group is required to comply with existing and changing regulations and act in accordance with societal expectations across numerous countries, territories and jurisdictions
Government regulations affect countless aspects of the Group’s business including corporate governance, health and safety, the environment, social responsibility, bribery and corruption, employment law and diversity, franchise laws and regulation, disability access, data privacy and information protection, financial, accounting and tax. Regulatory changes may require significant changes in the way the business operates and may inhibit the Group’s strategy, including the markets the Group operates in, brand protection, and use or transmittal of personal data. If the Group fails to comply with existing or changing regulations, the Group may be subject to fines, prosecution, loss of licence to operate or reputational damage.

234	IHG | Annual Report and Form 20-F 2021

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
The Group is exposed to risks associated with its intellectual property
Given the importance of brand recognition to the Group’s business, the protection of its intellectual property poses a risk due to the variability and changes in controls, laws and effectiveness of enforcement globally, particularly in jurisdictions which may not have developed levels of protection for corporate assets such as intellectual property, trade secret, know-how
and customer information, and records. Any widespread infringement, misappropriation or weakening of the control environment could materially harm the value of the Group’s brands and its ability to develop the business and compete currently or in the future. Third-party claims that we infringe their intellectual property could lead to disputes, litigation, damages and other expenses. (See also “4. Cybersecurity and information governance”.)
8. Financial management and control systems
The Group is exposed to a variety of risks associated with its financial stability and ability to borrow and satisfy debt covenants
While the strategy of the Group is to grow through activities that do not involve significant amounts of its own capital, the Group does require capital to fund some development opportunities, technological innovations and strategic acquisitions; and to maintain and improve owned, leased and managed lease hotels. The Group is reliant upon having financial strength and access to borrowing facilities to meet these expected capital requirements. The majority of the Group’s borrowing facilities are only available if the financial covenants in the facilities are complied with.
Non-compliance
with covenants could result in the Group’s lenders demanding repayment of the funds advanced and any undrawn facilities could be unavailable. If the Group’s financial performance does not meet market expectations, it may not be able to refinance existing facilities on terms considered favourable.
The Group’s operations are dependent on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations
Cash and cash equivalents is held in short-term deposits and money market with short maturities. Most of the Group’s funds are held in the UK or US, although $75 million (2020: $44 million) is held in countries where repatriation is restricted as a result of foreign exchange regulations. Medium and long-term borrowing requirements are met through committed bank facilities and bonds. Short-term borrowing requirements may be met from drawings under uncommitted overdrafts and facilities.
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
Because of the significance of our goodwill and other
non-current
assets, we have incurred and may incur future impairment charges on these assets which could have a material adverse effect on our financial results or result in reversals of impairments not being correctly identified and recorded.
The Group is exposed to fluctuations in exchange rates, currency devaluations or restructurings and to interest rate risk in relation to its borrowings
The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profit, net liabilities and interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s reported debt has an exposure to borrowings held in pounds sterling (including
€
1,000 million euro bonds which have been swapped into sterling using currency swaps). Conducting business in currencies other than US dollars exposes us to fluctuations in exchange rates, currency devaluations, or restructurings. This could potentially lower our reported revenues, increase our costs, reduce our profits or disrupt our operations. Our exposure to these factors is linked to the pace of our growth in territories outside the US and, if the proportion of our revenues grows, this may increase the potential sensitivity to currency movements having an adverse impact on our results.
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
The Group may be impacted by changes affecting the availability of the London Interbank Offered Rate (“LIBOR”)
In line with announcements from the U.K. Financial Conduct Authority, from 1 January 2022 publication ceased of one week and two month USD LIBOR tenors and all tenors for EUR, CHF, JPY and GBP LIBOR. Publication of all other USD LIBOR tenors will cease after 30 June, 2023.
We are party to various agreements where obligations are calculated based on LIBOR, the most relevant and material being our Syndicated and Bilateral Facilities, which were undrawn at 31 December 2021.
The discontinuation of LIBOR is not currently anticipated to have a material impact on the Group, however changes from LIBOR to an alternative benchmark rate could impact the Group’s future cost of capital, receipts or payments under agreements that reference LIBOR, and the future valuation of derivative financial instruments, any of which could impact our reported results and cash flows.

Group information	IHG | Annual Report and Form 20-F 2021	235

Additional Information

Group information
continued
Risk factors
continued

The Group’s financial performance may be affected by changes in tax laws
Many factors will affect the Group’s future tax rate, the key ones being legislative developments, future profitability of underlying subsidiaries and tax uncertainties. Tax liabilities or refunds may also differ from those anticipated, in particular as a result of changes in tax law, changes in the interpretation of tax law, or clarification of uncertainties in the application of tax law. The Group continues to monitor significant tax reform proposals, most notably the OECD’s review into ‘Tax Challenges Arising from Digitalisation’ as well as US tax reform proposals.
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
10. Environmental and social megatrends
The Group is exposed to the risk of events or stakeholder expectations that adversely impact domestic or international travel, including climate change
The room rates and occupancy levels of the Group could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, political or civil unrest, epidemics and pandemics or threats thereof, travel-related accidents or industrial action, natural or man-made
disasters, or other local factors impacting specific countries, cities or individual hotels, as well as increased transportation and fuel costs. Additionally, the Group may be impacted by increasing stakeholder and societal expectations and attitudes in relation to factors contributing to climate change including overtravel and overtourism, and those linked directly to hotels including waste, water, energy, or impact on local communities. A decrease in the demand for business and/or leisure hotel rooms as a result of such events or attitudinal and demand shifts may have an adverse impact on the Group’s operations or growth prospects and financial results. In addition, inadequate planning, preparation, response or recovery in relation to a major incident or crisis may cause loss of life, prevent operational continuity, or result in financial loss, and consequently impact the value of our brands and/or the reputation of the Group.
Domestic and international environmental laws and regulations may cause us to incur substantial costs or subject us to potential liabilities
The Group is exposed to certain compliance costs and potential liabilities under various foreign and US federal, state and local environmental, health and safety laws and regulations. These laws and regulations govern actions and reporting requirements relating to matters including air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. The Group’s failure to comply with such laws, including any required permits or licences, could result in substantial fines or possible revocation of our authority to conduct some of our operations. We could also be liable under such laws for the costs of investigation, removal or remediation of hazardous or toxic substances at our currently or formerly franchised, managed, owned, leased or managed lease hotels or at third-party locations in connection with our waste disposal operations, regardless of whether or not we knew of, or caused, the presence or release of such substances. The Group may also be required to remediate such substances or remove, abate or manage asbestos, mould, radon gas, lead or other hazardous conditions at our properties. The presence or release of such toxic or hazardous substances could result in third-party claims for personal injury, property or natural resource damages, business interruption or other losses. Such claims and the need to investigate, remediate or otherwise address hazardous, toxic or unsafe conditions could adversely affect the Group’s operations, the value of any affected real property, or our ability to sell, lease or assign our rights in any such property, or could otherwise harm our business or reputation. Environmental, health and safety requirements have also become increasingly stringent, and our costs may increase as a result. New or revised laws and regulations or new interpretations of existing laws and regulations, such as those related to climate change, could affect the operation of our properties or result in significant additional expense and restrictions on the Group’s business operations.
The Group is exposed to risks relating to our commitments in relation to Climate Change
In line with our commitment to reduce our energy use and carbon emissions in line with climate science, the Group has implemented a 2030 science-based target to reduce absolute scope 1, 2, and scope 3 greenhouse gas emissions from fuel and energy-related activities and franchises by 46.2% by 2030 from a 2019 base year. This ambition is challenging to implement and will require significant transformation across IHG, hotel owners and supply chain partners, including investment in physical assets and operational procedures. If these changes, many of which are outside of IHG’s control, do not occur, the Group may have difficulty achieving its target.

236	IHG | Annual Report and Form 20-F 2021

Directors’ and Executive Committee members’ shareholdings
As at 21 February 2022: (i) Executive Directors had the number of beneficial interests in shares (including Directors’ share awards under IHG’s share plans) set out in the table on page 119; (ii)
Non-Executive
Directors had the number of beneficial interests in shares set out in the table on page 123; and (iii) Executive Committee members had the number of beneficial interests in shares (including members’ share awards under IHG’s share plans) set out in the table below. These shareholdings indicate all Directors’ or Executive Committee members’ beneficial interests and those held by their spouses and other connected persons. As at 21 February 2022, no Director or Executive Committee member held more than 1.0% of the total issued share capital. None of the Directors have a beneficial interest in the shares of any subsidiary.

Executive Committee member	Number of shares held outright			APP deferred share awards			LTIP share awards (unvested)			Total number of shares held
	21 Feb 2022	31 Dec 2021	31 Dec 2020	21 Feb 2022	31 Dec 2021	31 Dec 2020	21 Feb 2022	31 Dec 2021	31 Dec 2020	21 Feb 2022	31 Dec 2021	31 Dec 2020
Keith Barr	81,830	81,830	70,279	26,696	26,696	37,705	143,231	143,231	119,227	251,757	251,757	227,211
Paul Edgecliffe- Johnson	58,723	58,723	53,376	19,137	19,137	26,751	95,959	95,959	86,479	173,819	173,819	166,606
Elie Maalouf	74,698	74,698	67,428	19,625	19,625	25,417	96,790	96,790	88,691	191,113	191,113	181,536
Claire Bennett	22,045	22,045	16,521	13,144	13,144	14,379	54,499	54,499	55,340	89,688	89,688	86,240
Jolyon Bulley	52,164	52,164	57,939	10,219	10,219	11,787	53,683	53,683	51,624	116,066	116,066	121,350
Yasmin Diamond	2,902	2,902	7,581	8,557	8,557	11,016	37,836	37,836	36,887	49,295	49,295	55,484
Nicolette Henfrey	1,801	1,801	4,528	3,594	3,594	6,621	38,996	38,996	32,939	44,391	44,391	44,088
Wayne Hoare	2,714	2,714	0	1,867	1,867	4,666	38,945	38,945	22,653	43,526	43,526	27,319
Kenneth Macpherson	24,060	24,060	30,160	13,066	13,066	18,557	54,202	54,202	54,789	91,328	91,328	103,506
George Turner	30,100	30,100	27,951	12,920	12,920	18,151	55,070	55,070	55,848	98,090	98,090	101,950
Executive Directors’ benefits upon termination of office
All current Executive Directors have a rolling service contract with a notice period from the Group of 12 months. As an alternative, the Group may, at its discretion, pay in lieu of that notice. Neither notice nor a payment in lieu of notice will be given in the event of gross misconduct.
Payment in lieu of notice could potentially include up to 12 months’ salary and the cash equivalent of 12 months’ pension contributions, and other contractual benefits. Where possible, the Group will seek to ensure that, where a leaver mitigates their losses by, for example, finding new employment, there will be a corresponding reduction in compensation payable for loss of office.

Visit
www.ihgplc.com/investors
under Corporate governance in the Directors’ Remuneration Policy section, for further details about the determination of termination payments in the Directors Remuneration Policy.

Group information	IHG | Annual Report and Form 20-F 2021	237

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

Receiving or	Distribution of stock dividends	$5 for each 100 ADSs (or portion thereof)

distributing dividends	Distribution of cash	$0.05 or less per ADS (or portion thereof)

Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5 for each 100 ADSs (or portion thereof)

Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5 for each 100 ADSs (or portion thereof)

Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS

General depositary services, particularly those charged on an annual basis	Other services performed by the depositary in administering the ADRs
$0.05 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the ADR Depositary by billing ADR holders or by deducting such charge from one or more cash dividends or other cash distributions

Expenses of the depositary
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

•
  Transfer or registration fees in connection with the deposit and withdrawal of deposited securities

•
  Expenses of the ADR Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)

•
  Any other charge payable by the ADR Depositary or its agents
Expenses payable at the sole discretion of the ADR Depositary by billing ADR holders or by deducting charges from one or more cash dividends or other cash distributions are $20 per transaction

Fees and charges payable by a depositary
J.P. Morgan Chase Bank N.A. (the ADR Depositary) is the depositary for IHG’s ADR programme. The ADR Depositary’s principal executive office is at: J.P. Morgan Depositary Receipts, 383 Madison Avenue, Floor 11, New York, NY 10179. The ADR Depositary has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR programme and incurred by the Company in connection with the ADR programme. The Company did not receive any payments from the ADR Depositary during the year ended 31 December 2021 in respect of legal, accounting and other fees incurred in connection with the preparation of the Annual Report and Form
20-F,
ongoing SEC compliance and listing requirements, investor relations programmes, and advertising and public relations expenditure.
Change in certifying accountant
Following the audit tender process completed by the Company in 2019 and described in its 2019 Annual Report and Form
20-F,
on 7 May 2021 the Company’s shareholders approved the appointment of PwC as the Company’s statutory auditor for the financial year ended 31 December 2021.
As confirmed in the Company’s 2020 Annual Report and Form
20-F,
in connection with the audits of IHG’s financial statements for each of the two fiscal years ended 31 December 2020 (i) there were no disagreements with the Company’s previous statutory auditor, EY, as that term is used in Item 16F(a)(1)(iv) of Form
20-F,
over any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which if not resolved to EY’s satisfaction would have caused EY to make reference to the matter in their report and (ii) there were no ‘reportable events’ as that term is described in Item 16F(a)(1)(v) of Form
20-F.
Further, in the two fiscal years prior to 31 December 2020, and in the subsequent interim period to 7 May 2021, the Company did not consult with PwC regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered in respect of the Company’s consolidated financial statements or the effectiveness of internal control over financial reporting. Further, PwC did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting matter or any matter being the subject of disagreement or defined as a reportable event or any other matter as defined in Item 16F(a)(1)(v) of Form
20-F.

238	IHG | Annual Report and Form 20-F 2021

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
Directors
Under the Articles, a Director may have an interest in certain matters (‘Permitted Interest’) without the prior approval of the Board, provided they have declared the nature and extent of such Permitted Interest at a meeting of the Directors or in the manner set out in Section 184 or Section 185 of the Companies Act.
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
The Directors are empowered to exercise all the powers of the Company to borrow money, subject to any limitation in the Articles, unless sanctioned by an ordinary resolution of the Company. At the Company’s AGM on 7 May 2021, shareholders approved the amendment of the borrowing limit in the Articles from an amount equal to three times the share capital and consolidated reserves, to $5 billion.
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
On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. A poll may be demanded by any of the following:

•	the Chair of the meeting;

•	at least five shareholders present in person or by proxy and entitled to vote at the meeting;

Group information	IHG | Annual Report and Form 20-F 2021	239

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
Working Time Regulations 1998

In the UK, many employees of Group companies are covered by the Working Time Regulations which came into force on 1 October 1998. These regulations implemented the EU Working Time Directive and parts of the Young Workers Directive, and lay down rights and protections for employees in areas such as maximum working hours, minimum rest time, minimum days off and paid leave. The Working Time Regulations continue to apply in the UK following the UK’s exit from the EU as retained EU law under the European Union (Withdrawal) Act 2018, as amended.
In the UK, there is in place a national minimum wage under the National Minimum Wage Act 1998, as amended. At 31 December 2021, the minimum wage for individuals aged 18 to 20 was £6.56 per hour, aged 21 to 22 was £8.36 per hour and for those aged 23 or over was £8.91 per hour in each case, excluding apprentices aged under 19 years or, otherwise, in the first year of their apprenticeships.
The Board of Directors may, if they choose, make arrangements for shareholders, who are unable to attend the place of the meeting, to participate at other places or to allow for shareholders to attend and participate in shareholder meetings by electronic means.
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

240	IHG | Annual Report and Form 20-F 2021

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
Syndicated Facility
On 30 March 2015, the Company signed a five-year $1.275 billion bank facility agreement (Syndicated Facility) with Bank of America Merrill Lynch International Limited, Barclays Bank plc, HSBC Bank PLC, SunTrust Robinson Humphrey, The Bank of Tokyo-Mitsubishi UFJ, Ltd and The Royal Bank of Scotland plc, all acting as joint bookrunners and The Bank of Tokyo-Mitsubishi UFJ, Ltd as facility agent. The Company has exercised its ability to extend the term of the Syndicated Facility by two additional periods of 12 months, and, in April 2020, agreed a further extension of the Syndicated Facility taking its term to September 2023. The interest margin payable on borrowings under the Syndicated Facility is linked to IHG’s consolidated leverage ratio. The margin can vary between LIBOR + 0.90% and LIBOR + 2.75% depending on the level of the ratio. The Syndicated Facility was undrawn as at 31 December 2021.
£3 billion Euro Medium Term Note programme
In 2020, the Group updated its Euro Medium Term Note programme (Programme) and issued a tranche of
€
500 million 1.625% notes due
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
£1 billion Euro Commercial Paper Programme
In 2020, the Group established a £1 billion Euro Commercial Paper Programme (ECP) and issued £600m of commercial paper under the Joint HM Treasury and Bank of England Covid Corporate Financing Facility. The issuance was repaid on maturity in March 2021.

Group information	IHG | Annual Report and Form 20-F 2021	241

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
Notwithstanding the above, the Company notes the matters set out below. Litigation is inherently unpredictable and, as of 21 February 2022, unless stated otherwise, the outcome of these matters cannot be reasonably determined.
A claim was filed on 5 July 2016 by CPTS Hotel Lessee, LLC (CPTS) against Holiday Hospitality Franchising, LLC (HHF). The claimant alleges breach of the licence agreement and seeks a declaratory judgement from the court that it has the right to terminate its licence with HHF. HHF and InterContinental Hotels Group Resources, Inc. filed a claim against CPTS Hotel Lessee, LLC also seeking a declaratory judgement and alleging breach of contract and fraud. On 1 May 2018, the court granted IHG’s motion for preliminary injunction and ruled that the license agreement at issue is not terminable at will by CPTS. As of 21 February 2022, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.
A claim was filed on 26 June 2017 against InterContinental Hotels Corporation, InterContinental Hotels Group Resources, Inc., and InterContinental Hotels Group (Canada), Inc. seeking class action status and alleging breach of fiduciary duty, negligence, breach of confidence, intrusion upon seclusion, breach of contract, breach of privacy legislation, and unjust enrichment regarding an alleged data breach. The claim was amended in March 2018 to name Six Continents Hotels, Inc. as the sole defendant. The claimant alleges that security failures allowed customers’ financial information to be compromised. As of 21 February 2022, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.
Two claims were filed on 19 March 2018 and 6 December 2018 against Six Continents Hotels, Inc. and other hotel companies, alleging violations of anti-trust regulations. One of the matters is a class action, and both suits allege that the defendant hotel companies conspired to eliminate competitive branded keyword search advertising in the hotel industry, which raised prices for hotel rooms in violation of applicable law. These matters have now been resolved and the claims have been dismissed with prejudice.
A claim was filed on 5 April 2019 and amended on 16 December 2019 against Kimpton seeking class action status and alleging harm related to the compromise of personal information due to a data security breach. The allegations relate to a breach of the reservation system previously used by Kimpton. As of 21 February 2022, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.
An arbitration was filed on 21 December 2018 alleging that IHG Hotels Limited and InterContinental Hotels Group PLC misrepresented the right of a third party to license the Crowne Plaza brand. The claimant seeks monetary damages for various alleged losses. As of 21 February 2022, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

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
Other than economic sanctions which may be in force in the UK from time to time, there are no restrictions under the Articles of Association or under English law that limit the right of non-resident
or foreign owners to hold or vote the ordinary shares or the ADSs. In addition, the Articles contain certain limitations on the voting and other rights of any holder of ordinary shares whose holding may, in the opinion of the Directors, result in the loss or failure to secure the reinstatement of any licence or franchise from any US governmental agency held by Six Continents Hotels, Inc. or any subsidiary thereof.

242	IHG | Annual Report and Form 20-F 2021

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

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organisations;

•	persons who acquired the Company’s ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise in connection with employment; and

•	persons who, directly or indirectly, own ordinary shares or ADSs representing 10% or more of the Company’s voting power or value.
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
The following disclosures assume that the Company is not, and will not become, a passive foreign investment company (PFIC), except as described below.
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
Non-corporate
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

Shareholder information	IHG | Annual Report and Form 20-F 2021	243

Additional Information

Shareholder information
continued
Taxation
continued

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
PFIC rules
Based on the manner in which the Group operates its business and estimates of the value of its assets (which estimates are based, in part, on the market value of the Company’s ADSs) the Company believes that it was not a PFIC for US federal income tax purposes for its 2021 taxable year. However, the Company’s PFIC status is an annual factual determination and thus may be subject to change. If the Company were a PFIC for any taxable year during which a US holder owned ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would, in general, not be treated as capital gain. Instead, gain would be treated as if the US holder had realised such gain rateably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect (for individuals or corporations, as applicable) for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any ‘excess distribution’ received on the ordinary shares or ADSs (generally, the excess of distributions received on the ordinary shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period). The preferential rates for qualified dividend income described above would not apply if the Company were a PFIC for the taxable year of the distribution or the preceding taxable year.
1
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

1	Subject to PFIC analysis upon receipt of financial statements.
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
UK stamp duty and SDRT
Neither stamp duty nor Stamp Duty Reserve Tax (SDRT) will generally be payable in the UK on the purchase or transfer of an ADS, provided that the ADS and any separate instrument or written agreement of transfer are executed and remain at all times outside the UK. UK legislation does however provide for stamp duty (in the case of transfers) or SDRT to be payable at the rate of 1.5% on the amount or value of the consideration (or, in some cases, the value of the ordinary shares) where ordinary shares are issued or transferred to a person (or a nominee or agent of a person) whose business is or includes issuing depositary receipts or the provision of clearance services. In accordance with the terms of the deposit agreement, any tax or duty payable on deposits of ordinary shares by the depositary or by the custodian of the depositary will typically be charged to the party to whom ADSs are delivered against such deposits.
Following litigation on the subject, HMRC has accepted that it will no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. HMRC’s published practice states that the disapplication of the 1.5% charge on the issue of shares (and transfers integral to the raising of capital) into clearance services or depositary receipt systems in accordance with the relevant principles of EU law will remain the position following the UK’s exit from the EU unless the relevant UK statutory provisions are amended. In HMRC’s view, the 1.5% SDRT or stamp duty charge will continue to apply to transfers of shares into a clearance service or depositary receipt system unless they are an integral part of an issue of share capital. Specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

244	IHG | Annual Report and Form 20-F 2021

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

Shareholder information	IHG | Annual Report and Form 20-F 2021	245

Additional Information

Shareholder information
continued
Summary of significant corporate governance
differences from NYSE listing standards

The Group’s statement of compliance with the principles and provisions specified in the UK Corporate Governance Code issued in July 2018 by the Financial Reporting Council (the Code) is set out on pages 126 and 127.
IHG has also adopted the corporate governance requirements of the US Sarbanes-Oxley Act and related rules and of the NYSE, to the extent that they are applicable to it as a foreign private issuer. As a foreign private issuer, IHG is required to disclose any significant ways in which its corporate governance practices differ from those followed by US companies. These are as follows:
Basis of regulation
The Code contains a series of principles and provisions. Listed companies are required to state how they have applied the Code’s principles and the provisions operate on a ‘comply or explain’ basis, where any areas of non-compliance
should be disclosed with an explanation for the
non-compliance.
In contrast, US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines adopted by the NYSE.
Independent Directors
The Code’s principles recommend that at least half the Board, excluding the Chair, should consist of independent non-executive
directors. As at 21 February 2022, the Board consisted of the Chair, independent at the time of his appointment, three Executive Directors and eight independent
Non-Executive
Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE has set out six bright line tests for director independence. The Board’s judgement is that all of its
Non-Executive
Directors are independent. However, it did not explicitly take into consideration the NYSE’s tests in reaching this determination.
Chair and Chief Executive Officer
The Code recommends that the Chair and Chief Executive Officer should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chair and Chief Executive Officer were, as at 21 February 2022 and throughout 2021, fulfilled by separate individuals.
Committees
The Company has a number of Board Committees which are similar in purpose and constitution to those required for domestic companies under NYSE rules. The NYSE requires US companies to have audit, remuneration and nominating/corporate governance committees composed entirely of independent directors, as defined under the NYSE rules. The Company’s Nomination, Audit and Remuneration Committees consist entirely of
Non-Executive
Directors who are independent under the standards of the Code, which may not necessarily be the same as the NYSE independence standards. The nominating/governance committee is responsible for identifying individuals qualified to become Board members and to recommend to the Board a set of corporate governance principles. As the Company is subject to the Code, the Company’s Nomination Committee is responsible for nominating, for approval by the Board, candidates for appointment to the Board, including recommending suitable candidates for the role of Senior Independent
Non-Executive
Director. The Company’s Nomination Committee consists of the Chair and independent
Non-Executive
Directors.
The Chair of the Company is not a member of either the Remuneration or Audit Committees. As set out on page 95, the Audit Committee is chaired by an independent
Non-Executive
Director who, in the Board’s view, has the experience and qualifications to satisfy the criterion under US rules for an ‘audit committee financial expert’.
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
Code of Conduct
The NYSE requires companies to adopt a code of business conduct and ethics, applicable to Directors, officers and employees. Any waivers granted to Directors or officers under such a code must be promptly disclosed. As set out on pages 37 and 38, IHG’s Code of Conduct is applicable to all Directors, officers and employees, and is available on the Company’s website at
www.ihgplc.com/responsible-business
. No waivers have been granted under the Code of Conduct.
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

246	IHG | Annual Report and Form 20-F 2021

Return of funds
Since March 2003, the Group has returned over £6.6 billion of funds to shareholders by way of special dividends, capital returns and share repurchase programmes.

Return of funds programme	Timing		Total return		Returned to date
£501m special dividend a	Paid in December 2004		£501m		£501m
£250m share buyback	Completed in 2004		£250m		£250m
£996m capital return a	Paid in July 2005		£996m		£996m
£250m share buyback	Completed in 2006		£250m		£250m
£497m special dividend a	Paid in June 2006		£497m		£497m
£250m share buyback	Completed in 2007		£250m		£250m
£709m special dividend a	Paid in June 2007		£709m		£709m
£150m share buyback	N/A	b	£150m		£120m
$500m special dividend ac	Paid in October 2012		£315m	d	£315m e
			($500m	)	($505m	)
$500m share buyback	Completed in 2014		£315m	d	£315m
			($500m	)	($500m	) f
$350m special dividend	Paid in October 2013		£229m g		£228m
			($350m	)	($355m	) h
$750m special dividend a	Paid in July 2014		£447m	i	£446m
			($750m	)	($763m	) j
$1,500m special dividend a	Paid in May 2016		£1,038m k		£1,038m
			($1,500m	)	($1,500m	)
$400m special dividend a	Paid in May 2017		£309m l		£310m
			($400m	)	($404m	)
$500m special dividend a	Paid in January 2019		£389m	m	£388m
			($500m	)	($510m	)
Total			£6,645m		£6,613m

a	Accompanied by a share consolidation.

b	This programme was superseded by the share buyback programme announced on 7 August 2012.

c	IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008.

d
The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.63, as set out in the circular detailing the special dividend and share buyback programme published on 14 September 2012.

e	Sterling dividend translated at $1=£0.624.

f	Translated into US dollars at the average rates of exchange for the relevant years (2014 $1=£0.61; 2013 $1=£0.64; 2012 $1 = £0.63).

g	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.65, as announced in the Half-Year Results to 30 June 2013.

h	Sterling dividend translated at $1=£0.644.

i	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate translated at $1=£0.597.

j	Sterling dividend translated at $1=£0.5845.

k	The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.6923, as announced on 12 May 2016.

l	The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.7724, as announced on 11 May 2017.

m	The dividend was first determined in US dollars and converted to sterling at the rate of £1 = $1.2860, as announced on 17 January 2019.

Shareholder information	IHG | Annual Report and Form 20-F 2021	247

Additional Information

Shareholder information
continued
Purchases of equity securities by the
Company and affiliated purchaser

During the financial year ended 31 December 2021, no ordinary shares were purchased by the Company or the Company’s employee share ownership trust.

	Total number of shares (or units) purchased	Average price paid per share (or unit) (£)	Total number of shares (or units) purchased as part of publicly announced plans or programmes	Maximum number of shares (or units) that may be purchased under the plans or programmes
Month 1 (no purchases this month)	nil	nil	nil	18,265,631	a
Month 2 (no purchases this month)	nil	nil	nil	18,265,631	a
Month 3 (no purchases this month)	nil	nil	nil	18,265,631	a
Month 4 (no purchases this month)	nil	nil	nil	18,265,631	a
Month 5 (no purchases this month)	nil	nil	nil	18,321,631	b
Month 6 (no purchases this month)	nil	nil	nil	18,321,631	b
Month 7 (no purchases this month)	nil	nil	nil	18,321,631	b
Month 8 (no purchases this month)	nil	nil	nil	18,321,631	b
Month 9 (no purchases this month)	nil	nil	nil	18,321,631	b
Month 10 (no purchases this month)	nil	nil	nil	18,321,631	b
Month 11 (no purchases this month)	nil	nil	nil	18,321,631	b
Month 12 (no purchases this month)	nil	nil	nil	18,321,631	b

a	Reflects the resolution passed at the Company’s AGM held on 7 May 2020.

b	Reflects the resolution passed at the Company’s AGM held on 7 May 2021.
Dividend history
The table below sets forth the amounts of ordinary dividends on each ordinary share and special dividends, in respect of each financial year indicated.

	Interim dividend		Final dividend				Total dividend			Special dividend
	pence	cents	pence		cents		pence		cents	pence		cents
2021	–	–	N/A	a	85.9		N/A	a	85.9	–		–
2020	–	–	–		–		–		–	–		–
2019	32.0	39.9	–	b	–	b	32.0		39.9	–		–
2018	27.7	36.3	60.4		78.1		88.1		114.4	203.8	ce	262.1	ce
2017	24.4	33.0	50.2		71.0		74.6		104.0	156.4	c	202.5	c
2016	22.6	30.0	49.4		64.0		72.0		94.0	438.2	c	632.9	c
2015	17.7	27.5	40.3		57.5		58.0		85.0	–		–
2014	14.8	25.0	33.8		52.0		48.6		77.0	174.9	c	293.0	c
2013	15.1	23.0	28.1		47.0		43.2		70.0	87.1		133.0
2012	13.5	21.0	27.7		43.0		41.2		64.0	108.4	c	172.0	c
2011	9.8	16.0	24.7		39.0		34.5		55.0	–		–
2010	8.0	12.8	22.0		35.2		30.0		48.0	–		–
2009	7.3	12.2	18.7		29.2		26.0		41.4	–		–
2008 c	6.4	12.2	20.2		29.2		26.6		41.4	–		–
2007	5.7	11.5	14.9		29.2		20.6		40.7	200	c	–
2006	5.1	9.6	13.3		25.9		18.4		35.5	118	c	–

a	The sterling amount of the final dividend will be announced on 27 April 2022 using the average of the daily exchange rates from 22 April 2022 to 26 April 2022 inclusive.

b	The Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢ per share.

c	Accompanied by a share consolidation.

d
IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008. Starting with the interim dividend for 2008, all dividends have first been determined in US dollars and converted into sterling prior to payment.

e	This special dividend was announced on 19 October 2018 and paid on 29 January 2019.

248	IHG | Annual Report and Form 20-F 2021

Shareholder profiles
Shareholder profile by type as at 31 December 2021

Category of shareholder	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
Private individuals	30,231	94.25%	7,613,718	4.06%
Nominee companies	1,123	3.50%	149,895,212	79.85%
Limited and public limited companies	593	1.85%	17,717,265	9.44%
Other corporate bodies	116	0.36%	10,538,835	5.61%
Pension funds, insurance companies and banks	11	0.03%	1,952,690	1.04%
Total	32,074	100%	187,717,720	100%
Shareholder profile by size as at 31 December 2021

Range of shareholdings	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
1–199	22,086	68.86%	1,313,645	0.70%
200–499	5,510	17.18%	1,724,841	0.92%
500–999	2,188	6.82%	1,517,793	0.81%
1,000–4,999	1,526	4.76%	3,003,049	1.60%
5,000–9,999	190	0.59%	1,322,761	0.70%
10,000–49,999	278	0.87%	6,277,244	3.34%
50,000–99,999	98	0.31%	7,235,758	3.85%
100,000–499,999	128	0.40%	30,828,476	16.42%
500,000–999,999	37	0.12%	25,542,168	13.61%
1,000,000 and above	33	0.10%	108,951,985	58.04%
Total	32,074	100%	187,717,720	100%
Shareholder profile by geographical location as at 31 December 2021

Country/Jurisdiction	Percentage of issued share capital
UK	48.9%
Rest of Europe	20.2%
US (including ADRs)	27.7%
Rest of world	3.2%
Total	100%
The geographical profile presented is based on an analysis of shareholders (by manager) of 38,000 shares or above where geographical ownership is known. This analysis only captures 90% of total issued share capital. Therefore, the known percentage distributions have been multiplied by 100/90.1 (1.110) to achieve the figures shown in the table above.
As of 21 February 2022, 8,054,722 ADRs equivalent to 8,054,722 ordinary shares, or approximately 4.4% of the total issued share capital, were outstanding and were held by 418 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders on record may not be representative of the number of beneficial owners.
As of 21 February 2022, there were a total of 31,976 recorded holders of ordinary shares, of whom 243 had registered addresses in the US and held a total of 306,151 ordinary shares (0.16% of the total issued share capital).

Shareholder information	IHG | Annual Report and Form 20-F 2021	249

Additional Information

Exhibits
The following exhibits are filed as part of this Annual Report on Form
20-F
with the SEC, and are publicly available through the SEC’s website.
Visit
www.sec.gov
and search InterContinental Hotels Group PLC under Company Filings.

Exhibit 1 a
Articles of Association of the Company dated 7 May 2020 (incorporated by reference to Exhibit 1 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)

Exhibit 2(d)	Description of Securities Registered Under Section 12 of the Exchange Act

Exhibit 4(a)(i)(a) a
Amended and restated trust deed dated 14 September 2020 relating to a £3 billion Euro Medium Term Note Programme, among InterContinental Hotels Group PLC, Six Continents Limited, InterContinental Hotels Limited and HSBC Corporate Trustee Company (UK) Limited (incorporated by reference to Exhibit 4(a)(i)(a) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)

Exhibit 4(a)(ii) a
$1.275 billion bank facility agreement dated 30 March 2015, among InterContinental Hotels Group PLC and certain of its subsidiaries, and Bank of America Merrill Lynch International Limited, Barclays Bank PLC, Citibank, N.A. London Branch, Commerzbank Aktiengesellschaft, London Branch, DBS Bank Ltd., London Branch, HSBC Bank plc, SunTrust Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Royal Bank Of Scotland plc, U.S. Bank National Association and Wells Fargo Bank N.A., London Branch (incorporated by reference to Exhibit 4(a)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1 – 10409) dated 3 March 2016)

Exhibit 4(a)(iii) a
Waiver and amendment letter dated 20 April 2020 relating to the $1.275 billion bank facility agreement dated 30 March 2015 (incorporated by reference to Exhibit 4(a)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)

Exhibit 4(a)(iv) a
Extension letter dated 27 April 2020 relating to the $1.275 billion bank facility agreement dated 30 March 2015 (incorporated by reference to Exhibit 4(a)(iv) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)

Exhibit 4(a)(v) a
Waiver and amendment letter dated 4 December 2020 relating to the $1.275 billion bank facility agreement dated 30 March 2015 (incorporated by reference to Exhibit 4(a)(v) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)

Exhibit 4(a)(vi)	Amendment letter dated 16 July 2021 relating to the $1.275 billion bank facility agreement dated 30 March 2015

Exhibit 4(c)(i) a
Paul Edgecliffe-Johnson’s service contract dated 6 December 2013, commencing on 1 January 2014 (incorporated by reference to Exhibit 4(c)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 26 February 2014)

Exhibit 4(c)(ii) a
Rules of the InterContinental Hotels Group Long Term Incentive Plan as approved by shareholders on 2 May 2014 and as amended on 14 February 2019, 4 December 2019 and 7 May 2020 (incorporated by reference to Exhibit 4(c)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)

Exhibit 4(c)(iii) a
Rules of the InterContinental Hotels Group Annual Performance Plan as amended (incorporated by reference to Exhibit 4(c)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)

Exhibit 4(c)(iv) a
Keith Barr’s service contract dated 5 May 2017, commencing on 1 July 2017 (incorporated by reference to Exhibit 4(c)(v) of the InterContinental Hotels Group Annual Report on Form 20-F (File No.1-10409) dated 1 March 2018)

Exhibit 4(c)(v) a
Elie Maalouf’s service contract dated 19 October 2017, commencing on 1 January 2018 (incorporated by reference to Exhibit 4(c)(vi) of the InterContinental Hotels Group Annual Report on Form 20-F (File No.1-10409) dated 1 March 2018)

Exhibit 8	List of subsidiaries as at 31 December 2021 (can be found on pages 203 to 205)

Exhibit 12(a)	Certification of Keith Barr filed pursuant to 17 CFR 240.13a–14(a)

Exhibit 12(b)	Certification of Paul Edgecliffe-Johnson filed pursuant to 17 CFR 240.13a–14(a)

Exhibit 13(a)	Certification of Keith Barr and Paul Edgecliffe-Johnson furnished pursuant to 17 CFR 240.13a–14(b) and 18 U.S.C.1350

Exhibit 15(a)(i)	Consent of independent registered public accounting firm, PricewaterhouseCoopers LLP

Exhibit 15(a)(ii)	Consent of independent registered public accounting firm, Ernst & Young LLP

Exhibit 101.INS	Inline XBRL Instance Document

Exhibit 101.SCH	Inline XBRL Taxonomy Extension Schema Document

Exhibit 101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit 101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit 101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit 101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

a	Incorporated by reference.

250	IHG | Annual Report and Form 20-F 2021

Forward-looking statements

The Annual Report and Form
20-F
2021 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of the Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group PLC with respect thereto. Such statements include, but are not limited to, statements made in the Chair’s statement and in the Chief Executive Officer’s review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by the Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.
By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the risks of political and economic developments; the risks of overcapacity in the hotel industry; the Group being subject to a competitive and changing industry; the Group’s reliance on the reputation of its existing brands and exposure to inherent reputation risks; the Group’s exposure to inherent uncertainties associated with brand development and expansion; the Group’s exposure to a variety of risks related to identifying, securing and retaining franchise and management agreements; the Group’s requirement for the right people, skills and capability to manage growth and change; the risks associated with collective bargaining activity which could disrupt operations, increase labour costs or interfere with the ability of management to focus on executing business strategies; the Group’s exposure to the risks related to cybersecurity and data privacy; the Group’s exposure to increasing competition from online travel agents and intermediaries; the Group’s exposure to inherent risks in relation to changing technology and systems; the Group’s reliance upon the resilience of its reservation system and other key technology platforms, and the risks that could disrupt their operation and/or integrity; the Group’s exposure to risks related to executing and realising benefits from strategic transactions, including acquisitions and restructuring; the Group’s dependence upon a wide range of external stakeholders and business partners; the Group’s exposure to the risk of litigation; the Group’s requirement to comply with existing and changing regulations and act in accordance with societal expectations across numerous countries, territories and jurisdictions; the Group’s exposure to risks associated with its intellectual property; the Group’s exposure to a variety of risks associated with its financial stability and ability to borrow and satisfy debt covenants; the Group’s operations being dependent on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations; the Group’s exposure to an impairment of the carrying value of its brands, goodwill or other tangible and intangible assets negatively affecting its consolidated operating results; the Group’s exposure to fluctuations in exchange rates, currency devaluations or restructurings and to interest rate risk in relation to its borrowings; the risk that the Group may be affected by credit risk on treasury transactions; the risk that the Group might be impacted by changes affecting the availability of the London Interbank Offered Rate (“LIBOR”); the risk that the Group’s financial performance may be affected by changes in tax laws; the risks associated with insuring the Group’s business; the Group’s exposure to a variety of risks associated with safety, security and crisis management; the Group’s exposure to the risk of events or stakeholder expectations that adversely impact domestic or international travel, including climate change; the risks associated with domestic and international environmental laws and regulations that may cause us to incur substantial costs or subject us to potential liabilities; and the Group’s exposure to risks relating to our commitments in relation to climate change.
The main factors that could affect the business and financial results are described in the Strategic Report of the Annual Report and Form
20-F
2021.

Forward-looking statements	IHG | Annual Report and Form 20-F 2021	251

Additional Information

Form
20-F
cross-reference guide

The table below references information in this document that will be included in the Company’s Annual Report on Form
20-F
for 2021 filed with the SEC.

Item	Form 20-F caption	Location in this document	Page

1	Identity of Directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information

	3A – Selected financial data	Shareholder information: Dividend history	248

	3B – Capitalisation and indebtedness	Not applicable	–

	3C – Reason for the offer and use of proceeds	Not applicable	–

	3D – Risk factors	Group information: Risk factors	231-236

4	Information on the Company

	4A – History and development of the Company	Group information: History and developments	231

		Shareholder information: Return of funds	247

		Useful information: Contacts	259

	4B – Business overview	Strategic Report	2-77

		Group information: Working Time Regulations 1998	240

		Group Information: Risk factors	231-236

	4C – Organisational structure	Group Financial Statements: Note 34 – Group companies	203-205

		Group Information: History and developments	231

	4D – Property, plant and equipment	Strategic Report: Key performance indicators	50-53

		Directors’ Report: Greenhouse gas (GHG) emissions	229-230

		Group Financial Statements: Note 14 – Property, plant and equipment	177-178

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects

	5A – Operating results	Strategic Report: Key performance indicators	50-53

		Strategic Report: Performance	55-77

		Group Financial Statements: Accounting policies	149-157

		Group Financial Statements: New accounting standards	157

		Viability statement	48-49

	5B – Liquidity and capital resources	Strategic Report: Our Business Model – Disciplined approach to	12
capital allocation and managing liquidity

		Viability statement	48-49

		Strategic Report: Performance – Sources of liquidity	59

		Group Financial Statements: Note 19 – Cash and cash equivalents	185

		Group Financial Statements: Note 22 – Loans and other borrowings	186-187

		Group Financial Statements: Note 24 – Financial risk management and derivative financial instruments	188-192

		Group Financial Statements: Note 25 – Classification and measurement of financial instruments	192-194

		Group Financial Statements: Note 26 – Reconciliation of (loss)/profit for the year to cash flow from operations before contract acquisition costs	195

	5C – Research and development; intellectual property	Not applicable	–

	5D – Trend information	Strategic Report: Performance	55-77

	5E – Off-balance sheet arrangements	Strategic Report: Performance – Off-balance sheet arrangements	60

	5G – Safe harbour	Additional Information: Forward-looking statements	251

	Non-GAAP financial measures	Strategic Report: Performance	55-77

		Other financial information	218-225

		Group Financial Statements: Note 6 – Exceptional items	165-167

		Group Financial Statements: Note 10 – (Loss)/earnings per ordinary share	174

		Group Financial Statements: Note 23 – Net debt	187-188

252	IHG | Annual Report and Form 20-F 2021

Item	Form 20-F caption	Location in this document	Page

6	Directors, senior management and employees

	6A – Directors and senior management	Governance: Our Board of Directors and Our Executive Committee	82-87

	6B – Compensation	Directors’ Remuneration Report	104-125

		Group Financial Statements: Note 27 – Retirement benefits	195-197

		Group Financial Statements: Note 32 – Related party disclosures	202

		Group Financial Statements: Note 28 – Share-based payments	198-199

	6C – Board practices	Governance structure and Board activities	88-92

		Executive Directors’ benefits upon termination of office	237

	6D – Employees	Group Financial Statements: Note 4 – Staff costs and Directors’ remuneration	163-164

		Group information: Working Time Regulations 1998	240

		Directors’ Report: Employees and Code of Conduct	228

	6E – Share ownership	Directors’ Remuneration Report: Annual Report on Directors’ remuneration – Scheme interests awarded during 2020 and 2021	118

		Directors’ Remuneration Report: Annual Report on Directors’ remuneration – Statement of Executive Directors’ shareholdings and share interests	119

		Group Financial Statements: Note 28 – Share-based payments	198-199

		Group information: Directors’ and Executive Committee	237
		members’ shareholdings

7	Major shareholders and related
	party transactions

	7A – Major shareholders	Directors’ Report: Major institutional shareholders	226

		Shareholder information: Shareholder profiles	249

	7B – Related party transactions	Group Financial Statements: Note 16 – Investment in associates and joint ventures	181-182

		Group Financial Statements: Note 32 – Related party disclosures	202

	7C – Interests of experts and counsel	Not applicable	–

8	Financial Information

	8A – Consolidated statements and other financial information	Directors’ Report: Dividends	226

		Group Financial Statements	128-205

		Group information: Legal proceedings	242

		Other financial information	218-225

	8B – Significant changes	None	–

9	The offer and listing

	9A – Offer and listing details	Useful information: Trading markets	258

	9B – Plan of distribution	Not applicable	–

	9C – Markets	Useful information: Trading markets	258

	9D – Selling shareholders	Not applicable	–

	9E – Dilution	Not applicable	–

	9F – Expenses of the issue	Not applicable	–

10	Additional information

	10A – Share capital	Not applicable	–

	10B – Memorandum and articles of association	Group information: Articles of Association	239-240

		Group information: Rights attaching to shares	239-240

	10C – Material contracts	Group information: Material contracts	241

	10D – Exchange controls	Group information: Exchange controls and restrictions on payment of dividends	242

	10E – Taxation	Shareholder information: Taxation	243-245

	10F – Dividends and paying agents	Not applicable	–

	10G – Statement by experts	Not applicable	–

	10H – Documents on display	Useful information: Investor information – Documents on display	258

	10I – Subsidiary information	Not applicable	–

Form 20-F cross-reference guide	IHG | Annual Report and Form 20-F 2021	253

Additional Information

Form
20-F
cross-reference guide
continued

Item	Form 20-F caption	Location in this document	Page

11	Quantitative and qualitative disclosures about market risk	Group Financial Statements: Note 24 – Financial risk management and derivative financial instruments	188-192

12	Description of securities other than equity securities

	12A – Debt securities	Not applicable	–

	12B – Warrants and rights	Not applicable	–

	12C – Other securities	Not applicable	–

	12D – American depositary shares	Group information: Description of securities other than equity securities	238

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–

15	Controls and Procedures

		Shareholder information: Disclosure controls and procedures	245

		Statement of Directors’ Responsibilities: Management’s report on internal control over financial reporting	130

		Independent Auditor’s US Report	138-141

16	16A – Audit committee financial expert	Governance: Audit Committee Report	95-99

		Shareholder information: Summary of significant corporate governance differences from NYSE listing standards – Committees	246

	16B – Code of ethics	Directors’ Report: Employees and Code of Conduct	228

		Strategic Report: How IHG does business	36-39

		Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	246

	16C – Principal accountant fees and services	Governance: Audit Committee Report – External auditor	98

		Governance: Audit Committee Report – Non-audit services	97

		Group Financial Statements: Note 5 – Auditor’s remuneration	164

	16D – Exemptions from the listing standards for audit committees	Not applicable	–

	16E – Purchase of equity securities by the issuer and affiliated purchasers	Shareholder information: Purchases of equity securities by the Company and affiliated purchasers	248

	16F – Change in registrant’s certifying accountant	Governance: Audit Committee Report – External Auditor	98
		Group information: Change in certifying accountant	238

	16G – Corporate Governance	Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	246

	16H – Mine safety disclosure	Not applicable	–

	16I – Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable	–

17	Financial statements	Not applicable	–

18	Financial statements	Group Financial Statements	128-205

19	Exhibits	Additional Information: Exhibits	250

254	IHG | Annual Report and Form 20-F 2021

Glossary

ADR
an American Depositary Receipt, being a receipt evidencing title to an ADS.
ADR Depositary
J.P. Morgan Chase Bank N.A.
ADS
an American Depositary Share as evidenced by an ADR, being a registered negotiable security, listed on the New York Stock Exchange, representing one ordinary share of 20
340
/
399
pence each of the Company.
Annual Report
the Annual Report and Form
20-F
in relation to the years ending 31 December 2020 or 2021 as relevant.
APP
Annual Performance Plan.
average daily rate
rooms revenue divided by the number of room nights sold.
capital expenditure
purchases of property, plant and equipment, intangible assets, associate and joint venture investments, and other financial assets, plus contract acquisition costs (key money).
Captive
the Group’s captive insurance company, SCH Insurance Company.
Code
IHG’s Code of Conduct, or the UK Corporate Governance Code issued in 2018 by the Financial Reporting Council in the UK.
Colleague
individuals who work at IHG corporate offices, reservation centres, managed, owned, leased, managed lease and franchised hotels collectively.
Companies Act
the UK Companies Act 2006, as amended from time to time.
Company or Parent Company
InterContinental Hotels Group PLC.
comparable RevPAR
a comparison for a grouping of hotels that have traded in all months in financial years being compared. Principally excludes new hotels, hotels closed for major refurbishment and hotels sold in either of the two years. Hotels which have been temporarily closed as a result of
Covid-19
are not excluded from comparable RevPAR.
Compound Annual Growth Rate (CAGR)
growth over a period of years expressed as the constant rate of growth that would produce the same growth if compounded annually.
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
DR Policy
Directors’ Remuneration Policy.
EMEAA
Europe, Middle East, Asia and Africa (excludes Greater China).
Employee
individuals directly employed at IHG corporate offices, reservation centres and managed, owned, leased and managed lease hotels.
employee engagement survey
our employee engagement survey, known as the Colleague HeartBeat, completed by IHG employees or those colleagues who are employed at managed or managed leased hotels.
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
ERG
employee resource group.
executive officers
defined by the SEC as the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any officer who performs a policy making function, or any other person who performs similar policy making functions.
fee business
IHG’s franchise and managed businesses combined.
franchised hotels
hotels operated under an IHG brand license by a franchisee. IHG receives a fixed percentage of rooms revenue and neither owns, leases nor operates the property.
franchisee
an owner who uses a brand under licence from IHG.
FRC
UK Financial Reporting Council.
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
IASB
International Accounting Standards Board.
IFRS
International Financial Reporting Standards as issued by the IASB and adopted under UK law.
IHG PLC
InterContinental Hotels Group PLC.

Glossary	IHG | Annual Report and Form 20-F 2021	255

Additional Information

Glossary
continued

International Sustainability Standards Board (ISSB)
formed by the IFRS to create sustainability-related disclosure standards that provide investors with consistent and comparable information about companies’ sustainability-related risks and opportunities.
liquidated damages
payments received in respect of the early termination of franchise and management agreements.
LTIP
Long Term Incentive Plan.
managed hotels
hotels operated by IHG under a management agreement on behalf of the hotel owner. IHG generates revenue through a fixed percentage of the total hotel revenue and a proportion of hotel profit, and neither leases nor owns the property.
managed lease
properties which are held through a lease but with the same characteristics as management agreements.
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
ordinary share
ordinary shares of 20
340
/
399
pence each in the Company.
owned, leased and managed lease hotels
hotels operated by IHG where IHG is, or effectively acts as, the owner, with responsibility for assets, employees and running costs. The entire revenue and profit of the hotels are recorded in IHG’s financial statements.
owner
the owner of a hotel property.
pipeline
hotels/rooms due to enter the IHG System at a future date. A hotel enters the pipeline once a contract has been signed and appropriate fees paid.
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
science-based targets (SBTs)
measurable, actionable and time-bound carbon reduction targets, based on the best avaliable science and in line with the scale of reductions required to keep global warming below 2°C or 1.5°C from pre-industrial
levels.
Science Based Targets initiative (SBTi)
helps businesses commit to and meet SBTs by independently assessing and approving any targets that are set.
SEC
US Securities and Exchange Commission.
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
Task Force on Climate-related Financial Disclosure (TCFD)
created by the Financial Stability Board to improve and increase reporting of climate-related financial information and to help inform investors and others about the risks they face related to climate change.
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
US 401(k) Plan
the Defined Contribution 401(k) plan.
workforce
IHG employees.
working capital
the sum of inventories, receivables and payables of a trading nature, excluding financing and taxation items.

For the definitions of our Key performance measures (including Non-GAAP measures) see pages 73 to 77.

256	IHG | Annual Report and Form 20-F 2021

Useful information
Investor information

Website and electronic communication
As part of IHG’s commitment to reduce the cost and environmental impact of producing and distributing printed documents in large quantities, this Annual Report and Form
20-F
2021 has been made available to shareholders through our website at
www.ihgplc.com/investors
under Annual Report.
Shareholders may electronically appoint a proxy to vote on their behalf at the 2022 AGM. Shareholders who hold their shares through CREST may appoint proxies through the CREST electronic proxy appointment service, by using the procedures described in the CREST Manual.
Shareholder hotel discount
IHG offers discounted hotel stays (subject to availability) for registered shareholders only, through a controlled-access website. This is not available to shareholders who hold shares through nominee companies, ISAs or ADRs. For further details please contact the Company Secretary’s office (see page 259).
Responsible Business Report
In line with our commitment to responsible business practices, this year we have produced a Responsible Business Report showcasing our approach to responsible business and progress against our Responsible Business Targets.

Visit www.ihgplc.com/responsible-business for further information.
Registrar
For information on a range of shareholder services, including enquiries concerning individual shareholdings, notification of a shareholder’s change of address and amalgamation of shareholder accounts (in order to avoid duplicate mailing of shareholder communications), shareholders should contact the Company’s Registrar, Equiniti, on +44 (0) 371 384 2132
a
.
Dividend services
Dividend Reinvestment Plan (DRIP)
The Company offers a DRIP for shareholders to purchase additional IHG shares with their cash dividends. For further information about the DRIP, please contact our Registrar helpline on +44 (0) 371 384 2132a.

Visit www.shareview.co.uk/info/drip for a DRIP application form and information booklet.
Bank mandate
We encourage shareholders to have their dividends paid directly into their UK bank or building society accounts, to ensure efficient payment and clearance of funds on the payment date. For further information, please contact our Registrar (see page 259).
Overseas payment service
It is also possible for shareholders to have their dividends paid directly to their bank accounts in a local currency. Charges are payable for this service.

Visit www.shareview.co.uk/info/ops for further information.
Out-of-date/unclaimed
dividends
If you think that you have
out-of-date
dividend cheques or unclaimed dividend payments, please contact our Registrar (see page 259).
Individual Savings Account (ISA)
Equiniti offers a Stocks and Shares ISA that can invest in IHG shares.
For further information, please contact Equiniti on +44 (0) 345 300 0430
a
.
Share-dealing services
Equiniti offers the following share-dealing facilities.
Postal dealing
0371 384 2132 from the UK
a
+44 121 415 7034 from overseas
a
Telephone dealing
For more information, call +44 (0)345 603 7037
b
Internet dealing
Visit
www.shareview.co.uk
for more information.
Changes to the base cost of IHG shares
Details of all the changes to the base cost of IHG shares held from April 2004 to January 2019, for UK Capital Gains Tax purposes, may be found on our website at
www.ihgplc.com/investors
under Shareholder centre in the Tax information section.
‘Gone away’ shareholders
Working with ProSearch (an asset reunification company), we continue to look for shareholders who have not kept their contact details up to date. We have funds waiting to be claimed and are committed to doing what we can to pay these to their rightful owners. Please contact ProSearch on +44 (0) 371 384 2735c or visit
www.prosearchassets.com
for further details.

a	Lines are open from 08:30 to 17:30 Monday to Friday, excluding UK public holidays.

b	Lines are open from 08:00 to 18:00 Monday to Friday, excluding UK public holidays.

c	Lines are open from 09:00 to 17:00 Monday to Friday, excluding UK public holidays.

Useful information	IHG | Annual Report and Form 20-F 2021	257

Additional Information

Useful information
continued
Investor information

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
Copies of the Company’s Articles of Association can be obtained via the website at
www.ihgplc.com/investors
under Corporate governance or from the Company’s registered office on request.

Financial calendars

Dividends

2021

2021 Interim dividend

Ex-dividend date	N/A

Record date	N/A

Payment date	N/A

2022

2021 Final dividend of 85.9¢ per ordinary share a

Ex-dividend date	31 March

Record date	1 April

Payment date	17 May

a	The sterling amount of the final dividend will be announced on 27 April 2022 using the average of the daily exchange rates from 22 April 2022 to 26 April 2022 inclusive.

Other dates

2021

Financial year end	31 December

2022

Announcement of Preliminary Results for 2021	22 February

Announcement of 2022 First Quarter Trading Update	6 May

Annual General Meeting	6 May

Announcement of Half-Year Results for 2022	9 August

Announcement of 2022 Third Quarter Trading Update	21 October

Financial year end	31 December

2023

Announcement of Preliminary Results for 2022	February

258	IHG | Annual Report and Form 20-F 2021

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
+44 (0) 371 384 2132
www.shareview.co.uk
ADR Depositary
Shareowner Services, PO Box 64504, St. Paul, MN 55164-0504,
United States of America
Telephone:
+1 800 990 1135 (US calls) (toll-free)
+1 651 453 2128
(non-US
calls)
Enquiries:
www.shareowneronline.com
under contact us
www.adr.com
Auditor
PricewaterhouseCoopers LLP
Investment bankers
BofA Securities
Goldman Sachs
Solicitors
Freshfields Bruckhaus Deringer LLP
Stockbrokers
BofA Securities
IHG
®
Rewards
If you wish to enquire about, or join, IHG Rewards, visit
www.ihg.com/ihgrewards
or telephone:
+800 2222 7172
b
(Austria, Belgium, Denmark, Finland, France, Germany, Hungary, Ireland, Israel, Italy, Luxembourg, Netherlands, Norway, Portugal, Russia, Spain, Sweden, Switzerland, and UK)
+44 1950 499004
c
(all other countries/regions in Europe and Africa)
1 888 211 9874 (US and Canada)
001 800 272 9273
c
(Mexico)
+1 801 975 3013
c
(Spanish) (Central and South America)
+1 801 975 3063
c
(English) (Central and South America)
+973 6 500 9 296
a
(Middle East)
+800 2222 7172
b
(Australia, Japan, Korea, Malaysia, New Zealand, Philippines, Singapore and Thailand)
800 830 1128
a
or 021 20334848
a
(Mainland China)
800 965 222 (Hong Kong SAR)
0800 728 (Macau SAR)
00801 863 366 (Taiwan, China)
+632 8857 8788
c
(all other countries/regions in Asia Pacific)

+	Denotes international access code. 00 or 011 in most countries.

a	Toll charges apply.

b	Universal international freephone number.

c	International calling rates may apply.

Useful information	IHG | Annual Report and Form 20-F 2021	259

Designed and produced by
Superunion
, London.

www.superunion.com

Printed by Park Communications on FSC
®
certified paper.

Park works to the EMAS standard and its Environmental Management System is certified to
ISO 14001.

This publication has been manufactured using 100% offshore wind electricity sourced from UK wind.

100% of the inks used are vegetable oil based, 95% of press chemicals are recycled for further use and, on average 99% of any waste associated with this production will be recycled and the remaining 1% used to generate energy.

This document is printed on Revive 100 Silk, a white triple coated sheet that is manufactured from FSC
®
Recycled certified fibre derived from 100% pre and post-consumer wastepaper containing 100% recycled fibre. The FSC
®
label on this product ensures responsible use of the world’s forest resources.

260	IHG | Annual Report and Form 20-F 2021

IHG is proud of its people and the care shown for the communities in which it operates. We are pleased to feature photos of some of our people, as well as some of our community activities throughout this Annual Report and Form
20-F.
Back cover middle image: Kimpton ® Fitzroy, London, UK

Holiday Inn

KIMPTON

IHG HOTELS & RESORTS

SIX SENSES
REGENT
INTERCONTINENTAL HOTELS & RESORTS
VIGNETTE COLLECTION
KIMPTON HOTELS & RESTAURANTS
HOTEL INDIGO
VOCO
HUALUXE HOTELS AND RESORTS
EVEN HOTELS
CROWNE PLAZA
Holiday Inn Express
Holiday Inn
avid
ATWELL SUITES
STAYBRIDGE SUITES
Holiday Inn Club Vacations
CANDLEWOOD SUITES

IHG REWARDS

InterContinental Hotels Group PLC
Broadwater Park, Denham
Buckinghamshire UB9 5HR
United Kingdom
Tel +44 (0) 1895 512 000
www.ihgplc.com
Make a booking at
www.ihg.com

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on Form
20-F
on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC (Registrant)

By:	/s/ Paul Edgecliffe-Johnson
Name:	Paul Edgecliffe-Johnson
Title:	Chief Financial Officer

Date:	March 3, 2022