Form 20-F
period 2023-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2024-02-29
CIK 858446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-10409

InterContinental Hotels Group PLC
(Exact name of registrant as specified in its charter)

England
and Wales
(Jurisdiction of incorporation or organization)
1 Windsor Dials,
Arthur Road,
Windsor, Berkshire
, SL4 1RS
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

Ordinary Shares of 20 340 ⁄ 399 pence each	172,256,766
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

True Hospitality for Good Annual Report and Form 20-F

Welcome Our purpose is to provide True Hospitality for Good. It brings our brands to life, shapes our culture and represents a commitment to make a difference to our people, guests and communities, and to protect the world around us. With strong stakeholder engagement, together we work towards common goals that help create shared value for all. Holiday Inn Resort, Phuket, Surin Beach, Thailand

Contents

Our presence

IHG® Hotels & Resorts is a global hospitality company with 19 hotel brands, one of the industry's largest loyalty programmes, over 6,300 open hotels in more than 100 countries, and a further 2,000 hotels in our development pipeline.

→ See pages 16 to 21

Our ambition

→ See page 18

Our strategy

To use our scale and expertise to create the exceptional guest experiences and owner returns needed to grow our brands in the industry's most valuable markets and segments. Delivered through a culture that retains and attracts the best people and embraces opportunities to positively impact the world around us.

→ See pages 18 to 35

Our business model

By franchising our brands and managing hotels on behalf of third parties, we can focus on increasing fee revenues and fee margins, with limited capital requirements. We grow our business by ensuring our brands meet consumer demand and generate strong returns for hotel owners.

→ See pages 10 to 13

IHG | Annual Report and Form 20-F 2023 1

What’s inside
Strategic Report

2	2023 in review

4	Chair’s statement

6	Chief Executive Officer’s review

8	Industry overview

10	Our business model

14	Trends shaping our industry

16	A brand for everyone

18	Our strategy

36	Our stakeholders

38	Our culture – how we operate responsibly

42	Our risk management

50	Viability statement

52	Delivering on the recommendations of TCFD

60	Key performance indicators (KPIs)

64	Chief Financial Officer’s review

65	Performance

65	Group

73	Americas

77	Europe, Middle East, Asia & Africa (EMEAA)

80	Greater China

83	Central

84	Key performance measures and non-GAAP measures
Governance

90	Chair’s overview

92	Our Board of Directors

96	Board and Committee membership and attendance in 2023

97	Our Executive Committee

100	Governance structure

101	Board activities

101	Key areas of focus during the year

102	Key matters discussed in 2023 and Section 172 statement

104	Our shareholders and investors

104	Director appointments and induction

105	Board effectiveness evaluation

107	Audit Committee Report

112	Responsible Business Committee Report

114	Nomination Committee Report

116	Directors’ Remuneration Report

141	Statement of compliance
Group Financial Statements

144	Statement of Directors’ Responsibilities

151	Independent Auditor’s US Report

154	Group Financial Statements

161	Accounting policies

173	Notes to the Group Financial Statements
Additional Information

226	Other financial information

235	Directors’ Report

242	Group information

255	Shareholder information

262	Exhibits

263	Forward-looking statements

264	Form 20-F cross-reference guide

267	Glossary

269	Useful information
The Strategic Report on pages 2 to 88 was approved by the Board on 19 February 2024. Nicolette Henfrey Company Secretary

Strategic Report

2023 in review

Financial performance

Measure	2023	2022
Global RevPAR	+16.1%	+36.6%
Net system size growth	3.8%	4.3%
Signings (rooms)	79,220	80,338
Total gross revenue in IHG's System[a]	$31.6bn	$25.8bn
Total revenue	$4,624m	$3,892m
Revenue from reportable segments[b]	$2,164m	$1,843m
Operating profit[c]	$1,066m	$628m
Operating profit from reportable segments[b]	$1,019m	$828m
Basic EPS	443.8¢	207.2¢
Adjusted EPS[b]	375.7¢	282.3¢
Dividend	152.3¢	138.4¢
Share buyback completed[d]	$750m	$500m

Regional growth (number of rooms)

Americas

Openings
10,405
2022: 20,568

Signings
28,297
2022: 32,464

→ See page 73

EMEAA

Openings
21,174
2022: 16,211

Signings
24,787
2022: 25,847

→ See page 77

Greater China

Openings
16,340
2022: 12,664

Signings
26,136
2022: 22,027

→ See page 80

[d] 2022 share buyback completed in January 2023.

2 IHG | Annual Report and Form 20-F 2023

Strategic Report 2023 in review Demand continued to grow during 2023 as people’s appetite for travel shone through. Significant investments in our enterprise platform, including our brands, loyalty, digital offer and sustainability initiatives, saw us enrich the guest experience, grow our estate and drive returns. a Definitions for key performance measures can be found in the use of key performance measures and non-GAAP measures section, which can be found on pages 84 to 88. b Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described IFRS or are adjusted as Non-GAAP) IFRS figures. are presented Further that explanation are used in internally relation by to these management measures as can key be measures found on to pages assess 84 performance. to 88, and reconciliations Non-GAAP measures to IFRS figures, are either where not defined they have under been adjusted, are on pages 226 to 231. c 2023 operating profit shown after $19m System Fund and reimbursable reported profit and $28m net exceptional gain. See page 154 for details. d 2022 share buyback completed in January 2023.

Our focus on building a stronger business for guests and owners, coupled with increasing demand, led to strong trading and shareholder returns delivered via our cash-generative business model.
• Total dividend of 152.3c proposed and $750m share buyback completed. New $800m programme approved for 2024
• Americas RevPAR +7.0% vs 2022; EMEAA +23.7%; Greater China +71.7%
• Surpassed 6,300 open hotels; +3.8% net system size growth
• Signings +26% YOY*; grew conversions – represented 37% of openings and signings combined
• Fee marginb 59.3%, 3.4%pts ahead of 2022
• $1,019m operating profit from reportable segmentsb, up 23% vs 2022
• Net cash from operating activities of $893m (2022: $646m), adjusted free cash flowb of $819m (2022: $565m)
• Adjusted EPSb grew 33% to 375.7¢
• Elie Maalouf appointed Group CEO
• Michael Glover appointed Group CFO
• Refreshed corporate strategy to drive growth and long-term shareholder value
* Excluding Iberostar Beachfront Resorts
Owners choose to work with IHG based on trust in our brands, our ability to drive returns and the strength of our enterprise – underpinned by a focus on the cost to build, open and operate our hotels.
• Enterprise contribution of ~80% of total room revenue (vs 72% three years ago), boosted by technology and channels enhancements
• Launched new midscale conversion brand Garner
• Guest How You Guest masterbrand campaign lifted awareness and brand favourability measures
• Enhanced design, service and F&B
• Launched new procurement programmes to reduce costs across hotel lifecycle
• Guest Reservation System now enabling attribute upsell to drive revenue across estate; pilots launched for new revenue management system
• IHG LIFT launched in US and Canada to support historically under-represented groups and further diversify owner base
We focus on ensuring the services, technology and experiences we provide meet evolving expectations, increase consumer preference and loyalty, and drive bookings.
• Guest Satisfaction Index continued to maintain a four-year high
• Grew loyalty members to over 130m, with record enrolments and ~20% increase in Reward Nights vs 2022
• New partnerships providing access to music festivals and sporting events
• Revenue driven by mobile app up 38% and downloads up 60% YOY
• Websites covering 92% of open hotels redesigned and relaunched
• Updated guest room and public space designs, F&B and service
• Strengthened artificial intelligence capabilities to improve self-service guest offer
• Over 60% increase in new co-brand credit card accounts YOY high-performance culture and focus on providing the tools, technology and working environment we need to succeed as individuals and as a business.
• Employee engagement 87% (+1%pt on 2022). A Kincentric Global Best Employer
• Rated 2nd on Financial Times Europe’s Diversity Leaders 2024 list; recognised as a top company for women by Forbes
• Employee Resource Groups expanded to foster diverse and inclusive culture
• Strengthened partnerships with US Historically Black Colleges to enhance early careers pipeline
• IHG University launched to support development and drive performance
• Extended conscious inclusion training to hotel colleagues
• Launched Leading for Growth Executive Development Programme
We aim to improve millions of lives within our communities by supporting disaster relief, tackling food poverty and providing skills training to help drive social and economic change.
• More than 39,000 colleagues volunteered over 121,000 hours to support their local communities
• Supported charities providing aid following 15 natural disasters
• Expanded supplier diversity programme to build inclusion through supply chain
• More than 30,000 participants received free access to skills and training through our IHG Academy offerings
• Launched IHG Community Tracker to measure Journey to Tomorrow progress
• Supported Global FoodBanking Network, which operates in nearly 50 countries
We are committed to reducing carbon, waste and water usage so we can operate and grow with our owners in ways that minimise our impact on the planet.
• 3.8% reduction in carbon emissions per occupied room since 2019; 1.9% absolute reduction against baseline
• Introduced new energy conservation measures as brand standards
• Expanded Community Solar to give more US hotels access to renewable energy
• Launched collaborations with certification programmes so hotels can showcase their sustainability credentials to guests and corporate clients
• Over 1,600 hotels accessed food waste training, with over 37,000 courses completed by managed and franchised colleagues
• Launched Meeting for Good to provide more sustainable events

Strategic Report Chair’s statement in Significant recent years investment across every enterprise aspect platform of IHG’s has our competitive strengthened guests edge and and offer owners. for ” Deanna Oppenheimer Non-Executive Chair his has been another important year Tof progress for IHG Hotels & Resorts, characterised not only by excellent financial performance underpinned by strong guest demand and further growth with our owners, but also a smooth evolution of leadership and strategy that positions the business for an exciting next chapter. The backdrop to these achievements was one of travel demand ahead of 2019 in many markets and strong recovery in others, while the attractiveness of our brand portfolio saw the continued expansion of our footprint in high-value markets and segments. This has been achieved thanks to significant investment in recent years across every aspect of IHG’s enterprise platform to strengthen our competitive edge and offer for guests and owners. In what was my first full year as Chair, I have been impressed in my conversations with senior leadership, wider colleagues and on market visits with how the business works together to make this happen, with guests and owners central to every plan. I have also valued time spent meeting many owners who clearly appreciate this commitment to continuous improvement and delivering strong returns.

Leadership changes

Elie Maalouf became Group CEO on 1 July 2023, succeeding Keith Barr, who stepped down following more than 30 years with the business, including six as CEO. I would like to thank Keith for his outstanding contribution and leadership, which included growing IHG’s brand portfolio, strengthening its enterprise, embarking on a 10-year responsible business plan and helping the business navigate the Covid-19 pandemic with such agility, clarity and care.

We place great value on succession planning and talent development, and Elie brings significant industry experience and an excellent track record within the business. Having successfully led IHG’s Americas operations for eight years, where he oversaw record profits, growth of the region’s estate and the launch of new brands and formats, the Board was unanimous in its assessment that Elie was the best candidate for the job.

This was one of several leadership changes in 2023 that underlines the depth of talent at IHG, with Michael Glover replacing Paul Edgecliffe-Johnson as Chief Financial Officer, Jolyon Bulley becoming Americas CEO and Heather Balsley replacing Claire Bennett as Global Chief Customer Officer. Each individual brings industry expertise, a track record of excellent results and a deep understanding of IHG and its business, and I have great confidence in the leadership team delivering success on the next stage of IHG’s growth journey.

Importance of strategy

Elie is already instilling great passion and energy for using the strong enterprise platform established in recent years to realise the full growth potential of the Company. Central to this progress is having a clear ambition and effective strategy, and Elie has introduced refreshed versions of both to the business in 2023 to sharpen our focus on growth, succeed in a competitive marketplace and prioritise long-term value for all stakeholders.

The hotel industry brings joy like no other – connecting people and helping communities thrive. IHG and our hotels have a central role to play, united by a purpose of providing True Hospitality for Good for the benefit of all stakeholders. This purpose is embedded within our brands and culture and is therefore unchanged within our refreshed strategy. It also underpins our Journey to Tomorrow programme, which ensures our commitment to operate and grow responsibly across the environmental, social and governance (ESG) agenda is woven into the fabric of the business.

The Board fully supports the evolution of our strategy. It stays informed of how colleagues are engaging with business priorities and IHG’s wider culture through feedback forums, including the work of our designated Voice of the Employee Non-Executive Director and IHG’s Colleague HeartBeat survey.

Our purpose, ambition, strategy and behaviours are all being applied to an asset-light, fee-based, largely franchised business model. This remains a great strength of IHG, with a regional approach enabling flexibility by market, and high cash generation supporting enterprise investments across brands, loyalty and technology that enhance performance and drive growth, and also create surplus funds to return to shareholders.

During the year, important strategic progress was made on several fronts. Enhancements to IHG® One Rewards strengthened loyalty, we introduced new capabilities to our mobile app to enhance the guest experience and drive owner returns, and the launch of Garner™ added a 19th brand to our portfolio in a midscale segment with significant growth potential. A cornerstone of how we work with owners is helping them run an efficient business and new procurement programmes and brand prototypes were among key updates to strengthen operational and commercial support alongside close collaboration with the IHG Owners Association. Further steps were also taken towards our Journey to Tomorrow commitments across our people, communities and planet agenda.

The role of the Board

Amid a shifting global macro-economic landscape, the role of the Board has been to support and constructively challenge the Executive Committee (EC) around how we prioritise, manage risk, grow and generate future value. Focus areas spanned our approach to cybersecurity risk management – including emerging risks, such as the rise of artificial intelligence – how we optimise owner returns, and growth plans in the context of a competitive landscape.

To support IHG’s operations and growth aspirations, I place great importance on ensuring our Board represents a rich blend of backgrounds, expertise and experience that reflects the focus of the business and the evolving corporate landscape.

As part of clear succession plans, several Board changes took place during the year. Jo Harlow retired following nine years of excellent service, and we welcomed two new Independent Non-Executive Directors. Angie Risley joined in September, bringing a wealth of board and senior management experience from a career in HR spanning executive roles across sectors including hospitality, retail and banking.

Angie has succeeded Jo as Chair of the Remuneration Committee and joins the Responsible Business and Nomination Committees. Sir Ron Kalifa joined in January 2024, bringing many years of technology industry experience across strategy, sales, marketing and operations, and joins the Audit and Remuneration Committees.

Shareholder returns

Following a strong financial performance this year, I am pleased to announce the Board is recommending a final dividend of 104 cents per ordinary share, an increase of 10% on the final dividend for 2022. An interim dividend of 48.3 cents was paid in October 2023, taking the total dividend for the year to 152.3 cents, representing an increase of 10% on 2022. An additional $750m was also returned to shareholders through a share buyback programme (completed in December 2023), taking the total returns for the year to $1bn, and the Board has approved a further share buyback of $800m for 2024. The Board expects IHG’s business model to continue its strong long-term track record of generating substantial capacity to enable investment plans that drive growth, fund a sustainably growing ordinary dividend, and allow surplus capital to be returned to our shareholders.

Looking ahead, as a global business, we must remain alive to potential challenges created by political instability and conflict in parts of the world, but the industry has proven its resilience over many years and its future is a bright one. An expanding middle class in emerging markets, rising GDP, and consumer appetite to travel and stay in branded hotels all remain fundamental drivers of industry demand and future supply growth. With strong leadership, talented teams and a refreshed strategy focused on capitalising on the powerful enterprise we have created in recent years, I am confident in IHG’s ability to drive performance, growth and shareholder value.

There is real momentum in the business for the year ahead, and I’d like to thank all our colleagues for their hard work and dedication, and our owners for their continued confidence in IHG.

Deanna Oppenheimer

Non-Executive Chair

Chair’s statement	IHG | Annual Report and Form 20-F 2023	5

Strategic Report Chief Executive Officer’s review Q&A We talk to Elie Maalouf, Chief Executive Officer, about the Company’s performance and outlook Elie Maalouf Chief Executive Officer Q What have been the highlights since becoming Group CEO in July 2023? A It is an honour to lead this iconic company and one of many highlights so far has been getting even closer to our markets. I’ve really valued time spent meeting colleagues, owners and shareholders on visits across the world, seeing the relationships we have built, hearing first-hand what we are doing well, where we need to go further and how we can best work together to achieve shared success. IHG has enormous growth potential and I’m inspired by the passion of our teams and the power of their collaboration to drive performance and returns using the strong enterprise platform we have built in recent years. My predecessor, Keith Barr, played a major role in laying the foundation for an exciting chapter ahead, and I would like to take the opportunity to thank him on behalf of everyone at IHG. Q How did the Company perform in 2023? A Testament to the strength and scale of our brands and wider enterprise platform, I am proud to say we delivered an excellent financial performance alongside strong system size and pipeline growth. Very healthy average daily rate and occupancy pushed global RevPAR ahead of both 2022 and 2019 levels, with leisure leading the way, and business travel and group activity improving steadily. The Americas continued its upward trajectory with RevPAR up 7.0% year-on-year, EMEAA was up by +23.7% following a strong performance in Continental Europe and the reopening of Japan, and Greater China increased by 71.7%, reflecting a strong rebound in demand following the lifting of pandemic restrictions.

That performance, coupled with fee margin growth and disciplined cost management, helped drive operating profit to more than $1bn for the first time. We returned $1bn to shareholders through ordinary dividend payments and a $750m share buyback programme, and a new $800m share buyback programme for 2024 has been approved.

Our brands continued to grow around the world, too. We opened 275 hotels, contributing to net system size growth of 3.8%, and signed another 556 properties into our global pipeline, which now stands at 2,016 hotels – or 32% of today’s system size. Notably, our openings and signings performance in Q4 was one of our biggest ever for development activity.

We can be proud of this performance alongside all we have done to strengthen our business further on multiple fronts for guests and owners. On behalf of the Executive Committee, I would like to thank all our hotel and corporate teams for delivering this excellent performance, and our owners for their continued commitment to IHG.

Q  How has IHG’s strategy changed since you became Group CEO?

A  Our strategy needs to constantly evolve in this dynamic industry. Having added eight brands to our portfolio in the past six years and made big investments in the enterprise platform that supports them, it was important to reassess how IHG capitalises on what we have built to unlock and drive growth in a competitive landscape.

Our purpose of True Hospitality for Good remains unchanged and is something that resonates strongly across the organisation, in our communities and with those we work with. However, our strategy has evolved, starting with a simpler ambition that sharpens our focus on what is central to accelerating growth: being the hotel company of choice for guests and owners. We have also refreshed our strategic pillars and looked carefully at the behaviours we need to deliver them successfully. Relentless Focus on Growth establishes a targeted approach to expanding our brands in high-value markets; Brands Guests and Owners Love shows our explicit intention to deliver for both; Leading Commercial Engine recognises the importance of investing in the technology and tools that drive commercial success and make the biggest difference to guests, owners and hotel teams; and Care for our People, Communities and Planet remains unchanged and in step with our Journey to Tomorrow plan. These elements combined are designed to drive us further and faster towards realising IHG’s full growth potential.

Q  What strategic progress was made in 2023?

A  We advanced on multiple fronts, strengthening our ability to capture guest demand, deepening loyalty, and driving returns and new growth opportunities with our owners.

Our Holiday Inn Brand Family’s enduring appeal saw it generate 38% of openings and signings in the year. We continued to diversify our exposure to different segments, with our Luxury & Lifestyle brands now representing 14% of our system size and 22% of our pipeline – around twice the size it was five years ago. Almost a quarter of signings globally were in this high-fee segment, and flagship openings included the Regent® Hotels Carlton Cannes and Shanghai on The Bund.

We also continued to expand our offer in other areas where we see strong demand and growth opportunities. We launched our conversion brand Garner in the midscale segment – worth $14bn today in the US alone. Our first two hotel openings and seven signings were achieved within months of launch in the US, and the brand is already now heading for Japan and Mexico. All our newer brands are gaining traction, with the seven launched or acquired in recent years – not including Garner or our commercial agreement with Iberostar – now accounting for 16% of our pipeline. Conversions also remain an important focus for us across all segments, reaching record levels of 37% of openings and signings combined.

Looking across the enterprise more broadly, IHG One Rewards members booked more than 55% of our room nights globally in 2023, and in what was a record year for enrolments, the programme has now grown to more than 130 million members. Our mobile app generated 38% more revenue in 2023 on the back of fresh updates to personalise the guest experience and grew downloads by 60% year-on-year. Collectively, the impact of these investments and more are creating increasing value for our owners, with enterprise contribution rising from 72% to almost 80% in the past three years. At the same time, we have kept guest satisfaction at a four-year high and we remain focused on working closely with our owners to reduce the cost to build, open and operate our hotels.

As we strengthen the business, it is important we do so responsibly for our people and the world around us. Maintaining an inclusive, engaging culture is vital to our success, so seeing IHG once again named a Kincentric Global Best Employer was a special moment. We continued to support our communities by responding to natural disasters, creating opportunities for people to learn new skills in our industry, and making a positive difference to thousands of people during Giving for Good month. We also took further steps to reduce our environmental impact in several areas, including incorporating more energy conservation measures into brand standards, educating colleagues on food waste and delivering more sustainable events for corporate clients.

Q  How do you see the future of the hotel industry?

A  The long-term prospects for our industry are very attractive when you consider global population growth, rising middle classes and prosperity in emerging markets, and people’s inherent desire to travel. Oxford Economics is forecasting the number of global hotel room nights consumed to grow annually at an average rate of +4.0% from 2023 through to 2033.

In the Americas, the world’s biggest tourism market, where IHG has almost 4,500 hotels, industry forecasts expect room nights to increase from 2.3 billion to 3.0 billion by 2033. In Greater China, where we strengthened our position as the leading international hotel company this year with the opening of our 700th hotel, an extra 660 million room nights are forecast over the same period. Meanwhile, across EMEAA, there is growing travel demand across key markets, from Asia and the Middle East to Europe. This landscape underpins global net new supply growth for our industry. Over the past decade, supply has grown annually at an average rate of 2.4% and it is expected to continue at a similar rate into the future.

These fundamentals and the outlook have remained strong through varying economic cycles, and so while as a global business we must always remain agile in an evolving macro-economic landscape, we look forward to an important next chapter of growth for IHG and value creation for our owners and shareholders.

Elie Maalouf

Chief Executive Officer

Chief Executive Officer’s review	IHG | Annual Report and Form 20-F 2023	7

Strategic Report
Industry overview
We operate in an industry with high growth potential, underpinned by strong long-term fundamentals.
he global hotel industry continued Tto strengthen in 2023, benefitting from further consumer appetite for leisure stays and a robust return of business demand, which together drove record RevPAR levels.
The $700 billion hotel industry has compelling structural growth drivers, underpinned by factors including the inherent needs and desires to travel for business and leisure purposes, population growth, and an expanding middle class in emerging markets with increasing disposable incomes. Spend on travel continues to be among the most resilient of discretionary areas for consumers, while demand for business travel remains robust, with hotels adapting to support flexible working trends in the post-Covid-19 environment. Although there are uncertainties within the wider economic outlook, we anticipate a number of tailwinds persisting through 2024, including further progress in returning to pre-Covid-19 levels of demand for group travel to meetings and events, as well as the ongoing recovery of travel demand to and from Greater China as international flight capacity continues to increase.
In what is a relatively fragmented sector, with 56% of rooms affiliated with a global or regional chain, competitor pressures in the branded space remain intense as all major players pursue growth strategies through a combination of organic growth, partnership arrangements and acquisitions. Branded hotel penetration has steadily increased as a long-term trend, with this expected to continue to grow as consumers look to trusted brands to meet their evolving expectations, particularly when it comes to state-of-the-art technology and the skills, scale and resources required to provide guests with enjoyable, effective and sustainable stays.
While there have been short-term challenges impacting the completion and opening of new-build hotels, primarily driven by the cost and availability of financing, there remains a long-term need for new hotel supply to satisfy the demand drivers previously mentioned. Global hotel room net new supply increased at a CAGR of 2.4% over the 10 years from 2013 to 2023, with industry forecasts showing a similar rate across the next five years.
Cost remains a significant barrier to building a scale position in the global hotel industry, whether that’s due to investment to build and maintain the properties, establish strong loyalty programmes and technology platforms, or to develop and market leading brands. Hotel owners affiliated with a major global brand and enterprise system also tend to generate higher returns.
The hotel industry is cyclical: long-term fluctuations in RevPAR tend to reflect the interplay between industry demand, supply and the macro-economic environment. At a local level, political and economic factors, as well as those such as terrorism, oil market conditions and significant weather events, can also impact demand and supply.
While the potential for macro-economic challenges from factors such as persistent inflation, higher borrowing costs and geopolitical flashpoints create some ongoing uncertainty in 2024, the attractive industry fundamentals that led to the sector outpacing global economic growth in 19 out of 24 years between 2000 and 2023 remain very firmly in place for the long term. As a global business, with a footprint in over 100 countries, operating in the midst of change and uncertainty is something IHG is very used to and it continues to be one of our greatest strengths. Our strategy of developing a strong brand portfolio and an industry-leading loyalty programme, together with our fee-based income streams and prevalent midscale positioning, means we remain resilient through varying economic cycles.
The hotel industry has attractive tailwinds…
US disposable personal income grew on average by
1.6%
per annum between 2000 and 2023
Source: Federal Reserve Economic Data (FRED)
Globally, middle income consumers spent
$44tn
in 2020, with this expected to increase to
$62tn
by 2030
Source: The Brookings Institution
Global hotel room net new supply grew
2.4%
per annum between 2013 and 2023
Source: STR

Strategic Report

with significant barriers to entry...

2023 24.4%
2022 24.4%
2021 24.3%
2020 23.9%
2019 23.9%

Source: STR

56%
1.4x
78%
Branded share of global room supply
Branded share of global active pipeline

Source: STR

Source: Bond, in partnership with Visa

Source: Bond, in partnership with Visa

and a track record of growth

350%
300%
250%
200%
150%
100%
50%
0%
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
GDP
Revenue

Source: STR

Global industry RevPAR ($)
RevPAR movements are illustrative of lodging demand

2023 92.9
2022 73.9
2021 50.7
2020 33.7
2019 79.7

Source: STR

Global rooms supply (m rooms)
Supply growth reflects the attractiveness of the hotel industry

2023 21.4
2022 20.6
2021 20.1
2020 19.7
2019 19.5

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

Industry overview IHG | Annual Report and Form 20-F 2023 9

The top five hotel groupsa have increased their market share
Share of top five branded hotel groups as % of global rooms supply a Includes IHG, Marriott International, Inc., Wyndham Hilton Worldwide Hotels & Holdings Resorts Inc. Inc.,, Accor S.A. Source: STR

With share expected to further expand
Branded share of global industry supply and share of global industry active pipeline
Source: STR
Consumers value loyalty membership, which requires a large-scale enterprise to deliver
76%
Of consumers are more likely to recommend brands with good loyalty programmes
Source: Bond, in partnership with Visa
81%
Of consumers are more likely to use a brand if they are members of its loyalty programme
Source: Bond, in partnership with Visa
Global hotel revenues have outpaced GDP growth, and are now ahead of pre-Covid-19 levels
Global industry revenue vs global GDP, indexed to 1999
Branded hotel business models
There are two principal business models:
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
a Includes Iberostar Beachfront Resorts, which joined IHG’s system and pipeline as part of a long-term commercial agreement.
he growth of our business relies Ton two fundamental drivers: increasing revenue per available room (RevPAR) and expanding the number of rooms in our system. RevPAR indicates the value guests ascribe to a given hotel, brand or market, and grows when they stay more often or pay higher rates. Room supply also reflects capturing structural growth drivers of increasing demand to travel and experience, as well as how attractive the hotel industry is as an investment from an owner’s perspective.
To drive growth, we have a portfolio of 19 brands across more than 100 countries in the Luxury & Lifestyle, Premium, Essentials, Suites and Exclusive Partners categories. Supported by a leading loyalty programme and powerful technology, our brands meet clear guest needs and generate strong returns for our owners, which in turn attracts further hotel investment and grows our system size. IHG is an asset-light business, and our focus is on growing fee revenues and fee margins, which we can do with limited capital requirements. This enables us to grow and invest in our business while generating high returns on invested capital and strong cash flow.
We generally franchise or manage hotels, with the decision largely driven by market maturity, owner preference and, in certain cases, the particular brand. Hotels in the Essentials category tend to be franchised, while Luxury & Lifestyle hotels are predominantly managed.
Our broad geographic spread and weighting towards essential business and domestic leisure has driven comparative resilience during times of economic downturn. Although this continues to be a core component of our business, we have made excellent progress in expanding our presence in the Luxury & Lifestyle segment, which generally generates higher fees per room. This category is currently 14% of IHG’s system size, though comprises 22% of the future growth pipeline.
Our asset-light business model means we do not employ colleagues in franchise hotels, nor do we control their day-to-day operations, policies or procedures. That being said, IHG and our franchise hotels are committed to delivering a consistent brand experience, conducting business responsibly and sustainably so that we deliver our purpose of providing True Hospitality for Good.

Strategic Report

How we generate revenue

Third-party owners pay		Owned, leased and managed lease hotels
Fees to IHG in relation to the licensing of our brands and, if applicable, hotel management services.	**Assessments and contributions** that are collected for specific use within the System Fund, as well as reimbursable revenues.	For the small number of hotels (representing <1% of our system size) that we own or lease, we record the entire revenue and profit of the hotel in our financial statements.

IHG fee revenue

2023:

$2,164m

RevPAR X Rooms X Royalty rate

Fixed % of total hotel revenue as a management fee and typically a share of hotel gross operating profit after deduction of management fees

Exclusive partners
We receive marketing, distribution, technology and other fees for providing access to our enterprise platform.

Fee streams similar to our asset-light model

Revenue attributable to IHG comprises:

- Fee business revenue from reportable segments:
  - Franchise fees
  - Management fees
  - Commercial agreement fees
  - Central revenue (principally technology fee income)
- All revenue from owned, leased and managed lease hotels.

→ See page 85 for more information.

System Fund and reimbursable revenues

2023:

$2,460m

Given the significant scale of the System Fund, IHG can make substantial investments in marketing brands, creating a leading loyalty programme and powerful technology, including revenue management systems, thereby strengthening the IHG enterprise.

- Assessments and contributions paid by hotels.
- Revenue recognised on consumption of IHG One Rewards loyalty points.

→ See page 66 for more information.

Our business model

IHG | Annual Report and Form 20-F 2023 11

How we generate revenue Owned, leased and Third-party owners pay managed lease hotels Fees to IHG in relation to the licensing Assessments and contributions For the small number of hotels of our brands and, if applicable, hotel that are collected for specific use (representing <1% of our system size) management services. within the System Fund, as well as that we own or lease, we record the reimbursable revenues. entire revenue and profit of the hotel in our financial statements. System Fund and IHG fee revenue reimbursable revenues 2023: 2023: $2,164m $2,460m Franchised hotels System Fund We receive a fixed percentage of rooms IHG manages a System Fund for the revenue when a guest stays at one of benefit of hotels within the IHG system our hotels. This is our fee revenue. and their third-party owners, who pay contributions into it. This includes a RevPAR X Rooms X Royalty rate marketing and reservation assessment Managed hotels and a loyalty assessment. We generate revenue through base The System Fund also benefits from management fees and incentive proceeds from the sale of IHG One management fees. Rewards points under third-party Fixed % of total hotel revenue as a co-branding arrangements. management fee and typically a share Given the significant scale of the of hotel gross operating profit after System Fund, IHG can make substantial deduction of management fees investments in marketing brands, Exclusive partners creating a leading loyalty programme We receive marketing, distribution, and powerful technology, including technology and other fees for providing revenue management systems, thereby access to our enterprise platform. strengthening the IHG enterprise. Fee streams similar to our The System Fund is not managed to asset-light model a profit or loss for IHG over the longer term, but for the benefit of hotels in the Revenue attributable to IHG comprises: IHG system, and comprises: • Fee business revenue from • Assessments and contributions paid reportable segments: by hotels. – Franchise fees • Revenue recognised on consumption – Management fees of IHG One Rewards loyalty points. – Commercial agreement fees Reimbursable revenues – Central revenue (principally In a managed property, the Group technology fee income) typically acts as employer of the general manager and, in some cases, • All revenue from owned, leased and other employees at the hotel, and is managed lease hotels. entitled to reimbursement of these See page 85 for more information. costs. The performance obligation is satisfied over time as the employees perform their duties, consistent with when reimbursement is received. See page 66 for more information. Our business model IHG | Annual Report and Form 20-F 2023 11

     Strategic Report

   Our business model continued

How we drive operating profit

Our asset-light business model requires a limited increase in IHG’s own operating expenditure to support our revenue growth, which delivers operating profit and fee margin growth.

The benefit of operational efficiencies, along with brands and markets becoming more mature, supported fee margin expansion of around 130bps a year between 2009 and 2019 in total for IHG.

For franchised hotels, the flow through of revenue to operating profit is higher than it is at managed hotels, given the fee model and our well-invested scale platform where limited resources are required to support the addition of an incremental hotel. This is most evident in our Americas region, where fee margins are the highest, reflecting our scale and over 90% of our hotels operating under our franchised model.

Across our managed hotels, the flow through of revenue to profit can be lower, given higher operating expenditure on operations teams supporting the hotel network.

[a]  Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on page 84 to 88 and reconciliations to IFRS figures, where they have been adjusted, are on pages 226 to 231.

Our owned, leased and managed lease hotels tend to have significantly lower margins than our fee business. This is because we not only record the entire revenue of the hotel, but also the entire cost base, which includes staff and maintenance of the hotel.

 Capital allocation and dividend policy

  Consistent uses of generated cash

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

3 Return surplus capital to shareholders The Board expects our asset-light model to provide the opportunity to routinely return additional capital to shareholders such as through share buybacks.

12	IHG | Annual Report and Form 20-F 2023

Capital expenditure Spend incurred by IHG can be summarised as follows:

Type	What is it?	Recent examples

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

Recyclable investments to drive the growth of our brands and our expansion in priority markets

Recyclable investments are capital used to acquire real estate or investment through joint ventures, equity capital, or loans to facilitate third-party ownership of hotel assets. This expenditure is strategic to help build brand presence.

We would look to divest these investments at an appropriate time and reinvest the proceeds across the business.

Examples of recyclable investments in prior years include our EVEN Hotels brand, where we used our capital to develop three hotel properties in the US to showcase the concept. These hotels were subsequently sold and now operate under a franchise agreement. More recently, recyclable investments have included the initial purchasing of sites for the Six Senses brand to be developed in key markets in the US.

System Fund capital investments for strategic investment to drive growth at hotel level	The development of tools and systems that hotels use to drive performance. This is charged back to the System Fund over the life of the asset.	We continue to invest in a range of upgraded technology solutions, including the ongoing development of IHG’s mobile app and IHG One Rewards loyalty evolution.

Dividend policy and shareholder returns

The Board consistently reviews the Group’s approach to capital allocation and seeks to maintain an efficient balance sheet and investment-grade credit rating. IHG has an excellent track record of returning funds to shareholders through ordinary and special dividends, and share buybacks. The ordinary dividend paid to shareholders increased at an 11% CAGR between 2004 and 2019, and at a 10% CAGR after resuming dividend payments at the end of 2021.

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

$500m of surplus capital was returned via a buyback programme announced in August 2022 and then a further $750m via a subsequent programme over the course of 2023. The highly cash-generative nature of our business model means we expect to have substantial ongoing capacity to return further surplus capital to shareholders, such as through share buybacks, as we look to move leverage into our target range over time.

The Board intends to continue sustainably growing the ordinary dividend and to typically pay dividends weighted approximately one-third to the interim and two-thirds to the final payment.

In February 2023, IHG’s Board proposed a final dividend of 94.5¢ in respect of 2022, representing growth of 10% on that for 2021. The proposal was subsequently approved at the AGM and paid to shareholders on 16 May 2023.

In August 2023, IHG’s Board declared an interim dividend of 48.3¢ per share, representing growth of 10% on 2022’s interim dividend. This was paid to shareholders on 5 October 2023.

The Board is proposing a final dividend of 104.0¢ in respect of 2023, representing growth of 10% on that for 2022. The proposed total dividend for the year is therefore 152.3¢. Further, the Board have approved a share buyback programme to return an additional $800m of surplus capital in 2024. Given expectations for growth and EBITDA in 2024, leverage is expected to be around the lower end of our target range of 2.5-3.0x.

Our business model	IHG | Annual Report and Form 20-F 2023	13

Strategic Report
Trends shaping our industry
Over the past few years, the travel and tourism industry has demonstrated its enduring importance for millions globally. Despite the backdrop of short-term macro pressures and uncertainty, consumers continue to value and feel passionately about travel, with surveys indicating it to be among the most resilient of discretionary spending areas. As we look to 2024 and beyond, we are seeing the evolution of several trends and travel habits that are likely to strengthen in our industry over the coming years.
The rebound in business travel has reignited another trend – blended travel, where business and leisure are combined into one stay, by either taking the time to explore the local destination during a business or work trip, or by adding a holiday onto the beginning or end of a business trip or conference.
A shift to remote working in recent years is contributing to the rise in popularity of blended travel. According to a 2023 survey by the Global Business Travel Association (GBTA), business travellers are blending business and personal travel more frequently than they did in 2019. Additionally, guests are increasingly extending their trips, with 42% of travellers adding leisure stays to their business trips in 2023 and 79% staying at the same accommodation for business and leisure portions of their trip. Blended travel is set to become more popular in the coming years, with Euromonitor forecasting that global spend by travellers combining business and leisure will more than double by 2027 compared with 2021.
Alongside blended travel, the growth in popularity of co-working can provide an opportunity for hotels to reimagine under-used spaces and appeal to new guests, particularly younger generations, and attract the local population.
Our responses include:
• Continuing to roll out the innovative Open Lobby for Holiday Inn® in new markets, which gives guests and visitors a welcoming space to relax, work or socialise.
• Launching new concepts such as Meetings Without Boundaries for Crowne Plaza® Hotels & Resorts to capitalise on the rising demand for flexible meetings and gatherings.
• Expanding our portfolio of extended stay properties across our Suites collection, including Candlewood Suites® and Staybridge Suites®, to offer guests an unparalleled extended stay experience.

2 Increasing focus on sustainability 3 Technology enhancing guest experiences Guests and organisations are increasingly focused on the environmental impact of their travel. A study by the World Travel and Tourism Council (WTTC) revealed that 75% of travellers are looking to choose sustainable travel in the future, while 59% have chosen some form in recent years. Business customers are also increasingly paying closer attention to sustainability, with 92% of business travel professionals stating it is a priority for their organisation, according to a recent survey by GBTA. This trend is set to strengthen, with increased public scrutiny, more media coverage, and stricter reporting rules leading to more companies reporting on their GHG emissions. As sustainability concerns grow, guests are expected to choose companies prioritising sustainable practices. However, according to a Boston Consulting Group (BCG) study, 10% of consumers currently prioritise sustainability as a top driver of choice when making travel purchasing decisions. Travel companies must continue collaborating to establish shared frameworks that enable guests to easily access and act on sustainability information – for example, improving booking tools to display relevant sustainability details across the travel ecosystem. Technology is redefining the travel experience, from helping inspire guests for their next trip to customising their in-room stay experience. Guests increasingly rely on digital technology, such as social media, web searches and online reviews, for inspiration and information. In fact, 75% of travellers say they have been inspired to travel to a specific destination by social media, while 48% want to travel to destinations that will allow them to ‘show off on social media’, according to a survey by American Express Travel. According to Deloitte research, hotels are among the most popular categories of personalisation among customers (47%) and many customers are willing to pay more for a customised product or service. This includes booking a room with a view or more space or being able to stream content from their devices to their in-room TV. Hotel companies are also continuing to leverage advances in artificial intelligence (AI), machine learning (ML) and analytics to create more personalised and targeted experiences for guests, and to help inform marketing, customer service and revenue forecasting. Our responses include: • Progressing towards our Science-Based Target (SBT) through initiatives such as driving energy efficiency across our existing hotels, facilitating access to renewable energy opportunities and developing plans for new-build hotels that operate at low carbon. • Supporting hotels with the launch of the new Meeting for Good sustainable meetings programme and by facilitating access to leading third-party sustainability certification programmes. • Playing an active role in cross-industry conversations focused on driving visibility, alignment and clarity in sustainability initiatives relevant to travellers, including corporate customers. See pages 33 to 35, and 52 to 59, for more information. See our Responsible Business Report (RBR)   ihgplc.com/responsible-business/reporting Our responses include: • Launching IHG® Wi-Fi Auto Connect to allow members to connect to the hotel’s wi-fi automatically, seamlessly and securely upon arrival. • Launching a next-generation IHG mobile app to give our guests more choice and unlock the benefits of our transformed IHG One Rewards loyalty programme. • Rolling out the ability to upsell unique room attributes across the estate, enabling a more seamless and personalised booking experience. → See pages 22 to 23, 26 to 27, and 36, for more information.

Strategic Report
A for brand everyone
Our focus on having a diverse selection of brands has transformed our portfolio, enabling us to meet the needs of a broader range of guests and owners, while growing our estate to more than 6,300 hotels globally.
The demand for branded players continues to drive fresh opportunities to reach scale in high-growth markets, as guests seek new experiences and owners look for more ways to grow with us. This year, we launched our 19th brand, Garner. Designed for the midscale conversion space and complementing our new-build brand avid™, its arrival signals our intent to establish an industry-leading presence in midscale, just as we have in upper midscale with our iconic Holiday Inn Express® and Holiday Inn brands.
Accounting for 37% of openings and signings combined globally in 2023, conversions continue to grow in importance and Garner strengthens our offer by giving owners quick access to IHG’s scale, enterprise platform and loyalty programme.
We also continue to diversify the mix of our estate, with our Luxury & Lifestyle brands increasing our exposure to high-fee income segments. IHG is now one of the industry’s biggest players in this segment, with Luxury
& Lifestyle collectively representing 22% of our pipeline – around twice the size it was five years ago.
To support the growth of all our brands, we continue to invest in our enterprise, including our digital channels, a transformed IHG One Rewards loyalty programme and a powerful marketing campaign behind our IHG Hotels
& Resorts masterbrand to grow awareness of our brands and drive demand to our hotels.

Strategic Report

MASTERBRAND AND LOYALTY

IHG HOTELS & RESORTS

IHG ONE REWARDS

LUXURY & LIFESTYLE

SIX SENSES
25 open
42 pipeline

REGENT
10 open
11 pipeline

INTERCONTINENTAL HOTELS & RESORTS
222 open
100 pipeline

VIGNETTE COLLECTION
11 open
18 pipeline

KIMPTON HOTELS & RESTAURANTS
78 open
54 pipeline

HOTEL INDIGO
153 open
132 pipeline

PREMIUM

VOCO
62 open
74 pipeline

HUALUXE HOTELS AND RESORTS
20 open
25 pipeline

CROWNE PLAZA HOTELS & RESORTS
408 open
126 pipeline

EVEN
26 open
33 pipeline

ESSENTIALS

Holiday Inn Express
3,171 open
632 pipeline

Holiday Inn
1,202 open
246 pipeline

Garner
2 open
5 pipeline

avid
67 open
141 pipeline

SUITES

ATWELL SUITES
2 open
41 pipeline

STAYBRIDGE SUITES
325 open
164 pipeline

Holiday Inn Club Vacations
30 open
2 pipeline

CANDLEWOOD SUITES
376 open
151 pipeline

EXCLUSIVE PARTNERS

IBEROSTAR BEACHFRONT RESORTS
49 open
5 pipeline

IHG pipeline includes 14 other and unbranded hotels.

A brand for everyone

IHG | Annual Report and Form 20-F 2023 17

MASTERBRAND AND LOYALTY LUXURY & LIFESTYLE 25 open 10 open 222 open 11 open 78 open 153 open 42 pipeline 11 pipeline 100 pipeline 18 pipeline 54 pipeline 132 pipeline PREMIUM 62 open 20 open 408 open 26 open 74 pipeline 25 pipeline 126 pipeline 33 pipeline ESSENTIALS 3,171 open 1,202 open 2 open 67 open 632 pipeline 246 pipeline 5 pipeline 141 pipeline SUITES 2 open 325 open 30 open 376 open 41 pipeline 164 pipeline 2 pipeline 151 pipeline EXCLUSIVE PARTNERS 49 open 5 pipeline IHG system size includes 124 other and unbranded hotels, of which eight will be rebranded to voco and five will be rebranded to Vignette Collection. IHG pipeline includes 14 other and unbranded hotels. A brand for everyone IHG | Annual Report and Form 20-F 2023 17

Strategic Report Our strategy In 2023, to further strengthen our ability to drive future growth, we evolved key elements of our strategy, including our ambition, strategic pillars and growth behaviours. hese changes build on the investments we have made to transform our business Tin recent years, where we have expanded Our strategy our portfolio from 11 to 19 brands and significantly strengthened our enterprise. This includes a transformed IHG One Rewards loyalty programme, refreshed masterbrand, new partnerships and WHAT WE DO an enhanced web and mobile offer, as well as Provide True Hospitality for Good embarking on our Journey to Tomorrow to invest in our people, bring positive change in our communities and deliver more sustainable hotels. WHY WE DO IT Our purpose of True Hospitality for Good remains at the To be the hotel company of choice heart of our brands and culture and is therefore unchanged, but as an organisation, we have simplified our ambition for guests and owners to focus on what is central to accelerating growth: being the hotel company of choice for guests and owners. To make it happen, we have fine-tuned our strategic HOW WE MAKE IT HAPPEN pillars and introduced new behaviours to sharpen our mindset for success and accelerate our growth by capitalising on what we have built. Over the long term, with disciplined execution, our strategy drives the growth of our brands in high-value markets. RELENTLESS BRANDS GUESTS It creates value for all our stakeholders and delivers FOCUS ON GROWTH AND OWNERS LOVE sustained growth in cash flows and profits, which can be reinvested in our business and returned to shareholders. LEADING CARE FOR COMMERCIAL OUR PEOPLE, ENGINE COMMUNITIES AND PLANET OUR GROWTH BEHAVIOURS AMBITIOUS DEDICATED COURAGEOUS CARING

Strategic overview Relentless focus Brands guests on growth and owners love We are accelerating the global growth of our brands We are focused on delivering tailored services and on the back of a transformed portfolio that’s giving solutions to meet the expectations of guests and owners. our guests and owners more choice across segments. In 2023, this included strengthening guest benefits for In 2023, we launched our midscale conversion brand IHG One Rewards, building awareness of our masterbrand Garner, grew and strengthened both new and existing and reducing costs for owners. brands, and extended our presence in Luxury & Lifestyle. See pages 22 to 25. See pages 20 to 21. 275 4 Hotels opened in 2023 Our Guest Satisfaction Index continued to maintain a four-year high Leading Care for our people, commercial engine communities and planet We invest in the tools, technology and solutions that make With more than 6,300 hotels in our global estate, it’s vital the biggest difference for guests and owners. In 2023, the that as we grow, we do so responsibly and sustainably growth of IHG One Rewards membership at a record rate for our communities, the environment and the long-term and strengthened enterprise contribution were among key success of our business. In 2023, we made significant strategic highlights. progress in investing in our people and culture, bringing positive change to our communities and delivering more See pages 26 to 27. sustainable hotels. See pages 28 to 35. ~80% >30,000 Participants received free access to skills and training through Enterprise contribution, up from 72% three years earlier our IHG Academy

Strategic Report Our strategy continued PRIORITY: e have grown our portfolio from 11 to 19 brands in just six years Walongside significantly investing Relentless in the quality of our existing ones to fuel demand from owners and guests globally. This transformed portfolio is increasing the focus on breadth of our offer across every segment. Supporting our brands is a sharper, stronger enterprise, including our award-winning IHG One Rewards loyalty programme, growth masterbrand and a transformed web and mobile experience. Our focus is on using what we have built to grow our brands at pace in high-value markets and segments around the world. 2023 AT A GLANCE What we achieved in 2023 Surpassed We opened 275 hotels in 2023 to surpass 2,016 6,300 globally and signed another 556 to 6,300 our pipeline, taking it to 2,016 hotels. Our Q4 Pipeline hotels, equivalent openings and signings performance was one Open hotels globally to 32% of today’s system size of our biggest-ever quarters for development activity, while across the year we saw 31 hotel openings represent a debut in a new country >40% 37% for a particular IHG brand. The enduring appeal of our heritage brands Of global pipeline Of openings and was seen in Essentials, where our Holiday under construction signings combined Inn Brand Family generated 38% of hotel were conversions openings and signings globally, and in Premium, where Crowne Plaza reached 534 open and pipeline hotels, supported Garner becomes Hotel openings by a modernised Americas estate and IHG’s 19th brand 31representing a debut growth in markets such as Greater China, in a new country for where it is the leading upscale brand. a particular IHG brand To unlock the growth potential of what is already one of the industry’s biggest Luxury & Lifestyle portfolios, we made organisational changes to ensure central support teams and regional colleagues work together to create offers tailored to local market priorities. We reached 150 openings and signings in this segment in 2023, including the first Vignette™ Collection in the Americas and the return of InterContinental® Hotels & Resorts to Rome – one of 37 openings and signings for the brand as its pipeline reached 100 hotels for the first time. With properties secured in more than 20 countries, the rapid global expansion of Kimpton® Hotels & Restaurants continued, including a debut signing in Saudi Arabia. The iconic Regent Carlton Cannes was among several halo properties showcasing key brand hallmarks in what was a strong year for the brand, where other flagship openings included Shanghai on The Bund. Six Senses® Hotels, Resorts & Spas reached a landmark 25th property, with the opening of the Southern Dunes, The Red Sea in Saudi Arabia, while a debut opening in Sydney was among 42 openings and signings for Hotel Indigo®.

Underlining the pace and scale of our progress, our six Luxury & Lifestyle brands now collectively represent 22% of our rooms pipeline – around twice the size of five years ago. In November, 31 Luxury & Lifestyle properties were awarded Condé Nast Traveler’s Readers’ Choice Awards – 10 more than the previous year.

Our strategic focus on accelerating conversion deals continued to drive growth. They reached record levels in 2023, comprising 37% of openings and signings combined, thanks to our work to increase the breadth of our portfolio and strengthen our enterprise for owners looking for fast access to our scale and systems.

To further accelerate our growth, we launched our new Essentials midscale conversion brand, Garner, to complement our new-build avid hotels brand in the space. Garner gives guests one-of-a-kind trusted stays at a lower price point and serves demand from hotel owners to convert to an IHG brand and quickly benefit from access to our enterprise platform, including our revenue-generating systems, distribution channels and loyalty programme that support performance, increase efficiencies and drive returns. Since becoming franchise-ready in the US in September, Garner rapidly achieved its first seven signings and two openings by the end of the year. The brand will also head to other markets in 2024, including Mexico and Japan. We expect Garner to reach an estate of over 500 hotels over the next 10 years and 1,000 hotels over the next 20 years.

Strong progress with newer brands continued. Celebrating its fifth birthday, avid reached 67 open hotels, including its first in New York, while Atwell Suites™ grew its pipeline to 41. To support demand in the US, we are educating lenders about the performance, revenue opportunities and return on investment of these two brands and have provided owners with ground-break incentives to speed up building time. Also continuing its growth trajectory, Vignette Collection has now secured 29 Luxury & Lifestyle properties in two years since launch, while fast-growing Premium brand voco™ hotels achieved debut openings in Japan and Vietnam on the way to reaching 136 open and pipeline hotels. In our Exclusive Partners category, 49 out of up to 70 Iberostar Beachfront Resorts properties were added to IHG’s system to capitalise on the growing demand for resort and all-inclusive stays.

Specifically in Greater China, we surpassed 700 open hotels in 2023. The pace of development activity has increased since we introduced our franchising model a few years ago as part of a shift away from a more managed estate. This model is now available across Holiday Inn Express, Holiday Inn, Crowne Plaza, EVEN™ Hotels and voco, and by the end of 2023 had contributed to 38% of our open estate and more than 50% of our pipeline in the region.

What’s to come

We have grown our development pipeline to more than 2,000 hotels, the equivalent of 32% of today’s system size. This, coupled with key investments in our enterprise, sets the stage for sustainable system size growth in the years ahead.

Crowne Plaza Utrecht – Central Station, the Netherlands

Our focus areas include extending the leadership of our Essentials brands, such as Holiday Inn and Holiday Inn Express, in major markets by building on our work to optimise the cost to build, open and operate.

We will speed up conversion deals to capitalise on owner demand and growth opportunities, including taking Garner to scale quickly in the midscale segment. We will also work closely with owners to continue expanding other newer brands, such as avid and Atwell Suites, as part of a more comprehensive owner engagement strategy designed to accelerate building and ramp-up for new hotels across our estate.

In Luxury & Lifestyle, we will focus on asserting our leadership of this higher-fee space by embedding our growth strategy and new operational approach, as well as expanding our branded residences offer.

The first Garner Hotel officially opened in Auburn, Washington in the US on 18 December, 2023

Our strategy | Relentless focus on growth	IHG | Annual Report and Form 20-F 2023	21

Strategic Report

Our strategy continued

PRIORITY:

Brands guests and owners love

2023 AT A GLANCE

Extended reach of Guest How You Guest campaign, lifting awareness and brand favourability measures

IHG ONE REWARDS

IHG One Rewards loyalty programme members have grown to

>130m

New procurement programmes enabling owners to benefit from IHG's scale

Guest Satisfaction Index maintained at a four-year high

Advocated for our owners and industry through collaboration with governments and trade bodies

What we achieved in 2023

22 IHG | Annual Report and Form 20-F 2023

Strategic Report Our strategy continued PRIORITY: Brands guests and ur success relies on putting our guests and owners at the heart Oof everything we do to ensure our business and brands stand out as owners love the preferred choice for exceptional experiences and strong returns. What we achieved in 2023 2023 AT A GLANCE With strong demand around the world pushing RevPAR 16% ahead of 2022 levels and almost 11% up on 2019, we are greeting Extended reach of New procurement guests with fresh experiences, enhanced Guest How You Guest programmes service and the latest technology to meet campaign, lifting enabling owners evolving expectations. awareness and brand to benefit from Our IHG One Rewards programme plays favourability measures IHG’s scale a key role in capturing guest demand. Since transforming our loyalty offer in 2022, we have scaled its benefits, making Food Guest Satisfaction Index & Beverage Rewards redeemable at more maintained at than 5,900 hotels globally and increasing a four-year high Reward Nights by around 40% since 2019. The programme continues to gain notable IHG One Rewards loyalty industry recognition, too, including winning programme members seven Freddie Awards in 2023, the most have grown to Advocated for our owners prestigious member-generated awards in and industry through the travel loyalty industry. collaboration with >130m governments and Our mobile app supports access to IHG One trade bodies Rewards and this year we have continued to enhance its capabilities alongside creating easier-to-navigate brand websites. These are at the heart of a smoother, richer customer booking journey that features several stay enhancements, including the upsell of unique room attributes, where guests can seamlessly select add-ons and tailor their stays.

Our technology continues to improve customer service, with innovations being made through artificial intelligence (AI) that are providing a more intuitive guest experience for our Digital Concierge chatbot service. Speech AI is dealing with reservation conversations, we continue to roll out IHG Voice to automatically handle calls in hotels to reduce the burden on busy teams and our 24/7 asynchronous service is enabling guests to resolve their queries with reservations and customer care agents via chat. With the growth in AI capabilities and IHG’s scale investment, we have already increased end-to-end AI-led customer self-service by 53% in 2023 compared with a year earlier, with the potential for this to continue growing and driving additional cost-efficiency and effectiveness for our owners, as well as further increases in guest satisfaction.

We have also introduced further enhancements on property. This includes a next-generation payments system speeding up check-in and reducing fees for owners at more than 3,800 hotels in the US and Canada and the rollout of IHG Wi-Fi Auto Connect to connect IHG One Rewards members to hotel wi-fi automatically.

Key updates to our brands included an upgraded breakfast for Holiday Inn in the US and Canada with streamlined labour costs, a vibrant new service culture for InterContinental to drive performance and growth, and improved breakfast and design for Holiday Inn Express in Greater China.

The work we are doing in collaboration with our owners and hotel teams is making a difference for guests, with our Guest Satisfaction Index, which measures our outperformance against peers, continuing to maintain a four-year high.

For corporate guests, we are supporting organisations in how they are bringing their teams together in today’s hybrid world. We launched Meeting for Good to provide more sustainable meetings and events and a new programme for Crowne Plaza in Greater China that blends social areas and work spaces to meet demand for combined business and leisure travel.

For our hotel owners, we remain focused on providing the operational and commercial support they need to strengthen performance and capture demand. IHG One Rewards is playing a central role, having grown to more voco Brussels City North, Belgium

than 130 million members in 2023. Supporting it in attracting consumer attention and driving revenue to our hotels is our masterbrand strategy, which is putting IHG Hotels & Resorts in more places, more often, to lift awareness and brand favourability measures. At the heart of this approach is our Guest How You Guest global marketing campaign, which extended its reach across markets, channels and events to increase IHG’s appeal with key demographics, supported by targeted regional promotions and brand marketing campaigns – including our largest ever for Hotel Indigo.

We continue to engage closely with our hotel teams and owners on how we can best drive performance – connecting with General Managers on regular calls and at regional conferences, and with owners through webinars, meetings and our first-ever IHG Americas Premium Investors & Leadership Conference in 2023.

During the year, we introduced more efficient design prototypes for renovations and new-builds across several of our brands and expanded our procurement solutions to create more resilient supply chains that benefit from IHG’s scale. This includes the rollout of our new Hotel Purchasing Services programme for our Essentials and Suites brands in the Americas and select markets throughout EMEAA, providing end-to-end support to speed up renovations and openings. Our Group Purchasing Organization agreements now cover more than 100,000 items and our Procure-to-Pay platform in Europe, Greater China and the Middle East also allows hotels to purchase products collectively to reduce costs.

Developing sustainable solutions is crucial to the long-term success of IHG, our owners’ businesses and the industry, and this year we have made progress while at the same time strengthening owner returns. For example, we have expanded our Community Solar

We continue to engage closely with our hotel teams and owners on how we can best drive performance.”

initiative to provide access to renewable energy in several US states, helping reduce hotel energy bills; our turnkey financing solution is simplifying the installation of energy conservation measures; and our collaboration with certification programmes is enabling owners to showcase their sustainability credentials to guests and corporate clients to increase bookings and drive revenue.

  See pages 33 to 35 to find out more.

Important work continues on supporting the industry on a broader scale, as we collaborate with governments, peers and trade bodies on a range of issues. We also launched IHG LIFT in 2023 to create more hotel development support in the US and Canada for historically under-represented groups within the hospitality industry and to further diversify our owner community.

Award-winning

7

Freddie Awards won by our

IHG One Rewards loyalty programme

Our strategy | Brands guests and owners love	IHG | Annual Report and Form 20-F 2023	23

Strategic Report Our strategy continued Brands guests and owners love continued

What’s to come

We are focused on making the IHG Hotels & Resorts masterbrand a household name that continues to drive awareness of our brands. We will do this by showcasing the strength of our offer across segments through dedicated marketing support, global brand campaigns and strategic partnerships.

The quality and consistency of the guest experience also remains a key focus – from loyalty recognition to property condition – and we will deliver training, data insights and property improvement plans to support hotels. Enhanced loyalty benefits, service and digital products will help create even richer and more rewarding guest experiences in 2024.

For our owners, we will continue to reduce the cost to build, open and operate our hotels, from delivering cost-effective brand formats to creating efficiencies in furniture, fixtures and equipment. Supporting this, we will bring our new Hotel Purchasing Services programme to scale to ensure a more seamless opening process for more of our owners, while tailored supply chain solutions will support further rapid growth of our newer brands and Luxury & Lifestyle portfolio.

    Hotel Indigo Galapagos, Ecuador

24	IHG | Annual Report and Form 20-F 2023

Why hotel owners choose to work with IHG
Hotel owners choose to work with IHG because of the trust they have in our brands and our track record in delivering strong returns.

Why hotel owners choose to work with IHG Hotel owners choose to work with IHG because of the trust they have in our brands and our track record in delivering strong returns. Strength of brands A portfolio of brands across industry segments, designed to drive owner returns Global sales organisation Strong loyalty We have developed programme and a global sales enterprise enterprise contribution to drive higher-quality, Almost 80% of room lower-cost revenue to revenue delivered to our hotels hotels by IHG’s managed channels and sources Sustainability Commercial engine tools and expertise We have invested in We have developed our cloud-based IHG tools, training and ConcertoTM platform, programmes to including our Guest support hotels and Reservation System provide better data and our digital and insights to enable channels, to enhance them to reduce their the guest experience energy, waste and and strengthen water consumption owner returns Procurement Investment in hotel lifecycle We use our scale to reduce management and operations costs for owners, with We have invested in technology, procurement programmes systems and processes to for hotel goods, services support performance, increase and construction efficiencies and drive returns for our owners

Our strategy | Brands guests and owners love	IHG | Annual Report and Form 20-F 2023	25

Strategic Report

Our strategy continued

PRIORITY:

Leading commercial engine

2023 AT A GLANCE

50%
Increase in loyalty enrolments year-on-year – a record rise

IHG ONE REWARDS

Loyalty penetration increased, with members now responsible for
>55%
of room nights globally

~80%
Enterprise contribution from IHG-managed channels and sources – up from 72% three years ago

38%
Increase in revenue driven by app year-on-year

>6,000
Hotels now featuring attribute upsell, enabling guests to personalise their stays

What we achieved in 2023

26 IHG | Annual Report and Form 20-F 2023

Strategic Report Our strategy continued PRIORITY: nvestments in our loyalty programme, technology platforms, data and analytics, Leading Iand partnerships are raising the bar on the guest experience and driving commercial performance for IHG. Every solution and tool we are developing is firmly focused commercial on gaining competitive advantage for our brands, business and owners. What we achieved in 2023 engine Illustrating the success of our commercial engine across our technology platforms, sales and distribution channels, in 2023 2023 AT A GLANCE we saw enterprise contribution from IHG-managed channels and sources reach Loyalty penetration increased, almost 80%, up from 72% three years ago. with members now responsible for Our ability to provide hotel owners with 50% higher-value customers at a lower cost of customer acquisition in this way is key Increase in loyalty enrolments >55% to the attractiveness and proven success year-on-year – a record rise of our entire enterprise. of room nights globally Our transformed loyalty programme is playing an important role in our progress. Members spend approximately 20% more in hotels than non-members and are around ~80% 38% 10 times more likely to book direct. In 2023, Enterprise contribution Increase in revenue we achieved a record year for enrolments, from IHG-managed driven by app which were up 50% on 2022 and 24% ahead channels and sources year-on-year of 2019, taking us to more than 130 million – up from 72% three years ago members. Loyalty penetration also increased, with members responsible for over 55% of room nights globally during the year. We know that recognised members are also >60% >6,000 20% more likely to return to a property, so we are working closely with our hotel teams Increase in new US co-brand Hotels now featuring attribute to embed a culture of loyalty. This includes credit card accounts upsell, enabling guests to setting up a taskforce providing materials, year-on-year personalise their stays job aids and training for colleagues, and 26 IHG | Annual Report and Form 20-F 2023

introducing incentives like Food & Beverage Rewards for guests to drive repeat bookings in a way that minimises impact on the bottom line for owners.

Following the update of US co-brand credit cards alongside the relaunch of our loyalty programme, the number of new accounts have continued to increase very strongly and, in 2023, were up more than 60% year-on-year and over 80% on 2019 levels. There has also been continued growth in average card spend, both on a year-on-year basis and vs 2019.

Further deepening our relationships with guests and driving more business to our hotels, we have expanded our strategic partnerships to enable IHG One Rewards members to redeem points in exchange for more unique experiences at sporting events and music festivals, as well as exclusive member privileges with other leading brands.

As the gateway to IHG One Rewards, our mobile app is also playing an integral role in driving loyalty contribution, direct bookings and incremental spend during stays. Since relaunching it in 2022, we have made thousands of enhancements to further improve the guest experience and drive revenue to our hotels. It has achieved strong user ratings in the App and Google Play stores and the IHG mobile app and other mobile channels now account for 58% of all digital bookings. The number of downloads were up 60% year-on-year, too, with revenue driven by the app increasing 38%.

In Greater China, we continue to enhance our capabilities on WeChat – the region’s popular messaging, social media and mobile payment app. Updates to the IHG WeChat channel contributed to an 8% increase in booking conversion rates year-on-year and it generated nearly twice as much revenue.

Our mobile app is part of a wider transformation of the booking journey. By the end of 2023, refreshed brand websites covering 92% of open hotels had been redesigned and relaunched. Linked to this, the upsell of unique room attributes on IHG’s Guest Reservation System (GRS) is now available in over 6,000 hotels, enabling guests to seamlessly select add-ons when making reservations, and owners to generate maximum value from their hotel’s unique attributes. Guests who select an upsell on our digital booking channels drive an average nightly room revenue increase of $18 across our Essentials and Suites brands, and $40 for Luxury & Lifestyle. Our GRS capabilities also enable more effective cross-sell of guest stay extras, such as F&B credits, lounge access, additional in-room welcome amenities and parking, as part of the redesigned booking flow.

What’s to come

We will continue to accelerate the impact of IHG One Rewards by scaling benefits and improving the on-property experience. This will involve data-driven marketing across our booking channels, while in our hotels we will provide further training and use innovative approaches to inspire colleagues to deliver even more consistent guest experiences. This includes IHG Climb – a new interactive gaming-based platform that engages hotel teams to help drive and enhance performance towards their hotel loyalty metrics. So far, it has been rolled out across the US and parts of Canada, where we are already seeing high levels of engagement and improved performance.

Continuing our focus on providing best-in-class platforms, IHG’s revenue management system employs a new cloud-based platform that incorporates leading data science and forecasting tools to deliver advanced insights and recommendations to owners as part of our enhanced revenue management services. Already in pilot, the rollout is targeting approximately 4,000 hotels in 2024.

Work will also begin on our next-generation property management system to create greater value for owners – where a single cloud-based view across properties will enable us to deploy fast, efficient enhancements at scale.

We will continue to integrate the Iberostar Beachfront Resorts brand into our systems and booking channels. This strengthens our all-inclusive and resort offer and lays the foundation for growing our Exclusive Partners collection by underlining the value of our commercial engine.

Building on the success of our relaunched co-brand credit cards, we will focus on the continued growth of our existing programmes and explore opportunities globally to better serve our growing loyalty base in key markets.

Our strategy | Leading commercial engine	IHG | Annual Report and Form 20-F 2023	27

Strategic Report Our strategy continued PRIORITY: Care for our people, e recognise that profit and growth are intrinsically linked Wto doing the right thing and caring for our people, the communities communities in which we operate, and the world around us has been at the heart of our business for many years. Guiding our actions is Journey to Tomorrow, and planet our responsible business plan consisting of a series of commitments to 2030. This is underpinned by our strategic priority to care for our people, communities and planet, and aligned with the UN Sustainable Development 2023 AT A GLANCE Goals and IHG’s purpose of providing True Hospitality for Good. 87% >89,000 Progress against our commitments, which include creating a more inclusive workplace, Overall employee Hours collectively supporting our communities and reducing engagement +1%pt on 2022, dedicated by colleagues our carbon, waste and water usage, are with IHG named a Global Best in 2023 during IHG’s monitored and measured by the Board’s Employer by Kincentric Giving for Good month Responsible Business Committee. Not only are our actions crucial to the world around us, they are increasingly important to our guests, owners and investors, too, 3.8% 15 and are therefore critical for our reputation Reduction in carbon The number of relief and growth. Reflecting a changing world, emissions per occupied efforts we responded to each commitment focuses on areas where room since 2019 around the globe alongside we can make the biggest impact, so that our charity partners IHG continues to grow responsibly. See key matters discussed by the Board on page 101 to 103 and the Responsible Business Committee Report on pages 112 and 113. See our Responsible Business Report at Giving for Good month made a positive difference ihgplc.com/responsible-business/reporting to the lives of over 248,000 people globally 28 IHG | Annual Report and Form 20-F 2023

Our people are fundamental to IHG achieving its purpose and strategic goals. IHG’s business model means that we do not employ all colleagues. We directly employ individuals in our corporate offices, certain reservation centres, and managed, owned, leased and managed lease hotels. However, not all individuals in managed, owned, leased and managed lease hotels are directly employed and, in general, we do not employ any individuals in franchised hotels (nor do we control their day-to-day operations, policies or procedures).

What we achieved in 2023

People engagement

We have numerous forums available for employees to share their thoughts, including Employee Resource Groups (ERGs), a designated Non-Executive Director for workforce engagement, and Colleague HeartBeat, our employee engagement survey, which allows people to express their views on key aspects of working at IHG.

In our 2023 survey, our overall employee engagement stood at 87%, a 1%pt improvement on last year, which once again saw IHG accredited as a Kincentric Global Best Employer. The survey also highlighted areas that we can strengthen further, including enabling infrastructure, rapid and high-quality decision making, and rewarding and recognising strong performers. Ensuring consistent experiences across all aspects of work was identified as a key driver for future performance. Actions taken during 2023 on talent and staffing saw a significant improvement in perceptions in these areas.

Developing and retaining talent

To achieve our growth ambitions, we invest in attracting and retaining a diverse and talented workforce through our employer brand, which includes our promise to support employees throughout their career by giving them Room to Belong, Room to Grow and Room to Make a Difference.

Each promise is supported by programmes designed to enable employees to thrive both within the workplace and outside.

For example, this year we piloted a new corporate onboarding programme in the US, UK, India and the Philippines aimed at embedding IHG’s culture with new employees. We celebrated each of our employer brand promises with a week of learning events. This enabled the business to spend time focusing on creating an inclusive culture where everyone can thrive, supporting employees in developing their careers and helping make a difference to the world around them.

We provide learning programmes, masterclasses, resources and toolkits to ensure colleagues have the capability to support IHG’s performance and development processes. Particular focus is placed on having meaningful career conversations and helping managers and employees support career development.

Managers have continued to hold quarterly check-ins with their teams as part of our performance management process, providing feedback and guidance on goals, behaviours and development to ensure everyone is focused on the right priorities.

Our strategy | Care for our people, communities and planet	IHG | Annual Report and Form 20-F 2023	29

Strategic Report

Our strategy continued

Care for our people, communities and planet continued

IHG’s reward strategy aims to attract, retain, motivate and engage top talent. It is supported by a robust governance approach that ensures our reward and recognition practices are fair and consistent across our employee and colleague population, regardless of gender and other aspects of diversity, and there is alignment between the wider direct workforce and executive remuneration. Further details between the alignment of the wider workforce and executive remuneration can be found in the Directors’ Remuneration Report on pages 116 to 140.

For our hotels, Journey to GM (our General Manager talent acceleration programme) continues to build a pipeline of talent to meet both our growth ambitions as a business and the aspirations of employees seeking rewarding careers at IHG. Following our first cohort in 2021, we have seen 65% of participants either move into their first GM role or receive a substantial promotion in our EMEAA and Americas regions. For our Luxury & Lifestyle GMs, we delivered brand immersion sessions to bring each of our brands to life. We also continued to develop our hotel talent management practices during 2023 so we can see critical gaps we need to fill.

Investing in HR technology and Global Learning

In 2023, we continued to evolve our HR system by adding a new helpdesk and digital assistant, in-sourcing our HR Shared Service team and enhancing our support section within Our People Tools HR platform. We have transitioned from legacy payroll systems within the UK and US.

Our Global Learning strategy is designed to ensure that we all have the tools and resources we need to perform at our best, meet the needs of our stakeholders and develop personally as part of our Room to Grow commitment.

This year, our learning platform provided 345,000 users across our corporate offices, franchised and managed hotels with access to flexible training so they could personalise their learning experience to address specific needs and strengthen opportunities for career development.

A key element of our offer is IHG University, which was launched in 2023. There are four schools to support corporate employees, frontline colleagues in our hotels, GMs and hotel department leaders, and owners. The university champions individual learning, career development, talent acceleration and best practices.

IHG University received the Brandon Hall Group Bronze award for excellence within the category of Best Advance in Custom Content, as well as awards for Digital Learning Best Practice and Best Digital Learning Team by Online-Edu.

Attracting talent

To help attract the talent we need to fulfil our growth ambitions, we have invested in a comprehensive suite of channels and platforms. Our IHG careers website had over 2.46 million visitors in 2023, while there has also been a 51% rise in visitors to our new digital channels, which include Instagram, YouTube and TikTok. This has generated 9.32 million views of our employer brand content globally over the past year, which we are boosting with paid sponsorship of key job opportunities to drive thousands of applications for frontline roles in our hotels.

To help tackle the industry shortage of talented and experienced Luxury & Lifestyle GMs, our dedicated Luxury & Lifestyle team has implemented a specialised recruitment strategy to address this gap and build further trust with our owners.

We also continue to invest in tools and guides to ensure a transparent, equitable, inclusive and efficient hiring process to elevate the recruitment experience for the corporate and hotel candidates who apply to IHG each year.

Recognising the importance of attracting and developing talent whatever their backgrounds, circumstances, or abilities, we expanded the number of organisations we’re working with in the US to attract students to our 10-week paid internships. This will enable us to further diversify our early careers pipeline. Our work continues with Historically Black Colleges and Universities in the US, and the Leonard Cheshire and 10,000 Black Interns Foundation charities in the UK. While in Greater China, we have established partnerships with five special education schools to nurture talent among people with disabilities.

Championing a diverse culture where everyone can thrive

A cornerstone of our culture is our passion for inclusion, and our Global DE&I Board and regional DE&I councils help shape actions across our markets that are aligned to our Journey to Tomorrow commitments.

  Our commitment is emphasised through, and is backed up by our 2023 DE&I Progress Report, which you can find on our website:
ihgplc.com/en/responsible-business/people

Driving gender balance across our leadership

Globally, 35% of our leaders working at VP level and above are female (vs an ambition of 39% by 2025), and we are one of the few large global organisations to have a gender-balanced employee population, of which 52% is female.

A key focus is attracting more women into functions that have been historically less gender-balanced, such as Commercial, Operations, Technology and Development. We’re also identifying and removing barriers to increase the number of female GMs across our estate, including establishing an alumni network for graduates of our Rise mentoring programme, which empowers our female colleagues in our hotels. Overall, more than 200 women have graduated from the programme so far, and this year we welcomed an additional 162 participants. We were delighted to see Forbes recognise IHG as one of the world’s top companies for women, and proud to be officially certified in the US as a Great Place to Work for parents, as well as featuring in the 100 Best Places to Work for Women.

As at 31 December 2023	Male	Female	Total

Directors	5	6	11

Executive Committee	6	3	9

Executive Committee direct reports	30	24	54

Senior managers (including subsidiary directors)	70	31	101

All employees (whose costs were borne by the Group or the System Fund)	5,546	7,916	13,462

Doubling under-represented groups among our leaders

We remain committed to having leaders who represent the diverse global nature of our business. Thanks to the self-disclosure of employees, we know that 22% of our global leaders working at VP level and above are racially or ethnically diverse and represent 16 nationalities.

We have identified the UK and US – where we have our largest populations of corporate colleagues – as markets in which we want to increase ethnic representation. We have set targets for the percentage of leaders working at VP level and above that are ethnically diverse in each market – 26% by 2025 in the US and 20% by 2027 in the UK, with an overall global target of 26% by 2025.

30	IHG | Annual Report and Form 20-F 2023

As part of these plans, we continue to focus on strengthening our approach to talent planning, including embedding our diverse talent programmes (Ascend in the US and The Network of Networks’ (TNON) Ethnically Diverse Programme, and Women in Hospitality, Travel & Leisure’s (WiHTL) Ethnic Future Leaders Programme in the UK) to develop the next generation of talent through our early career programmes and inclusive hiring practices. Furthermore, we are building relationships and collaborating across our markets to support people with disabilities. As at 31 December 2023 Ethnically Diverse Total Executive Committee 2 9 Global VPs and above 53 238 UK VPs and above 5 58 US VPs and above 24 133 Creating a culture of inclusion for our colleagues, owners and suppliers All EC members have a DE&I-related goal and, having rolled out conscious inclusion training for GMs and corporate employees in key markets in 2021, this year we made the training available to more than 16,000 colleagues in our franchised hotels. Insights from our Inclusion Index are also among the ways we are tracking progress. In 2023, the Index showed that nine out of 10 employees considered IHG to have an inclusive culture. We were proud to have been ranked second out of 850 companies on the Financial Times Europe’s Diversity Leaders 2024 list. InterContinental Fujairah Resort, UAE This year, we have seen significant growth of our ERGs and now have 4,000 members across 29 chapters. Playing a key role in underlining the value of inclusion, they brought employees together for moments such as the International Day of Persons with Disabilities, International Women’s Day and Pride Month. We are also continuing to drive inclusion within our hotel owner communities in the US and Canada by introducing IHG LIFT – an owner growth programme focused on creating more hotel development support for historically under-represented groups within the industry. InterContinental Marseille – Hotel Dieu, France To help drive inclusion in our supply chain, our Engaging Partnerships through Inclusion and Collaboration (EPIC) supplier diversity programme expanded to the UK during the year, representing the first international market outside North America. We also recognised the diversity programmes run by our key suppliers, and through our EPIC Allies initiative they are now working with us to identify diverse suppliers in their respective supply chains. We launched our Supplier Diversity Tier 2 programme, too, inviting key suppliers who share our values to report their diverse spend, so that IHG can influence further how our supply chain creates value for communities across the globe. Working with advocacy groups is critical to our success in diversifying our supply chain. Collaborating in this way offers a bridge between IHG and diverse businesses to support our supply chain inclusion, market capability influence and economic impact goals. As a result of collective action in 2023, IHG’s total spend among diverse suppliers was $111 million across North America, the UK and Tier 2 reporting. Supporting colleagues to prioritise their wellbeing and that of others In 2023, we achieved a 2%pt increase in our Wellbeing Index score (to 89%) for our hotel colleagues. Supporting our overall approach to colleague wellbeing, we also launched a UK network of mental health first-aiders, helping to ensure the right support is in place for everyone to feel at their best, and we made enhancements to our UK healthcare plan. Our strategy | Care for our people, communities and planet IHG | Annual Report and Form 20-F 2023 31

Strategic Report

Our strategy continued

Care for our people, communities and planet continued

With more than 6,300 hotels spanning over 100 countries, we are proud to be at the heart of thousands of communities around the world, as we strive to make a difference every day by delivering our purpose of True Hospitality for Good. Through providing skills training, supporting relief efforts following natural disasters, and fighting food poverty, we aim to improve the lives of 30 million people. In addition to direct funding and working with expert organisations, our colleagues contribute their time, skills and passion to address social needs within their communities.

To ensure that we measure our impact and maintain focus on areas where we can make the greatest difference, we adhere to the global standard for managing corporate community impact as members of Business for Societal Impact (B4SI).

What we achieved in 2023

Skills training and innovation

Our IHG Academy programme is aimed at increasing social mobility and building hospitality skills for the future. In 2023, our IHG Academy offerings saw more than 30,000 participants gain valuable employment and life skills, as the programme has grown to provide work experience, internships, apprenticeships and free online learning through our IHG Skills Academy to users all around the world. This year, we expanded our offer to include cognitive assessments, which enabled users to complete personality profiles and skills mapping assessments to help them identify their ideal roles.

g	To learn more about the impact of our IHG Academy programmes, see our 2023 Responsible Business Report.

Colleagues from our Shanghai office volunteered their time at a coffee shop, which employs individuals with disabilities

Number of people participating
in IHG Academy

Local action and Giving for Good month

We recognise that being in the heart of our communities, our hotels are best placed to assess local needs and provide tailored support where it is needed most, so we encourage the development of local collaborations in line with our policy and strategy for community impact.

Each year we come together as a company during September for IHG’s Giving for Good month, which sees colleagues volunteer and make a positive difference in their communities. In 2023, we worked with over 1,400 charities across events spanning nearly 80 countries. Colleagues collectively contributed more than 89,000 volunteering hours to communities, causes and charities, adding to a total of more than 121,000 volunteering hours during the year. Efforts throughout the month made a positive difference to the lives of over 248,000 people globally. Activities included giving clothes to housing shelters in Canada, raising money to provide clean water in

Egypt and providing meals to low-income hospital patients in Mexico. More than 270 projects focused on protecting the planet too, from beach and city clean-ups to replanting green spaces. This year, we also launched a tracker to help us better understand and celebrate the way hotels support their communities year-round.

Supporting our communities when disasters strike

We are proud of being there for our communities in times of need and continued working with a range of humanitarian aid organisations around the world to assist in their critical relief and recovery efforts.

In 2023, we supported 15 global relief efforts, which included responding to several natural disasters, from the earthquake in Turkey and Syria to the hurricanes in Mexico, working closely with charity relief experts CARE International and the American Red Cross.

We also activated the IHG Colleague Disaster Relief Assistance Fund on several occasions to support colleagues with immediate relief, including those affected by typhoon Mawar on the island of Guam.

32	IHG | Annual Report and Form 20-F 2023

Collaborating to aid those facing food poverty

Our commitment to supporting local charities across various markets is a vital means of addressing food security for those in need. This year, we expanded our work with local organisations, including Windsor Foodshare near our Global Headquarters, as well as KiwiHarvest and UK Harvest. This expansion helps support society’s most vulnerable and reduce food waste.

Our existing collaborations continued to thrive. We’re now in our fifth year of working with OzHarvest, a food rescue organisation in Australia, and we continue to build our relationship with JapanHarvest and VietHarvest. We also supported the Global FoodBanking Network, which operates in nearly 50 countries. This included expanding our work with Green Food Bank, the official branch of the network in China.

Our guests are also given the opportunity to show their support, and in 2023, nearly 35 million points redeemed by our IHG One Rewards members were donated to benefit the efforts of the global charities we work alongside.

Planet

The actions we take to deliver our Journey to Tomorrow plan help protect our planet and support the ongoing creation of more sustainable guest stays. We provide tools and information as well as work across the industry to help set standards to enable our hotels to reduce carbon emissions, manage waste and conserve natural resources. To do this, we continue to collaborate with hotel owners, suppliers, industry peers and governments.

g	See our TCFD, Responsible Business Committee Report and GHG emissions disclosures on pages 52 to 59, 112 and 113 and 238 to 240.
g	See our Responsible Business Report at ihgplc.com/responsible-business/reporting

Energy and carbon

Working closely with our hotel owners, we aim to help them reduce costs while decarbonising and future-proofing their assets.

We have set a target to reach a 46% absolute reduction in GHG emissions from our franchised, managed, owned, leased and managed lease hotels, from a 2019 baseline. This target has received validation from the Science Based Targets initiative (SBTi), aligning with climate science and the UN Paris Agreement.

While there was an increase in year-on-year emissions in 2023 due to the recovery in occupancy and growth in the size of the estate, we continued to drive energy efficiency with a 3.8% reduction in carbon emissions per occupied room from 2019, and a 1.9% absolute reduction against the baseline.

Given our business model and the dependencies for achieving our ambitious target, we have worked closely with our colleagues, owners and partners to devise a decarbonisation strategy focused on three key areas: decarbonising existing hotels, sourcing renewable energy, and developing new-build hotels that operate at very low/ zero carbon emissions.

In 2023, we moved to a more regionalised approach to ensure the measures we introduce at hotels take into account varying regional factors and still provide a good return on investment for our hotel owners.

We continued to update our brand standards and are integrating various Energy Conservation Measures (ECMs) into the expectations of hotels that work with us. All ECMs integrated into hotel brand standards are carefully considered, taking into account costs and impact. In 2022, we established our first set of energy efficiency global brand standards, and this year introduced further ECMs into our new-build hotel brand standards globally, as well as for our existing Essentials & Suites estate in the Americas. Standards include measures for lighting controls, occupancy-sensing thermostats and heat pumps. We will continue working on implementing additional brand standards tailored to each region and segment.

These ECMs will further drive energy reduction across our hotels and form part of our new ESG measure for the 2023/25 cycle of the Long Term Incentive Plan for Executive Directors and other senior leaders.

The solar farm in Illinois, US, where our hotels can access our Community Solar programme

Our strategy | Care for our people, communities and planet	IHG | Annual Report and Form 20-F 2023	33

Strategic Report

Our strategy continued

Care for our people, communities and planet continued

Being part of IHG ensures hotel owners receive the support, knowledge and resources necessary to help reduce their energy consumption and carbon emissions. One key example of this is our Hotel Energy Reduction Opportunities (HERO) tool, which guides hotels on effective actions tailored to specific buildings. It provides indicative capital costs, energy savings and payback periods based on the hotel’s facilities, climate and energy use. In addition, we are actively working to ensure that owners can access government incentives for sustainability measures requiring greater investment.

We are developing plans for hotels that operate with very low/zero carbon emissions. This includes a low-carbon hotel programme, focused primarily on the operational aspects of new-build hotels, to support delivery of our carbon and energy goals. We expect to launch this programme in 2024.

With the majority of our hotels operating through franchise agreements, we cannot directly procure renewable energy for most of the properties in our estate. However, we seek to help all our owners secure access to renewable energy, and have been exploring which options would be suitable for scaling across our estate.

One example of how we have been able to support our hotels is through our Community Solar programme, which is available in select markets across the US and requires no capital expenditure. It is currently active for IHG hotels across four states, with more to follow soon, where legislation supports the initiative and there is available capacity. Our commitment also extends to procuring renewable electricity for six of our global offices, including our Global Headquarters in Windsor in the UK and our Americas Headquarters in Atlanta in the US, as well as more than a quarter of our managed estate in Europe.

Waste

Our overarching objective is to embrace circularity by encouraging reuse or recycling of resources. This involves initiatives such as integrating recycled materials into new product manufacturing or ensuring that items at the end of hotel use find meaningful applications elsewhere. We also have processes and tools in place to assess the environmental sustainability of our suppliers and advise our hotels accordingly (refer to page 41 for updates on our responsible procurement progress).

In 2019, we became the first global hotel group to commit to replacing bathroom miniatures with full-size amenities, which has been implemented into brand standards across all our hotels globally. We have also committed to eliminating single-use items, transitioning to reusable or recyclable alternatives throughout the guest stay by 2030.

To further assist our hotels, we have developed a bespoke Single Use Items Toolkit for our hotel operators. Initially launched in EMEAA, in 2023 we made it available globally. It provides hotels with additional support and best-practice approach to reducing, reusing, replacing and recycling single-use items. Our updated sustainability credentials for our guest supplies, encompassing items like toothbrushes and razors, have been successfully implemented by many of our hotels this year in EMEAA.

Food waste is a key issue for the hospitality industry and we use a ‘prevent, donate, divert’ plan to minimise landfill contributions. At the industry level, we collaborate with peers to ensure a unified approach to collecting, measuring and reporting waste. All our hotels have access to food waste training as part of the GM training programme, which encourages hotels to track food waste and take action. Since its launch in 2022, the training has been accessed by more than 1,600 hotels and over 37,000 courses have been completed by managed and franchised colleagues.

We also use a range of technology to address the challenge – whether that’s an app that connects hotels with customers or communities when they have unsold surplus food or analytics to pinpoint areas of waste and provide chefs with real-time information.

34	IHG | Annual Report and Form 20-F 2023

Water Conserve water and help secure water access in those areas at greatest risk Our 2030 commitments • Implement tools to reduce the water footprint of our hotels. • Mitigate water risk through stakeholder collaboration to deliver water stewardship at basin level. • Collaborate to ensure adequate water, sanitation and hygiene (WASH) conditions for our operating communities. With insufficient global water resources to meet everyone’s needs compounded by the escalating frequency of extreme weather events and droughts, it is important that we identify hotels in areas of high or very high water stress. This insight is crucial for tailoring our business strategy effectively, providing targeted support to these hotels, and implementing water-saving measures. We have been part of the United Nations (UN) CEO Water Mandate since 2019, which represents a pledge to six core commitments that mobilise business leaders on water, sanitation and the UN Sustainable Development Goals (SDGs). We are also members of the Water Resilience Coalition, which aims to raise global water stress to the top of the corporate agenda and preserve the world’s freshwater resources through collective action and ambitious, quantifiable commitments. Our membership has helped to inform our work to identify and manage water supply, so that we can build on the six water stewardship pilot projects we have carried out in recent years. Acknowledging the challenges in sustaining a reduction in water use in the coming years, we mandate reporting on water usage in our hotels through the IHG Green Engage™ system and have integrated water reduction measures into our brand standards globally. These standards require hotels to implement high-efficiency, low-flow aerated shower heads and taps by the end of 2025. On average, these initiatives reduce water consumption by 11 litres per minute and three litres per minute respectively. Collaborating with water specialists is crucial when aiming to maximise impact and bring about positive change in water-related issues. When a devastating earthquake struck Turkey and Syria in 2023, IHG donated to CARE International to help it deliver essential WASH items to those seeking refuge. The hygiene kits provided included items that are crucial to improving sanitation for vulnerable communities and preventing disease, such as soap and towels. What’s to come People We will continue to support our employees throughout their career journey, providing tools and resources to ensure everyone has Room to Grow, Belong and Make a Difference. We will focus on building line manager capability and enabling a high-performance culture. We will continue to invest in talent management to enhance our approach to recruitment, alongside building on our successful 2022 campaign to strengthen our General Manager pipeline in support of our growth aspirations, particularly in the Luxury & Lifestyle segment. We will also enhance our learning curriculum for this population, centred around the key luxury capabilities we know we need to build for the future. We will continue embedding our inclusive culture and working towards clear commitments to make IHG a place where everyone can thrive at all levels within the business. Communities We are committed to ongoing collaboration with expert charities to assist those in greatest need globally. We will actively seek new opportunities within our communities to further strengthen our collective impact and engage our guests, employees and colleagues. To ensure our hotels make the biggest possible positive impact within their communities, we will support them in establishing local collaborations to help those who need it most. To encourage further engagement, we will use our new Community Tracker to measure the impact of actions and celebrate success by continuing a monthly recognition programme. We will continue to expand our IHG Academy, including providing more work experience opportunities in our hotels and more learning resources on the IHG Skills Academy virtual learning platform. Planet Work has begun upgrading our IHG Green Engage system so that it is more user-friendly and makes greater use of analytics to provide hotels with even richer insights across energy, water and waste. Pilots were completed during the year, resulting in positive feedback from hotel teams, and our improved environmental management platform will be launched in 2024. To support the delivery of our carbon and energy goals, we will also be launching a low-carbon hotel programme, which is primarily focused on new-build hotels that operate with a very low/zero carbon footprint. Collaboration remains crucial to meeting our goals, and we will continue to use our scale and standing when engaging with peers, trade bodies and governments to help shape policy relating to our owners and the sector more broadly, as well as secure government incentives for introducing sustainability measures. Our strategy | Care for our people, communities and planet IHG | Annual Report and Form 20-F 2023 35

Strategic Report Our stakeholders takeholder engagement at all levels of the business is of the utmost importance to IHG. Various methods of engagement Sare used based on experience and developing best practice, including face-to-face meetings, feedback and performance reviews, employee forums and training. We adjust our engagement methods as required to ensure they remain effective for all our stakeholders and IHG. IHG measures the effectiveness of our engagement methods through a range of metrics, including our KPIs (such as signings and pipeline), performance, ability to attract and retain talent, employee engagement survey results, adherence to the policies covered by our Code of Conduct and AGM results. The views and interests of other stakeholders, such as regulators and industry bodies, are also taken into consideration. They help provide a framework against which we measure ourselves, protect our reputation and develop our commercial and social awareness. Stakeholders Guests Our ability to offer a wide selection of brands, with quality stay experiences, plenty of choices, great value and loyalty rewards, are key to attracting and building trust with IHG’s guests, while continuing to drive commercial performance and revenue. What impacted them in 2023 • Increased desire to travel and for access to a broader range of locations and experiences. • Rising cost of living and effect of inflation. • Significant interest in the ESG profiles of companies. • Continued desire to book and stay seamlessly. Engagement • Teamed up with major events to allow IHG One Rewards members to redeem points in exchange for unique experiences. • Continued improvement to next-generation mobile app. • Guest satisfaction surveys. • Expanded choice of locations for our Luxury & Lifestyle brands. • New public space and guest room designs. Outcomes • Rollout of IHG Wi-Fi Auto Connect. • Continuous improvement to IHG One Rewards, providing more ways to earn and redeem points. • Expanded our portfolio to 19 brands with the addition of Garner. • Enhanced digital customer service support, including automation to speed up response time and direction to the right team. • Continued enhancement of meetings offered for corporate clients. • Launched Meeting for Good to provide more sustainable meetings and events. See our Guest Love KPI on page 62 and how the Board had regard for guests as part of its consideration of strategic and operational matters on pages 102 to 103. Shareholders and investors Our ability to maintain strong relationships with shareholders and institutional investors is fundamental to our ability to access capital markets and ensure IHG’s long-term success. • The impact of geopolitical unrest on the hospitality sector in certain regions, which could affect IHG’s trading performance and financial results or influence its capital allocation policy. • Executive remuneration policies, including the potential use of discretion, alignment with workforce pay and talent retention. • Concerns about climate change and wider sustainability issues. • CEO succession and Board composition. • Regular roadshow investor meetings and participation at investor conferences by Executive Directors, senior leadership and the Investor Relations team. • Extensive consultations between the Chair of the Remuneration Committee and institutional investors and proxy vote advisers. • Meetings with the Chair, IHG’s Chief Sustainability Officer and the Investor Relations team to discuss governance, sustainability and workforce practices. • Continued investor confidence in IHG’s performance, long-term viability and leadership, as demonstrated through feedback received and across AGM results. • Enhanced understanding of shareholder and investor focus areas, including in relation to remuneration policy and ESG matters. • Continued investor confidence in the composition of IHG’s Board. See also a description of our dividend policy on page 13, our KPIs on pages 60 to 63, key matters discussed by the Board on pages 102 and 103 and engagement with shareholders relating to Executive Director remuneration on pages 116 to 117 and 125. Visit ihgplc.com/investors for further information. Suppliers Responsible supplier relationships are vital for IHG in driving efficiency and effectiveness throughout our supply chains. • Ongoing uncertainty and disruption in supply chains. • Increased focus on sustainability and integrity within supply chains. • Increased consumer desire for sustainable goods and services. • Engaged with high–performing suppliers in sustainability and the circular economy that provide key goods and services to our hotels and corporate functions. • Following the introduction of Ecovadis, a supply chain due diligence tool, in 2023 IHG became a founding member of the Hospitality Alliance for Responsible Procurement (HARP). Identified alternative solutions with suppliers where supply was impacted across our corporate and hotel estate. Remained agile by adjusting our approach to goods and services sourced from affected regions. Increased collaboration opportunities with sustainable suppliers and for sustainable goods in alignment with our Journey to Tomorrow ambitions. Further information about how the Board considered supply chain and procurement is on pages 102 and 103, and our business relationships, including our statement of business relationships with suppliers, customers and others, is on page 237. Visit ihgplc.com/responsible-business for further information about our approach to responsible procurement.

Stakeholders Hotel owners IHG’s success relies on hotel owners investing in our brands. To remain attractive, we focus on the breadth of our brand portfolio and the effectiveness of our IHG One Rewards loyalty programme and wider enterprise. What impacted them in 2023 • Increased operating costs, including energy, food and beverage. • Labour shortages, supply chain challenges and financial and operational constraints caused by global macro-economic factors. • Ability to capture and drive demand for their hotels. • Evolving brand standards. Engagement • Direct meetings with CEO and Regional CEOs. • IHG Owners Association collaboration. • Owners and investors conferences. • Portfolio and individual hotel reviews covering operational, strategic and industry trend updates. • Conferences, training, webinars, regular newsletters and bulletins. • Hotel lifecycle and finance team support. • Collaboration with governments and industry to support recovery. Outcomes • Continued focus on IHG One Rewards loyalty programme. • Expanded brand portfolio with Garner. • Streamlined operations, including removed and relaxed brand standards. • Tailored marketing and promotions, supported by new data-driven resources and services that help hotels quickly identify and act on revenue opportunities. • Procurement programmes to drive savings for owners. • Increased training, guidance and recruitment support for hotel teams. • Next-generation formats for Holiday Inn, Holiday Inn Express, Candlewood Suites and Staybridge Suites. See our net rooms supply, signings, gross revenue and enterprise contribution KPIs on pages 60 to 63 and how the Board had regard for hotel owners as part of its consideration of strategic and operational matters on pages 102 to 103. Visit owners.org for further information about the IHG Owners Association. People Delivery of our purpose to provide True Hospitality for Good and the strategic priorities that drive future success rely on our people and our ability to maintain and evolve an engaged, diverse and inclusive culture where careers can grow. • Attracting the talent we need to fulfil our growth ambitions. • Employees wishing to grow and develop their careers at IHG. • IHG’s approach to diversity and inclusion. • Evolution of our core HR and learning technology platforms. • Employee engagement survey. • Pilot launch of Corporate onboarding programme in the US, UK, India and the Philippines. • Continued Voice of the Employee feedback sessions with the Board. • Addition of new helpdesk, digital assistant and insourced HR Shared Services team. • Significantly grown ERG memberships, increasing Inclusion Index scores and driving gender and ethnic leadership representation. • Celebrated Room to Grow Week with a series of events and resources to outline how to grow your career at IHG. Dedicated L&L hiring team to address the shortage of GMs. Recognised as a leader in DE&I by the FT Europe’s Diversity Leaders list and rated by Fortune as one of the Best Large Workplaces for Women. Overall employee engagement score of 87%, as IHG continued to be named as a Kincentric Global Best Employer. 2%pt increase in Wellbeing Index score for hotel colleagues. Launched network of mental health first-aiders in UK Corporate offices. Launched IHG University to support career development. See our employee engagement KPI on page 63, how the Board had regard for people in Board and remuneration decisions on pages 117, 118, 123, 124 and 127, Voice of the Employee disclosure on page 113, and our statement on employee engagement on page 236. Communities The communities we are a part of support, and benefit from, our responsible business approach and the commitments we have made to achieve a better and more sustainable future for everyone through our Journey to Tomorrow programme. • Access to business skills development and local employment. • Cost-of-living challenges and food poverty, including from geopolitical unrest. • Modern slavery and human rights issues. • Climate change and other wider environmental challenges. • Natural disasters, from the earthquake in Turkey and Syria to the hurricanes in Mexico. • Collaboration with local education providers and community organisations, as part of our focus on offering skills building and training opportunities. • Giving for Good month: a programme of activities and employee volunteering days. • Industry collaboration on human rights and labour conditions in specific markets. • Continued close collaboration with international and local charities and NGOs, such as CARE International and American Red Cross. • Support for 15 relief efforts around the globe and for our colleagues and their families through the IHG Colleague Disaster Relief Assistance Fund. • Support of the Global FoodBanking Network, which operates in nearly 50 countries. • 30,000+ people trained and mentored through our IHG Academy offerings in 2023. • More than 89,000 hours of colleague volunteering dedicated to communities during Giving for Good month. See our IHG Academy KPI on page 62, and Responsible Business Committee Report on pages 112 and 113. Visit ihgplc.com/responsible-business for further information on our community commitments. Our stakeholders IHG | Annual Report and Form 20-F 2023 37

Strategic Report operate Our culture responsibly – how we Our culture shapes our conduct and sets the tone for how we operate responsibly, driving forward our purpose of providing True Hospitality for Good. OUR VALUES Led by the Board and Executive Committee our values underpin our behaviours and business ethics, and guide how we deliver our strategy, make decisions and live our purpose. Do the right thing Show we care Aim higher Celebrate difference Work better together he long-term success of IHG Tis shaped by a number of interdependent factors, including our purpose, the effectiveness of our strategy and the resilience of our business model. Underlying all of these is our strong workplace culture, which is aligned with our reputation as a trusted and ethical company that is well governed. Our culture is driven by our approach to business, including our structure and governance, risk appetite, controls and systems, workplace environment, behaviours, values and policies (including our Code of Conduct). Therefore, understanding these aspects of our business is critical to understanding how we deliver on our strategic priorities, risk management and KPIs. Our structure and governance The overall responsibility for ensuring that our culture and ways of working are aligned with our purpose and strategy sits with the IHG Board. Throughout the year, the Board and its Committees receive updates and presentations, and review metrics, reports and scorecards, on the delivery of our strategic priorities, all with the appropriate governance lens and in the context of our culture. The Board challenges and supports the Group’s senior leaders, particularly where there is a need to adopt or amend policies and initiatives to ensure the continued alignment of strategy and culture. The Board delegates day-to-day responsibility for setting and embedding Company culture to the CEO who, together with the Executive Committee (EC), sets the tone from the top in relation to attitudes and behaviours to create an open and honest workplace environment, empowering employees to give feedback and freely ask questions about matters that concern them. The EC is responsible for executing the Group’s strategy, and keeping the Board informed of the Group’s operations and workplace culture. IHG’s hotel development and operations are organised on a regional basis (Americas, EMEAA and Greater China) and are supported by global functions in the key areas of Marketing, Commercial & Technology, Finance, Human Resources, Corporate Affairs, and Business Reputation and Responsibility. Management of the regional and global teams is organised into leadership teams, who are responsible for executing IHG’s strategic priorities in a manner that aligns with the Group’s culture and values. Decisions on hotel developments and capital expenditure go through the appropriate deal approval and expenditure committees in line with the Group’s Global Delegation of Authority Policy (DOA).

The DOA sets out financial commitment and expenditure approval controls. For those commitments over specified thresholds or for certain types of proposals, approval is required from the Group’s Capital Committee, which reports into the Executive Committee.

The Group’s corporate legal structure is comprised of around 370 subsidiaries worldwide. These entities provide the legal framework required to support the Group in making individual contracts and commitments.

g	Information on the Board’s monitoring and assessment of our culture is included on page 103.

Risk appetite, controls and systems
Although our strategy does not consciously expose the business to inappropriately heightened risk, our risk appetite and tolerance are continuously reviewed by the Board in relation to the Group’s pursuit of our strategic and operational objectives and the expectations of our stakeholders. The Board reviews the portfolio of uncertainties that we inherently face as a fast-moving business, operating in a highly competitive market, and considers whether the choices we make achieve an appropriate and balanced response overall to opportunities and threats. As part of its review, the Board considers the impact of macro-external factors, including, but not limited to, ongoing geopolitical tensions and conflicts and macro-economic pressures such as inflation, as well as increasing expectations from stakeholders on our response to ESG issues such as climate change.

Our risk appetite is cascaded through our values and behaviours, our Code of Conduct, DOA and other global policies, and how we set our goals and targets, and is further reinforced by frequent leadership communications to guide decisions and set priorities, including the EC’s recent refresh of our strategic ambitions and behaviours.

We are committed to a framework of monitoring and assurance processes in relation to our initiatives and policies, reviewing whether they have operated within acceptable risk tolerances where priorities have shifted or additional actions were required. Board and Committee agenda topics allow the Board to identify and discuss the nature and extent of principal (and emerging) risks, and how risk management arrangements have been adapted where required.

g	See our Governance pages 100, 108 and 109.

Workplace environment
As part of our employer brand commitment to provide employees with Room to Belong, we have taken steps to create more flexible workspaces that bring to life the benefits of hybrid working. We have leveraged modern office spaces and the latest technology to bring colleagues together for global learning events, town halls and workshops while also continuing to support our teams in finding a balance between remote and office working.

In 2023 we delivered cybersecurity awareness training to hotel colleagues and corporate employees, emphasising the importance of staying vigilant to protect our company against evolving cyber threats. Topics ranged from social engineering awareness and phishing prevention best practices, to the ways that generative AI introduces new information security risks to IHG. While we continue to implement measures to safeguard the integrity, confidentiality and availability of IHG data, our employees remain the most important layer in our control framework.

g	See our people disclosures on pages 28 to 31, and key matters discussed by the Board on page 102.

Human rights

An integral part of our global approach to responsible business is to drive respect for and advance human rights in accordance with internationally recognised standards.

Our Human Rights Policy sets out our commitment to respect the human rights of all individuals impacted by our business activities – our guests, our colleagues, workers in our supply chain and the communities in which we operate – and our expectation that those with whom we do business – including our suppliers, owners, and franchisees – uphold similar standards. We seek to advance human rights by working with others to strengthen our practices and address common industry challenges.

IHG is a member of the United Nations Global Compact (UNGC) and is committed to aligning IHG’s operations, culture, and strategies with the UNGC’s 10 universally accepted principles in relation to human rights, labour, environment and anti-corruption.

To continue to enhance our human rights programme, a global human rights risk assessment was conducted this year to update our understanding of salient issues and how they are being addressed. Teams across our business are working together to develop and implement action plans in response to findings from this assessment.

In 2023, we remained focused on addressing risks related to migrant workers by further embedding our Responsible Labour Requirements across our managed, owned, leased and managed lease estate.

This year we also strengthened our approach to human rights due diligence in the supply chain, commencing with a review of policies and our approach to risk assessment when contracting with new suppliers.

g	For further details on our human rights progress, please see pages 20 and 21 of our Responsible Business Report and our Modern Slavery Statement.

Our behaviours
By demonstrating our growth behaviours, our leaders and employees create an environment that encourages high performance, while operating responsibly in a way that helps us achieve our strategic priorities and purpose. Our policies, communications, learning programmes and performance management processes reflect these behaviours, ensuring they act as a compass for how we do things and help us create an inclusive culture for all.

Code of Conduct and related policies
IHG’s Code of Conduct (Code) sets the standard for how we do business at IHG, and underpins our commitment to providing True Hospitality for Good.

The Code seeks to enable colleagues to make the right decisions, in compliance with the law and IHG’s expectations about conduct.

The Board, EC and all colleagues working in IHG corporate offices, reservation centres, managed, owned, leased and managed lease hotels must comply with the Code. We expect those we do business with, including our franchisees, to uphold similar principles and standards.

The Code is reviewed and approved by the Board on an annual basis, and is supported by annual e-learning requirements. We continue to enhance our engagement and measurement approaches. We monitor and assess how our values are being embedded into our culture through a variety of methods, such as through direct engagement, employee engagement surveys, tracking of e-learning completion and our confidential reporting hotline.

The Code contains an overview of our values and Group-level policies, including those relating to human rights, respect in the workplace, DE&I and equal opportunities, accurate reporting, information security, anti-bribery and corruption and the environment. It also provides guidance on how colleagues can raise concerns or seek further help.

Additional detail regarding other areas of the Code, such as our DE&I, human rights and modern slavery commitments, are outlined on pages 30 and 39. Initiatives to respond to legal, regulatory, ethical and compliance risks are on page 47.

g	IHG’s Code of Conduct is available in 14 languages on the Company’s intranet and at ihgplc.com/en/investors/corporate-governance/code-of-conduct

Our culture – how we operate responsibly	IHG | Annual Report and Form 20-F 2023	39

 Strategic Report

 Our culture – how we

 operate responsibly continued

Speaking up
A core component of our people culture is respect in the workplace. IHG has zero tolerance to any form of discrimination, harassment or bullying, in line with our Respect in the Workplace Policy. While we uphold our responsibility to behave ethically and protect IHG’s reputation, it is possible that in limited instances, a colleague may act in a way that conflicts with the principles set out in the Code. Guidance is given to report concerns directly to line managers, supervisors or local HR representatives. A confidential reporting hotline and online reporting facility are available and globally advertised. Concerns can also be reported to the Head of Risk and Assurance or the General Counsel and Company Secretary. The Board routinely reviews summaries of reported concerns and ensures processes are in place for investigations and follow-up.

Safety and security
IHG is committed to providing a safe, secure and healthy environment for all colleagues, guests and visitors. All operations must comply with all applicable health, safety and security laws. Beyond compliance with the law, IHG works to identify further improvements to the way safety and security risks are managed, and has mandatory Brand Safety Standards in place for all hotels globally to drive consistency in this area. Initiatives to respond to safety and security risks are on page 48.

Bribery and corruption
IHG is committed to operating with integrity. Colleagues are not permitted to engage in bribery or any form of financial crime, including fraud, money laundering, violations or circumvention of economic and trade sanctions and tax evasion or the facilitation of tax evasion. This standard also applies to agents, consultants and other service providers who do work on our behalf.

Our Anti-Bribery Policy sets out our zero tolerance approach and is applicable to all Directors, Executive Committee members, employees and colleagues in managed, owned, leased and managed lease hotels. It is accompanied by anti-bribery content in our mandatory Code of Conduct e-learning module. Our Gifts and Entertainment Policy and guidance further support our approach in this area.

Initiatives to respond to legal, regulatory, ethical and compliance risks are more broadly discussed on page 47.

IHG is a member of Transparency International UK’s Business Integrity Forum and participates in its Corporate Anti-Corruption Benchmark. The results from this benchmark help to measure the effectiveness of our anti-bribery and corruption programme and identify areas for continuous improvement.

Handling information responsibly

We are committed to ensuring that guests, loyalty programme members, colleagues, shareholders, owners and other stakeholders trust the way we manage data. As part of our privacy and information security programmes, we have standards, policies and procedures in place to manage how personal data can be used and should be protected. Our e-learning training for employees on handling information responsibly is a mandatory annual requirement and covers topics such as password and email security, using personal data in accordance with our policies and privacy commitments, how to work with vendors and transferring data securely.

In addition to the cybersecurity awareness training mentioned on the previous page, this year we held tabletop exercises to practise our ability to detect and respond to potential security events, such as ransomware attacks. We continue to develop our privacy and security programmes to address evolving requirements and take account of developing best practice. The Board regards cybersecurity as a critical business discipline and it regularly receives updates on the Group’s cybersecurity risk management and control arrangements.

  See page 46 for further detail on uncertainties relating to data and information usage, storage, security and transfer and cybersecurity on page 248.

Section 172 statement

Details of how the Directors have had regard to the matters set forth in Section 172(1)(a) to (f) of the Companies Act 2006 is provided in the Section 172 statement on pages 102 to 103.

Further details can be found throughout the Strategic and Governance Reports, including in our key stakeholder engagement disclosures on pages 36 and 37.

Non-financial and sustainability information statement

Non-financial and sustainability information, produced to comply with sections 414CA and 414CB of the Companies Act 2006, including a description of policies, due diligence processes, outcomes and risks and opportunities can be found as set out below. Internal verification and disclosure controls apply to all information covered in these areas.

• Impact of the Company’s activities on the environment on pages 33 to 35, 52 to 59, and 238 to 240.

• Social matters on pages 32 and 33.

• Anti-corruption and anti-bribery matters on page 40.

• Employee matters on pages 29 to 31, 103, 117, 118, 123, 124 and 127.

• Respect for human rights on page 39.

• A description of the Group’s business model on pages 10 to 13.

• The Group’s principal risks on pages 42 to 49.

• The Group’s KPIs on pages 60 to 63.

g See our relevant policies at ihgplc.com/responsible-business

Climate-related financial disclosures

In accordance with Sections 414CB of the UK Companies Act 2006, the required climate-related financial information disclosures can be found integrated throughout the Strategic Report, primarily in the TCFD report on pages 52 to 59.

Reporting requirements
		Page
a)	Group’s governance for assessing and managing climate-related risks and opportunities	52 and 53

b)	How climate-related risks and opportunities are identified, assessed and managed	54 to 56

c)	How processes for identifying, assessing, and managing climate-related risks are integrated into the overall Group Risk Management	59

d)	Description of climate-related risks and opportunities, and time periods over which they are assessed	54-56

e)	Impact of the climate-related risks and opportunities on the Group’s business model and strategy	54-56

f)	Analysis of the resilience of the Group’s business model and strategy (climate-related scenarios)	54

g)	Targets used by the Group to manage climate-related risks and to realise climate-related opportunities	59

h)	Key performance indicators (including basis of calculating) used to assess progress against targets identified under (g)	63, 238 and 239

40	IHG | Annual Report and Form 20-F 2023

Responsible procurement

G	rowing our business innovatively and sustainably, while working to the highest standards of business conduct, plays a crucial role in our supplier selection processes and in how we continue to work with our existing suppliers. We are committed to working with suppliers who not only meet our minimum ethical standards but also share the values of our responsible business plan – Journey to Tomorrow.

What we do already

Our supply chains are split between hotel and corporate spend. Hotel procurement predominantly occurs at the local level because our hotels are primarily owned by independent third-party franchisees responsible for managing their own supply chains. In some key markets, the IHG Procurement team has created procurement programmes for certain goods and services related to building, opening, renovating and operating a hotel, which hotels and owners can leverage. Our corporate supply chain covers expenditure areas such as technology, office buildings and facilities management, marketing and professional services.

To help manage and monitor our corporate supply chain, an enterprise-wide procurement system is in place to govern and oversee third-party corporate expenditure. We are also continuing to roll out procure-to-pay systems to support managed hotels. Several global technology and outsourcing providers have been identified as strategic supplier relationships given the nature of their services. IHG engages with these suppliers to harness innovation, provide customer service, manage risk, and promote value realisation. We annually review this list of strategic suppliers and their delivery of our business objectives.

We continue to integrate ESG pre-contract criteria in our supply chain due diligence activities. To ensure that suppliers operate with the same integrity and respect as we do, IHG requires new corporate suppliers to confirm their acceptance of the IHG Supplier Code of Conduct (Supplier Code) at the onboarding stage or demonstrate that they have equivalent policies in place. It is also a contractual requirement for centrally-negotiated programmes from which our hotels can purchase. Recommended guidance is additionally provided to managed and franchised hotels when purchasing locally. At the end of 2023, 100% of new suppliers had signed the Supplier Code.

Our spend intelligence tool is enriched with additional data feeds to provide a broader view of the supplier, including better visibility of IHG’s focus areas such as labour practices, supplier diversity, sustainability (including emissions), and financial risks.

IHG continues to comply with the statutory reporting duties on payment practices and performance.

Corporate and hotel supply activities are driven by our Procurement strategy and guided by our responsible business agenda, with oversight from IHG’s Responsible Business Committee and Audit Committee. In 2023, we continued to build our risk programmes with further resourcing and refreshed risk profiles based on IHG’s material supply chain risks. Recognising that global supply chain risks go beyond Procurement, we continue cross-functional collaboration through the Supply Chain Risk Council.

What we achieved in 2023

In 2023, we revised our Procurement Policy. Key updates included expanding its scope to cover above-property hotel deals, revised criteria on when to engage Procurement, supplier due diligence checks required in support of our Journey to Tomorrow ambition, and updated our standard payment terms.

Informed by a benchmarking exercise, we also revised our Supplier Code and translated it into 11 new languages. Some of the most significant evolutions were a refresh to environmental criteria, reflecting IHG’s Journey to Tomorrow commitments, and strengthening alignment with international human rights standards. With the additional translations of the Supplier Code, we have increased our ability to introduce it further across our supply chains.

Following the 2022 introduction of EcoVadis, a supply chain due diligence tool, in 2023 IHG became a founding member of the Hospitality Alliance for Responsible Procurement (HARP). The Alliance aims to improve supplier sustainability by fostering close collaboration with trading partners to build transparency and scale positive impact across the industry’s value chains while operating with the appropriate governance and compliance controls.

To date, we have requested 123 suppliers globally to participate in the EcoVadis ESG risk assessment and, where applicable, it has become part of our new supplier selection processes in 2023. Insights from the scorecards are used to understand supplier performance, identify ESG risks in our supply chain and work with suppliers to improve their sustainability performance.

With the use of a new digital solution, we made the first step towards segmenting our suppliers based on carbon emissions profiles. By mapping our carbon emissions from Purchased Goods and Services where we have data available, we gained visibility of the highest emitting categories.

Textiles are a substantial supply chain commodity in the hospitality industry and are integral to the operation of a hotel. In 2021, we partnered with CARE International UK and a key textile supplier to complete a workplace gender analysis. This year, CARE hosted two workshops to understand the supplier’s gender equality priorities, developed a gender action plan, and supported this with implementation guidance. Looking ahead, we will monitor all progress made by the supplier and provide support if required.

What’s to come

We will continue our goal to increase the consideration of sustainable, diverse and resilient suppliers and explore how EcoVadis can be further incorporated into our due diligence processes. Throughout 2024, the ongoing deployment of integrated procure-to-pay systems in managed hotels across various regions will enhance responsible procurement oversight. This will be achieved through group-configured systems, data management, streamlined processes, and enhanced controls. Working in partnership with our key suppliers, we will continue our supply chain mapping activities next year.

We will also continue to support the implementation of sustainable solutions to advance the progress of our Journey to Tomorrow commitments and build hotel supply chain solutions for energy conservation measures. Additionally, as part of our supplier decarbonisation initiative, we will begin to monitor and collaborate with key suppliers to minimise carbon emissions associated with the goods and services we procure.

Our culture – how we operate responsibly	IHG | Annual Report and Form 20-F 2023	41

 Strategic Report

 Our risk management

The Board’s role – constantly evolving our resilience in a volatile environment

The Board is ultimately accountable for establishing a framework of prudent and effective controls, that enable risk to be assessed and managed. It is supported in this by the Audit Committee, the Executive Committee and delegated committees. Our governance framework and committee agendas enable Board members to request and receive information on risk from the Executive Committee and senior leaders, together with other internal and external sources. New Board members are fully briefed on risk discussions as part of their induction.

The delivery of IHG’s refreshed individual strategic objectives and overall ambition requires us to continuously balance opportunities for strategic advantage or efficiency with the need to remain resilient and agile in the short and longer term. The Board considers and defines its risk appetite and tolerance as an active part of determining our strategic priorities. We describe the Board’s approach to risk appetite on page 39, and management teams have also considered their attitudes to risk during 2023. We recognise the trade-offs inevitably required to achieve our growth ambitions between responding to individual uncertainties and the need to balance interests of multiple stakeholders. We have again faced significant individual and accumulated uncertainties during the year from external events and IHG initiatives, which management has reacted to accordingly and built in to management processes. In order to enhance our risk management processes, we routinely look to apply learnings to continuously enhance our future resilience.

The description of the 2023 focus areas and activities for the Board and its delegated committees (see pages 90 to 142) demonstrates active ongoing consideration of emerging and evolving uncertainties across a wide range of topics and timeframes. The Audit Committee reviews the principal risks and the appropriateness of our risk management system, and considers risk and control implications of strategic topics, for example, supply chain risk management and future assurance requirements for ESG targets. Across the year, this discussion of risk, supported by the Risk and Assurance team, allows for review of the overall level of risk within the business, our resilience to individual and aggregated uncertainties and implications for strategic decision-making.

Further detail on formal risk appetite and tolerance is provided in this report. For example, our appetite for financial risk is described in note 24 to the Group Financial Statements.

  See pages 199 to 203) and our approach to taxation on page 67.

How we think about and anticipate risk in relation to our strategic objectives

Like many companies, we continue to face a hugely dynamic and uncertain environment in 2024, which includes multiple realities from outside IHG and other inherent execution risks relating to our own internal initiatives (for example, the delivery of complex technology innovation, such as the evolution of our revenue management solutions and property management systems – see page 23 – and integrating Iberostar within our portfolio of brands and commercial platforms – see page 27). In this context, during 2023, we continued to keep the focus and balance of our principal risk profile under review with management teams to further reinforce ownership and enhance discussion of attitudes to risk and uncertainty within key decisions. The uncertainties we articulate as our principal risks often present both opportunity and threat at the same time and require considered decision-making to achieve the best overall outcome for our various stakeholders. The graphic below illustrates the relationship between these realities and our principal risks.

The headlines for our principal risks are materially unchanged, other than further clarifying the contributing factors and key elements of resilience. These were discussed with management teams during the year and when reviewing the rearticulated strategy with

42	IHG | Annual Report and Form 20-F 2023

teams in late 2023. Delivering our strategic objectives actively creates highly dynamic uncertainties with potentially fast impact. We continue to review trends carefully to evaluate the current behaviour of these risks relative to each other, and to discuss with management teams whether these trends create a need for a specific individual or portfolio-level response, including how leadership teams allocate their attention and the level of reporting visibility and assurance that may be required in 2024.

To extend our insight on how risks are evolving, we also completed a survey of key expert contributors to risk profiles across IHG. They were asked to evaluate potential trends for each risk as we move from 2023 into 2024, with the desired outcome to drive discussion by management on potential responses. Each Principal Risk scored an above-average risk rating, which suggests they are all trending upwards in the view of the survey participants.

How we consider emerging risks

Our business model and the long term nature of our relationships with our hotel owners mean that we must remain vigilant to emerging risks capable of impacting the achievement of our strategic priorities and also our longer-term growth, competitiveness, viability and sustainability.

We think about emerging risks as:

•  new risks, or existing risks in a new context, when the nature and value of the impact is not yet fully known or understood; and

•  factors with an increasing impact and probability over a longer time horizon.

As in previous years, there are emerging elements in many of our principal risks. These include continuing shifts in international and domestic real estate ownership, the increasing reach of regulations, consumer travel patterns and evolving demands, including the use of data and technology across all areas of the guest journey and the workplace implications of advances in Generative AI.

As part of our annual senior leaders meeting, IHG management review emerging and evolving megatrends with potential future relevance for IHG’s strategic ambitions, including society, technology and economic factors. Groups have been established to focus on key emerging topics, including

All principal risks are considered material in absolute terms. The graphic below shows an assessment of risk trending into 2024-26. We consider trending of inherent uncertainty levels (impact and/or likelihood) and velocity (potential speed of effect on IHG’s objectives). Further detail for each risk is provided on the following pages.

a Generative AI steering committee. We also have an ongoing focus on the risks of climate change through our TCFD governance structures, including the development of scenarios to help model and plan for future resilience.

g See also pages 14 to 15 for more detailed discussion of trends impacting our industry.

How we identify, discuss and escalate risks, including emerging factors

Management teams across IHG are aware of the challenges our current industry context creates, and that our ambition and strategic priorities inevitably expose us to uncertainty in the short, medium and longer term.

Our confidence in achieving our priorities is reviewed regularly:

• at the Executive Committee (see pages 97 to 100 for more detail of their remit);
• by first-line management teams with day-to-day responsibility for identifying and managing risk within key decisions, programmes and transactions and escalating where appropriate; and

•  by second-line management functions, which provide specialist expertise, support, monitoring and challenges to decision-makers on risk-related matters.

The Risk and Assurance team works with first- and second-line teams to maintain and evolve risk profiles. During 2023, we observed extended discussions of existing and known risks, certain trends that are growing in focus and emerging risk factors that may impact us over the next 3-5+ years and which are being considered by various teams and external bodies.

Discussions also consider how risk trends, shifts in risk appetite or tolerance and/or changes to management’s assessment of levels of preparedness may impact future decision-making, and whether any other leadership interventions may be required. This enables teams to identify interdependencies across IHG, for example, the consideration of supply chain-related factors within other risk profiles. Consolidated insights are reviewed by the Executive Committee and the Audit Committee every six months, and we consider risk continuously as part of key decisions.

How senior management and the Board obtain assurance in our risk management and resilience

The Governance section outlines focus areas and activities that enable the Board and its delegated committees to receive management updates on risks within key decisions. In addition, pages 45 to 49 explain how senior management and the Board are able to source ongoing assurance on our risk management and internal control system during the year and how actions may impact future risk levels.

Our risk management	IHG | Annual Report and Form 20-F 2023	43

Strategic Report

Our risk management continued

The external Auditors and the Risk and Assurance team continue to monitor and engage the Audit Committee in relation to corporate governance developments. The Audit Committee will continue to consider its approach to sourcing assurance, for example, from direct reporting or attestations provided by first- and second- line management teams on risk and control matters. The third-line Internal Audit plan identifies where independent assurance may be valuable, taking into account the maturity of management’s own reporting, and acceptable risk tolerances. Internal Audit also monitors the confidential disclosure channel to identify any emerging trends requiring management and/or Board intervention.

The Audit Committee considers future assurance needs within the Internal Audit planning process, and has also debated potential assurance considerations for non-financial data disclosures, with incoming regulations in many territories. An assurance roadmap has been developed for carbon data, including where assurance can be obtained internally on controls and when external independent input may be necessary in the coming years.

 This section should be read together with the rest of the Strategic Report, Governance on pages 90 to 142, the going concern statement on page 241 and Risk Factors on pages 243 to 247.

Strategic Report Our risk management continued The external Auditors and the Risk and Assurance team continue to monitor and engage the Audit Committee in relation to corporate governance developments. The Audit Committee will continue to consider its approach to sourcing assurance, for example, from direct reporting or attestations provided by first- and second- line management teams on risk and control matters. The third-line Internal Audit plan identifies where independent assurance may be valuable, taking into account the How we think about our risk management ‘system’ The risk management system remains fully integrated with the way we run the business, including how the Executive Committee reinforces key principles of culture and leadership (including ‘tone from the top’), how we adapt key processes and controls, and how monitoring and reporting is used to update on status and inform decision-making. Overall management have not made any material changes or repositioning of risk management and controls strategies, although several teams have reprioritised or bolstered maturity of management’s own reporting, and acceptable risk tolerances. Internal Audit also monitors the confidential disclosure channel to identify any emerging trends requiring management and/or Board intervention. The Audit Committee considers future assurance needs within the Internal Audit planning process, and has also debated potential assurance considerations for non-financial data disclosures, with activities in response to complexities of current work (for example, integration of partners and response to data regulation and geopolitical factors), and fast-paced technology initiatives (including HR and Finance system changes). During 2023, we also commissioned an external review of the maturity of IHG’s enterprise risk management arrangements, which has enabled us to identify opportunities to further enhance the design and consistent application of risk management activities in the coming years. incoming regulations in many territories. An assurance roadmap has been developed for carbon data, including where assurance can be obtained internally on controls and when external independent input may be necessary in the coming years. [This section should be read together with the rest of the Strategic Report, Governance on pages 90 to 142, the going concern statement on page 241 and Risk Factors on pages 243 to 248.] The identified areas of focus in the graphic below provide mitigation for many of the risks shown on the following pages. These should be read in conjunction with detail elsewhere in the Strategic Report, which helps to position IHG to respond to future opportunities and risks in delivering our ambitions, including strengthening our organisation through key strategic investments (pages 16 to 35), engaging proactively with stakeholders (pages 36 and 37) and by reinforcing our strong workplace culture (pages 38 to 40). We made adjustments and clarifications to several policies which articulate risk appetite and tolerance. Changes were made to delegated authority levels, supplier code of conduct, procurement, information security, anti-bribery, sanctions and gifts and entertainment policies. Our annual Code of Conduct training was relaunched and new corporate onboarding and executive leadership training introduced. All corporate colleagues received communications on topics such as human rights, handling information responsibly (including phishing training), DE&I, wellbeing and sustainability. Several teams evolved governance accountabilities and arrangements, including for supply chain risk oversight, fraud risk management and regional decarbonisation plans. We keep our processes and controls under review and in 2023, we undertook risk assessments for several targeted topics. This included initial privacy impacts within projects to leverage customer data for enhanced personalisation, human rights due diligence and the maturity of our fraud risk management framework in advance of upcoming UK legislation. Teams have implemented specific enhancements to process and control arrangements in relation to new country entry protocols for development teams, threat management for physical security risks, formalising and documenting privacy risk assessment processes and reviewing protocols for investigations arising from our confidential reporting hotline. The use of data and technology to enable risk management and control is a key focus. Several teams have evolved and enhanced monitoring and reporting arrangements (including cyber, safety, supply chain, loyalty, privacy, channels teams), for example, presenting refreshed key risk indicators. We have also developed technology tools and capabilities to support management of privacy, supply chain risk monitoring, human rights, financial governance, resilience and climate change risks. While risk management and internal control arrangements are designed to provide appropriate response to the risks we face, we also need to be prepared for fast-moving disruptions and crises. We do not need to be fully prepared for every ‘unknown’, but we need to harness our collective knowledge and insights to deliver an appropriate IHG response overall. We have continued to maintain our overall incident and crisis management framework, reviewing learnings from our response to the war in Ukraine and the unauthorised systems access experienced in 2022, and applying these to management teams’ response to conflict in the Middle East. Risk and Assurance and Commercial & Technology leadership have collaborated to conduct tabletop exercises for cyber incidents and to undertake business impact analysis of processes and dependencies for key booking channels and develop playbooks in relation to evolving data legislation.

44	IHG | Annual Report and Form 20-F 2023

In pursuing our ambition, we face inherent uncertainties relating to:	Why these uncertainties are important to the achievement of our strategic objectives over the next 2-3 years	How senior management and the Board obtained assurance in our risk management and resilience in 2023

Guest preferences for branded hotel experiences and loyalty Executive Risk Sponsor: Global Chief Customer Officer Link to strategy:

In a highly competitive industry with increasing demands for personalisation, we must at all times anticipate and respond to evolving guest expectations, preferences and loyalty, while strengthening returns for the owners of our hotels through the services, technology platforms and experiences our brands provide, including ever increasing digitalisation of the guest journey.

Our strategic objectives and ambition mean we actively pursue opportunities for effective investment to support our new brands, our loyalty programme, new exclusive partners, our Luxury & Lifestyle ambitions and our digital platforms. We also aim to carefully deliver on fundamental expectations of our individual and corporate guests, underpinning their trust in, and loyalty for, our brands, for example, for cleanliness and safety, or in relation to our response to climate change and our brands’ impact on the environment.

We are very conscious that the macroeconomic environment remains highly uncertain and that customer sensitivity to price also remains heightened. There are also inherent uncertainties due to the way our business model operates and is evolving. As our franchised hotels operate as independent businesses, we are limited in our ability to control delivery on the ground in these properties and must introduce and implement guest experience initiatives effectively to support our owners.

If we are unable to manage this uncertainty effectively it could impact our competitive positioning, our growth ambitions and our guests’ and owners’ trust in and preference for our brands.

The Board considers reporting and insight from management, including on:

•  individual and brand category, loyalty and responsible business strategies and investments;

•  discussions led by regional CEOs of operational and strategic plans, including identified risks;

•  new brand projects and potential opportunities to pursue exclusive partners and adjacencies;

•  global sales strategies; and

•  analysis of competitor activities.

External insight is obtained where valuable (for example, on responsible business strategies).

The Executive Committee also reviews these areas frequently, including analysis of specific trends (for example, business travel and commercial platforms) and has obtained insights on key brand strategies and performance and loyalty. The Executive Committee also remains focused on regional quality mechanisms to support guest experience and how we update standards. A global Guest Experience team and programme provides oversight of specific initiatives including Luxury & Lifestyle.

The Internal Audit plan also provides independent assurance on the execution of key initiatives (including loyalty, brand integration and responsible business), guest survey data integrity and hotel compliance management.

Owner preferences for or ability to invest in our brands Executive Risk Sponsor: Global Chief Customer Officer and Regional CEOs Link to strategy:

Our growth ambitions require us to take calculated risks to attract owners while continuing to drive returns for our existing and potential owners. Our owners’ choice to work with IHG is dependent on our ability to build a portfolio of loved and trusted brands with a track record in delivering returns, while also continuing to invest in our commercial engine, brands guests and owners love, and care for our people, communities and planet.

Continuing macroeconomic uncertainty and inflation create significant pressures on owners’ financial capacity that must be considered carefully as we pursue opportunities to drive brand preference and focus on relentless growth. Our owners have increasing choices in how they invest in a highly competitive market, and we need to move fast to pursue opportunities in relation to hotel building, hotel conversions, renovations and hotel opening projects, while evolving and enhancing our brand portfolio and continuing to drive loyalty delivery across our open hotels.

These opportunities need to be balanced with the risks associated with increasingly complex deal structures with owners and other possibilities for new strategic relationships, uncertainties as we expand into new markets and a need to risk our own capital to pursue inorganic growth or to incentivise deals in key locations for key brands. We also recognise our responsibilities as a franchisor or manager of our brands (including our role in hotel safety and security, ethical and social matters, and increasing expectations in relation to decarbonisation).

If we fail to respond effectively to this risk, we will lose competitiveness and may not realise the opportunities to grow our brand footprint.

The Board considers reporting and insight from management on:

•  individual and brand category performance and market prioritisation strategies;

•  opportunities for new brands, exclusive partners and adjacencies and analysis of the competitor landscape;

•  performance of existing exclusive partners and commercial agreements;

•  responsible business strategies and investments;

•  impacts of macro events (including conflicts in the Middle East) and impacts on specific markets;

•  performance and prospects for key areas of capital investment, including controls over growth decision-making and post-project reviews of investment effectiveness; and

•  external insight where valuable (for example, on investor perceptions).

The Executive Committee also reviews these areas frequently and obtains reports on loyalty and brand performance and initiatives, including implementation of owner-facing technology and revenue management systems, and specific market strategic considerations.

The Internal Audit plan provides independent assurance on initiatives supporting owner returns, for example key owner-facing systems, initiatives such as loyalty programme enhancement and key processes including talent management for Luxury & Lifestyle GMs.

Key

Strategic priorities

Relentless focus on growth	Leading commercial engine

Brands guests and owners love	Care for our people, communities and planet

Our risk management	IHG | Annual Report and Form 20-F 2023	45

Strategic Report

Our risk management continued

In pursuing our ambition, we face inherent uncertainties relating to:	Why these uncertainties are important to the achievement of our strategic objectives over the next 2-3 years	How senior management and the Board obtained assurance in our risk management and resilience in 2023

Our ability to attract and retain talent and capability Executive Risk Sponsor: Chief Human Resources Officer Link to strategy:

Our growth ambitions are dependent on high-quality talent across our hotels, reservations offices and corporate functions. We continue to face a competitive market and uncertainties in relation to the availability, recruitment and retention of sufficient quality, quantity and diversity of talent, for example, next-generation hotel GMs to support our Luxury & Lifestyle growth and a robust pipeline of leadership succession talent.

Our priority to care for our people, communities and planet also means that we need to balance short- and longer-term growth risks and opportunities with our broader responsibilities and commitments. This requires us to enable colleague development and growth, to look out for our colleagues’ wellbeing during the current cost of living crisis in many locations we operate within, and to maintain productivity, collaboration and appropriate labour relations. This also necessitates continued adaptation and innovation of our operational procedures and remuneration structures to be agile to the changing interests of our stakeholders.

IHG has the ability to manage talent and retention risks directly in relation to IHG employees but relies on owners and third-party suppliers to manage these risks within their businesses. Our Procurement, Legal and Risk teams also consider indirect workforce risks.

If we do not anticipate and respond appropriately to this uncertainty, it could impact our ability to operate and grow hotels, the effectiveness and efficiency of our key corporate functions and executive leadership, and it could heighten risks of exposure to non-compliance or litigation.

The Board considers reporting and insight from management, including on:

•  overall HR and talent strategy;

•  remuneration and incentive strategy and policy, including directors and executive management and wider structures for all colleagues, supported by external advisers;

•  specific talent and succession planning;

•  DE&I updates; and

•  direct employee feedback via the Voice of the Employee programme.

The Executive Committee directly reviews talent (both as a group and through individual talent reviews with the CEO) and receives regular updates on colleague engagement and broader culture and behaviours. The HR team also has a dedicated Talent & Leadership steering committee. Regular all-employee calls are held with the Chief Executive Officer, and there are ongoing leadership communications and virtual team meetings at regional and functional levels.

The 2023 Internal Audit plan has provided independent assurance on employee relations management, recruitment of critical GM talent and implementation and data integrity checks within a strategic HR system transformation.

Data and information usage, storage, security and transfer

Executive Risk Sponsor:

Chief Commercial and Technology Officer, Chief Customer Officer and Executive Vice President General Counsel and Company Secretary

Link to strategy:

By its nature, our business involves the management of large volumes of data globally and our stakeholders (including guests, loyalty members, colleagues, owners and external authorities) expect that this will be done safely and responsibly.

Our strategic objectives continue to transform how we use our commercial and marketing data to improve and personalise the customer experience, grow loyalty and empower our owners to make better decisions. This involves a roadmap engaging many IHG teams in many initiatives, including increasing use of cloud-based applications, storage and partnering with third-party specialists, as well as exploiting technology advancements and innovation, involving the use of personal data and artificial intelligence. Our growth strategies, including new business partnerships, also increase the complexity of data flows.

The opportunities presented by this ambition are consciously balanced with the inherent exposures our digital footprint presents to data, information security and privacy-related threats, including threat actors (e.g. criminals, third parties and inherent colleague risk), and the need to demonstrate to stakeholders that we are using data appropriately. This includes an evolving global and local regulatory environment and requirements for localisation of data in certain territories. Our ability to deliver our strategies confidently is based on investments in recent years in cybersecurity and information governance and the maturing of our risk management system.

If we fail to respond to this risk effectively, we face operational, financial and reputational impacts to the range of high-value assets we are responsible for, or we may miss chances to capitalise on the opportunities that effective use of data can bring, including to our guests, owners and loyalty members. In addition, if the data we use is not accurate, this may impair decision-making and/or lead to lack of trust or satisfaction by our guests, loyalty members or owners.

The Board considers reporting and insight from management, including:

•  governance over developments in cross-border data transfer arrangements to respond to evolving regulation;

•  direct presentations from the Chief Information Security Officer, including third-party expertise on risk assessments, progress on the information security roadmap and advice on specific topics;

•  within the wider roadmap, specific lessons learned and initiatives to further enhance security posture following the criminal unauthorised system access event in 2022 and to respond to the ongoing dynamic cybersecurity threat environment;

•  information on emerging risks and opportunities of generative artificial intelligence, how management teams are considering these risks and how they relate to the broader assessment of principal risks;

•  updates on the cyber insurance renewal strategy;

•  second-line reporting on our privacy programme and policies for handling information responsibly; and

•  updates on metric integrity, including review of ESG data principles and future assurance arrangements, supported by third-party experts.

The Executive Committee reviews specific areas of digital strategy, for example in relation to Greater China, and receives briefings from the Chief Information Security Officer on emerging risks during the year.

The Internal Audit plan includes independent focus on governance of both cybersecurity and data and information, assurance on foundational controls at both corporate and hotel levels and, for example, in relation to data transfers within our loyalty programme, third parties and cloud environments.

46	IHG | Annual Report and Form 20-F 2023

In pursuing our ambition, we face inherent uncertainties relating to:	Why these uncertainties are important to the achievement of our strategic objectives over the next 2-3 years	How senior management and the Board obtained assurance in our risk management and resilience in 2023

Ethical and social expectations

Executive Risk Sponsor:

Executive Vice President General Counsel and Company Secretary, Executive Vice President Global Corporate Affairs and Chief Human Resources Officer

Link to strategy:

As IHG operates in more than 100 countries and continues to explore new opportunities for growth, we are continually exposed to evolving expectations from our stakeholders in relation to ethical and responsible business conduct, extending beyond compliance with laws. We are committed to monitoring, reinforcing and communicating the continued effectiveness of our human rights approach, our social responsibility and environmental performance, and recognise that expectations are increasing for us to manage and drive ethical and responsible business through our supply chains and across our wider business, which involves extensive engagement with our franchisees around the world.

Our stated priority to care for our people, communities and planet creates risks and opportunities in relation to our growth ambitions, including how we build brands which guests and owners love while also considering our wider stakeholder responsibilities, including to our colleagues, guests, workers in our supply chains and our local communities in a challenging operating environment in many markets. We manage these risks carefully so as to operate responsibly and with integrity, and to guide decision-making across IHG’s corporate and hotel operations.

If we fail to effectively respond to this risk, it has the potential to impact our performance and growth in key markets as well as cause reputational damage with respect to key stakeholder and investor expectations.

The Board considers reporting and insight from management, including:

•  requests for Board approval of the Code of Conduct, the Supplier Code of Conduct, the Communities Policy and the Human Rights Policy;

•  second-line reports on ethics and compliance strategy, including external benchmarking where appropriate (e.g. Transparency International UK’s Corporate Anti-Corruption Benchmark);

•  reports from Internal Audit on confidential reporting arrangements and updates from our Voice of the Employee programme;

•  updates provided and awareness raising from the external Auditor on ESG and climate-related reporting and from external specialist advisers; and

•  further second-line function reports on our communities, human rights and responsible procurement programmes and key disclosures including the Modern Slavery Statement.

The Executive Committee monitors our ambition and commitments to our people, communities and planet, including the progress of set initiatives and how these objectives interrelate to our growth strategy.

The Internal Audit plan includes independent focus on ethics and compliance, including consideration of management and external assessments of maturity, controls relating to marketing and commercial campaigns, due diligence controls and broader ESG-related programme governance.

Legal and regulatory complexity or litigation trends Executive Risk Sponsor: Executive Vice President General Counsel and Company Secretary Link to strategy:

The global business regulatory and contractual environment continues to evolve rapidly, with ongoing legislative changes in many jurisdictions that will affect the way in which we operate our existing business and where we target growth or digital innovation. This includes the nature of our franchise relationships with hotel owners, our interactions with our suppliers, and our responsibilities to consumers and to colleagues. We consider such exposures carefully as part of our decision-making, drawing on an extensive network of legal advisers.

These changing laws and regulations continue to add complexity and uncertainty to compliance, particularly where there are diverging standards between territories (for example, in relation to increasing protections and conditions on cross-border data transfer). The ongoing use of sanctions and countermeasures as foreign policy tools also continues to present operational challenges and associated legal and regulatory exposures.

We recognise that failing to address this risk effectively, and non-compliance and/or inadequate compliance, could expose us to regulatory breaches, significant monetary and non-monetary penalties, adverse litigation and associated reputational harm which could impact confidence in the IHG brand and our ability to perform in key markets.

The Board considers reporting and insight from management, including on:

•  corporate governance and regulatory developments from the General Counsel and the external Auditor;

•  relevant corporate affairs topics, including briefings from external advisers;

•  material litigation matters and serious operational safety and security incidents and threats;

•  second-line updates on specific regulatory matters, including tax, as well as fraud risk management controls, supported by external insight and benchmarking where appropriate;

•  regional trends within Regional CEO updates; and

•  management strategies to procure appropriate insurance coverage, including for casualty, property, cyber and directors’ and officers’ liability risks.

The Executive Committee also actively monitors the management of key regulatory and/or litigation risks, including developments in cross-border data transfer regulation.

The Internal Audit plan considers regulatory management and provides independent assurance on the proportionality of controls: for example, due diligence protocols for vendors and owners, third-party guest data management and broader contract management.

Our risk management	IHG | Annual Report and Form 20-F 2023	47

Strategic Report

Our risk management continued

In pursuing our ambition, we face inherent uncertainties relating to:	Why these uncertainties are important to the achievement of our strategic objectives over the next 2-3 years	How senior management and the Board obtained assurance in our risk management and resilience in 2023

Global and local supply chain efficiency and resilience

Executive Risk Sponsor:

Chief Financial Officer, Chief Commercial and Technology Officer and Executive Vice President General Counsel and Company Secretary

Link to strategy:

In an increasingly interconnected world, our strategic ambitions require us to expand our interdependencies with third parties to access capabilities and innovation and to source cost-efficient products or services from available markets to support our owners. We need to balance these opportunities with early identification and resilience planning for anticipated and unanticipated emerging risks.

Macroeconomic uncertainties, including geopolitical tensions, commodity price shifts and labour disputes, continue to impact supply chains, which may increase costs and limit availability of materials, including to open and operate hotels. Our ability to respond to these uncertainties presents both a threat and a competitive opportunity, and may occasionally require us to consciously expose ourselves to increased risk to secure and safeguard supply chains for our owners.

As we pursue our ambitions as a responsible company, we recognise that the regulatory environment continues to evolve, with increasing demands for transparency across global supply chains, requiring us to scan the horizon for emerging risks to IHG’s objectives. We also need to remain vigilant to threats to information security as we work with an increasing range of third-party suppliers.

If we fail to effectively address the uncertainties that this risk presents, including through closer alignment with our suppliers and across supply chains to enhance our resiliency, this may impact the design, opening and operation of hotels, the ongoing effectiveness of our commercial channels and margins for our owners, as well as fees to IHG.

The Board considers reporting and insight from management, including:

•  presentations by second-line functional leaders on supply chain risk management to the Responsible Business and Audit Committees, including wider third-party risk management and internal control arrangements; and

•  clarifications of risk management arrangements within presentations on new business models and relationships.

The Executive Committee reviews our operational risk posture in relation to key digital initiatives, including the transformation of hotel technology arrangements, and has approved a refreshed Procurement policy during 2023.

The Executive Risk Sponsors receive updates from the Chief Procurement Officer on supply chain strategy and risks, supported by a Supply Chain Risk Council, which draws on external insight where appropriate.

The Internal Audit plan provides independent review of third-party and contract risk management as well as control arrangements, for example, relating to technology resilience and data governance, and in relation to due diligence relating to responsible and ethical vendor sourcing.

Operational resilience to incidents or disruption or control breakdown (including geopolitical, safety and security, cybersecurity, fraud and health-related)

Executive Risk Sponsor:

Executive Vice President General Counsel and Company Secretary, Chief Financial Officer, Chief Commercial and Technology Officer and Regional CEOs

Link to strategy:

The high growth, fast pace and increasingly complex nature of our global business and our growth ambitions exposes us to a growing range of inherent operational risks and places ever greater importance on the overall resilience of key processes, applications and relationships that we depend upon. We aim to avoid harm to, and enhance the reputation of, IHG and our brands, and to support our people and communities wherever possible.

We recognise that we need to prepare for predictable and unpredictable uncertainties, from macro external to internal disruptions. This preparation includes considering fire, life safety and security threats including from geopolitical volatility, health-related concerns and natural disasters impacting our hotels and corporate locations. We need to be able to respond to disruption to technology and information security from external threats and operational breakdown. We also need to anticipate the potential for breakdowns in our financial management and control systems, including the risk of fraudulent behaviour, which may be heightened in the current challenging economic environment.

The complexity of our evolving global and regional business model and the introduction of different commercial arrangements and adjacencies also include inherent uncertainties, for example, in relation to our ability to control and influence day-to-day operations in our franchised estate, or in our ability to balance ongoing robustness of controls while we actively pursue opportunities for efficiency.

Building resilience not only supports IHG’s long-term viability but also enables us to take advantage of opportunities to drive growth and strengthen returns for our owners. However, if we fail to respond effectively to this risk it could impact IHG’s reputation, lead to financial loss and claims against IHG and undermine our stakeholders’ confidence in our brands.

The Board considers reporting and insight from management, including:

•  second-line reporting to the Audit Committee on operational safety and security arrangements and reported serious incidents and threats;

•  ongoing review of incident handling (including ad hoc updates as required and within a broader review of our risk management system), describing how management teams are coordinating efforts;

•  reports to Audit Committee from the second-line financial governance team, including control implications for managed hotels and major technology and process changes;

•  an annual review by Risk and Assurance of fraud risk management activities; and

•  an independent assurance by PwC of SOC1 control reports provided for the benefit of hotel owners.

The Executive Committee is closely involved with emerging incidents to consider the appropriateness of management action plans to deal with disruption. There is also an established Financial Control Steering Committee, which brings together various functions and discusses risks to financial controls, including fraud risk management.

Internal Audit provided an independent review of key functional resilience capabilities, including scenario planning, third-party technology resilience and reports on the governance of service organisation controls.

48	IHG | Annual Report and Form 20-F 2023

In pursuing our ambition, we face inherent uncertainties relating to:	Why these uncertainties are important to the achievement of our strategic objectives over the next 2-3 years	How senior management and the Board obtained assurance in our risk management and resilience in 2023

Our ability to deliver technological or digital performance or innovation (at scale, at speed, etc.)

Executive Risk Sponsor:

Chief Commercial and Technology Officer and Global Chief Customer Officer

Link to strategy:

Delivering our portfolio of technology investments effectively and efficiently is a fundamental enabler of our short- and long-term strategic priorities. We continue to pursue opportunities to innovate in booking technology, to maintain and enhance the functionality and resilience of our channel management and technology platforms (including those of third parties, on which we rely directly or indirectly), and to respond to ever-changing stakeholder needs and preferences, which may evolve rapidly in an environment of macroeconomic uncertainty and significant cost and labour pressures.

This context will require us to generate value by defining and implementing new technology-based products or services or by approaching existing products, services or processes in new ways that generate revenue or reduce costs for our owners. We will need to maintain the right balance between disruptive, sustaining and incremental innovation and, in doing this, we will often consciously expose ourselves to uncertainty.

We are pursuing a high paced, multi-year roadmap of significant investments to enhance the performance of our technology, developing our own talent and working with a wide range of suppliers, partners and academic institutions to leverage their insights, while the pace of innovation and competition in digital behaviours in the hospitality industry and wider society continues to accelerate rapidly. This involves leveraging Generative AI to improve guest experiences, generate personalised marketing, expand analytics capabilities and improve effectiveness and efficiency, including in-hotel operations.

If we fail to address this risk, we may not capitalise on opportunities to maintain or increase guest and owner preferences for IHG and its brands and/or reduce our resilience on ageing channel management and technology platforms (including those of third parties, on which we rely directly or indirectly).

The Board considers reporting and insight from management, including on:

•  our China digital strategy and the integration of our commercial and technology platforms within our Iberostar Beachfront Resorts partnership;

•  options for technology to support more effective and efficient collation of ESG data across our global estate;

•  budget allocation, including funding of key technology products and post-project reviews by finance teams of major capital investments; and

•  information security strategy and risk profile.

The Executive Committee considers the pace of innovation and delivery of key technology initiatives relating to mobile, loyalty and booking transformation and hotel technology. This involves identifying critical enablers and prioritising investments. The Global Marketing and Commercial & Technology teams coordinate a joint technology roadmap, and a dedicated Generative AI steering committee monitors opportunities across various IHG processes and teams.

The 2023 Internal Audit plan included focus on programme governance and the effectiveness of controls over expenditure and benefit delivery for various critical functional and guest and owner-facing technology initiatives. This has provided independent assurance in relation to overall programme management, tracking and financial governance controls, and delivery of initiatives at high pace across the hotel estate and within the loyalty transformation programme. The team also continues to support and advise several programme teams in real time, including on HR system changes.

The impact of climate change on hospitality (physical and transition risks for IHG)

Executive Risk Sponsor:

Chief Financial Officer and Executive Vice President Global Corporate Affairs

Link to strategy:

As a global business with a portfolio of brands in over 100 countries, IHG faces fast-evolving stakeholder expectations and uncertainties relating to our ability to continue to operate and grow in an environment impacted by physical and transition risks relating to climate change.

Our business model means that we share these threats and opportunities with our owners, including our dependency on their capacity to invest in the short- and long term. We will continue to set ambitious targets, to assess the aggregate impact of climate change and to capitalise on opportunities that the low-carbon transition will bring for the hospitality industry by responding to evolving guest and colleague preferences.

Our TCFD assessment considers both physical and transition risks to IHG, and we will continue to assess the aggregate impact of climate change on our wider stakeholders including our third-party hotel owners.

The potential impact of climate change-related uncertainties is evaluated as an integral part of other principal risks; however, if we fail to react to physical and transition risks effectively overall, then this has the potential to impact IHG’s reputation, performance and growth in key markets. Our management of these risks is also subject to scrutiny from a wide range of stakeholders, including regulators and investor groups, corporate clients, guests and colleagues.

The Board considers reporting and insight from management, including:

•  reporting from corporate responsibility on TCFD disclosures and the embedding of climate considerations into strategy, governance, risk management and performance management, supported by external subject matter expertise; and

•  updates from various second-line teams on approaches to ESG data disclosure and future strategies for assurance (including to comply with changing regulatory requirements).

The CEO, CFO, General Counsel and EVP Global Corporate Affairs have executive oversight of our TCFD reporting and the embedding of climate considerations into our wider business growth strategy. Oversight of the Journey to Tomorrow programme is provided by the Executive Responsible Business Governance Committee.

The Head of Internal Audit supports the TCFD programme efforts, including advising on the approach to data collection and data assurance. This group is also advised by external experts. Internal Audit has also reviewed broader ESG programme governance.

Our risk management	IHG | Annual Report and Form 20-F 2023	49

Strategic Report

Viability statement

Looking forward, the Directors have determined that the three-year period to 31 December 2026 is an appropriate period to be covered by the viability statement. The Group’s annual financial planning process builds a three-year plan. This detailed plan takes into consideration the principal risks, the Group’s strategy and current and emerging market conditions. The plan then forms the basis for strategic actions taken across the business and is used as the basis for longer-range planning. The plan is reviewed annually by the Directors. Once approved, the plan is then cascaded to the business and used to set performance metrics and objectives. Performance against those metrics and objectives is regularly reviewed by the Directors.

There are a range of possible planning scenarios over the three-year period considered in this review due to macro uncertainties and geopolitical risks affecting markets in each of our regions. In the US and Europe, an uncertain trajectory for interest rates and inflation links to concerns over the strength of consumer spending and broader economic growth and potential impact on travel demand. In Greater China, challenges in the property sector means it is more difficult to accurately predict the pace of further recovery of domestic demand and also international travel of Chinese consumers. In assessing the viability of the Group, the Directors have reviewed a number of scenarios, weighting downside risks that would threaten the business model, future performance, solvency and liquidity of the Group more heavily than opportunities.

Viability scenarios and assumptions

In performing the viability analysis, the Directors have considered a ‘Base Case’ which assumes global RevPAR in 2024 to 2026 continues to grow in line with market expectations in each of our regions. The assumptions applied in the viability assessment are consistent with those used for Group planning purposes, the going concern assessment, for impairment testing and for reviewing recoverability of deferred tax assets (see further detail on page 161).

The Directors have also reviewed a ‘Severe Downside Case’ which is based on a severe but plausible scenario equivalent to the market conditions experienced through the 2008-09 global financial crisis. This assumes that the performance during 2024 starts to worsen and then RevPAR decreases significantly by 17% in 2025 and increases by 5% in 2026.

Principal risks	Scenarios modelled	Related to principal risks

The relative strength and resilience of the IHG business model to severe shocks has been proven by performance through the Covid-19 pandemic, with positive cash flows being generated through one of the most challenging periods of trading in the history of the industry. In assessing the viability of the Group, the Directors have considered the impact of the principal risks as outlined on pages 42 to 49. The discussion on those pages includes a description of why these risks are important to the achievement of our objectives and how the Group manages these risks.

We have considered which principal risks could have the most significant and direct impact to the viability of the Group during the three-year period of assessment and they are shown below, alongside the scenario that is used to model those risks.

Changes in RevPAR Severe Downside Case This scenario models a prolonged decrease in RevPAR, which may be driven by external or internal factors.

Operational resilience to incidents or disruption or control breakdown

Guest preferences or loyalty for branded hotel experiences

Talent and capability attraction or retention

Our ability to deliver technological or digital performance or innovation

Owner preferences for or ability to invest in our brands

	One-off events This scenario models the impact of a specific material incident, which could relate to cybersecurity or an alternative material impact on the cash flow statement.	Data and information usage, storage and transfer Legal and regulatory complexity or litigation trends

[a]  Definitions for Non-GAAP measures can be found on pages 84 to 88. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 226 to 231.

50	IHG | Annual Report and Form 20-F 2023

We have considered the potential impact of the severe downside scenario on our net system size growth. We do not believe a change in system size growth would have a material impact on the Group during the period under review.

We have also considered the principal risks that may impact the viability of the Group over a longer period; for example, the impact of climate change on hospitality. The physical and transition climate risks to which IHG is most exposed are discussed in the TCFD statement on pages 52 to 59. Physical risks are not considered material to the long-term viability of the Group, and transition risks present both opportunities and risks. Whilst some transition risks have been assessed as being potentially material to the Group over the next one to five years under a 1.5°C scenario, this scenario is not considered a likely outcome leading to the probability of a material impact on the Group’s viability assessment through 31 December 2026 as low.

Funding

Viability assessment

At 31 December 2023 the Group had cash and cash equivalents of $1,322m plus an undrawn bank facility of $1,350m.

Under the Base Case and Severe Downside Case the Group is forecast to generate positive free cash flow over the 2024-26 period and the bank facility is undrawn. The principal risks that could be applicable have been considered and are able to be absorbed within the covenant requirements.

Under the Severe Downside scenario, there is also headroom to the covenants over the 2024-26 period to absorb multiple additional risks; for example, additional RevPAR impacts and a widespread cybersecurity incident. The bank facility would remain undrawn.

The Directors reviewed a number of actions that could be taken if required to reduce discretionary spend, creating substantial additional headroom to the covenants.

The Directors reviewed a reverse stress test scenario to determine what decrease in RevPAR would create a breach of the covenants and the cash reserves that would be available to the Group at that time. The Directors concluded that it was very unlikely that a single risk or combination of the risks considered could create the sustained RevPAR impact required to breach the covenants, except for a significant global event.

None of the scenarios modelled indicates that a covenant amendment would be required but, in the event that it was, the Directors believe it is reasonable to expect that such an amendment could be obtained based on experience of negotiating the waivers and amendments during 2020. The Group also has alternative options to manage this risk, including raising additional funding in the capital markets. We continue to plan to maintain an investment-grade credit rating which provides good access to the debt capital markets.

The Group’s $1,350m revolving credit facility was extended by one year in 2023 and now matures in 2028 (‘the bank facility’).

There are two financial covenants in the bank facility – interest cover and leverage ratio. The interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt to Covenant EBITDA below 4.0:1. In the event a covenant test was failed whilst the bank facility was undrawn, the facility could be cancelled by the lenders but would not trigger a repayment demand on the bonds which threatened the viability of the Group. See note 24 in the Group Financial Statements for further details.

In November 2023 the Group issued a six-year €600m bond. During the assessment period there is a €500m bond maturing in October 2024, a £300m bond maturing in August 2025 and a £350m maturity in August 2026. It has been assumed that the bond maturing in 2024 will be repaid from cash reserves and the 2025 and 2026 bonds will be refinanced up to one year before maturity.

Conclusion

The Directors have assessed the viability of the Group over the three-year period to 31 December 2026, taking account of the Group’s current position, the Group’s strategy and the principal risks documented in the Strategic Report. Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period to 31 December 2026.

See also our business model on pages 10 to 13, the going concern assessment on page 161, and the impact of the principal risks on pages 42 to 49.

Viability statement	IHG | Annual Report and Form 20-F 2023	51

Strategic Report

Delivering on the

recommendations of TCFD

Compliance with Listing Rule 9.8.6(8)

We confirm that our disclosures are in line with the UK Listing Rule 9.8.6(8) and are consistent with the TCFD recommendations and the Guidance for All Sectors. We recognise that our disclosures are limited in part by current data availability and are working with our hotel owners to improve our data and underlying assumptions.

We have outlined our focus areas for evolving our disclosure to improve consistency with the TCFD recommendations, and will provide an update on our progress against these in the 2024 Annual Report.

We are also continually tracking emerging climate regulations, including specific requirements for the reporting and disclosure of climate change risk, and we will take steps to align to the UK Sustainability Disclosure Requirements, when applicable.

TCFD section	Summary of recommended disclosure	Page reference[a]	Future disclosure actions

Governance	IHG’s governance around climate-related risks and opportunities.	52 to 53	• Prepare TCFD disclosure for regulatory updates from the UK Sustainability Disclosure Requirements.

Strategy

Scenario analysis

An overview of the scenario analysis used to assess business resilience against climate risks and identify potentially significant risks and opportunities. This overview provides insights into the outcomes of the analysis and outlines the mitigation actions we are implementing to enhance our business resilience.

53 to 56

•  Enhance the quality of data capture to measure risks that have been identified as potentially significant.

•  Continue to build business resilience against the identified climate-related risks and opportunities, including physical risks.

•  Develop a roadmap to quantify direct and indirect impacts of climate-related risks and opportunities for future disclosure, where material.

	Transition plan Our plan to make progress towards our science-based target (SBT) to reduce GHG emissions across our estate by 46% by 2030.	56 to 58	• Evolve our decarbonisation strategy to align with the Transition Plan Taskforce (TPT) best practice guidance on developing an effective transition plan in line with regulatory updates.

Risk management	How IHG identifies, assesses and manages climate-related risks.	59	• Continue to enhance integration of IHG’s climate-related risks and opportunities into our risk management framework and business decision-making processes.

Metrics and targets	The metrics and targets used to assess and manage relevant climate-related risks and opportunities, where such information is material.	59 KPIs on page 63

•  Continue to improve data collection to develop and align metrics and targets to the TCFD’s recommended cross-industry metrics and targets, focusing on the management of climate-related risks and opportunities most relevant for IHG.

[a]	Please see individual sections of the TCFD disclosure for further references to supplementary information.

Governance and management of climate-related risks and opportunities

Board oversight of climate-related risks and opportunities

Our approach to responsible business is driven by a culture of strong governance and supported by robust policies. The Board oversees the Group’s strategy, considering our decarbonisation strategy as an integral component and ensuring effective controls and risk management systems are in place. It holds teams accountable for managing IHG’s climate risks and assessing performance against climate targets.

  See our Governance section on pages 89 to 142.

The Chairs of the following Board Committees also provide advice to the Board on risk topics within their respective remits, all of which encompass the consideration of climate-related risks:

The Responsible Business Committee

The Responsible Business Committee advises the Board on IHG’s responsible business strategy and objectives, which covers climate change within the context of our wider Group Strategy. The Committee provides oversight of our Journey to Tomorrow goals, transition plan and decarbonisation commitments, including recommending and reporting progress on ESG Long Term Incentive Plan (LTIP) measures to the Remuneration Committee.

  See pages 112 and 113 for more on our 2023 Responsible Business Committee Report.

The Audit Committee

The Audit Committee is responsible on behalf of the Board for reviewing IHG’s climate-related risks and opportunities as identified by management, and ensuring that IHG maintains robust risk management and internal control systems to manage climate impact. The Audit Committee also reviews the integrity of IHG’s financial reporting and the potential impact of climate change, and considers data validation, assurance and controls around non-financial ESG data.

  See pages 107 to 111 for our Audit Committee Report.

52	IHG | Annual Report and Form 20-F 2023

The Remuneration Committee

The Remuneration Committee determines the Executive Board, Executive Committee and Chair of the Board remuneration and reviews wider workforce remuneration to ensure this is aligned with the interests of shareholders, the UK corporate governance environment, and our environmental and climate-related goals.

To further embed our climate goals across the business and ensure accountability at the senior level, the Remuneration Committee, as advised by the Responsible Business Committee, has incorporated ESG measures, including relating to our carbon commitment, into the LTIP and reports to the Board on progress against these measures.

 Find more details of our Directors’ Remuneration Policy at ihgplc.com/investors/corporate-governance/directors-remuneration-policy.

 See page 59 for more details of our metrics and targets, including remuneration.

Management’s governance of climate-related risks and opportunities

The management of climate-related risks and opportunities is the responsibility of our Executive Committee, with execution at the operational level overseen by the TCFD Steering Committee and the Regional Decarbonisation Steering Committees (see diagram below).

The TCFD Steering Committee has responsibilities for identifying and reviewing potential impacts of climate-related risks and opportunities, measuring their impact and integrating climate scenario analysis into our business strategy. We introduced Regional Steering Committees in 2023 to oversee development as well as implementation of regional decarbonisation strategies, reflecting the need for approaches tailored to different geographies.

The Chief Sustainability Officer is responsible for monitoring progress against our carbon reduction commitment and reporting progress to the Executive Committee and the Responsible Business Committee.

Stakeholder engagement

The relationships we build with our stakeholders are critical to informing our business decisions and delivering on our purpose of providing True Hospitality for Good. Understanding and balancing the interests of our stakeholders is intrinsic to good governance. It provides a foundation against which we measure ourselves, to protect our reputation and develop our commercial and social awareness.

To guide our work and ensure that we can plan and prioritise our impact, we regularly conduct materiality assessments of ESG issues, which helps us to focus on issues that are the most relevant to society, our industry and the long-term success of IHG.

 See pages 36 and 37 for our approach to stakeholder engagement.

 See pages 13 to 15 of our 2023 Responsible Business Report for more details of our materiality assessment and climate-related stakeholder engagement.

Strategy

The Executive Committee and Board regularly assess the impact of climate change on IHG within their decision-making processes. It is acknowledged not only as one of our 10 principal risks but also as an integral component of our business strategy, aligning with our fourth strategic priority, ‘Care for our people, communities and planet’.

We address climate-related risks through this priority and our Journey to Tomorrow programme, which includes critical elements relating to carbon and energy that form the basis of our transition plan.

This section describes our key climate-related risks and opportunities, their potential impact on our business, and its resilience to such impacts, which has been assessed using scenario analysis.

 See page 19 for an overview of IHG’s four strategic priorities, including ‘Care for our people, communities and planet’.

 See our 2023 Responsible Business Report for more on our decarbonisation strategy and performance.

 See how the Board considered strategic and operational matters on page 101 and 103.

Delivering on the recommendations of TCFD	IHG | Annual Report and Form 20-F 2023	53

Strategic Report

Delivering on the

recommendations of TCFD continued

Identifying and assessing IHG’s climate-related risks and opportunities

While our principal risks outline uncertainties that might threaten the ability to achieve our objectives throughout our business plan, climate change has the potential to impact IHG’s prospects over a range of future temperature scenarios and time horizons.

With the support of external experts, we have undertaken scenario analysis to identify and assess which climate-related risks and opportunities are most relevant and potentially impactful for IHG over the short, medium and long term. Our analysis focused on the assessment of both transition and physical climate change uncertainties across all hotels in our three regions (Americas, EMEAA and Greater China) under three different temperature scenarios and timeframes, as outlined in the adjacent tables.

Our climate scenario analysis identifies risks as having a ‘potential impact’ on IHG if they could directly impact revenue, costs or IHG’s reputation without mitigation. Our qualitative assessment of climate impacts on IHG’s financial performance considered future revenue growth from our 10-year business plan and aligns with long-term market growth rates projected to 2050.

While scenario analysis is not designed to deliver precise forecasts, we are actively enhancing and refining our data and assumptions to evolve the transparency of our TCFD disclosure to cover both quantitative and qualitative impacts in future. We will look to determine the materiality of climate-related risks and opportunities following the same criteria used to determine the significance of other information in our financial filings.

 See the forward-looking statement on page 263.

Our initial analysis was conducted during a period of pronounced variability in the recovery of the hospitality industry following the Covid-19 pandemic. This situation led to limited visibility in forecasting. Our assessment is now based on an assumption of reduced volatility in the medium- and longer-term outlook.

We prioritise climate-related uncertainties that we feel could be most significant to IHG and our stakeholders, building our business’s resilience to climate change by embedding operational decision-making and business processes that appropriately consider and address climate-related risks. Since our 2022 report, we have evolved the framing of our identified climate-related risks and opportunities to consider potential qualitative impacts across all relevant risk categories. We have also begun to assess chronic physical risks in addition to acute ones, and we will review how these and the wider impacts considered on pages 55 and 56 can be factored into future quantification.

Determining the significance of climate-related risks and opportunities to IHG

In preparing our 2023 Annual Report, the potential impacts of climate change have been considered. There are no climate-related estimates and assumptions that have a material impact on asset values in the Group Financial Statements (see page 172). While there is currently no material medium-term impact expected from climate change, the risks attached to climate change continue to evolve, and these will be assessed against the Group’s judgements and estimates.

We acknowledge the interconnectedness of the specific risks outlined on pages 55 and 56 and the overarching risk posed by climate change to both our hotel owners and IHG. The cumulative impact of climate-related risks has the potential to influence the overall appeal of investments in the industry at a broader scale. In the future, we will assess the aggregate impact on our wider stakeholders, including our hotel owners.

Climate risk time horizons	How IHG defines/reasoning

Short (1–5 years)	Our short-term time horizon incorporates our financial going concern and viability statement assessments, along with our budget-setting timeline. Our hotel energy performance targets are also aligned to this timeframe.

Medium (6–15 years)	Our medium-term time horizon reflects our 10-year responsible business plan, Journey to Tomorrow, and our climate-related targets. It also reflects our time horizon from a strategic planning perspective.

Long (16–30 years)	A long-term time horizon of up to 30 years aligns with national government policy and regulatory timeframes: for example, the UK’s 2050 net-zero target and the Paris Agreement. It also reflects the longer-term nature of the contracts we sign with our owners.

[a]  To assess potential physical impacts, we have aligned the temperature rise scenarios in our analysis with the Intergovernmental Panel on Climate Change’s (IPCC) 1.5°C, 2°C and 4°C aligned Representative Concentration Pathways (RCPs) 2.6, 4.5 and 8.5, respectively.

[b]  To assess potential transition impacts, we have based our analysis on the International Institute for Applied Systems Analysis’ (IIASA) Shared Socioeconomic Pathways (SSPs) to capture how societal, economic and technological trends could evolve over time and under three selected temperature rise scenarios.

54	IHG | Annual Report and Form 20-F 2023

However, we believe by taking action to decarbonise, we can drive long-term business value for both our hotel owners and all other IHG stakeholders. We can enhance the IHG Hotels & Resorts masterbrand by reducing our environmental

impact and supporting our hotel owners to manage increasing operational costs, secure supply chains and reduce exposure to increasing climate risks, regulation and taxes.	See page 162 for critical accounting policies and the use of judgements, estimates and assumptions.

Summary of IHG’s most significant climate-related risks and opportunities

IHG’s risk management and strategic response
Risk/opportunity description[a]	Unmitigated potential risks and opportunities	to build business resilience

Transition risks and opportunities[b]

IHG’s ability to decarbonise in line with stakeholder expectations

Potential short term (1-5 years) impact under a 1.5°C scenario, if unmitigated

Our key stakeholders have increasing expectations for businesses to influence positive change and deliver on their environmental commitments. This includes increasing questions from corporate clients and regulatory intervention by governments.

Decarbonising our business in line with expectations presents a potential opportunity for IHG to enhance its brand, by supporting owners to decarbonise and capture a greater share of guests seeking more sustainable hotels. Failure to meet expectations could cause reputational damage.

Reputational:

In scenarios projecting global temperature increases of 1.5°C, 2°C and 4°C, our analysis showed a potential reputational impact of IHG not decarbonising in line with stakeholder expectations in the short-term, if unmitigated. Under a 1.5°C scenario, this impact would remain a potential impact in the medium to long term if IHG fell further behind competitors and peers in meeting its carbon target. Alternatively, IHG may outperform peers and enhance the sustainable reputation of the IHG brand. Under a 4°C scenario, the longer-term reputational risk will be lower as most companies and governments will fail to meet their own targets.

Market:

If investors’ expectations for businesses to demonstrate a shift towards low-carbon increase, this may influence decision-making and disadvantage companies unable to evidence sufficient progress and advantage those that are.

Should the expectations of hotel owners not align with IHG’s decarbonisation plans, potential challenges and conflicts may arise that inhibit IHG’s ability to influence and deliver on its commitments.

Policy and legal:

The speed at which governments align their policies and plans to their climate change commitments will impact the rate at which IHG can decarbonise.

Our work on decarbonisation supports our overarching corporate aim of ‘Care for our people, communities and planet’ – one of IHG’s four strategic priorities. Our decarbonisation strategy and Transition Plan can be found on page 57.

See details of the actions we are taking to make progress towards our commitment and to maximise the opportunities associated with decarbonising in our Responsible Business Report on pages 28 to 32.

The dependencies associated with our decarbonisation strategy are outlined on page 58 and the metrics and targets we have developed to measure this risk are detailed on page 59.

Additionally, our approach to stakeholder engagement supports the management of this potential risk or opportunity. This includes developing partnerships and working with governments, trade associations and industry peers to influence policy positively and to present opportunities for IHG hotel owners to decarbonise.

See more on our stakeholder engagement relating to climate change on pages 13 to 15 of our 2023 Responsible Business Report.

See IHG’s business strategy on pages 18 to 35.

See page 58 for further details on the key external factors that influence IHG’s decarbonisation.

Changing consumer preferences towards sustainable travel

Potential short term (1-5 years) impact under a 1.5°C scenario, if unmitigated

Increasing appetite to travel sustainably could have a direct positive or negative impact on IHG’s financial performance, depending on IHG’s response and ability to adapt to changing consumer preferences for sustainable travel.

Market:

Under 1.5°C, 2°C and 4°C scenarios, our analysis identified a potential financial impact in the short-term. This impact could be negative if IHG fails to adapt to a potential shift in customer demand favouring sustainable stays. Alternatively, IHG could capitalise on this trend and secure a substantial share of the growing market.

We continue to receive sustainability-related questions from corporate customers, particularly when they seek accommodation providers that can support them with their own ESG ambitions. To enhance our understanding of this risk, we monitor ESG-related questions from corporate customers submitting Requests For Proposals (RFPs). In 2023, we saw more than 70% of customer accounts include ESG questions in RFPs, including requests for environmental data about our hotels. We have also conducted an internal analysis and found that nearly all top strategic global customers’ accounts have their own carbon targets.

We support our hotels in reducing the impact of their operations and improving their sustainable credentials through the provision of training, tools, and resources, as well as cross-industry collaboration and partnerships that enable hotels to innovate.

Whether our guests are travelling for business or leisure, we see a real opportunity to help them have a more sustainable stay as part of the IHG guest experience. In 2023, we continued to promote our Greener Stay initiative, as well as facilitating hotels’ access to leading third-party sustainability certification programmes and launching IHG’s Meeting for Good sustainable meetings programme, which helps hotels to respond to the growing demand for sustainable meeting offerings, post- pandemic.

[a]

The terminology used for our climate uncertainties has been adjusted to better align with IHG’s risk management framework: however, the scenario analysis remains unchanged. See last year’s Annual Report for previous wording.

[b]

In our 2022 Annual Report, we identified a decline in aviation as a priority transition risk, however, external forecasts show that aviation is set to increase in the future and leisure and business travel has returned to pre-Covid-19 levels. As a result, we have transferred this risk from one that we actively mitigate and report on, to monitoring as part of our sustainable travel risk.

.

Delivering on the recommendations of TCFD	IHG | Annual Report and Form 20-F 2023	55

Strategic Report

Delivering on the

recommendations of TCFD continued

IHG’s risk management and strategic response
Risk/opportunity description[a]	Unmitigated potential risks and opportunities	to build business resilience

Physical risks – acute and chronic

Increased frequency and severity of extreme weather events

Potential long term (13-30 years) impact under a 2°C and 4°C scenario, if unmitigated

Rising temperatures and in turn increasing likelihood and severity of acute or extreme weather events creates an inherent risk of disruption to IHG hotel operations. Such disruptions could impact revenues and the fee income received by IHG, potentially diminishing the appeal of the hotel industry to owners in specific locations.

IHG also faces potential reputational consequences if it fails to effectively respond to extreme events and provide appropriate support to owners and affected communities.

Under 2°C and 4°C temperature scenarios, our initial analysis found that acute physical risks could have a potential financial impact to IHG, if unmitigated. However, our tracking of the current impact of natural disasters on IHG’s revenue has shown this is not the case. To date, our asset-light franchise business model and geographical spread have helped to protect IHG’s revenue exposure.

However, we recognise the need to support our hotel teams, guests and the communities in which we operate, and in 2023, we conducted additional analysis on acute physical risks at the hotel level to assess our existing and pipeline hotels’ current and future exposure to 2030 and 2050.

Analysis found the most prominent risks, where we have a significant hotel presence, to be drought risk in countries such as the US, UAE and Saudi Arabia, and severe storms, tropical storms and cyclones in countries such as the US, China, Thailand, Singapore and Malaysia. Countries with the overall highest exposure to acute risks included China, the Caribbean nations, the Philippines and Oman. Acute risks are shown to increase over time, with significant increases in heatwave duration and drought length by 2050 across our existing and pipeline hotel locations.

Our focus has been on the identification and mapping of our acute physical risks, understanding and monitoring the impact on hotels, and assessing whether this is significant for IHG at the Group level. We are refining our understanding of this risk by continuing to develop our financial modelling. The analysis conducted in 2023, focusing on the physical risk at both existing and pipeline hotel, will help us identify the hotels most exposed. We will take into account their climate adaptive capacity and support hotels in developing mitigation strategies where needed.

We will also use our analysis to further integrate physical climate risks into our business decision-making processes and will explore where IHG mitigation and adaptation strategies might be needed.

At present, we provide support to our hotels and surrounding communities following natural disasters through our humanitarian aid partners, as well as through access to IHG colleague assistance funds and natural disaster guides.

See page 26 of our 2023 Responsible Business Report for the disaster response support we provide to hotels and our partners.

Significant changes in long-term weather patterns

Impact to be determined

As temperatures rise, chronic physical risks are expected to intensify. Responding to these risks may lead to heightened operating costs for hotel owners, alterations in customer travel patterns and impacts on hotel resource availability due to population migration and supply chain disruption. These may impact IHG’s financial performance and ability to grow in certain markets.

In 2023, we conducted analysis with third-party experts to identify geographical locations with high chronic physical risk. This analysis found that IHG’s hotel locations are more exposed to long-term persistent chronic climate risks than to short-term acute shocks, and has therefore informed our decision to transition chronic physical risks from an uncertainty that we monitor to one that we report on and begin to actively manage.

The existing risks found to be most prominent are heat stress in countries such as Thailand, Vietnam, Indonesia, UAE, China and India and water stress in the US, China, Australia, Mexico, India and Saudi Arabia. Extreme temperature, heatwave duration and heavy rainfall are also expected to rise significantly under 4°C scenario (RCP 8.5) to 2030 and 2050.

IHG will conduct scenario analysis to consider the potential impact of the chronic risks identified to IHG’s financial prospects and performance and seek to update business decision-making processes to consider physical climate risks, where needed.

We will establish which hotels are most exposed, with consideration to the local infrastructure and individual hotels’ capacity to adapt, as well as understanding how hotels are currently being affected by changing weather and what support we can provide moving forward.

See pages 37 and 38 of our 2023 Responsible Business Report for more detail on our Journey to Tomorrow water commitments and performance monitoring.

[a]

The terminology used for our climate uncertainties has been adjusted to better align with IHG’s risk management framework: however, the scenario analysis remains unchanged. See last year’s Annual Report for previous wording.

[b]

In our 2022 Annual Report, we identified a decline in aviation as a priority transition risk, however, external forecasts show that aviation is set to increase in the future and leisure and business travel has returned strongly to pre-Covid-19 levels. As a result, we have transferred this risk from one that we actively mitigate and report on, to monitoring as part of our sustainable travel risk.

Transition plan

We are targeting a 46% absolute reduction in our GHG emissions by 2030 from a 2019 base year (Scope 1 and 2 emissions and Scope 3 from fuel and energy-related activities and franchised hotels energy). The SBTi has validated this target, confirming its alignment with climate science and the Paris Agreement. This validation ensures that the target is designed to prevent the worst impacts of climate change.

Our decarbonisation strategy has a strong governance structure to support our progress towards our ambitions. Regional Steering Committees now help to account for geographical differences and are responsible for developing and executing regional decarbonisation plans which target actions that are most impactful within each region, alongside resource requirements. Refer to page 53 for our climate governance structure.

See pages 28 to 32 of our 2023 Responsible Business Report for more details on the decarbonisation actions we are taking to deliver our transition plan.

IHG values the Transition Plan Taskforce’s (TPT) guidance on best practice reporting, and actively participated in the consultation period as members of the TPT Sandbox coalition. While awaiting additional sectoral guidance and updates to the regulatory framework, we will work towards alignment with the TPT framework.

We will also look at how we might align our future biodiversity and natural capital work with the Taskforce for Nature Related Financial Disclosures (TNFD) to enhance transparency around our nature-related risks, opportunities and mitigation strategies.

See pages 39 and 40 of our 2023 Responsible Business Plan for more information on how we are helping to preserve nature.

Our SBT: To reduce absolute Scope 1, 2 and Scope 3 GHG emissions from FERA and franchised estate energy 46% by 2030 from a 2019 base year.”

56	IHG | Annual Report and Form 20-F 2023

How we plan to drive towards our 2030 SBT

To make progress towards our decarbonisation target while continuing to grow our business, we are acting across three principal levers: decarbonising our existing hotels; supporting our hotels to access renewable energy; and developing new-build hotels that operate at very low/ zero carbon.

Our decarbonisation model enables us to analyse various scenarios of grid decarbonisation, energy conservation measure implementation and renewable procurement across different periods, geographies and hotel archetypes. Estimated emission reduction potential, costs and return on investment (ROI) for energy reduction initiatives guides decarbonisation efforts. Our modelling also incorporates projected growth across our portfolio in our decarbonisation estimates, incorporating our long-range plan for system size growth to 2030.

Our plan does not include the use of carbon offsets. Instead, we are focused on the absolute reduction of emissions, aligned with SBTi guidance. Our carbon footprint is reported as one of IHG’s KPIs (see page 63). Our transition plan (below) outlines our actions across each of our decarbonisation levers over the short and medium term.

Our transition plan SHORT-TERM MID-TERM 2019 2030 Primary decarbonisation levers PLAN ACTION Energy efficiency in • Energy and carbon • Rolling out ECMs across all existing estate hotels, focused on those • Continue to increase the existing estate modelling to map measures with a ROI of less than 5 years, supported by brand standards hotel adoption of ECMs. decarbonisation and reflected in corporate remuneration targets. • Partner with pathways. • Continued focus on energy reduction via the hotel energy metric. organisations that can • Integration of • Investing in tools and training, such as the HERO tool and Green Engage, incentivise hotel owners business growth to support our owners with decarbonisation initiatives. to adopt ECMs with plans and external longer payback periods. dependencies into • Expand the number of carbon pathways. new-build hotels in our Target new-build • Analysis of return • Embedding ECMs into our new-build hotels, supported by brand estate that operate at hotels to operate at on investment and standards and reflected in corporate remuneration targets. very low/zero carbon. very low/zero carbon impact of energy • Developing a programme to accelerate the number of new-build hotels • Scale access and emissions by 2030 efficiency that operate at very low/zero carbon adoption of renewable measures, energy as markets incorporating deregulate. regional variations in markets. • Advocate for policy frameworks that • Understanding encourage and support Renewable energy availability of • Transitioning to renewable energy through mechanisms such as green hotel owners to adopt purchases and renewable energy tariffs, community solar and on-site renewable generation, where efficiency measures, on-site generation at scale. commercially viable. move away from fossil • Identifying financial mechanisms to support widespread adoption fuel combustion and of on-site and off-site renewables. access renewable energy. CROSS-CUTTING CONSIDERATIONS Policy frameworks Access to fossil-free energy Further government tax relief Ability of our third-party-owned or financial incentives are hotels to move away from fossil needed to encourage and fuel usage is dependent on support hotel owners to drive both grid decarbonisation and efficiency measures. access to cost-effective renewable energy. Our hotels and Governments Trade bodies owners Engaging with Engaging on Developing tools, governments climate policy training, metrics to advocate through our and incentives for support for memberships that help hotels hotel owners and trade to meet energy to decarbonise. associations. targets and increase customer and regulatory expectations. Peers Using our influence in industry associations to align on standards on sector decarbonisation and highlight common challenges. Behavioural change Decarbonisation is heavily reliant on a sustained change in mindset and behaviour in day-to-day operations by hotel owners, teams and guests. Partnerships Partnering with NGOs to support the wider economy transition and with innovators to help reduce our impact. a Supply chain emissions are not included in our 2030 SBT, as they were not deemed material for inclusion under IHG’s science-based target scope, as per the SBTi criteria. Nevertheless, we engage with our supply chain to support our Journey to Tomorrow commitments and the wider economy transition: see pages 41 to 43 of our 2023 Responsible Business Report and page 46 of the same report for more details on our methodology and scope definitions.

Delivering on the recommendations of TCFD	IHG | Annual Report and Form 20-F 2023	57

Strategic Report

Delivering on the

recommendations of TCFD continued

Transition plan dependencies

Given IHG has a predominantly asset-light business model, with the majority of hotels owned by third parties, we’re working closely with our owners and teams across our entire estate in relation to our climate targets.

Unlike company-owned properties, franchised and managed hotels have independent ownership, including decisions related to infrastructure, utilities and carbon reduction programmes. While we can provide guidelines and support, the decentralised nature of the franchise system requires a collaborative approach, incentivisation and effective communication to drive sustainability initiatives across the entire network.

There are a number of additional external factors that impact the rate at which IHG hotel owners can decarbonise. Some of these key external dependencies are outlined below, and the impacts of these dependencies are considered in how we progress towards our SBT.

We recognise that our role in collaborating with governments, peers and trade bodies will be crucial to supporting owners and the industry in decarbonising successfully.

See further details of how we engage with stakeholders on pages 13 to 15 of our 2023 Responsible Business Report.

Description	Response

Further government financial incentives are needed to encourage and support hotel owners to drive efficiency measures

The combination of high capital investment costs and longer payback periods for many ECMs is a barrier to reducing hotel energy consumption. Further government financial incentives (for example, tax relief) would support IHG hotel owners to prioritise the investment needed to improve the efficiency of their hotels and therefore drive accelerated decarbonisation across hotels operating under IHG brands.

See pages 13 to 15 of our 2023 Responsible Business Report for our stakeholder engagement and pages 28 to 32 for our carbon and energy reduction progress.

Ability of our third-party owned hotels to move away from fossil fuel use is dependent on several factors

IHG predominantly franchises and manages hotels in more than 100 countries around the world, including many where electricity grids are heavily dependent on fossil fuels. In 2023, managed and franchised hotels consumed over 8 million MWh of electricity, which equates to 76% of our total reported GHG emissions. We anticipate this electricity percentage to grow as hotel owners look to electrify their hotels to reduce their reliance on fossil fuels. In order for these actions to translate into meaningfully lower carbon emissions, there are several inter-related dependencies:

Electricity grids decarbonising in line with the Paris Agreement

We are reliant on governments implementing policies and plans that decarbonise electricity grids in line with a 1.5°C trajectory. Government inaction in this area would significantly impact IHG’s ability to meet its targets.

Owners’ ability to access scalable, cost-effective renewable energy

A crucial element of our transition plan is to support our franchised and managed hotels (which bear the costs of energy) to access renewable energy at scale. While IHG can influence renewable energy adoption, for example, by negotiating renewable energy tariffs or setting up contracts with approved suppliers for our community solar programme, we have a limited ability to enforce adoption. Large-scale solutions such as virtual Power Purchase Agreements (vPPAs) present unknown long-term financial exposure for IHG due to market price uncertainty, while potential changes to GHG accounting of renewable energy creates further barriers to adoption.

Additionally, the geographic spread of our hotel portfolio means that by 2030, over half of our emissions will be from regulated energy markets such as China, Saudi Arabia and the UAE. IHG is therefore dependent on those markets deregulating and the availability of solutions to enable cost-effective renewable energy to be procured at scale.

The business case for switching from gas to electricity needs to become more financially compelling for hotel owners

The price disparity between electricity and gas (in Western and Middle Eastern markets) presents a significant challenge to transitioning energy use to renewable sources. Rebalancing of electricity and gas prices would improve the rate of decarbonisation that could be achieved by hotel electrification.

See page 31 of our 2023 Responsible Business Report for progress on sourcing renewable energy.

Decarbonisation is heavily reliant on a sustained change in mindset and behaviour in day-to-day operations by hotel owners, teams and guests

Meeting our SBT requires new operational behaviours and mindset shifts to adapt to low-energy products and services. Guests’ expectations will need to evolve to align with more sustainable practices: for example, electrification will require a move away from speciality cooking techniques associated with fossil-fuel-based cooking, such as gas or charcoal – an industry-wide consideration. In addition, operational efficiencies can significantly reduce energy consumption at a hotel level; however, in an environment of high employee turnover across the hospitality industry, ongoing training and industry-wide initiatives are required to embed and sustain new practices.

See page 31 of our 2023 Responsible Business Report for progress on sourcing renewable energy.

58	IHG | Annual Report and Form 20-F 2023

Risk management

Identification, assessment, management and integration of climate-related risks

At IHG, we assess the connections between climate-related risks and opportunities and other key principal risks to ensure climate change is embedded in our risk management processes and addressed through our business strategy. We consider climate change to be a major uncertainty affecting our industry, reflecting this as a principal risk and indicating that it may affect other core areas of our business, including guest and owner preference for our brands. Our business model means that we share threats and opportunities with our owners, including our dependency on their capacity to invest, uphold our brand standards and achieve our commitments.

The Audit Committee provides oversight of the effectiveness of IHG’s risk management and internal control processes, including those relating to climate. To enable our risks to inform business decisions effectively, our risk reviews are conducted by the Board, Executive Committee and management teams to align with the business decision-making cycle. Our Risk and Assurance team conducts regular meetings with IHG leaders and teams responsible for assessing and managing risks. These conversations consider a range of uncertainties, such as the effect of climate change on hospitality, and the steps being taken to reduce IHG’s exposure, which may be relevant to the delivery of teams’ objectives and IHG’s success.

Enhancing awareness and improving understanding of IHG’s principal risks across the business, particularly around the complexities of climate change, helps ensure the consideration of risk factors within decision-making. IHG’s Corporate Responsibility team has developed climate training and tools for our corporate and hotel colleagues, and conducts regular workshops with key business functions to engage them on our decarbonisation and our Journey to Tomorrow programme.

 Refer to pages 42 to 49 for more information on our approach to risk governance, management and IHG’s principal risks.

 See pages 55 to 56 for information on our most significant climate-related risks and opportunities.

 See page 32 of our 2023 Responsible Business Report for information on climate training, tools and resources.

Metrics and targets

To help us manage our climate-related risks and opportunities, we are developing metrics and targets in line with TCFD recommended disclosures. Where metrics and targets are still in progress or we do not consider the category to be relevant to IHG, we have provided details below.

GHG emissions and progress against SBT

Our GHG emissions are measured by our performance against our SBT commitment to reduce Scope 1 and 2 emissions and Scope 3 emissions from our franchised estate energy and FERA by 46% by 2030, from a 2019 base year. Our target is approved by the SBTi and our methodology to calculate our GHG emissions follows the GHG Protocol Corporate Accounting and Reporting Standard methodology. The Scope 3 emissions included within our SBT are material to IHG in accordance with the SBTi criteria and include Category 14

– Franchises and Category 3 – FERA.

Other Scope 3 categories are not included in our 2030 SBT, as they were not deemed material for inclusion under IHG’s Science-based target scope, as per the SBTi criteria.

We use our carbon footprint as a metric to track progress against our decarbonisation strategy and we report this within the KPI section on page 63. We also track our year-on-year absolute GHG emissions against our 2019 baseline.

 A breakdown of our GHG emissions, intensity metrics and methodology can be found on pages 238 to 240 in our Streamlined Energy and Carbon Reporting (SECR).

 See pages 46 to 49 of our 2023 Responsible Business Report pages for further details of our GHG methodology and data.

Remuneration

To support our decarbonisation strategy and transition opportunities, we have embedded ESG metrics into executive remuneration under the Directors’ Remuneration Policy. The 2023/25 LTIP cycle includes targets relating to the integration of ECMs into brand standards across new-build and existing hotels and the adoption of specific ECMs by owned, leased, managed lease and managed hotels. We track these measures during the cycle and will report on achievement in our Directors’ Remuneration Report at the end of the LTIP cycle. New measures will also be included in future LTIP cycles.

 For more details of our Directors’ Remuneration Policy see ihgplc.com/investors/corporate-governance/directors-remuneration-policy.

 See pages 116 to 140 for more on our Director’s Remuneration Report and 2024/26 LTIP cycle.

Capital deployment

Given the asset-light nature of our business model, we do not consider capital deployment to be a significant lever for managing our climate-related risks and opportunities, or for implementing our transition plan. We may incur operational costs associated with initiatives, such as new software systems, and any capital that is required is included within our typical capital expenditure levels of up to $350m gross per annum. We do not monitor capital expenditure by third-party owners of our franchised hotels.

Internal carbon pricing

Given that a significant portion of our emissions stems from our franchised estate, where our control is limited, we have determined that a conventional internal carbon price would not be the most impactful decarbonisation mechanism. Consequently, our efforts are directed toward more suitable mechanisms, as outlined in our transition plan on page 57.

External carbon price

We analysed the IHG Group and individual hotel-level exposure to carbon pricing legislation by applying a projected carbon price to our GHG emissions under a 1.5°C temperature scenario. At the IHG Group level, analysis found that we are largely insulated by our revenue-based fee structure, which mitigates a substantial proportion of costs being passed through to the Group from our hotels. However, we acknowledge that exposure could increase the risk of hotels becoming less profitable or less desirable as an asset class in future. By supporting our hotels in decarbonising, we aim to reduce this risk.

Transition risk and opportunities

We track the year-on-year performance of our GHG emissions and other environmental indicators, including energy, renewables and water and waste data, to evaluate progress in mitigating transition risks and optimising opportunities. We use energy reduction metrics and targets, as well as our remuneration target, to drive the uptake of ECMs across our estate.

We will explore further potential metrics that may be relevant for IHG to monitor and manage our climate-related opportunities and will disclose these if and when appropriate.

 See our environmental performance data on pages 47 to 51 of our 2023 Responsible Business Report.

 See pages 28 to 32 of our 2023 Responsible Business Report for more details on how IHG captures climate-related opportunities.

Physical risks

In 2023, we analysed the exposure of IHG’s existing and pipeline estate hotel locations to acute and chronic physical risks. We plan a deeper examination of this data set, conducting further analysis to understand the potential impacts on our hotels. Additionally, we aim to identify and establish metrics for consistently monitoring the most significant risks. The findings will be disclosed in future reporting.

 See risk table on page 56 for details of the physical risks IHG is most exposed to.

Delivering on the recommendations of TCFD	IHG | Annual Report and Form 20-F 2023	59

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

KPIs	2023 status and 2024 priorities

Net rooms supply

Net total number of rooms in the IHG System.

Increasing our rooms supply provides significant advantages of scale, including increasing the value of our loyalty programme. This measure is a key indicator of achievement of our growth agenda (see page 18).

2023 status

Gross system growth of 5.3%, with net system size growth of 3.8%, as removals rate returned to historical average of 1.5%. Total rooms supply 946,203 at 31 December 2023.

Signings of 79,220 rooms (556 hotels) represented a 1.4% decline on the prior year which included 18,467 rooms (48 hotels) under the Iberostar Beachfront Resorts brand. Total pipeline of 296,954 rooms increased by 5.5% compared to 2022, with more than 40% under construction.

•  Further growth of the Holiday Inn Brand Family with 18,274 rooms opened and 30,062 rooms signed, representing nearly 40% of our rooms signings.

•  Expansion of our Luxury & Lifestyle portfolio with 9,033 rooms opened and a further 18,319 rooms signed.

•  5,098 rooms opened for Iberostar Beachfront Resorts with a further 1,424 rooms signed.

•  Continued growth of our recently launched brands with:

– voco growing to 62 hotels open and a further 74 properties in the pipeline across 38 countries.

– 16 Atwell Suites signed, taking the pipeline to 41 properties.

– Vignette Collection growing to 29 hotels secured since its launch in 2021.

– avid hotels adding eight openings and 23 signings taking the estate to 67 hotels open with a further 141 in the pipeline.

– The launch of Garner, our new midscale conversion brand, with seven properties signed and the first two hotels open.

2024 priorities

•  Continue to focus on delivering strong net system size growth, with well-invested brands in the largest markets and segments.

•  Further scale of avid hotels, Atwell Suites and Garner.

•  Continue to expand voco and Vignette Collection globally.

•  Grow the footprint of our Luxury & Lifestyle brands, including branded residences.

•  Continue to explore further opportunities for growth through other commercial agreements.

Signings

Gross total number of rooms added to the IHG pipeline.

Continued signings secure the future growth of our system and continued efficiencies of scale. Signings indicate our ability to deliver sustained growth (see page 18).

[a]

Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 84 to 88, and reconciliations to IFRS figures, where they have been adjusted, are on pages 226 to 231.

60	IHG | Annual Report and Form 20-F 2023

KPIs	2023 status and 2024 priorities

Global RevPAR growth

Revenue per available room: rooms revenue divided by the number of room nights that are available.

RevPAR growth indicates the increased value guests ascribe to our brands in the markets in which we operate and is a key measure widely used in our industry (see page 8). Definition of this key performance measure can be found on page 84.

2023 status

•  Strong trading in 2023 resulted in RevPAR improving year-on-year across all regions with levels exceeding pre-pandemic peaks in all quarters of the year. This was driven by continued strength in leisure and the further return of corporate and group bookings.

•  Throughout 2023 we have remained committed to supporting our owners to optimise returns as we:

– Increased IHG One Rewards member enrolments and direct bookings following the investments made in our loyalty programme in the prior year, enabling our owners to benefit from strong member engagement.

– Further enhanced revenue management systems to quickly identify and act on revenue opportunities using business intelligence and data.

– Improved rate negotiations on behalf of our owners using IHG’s centralised RFP processes, with more than 3,000 hotels now using the service.

– Continued to focus on quality, design and innovation to meet evolving needs of guests and drive guest satisfaction while optimising for owner returns.

– Provided owners with end-to-end support to shorten the time taken for renovations and openings with our Hotel Purchasing Services, and achieved up to 30% savings across various goods and services categories.

– Reduced owner costs through collective purchasing with our Group Purchasing Organization agreements across more than 100,000 items.

– Utilised data-driven, targeted campaigns and offers to appeal to our largest, fastest-growing and highest-value segments.

•  Enterprise contribution improved to 79% in 2023, with increased adoption and performance of the IHG mobile app since its redesign in 2022. Online conversion rate continued to improve from investments in improving the online guest experience. GDS also increased as corporate demand continued to recover.

•  Increased IHG One Rewards member enrolments year-on-year following the transformation of the loyalty programme in 2022. Reward Nights exceeded 2019 levels driving returns for owners, particularly through dynamic pricing.

•  Re-launched US co-brand credit cards driving an increase in new accounts by over 60% and double digit percentage spend growth year-on-year, further driving owner returns and customer satisfaction.

2024 priorities

•  Continue to use data-driven insights, including mobile and AI, to enhance and personalise the guest experience, and to build on revenue-enhancing tools that drive returns for our owners.

•  Leverage our GRS capabilities to generate stay enhancements through the cross-sell of extras through for guest stays, maximising revenue generation to owners by leveraging the unique attributes of their inventory.

•  Continue to develop our digital-first approach, leveraging cloud-based technology to help owners and hotel colleagues better understand and drive the business.

•  Further expand and strengthen our IHG Hotels & Resorts masterbrand to better promote our portfolio of brands.

•  Continue to scale and invest in IHG One Rewards to support the growth and engagement of loyalty members.

•  Increase contribution from IHG One Rewards members by driving direct booking through our mobile and web channels.

•  Further rollout of new cloud-based Revenue Management System (RMS), enabling data and forecasting insights to owners.

•  Commence work on the next-generation Property Management System (PMS) offering owners a single platform across properties to enable efficient enhancements.

Growth in underlying fee revenues[a,b]

Group revenue from reportable segments excluding revenue from insurance activities, revenue from owned, leased and managed lease hotels, significant liquidated damages and current year acquisitions, stated at constant currency.

Underlying fee revenue growth demonstrates the continued attractiveness to owners and guests of IHG’s franchised and managed business (see page 11).

Total gross revenue from hotels in IHG’s System

Total rooms revenue from franchised hotels and total hotel revenue from managed, exclusive partner and owned, leased and managed lease hotels. Other than for owned, leased and managed lease hotels, it is not revenue wholly attributable to IHG, as it is mainly derived from hotels owned by third parties.

The growth in gross revenue from IHG’s System illustrates the value of our overall System to our owners (see page 11). Definition of this key performance measure can be found on page 84.

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

Enterprise contribution is one indicator of IHG value-add and the success of our technology platforms and our marketing, sales and loyalty distribution channels (see page 26).

[a]

Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 84 to 88, and reconciliations to IFRS figures, where they have been adjusted, are on pages 226 to 231.

[b]

Re-presented to reflect the adoption of IFRS 17 ‘Insurance Contracts’. The 2019 and 2020 figures have not been restated and therefore the 2019, 2020 and 2021 growth figures are excluded from the comparison.

Key performance indicators (KPIs)	IHG | Annual Report and Form 20-F 2023	61

Strategic Report

Key performance indicators (KPIs) continued

KPIs	2023 status and 2024 priorities

Guest Love

IHG’s guest satisfaction measurement indicator.

Guest satisfaction is fundamental to our continued success and is a key measure to monitor our ability to deliver an experience that meets and exceeds guests’ expectations (see page 22 for details).

2023 status

•  Guest satisfaction of 80.3% improved compared to 2022 reflecting increases in quality and consistency across the guest experience.

•  Externally measured Guest Satisfaction Index (GSI) achieved a score over 100, outperforming our competitors, as we focus on guest experience improvements.

•  Continued plans to ensure a consistent high-quality experience for each of our brands, including enhancements in food & beverage, hotel condition and service.

•  Evolved our mobile app and digital booking to help enhance guest experience.

2024 priorities

•  Enhance the guest journey and strengthen brands while maintaining a focus on quality and consistency across all aspects, including loyalty recognition, digital experience, food & beverage, service, and property condition.

•  Leverage tools such as training and data insights to further increase performance across our estate.

Fee margin[a,b]

Operating profit as a percentage of revenue, excluding System Fund, reimbursement of costs, revenue and operating profit from owned, leased and managed lease hotels, significant liquidated damages, insurance activities and exceptional items.

Our fee margin progression indicates the profitability of our fee revenue growth and benefit of our asset-light business model (see page 10).

2023 status

•  Fee margin grew by 340bps to 59.3%, driven by continued strength in trading in EMEAA and Greater China.

2024 priorities

•  Maintain our cost and efficiency focus.

•  Leverage technology applications and process enhancements to achieve operational efficiencies.

•  Continue to reinvest in the business to drive growth and further expand margin over the long term.

Adjusted free cash flow[a]

Cash flow from operating activities excluding payments of contingent purchase consideration, less purchase of shares by employee share trusts, maintenance capital expenditure and lease payments.

Adjusted free cash flow provides funds to invest in the business, sustainably grow the dividend and return any surplus to shareholders (see page 12). It is a key component in measuring the ongoing viability of our business (see page 50).

2023 status

•  Adjusted free cash flow increased by $254m to $819m due to growth in operating profit from reportable segments[a] and an improvement in the System Fund and reimbursable result, partly offset by increased contract acquisition costs, higher tax payments and lower working capital cash inflow. Closing liquidity was $2,572m.

2024 priorities

•  Continue to deliver consistent, sustained growth in cash flow.

•  Timely management of capital deployment in line with business priorities.

IHG® Academy

Number of people participating in one of our in person IHG Academy programmes and the number of registered users on the IHG Skills Academy platform.

Sustained participation indicates the strength of our progress in creating career building opportunities and engagement with the communities in which we operate (see page 12).

2023 status

•  Refreshed the wider IHG Academy offering to hotel and corporate functions.

•  Increased internships and work experience placements across hotels and corporate functions, utilising both in-house experiences and virtual solutions.

•  Expanded our IHG Skills Academy registrations by over 500%.

•  Implemented a new IHG Skills Academy interface to improve user experience.

•  Added additional language translations to IHG Skills Academy to increase global reach.

2024 priorities

•  Launch refreshed IHG Academy offering to hotel and corporate functions to activate within their local communities.

•  Introduce updated tracking tool to hotels and upgrade IHG Academy global metrics dashboard.

•  Raise awareness of all IHG Academy offerings to increase skills training opportunities and maximise IHG Academy participants.

[a]

Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 84 to 88, and reconciliations to IFRS figures, where they have been adjusted, are on pages 226 to 231.

[b]	2022 and 2021 fee margin re-presented to reflect the adoption of IFRS 17 ‘Insurance Contracts’ in 2023. The 2019 and 2020 figures have not been restated and are therefore excluded from the comparison.

62	IHG | Annual Report and Form 20-F 2023

KPIs	2023 status and 2024 priorities

Employee engagement survey scores

Colleague HeartBeat survey, completed by IHG employees or colleagues employed at owned, leased or managed leased and managed hotels (excluding our joint ventures).

We measure employee engagement to monitor risks relating to talent (see page 46) and to help us understand the issues that are relevant to our people as we build a diverse and inclusive culture (see page 29).

2023 status

•  The score of 87% improved on the prior year and was 10% higher than external benchmarks.

•  Prioritised employee development and retention activities:

–  Focused on launching the ‘squiggly career’ concept and an interactive critical experiences framework that helps employees explore the different career journeys available within IHG corporate.

–  Evolved our leadership development programme content to include further support for people leaders on how to develop their teams through focused career conversations, performance check-ins and providing timely feedback.

–  Launched a new corporate onboarding programme to help our new starters in four pilot locations learn the business and network with people across teams.

•  Continuing to focus on employee wellbeing, including piloting a mental health first aider programme in the UK, highlighting and investing in our Employee Assistance Programme, and celebrating key calendar events such as World Mental Health Day.

•  Delivered on diversity, equity and inclusion (DE&I) initiatives:

–  Continuing to expand our Employee Resource Group (ERG) membership and presence globally.

––Celebrated key calendar events such as International Women’s Day, Pride and International Day of Persons with Disabilities.

–  Launched new inclusive hiring practices to help increase our representation of diverse leaders across our senior leadership population.

•  Launched Leading for Growth Executive Development Programme, designed specifically for those at VP level and above to help stimulate thinking around how we lead today along with exploring future development.

2024 priorities

•  Continue to foster an inclusive culture and further raise our representation of diverse leaders across our senior leadership.

•  Increase support for employees to plan their development internally.

•  Continue to develop our people leadership capability through learning, communications, events and toolkits.

•  Scale our corporate onboarding programme to all corporate locations.

•  Continued focus on our L&L capability and talent.

•  Integrate more of the L&L hotel estate into our HR platforms.

Absolute carbon footprint

Total GHG emissions (Tonnes of CO2e), calculated using the market-based methodology to take account of renewable energy. For more information on our carbon footprint methodology see page 239.

Our global target is to reduce absolute Scope 1, 2 and Scope 3 (FERA and franchised hotels energy) GHG emissions 46% by 2030 from a 2019 baseline year.

This target has been validated by the SBTi as being consistent with climate science to limit global temperature rise to 1.5°C above pre-industrial levels. To ensure progress against this target, we work with our hotels to drive energy efficiency and carbon reductions across our estate.

2023 status

•  While there was an increase year-on-year in 2023 due to the recovery in occupancy and growth in the size of the estate, we continued to drive energy efficiency with a 3.8% reduction in carbon emissions per occupied room from 2019 and a 1.9% absolute reduction against the baseline.

•  Continued rollout of ECMs across existing estate hotels and new-builds, focused on those measures with a ROI of less than 5 years, supported by brand standards and reflected in corporate remuneration targets.

•  Ongoing access to training, tools and resources to help hotels maximise their energy efficiency, including resources in the US for owners to identify tax and other financial incentives to help fund energy efficiency investments.

•  Expanded US owner access to renewable electricity through our community solar programme.

2024 priorities

•  Continue to rollout our decarbonisation roadmap focusing on energy-efficiency measures in the existing estate, transitioning to renewable energy and developing new-build hotels operating with very low/zero carbon emissions. See pages 56 to 58 for more information on our transition plan.

•  Developing a programme to accelerate the number of new-build hotels that are energy-efficient, have no fossil fuels combusted on-site and are fully powered by renewable energy where available.

Key performance indicators (KPIs)	IHG | Annual Report and Form 20-F 2023	63

Strategic Report Chief Financial Officer’s review rading strengthened through Tthe year, with RevPAR exceeding pre-pandemic highs in each quarter. This, combined with growth in our well-invested brand portfolio and efficient cost base, drove higher profitability and fee margin. Our proven cash-generative business model resulted in $1.0bn returned to shareholders in 2023, while continuing to invest for future growth. Trading performance Following the investments made in our loyalty and technology platforms, guest enrolments and bookings increased through the year, and our owners were able to leverage our enterprise to capture demand as guests returned, yielding rate and occupancy gains. Travel demand remained healthy, supported by strong leisure and continued recovery in business and groups, with RevPAR exceeding pre-pandemic highs in the year. The degree of RevPAR growth varied across the regions. Performance in the Americas and EMEAA continued to exceed pre-pandemic levels through 2023. Greater China rebounded significantly following the lifting of Covid-19 related restrictions in late 2022, with the region also exceeding 2019 levels by the third quarter. System growth During the year, gross system size increased by 5.3%, demonstrating the strength of our brand portfolio. Conversions represented 37% of openings and signings combined, as our brand portfolio including our newly launched midscale conversion brand, Garner, enables us to more readily capture these opportunities that contribute to delivering our system growth. Our continued focus on the quality of our estate resulted in a removals rate of 1.5% year-on-year, in line with our historical underlying average. Net system size increased by 3.8%. Operating profit Operating profit was $1,066m, an increase of $438m from the prior year. Operating profit from reportable segmentsa improved to $1,019m compared to $828m in 2022. The strong growth in revenue and our cost management resulted in a 3.4%pts improvement in fee margina to 59.3%. Our growth in operating profit was achieved alongside continued investment to support future growth, including in the expansion of our brand portfolio and investments in our enterprise platform. Cash generation and liquidity Demonstrating the highly cash-generative nature of our business, net cash from operating activities increased by $247m to $893m, and adjusted free cash flowa improved by $254m to $819m, compared to the prior year. During 2023, we returned $1.0bn to shareholders through a combination of ordinary dividends and share buybacks. Robust drove RevPAR trading and to exceed profitability pre highs -pandemic in 2023, demonstrating the strength of our business model.” Our net debt:adjusted EBITDA ratio at the end of the year finished at 2.1x, beneath the 2.5-3.0x range we aim to maintain. At the year-end, the Group’s total liquidity was $2,572m. The Board has proposed a final dividend of 104.0¢, +10% vs 2022, taking the dividend for the year to 152.3¢. The Board has also approved a further share buyback programme to return an additional $800m to shareholders. Our uses of cash remain unchanged: ensuring the business is appropriately invested in to optimise growth; funding a sustainably growing dividend; and then returning excess funds to shareholders. Future growth and 2024 priorities Looking to 2024, we are confident that travel demand will continue to trend ahead of pre-pandemic levels. We remain focused on our multi-year commitment to invest in our brand portfolio, loyalty programme and technology platforms. Our support to owners has continued through uplifts in revenue generation, targeted procurement solutions and the management of inflationary pressures through build and operational efficiencies. We are confident in our asset-light, fee-based business model, combined with our track record of fee margin growth through focused cost management, which is proven to be highly cash-generative, enabling us to fund further investments and additional shareholder returns. Michael Glover Chief Financial Officer a Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 84 to 88, and reconciliations to IFRS figures, where they have been adjusted, are on pages 226 to 231. 64 IHG | Annual Report and Form 20-F 2023

Performance

Group

Group Income Statement summary

	12 months ended 31 December
	2023 $m	2022 $m [a]	2023 vs 2022 % change		2021 $m [a,f]	2022 vs 2021 % change
Revenue[b]
Americas	1,105	1,005	10.0		774	29.8
EMEAA	677	552	22.6		303	82.2
Greater China	161	87	85.1		116	(25.0)
Central	221	199	11.1		197	1.0
Revenue from reportable segments[c]	2,164	1,843	17.4		1,390	32.6
System Fund and reimbursable revenues	2,460	2,049	20.1		1,517	35.1
Total revenue	4,624	3,892	18.8		2,907	33.9
Operating profit[b]
Americas	815	761	7.1		559	36.1
EMEAA	215	152	41.4		5	NMd
Greater China	96	23	317.4		58	(60.3)
Central	(107)	(108)	(0.9)		(88)	22.7
Operating profit from reportable segments[c]	1,019	828	23.1		534	55.1
Analysed as:
Fee business	992	805	23.2		569	41.5
Owned, leased and managed lease	29	19	52.6		(36)	NM [d]
Insurance activities	(2)	4	NM	[d]	1	NM [d]
System Fund and reimbursable result	19	(105)	NM	[d]	(11)	854.5
Operating profit before exceptional items	1,038	723	43.6		523	38.2
Operating exceptional items	28	(95)	NM	[d]	(29)	227.6
Operating profit	1,066	628	69.7		494	27.1
Net financial expenses	(52)	(96)	(45.8)		(139)	(30.9)
Analysed as:
Adjusted interest expense[c]	(131)	(122)	7.4		(142)	(14.1)
System Fund interest	44	16	175.0		3	433.3
Foreign exchange gains	35	10	250.0		–	–
Fair value (losses)/gains on contingent purchase consideration	(4)	8	NM	[d]	6	33.3
Profit before tax	1,010	540	87.0		361	49.6
Tax	(260)	(164)	58.5		(96)	70.8
Analysed as:
Adjusted tax[c]	(253)	(194)	30.4		(124)	56.5
Tax attributable to System Fund	(3)	–	NM	[d]	–	–
Tax on foreign exchange gains	3	4	(25.0)		–	–
Tax on fair value gains on contingent purchase consideration	–	–	–		(1)	NM [d]
Tax on exceptional items and exceptional tax	(7)	26	NM	[d]	29	(10.3)
Profit for the year	750	376	99.5		265	41.9
Adjusted earnings[e]	635	511	24.3		269	90.0
Basic weighted average number of ordinary shares (millions)	169	181	(6.6)		183	(1.1)

Earnings per ordinary share
Basic	443.8¢	207.2¢	114.2		145.4¢	42.5
Adjusted[c]	375.7¢	282.3¢	33.1		147.0¢	92.1
Dividend per share	152.3¢	138.4¢	10.0		85.9¢	61.1
Average US dollar to sterling exchange rate	$1:£0.80	$1: £0.81	(1.2)		$1: £0.73	11.0

[a]	Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’ and to combine System Fund and reimbursables (see ‘New accounting standards and other presentational changes’ on page 172.

[b]

Americas and EMEAA include revenue and operating profit before exceptional items from both fee business and owned, leased and managed lease hotels. Greater China includes revenue and operating profit before exceptional items from fee business.

[c]

Definitions for non-GAAP measures can be found in the ‘Key performance measures and non-GAAP measures’ section on pages 84 to 88 along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements which can be found on pages 226 to 231.

[d]	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

[e]	Adjusted earnings as used with adjusted earnings per share, a non-GAAP measure.

[f]	Re-presented for a change to the definition of adjusted tax (see page 231).

Performance	IHG | Annual Report and Form 20-F 2023	65

Strategic Report

Performance continued

Group continued

Highlights for the year ended

31 December 2023

Trading improved significantly in the first quarter, as travel in the comparative period of 2022 was impacted by the Omicron variant of Covid-19. From April, the comparatives became subsequently tougher as government-mandated travel restrictions eased in the prior year. Leisure demand in the Americas and EMEAA saw continued strength, supported by improving corporate and group bookings. Greater China rebounded significantly, with RevPAR exceeding pre-pandemic levels in the third quarter. By the fourth quarter, average daily rate remained above pre-pandemic highs and occupancy had recovered to within 1%pt of 2019 levels.

Revenue

Group comparable RevPAR improved year-on-year by 33.0% in the first quarter, 17.1% in the second quarter, 10.5% in the third quarter, 7.6% in the fourth quarter and 16.1% in the full year. When compared to the pre-pandemic levels of 2019, Group comparable RevPAR increased 6.8% in the first quarter, 9.9% in the second quarter, 12.8% in the third quarter, 12.7% in the fourth quarter and 10.9% in the full year. Overall, average daily rate exceeded 2019 levels by 12.7% and occupancy was 1.1%pts lower.

Our other key driver of revenue, net system size, increased by 3.8% year-on-year to 946,203 rooms.

Total revenue increased by $732m (18.8%) to $4,624m, including a $411m increase in System Fund and reimbursable revenue. Revenue from reportable segmentsa increased by $321m (17.4%) to $2,164m, driven by the improved trading conditions. Underlying revenuea increased by $347m to $2,164m, with underlying fee revenuea increasing by $249m. Owned, leased and managed lease revenue increased by $77m.

Operating profit and margin

Operating profit improved by $438m from $628m to $1,066m, including a $123m increase in operating exceptional items, from a $95m charge in 2022 to a $28m income in 2023, and a $124m increase in the reported System Fund and reimbursable result, from a $105m loss in 2022 to a $19m profit in 2023.

Operating profit from reportable segmentsa increased by $191m (23.1%) to $1,019m, with fee business operating profit increasing by $187m (23.2%) to $992m, due to the improvement in trading which drove a $65m increase in incentive management fees to $168m. Owned, leased and managed lease operating profit improved from $19m to $29m. Underlying operating profita increased by $201m (24.6%) to $1,019m.

Fee margina increased by 3.4%pts over the prior year to 59.3% benefitting from the improvement in trading.

The impact of the movement in average USD exchange rates for 2022 compared to 2023 netted to a $2m impact on operating profit from reportable segmentsa when calculated as restating 2022 figures at 2023 exchange rates, but negatively impacted operating profit from reportable segmentsa by $13m when applying 2022 rates to 2023 figures.

If the average exchange rate during January 2024 had existed throughout 2023, the 2023 operating profit from reportable segmentsa would have been $4m lower.

System Fund and reimbursable result

The Group operates a System Fund to collect and administer cash assessments from hotel owners for specified purposes of use including marketing, reservations and the Group’s loyalty programme, IHG One Rewards. The System Fund also benefits from proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of hotels in the IHG system with the objective of driving revenues for the hotels in the system.

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

Reimbursable revenue represents reimbursements of expenses incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As IHG record reimbursable expenses based upon costs incurred with no added mark-up, this revenue and related expenses have no impact on either operating profit or net profit for the year.

In the year to 31 December 2023, System Fund and reimbursable revenues increased $411m (20.1%) to $2,460m, driven by the continued strength in travel demand, strong performance of the IHG One Rewards programme since the relaunch in the first half of last year.

The reported System Fund and reimbursable result improved to a $19m profit from a $105m loss, primarily due to the continued strength in travel demand on revenues, partially offset by increased investments in media as well as revenue-driving channels and activities.

Operating exceptional items

Exceptional items are identified by virtue of their size, nature or incidence and are excluded from the calculation of adjusted earnings per ordinary sharea as well as other Non-GAAP measures (see Use of Non-GAAP measures, pages 226 to 231) in order to allow a better understanding of the underlying trading performance and trends of the Group and its reportable segments. Examples of exceptional items can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes and reorganisation costs.

Operating exceptional items totalled $28m income, driven by the following items:

•

share of profits from the InterContinental New York Barclay associate of $18m, due to an increase in the fair value of the hotel, which resulted in the reversal of an $18m liability recognised in 2022; and

•	other operating income of $10m relating to amounts receivable from the Group’s insurer under its business interruption policy for certain owned, leased and managed lease hotels due to Covid-19.

Further information on exceptional items can be found in note 6 to the Group Financial Statements.

[a]

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 84 to 88. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 226 to 231.

66	IHG | Annual Report and Form 20-F 2023

Net financial expenses

Net financial expenses decreased to $52m from $96m, including $35m in foreign exchange gains. Adjusted interesta, as reconciled on page 231, and which excludes exceptional finance expenses and foreign exchange gains/losses and adds back interest attributable to the System Fund, increased by $9m to an expense of $131m. The increase in adjusted interestb was primarily driven by an increase in interest attributable to the System Fund of $28m due to increased base rates, offset by an increase in financial income of $17m.

Financial expenses include $78m

(2022: $82m) of total interest costs on public bonds, which are fixed rate debt. Interest expense on lease liabilities was $29m (2022: $29m).

Fair value gains and losses on contingent purchase consideration

Contingent purchase consideration arose on the acquisition of Regent. The net loss of $4m (2022: $8m gain) is principally due to an unfavourable movement in observable US corporate bond rates. The total contingent purchase consideration liability at 31 December 2023 is $69m (31 December 2022: $65m).

Taxation

The adjusted taxa rate for 2023 was 28% (2022: 27%). Taxation within exceptional items totalled a charge of $7m (2022: credit of $26m) and relates to the tax impacts of the operating exceptional items. Tax paid in 2023 totalled $243m (2022: $211m).

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

IHG’s Approach to Tax policy is available at ihgplc.com/responsible-business under policies.

Earnings per ordinary share

The Group’s basic earnings per ordinary share is 443.8¢ (2022: 207.2¢). Adjusted earnings per ordinary sharea increased by 93.4¢ to 375.7¢.

Dividends and returns

The Board is proposing a final dividend of 104.0¢ in respect of 2023, which is growth of 10% on 2022. With the interim dividend of 48.3¢ paid in October 2023, the total dividend for the year would therefore be 152.3¢, representing an increase of 10%. The ex-dividend date is Thursday 4 April 2024 and the Record Date is Friday 5 April 2024. The corresponding dividend amount in Pence Sterling per ordinary share will be announced on Thursday 25 April 2024, calculated based on the average of the market exchange rates for the three working days commencing 22 April 2024. Subject to shareholder approval at the AGM on Friday 3 May 2024, the dividend will be paid on Tuesday 14 May 2024.

The dividend payments in 2023 have returned close to $250m to IHG’s shareholders. An additional $750m of surplus capital was returned to shareholders through a share buyback programme that concluded in December 2023. This repurchased 10,643,334 shares at an average price of £55.88 per share and reduced the total number of voting rights in the Company by 6.1%.

The Board has approved a further share buyback programme to return an additional $800m to shareholders in 2024.

Share price and market capitalisation

The IHG share price closed at £70.90 on Friday 29 December 2023, up 49.5% from £47.44 on 30 December 2022. The market capitalisation of the Group at the year-end was £11.7bn.

For discussion of 2022 results, and the changes compared to 2021, refer to the 2022 Annual Report and Form 20-F. The impact of IFRS 17 adoption on those years was not material (see new accounting standards and other presentational changes on page 172)

ihgplc.com/investors under Annual Report.

[a]

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 84 to 88. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 226 to 231.

Accounting principles

The Group results are prepared under International Financial Reporting Standards (IFRS) as described on page 161 of the Group Financial Statements. The application of IFRS requires management to make judgements, estimates and assumptions, and those considered critical to the preparation of the Group results are set out on page 162.

The Group discloses certain financial information both including and excluding exceptional items. For comparability of the periods presented, some of the performance indicators in this performance review are calculated after eliminating these exceptional items. An analysis of exceptional items is included in note 6.

Performance	IHG | Annual Report and Form 20-F 2023	67

Strategic Report

Performance continued

Group continued

Adjusted EBITDAa reconciliation

				12 months ended 31 December

	2023 $m	2022 $m	2023 vs 2022 $m change	2021 $m	2022 vs 2021 $m change

Cash flow from operations	1,219	961		848

Cash flows relating to exceptional items	29	43		12

Impairment reversal/(loss) on financial assets	1	(5)		–

Other non-cash adjustments to operating profit	(60)	(61)		(71)

System Fund and reimbursable result	(19)	105		11

System Fund depreciation and amortisation	(83)	(86)		(94)

Other non-cash adjustments to System Fund result	(23)	(24)		(6)

Working capital and other adjustments	(79)	(101)		(110)

Capital expenditure: contract acquisition costs (key money), net of repayments	101	64		42

Adjusted EBITDA[a]	1,086	896	190	632	264

Group Cash Flow summary

				12 months ended 31 December

	2023 $m	2022 $m	2023 vs 2022 $m change	2021 $m	2022 vs 2021 $m change

Adjusted EBITDA[a]	1,086	896	190	632	264

Working capital and other adjustments	79	101		110

Impairment (reversal)/loss on financial assets	(1)	5		–

Other non-cash adjustments to operating profit	60	61		71

System Fund and reimbursable result	19	(105)		(11)

Non-cash adjustments to System Fund result	106	110		100

Capital expenditure: contract acquisition costs

(key money) net of repayments	(101)	(64)		(42)

Capital expenditure: maintenance	(38)	(44)		(33)

Cash flows relating to exceptional items	(29)	(43)		(12)

Net interest paid	(83)	(104)		(126)

Tax paid	(243)	(211)		(86)

Principal element of lease payments	(28)	(36)		(32)

Purchase of own shares by employee share trusts	(8)	(1)		–

Adjusted free cash flow[a]	819	565	254	571	(6)

Capital expenditure: gross recyclable investments	(61)	(15)		(5)

Capital expenditure: gross System Fund capital investments	(46)	(35)		(19)

Deferred purchase consideration paid	–	–		(13)

Disposals and repayments, including other financial assets	8	16		58

Repurchase of shares, including transaction costs	(790)	(482)		–

Dividends paid to shareholders	(245)	(233)		–

Dividends paid to non-controlling interest	(3)	–		–

Net cash flow before other net debt[a] movements	(318)	(184)	(134)	592	(776)

Add back principal element of lease repayments	28	36		32

Exchange and other non-cash adjustments	(131)	178		24

(Increase)/decrease in net debt[d]	(421)	30	(451)	648	(618)

Net debt[a] at the beginning of the year	(1,851)	(1,881)		(2,529)

Net debt[a] at the end of the year	(2,272)	(1,851)	(421)	(1,881)	30

[a]	Definitions for non-GAAP measures can be found in the ‘Key performance measures and non-GAAP measures’ section on pages 84 to 88.

68	IHG | Annual Report and Form 20-F 2023

Cash flow from operations

For the year ended 31 December 2023, cash flow from operations was $1,219m, an increase of $258m on the previous year, primarily reflecting the increase in operating profit. Cash flow from operations is the principal source of cash used to fund interest and tax payments, capital expenditure, ordinary dividend payments and additional returns of capital of the Group.

Adjusted free cash flowa

Adjusted free cash flowa was an inflow of $819m, an increase of $254m on the prior year. Adjusted EBITDAa increased by $190m and the System Fund and reimbursable result improved by $124m due to stronger trading. Net interest paid decreased by $21m primarily due to an increase in interest received of $14m. These were partly offset by a $22m lower working capital and other adjustments cash inflow, an increase in contract acquisition (key money) costs net of repayments of $37m and $32m higher tax payments. Working capital and other adjustments includes $123m of cash inflow related to deferred revenue, driven primarily by the loyalty programme. Exceptional cash costs in the year of $29m includes payments relating to commercial litigation and disputes; in the prior year, the cost of ceasing operations in Russia was also included.

Net and gross capital expenditure

Net capital expenditurea was $157m (2022: $59m) and gross capital expenditurea was $253m (2022: $161m). Gross capital expenditurea comprised: $146m maintenance capex and key money; $61m gross recyclable investments; and $46m System Fund capital investments. Net capital expenditurea includes the offset from $8m proceeds from other financial assets, $7m key money repayments and $81m System Fund depreciation and amortisation.

Net debta

Net debta increased by $421m from $1,851m at 31 December 2022 to $2,272m at 31 December 2023. There were $1,035m of payments related to ordinary dividends and the share buyback programmes during the year. The change in net debta includes adverse net foreign exchange impacts of $105m driven by translation of the Group’s sterling bond debt and $26m of other non-cash adjustments.

Balance sheet

	2023 $m	2022 $m

Goodwill and other intangible assets	1,099	1,144

Other non-current assets	1,585	1,394

Cash and cash equivalents	1,322	976

Other current assets	807	702

Total assets	4,813	4,216

Loans and other borrowings	(3,166)	(2,396)

Other current liabilities	(1,591)	(1,489)

Other non-current liabilities	(2,002)	(1,939)

Total liabilities	(6,759)	(5,824)

Net liabilities	(1,946)	(1,608)

Net liabilities

The Group had net liabilities of $1,946m at 31 December 2023 ($1,608m at 31 December 2022). In accordance with accounting standards, the Group’s internally developed brands are not recorded on the Group’s balance sheet, and its asset-light business model means that most properties from which income is derived are not owned. This does not have an impact on the ability of the Group to raise external funding or the dividend capacity of the Group.

Goodwill and other intangible assets

Goodwill and other intangible assets of $1,099m decreased by $45m compared to the prior year driven by amortisation of software assets. Goodwill and brands have a total net book value of $775m as at 31 December 2023 ($774m as at 31 December 2022). Brands relate to the acquisitions of Kimpton, Regent and Six Senses. They are each considered to have an indefinite life given their strong brand awareness and reputation, and management’s commitment to continued investment in their growth. Goodwill and brands are allocated to cash generating units (CGUs), and they are tested annually for impairment, with no impairment recognised in 2023 given the recoverable amounts of the CGUs exceeded their carrying value. The movement in the year is due to exchange rates.

The remaining balance of intangible assets primarily relates to software ($297m).

Working capital

Trade receivables increased by $87m, from $493m at 31 December 2022 to $580m, primarily due to improved trading in the last quarter of 2023 compared to the last quarter of 2022. Current trade and other payables increased by $14m, primarily due to $13m deferred consideration moving from non-current payables in 2023. Deferred revenue increased by $124m, driven by an increase in the future redeemable points balance related to the loyalty programme.

Cash and borrowings

Net debta of $2,272m (2022: $1,851m) is analysed by currency as follows:

	2023 $m	2022 $m

Borrowings

Sterling*	2,076	2,378

US dollar*	1,481	416

Euros	4	4

Other	33	29

Cash and cash equivalents

Sterling	(918)	(380)

US dollar	(266)	(494)

Euros	(19)	(15)

Canadian dollar	(7)	(7)

Chinese renminbi	(55)	(37)

Other	(57)	(43)

Net debt[a]	2,272	1,851

Average net debt level	2,155	1,763

*	Including the impact of derivative financial instruments.

Cash and cash equivalents includes $30m (2022: $24m) that is not available for use by the Group due to local exchange controls, $14m (2022: $11m) which is restricted for use on capital expenditure under hotel lease agreements and $12m (2022: $12m) subject to contractual and regulatory restrictions.

g	Information on the maturity profile and interest structure of borrowings is included in notes 22 to 24 to the Group Financial Statements.

Borrowings included bank overdrafts of $44m (2022: $55m), which were matched by an equivalent amount of cash and cash equivalents under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution, and the Group pays interest on net overdraft balances within each pool. Overseas subsidiaries are typically in a cash-positive position and the matching overdrafts are held by the Group’s central treasury company in the UK.

g	Information on the Group’s approach to allocation of capital resources can be found on pages 12 and 13.

[a]

Definitions for Non-GAAP measures can be found on pages 84 to 88. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 226 to 231.

Performance	IHG | Annual Report and Form 20-F 2023	69

Strategic Report

Performance continued

Group continued

Sources of liquidity

As at 31 December 2023, the Group had total liquidity of $2,572m (31 December 2022: $2,224m), comprising $1,350m of undrawn bank facilities and $1,222m of cash and cash equivalents (net of overdrafts and restricted cash). The change in total liquidity from December 2022 of $348m is primarily due to a new bond issuance of $657m, offset by other net cash outflows of $318m.

In November 2023, the Group issued a €600m 4.375% bond repayable in November 2029. Currency swaps were transacted at the same time as the bond was issued in order to swap the proceeds and interest flows to US Dollars. The currency swaps fix the bond debt at $657m, with interest payable semi-annually at 5.97%.

The Group currently has $3,122m of sterling and euro bonds outstanding. The bonds mature in October 2024 (€500m), August 2025 (£300m), August 2026 (£350m), May 2027 (€500m), October 2028 (£400m) and November 2029 (€600m). There are currency swaps in place on the euro bonds, fixing the October 2024 bond at £454m, the May 2027 bond at £436m and the November 2029 bond at $657m. The Group currently has senior unsecured long-term credit ratings of BBB from S&P and Baa2 from Moody’s.

The Group is further financed by a $1.35bn syndicated bank revolving credit facility (RCF). A one-year extension option was exercised during the year and the facility now matures in 2028. There is a one-year extension option remaining at the lenders discretion. There are two financial covenants: interest cover and leverage ratio. Covenants are tested at half year and full year on a trailing 12-month basis. The interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt to Covenant EBITDA below 4.0:1. At 31 December 2023 the leverage ratio was 2.14 and the interest cover ratio was 12.34. See note 24 to the Financial Statements for further information. The RCF was undrawn at 31 December 2023.

The Group is in compliance with all of the applicable financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.

It is management’s opinion that the available facilities are sufficient for the Group’s present liquidity requirements.

Off-balance sheet arrangements

At 31 December 2023, the Group had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contingent liabilities

Contingent liabilities include guarantees over loans made to facilitate third-party ownership of hotels of up to $50m and outstanding letters of credit of $68m. The Group may also be exposed to additional liabilities resulting from litigation and security incidents. See note 30 to the Group Financial Statements for further details.

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

Disaggregation of total gross revenueb in IHG’s System

Total gross revenue provides a measure of the overall strength of the Group’s brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed hotels and owned, leased and managed lease hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties. The definition of this key performance measure can be found on page 84.

	12 months ended 31 December

	2023	2022	%
	$bn	$bn	change	[c]

Analysed by brand

InterContinental	5.1	4.0	26.6

Kimpton	1.3	1.2	10.0

Hotel Indigo	0.9	0.7	28.2

Crowne Plaza	3.7	3.0	23.9

Holiday Inn Express	9.2	8.3	11.5

Holiday Inn	6.0	5.1	16.9

Staybridge Suites	1.2	1.2	6.4

Candlewood Suites	0.9	0.8	3.7

Other[d]	3.3	1.5	121.5

Total	31.6	25.8	22.6

Analysed by ownership type

Franchised[e] (revenue not attributable to IHG)	20.0	16.7	19.6

Managed[e] (revenue not attributable to IHG)	11.1	8.7	28.4

Owned, leased and managed lease (revenue recognised in Group income statement)	0.5	0.4	18.8

Total	31.6	25.8	22.6

Total gross revenue in IHG’s system increased by 22.6% (23.4% increase at constant currency) to $31.6bn as a result of improved trading conditions and growth in the number of hotels in our system.

[a]	As shown in the Cash Flow summary on page 68.

[b]

Definitions for the key performance measures can be found in the ‘Use of key performance measures and non-GAAP measures’ section, which can be found on pages 84 to 88. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 226 to 231.

[c]	Year-on-year percentage movement calculated from source figures.

[d]	Includes Holiday Inn Club Vacations.

[e]	Includes exclusive partner hotels.

70	IHG | Annual Report and Form 20-F 2023

Group hotel and room count

	Hotels		Rooms

		Change over		Change over
At 31 December	2023	2022	2023	2022

Analysed by brand

Six Senses	25	6	1,761	395

Regent	10	1	3,087	59

InterContinental	222	15	73,500	3,694

Vignette Collection	11	8	2,283	1,704

Kimpton	78	2	13,721	413

Hotel Indigo	153	10	20,218	1,764

voco	62	17	15,507	5,083

HUALUXE	20	(1)	5,529	(454)

Crowne Plaza	408	5	112,232	1,813

EVEN Hotels	26	4	3,931	751

Holiday Inn Express	3,171	80	336,317	9,415

Holiday Inn	1,202	4	215,910	351

Garner	2	2	158	158

avid hotels	67	8	6,027	674

Atwell Suites	2	–	186	–

Staybridge Suites	325	11	35,320	1,359

Holiday Inn Club Vacations	30	2	9,526	704

Candlewood Suites	376	8	33,497	744

Iberostar Beachfront Resorts	49	16	17,600	5,198

Other[a]	124	1	39,893	751

Total	6,363	199	946,203	34,576

Analysed by ownership type

Franchised[b]	5,356	154	680,601	24,170

Managed	990	44	261,371	10,394

Owned, leased and managed lease	17	1	4,231	12

Total	6,363	199	946,203	34,576

During the year, 47,919 rooms (275 hotels) opened, compared to 49,443 rooms (269 hotels) in the prior year which included 12,402 rooms (33 hotels) under the Iberostar Beachfront Resorts brand.

Openings included 18,274 rooms (134 hotels) in the Holiday Inn Brand Family, 5,098 rooms (16 hotels) under the Iberostar Beachfront Resorts brand and the first 158 rooms (two hotels) under Garner, our newly launched conversion brand.

In 2023, 13,343 rooms (76 hotels) left the IHG system, compared to 18,143 rooms (96 hotels) in 2022 which included 6,457 rooms (28 hotels) as part of ceasing operations in Russia. The removals rate of 1.5% was in line with our historical underlying average.

Net system size increased by 3.8% year-on-year to 946,203 rooms.

[a] Includes eight open hotels that will be re-branded to voco and five open hotels that will be re-branded to Vignette Collection. [b] Includes exclusive partner hotels.	Total number of hotels 6,363 Total number of rooms 946,203

Performance	IHG | Annual Report and Form 20-F 2023	71

Strategic Report

Performance continued

Group continued

Group pipeline

	Hotels		Rooms

At 31 December	2023	Change over 2022	2023	Change over 2022

Analysed by brand

Six Senses	42	4	3,057	426

Regent	11	1	2,442	132

InterContinental	100	10	25,271	2,690

Vignette Collection	18	11	2,056	1,456

Kimpton	54	13	10,761	2,318

Hotel Indigo	132	13	20,939	1,088

voco	74	35	12,741	2,512

HUALUXE	25	4	6,343	993

Crowne Plaza	126	15	32,442	3,492

EVEN Hotels	33	2	5,383	104

Holiday Inn Express	632	15	78,019	1,284

Holiday Inn	246	17	45,901	1,811

Garner	5	5	332	332

avid hotels	141	(4)	11,577	(808)

Atwell Suites	41	11	4,124	1,123

Staybridge Suites	164	2	18,185	190

Holiday Inn Club Vacations	2	1	832	680

Candlewood Suites	151	27	11,957	1,689

Iberostar Beachfront Resorts	5	(10)	2,240	(3,825)

Other	14	(15)	2,352	(2,201)

Total	2,016	157	296,954	15,486

Analysed by ownership type

Franchised[a]	1,426	113	174,084	10,773

Managed	589	44	122,715	4,713

Owned, leased and managed lease	1	–	155	–

Total	2,016	157	296,954	15,486

At the end of 2023, the global pipeline totalled 296,954 rooms (2,016 hotels), an increase of 15,486 rooms (157 hotels), as signings outpaced openings and terminations. The IHG pipeline represents hotels where a contract has been signed and the appropriate fees paid.

During the year, 79,220 rooms (556 hotels) were signed, compared to 80,338 rooms (467 hotels) in the prior year which included 18,467 rooms (48 hotels) under the Iberostar Beachfront Resorts brand. Signings in 2023 included 30,062 rooms (220 hotels) for the Holiday Inn Brand Family, 808 rooms (13 hotels) under the Six Senses brand and 490 rooms (seven hotels) as part of our newly launched brand, Garner.

[a] Includes exclusive partner hotels.	Total number of hotels in the pipeline 2,016 Total number of rooms in the pipeline 296,954

72	IHG | Annual Report and Form 20-F 2023

Americas momentu Our growth m across brand por ourtfolio in us 2023 for fur pther repares acceleration.” Jolyon Bulley Chief Executive Officer, Americas Americas revenue 2023 ($1,105m) Americas number of rooms (519,594) Comparable RevPAR movement on previous year (12 months ended 31 December 2023) Fee business InterContinental 12.0% Kimpton 8.9% Hotel Indigo 4.9% Crowne Plaza 11.2% EVEN Hotels 8.5% Holiday Inn Express 6.4% Holiday Inn 7.2% avid hotels 8.6% Staybridge Suites 6.1% Candlewood Suites 2.4% All brands 7.0% Owned, leased and managed lease All brands 16.8% e continued our growth Wmomentum across our brand portfolio in 2023 by delivering industry-leading guest experiences, driving competitive owner returns and deepening owner relationships. Building on our midscale expertise, we launched Garner, our new conversion brand, and strengthened our Luxury & Lifestyle proposition, preparing us for further acceleration in years to come. Industry performance in 2023 Industry RevPAR in the Americas increased by 14.5% year-on-year (increased by 31.7% against 2019) driven by both average daily rate and occupancy which increased by 12.8% and 0.9%pts, respectively. Canada and Latin America drove RevPAR growth across the region, followed by the US upper upscale and upscale chain scales. US lodging industry growth continued to normalise in 2023, with RevPAR increasing by 4.9% (increased 13.2% against 2019) and average daily rate increasing by 4.3%. Occupancy increased by 0.4%pts on the prior year, as strong recovery in urban locations and group activity was partially offset by increased outbound travel. Room supply increased by 0.3%, while conversion activity accelerated. RevPAR in the US upper midscale chain scale, where the Holiday Inn and Holiday Inn Express brands operate, increased by 4.2%. Industry RevPAR increased by 18.3% in Canada driven by both occupancy and average daily rate increases. RevPAR in Latin America increased by 38.0% and in Mexico RevPAR increased by 1.4%. IHG’s regional performance in 2023 IHG’s comparable RevPAR in the Americas increased by 7.0% compared to 2022 (increased by 13.0% against 2019), driven by a 1.5%pts increase in occupancy and a 4.6% increase in average daily rate. The region is predominantly represented by the US, where comparable RevPAR increased by 5.4% compared to 2022 (increased by 11.1% against 2019), and where we are most weighted towards our upper midscale brands, Holiday Inn and Holiday Inn Express. US RevPAR for the Holiday Inn brand increased by 4.3%, while the Holiday Inn Express brand increased by 5.3%. Comparable RevPAR in Canada increased by 18.7%, while Mexico increased by 15.5%. Kimpton Hotel Monaco, Washington DC, US Performance IHG | Annual Report and Form 20-F 2023 73

Strategic Report

Performance continued

Americas continued

Americas results

	12 months ended 31 December

	2023 $m	2022 $m	2023 vs 2022 % change		2021 $m	2022 vs 2021 % change

Revenue from the reportable segment[a]

Fee business	957	879	8.9		691	27.2

Owned, leased and managed lease	148	126	17.5		83	51.8

Total	1,105	1,005	10.0		774	29.8

Operating profit from the reportable segment[a]

Fee business	787	741	6.2		568	30.5

Owned, leased and managed lease	28	20	40.0		(9)	NM	[b]

	815	761	7.1		559	36.1

Operating exceptional items	27	(46)	NM	[b]	(22)	109.1

Operating profit	842	715	17.8		537	33.1

Review of the year ended

31 December 2023

With 519,594 rooms (4,414 hotels), the Americas represented 55% of the Group’s room count. The key profit-generating market is the US, and the Group is also represented in Latin America, Canada, Mexico and the Caribbean. 93% of rooms in the region are operated under the franchised business model, primarily under our brands in the upper midscale segment (including the Holiday Inn Brand Family). In the upscale market segment, Crowne Plaza is predominantly franchised, whereas, in the luxury market segment, InterContinental branded hotels are operated under both franchise and management agreements, while Kimpton is mainly managed. 17 of the Group’s 19 hotel brands are represented in the Americas.

Trading in the Americas was ahead of pre-pandemic levels throughout 2023 and travel demand remained strong. Double-digit RevPAR growth in the first quarter reflected the prior year comparative period being impacted by localised restrictions; from April onwards, the comparatives strengthened, as government-mandated restrictions eased in 2022.

Continued strength in leisure demand resulted in US RevPAR growth ahead of pre-pandemic levels. This was further supported by the return of corporate and group activity through the year.

In Q4, average daily rate increased by 3.1% and occupancy reduced by 1.0%pts year-on-year. Across our US franchised estate, which is weighted to domestic demand in upper midscale hotels, RevPAR was broadly flat in the fourth quarter. The US managed estate, weighted to upper upscale and luxury hotels in urban locations, saw RevPAR increase by 1.8%.

Americas comparable RevPAR grew 18% in the first quarter, 6% in the second quarter, 4% in the third quarter, 1% in the fourth quarter and 7% in the full year, all compared to 2022. Compared to 2019, RevPAR increased 11% in the first quarter, 12% in the second quarter, 14% in the third quarter, 14% in the fourth quarter and 13% in the full year.

Revenue from the reportable segment[a] increased by $100m (10.0%) to $1,105m. Operating profit increased by $127m to $842m, driven by the increase in revenue, together with a $73m favourable change in exceptional income. Operating profit from the reportable segment[a] increased by $54m (7.1%) to $815m.

Revenue and operating profit from the reportable segment[a] are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenue[a] increased by $78m (8.9%) to $957m. Fee business operating profit[a] increased by $46m (6.2%) to $787m, driven by improved trading. Fee margin[a] decreased to 82.2%, compared to 84.3% in 2022, reflecting cost investment in growth initiatives, including Garner. There were $21m of incentive management fees earned (2022: $18m).

Owned, leased and managed lease revenue increased by $22m to $148m, with comparable RevPAR up 16.8% vs 2022 leading to an increase in owned, leased and managed leased operating profit of $28m compared to $20m in the prior year.

For discussion of 2022 results, and the changes compared to 2021, refer to the 2022 Annual Report and Form 20-F. ihgplc.com/investors under Annual Report

[a]  Definitions for Non-GAAP revenue and operating profit measures can be found on pages 84 to 88. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 226 to 231.

[b]  Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

74	IHG | Annual Report and Form 20-F 2023

Americas hotel and room count

	Hotels		Rooms

		Change over		Change over
At 31 December	2023	2022	2023	2022

Analysed by brand

Six Senses	1	1	10	10

InterContinental	43	1	15,674	133

Vignette Collection	1	1	355	355

Kimpton	63	1	10,895	291

Hotel Indigo	72	(1)	9,578	(169)

voco	12	4	1,299	376

Crowne Plaza	106	(4)	27,142	(1,192)

EVEN Hotels	19	–	2,744	1

Holiday Inn Express	2,509	37	228,753	3,669

Holiday Inn	688	(8)	111,754	(1,613)

Garner	2	2	158	158

avid hotels	67	8	6,027	674

Atwell Suites	2	–	186	–

Staybridge Suites	303	7	31,675	646

Holiday Inn Club Vacations	30	2	9,526	704

Candlewood Suites	376	8	33,497	744

Iberostar Beachfront Resorts	23	–	9,027	–

Other[a]	97	(1)	21,294	(689)

Total	4,414	58	519,594	4,098

Analysed by ownership type

Franchised[b]	4,242	57	482,948	4,500

Managed	168	–	35,309	(412)

Owned, leased and managed lease	4	1	1,337	10

Total	4,414	58	519,594	4,098

[a]	Includes four open hotels that will be re-branded to voco.

[b]	Includes exclusive partner hotels.

Total number of hotels

4,414

Total number of rooms

519,594

Gross system size growth was 2.0% year-on-year. We opened 10,405 rooms (101 hotels) during the year, compared to 20,568 rooms (125 hotels) in 2022 which included 9,027 rooms (23 hotels) under the Iberostar Beachfront Resorts brand. Over half of the region’s openings were in our Holiday Inn Brand Family. Openings also included 11 Candlewood Suites, four voco hotels and the first two properties of our newly launched conversion brand, Garner, in the US.

There were 6,307 rooms (43 hotels) removed in the year. The removal rate of 1.2%, up from 0.8% in the prior year, was closer to the historical underlying average of 1.5%. Net system size growth was 0.8% year-on-year.

Performance	IHG | Annual Report and Form 20-F 2023	75

Strategic Report

Performance continued

Americas continued

Americas pipeline

	Hotels		Rooms

		Change over		Change over
At 31 December	2023	2022	2023	2022

Analysed by brand

Six Senses	8	2	474	151

Regent	1	1	167	167

InterContinental	12	2	2,708	305

Vignette Collection	3	1	261	86

Kimpton	28	4	5,518	935

Hotel Indigo	31	5	4,337	690

voco	12	8	1,383	636

Crowne Plaza	9	2	2,210	892

EVEN Hotels	11	1	1,239	68

Holiday Inn Express	349	9	33,463	571

Holiday Inn	72	7	8,639	669

Garner	5	5	332	332

avid hotels	141	(4)	11,577	(808)

Atwell Suites	41	11	4,124	1,123

Staybridge Suites	145	3	15,351	428

Holiday Inn Club Vacations	2	1	832	680

Candlewood Suites	151	27	11,957	1,689

Iberostar Beachfront Resorts	5	–	2,240	(151)

Other	14	1	2,352	382

Total	1,040	86	109,164	8,845

Analysed by ownership type

Franchised[a]	994	78	101,989	7,731

Managed	46	8	7,175	1,114

Total	1,040	86	109,164	8,845

[a]	Includes exclusive partner hotels.

Total number of hotels in the pipeline

1,040

Total number of rooms in the pipeline

109,164

At 31 December 2023, the pipeline totalled 109,164 rooms (1,040 hotels), representing 21% of the region’s system size.

Signings of 28,297 rooms (271 hotels) in 2023, compared to 32,464 rooms (231 hotels) in 2022 which included 11,418 rooms (28 hotels) under the Iberostar Beachfront Resorts brand. The majority of signings were in our midscale and upper midscale brands including the Holiday Inn Brand Family (11,299 rooms, 103 hotels), avid hotels (1,594 rooms, 23 hotels) and Atwell Suites (1,648 rooms, 16 hotels). Other notable signings included eight Kimpton hotels and seven Garner properties.

9,047 rooms (84 hotels) were removed from the pipeline in 2023, compared to 8,180 rooms (78 hotels) in the prior year.

76	IHG | Annual Report and Form 20-F 2023

EMEAA a We strong delive ored verall 2023 in long by -ter inm vesting growth priority m acarkets ross our .” Kenneth Macpherson Chief Executive Officer, EMEAA EMEAA revenue 2023 ($677m) EMEAA number of rooms (247,267) Comparable RevPAR movement on previous year (12 months ended 31 December 2023) Fee business Six Senses 17.7% InterContinental 26.0% Kimpton 47.1% Hotel Indigo 24.5% voco 10.5% Crowne Plaza 23.7% Holiday Inn Express 21.9% Holiday Inn 23.4% Staybridge Suites 12.5% All brands 23.5% Owned, leased and managed lease All brands 31.8% e delivered a strong overall W2023 by investing in long-term growth across our priority markets. This included opening iconic properties under Regent and Vignette Collection within Luxury & Lifestyle, and creating elevated guest experiences with greater consistency across our brands. We are in a stronger position than before to accelerate growth. Industry performance in 2023 Industry RevPAR in EMEAA increased by 26.0% year-on-year (increased by 26.4% against 2019), driven by an improvement in both occupancy and average daily rate by 6.0%pts and 14.7%, respectively. In Europe, RevPAR increased by 19.3% (increased 28.4% against 2019) driven by both occupancy and average daily rate. In the UK, industry RevPAR increased by 14.5% compared to 2022 (increased 25.9% against 2019), where UK room demand increased by 5.7% and supply increased by 0.4%. In Germany, RevPAR increased by 18.5% (increased 3.0% against 2019). France saw RevPAR increase by 18.1%, driven by a 14.2% increase in average daily rate. RevPAR increased by 37.4% (increased 55.2% against 2019) in the Middle East, driven by average daily rate. Elsewhere in EMEAA, RevPAR in Australia increased 10.8% (increased 21.4% against 2019), Japan increased by 66.0% (increased 10.4% against 2019) and Thailand increased by 58.2% (increased 10.4% against 2019), driven by both occupancy and average daily rate. IHG’s regional performance in 2023 EMEAA comparable RevPAR increased by 23.7% compared to 2022 (increased 15.4% against 2019), driven by a 9.8% increase in average daily rate coupled with a 7.9%pts increase in occupancy. In the UK, the region’s largest market, RevPAR increased by 13.7% compared to 2022 (increased by 16.9% against 2019). Germany saw a RevPAR increase of 27.0% and France increased by 23.3%. RevPAR in the Middle East increased by 11.7% (increased 13.2% against 2019), with the fourth quarter down 1% as the comparative period benefitted from FIFA World Cup. India increased by 27.3% (increased 37.0% against 2019). Elsewhere in EMEAA, the variances in performance largely reflected the timing of travel restrictions being lifted in the prior year. RevPAR increased in Australia by 18.5% (increased 14.2% against 2019), increased by 57.3% (decreased 5.6% against 2019) in Japan and increased by 67.9% (increased 14.7% against 2019) in Thailand. Crowne Plaza, Ankara, Turkey Performance IHG | Annual Report and Form 20-F 2023 77

Strategic Report

Performance continued

EMEAA continued

EMEAA results

			12 months ended 31 December

	2023 $m	2022 $m	2023 vs 2022 % change		2021 $m	2022 vs 2021 % change

Revenue from the reportable segment[a]

Fee business	354	284	24.6		149	90.6

Owned, leased and managed lease	323	268	20.5		154	74.0

Total	677	552	22.6		303	82.2

Operating profit/(loss) from the reportable segment[a]

Fee business	214	153	39.9		32	378.1

Owned, leased and managed lease	1	(1)	NM	[b]	(27)	(96.3)

	215	152	41.4		5	NMb

Operating exceptional items	1	(49)	NM	[b]	(7)	600.0

Operating profit	216	103	109.7		(2)	NMb

Review of the year ended

31 December 2023

Comprising 247,267 rooms (1,237 hotels) at the end of 2023, EMEAA represented 26% of the Group’s room count. Revenues are primarily generated from hotels in the UK and gateway cities in continental Europe, the Middle East and Asia. The largest proportion of rooms in the UK and continental Europe are operated under the franchised business model, primarily under our upper midscale brands (Holiday Inn and Holiday Inn Express). In the upscale market segment, Crowne Plaza is evenly proportioned between the franchised and managed operating models, whereas in the luxury market segment, the majority of InterContinental branded hotels are operated under management agreements. The majority of hotels in markets outside Europe are operated under the managed business model.

Through the year, the dispersion of RevPAR performance across the region narrowed as the easing of travel restrictions impacted trading in all markets. RevPAR rebounded significantly in the first half of the year when compared to 2022; with the pace of recovery in the second half reflecting performance in the comparable prior period. Leisure travel remained the strongest category, with corporate bookings and group activity continuing to improve as the year went on.

The UK, which saw one of the earlier easing of restrictions in the prior year, saw RevPAR up 13.7%. Continental Europe increased by 25.5%, Australia increased by 18.5% and South East Asia & Korea increased by 41.5%. Elsewhere, RevPAR in the Middle East increased 11.7%, as Q4 in the prior year benefitted from the FIFA World Cup. RevPAR in Saudi Arabia increased by 21.2% and India increased by 27.3%.

EMEAA comparable RevPAR increased 64% in the first quarter, 27% in the second quarter, 16% in the third quarter, 7% in the fourth quarter and 24% in the full year, all compared to 2022. Compared to 2019, RevPAR increased 10% in the first quarter, 15% in the second quarter, 17% in the third quarter, 19% in the fourth quarter and 15% in the full year.

Revenue from the reportable segment[a] increased by $125m (22.6%) to $677m. Operating profit increased by $113m to $216m, driven by improved trading, together with the non-recurrence of the $49m of operating exceptional charges in the prior year. Operating profit from the reportable segment[a] increased by $63m to $215m profit. Incentive management fees earned improved to $101m (2022: $69m).

Revenue and operating profit from the reportable segment[a] are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenue[a] increased by $70m (24.6%) to $354m. Fee business operating profit[a] increased to $214m from $153m in the prior year, driven by the improvement in trading. Fee margin[a] recovered to 60.5% in 2023, compared to 52.7% in 2022.

Owned, leased and managed lease revenue increased by $55m to $323m, with comparable RevPAR up 32% vs 2022. The easing of trading challenges on this largely urban-centred portfolio resulted in an owned, leased and managed lease operating profit of $1m, up from a $1m loss in 2022.

For discussion of 2022 results, and the changes compared to 2021, refer to the 2022 Annual Report and Form 20-F. ihgplc.com/investors under Annual Report

[a]  Definitions for Non-GAAP revenue and operating profit measures can be found on pages 84 to 88. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 226 to 231.

[b]  Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

78	IHG | Annual Report and Form 20-F 2023

EMEAA hotel and room count

	Hotels		Rooms

At 31 December	2023	Change over 2022	2023	Change over 2022

Analysed by brand

Six Senses	23	5	1,621	385

Regent	4	–	1,036	(77)

InterContinental	119	8	34,443	1,582

Vignette Collection	7	4	1,206	627

Kimpton	12	–	2,376	(21)

Hotel Indigo	58	7	7,029	1,296

voco	38	9	11,791	3,865

Crowne Plaza	178	(4)	43,285	(657)

Holiday Inn Express	349	8	51,488	1,613

Holiday Inn	382	8	69,330	1,463

Staybridge Suites	22	4	3,645	713

Iberostar Beachfront Resorts	26	16	8,573	5,198

Other[a]	19	3	11,444	1,616

Total	1,237	68	247,267	17,603

Analysed by ownership type

Franchised[b]	839	37	140,830	8,914

Managed	385	31	103,543	8,687

Owned, leased and managed lease	13	–	2,894	2

Total	1,237	68	247,267	17,603

[a]	Includes three open hotels that will be re-branded to voco and five open hotels that will be re-branded to Vignette Collection.

[b]	Includes exclusive partner hotels.

EMEAA pipeline

	Hotels		Rooms

		Change over		Change over

At 31 December	2023	2022	2023	2022

Analysed by brand

Six Senses	30	2	2,350	275

Regent	7	1	1,468	100

InterContinental	56	5	13,510	1,714

Vignette Collection	14	9	1,523	1,098

Kimpton	15	7	2,365	831

Hotel Indigo	53	7	8,309	265

voco	51	19	8,907	80

Crowne Plaza	49	9	11,529	1,152

Holiday Inn Express	89	1	13,309	110

Holiday Inn	86	2	16,122	(314)

Staybridge Suites	19	(1)	2,834	(238)

Iberostar Beachfront Resorts	–	(10)	–	(3,674)

Other[a]	–	(16)	–	(2,583)

Total	469	35	82,226	(1,184)

Analysed by ownership type

Franchised[a]	174	10	24,516	(2,172)

Managed	294	25	57,555	988

Owned, leased and managed lease	1	–	155	–

Total	469	35	82,226	(1,184)

[a]	Includes exclusive partner hotels.

Total number of hotels

1,237

Total number of rooms

247,267

Gross system size growth was 9.2% year-on-year. During the year, 21,174 rooms (87 hotels) opened, an increase of 4,963 rooms (8 hotels) compared to 2022. Openings included 4,700 rooms (26 hotels) in our Holiday Inn Brand Family and 5,098 rooms (16 hotels) under our Iberostar Beachfront Resorts brand. Other notable openings included four Vignette Collection hotels representing new country entries for the brand, eight InterContinental hotel openings and four Six Senses properties.

3,571 rooms (19 hotels) were removed in the year, two thirds less than in the prior year (10,747 rooms, 47 hotels) which included 6.5k (28 hotels) related to the ceasing of operations in Russia. Net system size increased 7.7% year-on-year.

Total number of hotels in the pipeline

469

Total number of rooms in the pipeline

82,226

At 31 December 2023, the EMEAA pipeline totalled 82,226 rooms (469 hotels), representing 33% of the region’s system size.

Signings of 24,787 rooms (151 hotels) in 2023, compared to 25,847 rooms (128 hotels) in the prior year which included 7,049 rooms (20 hotels) under the Iberostar Beachfront Resort brand. Over a quarter of signings were in the luxury segment including 2,500 rooms (12 hotels) under Vignette Collection and 531 rooms (six hotels) under the Six Senses brand.

Performance	IHG | Annual Report and Form 20-F 2023	79

(12 months ended 31 December 2023) s the Chinese economy recovered, Awe welcomed guests back with evolved brand offerings and supported owners with enhanced enterprise delivery, resulting in performance across our hotels exceeding pre-pandemic levels. Alongside the debut of Vignette Collection and the Regent on the Bund in Shanghai, we celebrated the opening of our 700th hotel, underlining our continued rapid growth in Greater China. Industry performance in 2023 The industry saw strong recovery across Greater China in 2023 following the lifting of localised lockdowns at the end of the prior year. Industry RevPAR in Greater China increased by 61.1% compared to 2022 (decreased by 0.8% against 2019). Supply increased by 3.3% and demand increased 40.2%. RevPAR across all tiers increased compared to 2022. Tier 1 cities saw a 68.8% increase in RevPAR, as room demand increased by 44.4%. In Tier 2 cities, RevPAR increased 47.2%, driven by both occupancy and average daily rate, while in Tier 3 cities, RevPAR increased by 43.9%. In Tier 4 cities, RevPAR increased by 55.0%, driven by demand increasing by 39.3%. RevPAR in Hong Kong SAR increased by 70.3% driven by average daily rate which increased 34.2%. Macau SAR RevPAR increased 391.9%, with demand increasing 175.0% driven by inbound Mainland China travel. IHG’s regional performance in 2023 IHG’s comparable RevPAR in Greater China increased by 71.7% compared to 2022 (increased by 0.7% against 2019), driven by a 19.1%pts increase in occupancy and an 18.0% increase in average daily rate as trading conditions improved following the lifting of travel restrictions in December 2022. In Mainland China, RevPAR increased by 70.7%. Tier 1 cities increased by 96.6% as they benefitted from domestic leisure and the prior year comparables reflecting travel restrictions, comparedto 61.6% in Tier 2-4 cities. RevPAR in Hong Kong SAR increased by 93.8% while RevPAR in Macau SAR increased by 279.9%. Crowne Plaza Hotel & Suites Landmark Shenzhen, China

Greater China results

			12 months ended 31 December

	2023 $m	2022 $m	2023 vs 2022 % change	2021 $m	2022 vs 2021 % change

Revenue from the reportable segment[a]

Fee business	161	87	85.1	116	(25.0)

Total	161	87	85.1	116	(25.0)

Operating profit from the reportable segment[a]

Fee business	96	23	317.4	58	(60.3)

Operating profit	96	23	317.4	58	(60.3)

Review of the year ended

31 December 2023

Comprising 179,342 rooms (712 hotels) at 31 December 2023, Greater China represented approximately 20% of the Group’s room count. The majority of rooms in Greater China operate under the managed business model, although the franchised segment continues to grow, representing approximately one-third of the region’s open rooms.

Following the lifting of localised travel restrictions in December 2022, the trading conditions in Greater China rebounded significantly through 2023. Monthly RevPAR growth against the prior year peaked in the March to May period, lapping the travel restrictions in place in the comparable prior period, with RevPAR peaking in April, up more than 170% year-on-year; by July and August, RevPAR was up 40% and 38% respectively as leisure demand was strong in the prior summer period; the fourth quarter saw RevPAR improve to 72% year-on-year, as more restrictions were re-introduced in the prior year comparative period.

For the year, Tier 1 cities saw RevPAR up 97% as they lapped travel restrictions in place in the comparable period, and benefitted from increased domestic travel.

Tier 2-4 cities saw RevPAR increase 62% reflecting the lesser impact from Covid-19 in 2022.

Compared to 2022, overall Greater China RevPAR increased 75% in the first quarter and 110% in the second quarter, as the comparable prior year trading was impacted by travel restrictions, before increasing 43% in the third quarter and 72% in the fourth quarter, with 72% in the full year. Compared to 2019, RevPAR declined 9% in the first quarter, declined 1% in the second quarter, increased 9% in the third quarter, before declining 1% in the fourth quarter, with the full year increasing 1%.

Revenue from the reportable segmenta in 2023 increased by $74m (85.1%) to $161m and operating profit increased by $73m (317.4%) to $96m. The improvement in trading at our managed hotels led to incentive management fees increasing from $16m in 2022 to $46m in 2023. Fee margin[a] increased to 59.6%, compared to 26.4% in 2022.

For discussion of 2022 results, and the changes compared to 2021, refer to the 2022 Annual Report and Form 20-F. ihgplc.com/investors under Annual Report

[a]  Definitions for Non-GAAP revenue and operating profit measures can be found on pages 84 to 88. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 226 to 231.

Performance	IHG | Annual Report and Form 20-F 2023	81

Strategic Report

Performance continued

Greater China continued

Greater China hotel and room count

	Hotels		Rooms

		Change over		Change over
At 31 December	2023	2022	2023	2022

Analysed by brand

Six Senses	1	–	130	–

Regent	6	1	2,051	136

InterContinental	60	6	23,383	1,979

Vignette Collection	3	3	722	722

Kimpton	3	1	450	143

Hotel Indigo	23	4	3,611	637

voco	12	4	2,417	842

HUALUXE	20	(1)	5,529	(454)

Crowne Plaza	124	13	41,805	3,662

EVEN Hotels	7	4	1,187	750

Holiday Inn Express	313	35	56,076	4,133

Holiday Inn	132	4	34,826	501

Other[a]	8	(1)	7,155	(176)

Total	712	73	179,342	12,875

Analysed by ownership type

Franchised	275	60	56,823	10,756

Managed	437	13	122,519	2,119

Total	712	73	179,342	12,875

[a]	Includes one open hotel that will be re-branded to voco.

Greater China pipeline

	Hotels		Rooms

		Change over		Change over
At 31 December	2023	2022	2023	2022

Analysed by brand

Six Senses	4	–	233	–

Regent	3	(1)	807	(135)

InterContinental	32	3	9,053	671

Vignette Collection	1	1	272	272

Kimpton	11	2	2,878	552

Hotel Indigo	48	1	8,293	133

voco	11	8	2,451	1,796

HUALUXE	25	4	6,343	993

Crowne Plaza	68	4	18,703	1,448

EVEN Hotels	22	1	4,144	36

Holiday Inn Express	194	5	31,247	603

Holiday Inn	88	8	21,140	1,456

Total	507	36	105,564	7,825

Analysed by ownership type

Franchised	258	25	47,579	5,214

Managed	249	11	57,985	2,611

Total	507	36	105,564	7,825

Total number of hotels

712

Total number of rooms

179,342

Gross system size growth was 9.8% year-on-year, with 16,340 rooms (87 hotels) added to our system in 2023, an increase from 12,664 rooms (65 hotels) in 2022. Openings were mainly in our Holiday Inn Brand family (7,552 rooms, 51 hotels), with a further four voco properties, three Vignette Collection hotels and our sixth Regent hotel in the region.

Removals included 3,465 rooms (14 hotels) in the year, representing a removal rate of 2.1%. Net system size growth was 7.7% year-on-year.

Total number of hotels in the pipeline

507

Total number of rooms in the pipeline

105,564

As at 31 December 2023, the pipeline totalled 105,564 rooms (507 hotels), representing 59% of the region’s system size.

Signings of 26,136 rooms (134 hotels) were ahead of last year by 4,109 rooms (26 hotels). Almost half of signings were in our Holiday Inn Brand family. Other notable signings included 17 Crowne Plaza hotels, 12 voco hotels and three Kimpton properties.

82	IHG | Annual Report and Form 20-F 2023

Central

Central results

	12 months ended 31 December

	2023 $m	2022 $m	2023 vs 2022 % change	2021 $m	2022 vs 2021 % change

Revenue	221	199	11.1	197	1.0

Gross costs	(328)	(307)	6.8	(285)	7.7

	(107)	(108)	(0.9)	(88)	22.7

Operating loss	(107)	(108)	(0.9)	(88)	22.7

Review of the year ended

31 December 2023

Central revenue, which is mainly comprised of technology fee income and revenue from insurance activities, increased by $22m (11.1%) to $221m. Central revenue was primarily driven by the growth of IHG system size and the insurance programme.

Gross costs increased by $21m (6.8%) year-on-year, driven by $12m increase in the insurance programme which was matched by associated revenues and by investment spend to support growth initiatives, including the integration of Iberostar Beachfront Resorts.	The resulting $107m operating loss was a decrease of $1m year-on-year.

Regent Hotel, Shanghai on the Bund, China

Performance	IHG | Annual Report and Form 20-F 2023	83

Strategic Report

Performance continued

Key performance measures and non-GAAP measures

Key performance measures and non-GAAP measures used by management

The Annual Report and Form 20-F presents certain financial measures when discussing the Group’s performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management’s view, these measures provide investors and other stakeholders with an enhanced understanding of IHG’s operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way. As these measures exclude certain items (for example, impairment and the costs of individually significant legal cases or commercial disputes), they may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Group Financial Statements (see pages 154 to 160).

Linkage of performance measures to Directors’ remuneration and KPIs			See pages 116 to 140 for more information on Directors’ remuneration and pages 60 to 63 for more information on KPIs.
Annual Performance Plan	Long Term Incentive Plan	Key Performance Indicators

Measure	Commentary

Global revenue per available room (RevPAR) growth RevPAR, average daily rate and occupancy statistics are disclosed on pages 232 to 234.

RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry. RevPAR comprises IHG’s System (see Glossary, page 268) rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by the average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and comparable year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the comparable years.

RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in currency movements.

Total gross revenue from hotels in IHG’s System Owned, leased and managed lease revenue as recorded in the Group Financial Statements is reconciled to total gross revenue on page 70.

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

• Total hotel revenue from managed and exclusive partner hotels including food and beverage, meetings and other revenues, reflecting the value driven by IHG and the base upon which fees are typically earned; and

• Total hotel revenue from owned, leased and managed lease hotels.

Other than total hotel revenue from owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as these managed, franchised and exclusive partner hotels are owned by third parties.

Total gross revenue is used to describe this measure as it aligns with terms used in the Group’s management, franchise and exclusive partner agreements and, therefore, is well understood by owners and other stakeholders.

84	IHG | Annual Report and Form 20-F 2023

Measure	Commentary

Revenue and operating profit measures

The reconciliation of the most directly comparable line item within the Group Financial Statements (i.e. total revenue and operating profit, accordingly) to the non-IFRS revenue and operating profit measures is included on pages 226 to 231.

Revenue and operating profit from (1) fee business, (2) owned, leased and managed lease hotels, and (3) insurance activities are described as ‘revenue from reportable segments’ and ‘operating profit from reportable segments’, respectively, within note 2 to the Group Financial Statements. These measures are presented insofar as they relate to each of the Group’s regions and its Central functions.

Management believes revenue and operating profit from reportable segments are meaningful to investors and other stakeholders as they exclude the following elements and reflect how management monitors the business:

• System Fund and reimbursables – the System Fund is not managed to generate a surplus or deficit for IHG over the longer term, it is managed for the benefit of the hotels within the IHG system. As described within the Group’s accounting policies (page 164), the System Fund is operated to collect and administer cash assessments from hotel owners for specific purposes of use including marketing, the Guest Reservation System and hotel loyalty programme.

As described within the Group’s accounting policies (page 164), there is a cost equal to reimbursable revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management does not include these revenues in their analysis of results.

• Exceptional items – these are identified by virtue of either their size, nature or incidence with consideration given to consistency of treatment with prior years and between gains and losses. Exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. The Group’s accounting policy for exceptional items and further detail of those items presented as such are included in the Group Financial Statements (see pages 165 and 179 to 180).

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

Performance	IHG | Annual Report and Form 20-F 2023	85

Strategic Report

Performance continued

Key performance measures and non-GAAP measures continued

Measure	Commentary

Revenue and operating profit measures continued Underlying fee revenue growth

Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only and to exclude revenue and operating profit from insurance activities, which are not a core part of the Group’s trading operations.

Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG’s ability to grow the core fee-based business, aligned to IHG’s asset-light strategy.

Fee margin

Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing ‘fee operating profit’ by ‘fee revenue’. Fee revenue and fee operating profit are calculated from revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude revenue and operating profit from the Group’s owned, leased and managed lease hotels as well as from insurance activities and significant liquidated damages.

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

Adjusted tax The tax expense and the tax rate as recorded in the Group Financial Statements are reconciled to adjusted tax and the adjusted tax rate on page 231.

Adjusted tax excludes the impact of foreign exchange gains/losses, exceptional items, System Fund and fair value gains/losses on contingent consideration.

Foreign exchange gains/losses vary year-on-year depending on the movement in exchange rates, and fair value gains/losses on contingent consideration and, as outlined above, exceptional items also vary year-on-year. These can impact the current year’s tax charge. The System Fund (including interest and tax) is not managed to a surplus or deficit for IHG over the longer term and is, in general, not subject to tax.

Management believes removing these from both profit and tax provides a better view of the Group’s underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group’s ongoing tax charge.

The adjusted tax definition has been amended from 2023 to align to the adjustments made to adjusted earnings per share and ensure consistency between measures. The measure has been re-presented for prior years to show consistent presentation.

Adjusted earnings per ordinary share Profit available for equity holders is reconciled to adjusted earnings per ordinary share on page 231.

Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove the System Fund and reimbursable result, interest attributable to the System Fund and foreign exchange gains/losses as excluded in adjusted interest (above), change in fair value of contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments and exceptional tax.

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

Net debt comprises loans and other borrowings, lease liabilities, the principal amounts payable and receivable on maturity of derivatives swapping debt values, less cash and cash equivalents. A summary of the composition of net debt is included in note 23 to the Group Financial Statements.

86	IHG | Annual Report and Form 20-F 2023

Measure	Commentary

Adjusted EBITDA Cash from operations as recorded in the Group Financial Statements is reconciled to adjusted EBITDA on page 68.

One of the key measures used by the Group in monitoring its debt and capital structure is the net debt: adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of targeting this ratio at 2.5-3.0x. Adjusted EBITDA is defined as cash flow from operations, excluding cash flows relating to exceptional items, cash flows arising from the System Fund and reimbursable result, other non-cash adjustments to operating profit or loss, working capital and other adjustments, and contract acquisition costs (key money).

Adjusted EBITDA is useful to investors as an approximation of operational cash flow generation and is also relevant to the Group’s banking covenants, which use Covenant EBITDA in calculating the leverage ratio. Details of covenant levels and performance against these are provided in note 24 to the Group Financial Statements.

Gross capital expenditure, net capital expenditure, adjusted free cash flow

The reconciliation of the Group’s statement of cash flows (i.e. net cash from investing activities, net cash from operating activities, accordingly) to the non-IFRS capital expenditure and cash flow measures is included on page 230.

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

•  Recyclable investments (such as investments in associates and joint ventures and loans to facilitate third-party ownership of hotel assets), which are intended to be recoverable in the medium term and are to drive the growth of the Group’s brands and expansion in priority markets; and

•  Maintenance capital expenditure (including contract acquisition costs), which represents a permanent cash outflow.

Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

Net capital expenditure

Net capital expenditure provides an indicator of the capital intensity of IHG’s business model. Net capital expenditure is derived from net cash from investing activities, adjusted to include contract acquisition costs (net of repayments) and to exclude any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities which are typically non-recurring in nature. Net capital expenditure includes the inflows arising from any disposal and loan repayment receipts, or distributions from associates and joint ventures.

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

Performance	IHG | Annual Report and Form 20-F 2023	87

Strategic Report

Performance continued

Key performance measures and non-GAAP measures continued

Measure	Commentary

Gross capital expenditure, net capital expenditure, adjusted free cash flow continued Adjusted free cash flow

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

Changes in definitions to the 2022 Annual Report and Accounts

The following definitions have been amended:

•	The definition and calculation of Total Gross Revenue has been amended to include revenue from exclusive partner hotels, as this revenue reflects the value that IHG generates for its exclusive partner hotels. The value of Total Gross Revenue is unchanged in comparative years.

•	Underlying fee revenue and operating profit measures have been amended to separate revenue and related costs from insurance activities from fee business revenue and costs. This change is due to the adoption of IFRS 17 ‘Insurance Contracts’, which requires insurance related revenue and costs to be disclosed separately from fee revenues. Underlying fee revenue and operating profit measures have also been amended. Comparative periods have been restated for this change.

•	The definition and reconciliation of fee margin has been amended to remove the exclusion of insurance revenues and costs, as insurance related revenues and costs are no longer included as part of fee business (see above). Where information is available, comparative periods have been re-presented for this change.

•	The adjusted tax definition has been amended to align to the adjustments made to adjusted earnings per share to ensure consistency between measures. Fair value gains/losses on contingent consideration and System Fund interest are therefore now excluded from the calculation of adjusted tax. The measure has been restated for prior years to show consistent presentation.

The performance review should be read in conjunction with the Non-GAAP reconciliations on pages 226 to 231 and the Glossary on pages 267 to 268.

88	IHG | Annual Report and Form 20-F 2023

Governance

Governance

IHG | Annual Report and Form 20-F 2023 89

90	Chair’s overview
92	Our Board of Directors
96	Board and Committee membership and attendance in 2023
97	Our Executive Committee
100	Governance structure
101	Board activities
101	Key areas of focus during the year
102	Key matters discussed in 2023 and Section 172 statement
104	Our shareholders and investors
104	Director appointments and induction
105	Board effectiveness evaluation
107	Audit Committee Report
112	Responsible Business Committee Report
114	Nomination Committee Report
116	Directors’ Remuneration Report
141	Statement of compliance

Governance

Chair’s overview

uring 2023, the Board sought to build on the Group’s strong foundation and culture of governance and to gain a deeper understanding of the trends and factors affecting the long-term sustainable success, resilience and future prospects of the Group.

The Board strives to enhance an environment of transparency and accountability, to ensure that reliable governance frameworks and processes are maintained, while encouraging an approach to decision-making that facilitates the Group’s strategic priorities in a constantly evolving geopolitical and regulatory environment.

Across the year, the Board maintained a high level of engagement and interaction with the Group’s stakeholders. Extensive shareholder consultation was undertaken by the Board, particularly in relation to the approach to remuneration and the Directors’ Remuneration Policy approved during the year.

The Board also enjoyed continued constructive engagement with owners and colleagues throughout the year. For example, I was pleased to spend time meeting with the CEO of the IHG Owners Association, which provided valuable insight into the perspectives of our owners on the Group’s strategic initiatives. I also enjoyed meeting and hearing directly from a number of colleagues as part of the Board’s Voice of the Employee engagement programme.

Focus areas and activities

The Board had another active year in 2023, and more information on its activities is given on pages 101 to 103.

The Board oversaw the evolution of the Group’s strategy and endorsed the refinement of the Group’s ambition to focus on accelerating growth, as well as the enhancements to the strategic pillars and the new growth behaviours.

The Board actively engaged with the Group’s growth agenda, supporting and approving the launch of the Garner brand.

The Board was further pleased to support the Group’s creation of value for shareholders by approving the $750m share buyback programme announced and completed during the year as well as the regular dividend payments.

Cybersecurity was again a significant area of focus for the Board. The Board discussed the broad nature of cyber risk with external specialists, including emerging risk areas, such as the rise of AI, and the approach to prioritising mitigating initiatives. The Board also monitored throughout the year the Group’s approach to cyber risk and the increased investment in security measures, as well as the culture of security awareness and the approach to training across the organisation.

Board composition

During the year, we also saw the successful execution of Board succession planning with changes at both the Executive and Non-Executive levels. At the Executive level, Elie Maalouf and Michael Glover succeeded Keith Barr and Paul Edgecliffe-Johnson as Chief Executive Officer and Chief Financial Officer respectively.

At the Non-Executive level, in the first half of the year, as previously announced, Graham Allan and Byron Grote transitioned to become Chair of the Responsible Business Committee and Chair of the Audit Committee respectively.

The execution of succession planning continued with Angie Risley joining the Board in September and succeeding Jo Harlow as Chair of the Remuneration Committee from 1 January 2024, following Jo’s retirement from the Board. We also announced the appointment of Ron Kalifa as Non-Executive Director with effect from 1 January 2024. Further information on Board appointments during the year can be found in the Nomination Committee Report on page 115.

I would again like to express my and the Board’s sincere gratitude to Keith, Paul and Jo for their contribution to IHG.

90	IHG | Annual Report and Form 20-F 2023

I am also proud to report that at the end of 2023, our Board continues to exceed the FTSE 100 Women Leaders Review target for women on a FTSE 100 Board. With regard to the Parker Review (the FTSE 350 Ethnic Diversity Submission), IHG continues to exceed the original target set by the Review of at least one director from an ethnically diverse background, with four ethnically diverse directors. Likewise, IHG has set targets for ethnic diversity in relation to senior management. Further detail and reporting on these targets can be found on pages 30 and 31.

Committee activities

The Board delegates certain responsibilities to its Committees to assist in ensuring effective corporate governance across the business. During 2023:

•	the Audit Committee focused on monitoring the Group’s risk management and internal controls systems (see its report on pages 107 to 111);

•

the Remuneration Committee focused on developments in relation to incentive plans, including approval of the Deferred Award Plan rules and the inclusion of ESG metrics in the Long Term Incentive Plan (see its report on pages 116 to 140);

•

the Responsible Business Committee focused on progress against the 2023 responsible business priorities, which support the Company’s Journey to Tomorrow responsible business plan (see its report on pages 112 and 113); and

•	the Nomination Committee focused on the execution of Board and Committee succession plans and the external evaluation (see its report on pages 114 and 115).

Further detail on the Group’s governance structure is given on page 100.

Board performance review

During the year, an external review of the effectiveness of the Board and its Committees was undertaken. I am pleased to report that overall the review supported the positive conclusions of the Board and its Committees as to their effectiveness. Further details of the external evaluation can be found on pages 104 to 106. Individual director feedback assessments were also conducted, details of which can be found on page 106.

Compliance and our dual listing

IHG continues to operate as a dual-listed company with a premium listing on the London Stock Exchange and a secondary listing on the New York Stock Exchange (NYSE). Under the UK listing rules, we are obliged to make a statement as to how we have applied the principles of the UK Corporate Governance Code (the Code). Under the NYSE listing rules, as a foreign private issuer, we are required to disclose any significant ways in which our corporate governance practices differ from those of US companies. To ensure consistency of information provided to both UK and US investors, we produce a combined Annual Report and Form 20-F.

Our Statement of compliance with the Code is on pages 141 and 142. A summary outlining the differences between the Group’s UK corporate governance practices and those followed by US companies can be found on page 258.

Looking forward

In 2024, the Board will focus on the outcomes of the external evaluation completed in 2023 and the delivery of the Group’s strategic objectives, while ensuring that the integrity of the Group’s governance framework is maintained.

Deanna Oppenheimer

Chair of the Board

19 February 2024

Chair’s overview	IHG | Annual Report and Form 20-F 2023	91

Governance

Our Board of Directors

At 19 February 2024, our

Board of Directors comprises:

Deanna Oppenheimer

Non-Executive Chair

Appointed to the Board: 1 June 2022

Skills and experience: Deanna is founder of CameoWorks, LLC, an advisory firm to CEOs of early-stage technology companies, and BoardReady. Between 2005 and 2011, Deanna worked at Barclays plc where she was Chief Operating Officer of the UK business before becoming CEO of UK and Western Europe Retail Banking and subsequently Vice Chair, Global Retail Banking. Prior to this, Deanna was the President of Consumer Banking at Washington Mutual, Inc. She previously held a number of Non-Executive board positions, including with Tesco PLC (as Senior Independent Director), Whitbread PLC, Worldpay, Inc., and AXA S.A., among others.

Board contribution: Deanna has extensive board-level and executive leadership experience, across a number of high-profile consumer-focused brands, and brings valuable insights and perspectives to IHG. As Chair, Deanna is responsible for leading the Board and ensuring it operates in an effective manner, promoting constructive relations with IHG’s shareholders and with stakeholders.

Other appointments

Deanna is a Non-Executive Director of Thomson Reuters Corporation. She also sits on the private board of Slalom, LLC.

Elie Maalouf

Chief Executive Officer (CEO)

Appointed to the Board: 1 January 2018

Skills and experience: Elie was appointed Chief Executive Officer at IHG in July 2023. Prior to this, Elie served as Chief Executive Officer, Americas since February 2015. He joined the Group having spent six years as President and Chief Executive Officer of HMSHost Corporation, where he was also a member of the board of directors. Elie brings a broad global experience spanning hotel development, branding, finance, real estate and operations management as well as food and beverage expertise. Prior to joining IHG, Elie was Senior Advisor with McKinsey & Company from 2012 to 2014.

Board contribution: Elie is responsible for the executive management of the Group and ensuring the implementation of Board strategy and policy.

Other appointments

Elie is a member of the Executive Committee of the World Travel & Tourism Council and the U.S. Travel Association CEO Roundtable.

Board Committee membership key

A	Audit Committee member

R	Remuneration Committee member

RB	Responsible Business
Committee member

N	Nomination Committee member

Chair of a Board Committee

92	IHG | Annual Report and Form 20-F 2023

Michael Glover

Chief Financial Officer (CFO)

Appointed to the Board: 20 March 2023

Skills and experience: Michael is an Accounting and Finance graduate of Baylor University and a certified public accountant. He was previously Chief Financial Officer of the Americas and Group Head of Commercial Finance, where he had group-wide responsibility for commercial finance operations, including the global procurement, sales and marketing and technology functions, as well as IHG’s System Fund. During his tenure with the business, Michael has held several roles at Group and regional levels, including CFO of IHG’s China region from February 2013 to September 2015, at which time Michael became Group Financial Controller, where he oversaw Tax, Treasury and Financial Reporting group-wide, and delivered a finance transformation programme that enabled significant simplification, automation and the transfer of work to IHG’s service centre.

Before IHG, Michael worked with several large Fortune 250 companies in a wide range of roles, beginning his career at Halliburton Energy Services in 1995.

Board contribution: Michael is responsible, together with the Board, for overseeing the financial operations of the Group.

Other appointments

N/A.

Graham Allan

Senior Independent Non-Executive Director (SID)

Appointed to the Board: 1 September 2020a

Skills and experience: Graham was Group Chief Executive of Dairy Farm International Holdings Ltd from 2012 to 2017, a leading Asian retailer headquartered in Hong Kong. He previously served in several senior positions at Pepsico/Yum! Brands from 1992 to 2012. He assumed the role of President of Yum! Restaurants International in 2003 and led the development of global brands KFC, Pizza Hut and Taco Bell in more than 120 international markets. Prior to his tenure at Yum! Restaurants, he worked as a consultant, including at McKinsey & Company. Graham has also been a Director of Americana Foods, the former operating company of the Americana Restaurants business.

Board contribution: Graham brings to the Board more than 40 years of strategic, commercial and brand experience within consumer–focused businesses across multiple geographies. Graham was appointed as Senior Independent Non-Executive Director from 1 January 2022 and became Chair of the Responsible Business Committee from 1 March 2023.

Other appointments

Graham is Senior Independent Non-Executive Director at Intertek plc, Independent Non-Executive Director of Associated British Foods plc and Independent Non-Executive Director of Americana Restaurants International plc. He also serves as Chairman of Bata Footwear, a private company.

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

Board contribution: Daniela brings to the IHG Board a clear commitment to Environmental, Social and Governance (ESG) responsibilities and in-depth knowledge of the role of technology in driving change.

Other appointments

Daniela is a Designated Member of Snowball Impact Investments GP LLP, a diversified investment fund focused on generating financial returns with a positive social and environmental impact. She is also a Trustee of the Haddad Foundation, a Member of the Advisory Board of Forward Institute and Trustee of the Institute for the Future of Work.

[a]	Graham was a member of the Board from 1 January 2010 to 15 June 2012 prior to being appointed as Chief Operating Officer of Dairy Farm International Holdings Limited.

Skills of Directors

[a]   Experience in a CFO/senior finance role and/or investment banking sector

[b]   Experience in a role leading corporate strategy, a management consulting role and/or a divisional CEO role

[c] Experience in consumer/brands organisation or a role as marketing executive with multibrand background

[d]   Experience in a multinational organisation holding responsibility globally/across several regions

[e]   Experience in a UK and US listed organisation

[f]  Experience in a global CEO role

Our Board of Directors	IHG | Annual Report and Form 20-F 2023	93

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

Other appointments

Duriya is an Independent Director of Intercontinental Exchange, Inc. She serves on the boards of NYSE and ICE NGX, both subsidiaries of ICE, and co-chairs the NYSE Board Advisory Council. She is also a Trustee of Agnes Scott College, a member of the Board of Councilors of The Carter Center and a Board Commissioner of Atlanta Housing.

Byron Grote

Independent Non-Executive Director

Appointed to the Board: 1 July 2022

Skills and experience: Byron’s career spanned over 30 years in the international oil and gas sector, including Standard Oil of Ohio and subsequently BP p.l.c, where he held management positions in retail marketing, trading, mining, exploration and production, renewables, petrochemicals, and finance. He served as an Executive Director on the Board of BP p.l.c. for 13 years and was the Chief Financial Officer from 2002 until 2011. He previously served as the Senior Independent Director and Audit Committee Chair at Anglo American plc, as a Non-Executive Director and Audit Committee Chair at Unilever PLC and Unilever N.V., and Non-Executive Director at Standard Chartered PLC.

Board contribution: Byron has extensive experience across a range of leading international businesses, both at board level and in senior management positions, particularly in finance and chairing audit committees. He is a participant in the European Audit Committee Leadership Network and a member of the Regulation Group of the Audit Committee Chairs’ Independent Forum. Byron assumed the role of Chair of the IHG Audit Committee in March 2023.

Other appointments

Byron is the Senior Independent Director and Chair of the Audit Committee at Tesco PLC. He is also a Non-Executive Director at Inchcape PLC and on the Supervisory Board of Akzo Nobel N.V., where he is the Deputy Chair and Audit Committee Chair.

Board Committee membership key

Audit Committee member

Remuneration Committee member

Responsible Business Committee member

Nomination Committee member

Chair of a Board Committee

94	IHG | Annual Report and Form 20-F 2023

Sir Ron Kalifa

Independent Non-Executive Director

Appointed to the Board: 1 January 2024

Skills and experience: Ron was formerly Chief Executive Officer of Worldpay for over 10 years, serving as Vice Chairman thereafter and an Executive Director until February 2020. His longstanding career in financial services has allowed him to gain experience in marketing, strategy and operations on a global scale. Ron led a government-commissioned, independent Review of UK Fintech, which proposed a recommended strategy and delivery model to maintain the UK’s position as a global leader in financial services. Ron was knighted in the Queen’s Jubilee Birthday 2022 Honours List for services to financial services, technology and public service.

Board contribution: Ron brings to the IHG Board in-depth knowledge of high-growth sectors of financial markets, including payments and fintech strategy. He also has a wealth of experience through his tenure on various boards, including not-for-profit boards.

Other appointments

Ron is Chairman of Network International Holdings Plc. He is a Non-Executive Director and the Senior Independent Director on the Court of Directors of the Bank of England and a Non-Executive Director for the England & Wales Cricket Board. He is also Vice Chair at Brookfield Asset Management.

Ron is a Trustee of the Royal Foundation of the Prince and Princess of Wales.

Angie Risley

Independent Non-Executive Director

Appointed to the Board: 1 September 2023

Skills and experience: Angie’s career in human resources has spanned executive roles across a number of sectors, including at United Biscuits; Whitbread as an Executive Director, Group HR Director; and Lloyds Banking Group as a member of the Executive Committee as Group HR Director. She recently retired from Sainsbury’s where she was Group HR Director for 10 years and a member of the Operating Board.

Angie previously served as Non-Executive Director of Serco Group plc (and was Chair of the Remuneration Committee) as well as Sainsbury’s Bank plc, Arriva and Biffa, and she has been a member of the Low Pay Commission.

Board contribution: Angie brings to the IHG Board a wide range of experience from a variety of sectors and a strong background in human resources. Angie became Chair of the Remuneration Committee from 1 January 2024.

Other appointments

Angie is currently a Non-Executive Director at Smith & Nephew plc, where she is Chair of the Remuneration Committee and a member of the Nomination and Governance Committee and the Compliance and Culture Committee.

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

Other appointments

Sharon serves on the boards of Yelp, Inc. and Block, Inc., and also for private companies Califia Farms, LLC and Levain Bakery, Inc.

Our Board of Directors	IHG | Annual Report and Form 20-F 2023	95

Governance

Our Board of Directors continued

Changes to the Board, and its Committees, and Executive Committee

Graham Allan	Graham became Chair of the Responsible Business Committee and stood down from the Remuneration Committee with effect from 1 March 2023

Heather Balsley	Heather was appointed to the Executive Committee as Global Chief Customer Officer from 1 November 2023

Keith Barr	Keith stood down from the Board, the Executive Committee and his role as Chief Executive Officer on 30 June 2023

Claire Bennett	Claire stood down from the Executive Committee and her role as Global Chief Customer Officer on 31 October 2023

Jolyon Bulley	Jolyon was appointed as Chief Executive Officer, Americas from 1 July 2023

Arthur de Haast	Arthur joined the Audit Committee and stood down as a member of the Remuneration Committee with effect from 1 January 2023

Ian Dyson	Ian retired from the Board on 28 February 2023

Paul Edgecliffe-Johnson	Paul stood down from the Board, the Executive Committee and his role as Chief Financial Officer and Group Head of Strategy on 19 March 2023

Michael Glover	Michael joined the Board as an Executive Director as well as the Executive Committee when he was appointed as Chief Financial Officer from 20 March 2023

Byron Grote	Byron became the Audit Committee Chair and joined the Nomination Committee from 1 March 2023

Jo Harlow	Jo retired from the Board on 31 December 2023

Ron Kalifa	Ron was appointed to the Board as a Non-Executive Director with effect from 1 January 2024

Elie Maalouf	Elie was appointed as Chief Executive Officer from 1 July 2023

Jill McDonald	Jill retired from the Board on 28 February 2023

Deanna Oppenheimer	Deanna became a member of the Remuneration Committee with effect from 1 January 2023

Angie Risley	Angie was appointed to the Board from 1 September 2023 and became Chair of the Remuneration Committee and joined the Nomination Committee from 1 January 2024

Board and Committee membership and attendance in 2023

	Appointment date	Committee appointments	Board	Audit Committee	[a]	Responsible Business Committee	Nomination Committee	Remuneration Committee

Total meetings held			8	5		4	6	6

Chair

Deanna Oppenheimer[b]	01/06/22		8/8	–		–	6/6	6/6

Chief Executive Officer

Keith Barr[c]	01/07/17		3/4	–		–	–	–

Elie Maalouf[d]	01/01/18		8/8	–		–	–	–

Executive Directors

Paul Edgecliffe-Johnson[e]	01/01/14		1/1	–		–	–	–

Michael Glover[f]	20/03/23		7/7	–		–	–	–

Senior Independent Non-Executive Director

Graham Allan[g]	01/09/20		8/8	5/5		4/4	6/6	3/3

Non-Executive Directors

Daniela Barone Soares[h]	01/03/21		7/8	–		4/4	–	6/6

Arthur de Haast	01/01/20		8/8	5/5		4/4	–	–

Ian Dyson[i]	01/09/13		1/1	1/1		–	1/1	2/3

Duriya Farooqui	07/12/20		8/8	5/5		4/4	–	–

Byron Grote[j]	01/07/22		8/8	5/5		–	5/5	6/6

Jo Harlow	01/09/14		8/8	–		–	6/6	6/6

Jill McDonald[k]	01/06/13		1/1	1/1		1/1	1/1	–

Angie Risley[l]	01/09/23		3/3	–		1/1	–	2/2

Sharon Rothstein[m]	01/06/20		7/8	5/5		4/4	–	–

Board Committee membership key

Audit Committee member

Remuneration Committee member

Responsible Business Committee member

Nomination Committee member

Chair of a Board Committee

Senior Independent Non-Executive Director
[a]	In principle, the full Board attends the relevant sections of the Audit Committee meetings when financial results are considered.

[b]	In principle, the Chair attends all Committee meetings.

[c]	Keith Barr stood down as Chief Executive Officer on 30 June 2023 and did not attend the Board strategy meeting prior to stepping down.

[d]	Elie Maalouf was appointed Chief Executive Officer from 1 July 2023.

[e]	Paul Edgecliffe-Johnson stood down as Chief Financial Officer on 19 March 2023.

[f]	Michael Glover was appointed to the Board as Chief Financial Officer from 20 March 2023.

[g]

Graham Allan stood down from the Remuneration Committee and became Chair of the Responsible Business Committee from 1 March 2023 following Jill McDonald’s retirement from the Board on 28 February 2023.

[h]	Daniela Barone Soares did not attend a Board meeting due to a prior commitment.

[i]	Ian Dyson retired from the Board on 28 February 2023 and did not attend a Remuneration Committee meeting prior to his retirement.

[j]	Byron Grote became Chair of the Audit Committee from 1 March 2023 following Ian Dyson’s retirement from the Board on 28 February 2023. Byron also joined the Nomination Committee from 1 March 2023.

[k]	Jill McDonald retired from the Board on 28 February 2023.

[l]	Angie Risley was appointed to the Board from 1 September 2023.

[m]	Sharon Rothstein was unable to attend a Board meeting due to a prior commitment.

96	IHG | Annual Report and Form 20-F 2023

Our Executive Committee

In addition to Elie Maalouf and

Michael Glover, the Executive

Committee comprises:

Heather Balsley

Global Chief Customer Officer

Appointed to the Executive Committee: November 2023 (joined the Group: 2007)

Skills and experience: Before being appointed as Global Chief Customer Officer, Heather served as SVP, Global Loyalty & Partnerships for four years. During that time, Heather was responsible for the Company’s loyalty and partnerships business, including the re-launch of IHG One Rewards and co-brand credit card business, delivering significant successes. She has also served as SVP, Global Marketing, Mainstream Brands, developing and delivering brand strategies that enhance the guest experience and drive performance.

Heather also worked across all brand segments as SVP, Americas Brands and Marketing and held leadership roles in strategy. Throughout her time at IHG, she has worked extensively across markets globally and with our owners.

Prior to joining IHG, Heather spent seven years as a consultant with Marakon Associates in New York, where she advised Fortune 500 companies on performance-enhancing strategies.

She holds an MBA from Harvard Business School and a bachelor’s degree in Economics and Sociology from Duke University.

Key responsibilities: Heather leads all aspects of IHG’s brand strategy, positioning, marketing, commercial performance, customer data and analytics and the end-to-end customer experience across IHG’s portfolio of 19 brands, including our award-winning IHG One Rewards loyalty programme.

Jolyon Bulley

Chief Executive Officer, Americas and Group Transformation Lead, Luxury & Lifestyle

Appointed to the Executive Committee: November 2017 (joined the Group: 2001)

Skills and experience: A career hotelier, Jolyon has held a number of significant roles at IHG and, before being appointed as CEO, Americas in 2023, was CEO for Greater China from 2018.

Prior to that, he was Chief Operating Officer (COO) for the Americas from 2014 to 2017, leading the region’s operations for franchised and managed hotels, in addition to cultivating franchisee relationships and enhancing hotel operating performance. Jolyon also served as COO for Greater China for almost four years, with oversight of the region’s hotel portfolio and brand performance, new hotel openings and owner relations. In 2021, in addition to his role as CEO for Greater China, Jolyon was appointed to lead the Luxury & Lifestyle Transformation Team.

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

Jolyon graduated from William Angliss Institute in Melbourne with a concentration in Tourism and Hospitality.

Key responsibilities: Jolyon is responsible for the management, growth and profitability of the Americas region and the development and defining of a clear strategy for our Luxury & Lifestyle brands’ performance and growth.

Our Executive Committee	IHG | Annual Report and Form 20-F 2023	97

Governance

Our Executive Committee continued

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

In 2011, Yasmin was awarded a Companion of the Order of the Bath (CB) in the New Year’s Honours List in recognition of her career in government communications. In addition, Yasmin is an Independent Non-Executive Director of the Rugby Football Union and is a Board Trustee member of the Sustainable Hospitality Alliance.

Key responsibilities: Yasmin is responsible for all global corporate affairs activity, focused on supporting and enabling IHG’s broader strategic priorities. This includes all external, internal, hotel and owner communications; global government affairs work; and leading IHG’s Corporate Responsibility strategy.

Nicolette Henfrey

Executive Vice President, General Counsel and Company Secretary

Appointed to the Executive Committee: February 2019 (joined the Group: 2001)

Skills and experience: Nicolette joined IHG in 2001. Prior to leading the Business Reputation and Responsibility function, she held a number of senior legal roles, including Deputy Company Secretary. During that time, she worked with the Board, Executive Committee and wider organisation to ensure best-in-class delivery and compliance across legal, governance and regulatory areas. Nicolette is a solicitor qualified in England and South Africa and previously worked as a corporate lawyer at Linklaters in London and Findlay & Tait (now Bowmans) in South Africa.

Key responsibilities: Nicolette has global responsibility for all areas of corporate governance, legal, risk management, insurance, regulatory compliance, internal audit and hotel standards.

Wayne Hoare

Chief Human Resources Officer

Appointed to the Executive Committee: September 2020 (joined the Group: 2020)

Skills and experience: Wayne has more than 30 years of experience in HR and joined IHG from RCL FOODS, where he spent seven years as the company’s Chief Human Resources Officer, leading the culture building and talent strategy for 25,000 employees. Prior to joining RCL FOODS, Wayne spent 26 years at Unilever, where he worked across a broad range of roles in mature and developing markets across Europe, North America, Asia, Africa and the Middle East.

Wayne’s most recent role at Unilever was as SVP, HR – Global Centres of Expertise, where he held responsibility for the Global Talent, Leadership Development and Reward teams. He led the development of the company’s HR strategy to enable a performance culture focused on growth.

Key responsibilities: Wayne has global responsibility for talent management, learning and capability building, diversity, organisation development, reward and benefit programmes, employee relations and all aspects of the people and organisation strategy for the Group.

98	IHG | Annual Report and Form 20-F 2023

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

Gender of Board and Executive Committee

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in Executive Committee	Percentage of Executive Committee

Men	6	55%	3	6	67%

Women	5	45%	1	3	33%

Not specified/prefer not to say	–	–	–	–	–

Ethnic background of Board and Executive Committee

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in Executive Committee	Percentage of Executive Committee

White British or other White (including minority-white groups)	7	64%	3	7	78%

Mixed/Multiple Ethnic Groups	1	9%	–	–	–

Asian/Asian British	2	18%	–	1	11%

Black/African/Caribbean/Black British	–	–	–	–	–

Other ethnic group, including Arab	1	9%	1	1	11%

Not specified/prefer not to say	–	–	–	–	–

The information in the tables above is compiled from self-reported data from the relevant individuals.

As at 19 February 2024, the Company complies with the following targets on board diversity in accordance with Listing Rule 9.8.6R(9): (i) at least 40% of the individuals on the Board are women; (ii) at least one senior position, namely the Chair of the Board, is held by a woman; and (iii) at least one individual on the Board is from a minority ethnic background.

Our Executive Committee	IHG | Annual Report and Form 20-F 2023	99

Governance Governance structure Governance framework Our governance framework is headed by the Board, which while conducting business in a responsible manner. delegates certain management and oversight responsibilities to Executive management is responsible for the implementation various Committees to further IHG’s purpose, values and strategy, of strategy that is delivered by the Group’s workforce. THE BOARD The Board is responsible for promoting the long-term sustainable success of the Group and establishes its purpose, values and strategy. Operational matters, routine business and information disclosure procedures are delegated by the Board to Management Committees, with the exception of a number of key decisions and matters that are reserved for the Board. The schedule of matters reserved for the Board was reviewed and approved at the December 2023 Board meeting and is available on our website. The Board is supported by its four Principal Committees (Audit, Nomination, Remuneration and Responsible Business), all of which consist of Non-Executive Directors. These committees assist the Board in carrying out its functions and in overseeing the delivery of the strategic objectives it sets for management. See pages 101 to 103 for information. REPORTING BOARD COMMITTEES Audit Committee Leads on internal controls and risk management; financial reporting; internal audit; fraud and external audit and compliance. Maintains working relationships with management; Global Internal Audit; Disclosure Committee; and the external Auditor. See pages 107 to 111. Nomination Committee Leads on and examines nominations and appointments to the Board and its Committees and Responsible for reviewing the Group’s leadership needs. See pages 114 and 115. Remuneration Committee Leads on and reviews all aspects of remuneration of the Executive Directors and Executive Committee members and remuneration policy for senior executives. See pages 116 to 140. Responsible Business Committee Leads on responsible business objectives and strategy, including our approach to sustainable development and responsible procurement. Reviews our impact on the environment and communities. Reviews the Board’s engagement with the workforce and the Group’s diversity, equity and inclusion (DE&I) agenda. See pages 112 and 113. MANAGEMENT COMMITTEES Operational matters, routine business and information disclosure procedures are delegated by the Board to Management Committees. The Management Committees are comprised of senior executives, including, where relevant, the Executive Directors. Executive Committee Chaired by the CEO, it considers and manages the day-to-day strategic and operational issues facing the Group. Its remit includes executing the strategic plan once agreed upon by the Board, monitoring the Group’s performance and providing assurance to the Board in relation to overall performance and risk management. General Purposes Committee Chaired by an Executive Committee member, it attends to items of a routine nature and to the administration of matters, the principles of which have been agreed previously by the Board or an appropriate Committee. Disclosure Committee Chaired by the Group’s Financial Controller, it ensures that proper procedures are in place for statutory and listing requirements. This Committee reports to the Chief Executive Officer, the Chief Financial Officer and the Audit Committee.

Board activities

Key areas of focus during the year

Board meetings

The table below gives an overview of some of the regular and standing items discussed and decisions made at Board meetings during the year. The table overleaf sets out information on the key matters discussed by the Board in 2023 and our Section 172 statement includes information about how stakeholders were considered and impacted outcomes.

In several areas, much of the substantive preparation work took place within the Board’s Committees and was later confirmed by the Board or the whole Board attended certain sections of Committee meetings. Where this was the case, the discussions are treated as having taken place at Board level.

Performance The Board received regular updates from the CEO and CFO on recent and current trading, including RevPAR, operating profit, net system size growth and cash flow performance. These were also compared to the results of competitors and budget. Internal projections were compared with the consensus of forecasts by analysts to ensure that the Company’s prospects were appropriately reflected in market expectations. The Board also monitored the progress of the share buyback programme. Throughout the year, the Board also received regional performance updates from each of the regional Chief Executive Officers, covering regional market and competitive landscapes, financial performance, regional strategy and progress on regional initiatives, and risks and mitigation measures. Governance and assurance The Board received regular updates on principal and emerging risks, internal controls, risk management systems, the Group’s risk appetite, litigation, cybersecurity, compliance programmes and the global insurance programme. Committee Chairs also delivered reports on risk topics in relation to the areas of remit for their respective Committees. The Board received regulatory development updates from the General Counsel and Company Secretary, covering regulatory changes in areas such as corporate reporting and governance, executive remuneration, climate change, shareholder body voting guidelines and other ESG matters. The Board also reviewed and approved the Group’s Code of Conduct. Stakeholders The Board receives a regular report outlining share register movements, relative share price performance, investor relations activities and engagement with shareholders. The Board also considered views shared from the regular investor and analyst perception studies and feedback surveys, as well as individual meetings with investors. The Board receives a regular report outlining various geopolitical and social issues pertaining to IHG and its business; corporate affairs activity supporting IHG’s corporate reputation, brands and responsible business agenda; owner and colleague engagement; government and advocacy programmes; and industry-body engagement.

Board activities	IHG | Annual Report and Form 20-F 2023	101

Governance

Board activities continued
Key areas of focus during the year continued

Key matters discussed in 2023 and Section 172 statement

Section 172 of the Companies Act 2006 requires a director of a company to promote the success of that company, and in doing so, the director must have regard to six factors. These are: the long-term consequences of a decision; the interests of its employees; business relationships with suppliers, customers and others; its impact on the community and environment; the desirability of maintaining high standards of business conduct; and the need to act fairly between members of the company. The table below summarises some of the main matters dealt with by the Board during the year and how it took the Section 172 factors into account. The relevant Section 172 factors are identified in the key at the bottom of the page.

Finance and performance

Financial plan The Board evaluated and approved the financial plan for the period 2023 to 2025.	In approving the financial plan, the Board considered the dividend and shareholder return approach and assumptions, as well as taking into account the challenges for owners of the lending environment and construction financing.

Shareholder returns The Board considered and approved a final dividend for 2022, an interim dividend for 2023 and a $750m share buyback programme.	In considering the dividends paid during the year and the share buyback programme, the Board took into account the creation of value for shareholders, the expectations of analysts in the context of the Company’s trading and viability assessments and capacity to pay as well as the external environment, including the geopolitical situation and macroeconomic developments, while having regard to the Group’s dividend policy.

Group finance The Board approved the update of the Group’s Euro Medium Term Note (EMTN) bond programme and the issuance of a €600m bond.	In approving the EMTN programme update and the €600m bond issuance, the Board considered in particular the Group’s longer-term debt maturity and liquidity profiles as well as the benefits of prudent financial management to the Group’s employees and shareholders.

Financial statements

The Board considered and approved the full and half-year financial results statements, including the going concern and viability statements, and whether the Annual Report was fair, balanced and understandable.

In reviewing and approving for publication the Group Financial Statements, the Board ensured that the Group had met its regulatory requirements in relation to providing shareholders and other stakeholders with accurate information regarding the Group and further maintained the Group’s reputation for operating with high standards.

Strategic and operational matters

Brand portfolio The Board approved the launch of the Garner brand.	In considering the new brand launch, the Board focused in particular on the owner proposition and the return on investment for owners; the brand’s offering for IHG One Rewards members and other guests; the value the brand can generate for shareholders and investors; and the capabilities of the Group’s employees needed to support the launch.

Corporate strategy refresh The Board endorsed the Group’s refreshed corporate strategy.	In considering and endorsing the corporate strategy refresh, including the new strategic pillars, associated metrics and growth behaviours, the Board had regard for the Group’s approach to driving performance to generate both short and long-term value for hotel owners and shareholders as well as the Group’s impact on communities and the environment. The Board further considered the impact of the new growth behaviours on employees, as well as the role the strategy plays in maintaining the Group’s high standards of business conduct.

Luxury & Lifestyle The Board endorsed the InterContinental brand refresh.	The Board considered and endorsed the InterContinental brand refresh strategy, noting in particular the focus on implementing new service and culture training to deliver enhanced guest experiences, colleague behaviours and owner returns and noting the positive momentum shown by improved guest satisfaction data.

Growth strategy in regions – Americas, EMEAA and Greater China

The Board received in-depth regional updates from the CEOs of each of the Group’s three regions, and provided oversight with regard to the Group’s growth strategy and strategic priorities.

The Board received regular updates from the Group’s operating regions, covering the Group’s positioning and performance in relevant markets and in relation to brand performance, underlying growth drivers and the competitive environment, and further focused on actions to accelerate the Group’s growth. In its discussions, the Board paid particular attention to critical owner considerations in relation to optimising owner returns as well as initiatives to reduce energy consumption and food waste.

Key to considerations

Long term	Suppliers and customers	High standards

Employees	Community and environment	Act fairly between members

102	IHG | Annual Report and Form 20-F 2023

Board governance

Board composition

The Board approved the appointments of Elie Maalouf as Chief Executive Officer, Angie Risley as Chair Designate of the Remuneration Committee and Ron Kalifa as a Non-Executive Director.

When approving Board appointments and succession plans, the Board had particular regard for ensuring that both the Board and its Principal Committees have the appropriate mix of skills, experience and knowledge to provide effective oversight over the short and long-term strategic objectives of the Group and effectively consider the interests of its stakeholders while also maintaining high standards of business conduct and complying with the UK Corporate Governance Code.

Executive Committee appointments The Board endorsed the changes and appointments to the Executive Committee during the year.	In considering the talent and succession planning at the Executive Committee level, the Board focused on the skills, experience and profile required to optimise the Executive Committee, including relevant regional and functional leadership, to facilitate the delivery of the Group’s strategic objectives.

Regulatory Compliance The Board approved new or refreshed regulatory compliance policies.	Across the year, the Board approved new or refreshed global policies in relation to Communities, Environment, Human Rights and Sanctions. In approving the policies, the Board considered, in particular, the various regulatory requirements and the external environment underpinning each policy, the impact of the policies on employees, owners, shareholders and suppliers as well as the Group’s reputation for operating with high standards.

People

Incentive plan The Board approved the adoption of new Deferred Award Plan rules.	In considering the new Deferred Award Plan rules, the Board considered the potential impact on employees in different territories and jurisdictions, as well as the need to balance corporate governance expectations with the regulatory requirements in different territories.

Our people and culture Voice of the Employee workforce engagement programme.	The Board participated in employee feedback sessions, and received and considered regular updates from the Voice of the Employee workforce engagement programme, noting continued positive feedback from engagement sessions.

Annual Board strategy meeting The 2023 Annual Board strategy meeting was held in Atlanta at the Group’s Americas region headquarters. The Board undertook a detailed review in respect of the following areas: the industry landscape and performance; the competitive context; IHG’s business model, financial model and strategy; and strategic choices to strengthen performance. The meeting also included an ‘outside-in’ perspective from an external adviser on the Group’s trajectory, further opportunities for growth and risks to delivery of the plan. Each Board member received a full briefing in advance of the Board strategy meeting, which enabled a productive and wide-ranging discussion with concrete outcomes, oriented around a relentless focus on growth, a strong commercial engine and a high-performance culture. Outcomes and action items were also addressed at subsequent Board meetings. Board members also had the opportunity to engage informally with colleagues from our Atlanta office.

See pages 36 and 37 for information about how we have engaged with our stakeholders in 2023. Further details of our regard for our people, communities and the planet are on page 3 and pages 28 to 35.

Board activities	IHG | Annual Report and Form 20-F 2023	103

Governance

Board activities continued Our shareholders and investors

During 2023, IHG continued its open dialogue with shareholders and investors and conducted its annual programme of investor relations activities with support from its brokers and advisers. The Board received regular updates and considered feedback as outlined on page 101. In addition, our Registrar and American Depositary Receipts (ADR) programme custodians have supported shareholders and ADR holders with their queries.

Committee Chairs and the Senior Independent Director are available for shareholders if they have concerns they wish to discuss.

Annual General Meeting (AGM)

The Board was pleased to meet shareholders in person at the 2023 AGM.

Our 2024 AGM will be held on Friday 3 May 2024. The notice of meeting will be sent to shareholders and made available on our website in due course.

Visit ihgplc.com/investors under Shareholder centre.

Further information on the Board’s engagement with shareholders and investors is included on page 36.

Director appointments and induction

Director appointments

Details of the appointments to the Board made during 2023 are described in the Nomination Committee Report on pages 114 and 115.

New Director inductions

Upon appointment, all new Directors undergo a comprehensive and formal induction programme that is tailored to meet their individual needs and respective roles on the Board. We believe this is crucial to ensure our Directors have a full understanding of all aspects of our business and familiarity with the Group’s purpose, culture and values to ensure they can contribute effectively to the Board.

For Michael Glover, a bespoke induction plan focused on his transition to an Executive Director and Executive Committee role was prepared, with a particular focus on his responsibilities as CFO. His induction included meetings with key external advisers and stakeholders and an overview of corporate governance requirements in relation to his responsibilities as an Executive Director.

Given Elie Maalouf’s longstanding role on the Board and Executive Committee, following his appointment as CEO, a targeted transition plan was put in place focusing on aspects specific to his role as CEO, with a particular emphasis on key investor, colleague, owner, media and industry relationships.

For Angie Risley and Ron Kalifa, tailored induction plans were prepared in advance of their appointment to the Board. Their plans broadly covered the following topics, while being tailored to their Committee appointments and roles, with a particular emphasis on understanding IHG’s business, long-term strategy, risks and opportunities within the business and governance processes and controls:

•	information on the Group’s purpose, culture, values and strategy, including its business model, brands and the markets in which it operates;

•	key strategic initiatives;

•	our approach to internal controls and our risk management strategy;

•	information on the Board, its Committees and IHG’s governance processes;

•	a reminder of the rules relating to maintaining the confidentiality of inside information and restrictions in dealing in IHG shares, together with a briefing on the policies and procedures IHG has in place to ensure compliance with such rules; and

•	meetings with members of the Board and the Executive Committee, senior management from functions across the Group, the external Auditor and other key external advisers.

Additional appointments

During 2023, the Board considered and endorsed the following additional appointments of Directors:

•	Graham Allan as Chair of the Remuneration Committee of Associated British Foods PLC.
•	Arthur de Haast as a member of the Audit Committee of Chalet Hotels Limited.

•	Byron Grote as Interim Chair of Tesco PLC.

•	Jo Harlow as Senior Independent Director of Halma PLC.

•	Elie Maalouf as a member of the World Travel & Tourism Council’s Executive Committee.

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

Ongoing Director training and development

We understand the importance of an ongoing training programme for Directors to enable them to fully understand the Group’s business and operations in the context of the rapidly developing environment in which it operates. The Chair regularly reviews the training and development needs with each Director and the Board is made aware of training opportunities.

Board and Committee meetings are regularly used to update Directors on developments in the environment in which the business operates and in-depth presentations are provided on key topical areas. In 2023, these sessions included updates on assurance and governance matters; perspectives in relation to corporate philanthropy and community investment; and market updates in relation to remuneration and pensions.

In addition, the Company Secretary provides regular updates on regulatory, corporate governance and legal matters, and Directors are able to meet individually with senior management if necessary.

External evaluation

In line with best practice, each year, the performance and effectiveness of the Board and its Committees are carefully reviewed through a formal evaluation process, which is traditionally facilitated externally every three years. An external evaluation was last completed in 2019, with internal evaluations completed in 2020, 2021 and 2022 following agreement to defer an external evaluation to 2023 due to the recent appointment of the Chair in 2022.

In 2023, an external evaluation was undertaken and conducted by Independent Audit Limited (‘IA’), following a comprehensive evaluation of several providers. IA has no prior connection with the Company or any of its Directors, with the exception of conducting an external review for Hargreaves Lansdown PLC in 2021, a company on which the Chair has previously served as a director.

An outline of the evaluation process and details of the results of the review are set out on the following pages.

104	IHG | Annual Report and Form 20-F 2023

Board effectiveness evaluation

Board evaluation process Stage 1 Appointment Following a review of several external board evaluation providers, IA was commissioned to facilitate the evaluation of the Board and its Committee. Stage 2 Preparation Questionnaires for the Board and four Committees were prepared by IA in discussion with the Company Secretary and the Chair and agreed by each Committee Chair. Stage 3 Completion of questionnaires and follow – up interviews The Board questionnaires were completed by all Board members, the Company Secretary and relevant members of senior management and follow-up interviews with each member of the Board and Company Secretary were conducted. Stage 4 Review of Board papers and meeting observation A review of Board papers and the observation of meetings of the Board and of the Audit, Nomination, and Responsible Business Committees was conducted by IA. Stage 5 Reporting IA analysed the results and complied a report for the Board and each Committee which was discussed in draft with the Chair and Company Secretary and presented to the Board and each of the Committees for discussion and consideration. IA invited Board members to follow up individually if desired. Results of Governance Review Strengths: The results of IA’s external review noted several strengths: 1) The Board’s composition is comprised of a good mix of skills, experience, and personalities that work well with each other and management. 2) New Board members have brought a high degree of openness and willingness to engage. 3) Engagement has been open and transparent, and Board members are able to contribute to productive debate in the decision-making process. Areas of focus for the year ahead: 1) Consideration of the ‘Big Trends’: continued consideration of industry trends and dynamics, including ever-changing customer needs and expectations and competitor actions. 2) Executive succession planning: following both CEO and CFO succession, looking to the capabilities, skills, diversity and characteristics needed for the future, focusing on Executive succession planning and strengthening the Board’s relationship with recently promoted senior management. 3) Risk, technology & ESG: given the dynamic external environment, continued focus on IHG’s overarching Risk Management Framework, emerging technologies and the wider ESG landscape.

Board activities	IHG | Annual Report and Form 20-F 2023	105

Governance

Board activities continued
Board effectiveness evaluation continued

Board Committees

The external evaluation process also assessed the effectiveness and support provided by and to the Board Committees. Through the process, it was confirmed that they have the necessary attributes to support their effective operation and that the Committees are well integrated into the Board decision-making processes. Each of the

Committees reviewed the findings and agreed the respective actions with consideration of the overall Board findings where they were deemed relevant to the Committee’s work. Further details are set out in each Committee Report on pages 107, 112, 115 and 125.

Performance evaluation of Directors In addition to the external Board evaluation process outlined above, the Chair assessed the individual performance of the Non-Executive Directors and carried out one-to-one meetings with each of them, focusing on their contribution to the Board and Principal Committees and engagement with fellow Directors, taking into account their relevant skills, knowledge and experience. Particular points of note were shared with the individual Directors and overall, the Chair concluded that the Directors perform their duties independently and effectively and that they dedicate sufficient time to discharge their Board responsibilities. The performance assessment of the Chair was led by the SID. The evaluation focused on: overall leadership of the Board; the Board’s culture and the Chair’s ability to facilitate constructive Board relations; and managing the Board in accordance with high standards of corporate governance. The CEO evaluation was led by the Chair, who collected feedback to a series of questions from the Non-Executive Directors. Key areas of focus included: the Group’s performance and impact of the CEO; the relationship and ability to work collaboratively and transparently with the Board; delivery of the Group’s growth agenda; regard for community and the environment; building talent and organisational capabilities; and progress in relation to IHG’s 2023 plan and future strategic priorities.

106	IHG | Annual Report and Form 20-F 2023

Audit Committee Report Strong and controls, governance and the of evolving assessment risks remain core of at how the IHG responsibly operates .” Byron Grote Chair of the Audit Committee Highlights: Ongoing review of the Group’s work to streamline and further automate core financial processes to drive efficiency while maintaining robust controls. Review of the disclosure of, and assurance over, financial and non-financial data, including both climate-related and wider ESG data, in line with evolving regulatory developments and external trends. Review of emerging and evolving risks linked to IHG’s growth strategy, changes in technology and other major initiatives, and regulatory developments. Review of governance and assurance of systems transitions in Finance and HR. Overview of the Group’s response to the Financial Reporting Council (FRC) consultation relating to the UK Corporate Governance Code. Key duties and role of the Committee Key objectives and summary of responsibilities The Audit Committee is responsible for ensuring that IHG maintains a strong control environment. It monitors the integrity of IHG’s financial reporting, including significant financial reporting judgements; maintains oversight and reviews our systems of internal control and risk management; monitors and reviews the effectiveness and performance of internal and external audit functions; and reviews the behaviours expected of IHG’s employees through the Code of Conduct and related policies. The Committee’s role, responsibilities and authority delegated to it by the Board are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board. The ToR are available at ihgplc.com/investors under Corporate governance. As noted, the Committee focused its attention on reviewing and obtaining assurance in relation to emerging and evolving risks as well as the Group Financial Statements and controls. Key areas of focus over the year have been: the evolution of the Group’s financial governance programme, including streamlining processes and automation of controls; internal controls and assurance in connection with the Group’s HR system transition and Iberostar integration; the conclusions and recommendations of an external quality assessment of the Group’s Risk and Assurance function; review of the internal financial control framework of owned, leased, managed lease and managed hotels, including deployment of software to enhance controls and property-level workflows; and the Group’s approach to managing on-going compliance risks, including in relation to hotel operational safety and security, supply chain, data privacy and ethics and compliance. Membership and attendance at meetings Details of the Committee’s membership and attendance at meetings are set out on page 96. The Chair of the Board, CEO, CFO, Group Financial Controller, Head of Risk and Assurance, Deputy Company Secretary and our external Auditor attended all meetings in 2023. The General Counsel and Company Secretary also normally attends all meetings and in 2023, attended all but one of the meetings. Other attendees are invited to meetings as appropriate and the CEO and all other Directors were invited to Committee meetings where the approval of financial reporting was considered and discussed. The Committee continues to hold private sessions with the internal and external Auditors without the presence of management to ensure that a culture of transparency is maintained. The Committee Chair continues to have recent and relevant financial experience and all members of the Committee are Independent Non-Executive Directors. In accordance with the Code, the Board also considers that the Committee as a whole possesses competence relevant to the Company’s sector, having a range of financial and commercial experience in the hospitality industry and the broader commercial environment in which the Group operates. Further details of the skills and experience of the Committee members can be found on pages 93 to 95. Reporting to the Board Following each Committee meeting, the Committee Chair updates the Board on key issues discussed. The papers and minutes for each meeting are circulated to all Board members, who are invited to request further information if required and to provide any challenge where necessary. Effectiveness of the Committee During the year, the Committee’s effectiveness was reviewed as part of the external Board evaluation process. The Committee concluded that it remains effective, focuses on the right issues and provides a good level of challenge. An area identified for future focus is further developing Committee papers to continue to enhance discussions.

Governance

Audit Committee Report continued

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

The Committee received early drafts of the Annual Report and Form 20-F 2023 (Annual Report), and when providing comments considered: (i) the process for preparing and verifying the Annual Report, which included review by the Executive Committee and input from senior employees in the Company Secretariat, Legal, Operations, Strategy, Human Resources, Finance, Risk and Assurance teams; (ii) a report from the Chair of the Disclosure Committee; and (iii) a checklist prepared by the Annual Report team confirming compliance with the relevant regulatory requirements.

The Committee also considered management’s analysis of how the content, taken as a whole, was ‘fair, balanced and understandable’, and whether it contained the necessary information for shareholders to assess the Group’s position, performance, business model and strategy. In order to reach this conclusion, a dedicated project team worked on the contents of the Annual Report and a detailed verification process to confirm the accuracy of the information contained within the Annual Report was undertaken by the Financial Planning and Analysis department. The Committee then considered both the structure and content of the Annual Report to ensure that the key messages were effectively and consistently communicated and that meaningful links between the business model, strategy, KPIs, principal risks and remuneration were clearly identified throughout the Annual Report. The Committee also considered the proportionate and consistent consideration of climate matters across the Annual Report, including the Task Force on Climate-Related Financial Disclosures (TCFD) statement and an asset-by-asset review for impairment purposes.

Alongside this review, the Committee considered guidance provided by the FRC throughout the year, including in relation to the concept of an Audit and Assurance Policy within the proposed changes to the UK Corporate Governance Code. The Company’s consultation response to the FRC on the proposal was reviewed by the Committee. The Committee also reviewed trends in ESG reporting requirements and considered governance and assurance implications.

Following a review of the contents of the Annual Report alongside the aforementioned criteria, the Committee reported its recommendation to approve the Annual Report to the Board.

Significant matters in the 2023 Financial Statements

Throughout 2023, the Committee provided ongoing challenge to management’s accounting, reporting and internal controls. The Committee discussed with management and the external Auditor the significant areas of complexity, management judgement and estimation in relation to the Financial Statements, and the impact of any accounting developments or legislative changes. The Committee has satisfied itself that management had adequately identified and considered all potentially significant accounting and disclosure matters. The key items discussed are outlined on pages 110 and 111.

Internal control and risk management

The Board is responsible for establishing procedures to manage risk, overseeing the internal control framework and determining the nature and extent of the principal risks the Company is willing to take to achieve its long-term objectives. The Committee supports the Board by reviewing the effectiveness of the Group’s internal control and risk management systems and assessing emerging and principal risks and undertook such a review in respect of 2023.

In order to effectively review the internal control and risk management systems, the Committee:

•	receives regular reports from management, the Risk and Assurance team and the external Auditor on the effectiveness of the systems for risk management and internal controls, including financial, operational and compliance controls;

•	reviews the process by which risks are identified (including procedures in place to identify emerging risks and linkage to wider consideration of strategy and resilience) and assesses the timeliness and effectiveness of action taken by management, including regular reports on the Company’s overall risk management and internal controls systems and principal risks; and

•	receives regular reports relevant to risk management and internal controls, both financial and non-financial, to ensure that current and emerging risks are identified and assessed and that there is an appropriate management response (see pages 42 to 49 for further detail on our risks and initiatives to manage them).

As part of the Committee’s review of the internal control and risk management systems, key financial, operational and compliance controls across the business continue to be monitored and tested throughout the year. The Committee assesses the approach to Sarbanes-Oxley Act 2002 (SOX) compliance in accordance with our US obligations and reviews reports on the progress of the SOX programme at each meeting. During the year, the Committee received updates on the delivery of the training programme for SOX control owners and the longer-term objective of reducing the overall control count.

During 2023, the Committee considered the activity undertaken by the Risk and Assurance team to review and refresh risk profiles and integrate resilience planning into the prioritisation and capability building of the Group’s business teams. The Committee also received updates on:

•	key assurance projects relating to the transition of the Group’s primary HR system and integration in respect of the Iberostar alliance;

•	supply chain risks and the strategy for mitigating uncertainties, noting the work of the Supply Chain Risk Council to drive awareness of emerging issues among relevant stakeholders and embedding risk management and internal control approaches in relation to supply chain; and

•	the Group’s approach to managing hotel operational safety and security risks, including the impact of conversion hotels and the development and integration of new business models such as branded residential and all-inclusive resorts on IHG’s operational safety and security framework.

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

108	IHG | Annual Report and Form 20-F 2023

where appropriate, material tax uncertainties are discussed and resolved with tax authorities in advance.

Our Approach to Tax document is available at ihgplc.com/en/responsible-business/policies-and-position-statements

Principal risk areas

During the year, the Committee discussed and assessed the range and aggregate impact of dynamic risks that the Group faced in the context of the ongoing volatility in the geopolitical and macroeconomic environment. Alongside the review of the overall portfolio of risks, the Committee requested and received updates on the following specific areas:

•	emerging risks in relation to the use and management of Generative Artificial Intelligence (Gen AI) and the management by the business of both upside and downside risks relating to Gen AI;

•	physical and chronic climate risks to the hospitality sector; and

•	the approach to cross-border data transfers.

Further details of our principal risks, uncertainties and review process can be found on pages 42 to 49.

Non-audit services

IHG’s Audit and Non-Audit Services Pre-Approval Policy helps to ensure that the external Auditor’s independence and objectivity are not impacted by non-audit services provided by the external Auditor. The policy is reviewed by the Audit Committee annually.

The policy requires that pre-approval is obtained from the Audit Committee for all services provided by the external Auditor before any work can commence, without any de minimis threshold in line with US SEC requirements and UK ethical standards. The Committee reviewed the audit and non-audit fees incurred with the external Auditor and noted that there had been no prohibited services (as defined by SOX or under UK ethical standards) provided to the Group during the year. The Committee is prohibited from delegating non-audit services approval to management and compliance with the policy is actively managed.

IHG is committed to maintaining non-audit fees at a low level and the Committee remains cognisant of the guidelines of investor advisory bodies on non-audit fees. During 2023, 10% of services provided to the Group were non-audit services (2022: 11%), primarily related to System and Organisation Controls (SOC) Reports. These services are typically performed by external auditors as knowledge of the Company or Group is necessary for the provision of the non-audit services. Details of the fees paid to PwC for non-audit and statutory audit work during 2023 can be found on page 178. The Committee is satisfied that the Company was compliant during the year with the FRC’s Ethical and Auditing Standards in respect of the scope and maximum permitted level of fees incurred for non-audit services provided by PwC. Where non-audit work is performed by PwC, both the Company and PwC ensure adherence to robust processes to prevent the objectivity and independence of the external Auditor being compromised.

Risk and assurance – Internal Audit

The Committee discusses and approves the Internal Audit annual plan, which aims to provide objective and insightful assurance that appropriate controls are in place to support our strategy and growth ambitions. Progress against the Internal Audit plan is reported at each meeting and, during 2023, the Committee reviewed several areas set out in the plan, including programme governance and oversight of expenditure and benefit delivery.

The 2024 plan presented to the Committee in November 2023 maintains focus on the integrity of the risk management and internal control system, providing independent assurance to complement management’s own activities where these are relatively mature, well governed and/or regulated. Areas of focus in 2024 include management of interdependencies between major technology programmes, control arrangements for data and information usage, storage and transfer and management’s preparedness for fast-evolving legislation.

Following consideration, the Committee confirmed its agreement to the 2024 Internal Audit plan, including the assurance objectives identified. The Committee reviews the results of completed audits and observations from other ongoing assurance and control improvement support, as well as actions taken by management in response to Internal Audit’s work.

The functional effectiveness of Internal Audit is assessed on an ongoing basis and reported to the Committee throughout the year. During 2023, this involved an independent external quality assessment of the function. The Committee reviewed and considered the conclusions of the external assessment, with particular focus on the future methodology and capabilities required for the function, including the use of external expertise.

Governance and compliance

The Committee is also responsible for reviewing the Group’s Code of Conduct and related policies.

Looking forward

During 2024, the Committee will remain focused on the Group’s internal control and risk management environment and approach to financial reporting. In doing so, the Committee will take into account developments in reporting responsibilities, including those relating to changes in the UK Corporate Governance Code and other regulatory requirements.

External Auditor – reappointment of PwC

The Committee reviewed and assessed PwC’s performance during the year and considered its reappointment as the Group’s external Auditor. PwC was originally appointed as the Group’s Auditor in March 2021, following a tender process in 2019. Giles Hannam remained as PwC’s lead audit partner in 2023.

The Committee regularly reviewed and assessed the progress of the audit throughout the year and also undertook a detailed effectiveness assessment through two surveys; one for Committee members and the other for senior management.

The surveys focused on the following areas:

•	the quality and service of the audit team;

•	audit planning and execution;

•	communication with the Committee and senior management;

•	contribution to process controls and financial reporting; and

•	the independence and objectivity of the Auditors.

The responses to the surveys were positive and noted in particular that the PwC audit team had developed a clear audit plan that was effectively communicated, demonstrated strong technical expertise and provided constructive challenge.

During 2023, the Committee also agreed with PwC that reporting would be provided against a series of audit quality indicators to support the Committee’s assessment of audit quality. This reporting was provided for the first time in February 2024.

Accordingly, the Committee concluded that the PwC audit team was providing the required quality in its provision of audit services and maintained appropriate levels of independence and objectivity. The Committee therefore recommended the continued appointment of PwC to the Board.

The Group has complied with the requirements of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the external Auditor and the setting of a policy on the provision of non-audit services.

Audit Committee Report	IHG | Annual Report and Form 20-F 2023	109

Governance

Audit Committee Report continued

Significant matters in the 2023 Financial Statements

Area for focus	Issue/Role of the Committee	Conclusions/Actions taken

Accounting for IHG One Rewards	Accounting for IHG One Rewards requires significant use of estimation techniques and represents a material deferred revenue balance. The Committee reviews the controls, judgements and estimates related to accounting for IHG One Rewards.

The Committee reviewed the deferred revenue balance, the valuation approach, the results of the external actuarial review and procedures completed to determine the breakage assumption for outstanding IHG One Rewards points.

The Committee reviewed management’s papers supporting the removal of an adjustment made in recent years that placed more emphasis on pre-Covid-19 redemption behaviours.

The Committee concluded that the deferred revenue balance is appropriately stated.

Accounting for the System Fund	Given the unique nature of the System Fund, the Committee reviews the controls and processes related to System Fund accounting.

The Committee met with senior finance management to review and evaluate the risk areas associated with the System Fund.

The Committee reviewed a paper from management summarising the principles determining the allocation of revenues and expenses to the System Fund and the related governance and internal control environment. The Committee concluded that the accounting treatment of the System Fund and related disclosures are appropriate.

Impairment testing	Judgement is applied in assessing whether triggering events for impairment testing of assets or cash-generating units have occurred. The Committee scrutinises the methodologies applied and the potential for asset impairment or impairment reversal.	The Committee reviewed management reports outlining the approach taken on impairment testing and key assumptions and sensitivities supporting the conclusion on the various asset categories. The Committee examined in detail whether triggering events for impairment testing had occurred. The Committee agreed with the determinations reached on impairment.

Litigation and contingencies	From time to time, the Group is subject to legal proceedings with the ultimate outcome of each being subject to many uncertainties. The Committee reviews and evaluates the need for provisioning and considers the adequacy of the disclosure.	At each meeting during the year, the Committee considered reports detailing all material litigation matters including commercial disputes. The Committee discussed and agreed any provisioning requirements based on underlying factors. Disclosures were assessed, with particular emphasis on the completeness of uncertainties disclosed.

Exceptional items	The Group exercises judgement in presenting exceptional items. The Committee reviews and challenges the classification of items as exceptional based on their size, nature or incidence, with consideration given to consistency of treatment with prior years and between gains and losses.	The Committee reviewed papers by management and considered the consistency of treatment and nature of items classified as exceptional. The Committee reviewed and challenged the significance, timing and nature of the exceptional items (see pages 179 to 180). The Committee also considered the sufficiency of disclosure and whether such disclosure explained the rationale for why each item is considered to be exceptional. The Committee concluded that the disclosures and the treatment of the items shown as exceptional are appropriate.

Going concern and viability	The Committee reviews management’s financial modelling to conclude on the appropriateness of the going concern and viability statement.	The Committee reviewed and challenged the scenarios considered by management, the detailed cash flow forecasts and the mitigating actions available to management considered in its going concern assessment to June 2025 and the three-year viability assessment and concluded these were appropriate. The Committee also reviewed and challenged the reverse stress test assumptions to confirm the viability of the Group. The Committee reviewed going concern disclosures (page 161) and the viability statement (pages 50 and 51) and is satisfied these are appropriate.

Climate risk	In preparing the Group Financial Statements, the potential impacts of climate change have been considered.	The Committee reviewed an analysis from management summarising the approach taken to consider climate risk in the Group Financial Statements and concluded that the disclosures were appropriate. The Committee agreed that the disclosures made in respect of the TCFD were appropriate. The Committee satisfied itself that the approach across the Annual Report has been proportionate and consistent.

110	IHG | Annual Report and Form 20-F 2023

Area for focus	Issue/Role of the Committee	Conclusions/Actions taken

UK deferred tax asset	Given the size of the Group’s UK deferred tax asset ($113m), the Committee reviewed and challenged the key assumptions determining the recoverability of the deferred tax asset and whether this should be disclosed as a significant estimate.	The Committee confirmed the estimates used to support the recovery of the UK deferred tax asset were consistent with those used in the impairment and going concern and viability assessments. Given the recovery to levels of profitability assumed in these estimates, the Committee concluded that it agreed with the recognition of the deferred tax asset, that this was not a significant estimate, as a material change in estimate is not expected in the next 12 months, and that the disclosures are appropriate.

Financial Statement disclosures	The Committee considers the appropriateness of disclosures in the Group Financial Statements.	The Committee reviewed disclosures required on adoption of IFRS 17 ‘Insurance Contracts’. The Committee also reviewed management’s proposals to improve the clarity and succinctness of the Group Financial Statements by omitting immaterial disclosures and combining disclosures around System Fund and reimbursable expenses in certain areas of the Financial Statements. The Committee concluded that the disclosures to the Group Financial Statements are appropriate and proportional.

Audit Committee Report	IHG | Annual Report and Form 20-F 2023	111

Governance Responsible Business Committee Report We focused remain on ensuring strategy on IHG’s people, communities planet underpins and our performance long-term.” Graham Allan Chair of the Responsible Business Committee Highlights Worked together with the Remuneration Committee with respect to the inclusion of ESG metrics in the LTIP. Review of the Group’s strategy, workstreams and metrics in relation to each of the Group’s Journey to Tomorrow pillars. Review and approval of Group policies regarding key ESG areas, including Communities, Environment, Responsible Procurement and Human Rights. Expanded engagement with the Group’s workforce through the Voice of the Employee programme. Key duties and role of the Committee Key objectives and summary of responsibilities The Committee reviews and advises the Board on the Group’s responsible business objectives and strategy, including its impact on the environment and climate change; social, community and human rights issues; its approach to sustainable development and responsible procurement; and stakeholder engagement in relation to the Group’s approach to responsible business. The Committee is also responsible for assessing the Board’s engagement with the workforce and the Group’s DE&I agenda. The Committee’s role, responsibilities and authority delegated to it by the Board are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board. The ToR are available at ihgplc.com/investors under Corporate governance. Membership and attendance at meetings The Committee’s membership and attendance at meetings are set out on page 96. The Chair of the Board, CEO, Executive Vice President, Global Corporate Affairs, Chief Sustainability Officer and Deputy Company Secretary attended all meetings held during the year. The General Counsel and Company Secretary attended all but one meeting. Reporting to the Board The Committee Chair updates the Board on all key issues raised at Committee meetings. Papers and minutes for each meeting are also circulated to all Board members, who are invited to request further information where necessary. Effectiveness of the Committee In 2023, the Committee’s effectiveness was reviewed as part of the external Board evaluation process. The Committee concluded that it remains effective and meets its responsibilities well. Focus areas identified include continued assessment of the risks relating to climate change and further engagement with the supply chain. Focus areas and activities Responsible business commitments The Committee’s key responsibilities and focus areas over the year have been: assessing the 2023 strategic priorities that support the Group’s 2030 responsible business commitments and monitoring the progress against them; reviewing the status of the Group’s DE&I targets and the work undertaken by management to drive achievement of the targets, including progress in relation to increasing gender and ethnic diversity within management at both the corporate and hotel level; monitoring the progress of climate risk reporting and the Group’s approach to TCFD reporting disclosures for 2023. Further information on TCFD is included on pages 52 to 59;assessing the progress of, and challenges to, the decarbonisation strategy and workstreams, with particular focus on the integration of ECMs into brand standards for operating hotels, developing new-build hotels that operate with very low carbon emissions and future options for a renewable energy programme, as well as the costs and impact on owners in relation to each; working with the Remuneration Committee to consider current and future ESG metrics included in the LTIP for Executive Directors and senior leaders, involving measures relating to people and the environment; reviewing the Group’s human rights programme and Modern Slavery Statement, with particular focus on identifying and addressing human rights risks specific to the hospitality industry; 112 IHG | Annual Report and Form 20-F 2023

•	monitoring the Group’s responsible procurement programme: the Committee considered the progress of key workstreams of the Group’s responsible procurement strategy, including its alignment with the Group’s responsible business commitments and with particular focus on supplier diversity, including how green and diverse suppliers are defined and certified; and

•	assessing the Group’s approach to meeting its commitment to improve the lives of people in our communities around the world and strategic collaboration with expert charities to assist those in greatest need.
Further information on our 10-year responsible business plan can be found on pages 28 to 35.

Looking forward

During 2024, the Committee will continue to focus on the progress of the Group’s 2030 responsible business commitments and the strategic priorities that support them. The Committee will also focus on developments in the regulatory landscape around ESG matters, particularly in relation to climate and environmental reporting.

Our Responsible Business Report is available at ihgplc.com/responsible-business

Voice of the Employee As IHG’s designated Non-Executive Director (NED) with responsibility for workforce engagement (Voice of the Employee), Duriya Farooqui, supported by the Group’s Global HR team, held a series of employee interface sessions throughout the year to engage directly with members of IHG’s corporate and hotel workforces, with the aim of sharing feedback with the Board for consideration in its decision-making. Role and responsibilities The role and responsibilities of the designated Voice of the Employee NED are to: • support the design of the structure and content of Board discussions on employee engagement and culture; • evaluate employee engagement approaches and their effectiveness; • ensure that employee feedback and interests are factored into the Board’s decisions and KPI setting; • ensure that the Board, through the Executive Committee, has effective methods of receiving feedback from employees and communicating Board and executive decisions and priorities throughout the organisation; • ensure all significant business and budget proposals include a management assessment of the impact on employees; and • ensure executives share employee feedback openly, transparently and in a balanced way, including reviewing employee engagement surveys and other employee reports, including whistleblowing. 2023 engagement Throughout 2023, Duriya, with the participation of several other NEDs and Chair Deanna Oppenheimer, hosted fifteen employee interface meetings to engage with a cross-section of employees and received detailed feedback. These feedback sessions, which were a mix of in person and virtual meetings/forums, included leader groups within the US and UK hotels, reservations and corporate populations, and ERGs across the UK, US, India, China and various EMEAA countries as well as colleagues who have recently joined the organisation. Discussion topics and themes in relation to the feedback received from employees included: workplace culture; leader communications; strategy, prioritisation and collaboration; talent attraction; onboarding and retention; personal and career development; technology and systems; and agile ways of working and decision-making. Additional engagement and activities undertaken by Duriya, the Chair of the Board, and other NEDs during the year included: • monitoring and reviewing the content and feedback from global ‘all employee’ CEO calls; • reviewing employee engagement survey results; • engaging with the Global HR Leadership team to receive broader cultural insights; and • engaging directly with senior leaders at Board and Committee meetings, the Board strategy event and the Group’s senior leaders’ meeting. Insights and learnings Duriya provided regular feedback to the Responsible Business Committee and the Board throughout the year, with key Board discussions taking place around the insights as well as action planning arising from employee engagement survey results. Plans for 2024 Duriya will remain as the Board member with responsibility for workforce engagement in 2024, assisted by additional NEDs. A schedule of discussions and feedback sessions has been arranged for 2024 and will continue to encompass a wide group of employees and leaders from across all regions, including ERGs, Lean In Circles and new starters. The discussion topics will be tailored to specifically focus on those areas that support the strategy. Additionally, the Board will continue to keep the functioning of the Voice of the Employee programme under review to ensure it meets best practice and complies with regulatory developments.

Responsible Business Committee Report	IHG | Annual Report and Form 20-F 2023	113

Governance Nomination Committee Report Deanna Oppenheimer Chair of the Nomination Committee Highlights Successful execution of Board succession planning with the new appointments of Elie Maalouf as CEO, Angie Risley as Remuneration Committee Chair Designate and Ron Kalifa as Non-Executive Director, maintaining an appropriate balance of skills and enhancing Board diversity.The Board remains well positioned to provide constructive challenge, strategic guidance and offer appropriate advice to the Group’s management as it looks to deliver on the Group’s refreshed strategy. Oversaw the completion of the external Board and Committee evaluation process. Remained focused on succession planning at the Executive Committee and senior management level. Key duties and role of the Committee Key objectives and summary of responsibilities The Committee reviews the composition of the Board and its Principal Committees, evaluating the balance of skills, experience, independence, knowledge and diversity requirements before making appropriate recommendations to the Board as to any changes. It also ensures plans are in place for orderly succession both for Directors and other senior executives, and is responsible for reviewing the Group’s senior leadership needs. The Committee’s role, responsibilities and authority delegated to it by the Board, including processes in relation to appointments, are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board. The ToR state that the Committee is responsible for considering potential candidates for appointment to the Board based on merit, cognitive and personal strengths with due regard for the benefits of diversity, including gender and social, ethnic and geographic backgrounds. The ToR are available at ihgplc.com/investors under Corporate governance. The Committee’s key responsibilities and focus areas during the year have been: • assessing the composition of the Board and the Principal Committees and succession planning, including consideration of gender balance and ethnic and geographical diversity, in accordance with the ToR and consistent with the Group’s Global Diversity, Equity, Inclusion and Equal Opportunities Policy (DE&I Policy); • engaging with external search consultancies and making recommendations on appointments to the Board; • overseeing the external performance evaluation of the Board and its Principal Committees as well as the evaluation of individual Non-Executive Directors; and • monitoring the Executive Committee and senior leadership talent and succession planning. Membership and attendance at meetings The Committee’s membership and attendance at meetings are available on page 96. All members of the Committee are Non-Executive Directors. When the Committee considers matters relating to the Chair of the Nomination Committee position, the Senior Independent Non-Executive Director (SID) acts as Committee Chair. 114 IHG | Annual Report and Form 20-F 2023

Reporting to the Board

The Committee makes recommendations to the Board for all Board appointments. Minutes are circulated to and reviewed by Committee members, and the Committee Chair reports back to the Board on the activities of the Committee following each meeting.

Effectiveness of the Committee and External Evaluation

During 2023, the Committee was reviewed as part of the external Board evaluation process. Details of the external evaluation, including how it was conducted, the nature and extent of the evaluator’s contact with the Board and the actions arising from the evaluation, are set out on pages 104 to 106. The Committee concluded that it remains effective and succeeds at ensuring that the right number and mix of directors with appropriate core skills are brought onto the Board. Succession planning at Executive Committee and senior management level was identified as an area for continued focus.

Focus areas and activities

Executive Director succession planning

An overview of the CFO succession process, following which Michael Glover was appointed as CFO, was included in last year’s Nomination Committee Report on page 113 of the Company’s Annual Report and Form 20-F 2022.

During 2023, the Committee oversaw the CEO succession process and the appointment of Elie Maalouf as CEO.

The Committee explored both internal and external candidates for the CEO role. A desktop review of possible external candidates was conducted by Spencer Stuart; the Chair also met with members of the Executive Committee to assess career aspirations and CEO capabilities. The Committee considered in particular the relative merits of internal and external candidates.

Following the interview process, including a presentation by Elie Maalouf to, and discussion with, all Non-Executive Directors, the Committee concluded that it should recommend to the Board the appointment of Elie as CEO.

The Committee also oversaw induction plans for both Michael and Elie in respect of their new roles. Further details of the induction plans are provided on page 104.

Board and Principal Committee composition and succession planning

The Committee continued to maintain and review throughout the year a Board skills matrix and a Board refreshment schedule, which track the skills, competencies and experiences of the Board members and provide an overview of the Board’s tenure, gender, ethnicity and Committee assignment considerations. These helped to inform future Board appointments and rotations.

Using this resource, and in anticipation of Jo Harlow reaching a nine-year term during the year, the Committee led the process to recruit a new Remuneration Committee Chair.

In addition, the Committee determined that the Board would benefit from recent CEO experience and further expertise in the technology and digital sector. Accordingly, the Committee initiated a search for an additional Non-Executive Director to meet this profile.

Spencer Stuart was engaged in connection with the Remuneration Committee Chair search (as well as the CEO succession) and Heidrick & Struggles was engaged in connection with the other Non-Executive Director search. Neither Spencer Stuart nor Heidrick & Struggles has any other connection with the Company or any individual Directors.

With regard to both searches, desktop reviews were conducted to identify suitable candidates for the roles. Shortlisted candidates met with various members of the Board and management as relevant, with assessments being made on the appropriate competencies, functional experience, cultural characteristics and consideration of candidates’ other commitments in line with the provisions of the UK Corporate Governance Code.

Following completion of an interview process and reference and background checks, the Committee recommended to the Board the appointment of Angie Risley as Non-Executive Director and Chair Designate of the Remuneration Committee, which was approved by the Board with effect from 1 September 2023.

Likewise, following similar completion of an interview process and reference and background checks, the Committee recommended to the Board the appointment of Ron Kalifa as Non-Executive Director, which was approved by the Board with effect from 1 January 2024.

Executive Committee talent and succession

Throughout the year, the Committee also received updates on talent and succession planning at Executive Committee and senior leadership levels, noting in particular progress against DE&I objectives.

Information on the gender and ethnicity balance of the Board and the Executive Committee is included on page 99. Information on the gender and ethnicity balance of senior management is included on page 30.

The Group’s DE&I Policy applies in respect of the Board and its Principal Committees. The DE&I Policy aims to create a diverse culture and support diversity and inclusion. When assessing and considering succession planning at Board and Executive Committee levels, the Committee takes diversity considerations into account consistent with the DE&I Policy. The DE&I Policy aligns to the Group’s responsible business commitments and a description of progress against these commitments is included in the 2023 DE&I Progress Report, available at ihgplc.com/Responsible Business under Reporting.

Looking forward

In 2024, the Committee will continue to ensure that we have appropriate plans in place for orderly succession of appointments to the Board and to senior management, so that an appropriate balance of skills, experience, knowledge and diversity is maintained.

Nomination Committee Report	IHG | Annual Report and Form 20-F 2023	115

Governance

Directors' Remuneration Report
Remuneration Committee Chair's statement

Angie Risley
Chair of the Remuneration Committee

"I am delighted to join the Board and present my first Directors' Remuneration Report as Chair of the Remuneration Committee."

On behalf of the Board, I am delighted to represent the Remuneration Committee (the Committee) as Chair and present my first Directors' Remuneration Report (DRR) for the year ended 31 December 2023. I joined the IHG Board as a Non-Executive Director in September 2023, and assumed the role of Chair of the Committee on 1 January 2024. I would like to thank my predecessor, Jo Harlow, who has successfully overseen the Committee through periods of significant change and increasing focus on the Executive Remuneration landscape, for her leadership and valuable years of service in the role, and for the robust and thorough handover which ensured a seamless transition. I would also like to thank all of the shareholders I have met so far for their time, insight and support.

2023 business performance context

Guest demand grew again during 2023 as appetite for travel continued to improve. We passed the milestone of 6,300 open hotels in delivering net system size growth of 3.8% for the year. Operating profit from reportable segments, at $1,019 million, was up 23% on 2022. Strong growth in revenue combined with our disciplined approach to cost management resulted in a 3.4%pts improvement in fee margin to 59.3%. From a shareholder perspective, we have seen continued growth in shareholder value with the Board proposing a final dividend of 104.0¢, representing a growth of 10% on 2022, and resulting in a total dividend for the year of 152.3¢. Additionally, as a result of strong cash management, we completed a share buyback programme to return $750 million of surplus capital in December 2023, and a further $800 million programme has been approved for 2024.

Overview of 2023 remuneration outcomes

The key highlights of Executive Director incentive plan awards for 2023 are presented below, and the awards reflect our strong business performance during 2023:

- the achievement on Annual Performance Plan (APP) metrics (operating profit from reportable segments, room openings and room signings) resulted in awards for Executive Directors of 81.8% of maximum reflecting the strong performance of the business in 2023;
- the outcome of the 2021/23 Long Term Incentive Plan (LTIP) award cycle, covering the three years from 1 January 2021 to 31 December 2023, was 57.8% of maximum. The business continued to deliver exceptional absolute cash flow management and strong growth in relative net system size growth (NSSG). For the first time since the 2018/20 cycle, the business also achieved above threshold performance over three years against our peers in relative Total Shareholder Return (TSR);
- the total average of short- and long-term incentive plan awards for the respective period ending 2023 was therefore 67.9% of maximum for the Chief Executive Officer (CEO), Elie Maalouf; and
- the Committee reviewed the performance outcomes in line with the Directors' Remuneration Policy (DR Policy) and its framework for assessing discretion and found no rationale for applying discretion to the formulaic outcomes of the 2023 APP and 2021/23 LTIP.

Directors' Remuneration Policy – shareholder engagement

We received shareholder approval for our updated DR Policy at the 5 May 2023 AGM. The full DR Policy can be found in our 2023 Notice of AGM and is also summarised on page 121 of this report. Ahead of the vote, we directly engaged with owners of around 60% of the share capital of the Company and we were pleased that the majority of our shareholders supported our new policy. The vote of 74.85% in favour of the DR Policy and 76.94% in favour of the DRR both represented slightly less than 80% support and, as such, Jo Harlow and I met a range of shareholders within a six-month window after the AGM vote, as required by the Corporate Governance Code. We met with holders of more than 25% of share capital, including both those who voted for and against the DR Policy and DRR, as well as Institutional Shareholder Services (ISS) and the Investment Association. The main points of discussion were:

- introducing myself as the incoming Remuneration Committee Chair with effect from 1 January 2024;
- following up on comments and concerns on the 2022 DRR and the 2023 DR Policy; and
- the new CEO pay arrangements, as set out in the notice published following the appointment of Elie Maalouf.

In these meetings, we heard strong levels of support for the 2023 DR Policy and an understanding of the competitive executive pay context, consistent with what we had heard in our pre-AGM meetings. For those shareholders who had voted against the DRR and DR Policy, the rationale commonly related to internal voting guidelines that formed red lines for specific DR Policy features, which were not related to the

116 IHG | Annual Report and Form 20-F 2023

Table of contents

116	Directors’ Remuneration Report (subject to advisory vote at the 2024 AGM)

•	116 Remuneration Committee Chair’s statement

•	119 At a glance

•	121 Our approach to remuneration

•	128 Annual Report on Directors’ Remuneration

increase in LTIP quantum for Executive Directors, and which differed by shareholder. The increase in LTIP quantum was thoroughly discussed and explained in the consultations leading up to the approval of the 2023 DR Policy at the 2023 AGM and in our follow up discussions, and was well understood and supported by shareholders, based on the transparent benchmarking of the hotel industry.

In the context of this feedback, and the overall level of support for the DR Policy (at almost 75%), the Committee concluded that the DR Policy changes reflected the supportive views of a significant majority of shareholders, who continue to agree that the commercial rationale for the DR Policy changes is critical to the retention and development of global talent in order to drive the long-term success of the business. Feedback on votes against the DRR indicated that these related either to the use of discretion on the LTIP 2020/22 cash flow outcome or to other shareholder-specific concerns. The Committee considers that the 76.94% voting level demonstrated strong support for their view that the outcome reflected the exceptional performance of the Executive Directors in managing cash flow during the pandemic.

Having met with more shareholders in January 2024, their support of IHG’s continuous need to improve the competitiveness of Executive Director pay was evident. The Board is of the view that further changes to Executive Director pay will need to be considered in order to help protect our Executive Director retention and talent pipeline, which are key for successful future business growth.

The approved DR Policy is available on IHG’s website at ihgplc.com/investors under Corporate governance.

Board changes

The business criticality of attracting and retaining high performing Executive Directors and their succession pipeline has been highlighted in the departures of the Chief Financial Officer & Group Head of Strategy and the Group Chief Executive Officer during 2023. It is vital to IHG’s continued growth that the quality of talent existing in our current Executive Director team is reflected in our internal and external candidates for succession. The vast majority of our competitors are based in the US, therefore the corresponding talent market is US-based. There remains a significant difference between our CEO pay level and that of our US competitors, as well as differences in the structure and mix of incentives, and the Committee will remain focused and will continue to engage with shareholders going forward on how this can be addressed in the context of retaining existing talent and developing and retaining successor talent.

As announced by the Company on 5 May 2023 and the s430(2B) of the Companies Act 2006 declaration released on 28 June 2023, Keith Barr stepped down from the role of CEO, and from the Board, on 30 June 2023. The Committee exercised its discretion to treat Keith Barr as a ‘good leaver’, in accordance with the relevant provisions of applicable incentive and share plan rules. Elie Maalouf succeeded Keith Barr as CEO with effect from 1 July 2023. Elie was already a member of IHG’s Board and had been leading IHG’s Americas business as regional CEO for eight years.

Historically, our succession strategy has generally been to grow executive level successors within the business, particularly in the US. Whilst we remain focused on maintaining our ability to secure a strong executive level internal succession pipeline, this has become more challenging in recent years as those potential successors move to positions outside IHG offering more attractive packages at their level and above, both in terms of structure (for example, restricted stock units) and quantum. The ability to attract Elie Maalouf into the role of CEO has enabled us to secure a leader with significant US market experience and who continues to maintain key government and industry relationships in the US, as well as having an in-depth global knowledge of IHG. We are committed to ensuring that there remains a robust succession plan in place at executive level.

We shared remuneration details for Elie Maalouf upon his appointment in a voluntary published statement in July 2023, as well as in discussions with shareholders in October 2023. In our AGM follow-up meetings, strong support was expressed by shareholders regarding the way in which succession planning had been conducted, as well as for the pay arrangements for Elie, with recognition of the competitive challenges we face operating across UK and US markets, where pay structures vary substantially.

Elie’s annual base salary of £990,000 represents a 7% increase on that of his predecessor; the outgoing CEO Keith Barr would have received an estimated 4% increase to his salary in April 2024, reducing the difference to 2.9%. Furthermore, Elie will not be subject to a salary review until April 2025. We estimate that Elie’s full year CEO single total figure of remuneration will not exceed that of Keith Barr’s until 2025. Elie’s remuneration remains proportionate in the context of both the international hotel peer company and FTSE 100, and follows our strategy of growing successor talent in-house. The Board is fully supportive of the salary positioning in this context. External US recruitment would have involved a more significant pay increase and an externally recruited CEO, who would have not yet been tested in the IHG environment, would have represented a greater risk with less proven value. Full details of the remuneration arrangements for Elie Maalouf’s changes are in line with the approved DR Policy and can be found on page 126.

As reported in the 2022 Directors’ Remuneration Report, Paul Edgecliffe-Johnson stepped down from the role of Chief Financial Officer & Group Head of Strategy, and from the Board, and left IHG on 19 March 2023. Michael Glover succeeded Paul as Chief Financial Officer (CFO), effective 20 March 2023. We were delighted to be able to appoint someone with Michael’s expertise and experience. He has held several roles in his 18 years at IHG, including CFO of IHG’s China region, Group Financial Controller, and his most recent role as CFO Americas with group-wide responsibility for commercial finance operations.

Jill McDonald and Ian Dyson both stepped down from the Board as Non-Executive Directors on 28 February 2023. Subsequently, Graham Allan was appointed Chair of the Responsible Business Committee and Byron Grote was appointed Chair of the Audit Committee; both appointments took effect on 1 March 2023. I was appointed to the Board with effect from 1 September 2023, with membership of the Remuneration and Responsible Business Committees from that date, and assumed the Remuneration Committee Chair role on 1 January 2024. Sir Ron Kalifa joined the Board, with effect from 1 January 2024, becoming a member of the Remuneration and Audit Committees. The remuneration arrangements in respect of all changes were in line with the approved DR Policy and are covered on pages 126 and 127.

Wider workforce remuneration and employee engagement

The Committee is extremely mindful of ongoing inflationary pressures across many of our markets and its impact on the financial and emotional wellbeing of our employees. In 2023, salary increases for the UK and US corporate populations were above that for the CEO in role at the time. The overall average budget for 2024 increases is 4% for our global corporate workforce, with total budgets in the UK and the US being 4.2% and 3.6% respectively. The CEO is not eligible to receive a merit increase for 2024 following his appointment in July 2023, as explained above. We have also made an additional 15% available to the budgeted amount for the personal performance element of our 2023 Annual Performance Plan to increase bonus amounts for our strongest performers.

For the UK leased hotel estate, in agreement with the owner, budgeted 2023 salary increases ranged from 5% to 8%, with higher increases applicable for frontline employees, and one-off payments made to employees in 2023 for those who had worked for at least the final three months of 2022. Budgeted 2024 salary increases range from 3% to 13% with higher increases applicable for frontline employees.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2023	117

Governance

Directors’ Remuneration Report continued Remuneration Committee Chair’s statement

The Real Living Wage will be applied for 12 months from April 2024, as a minimum for all staff, in line with the Real Living Wage Foundation level, and zero-hour contracts are not utilised in the UK leased estate.

In 2023, we also introduced a salary sacrifice electric car scheme for UK corporate colleagues, enhanced maternity and paternity pay for our UK managed hotels, and partnered with Busy Bees to provide both our UK corporate colleagues and our UK managed hotels a 20% discount on childcare fees. Further details of our approach to remuneration across the wider workforce, in general and throughout the year, are outlined on pages 123 to 124.

We were pleased to see overall employee engagement scores remain resilient at 87%, exceeding external benchmarks by 10%. Perceptions of pay also remained strong, exceeding external benchmarks across our hotel, reservations and general manager populations (see page 124). It is also pleasing to see that we have reduced our Gender Pay gap in the UK by 16% since 2017. I look forward to participating in some employee engagement sessions during 2024, as noted on page 127, and hearing views about remuneration more generally.

Implementation of Directors’ Remuneration Policy in 2024

As covered in more detail on pages 138 to 140:

•

With regards to salary increases for Executive Directors, as mentioned above, the CEO will not receive an increase in 2024; the CFO will receive an increase in line with that of the global corporate workforce following an assessment of 2023 performance.

•

The non-financial measures for the 2024 Annual Performance Plan will remain as room openings and room signings, aligned to our key strategic objectives for our future growth priorities, and the financial measure will remain as operating profit from reportable segments, as in 2023.

•

LTIP 2024/26 cycle measures will remain as relative TSR, relative net system size growth, absolute cash flow, adjusted earnings per share and ESG. Retaining the same balance of measures for the 2024/26 cycle maintains an overall business performance focus.

–	The TSR comparator group has been expanded from 8 to 15 global hotel companies. Details of the new TSR comparator group can be found on pages 138 and 140.

–

New ESG metrics have been implemented, with environmental metrics based on Energy Conservation Measures (ECMs) and hotels that operate at low/zero carbon, as key areas in management control that support delivery of our carbon and energy goals. New People measures build on our 2023/25 LTIP representation targets. The new measures focus on quantitative targets in relation to driving greater inclusion and growing our next generation of hotel general managers from our talent pipelines. The Committee considers this innovative approach to People measures to be relevant and appropriate for the Company and fully aligned to our priorities in this area. See pages 139 and 140 for more details.

•	Retirement benefits for incumbent UK Executive Directors will continue to align with the maximum company contribution available to all other participants in the UK Pension plan.

About this report

As always, we strive to make this report as easy to read as possible. Following this statement, there is a reminder of the approved DR Policy applicable in 2023 and its alignment with the UK Corporate Governance Code principles. There is an ‘At a glance’ section on pages 119 to 120 providing an illustration of 2023 remuneration outcomes and, over the following pages, there is a summary of how executive remuneration aligns to Company strategy; a summary of remuneration across the wider workforce; and, on pages 125 to 127, further background on the Remuneration Committee.

This Directors’ Remuneration Report (pages 116 to 140) will be put to an advisory vote by shareholders at the May 2024 Annual General Meeting.

Angie Risley

Chair of the Remuneration Committee

19 February 2024

Committee members	Position	Member since	Meetings attended

Angie Risley	Remuneration Committee Chair (effective 1 January 2024)	1 September 2023	2/2

Jo Harlow	Remuneration Committee Chair (1 October 2017 to 31 December 2023)	1 September 2014	6/6

Deanna Oppenheimer	Chair of the Board	1 January 2023	6/6

Graham Allan[a]	Senior Independent Non-Executive Director	1 September 2020 to 1 March 2023	3/3

Daniela Barone Soares	Non-Executive Director	1 March 2021	6/6

Ian Dyson[b]	Audit Committee Chair (until 28 February 2023)	1 September 2013 to 28 February 2023	2/3

Byron Grote	Audit Committee Chair (effective 1 March 2023)	1 July 2022	6/6

[a]	Graham Allan stood down from the Remuneration Committee from 1 March 2023 when he became Chair of the Responsible Business Committee.

[b]	Ian Dyson retired from the Board on 28 February 2023. He did not attend one Remuneration Committee meeting that took place on 27 February 2023, one day prior to his retirement.

Certain KPIs and Non-GAAP measures are used throughout the Directors’ Remuneration Report. See pages 84 to 88 for additional detail.

Use of Non-GAAP measures: in addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 84 to 88 and reconciliations to IFRS figures, where they have been adjusted, are on pages 226 to 228.

118	IHG | Annual Report and Form 20-F 2023

At a glance

How to use this report	Salary	AUDITED
Within the Directors’ Remuneration Report, we have used colour coding to denote different elements of remuneration. The colours used and the corresponding remuneration elements are:	Benefits Pension benefit Annual Performance Plan (APP) 50% cash and 50% deferred shares Long Term Incentive Plan (LTIP) Shareholding	Audited information Content contained within a tinted panel highlighted with an ‘Audited’ tab indicates that all the information within the panel is audited.

Table of contents

119	At a glance	123	Remuneration at IHG – the wider context
121	Our approach to remuneration – link to strategy	125	Remuneration Committee details

Over the following pages of the report, we give an overview of how our remuneration arrangements are aligned to our purpose, ambition and strategic priorities. We have included a summary of our approved DR Policy on page 121, together with a reminder of how the Committee has addressed Provision 40 of the 2018 UK Corporate Governance Code in respect of remuneration policy and practice throughout 2023. Alignment of pay structures throughout the organisation and the implementation of remuneration policy across the wider workforce is covered on pages 123 to 124. Pages 125 to 127 contain a summary of Committee actions during the year.

Executive Director remuneration

2023 actual remuneration vs potential remuneration

The charts below show the 2023 potential remuneration opportunity and actual achievement compared to the 2022 actual achievement. The relevant figures for each of the elements that make up the single total figure of remuneration, as shown below for the Executive Directors, can be found in the table on page 128. See above for the key to individual elements of actual remuneration for 2022 and 2023.

For the purpose of reading the charts below, please note the following:

•	Elie Maalouf’s 2023 figures are a combined total based on his CEO, Americas role for the 1 January to 30 June period and Group CEO role for the 1 July to 31 December period.

•

For Michael Glover, we have not shown 2022 figures as he was promoted to the Board on 20 March 2023 and was not an Executive Director for the 2022 period. His 2023 figures are based on fixed pay and APP for the period 20 March to 31 December and LTIP for the full 2021/23 cycle.

•

The one-off relocation payments made to Elie Maalouf and Michael Glover in 2023 have been included within their benefits figure for the purpose of the charts below. The respective amounts have been disclosed in the Other column of the single total figure table on page 128.

•

For both Keith Barr and Paul Edgecliffe-Johnson, their 2023 actual and potential figures are based on the period in which they were Executive Directors only (1 January-30 June 2023 for Keith Barr; and 1 January-19 March 2023 for Paul Edgecliffe-Johnson).

Key for potential

Minimum = Fixed pay

Target = Fixed pay and on-target award for APP (115%) and 50% of maximum LTIP vesting

Maximum = Fixed pay and maximum award for APP and LTIP

Elie Maalouf, Chief Executive Oicer Value (£000) Keith Barr, Former Chief Executive O icer Value (£000) Michael Glover, Chief Financial O icer Value (£000) Paul Edgecli_e-Johnson, Former Chief Financial O icer Value (£000)

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2023	119

Governance

Directors’ Remuneration Report continued At a glance continued

How we performed in 2023

The Company delivered another year of strong performance against target in operating profit from reportable segments. Room openings were below target this year and room signings narrowly missed target, by less than one percent, however, both these measures achieved well above threshold performance. In the round, this meant the formulaic 2023 APP achievement was 142.2% of target, resulting in awards for Executive Directors of 163.5% of salary (81.8% of the capped maximum award). Under the LTIP, improved TSR performance against comparators resulted in the vesting of this element for the first time since 2020. This, combined with a solid net system size growth performance relative to our largest competitors and an exceptional management of cash flow, resulted in a formulaic outcome of 57.8% of maximum. Further details on the actual achievement for operating profit from reportable segments and absolute cash flow can be found on pages 128 and 129.

120	IHG | Annual Report and Form 20-F 2023

Our approach to remuneration

Summary of approved Directors’ Remuneration Policy (DR Policy)

The Committee has considered the remuneration policy and practices in the context of Provision 40 of the UK Corporate Governance Code:

Principle	IHG’s approach

Clarity

Through the combination of short- and long-term incentive plan measures, the DR Policy is structured to support financial objectives and the strategic priorities of the business that deliver shareholder returns and long-term value creation. Further alignment with shareholder interests is driven by the significant proportion of share-based incentives and Executive Director shareholding requirements. Our reward policies are aligned throughout the organisation and include a proportion of performance-related reward, driving engagement for the whole of the workforce. We always seek to report our DR Policy and performance-related remuneration measures, targets and outcomes in a clear, transparent and balanced way, with relevant and timely communication with all of our stakeholders, including shareholders.

Simplicity

Our remuneration structure comprises straightforward and well-understood components. The purpose, structure and strategic alignment of each element is clearly laid out in the remuneration policy summary table:

• fixed pay: base salary, pension and benefits that are consistent with role and location and are designed to attract and retain talent;

• short-term incentive: annual performance-related bonus which incentivises and rewards the delivery of financial and non-financial strategic objectives. For senior employees, a proportion of this bonus is paid in cash and the remainder deferred in shares for a period of at least three years; and

• long-term incentive: a share-based award which incentivises performance over a three-year period based on measures that drive long-term sustainable growth and value creation.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2023	121

Governance

Directors’ Remuneration Report continued

Our approach to remuneration continued

Principle	IHG’s approach

Predictability	The range of possible values of rewards for Executive Directors is clearly disclosed in graphical form both at the time of approving the policy and in the annual implementation report.

Risk	Our DR Policy contains a number of elements to ensure that it drives the right behaviours to incentivise the Executive Directors to deliver long-term sustainable growth and shareholder returns and to reward them appropriately:

• the maximum short- and long-term incentive awards are capped as a % of salary;

• the Committee has clear discretion policies, linked to specific measures where necessary, to override formulaic outcomes;

• Executive Directors agree to clear and comprehensive malus and clawback provisions; and

• significant shareholding requirements apply for Executive Directors, including the deferral of 30% to 50% of bonus in shares; a two-year post-vest holding period for LTIP shares and minimum shareholding requirements both during and after employment.

Proportionality

Individual rewards are aligned to the delivery of strategic business objectives. The Committee sets robust and stretching targets to ensure that there is a clear link between the performance of the Group and the awards made to Executive Directors and others.

Alignment to culture

IHG has a clear purpose and well-established values and behaviours. The alignment between remuneration incentives and our strategy for relentless focus on growth, and the KPIs that underpin the delivery of our strategy, is outlined below. Other elements of reward, such as salary reviews and, across the wider workforce, the short-term incentive plan and our global recognition scheme, reward employees for performance and actions that demonstrate our values and behaviours.

Aligning variable elements of remuneration to strategy

Variable elements of remuneration are linked to our strategy, as shown below, in respect of the 2023 APP and 2023/25 LTIP cycle granted in 2023.

Element	Measures and weightings	Link to strategy	Explanation

Annual Performance Plan (APP)	Operating profit from reportable segments (70%)

•  The strength and breadth of our portfolio, tailored services and solutions, as well as our technology and platforms drive consumer preference, owner returns and rooms growth; all contributing to our revenues and profit.

•  Openings and signings are two of our key drivers of system size and central to our strategy of accelerating the growth of our brands in high-value markets.

•  Performance on Global Metrics, including key ESG measures (Employee Engagement, Guest Love, Responsible Business), will be reviewed in considering the potential application of discretion to formulaic outcomes on APP strategic objective measures.

Room signings (15%)

Room openings (15%)

Long Term Incentive Plan (LTIP)	Relative Total Shareholder Return (20%)

•  Our strategy is intended to deliver unmatched guest experiences and unrivalled owner returns for our stakeholders, including competitive total shareholder returns.

•  Our strategy is to accelerate the growth of our brands in high-value markets by using our global scale and expertise so it is important that this forms a key element of our management team’s Long Term Incentive Plan.

•  Enhancing our customer and owner offer and accelerating the growth of our brands in high-value markets drives sustained growth in cash flows and profits over the long term, which can be reinvested in our business and returned to shareholders.

Relative net system size growth (20%)

Absolute cash flow (20%)

	Environmental, social and governance (20%)		• Aligned to our people, communities, and planet strategy, new ESG measures (decarbonisation, and diversity, equity and inclusion) are included in our LTIP targets.

	Adjusted earnings per share (20%)		• EPS provides a measure of the efficiency of the capital structure, as well as promoting further alignment with shareholder experience and value.

122	IHG | Annual Report and Form 20-F 2023

Remuneration at IHG – the wider context

Our reward philosophy Our reward arrangements are competitive, drive creation of value for stakeholders and make us think and act as one team.

How our reward practices are aligned across all levels of the organisation

Our approach to fairness in reward is an important aspect of our overall reward philosophy and is designed to attract, retain, motivate and engage top talent. It is supported by a robust governance approach that ensures our reward and recognition practices are fair and consistent across our employee and colleague population, regardless of gender and other aspects of diversity, as well as an alignment between the wider direct workforce and executive remuneration. We regularly review our approach externally, ensuring we are competitive in the different markets in which we operate and meet the needs of employees by offering market-driven reward packages.

Examples of alignment and implementation of wider workforce reward strategy in 2023

Elements of reward	Participants	Commentary

Fixed

Salary	All

In the 2023 base salary review process, we continued to put our managers at the heart of the process, allowing them to use their discretion in pay decisions. We also included an additional 25% on top of the standard merit budget in order to address equity and recognise talent. With continuous improvements on our external benchmarking capability, we provided additional line manager support with market data analysis and guidance so that the budget could be targeted in areas where it would have the most impact. Our managers are reminded of our diversity, equity and inclusion statement on making fair reward decisions consistent with our Code of Conduct to ensure all employees are rewarded fairly and according to their contribution, skills and experience, with tips on avoiding any conscious and unconscious bias. For 2024, an additional merit budget will again be made available to address individual equity and talent recognition.

Benefits	All

In 2023, we introduced an electric car salary sacrifice scheme allowing UK corporate colleagues to obtain an electric car and receive both tax and national insurance savings, whilst at the same time supporting our Journey to Tomorrow environmental commitments. So far, 5.8% of those eligible for the scheme have ordered vehicles to date, which is 16.8% of those who have registered interest in the scheme. We also understand the demands faced by working parents and carers when it comes to balancing their work and home life, so we partnered with Busy Bees to provide our UK corporate colleagues, along with our UK managed hotels, a 20% discount on childcare fees. A key element of our employer brand and beloved colleague benefits is our Employee Room Rate programme, which enables employees to book hotels across many of our brands at a reduced rate. This year, we enabled colleagues to earn IHG One Reward points on Employee Rate stays, and are working on additional enhancements to the programme in the future. The levels of healthcare cover on offer in the UK continued to align across all UK corporate colleagues.

Pension benefit	All

Pension and retirement benefits are provided in the UK and US in line with market practice.

UK: the contribution rate for corporate and eligible hotel employees in the IHG UK pension plan is aligned across the eligible population with a 2:1 matching ratio up to a maximum of 6% of salary from employees and 12% from the Company.

US: US retirement saving plans are made up of a 401(k) plan which has a 1:1 matching contribution ratio up to a maximum of 6% of salary for eligible corporate employees and a Deferred Compensation Plan (DCP) that provides for supplementary company contributions of up to 16% provided at senior levels (a historic grandfathered rate of 20% applies for a small number of employees who were already receiving this rate when it was removed effective 1 January 2017).

Variable

Annual Performance Plan (APP)	All

All corporate employees share the same corporate performance metrics with the Executive Committee and Executive Directors. For senior management (generally at Executive Committee (EC) level and their direct reports), a proportion of bonus is deferred into shares for a three-year period. The weightings of metrics for all corporate employees below EC level are aligned and a greater portion of an award can be achieved through an employee’s individual performance and contribution to the Company. In addition, in view of the strong performance in 2023, approximately 15% is being added to the amount budgeted for the personal performance element to increase awards for those employees who performed the strongest during 2023.

Long Term Incentive Plan (LTIP)	Executive Directors and senior management

Senior/mid-management and certain specialist roles are eligible to participate in a Long Term Incentive Plan (LTIP). Performance-based LTIP awards largely apply at the level of Executive Committee and their direct reports; Restricted Stock Units typically apply for eligible employees below this level (see below). In 2023, at the same time as levels for Executive Directors were increased under the new DR Policy, LTIP levels for senior management were adjusted for market competitiveness and to better facilitate internal progression and relieve compression.

Restricted Stock Units (RSU)	Excludes Executive Directors

In line with typical market practice, particularly in the US, and due to line-of-sight over performance measures, a gradually greater proportion of the LTIP award is made as RSUs (which are not subject to performance conditions but still align employee interests with those of shareholders) for eligible roles from Executive Committee level down.

Colleague Share Plan	Wider workforce only	IHG matches the number of shares purchased by employees, up to a value of USD 1,000 per year, on a 1-for-1 basis. We expanded the offering of our Colleague Share Plan to include those in our Corporate Reservations offices, as well as a small number of corporate colleagues in countries that were not previously eligible, making the plan available to approximately 98% of our corporate employees below the senior/mid-management level (who receive LTIP and/or RSU awards). The registration for 2024 was open to eligible colleagues in Q4 2023, and the take-up rate for the 2024 plan, including the newly eligible population is 34.8%. For a similar comparison on previous disclosures, the take-up rate excluding the new population is 51.2% (vs. 50.3% for the 2023 plan). Over 26,100 matching shares vested from the 2021 Colleague Share Plan in January 2023; the 2022 plan’s matching share awards vested in January 2024 with over 30,900 shares vesting between 2,028 employees.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2023	123

Governance

Directors’ Remuneration Report continued Our approach to remuneration continued

Elements of reward	Participants	Commentary

∎ Recognition schemes	All	Colleagues who are below Senior Leader level can be nominated for a cash award through our Bravo recognition scheme, they can be nominated for going above and beyond in their jobs while displaying exceptional IHG behaviours. All of the corporate workforce, including Executive Directors, are eligible to receive a Long-Term Service Award, of varying value, once the employee reaches certain service milestones. In 2023, 3,834 one-off cash recognition awards were made to corporate colleagues and 3,438 to hotel colleagues globally; 814 corporate colleagues and 995 hotel colleagues globally received cash long-term service awards.

Employee engagement on pay

We have several forums available for employees to share their thoughts, including employee resource groups (ERGs), a designated Non-Executive Director for workforce engagement and our employee engagement survey, known as Colleague HeartBeat, which allows employees to express their views on key aspects of working at IHG. As the charts below show, the 2023 employee engagement scores for participating hotel and reservations employees and general managers on the questions relating to reward and recognition exceeded our survey provider’s top quartile benchmark.

Wellbeing

We have continued to promote myWellbeing – a framework to support employees across their health, lifestyle and workplace. The myWellbeing suite of resources, which includes an employee Wellbeing Handbook and guidelines for people managers, has been designed to provide a holistic wellbeing offering. Employees also have access to a global Employee Assistance Programme, which offers counselling, practical guidance on topics such as legal, financial and work matters, and additional health and wellbeing resources.

In the UK, we introduced a network of Mental Health First Aiders. This is part of our commitment to ensure the right support is in place to help everyone feel at their best and forms part of our approach to make mental health support more accessible and further unlock the stigma. We trained a small number of people in 2023, with the potential to roll out more widely at IHG across other markets, including our UK managed hotel estate. We increased our focus on financial education, providing our UK corporate colleagues with free expert information and guidance to stay on track to achieve both financial goals and objectives and to support them on their personal financial journeys by offering group webinar sessions and wellbeing articles.

We have also continued to champion initiatives such as Focused Fridays, where we limit meetings, and Recharge Days, where corporate colleagues can spend the day doing whatever they need to unwind. In 2023, all corporate colleagues were given three recharge days to spend as they please, on top of any contracted annual leave they are eligible to receive. These initiatives have helped us achieve a 3% increase in our Wellbeing Index scores for all of our colleagues, and a 2% increase to 89% for our hotel colleagues on last year’s scores.

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

•	Salary increases for 2023 ranged from 5% to 8%, with higher increases applicable for frontline employees. The Real Living Wage will continue to be applied as a minimum for all staff in line with the Real Living Wage Foundation level and zero-hour contracts are not utilised in the UK leased estate.

•	Hotel colleagues receive similar benefits to corporate employees, including enrolment into a workplace pension, employee room rates, Employee Assistance Programme, Bravo recognition programme, retail discount vouchers, the myWellbeing programme and refer-a-friend bonus. Frontline colleagues can also receive incentives and performance-driven bonuses and eligible managers receive an annual performance bonus. In April 2023, enhanced maternity and paternity pay was launched for all hotel colleagues and we also teamed up with Busy Bees Nurseries to offer our managed hotel colleagues a 20% discount on childcare fees.

Championing a diverse culture where everyone can thrive

One of our 2030 commitments is to drive gender balance and a doubling of under-represented groups across our leadership, and we are building on the significant progress we have made over the past decade towards achieving gender balance, with 35% of our leaders (VP and above) being female (vs. an ambition of 39% by 2025), and a gender-balanced employee population, of which 52% is female. We are delighted to be recognised by Forbes as one of the world’s top companies for women, and we were rated second on the Financial Times Diversity Leaders in 2024. We have reduced our Gender Pay gap in the UK by 16% since 2017, our first year of reporting.

g Our latest Gender Pay report is available on IHG’s website at ihgplc.com/en/responsible-business/reporting under Reporting.

124	IHG | Annual Report and Form 20-F 2023

Remuneration Committee details

2023 focus areas Review and approval of 2022 remuneration outcomes and 2023 incentive plan structures and targets. In-year performance and relative performance tracking. Wider workforce remuneration matters. ESG in incentives. Review, approval and implementation of the 2023 DR Policy. Review, approval and implementation of the Deferred Award Plan (DAP) rules. Shareholder engagement prior to, and following, the AGM vote. CEO remuneration package.

Key objectives and summary of responsibilities

The Remuneration Committee agrees, on behalf of the Board, all aspects of remuneration for the Executive Directors, the Executive Committee and the Chair of the Board, and also agrees the strategy, direction and policy for the remuneration of the senior executives who have a significant influence over the Group’s ability to meet its strategic objectives. Additionally, the Committee reviews wider workforce pay policies and practice to ensure alignment with strategy, values and behaviours and takes this into account when setting Executive Director remuneration. The Committee’s role and responsibilities are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board.

g
The ToR are available on IHG’s website at ihgplc.com/investors under Corporate governance.

Membership and attendance at meetings

Details of the Committee membership and meeting attendance are set out on pages 96 and 118.

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

Remuneration advisers

IHG appointed Deloitte LLP to act as independent adviser to the Committee in 2019 following a competitive tender process undertaken by the Committee. Deloitte is a member of the Remuneration Consultants Group and, as such, operates under the code of conduct in relation to executive remuneration consulting in the UK.

Fees of £159,400 were paid to Deloitte in respect of advice provided to the Committee in 2023, which included significant input into the review and implementation of the DR Policy during the year. This was in the form of an agreed fee for support in the preparation of papers and attendance at meetings, with work on additional items charged at hourly rates. The terms of engagement for Deloitte are available from the Company Secretary’s office upon request. Separately, other parts of Deloitte LLP also advised the Company in relation to corporation tax, mobility and consulting services. The Committee is satisfied that the advice received is objective and independent.

Approach to target setting

Targets are set by the Committee and senior management, taking into account IHG’s growth ambitions and long-range business plan, market expectations and the circumstances and relative performance at the time, to set stretching achievement targets for senior executives that will reflect successful outcomes for the business based on its strategic and financial objectives for the period.

Absolute targets may be set relative to budget and/or by reference to prior results, generally containing a performance range with additional stretch to incentivise outperformance and minimum performance levels for payout. Relative targets are set against an appropriate comparator group of companies for the relevant measure, for example, relative NSSG in the LTIP was set against our six largest competitors with over 500k rooms to reflect our strategy of accelerating the growth of our brands in high-value markets.

Performance will be reviewed throughout the period in which it is applicable for, and, if any corrections are required, this will be disclosed in the Directors’ Remuneration Report for the year in which the correction has been agreed. Details on a correction for the 2023/25 LTIP calculation can be found on page 132.

Shareholder engagement

The Chair of the Committee engaged extensively with shareholders during 2023 in respect of the DR Policy, both in advance of the AGM and following the vote of less than 80% support at the AGM, in order to understand the range of views held by shareholders and to take these into account when setting and implementing the policy as well as outline the rationale for the changes made.

At the October 2023 meetings, in addition to follow-up comments on the 2023 DRR and DR Policy, Angie Risley was introduced to shareholders as the Committee Chair designate, effective 1 January 2024, and new CEO pay arrangements were discussed for Elie Maalouf, following his appointment to the role. In January 2024, shortly after Angie commenced her role as Committee Chair, she held meetings with shareholders for more comprehensive two-way introductions and discussions about current IHG-specific remuneration challenges and shareholder views and expectations. Further information on shareholder engagement is contained in the Chair’s Statement on pages 116 to 118.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2023	125

Governance

Directors’ Remuneration Report continued Our approach to remuneration continued

Board changes

During the year, Byron Grote and Graham Allan replaced Ian Dyson and Jill McDonald as Chair of the Audit Committee and Chair of the Responsible Business Committee with effect from 1 March 2023 after Ian and Jill retired from the Board. Jo Harlow also stepped down from the Board and as Chair of the Remuneration Committee at the end of 2023. Angie Risley was appointed as a Non-Executive Director prior to assuming the Chair of the Remuneration Committee role effective 1 January 2024 and Sir Ron Kalifa was appointed to the Board from 1 January 2024. The remuneration arrangements in respect of all changes were in line with the approved DR Policy.

As announced by the Company on 5 May 2023 and the s430(2B) of the Companies Act 2006 declaration released on 28 June 2023, Keith Barr stepped down from the role of Chief Executive Officer, and from the Board, on 30 June 2023. Elie Maalouf succeeded Keith Barr as Group CEO with effect from 1 July 2023, Elie was already a member of IHG’s Board in leading IHG’s Americas business as regional CEO.

Paul Edgecliffe-Johnson stepped down from the role of Chief Financial Officer & Group Head of Strategy, and from the Board, leaving IHG on 19 March 2023. Michael Glover succeeded Paul as Chief Financial Officer with effect from 20 March 2023.

Details of the arrangements for all Executive Directors are as follows:

AUDITED

Remuneration component	How this was implemented in 2023

Elie Maalouf

Salary, pension and benefits	Elie’s base salary for the role of CEO from 1 July 2023 is £990,000 and he will not be eligible for a salary increase until April 2025. Elie’s pension cash allowance is 12% of salary, which is within the maximum opportunity of the 2023 DR Policy and aligns to the wider IHG UK pension plan participants. Elie’s benefits are in line with the DR Policy.

Annual Performance Plan (APP)	Elie’s APP levels are in line with the maximum opportunity of the DR Policy. His 2023 APP award will be pro-rated using the respective salaries for the respective periods before and after his appointment as Group CEO.

Long Term Incentive Plan (LTIP)	Elie’s LTIP award levels align with the maximum opportunity shown in the DR Policy.

Other

Elie relocated from the CEO, Americas role based out of the Atlanta office to the Group CEO role, which is primarily based out of the UK office. On appointment, and in line with how we treat other international moves, Elie received a one-off net cash payment of £50,000 towards costs associated with setting up a UK base. The grossed up value of this payment has been disclosed in the single total figure of remuneration table on page 128.

To facilitate Elie to carry out his UK-based role while maintaining his US home and IHG’s significant business, government and industry interests in the US, he also receives a net amount of £10,000 per month towards UK housing costs. The actual net cost per month on housing for 2023 was, on average, lower than this but will be adjusted to allow for rental market dynamics over the longer term.

Michael Glover

Salary, pension and benefits	Michael’s base salary from 20 March 2023 is £620,000 and he was not eligible for a merit increase in April 2023. His pension and other benefits are in line with the DR Policy.

Annual Performance Plan (APP)	Michael’s APP levels are in line with the DR Policy. His 2023 APP award will be pro-rated using the respective salaries and targets for the respective periods before and after his appointment as Group CFO.

Long Term Incentive Plan (LTIP)	Michael’s LTIP award levels are in line with the DR Policy. He was granted an award at Executive Director level for the full 2023/25 cycle, however, did not receive an uplift into in-flight cycles at the increased Executive Director levels.

Other	Michael relocated from his CFO, Americas, role based out of the Atlanta office to the Group CFO role in the UK head office. In line with how we treat other international moves, a series of one-off payments to cover relocation and associated costs apply for the first three years: £150,000 payments both on appointment and on the first anniversary of appointment and £100,000 on the second anniversary of appointment.

Keith Barr

Salary, pension and benefits	Keith received his base salary, pension cash allowance and benefits to 30 June 2023, details of which are included in the single total figure of remuneration table on page 128. After he stepped down from the Board, he remained an employee of the Company on his existing terms of employment until 31 December 2023 to ensure an orderly handover. As an employee, he continued to be paid a salary and receive his existing benefits through to that date, apart from healthcare provision, which will continue for up to three months after this date.

Annual Performance Plan (APP)	Keith is eligible to receive an APP award in respect of the full 2023 financial year, which is assessed and paid in the usual way and in accordance with the terms of the plan. Half of any APP earned will be delivered in cash following the end of the performance year, with the other half deferred into shares for three years. The pro-rated element for the 2023 period in which he served as Group CEO can be found in the single total figure table. The Remuneration Committee exercised its discretion to determine that he would be treated as a ‘good leaver’. Accordingly, his unvested deferred APP shares will not be forfeited on departure and will vest in full on their original vesting dates.

Long Term Incentive Plan (LTIP)	Keith’s share awards, granted in 2021 and 2022, under the LTIP are preserved in accordance with the ‘good leaver’ provisions, subject to the achievement of the relevant performance conditions, adjusted for pro-ration until the date he ceased employment with the Company, and vesting on their original vesting dates. In accordance with the DR Policy, they will be subject to a two-year post-vest holding period. The LTIP 2021/23 cycle award is disclosed in the 2023 single total figure of remuneration table on page 128. He has not received an LTIP award in respect of the 2023/25 cycle.

Minimum Shareholding Policy	The post-employment shareholding policy approved at the time of Keith’s termination has been applied. He is required to hold shares equivalent to his minimum shareholding requirement of 500% of salary for six months post-cessation and 50% of the minimum shareholding requirement for a further six months.

Other	IHG also agreed to settle fees of £13,850 plus VAT for legal advice to Keith on his leaving arrangements.

126	IHG | Annual Report and Form 20-F 2023

AUDITED

Remuneration component	How this was implemented in 2023

Paul Edgecliffe-Johnson

Salary, pension and benefits	Paul’s salary, pension and benefits were paid up until 19 March 2023, details of which are included in the single total figure of remuneration table on page 128. In line with our previous commitment, his pension had been reduced to the rate of all other IHG UK pension plan participants, which is 12% of salary, from 1 January 2023. No further payments in respect of these elements were paid beyond 19 March 2023, given he was taking up new employment.

Annual Performance Plan (APP)	Paul remained eligible to receive an APP award in respect of the full 2022 performance year. In line with our termination policy, the cash element was paid in the usual way, but the deferred share awards portion was forfeited. He was not eligible to receive an APP award in respect of 2023. All outstanding APP shares that had not vested on 19 March 2023 were forfeited.

Long Term Incentive Plan (LTIP)	Paul’s LTIP 2020/22 award was assessed in the same way as for the other Executive Directors and it vested on 22 February 2023, and is subject to a two-year holding period. He was not eligible to receive an LTIP award in respect of 2023. All outstanding LTIP awards that had not vested on 19 March 2023 were forfeited.

Minimum Shareholding Policy	The post-employment shareholding policy approved at the time of Paul’s termination has been applied. He is required to hold shares equivalent to his minimum shareholding requirement of 300% of salary as at the date of leaving for six months post-cessation and 50% of the minimum shareholding requirements for a further six months. He remained compliant with this policy throughout 2023.

Other	No other payments have been made in connection with his leaving.

Wider workforce remuneration and employee engagement

As outlined on pages 123 to 124, IHG operates an aligned approach to remuneration throughout the organisation. During the year, the Committee reviewed aspects of the Company’s wider workforce remuneration approach as part of its regular meeting agenda.

The Company engaged with the workforce through its employee engagement survey, which covers a number of areas, including pay and benefits competitiveness, wellness and inclusion. Our overall employee engagement increased to 87% (+1% on 2022), placing IHG as a Global Best Employer by Kincentric. As noted on page 124, perceptions of reward and recognition gained strong results across our hotel, reservations and general manager populations.

During 2023, the Chair of the Committee joined IHG’s designated Non-Executive Director responsible for workforce engagement in a Voice of the Employee session. These sessions are held throughout the year to engage directly with members of IHG’s corporate and hotel workforce, with the aim of collating and sharing such feedback with the Board for consideration in its decision-making. No concerns were raised regarding Executive Director remuneration or how it aligns with the wider IHG remuneration principles. Further details about the 2023 Voice of the Employee engagement sessions can be found on page 113. Further sessions are planned for 2024 for Angie to attend as the new Chair of the Committee.

Deferred Award Plan rules

In 2023, the new DAP rules were approved by shareholders at the May AGM. The DAP replaced both the previous APP and LTIP rules as a simplified, combined set of plan rules to govern the share awards made under the Company’s discretionary incentive arrangements.

The rules for both the APP and LTIP were due to expire in 2024, and the Committee considered it appropriate to renew them a year early to coincide with the adoption of the new DR Policy. Following approval at the 2023 AGM, LTIP share awards were granted under the DAP with effect from the 2023/25 cycle, and future APP share awards will be granted under the DAP with effect from the 2024 plan year. All awards granted under previous cycles will remain subject to the APP and LTIP rules that were previously in place.

Service contracts and notice periods for Executive Directors

The Committee’s policy is for all Executive Directors to have service contracts with a notice period of 12 months from the Company and a notice period of 6 months for the employee, unless, on an exceptional basis to complete an external recruitment successfully, a longer initial notice period reducing to 12 months is used. This is in accordance with the UK Corporate Governance Code.

All Executive Directors’ appointments and subsequent re-appointments to the Board are subject to election and annual re-election by shareholders at the AGM.

Details of current Executive Directors’ contracts (available upon request from the Company Secretary’s office):

Executive Director	Date of original appointment to the Board	Notice Period

Elie Maalouf	1 January 2018	12 months

Michael Glover	20 March 2023	12 months

Voting at the Company’s AGM

The 2022 Directors’ Remuneration Report and the new DR Policy were approved at the 2023 AGM. Further details regarding the action taken by the Committee in response to the level of support received for these resolutions can be found in the Chair’s Statement on pages 116 to 118.

The outcome of the votes in respect of the DR Policy and Report for 2023 are shown below:

	Directors’ Remuneration Policy (binding vote)			Directors’ Remuneration Report (advisory vote)

AGM	Votes for	Votes against	Abstentions	Votes for	Votes against	Abstentions

5 May 2023	103,155,928	34,661,408	2,043,591	103,932,823	31,147,109	4,780,994

	(74.85%)	(25.15%)		(76.94%)	(23.06%)

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2023	127

Governance

Directors’ Remuneration Report continued Annual Report on Directors’ Remuneration

The Annual Report on Directors’ Remuneration explains how the Directors’ Remuneration Policy (DR Policy) was implemented in 2023 and the resulting payments each of the Executive Directors received.

The Directors’ Remuneration Report is subject to an advisory vote by shareholders at the 2024 AGM. The notes to the single total figure table provide further detail, where relevant, for each of the elements that make up the total single figure of remuneration for each of the Executive Directors.

AUDITED

Single total figure of remuneration – Executive Directors

		Fixed pay				Variable pay

Executive Directors	Year	∎ Salary £000	∎ Benefits £000	∎ Pension benefit £000	Subtotal £000	∎ APP £000	∎ LTIP £000[a]	Subtotal £000	Other £000[f]	∎ Total £000

Elie Maalouf[b]	2023	849	203	133	1,185	1,403	1,178	2,581	84	3,850

	2022	700	58	136	894	1,349	1,096	2,445	–	3,339

Michael Glover[c]	2023	487	47	58	592	797	293	1,090	150	1,832

	2022	–	–	–	–	–	–	–	–	–

Keith Barr[d]	2023	456	45	55	556	750	2,150	2,900	–	3,456

	2022	889	43	222	1,154	1,719	1,400	3,119	–	4,273

Paul Edgecliffe-Johnson[e]	2023	144	14	17	175	–	–	–	–	175

	2022	654	21	163	838	1,264	1,029	2,293	–	3,131

[a]	LTIP figures for 2022 relate to the 2020/22 LTIP cycle and have been restated using actual share price on date of vesting. Figures for 2023 relate to the value of shares for the 2021/23 cycle.

[b]

Elie Maalouf’s 2023 figure combines his CEO, Americas role for the period 1 January to 30 June, and his Group CEO role for the period 1 July to 31 December. Elie was paid in USD for his CEO, Americas role and the sterling equivalent is calculated using an exchange rate of $1 = £0.80 in 2023 and $1 = £0.81 in 2022 (page 173). In line with 2023, the 2022 benefits figure has been restated to reduce the residual value of UK tax paid in respect of UK duties while a US Director from £7k to nil due to subsequent foreign tax credit offsetting.

[c]

Michael Glover’s 2023 fixed pay elements relate to the period 20 March to 31 December 2023. His APP has been pro-rated for the period in which he was Executive Director and his LTIP award, inclusive of Restricted Stock Units, is for the full 2021/23 LTIP cycle. His LTIP and RSU 2021/23 awards were granted in May 2021 prior to becoming an Executive Director, the same performance conditions applied to the LTIP award as they did for the Executive Directors; the RSU awards were not subject to any performance conditions. No 2022 data has been provided because he was not in an Executive Director role at the time.

[d]

Keith Barr stepped down from the CEO role on 30 June 2023 so 2023 figures related to the period 1 January to 30 June 2023, with the exception of his LTIP 2021/23 which the full cycle value has been disclosed. Further details on the treatment of his remuneration on leaving IHG can be found on page 126.

[e]

Paul Edgecliffe-Johnson left the Company on 19 March 2023 and his fixed pay elements were paid up to this date. He was not eligible to receive an APP award for 2023 and his LTIP 2021/23 award was forfeited upon leaving IHG. Further details on the treatment of his remuneration on leaving IHG can be found on page 127.

[f]	Details of the ‘Other’ payments for Elie Maalouf and Michael Glover can be found in the notes to the single total figure table section below.

Notes to the single total figure table

Fixed pay

∎

Salary: salary paid for the year. Salary increases in 2023 were lower than the budget for the wider UK and US corporate workforce. See pages 126 to 127 for information on Executive Director changes during 2023.

∎	Benefits: for Executive Directors, this includes, but is not limited to, taxable benefits such as company car or allowance and healthcare.

As disclosed on page 126, to facilitate Elie Maalouf to carry out his UK-based role whilst maintaining his US home and IHG’s significant business, government and industry interests in the US, he also receives a net amount of £10,000 per month towards UK housing costs. The 2023 benefits figure for Elie also includes travel and accommodation costs in relation to his relocation.

∎	Pension benefit: for current Executive Directors, in line with the DR Policy, includes the value of IHG contributions and any cash allowances paid in lieu of pension contributions.

Elie Maalouf and Michael Glover both relocated to the UK for their Group CEO and Group CFO roles; they did not participate in the IHG UK pension plan in 2023 and instead received cash allowances of 12% of salary. Keith Barr and Paul Edgecliffe-Johnson also did not participate in any IHG pension plan in 2023 for their respective periods of employment and instead received cash allowances of 12% of base salary. This is in line with the maximum level available to all other participants in the UK pension plan.

Life assurance cover for all Executive Directors was provided at four times base salary.

Elie Maalouf participated in the US 401(k) Plan and the US Deferred Compensation Plan (DCP) for the period 1 January to 30 June 2023 whilst in his role as CEO, Americas. The US 401(k) Plan is a tax-qualified plan providing benefits on a defined contribution basis, with the member and company both contributing.

Contributions made by, and in respect of, Elie Maalouf in these plans for the year ended 31 December 2023 were:

	£	[a]

Director’s contributions to US Deferred Compensation Plan	364,001

Director’s contributions to US 401(k) Plan	14,146

Company contributions to US Deferred Compensation Plan	63,876

Company contributions to US 401(k) Plan	9,413

Age of Director at 31 December 2023	59

[a]	Sterling values have been calculated using an exchange rate of $1 = £0.80.

As outlined in last year’s report, Elie’s retirement benefits were in line with other senior US employees and comprised of a 6% of salary matched contribution (subject to IRS limits in respect of 401(k) contributions) and a 16% of salary supplemental employer DCP contribution.

Other

Elie Maalouf received a net payment of £50,000 in July 2023 to cover the transitional and transactional costs of setting up a UK base. The value of this one-off payment has been grossed up for disclosure in the single total figure of remuneration table above.

Michael Glover received a gross payment of £150,000 to cover relocation and associated costs.

128	IHG | Annual Report and Form 20-F 2023

  AUDITED

Variable pay

APP (50% cash and 50% deferred shares)

Operation

Disclosed award levels are determined based on salary as at 31 December 2023, other than for Elie Maalouf whose award was pro-rated based on his respective salaries and periods as CEO, Americas and Group CEO, and on a straight-line basis between threshold and target, and target and maximum, and are based on achievement vs target under each measure:

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

The Committee formally reviews performance against IHG’s Global Metrics as part of the APP structure in considering whether to apply discretion to adjust outcomes on the strategic measures. Any application of discretion to the APP outcome, would be disclosed in the relevant year’s Directors’ Remuneration Report.

For Executive Directors, 50% of the 2023 APP award will be made in the form of shares deferred for three years, subject to continued employment.

APP outcome for 2023

The performance measures for the 2023 APP were determined in accordance with the DR Policy and were:

•	operating profit from reportable segments (70%);

•	room signings (15%); and

•	room openings (15%).

Target award was 115% of salary and maximum was up to 200% of target for each measure, subject to an overall cap on the award of 200% of salary. The following chart and table shows threshold, target and maximum opportunity, as well as weighting and actual 2023 achievement.

APP measures – % of target award

The Committee reviewed the performance against IHG’s Global Metrics as well as relative to peers and was satisfied that no discretion needed to be applied to the formulaic outcomes of the APP measures.

				Weighted

Performance		Achievement	Weighting	achievement

Operating profit from reportable segments: performance relative to target
Threshold	$864m	50%

Target	$960m	100%	70%	118.5%

Actual	$1,026.6m	169.3%

Maximum	$1,056m	200%

Room signings (k rooms)
Threshold	71.9	50%

Actual	79.2	95.7%

Target	79.9	100%	15%	14.4%

Maximum	87.9	200%

Room openings (k rooms)
Threshold	46.7	50%

Actual	47.9	62.1%	15%	9.3%

Target	51.9	100%

Maximum	57.0	200%

Total weighted achievement (as a % of target)				142.2%

Operating profit from reportable segments is a Non-GAAP measure and excludes certain items from operating profit. Additionally, in determining operating profit from reportable segments for APP purposes, budgeted exchange rates for the year are used to ensure like-for-like comparison with the APP target set at the start of the year.

Operating profit from reportable segments (at actual exchange rates) (see page 173)	$1,019.0m

Difference due to exchange rates	$7.6m

Operating profit from reportable segments (at 2023 budget exchange rates)	$1,026.6m

LTIP 2021/23 (granted in 2021)

Operation

Awards are made annually and eligible executives will receive shares at the end of the cycle, subject to achievement of the three-year performance conditions. These conditions and weightings are described on page 130.

TSR measures the return to shareholders by investing in IHG relative to a comparator group containing the following major globally branded competitors: Accor S.A., Choice Hotels International Inc., Hilton Worldwide Holdings Inc., Hyatt Hotels Corporation, Marriott International Inc., Melia Hotels International S.A., NH Hotels Group, and Wyndham Hotels & Resorts Inc., as per data provided by our corporate bankers sourced from Refinitiv Datastream. Maximum payout is for upper quartile relative performance, and threshold is median of the comparator group.

Any use of discretion, including the factors influencing the decision, will be clearly communicated in the Directors’ Remuneration Report for the year in which the decision is made.

The share price in respect of the 2020/22 LTIP cycle has been restated using the volume weighted average price of 5,467p for all Executive Directors on the date of actual vesting on 22 February 2023. The corresponding values shown in the 2022 report (prior to the actual vesting) were an estimate calculated using an average share price over the final quarter of 2022 of 4,687p.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2023	129

Governance

Directors’ Remuneration Report continued Annual Report on Directors’ Remuneration continued

  AUDITED

LTIP outcome for 2021/23 cycle

The performance measures for the 2021/23 three-year LTIP cycle were determined in accordance with the DR Policy and were:

•	Total Shareholder Return (30%);

•	net system size growth (40%); and

•	cash flow (30%).

The following tables show threshold and maximum opportunity, as well as weighting and actual achievement, based on the formulaic outcomes against the three-year targets set in 2021 for each performance measure.

	Performance targets			Achievement (% of maximum)	Weighted achievement

Performance measure and weighting	Target	% Vesting	Result

Total Shareholder Return: Three-year growth relative to average of competitors 30%	Maximum 83.4%	Maximum 100%	Outcome 47.1%	30.6%	9.2%

	Threshold 41.6%	Threshold 20%

Relative net system size growth: Three-year growth relative to competitors 40%	Maximum 5.1%	Maximum 100%	Outcome 3.42%	46.6%	18.6%

	Threshold 2.6%	Threshold 20%

Absolute cash flow: Based on IHG’s performance against an absolute cash flow target 30%	Maximum $1.41bn	Maximum 100%	Outcome $2.81bn	100%	30.0%

	Threshold $1.06bn	Threshold 20%

Total % of maximum opportunity vested					57.8%

Adjustments to absolute cash flow outcome

Over the performance period of the 2021/23 LTIP award, there have been events that have impacted IHG’s cash flow that were unquantified or unforeseen when the original targets were set. In line with the adjustments reported in previous Directors’ Remuneration Reports, the table opposite shows the reconciliation between reported cash flow and the outcome for the 2021/23 LTIP. This includes adjustments agreed by the Committee to exclude the impact of the exit from Russia, as described on page 128 of the 2022 Directors’ Remuneration Report, and consider adjustment for the Holiday Inn and Crowne Plaza quality review to the extent the final programme differed from what was reflected in the LTIP target. These adjustments had no effect on the vesting outcome.

Reconciliation	Cash flow $bn

Reported cash flow from operations	3.03

Net cash from investing activities	(0.23)

Reported outcome per definition	2.80

Other adjustments (see text opposite)	0.01

Adjusted outcome	2.81

Adjustment to other measures

As disclosed in the 2022 Directors’ Remuneration Report, IHG announced the decision to cease all operations in Russia. Net system size growth performance for IHG and all companies in the peer set for this relative measure has been adjusted to remove the Russia system size from all companies for all years. The formulaic NSSG LTIP outcome also includes an adjustment to exclude room removals incremental to our normal level due to the Holiday Inn and Crowne Plaza estate review in 2021.

These events were not budgeted for at the time of setting the 2021/23 targets, and the Committee, in its judgement, considered it was appropriate to adjust for them on the basis of its view that LTIP participants should not have been disincentivised from making these decisions in the long-term interest of shareholders.

The Committee considered performance against the ROCE underpin. The underpin level of 20% was met, with the final ROCE average of the three years being 23.7%, therefore the Committee did not need to consider adjusting the NSSG vesting level in respect of this.

130	IHG | Annual Report and Form 20-F 2023

 AUDITED

Result of LTIP 2021/23 outcome

Achievement against target is measured by reference to the three years ended 31 December 2023. This cycle will vest on 21 February 2024 and Executive Directors are subject to a two-year post-vest holding period. The individual outcomes for this cycle are shown below. The share price of 6,265p used to calculate the 2021/23 LTIP cycle value shown in the single total figure table is the average over the final quarter of 2023.

						Value of award
		Maximum	% of maximum	Outcome	Total value	attributable to share
Executive Director	Award cycle	opportunity at grant (number of shares)	opportunity vested	(number of shares awarded at vest)	of award £000	price appreciation £000
Elie Maalouf	LTIP 2021/23	32,525	57.8%	18,799	1,178	221
Michael Glover[a]	LTIP 2021/23	3,161	57.8%	1,827	114	22
Keith Barr	LTIP 2021/23	59,385	57.8%	34,324	2,150	404

[a]

Michael Glover also received an RSU award of 2,845 shares in the 2021/23 cycle prior to his appointment to the Board. All RSU shares are due to vest and the value, which has been calculated on the same basis as the LTIP shares, is £178k of which £33k is attributable to share price appreciation. The combined value of his RSU and LTIP awards is shown in the LTIP column of the single total figure table on page 128 rounded to the nearest £000.

Other outstanding awards

Long Term Incentive Plan (LTIP) – scheme interests awarded during 2022 and 2023

During 2022, awards were granted under the LTIP cycle and made to each Executive Director over shares with a maximum value of 350% of salary for the CEO and 275% of salary for all other Executive Directors using an average of the closing mid-market share price for the five days prior to grant, as shown in the table below. These are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period. The vesting date for the 2022/24 LTIP award is the day after the announcement of our financial year 2024 Preliminary Results in February 2025. These awards will vest to the extent performance targets are met and will then be held in a nominee account for a further two years, transferring to the award-holder in February 2027 in accordance with the two-year post-vest holding requirement.

Executive Director	Award date	Maximum shares awarded	Market price per share at grant £	Face value of award at grant £000	Number of shares received if minimum performance achieved (20%)
2022/24 cycle
Elie Maalouf	13 May 2022	40,101	48.42	1,942	8,020
Michael Glover[a]	13 May 2022	3,860	48.42	187	772
Keith Barr[b]	13 May 2022	43,268	48.42	2,095	8,653

[a]	Michael Glover was also granted an RSU award of 3,474 shares, under our LTIP for his role prior to becoming CFO, on 13 May 2022. RSU awards are not subject to performance conditions.

[b]

Keith Barr stepped down from the role of CEO, and from the Board, on 30 June 2023 and the treatment of his unvested awards is described on page 126. He was originally awarded 64,903 shares, pro-rated to 24/36 months at 31 December 2023.

During 2023, awards were granted under the LTIP cycle and made to each Executive Director over shares with a maximum value of 500% of salary for the CEO and 300% of salary for the CFO using an average of the closing mid-market share price for the five days prior to grant, as shown in the table below. These are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period. The vesting date for the 2023/25 LTIP award is the day after the announcement of our financial year 2025 Preliminary Results in February 2026. These awards will vest to the extent performance targets are met and will then be held in a nominee account for a further two years, transferring to the award-holder in February 2028 in accordance with the two-year post-vest holding requirement.

Executive Director	Award date	Maximum shares awarded	Market price per share at grant £	Face value of award at grant £000	Number of shares received if minimum performance achieved (20%)
2023/25 cycle
Michael Glover	10 May 2023	33,812	55.01	1,860	6,762
Elie Maalouf[a]	10 May 2023	65,512	55.01	3,604	13,102
Elie Maalouf[a]	8 August 2023	19,770	56.74	1,122	3,954

[a]

Elie Maalouf was granted his original LTIP 2023/25 in May 2023 based on his CEO, Americas base salary. He received a pro-rated top up award following his appointment as Group CEO based on the difference between his old and new salary.

Annual Performance Plan (APP) deferred shares awarded in 2023

One half of the bonus earned in respect of the 2022 APP was deferred into shares, as detailed below:

Executive Director[b]	Award – deferred shares portion	Number of shares granted	Award date	Market price per share at grant £	Face value of award at grant £000	Vesting date
Elie Maalouf	2022 APP[a]	12,542	1 March 2023	55.17	692	27 February 2026
Keith Barr	2022 APP[a]	15,575	1 March 2023	55.17	859	27 February 2026

[a]	Annual bonus shares are deferred shares which are subject to continued employment, but are not subject to further performance conditions.

[b]

Michael Glover was not an Executive Director for the periods to which these awards relate; Paul Edgecliffe-Johnson was not granted a deferred APP award in respect of FY2022 since his departure was known in advance of the award grant date of 1 March 2023.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2023	131

Governance

Directors’ Remuneration Report continued Annual Report on Directors’ Remuneration continued

 AUDITED

Performance measures

The performance measures for the 2022/24 LTIP cycle are as outlined below for the three years ending 31 December 2024. NSSG is a relative measure and is measured to 30 September 2024, rather than 31 December 2024, due to the timing of the publication of competitor data.

Measure and weighting	Threshold target (20% of vesting)	Maximum target (100% vesting)

Relative TSR (30%)	Median	Upper quartile

Relative NSSG with ROCE underpin[a] (40%)	Ranked 4th	Ranked 1st

Absolute cash flow (30%)	1.58bn USD	2.11bn USD

[a]	This measure is subject to the achievement of a Return on Capital Employed (ROCE) underpin of 20%, below which the Committee has the discretion to reduce the outcome for the measure.

The performance measures for the 2023/25 LTIP cycle are as outlined below for the three years ending 31 December 2025. NSSG is a relative measure and is measured to 30 September 2025, rather than 31 December 2025, due to the timing of the publication of competitor data.

Measure and weighting	Threshold target (20% of vesting)	Maximum target (100% vesting)

Relative TSR (20%)	Median	Upper quartile

Relative NSSG (20%)	Ranked 4th	Ranked 1st

Absolute cash flow (20%)	1.667bn USD	2.565bn USD

ESG (20%) – split between four equally weighted measures

Expected energy reduction from introduction of new energy conservation measures[a]	4.5% reduction	10.0% reduction
	(new-build hotels)	(new-build hotels)
	2.8% reduction	6.3% reduction
	(existing estate)	(existing estate)

Adoption of existing ECMs in owned, leased, managed and managed lease hotels	80% of hotels	100% of hotels

Gender representation in senior management (% of females in roles)	37%	40%

Ethnicity representation in senior management (% of colleagues in roles)	24%	27%

Adjusted EPS (20%)	5% absolute CAGR	12% absolute CAGR

[a]

Following a disclosure of this measure in the 2023 DR Policy, a calculation error was identified in the configuration of one aspect of the target for this metric. The Committee has agreed to the correction of this mathematical error, which means the threshold and maximum targets for this metric are as disclosed above. It is important to note that this correction, resulting from a technical modelling error in incentive plan target configuration, does not alter the intended level of stretch inherent in performance required to meet targets as anticipated at the outset, nor does it impact the Company’s wider carbon reduction goals.

Consideration of discretion

Following Keith Barr’s 30 years with IHG, culminating in serving the last six as Group CEO and ensuring a smooth transition to Elie Maalouf after stepping down from the Board, the Committee exercised its discretion to treat Keith as a ‘good leaver’ for the purpose of his unvested share awards. In line with the UK Corporate Governance Code, the Committee has adopted a robust, formal framework that it will use to determine whether to exercise discretion. Some of the key factors the Committee considers are shown below.

Relative importance of spend on pay

The chart below sets out the actual expenditure of the Group in 2023 and 2022, showing the differences between those years. Operating profit from reportable segments is included as this is a significant constituent of the Annual Performance Plan. Further information, including where 2022 figures have been restated, can be found in the Group Financial Statements starting on page 154 and the accompanying notes.

132	IHG | Annual Report and Form 20-F 2023

 AUDITED

Executive Directors’ shareholdings and share interests

The Committee believes that share ownership by Executive Directors and senior executives strengthens the link between the individuals’ personal interests and those of shareholders.

Guideline Executive Director shareholding requirement

Executive Directors are required to hold shares equal to 500% of salary for the Chief Executive Officer and any US-based Executive Directors, and 300% for other Executive Directors. Executive Directors are expected to hold all net shares earned until the previous guideline shareholding requirement is achieved (300% for the CEO and any US-based Executive Directors, and 200% for other Executive Directors) and at least 50% of all subsequent net shares earned until the current guideline shareholding is met. The number of shares held outright includes all Directors’ beneficial interests and those held by their spouses and other connected persons. It also includes the net value of unvested shares that are not subject to any further performance conditions.

Percentages are calculated using the 29 December 2023 share price of 7,090p.

We increased our post-employment shareholding requirement with effect from the approval of our current DR Policy, approved at the 2023 AGM, so that the full guideline minimum shareholding requirement continues for two years post-cessation of employment.

As part of this requirement, since 2019, shares have been granted and all unvested awards held in a nominee account with Executive Directors required to electronically sign an agreement to the terms of the grant, including the post-employment shareholding requirement.

Shares and awards held by Executive Directors

at 31 December 2023: % of salary

Percentages have been calculated using base salary in GBP at 31 December 2023. A combined tax and social security rate of 47% is used for both Michael Glover and Elie Maalouf.

Current Directors’ shareholdings

The APP deferred share awards are not subject to additional performance conditions. Details on the performance conditions to which the unvested LTIP awards are still subject can be found on page 132. There have been no changes in the shareholding interests of any of the Directors since the end of the financial year up to the publication of this report.

Shares and awards held by Executive Directors at 31 December 2023:

	Number of shares held outright, including those subject to post-vest holding		APP deferred share awards		LTIP share awards (unvested)		Total number of shares and awards held

	2023	2022	2023	2022	2023	2022	2023	2022

Michael Glover[a]	13,307	–	3,247	–	47,152	–	63,706	–

Elie Maalouf	99,265	83,340	24,833	21,308	157,908	111,089	282,006	215,737

Keith Barrbd	60,318	93,263	17,270	29,090	102,653	173,441	180,241	295,794

Paul Edgecliffe-Johnsoncd	15,844	66,869	–	21,389	–	107,945	15,844	196,203

[a]	We have not included 2022 comparison figures for Michael Glover as he was not in an Executive Director role at the time.

[b]

Keith Barr stepped down from the Board on 30 June 2023, however, we are disclosing the number of shares held for him as at 31 December 2023. Keith Barr’s 2023 APP deferred share awards number is net of tax and his 2023 LTIP share awards number includes the LTIP 2022/24 award pro-rated to the date he left IHG (31 December 2023).

[c]

Paul Edgecliffe-Johnson stepped down from the Board on 19 March 2023, however, we are disclosing the number of shares held for him as at 31 December 2023. His unvested LTIP and APP awards were forfeited upon leaving IHG.

[d]	Where shares were sold after stepping down from their Executive Director role, the balance of remaining shares were within the post-cessation shareholding requirement.

Other information relating to Directors’ remuneration

Dividends paid to Executive Directors

A final dividend for 2022 of 76.08p per ordinary share (94.5¢ per ADR) was paid on 16 May 2023 to shareholders on the Register of members at the close of business on 31 March 2023.

An interim dividend of 38.7p per ordinary share (48.3¢ per ADR) was paid on 5 October 2023 to shareholders on the Register of members at the close of business on 1 September 2023.

Dividends are payable on vested shares held outright, including those subject to a post-vest holding period, and deferred APP shares.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2023	133

Governance

Directors’ Remuneration Report continued Annual Report on Directors’ Remuneration continued

Relative performance graph

InterContinental Hotels Group PLC is a member of the FTSE 100 share index and the graph below shows the Company’s TSR performance from 31 December 2013 to 31 December 2023, assuming dividends are reinvested, compared with the TSR performance achieved by the FTSE 100.

Chief Executive Officer’s remuneration

The table below shows the Chief Executive Officer’s single figure of total remuneration for the 10 years to 31 December 2023.

Single figure	CEO	2014		2015	2016	2017		2018		2019	2020	2021	2022	2023
Single figure of remuneration (£000)	Elie Maalouf													2,786	[d]

	Keith Barr					2,161		3,143	[a]	3,376	1,484	3,199	4,273	3,456	[e]

	Richard Solomons	6,611	[b]	3,197	3,662	2,207	[c]

Annual incentive received (% of maximum)	Elie Maalouf													81.8

	Keith Barr					69.7		84.1		58.7	0	100.0	95.7	81.8

	Richard Solomons	74.0		75.0	63.9	66.8

Shares received under the LTIP (% of maximum)	Elie Maalouf													57.8

	Keith Barr					46.1		45.4		78.9	30.6	20.0	52.1	57.8

	Richard Solomons	56.1		50.0	49.4	46.1

[a]

For Keith Barr, the 2018 figure includes a one-off cash payment for relocation costs in lieu of benefits received while on international assignment prior to CEO position, which was fully explained in the 2017 report.

[b]	For Richard Solomons, the 2014 figure includes a one-off cash payment in respect of pension entitlements, which was fully explained in the 2014 report.

[c]	In respect of period 1 January to 30 June 2017.

[d]

For Elie Maalouf, the 2023 figure includes a one-off cash payment for relocation costs, fully explained on page 126 of this report. All other elements included in the 2023 figure are in respect of the period 1 July to 31 December 2023 only, except for LTIP which is the full value of Elie’s 2021/23 award granted before he became Group CEO.

[e]	In respect of period 1 January to 30 June 2023 only (except for LTIP which is the full value of the LTIP 2021/23 award).

 AUDITED

Payments to past Directors

Sir Ian Prosser

Sir Ian Prosser, who retired as Director on 31 December 2003, had an ongoing healthcare benefit of £1,710 during the year.

Payments for loss of office

Keith Barr

Keith Barr stepped down from the Board of IHG on 30 June 2023. A statement to this effect was prepared pursuant to Section 430(2B) of the CA 2006 and can be found on the IHG PLC website. He remained an employee of the Company until 31 December 2023 and therefore continued to receive salary and benefits and remain eligible for a 2023 APP award. The Committee exercised its discretion to treat Keith as a ‘good leaver’ for the purpose of his unvested share awards, pro-rated to his date of leaving for the LTIP and they will continue to vest according to the normal vesting schedule for the award. He did not receive a grant in the 2023/25 LTIP cycle. IHG also agreed to settle fees of £13,850 plus VAT in connection with legal advice to Keith on these arrangements. Full details of his arrangements on leaving and the use of discretion are shown on pages 126 and 132.

Pension entitlements

No Executive Director is entitled to any Defined Benefit pension or related benefit from IHG.

134	IHG | Annual Report and Form 20-F 2023

CEO pay ratio

As we have noted in previous DRRs, pay ratios will differ significantly between companies, even within the same industry, depending on demographics and business models. The Group’s UK employee demographic, which primarily consisted of largely professional, management and senior corporate roles, changed in 2019 with the addition of a number of hotel employing entities, comprising the UK leased estate, which includes a large proportion of part-time and flexible-working support and service roles. As per our past disclosures, we show the ratio both including and excluding the UK hotel employing entities.

Population excluding hotel
		Full population			employing entities
Year	Method	25th	Median	75th	25th	Median	75th

Financial year ended 31 December 2023	Option C	212:1	136:1	68:1	82:1	62:1	40:1

Financial year ended 31 December 2022	Option C	193:1	113:1	67:1	71:1	56:1	35:1

Financial year ended 31 December 2021	Option C	163:1	65:1	41:1	59:1	42:1	27:1

Financial year ended 31 December 2020	Option C	89:1	44:1	25:1	35:1	26:1	18:1

Financial year ended 31 December 2019	Option C	180:1	122:1	59:1	71:1	49:1	32:1

Financial year ended 31 December 2018	Option C	–	–	–	72:1	48:1	29:1

The 2018-2022 figures have been restated to reflect the value of the CEO’s LTIP awards on the date of actual vesting rather than the estimated vesting levels used in the respective years’ DRRs.

What drives the difference in pay between our CEO and other employees?

Pay ratios reflect how remuneration arrangements differ as responsibility increases for more senior roles within the organisation, for example:

•

this is the first year the increased LTIP quantum from the 2020 DR Policy vests for the CEO, the increase was deferred by a year so was not granted at the higher level until 2021. Although there was a strong APP outcome for both the CEO and wider corporate population, a greater proportion of performance-related variable pay and share-based incentives apply for the more senior executives, including Executive Directors, who will have a greater degree of influence over performance outcomes;

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

The increase in ratio since 2020, reflects the strong performance of the business and the resulting increases in variable pay outcomes. The comparative CEO figure used for calculating this year’s ratio included some one-off costs associated with Elie Maalouf’s relocation.

The population demographics have also had a larger impact than in previous years as the full population in 2023 includes a greater number of hotel employees than it did in 2022. Overall, on this basis, the Company believes the median pay ratio for the relevant financial year is consistent with the pay, reward and progression for the Company’s UK employees taken as a whole.

Calculation methodology and supporting information

Option C has been selected for the identification of the percentile employees. IHG prefer to use this method as we are able to produce the most accurate total remuneration figure for all UK employees on a basis comparable with the statutory reporting for Executive Directors using the most recently available data at the time of producing the Annual Report. Specifically, this involves:

•

compiling all monthly payroll data for all UK employees from 1 January to 31 December 2023 detailing complete variable and fixed remuneration, including pension and taxable benefits such as company car or allowance and healthcare; and

•

valuing APP for the corporate workforce based on actual 2023 company performance metrics but only target for the personal performance metric, as actual outcomes for this element of the award are not known at the time of writing this report, so that it reflects as much of the same input as for the CEO data as possible at the time of calculation. In practice, personal performance outcomes are subject to manager discretion and can be flexed between 0-200% of target.

As noted on page 126, we had a change of CEO during 2023, so we have used pro-rated salary, benefits, pension and bonus amounts for Keith Barr and Elie Maalouf for the respective periods in which they were CEO for calculating the pay ratio this year. We have used the full value of Keith Barr’s LTIP 2021/23 award, however, as this award was granted at the full level available to the CEO as per the DR Policy at the time, and we believe it is the most accurate figure for this disclosure.

Option C requires three UK employees to be identified as the equivalent of the 25th, 50th and 75th percentile. Having identified these employees, the 2023 remuneration is calculated on the same basis as the CEO single total figure of remuneration.

The pay arrangements for the six employees, three from the full population and three from the population excluding hotel employing entities, were reviewed alongside those for the employees ranked immediately above and below them to confirm that they were representative of pay levels at these quartiles. The 2023 salary and total pay for the individuals identified at the lower, median and upper quartiles are set out below:

		25th		75th
		percentile	Median	percentile
Year		pay ratio	pay ratio	pay ratio

Financial year ended 31 December 2023 – Full population	Salary £	20,362[a]	31,185	58,390

	Total remuneration £	23,933	37,132	74,278

Financial year ended 31 December 2023 – Excluding hotel employing entities	Salary £	47,500	65,225	90,100

	Total remuneration £	61,434	81,843	125,842

[a]	The total salary figure used for the 25th percentile for the full population includes periods of unpaid absence and the base pay for the year excluding this would have been £23,463.23.

In the 2022 Directors’ Remuneration Report, we confirmed that the Real Living Wage would be applied as a minimum for all staff from April 2023 and on reviewing the 25th percentile for this year’s ratio, we can see that the annual salary for the 25th percentile (full population) following April 2023 merit increases is £24,128. This is above the annualised Real Living Wage salary for 2022/23 of £22,672 (£11.60ph vs £10.90ph).

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2023	135

Governance

Directors’ Remuneration Report continued Annual Report on Directors’ Remuneration continued

 AUDITED

Single total figure of remuneration: Non-Executive Directors

	Committee appointments	Date of original appointment	Fees £000		Taxable benefits £000		Total Rounded to the nearest £000

Non-Executive Director			2023	2022	2023	2022	2023	2022

Deanna Oppenheimer		01/06/2022	475	174	33	10	508	184

Graham Allan		01/09/2020	132	116	4	2	136	118

Daniela Barone Soares		01/03/2021	84	81	5	4	89	85

Arthur de Haast		01/01/2020	84	81	6	5	90	86

Ian Dyson		01/09/2013	19	108	5	5	23	113

Duriya Farooqui		07/12/2020	84	81	15	14	99	95

Byron Grote		01/07/2022	107	41	5	1	112	42

Jo Harlow		01/09/2014	111	108	11	5	123	113

Jill McDonald		01/06/2013	16	95	6	6	22	101

Angie Risley		01/09/2023	28	–	6	–	34	–

Sharon Rothstein		01/06/2020	84	81	8	9	92	90

g	See page 96 for Board and Committee membership key and attendance.

Fees: Fees are paid in line with the DR Policy. Jill McDonald and Ian Dyson stepped down from the Board on 28 February 2023, so all fees and taxable benefits for these Directors ceased on this date. Angie Risley joined the Board on 1 September 2023, so all fees and taxable benefits for this Director began on their appointment date.

Benefits: For Non-Executive Directors, benefits include taxable travel and accommodation expenses to attend Board meetings away from the designated home location. Under UK income tax legislation, the non-UK based Non-Executive Directors are not subject to tax on some travel expenses; this is reflected in the taxable benefits for Deanna Oppenheimer, Duriya Farooqui and Sharon Rothstein.

Other: Non-Executive Directors are not eligible for any incentive awards or for any pension contribution/benefit.

Non-Executive Directors’ shareholding and share interests

The Non-Executive Directors who held shares are listed in the table below:

Non-Executive Director	2023[b]	2022

Deanna Oppenheimer[a]	5,000	–

Graham Allan	600	–

Daniela Barone Soares	478	322	[c]

Ian Dyson	1,500	1,500

Arthur de Haast	1,000	1,000

Duriya Farooqui[a]	200	–

Byron Grote[a]	5,300	2,800

Jo Harlow[a]	950	950

Jill McDonald	–	–

Angie Risley	848	–

Sharon Rothstein[a]	2,000	–

[a]	Shares held in the form of American Depositary Receipts (ADRs).

[b]	Shares held as at 31 December 2023 or the date at which they ceased to be a Non-Executive Director.

[c]	The 2022 figure for Daniela Barone Soares has been restated due to additional shares being acquired pursuant to a standing instruction in relation to a Dividend Reinvestment Plan (DRIP).

Where Directors have remained in role, there have been no changes in the shareholding interests of any of the Directors since the end of the financial year up to the publication of this report.

Fees: Non-Executive Directors

The fees for Non-Executive Directors are reviewed and agreed annually in line with the DR Policy; 2023 increases were lower than the budget for the wider UK and US corporate workforce and 2024 increases are in line with the wider workforce budget. The basis for setting fee levels for 2024 will be as follows, each element independently rounded to the nearest £000:

		Annual fee
Role	Increase	2024 £000	2023 £000
Chair of the Board	4%	494	475
Non-Executive Director	4%	87	84
Additional fees
Chair of Audit Committee	4%	29	28
Chair of Remuneration Committee	4%	29	28
Chair of Responsible Business Committee	4%	15	15
Senior Independent Director	4%	38	36

136	IHG | Annual Report and Form 20-F 2023

Annual percentage change in remuneration of Directors compared to employees

The table below shows the percentage change in all Directors’ remuneration compared to that of an average employee between the financial years ended 31 December 2019 to 31 December 2023.

The 2023 remuneration figures for the Directors are taken from the data used to compile the single total figure of remuneration tables shown on pages 128 and 136, excluding any rounding up or down. No employees are directly employed by the Group’s Parent Company, so the average employee data for this year’s report is based on the same UK corporate employee population as that on which the CEO pay ratio is calculated.

Elie Maalouf became Group CEO on 1 July 2023 which involved a relocation to the UK. Elie’s salary in the previous year-on-year changes was calculated in USD with the equivalent single total figure table disclosures reported in GBP. From 1 July 2023, Elie’s salary has been in GBP so, to reduce any impact of the currency conversion, we are now calculating his percentage change in GBP. This is the currency in which his salary, bonus and a large sum of his benefits will be paid going forward, and therefore will provide a more meaningful indication of his year-on-year remuneration changes and align further with the intentions of this disclosure.

All corporate employees share the same corporate performance metrics with the Executive Directors; however, the weightings of these metrics differ for corporate employees below Executive Committee level and measures include an individual performance portion, the results of which are not available at the time of reporting. For average employee data, we assume that target performance is achieved. Non-Executive Directors are not eligible for a bonus.

Taxable benefits for Non-Executive Directors largely comprise travel expenses whereas Executive Director and average employee taxable benefits typically comprise elements of their reward package, such as company car or allowance and healthcare benefits.

	Year-on-year change 2023 vs 2022			Year-on-year change 2022 vs 2021				Year-on-year change 2021 vs 2020			Year-on-year change 2020 vs 2019
	Salary	Bonus	Benefits	Salary	Bonus	Benefits		Salary	Bonus	Benefits	Salary	Bonus	Benefits
Executive Directors
Elie Maalouf	21%	-14.6%	247%	4%	-0.47%	-1%		22%	100%	91%	-15%	-100%	-9%
Michael Glover	–	–	–	–	–	–		–	–	–	–	–	–
Non-Executive Directors
Deanna Oppenheimer	–	N/A	–	–	N/A	–		–	N/A	–	–	N/A	–
Graham Allan	13%	N/A	108%	49%	N/A	684%	[a]	–	N/A	–	–	N/A	–
Daniela Barone Soares	3%	N/A	16%	–	N/A	–		–	N/A	–	–	N/A	–
Arthur de Haast	3%	N/A	28%	4%	N/A	1,706%	[a]	18%	N/A	-1%	–	N/A	–
Duriya Farooqui	3%	N/A	10%	4%	N/A	100%	[a]	–	N/A	–	–	N/A	–
Byron Grote	–	N/A	–	–	N/A	–		–	N/A	–	–	N/A	–
Jo Harlow	3%	N/A	114%	4%	N/A	1,970%	[a]	18%	N/A	100%	-13%	N/A	-94%
Angie Risley	–	N/A	–	–	N/A	–		–	N/A	–	–	N/A	–
Sharon Rothstein	3%	N/A	-10%	4%	N/A	100%	[a]	–	N/A	–	–	N/A	–
Average employee	8%	-9.1%	20%	14%	-6.01%	5%		3%	100%	-11%	-6%	-100%	-9%

[a]	Please see notes below for further details on these percentage change anomalies.

Notes to the annual percentage change in remuneration of Directors compared to employees table

•

No data has been reported for Byron Grote and Deanna Oppenheimer as they both joined the Board during 2022 and therefore only part-year data is available, which does not enable a comparison with 2023. Similarly, Michael Glover and Angie Risley both joined the Board during 2023, so there will be no full-year data comparisons for them in 2023 and 2024.

•

Graham Allan was appointed as Chair of the Responsible Business Committee in addition to his role as Senior Non-Executive Director from 1 March 2023, so his salary percentage change increase incorporates the base fee increase and the addition of his role supplements.

•

As explained above, Elie Maalouf took on the role of Group CEO on 1 July 2023, therefore his salary percentage change increase incorporates his new remuneration package for part of 2023. Elie’s 2023 taxable benefits figure also includes additional relocation costs, including a one-off relocation payment and an ongoing housing allowance which were not applicable in 2022. The 2022 vs 2021 percentage change for Elie has been updated due to the 2022 benefits figure being restated as noted on page 128.

•

In 2023, more in-person Board Meetings were held than in 2022. Graham Allan incurred only £2,016.61 in expenses in 2022 but incurred £4,200.55 in 2023, hence the percentage change increase for 2023 vs 2022 is 108%. Similarly, Daniela Barone Soares, Arthur de Haast and Duriya Farooqui incurred an additional £734.70, £1,310.10 and £1,370.07 on 2022 figures respectively. As expected, the extreme fluctuations shown in percentage change in last year’s disclosure have already begun to reduce and we expect these to even out more going forward as Board meetings return to a more regular structure.

•

The bonus outcome for the average employee has fallen by a lower percentage than that of Executive Directors due to the difference in weightings for measures and additional budget being made available for the individual performance element for employees below Executive Committee level.

•	Any significant percentage changes in the previous year-on-year changes (2022 vs 2021, 2021 vs 2020 and 2020 vs 2019) are explained in the relevant year’s Directors’ Remuneration Report.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2023	137

Governance

Directors’ Remuneration Report continued Annual Report on Directors’ Remuneration continued

Implementation of Directors’ Remuneration Policy in 2024

This section explains how certain elements of the DR Policy will be applied in 2024.

Salary: Executive Directors

Directors’ salaries are agreed annually in line with the DR Policy.

The following salaries will apply from 1 April 2024:

	Increase %	2024	2023
Executive Director		£	£
Elie Maalouf	0	990,000	990,000
Michael Glover	4	644,800	620,000

Elie Maalouf is not eligible for a merit increase in 2024 following his appointment as Group CEO on 1 July 2023. Further details regarding his appointment can be found on 126. The increase for the CFO is shown above and is in line with the budget for the wider corporate workforce. For Executive Director merit increases, we use a range of considerations including wider workforce merit increases, market data and external benchmarking. In addition to FTSE 100 data and other hotel comparators, we use the following US comparator group for CEO salary and overall pay benchmarking: Choice Hotels International Inc.; Hilton Worldwide Holdings Inc.; Hyatt Hotels Corporation; Marriott International Inc.; and Wyndham Hotels & Resorts Inc.

Measures for 2024 APP

The 2024 APP structure is in line with the approved DR Policy and will be based on a 70% weighting for a measure of operating profit from reportable segments and a 30% weighting for other key strategic measures that are reviewed annually and set in line with business priorities. The target award has been reduced from 115% to 100% of salary, and subject to meeting minimum shareholding requirements, up to 70% of the award may be paid in cash and at least 30% in deferred shares.

Operating profit from reportable segments is a focal measure of business performance for our shareholders and is a function of other critical measures, such as RevPAR, profit margin and fee revenues. The Committee has determined that for 2024, it remains important to the Company’s strategic objectives to focus on new room openings and new room signings in the APP. New room openings are critical to driving both short- and long-term profitable growth and are a recognised key performance measure across the industry, whilst new room signings provide the best gauge of future growth as they create the path for openings in future years, which will, in turn, drive profit and revenue growth. The two strategic measures will be evenly weighted, with each worth 15% of the overall APP. The targets are commercially sensitive and will be disclosed in the 2024 Annual Report.

Measure	Definition	Weighting	Performance objective
Operating profit from reportable segments	A measure of IHG’s operating profit from reportable segments for the year	70%	Achievement against target
Room signings	Absolute number of new room signings	15%	Achievement against target
Room openings	Absolute number of new room openings	15%	Achievement against target

Measures and targets for 2024/26 LTIP cycle

For the 2024/26 cycle, we will retain a net system size growth (NSSG) measure reflecting our strategy of accelerating the growth of our brands in high-value markets, this will have a relative performance target against our six largest competitors and the weighting for this measure will remain at 20%. The cash flow measure to deliver consistent and sustained growth remains in place with a weighting of 20%. Total Shareholder Return (TSR) continues to make up another 20% of the 2024/26 cycle measures; the TSR comparator group has been updated for the 2024/26 cycle. The existing comparator group (up to the 2023/25 LTIP cycle) can be found on page 129 of this report and the new TSR comparator group (with effect from the 2024/26 LTIP cycle) can be found within the table below. Alongside the new companies that have been added to the group, the existing member NH Hotels has been replaced with its majority shareholder, Minor International. Adjusted earnings per share (EPS) was introduced as a balancing measure to TSR with effect from the 2023/25 LTIP cycle, and this will remain in place with a 20% weighting as a balance to the more volatile and less controllable TSR measure.

Adjusted EPS targets incorporate assumed share buybacks as part of our ongoing shareholder return programme, so the Committee would not expect to adjust performance outcomes at the end of the performance period for buybacks made during the cycle. Following the introduction of an ESG measure in our 2023/25 LTIP cycle, we have continued to include ESG in the 2024/26 cycle with a weighting of 20% made up of four equally weighted measures based on IHG’s People and Planet goals. Further information, including on the underlying metrics for ESG, can be found on page 140.

The measures for the 2024/26 cycle are as follows:

Measure	Definition	Weighting	Performance objective

Relative total shareholder return (TSR)	IHG’s performance against a comparator group of global hotel companies against which TSR outcomes are measured: Accor S.A.; Choice Hotels International Inc.; Dalata Hotel Group PLC; H World Group Limited; Hilton Worldwide Holdings Inc.; Hyatt Hotels Corporation; Indian Hotels Company Limited; Jin Jiang International Holdings Company Limited; Marriott International Inc.; Melia Hotels International S.A.; Minor International; Scandic Hotels Group AB; Shangri-La Hotel Public Company Limited; Whitbread plc.; and Wyndham Hotels & Resorts Inc.	20%

Threshold: median of comparator group (20% of TSR element vests);

Maximum: upper quartile of comparator group (100% of TSR element vests); and

Vesting will be on a straight-line basis in between the two points above.

138	IHG | Annual Report and Form 20-F 2023

Measure	Definition	Weighting	Performance objective

Relative net system size growth	IHG’s aggregated compound annual growth rate (CAGR) against our six largest competitors with over 500k rooms: Marriott International Inc.; Hilton Worldwide Holdings Inc.; Accor S.A.; Jin Jiang International Holdings Company Limited; Wyndham Hotels & Resorts Inc.; and Choice Hotels International Inc.. Targets will be set based on increased room count that is consistent with the relevant company’s business plan objectives and practice as at the start of the LTIP cycle.	20%

Threshold: fourth ranked competitor excluding IHG (20% of NSSG element vests);

Maximum: first ranked competitor excluding IHG (100% of NSSG element vests); and

Vesting will be on a straight-line basis in between the two points above.

Absolute cash flow	Cumulative annual cash generation over the three-year performance period. Absolute cash flow includes reported cash flow from operations and net cash from investing activities.	20%	Threshold: US 2.395bn (20% of cash flow element vests); Maximum: US 3.421bn (100% of cash flow element vests); and Vesting will be on a straight-line basis in between the two points above.

Environmental, social and governance

1. Adoption of existing energy conservation measures (ECMs)

Adoption of agreed ECMs by existing Americas Essentials and Suites hotels that are the subject of licence renewal or conversion property improve plans – (including franchise – Scope 3).

2. Low/zero carbon hotels

Development of hotels that operate at very low/zero carbon, focused primarily on new-build hotels, to support delivery of our carbon and energy goals.

3. Inclusion

Improvement in ‘Inclusion Index’ scores for US and UK ethnically diverse hotel and corporate colleagues compared to all US and UK hotel and corporate colleagues.

4. Talent interventions

Impact of our Journey to GM, Career Insights and RISE Talent programmes.

		20% (5% each)

1. Threshold vesting will occur if there is aggregate adoption of each of the five ECMs at 80% of hotels and maximum vesting will occur if there is aggregate adoption of each of the five ECMs at 100% of hotels. Vesting will be on a straight-line basis for achievement between threshold and maximum.

2. Threshold vesting will occur if 10 hotels are open or under construction globally and maximum vesting will occur if 15 hotels are open or under construction globally. Vesting will be on a straight-line basis for achievement between threshold and maximum.

3. Threshold vesting will occur if the average of Inclusion Index scores for US and UK ethnically diverse hotel and corporate colleagues is not more than 7% below that of the total population in the final year of the performance period and maximum vesting will occur if the average Inclusion Index scores for US and UK ethnically diverse hotel and corporate colleagues are at least in line with that of the total population in the final year of the performance period. Vesting will be on a straight-line basis between the above two points.

4. Threshold vesting will occur if 30% of talent who took part in the programmes between 2022 and 2024 have been promoted by 31 December 2026 and maximum vesting will occur if 50% of talent who took part in the programmes between 2022 and 2024 have been promoted by 31 December 2026. Vesting will be on a straight-line basis between the above two points.

For each of the above performance objectives, 20% of the element vests at threshold achievement and 100% of the element vests at maximum achievement.

Adjusted earnings per share (EPS)	Absolute compound annual growth rate (CAGR)	20%

Threshold vesting will occur if adjusted EPS CAGR is 5% per annum (20% of adjusted EPS element vests);

Maximum vesting will occur if adjusted EPS CAGR is 12% per annum or more (100% of adjusted EPS element vests); and

Vesting will be on a straight-line basis in between the two points above.

Directors’ Remuneration Report	IHG | Annual Report and Form 20-F 2023	139

Governance

Directors’ Remuneration Report continued Annual Report on Directors’ Remuneration continued

ESG measures

Our ESG measures for the 2024/26 LTIP cycle are again aligned to the Planet and People aspects of our Journey to Tomorrow responsible business plan. The new measures build on the 2023/25 LTIP cycle, with the Planet measures focusing on the ongoing rollout of new Energy Conservation Measures (ECMs) in the existing hotel estate as part of our brand standards and the development of hotels that operate at very low/zero carbon, a programme for which is expected to launch in 2024. Stretching targets have been set for these metrics, with full payout requiring 100% adoption of five ECMs, including in franchise hotels (Scope 3) and 15 new hotels that operate at low/zero carbon open or under construction. These are important areas within management control which support the delivery of our long-term carbon and energy goals.

The 2024/26 People measures build on and complement our representation measures in the 2023/25 cycle. They are focused on strengthening our inclusive culture and talent-driven approach to growth, as part of our commitment to our people. A challenging maximum target has been set to level up the average of ‘inclusion index’ scores, an aspect of our employee engagement survey (carried out by an external party), for ethnically diverse US and UK corporate and hotel colleagues to be at least in line with those of the respective full employee populations. Threshold for this measure has been set after careful consideration of the range of current differences in scores across these respective populations. The second People measure for the 2024/26 cycle supports our hotel growth agenda through existing talent intervention programmes targeted at developing the next generation of hotel managers. This includes the RISE programme, which aims to increase the number of female colleagues in hotel leadership roles across our managed and leased estates. The threshold for this measure is set in line with the average post-programme promotion rate for the three years to the end of 2023. The maximum target requires achievement of a very stretching 50% promotion rate from the 2022, 2023 and 2024 cohorts of the Journey to GM, Career Insights and RISE programmes by the end of the cycle in 2026.

Total Shareholder Return (TSR) comparator group

Our existing TSR comparator group was agreed in 2016 and originally included two additional companies that have since been removed due to a merger and delisting. The exit of these from public capital markets, and thus from the comparator group, resulted in a relatively small remaining comparator group. As a result, the Committee has made the decision to expand the comparator group from 8 to 15 global hotel companies. We believe that this mitigates the potential for the existing comparator group to become smaller due to industry consolidation or other factors.

The Committee applied a robust set of filters to select the additions to the comparator group and believe that the broadening of the comparator group reflects that IHG has an international footprint; competes with a wide range of hotel peers across the world; and that we have a diverse investor base, with some shareholders more focused on European and globally listed businesses, in addition to those with a US-listed business focus.

Angie Risley

Chair of the Remuneration Committee

19 February 2024

140	IHG | Annual Report and Form 20-F 2023

Statement of compliance

Our Statement of compliance summarises how the Group has applied the principles of the 2018 UK Corporate Governance Code (available at frc.org.uk/library/standards-codes-policy/corporate-governance/uk-corporate-governance-code/ under UK Corporate Governance Code) as published in July 2018 (the Code) and comments on compliance with the Code’s provisions.

This should be read in conjunction with the Strategic Report on pages 2 to 88, and Governance, including the Directors’ Remuneration Report, on pages 89 to 140, as a whole.

The Board considers that the Group has complied in all material respects with the Code’s provisions for the year ended 31 December 2023, save as noted below in section 5 P (Remuneration policies and practices) in respect of provision 38.

1.	Board Leadership and Company Purpose

A.	The role of the Board
The Board continues to lead the Group’s strategic direction and long-term objectives. Further responsibilities of the Board are set out on page 100.

The Board met eight times during 2023 and all Directors continue to act in what they consider to be the best interests of the Company, consistent with their statutory duties. Further details of 2023 Board meetings, including information on matters discussed and decisions taken by the Board, are set out on pages 101 to 103; attendance information is on page 96; and skills and experience and biographical information is on pages 92 to 95.

A description of IHG’s business model is set out on pages 10 to 13. An assessment of the principal risks facing the Group is included on pages 42 to 49.

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

B.	The Company’s purpose, values and strategy

Our purpose is to provide True Hospitality for Good. A description of our culture, including an overview of our values and information on how the Board ensures alignment between our purpose, values and strategy and our culture, is included on pages 38 to 41. A summary of the Board’s activities in relation to the Voice of the Employee is included on page 113. Information on the Group’s approach to rewarding its workforce is contained on pages 29 to 30 and 123 and 124.

C.	Resources
The Board delegates oversight of the allocation of day-to-day resources to management (principally through the Executive Committee).

Information on the Group’s key performance indicators, including the measures used to monitor them, is included on pages 60 to 63.

A summary of the procedures for identifying and discussing emerging risks is set out on pages 42 to 49.

D.	Shareholders and stakeholders

The Board engaged actively throughout 2023 with shareholders and other stakeholders. The Chair held a number of meetings with major institutional shareholders to discuss the role of the Board and other general governance issues, following which the Chair ensured that their views were communicated to the Board as a whole. The (then) Chair of the Remuneration Committee also engaged extensively with shareholders during the year. Further details are on page 125.

Information on the Board’s consideration of and engagement with other stakeholders, including employees, suppliers, hotel owners and guests, is included on pages 36 and 37.

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

The size and composition of the Board and its Committees are kept under review by the Nomination Committee to ensure the appropriate combination of Executive and Non-Executive Directors. Details of the composition of the Board and Committees are available on pages 92 to 96.

At least half of the Board, excluding the Chair, are Independent Non-Executive Directors. Provision 10 of the Code considers the independence of Non-Executive Directors and circumstances that might impair their independence, including holding office for over nine years. Jo Harlow reached a nine-year tenure in September 2023, before retiring from the Board on 31 December 2023. In light of Jo’s role as Chair of the Remuneration Committee, the Board considered a slight extension to her nine-year tenure as appropriate to facilitate an orderly transition to Angie Risley, who succeeded Jo as Chair of the Remuneration Committee from 1 January 2024.

The Board carefully considered Jo’s contributions and commitments in light of her extended tenure, and concluded that she remained independent.

H.	Non-Executives
Non-Executive Director terms of appointment outline IHG’s time commitment expectations required to fulfil their role.

The commitments of each Director are included in the Directors’ biographical details on pages 92 to 95. Details of Non-Executive Director appointment terms are set out on page 125.

The Chair annually reviews the time each Non-Executive Director dedicates to IHG as part of the performance evaluation of Directors (see page 106) and is satisfied that their other duties and time commitments do not conflict with those as Directors.

Graham Allan is the Senior Independent Non-Executive Director (SID). The SID provides a sounding board for the Chair and serves as an intermediary for the other Directors and shareholders. Graham also led the annual performance review of the Chair (see page 106).

After each Board meeting, Non-Executive Directors and the Chair meet without Executive Directors being present.

Statement of compliance	IHG | Annual Report and Form 20-F 2023	141

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
Appointments to the Board are led by the Nomination Committee in accordance with its Terms of Reference (available on our website at ihgplc.com/investors under Corporate governance).

The Nomination Committee also supports the Board in succession planning for the Board and senior management. Further details of the role of the Nomination Committee and what it did in 2023 are in the Nomination Committee Report on pages 114 and 115.

The overall process of appointment and removal of Directors is overseen by the Board as a whole.

All of the Directors retire and seek election or re-election at each AGM.

K.	Skills
Details of the skills, experience and biographical information of the Board are set out on pages 92 to 95.

The Chair and Company Secretary ensure that new Directors receive a full induction, and that all Directors continually update their skills and have the requisite knowledge and familiarity with the Group to fulfil their role (see page 104).

The length of service of Non-Executive Directors is reviewed regularly.

L.	Annual evaluation

The Board undertakes either an internal or external annual Board effectiveness evaluation. In 2023, the Board undertook an external evaluation. Details of the process and results of the evaluation are included on pages 104 to 106.

Performance evaluations of Directors, including the Chair, are also carried out on an annual basis. Directors’ biographies are set out on pages 92 to 95, and details of performance evaluations carried out in 2023 are on page 106.

4.	Audit, Risk and Internal Control

M.	Audit functions
The Audit Committee is comprised entirely of Independent Non-Executive Directors (see page 96 for membership details).

Byron Grote, the Audit Committee’s Chair, has recent and relevant financial experience, and the Committee as a whole has competence relevant to the sector in which we operate. Details of the Committee’s role, responsibilities and activities are set out on pages 107 to 111.

The Audit Committee reviewed the effectiveness of the Group’s Internal Audit function and also assessed PricewaterhouseCoopers LLP’s performance during 2023, including its independence, effectiveness and objectivity. Details of these reviews are set out in the Audit Committee Report on pages 107 to 109.

N.	Assessment of the Company’s position and prospects

The Statement of Directors’ Responsibilities (including the Board’s statement confirming that it considers that the Annual Report and Form 20-F, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position, performance, business model and strategy) is set out on page 144.

The status of IHG as a going concern is set out in the Directors’ Report on page 241. An explanation of the Group’s performance, business model, strategy and the risks and uncertainties relating to IHG’s prospects, including the viability of the Group, is set out in the Strategic Report on pages 2 to 88.

O.	Risk management

The Board determines the nature and extent of the principal risks the organisation is willing to take to achieve its strategic objectives. The Board completed an assessment of the principal and emerging risks facing the Group during the year, including those risks that would threaten the Group’s business model, future performance, solvency or liquidity and reputation (see pages 42 to 49 for further details of the principal risks). The Board and Audit Committee monitor the Group’s risk management and internal controls systems and conduct an annual review of their effectiveness. Throughout the year, the Board has directly, and through delegated authority to the Executive Committee and the Audit Committee, overseen and reviewed all material controls, including financial, operational and compliance controls. See pages 42 to 49 and 107 to 109.

5.	Remuneration

P.	Remuneration policies and practices

The Remuneration Committee is responsible for developing policy on executive remuneration and determining remuneration packages of Directors and senior management. The Directors’ Remuneration Report is set out on pages 116 to 140. Details of the Remuneration Committee’s focus areas during 2023 are set out on page 125 and its membership details are on page 96.

Provision 38 of the Code states that pension contribution rates for executive Directors should be aligned with those available to the workforce. As explained in the Annual Report and Form 20-F 2019, this was to be the case for new UK appointments and (then) existing UK Executive Directors from January 2023. US retirement benefit arrangements differ in a number of ways from the UK and include a Deferred Compensation Plan for senior employees.

Given the importance of the CEO, Americas’ role to the business and the market competitiveness concerns over Executive Director pay, the arrangements as they related to Elie Maalouf in his role as CEO, Americas were maintained up to the end of his tenure in that role on 30 June 2023. With effect from 1 July 2023, Elie was promoted to Group CEO and transferred to a UK pension basis. As such, effective from 1 July 2023, the pension arrangements for Executive Directors are now in line with Provision 38 of the Code. Further details can be found on page 123.

Q.	Procedure for developing policy on executive remuneration
Details of how the Directors’ Remuneration Policy (DR Policy) was implemented in 2023 are set out on pages 128 to 137.

During 2023, no individual Director was involved in deciding his or her own remuneration outcome.

R.	Independent judgement and discretion

The Remuneration Committee has formal discretions in place in relation to outcomes under the Deferred Award Plan rules, and these are disclosed as part of the DR Policy. When determining outcomes under incentive plans, the Committee considers whether it is appropriate to adjust outcomes under these discretions, taking account of the Group’s performance, relative performance against competitors and other relevant factors. Information on the Remuneration Committee’s consideration of the use of discretion during 2023 is set out on page 132.

142	IHG | Annual Report and Form 20-F 2023

Group Financial Statements

HOTEL
INDIGO

Group Financial Statements

IHG | Annual Report and Form 20-F 2023 143

144	Statement of Directors’ Responsibilities

151	Independent Auditor’s US Report

154	Group Financial Statements

161	Accounting policies

173	Notes to the Group Financial Statements

Group Financial Statements

Statement of Directors’ Responsibilities

Financial Statements and accounting records

The Directors are required to prepare the Annual Report and Form 20-F and the Financial Statements for the Company and the Group at the end of each financial year in accordance with applicable law and regulations. Under company law, directors must not approve the Financial Statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and the Group and the profit or loss of the Group for that period. The Directors have prepared the Consolidated Financial Statements in accordance with UK-adopted international accounting standards and International Financial Reporting Standards (‘IFRSs’) issued by the International Accounting Standards Board (‘IASB’). The Company Financial Statements have been prepared in accordance with UK accounting standards, comprising Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (‘FRS 101’), and applicable law.

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

The Directors have responsibility for ensuring that the Company and the Group keep adequate accounting records sufficient to show and explain the Company’s and the Group’s transactions, and which disclose with reasonable accuracy the financial position of the Company and the Group to enable them to ensure that the Financial Statements and the Directors’ Remuneration Report comply with the Companies Act 2006.

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

Disclosure of information to Auditor

The Directors who held office as at the date of approval of this report confirm that they have taken steps to make themselves aware of relevant audit information (as defined by Section 418(3) of the Companies Act 2006). None of the Directors are aware of any relevant audit information that has not been disclosed to the Company’s and Group’s Auditor.

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

Any internal control framework has inherent limitations and internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting at 31 December 2023 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

Based on this assessment, management has concluded that as at 31 December 2023 the Group’s internal control over financial reporting was effective.

During the period covered by this document there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

The Group’s internal control over financial reporting at 31 December 2023, together with the Group’s Consolidated Financial Statements, were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their auditor’s report can be found on page 151.

For and on behalf of the Board

Elie Maalouf	Michael Glover
Chief Executive Officer	Chief Financial Officer
19 February 2024	19 February 2024

144	IHG | Annual Report and Form 20-F 2023

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2023	145

Group Financial Statements

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

146	IHG | Annual Report and Form 20-F 2023

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2023	147

Group Financial Statements

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

148	IHG | Annual Report and Form 20-F 2023

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2023	149

Group Financial Statements

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

150	IHG | Annual Report and Form 20-F 2023

Independent Auditor’s US Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Group statements of financial position of InterContinental Hotels Group PLC and its subsidiaries (the “Group”) as of 31 December 2023 and 31 December 2022 and the related Group income statements and Group statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2023, including the accounting policies and the related notes (collectively referred to as the “Group Financial Statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the Group Financial Statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2023 in conformity with (i) International Financial Reporting Standards as issued by the International Accounting Standards Board and (ii) UK-adopted International Accounting Standards. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Group’s management is responsible for these Group Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report on internal control over financial reporting on page 144. Our responsibility is to express opinions on the Group Financial Statements and on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Independent Auditor’s US Report	IHG | Annual Report and Form 20-F 2023	151

Group Financial Statements

Independent Auditor’s US Report continued

Breakage assumption used to estimate IHG One Rewards loyalty programme deferred revenue

As described in the Estimates section of the Accounting policies and in Note 3 to the Group Financial Statements, deferred revenue relating to the IHG One Rewards loyalty programme was $1,529m as of 31 December 2023. The hotel loyalty programme, IHG One Rewards, enables members to earn points during each qualifying stay at an IHG branded hotel and through other partnerships and programmes. Members are able to consume those points at a later date for free or reduced accommodation or other benefits. Points revenue includes hotel assessments, revenue from third-party partners and proceeds from points purchased directly by members. The Group recognises deferred revenue in an amount that reflects the Group’s unsatisfied performance obligations, valued at the stand-alone selling price of the future benefit to the member. The amount of revenue recognised and deferred is impacted by the estimate of breakage (points that will never be consumed). On an annual basis, the Group engages an external actuary who uses statistical formulae to assist in the estimate of breakage. Significant estimation uncertainty exists in projecting members’ future consumption activity. In 2022 and 2021, the breakage estimate was formed using pre Covid-19 behaviour patterns as a base, but giving some weight to activity since 2020 and incorporating the impact of 2022 programme changes. In 2023, the breakage estimate has been formed without any equivalent adjustment, reflecting normalising patterns of redemption behaviour. If future member behaviour deviates significantly from expectations, breakage estimates could increase or decrease.

The principal considerations for our determination that performing procedures relating to the breakage assumption used to estimate IHG One Rewards loyalty programme deferred revenue is a critical audit matter are (i) the significant judgement by management when projecting members’ future consumption of points; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s breakage assumption; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Group Financial Statements. These procedures included testing the effectiveness of controls relating to management’s determination of the breakage assumption. These procedures also included, among others, (i) testing a sample of data used by management’s external actuary in deriving the breakage assumption to underlying records; (ii) assessing the competence and objectivity of management’s actuary and understanding the methods and assumptions adopted by it in determining breakage; (iii) developing an independent expectation of a reasonably possible range for deferred revenue based on independently determined breakage assumptions; (iv) comparing the deferred revenue balance, which no longer includes a Covid-19 adjustment, with our independently calculated range; and (v) assessing the appropriateness of the related disclosures including sensitivity analysis in the Group Financial Statements. Professionals with specialised skill and knowledge were used to assist in the evaluation of the breakage assumption.

Allocation of expenses to the System Fund

As described in the System Fund and other co-brand revenues section of the Accounting policies and in Note 32 to the Group Financial Statements, the Group recorded System Fund expenses of $1,545m for the year ended 31 December 2023. The Group operates a System Fund to collect and administer cash assessments from hotel owners for specified purposes of use including marketing, reservations and the Group’s loyalty programme, IHG One Rewards. Costs are incurred and allocated to the System Fund in accordance with the principles agreed with the IHG Owners Association.

The principal considerations for our determination that performing procedures relating to the allocation of expenses to the System Fund is a critical audit matter are (i) the significant judgement by management when developing the Group’s internal policies in order to apply the principles agreed with the IHG Owners Association to expenses incurred; and (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating the appropriateness of management’s classification of expenses to the System Fund in line with the agreed principles.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Group Financial Statements. These procedures included testing the effectiveness of controls relating to allocation of expenses to the System Fund. These procedures also included, among others, (i) understanding and assessing the internal policies that the Group has put in place in order to apply the principles agreed with the IHG Owners Association to expenses incurred; (ii) inspecting correspondence and minutes of meetings with the IHG Owners Association to identify whether allocations have been challenged or disputed; (iii) validating for a sample of cost centres the basis for any changes in the proportion of costs allocated to the System Fund compared to the prior year; (iv) testing a sample of expenses that had been allocated to the System Fund to assess whether they were accurately calculated, in compliance with the Group’s internal policies and consistent with historical practice; (v) checking whether there were any manual journal entries that transferred expenses to the System Fund to evaluate whether there was an appropriate rationale for any such journals; and (vi) determining whether the resulting classification of the expenses was in line with the principles agreed with the IHG Owners Association.

152	IHG | Annual Report and Form 20-F 2023

Recognition of the UK deferred tax asset

As described in the Taxes section of the Accounting policies and in Note 8 to the Group Financial Statements, a deferred tax asset of $113m was recognised related to the UK tax group as of 31 December 2023. Judgement is used when assessing the extent to which deferred tax assets, particularly in respect of tax losses, should be recognised. Deferred tax assets are only recognised to the extent that it is regarded as probable that there will be sufficient and suitable taxable profits or deferred tax liabilities in the relevant legal entity or tax group against which such assets can be utilised in the future. Tax assumptions are overlaid to profit forecasts to estimate future taxable profits. This process has demonstrated that the UK deferred tax asset should reverse over a seven to ten year period, with the lower end of the range based on the Group’s base case forecast and the upper end of the range based on the Group’s severe downside case forecast. The losses do not expire, although they can only be offset against 50% of annual UK taxable profits. The Group’s TCFD disclosures describe how physical and transitional climate risks present both risks and opportunities for IHG. The potential downside risks have been considered in the context of the UK deferred tax asset recoverability assessment, without taking account of opportunities or mitigating actions.

The principal considerations for our determination that performing procedures relating to recognition of the UK deferred tax asset is a critical audit matter are (i) the significant judgement by management involved in determining the future taxable profits of the UK tax group including the impact of climate risk; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating the reasonableness of management’s forecast of a seven to ten year period to recover this asset; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Group Financial Statements. These procedures included testing the effectiveness of controls relating to the recognition of deferred tax assets and the Group’s forecasting process. These procedures also included, among others, (i) evaluating the appropriateness of the assumptions reflected in the UK forecasts, including assessing the reasonableness of growth predictions compared to historical experience and industry data, benchmarking management’s estimates to third-party sources and considering how climate risk has been incorporated; (ii) assessing the appropriateness of tax overlay adjustments applied to the forecasts by reference to the requirements of tax principles, including the restriction of losses to 50% of annual UK taxable profits; (iii) assessing whether the UK deferred tax asset meets the recognition criteria of IAS 12; (iv) assessing the appropriateness of the forecast recovery period of seven to ten years; and (v) assessing the appropriateness of the related disclosures in the Group Financial Statements. Professionals with specialised skills and knowledge were used to assist in the evaluation of recognition of the UK deferred tax asset.

/s/PricewaterhouseCoopers LLP

London, United Kingdom

19 February 2024

We have served as the Group’s auditor since 2021.

Independent Auditor’s US Report	IHG | Annual Report and Form 20-F 2023	153

 Group Financial Statements

 Group Financial Statements

Group income statement

For the year ended 31 December 2023	Note	2023 $m	2022 Re-presented $m	a	2021 Re-presented $m	a

Revenue from fee business	3	1,672	1,434	1,144

Revenue from owned, leased and managed lease hotels	3	471	394	237

Revenue from insurance activities	3, 21	21	15	9

System Fund and reimbursable revenues	32	2,460	2,049	1,517

Total revenue	2	4,624	3,892	2,907

Cost of sales	(742)	(648)	(486)

System Fund and reimbursable expenses	32	(2,441)	(2,154)	(1,528)

Administrative expenses	(338)	(353)	(292)

Insurance expenses	21	(23)	(11)	(8)

Share of profits/(losses) of associates and joint ventures	6, 15	31	(59)	(8)

Other operating income	21	29	11

Depreciation and amortisation	2	(67)	(68)	(98)

Impairment reversal/(loss) on financial assets	1	(5)	–

Other net impairment reversals/(charges)	6	–	5	(4)

Operating profit	2	1,066	628	494

Operating profit analysed as:
Operating profit before System Fund, reimbursables and exceptional items	1,019	828	534
System Fund and reimbursable result	19	(105)	(11)
Operating exceptional items	6	28	(95)	(29)
1,066	628	494

Financial income	7	39	22	8

Financial expenses	7	(91)	(118)	(147)

Fair value (losses)/gains on contingent purchase consideration	25	(4)	8	6

Profit before tax	1,010	540	361

Tax	8	(260)	(164)	(96)

Profit for the year from continuing operations	750	376	265

Attributable to:

Equity holders of the parent	750	375	266

Non-controlling interest	–	1	(1)

750	376	265

Earnings per ordinary share	10

Basic	443.8¢	207.2¢	145.4¢

Diluted	441.2¢	206.0¢	144.6¢

a	Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’ and to combine System Fund revenues and reimbursables (see New accounting standards and other presentational changes).

Accounting policies and notes on pages 161 to 216 form an integral part of these Group Financial Statements.

154	IHG | Annual Report and Form 20-F 2023

Group statement of comprehensive income

For the year ended 31 December 2023	2023 $m	2022 Re-presented $m	a	2021 $m
Profit for the year	750	376		265
Other comprehensive (loss)/income
Items that may be subsequently reclassified to profit or loss:
(Losses)/gains on cash flow hedges, including related tax of $nil (2022: $2m credit, 2021: $7m charge)	(30)	35		(69)
Gains/(losses) on net investment hedges	15	(6)		–
Costs of hedging	–	3		2
Hedging losses/(gains) reclassified to financial expenses	28	(43)		96
Exchange (losses)/gains on retranslation of foreign operations, including related tax charge of $4m (2022: $5m credit, 2021: $4m charge)	(137)	187		18
	(124)	176		47
Items that will not be reclassified to profit or loss:
(Losses)/gains on equity instruments classified as fair value through other comprehensive income, including related tax charge of $1m (2022: $2m credit, 2021: $1m charge)	(3)	1		14
Re-measurement (losses)/gains on defined benefit plans, including related tax of $nil (2022: $6m charge, 2021: $ nil)	(2)	15		7
Tax related to pension contributions	–	–		1
	(5)	16		22
Total other comprehensive (loss)/ income for the year	(129)	192		69
Total comprehensive income for the year	621	568		334

Attributable to:
Equity holders of the parent	621	568		335
Non-controlling interest	–	–		(1)
	621	568		334

a
In 2023, gains/(losses) on net investment hedges have been presented on a separate line. The 2022 amount was previously presented within ‘Exchange (losses)/gains on retranslation of foreign operations’.

Accounting policies and notes on pages 161 to 216 form an integral part of these Group Financial Statements.

Group Financial Statements	IHG | Annual Report and Form 20-F 2023	155

 Group Financial Statements

Group Financial Statements
continued

Group statement of changes in equity

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedge reserves $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2023	137	10	(37)	(2,856)	26	–	498	607	(1,615)	7	(1,608)
Profit for the year	–	–	–	–	–	–	–	750	750	–	750
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss:
Losses on cash flow hedges	–	–	–	–	–	(30)	–	–	(30)	–	(30)
Gains on net investment hedges	–	–	–	–	–	–	15	–	15	–	15
Hedging losses reclassified to financial expenses	–	–	–	–	–	28	–	–	28	–	28
Exchange losses on retranslation of foreign operations	–	–	–	–	–	–	(137)	–	(137)	–	(137)
	–	–	–	–	–	(2)	(122)	–	(124)	–	(124)
Items that will not be reclassified to profit or loss:
Losses on equity instruments classified as fair value through other comprehensive income	–	–	–	–	(3)	–	–	–	(3)	–	(3)
Re-measurement losses on defined benefit plans	–	–	–	–	–	–	–	(2)	(2)	–	(2)
	–	–	–	–	(3)	–	–	(2)	(5)	–	(5)
Total other comprehensive loss for the year	–	–	–	–	(3)	(2)	(122)	(2)	(129)	–	(129)
Total comprehensive income for the year	–	–	–	–	(3)	(2)	(122)	748	621	–	621
Repurchase of shares, including transaction costs	(3)	3	–	–	–	–	–	(765)	(765)	–	(765)
Purchase of own shares by employee share trusts	–	–	(8)	–	–	–	–	–	(8)	–	(8)
Transfer of treasury shares to employee share trusts	–	–	(21)	–	–	–	–	21	–	–	–
Release of own shares by employee share trusts	–	–	32	–	–	–	–	(32)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	–	51	51	–	51
Tax related to share schemes	–	–	–	–	–	–	–	11	11	–	11
Equity dividends paid	–	–	–	–	–	–	–	(245)	(245)	(3)	(248)
Exchange adjustments	7	1	(1)	(7)	–	–	–	–	–	–	–
At 31 December 2023	141	14	(35)	(2,863)	23	(2)	376	396	(1,950)	4	(1,946)
All items within total comprehensive income are shown net of tax.

Accounting policies and notes on pages 161 to 216 form an integral part of these Group Financial Statements.

156	IHG | Annual Report and Form 20-F 2023

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedge reserves $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2022	154	10	(22)	(2,873)	25	5	316	904	(1,481)	7	(1,474)
Profit for the year	–	–	–	–	–	–	–	375	375	1	376
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Gains on cash flow hedges	–	–	–	–	–	35	–	–	35	–	35
Losses on net investment hedges a	–	–	–	–	–	–	(6)	–	(6)	–	(6)
Costs of hedging	–	–	–	–	–	3	–	–	3	–	3
Hedging gains reclassified to financial expenses	–	–	–	–	–	(43)	–	–	(43)	–	(43)
Exchange gains on retranslation of foreign operations a	–	–	–	–	–	–	188	–	188	(1)	187
	–	–	–	–	–	(5)	182	–	177	(1)	176
Items that will not be reclassified to profit or loss:
Gains on equity instruments classified as fair value through other comprehensive income	–	–	–	–	1	–	–	–	1	–	1
Re-measurement gains on defined benefit plans	–	–	–	–	–	–	–	15	15	–	15
	–	–	–	–	1	–	–	15	16	–	16
Total other comprehensive income for the year	–	–	–	–	1	(5)	182	15	193	(1)	192
Total comprehensive income for the year	–	–	–	–	1	(5)	182	390	568	–	568
Repurchase of shares, including transaction costs	(1)	1	–	–	–	–	–	(513)	(513)	–	(513)
Purchase of own shares by employee share trusts	–	–	(1)	–	–	–	–	–	(1)	–	(1)
Transfer of treasury shares to employee share trusts	–	–	(26)	–	–	–	–	26	–	–	–
Release of own shares by employee share trusts	–	–	12	–	–	–	–	(12)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	–	44	44	–	44
Tax related to share schemes	–	–	–	–	–	–	–	1	1	–	1
Equity dividends paid	–	–	–	–	–	–	–	(233)	(233)	–	(233)
Exchange adjustments	(16)	(1)	–	17	–	–	–	–	–	–	–
At 31 December 2022	137	10	(37)	(2,856)	26	–	498	607	(1,615)	7	(1,608)
All items within total comprehensive income are shown net of tax.

a	‘Losses on net investment hedges’ previously presented within ‘Exchange gains on retranslation of foreign operations’.

Accounting policies and notes on pages 161 to 216 form an integral part of these Group Financial Statements.

Group Financial Statements	IHG | Annual Report and Form 20-F 2023	157

 Group Financial Statements

Group Financial Statements
continued

Group statement of changes in equity
continued

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedge reserves $m	Currency translation reserve $m	Retained earnings $m	IHG share- holders’ equity $m	Non- controlling interest $m	Total equity $m
At 1 January 2021	156	10	(1)	(2,875)	11	(24)	298	568	(1,857)	8	(1,849)
Profit for the year	–	–	–	–	–	–	–	266	266	(1)	265
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Losses on cash flow hedges	–	–	–	–	–	(69)	–	–	(69)	–	(69)
Costs of hedging	–	–	–	–	–	2	–	–	2	–	2
Hedging losses reclassified to financial expenses	–	–	–	–	–	96	–	–	96	–	96
Exchange gains on retranslation of foreign operations	–	–	–	–	–	–	18	–	18	–	18
	–	–	–	–	–	29	18	–	47	–	47
Items that will not be reclassified to profit or loss:
Gains on equity instruments classified as fair value through other comprehensive income	–	–	–	–	14	–	–	–	14	–	14
Re-measurement gains on defined benefit plans	–	–	–	–	–	–	–	7	7	–	7
Tax related to pension contributions	–	–	–	–	–	–	–	1	1	–	1
	–	–	–	–	14	–	–	8	22	–	22
Total other comprehensive income for the year	–	–	–	–	14	29	18	8	69	–	69
Total comprehensive income for the year	–	–	–	–	14	29	18	274	335	(1)	334
Transfer of treasury shares to employee share trusts	–	–	(34)	–	–	–	–	34	–	–	–
Release of own shares by employee share trusts	–	–	13	–	–	–	–	(13)	–	–	–
Equity-settled share-based cost	–	–	–	–	–	–	–	39	39	–	39
Tax related to share schemes	–	–	–	–	–	–	–	2	2	–	2
Exchange adjustments	(2)	–	–	2	–	–	–	–	–	–	–
At 31 December 2021	154	10	(22)	(2,873)	25	5	316	904	(1,481)	7	(1,474)
All items within total comprehensive income are shown net of tax.

Accounting policies and notes on pages 161 to 216 form an integral part of these Group Financial Statements.

158	IHG | Annual Report and Form 20-F 2023

Group statement of financial position

31 December 2023	Note	2023 $m	2022 Re-presented a $m
ASSETS
Goodwill and other intangible assets	12	1,099	1,144
Property, plant and equipment	13	153	157
Right-of-use assets	14	273	280
Investment in associates and joint ventures	15	48	36
Retirement benefit assets	27	3	2
Other financial assets	16	185	156
Derivative financial instruments	24	20	7
Deferred compensation plan investments		250	216
Non-current other receivables	17	13	3
Deferred tax assets	8	134	126
Contract costs	3	82	75
Contract assets	3	424	336
Total non-current assets		2,684	2,538
Inventories		5	4
Trade and other receivables	17	740	646
Current tax receivable		15	16
Other financial assets	16	7	–
Cash and cash equivalents	18	1,322	976
Contract costs	3	5	5
Contract assets	3	35	31
Total current assets		2,129	1,678
Total assets		4,813	4,216
LIABILITIES
Loans and other borrowings	22	(599)	(55)
Lease liabilities	14	(30)	(26)
Derivative financial instruments	24	(25)	–
Trade and other payables	19	(711)	(697)
Deferred revenue	3	(752)	(681)
Provisions	20	(10)	(44)
Insurance liabilities	21	(12)	(9)
Current tax payable		(51)	(32)
Total current liabilities		(2,190)	(1,544)
Loans and other borrowings	22	(2,567)	(2,341)
Lease liabilities	14	(396)	(401)
Derivative financial instruments	24	–	(11)
Retirement benefit obligations	27	(66)	(66)
Deferred compensation plan liabilities		(250)	(216)
Trade and other payables	19	(75)	(81)
Deferred revenue	3	(1,096)	(1,043)
Provisions	20	(26)	(20)
Insurance liabilities	21	(25)	(23)
Deferred tax liabilities	8	(68)	(78)
Total non-current liabilities		(4,569)	(4,280)
Total liabilities		(6,759)	(5,824)
Net liabilities		(1,946)	(1,608)
EQUITY
IHG shareholders’ equity		(1,950)	(1,615)
Non-controlling interest		4	7
Total equity		(1,946)	(1,608)

a	Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’ (see New accounting standards and other presentational changes).
Signed on behalf of the Board,
Michael Glover
19 February 2024

Accounting policies and notes on pages 161 to 216 form an integral part of these Group Financial Statements.

Group Financial Statements	IHG | Annual Report and Form 20-F 2023	159

Group Financial Statements

Group Financial Statements
continued
Group statement of cash flows

For the year ended 31 December 2023	Note	2023 $m	2022 $m	2021 $m
Profit for the year		750	376	265
Adjustments reconciling profit for the year to cash flow from operations	26	469	585	583
Cash flow from operations		1,219	961	848
Interest paid		(119)	(126)	(134)
Interest received		36	22	8
Tax paid	8	(243)	(211)	(86)
Net cash from operating activities		893	646	636

Cash flow from investing activities
Purchase of property, plant and equipment		(28)	(54)	(17)
Purchase of intangible assets		(54)	(45)	(35)
Investment in associates		(3)	(1)	–
Investment in other financial assets		(60)	–	(5)
Deferred purchase consideration paid	25	–	–	(13)
Lease incentives received		–	6	–
Disposal of property, plant and equipment		–	3	–
Disposal of hotel assets, net of costs and cash disposed	11	–	–	44
Repayments of other financial assets		8	13	14
Net cash from investing activities		(137)	(78)	(12)

Cash flow from financing activities
Repurchase of shares, including transaction costs	29	(790)	(482)	–
Purchase of own shares by employee share trusts		(8)	(1)	–
Dividends paid to shareholders	9	(245)	(233)	–
Dividend paid to non-controlling interest		(3)	–	–
Repayment of commercial paper		–	–	(828)
Issue of long-term bonds, including effect of currency swaps	23	657	–	–
Repayment of long-term bonds	23	–	(209)	–
Principal element of lease payments	23	(28)	(36)	(32)
Net cash from financing activities		(417)	(961)	(860)

Net movement in cash and cash equivalents in the year		339	(393)	(236)
Cash and cash equivalents at beginning of the year	18	921	1,391	1,624
Exchange rate effects		18	(77)	3
Cash and cash equivalents at end of the year	18	1,278	921	1,391

Accounting policies and notes on pages 161 to 216 form an integral part of these Group Financial Statements.

160	IHG | Annual Report and Form 20-F 2023

Accounting policies

General information
The Consolidated Financial Statements of InterContinental Hotels Group PLC (the ‘Group’ or ‘IHG’) for the year ended 31 December 2023 were authorised for issue in accordance with a resolution of the Directors on 19 February 2024. InterContinental Hotels Group PLC (the ‘Company’) is incorporated and registered in England and Wales.
Basis of preparation
The Consolidated Financial Statements of IHG have been prepared on a going concern basis (see below) and under the historical cost convention, except for assets and liabilities measured at fair value under relevant accounting standards. The Consolidated Financial Statements have been prepared in accordance with
UK-adopted
international accounting standards and with applicable law and regulations, including the Companies Act 2006, and with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’).
UK-adopted
international accounting standards differ in certain respects from IFRSs as issued by the IASB. However, the differences have no impact on the Consolidated Financial Statements for the years presented.
Going concern
A period of 18 months has been used, from 1 January 2024 to
30 June 2025, to complete the going concern assessment.
In adopting the going concern basis for preparing the Group financial statements, the Directors have considered a ‘Base Case’ scenario, as prepared by management, which assumes continued growth in RevPAR in 2024 and 2025 in line with market expectations. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes, for impairment testing (impairment tests adjusted for factors specific to individual properties or portfolios) and for assessing recoverability of deferred tax assets.
The Directors have also reviewed a ‘Severe Downside Case’ which is based on a severe but plausible scenario equivalent to the market conditions experienced through the 2008/09 global financial crisis. This assumes that the performance during 2024 starts to worsen and then RevPAR decreases significantly by 17% in 2025.
A large number of the Group’s principal risks would result in an impact on RevPAR, which is one of the sensitivities assessed against the headroom available in the Base Case and Severe Downside Case scenarios. Climate risks are not considered to have a significant impact over the
18-month
period of assessment. Other principal risks that could result in a large one-off
incident that has a material impact on cash flow have also been considered, for example a cybersecurity event.
A
one-year
extension to the Group’s revolving credit facility of $1,350m was exercised in 2023 and the facility now matures in 2028. The Group’s key covenant requires net debt:EBITDA below 4.0x. See note 24 for additional information. In November 2023 the Group issued a six-year
€
600m bond. The only debt maturity in the period under consideration is the
€
500m October 2024 bond which is assumed to be repaid with cash on maturity.
Under the Base Case and Severe Downside Case, bank covenants are not breached and there is significant headroom to the covenants to absorb multiple additional risks and uncertainties. Additional funding is not required in the period under consideration. The Directors also reviewed a number of actions that could be taken if required to reduce discretionary spend, creating substantial additional headroom to the covenants.
The Directors reviewed a reverse stress test scenario to determine what decrease in RevPAR would create a breach of the covenants. The Directors concluded that it was very unlikely that a single risk or combination of the risks considered could create the sustained RevPAR impact required, except for a significant global event.
The leverage and interest cover covenant tests up to 30 June 2025 (the last day of the assessment period) have been considered as part of the Base Case and Severe Downside Case scenarios. Neither of these scenarios indicate that a covenant amendment would be required but, in the event that it was, the Directors believe it is reasonable to expect that such an amendment could be obtained based on experience of negotiating the waivers and amendments in 2020, however the going concern conclusion is not dependent on this expectation. The Group also has alternative options to manage this risk including raising additional funding in the capital markets.
Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2025. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.
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

Accounting policies	IHG | Annual Report and Form 20-F 2023	161

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
Judgements
System Fund
The Group operates a System Fund (the ‘Fund’) to collect and administer cash assessments from hotel owners for specified purposes of use including marketing, reservations and the Group’s loyalty programme, IHG One Rewards. Assessments are generally levied as a percentage of hotel revenues.
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
Loyalty

programme
The loyalty programme, IHG One Rewards, enables members to earn points during each qualifying stay at an IHG branded hotel and through other partnerships and programmes. Members are able to consume those points at a later date for free or reduced accommodation or other benefits. Points revenue includes hotel assessments, revenue from third-party partners and proceeds from points purchased directly by members.
The Group recognises deferred revenue in an amount that reflects IHG’s unsatisfied performance obligations, valued at the stand-alone selling price of the future benefit to the member. The amount of revenue recognised and deferred is impacted by ‘breakage’ (points that will never be consumed). On an annual basis the Group engages an external actuary who uses statistical formulae to assist in the estimate of breakage.
Significant estimation uncertainty exists in projecting members’ future consumption activity. In 2022 and 2021, the breakage estimate was formed using pre
-
C
ovid-19
behaviour patterns as a base, but giving some weight to activity since 2020 and incorporating the impact of 2022 programme changes. In 2023, the breakage estimate has been formed without any equivalent adjustment, reflecting normalising patterns of redemption behaviour. If future member behaviour deviates significantly from expectations, breakage estimates could increase or decrease. At 31 December 2023, deferred revenue relating to the loyalty programme was $1,529m (2022: $1,411m, 2021: $1,292m). Based on the conditions existing at the balance sheet date, a one percentage point decrease/increase in the breakage estimate relating to earned points would increase/ reduce this liability by $75m.
Actuarial gains and losses would correspondingly adjust the amount of System Fund and reimbursable revenues recognised and deferred revenue in the Group statement of financial position.
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

162	IHG | Annual Report and Form 20-F 2023

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
In limited cases, loans can be provided to an owner, in such cases the initial credit risk will be low. The difference, if any, between the face and market value of the loan on inception is recognised as a contract asset.
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

Accounting policies	IHG | Annual Report and Form 20-F 2023	163

Group Financial Statements

Accounting policies
continued

System Fund and reimbursable revenues
System Fund and other
co-brand
revenues
The Group operates the Fund to collect and administer cash assessments from hotel owners for specified purposes of use including marketing, reservations and the Group’s loyalty programme, IHG One Rewards. The Fund also benefits from proceeds from the sale of loyalty points under third-party co-branding
arrangements. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of the IHG System with the objective of driving revenues for the hotels in the System.
The growth in the IHG One Rewards programme means that, although assessments are received from hotels up front when a member earns points, more revenue is deferred each year than is recognised in the Fund. This can lead to accounting losses in the Fund each year as the deferred revenue balance grows.
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
In respect of IHG One Rewards, the performance obligations are to arrange for the provision of future benefits to members on consumption of previously earned reward points and Milestone Rewards. Points are exchanged for reward nights at an IHG hotel or other goods or services provided by third parties. Milestone Rewards comprise points or other benefits such as upgrades and food and beverage vouchers.
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
Revenue from a) and b) are reported within System Fund and reimbursable revenues and revenue from c) is reported within fee business revenue.
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
Reimbursable revenues
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
Central functions include technology, sales and marketing, finance, human resources, corporate services and insurance results. Central revenue arises principally from technology fee income.
No operating segments are aggregated to form these reportable segments.
Management monitors the operating results of these reportable segments for the purpose of making decisions about resource allocation and performance assessment. Each of the geographical regions is led by its own Chief Executive Officer or Managing Director who reports to the Group Chief Executive Officer.
The System Fund is not managed to generate a profit or loss for IHG over the longer term and cost reimbursements do not impact in-year
profit or loss. System Fund and reimbursable revenues and results are therefore not regularly reviewed by the Chief Operating Decision Maker (‘CODM’) and do not constitute an operating segment under IFRS 8 ‘Operating Segments’.
Segmental performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group Financial Statements, excluding System Fund, reimbursables and exceptional items. Group financing activities, fair value gains or losses on contingent purchase consideration and income taxes are managed on a Group basis and are not allocated to reportable segments.

164	IHG | Annual Report and Form 20-F 2023

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
Financial income and expenses
Financial income and expenses include income and charges on the Group’s financial assets and liabilities and related hedging instruments, and foreign exchange gains and losses primarily related to the Group’s internal funding structure.
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
Exceptional items
The Group discloses certain financial information both including and excluding exceptional items. The presentation of information excluding exceptional items allows a better understanding of the underlying trading performance and trends of the Group and its reportable segments. It also provides consistency with the Group’s internal management reporting.
In determining whether an event or transaction is exceptional, quantitative and qualitative factors are considered. Exceptional items are identified by virtue of their size, nature or incidence, with consideration given to consistency of treatment with prior years and between gains and losses.
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
The measurement of deferred tax assets and liabilities arising on acquisition is as described in the general principles detailed within the ‘Taxes’ accounting policy note on page 170 with the exception that no deferred tax is provided on taxable temporary differences in connection with the initial recognition of goodwill.
The cost of an acquisition is measured as the aggregate of the fair value of the consideration transferred. Contingent purchase consideration is measured at fair value on the date of acquisition and is re-measured
at fair value at each reporting date with changes in fair value recognised on the face of the Group income statement below operating profit. Deferred purchase consideration is subsequently measured at amortised cost and the effect of unwinding the discount is recorded in financial expenses.
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
Transaction costs are expensed and are not included in the cost of acquisition.

Accounting policies	IHG | Annual Report and Form 20-F 2023	165

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
Following initial recognition, the asset is carried at cost less any accumulated amortisation and impairment losses. Costs are generally amortised over estimated useful lives of three
to five years on a straight-line basis with the exception of the Guest Reservation System which is amortised over seven
to 10 years (see page 188).
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
After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for lease payments made. The carrying amount of lease liabilities is re-measured
if there is a modification, a change in the lease term or a change in lease payments as a result of a rent review or change in the relevant index or rate.
Variable lease payments are payable under certain of the Group’s hotel leases and arise where the Group is committed to making lease payments that are contingent on the performance of these hotels. Such lease payments that do not depend on an index or a rate are recognised as an expense in the period over which the event or condition that triggers the payment occurs.

166	IHG | Annual Report and Form 20-F 2023

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
pre-tax
nominal discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Accounting policies	IHG | Annual Report and Form 20-F 2023	167

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
Financial assets which are held to collect contractual cash flows and give rise to cash flows that are solely payments of principal and interest are subsequently measured at amortised cost. Interest on these assets is calculated using the effective interest rate method and is recognised in the Group income statement as financial income. The Group recognises a provision for expected credit losses for financial assets held at amortised cost. With the exception of trade receivables, where there has not been a significant increase in credit risk since initial recognition, provision is made for defaults that are possible within the next 12 months. Where there has been a significant increase in credit risk since initial recognition, for example trade deposits and loans where the borrower is in financial difficulty or has not met repayments as they fall due, provision is made for credit losses expected over the remaining life of the asset.
The Group has elected to irrevocably designate equity investments as FVOCI as they mainly comprise strategic investments in entities that own hotels which the Group manages. Changes in their value are recognised within gains or losses on equity instruments classified as FVOCI in the Group statement of comprehensive income and are never recycled to the Group income statement. On disposal, any related balance within the fair value reserve is reclassified to retained earnings. Dividends from equity investments classified as FVOCI are recognised in the Group income statement as other operating income when the dividend has been declared, when receipt of the funds is probable and when the dividend is not a return of invested capital. Equity instruments classified as FVOCI are not subject to an impairment assessment.
Financial assets not meeting the above criteria are measured at FVTPL. These include money market funds, investments which do not meet the definition of equity and other financial assets, including those which do not have a fixed date of repayment.
Trade receivables
A trade receivable is recorded when the Group has an unconditional right to receive payment. In respect of franchise fees, base and incentive management fees, Central revenue and revenues from owned, leased and managed lease hotels, the invoice is typically issued as the related performance obligations are satisfied, as described on page 163. Trade receivables typically do not bear interest and are generally on payment terms of up to 30 days.
Trade receivables are initially recognised at fair value and subsequently measured at amortised cost. A provision for impairment is made for lifetime expected credit losses. The Group has established a provision matrix that is based on its historical credit loss experience by region and number of days past due. Where the historical experience is not relevant to defined owner groups, for example those in financial distress, lifetime expected credit losses are calculated by reference to other sources of data.
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
Cash balances are classified as other financial assets when the Group is not able to freely access the funds because they are subject to a specific charge or other restrictions.
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

168	IHG | Annual Report and Form 20-F 2023

Derivative financial instruments and hedging
Derivatives are initially recognised and subsequently measured at fair value. The subsequent accounting treatment depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
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
Changes in the fair value are recorded in other comprehensive income and the currency translation reserve to the extent that the hedges are effective. The cumulative gains and losses remain in equity until the relevant foreign operation is disposed, at which point they are reclassified to the Group income statement as part of the gain or loss on disposal.
Financial guarantee contracts
In limited cases, the Group may guarantee part of mortgage loans made to facilitate third-party ownership of hotels under IHG management or franchise arrangements. The Group has elected to apply the requirements of IFRS 9 ‘Financial Instruments’ to these arrangements. Financial guarantee contracts are initially recognised at fair value and subsequently measured at the higher of the amount calculated under the Group’s expected credit loss model and any amount initially recognised less cumulative amounts recognised in accordance with the Group’s revenue recognition policy. The carrying value of financial guarantee liabilities is immaterial for all periods presented.
Fair value measurement
The Group measures each of the following at fair value on a recurring basis:

•	Financial assets and liabilities measured at FVTPL;

•	Financial assets measured at FVOCI; and

•	Derivative financial instruments.
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

Accounting policies	IHG | Annual Report and Form 20-F 2023	169

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
The Group has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
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
Judgement is used when assessing the extent to which deferred tax assets, particularly in respect of tax losses, should be recognised. Deferred tax assets are only recognised to the extent that it is regarded as probable that there will be sufficient and suitable taxable profits or deferred tax liabilities in the relevant legal entity or tax group against which such assets can be utilised in the future. For this purpose, forecasts of future profits are considered by assessing estimated future cash flows, consistent with those disclosed on page 161 within ‘Going concern’. Tax assumptions are overlaid to these profit forecasts to estimate the future taxable profits.
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
condition, which are treated as vesting irrespective of whether or not the market or non-vesting
condition is satisfied, provided that all other performance and/or service conditions are satisfied.

170	IHG | Annual Report and Form 20-F 2023

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
Self insurance reserves
The Group holds insurance policies with third-party insurers against certain risks relating to its corporate operations and owned and leased properties. Certain risks are reinsured through the Group’s captive insurance company (the ‘Captive’), SCH Insurance Company. This reduces the cost of insurance to the Group.
For both the Group’s self insurance provisions and its external insurance obligations, in addition to the Captive obtaining regulatory approval, each line of insurance is subject to review and approval by the Insurance Executive
Sub-Committee.
The level of retained risk and expected loss is reviewed annually to balance the level of risk against external risk transfer costs.
Insurance reserves are held principally in the Captive. They are established using independent actuarial assessments, which reflect current expectations of the future economic outlook, or are based on past claims experience provided by third parties.
Amounts utilised are principally paid to third-party insurers or dedicated claims handlers for subsequent settlement with the claimant. In order to protect the third-party insurer against the solvency risk of the Captive, the Group has outstanding letters of credit (see note 30).
Insurance
The Group has applied IFRS 17 for the first time in 2023. IFRS 17 introduces a new measurement and disclosure model for insurance contract arrangements. The Group has applied these changes retrospectively.
The Group’s insurance reserves relating to managed hotels (previously included within provisions) are now included in the Group statement of financial position as insurance liabilities. Insurance liabilities include both claims which are incurred but not reported (‘IBNR’) and those reported but not yet settled. Reserves are established using IFRS 17’s premium allocation approach, as all policies have a duration of 12 months or less, and incorporate independent actuarial assessments which reflect current expectations of the future economic outlook and past claims experience.
The Group assesses other arrangements with guarantees and similar features to determine whether an insurance contract exists. No material contracts have been identified to date.
Insurance revenue and insurance expenses are presented separately within the Group income statement. Insurance revenue comprises reinsurance premiums which are recognised over the period of coverage; insurance expenses comprise the cost of claims and associated expenses. The effect of discounting is immaterial.
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
Currency translation reserve
The currency translation reserve comprises the movement in exchange differences arising from the translation of foreign operations and exchange differences on foreign currency borrowings and derivative financial instruments that provide an effective hedge against net investments in foreign operations. On adoption of IFRS, cumulative exchange differences were deemed to be $nil.
Non-controlling
interest
A
non-controlling
interest is equity in a subsidiary of the Group not attributable, directly or indirectly, to the Group.

Accounting policies	IHG | Annual Report and Form 20-F 2023	171

Group Financial Statements

Accounting policies
continued

Climate change
There are no climate-related estimates and assumptions that have a material impact on asset values in the Group Financial Statements. In particular, the following have been considered:

•	In the case of goodwill and brands, the carrying value is recovered in less than 5 years under the Base Case forecasts and is not susceptible to medium-term risks.

•
In the case of the InterContinental Boston, for which the lease expires in 2105, the last impairment test performed indicates headroom above recoverable value of approximately 25% of the asset value before the asset would be impaired.

•
In the case of other hotel assets (within property, plant and equipment, right-of-use
assets, associates or other financial assets) the remaining economic lives, whether they are sensitive to the impact of transitional risks or are susceptible to physical risks.

•	In the case of contract assets, the term of the management agreement and the significant headroom of fee income over the asset carrying value.

•	The period of coverage of performance guarantees and owner loan guarantees, together with caps on the Group’s exposure.

•	In the case of the recoverability of the UK deferred tax asset, the impact of the potential downside risk on the Group’s forecasts (see disclosure on page 18 5 ).
Additionally, increasing operating costs over a medium term, for example energy, are not expected to have a material impact on any of the Group’s assets.
While there is currently no material medium-term impact expected from climate change, the risks attached to climate change continue to evolve and these will continue to be assessed against the Group’s judgements and estimates.
New accounting standards and other presentational changes
Adoption of new accounting standards
IFRS 17 ‘Insurance Contracts’
IFRS 17, which replaces IFRS 4, introduces a new measurement and disclosure model for insurance contracts issued. IFRS 17 applies to all types of insurance contracts, regardless of the type of entities that issue them.
The Group has adopted IFRS 17 using the full retrospective method of adoption with the date of initial application being 1 January 2023. On adoption of IFRS 17, the Group elected to apply the requirements of IFRS 9 ‘Financial Instruments’ to financial guarantee contracts which were previously accounted for by applying IFRS 4. The carrying value of financial guarantee liabilities is immaterial for all periods presented.
The Group’s contracts within the scope of IFRS 17 for the periods presented include IHG’s global insurance programme which provides coverage to managed hotels for certain risks. Premiums are payable by the hotels to third-party insurance providers. Some of the risk is reinsured by the Captive, in exchange for premiums paid from the third-party insurance provider to the Captive.
The adoption of IFRS 17 had no impact on operating profit, profit before or after tax, net liabilities or cash flows for any period presented. As a result, the Group has not included a third statement of financial position at 31 December 2021 within the Consolidated Financial Statements.
The comparative information in these Consolidated Financial Statements has been re-presented
for the adoption of IFRS 17, as summarised below.

•
The Group’s insurance reserves relating to managed hotels (previously included within provisions) are now included in the Group statement of financial position as insurance liabilities. As at 31 December 2022, current insurance liabilities of $9m and non-current
insurance liabilities of $23m have been reclassified.

•
Insurance revenue (previously presented within revenue from fee business) and insurance expenses (previously presented within administrative expenses) are now presented separately within the Group income statement. For the year ended 31 December 2022, these amounts totalled $15m and $11m (2021: $9m and $8m) respectively.

Amendments to IAS 12 ‘Income Taxes’ in relation to International Tax Reform – Pillar Two Model Rules
The amendments to IAS 12 have been introduced in response to the Organisation for Economic
Co-operation
and Development’s (‘OECD’) base erosion and profit shifting (‘BEPS’) Pillar Two rules and include:

•	a mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and

•
disclosure requirements to help users of the financial statements better understand the Group’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The Group has adopted the amendments to IAS 12 from 1 January 2023 with there being no impact to the Group’s reported financial performance or position. The incremental disclosure required by the amendment is provided in note 8.
Other standards adopted
The Group has applied the following amendments:

•	IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies;

•	IAS 8 – Definition of Accounting Estimates; and

•	IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction.
None of these amendments have had a material impact on the Group’s reported financial performance or position.
New standards issued but not yet effective
From 1 January 2024, the Group will apply the amendments to:

•	IAS 1 – Classification of Liabilities as Current or Non-current;

•	IAS 1 – Non-current Liabilities with Covenants;

•	IFRS 16 – Lease Liability in a Sale and Leaseback; and

•	IAS 7 and IFRS 7 – Supplier Finance Arrangements.
From 1 January 2025, the Group will apply the amendments to:

•	IAS 21 – Lack of Exchangeability
There is no anticipated material impact from these amendments on the Group’s reported financial performance or position.
Other presentational changes
Revenues and expenses from the System Fund are presented together with reimbursable revenue and expenses in the Group income statement for clarity of presentation, consistency with industry practice and to reflect the fact that neither of these are reported to the CODM and do not generate a profit or loss for the Group over the longer term. Analysis of these items continues to be provided in note 3 and note 32.

172	IHG | Annual Report and Form 20-F 2023

Notes to the Group Financial Statements

1. Exchange rates

	2023		2022		2021
$1 equivalent	Average	Closing	Average	Closing	Average	Closing

Sterling	£0.80	£0.78	£0.81	£0.83	£0.73	£0.74

Euro	€0.92	€0.90	€ 0.95	€ 0.94	€ 0.85	€ 0.88
2. Segmental information
Revenue

Year ended 31 December	2023 $m	2022 Re-presented a $m	2021 Re-presented a $m

Americas	1,105	1,005	774

EMEAA	677	552	303

Greater China	161	87	116

Central	221	199	197

Revenue from reportable segments	2,164	1,843	1,390

System Fund and reimbursable revenues	2,460	2,049	1,517

Total revenue	4,624	3,892	2,907

a	Re-presented to combine System Fund and reimbursable revenues (see New accounting standards and other presentational changes).
Profit

Year ended 31 December	2023 $m	2022 $m	2021 $m

Americas	815	761	559

EMEAA	215	152	5

Greater China	96	23	58

Central	(107)	(108)	(88)

Operating profit from reportable segments	1,019	828	534

System Fund and reimbursable result	19	(105)	(11)

Operating exceptional items (note 6)	28	(95)	(29)

Operating profit	1,066	628	494

Net financial expenses	(52)	(96)	(139)

Fair value (losses)/gains on contingent purchase consideration	(4)	8	6

Profit before tax	1,010	540	361

Tax	(260)	(164)	(96)

Profit for the year	750	376	265
In 2022, operating profit from reportable segments included $6m relating to business insurance claims principally in the Americas region and $16m government support income relating to the EMEAA region. The net impact of government support income on operating profit from reportable segments was $6m after deducting additional variable rent of $10m which became payable as a direct result of the support received.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	173

Group Financial Statements

Notes to the Group Financial Statements
continued

2. Segmental information
continued
Non-cash
items included within operating profit from reportable segments

Year ended 31 December 2023	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m

Depreciation and amortisation a	24	12	4	27	67

Contract assets deduction in revenue	21	15	1	–	37

Equity-settled share-based payments cost	9	4	2	16	31

Share of profit of associates and joint ventures (excluding exceptional items)	(5)	(8)	–	–	(13)

Year ended 31 December 2022	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m

Depreciation and amortisation a	23	13	4	28	68

Contract assets deduction in revenue	18	13	1	–	32

Equity-settled share-based payments cost	8	4	2	14	28

Share of profit of associates (excluding exceptional items)	(1)	–	–	–	(1)

Year ended 31 December 2021	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m

Depreciation and amortisation a	30	18	6	44	98

Contract assets deduction in revenue	17	17	1	–	35

Equity-settled share-based payments cost	8	4	3	11	26

Share of losses of associates	7	1	–	–	8

a
Includes $17m (2022: $15m, 2021: $20m) relating to cost of sales in owned, leased and managed lease hotels and $50m (2022: $53m, 2021: $78m) relating to other assets. A further $83m (2022: $86m, 2021: $94m) was recorded within System Fund and reimbursable expenses.

Capital expenditure

Year ended 31 December 2023	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m

Capital expenditure per management reporting	128	35	3	87	253

Contract acquisition costs	(74)	(31)	(3)	–	(108)

Timing differences and other adjustments	1	(2)	–	(7)	(8)

Additions per the Group Financial Statements	55	2	–	80	137

Comprising additions to:

Goodwill and other intangible assets	–	–	–	53	53

Property, plant and equipment	4	2	–	15	21

Investment in associates	3	–	–	–	3

Other financial assets	48	–	–	12	60

	55	2	–	80	137

Year ended 31 December 2022	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m

Capital expenditure per management reporting	71	21	2	67	161

Contract acquisition costs	(47)	(16)	(1)	–	(64)

Lease incentives received	–	–	–	6	6

Timing differences and other adjustments	–	–	(1)	2	1

Additions per the Group Financial Statements	24	5	–	75	104

Comprising additions to:

Goodwill and other intangible assets	–	–	–	46	46

Property, plant and equipment	23	5	–	29	57

Investment in associates	1	–	–	–	1

	24	5	–	75	104

174	IHG | Annual Report and Form 20-F 2023

2. Segmental information
continued
Geographical information

Year ended 31 December	2023 $m	2022 $m	2021 $m

Revenue

United Kingdom	263	243	142

United States	1,777	1,659	1,263

Rest of World	1,020	773	574

	3,060	2,675	1,979

System Fund revenues (note 32)	1,564	1,217	928

	4,624	3,892	2,907
For the purposes of the above table, fee business, owned, leased and managed lease and reimbursable revenues are determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue. System Fund revenues are not included in the geographical analysis as the Group does not monitor the Fund’s revenue by location of the hotel or, in the case of the loyalty programme, according to the location where members consume their rewards.

31 December	2023 $m	2022 $m

Non-current assets

United Kingdom	100	102

United States	1,332	1,308

Rest of World	660	621

	2,092	2,031
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
non-current
assets, as defined above.
3. Revenue
Disaggregation of revenue

Year ended 31 December 2023	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m

Franchise and base management fees	936	253	115	–	1,304

Incentive management fees	21	101	46	–	168

Central revenue	–	–	–	200	200

Revenue from fee business	957	354	161	200	1,672

Revenue from owned, leased and managed lease hotels	148	323	–	–	471

Revenue from insurance activities	–	–	–	21	21

	1,105	677	161	221	2,164

System Fund revenues (note 32)					1,564

Reimbursable revenues (note 32)					896

Total revenue					4,624

Year ended 31 December 2022	Americas $m	EMEAA $m	Greater China $m	Central Re-presented $m	a	Group Re-presented $m	a

Franchise and base management fees	861	215	71	–		1,147

Incentive management fees	18	69	16	–		103

Central revenue	–	–	–	184		184

Revenue from fee business	879	284	87	184		1,434

Revenue from owned, leased and managed lease hotels	126	268	–	–		394

Revenue from insurance activities	–	–	–	15		15

	1,005	552	87	199		1,843

System Fund revenues (note 32 )						1,217

Reimbursable revenues (note 32)						832

Total revenue						3,892

a	Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’ (see New accounting standards and other presentational changes).

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	175

Group Financial Statements

Notes to the Group Financial Statements
continued

3. Revenue
continued

Year ended 31 December 2021	Americas $m	EMEAA $m	Greater China $m	Central Re-presented $m	a	Group Re-presented a $m

Franchise and base management fees	683	120	91	–		894

Incentive management fees	8	29	25	–		62

Central revenue	–	–	–	188		188

Revenue from fee business	691	149	116	188		1,144

Revenue from owned, leased and managed lease hotels	83	154	–	–		237

Revenue from insurance activities	–	–	–	9		9

	774	303	116	197		1,390

System Fund revenues (note 32)						928

Reimbursable revenues (note 32)						589

Total revenue						2,907

a	Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’ (see New accounting standards and other presentational changes).
Contract balances

	2023 $m	2022 $m

Trade receivables (note 17)	580	493

Contract assets	459	367

Deferred revenue	(1,848)	(1,724)
Contract assets

	2023 $m	2022 $m

At 1 January	367	346

Additions	129	70

Recognised as a deduction to revenue	(37)	(32)

Impairment charges (note 6)	–	(5)

Impairment reversals (note 6)	–	3

Repayments	(7)	(3)

Exchange and other adjustments	7	(12)

At 31 December	459	367

Analysed as:

Current	35	31

Non-current	424	336

	459	367
The Group also has future commitments for key money payments which are contingent upon future events and may reverse.
At 31 December 2023, the maximum exposure remaining under performance guarantees was $80m (2022: $75m).

176	IHG | Annual Report and Form 20-F 2023

3. Revenue
continued
Deferred revenue

	Loyalty programme $m	Other co-brand fees $m	Application & re-licensing fees $m	Other $m	Total $m

At 1 January 2022	1,292	44	163	114	1,613

Increase in deferred revenue	532	–	27	44	603

Recognised as revenue	(413)	(11)	(23)	(44)	(491)

Exchange and other adjustments	–	–	–	(1)	(1)

At 31 December 2022	1,411	33	167	113	1,724

Increase in deferred revenue	672	–	27	63	762

Recognised as revenue	(554)	(11)	(23)	(48)	(636)

Exchange and other adjustments	–	–	–	(2)	(2)

At 31 December 2023	1,529	22	171	126	1,848

Analysed as:

Current	649	11	22	70	752

Non-current	880	11	149	56	1,096

	1,529	22	171	126	1,848

At 31 December 2022:

Current	584	11	23	63	681

Non-current	827	22	144	50	1,043

	1,411	33	167	113	1,724
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

	2023			2022
	Loyalty and co-brand $m	Other $m	Total $m	Loyalty and co-brand $m	Other $m	Total $m

Less than one year	660	92	752	595	86	681

Between one and two years	346	43	389	339	46	385

Between two and three years	195	32	227	199	32	231

Between three and four years	118	24	142	114	27	141

Between four and five years	73	20	93	70	22	92

More than five years	159	86	245	127	67	194

	1,551	297	1,848	1,444	280	1,724
Contract costs

	2023 $m	2022 $m

At 1 January	80	77

Costs incurred	15	13

Charged to income statement	(8)	(8)

Exchange and other adjustments	–	(2)

At 31 December	87	80

Analysed as:

Current	5	5

Non-current	82	75

	87	80

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	177

Group Financial Statements

Notes to the Group Financial Statements
continued

4. Staff costs and Directors’ remuneration
Staff costs and average number of employees

Staff costs	2023 $m	2022 Re-presented $m	a	2021 Re-presented $m	a

Wages and salaries	1,808	1,604		1,315

Social security costs	143	117		86

Pension and other post-retirement benefits:

Defined benefit plans (note 27)	4	2		2

Defined contribution plans	58	53		41

	2,013	1,776		1,444

Analysed as:

Costs borne by IHG b	747	646		569

Costs borne by the System Fund or reimbursed	1,266	1,130		875

	2,013	1,776		1,444

a	Re-presented to combine System Fund and employees whose costs are reimbursed (see New accounting standards and other presentational changes).

b	In 2022, included $1m classified as exceptional relating to the costs of ceasing operations in Russia.
Staff costs are presented net of government support income of $nil (2022: $5m, 2021: $23m). The total comprises $nil (2022: $nil, 2021: $12m) relating principally to employee costs at certain of the Group’s leased hotels and $nil (2022: $5m, 2021: $11m) relating to support received in the form of tax credits which relate to the Group’s corporate office presence in certain countries. There are no unfulfilled conditions or other contingencies attached to these grants.

Monthly average number of employees, including part-time employees	2023	2022 Re-presented	a	2021 Re-presented	a

Employees whose costs are borne by IHG:

Americas	1,578	1,548		1,481

EMEAA	3,642	3,638		2,808

Greater China	352	333		299

Central	1,720	1,528		1,425

	7,292	7,047		6,013

Employees whose costs are borne by the System Fund or are reimbursed	20,306	18,833		16,315

	27,598	25,880		22,328

a
Re-presented
to combine System Fund and employees whose costs are reimbursed (see New accounting standards and other presentational changes) and to correct the allocation of 2022 between reportable segments.

Directors’ remuneration

	2023 $m	2022 $m	2021 $m

Base salaries, fees, annual performance payments and benefits	6.9	7.9	8.4

More detailed information on the remuneration including pensions, share awards and shareholdings for each Director is shown in the Directors’ Remuneration Report on pages 128 and 136. In addition, amounts received or receivable under long-term incentive schemes are shown on page 128.

5. Auditor’s remuneration paid to Pricewaterhouse Coopers LLP

	2023 $m	2022 $m	2021 $m

Audit of the Financial Statements	7	6	4

Audit of subsidiaries	3	2	3

Other assurance services	1	1	1

	11	9	8

Under SEC regulations analysed as:

Audit	10	8	7

Other audit-related	1	1	1

	11	9	8

178	IHG | Annual Report and Form 20-F 2023

6. Exceptional items

		Note	2023 $m	2022 $m	2021 $m

Administrative expenses:

Costs of ceasing operations in Russia		(a)	–	(12)	–

Commercial litigation and disputes		(b)	–	(28)	(25)

			–	(40)	(25)

Share of profits/(losses) of associate		(c)	18	(60)	–

Other operating income		(d)	10	–	–

Other net impairment reversals/(charges):

Management agreements	– reversal	12	–	12	–

Property, plant and equipment	– charge	13	–	(10)	–

	– reversal	13	–	3	–

Right-of-use assets	– charge	13	–	(2)	–

	– reversal	14	–	2	–

Associates	– charge		–	–	(4)

	– reversal	15	–	2	–

Contract assets	– charge	(e)	–	(5)	–

	– reversal	(e)	–	3	–

			–	5	(4)

Operating exceptional items			28	(95)	(29)

Exceptional items before tax			28	(95)	(29)

Tax on exceptional items		(f)	(7)	26	3

Exceptional tax		(g)	–	–	26

Tax			(7)	26	29

Operating exceptional items analysed as:

Americas			27	(46)	(22)

EMEAA			1	(49)	(7)

			28	(95)	(29)

The above items are defined by management as exceptional as further described on page 165.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	179

Group Financial Statements

Notes to the Group Financial Statements
continued

6. Exceptional items
continued
(a) Costs of ceasing operations in Russia
On 27 June 2022, the Group announced it was in the process of ceasing all operations in Russia consistent with evolving UK, US and EU sanction regimes and the ongoing and increasing challenges of operating there. The costs associated with the cessation of corporate operations in Moscow and long-term management and franchise contracts were presented as exceptional due to the nature of the war in Ukraine which drove the Group’s response.
(b) Commercial litigation and disputes
From time to time, the Group is subject to legal proceedings, the ultimate outcome of each is always subject to many uncertainties inherent in litigation. The 2022 provision for commercial litigation and disputes principally related to the EMEAA region and was utilised in full in 2023 following settlement of the disputed matters.
In 2021, related to the agreed costs to settle two commercial disputes, $18m in the Americas region and $7m in the EMEAA region.
These costs were presented as exceptional reflecting the quantum of the costs and nature of the disputes.
(c) Share of profits/losses of associate
As part of an agreed settlement of the 2021 Americas commercial dispute in relation to the Barclay associate, in 2022 the Group was allocated expenses in excess of its actual percentage share which directly reduced the Group’s current interest in the associate. This resulted in $60m of additional expenses being allocated to the Group in 2022, with a current tax benefit of $15m and, applying equity accounting to this additional share of expenses, reduced the Group’s investment to $nil. In addition, a liability of $18m was recognised, reflecting an unavoidable obligation to repay this amount in certain circumstances. The value of the liability is linked to the value of the hotel; increases in the property value are attributed first to the Group and are reflected as a reduction of the liability until it is reduced to $nil.
In 2023, the increase in fair value of the hotel (according to pricing opinions provided by a professional external valuer) resulted in a full reversal of the liability but no further trigger for reversal of previous impairment charges.
The gain is presented as exceptional by reason of its size, the nature of the agreement and for consistency with the associated charges in 2022 and 2021.
(d) Other operating income
Relates to amounts receivable from the Group’s insurer under its business interruption policy for certain owned, leased and managed lease hotels due to
Covid-19.
The income is presented as exceptional due to its size.
(e) Impairment charge/reversals on contract assets
In 2022, the $5m charge related to key money pertaining to managed and franchised hotels in Russia. The $3m reversal related to other impairments originally recorded in 2020 and arises as a result of the improved financial position of owners or performance of the related hotels.
These costs are presented as exceptional for consistency with (a) above and, in respect of releases, with the treatment applied in prior years.
(f) Tax on exceptional items
The tax impacts of the exceptional items are shown in the table below:

	2023		2022		2021
	Current tax $m	Deferred tax $m	Current tax $m	Deferred tax $m	Current tax $m	Deferred tax $m

Costs of ceasing operations in Russia	–	–	3	–	–	–

Commercial litigation and disputes	–	–	8	(2)	–	4

Share of (profits)/losses of associate	–	(4)	15	–	–	–

Other operating income	(3)	–	–	–	–	–

Other net impairment reversals/(charges)	–	–	1	(5)	–	1

Adjustments in respect of prior years a	–	–	6	–	(2)	–

	(3)	(4)	33	(7)	(2)	5

Total current and deferred tax		(7)		26		3

a
In 2022, related to the release of tax contingencies no longer needed; one of these was as a result of the closure of a tax audit of the 2014 US federal income tax return. In 2021, the tax charge related to the same audit.

(g) Exceptional tax
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

180	IHG | Annual Report and Form 20-F 2023

7. Financial income and expenses

	2023 $m	2022 $m	2021 $m

Financial income

Financial income on deposits and money market funds	33	17	2

Interest income on loans and other assets	6	5	6

	39	22	8

Financial expenses

Interest expense on external borrowings	85	92	109

Interest expense on lease liabilities	29	29	29

Unwind of discount on deferred purchase consideration	1	–	1

Foreign exchange gains	(35)	(10)	–

Other charges	11	7	8

	91	118	147
Financial income comprises $24m (2022: $12m, 2021: $8m) relating to financial assets held at amortised cost and $15m (2022: $10m, 2021: $nil) relating to financial assets held at FVTPL.
Interest expense on external borrowings and unwind of discount on deferred purchase consideration relate to financial liabilities which are held at amortised cost. Other charges includes bank charges and non-bank
interest expense.
In 2023, $43m (2022: $15m, 2021: $1m) was payable to the System Fund in relation to interest accumulated on the balance of cash received in advance of the consumption of points awarded through the IHG One Rewards loyalty programme. The expense and corresponding System Fund interest income are eliminated within financial expenses. On a net basis, financial income and expenses includes $1m (2022: $1m, 2021: $2m) of other interest which is also attributable to the System Fund.

Net interest payable as calculated for bank covenants can be found on page 201.
8. Tax
Tax on profit/(loss)

	United Kingdom			Other jurisdictions			Total
	2023 $m	2022 $m	2021 $m	2023 $m	2022 $m	2021 $m	2023 $m	2022 $m	2021 $m

Current tax

Current period	16	6	1	245	177	138	261	183	139

Adjustments in respect of prior periods	–	(2)	–	12	(5)	4	12	(7)	4

	16	4	1	257	172	142	273	176	143

Deferred tax

Origination and reversal of temporary differences	1	(1)	(7)	(21)	(6)	(14)	(20)	(7)	(21)

Changes in tax rates and tax laws	–	–	(25)	2	–	–	2	–	(25)

Adjustments to unprovided or unrecognised deferred tax a	–	(2)	2	5	–	–	5	(2)	2

Adjustments in respect of prior periods	1	2	1	(1)	(5)	(4)	–	(3)	(3)

	2	(1)	(29)	(15)	(11)	(18)	(13)	(12)	(47)

Income tax charge/(credit) for the year b	18	3	(28)	242	161	124	260	164	96

a	Represents a reassessment of the recovery of deferred taxes in line with the Group’s profit forecasts.

b	‘Other jurisdictions’ includes $172m (2022: $134m, 2021: $112m) in respect of US taxes.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	181

Group Financial Statements

Notes to the Group Financial Statements
continued

8. Tax
continued
Reconciliation of tax charge

	2023%	2022%	2021%

Tax at UK blended rate	23.5	19.0	19.0

Tax credits	(0.5)	(0.1)	(0.1)

System Fund a	(1.3)	3.1	0.4

Foreign exchange gains	(1.0)	(0.9)	–

Other permanent differences b	0.9	0.5	1.4

Non-recoverable foreign taxes	1.3	3.5	3.5

Net effect of different rates of tax c	1.5	6.3	6.8

Effect of changes in UK tax rates and laws d	–	–	(7.0)

Effects of substantive enactment of UAE tax rates and laws e	(0.9)	–	–

Effect of changes in other tax rates and laws	0.2	0.1	–

Reduction in current tax expense by previously unrecognised deferred tax assets	–	–	(0.1)

Items on which deferred tax arose but where no deferred tax is recognised f	0.2	1.2	2.0

Effect of adjustments to unprovided or unrecognised deferred taxes g	0.5	(0.4)	0.5

Adjustment to tax charge in respect of prior periods h	1.3	(1.9)	0.2

	25.7	30.4	26.6

a	The System Fund is, in general, not subject to taxation.

b	Includes (0.6) percentage points (2022: (1.0) percentage points, 2021: (0.7) percentage points) in respect of the US Foreign-derived intangible income regime.

c	Includes 1.3 percentage points (2022: 6.9 percentage points, 2021: 7.1 percentage points) driven by the relatively high blended US rate, which includes US Federal and State taxes.

d	In 2021, the UK Government enacted an increase to the UK rate of Corporation Tax from 19% to 25%.

e
During 2023, law implementing a new corporate income tax regime was substantively enacted in the UAE. This resulted in the recognition of a deferred tax asset of $9m in the UAE. Absent further law change, this benefit is not likely to reoccur.

f	Predominantly in respect of losses arising in the year.

g
Entirely in respect of adjustments relating to estimated recoverable deferred tax assets other than 2023. In 2023, includes 0.7 percentage points respectively relating to the provision of previously unprovided deferred tax liabilities which arise on temporary differences in subsidiaries.

h	Relates to the finalisation of tax returns, activity from tax authorities such as tax audits and the reassessment of provisions for uncertain tax positions.
Factors that may affect the future tax charge
Many factors will affect the Group’s future tax rate, the main ones being future legislative developments, future profitability of underlying subsidiaries and tax uncertainties.
In 2021, the OECD made proposals for worldwide tax reform under a two ‘pillar’ system – Pillar One and Pillar Two. Pillar One has not been enacted in any jurisdiction, but even if it were in its current form, the Group would not expect to be impacted.
Pillar Two seeks to impose a global minimum tax, essentially establishing a floor on corporate tax competition by ensuring a large multinational enterprise is subject to tax in each jurisdiction at a 15% effective minimum tax rate regardless of where it operates. A total of 145 jurisdictions have agreed in principle to implement the Pillar Two rules with approximately a third of these actively preparing and implementing legislation. Notably the UK, the Group’s headquarter jurisdiction, substantively enacted the Pillar Two rules in 2023 and as such they will apply to the Group on a worldwide basis from 1 January 2024, with the first tax return due to be filed by 30 June 2026.
For the first three years of operation, transitional exemptions operate on a jurisdiction-by-jurisdiction
basis to remove the need to prepare full calculations. The Group has analysed these exemptions on the assumption that the Pillar Two rules were to have applied in the periods 2019 to 2022 and concluded that only three
jurisdictions in the Group would have failed to meet the exemptions once transactions or items that the Group would not expect to recur in the future were excluded. Failing to meet the exemptions does not mean that Pillar Two tax will be due, but instead that the full calculations are performed, which are complex in nature. The profit before tax for these three territories in 2023 was c.$35m and accordingly the Group does not believe any material Pillar Two tax would have arisen.
Once the transitional exemptions cease to be available at the start of 2027, the Group will be required to perform full calculations for every jurisdiction. The Group will continue to assess the future impact of the rules, taking into account the issuance of new guidance and refinements to the rules (including possible new exemptions), expected to occur within the next three years. However, given that a significant proportion of the Group’s profit before tax was earned in legal entities in the US, UK and China, each of which has a blended future statutory tax rate of 25% or higher, the Group considers the likelihood of material future Pillar Two taxes arising to be low, based upon the current profile of the Group’s business.
As a revenue protecting measure, more jurisdictions are beginning to implement their own minimum tax systems, in general, with rules similar to those of Pillar Two. This has the impact of replacing any Pillar Two tax arising on the profits of a jurisdiction with an equivalent amount of domestic tax.

182	IHG | Annual Report and Form 20-F 2023

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
year-on-year
increases are predominantly driven by corresponding increases to Group profitability and refunds received in 2021 in respect of earlier periods.

	2023 $m	2022 $m	2021 $m

China a	5	10	3

UK	8	3	(2)

US b	171	165	68

Other jurisdictions	22	11	1

	206	189	70

Taxes withheld at source	37	22	16

Tax paid per cash flow	243	211	86

a	Tax payments are typically based upon the previous year’s profits.

b	Includes refunds in respect of earlier periods of $nil (2022: $nil, 2021: $15m).
A reconciliation of tax paid to the total current tax charge in the Group income statement is as follows:

	2023 $m	2022 $m	2021 $m

Current tax charge in the Group income statement	273	176	143

Current tax credit in the Group statement of comprehensive income	(6)	(2)	–

Current tax credit taken directly to equity	(5)	–	–

Total current tax charge	262	174	143

Movements to tax contingencies a	(2)	10	(4)

Timing differences of cash tax paid and foreign exchange differences b	(17)	27	(53)

Tax paid per cash flow	243	211	86

a
Tax contingency movements are included within the current tax charge but do not impact cash tax paid in the year. Settlements of tax contingencies are included within cash tax paid in the year but not recorded in the current year tax charge.

b	2021 included $20m of refunds in respect of earlier years, $12m of other receivables which have been allocated to payments that otherwise would have been due and $28m of payments due in 2022.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	183

Group Financial Statements

Notes to the Group Financial Statements
continued

8. Tax
continued
Deferred tax

	Property, plant, equipment and software $m	Application fees $m	Deferred gains on loan notes $m	a	Associates $m	Losses $m	b	Employee benefits $m	Deferred compensation $m	Expected credit losses on trade receivables $m	Intangible assets excluding software $m	Other short-term temporary differences $m	c,d	Total $m

At 1 January 2022	(81)	40	(34)		(55)	84		39	48	20	(16)	9		54

Group income statement	32	1	–		(4)	5		1	4	(5)	(21)	(1)		12

Group statement of comprehensive income	–	–	–		–	(1)		(6)	–	–	–	8		1

Group statement of changes in equity	–	–	–		–	–		1	–	–	–	–		1

Exchange and other adjustments	(4)	–	–		–	(9)		(3)	–	(1)	(3)	–		(20)

At 31 December 2022	(53)	41	(34)		(59)	79		32	52	14	(40)	16		48

Group income statement	22	1	–		(1)	–		2	2	(3)	(9)	(1)		13

Group statement of comprehensive income	–	–	–		–	(6)		–	–	–	–	(5)		(11)

Group statement of changes in equity	–	–	–		–	–		6	–	–	–	–		6

Exchange and other adjustments	1	–	–		–	3		1	–	–	3	2		10

At 31 December 2023	(30)	42	(34)		(60)	76		41	54	11	(46)	12		66

a	Become due in 2025 unless prevailing law at that time allows further deferral.

b	Wholly in respect of revenue losses.

c	No balances exceeding $20m are contained within ‘Other short-term temporary differences’.

d	Primarily in respect of contract costs, right-of-use assets, lease liabilities and expenses for which tax relief has not yet been obtained.
The analysis of the deferred tax balance after considering the offset of assets and liabilities within entities where there is a legal right to do so and an analysis of the deferred tax balance showing all territories with balances greater than $10m in either the current or prior year are as follows:

	2023 $m	2022 $m

Deferred tax assets	134	126

Deferred tax liabilities	(68)	(78)

	66	48

Analysed as:

United Kingdom	113	109

United States	(53)	(73)

Other	6	12

	66	48
A deferred tax asset of $nil (2022: $107m) has been recognised in legal entities which have made a loss in the current or the previous year.
Recoverability of UK deferred tax assets
The Group has recognised UK deferred tax assets of $113m (2022: $109m), including revenue losses of $73m (2022: $73m). The deferred tax assets have been recognised following the consideration of both positive and negative evidence in respect of the probability of future taxable profits against which the assets could be recovered. The losses have arisen by identifiable non-recurring
events, for example special contributions into a former Group pension scheme and the impact of
Covid-19,
absent which, the UK tax group would have been profitable. The losses do not expire, although they can only be offset against 50% of annual UK taxable profits. The UK deferred tax asset should reverse over a seven
- to
ten-year
period (2022:
seven
- to
ten-year
period), with the lower end of this range based on the Group’s Base Case forecast (see page 161 within ‘Going concern’) and the upper end of the range based on the Group’s Severe Downside Case forecast.

184	IHG | Annual Report and Form 20-F 2023

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
The total unrecognised deferred tax position is as follows:

		Gross	Unrecognised deferred tax
	2023 $m	2022 $m	2023 $m	2022 $m

Revenue losses	450	430	79	78

Capital losses	580	549	146	138

	1,030	979	225	216

Tax credits	32	25	32	25

Other a	16	31	5	8

	1,078	1,035	262	249

a	Primarily relates to costs incurred for which tax relief has not been obtained.
There is no expiry date to any of the above unrecognised assets other than for the losses and tax credits as shown in the table below:

		Gross	Unrecognised deferred tax
Expiry date	2023 $m	2022 $m	2023 $m	2022 $m

2023	–	1	–	–

2024	6	4	1	1

2025	11	9	2	1

2026	7	18	1	4

2027	7	3	1	–

2028	6	–	1	–

2029	10	10	10	10

After 2030	22	18	22	16
Unprovided deferred tax liabilities
No deferred tax liability has been provided in respect of $0.5bn (2022: $0.5bn) of taxable temporary differences relating to subsidiaries (comprising undistributed earnings and net inherent gains).
Uncertain tax positions
Current tax payable includes $14m (2022: $9m) in respect of uncertain tax positions, with the largest single item not exceeding $3m (2022: $3m). There are no amounts recognised in relation to uncertain tax positions within deferred tax in either the current or prior year.
The Group’s most material territories for tax are the US and the UK and the Group carries provisions of $6m (2022: $3m) in respect of US federal and state tax uncertainties and $nil (2022: $nil) in respect of UK Corporation Tax uncertainties.
In the US, the Internal Revenue Service has the right to commence a routine audit of a federal income tax return for up to three years following the filing of the return. The Group has now agreed all federal tax returns up to and including 2019 and there are no ongoing audits.
In the UK, HM Revenue and Customs (‘HMRC’) has the right to commence a routine audit of a UK Corporation Tax return for up to 12 months following the filing of the return. The Group has agreed all UK tax returns for periods up to 2021 other than 2016. The Group received a single question from HMRC in respect of the 2016 period in 2019, to which a response was provided also in 2019. The Group has received no meaningful update since and still considers the risk of material adjustment to be low.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	185

Group Financial Statements

Notes to the Group Financial Statements
continued

9. Dividends

	2023		2022		2021
Paid during the year	cents per share	$m	cents per share	$m	cents per share	$m

Final (declared for previous year)	94.5	166	85.9	154	–	–

Interim	48.3	79	43.9	79	–	–

	142.8	245	129.8	233	–	–
The final dividend in respect of 2023 of 104.0¢ per ordinary share (amounting to $171m) is proposed for approval at the AGM on 3 May
2024
.
10. Earnings per ordinary share

Basic earnings per ordinary share	2023	2022	2021

Profit available for equity holders ($m)	750	375	266

Basic weighted average number of ordinary shares (millions)	169	181	183

Basic earnings per ordinary share (cents)	443.8	207.2	145.4

Diluted earnings per ordinary share

Profit available for equity holders ($m)	750	375	266

Diluted weighted average number of ordinary shares (millions)	170	182	184

Diluted earnings per ordinary share (cents)	441.2	206.0	144.6
Basic and diluted share denominators are calculated as follows:

	2023 millions	2022 millions	2021 millions

Weighted average number of ordinary shares in issue	177	187	187

Weighted average number of treasury shares	(8)	(6)	(4)

Basic weighted average number of ordinary shares	169	181	183

Dilutive potential ordinary shares	1	1	1

Diluted weighted average number of ordinary shares	170	182	184
11. Assets and liabilities sold
In 2021, three hotels in the Americas region were sold. Total cash consideration of $46m was received with no gain or loss arising after charging disposal costs. Net assets of $44m disposed comprised $45m property, plant and equipment and $2m right-of-use
assets, less $3m lease liabilities. The net cash inflow arising was $44m.

186	IHG | Annual Report and Form 20-F 2023

12. Goodwill and other intangible assets

	Goodwill $m	Brands $m	Software $m	Management agreements $m	Other intangibles $m	Total $m

Cost

At 1 January 2022	532	439	878	122	26	1,997

Additions	–	–	46	–	–	46

Fully amortised assets written off	–	–	(94)	–	–	(94)

Disposals	(8)	–	–	–	–	(8)

Exchange and other adjustments	(11)	–	(5)	–	–	(16)

At 31 December 2022	513	439	825	122	26	1,925

Additions	–	–	52	–	1	53

Fully amortised assets written off	–	–	(52)	–	(3)	(55)

Disposals	–	–	(1)	–	–	(1)

Exchange and other adjustments	3	–	1	–	–	4

At 31 December 2023	516	439	825	122	24	1,926

Amortisation and impairment

At 1 January 2022	(191)	–	(485)	(113)	(13)	(802)

Provided	–	–	(20)	–	(3)	(23)

System Fund expense	–	–	(78)	–	(1)	(79)

Impairment reversal	–	–	–	12	–	12

Fully amortised assets written off	–	–	94	–	–	94

Disposals	8	–	–	–	–	8

Exchange and other adjustments	5	–	3	–	1	9

At 31 December 2022	(178)	–	(486)	(101)	(16)	(781)

Provided	–	–	(18)	(1)	(2)	(21)

System Fund expense	–	–	(76)	–	(1)	(77)

Fully amortised assets written off	–	–	52	–	3	55

Disposals	–	–	1	–	–	1

Exchange and other adjustments	(2)	–	(1)	(1)	–	(4)

At 31 December 2023	(180)	–	(528)	(103)	(16)	(827)

Net book value

At 31 December 2023	336	439	297	19	8	1,099

At 31 December 2022	335	439	339	21	10	1,144

At 1 January 2022	341	439	393	9	13	1,195
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
Allocation of goodwill and b
r
ands to CGUs

							Analysed as:
	At 1 January 2022 $m	Exchange adjustments $m	At 31 December 2022 $m	Exchange adjustments $m	At 31 December 2023 $m	Goodwill $m	Brands $m

Americas (group of CGUs)	419	–	419	–	419	132	287

EMEAA (group of CGUs)	337	(6)	331	1	332	196	136

Greater China	24	–	24	–	24	8	16

	780	(6)	774	1	775	336	439

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	187

Group Financial Statements

Notes to the Group Financial Statements
continued

12. Goodwill and other intangible assets
continued
The recoverable amounts of the CGUs, or groups of CGUs, have been determined from value in use calculations. The key assumptions are RevPAR growth (detailed on page 161 within ‘Going concern’), terminal growth rates and pre-tax
discount rates. Cash flows beyond the five-year period are extrapolated using terminal growth rates that do not exceed the average long-term growth rates for the relevant markets
. Cash flow projections are discounted using
pre-tax
rates that are based on the Group’s weighted average cost of capital and incorporate adjustments reflecting risks specific to the territory of the CGU.
The weighted average terminal growth rates and
pre-tax
discount rates are as follows:

	2023		2022
	Terminal growth rate %	Pre-tax discount rate %	Terminal growth rate %	Pre-tax discount rate %

Americas	1.6	13.0	1.9	13.7

EMEAA	2.4	15.1	2.5	16.2

Greater China	2.5	12.1	2.5	13.8
The recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying value such that no impairment has arisen. Assumptions were sensitised, including using the Severe Downside Case scenario (detailed on page 161 within ‘Going concern’), with no impairment arising reflecting the number of years of Base Case forecasts required to recover the carrying value.
Software
Software includes $146m relating to the development of the next-generation Guest Reservation System with Amadeus. Internally developed software with a net book value of $105m is being amortised over seven
to ten years, with five years remaining at 31 December 2023, reflecting the Group’s experience of the long life of guest reservation systems and the initial term over which the Group is party to a technology agreement with Amadeus. The remaining project value relates to enhancements to existing systems as part of the project, which are amortised over five years.
In 2023 and 2022, no impairment was charged.
Management agreements
Management agreements relate to contracts recognised at fair value on acquisition. The weighted average remaining amortisation period for all management agreements is 14 years (2022: 15 years).
2022 impairment reversal
The impairment reversal of $12m related to the Kimpton management agreement portfolio in the Americas region and arose due to strong trading conditions in 2022 and significantly improved industry forecasts. The key assumption was RevPAR growth which was approximately in line with the Group forecast detailed in the 2022 Annual Report. Cash flows beyond the five-year period were extrapolated using a 1.8% long-term growth rate that did not exceed the average long-term growth rates for the relevant market.
The portfolio was valued at value in use (which exceeded fair value less costs of disposal) using discounted cash flow techniques that measure the present value of projected post-tax
income flows. The
post-tax
discount rate used was 10.8%; the
pre-tax
equivalent rate is 14.8%.

188	IHG | Annual Report and Form 20-F 2023

13. Property, plant and equipment

	Land and buildings $m	Fixtures, fittings and equipment $m	Total $m

Cost

At 1 January 2022	105	299	404

Additions	15	42	57

Fully depreciated assets written off	–	(30)	(30)

Disposals	(7)	(5)	(12)

Exchange and other adjustments	(1)	(14)	(15)

At 31 December 2022	112	292	404

Additions	1	20	21

Fully depreciated assets written off	–	(15)	(15)

Disposals	(2)	(3)	(5)

Exchange and other adjustments	–	6	6

At 31 December 2023	111	300	411

Depreciation and impairment

At 1 January 2022	(53)	(214)	(267)

Provided	(3)	(17)	(20)

System Fund expense	–	(4)	(4)

Impairment charge	–	(10)	(10)

Impairment reversal	–	3	3

Fully depreciated assets written off	–	30	30

Disposals	4	5	9

Exchange and other adjustments	1	11	12

At 31 December 2022	(51)	(196)	(247)

Provided	(6)	(18)	(24)

System Fund expense	–	(4)	(4)

Fully depreciated assets written off	–	15	15

Disposals	2	3	5

Exchange and other adjustments	1	(4)	(3)

At 31 December 2023	(54)	(204)	(258)

Net book value

At 31 December 2023	57	96	153

At 31 December 2022	61	96	157

At 1 January 2022	52	85	137
The Group’s property, plant and equipment mainly comprises buildings and leasehold improvements on 17 hotels (2022: 16 hotels), but also offices and computer hardware, throughout the world.
Net book value by operating segment

	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Land and buildings	51	1	–	5	57

Fixtures, fittings and equipment	31	4	–	61	96

	82	5	–	66	153
Impairment and impairment reversals
2022 impairment
An impairment charge of $10m was recognised in the year on property, plant and equipment relating to one hotel in the EMEAA region. A further $2m impairment of right-of-use
assets was recognised in relation to the same hotel. The charge arose, and was classed as exceptional, due to recent cost inflation which is impacting operating costs but also the projected variable rent payments. The assets were measured at value in use, using a discounted cash flow approach based on the hotel’s five-year plan. Cash flows beyond the five-year period were extrapolated using a long-term growth rate which did not exceed the long-term average growth rate for the relevant country. Estimated future cash flows were discounted at a pre-tax
rate of 9.6%. The recoverable amount was $nil.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	189

Group Financial Statements

Notes to the Group Financial Statements
continued

13. Property, plant and equipment
continued
2022 impairment reversal
Impairment reversals of $3m were recognised in relation to the UK portfolio (EMEAA region) and arose as a result of the renegotiation of contractual agreements which enhanced the cash-generating potential of those hotels. The recoverable amount was measured at value in use, using a discounted cash flow forecast used to assess the new deal with rentals based on the agreed contractual terms. A pre-tax
discount rate of 14.2% was applied.
In both 2022 impairment tests, hotel specific plans were used which used the IHG UK RevPAR forecasts adjusted for factors specific to the individual property (such as revenue from food and beverage facilities and the impact of renovations on occupancy and rate).
14. Leases
Right-of-use
assets

	Land and buildings $m	Investment property $m	Other $m	Total $m

Cost

At 1 January 2022	607	–	3	610

Additions and other re-measurements	40	–	–	40

Transfers to investment property	(50)	50	–	–

Transfers to finance lease receivable	(5)	–	–	(5)

Terminations	(9)	–	(1)	(10)

Exchange and other adjustments	(12)	–	–	(12)

At 31 December 2022	571	50	2	623

Additions and other re-measurements	15	–	2	17

Transfers to investment property	(2)	2	–	–

Terminations	(51)	–	(1)	(52)

Exchange and other adjustments	1	–	–	1

At 31 December 2023	534	52	3	589

Depreciation and impairment

At 1 January 2022	(334)	–	(2)	(336)

Provided	(24)	–	(1)	(25)

System Fund expense	(3)	–	–	(3)

Impairment charge	(2)	–	–	(2)

Impairment reversal	2	–	–	2

Transfers to investment property	47	(47)	–	–

Transfers to finance lease receivable	3	–	–	3

Terminations	9	–	1	10

Exchange and other adjustments	8	–	–	8

At 31 December 2022	(294)	(47)	(2)	(343)

Provided	(22)	–	–	(22)

System Fund expense	(2)	–	–	(2)

Transfers to investment property	2	(2)	–	–

Terminations	51	–	1	52

Exchange and other adjustments	(1)	–	–	(1)

At 31 December 2023	(266)	(49)	(1)	(316)

Net book value

At 31 December 2023	268	3	2	273

At 31 December 2022	277	3	–	280

At 1 January 2022	273	–	1	274

190	IHG | Annual Report and Form 20-F 2023

14. Leases
continued
The Group’s leased assets mainly comprise hotels and offices. Leases contain a wide range of different terms and conditions. The term of property leases ranges from
1-99
years. The weighted average lease term remaining on the Group’s top eight leases (which comprise 94% (2022: 95%) of the right-of-use
asset net book value) is 56 years (2022: 56 years). The InterContinental Boston lease, expiring in 2105, has a significant impact on this weighted average lease term; excluding this lease the weighted average lease term is 8 years (2022: 9 years). Undiscounted cash flows on the Boston lease of $3,212m (2022: $3,233m) represent 94% (2022: 94%) of the total undiscounted cash flows relating to lease liabilities.
Many of the Group’s property leases contain extension or early termination options, which are used for operational flexibility. The lease agreement over the US corporate headquarters contains a material extension option which is not included in the calculation of the lease asset and liability as the extension would not take effect before 2031 and there is no reasonable certainty the option will be exercised. The value of the undiscounted rental payments relating to this lease and not included in the value of the lease asset and liability is $295m. Additionally, the Group has the option to extend the term of the InterContinental Boston lease for two additional
20-year
terms, the first of which would take effect from 2105. These extension options have not been included in the calculation of the lease liability.
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

Currency	2023 $m	2022 $m

US dollars	357	363

Sterling	32	31

Euros	4	5

Other	33	28

	426	427

Analysed as:

Current	30	26

Non-current	396	401

	426	427
The maturity analysis of lease liabilities is disclosed in note 24.
The Group’s lease liability is not materially sensitive to inflation as $342m (2022: $348m) relates to the InterContinental Boston and the US corporate headquarters, which both include fixed payments and are not subject to inflationary adjustments.
Amounts recognised in the Group income statement

	2023 $m	2022 $m	2021 $m

Depreciation of right-of-use assets	22	25	27

System Fund depreciation of right-of-use assets	2	3	3

System Fund impairment reversal	–	–	(3)

Expense relating to variable lease payments	62	47	31

Expense relating to short-term leases and low-value assets	2	1	1

Income from operating subleases of right-of-use assets	(2)	(1)	(1)

Recognised in operating profit	86	75	58

Interest on lease liabilities	29	29	29

Total recognised in the Group income statement	115	104	87

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	191

Group Financial Statements

Notes to the Group Financial Statements
continued

14. Leases
continued
Variable lease payments
The UK portfolio leases contain guarantees that the Group will fund any shortfalls in lease payments up to an annual and cumulative cap. These caps limit the Group’s exposure to trading losses, meaning that rental payments are reduced if insufficient cash flows are generated by the hotels. Since there is no floor to the rent reduction applicable under these leases, they are treated as fully variable. In the event that rent reductions are not applicable, annual base rental payments stabilise at £34m over the remaining lease term of 20 years. Additional performance-based rental payments are calculated using hotel revenues and net cash flows.
In addition, one German hotel lease under a similar structure is treated as fully variable. One further German hotel lease under a similar structure is expected to commence in 2024.
Amounts recognised in the Group statement of cash flows

	2023 $m	2022 $m	2021 $m

Operating activities	92	72	55

Investing activities	–	(6)	–

Financing activities	28	36	32

Net cash paid	120	102	87
15. Investment in associates and joint ventures

	2023 $m	2022 $m

Cost

At 1 January	89	132

Additions	3	1

Share of profits/(losses) a	13	(41)

System Fund share of losses	(3)	(1)

Dividends and distributions	(1)	(1)

Exchange and other adjustments	–	(1)

At 31 December	101	89

Impairment

At 1 January	(53)	(55)

Impairment reversal	–	2

At 31 December	(53)	(53)

Net book value	48	36

Analysed as:

Barclay associate	3	–

Other associates	43	36

Joint ventures	2	–

	48	36

a
In 2023 and 2022, the total share of profits/(losses) from associates and joint ventures in the Group income statement included $18m gain and $18m loss, respectively, due to the liability recognised in 2022 and its subsequent reversal (see note 6). In 2022, $42m was included within exceptional items in addition to the $18m above.

Barclay associate
The Group held one associate investment which had a significant impact on profit for the current and prior year, a 19.9% interest in 111 East 48th Street Holdings, LLC (the ‘Barclay associate’) which owns InterContinental New York Barclay, a hotel managed by the Group. The investment is classified as an associate and equity accounted. While the Group has the ability to exercise significant influence through certain decision rights, approval rights relating to the hotel’s operating and capital budgets rest solely with the 80.1% majority member. The Group’s ability to receive cash dividends is dependent on the hotel generating sufficient income to satisfy specified owner returns. $18m was provided in 2021 in relation to settlement of a commercial dispute regarding owner returns during the pandemic.

192	IHG | Annual Report and Form 20-F 2023

15. Investment in associates and joint ventu
r
es
continued
Summarised financial information in respect of the Barclay associate is set out below:

	2023 $m	2022 $m

Non-current assets	462	472

Current assets	86	64

Current liabilities	(23)	(33)

Non-current liabilities	(256)	(250)

Net assets	269	253

Group’s share of reported net assets at 19.9%	53	50

Adjustments to reflect impairment, capitalised costs and additional rights and obligations under the shareholder agreement	(8)	(8)

Effect of specially allocated expenses (note 6)	(42)	(42)

Carrying amount	3	–

	2023 $m	2022 $m

Revenue	131	106

Profit from continuing operations and total comprehensive income for the year	15	8

Group’s share of profit/(loss) for the year a	3	(42)

a	Includes specially allocated expenses and the cost of funding owner returns.
Other associates and joint ventures
In 2022, impairment reversal of $2m related to an associate in the Americas region and arose due to strong trading conditions in 2022 and significantly improved industry forecasts. The recoverable amount was measured at fair value less costs of disposal, using a discounted cash flow approach that measures the present value of projected income flows (over a
10-year
period) and the property sale. The key assumptions were RevPAR growth (which was in line with the Group forecast detailed in the 2022 Annual Report), discount rate of 9.75% and terminal capitalisation rate of 7.25%.
16. Other financial assets

	2023 $m	2022 $m

Equity securities	102	103

Restricted funds:

Ring-fenced amounts to satisfy insurance claims:

Cash	2	2

Money market funds	14	3

Bank accounts pledged as security	32	39

Other	2	1

	50	45

Trade deposits and loans	40	8

	192	156

Analysed as:

Current	7	–

Non-current	185	156

	192	156
Equity securities
The methodology to calculate fair value and the sensitivities to the relevant significant unobservable inputs are detailed in note 25.
The most significant investments are as follows:

	2023		2022
	Fair value $m	Dividend income $m	Fair value $m	Dividend income $m

Investment in entity which owns:

InterContinental The Willard Washington DC	27	1	27	–

InterContinental Grand Stanford Hong Kong	37	–	35	–

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	193

Group Financial Statements

Notes to the Group Financial Statements
continued

16. Other financial assets
continued
Restricted funds
Amounts ring-fenced to satisfy insurance claims are principally held in the Group’s Captive, which is a regulated entity.
The bank accounts pledged as security are subject to a charge in favour of the members of the UK unfunded pension arrangement (see note 27). The amounts pledged as security were reduced in the year with the trustees’ agreement, based on updated actuarial valuations. The bank accounts will continue to be pledged as security until the date at which the UK unfunded pension liabilities have been fully discharged, unless otherwise agreed with the trustees and amounts pledged may change in future years.
Expected credit losses
Other financial assets with a net value of $68m (2022: $50m) are subject to the expected credit loss model requirements of IFRS 9. Equity securities, money market funds and other amounts measured at fair value are excluded. The gross value of trade deposits and loans that were subject to the expected credit loss requirements is $40m with credit loss allowances of $9m (2022: $20m gross, $12m allowance). Other expected credit losses are considered to be immaterial.
Credit risk
Restricted funds are held with bank counterparties which are rated at least A+ based on S&P’s ratings.
The maximum exposure to credit risk of other financial assets at the end of the reporting period by geographic region is as follows:

	2023 $m	2022 $m

Americas	99	54

EMEAA	56	62

Greater China	37	40

	192	156
17. Trade and other receivables

	2023 $m	2022 $m

Current

Trade receivables	580	493

Other receivables	68	49

Prepayments	92	104

	740	646

Non-current

Finance lease receivables	6	2

Other receivables	3	1

Prepayments	4	–

	13	3
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

			2023			2022
	Gross $m	Credit loss allowance $m	Net $m	Gross $m	Credit loss allowance $m	Net $m

Not past due	354	(1)	353	307	(1)	306

Past due 1 to 30 days	88	(5)	83	76	(7)	69

Past due 31 to 90 days	69	(6)	63	57	(6)	51

Past due 91 to 180 days	51	(8)	43	46	(9)	37

Past due 181 to 360 days	38	(11)	27	34	(11)	23

Past due more than 361 days	86	(75)	11	90	(83)	7

	686	(106)	580	610	(117)	493

194	IHG | Annual Report and Form 20-F 2023

17. Trade and other receivables
continued

Movement in the allowance for expected credit losses	2023 $m	2022 $m

At 1 January	(117)	(133)

Reclassification to other receivables	–	9

Impairment reversal/(loss)	1	(5)

System Fund impairment loss	–	(7)

Amounts written off	9	17

Exchange and other adjustments	1	2

At 31 December	(106)	(117)
If the regional provision matrix was applied to all owner groups (rather than by reference to other sources of data), the provision would reduce by $13m (2022: $15m).
Credit risk
The Group trades only with recognised, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period by geographic region is as follows:

	2023 $m	2022 $m

Americas	359	321

EMEAA	199	152

Greater China	99	72

	657	545
18. Cash and cash equivalents

	2023 $m	2022 $m

Cash at bank and in hand	179	165

Short-term deposits	632	421

Money market funds	375	360

Repurchase agreements	136	30

Cash and cash equivalents as recorded in the Group statement of financial position	1,322	976

Bank overdrafts	(44)	(55)

Cash and cash equivalents as recorded in the Group statement of cash flows	1,278	921
Cash at bank and in hand includes bank balances of $51m (2022: $86m) which are matched by bank overdrafts of $44m (2022: $55m) under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day
cash management purposes and are managed as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position with the matching overdrafts held by the Group’s central treasury company in the UK. Accordingly, bank overdrafts are included within cash and cash equivalents for the purposes of the cash flow statement.
Cash and cash equivalents with restrictions on use

	2023 $m	2022 $m

Countries with restrictions on repatriation	30	24

Capital expenditure under lease agreements	14	11

Other restrictions	12	12

	56	47
Details of the credit risk on cash and cash equivalents is included in note 24.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	195

Group Financial Statements

Notes to the Group Financial Statements
continued

19. Trade and other payables

	2023 $m	2022 $m

Current

Trade payables	127	152

Other tax and social security payables	47	37

Other payables	135	173

Deferred purchase consideration	13	–

Accruals	389	335

	711	697

Non-current

Other payables	6	4

Deferred purchase consideration	–	12

Contingent purchase consideration (note 25)	69	65

	75	81
In 2022, current other payables included $29m and current accruals included $2m relating to the outstanding portion of the share repurchase programme. Of the total, $20m related to the unavoidable contractual cost of shares to be repurchased and $11m to the associated performance fee. Current other payables also included $18m relating to obligations created by the special allocation of expenses from an associate investment (see note 6).
Third-party bank loan guarantees
At 31 December 2023, the Group has issued financial guarantee contracts of up to $50m (2022: $50m). The carrying amount of these guarantees was nil in all periods presented. The largest guarantee has a gross guaranteed amount of $21m (2022: $21m) and the underlying loan matures in 2029. Should the Group fund any amount under the guarantee, there is a cross-indemnity that the Group would seek to pursue for the other parties’ share.
20. Provisions

	Commercial litigation and disputes $m	Self insurance reserves $m	Dilapidations and other $m	Total $m

At 31 December 2022 a	33	18	13	64

Provided	6	7	3	16

Utilised	(32)	(11)	(2)	(45)

Exchange and other adjustments	–	–	1	1

At 31 December 2023	7	14	15	36

Analysed as:

Current	–	5	5	10

Non-current	7	9	10	26

	7	14	15	36

a	Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’ (see New accounting standards and other presentational changes). Amounts reclassified as insurance liabilities are shown in note 21.
Commercial litigation and disputes
The utilisation of the provision principally reflects the settlement of commercial litigation and disputes in the Americas and EMEAA regions which were fully provided for in the prior year.
Self insurance reserves
Self insurance reserves consist of $12m of incurred but not reported (‘IBNR’) reserves and $2m of claims reported but not yet settled. $10m of these amounts relates to employment-related obligations. The utilisation of IBNR reserves is dependent on the timing of claims being reported and ultimately being settled; based on historical experience this is expected to be approximately five years. The maximum liabilities of the last five policy years is $49m, noting that actual claims did not significantly differ to estimates in 2023 or 2022.

196	IHG | Annual Report and Form 20-F 2023

21. Insurance

	2023 $m	2022 $m

At 1 January	32	25

Insurance expenses	21	9

Claims and other amounts paid	(15)	(2)

Impact of discounting and other changes	(1)	–

At 31 December	37	32

Analysed as:

Current	12	9

Non-current	25	23

	37	32

Incurred but not reported claims (‘IBNR’) a	20	25

Reported but not settled claims	17	7

	37	32

a	Includes unallocated loss expenses.
Of the total reserves, $19m (2022: $21m) relates to international general liability and $14m (2022: $7m) relates to workers’ compensation. The utilisation of IBNR reserves is dependent on the timing of claims being reported and ultimately being settled; based on historical experience this is expected to be approximately five years (2022: five years). The maximum liabilities of the last five policy years is $49m (2022: $42m). Actual claims have not significantly differed to estimates in the last five years.

	2023 $m	2022 $m

Revenue from insurance activities	21	15

Insurance expenses (inclusive of overhead costs)	(23)	(11)

Insurance result	(2)	4
22. Loans and other borrowings

	Maturity date	Discount at issue %	2023 $m	2022 $m

Current

Bank overdrafts (note 18)	n/a	n/a	44	55

€ 500m 1.625% bonds 2024	8 October 2024	0.437	555	–

			599	55

Non-current

€ 500m 1.625% bonds 2024	8 October 2024	0.437	–	534

£300m 3.75% bonds 2025	14 August 2025	0.986	387	365

£350m 2.125% bonds 2026	24 August 2026	0.550	449	423

€ 500m 2.125% bonds 2027	15 May 2027	0.470	559	539

£400m 3.375% bonds 2028	8 October 2028	1.034	509	480

€ 600m 4.375% bonds 2029	28 November 2029	0.098	663	–

			2,567	2,341

Total loans and other borrowings			3,166	2,396

Denominated in the following currencies:

Sterling			1,345	1,269

US dollars			44	53

Euros			1,777	1,073

Other			–	1

			3,166	2,396

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	197

Group Financial Statements

Notes to the Group Financial Statements
continued

22. Loans and other borrowings
continued
Bonds
Interest is payable annually on the dates in the table, at the rates stated.
Revolving Credit Facility (‘RCF’)
The $1,350m facility matures in 2028, with an option to extend for a further one year at the lender’s discretion. A variable rate of interest is payable on amounts drawn. There were no amounts drawn as at 31 December 2023 or 31 December 2022.
The Group has no uncommitted facilities at 31 December 2023 (2022: $30m of which $nil was drawn).
23. Net debt

		2023 $m	2022 $m

Cash and cash equivalents		1,322	976

Loans and other borrowings	– current	(599)	(55)

	– non-current	(2,567)	(2,341)

Lease liabilities	– current	(30)	(26)

	– non-current	(396)	(401)

Principal amounts payable/receivable on maturity of derivative financial instruments (note 24)		(2)	(4)

Net debt		(2,272)	(1,851)

Movement in net debt	2023 $m	2022 $m

Net increase/(decrease) in cash and cash equivalents, net of overdrafts	339	(393)

Add back financing cash flows in respect of other components of net debt:

Principal element of lease payments	28	36

(Issue)/repayment of long-term bonds	(657)	209

	(629)	245

Increase in net debt arising from cash flows	(290)	(148)

Other movements:

Lease liabilities	(25)	(48)

Increase in accrued interest	(2)	(1)

Exchange and other adjustments	(104)	227

	(131)	178

(Increase)/decrease in net debt	(421)	30

Net debt at beginning of the year	(1,851)	(1,881)

Net debt at end of the year	(2,272)	(1,851)
  Net debt as calculated for bank covenants can be found on page 201.

198	IHG | Annual Report and Form 20-F 2023

23. Net debt
continued
Loans and other borrowings (excluding bank overdrafts), lease liabilities and currency swaps and forwards comprise the liabilities included in the financing activities section of the Group statement of cash flows and their movements are analysed as follows:

	At 1 January 2023 $m	Financing cash flows $m	Exchange adjustments $m	Other $m	a,b	At 31 December 2023 $m

Lease liabilities	427	(28)	2	25		426

€ 500m 1.625% bonds 2024	534	–	20	1		555

£300m 3.75% bonds 2025	365	–	22	–		387

£350m 2.125% bonds 2026	423	–	25	1		449

€ 500m 2.125% bonds 2027	539	–	20	–		559

£400m 3.375% bonds 2028	480	–	28	1		509

€ 600m 4.375% bonds 2029	–	657	8	(2)		663

	2,768	629	125	26		3,548

Currency swaps	4	–	–	16		20

Currency forwards	–	–	–	(15)		(15)

	2,772	629	125	27		3,553

	At 1 January 2022 $m	Financing cash flows $m	Exchange adjustments $m	Other $m	b	At 31 December 2022 $m

Lease liabilities	419	(36)	(4)	48		427

£173m 3.875% bonds 2022	233	(209)	(24)	–		–

€ 500m 1.625% bonds 2024	565	–	(32)	1		534

£300m 3.75% bonds 2025	408	–	(45)	2		365

£350m 2.125% bonds 2026	473	–	(50)	–		423

€ 500m 2.125% bonds 2027	570	–	(32)	1		539

£400m 3.375% bonds 2028	537	–	(57)	–		480

	3,205	(245)	(244)	52		2,768

Currency swaps	62	–	–	(58)		4

	3,267	(245)	(244)	(6)		2,772

a	The non-cash increase in lease liabilities principally arises from additions and other re-measurements.

b	The change in value of currency swaps represents fair value movements and, in 2023, additions.
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
Foreign exchange risk
Movements in foreign exchange rates can affect the Group’s reported profit or loss, net liabilities and its interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s reported debt has an exposure to borrowings held in sterling and euros. After the effect of currency swaps, the Group holds its bond debt in sterling, which is the primary currency of shareholder returns, and in US dollars, the predominant currency of the Group’s revenue and cash flows. US dollar borrowing or currency derivatives may also act as a net investment hedge of US dollar denominated assets.
When the Group borrows in currencies different from the functional currency of the borrowing entity, currency swaps are transacted at the same time to minimise foreign exchange risk. Currency swaps were transacted against the
€
500m 2.125% 2027 and
€
500m 1.625% 2024 bonds, in November 2018 and October 2020 respectively, swapping the bonds’ proceeds and interest flows into sterling. Similar currency swaps were transacted against the
€
600m 4.375% 2029 bonds in November 2023, swapping the bond proceeds and interest flows into US dollars (see page 200).
Interest rate risk
The Group is exposed to interest rate risk in relation to its fixed and floating rate borrowings. The Group’s policy requires a minimum of 50% fixed rate debt over the next 12 months. With the exception of overdrafts, 100% of borrowings were fixed rate debt at 31 December 2023 (2022: 100%).

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	199

Group Financial Statements

Notes to the Group Financial Statements
continued

24. Financial risk management and derivative financial instruments
continued
Derivative financial instruments
Derivatives are recorded in the Group statement of financial position at fair value (see note 25) as follows:

Derivatives	2023 $m	2022 $m

Currency swaps	(20)	(4)

Currency forwards	15	–

Analysed as:

Non-current assets	20	7

Current liabilities	(25)	–

Non-current liabilities	–	(11)

	(5)	(4)
The carrying amount of currency swaps and forwards comprises $2m loss (2022: $4m loss) relating to exchange movements on the underlying principal, included within net debt (see note 23), and a $3m loss (2022: $nil) relating to other fair value movements.
Details of the credit risk on derivative financial instruments are included on page 203.
Currency swaps and forwards have been transacted as follows:

Date of designation	Hedge type	Pay leg	Interest rate	Receive leg	Interest rate	Maturity	Risk	Hedged item

November 2018	Cash flow	£436m	3.5%	€ 500m	2.125%	May 2027	Foreign exchange	€ 500m 2.125% bonds 2027

October 2020	Cash flow	£454m	2.7%	€ 500m	1.625%	October 2024	Foreign exchange	€ 500m 1.625% bonds 2024

November 2023	Cash flow	$657m	6.0%	€ 600m	4.375%	November 2029	Foreign exchange	€ 600m 4.375% bonds 2029

October 2023	Net investment	$425m	n/a	£344m	n/a	October 2028	Spot foreign exchange	Net assets of specified subsidiaries with US dollar foreign currency
Cash flow hedges
There is an economic relationship between the hedged item and the hedging instrument as the critical terms are aligned, such that the hedge ratio is
1:1
.
The change in the fair value of hedging instruments used to measure hedge ineffectiveness in the period mirrors that of the hypothetical derivative (hedged item) and was $14m loss (2022: $48m gain).
Hedge ineffectiveness arises where the cumulative change in the fair value of the swaps exceeds the change in fair value of the future cash flows of the bonds, and may be due to any opening fair value of the hedging instrument, or a change in the credit risk of the Group or counterparty. There was no cumulative ineffectiveness in 2023 or 2022.
Amounts recognised in the cash flow hedge reserves are analysed in note 29.
Net investment hedges
The Group designates the following as net investment hedges of its foreign operations, being the net assets of certain Group subsidiaries with a US dollar functional currency:

•	Borrowings under the RCF;

•	Long-dated currency forward contracts; and

•	Certain short-dated foreign exchange swaps.
There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a foreign exchange risk that will match the foreign exchange risk on the US dollar borrowings or foreign exchange swaps or forwards. The hedge ratio is 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component. Hedge effectiveness is assessed by comparing changes in the carrying amount of the hedging instrument that is attributable to a change in the spot rate with changes in the investment in the foreign operation due to movements in the spot rate.
The change in value of hedging instruments recognised in the currency translation reserve through other comprehensive income was a gain of $15m (2022: $6m loss). There was no ineffectiveness recognised in the Group income statement during the current or prior year.

200	IHG | Annual Report and Form 20-F 2023

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

		2023 $m	2022 $m	2021 $m

(Decrease)/increase in profit before tax

Sterling: US dollar exchange rate	$0.05 fall	(14)	(3)	7

Euro: US dollar exchange rate	$0.05 fall	(3)	–	–

US dollar interest rates	1% increase	2	4	7

Sterling interest rates	1% increase	9	4	5

(Increase)/decrease in net liabilities

Sterling: US dollar exchange rate	$0.05 fall	(12)	27	29

Euro: US dollar exchange rate	$0.05 fall	49	50	50

Sterling: euro exchange rate	€ 0.05 fall	64	60	67
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
Cash and cash equivalents are held in short-term deposits, repurchase agreements and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the UK or US, although $30m (2022: $24m) is held in countries where repatriation is restricted (see note 18).
Medium- and long-term borrowing requirements are met through committed bank facilities and bonds as detailed in note 22.
The RCF contains two financial covenants: interest cover (Covenant EBITDA: Covenant interest payable) and a leverage ratio (Covenant net debt: Covenant EBITDA). These are tested at half year and full year on a trailing
12-month
basis.

	31 December 2023 and 2022	31 December 2021

Covenant test levels for RCF

Leverage	<4.0x	waived

Interest cover	>3.5x	waived

Liquidity	n/a	$400m	a

a	Defined as unrestricted cash and cash equivalents (net of bank overdrafts) plus undrawn facilities with a remaining term of at least six months.

	2023	2022	2021 a

Covenant measures

Covenant EBITDA ($m)	1,086	896	601

Covenant net debt ($m)	2,328	1,898	1,801

Covenant interest payable ($m)	88	109	133

Leverage	2.14	2.12	3.00

Interest cover	12.34	8.22	4.52

Liquidity ($m)	n/a	n/a	2,655

a	At 31 December 2021, the leverage and interest covenants under the previous facilities were waived and replaced with a liquidity requirement of $400m.
The interest margin payable on the RCF is linked to the Group’s credit rating and is currently 0.60%.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	201

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

31 December 2023	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m

Non-derivative financial liabilities:

Bank overdrafts	44	–	–	–	44

€ 500m 1.625% bonds 2024	563	–	–	–	563

£300m 3.75% bonds 2025	14	397	–	–	411

£350m 2.125% bonds 2026	9	9	456	–	474

€ 500m 2.125% bonds 2027	12	12	577	–	601

£400m 3.375% bonds 2028	17	17	561	–	595

€ 600m 4.375% bonds 2029	29	29	87	694	839

Lease liabilities	57	52	130	3,164	3,403

Trade and other payables (excluding deferred and contingent purchase consideration)	651	1	3	2	657

Deferred and contingent purchase consideration	13	–	81	–	94

Financial guarantee contracts	50	–	–	–	50

Derivative financial liabilities:

Currency swaps hedging € 500m 1.625% bonds 2024 outflows	594	–	–	–	594

Currency swaps hedging € 500m 1.625% bonds 2024 inflows	(563)	–	–	–	(563)

Currency swaps hedging € 500m 2.125% bonds 2027 outflows	19	19	585	–	623

Currency swaps hedging € 500m 2.125% bonds 2027 inflows	(12)	(12)	(577)	–	(601)

Currency swaps hedging € 600m 4.375% bonds 2029 outflows	40	40	119	696	895

Currency swaps hedging € 600m 4.375% bonds 2029 inflows	(29)	(29)	(87)	(694)	(839)

Forward currency contract 2028 inflows	–	–	(438)	–	(438)

Forward currency contract 2028 outflows	–	–	425	–	425

31 December 2022 a	Less than 1 year $m	Between 1 and 2 years $m	Between 2 and 5 years $m	More than 5 years $m	Total $m

Non-derivative financial liabilities:

Bank overdrafts	55	–	–	–	55

€ 500m 1.625% bonds 2024	9	543	–	–	552

£300m 3.75% bonds 2025	14	14	375	–	403

£350m 2.125% bonds 2026	9	9	439	–	457

€ 500m 2.125% bonds 2027	11	11	568	–	590

£400m 3.375% bonds 2028	16	16	49	498	579

Lease liabilities	53	50	126	3,201	3,430

Trade and other payables (excluding deferred and contingent purchase consideration)	660	1	1	2	664

Deferred and contingent purchase consideration	–	13	39	42	94

Financial guarantee contracts	50	–	–	–	50

Derivative financial liabilities:

Currency swaps hedging € 500m 1.625% bonds 2024 outflows	14	561	–	–	575

Currency swaps hedging € 500m 1.625% bonds 2024 inflows	(9)	(543)	–	–	(552)

Currency swaps hedging € 500m 2.125% bonds 2027 outflows	18	18	571	–	607

Currency swaps hedging € 500m 2.125% bonds 2027 inflows	(11)	(11)	(568)	–	(590)

a	Re-presented for the application of IFRS 9 ‘Financial Instruments’ to financial guarantee contracts.

202	IHG | Annual Report and Form 20-F 2023

24. Financial risk management and derivative financial instruments
continued
Credit risk
Credit risk on cash and cash equivalents is minimised by operating a policy on the investment of surplus cash that generally restricts counterparties to those with a
BBB-
credit rating or better or those providing adequate security. The Group uses long-term credit ratings from S&P, Moody’s and Fitch Ratings as a basis for setting its counterparty limits.
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
The table below analyses the Group’s short-term deposits, money market funds and repurchase agreement collateral classified as cash and cash equivalents by counterparty credit rating:

31 December 2023	AAA $m	AA+ $m	AA $m	AA- $m	A+ $m	A $m	A- $m	BBB+ and below $m	Total $m

Short-term deposits	–	–	–	129	147	258	77	21	632

Money market funds	375	–	–	–	–	–	–	–	375

Repurchase agreement collateral	110	6	–	20	–	–	–	–	136

31 December 2022	AAA $m	AA+ $m	AA $m	AA- $m	A+ $m	A $m	A- $m	BBB+ and below $m	Total $m

Short-term deposits	–	–	–	66	127	141	50	37	421

Money market funds	360	–	–	–	–	–	–	–	360

Repurchase agreement collateral	22	2	6	–	–	–	–	–	30
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
The Group’s debt is monitored on the basis of a cash flow leverage ratio, being net debt divided by adjusted EBITDA. The Group has a stated aim of maintaining this ratio at 2.5x to 3.0x. The ratio at 31 December 2023 (which differs from the ratio as calculated for covenant tests) was 2.09 (2022: 2.07).
The Group currently has a senior unsecured long-term credit rating of BBB from S&P and obtained, in 2023, a Baa2 rating from Moody’s. In the event of either rating being downgraded below
BBB-
and Baa3 respectively (a downgrade of two levels) there would be an additional step-up
coupon of 1.25% payable on the bonds which are subject to those ratings.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	203

Group Financial Statements

Notes to the Group Financial Statements
continued

25. Classification and measurement of financial instruments
Accounting classification and fair value hierarchy

		2023				2022
Hierarchy of fair value measurement		Fair value a $m	Amortised cost $m	Not categorised as a financial instrument $m	Total $m	Fair value a $m	Amortised cost $m	Not categorised as a financial instrument $m	Total $m

Financial assets

Other financial assets	1,3 b	124	68	–	192	106	50	–	156

Cash and cash equivalents	1	375	947	–	1,322	360	616	–	976

Derivative financial instruments	2	20	–	–	20	7	–	–	7

Deferred compensation plan investments	1	250	–	–	250	216	–	–	216

Trade and other receivables	–	–	651	102	753	–	542	107	649

Financial liabilities

Derivative financial instruments	2	25	–	–	25	11	–	–	11

Deferred compensation plan liabilities	1	250	–	–	250	216	–	–	216

Loans and other borrowings	–	–	3,166	–	3,166	–	2,396	–	2,396

Trade and other payables	3	69	670	47	786	83	658	37	778

a
With the exception of equity securities of $87m (2022: $88m) measured at fair value through other comprehensive income, all are measured at fair value through profit or loss. Of those, the financial assets related to the deferred compensation plan investments were designated as such upon initial recognition.

b	Of those measured at fair value, $14m (2022: $3m) are Level 1 and $110m (2022: $103m) are Level 3.
Financial assets and liabilities measured at amortised cost whose carrying amount is not a reasonable approximation of fair value are as follows:

Hierarchy of			2023		2022
fair value measurement		Carrying value $m	Fair value $m	Carrying value $m	Fair value $m

€ 500m 1.625% bonds 2024	1	555	545	534	511

£300m 3.75% bonds 2025	1	387	373	365	344

£350m 2.125% bonds 2026	1	449	416	423	367

€ 500m 2.125% bonds 2027	1	559	535	539	492

£400m 3.375% bonds 2028	1	509	476	480	417

€ 600m 4.375% bonds 2029	1	663	689	–	–
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
Unquoted equity securities
Unquoted equity securities are fair valued using a discounted cash flow model, either internally or using professional external valuers. The significant unobservable inputs used to determine the fair value of the equity securities are RevPAR growth (based on the market-specific growth assumptions used by external valuers), pre-tax
discount rate which ranged from 6.4% to 10.0% (2022: 6.3% to 10.0%), and a non-marketability
factor which ranged from 20.0% to 30.0% (2022: 20.0% to 30.0%).
There is no material sensitivity arising from changes in assumptions.

204	IHG | Annual Report and Form 20-F 2023

25. Classification and measurement of financial instruments
continued
Derivative financial instruments and other payables
Currency swaps and currency forwards are measured at the present value of future cash flows discounted back based on quoted forward exchange rates and the applicable yield curves derived from quoted interest rates. Adjustments for credit risk use observable credit default swap spreads.
The put option over part of the Group’s investment in the Barclay associate was valued at $nil at 31 December 2023 and 2022. The value is equal to the excess of the amount receivable under the option (which is based on the Group’s capital invested to date) over fair value and is also affected by specially allocated expenses which resulted in an obligation of $18m in 2022 which reversed in 2023 (see note 6). The fair value of the hotel was derived from a pricing opinion provided by a professional external valuer which is categorised as a Level 3 fair value measurement. The fair value of the hotel could fall by $38m before a liability arises.
Deferred purchase consideration
Deferred purchase consideration arose in respect of the acquisition of Regent, and comprises $13m payable in 2024. The first instalment of $13m was paid in 2021.
Contingent purchase consideration
Regent $69m (2022: $65m)
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
The value of the contingent purchase consideration is subject to periodic reassessment as interest rates and RHW revenue expectations change. At 31 December 2023, it is assumed that $39m will be paid in 2026 to acquire an additional 25% of RHW with the remaining 24% acquired in 2028 for $42m. This assumes that the options will be exercised at the earliest permissible date which is consistent with the assumption made on acquisition. The amount recognised is the discounted value of the total expected amount payable of $81m. The discount rate applied is based on observable US corporate bond rates of similar term to the expected payment dates. The range of possible outcomes remains unchanged from the date of acquisition at $81m to $261m (undiscounted).
The significant unobservable inputs used to determine the fair value of the contingent purchase consideration are the projected trailing revenues of RHW and the date of exercising the options. If the annual trailing revenue of RHW were to exceed the floor by 10%, the amount of the contingent purchase consideration recognised in the Group Financial Statements would increase by $7m (2022: $6m). If the date for exercising the options is assumed to be 2033, the amount of the undiscounted contingent purchase consideration would be $86m (2022: $86m).
Level 3 reconciliation

	Other financial assets $m	Other payables $m	Contingent purchase consideration $m

At 1 January 2022	106	–	(73)

Valuation losses recognised in other comprehensive income	(1)	–	–

Unrealised changes in fair value a	–	(18)	8

Exchange adjustments	(2)	–	–

At 31 December 2022	103	(18)	(65)

Valuation losses recognised in other comprehensive income	(2)	–	–

Additions	8	–	–

Unrealised changes in fair value a	–	18	(4)

Exchange and other adjustments	1	–	–

At 31 December 2023	110	–	(69)

a
The change in the fair value of other payables was recognised within share of profits/(losses) from associates and joint ventures in the Group income statement and is presented as an exceptional item (see note 6).

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	205

Group Financial Statements

Notes to the Group Financial Statements
continued

26. Reconciliation of profit for the year to cash flow from operations

	2023 $m	2022 $m	2021 $m

Profit for the year	750	376	265

Adjustments for:

Net financial expenses	52	96	139

Fair value losses/(gains) on contingent purchase consideration	4	(8)	(6)

Income tax charge	260	164	96

Operating profit adjustments:

Impairment (reversal)/loss on financial assets	(1)	5	–

Other net impairment (reversals)/charges	–	(5)	4

Other operating exceptional items	(28)	100	25

Depreciation and amortisation	67	68	98

	38	168	127

Contract assets deduction in revenue	37	32	35

Share-based payments cost	36	30	28

Share of (profits)/losses of associates and joint ventures (before exceptional items)	(13)	(1)	8

	60	61	71

System Fund adjustments:

Depreciation and amortisation	83	86	94

Impairment loss/(reversal) on financial assets	–	7	(6)

Other impairment reversals	–	–	(3)

Share-based payments cost	20	16	13

Share of losses of associates	3	1	2

	106	110	100

Working capital and other adjustments:

Increase in deferred revenue	123	108	39

Decrease in inventories	–	–	1

Increase in trade and other receivables	(70)	(132)	(75)

Increase in trade and other payables	31	121	153

Other adjustments	(5)	4	(8)

	79	101	110

Cash flows relating to exceptional items	(29)	(43)	(12)

Contract acquisition costs, net of repayments	(101)	(64)	(42)

Total adjustments	469	585	583

Cash flow from operations	1,219	961	848

206	IHG | Annual Report and Form 20-F 2023

27. Retirement benefits
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
Residual defined benefit obligations remain in respect of additional benefits provided to members of an unfunded pension arrangement (‘UK plan’) who were affected by lifetime or annual allowances under the former defined benefit arrangements. Accrual under this arrangement ceased with effect from 1 July 2013 and a cash-out
offer in 2014 resulted in the extinguishment of approximately 70% of the unfunded pension obligations. The Group meets the benefit payment obligations of the remaining members as they fall due. A charge over certain ring-fenced bank accounts totalling $32m (£25m) at 31 December 2023 (see note 16) is currently held as security on behalf of the remaining members.
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
Movement in UK and US retirement benefit obligations

	Net defined benefit obligation

	2023 $m	2022 $m	2021 $m

At 1 January	66	92	103

Recognised in profit or loss

Interest expense	3	2	2

	3	2	2

Recognised in other comprehensive income

Actuarial loss/(gain) arising from changes in:

Demographic assumptions	(1)	(1)	(3)

Financial assumptions	2	(22)	(3)

Experience adjustments	1	2	(1)

Re-measurement loss/(gain)	2	(21)	(7)

Exchange adjustments	–	(2)	(1)

	2	(23)	(8)

Other

Group contributions	(5)	(5)	(5)

	(5)	(5)	(5)

At 31 December	66	66	92

Comprising:

UK plan	19	18	30

US plans	34	35	45

US post-retirement plan	13	13	17

	66	66	92
The value of benefits paid is equal to contributions paid into the plans by the Group.

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	207

Group Financial Statements

Notes to the Group Financial Statements
continued

27. Retirement benefits
continued
Assumptions
The principal financial assumptions used by the actuaries to determine the defined benefit obligations are:

	2023%	2022%	2021%

UK plan only:

Pension increases	3.1	3.2	3.4

Inflation rate	3.1	3.2	3.4

Discount rate:

UK plan	4.8	5.0	1.8

US plans	4.7	4.9	2.4

US post-retirement plan	4.7	4.9	2.4

US healthcare cost trend rate assumed for the next year:

Pre-65 (ultimate rate reached in 2034)	7.8	6.9	6.2

Post-65 (ultimate rate reached in 2034)	8.6	7.3	6.5

Ultimate rate that the cost rate trends to	4.5	4.5	4.5
Mortality is the most significant demographic assumption. The current assumptions for the UK are based on the S3PA ‘light’ year of birth tables with projected mortality improvements using the CMI_2022 model and a 1.25% per annum long-term trend and a smoothing parameter
(‘s-kappa’)
of 7.0 with weightings of 92% and 86% for pensioners and 87% and 86% for non-pensioners,
male and female respectively. In the US, the current assumptions use rates from the
Pri-2012
Mortality Study and Generationally Projected with Scale
MP-2021
mortality tables. The assumptions applied to the UK plan and US plans for life expectancy at retirement age are as follows:

		UK			US
		2023 years	2022 years	2021 years	2023 years	2022 years	2021 years
Current pensioners at 65 a	– male	23	24	24	22	22	22
	– female	25	26	26	23	23	23
Future pensioners at 65 b	– male	23	25	25	23	23	23
	– female	25	27	28	25	25	25

a	Relates to assumptions based on longevity following retirement at the end of the reporting period.

b	Relates to assumptions based on longevity relating to an employee retiring in 2043.
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
year-end
conditions and assuming no interdependency between the assumptions:

		2023 $m	2022 $m

Discount rate	1% decrease	6	7

	1% increase	(6)	(5)

Inflation rate	0.25% decrease	(1)	(1)

	0.25% increase	1	1

Mortality rate	One-year increase	3	3

Healthcare costs trend rate	1% decrease	(1)	(1)

	1% increase	1	1
Estimated future benefit payments

	2023 $m	2022 $m

Within one year	5	5

Between one and five years	21	20

More than five years	86	89

	112	114

208	IHG | Annual Report and Form 20-F 2023

27. Retirement benefits
continued
Average duration of pension obligations

	2023 years	2022 years

UK plan	13.0	14.0

US plans	7.5	7.6

US post-retirement plan	8.0	8.0
Other pension plans
Philippines
The Group maintains a further, immaterial, pension plan for employees in the Philippines which is accounted for as a defined benefit plan.
At 31 December 2023, the net retirement benefit asset was $3m (2022: $2m) comprising plan assets of $12m (2022: $9m) and a defined benefit obligation of $9m (2022: $7m). Plan assets comprise $7m (2022: $6m) domestic government securities, $3m (2022: $2m) domestic equity investments, $1m (2022: $1m) money market funds and $1m (2022: $nil) domestic corporate bonds.
Contributions in the year were $2m (2022: $1m); the charge to System Fund and reimbursables was $1m (2022: $1m) and all other movements were less than $1m (2022: less than $1m).
Key assumptions used in the valuation are the discount rate of 6.0% (2022: 7.0%) and the rate of salary increases of 6.0% (2022: 6.0%). The weighted average duration of liabilities is 11 years (2022: 11 years); estimated future benefit payments are less than $1m in all years.
Defined contribution plans
The Group also operates a number of smaller pension plans outside the UK, the most significant of which is a defined contribution plan in the US.
28. Share-based payments
In 2023, the new Deferred Award Plan rules (‘DAP’) replaced the IHG Annual Performance Plan (‘APP’) and Long Term Incentive Plan (‘LTIP’) as a simplified, combined set of plan rules which govern the Company’s discretionary incentive plans.
Awards granted under the DAP can consist of Deferred Annual Incentive (‘DAI’), Long-Term Incentive (‘LTI’), Restricted Stock Unit (‘RSU’) and other ad hoc awards.
The DAP rules were approved at the AGM on 5 May 2023, with all LTI and RSU awards granted after this date and DAI awards granted in respect of 2024 and future APP years being subject to the rules of the DAP. All previously granted awards will still be subject to the LTIP and APP rules respectively. In the transition to the DAP, there have been no changes to accounting for the awards.
Annual Performance/Deferred Annual Incentive Awards
Eligible employees (including Executive Directors) may receive all or part of their bonus in the form of deferred shares and/or receive one-off
awards of shares. Deferred shares in relation to annual performance-related bonus plans are released on the third anniversary of the award date. Awards are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason. The grant of deferred shares under the APP/DAP is at the discretion of the Remuneration Committee.
The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related bonus award by the average of the middle market quoted prices on the three consecutive business days following the announcement of the Group’s results for the relevant financial year.
Long Term Incentive Plan and Restricted Stock Units
Executive Directors and eligible employees may receive conditional share awards, which normally have a vesting period of three years, subject to continued employment. In addition, certain LTI awards made to Executive Directors are normally subject to a further two-year
holding period after vesting.
LTI awards are subject to performance-based vesting conditions set by the Remuneration Committee, which are normally measured over the vesting period.
Awards are normally made annually and, except in exceptional circumstances, will not exceed 3.5 or 5 times salary for eligible employees under the LTIP or DAP rules respectively.
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

More detailed information on the performance measures for awards to Executive Directors is shown in the Directors’ Remuneration Report on pages 128 to 13 3 .

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	209

Group Financial Statements

Notes to the Group Financial Statements
continued

28. Share-based payments
continued
Costs relating to share-based payment transactions

	2023 $m	2022 $m	2021 $m

Equity-settled

Operating profit before System Fund, reimbursables and exceptional items	31	28	26

System Fund	20	16	13

	51	44	39

Cash-settled

Operating profit before System Fund, reimbursables and exceptional items	5	2	2

	56	46	41
No consideration was received in respect of ordinary shares issued under option schemes during 2023, 2022 or 2021.
Option pricing models, assumptions and movements in awards outstanding

	APP			LTIP
	Binomial valuation model			Monte Carlo Simulation, Binomial and Finnerty valuation models
Option pricing models and assumptions	2023	2022	2021	2023	2022	2021

Weighted average share price (pence)	5,571.7	5,018.3	5,009.0	5,318.0	4,875.0	4,980.0

Expected dividend yield				2.52% to 2.77%	2.29% to 2.67%	1.11%

Risk-free interest rate				3.85%	1.29%	0.09%

Volatility a				29% to 30%	35% to 45%	43%

Term (years)	2.3	1.7	1.5	3.0	3.0	3.0

a	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

	APP/DAP		LTIP/DAP
Number of share awards (thousands)		Performance-related awards/LTI	Restricted stock units

Outstanding at 1 January 2021	413	814	1,421

Granted	90	281	442

Vested	(147)	(70)	(391)

Lapsed or cancelled	(8)	(153)	(122)

Outstanding at 31 December 2021	348	872	1,350

Granted	236	323	706

Vested	(254)	(23)	(391)

Lapsed or cancelled	(9)	(239)	(90)

Outstanding at 31 December 2022	321	933	1,575

Granted	214	329	683

Vested	(186)	(180)	(533)

Lapsed or cancelled	(17)	(246)	(63)

Outstanding at 31 December 2023	332	836	1,662

Fair value of awards granted during the year (cents)

2023	6,926.4	3,169.7	6,351.0

2022	6,180.2	3,770.0	5,656.4

2021	6,888.5	4,676.3	6,559.7

Weighted average remaining contract life (years)

At 31 December 2023	1.5	1.3	1.3

At 31 December 2022	1.0	1.1	1.2

At 31 December 2021	0.5	1.2	1.2
The above awards do not vest until the performance and service conditions have been met.
The weighted average share price at the date of exercise for share awards vested during the year was 5,470.3p (2022: 4,950.5p). The closing share price on 31 December 2023 was 7,090.0p (31 December 2022: 4,744.0p) and the range during the year was 4,832.0p to 7,118.0p (2022: 4,193.0p to 5,338.0p).

210	IHG | Annual Report and Form 20-F 2023

29. Equity
Equity share capital

Allotted, called up and fully paid	Number of shares millions	Nominal value $m	Share premium $m	Equity share capital $m

At 1 January 2021 (ordinary shares of 20 340 / 399 p each)	187	53	103	156

Exchange adjustments	–	–	(2)	(2)

At 31 December 2021 (ordinary shares of 20 340 / 399 p each)	187	53	101	154

Repurchased and cancelled under share repurchase programme	(4)	(1)	–	(1)

Exchange adjustments	–	(6)	(10)	(16)

At 31 December 2022 (ordinary shares of 20 340 / 399 p each)	183	46	91	137

Repurchased and cancelled under share repurchase programme	(11)	(3)	–	(3)

Exchange adjustments	–	3	4	7

At 31 December 2023 (ordinary shares of 20 340 / 399 p each)	172	46	95	141
Under the authority given to the Company by shareholders at the AGM held on 6 May 2022 to purchase its own shares, in August 2022 the Board approved a $500m share buyback programme that commenced on 9 August 2022 and completed on 31 January 2023. In February 2023 the Board approved a further $750m share buyback programme which completed on 29 December 2023. In the year ended 31 December 2023, 10.9m shares were repurchased for total consideration of $790m including $28m transaction costs and subsequently cancelled. Of the total consideration, $38m relates to the completion of the 2022 programme and $752m relates to the 2023 programme. The cost of treasury shares and related transaction costs have been deducted from retained earnings. In the year ended 31 December 2022, 9.1m shares were repurchased for total consideration of $482m including $2m transaction costs, of which 4.5m were held as treasury shares and 4.6m were cancelled.
When approving shareholder returns in 2022 and 2023, the Board first reviewed the Parent Company Financial Statements to confirm availability of sufficient distributable reserves.
In February 2024, the Board approved a further $800m share buyback programme. A resolution to renew the authority to repurchase shares will be put to shareholders at the AGM on 3 May 2024.
The Company no longer has an authorised share capital.
Shares held by employee share trusts

	Number of shares millions	Carrying value $m	Market value $m

31 December 2023	0.8	35.0	73.6

31 December 2022	1.1	37.0	62.8

31 December 2021	0.9	21.7	57.3
Shares held by employee share trusts includes 0.2m shares (2022: 0.2m shares) held in a nominee account on behalf of participants.
Treasury shares

	Number of shares millions	Nominal value $m

At 1 January 2021	5.1	1.4

Transferred to employee share trusts	(1.4)	(0.4)

At 31 December 2021	3.7	1.0

Transferred to employee share trusts	(0.7)	(0.2)

Repurchased under share repurchase programme	4.5	1.1

At 31 December 2022	7.5	1.9

Transferred to employee share trusts	(0.5)	(0.1)

Exchange adjustments	–	0.1

At 31 December 2023	7.0	1.9

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	211

Group Financial Statements

Notes to the Group Financial Statements
continued

29. Equity
continued
Cash flow hedge reserves

	Cash flow hedge reserve $m	Cost of hedging reserve $m	Total $m

At 1 January 2021	(11)	(13)	(24)

Costs of hedging deferred and recognised in other comprehensive income	–	2	2

Change in fair value of currency swaps recognised in other comprehensive income	(62)	–	(62)

Reclassified from other comprehensive income to profit or loss – included in financial expenses	96	–	96

Deferred tax	(7)	–	(7)

At 31 December 2021	16	(11)	5

Costs of hedging deferred and recognised in other comprehensive income	–	3	3

Change in fair value of currency swaps recognised in other comprehensive income	33	–	33

Reclassified from other comprehensive income to profit or loss – included in financial expenses	(43)	–	(43)

Deferred tax	2	–	2

At 31 December 2022	8	(8)	–

Change in fair value of currency swaps recognised in other comprehensive income	(30)	–	(30)

Reclassified from other comprehensive income to profit or loss – included in financial expenses	28	–	28

At 31 December 2023	6	(8)	(2)
Amounts reclassified from other comprehensive income to financial expenses comprise $14m (2022: $14m, 2021: $15m) net interest payable on the currency swaps and an exchange loss of $14m (2022: $57m gain, 2021: $81m loss) which offsets a corresponding gain or loss on the hedged bonds.
30. Contingencies and commitments
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
The Group holds third-party insurance policies in respect of cyber risks. It is expected that any further payment of claims will be recoverable under insurance policies, subject to specific agreement with the insurance providers.
Litigation
From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known; such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a material effect on the Group’s financial position or profitability. Previously reported contingent liabilities have been resolved or are considered remote.
It is the view of the Directors that, other than to the extent that liabilities have been provided for in these Group Financial Statements (see note 20), it is not possible to quantify any loss to which these proceedings may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group’s financial position.
Other items
At 31 December 2023, the Group had outstanding letters of credit of $68m (2022: $55m) mainly relating to the Group’s Captive. The letters of credit do not have set expiry dates, but are reviewed and amended as required.
The Group had total commitments for capital expenditure of $10m at 31 December 2023 (2022: $6m). The Group has also committed to invest $3m (2022: $6m) in one of its associates.

212	IHG | Annual Report and Form 20-F 2023

31. Related party disclosures
Key management personnel

Total compensation	2023 $m	2022 $m	2021 $m
Short-term employment benefits	18.6	18.7	19.3
Contributions to defined contribution pension plans	0.5	0.5	0.5
Equity compensation benefits a	15.8	13.4	8.1
	34.9	32.6	27.9

a	As measured in accordance with IFRS 2 ‘Share-based Payment’.
There were no other transactions with key management personnel, defined as the Board and Executive Committee, during the years ended
31 December 2023, 2022 or 2021.
Associates and joint ventures

	2023 $m	2022 $m	2021 $m

Fee revenue	11	9	3

Amounts receivable	19	10	11

Amounts payable	(10)	–	–
The Group has a performance guarantee with a maximum exposure remaining of $6m (2022: $10m) for one associate. In 2021, the Group had an outstanding guarantee of $12m against the bank loan of another associate.
The Group funds shortfalls in owner returns relating to the Barclay associate (see note 15). In addition, loans both to and from the Barclay associate of $237m (2022: $237m) are offset in accordance with the provisions of IAS 32 ‘Financial Instruments: Presentation’ and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent. The loans have an average interest rate of 4.0% (2022: 2.7%) and interest is presented net in the Group income statement. Notes 6 and 15 contain details of other transactions with the Barclay associate.
Amounts receivable include $12m preferred equity investments in two associates which is presented within Other financial assets.
32. System Fund and reimbursables
System Fund and reimbursable revenues and expenses comprise:

	2023 $m	2022 $m	2021 $m

System Fund revenues	1,564	1,217	928

Reimbursable revenues	896	832	589

System Fund and reimbursable revenues	2,460	2,049	1,517

System Fund expenses	(1,545)	(1,322)	(939)

Reimbursable expenses	(896)	(832)	(589)

System Fund and reimbursable expenses	(2,441)	(2,154)	(1,528)
System Fund revenues include:

	2023 $m	2022 $m	2021 $m

Assessment fees and contributions received from hotels and other revenues	1,185	989	727

Loyalty programme revenues, net of the cost of point redemptions	379	228	201
System Fund expenses include:

	2023 $m	2022 $m	2021 $m

Marketing	498	408	147

Staff costs	399	341	304

Depreciation and amortisation	83	86	94

Impairment loss/(reversal) on trade receivables (note 17)	–	7	(6)

Other net impairment reversals (note 14)	–	–	(3)

Notes to the Group Financial Statements	IHG | Annual Report and Form 20-F 2023	213

Group Financial Statements

Notes to the Group Financial Statements
continued

33. Group companies
In accordance with Section 409 of the Companies Act 2006, a full list of entities in which the Group has an interest of greater than or equal to 20%, the registered office and effective percentage of equity owned as at 31 December 2023 are disclosed below. Unless otherwise stated, the ownership interest disclosed comprises either ordinary shares, certificated or un-certificated
membership interests which are indirectly held by InterContinental Hotels Group PLC.

Fully owned subsidiaries
10000 Champion Acquisition LLC (k)
24th Street Operator Sub, LLC (k)
2250 Blake Street Hotel, LLC (k)
36th Street IHG Sub, LLC (k)
426 Main Ave, LLC. (k)
46 Nevins Street Associates, LLC (k)
Alpha Kimball Hotel, LLC (k)
Asia Pacific Holdings Limited (n)
Barclay Operating Corp. (k)
BHMC Canada Inc. (o)
BHR Holdings B.V. (p)
BHR Pacific Holdings, Inc. (k)
BHTC Canada Inc. (o)
Blythswood Square Glasgow Hotel OpCo Limited (n)
BOC Barclay Sub LLC (k)
Bristol Oakbrook Tenant Company (k)
Cambridge Lodging LLC (k)
Capital Lodging LLC (k)
CECNY Land Holdings LLC (k)
CF Irving Owner, LLC (k)
CF McKinney Owner, LLC (k)
Compañia Inter-Continental De Hoteles El Salvador SA (n)
Crowne Plaza, LLC (k)
Cumberland Akers Hotel, LLC (k)
Dunwoody Operations, LLC (k)
Edinburgh George Street Hotel OpCo Limited (n)
EVEN Real Estate Holding LLC (k)
General Innkeeping Acceptance Corporation (b) (k)
Grand Central Glasgow Hotel OpCo Limited (n)
Guangzhou SC Hotels Services Ltd. (t)
Hawthorne Land Holdings LLC (k)
HC International Holdings, Inc. (k)
HH France Holdings SAS (x)
HH Hotels (EMEA) B.V. (p)
HH Hotels (Romania) SRL (y)
HIM (Aruba) NV (z)
Hoft Properties LLC (k)
Holiday Hospitality Franchising, LLC (k)
Holiday Inn Mexicana S.A. (ab)
Holiday Inns (China) Limited (ac)
Holiday Inns (Courtalin) Holding SAS (x)
Holiday Inns (Courtalin) SAS (x)
Holiday Inns (Germany), LLC (k)
Holiday Inns (Jamaica), Inc. (k)
Holiday Inns (Middle East) Limited (ac)
Holiday Inns (Philippines), Inc. (k)
Holiday Inns (Saudi Arabia), Inc. (k)
Holiday Inns (Thailand) Limited (ac)
Holiday Inns (U.K.), Inc. (k)
Holiday Inns Crowne Plaza (Hong Kong), Inc. (k)
Holiday Inns Holdings (Australia) Pty Limited (aa)
Holiday Inns, Inc. (k)
Holiday Inns Investment (Nepal) Limited (ac)
Holiday Inns of Belgium N.V. (ad)
Holiday Pacific Equity Corporation (k)
Holiday Pacific Limited Liability Company (k)
Holiday Pacific Partners Limited Partnership (k)
Hotel InterContinental London (Holdings) Limited (n)
Hotel Inter-Continental London Limited (n)
Hoteles Y Turismo HIH SRL (n)
IC Hotelbetriebsführungs GmbH (ae)
IC Hotels Management (Portugal) Unipessoal, Lda (af)
IC International Hotels Limited Liability Company (ag)
IHC Arabia for Management, LLC (u)
IHC Buckhead, LLC (k)
IHC Hopkins (Holdings) Corp. (k)
IHC Hotel Limited (n)
IHC Inter-Continental (Holdings) Corp. (k)
IHC London (Holdings) (n)
IHC May Fair Hotel Limited (n)
IHC
M-H
(Holdings) Corp. (k)
IHC Overseas (U.K.) Limited (n)
IHC United States (Holdings) Corp. (b) (k)
IHC Willard (Holdings) Corp. (k)
IHG 24th Street JV LLC (k)
IHG (Marseille) SAS (x)
IHG (Myanmar) Limited (ah)
IHG (Thailand) Limited (bu)
IHG Amsterdam Management BV (p)
IHG Bangkok Ltd. (v)
IHG Brasil Administracao de Hoteis e Servicos Ltda (ak)
IHG Capital Lending LLC (k)
IHG Commissions Services SRL (co)
IHG de Argentina SA (al)
IHG ECS (Barbados) SRL (co)
IHG Finance
LLC-
Incorporated 19/06/2023 (k)
IHG Franchising Brasil Ltda. (bd)
IHG Franchising DR Corporation (k)
IHG Franchising, LLC (k)
IHG Honduras S. de R.L. (cr)
IHG Hotels (New Zealand) Limited (an)
IHG Hotels Limited (n)
IHG Hotels Management (Australia) Pty Limited (b) (aa)
IHG Hotels Nigeria Limited (ao)
IHG Hotels South Africa (Pty) Limited (ap)
IHG International Partnership (n)
IHG Istanbul Otel Yönetim Limited Sirketi (bx)
IHG Japan (Management), LLC (ar)
IHG Japan (Osaka), LLC (ar)
IHG Management (Maryland), LLC (k)
IHG Management (Netherlands) B.V. (p)
IHG Management d.o.o. Beograd (cc)
IHG Management MD Barclay Sub, LLC (k)
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
InterContinental Hotels Group (Canada), Inc. (o)
InterContinental Hotels Group (España) SAU (by)
InterContinental Hotels Group (Greater China) Limited (ac)
InterContinental Hotels Group (India) Private Limited (aq)
InterContinental Hotels Group (Japan), Inc. (k)
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
InterContinental Hotels Group Operating Corp. (e) (k)
InterContinental Hotels Group Resources, LLC (b) (k)
InterContinental Hotels Group Services Company (n)
InterContinental Hotels Italia, S.r.L. (be)
InterContinental Hotels Limited (a) (n)
InterContinental Hotels Managementgesellschaft mbH (bf)
InterContinental Hotels Management Montenegro d.o.o. (ce)
InterContinental Hotels Nevada Corporation (k)
InterContinental Hotels of San Francisco, Inc. (k)
Intercontinental IOHC (Mauritius) Limited (bg)
InterContinental Management AM, LLC (cm)
InterContinental Management Bulgaria EOOD (bp)
InterContinental Management France SAS (x)
InterContinental Management Poland sp. Z.o.o (cn)
InterContinental Overseas Holdings, LLC (k)
KG Benefits, LLC (k)
KG Gift Card Inc. (k)
KG Liability LLC (k)
KG Technology, LLC (k)
KHRG 851 LLC (k)
KHRG Aertson LLC (k)
KHRG Allegro, LLC (k)
KHRG Argyle, LLC (k)
KHRG Atlanta Midtown LLC (k)
KHRG Austin Beverage Company, LLC (k)
KHRG Baltimore, LLC (k)
KHRG Born LLC (k)
KHRG Boston Hotel, LLC (k)
KHRG Bozeman LLC (k)
KHRG Buckhead LLC (k)
KHRG Canary LLC (k)
KHRG Cayman LLC (k)
KHRG Cayman Employer Ltd. (cl)
KHRG Charlottesville LLC (k)
KHRG Dallas LLC (k)
KHRG Dallas Beverage Company, LLC (k)
KHRG Employer, LLC (k)
SS Aetna Acquisition, LLC fka KHRG Goleta, LLC (k)
KHRG Gray LLC (k)
KHRG Gray U2 LLC (k)
KHRG Huntington Beach LLC (k)
KHRG Key West LLC (k)
KHRG King Street, LLC (k)
KHRG La Peer LLC (k)
KHRG Miami Beach LLC (k)
KHRG Muse LLC (k)
KHRG New Orleans LLC (k)
KHRG NPC LLC (k)
KHRG Palladian LLC (k)
KHRG Palomar Phoenix LLC (k)
KHRG Philly Monaco LLC (k)
KHRG Pittsburgh LLC (k)
KHRG Porsche Drive LLC (k)
KHRG Reynolds LLC (k)

214	IHG | Annual Report and Form 20-F 2023

33. Group companies
continued
KHRG Riverplace LLC (k)
KHRG Sacramento LLC (k)
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
Kimpton Hollywood Licenses LLC (k)
Kimpton Hotel & Restaurant Group, LLC (k)
Kimpton Hotel Frankfurt GmbH (bf)
Kimpton Phoenix Licenses Holdings LLC (k)
Louisiana Acquisitions Corp. (k)
Luxury Resorts and Spas (France) SAS (ck)
Manchester Oxford Street Hotel OpCo Limited (n)
Mercer Fairview Holdings LLC (k)
Met Leeds Hotel OpCo Limited (n)
MH Lodging LLC (k)
Oxford Spires Hotel OpCo Limited (n)
Oxford Thames Hotel OpCo Limited (n)
PML Services LLC (k)
Pollstrong Limited (n)
Powell Pine, Inc. (k)
Priscilla Holiday of Texas, Inc. (k)
PT Regent Indonesia (bh)
PT SC Hotels & Resorts Indonesia (bh)
Raison d’Etre Holdings (BVI) Limited (v)
Raison d’Etre Spas, Sweden AB (av)
Regent Asia Pacific Hotel Management Limited (bw)
Regent Asia Pacific Management Limited (cp)
Regent Berlin GmbH (cq)
Regent International Hotels Ltd (bw)
Roxburghe Hotel Edinburgh OpCo Limited (n)
Russell London Hotel OpCo Limited (n)
SBS Maryland Beverage Company LLC (k)
SC Hotels International Services, Inc. (k)
SC Leisure Group Limited (n)
SC NAS 2 Limited (n)
SC Quest Limited (n)
SC Reservations (Philippines) Inc. (k)
SCH Insurance Company (bi)
Semiramis for training of Hotel Personnel and Hotel Management SAE (ch)
Six Continents Holdings Limited (n)
Six Continents Hotels Belize Limited (cb)
Six Continents Hotels de Colombia SA (bj)
Six Continents Hotels International Limited (n)
Six Continents Hotels, Inc. (k)
Six Continents International Holdings B.V. (p)
Six Continents Investments Limited (f) (n)
Six Continents Limited (n)
Six Continents Overseas Holdings Limited (n)
SixCo North America, Inc (k)
Six Senses Americas IP, LLC (k)
Six Senses North America Management, LLC (k)
SLC Sustainable Luxury Cyprus Limited (cs)
SPHC Management Ltd. (bq)
St. David’s Cardiff Hotel OpCo Limited (n)
Sustainable Luxury Holdings (BVI) Limited (v)
Sustainable Luxury Lanka Private Ltd (ci)
Sustainable Luxury Maldives Private Limited (w)
Sustainable Luxury Mauritius Limited (as)
Sustainable Luxury Services (BVI) Limited (v)
Sustainable Luxury Singapore Private Limited (ai)
Sustainable Luxury UK Limited (n)
The Grand Central Hotel Glasgow Limited (ct)
The Met Hotel Leeds Limited (ct)
The Principal Edinburgh George Street Limited (ct)
The Principal London Limited (ct)
The Principal Manchester Limited (ct)
The Principal York Limited (ct)
The Roxburghe Hotel Edinburgh Limited (s)
White Shield Company Limited (bk)
World Trade Centre Montreal Hotel Corporation (bl)
Wotton House Hotel OpCo Limited (n)
WY BLL Owner, LLC (k)
York Station Road Hotel OpCo Limited (n)
Subsidiaries where the effective interest is less than 100%
IHG ANA Hotels Group Japan LLC (74.66%) (ar)
IHG ANA Hotels Holdings Co., Ltd. (66%) (ar)
Regent Hospitality Worldwide, Inc. (51%) (bt)
Sustainable Luxury Holding (Thailand) Limited (49%) (c) (j) (aj)
Sustainable Luxury Hospitality (Thailand) Limited (73.99%) (c) (j) (aj)
Sustainable Luxury Management (Thailand) Limited (73.99%) (c) (j) (aj)
Sustainable Luxury Operations (Thailand) Limited (99.9998%) (j) (aj)
Universal de Hoteles SA (99.99%) (j) (bj)
Associates, joint ventures and other
111 East 48th Street Holdings LLC
(19.9%) (g) (h) (k)
Alkoer, Sociedad de Responsabilidad Limitada de Capital Variable
(50%) (h) (cg)
ASR-JV
One,
LLC
-
(0%) (d) (h) (l)
Beijing Orient Express Hotel Co., Ltd.
(16.25%) (bm)
Blue Blood (Tianjin) Equity Investment Management Co., Limited
(30.05%) (bn)
Carr Clark SWW Subventure, LLC
(26.67%) (g) (ca)
Carr Waterfront Hotel, LLC
(11.73%) (g) (h) (ca)
China Hotel Investment Ltd.
(30.05%) (i) (am)
Desarrollo Alkoer Irapuato S. de R.L. de C.V.
(50%) (cg)
Desarrollo Alkoer Saltillo S. de R.L. de C.V.
(50%) (cg)
Desarrollo Alkoer Silao S. de R.L. de C.V.
(50%) (cg)
EDG Alpharetta EH, LLC
(0%) (d) (h) (r)
Gestion Hotelera Gestel, C.A.
(50%) (c) (h) (ba)
Groups360, LLC
(11.83%) (h) (l)
Inter-Continental Hotels Saudi Arabia Ltd.
(40%) (bs)
NF III Seattle, LLC
(25%) (g) (r)
NF III Seattle Op Co, LLC
(25%) (g) (r)
Nuevas Fronteras S.A.
(23.66%) (cd)
President Hotel & Tower Co Ltd.
(30%) (bu)
Shanghai Yuhuan Industrial Development Co., Ltd.
 (1%) (cj)
Sustainable Luxury Gravity Global Private Limited
(51%) (h) (bz)
SURF-Samui Pte. Ltd.
(49%) (ay)
Tianjin ICBCI IHG Equity Investment Fund Management Co., Limited
(21.04%) (bv)

Key
(a)	Directly owned by InterContinental Hotels Group PLC
(b)	Ordinary shares and preference shares
(c)	Ordinary A and ordinary B share s
(d)	12.5%/ 8% cumulative preference shares
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
(j)	Minority interest relates to one or more individual shareholders who are employed or were previously employed by the entity

Notes to the Group Financial Statements	I HG | Annual Report and Form 20-F 2023	215

Group Financial Statements

Notes to the Group Financial Statements
continued

33. Group companies
continued
Registered addresses
(k)	Three Ravinia Drive, Suite 100, Atlanta, GA 30346, USA
(l)	251 Little Falls Drive, Suite 400, Wilmington, New Castle County, DE19808, USA
(m)	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
(n)	1 Windsor Dials, Arthur Road, Windsor, Berkshire, SL4 1RS, UK
(o)	333 Bay Street, Suite 400, Toronto M5H 2R2, Ontario, Canada
(p)	Kingsfordweg 151, 1043 GR Amsterdam, The Netherlands
(q)	Room No. 23, Floor 16, Saigon Tower Building, 29 Le Duan Street, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam
(r)	The Corporation Trust Centre, 1209 Orange Street, Wilmington, DE 19801, USA
(s)	Atria One, 144 Morrison Street, Edinburgh, EH3 8EX, UK
(t)	Building 4, No 13 Xiao Gang Zhong Ma Road, Zhuhai District, Guangzhou, Guangdong, P.R. China
(u)	Level 6, Akaria Plaza, North Wing, Gate D, Olaya Street, PO Box 93228, Riyadh 1148, Saudi Arabia
(v)	Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola VG1110, British Virgin Islands
(w)	Premier Chambers, M. Lux Lodge, 1st Floor, Orchid Magu, Male, Republic of Maldives
(x)	31-33 rue Mogador, 75009 Paris, France
(y)	Bucharest, 2nd District, 2 Gara Herăstrău Street, 2nd floor, module 33, Romania
(z)	J E Irausquin Boulevard 93, 1Eagle/ Paardenbaai, Oranjestad West, Aruba
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
(ah)	No. 84, Pan Haliain Street, Unit #1, Level 8, Uniteam Marine Office Building, Sanchuang Township, Yangon, Myanmar
(ai)	230 Victoria Street, #13-00 Bugis Junction Towers, 188024, Singapore
(aj)	57, 9th Floor, Park Ventures Ecoplex, Unit 902-904, Wireless Road, Limpini, Pathum Wan Bangkok 103330, Thailand
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
(ao)	1, Murtala Muhammed Drive, Ikoyi, Lagos, Nigeria
(ap)	Central Office Park Unit 4, 257 Jean Avenue, Centurion 0157, South Africa
(aq)	11th Floor, Building No. 10, Tower C, DLF Phase-II, DLF Cyber City, Gurgaon, Haryana-122002, India
(ar)	20th Floor, Toranomon Kotoshira Tower, 2-8, Toranomon 1-chom, Minato-ku, 105-0001, Tokyo, Japan
(as)	Venture Corporate Services (Mauritius) Ltd, Level 3, Tower 1, Nexteracom Towers, Cybercity, Ebene, Mauritius
(at)	1052 Budapest, Apáczai Csere Jánus u. 12 –14A, Hungary
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
(ax)	1980 Pérodeau Street, Vaudreuil-Dorion, J7V 8P7, Quebec, Canada
(ay)	168 Robinson Road, #16-01 SIF Building, 068899, Singapore
(az)	361 San Francisco Street Penthouse, San Juan, PR 00901, Puerto Rico
(ba)	Hotel Tamanaco Inter-Continental, Final Av. Ppal, Mercedes, Caracas, Venezuela
(bb)	22/F Citigroup Tower, No. 33 Huayanshiqiao Road, Lujiazui, Pudong New Area, 200120, Shanghai, P.R. China
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
(bw)	14th Floor, South China Building, 1-3 Wyndham Street, Hong Kong, SAR
(bx)	Maslak Mah. Eski Büyükdere Cad. Orjin Maslak İŞ, Merkezi Sitesi No: 27 IC KapiI No: 4 Sariyer/Istanbul, Turkey
(by)	Paseo de Recoletos 37 – 41, 28004 Madrid, Spain
(bz)	B-11515 Bhikaj Cama Place, New Delhi, South Delhi, 110066 India
(ca)	Carr Hospitality, LLC, 1455 Pennsylvania Avenue, NW, Suite 200, Washington, DC 20004, USA
(cb)	84 Albert Street, Belize City, Belize, C.A.
(cc)	Krunska 73, 3rd floor, office no.3, Vračar, 11000 Belgrade, Serbia
(cd)	Moreno 809 2 Piso, C1091AAQ Buenos Aires, Argentina
(ce)	Bulevar Svetog Petra Cetinjskog 149 – 81000 Podgorica, Montenegro
(cf)	Bernard Monteagudo 201, 15076, Lima, Peru
(cg)	Avenida Ejercito Nacional Mexicano No. 769, Torre B Piso 8, Granada, Miguel Hidalgo, Ciudad de Mexico, CP 11520, Mexico
(ch)	Ground Floor, Al Kamel Law Building, Plot 52-b, Banks Area, Six of October City, Egypt
(ci)	Shop No. L3-6, Amity Building, No. 125 High Level Road, Maharagama, Colombo, Sri Lanka
(cj)	1st Floor, No. 68, Zhupan Road, Zhuqiao Town, Pudong New Area, Shanghai, P.R. China
(ck)	95 Blvd. Berthier, 75017 Paris, France
(cl)	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
(cm)	23/6 D, Anhaght Str., Yerevan, 0069, Armenia
(cn)	Generation Park Z – ul. Towarowa 28, 00-839 Warsaw, Poland
(co)	Suite 1, Ground Floor, The Financial Services Centre, Bishops Court Hill, St. Michael, BB14004, Barbados
(cp)	Brumby Centre, Lot 42, Jalan Muhibbah, 87000 Labuan F.T., Malaysia
(cq)	Charlottenstrasse 49, 10117 Berlin, Germany
(cr)	Blvd, Morazan, Centro Comercial El Dorado, 6th Floor, Tegucigalpa, Honduras
(cs)	ATS Services Limited, Capital Center, 9th Floor, 2-4 Arch, Makarios III Ave., 1065 Nicosia, Cyprus
(ct)	1 More London Place, London, SE1 2AF, UK

216	IHG | Annual Report and Form 20-F 2023

[THIS PAGE INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2023	217

[THIS PAGE INTENTIONALLY LEFT BLANK]

218	IHG | Annual Report and Form 20-F 2023

[THIS PAGE INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2023	219

[THIS PAGE INTENTIONALLY LEFT BLANK]

220	IHG | Annual Report and Form 20-F 2023

[THIS PAGE INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2023	221

[THIS PAGE INTENTIONALLY LEFT BLANK]

222	IHG | Annual Report and Form 20-F 2023

[THIS PAGE INTENTIONALLY LEFT BLANK]

IHG | Annual Report and Form 20-F 2023	223

[THIS PAGE INTENTIONALLY LEFT BLANK]

224	IHG | Annual Report and Form 20-F 2023

Additional Information

Additional Information

IHG | Annual Report and Form 20-F 2023 225

226	Other financial information
235	Directors’ Report
242	Group information
255	Shareholder information
262	Exhibits
263	Forward-looking statements
264	Form 20-F cross-reference guide
267	Glossary
269	Useful information

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

Further explanation in relation to these measures and their definitions can be found on pages 84 to 88.

Revenue and operating profit Non-GAAP reconciliations

Highlights for the year ended 31 December 2023

Reportable segments

	Revenue				Operating profit
	2023 $m	2022 (re- presented)[a] $m	Change $m	Change %	2023 $m	2022 (re- presented)[a] $m	Change $m	Change %
Per Group income statement	4,624	3,892	732	18.8	1,066	628	438	69.7
System Fund and reimbursables	(2,460)	(2,049)	(411)	20.1	(19)	105	(124)	NMb
Operating exceptional items	–	–	–	–	(28)	95	(123)	NMb
Reportable segments	2,164	1,843	321	17.4	1,019	828	191	23.1

Reportable segments analysed as:
Fee business	1,672	1,434	238	16.6	992	805	187	23.2
Owned, leased and managed lease	471	394	77	19.5	29	19	10	52.6
Insurance activities	21	15	6	40.0	(2)	4	(6)	NMb
	2,164	1,843	321	17.4	1,019	828	191	23.1

[a]

Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’ and to combine System Fund and reimbursables (see ‘New accounting standards and other presentational changes’ in the Group Financial Statements).

[b]	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying revenue and underlying operating profit

	Revenue					Operating profit
	2023 $m	2022 $m	Change $m	Change %		2023 $m	2022 $m	Change $m	Change %
Reportable segments (see above)	2,164	1,843	321	17.4		1,019	828	191	23.1
Significant liquidated damages[b]	–	(7)	7	NM	[a]	–	(7)	7	NMa
Owned and leased asset disposals[c]	–	(19)	19	NM	[a]	–	(2)	2	NMa
Currency impact	–	–	–	–		–	(1)	1	NMa
Underlying revenue and underlying operating profit	2,164	1,817	347	19.1		1,019	818	201	24.6

[a]	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

[b]	$7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA.

[c]	The results of three UK Portfolio hotels and one InterContinental Hotel have been removed in 2022 (being the year of disposal) to determine underlying growth.

Underlying fee revenue and underlying fee operating profit

	Revenue					Operating profit
	2023 $m	2022 (re- presented)[a] $m	Change $m	Change %		2023 $m	2022 (re- presented)[a] $m	Change $m	Change %
Reportable segments fee business (see above)	1,672	1,434	238	16.6		992	805	187	23.2
Significant liquidated damages[b]	–	(7)	7	NM	[c]	–	(7)	7	NMc
Currency impact	–	(4)	4	NM	[c]	–	(2)	2	NMc
Underlying fee revenue and underlying fee operating profit	1,672	1,423	249	17.5		992	796	196	24.6

[a]

Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’ and to combine System Fund and cost reimbursements (see ‘New accounting standards and other presentational changes’ in the Group Financial Statements).

[b]	$7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA.

[c]	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

226	IHG | Annual Report and Form 20-F 2023

Revenue and operating profit Non-GAAP reconciliations continued

Americas

	Revenue					Operating profit[b]
	2023 $m	2022 $m	Change $m	Change %		2023 $m	2022 $m	Change $m	Change %
Per Group financial statements, note 2	1,105	1,005	100	10.0		815	761	54	7.1

Reportable segments analysed asa:
Fee business	957	879	78	8.9		787	741	46	6.2
Owned, leased and managed lease	148	126	22	17.5		28	20	8	40.0
	1,105	1,005	100	10.0		815	761	54	7.1

Reportable segments (see above)	1,105	1,005	100	10.0		815	761	54	7.1
Currency impact	–	2	(2)	NM	[c]	–	–	–	–
Underlying revenue and underlying operating profit	1,105	1,007	98	9.7		815	761	54	7.1

[a]	Revenues as included in the Group Financial Statements, note 3.

[b]	Before exceptional items.

[c]	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

EMEAA

	Revenue					Operating profit[b]
	2023 $m	2022 $m	Change $m	Change %		2023 $m	2022 $m	Change $m	Change %
Per Group financial statements, note 2	677	552	125	22.6		215	152	63	41.4

Reportable segments analysed asª:
Fee business	354	284	70	24.6		214	153	61	39.9
Owned, leased and managed lease	323	268	55	20.5		1	(1)	2	NM	[e]
	677	552	125	22.6		215	152	63	41.4

Reportable segments (see above)	677	552	125	22.6		215	152	63	41.4
Significant liquidated damages[c]	–	(7)	7	NM	[e]	–	(7)	7	NM	[e]
Owned asset disposals[d]	–	(19)	19	NM	[e]	–	(2)	2	NM	[e]
Currency impact	–	3	(3)	NM	[e]	–	1	(1)	NM	[e]
Underlying revenue and underlying operating profit	677	529	148	28.0		215	144	71	49.3

[a]	Revenues as included in the Group Financial Statements, note 3.

[b]	Before exceptional items.

[c]	$7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA.

[d]	The results of three UK Portfolio hotels and one InterContinental Hotel have been removed in 2022 (being the year of disposal) to determine underlying growth.

[e]	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Other financial information	IHG | Annual Report and Form 20-F 2023	227

Additional Information

Other financial information continued

Revenue and operating profit Non-GAAP reconciliations continued

Greater China

	Revenue					Operating profit[c]
	2023 $m	2022 $m	Change $m	Change %		2023 $m	2022 $m	Change $m	Change %
Per Group financial statements, note 2	161	87	74	85.1		96	23	73	317.4

Reportable segments analysed asª:
Fee business	161	87	74	85.1		96	23	73	317.4

Reportable segments (see above)	161	87	74	85.1		96	23	73	317.4
Currency impact	–	(5)	5	NM	[b]	–	(1)	1	NM	[b]
Underlying revenue and underlying operating profit	161	82	79	96.3		96	22	74	336.4

[a]	Revenues as included in the Group Financial Statements, note 3.

[b]	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

[c]	Before exceptional items.

Highlights for the year ended 31 December 2022

Reportable segments

	Revenue				Operating profit
	2022 (re- presented)[a] $m	2021 (re- presented)[a] $m	Change $m	Change %	2022 (re- presented)[a] $m	2021 (re- presented)[a] $m	Change $m	Change %
Per Group income statement	3,892	2,907	985	33.9	628	494	134	27.1
System Fund and reimbursables	(2,049)	(1,517)	(532)	35.1	105	11	94	854.5
Operating exceptional items	–	–	–	–	95	29	66	227.6
Reportable segments	1,843	1,390	453	32.6	828	534	294	55.1

Reportable segments analysed as:
Fee business	1,434	1,144	290	25.3	805	569	236	41.5
Owned, leased and managed lease	394	237	157	66.2	19	(36)	55	NM	[b]
Insurance activities	15	9	6	66.7	4	1	3	NM	[b]
	1,843	1,390	453	32.6	828	534	294	55.1

[a]

Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’ and to combine System Fund and cost reimbursements (see ‘New accounting standards and other presentational changes’ in the Group Financial Statements).

[b]	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying fee revenue

			Revenue
	2022 (re- presented)[a] $m	2021 (re- presented)[a] $m	Change $m	Change %
Reportable segments fee business (see above)	1,434	1,144	290	25.3
Significant liquidated damages	(7)	(6)	(1)	16.7
Currency impact	–	(22)	22	–
Underlying fee revenue	1,427	1,116	311	27.9

[a]	Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’.

228	IHG | Annual Report and Form 20-F 2023

Fee margin reconciliation

	2023 $m	2022 (re- presented)[b] $m	2021 (re- presented)[b] $m
Revenue
Reportable segments analysed as fee business (page 226)	1,672	1,434	1,144
Significant liquidated damages	–	(7)	(6)
	1,672	1,427	1,138
Operating profit[c]
Reportable segments analysed as fee business (page 226)	992	805	569
Significant liquidated damages	–	(7)	(6)
	992	798	563

Fee margin[a]	59.3%	55.9%	49.5%

[a]	Reported as a KPI on page 62.

[b]	Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’.

[c]	Before exceptional items.

Fee margin is broken down by region as follows:

Year ended 31 December 2023	Americas	EMEAA	Greater China	Central	Total
Revenue $m
Reportable segments analysed as fee business (pages 226 to 228)	957	354	161	200	1,672
	957	354	161	200	1,672

Operating profit[b]
Reportable segments analysed as fee business (pages 226 to 228)	787	214	96	(105)	992
	787	214	96	(105)	992

Fee margin	82.2%	60.5%	59.6%	(52.5)%	59.3%

Year ended 31 December 2022 (Re-presented)[a]	Americas	EMEAA	Greater China	Central	Total
Revenue $m
Reportable segments analysed as fee business (see above)	879	284	87	184	1,434
Significant liquidated damages	–	(7)	–	–	(7)
	879	277	87	184	1,427
Operating profit[b]
Reportable segments analysed as fee business (see above)	741	153	23	(112)	805
Significant liquidated damages	–	(7)	–	–	(7)
	741	146	23	(112)	798

Fee margin	84.3%	52.7%	26.4%	(60.9)%	55.9%

Year ended 31 December 2021 (Re-presented)[a]	Americas	EMEAA	Greater China	Central	Total

Reportable segments analysed as fee business (see above)	691	149	116	188	1,144
Significant liquidated damages	–	–	(6)	–	(6)
	691	149	110	188	1,138
Operating profit[b]
Reportable segments analysed as fee business (see above)	568	32	58	(89)	569
Significant liquidated damages	–	–	(6)	–	(6)
	568	32	52	(89)	563

Fee margin	82.2%	21.5%	47.3%	(47.3)%	49.5%

[a]	Re-presented for the adoption of IFRS 17 ‘Insurance Contracts’.

[b]	Before exceptional items.

Other financial information	IHG | Annual Report and Form 20-F 2023	229

Additional Information

Other financial information continued

Net capital expenditure reconciliation

	12 months ended 31 December
$m	2023 $m	2022 $m
Net cash from investing activities	(137)	(78)
Adjusted for:
Contract acquisition costs, net of repayments	(101)	(64)
System Fund depreciation and amortisation[a]	81	83
Net capital expenditure	(157)	(59)
Analysed as:
Capital expenditure: maintenance (including contract acquisition costs, net of repayments, of $101m (2022: $64m))	(139)	(108)
Capital expenditure: recyclable investments	(53)	1
Capital expenditure: System Fund capital investments	35	48
Net capital expenditure	(157)	(59)

[a]	Excludes depreciation on right-of-use assets.

Gross capital expenditure reconciliation

	12 months ended 31 December
$m	2023 $m	2022 $m
Net capital expenditure	(157)	(59)
Add back:
Disposal receipts	(8)	(16)
Repayments of contract acquisition costs	(7)	(3)
System Fund depreciation and amortisation[a]	(81)	(83)
Gross capital expenditure	(253)	(161)
Analysed as:
Capital expenditure: maintenance (including contract acquisition costs of $108m (2022: $67m))	(146)	(111)
Capital expenditure: recyclable investments	(61)	(15)
Capital expenditure: System Fund capital investments	(46)	(35)
Gross capital expenditure	(253)	(161)

[a]	Excludes depreciation on right-of-use assets.

Adjusted free cash flow reconciliation

			12 months ended 31 December
	2023 $m	2022 $m	2021 $m	2020 $m	2019 $m
Net cash from operating activities	893	646	636	137	653
Adjusted for:
Payment of contingent purchase consideration	–	–	–	–	6
Principal element of lease payments	(28)	(36)	(32)	(65)	(59)
Purchase of shares by employee share trusts	(8)	(1)	–	–	(5)
Capital expenditure: maintenance (excluding contract acquisition costs)	(38)	(44)	(33)	(43)	(86)
Adjusted free cash flow[a]	819	565	571	29	509

[a]	Reported as a KPI on page 62.

230	IHG | Annual Report and Form 20-F 2023

Adjusted interest reconciliation

	12 months ended 31 December
	2023 $m	2022 $m	2021 $m
Net financial expenses
Financial income	39	22	8
Financial expenses	(91)	(118)	(147)
	(52)	(96)	(139)
Adjusted for:
Interest attributable to the System Fund	(44)	(16)	(3)
Foreign exchange gains	(35)	(10)	–
	(79)	(26)	(3)
Adjusted interest	(131)	(122)	(142)

Adjusted tax and tax rate reconciliations

	2023			2022				2021
	Profit before tax $m	Tax $m	Rate %	Profit before tax Re-presented $m [a]	Tax Re-presented $m [a]	Rate Re-presented %	[a]	Profit before tax Re-presented $m [a]	Tax Re-presented $m [a]	Rate Re-presented %	[a]
Group income statement	1,010	(260)	25.7	540	(164)	30.4		361	(96)	26.6
Adjusted for:
Exceptional items	(28)	7		95	(26)			29	(29)
Foreign exchange gains	(35)	(3)		(10)	(4)			–	–
System Fund	(19)	3		105	–			11	–
System Fund interest	(44)	–		(16)	–			(3)	–
Fair value (losses)/gains on contingent purchase consideration	4	–		(8)	–			(6)	1
	888	(253)	28.5	706	(194)	27.5		392	(124)	31.6

[a]	The definition of adjusted tax measures has been amended in 2023, see page 86. Prior year measures have been re-presented accordingly.

Adjusted earnings per ordinary share reconciliation

	12 months ended 31 December
	2023 $m	2022 $m	2021 $m
Profit/(loss) available for equity holders	750	375	266
Adjusting items:
System Fund and reimbursable result	(19)	105	11
Interest attributable to the System Fund	(44)	(16)	(3)
Operating exceptional items	(28)	95	29
Fair value losses/(gains) on contingent purchase consideration	4	(8)	(6)
Tax on fair value gains on contingent purchase consideration	–	–	1
Foreign exchange gains	(35)	(10)	–
Tax attributable to the System Fund	3	–	–
Tax on foreign exchange gains	(3)	(4)	–
Tax on exceptional items	7	(26)	(3)
Exceptional tax	–	–	(26)
Adjusted earnings	635	511	269

Basic weighted average number of ordinary shares (millions)	169	181	183
Adjusted earnings per ordinary share (cents)	375.7	282.3	147.0

Other financial information	IHG | Annual Report and Form 20-F 2023	231

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

References to RevPAR, occupancy and ADR are presented on a comparable basis comprising groupings of hotels that have traded in both the current and prior year. The principal exclusions in deriving this measure are new hotels, hotels closed for major refurbishment and hotels sold in either of the two years. RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

The following tables present RevPAR statistics for the year ended 31 December 2023 and a comparison to 2022. Fee business and owned, leased and managed lease statistics are for comparable hotels and include only those hotels in the Group’s System at 31 December 2023 and franchised, managed, owned, leased or operated under a managed lease by the Group since 1 January 2022. The comparison with 2022 is at constant US$ exchange rates.

	Fee business		Owned, leased and managed lease

	2023	Change vs 2022	2023	Change vs 2022
Americas
InterContinental
Occupancy	65.6%	3.6%pts	–	–
Average daily rate	$231.96	5.8%	–	–
RevPAR	$152.16	12.0%	–	–
Kimpton
Occupancy	70.1%	4.7%pts	–	–
Average daily rate	$280.42	1.6%	–	–
RevPAR	$196.47	8.9%	–	–
Hotel Indigo
Occupancy	67.2%	2.5%pts	–	–
Average daily rate	$182.36	0.9%	–	–
RevPAR	$122.54	4.9%	–	–
Crowne Plaza
Occupancy	60.3%	3.4%pts	–	–
Average daily rate	$135.82	4.9%	–	–
RevPAR	$81.87	11.2%	–	–
EVEN Hotels
Occupancy	67.0%	0.5%pts	–	–
Average daily rate	$162.03	7.7%	–	–
RevPAR	$108.60	8.5%	–	–
Holiday Inn Express
Occupancy	69.8%	1.6%pts	–	–
Average daily rate	$130.29	4.0%	–	–
RevPAR	$90.90	6.4%	–	–
Holiday Inn
Occupancy	63.0%	1.7%pts	67.2%	4.3%pts
Average daily rate	$126.49	4.4%	$236.85	12.8%
RevPAR	$79.72	7.2%	$159.15	20.5%
avid hotels
Occupancy	63.4%	3.4%pts	–	–
Average daily rate	$104.36	2.7%	–	–
RevPAR	$66.12	8.6%	–	–
Staybridge Suites
Occupancy	76.1%	0.0%pts	–	–
Average daily rate	$131.73	6.1%	–	–
RevPAR	$100.28	6.1%	–	–
Candlewood Suites
Occupancy	74.2%	(1.6)%pts	–	–
Average daily rate	$100.70	4.7%	–	–
RevPAR	$74.76	2.4%	–	–

232	IHG | Annual Report and Form 20-F 2023

RevPAR, average daily rate and occupancy continued

	Fee business		Owned, leased and managed lease

	2023	Change vs 2022	2023	Change vs 2022
EMEAA
Six Senses
Occupancy	42.7%	0.4%pts	–	–
Average daily rate	$1,094.25	16.7%	–	–
RevPAR	$466.91	17.7%	–	–
InterContinental
Occupancy	66.8%	8.7%pts	59.5%	18.4%pts
Average daily rate	$244.74	9.6%	$279.81	10.3%
RevPAR	$163.37	26.0%	$166.44	59.6%
Kimpton
Occupancy	69.1%	11.2%pts	74.5%	8.2%pts
Average daily rate	$316.75	23.2%	$291.63	8.2%
RevPAR	$218.75	47.1%	$217.38	21.5%
Hotel Indigo
Occupancy	75.0%	7.1%pts	–	–
Average daily rate	$167.47	12.6%	–	–
RevPAR	$125.57	24.5%	–	–
voco
Occupancy	74.0%	7.8%pts	78.9%	6.7%pts
Average daily rate	$148.57	(1.2)%	$163.52	2.6%
RevPAR	$109.94	10.5%	$129.07	12.0%
Crowne Plaza
Occupancy	67.4%	7.1%pts	–	–
Average daily rate	$131.95	10.6%	–	–
RevPAR	$88.91	23.7%	–	–
Holiday Inn Express
Occupancy	76.2%	9.3%pts	–	–
Average daily rate	$96.95	7.0%	–	–
RevPAR	$73.85	21.9%	–	–
Holiday Inn
Occupancy	69.5%	7.3%pts	–	–
Average daily rate	$106.51	10.3%	–	–
RevPAR	$73.99	23.4%	–	–
Staybridge Suites
Occupancy	80.3%	3.0%pt	–	–
Average daily rate	$124.38	8.2%	–	–
RevPAR	$99.90	12.5%	–	–
Greater China
Regent
Occupancy	75.3%	29.3%pts	–	–
Average daily rate	$171.35	28.6%	–	–
RevPAR	$128.97	110.8%	–	–
InterContinental
Occupancy	66.0%	24.8%pts	–	–
Average daily rate	$127.44	14.0%	–	–
RevPAR	$84.13	82.4%	–	–
Hotel Indigo
Occupancy	58.3%	20.6%pts	–	–
Average daily rate	$137.55	10.1%	–	–
RevPAR	$80.15	70.3%	–	–
HUALUXE
Occupancy	57.9%	17.3%pts	–	–

Other financial information	IHG | Annual Report and Form 20-F 2023	233

Additional Information

Other financial information continued

RevPAR, average daily rate and occupancy continued

	Fee business		Owned, leased and managed lease

	2023	Change vs 2022	2023	Change vs 2022
Average daily rate	$80.26	23.1%	–	–
RevPAR	$46.50	75.6%	–	–
Crowne Plaza
Occupancy	61.0%	19.9%pts	–	–
Average daily rate	$82.81	14.3%	–	–
RevPAR	$50.49	69.7%	–	–
Holiday Inn Express
Occupancy	60.5%	17.6%pts	–	–
Average daily rate	$45.05	13.5%	–	–
RevPAR	$27.26	60.3%	–	–
Holiday Inn
Occupancy	58.4%	15.6%pts	–	–
Average daily rate	$61.83	20.1%	–	–
RevPAR	$36.13	63.8%	–	–

234	IHG | Annual Report and Form 20-F 2023

Directors’ Report

This Directors’ Report includes the information required to be given in line with the Companies Act or, where provided elsewhere, an appropriate cross reference is given. The Governance Report approved by the Board is provided on pages 89 to 142 and incorporated by reference herein.

Subsidiaries, joint ventures and associated undertakings

The Group has around 370 subsidiaries, joint ventures, associates and related undertakings (including branches outside of the United Kingdom). A list of subsidiaries and associated undertakings disclosed in accordance with the Companies Act is provided at note 33 of the Group Financial Statements on pages 214 to 216.

Directors

The Directors may exercise all the powers of the Company, subject to the Articles of Association, legislation and regulation. This includes the ability to exercise the authority to allot or purchase the Company’s shares pursuant to authorities granted by shareholders at the Company’s AGM every year. Further details of the powers of the Company’s Directors can be found on page 251.

For biographies of the current Directors see pages 92 to 95.

Directors’ and Officers’ (D&O) liability insurance and existence of qualifying indemnity provisions

The Company maintains the Group’s D&O liability insurance policy, which covers Directors and Officers of the Company defending civil proceedings brought against them in their capacity as Directors or Officers of the Company (including those who served as Directors or Officers during the year). There were no indemnity provisions relating to the UK pension plan for the benefit of the Directors during 2023.

Articles of Association

A summary is provided on pages 251 and 252.
The Company’s Articles of Association may only be amended by special resolution and are available on the Company’s website at ihgplc.com/investors under Corporate governance.

Shares

Share capital

The Company’s issued share capital at 31 December 2023 consisted of 172,256,766 ordinary shares of 20 340/399 pence each, including 7,006,782 shares held in treasury, which constituted 4.07% of the total issued share capital (including treasury shares).

There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares.

During 2023, 500,000 shares were transferred from treasury to the employee share ownership trust.

As far as is known to management, IHG is not directly or indirectly owned or controlled by another company or by any government. The Board focuses on shareholder value creation. When it decides to return capital to shareholders, it considers all of its options, including share buybacks and special dividends.

Share issues and buybacks

In December 2023, we completed our $750m share buyback programme which was announced, and commenced, on 21 February 2023. As part of the buyback, 10,643,334 shares were bought back and cancelled.

Further information on the transactions that took place this year can be found on page 260.

Dividends

Dividends	Ordinary shares	ADRs
Interim dividend
An interim dividend was paid on 5 October 2023 to shareholders on the register at the close of business on 1 September 2023.	38.7p	48.3¢
Final dividend
Subject to approval at the 2024 AGM, a final dividend of 104¢ in respect of 2023 will be payable on 14 May 2024 to shareholders on the register at the close of business on 5 April 2024.	104¢[a]	104¢

[a]	The sterling amount of the final dividend will be announced on 25 April 2024 using the average of the daily exchange rates for the three working days commencing 22 April 2024.

Major institutional shareholders

As at 16 February 2024, being the last practicable date, the Company had been notified of the following significant holdings in its ordinary shares under section 5 of the UK Disclosure Guidance and Transparency Rules (DTRs).

	As at 16 February 2024				As at 17 February 2023				As at 21 February 2022
Shareholder	Ordinary shares/ADSs	[a]	%	[a]	Ordinary shares/ADSs	[a]	%	[a]	Ordinary shares/ADSs	[a]	%	[a]
BlackRock, Inc.	10,190,311	[b]	6.14		11,247,319	[c]	6.12		11,247,319	[c]	6.12
Boron Investments B.V.	8,280,000		5.01		6,890,000		3.77		6,890,000		3.77
Royal Bank of Canada	9,658,543		5.84		9,189,549		5.02		9,189,549		5.02
The Capital Group Companies, Inc.	8,980,505		5.12		8,980,505		5.12		9,071,574		4.98
PineStone Asset Management Inc.	12,950,002		7.08		–		–		–		–

[a]

The numbers of shares and percentages of voting rights are as set out in the relevant disclosures made in accordance with Rule 5 of the DTRs and do not necessarily reflect the impact of any share buyback programmes or any changes in shareholdings subsequent to the date of notification that are not notified to the Company under the DTRs.

[b]	Total shown includes 1,913,249 qualifying financial instruments to which voting rights are attached.

[c]	Total shown includes 2,080,427 qualifying financial instruments to which voting rights are attached.

The Company’s major shareholders have the same voting rights as other shareholders. The Company does not know of any arrangements, the operation of which may result in a change in its control.

For further details on shareholder profiles see page 261.

The Companies (Miscellaneous Reporting) Regulations 2018

Set out below is our employee engagement statement and on page 237, our statement summarising how the Directors have had regard to the need to foster the Company’s business relationships with suppliers, customers and others.

Details of how the Directors have had regard to the matters set forth in Section 172(1)(a) to (f) of the Companies Act are provided on pages 102 and 103.

Directors’ Report	IHG | Annual Report and Form 20-F 2023	235

Additional Information

Directors’ Report continued

Employee engagement statement

Our statement relates to IHG’s directly employed individuals and should be read in conjunction with our people section, Section 172 statement, Voice of the Employee and wider workforce remuneration and employee engagement disclosures on pages 29 to 31, 102 and 103, 113, 117 and 118 and 123 and 124.

During 2023, the main communication channels to provide information of concern to employees included weekly newsletters, virtual town halls, CEO and regional leadership calls, podcasts, blogs, email broadcasts, videos and business function team meetings.

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

Each December, employees are invited to join the employee share plan. The plan is available to around 98% of our corporate employees below the senior/mid-management level (who received LTIP and restricted stock units awards). Further details are on page 123.

Employees have been made aware of the financial and economic factors affecting the performance of the Company through quarterly business update calls with the CEO, as well as business function team meetings and other regional leadership calls.

The Chair and other Directors have engaged with employees through a number of means, including direct interactions, Voice of the Employee feedback sessions, Next events and a series of opportunities held during the year to meet Executive Directors via video meetings or in person.

Details of how Directors have had regard to employee interests, and the effect of that regard, including principal decisions taken by IHG during the year can be found on pages 38 to 40 and 101 to 103.

Employee numbers

Having a predominantly franchised and managed business model means that many of those people who work at hotels operated under our brands are not our employees.

The average number of IHG employees, including part-time employees, during 2023 were as follows:

•	7,292 people worldwide (including those in our corporate offices, central reservations offices and owned, leased and managed leased hotels (excluding those in a category below)), whose costs were borne by the Group; and

•	20,306 people who either worked directly on behalf of the System Fund and whose costs were borne by the System Fund, or as General Managers and (in the US predominantly) other hotel workers, who work in managed hotels, who have contracts or are directly employed by IHG and whose costs are borne by those hotel owners.

See note 4 of the Group Financial Statements on page 178.

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

See our people disclosures on pages 29 to 31.

Visit ihgplc.com/responsible-business for more information.

2023 share awards and grants to employees

Our current policy is to settle the majority of awards or grants under the Company’s share plans with shares purchased in the market or from shares held in treasury; however, the Company continues to review this policy. The Company’s share plans incorporate the current Investment Association’s guidelines on dilution which provide that commitments to issue new shares or re-issue treasury shares under executive plans should not exceed 5%, and under all plans should not exceed 10%, of the issued ordinary share capital of the Company (adjusted for share issuance and cancellation) in any 10-year period. During the financial year ended 31 December 2023, the Company transferred 500,000 treasury shares (0.29% of the total issued share capital) to satisfy obligations under its share plans.

The estimated maximum dilution from awards made under the Company’s share plans over the last 10 years is 4.49%.

As at 31 December 2023, there were no options outstanding. The Company has not utilised the authority given by shareholders at any of its AGMs to allot shares for cash without first offering such shares to existing shareholders.

Employee share ownership trust (ESOT)

IHG operates an ESOT for the benefit of employees and former employees. The ESOT receives treasury shares from the Company and purchases ordinary shares in the market and releases them to current and former employees in satisfaction of share awards. During 2023, the ESOT released 899,845 shares and at 31 December 2023, it held 589,077 ordinary shares in the Company. The ESOT adopts a prudent approach to purchasing shares, using funds provided by the Group, based on expectations of future requirements.

Certain shares that have been allocated to share plan participants under the Annual Performance Plan (APP) are held in a nominee account on behalf of those participants by Computershare Investors Plc (Nominee). As at 31 December 2023, the Nominee held 225,688 forfeitable shares as part of the APP. The shares held by the Nominee have been allocated to share plan participants on terms that entitle those participants to request or require the Nominee to exercise the voting rights relating to those shares. The Nominee exercises those votes in accordance with the directions of the participants. Shares that have not been allocated to share plan participants under such terms are held by the ESOT and although the trustee has the right to vote or abstain from exercising their voting rights in relation to those shares, it has a policy of not voting, which is in line with guidelines. The trustee also has the right to accept or reject any offer relating to the shares in any way it sees fit.

236	IHG | Annual Report and Form 20-F 2023

Unless otherwise requested by the Company, the trustee of the ESOT waives all ordinary dividends on the shares held in the ESOT, other than shares which have been allocated to participants on terms which entitle them to the benefit of dividends, except for such amount per share as shall, when multiplied by the number of shares held by it on the relevant date, equal one pence or less.

In 2023, the new Deferred Award Plan (‘DAP’) rules were approved by shareholders at the May AGM. For more information, please see the Remuneration Report on page 127.

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

In 2023, 45 shares vested outside of the usual timetable due to deaths or good leavers, and in January 2024, 30,922 shares vested as part of the third Plan Year. As at 16 February 2024, the Nominee held 30,084 Purchased Shares in relation to the fourth Plan Year.

Code of Conduct

The Code of Conduct (Code) applies to all Directors, officers and employees and complies with the NYSE rules as set out in Section 406 of the US Sarbanes-Oxley Act 2002. Further details on our Code, including the Board’s oversight of the Code, are set out in the Strategic Report on pages 39 and 40.

Business relationships with suppliers, customers and others

Our business relationships with our guests, hotel owners and suppliers are fundamental to our commercial success. During the year, the Board considered matters related to them and had regard to the impact of decisions on them as detailed in the key matters discussed by the Board on pages 101 to 103. These included strategic and operational matters relating to our brand portfolio, global sales strategy and operating regions.

The Board monitors relationships through a mixture of presentations, reports and direct engagement. The Responsible Business Committee specifically reviews responsible procurement processes, targets and the Supplier Code of Conduct.

Details of how relationships have been maintained during the year are set out in the key stakeholder engagement tables on pages 36 and 37.

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

Future business developments of the Group

Details on these are set out in the Strategic Report on pages 21 to 27.

Finance

Political donations

The Group made no political donations under the Companies Act during the year and proposes to maintain this policy in respect of such donations. Notwithstanding this policy, in accordance with US law, one of IHG’s US subsidiaries provides administrative support to an employee-operated Political Action Committee in the US (US PAC), which is funded by voluntary political donations from eligible employees. The US PAC is not controlled by IHG. All decisions regarding the amounts and recipients of contributions are directed by the Board of Directors of the US PAC, in accordance with its Charter and By-laws. In 2023, a total of US $12,600 was expended on political contributions by the US PAC.

Financial risk management

The Group’s financial risk management objectives and policies, including its use of financial instruments, are set out in note 24 to the Group Financial Statements on pages 199 to 203.

Significant agreements and change of control provisions

The Group is a party to the following arrangements which could be terminated upon a change of control of the Company and which are considered significant in terms of their potential impact on the business of the Group as a whole:

•	The $1.35 billion syndicated loan facility agreement dated 28 April 2022 and (unless extended) maturing in April 2028, under which a change of control of the Company would entitle each lender to cancel its commitment and declare all amounts due to it payable.

•	The 10-year £300 million bond issued by the Company on 14 August 2015, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

•	The 10-year £350 million bond issued by the Company on 24 August 2016, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

•	The 8.5-year €500 million bond issued by the Company on 15 November 2018, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

•	The four-year €500 million bond issued by the Company on 8 October 2020, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

•	The eight-year £400 million bond issued by the Company on 8 October 2020, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

•	The six-year €600 million bond issued by IHG Finance LLC on 28 November 2023, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

Further details on material contracts are set out on page 253.

Disclosure of information to Auditor

For details, see page 144.

Directors’ Report	IHG | Annual Report and Form 20-F 2023	237

Additional Information

Directors’ Report continued

Greenhouse gas (GHG) emissions

By delivering more environmentally sustainable hotels, we create value for IHG, our hotel owners and all our stakeholders. We recognise the risks from climate change and the importance of reducing our carbon footprint and our 2030 Science Based Target (SBT) reflects this. Our SBT is approved by the SBTi and aligns with the most ambitious goals of the Paris Agreement to keep global warming within 1.5°C by targeting a reduction in market-based greenhouse gas (GHG) emissions of 46% across our Scope 1 and 2 GHG emissions, as well as our Scope 3 GHG emissions covering both our Fuel and

Streamlined Energy and Carbon Reporting (SECR)

Energy Related Activities (FERA) and franchised hotels energy. Our Exclusive Partners hotels (i.e. Iberostar Beachfront Resorts) are not included within the scope of our ESG reporting and are therefore not included in our Streamlined Energy and Carbon Reporting (SECR) table at present.

Refer to page 63 for more information on our SBT and Carbon KPI and pages 52 to 59 for more information on how we identify and manage climate-related risks and the steps we are taking to mitigate these, including our transition plan.

			2023		2022		2019 Baseline Year
			Global	UK and UK offshore only	Global	UK and UK offshore only	Global	UK and UK offshore only
Energy (MWh)	Managed, owned,	Electricity, heat, steam and cooling	4,275,818	23,249	3,621,830	22,885	3,759,820	26,221

	leased and managed lease hotels	Fuel consumption for boilers, furnaces, generators	2,058,347	31,553	1,806,925	24,789	2,032,555	32,894

	Franchised	Electricity, heat, steam and cooling	4,726,162	243,093	4,600,437	237,626	4,669,277	277,892

	hotels energy	Fuel consumption for boilers, furnaces, generators	3,206,875	271,871	3,007,008	241,749	3,339,195	311,019

	Corporate	Electricity, heat, steam and cooling	14,773	3,458	17,606	4,971	26,995	6,694

	office energy	Fuel consumption for boilers, furnaces, generators	2,894	1,109	8,995	3,459	9,312	2,981

		Company-owned vehicle fuel	221	221	214	214	557	557

		Private vehicle mileage fuel[a]	196	196	–	–	–	–

Total global energy (MWh)	Franchised, managed, owned, leased and managed lease hotels and corporate offices	Electricity, heat, steam and cooling and fuel consumption from boilers, furnaces, generators and company-owned vehicle fuel (excluding fuel from private vehicle mileage)[a]	14,285,090	574,554	13,063,015	535,693	13,837,711	658,258

GHG emissions (tonnes of CO2e (tCO2e))	Scope 1 + 2	Scope 1 (fuel consumption for boilers, furnaces, generators and company-owned vehicle fuel)	486,094	6,336	418,902	5,479	473,803	7,042

		Scope 2 location-based (electricity, heat, steam and cooling)	2,149,107	5,532	1,805,995	5,387	2,012,896	8,413

		Scope 2 market-based (electricity, heat, steam and cooling)	2,176,340	5,795	1,825,769	4,671	2,051,839	12,539

		Total Scope 1 + 2 location-based	2,635,201	11,868	2,224,897	10,866	2,486,699	15,455

		Total Scope 1 + 2 market-based	2,662,434	12,131	2,244,671	10,150	2,525,642	19,581

	Scope 3	Scope 3 FERA	556,434	2,538	635,106	2,451	526,603	3,836

		Scope 3 Franchises (including franchises FERA)	3,150,412	174,880	3,057,648	167,945	3,442,793	200,496

		Scope 3 Business Travel (private vehicle mileage fuel)[a]	56	56

		Total Scope 3 (excluding private vehicle mileage)[a]	3,706,846	177,418	3,692,754	170,396	3,969,396	204,332

Total GHG emissions (tCO2e)	Total Scope 1 + 2 + 3	Scope 1 + 2 +3 market-based (excluding private vehicle mileage fuel)[b]	6,369,280	189,549	5,937,425	180,546	6,495,038	223,913

	Total Gross Revenue (TGR)	TGR ($m) for managed, owned, leased and managed lease hotels[c]	11,593	258	9,056	247	11,952	310

GHG Intensity metrics	GHG intensity metrics location-based	Scope 1 + 2 tCO2e per occupied room night[d]	0.0456	0.0196	0.0475	0.0162	0.0397	0.0163

		Scope 1 + 2 + 3 tCO2e per occupied room night[d]	0.0298	0.0104	0.0317	0.0105	0.0305	0.0121

		Scope 1 + 2 tCO2e per $m revenue[c]	0.2273	0.0460	0.2457	0.0440	0.2081	0.0499

	GHG intensity metrics	Scope 1 + 2 tCO2e per occupied room night[d]	0.0461	0.0201	0.0479	0.0151	0.0403	0.0206

	market-based	Scope 1 + 2 + 3 tCO2e per occupied room night[d]	0.0304	0.0139	0.0317	0.0142	0.0316	0.0153

		Scope 1 + 2 tCO2e per $m revenue[c]	0.2297	0.0470	0.2479	0.0411	0.2113	0.0632

[a]

Fuel use from UK private vehicle mileage is not included in the scope of IHG’s SBT and therefore not included in the GHG and energy use totals within this table, however it is included in the total figures within our third-party verification statement found a ihgplc.com/responsiblebusiness/reporting.

[b]	Based on franchised, managed, owned, leased and manage lease hotels and corporate offices and calculated using a market-based methodology to align with IHG’s SBT.

[c]	GHG intensity per $m revenue uses TGR from managed, owned, leased and managed lease hotels as reported in the table above and on page 70 of Group Performance.

[d]

GHG intensity per occupied room night excludes UK private mileage and uses actual occupied room nights from hotels that fall within the scope of the metric and our SBT, which excludes our Exclusive Partners hotels (i.e. Iberostar Beachfront Resorts).

238	IHG | Annual Report and Form 20-F 2023

Our Performance

Our absolute Scope 1, 2 and Scope 3 market-based GHG emissions have decreased by 1.9% compared to our 2019 baseline level despite our system size growing from over 5,900 open hotels in 2019 to over 6,300 in 2023 across 100 countries. In addition, we have seen a reduction of 3.8% in our GHG emissions intensity per occupied room night on the same basis.

Even as our actions become more widely embedded across our estate, the rate at which we can decarbonise will be impacted by several factors, including rates of grid decarbonisation and government’s climate change policies. We recognise that our role in collaborating with governments, peers and trade bodies will be crucial to supporting owners and the industry in decarbonising successfully. Some of the key external dependencies we have identified are outlined in our TCFD disclosure on page 58 and have been factored into our decarbonisation plan.

To support our progress towards our decarbonisation target while continuing to grow our business, we are taking action across three main areas: decarbonising our existing hotels; sourcing renewable energy; and developing new-build hotels that operate at very low/ zero carbon.

See pages 56 and 57 for more information on our decarbonisation strategy and our transition plan.
See pages 47 to 49 of our 2023 Responsible Business Report for a full breakdown of our GHG emissions and energy data including renewable energy.

GHG Scope boundaries

We report Scope 1, Scope 2 and Scope 3 GHG emissions in tonnes (tCO2e) as defined by the GHG Protocol Corporate Accounting and Reporting Standard methodology, under the operational control approach:

•	Scope 1 emissions are direct GHG emissions from the combustion of fuels on-site, in company-owned vehicles and from refrigerant losses from our managed, owned, leased and managed lease hotels and corporate offices.

•	Scope 2 emissions are indirect GHG emissions generated by the energy purchased or acquired from our managed, owned, leased and managed lease hotels and corporate offices. A market-based method has been used to calculate total GHG emissions as this aligns with our SBT, however we have also reported Scope 2 location-based emissions for reference in the table above.

•	Scope 3 emissions are indirect GHG emissions that occur in IHG’s value chain. The Scope 3 emissions included within our SBT are material to IHG in accordance with the SBTi criteria. This includes Category 3 (FERA) from IHG’s managed, owned, leased and managed lease hotels and corporate offices, as well as Category 14 (Franchises), which includes the Scope 1 and 2 market-based emissions of our franchised hotels energy consumption and their Scope 3 FERA. For the purposes of SECR, IHG also report Scope 3 emissions from UK business travel in rental or employee-owned vehicles where IHG is responsible for purchasing the fuel, in the table above. However, these emissions are not in the scope of our SBT and, therefore, not included in the total figures above, reported in our Carbon KPI or our 2023 Responsible Business Report.

See page 47 of our 2023 Responsible Business Report for more information on our SBT and GHG emissions scopes and materiality.

Methodology

We work with data specialists to give us an up-to-date picture of IHG’s carbon footprint and assess our performance over time. To calculate our global energy consumption for the reporting period 1 January to 30 September 2023, we used energy consumption data reported by hotels through IHG’s Green Engage system. Energy consumption for the final three months of 2023 has been estimated using an average consumption from the previous 12 months, applied to a projected number of occupied room nights to ensure that all hotels have a consumption figure corresponding to their likely occupancy. This approach was not used for fuel where it was not possible to determine whether data was missed or fuel was not used, or only purchased intermittently/ seasonally. Estimating Q4 enables us to gain assurance over the data we report for the calendar year and aligns with our financial reporting period to enable analysis of both financial and non-financial indicators for the same period. Outlier checks were completed, and a gap-filling, and extrapolation methodology was applied where necessary. Any missing data points for energy consumption were filled using average consumption per room night from the nearest 12-month period. The IHG system size and number of occupied room nights used to estimate missing energy data is based on nine months of actual data and three months of data from 2022. Our estimation methodology is conservative to reduce the risk of under reporting. For 2023, the energy sample included 86% of hotels reporting energy consumption globally. As IHG’s system size is constantly changing and as new data becomes available, each year we restate the previous year’s figures (2019, 2020, 2021 and 2022).

For more information on our restatement method and historical GHG emissions and utility data, see pages 46 to 51 of our 2023 Responsible Business Report.

To calculate our emissions, we use the GHG Protocol Corporate Accounting and Reporting Standard methodology. Energy (MWh) and fuel (Litres) use was converted to GHG emissions using the published conversion factors from sources including IEA, USEPA, AIB and BEIS, and reported to the nearest tonne in tCO2e across Scope 1, 2 and 3 emissions. The most recently published emissions factors were used for all regions and applied to each energy data point to give associated GHG emissions. Intensities were calculated from the data in the sample group and divided by the total occupied room nights in the sample group.

To ensure that our market-based emissions reporting is robust, IHG only reports on renewable electricity where we have received corresponding Renewable Energy Certificates (RECs) or energy contracts that state that the electricity being purchased is 100% renewable. This evidence is validated by our internal teams and third-party verification provider. We are working to improve this reporting and validation process to account for more of the renewable energy that is being procured by our hotels going forward.

The full details of our methodology statements for GHG emissions and all utilities are detailed on pages 46 to 51 of our 2023 Responsible Business Report, where we report our carbon, energy (including renewables), water and waste data since 2019, as part of a performance tracking towards our Journey to Tomorrow commitments.
Our carbon, energy and water data has been verified by a third-party, the assurance statements can be found at ihgplc.com/ responsiblebusiness/reporting

Directors’ Report	IHG | Annual Report and Form 20-F 2023	239

Additional Information

Directors’ Report continued

Energy reduction initiatives

We have devised a strategy to drive forward our carbon reduction commitments while expanding our estate. To make progress against our decarbonisation target while continuing to grow our business, we are taking action across three main areas: decarbonising our existing hotels; sourcing renewable energy; and developing new-build hotels that operate at very low/zero carbon. Due to the different challenges and opportunities across our three regions, we have developed regional plans to take into consideration the significant geographical and operational variances. These regional plans are overseen by a new regional governance structure that incorporates oversight of resource and capital planning requirements. These regional plans have helped us to accelerate action in 2023 and further support hotels where we can.

In 2022, we updated our brand standards to integrate ECMs; these include high-efficiency, low-flow aerated shower heads and taps and LED lighting. In 2023, we integrated further ECMs into our existing estate across the Essentials & Suites (E&S) brands in the Americas. These measures included guest room occupancy sensing thermostats to ensure that heating/ cooling isn’t being used unnecessarily in unoccupied rooms, public area and back-of-house programmable thermostats (upon renovation) to ensure heating and cooling operation is efficient, and switching traditional electric resistance packaged terminal air-conditioners with more efficient packaged terminal heat pumps upon replacement. All ECMs integrated into hotel brand standards are carefully considered in consultation with the Hotel Owners Association and supported by our LTIP ESG metrics. We are now working on implementing additional brand standards tailored to each region and segment.

Every hotel is given access to the IHG Green Engage system, our comprehensive online environmental management platform, which helps hotel teams to measure, track and report their utility consumption and carbon footprint, as well as providing over 200 ‘Green Solutions’ with detailed guidance to support hotels in reducing their energy, water and waste impacts. To comply with the IHG Green Engage standard, hotels are required to report their monthly energy consumption and complete key energy-saving actions. Collaborating with our hotels, we actively promote energy efficiency throughout our estate, assigning customised annual and 2025 energy reduction targets to each hotel. To motivate hotels to reduce their energy consumption, these targets are integrated into hotel-level metrics and key performance indicators, aligning with the Executive Committee’s broader metrics, including Guest Satisfaction and Guest Love. We track their performance through the verifiable data required to enter into our IHG Green Engage system.

IHG continues to invest in utility data acquisition to improve data quality and assurance to enhance our reporting. This includes our collaboration with an energy specialist to offer all our hotels a centralised data feed solution to collect utility information, which is then sent directly into the Green Engage system. The collected data enables improved analytics for hotels to drive efficiencies in utility management and strengthen hotel RFP responses to corporate clients globally.

Being part of IHG means hotel owners receive a range of support to empower them with the knowledge and resources they need to progress against their energy reduction targets. In 2022, we launched the IHG HERO tool, which guides hotels on the most effective energy conservation measures for their specific building. The tool provides indicative capital costs, energy reductions and payback periods for a range of energy conservation measures based on the hotel’s facilities, climate and energy consumption. Since we launched the tool in 2022, over 560 hotels have used it to guide their capital spending. The tool is available across our EMEAA and Americas regions and is expected to launch in Greater China in 2024, following a successful pilot programme in 2023.

Our Energy & Carbon Reduction Training’ e-learning modules advise hotel colleagues on how to reduce costs, drive revenue and increase the asset value of their property by providing effective strategies to reduce their hotel’s energy consumption and carbon footprint. These modules also cover the global context, the commercial and competitive advantages of sustainability efforts, and what hotels need to do to meet their energy reduction targets. We also have a decarbonisation module for our corporate colleagues. In 2023, we led multiple training workshops for key business functions to engage them on how their role can support us to deliver our decarbonisation commitments.

We are supporting hotels to identify tax and other financial incentives available to them to help fund energy efficiency investments. Owners in our Americas region have access, free of charge, to reports on tax incentives and utility rebates available to their hotels. We have also partnered with an ‘energy efficiency as a service’ supplier that provides financing, installation, and maintenance of energy conservation measures and then shares the energy cost savings with the hotel.

See pages 28 to 32 of our 2023 Responsible Business Report for further information on our work across carbon and energy.

Listing Rules – compliance with LR 9.8.4C

The below table sets out only those sections of LR 9.8.4C which are relevant. The remaining sections of LR 9.8.4 are not applicable.

Section	Applicable sub-paragraph within LR 9.8.4C	Location

1	Interest capitalised	Group Financial Statements, note 7, page 181

4	Details of long-term incentive schemes	Directors’ Remuneration Report, pages 116 to 140

240	IHG | Annual Report and Form 20-F 2023

Going concern

An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in the Strategic Report on pages 2 to 88 and in the Group information on pages 242 to 254.

As at 31 December 2023, the Group had total liquidity of $2,572m, comprising $1,350m of undrawn bank facilities and $1,222m of cash and cash equivalents (net of overdrafts and restricted cash).

There remains a wide range of possible planning scenarios over the going concern period. The scenarios considered and assessment made by the Directors in adopting the going concern basis for preparing these financial statements are included on page 161.

Based on the assessment completed, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2025, and there are no material uncertainties that may cast doubt on the Group’s going concern status. Accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

Please see the viability statement on pages 50 and 51.

By order of the Board,

Nicolette Henfrey

Company Secretary

InterContinental Hotels Group PLC

Registered in England and Wales, Company number 5134420

19 February 2024

Directors’ Report	IHG | Annual Report and Form 20-F 2023	241

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

Recent acquisitions and divestitures

The Group made no acquisitions or disposals in 2023 or 2022. In 2021, the Group disposed of a portfolio of three EVEN Hotels in the Americas region resulting in a net cash inflow of $44m.

Further information is included in note 11 to the Group Financial Statements on page 186.

Capital expenditure

•	Gross capital expenditurea in 2023 totalled $253 million compared with $161 million in 2022 and $100 million in 2021, see page 230.

•	At 31 December 2023, capital committed (being contracts placed for expenditure on property, plant and equipment and intangible assets not provided for in the Group Financial Statements) totalled $10 million, see page 212.

[a]

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 84 to 88. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 226 to 231.

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

During 2023, the Group continued to face risks relating to macro external factors, including the impact of continuing inflationary pressures and challenges to labour availability in key markets, ongoing conflict in Ukraine and, towards the end of the year, in the Middle East. These factors contributed to additional political, economic and financial market developments and uncertainties, including global supply chain disruptions, continuing cybersecurity threat levels, and increases to the cost of borrowing due to rising interest rates.

Following the outbreak of the war in Ukraine, the Group ceased all operations in Russia due to the ongoing and increasing challenges of operating there and consistent with evolving UK, US and EU sanction regimes. The Group continues to monitor the impact of the war in relation to our two hotels in Ukraine, both of which are open to the public.

The Group’s refreshed strategy will require balancing of short-term execution and long-term goals, along with resilience in an environment of uncertainties relating to, for example, its ability to deliver innovation at scale and speed; how it uses, stores, secures and transfers data; owner preferences for and ability to invest in its brands; global and local supply chain efficiency and resiliency; and legal and regulatory complexity and litigation trends.

Several other factors will continue to remain important to the Group’s outlook, including those relating to operational resilience, such as the safety and security of hotel operations; guest preferences for branded hotel experiences and loyalty in a competitive industry where expectations continue to evolve; and its ability to attract and retain talent and capability where key aspects of the Group’s growth ambitions and operations are dependent on access to experience and knowledge.

The Group also faces emerging risks where the impact and likelihood are not yet fully understood or factors that may become significant in the medium- to long-term. This includes uncertainty linked to the rapidly evolving wider macroeconomic and geopolitical factors, including government policy and how this might impact travel patterns and business relationships, central bank policy and how this might impact development and financing costs of owners, rapid development of generative artificial intelligence technology, and the physical risks of climate change on the Group’s activities.

To enable focus on the material risk factors facing the Group, the detail below has been organised under headings corresponding to the ordering of the principal risks outlined earlier in this document.

The principal risks are on pages 45 to 49, the cautionary statements regarding forward-looking statements are on page 263 and financial and forward-looking information in note 8 on pages 181 to 185, and note 24 on pages 199 to 203.

242	IHG | Annual Report and Form 20-F 2023

1. Guest preferences for branded hotel experiences and loyalty

The Group is subject to a competitive and changing industry

The Group competes against other global hotel chains, local hotel companies and independent hotels to win the loyalty of guests, employees and owners. The competitive landscape also includes other types of businesses, both global and specific to certain markets, such as web-based booking channels (which include online travel agents and intermediaries), and alternative sources of accommodation, such as short-term lets of private property. Failure to compete effectively in traditional and emerging areas of the business could impact the Group’s market share, system size, profitability and relationships with owners and guests. The hospitality industry has previously experienced consolidation, and further such activity may result in such competitors having access to increased resources, capabilities or capacity and provide advantages from scale of revenues, marketing funds and/or cost structures.

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

The Group is exposed to inherent uncertainties associated with brand development and expansion

The Group has launched eight brands in six years and also maintains co-branded credit card relationships to support the IHG Rewards programme. Since the rollout, integration and growth of these brands (including associated loyalty programmes) is dependent on market conditions, guest preference and owner investment, as well as continued cooperation with third parties, there are inherent risks that we will be unable to recover costs incurred in developing or acquiring the brands or any new programmes or products, or those brands, programmes, or products will not succeed as we intend. The Group’s ongoing agenda to deliver industry-leading net rooms growth creates risks relating to the transition of systems, new or changed operating models, services and processes, and may result in failures to improve commercial performance, leading to financial loss and undermining stakeholder confidence.

2. Owner preferences for or ability to invest in our brands

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

There can be no assurance that the Group will be able to identify, retain or add franchisees to the IHG System, to secure management contracts or open hotels in our development pipeline. For example, the availability of suitable sites, market saturation, planning and other local regulations or the availability and affordability of finance, which has remained a challenge in 2023, may restrict the supply of suitable hotel development opportunities under franchise or management agreements and mean that not every hotel in our development pipeline may develop into a new hotel that enters our system. In connection with entering into franchise or management agreements, the Group may be required to make investments in, or guarantee the obligations of, third parties or guarantee minimum income to third parties. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group, including, for example, the unwillingness of franchisees to support individual or masterbrand or system improvement initiatives. This could result in franchisees prematurely terminating contracts, which could lead to disputes, litigation, damages and other expenses and would adversely impact the overall IHG System size and the Group’s financial performance.

The Group is exposed to the risks of hotel industry overcapacity

The future operating results of the Group could be adversely affected by industry overcapacity (by number of rooms) and weak demand due, for example, to customer confidence in business and leisure travel, whether related to pandemics, war, or otherwise, the cyclical nature of the hotel industry, other differences between planning assumptions and actual operating conditions, cost-of-living pressures and changes in stakeholder expectations around environmental factors. These conditions could result in reductions in room rates and occupancy levels, which would adversely impact the financial performance of the Group.

3. Our ability to attract and retain talent and capability

The Group requires the right people, skills and capability to manage growth and change

In order to remain competitive, the Group relies upon hiring and retaining highly skilled employees with particular expertise or leadership capability. The Group’s strategic business plans could be undermined by a failure to build and sustain a resilient corporate culture, failure to recruit or retain key personnel, unexpected loss of key senior employees, inadequate succession planning and incentive plans, or failure to invest in the development of key skills.

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

Labour shortages could restrict our ability and the ability of franchisees to operate hotel properties or grow our business or could result in increased costs that could adversely affect results of operations. The Covid-19 pandemic negatively affected the labour market for employers. Staffing shortages in various parts of the world could hinder our ability to grow and expand our business. Some emerging markets may not have the required local expertise to operate a hotel, particularly for luxury and lifestyle brands, and may not be able to attract the right talent.

If we or our franchisees are unable to attract, retain, train, manage and engage skilled individuals, the ability to staff and operate the hotels that we manage, own or franchise could be diminished. This could reduce customer satisfaction and adversely affect the reputation of our brands. Labour costs may also increase, threatening the ability to operate hotels and our corporate support functions, achieve business growth targets or impact the profitability of our operations. Additionally, unless the Group maintains a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave.

Group information	IHG | Annual Report and Form 20-F 2023	243

Additional Information

Group information continued

Risk factors continued

Collective bargaining activity could disrupt operations, increase our labour costs or interfere with the ability of our management to focus on executing our business strategies.

A significant number of the Group’s colleagues at its managed, owned, leased and managed lease hotels in the US, Canada, Mexico, Grand Cayman and Netherlands Antilles are covered by collective bargaining agreements and similar agreements. If relationships with those colleagues or the unions that represent them deteriorate, the properties we own, lease or manage could experience labour disruptions such as strikes, lockouts, boycotts and public demonstrations. In 2024, bargaining agreements in major cities will be expiring within several months of each other. There will be labour activity in many of our major markets, including Washington DC, San Diego, Boston and San Francisco. Hotel sector union member participation continues to increase in key markets within the Americas region, which may require IHG to enter into new labour agreements as more employees become unionised in the future. Labour disputes, which are generally more likely when collective bargaining agreements are being renegotiated, could harm our relationship with our colleagues, result in increased regulatory inquiries and enforcement by governmental authorities and deter guests. Further, adverse publicity related to a labour dispute could harm our reputation and reduce customer demand for our services.

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

4. Data and information usage, storage, security and transfer

The Group is exposed to cybersecurity and data privacy risks

The Group is increasingly dependent upon the collection, usage, retention, availability, integrity and confidentiality of information, including, but not limited to: guest, employee and owner credit card, financial and personal data, business performance, financial reporting and commercial development. The information is sometimes held in different formats, such as digital, paper, voice recordings and video, and could be stored in many places, including cloud-based storage and facilities managed by third-party service providers, in our managed hotels, and by our independently owned and operated hotels, that are all subject to the same or similar risks.

Cyber breaches are increasingly becoming an unfortunate reality for most companies and risks relating to cybersecurity appear to be heightened in light of geopolitical conflicts. The threats towards the hospitality industry and the Group’s information are dynamic, and include cyber-attacks, fraudulent use, loss or misuse by employees and breaches of our vendors’ security arrangements, among others.

For example, in 2022, parts of the Group’s technology systems were subject to unauthorised activity, causing disruption to the Group’s booking channels and other applications. A putative class action suit has been filed by a small group of hotel owners related to the incident. This cybersecurity breach follows additional previous cybersecurity incidents of a different nature in 2016.

The legal and regulatory environment around data privacy and requirements set out by the payment card industry surrounding information security across the many jurisdictions in which the Group operates are constantly evolving (such as the EU GDPR, China cybersecurity law, and US State privacy laws). If the Group fails to protect information and ensure relevant controls are in place to enable the acceptable use and release of information through the appropriate channels in a timely and accurate manner, IHG System performance, guest experience and the reputation of the Group may be adversely affected. This could lead to revenue losses, fines, penalties, litigation and other additional costs.

We are required to comply with marketing and advertising laws relating to our direct marketing practices, including email marketing, online advertising, including in our use of generative artificial intelligence, and postal mailings. Further restrictions to the content or interpretations of these laws could adversely impact our current and planned activities and the effectiveness or viability of our marketing strategies to maintain, extend and acquire relationships with customers, and impact the amount and timing of our sales of certain products.

For information of incidents and ongoing legal proceedings relating to cybersecurity, data privacy and trade practices, see pages 212 and 254.

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

5. Ethical and social expectations

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

6. Legal and regulatory complexity or litigation trends

The Group is required to comply with existing and changing regulations and act in accordance with societal expectations across numerous countries, territories and jurisdictions

Government regulations affect countless aspects of the Group’s business, including corporate governance, health and safety, the environment, social responsibility, bribery and corruption, employment law and diversity, franchise laws and regulation, disability access, data privacy and information protection, financial, accounting and tax. Regulatory changes may require significant changes in the way the business operates and may inhibit the Group’s strategy, including the markets the Group operates in, brand protection, and use or transmittal of personal data and use of artificial intelligence. If the Group fails to comply with existing or changing regulations, the Group may be subject to fines, prosecution, loss of licence to operate or reputational damage.

Companies that operate franchise systems may be subject to liabilities and claims relating to the franchisor/franchisee relationship, such as for allegedly being a ‘joint employer’ with a franchisee. Changes in laws or regulations relating to this relationship could result in a determination that we are a joint employer with our franchisees or that our franchisees are part of one unified system subject to joint and several liability. Such a determination could subject us to liability for employment-related and other liabilities of our franchisees and could cause us to incur other costs that have a material adverse effect on our results of operations and profit.

244	IHG | Annual Report and Form 20-F 2023

The Group is exposed to the risk of litigation

Certain companies in the Group are the subject of various claims and proceedings. The ultimate outcome of these matters is subject to many uncertainties, including future events and uncertainties inherent in litigation. In addition, the Group could be at risk of litigation claims made by many parties, including but not limited to: guests, customers, joint venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of the hotels it manages. Claims filed may include requests for punitive damages as well as compensatory damages. Unfavourable outcomes of claims or proceedings could have a material adverse impact on the Group’s results of operations, cash flow and/or financial position. Exposure to significant litigation or fines may also affect the reputation of the Group and its brands. (See also legal proceedings on page 254.)

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

The Group’s financial performance may be affected by changes in tax laws

Many factors will affect the Group’s future tax rate, the key ones being legislative developments, future profitability of underlying subsidiaries and tax uncertainties. Tax liabilities or refunds may also differ from those anticipated, in particular as a result of changes in tax law, changes in the interpretation of tax law, or clarification of uncertainties in the application of tax law. The Group continues to monitor significant tax reform proposals, most notably the development of the OECD’s ‘Pillar Two’ minimum tax regime; further information is included in note 8 to the Group Financial Statements on page 181.

7. Global and local supply chain efficiency and resilience

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

8. Operational resilience to incidents or disruption or control breakdown (including geopolitical, safety and security, cybersecurity, fraud and health-related)

The Group is exposed to a variety of risks associated with safety, security and crisis management

There is a constant need to protect the safety and security of our guests, employees and assets against natural and man-made threats. These include, but are not limited to, exceptional events, such as extreme weather, civil or political unrest, violence and terrorism, serious and organised crime, fraud, employee dishonesty, cyber crime, pandemics or contagious diseases, fire and day-to-day accidents, incidents and petty crime, which impact the guest or employee experience, could cause loss of life, sickness or injury and result in compensation claims, fines from regulatory bodies, litigation and impact reputation. Serious incidents or a combination of events could escalate into a crisis that, if managed poorly, could further expose the Group and its brands to significant reputational damage.

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

The scope and complexity of our technology infrastructure, including increasing reliance on third-party suppliers to support and protect our systems and information, as well as the rapidly evolving cyber threats, means that we are inherently vulnerable to physical damage, failures, disruptions, denial of service, phishing or other malware attacks, ransomware, cyber terrorism and fraud, as well as human error, negligence and wilful misuse. These risks may be heightened when these capabilities are provided offshore or in cloud-based environments. Our franchisees and suppliers are also inherently vulnerable to the same risks.

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

The Group is exposed to political and economic developments

The Group is exposed to political, economic and financial market developments, such as recession, inflation and availability and/or cost of credit (due to rising interest rates) and currency fluctuations that could lower revenues and reduce income. The outlook for 2024 may worsen due to continued unrest and conflict in Ukraine, the Middle East, parts of Africa and Asia and other geopolitical tensions; potential disruptions in the US economy; uncertain central bank policies; the impact of fluctuating commodity prices (including oil) on economies dependent on such exports; and barriers to global trade, including unforeseeable changes in regulations, imposition of tariffs or embargoes and other trade restrictions or controls.

Group information	IHG | Annual Report and Form 20-F 2023	245

Additional Information

Group information continued

Risk factors continued

The interconnected nature of economies suggests any of these events, or other events, could trigger a recession that reduces leisure and business travel as demand for our services is closely associated with the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased global or regional demand for hospitality products and services can be especially pronounced during economic downturns or low levels of economic growth, and the hospitality industry may fail to keep pace with overall economic improvement. Such declines in demand for our products and services could adversely affect room rates and/ or occupancy levels and other income-generating activities.

Specifically, the Group is most exposed to the impact of political and economic risk factors in relation to the US market, including elections in 2024, and to Greater China. The owners or potential owners of hotels franchised or managed by the Group face similar risks that could adversely impact their solvency and the Group’s ability to secure and retain franchise or management agreements. Accordingly, the Group is particularly susceptible to adverse changes in these economies, as well as changes in their currencies. In addition to trading conditions, the economic outlook also affects the financial health of current and potential owners and their ability to access capital, which could impact existing operations, timely payment of IHG fees and the health of the pipeline.

The Group is exposed to continued disruption and consequences from the war in Ukraine

The Group continues to monitor the impact of the war in relation to our two hotels in Ukraine, both of which are open to the public. The Group has ceased all operations in Russia. Although these operations were not material to consolidated financial results, the Group continues to face uncertainty relating to the broader consequences of this conflict on global macroeconomic conditions. These uncertainties include the potential for governments to impose additional sanctions or other economic or military measures. Further expansion or escalation of military confrontations or related geopolitical tensions, including increased restrictions on global trade, could also result in, among other things, depressed or restricted travel demand, declines in consumer confidence and economic growth, an increased likelihood of cyber attacks or information technology disruption, supply chain disruptions, increases in inflation rates, changes to foreign currency exchange rates, constraints, volatility or disruption in financial markets, the decreased availability of raw materials, supplies, freight and labour, and uncertainty about economic and global stability.

The Group is also exposed to disruption and consequences from the conflict in the Middle East

The Group continues to face some disruption relating to the broader consequences of the Middle East conflict on neighbouring countries and on wider global macroeconomic uncertainty, including supply chain disruption through the region. Further expansion or escalation of military confrontations or related geopolitical tensions could also result in similar factors to those listed above relating to the war in Ukraine.

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

The Group is exposed to a variety of risks associated with its financial stability and ability to borrow and satisfy debt covenants

While the strategy of the Group is to grow through activities that do not involve significant amounts of its own capital, the Group does require capital to fund some development opportunities, technological innovations and strategic acquisitions; and to maintain and improve owned, leased and managed lease hotels. The Group is reliant upon having financial strength and access to capital markets and other borrowing facilities to meet these expected capital requirements. The Group’s $1,350m revolving credit facility (RCF) is only available if the financial covenants in the facility are complied with. Non-compliance with covenants could result in the Group’s lenders demanding repayment of the funds advanced and any undrawn facilities could be unavailable. In addition, if the RCF was drawn and repayment was demanded, it would trigger a repayment of the bond debt. If the Group’s financial performance does not meet market expectations, it may not be able to refinance existing bond and bank facilities on terms considered favourable.

The Group currently has a senior unsecured long-term credit rating of BBB from S&P and, since 2023, a Baa2 rating from Moody’s. In the event of either rating being downgraded below BBB- and Baa3 respectively (a downgrade of two levels) there would be an additional step-up coupon of 1.25% payable on the public bonds which are subject to those ratings.

The Group’s operations are dependent on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations

Cash and cash equivalents are held in short-term deposits, money market funds and repurchase agreements with short maturities. Most of the Group’s funds are held in the UK or US, although $30 million (2022: $24 million) is held in countries where repatriation is restricted as a result of foreign exchange regulations. Medium and long-term borrowing requirements are met through the bonds and RCF. Short-term borrowing requirements may be met from drawings under uncommitted overdrafts and RCF.

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

246	IHG | Annual Report and Form 20-F 2023

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

The Group is exposed to fluctuations in exchange rates, currency devaluations or restructurings and to interest rate risk in relation to its borrowings

The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profit, net liabilities and interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s reported debt has an exposure to borrowings held in pounds sterling (including €1,000 million euro bonds which have been swapped into sterling using currency swaps). Conducting business in currencies other than US dollars exposes us to fluctuations in exchange rates, currency devaluations, or restructurings. This could potentially lower our reported revenues, increase our costs, reduce our profits or disrupt our operations. Exposure to these factors is linked to the pace of our growth in territories outside the US and, if the proportion of our revenues grows, this may increase the potential sensitivity to currency movements having an adverse impact on our results. The Group is also exposed to interest rate risk in relation to its fixed and floating rate borrowings and interest rates may be higher on new or replacement borrowings compared to existing interest rates. All of the current bond debt ($3,122m) is at fixed rates. The Group may use interest rate swaps to manage the interest rate exposure.

The Group could be affected by credit risk on treasury transactions

The Group uses long-term credit ratings from S&P, Moody’s and Fitch Ratings as a basis for setting its counterparty limits. In order to manage the Group’s credit risk exposure, the treasury function sets counterparty exposure limits using metrics including credit ratings, the relative placing of credit default swap pricings, tier 1 capital and share price volatility of the relevant counterparty. The Group trades only with recognised, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In respect of credit risk arising from financial assets, the Group’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

9. Our ability to deliver technological or digital performance or innovation (at scale, speed, etc.)

The Group is exposed to inherent risks in relation to changing technology and systems

As the use of the internet, artificial intelligence, mobile and data technology grows, and new and disruptive technology solutions are developed, customer needs and expectations evolve at pace. The Group may find that its evolving technology capability is not sufficient and may have to make substantial additional investments in new technologies or systems to remain competitive. Failure to keep pace with developments in technologies or systems, and also with regulatory, risk and ethical considerations of how these developments are used, for example in relation to cross-border transfers of data, may put the Group at a competitive disadvantage. Generative artificial intelligence is an emerging technology that the Group expects will create uncertainty for the travel and hospitality sector and society in general. The primary impacts are considered to be in relation to how guests will find and interact with hotels, how colleagues will work and talent and capability attraction or retention (among others).

In addition, the technologies or systems that the Group chooses to . deploy may not be commercially successful or the technology or system strategy may not be sufficiently aligned with the needs of the business. Any such failure could adversely affect guest experiences, and the Group may lose customers, fail to attract new customers, impact our appeal to owners, incur substantial costs or face other losses. This could further impact the Group’s reputation in regards to innovation.

(See also ‘4. Data and information usage, storage, security and transfer’.)

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

The Group is exposed to risks relating to our commitments in relation to Climate Change

In line with our commitment to reduce our energy use and carbon emissions in line with climate science, the Group has implemented a 2030 science-based target to reduce absolute scope 1, 2, and scope 3 greenhouse gas emissions from fuel and energy-related activities and franchises by 46.2% by 2030 from a 2019 base year. This ambition is challenging to implement and will require significant transformation across IHG, hotel owners and supply chain partners, including investment in physical assets and operational procedures. It is also dependent on government financial incentives, the decarbonisation of electricity grids and hotel owners having access to scalable, cost-effective renewable energy, as well as new operational behaviours and mindset shifts, including from guests, to adapt to low-energy products and services. If these changes, many of which are outside of IHG’s control, do not occur, the Group may have difficulty achieving its public commitments, which may impact the reputation of the Group.

Group information	IHG | Annual Report and Form 20-F 2023	247

Additional Information

Group information continued

Cybersecurity

Cybersecurity governance

IHG’s board of directors is ultimately accountable for establishing a framework of prudent and effective controls, which enable risk to be assessed and managed. Management, including the Chief Information Security Officer (CISO) and our cybersecurity team, regularly update the Board on the company’s cybersecurity programmes, material risks and mitigation strategies and provide status and risk reports at least annually. The audit committee reviews the appropriateness of IHG’s risk management system to address risks and has allocated particular attention to cybersecurity and governance in the context of previous criminal, unauthorised access to the Group’s technology systems.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programmes. This is guided by periodic external third-party assessment of IHG’s cyber risks and the maturity of the cybersecurity programme. The cyber incident response framework uses defined playbooks, coordinating with external incident response groups and aligning with wider IHG crisis management and escalation protocols, including triggers for reporting to senior management, board of directors and external parties where required.

IHG’s CISO has overall responsibility for the Information Security strategy and the development and management of the associated programme. The CISO was hired by IHG in 2018 from Invesco, a global investment management company, where he built and ran the cybersecurity programme as CISO for more than 10 years. The CISO is supported by a dedicated, certified and experienced in-house team, complemented by outsourced groups for performing either highly repetitive or operational tasks or for very specialised skillsets such as penetration testing or cyber forensics. The CISO receives reports from the team to enable the monitoring of the prevention, detection, mitigation, and remediation of cybersecurity incidents.

IHG employs several independent or third-party mechanisms to provide a level of assurance that the different information security capabilities are operating effectively and assessment of risk is also informed by observations arising from a variety of independent auditing either from IHG’s Internal Audit function or as part of regulatory compliance work performed including Sarbanes-Oxley, HIPAA, SWIFT, SOC-1 and MLPS (China). As noted above, periodic external assessments are also conducted of the maturity of the cybersecurity programme, which are also reported to the board of directors.

Cybersecurity risk management

Cybersecurity is an integral part of IHG’s overall risk management and internal control system. Our information security risk management programme follows the National Institute of Standards and Technology Cyber Security Framework and supports the identification of the systems, data, and other information assets that are considered most sensitive from a confidentiality perspective, or most critical from an availability perspective. These include guest data, credit card data, pre-public financial information, and revenue generating applications.

Standards, policies and procedures are in place to manage how personal data can be used and protected across IHG, including a requirement for participation by all employees in annual e-learning training on handling information responsibly.

The Information Security programme incorporates:

•	Engagement with leaders from other IHG business functions, including to identify and assess cybersecurity threats, and to act as point of contact for escalation of issues and incidents.

•	User awareness and colleague engagement, including communications to corporate and hotel teams on changing threats and phishing simulation exercises to raise risk awareness.

•	Maintenance of information risk management processes including a risk register and standard contract language.

•	Risk assessment of third parties based on access to IHG systems, data, and operational reliance using a combination of manual procedures, for example, completion of security questionnaires, and independent cyber risk scoring. Critical rated third parties are reviewed annually.

•	Security compliance to coordinate required tracking of compliance for applicable regulations and standards, including remediation of any regulatory and audit findings.

•	Security engineering and architecture to define, implement and maintain standards for the secure use of core technology platforms and solutions, including new technology solutions and potential business partners and acquisitions.

•	Assessment of the security of individual business applications and platforms, including good security hygiene within coding.

•	Vulnerability management for all technical components of infrastructure and core application platforms.

•	Identity and access management for global platforms and solutions, including privileged access management, and loyalty account members.

•	Cyber threat intelligence relationships with worldwide law enforcement and intelligence sharing organisations, profiling likely threat actors and methods, and providing insight on threat levels.

•	Security operations monitoring, triaging alerts to facilitate response and action within agreed service level agreements.

•	Cyber incident response using agreed and practised playbooks for security events, coordinating with external incident response groups and wider IHG crisis protocols, and deploying tabletop exercises to simulate scenarios and identify potential gaps in response.

•	Center of Excellence project management, continuous process improvement, tracking of key performance metrics, change management, and communications to internal, executive and external stakeholder groups.

In 2023 we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. As we explained in our 6 and 29 September 2022 Stock Exchange Announcements, parts of our technology systems were subject to unauthorised activity, causing disruption to our booking channels and other applications. In line with our crisis management framework, teams across IHG came together to evaluate and address the incident, supported by external specialists. No evidence of unauthorised access to systems storing guest data was identified. The Board was engaged throughout the incident response.

For more information about our risks, please refer to pages 42 to 49 and pages 242 to 247.

248	IHG | Annual Report and Form 20-F 2023

Directors’ and Executive Committee

members’ shareholdings

As at 16 February 2024: (i) Executive Directors had a number of beneficial interests in shares (including Directors’ share awards under IHG’s share plans) set out in the table below; (ii) Non-Executive Directors had the number of beneficial interests in shares set out in the table on page 136; and (iii) Executive Committee members had the number of beneficial interests in shares (including members’ share awards under IHG’s share plans) set out in the table below. These shareholdings indicate all Directors’ or Executive Committee members’ beneficial interests and those held by their spouses and other connected persons. As at 16 February 2024, no Director or Executive Committee member held more than 1.0% of the total issued share capital. None of the Directors have a beneficial interest in the shares of any subsidiary.

Executive Committee member	Number of shares held outright			APP deferred share awards			LTIP/DAP share awards (unvested)			Total number of shares held
	16 Feb 2024	31 Dec 2023	31 Dec 2022	16 Feb 2024	31 Dec 2023	31 Dec 2022	16 Feb 2024	31 Dec 2023	31 Dec 2022	16 Feb 2024	31 Dec 2023	31 Dec 2022

Elie Maalouf	99,265	99,265	83,340	24,833	24,833	21,308	157,908	157,908	111,089	282,006	282,006	215,737

Michael Glover	13,307	13,307	–	3,247	3,247	–	47,152	47,152	–	63,706	63,706	–

Heather Balsley	–	–	–	3,174	3,174	–	34,544	34,544	–	37,718	37,718	–

Jolyon Bulley	52,164	52,164	52,164	17,034	17,034	14,228	62,472	62,472	57,380	131,670	131,670	123,772

Yasmin Diamond	5,043	5,043	2,902	11,151	11,151	9,877	36,929	36,929	39,070	53,123	53,123	51,849

Nicolette Henfrey	11,351	11,351	4,815	12,545	12,545	8,981	42,232	42,232	43,417	66,128	66,128	57,213

Wayne Hoare	12,172	12,172	5,700	16,207	16,207	9,408	53,487	53,487	48,516	81,866	81,866	63,624

Kenneth Macpherson	24,060	24,060	24,060	15,808	15,808	14,088	52,167	52,167	55,719	92,035	92,035	93,867

George Turner	20,928	20,928	37,059	16,376	16,376	14,052	53,555	53,555	57,616	90,859	90,859	108,727

Executive Directors’ benefits upon termination of office

All current Executive Directors have a rolling service contract with a notice period from the Group of 12 months. As an alternative, the Group may, at its discretion, pay in lieu of that notice. Neither notice nor a payment in lieu of notice will be given in the event of gross misconduct.

Payment in lieu of notice could potentially include up to 12 months’ salary and the cash equivalent of 12 months’ pension contributions and other contractual benefits. Where possible, the Group will seek to ensure that, where a leaver mitigates their losses by, for example, finding new employment, there will be a corresponding reduction in compensation payable for loss of office.

Visit ihgplc.com/investors under Corporate governance in the Directors’ Remuneration Policy section for further details about the determination of termination payments in the Directors’ Remuneration Policy.

Group information	IHG | Annual Report and Form 20-F 2023	249

Additional Information

Group information continued

Description of securities other than equity securities

Fees and charges payable to a depositary

Category (as defined by SEC)	Depositary actions	Associated fee

Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of:

• Share distributions, stock splits, rights, mergers

• Exchange of securities or any other transactions or event or other distribution affecting the ADSs or the deposited securities

$5 for each 100 ADSs (or portion thereof)

Receiving or distributing dividends	Distribution of stock dividends	$5 for each 100 ADSs (or portion thereof)

	Distribution of cash	$0.05 or less per ADS (or portion thereof)

Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs, which would have been charged as a result of the deposit of such securities	$5 for each 100 ADSs (or portion thereof)

Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5 for each 100 ADSs (or portion thereof)

Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS

General depositary services, particularly those charged on an annual basis	Other services performed by the depositary in administering the ADRs	$0.05 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the ADR Depositary by billing ADR holders or by deducting such charge from one or more cash dividends or other cash distributions

Expenses of the depositary

Expenses incurred on behalf of ADR holders in connection with:

• Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

• The ADR Depositary’s or its custodian’s compliance with applicable laws, rules or regulations

• Stock transfer or other taxes and other governmental charges

• Cable, telex, facsimile transmission or delivery

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

J.P. Morgan Chase Bank N.A. (the ADR Depositary) is the depositary for IHG’s ADR programme. The ADR Depositary’s principal executive office is at: J.P. Morgan Depositary Receipts, 390 Madison Avenue, New York, NY 10017. The ADR Depositary has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR programme and incurred by the Company in connection with the ADR programme. The Company did not receive any payments from the ADR Depositary during the year ended 31 December 2023 in respect of legal, accounting and other fees incurred in connection with the preparation of the Annual Report and Form 20-F, ongoing SEC compliance and listing requirements, investor relations programmes, and advertising and public relations expenditure.

250	IHG | Annual Report and Form 20-F 2023

Articles of Association

The Company’s Articles of Association (the Articles) were first adopted with effect from 27 June 2005, were most recently amended at the AGM held on 7 May 2020 and are available on the Company’s website at ihgplc.com/investors under Corporate governance. The following summarises material rights of holders of the Company’s ordinary shares under the material provisions of the Articles and English law. This summary is qualified in its entirety by reference to the Companies Act and the Articles.

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

The Directors are empowered to exercise all the powers of the Company to borrow money, subject to any limitation in the Articles (currently $5 billion), unless sanctioned by an ordinary resolution of the Company.

Under the Articles, there are no age limit requirements relating to a person’s qualification to hold office as a Director of the Company.

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

Group information	IHG | Annual Report and Form 20-F 2023	251

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

Working Time Regulations 1998

In the UK, many employees of Group companies are covered by the Working Time Regulations, which came into force on 1 October 1998. These regulations implemented the EU Working Time Directive and parts of the Young Workers Directive, and lay down rights and protections for employees in areas such as maximum working hours, minimum rest time, minimum days off and paid leave. The Working Time Regulations continue to apply in the UK following the UK’s exit from the EU as retained EU law under the European Union (Withdrawal) Act 2018, as amended.

In the UK, there is in place a national minimum wage under the National Minimum Wage Act 1998, as amended. At 31 December 2023, the minimum wage for individuals aged 18 to 20 was £7.49 per hour, aged 21 to 22 was £10.18 per hour and for those aged 23 or over was £10.42 per hour in each case, excluding apprentices aged under 19 years or, otherwise, in the first year of their apprenticeships.

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

252	IHG | Annual Report and Form 20-F 2023

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

Syndicated Facility

In April 2022, the Company, together with Six Continents Limited and InterContinental Hotels Limited (as borrowers and guarantors), signed a five-year $1.35 billion bank facility agreement (Syndicated Facility) with Bank of America Europe Designated Activity Company, Bank of China Limited, London Branch, Barclays Bank PLC, BNP Paribas, London Branch, Commerzbank Aktiengesellschaft, London Branch, DBS Bank Ltd, London Branch, Mizuho Bank, Ltd., MUFG Bank, Ltd., Standard Chartered Bank, Truist Securities, Inc., Unicredit Bank AG, U.S. Bank National Association and Wells Fargo Bank, N.A., London Branch all acting as lenders, mandated lead arrangers and joint bookrunners, and MUFG Bank, Ltd. as facility agent.

During 2023, IHG Finance LLC, a Group company, acceded to the Syndicated Facility agreement as an additional guarantor and the Syndicated Facility agreement was amended to ensure that the implementation of IFRS 16 ‘Leases’ was accurately reflected in the agreement’s terms. The Company also exercised its ability to extend the term of the Syndicated Facility by an additional period of 12 months, taking its term to April 2028.

The interest margin payable on borrowings under the Syndicated Facility is linked to the long-term credit rating assigned to the senior unsecured and unsubordinated debt of the Company. The margin can vary between the applicable reference rate + 0.50% and the applicable reference rate + 1.00% depending on the credit rating. The Syndicated Facility was undrawn as at 31 December 2023.

£4 billion Euro Medium Term Note programme

In 2023, the Group updated its Euro Medium Term Note programme (EMTN Programme) and issued a tranche of €600 million 4.375% notes due 28 November 2029 (2023 Issuance).

On 21 September 2023, an amended and restated trust deed (Trust Deed) was executed by the Company and IHG Finance LLC (IHGFL) as issuers (Issuers); the Company, IHGFL, Six Continents Limited and InterContinental Hotels Limited as guarantors (Guarantors) and U.S. Bank Trustees Limited as trustee (Trustee), pursuant to which the trust deed dated 27 November 2009, as supplemented by five supplemental trust deeds dated 7 July 2011, 9 November 2012, 16 June 2015, 11 August 2016 and 14 September 2020 between the Company as issuer, Six Continents Limited and InterContinental

Hotels Limited as guarantors and HSBC Corporate Trustee Company (UK) Limited as trustee relating to the Programme, was amended and restated. Under the Trust Deed, the Issuers may issue notes (Notes) unconditionally and irrevocably guaranteed by the Guarantors, up to a maximum nominal amount from time to time outstanding of £4 billion (or its equivalent in other currencies). Notes are to be issued in series (each a Series) in bearer or registered form. Each Series may comprise one or more tranches (each a Tranche) issued on different issue dates. A Tranche of Notes may be issued on the terms and conditions set out in a base prospectus as amended and/or supplemented by a document setting out the final terms (Final Terms) of such Tranche or in a separate prospectus specific to such Tranche.

Under the Trust Deed, each of the Issuers and the Guarantors has given certain customary covenants in favour of the Trustee.

The Final Terms issued under the 2023 Issuance provide that the holders of the Notes have the right to repayment if the Notes (a) become non-investment grade within the period commencing on the date of announcement of a change of control and ending 90 days after the change of control (Change of Control Period) and are not subsequently, within the Change of Control Period, reinstated to investment grade; (b) are downgraded from a non-investment grade and are not reinstated to its earlier credit rating or better within the Change of Control Period; or (c) are not credit rated and do not become investment grade credit rated by the end of the Change of Control Period.

On 21 September 2023, the Issuers and the Guarantors entered into an amended and restated agency agreement (Agency Agreement) with Elavon Financial Services DAC, UK Branch as principal paying agent, Elavon Financial Services DAC as transfer agent and registrar and the Trustee, pursuant to which the Issuers and the Guarantors appointed paying agents and calculation agents in connection with the EMTN Programme and the Notes.

Under the Agency Agreement, each of the Issuers and the Guarantors has given a customary indemnity in favour of the paying agents and the calculation agents.

On 21 September 2023, the Issuers and the Guarantors entered into an amended and restated dealer agreement (Dealer Agreement) with Barclays Bank PLC as arranger and Bank of China Limited, London Branch, Barclays Bank PLC, Commerzbank Aktiengesellschaft, Merrill Lynch International, MUFG Securities EMEA plc, Truist Securities, Inc. and Wells Fargo Securities International Limited as dealers (Dealers), pursuant to which the Dealers were appointed in connection with the EMTN Programme and the Notes.

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

Group information	IHG | Annual Report and Form 20-F 2023	253

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

Notwithstanding the above, the Company notes the matters set out below, which are ongoing. Litigation is inherently unpredictable and, as of 16 February 2024, unless stated otherwise, the outcome of these matters cannot be reasonably determined.

A claim was filed on 5 July 2016 by CPTS Hotel Lessee, LLC (CPTS) against Holiday Hospitality Franchising, LLC (HHF). The claimant alleged breach of the licence agreement and sought a declaratory judgement from the court that it had the right to terminate its licence with HHF. In June 2023, this case was dismissed.

A claim was filed on 26 June 2017 against InterContinental Hotels Corporation, InterContinental Hotels Group Resources, Inc., and InterContinental Hotels Group (Canada), Inc. seeking class action status and alleging breach of fiduciary duty, negligence, breach of confidence, intrusion upon seclusion, breach of contract, breach of privacy legislation, and unjust enrichment regarding an alleged data breach. The claim was amended in March 2018 to name Six Continents Hotels, Inc. as the sole defendant. The claimant alleges that security failures allowed customers’ financial information to be compromised. As of 16 February 2024, the likelihood of a favourable or unfavourable result cannot be reasonably determined, and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

Seven claims were filed in March 2022 against Holiday Hospitality Franchising LLC, Six Continents Hotels, Inc., and the IHG Owner’s Association, seeking class action status on behalf of IHG franchisees. Following dismissal of two claims and consolidation of the remaining, an amended claim was filed against Holiday Hospitality Franchising LLC and Six Continents Hotels, Inc., alleging claims for breach of contract, breach of implied covenant of good faith and fair dealing, breach of fiduciary duty, declaratory judgement, violation of the Sherman Act and demand for accounting. The claims allege that IHG, as franchisor, is engaged in unlawful business practices relating to numerous programmes, products and requirements which are purportedly part of IHG’s franchise system. The Court dismissed the majority of the claims, and the remaining claims allege breach of contract and deceptive trade practices. As of 16 February 2024, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

A claim was filed on 15 September 2022 against Holiday Hospitality Franchising LLC, Six Continents Hotels, Inc., and IHG Technology Solutions, Inc. seeking class action status and damages for alleged claims for breach of contract, deceptive trade practices under state law, negligence and unjust enrichment. The allegations relate to the criminal, unauthorised access into IHG’s systems. As of 16 February 2024, the likelihood of a favourable or unfavourable result cannot be reasonably determined, and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

An arbitration was filed on December 11, 2022, alleging that Holiday Inns Middle East Limited breached its contractual obligations by causing delay in relation to the opening of a hotel. The claim seeks monetary damages for various alleged losses. As of 16 February 2024, the likelihood of a favourable or unfavourable result cannot be reasonably determined, and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

254	IHG | Annual Report and Form 20-F 2023

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

Subject to applicable limitations, dividends paid to certain non-corporate US holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute ‘qualified dividend income’. The Company expects that dividends paid by the Company with respect to the ordinary shares or ADSs will constitute qualified dividend income. Non-corporate US holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

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

Shareholder information	IHG | Annual Report and Form 20-F 2023	255

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

PFIC rules

Based on the manner in which the Group operates its business and estimates of the value of its assets (which estimates are based, in part, on the market value of the Company’s ADSs) the Company believes that it was not a PFIC for US federal income tax purposes for its 2023 taxable year. However, the Company’s PFIC status is an annual factual determination and thus may be subject to change. If the Company were a PFIC for any taxable year during which a US holder owned ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would, in general, not be treated as capital gain. Instead, gain would be treated as if the US holder had realised such gain rateably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect (for individuals or corporations, as applicable) for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any ‘excess distribution’ received on the ordinary shares or ADSs (generally, the excess of distributions received on the ordinary shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period). The preferential rates for qualified dividend income described above would not apply if the Company were a PFIC for the taxable year of the distribution or the preceding taxable year.

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

UK stamp duty and SDRT

Neither stamp duty nor Stamp Duty Reserve Tax (SDRT) will generally be payable in the UK on the purchase or transfer of an ADS, provided that the ADS and any separate instrument or written agreement of transfer are executed and remain at all times outside the UK. UK legislation does however provide for stamp duty or SDRT to be payable at the rate of 1.5% on the amount or value of the consideration (or, in some cases, the value of the ordinary shares) where ordinary shares are transferred to a person (or a nominee or agent of a person) whose business is or includes issuing depositary receipts or the provision of clearance services. In accordance with the terms of the deposit agreement, any tax or duty payable on deposits of ordinary shares by the depositary or by the custodian of the depositary will typically be charged to the party to whom ADSs are delivered against such deposits. However, such transfers will not attract stamp duty or SDRT where they satisfy the conditions of an exemption, including exemptions which can apply to certain capital raising or qualifying listing arrangements.

The discussion above assumes that the provisions affecting stamp duty and SDRT contained in the Finance Bill currently proceeding through the UK Parliament (which, broadly, provide for the repeal of certain 1.5% SDRT charges on the issue of securities by a UK company to depositary receipt issuers and clearance services and the exemptions mentioned above which can apply to certain transfers of securities made in the course of capital raising or qualifying listing arrangements) are enacted in substantively the same form as currently published and have retroactive effect from 1 January 2024. Until the Finance Bill receives Royal Assent (which is likely to be later in 2024), relevant provisions affecting stamp duty and SDRT have been given provisional statutory effect, as if they were contained in an Act of Parliament, under (in the case of SDRT) the Provisional Collection of Taxes Act 1968 and (in the case of stamp duty) the Finance Act 1973, through resolutions of the

256	IHG | Annual Report and Form 20-F 2023

House of Commons passed on 27 November 2023. Specific professional advice should be sought before paying a 1.5% SDRT or stamp duty charge in any circumstances.

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

Any UK stamp duty or SDRT imposed upon transfers of ADSs or ordinary shares will not be creditable for US federal income tax purposes. US Holders should consult their tax advisers regarding whether any such UK stamp duty or SDRT may be deductible or reduce the amount of gain (or increase the amount of loss) recognised upon a sale or other disposition of the ADSs or ordinary shares.

US backup withholding and information reporting

Payments of dividends and sales proceeds with respect to ADSs and ordinary shares may be reported to the IRS and to the US holder. Backup withholding may apply to these reportable payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status, or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US holders (including, among others, corporations) are not subject to information reporting and backup withholding. The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished in a timely manner to the IRS. US holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

Shareholder information	IHG | Annual Report and Form 20-F 2023	257

Additional Information

Shareholder information continued

Summary of significant corporate governance

differences from NYSE listing standards

The Group’s statement of compliance with the principles and provisions specified in the UK Corporate Governance Code issued in July 2018 by the Financial Reporting Council (the Code) is set out on pages 141 and 142.

IHG has also adopted the corporate governance requirements of the US Sarbanes-Oxley Act and related rules and of the NYSE, to the extent that they are applicable to it as a foreign private issuer. As a foreign private issuer, IHG is required to disclose any significant ways in which its corporate governance practices differ from those followed by US companies. These are as follows:

Basis of regulation

The Code contains a series of principles and provisions. Listed companies are required to state how they have applied the Code’s principles, and the provisions operate on a ‘comply or explain’ basis, where any areas of non-compliance should be disclosed with an explanation for the non-compliance.

In contrast, US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines adopted by the NYSE.

Independent Directors

The Code’s principles recommend that at least half the Board, excluding the Chair, should consist of independent non-executive directors. As at 16 February 2024, the Board consisted of the Chair, independent at the time of her appointment, two Executive Directors and eight independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE has set out six bright line tests for director independence. The Board’s judgement is that all of its Non-Executive Directors are independent. However, it did not explicitly take into consideration the NYSE’s tests in reaching this determination.

Chair and Chief Executive Officer

The Code recommends that the Chair and Chief Executive Officer should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chair and Chief Executive Officer were, as at 16 February 2024 and throughout 2023, fulfilled by separate individuals.

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

The Chair of the Company is not a member of the Audit Committee. As set out on page 94, the Audit Committee is chaired by an independent Non-Executive Director who, in the Board’s view, has the experience and qualifications to satisfy the criterion under US rules for an ‘audit committee financial expert’.

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

Shareholder approval of equity compensation plans

The NYSE rules require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. The Company complies with UK requirements, which are similar to the NYSE rules. The Board does not, however, explicitly take into consideration the NYSE’s detailed definition of ‘material revisions’.

Code of Conduct

The NYSE requires companies to adopt a code of business conduct and ethics, applicable to Directors, officers and employees. Any waivers granted to Directors or officers under such a code must be promptly disclosed. As set out on pages 39 and 40, IHG’s Code of Conduct is applicable to all Directors, officers and employees, and is available on the Company’s website at ihgplc.com/corporate-governance/code-of-conduct. No waivers have been granted under the Code of Conduct.

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

258	IHG | Annual Report and Form 20-F 2023

Return of funds

Since March 2003, the Group has returned over £7 billion of funds to shareholders by way of special dividends, capital returns and share repurchase programmes.

Return of funds programme	Timing		Total return		Returned to date
£501m special dividend[a]	Paid in December 2004		£501m		£501m
£250m share buyback	Completed in 2004		£250m		£250m
£996m capital return[a]	Paid in July 2005		£996m		£996m
£250m share buyback	Completed in 2006		£250m		£250m
£497m special dividend[a]	Paid in June 2006		£497m		£497m
£250m share buyback	Completed in 2007		£250m		£250m
£709m special dividend[a]	Paid in June 2007		£709m		£709m
£150m share buyback	N/A	[b]	£150m		£120m
$500m special dividendac	Paid in October 2012		£315m	[d]	£315m	[e]
			($500m	)	($505m	)
$500m share buyback	Completed in 2014		£315m	[d]	£315m
			($500m	)	($500m	)[f]
$350m special dividend	Paid in October 2013		£229m	[g]	£228m
			($350m	)	($355m	)[h]
$750m special dividend[a]	Paid in July 2014		£447m	[i]	£446m
			($750m	)	($763m	)[j]
$1,500m special dividend[a]	Paid in May 2016		£1,038m	[k]	£1,038m
			($1,500m	)	($1,500m	)
$400m special dividend[a]	Paid in May 2017		£309m	[l]	£310m
			($400m	)	($404m	)
$500m special dividend[a]	Paid in January 2019		£389m	[m]	£388m
			($500m	)	($510m	)
$500m share buyback	Completed in January 2023		£432m		£432m
			($496m	)	($496m	)
$750m share buyback	Completed in December		£595m		£595m
	2023		($746m	)	($746m	)
Total			£7,672m		£7,640m

[a]	Accompanied by a share consolidation.

[b]	This programme was superseded by the share buyback programme announced on 7 August 2012.

[c]	IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008.

[d]

The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.63, as set out in the circular detailing the special dividend and share buyback programme published on 14 September 2012.

[e]	Sterling dividend translated at $1=£0.624.

[f]	Translated into US dollars at the average rates of exchange for the relevant years (2014 $1=£0.61; 2013 $1=£0.64; 2012 $1 = £0.63).

[g]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.65, as announced in the Half-Year Results to 30 June 2013.

[h]	Sterling dividend translated at $1=£0.644.

[i]	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate translated at $1=£0.597.

[j]	Sterling dividend translated at $1=£0.5845.

[k]	The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.6923, as announced on 12 May 2016.

[l]	The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.7724, as announced on 11 May 2017.

[m]	The dividend was first determined in US dollars and converted to sterling at the rate of £1 = $1.2860, as announced on 17 January 2019.

Shareholder information	IHG | Annual Report and Form 20-F 2023	259

Additional Information

Shareholder information continued

Purchases of equity securities by

the Company and affiliated purchaser

The Group’s $750m share buyback programme was announced on 21 February 2023 and completed on 8 December 2023. As at 31 December 2023, 10,643,334 shares had been repurchased at an average price of £55.8797 per share (approximately £595m).

	Total number of shares (or units) purchased	Average price paid per share (or unit) (£)	Total number of shares (or units) purchased as part of publicly announced plans or programmes	Maximum number of shares (or units) that may be purchased under the plans or programmes
Month 1 (no purchases this month)	–	–	–	18,401,631	[a]
Month 2	197,021	55.4399	197,021	18,401,631	[a]
Month 3	53,665	53.8770	53,665	18,401,631	[a]
Month 4	3,284,657	54.6737	3,284,657	18,401,631	[a]
Month 5	622,030	53.6625	622,030	17,515,456	[b]
Month 6	998,070	54.1602	998,070	17,515,456	[b]
Month 7	2,415,477	54.1101	2,415,477	17,515,456	[b]
Month 8	419,276	57.2867	419,276	17,515,456	[b]
Month 9	2,073,696	61.1512	2,073,696	17,515,456	[b]
Month 10	210,503	58.9185	210,503	17,515,456	[b]
Month 11	368,361	59.4679	368,361	17,515,456	[b]
Month 12	578	64.7148	578	17,515,456	[b]

[a]	Reflects the resolution passed at the Company’s AGM held on 6 May 2022.

[b]	Reflects the resolution passed at the Company’s AGM held on 5 May 2023.

Dividend history

The table below sets forth the amounts of ordinary dividends on each ordinary share and special dividends, in respect of each financial year indicated.

	Interim dividend		Final dividend				Total dividend			Special dividend
	pence	cents	pence		cents		pence		cents	pence		cents
2023	38.7	48.3	N/A	[a]	104		N/A	[a]	152.3	–		–
2022	37.8	43.9	76.08		94.5		113.88		138.4	–		–
2021	–	–	67.50		85.9		67.50		85.9	–		–
2020	–	–	–		–		–		–	–		–
2019	32.0	39.9	–	[b]	–	[b]	32.0		39.9	–		–
2018	27.7	36.3	60.4		78.1		88.1		114.4	203.8	ce	262.1	ce
2017	24.4	33.0	50.2		71.0		74.6		104.0	156.4	[c]	202.5	[c]
2016	22.6	30.0	49.4		64.0		72.0		94.0	438.2	[c]	632.9	[c]
2015	17.7	27.5	40.3		57.5		58.0		85.0	–		–
2014	14.8	25.0	33.8		52.0		48.6		77.0	174.9	[c]	293.0	[c]
2013	15.1	23.0	28.1		47.0		43.2		70.0	87.1		133.0
2012	13.5	21.0	27.7		43.0		41.2		64.0	108.4	[c]	172.0	[c]
2011	9.8	16.0	24.7		39.0		34.5		55.0	–		–
2010	8.0	12.8	22.0		35.2		30.0		48.0	–		–
2009	7.3	12.2	18.7		29.2		26.0		41.4	–		–
2008[d]	6.4	12.2	20.2		29.2		26.6		41.4	–		–
2007	5.7	11.5	14.9		29.2		20.6		40.7	200	[c]	–
2006	5.1	9.6	13.3		25.9		18.4		35.5	118	[c]	–

[a]	The sterling amount of the final dividend will be announced on 25 April 2024 using the average of the daily exchange rates for the three working days commencing 22 April 2024.

[b]	The Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢ per share.

[c]	Accompanied by a share consolidation.

[d]

IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008. Starting with the interim dividend for 2008, all dividends have first been determined in US dollars and converted into sterling prior to payment.

[e]	This special dividend was announced on 19 October 2018 and paid on 29 January 2019.

260	IHG | Annual Report and Form 20-F 2023

Shareholder profiles

Shareholder profile by type as at 31 December 2023

Category of shareholder	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
Private individuals	27,873	95.24	6,903,273	4.01
Nominee companies	1,054	3.60	130,457,086	75.73
Limited and public limited companies	176	0.60	16,828,012	9.77
Other corporate bodies	157	0.54	18,060,803	10.48
Banks and unknown	7	0.02	7,592	0
Total	29,267	100	172,256,766	100

Shareholder profile by size as at 31 December 2023

Range of shareholdings	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
1–199	20,303	69.37	1,178,392	0.68
200–499	4,958	16.94	1,550,178	0.90
500–999	1,956	6.68	1,357,640	0.79
1,000–4,999	1,349	4.61	2,639,651	1.53
5,000–9,999	173	0.59	1,202,834	0.70
10,000–49,999	275	0.94	6,322,715	3.67
50, 000–99,999	84	0.29	5,741,501	3.33
100,000–499,999	126	0.43	27,664,401	16.06
500,000–999,999	19	0.06	12,789,629	7.42
1,000,000 and above	24	0.08	111,809,825	64.91
Total	29,267	100	172,256,766	100

Shareholder profile by geographical location as at 31 December 2023

Country/Jurisdiction	Percentage of issued share capital
UK	35.8%
Rest of Europe	20.3%
North America (including ADRs)	41.8%
Rest of world	2.1%
Total	100%

The geographical profile presented is based on an analysis of shareholders (by manager) of 10,000 shares or above where geographical ownership is known. This analysis only captures 93% of total issued share capital. Therefore, the known percentage distributions have been multiplied by 100/93 to achieve the figures shown in the table above.

As of 16 February 2024, 13,057,667 ADRs equivalent to 13,057,667 ordinary shares, or approximately 7.58% of the total issued share capital, were outstanding and were held by 405 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders on record may not be representative of the number of beneficial owners.

As of 16 February 2024, there were a total of 30,018 recorded holders of ordinary shares, of whom 228 had registered addresses in the US and held a total of 275,706 ordinary shares (0.16% of the total issued share capital).

Shareholder information	IHG | Annual Report and Form 20-F 2023	261

Additional Information

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F with the SEC, and are publicly available through the SEC’s website.

Visit sec.gov and search InterContinental Hotels Group PLC under Company Filings.

Exhibit 1[a]	Articles of Association of the Company dated 7 May 2020 (incorporated by reference to Exhibit 1 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)

Exhibit 2(d)	Description of Securities Registered Under Section 12 of the Exchange Act

Exhibit 4(a)(i)	Amended and restated trust deed dated 21 September 2023 relating to a £4 billion Euro Medium Term Note Programme, among InterContinental Hotels Group PLC, IHG Finance LLC, Six Continents Limited, InterContinental Hotels Limited and U.S. Bank Trustees Limited

Exhibit 4(a)(ii)[a]	$1.35 billion bank facility agreement dated 28 April 2022, among InterContinental Hotels Group PLC and certain of its subsidiaries, and Bank of America Europe Designated Activity Company, Bank of China Limited, London Branch, Barclays Bank PLC, BNP Paribas, London Branch, Commerzbank Aktiengesellschaft, London Branch, DBS Bank Ltd, London Branch, Mizuho Bank, Ltd., MUFG Bank, Ltd., Standard Chartered Bank, Truist Securities, Inc., Unicredit Bank AG, U.S. Bank National Association and Wells Fargo Bank, N.A., London Branch (incorporated by reference to Exhibit 4(a)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 2 March 2023)

Exhibit 4(a)(iii)	Extension letter dated 10 March 2023 relating to the $1.35 billion bank facility agreement dated 28 April 2022

Exhibit 4(a)(iv)	Amendment letter dated 10 August 2023 relating to the $1.35 billion bank facility agreement dated 28 April 2022

Exhibit 4(a)(v)	Accession letter dated 12 October 2023 relating to the $1.35 billion bank facility agreement dated 28 April 2022

Exhibit 4(c)(i)	Michael Glover’s service contract dated 12 December 2022, commenced on 20 March 2023

Exhibit 4(c)(ii)[a]	Rules of the InterContinental Hotels Group Long Term Incentive Plan as approved by shareholders on 2 May 2014 and as amended on 14 February 2019, 4 December 2019 and 7 May 2020 (incorporated by reference to Exhibit 4(c) (ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)

Exhibit 4(c)(iii)[a]	Rules of the InterContinental Hotels Group Annual Performance Plan as amended (incorporated by reference to Exhibit 4(c)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)

Exhibit 4(c)(iv)	Elie Maalouf’s service contract dated 4 May 2023, commenced on 1 July 2023

Exhibit 4(c)(v)	Rules of the InterContinental Hotels Group Deferred Award Plan as approved by shareholders on 5 May 2023 and as amended on 18 October 2023

Exhibit 8	List of subsidiaries as at 31 December 2023 (can be found on pages 214 to 216)

Exhibit 12(a)	Certification of Elie Maalouf filed pursuant to 17 CFR 240.13a–14(a)

Exhibit 12(b)	Certification of Michael Glover filed pursuant to 17 CFR 240.13a–14(a)

Exhibit 13(a)	Certification of Elie Maalouf and Michael Glover furnished pursuant to 17 CFR 240.13a–14(b) and 18 U.S.C.1350

Exhibit 15(a)	Consent of independent registered public accounting firm, PricewaterhouseCoopers LLP

Exhibit 97	Incentive-Based Compensation Recovery Policy approved on 18 October 2023

Exhibit 101.INS	Inline XBRL Instance Document

Exhibit 101.SCH	Inline XBRL Taxonomy Extension Schema Document

Exhibit 101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit 101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit 101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit 101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

[a]	Incorporated by reference.

262	IHG | Annual Report and Form 20-F 2023

Forward-looking statements

The Annual Report and Form 20-F 2023 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of the Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group PLC with respect thereto. Such statements include, but are not limited to, statements made in the Chair’s statement and in the Chief Executive Officer’s review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by the Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the Group’s exposure to a competitive and changing industry; the Group’s reliance on the reputation of its existing brands and exposure to inherent reputation risks; the Group’s exposure to inherent uncertainties associated with brand development and expansion; the Group’s exposure to a variety of risks related to identifying, securing and retaining franchise and management agreements; the Group’s exposure to the risks of hotel industry overcapacity; the Group’s requirement to have the right people, skills and capability to manage growth and change; the risk that the Group’s collective bargaining activity could disrupt operations, increase labour costs or interfere with the ability of management to focus on executing business strategies; the Group’s exposure to cybersecurity and data privacy risks; the Group’s exposure to intellectual property risks; the risk that the Group’s reputation and the value of its brands are influenced by the perception of various stakeholders of the Group; the Group’s requirements to comply with existing and changing regulations and act in accordance with societal expectations across numerous countries, territories and jurisdictions; the Group’s exposure to the risk of litigation; the potential for domestic and international environmental laws and regulations to cause the Group to incur substantial costs or subject the Group to potential liabilities; the Group’s financial performance being affected by changes in tax laws; the Group’s dependence on a wide range of external stakeholders and business partners; the Group’s exposure to a variety of risks associated with safety, security and crisis management; the Group’s reliance on the resilience of its reservation system and other key technology platforms and the exposure to risks that could disrupt their operation and/or integrity; the Group’s exposure to political and economic developments; the Group’s exposure to continued disruption and consequences from the war in Ukraine; the Group’s exposure to disruption and consequences from the conflict in the Middle East; the potential for the Group to face difficulties insuring its business; the Group’s exposure to risks related to executing and realising benefits from strategic transactions, including acquisitions and restructuring; the Group’s exposure to a variety of risks associated with its financial stability and ability to borrow and satisfy debt covenants; the dependence of the Group’s operations on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations; the Group’s exposure to an impairment of the carrying value of its brands, goodwill or other tangible and intangible assets negatively affecting its consolidated operating results; the Group’s exposure to fluctuations in exchange rates, currency devaluations or restructurings and to interest rate risk in relation to its borrowings; the potential for the Group to be affected by credit risk on treasury transactions; the Group’s exposure to inherent risks in relation to changing technology and systems; the Group’s exposure to competition from online travel agents and intermediaries; the Group’s exposure to the risk of events or stakeholder expectations that adversely impact domestic or international travel, including climate change; and the Group’s exposure to risks relating to its commitments in relation to climate change.

The main factors that could affect the business and financial results are described in the Strategic Report of the Annual Report and Form 20-F 2023.

Forward-looking statements	IHG | Annual Report and Form 20-F 2023	263

Additional Information

Form 20-F cross-reference guide

The table below references information in this document that will be included in the Company’s Annual Report on Form 20-F for 2023 filed with the SEC.

Item	Form 20-F caption	Location in this document	Page

1	Identity of Directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information

	3A – Selected financial data	Shareholder information: Dividend history	260

	3B – Capitalisation and indebtedness	Not applicable	–

	3C – Reason for the offer and use of proceeds	Not applicable	–

	3D – Risk factors	Group information: Risk factors	242-247

4	Information on the Company

	4A – History and development of the Company	Group information: History and developments	242

		Shareholder information: Return of funds	259

		Useful information: Contacts	271

	4B – Business overview	Strategic Report	2-88

		Group information: Working Time Regulations 1998	252

		Group Information: Risk factors	242-247

	4C – Organisational structure	Strategic Report: Our Culture	38-40

		Group Financial Statements: Note 33 – Group companies	214-216

		Group Information: History and developments	242

	4D – Property, plant and equipment	Strategic Report: Key performance indicators	60-63

		Directors’ Report: Greenhouse gas (GHG) emissions	238-240

		Group Financial Statements: Note 13 – Property, plant and equipment	189-190

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects

	5A – Operating results	Strategic Report: Key performance indicators	60-63

		Strategic Report: Performance	65-88

		Group Financial Statements: Accounting policies	161-172

		Group Financial Statements: New accounting standards	172

		Viability statement	50-51

	5B – Liquidity and capital resources	Strategic Report: Our Business Model – Capital allocation and dividend policy	12-13

		Viability statement	50-51

		Strategic Report: Performance – Sources of liquidity	70

		Group Financial Statements: Note 18 – Cash and cash equivalents	195

		Group Financial Statements: Note 22 – Loans and other borrowings	197-198

		Group Financial Statements: Note 24 – Financial risk management and derivative financial instruments	199-203

		Group Financial Statements: Note 25 – Classification and measurement of financial instruments	204-205

		Group Financial Statements: Note 26 – Reconciliation of (loss)/profit for the year to cash flow from operations before contract acquisition costs	206

	5C – Research and development; intellectual property	Not applicable	–

	5D – Trend information	Strategic Report: Performance	65-88

		Strategic Report: Trends shaping our industry	14-15

	5E – Off-balance sheet arrangements	Strategic Report: Performance – Off-balance sheet arrangements	70

	5G – Safe harbour	Additional Information: Forward-looking statements	263

	Non-GAAP financial measures	Strategic Report: Performance	65-88

		Other financial information	226-234

		Group Financial Statements: Note 23 – Net debt	198-199

264	IHG | Annual Report and Form 20-F 2023

Item	Form 20-F caption	Location in this document	Page

6	Directors, senior management and employees

	6A – Directors and senior management	Governance: Our Board of Directors and Our Executive Committee	92-99

	6B – Compensation	Directors’ Remuneration Report	116-140

		Group Financial Statements: Note 27 – Retirement benefits	207-209

		Group Financial Statements: Note 31 – Related party disclosures	213

		Group Financial Statements: Note 28 – Share-based payments	209-210

	6C – Board practices	Governance structure and Board activities	100-104

		Executive Directors’ benefits upon termination of office	249

	6D – Employees	Group Financial Statements: Note 4 – Staff costs and Directors’ remuneration	178

		Group information: Working Time Regulations 1998	252

		Directors’ Report: Employees and Code of Conduct	236-237

	6E – Share ownership	Directors’ Remuneration Report: Annual Report on Directors’ remuneration – Scheme interests awarded during 2022 and 2023	131

		Directors’ Remuneration Report: Annual Report on Directors’ remuneration – Shares and awards held by Executive Directors at 31 December 2023: number of shares	133

		Group Financial Statements: Note 28 – Share-based payments	209-210

		Group information: Directors’ and Executive Committee members’ shareholdings	249

	6F – Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable	–

7	Major shareholders and related party transactions

	7A – Major shareholders	Directors’ Report: Major institutional shareholders	235

		Shareholder information: Shareholder profiles	261

	7B – Related party transactions	Group Financial Statements: Note 15 – Investment in associates	192-193

		Group Financial Statements: Note 31 – Related party disclosures	213

	7C – Interests of experts and counsel	Not applicable	–

8	Financial Information

	8A – Consolidated statements and other	Directors’ Report: Dividends	235

	financial information	Group Financial Statements	143-216

		Group information: Legal proceedings	254

		Other financial information	226-234

	8B – Significant changes	None	–

9	The offer and listing

	9A – Offer and listing details	Useful information: Trading markets	269

	9B – Plan of distribution	Not applicable	–

	9C – Markets	Useful information: Trading markets	269

	9D – Selling shareholders	Not applicable	–

	9E – Dilution	Not applicable	–

	9F – Expenses of the issue	Not applicable	–

10	Additional information

	10A – Share capital	Not applicable	–

	10B – Memorandum and articles of association	Group information: Articles of Association	251-252

		Group information: Rights attaching to shares	251-252

	10C – Material contracts	Group information: Material contracts	253

	10D – Exchange controls	Group information: Exchange controls and restrictions on payment of dividends	253

	10E – Taxation	Shareholder information: Taxation	255-257

	10F – Dividends and paying agents	Not applicable	–

	10G – Statement by experts	Not applicable	–

	10H – Documents on display	Useful information: Investor information – Documents on display	269

	10I – Subsidiary information	Not applicable	–

Form 20-F cross-reference guide	IHG | Annual Report and Form 20-F 2023	265

Additional Information

Form 20-F cross-reference guide continued

Item	Form 20-F caption	Location in this document	Page

11	Quantitative and qualitative disclosures about market risk	Group Financial Statements: Note 24 – Financial risk management and derivative financial instruments	199-203

12	Description of securities other than equity securities

	12A – Debt securities	Not applicable	–

	12B – Warrants and rights	Not applicable	–

	12C – Other securities	Not applicable	–

	12D – American depositary shares	Group information: Description of securities other than equity securities	250

		Additional Information: Investor Information	269-270

		Additional Information: Contacts	271

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–

15	Controls and Procedures

		Shareholder information: Disclosure controls and procedures	257

		Statement of Directors’ Responsibilities: Management’s report on internal control over financial reporting	144

		Independent Auditor’s US Report	151-153

16	16A – Audit committee financial expert	Governance: Audit Committee Report	107-111

		Shareholder information: Summary of significant corporate governance differences from NYSE listing standards – Committees	258

	16B – Code of ethics	Directors’ Report: Employees and Code of Conduct	236-237

		Strategic Report: Our culture	38-40

		Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	258

	16C – Principal accountant fees and services	Governance: Audit Committee Report – External auditor	109

		Governance: Audit Committee Report – Non-audit services	109

		Group Financial Statements: Note 5 – Auditor’s remuneration	178

	16D – Exemptions from the listing standards for audit committees	Not applicable	–

	16E – Purchase of equity securities by the issuer and affiliated purchasers	Shareholder information: Purchases of equity securities by the Company and affiliated purchasers	260

	16F – Change in registrant’s certifying accountant	Not applicable	–

	16G – Corporate Governance	Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	258

	16H – Mine safety disclosure	Not applicable	–

	16I – Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable	–

	16J – Insider trading policies	Not applicable	–

	16K – Cybersecurity	Additional Information: Cybersecurity	248

17	Financial statements	Not applicable	–

18	Financial statements	Group Financial Statements	143-216

19	Exhibits	Additional Information: Exhibits	262

266	IHG | Annual Report and Form 20-F 2023

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

DAP

Deferred Award Plan.

Deferred Compensation Plan or DCP

a US plan that allows for the additional provision for retirement within a dedicated trust, either through employee deferral of salary with matching company contributions, deferral of APP earnings or through direct company contribution.

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

Enterprise contribution to revenue

the percentage of room revenue booked through IHG managed channels and sources: direct via our websites, apps and call centres; through our interfaces with Global Distribution Systems (GDS) and agreements with Online Travel Agencies (OTAs); other distribution partners directly connected to our reservation system; and Global Sales Office business or IHG One Rewards members that book directly at a hotel.

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

Hotel revenue

revenue from all revenue-generating activity undertaken by managed, owned, leased and managed lease hotels, including room nights, food and beverage sales.

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

Glossary	IHG | Annual Report and Form 20-F 2023	267

Additional Information

Glossary continued

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

% pts

a percentage point is the unit for the arithmetic difference of two percentages.

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

Science-based targets (SBTs)

measurable, actionable and time-bound carbon reduction targets, based on the best available science and in line with the scale of reductions required to keep global warming below 2°C or 1.5°C from pre-industrial levels.

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

UK Corporate Governance Code

a Code issued in 2018 by the Financial Reporting Council in the UK, which guides best practice for the governance of listed companies.

Working capital

the sum of inventories, receivables and payables of a trading nature, excluding financing and taxation items.

For the definitions of our Key performance measures (including Non-GAAP measures) see pages 84 to 88.

268	IHG | Annual Report and Form 20-F 2023

Useful information

Investor information

Website and electronic communication

As part of IHG’s commitment to reduce the cost and environmental impact of producing and distributing printed documents in large quantities, this Annual Report and Form 20-F 2023 has been made available to shareholders through our website at ihgplc.com/investors under Annual Report. Shareholders may electronically appoint a proxy to vote on their behalf at the 2024 AGM. Shareholders who hold their shares through CREST may appoint proxies through the CREST electronic proxy appointment service, by using the procedures described in the CREST Manual.

Shareholder hotel discount

IHG offers discounted hotel stays (subject to availability) for registered shareholders only, through a controlled-access website. This is not available to shareholders who hold shares through nominee companies, ISAs or ADRs. For further details please contact the Company Secretary’s office (see page 271).

Responsible Business Report

In line with our commitment to responsible business practices, this year we have produced a Responsible Business Report showcasing our approach to responsible business and progress against our Responsible Business Targets.

Visit ihgplc.com/responsible-business for further information.

Modern Slavery Statement

In accordance with the UK Modern Slavery Act 2015, we have produced a Modern Slavery Statement.

Visit ihgplc.com/reporting for further information.

Registrar

For information on a range of shareholder services, including enquiries concerning individual shareholdings, notification of a shareholder’s change of address and amalgamation of shareholder accounts (in order to avoid duplicate mailing of shareholder communications), shareholders should contact the Company’s Registrar, Equiniti, on +44 (0) 371 384 2030a.

Dividend services

Dividend Reinvestment Plan (DRIP)

The Company offers a DRIP for shareholders to purchase additional IHG shares with their cash dividends. For further information about the DRIP, please contact our Registrar helpline on +44 (0) 371 384 2030a.

Visit shareview.co.uk/info/drip for a DRIP application form and information booklet.

Bank mandate

We encourage shareholders to have their dividends paid directly into their UK bank or building society accounts, to ensure efficient payment and clearance of funds on the payment date. For further information, please contact our Registrar (see page 271).

Overseas payment service

It is also possible for shareholders to have their dividends paid directly to their bank accounts in a local currency. Charges are payable for this service.

Visit shareview.co.uk/info/ops for further information.

Out-of-date/unclaimed dividends

If you think that you have out-of-date dividend cheques or unclaimed dividend payments, please contact our Registrar (see page 271).

Individual Savings Account (ISA)

Equiniti offers a Stocks and Shares ISA that can invest in IHG shares.

For further information, please contact Equiniti on +44 (0) 371 384 2030a.

Share-dealing services

Equiniti offers the following share-dealing facilities.

Postal dealing

+44 (0) 371 384 2030 from the UK and overseasa

Telephone dealing

For more information, call +44 (0)371 384 2030b

Internet dealing

Visit shareview.co.uk for more information.

Changes to the base cost of IHG shares

Details of all the changes to the base cost of IHG shares held from April 2004 to January 2019, for UK Capital Gains Tax purposes, may be found on our website at ihgplc.com/investors under Shareholder centre in the Tax information section.

‘Gone away’ shareholders

Working with ProSearch (an asset reunification company), we continue to look for shareholders who have not kept their contact details up to date. We have funds waiting to be claimed and are committed to doing what we can to pay these to their rightful owners. Please contact ProSearch on +44 (0) 371 384 2735c or visit prosearchassets.com for further details.

[a]	Lines are open from 08:30 to 17:30 Monday to Friday, excluding UK public holidays.

[b]	Lines are open from 08:00 to 18:00 Monday to Friday, excluding UK public holidays.

[c]	Lines are open from 09:00 to 17:00 Monday to Friday, excluding UK public holidays.

Shareholder security

Many companies have become aware that their shareholders have received unsolicited telephone calls or correspondence concerning investment matters. These are typically from ‘brokers’ who target UK shareholders, offering to sell them what often turn out to be worthless or high-risk shares in US or UK investments. These operations are commonly known as ‘boiler rooms’. More detailed information on this or similar activity can be found at fca.org.uk/consumers on the Financial Conduct Authority website.

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

American Depositary Receipts (ADRs)

The Company’s shares are listed on the NYSE in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol ‘IHG’. Each ADR represents one ordinary share. All enquiries regarding ADR holder accounts and payment of dividends should be directed to J.P. Morgan Chase Bank, N.A., our ADR Depositary bank (contact details shown on page 271).

Documents on display

Documents referred to in this Annual Report and Form 20-F that are filed with the SEC can be found at the SEC’s public reference room located at 100 F Street, NE Washington, DC 20549. For further information and copy charges please call the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically and the Company’s SEC filings since 22 May 2002 are also publicly available through the SEC’s website at sec.gov Copies of the Company’s Articles of Association can be obtained via the website at ihgplc.com/investors under Corporate governance or from the Company’s registered office on request.

Useful information	IHG | Annual Report and Form 20-F 2023	269

Additional Information

Useful information continued

Financial calendars

Dividends

2023

2023 Interim dividend

Ex-dividend date	31 August

Record date	1 September

Payment date	5 October

2024

2023 Final dividend of 104¢ per ordinary share[a]

Ex-dividend date	4 April

Record date	5 April

Payment date	14 May

[a]	The sterling amount of the final dividend will be announced on 25 April 2024 using the average of the daily exchange rates for the three working days commencing 22 April 2024.

Other dates

2023

Financial year end	31 December

2024

Announcement of Preliminary Results for 2023	20 February

Announcement of 2024 First Quarter	3 May
Trading Update

Annual General Meeting	3 May

Announcement of Half-Year Results for 2024	6 August

Announcement of 2024 Third Quarter	22 October
Trading Update

Financial year end	31 December

2025

Announcement of Preliminary Results for 2024	February

270	IHG | Annual Report and Form 20-F 2023

Contacts

Registered office

IHG Hotels & Resorts, 1 Windsor Dials, Arthur Road, Windsor,

SL4 1RS, United Kingdom

Telephone:

+44 (0) 1753 972 000

ihgplc.com

For general information about the Group’s business, please contact the Corporate Affairs department at the above address. For all other enquiries, please contact the Company Secretary’s office at the above address.

Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex,

BN99 6DA, United Kingdom

Telephone:

+44 (0) 345 607 6838

shareview.co.uk

ADR Depositary

Shareowner Services, PO Box 64874, St. Paul, MN 55164-0874,

United States of America

Telephone:

+1 800 401 1957 (US calls) (toll-free)

+1 800 468 9716 (non-US calls)

Enquiries: shareowneronline.com under contact us

adr.com

Auditor

PricewaterhouseCoopers LLP

Investment bankers

BofA Securities

Goldman Sachs

Solicitors

Freshfields Bruckhaus Deringer LLP

Stockbrokers

BofA Securities

IHG® One Rewards

If you wish to enquire about, or join, IHG Rewards, visit ihg.com/onerewards or telephone:

+800 2222 7172b (Austria, Belgium, Denmark, Finland, France, Germany, Hungary, Ireland, Israel, Italy, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and UK)

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

+1 801 975 3063c (English) (Central and South America)

+973 6 500 9 296a (Middle East)

+800 2222 7172b (Australia, Japan, Korea, Malaysia, New Zealand, Philippines, Singapore and Thailand)

800 830 1128a or 021 20334848a (Mainland China)

800 965 222 (China Hong Kong)

0800 728 (China Macau)

00801 863 366 (China Taiwan)

+632 8857 8788c (all other countries/regions in Asia Pacific)

+	Denotes international access code. 00 or 011 in most countries.

[a]	Toll charges apply.

[b]	Universal international freephone number.

[c]	International calling rates may apply.

Useful information	IHG | Annual Report and Form 20-F 2023	271

Designed and produced by

Design Bridge and Partners, London.

designbridge.com

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

272	IHG | Annual Report and Form 20-F 2023

IHG is proud of its people and the care shown for the communities in which it operates. We are pleased to feature photos of some of our people, as well as some of our community activities throughout this Annual Report and Form 20-F.

ihgplc.com
Make a booking at **ihg.com**

IHG HOTELS & RESORTS

SIX SENSES
REGENT
INTERCONTINENTAL HOTELS & RESORTS
VIGNETTE COLLECTION
KIMPTON HOTELS & RESTAURANTS
HOTEL INDIGO
VOCO
HUALUXE HOTELS AND RESORTS 華邑酒店及度假村
CROWNE PLAZA
IBEROSTAR BEACHFRONT RESORTS
EVEN
Holiday Inn Express
Holiday Inn
Garner
avid
ATWELL SUITES
STAYBRIDGE SUITES
Holiday Inn Club Vacations
CANDLEWOOD SUITES

IHG ONE REWARDS

InterContinental Hotels Group PLC 1 Windsor Dials Arthur Road Windsor Berkshire SL4 1RS Switchboard +44 (0) 1753 972000 ihgplc.com Make a booking at ihg.com

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC (Registrant)

By:	/s/ Michael Glover
Name:	Michael Glover
Title:	Chief Financial Officer

Date:	February 29, 2024