Form 20-F
period 2024-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2025-02-27
CIK 858446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-10409

InterContinental Hotels Group PLC
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)
1 Windsor Dials,
Arthur Road, Windsor, Berkshire, SL4 1RS
(Address of principal executive offices)
Nicolette Henfrey
General Counsel and Company Secretary
+44 (0)1753 972000
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

Ordinary Shares of 20 340 ⁄ 399 pence each	164,711,854
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
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
 ☐ Yes  ☐ No

Auditor Firm Id: 876	Auditor Name: PricewaterhouseCoopers LLP	Auditor Location: Birmingham, United Kingdom

Annual Report and Form 20-F 2024

IHG HOTELS & RESORTS

True Hospitality for Good

Annual Report and Form 20-F 2024

2	IHG	Annual Report and Form 20-F 2024

Introduction

Welcome to IHG®

Hotels & Resorts

In this year’s report ...

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	3

IHG® Hotels & Resorts is a global

hospitality company with 19 hotel brands,

one of the industry’s largest loyalty

programmes, over 6,600 open hotels

in more than 100 countries,

and a further 2,200 hotels in our

development pipeline.

4	IHG	Annual Report and Form 20-F 2024

Chair’s statement

“The business is united behind an evolved strategy designed to deliver at pace strategic objectives that drive performance and growth of our brands, while creating value for all IHG stakeholders.” 114.4¢ 167.6¢ Final dividend proposed for 2024 Total dividend proposed for 2024 (2023: 104.0¢) (2023: 152.3¢) >$1bn $900m returned to shareholders through share buyback programme share buyback programme approved for 2025 (completed in December 2024) and ordinary dividends

Our commitment to evolve, adapt and drive continuous improvement is central to the organisation’s long-term success, and in 2024 important progress was made to further strengthen IHG Hotels & Resorts for guests, hotel owners, colleagues and shareholders.

Spanning more than 100 countries, IHG is part of a vibrant travel and tourism industry sitting at the heart of economic growth plans globally, with our brands embedded in high-value markets and segments and supported by a talented workforce getting the most out of IHG’s global and local approach. A truly international footprint offers great potential, which has again been capitalised on during 2024 with the further expansion of our brands, continued RevPAR growth and the delivery of a strong financial performance amid a competitive and complex global landscape.

In what was his first full year as Group CEO, Elie Maalouf has brought great clarity to ensuring the organisation is focused on realising IHG’s full potential. The business is united behind an evolved strategy designed to deliver at pace strategic objectives that drive performance and growth of our brands, while creating value for all IHG stakeholders. On behalf of the Board, I would like to congratulate Elie and his leadership team for delivering success across so many fronts this year.

A key element of our progress has been strong colleague engagement with our strategic priorities, which was reflected in various forms of feedback, including IHG’s Colleague HeartBeat survey and the work of our designated Voice of the Employee Non-Executive Director.

IHG’s strategy is being applied to an asset-light, fee-based, predominantly franchised business model that enables us to remain agile to adapt by market, while at the same time building global scale, attracting millions of guests and fostering long-standing relationships with thousands of owners.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	5

Crucially, it is a model that is highly cash generative, which enables reinvestment in key areas of IHG’s enterprise to drive demand for our brands and returns for owners, create a rewarding culture for colleagues, and deliver on our commitment to shareholder returns.

The benefits of this approach can be seen through the transformation of the business in recent years and in 2024, we continued to take important steps towards creating an even stronger IHG. This included growing our brands, creating even more rewarding and personalised guest experiences, delivering a compelling loyalty offer, and growing ancillary fee revenues, such as our US co-brand IHG® One Rewards credit cards. As ever, our focus has also remained steadfast on helping our hotel owners run an efficient business with strong returns, and we put great importance on regular dialogue and close collaboration with them, including through the IHG Owners Association.

Our scale also provides a valuable platform to grow responsibly so that we can give back to the communities in which we operate and look after the world around us. Guided by our purpose of delivering True Hospitality for Good, our commitment to care is woven into the fabric of the business and is of increasing importance to all our stakeholders, so I was proud to see us make further progress against our Journey to Tomorrow responsible business plan during the year.

The role of the Board

Against an ever-changing global backdrop, strong governance is fundamental to the success of any business, as is the ability to stay agile and move at pace while retaining focus on longer-term ambitions.

The role of the Board has been to support and constructively challenge the Executive Committee around how we prioritise, manage risk, grow and generate future value. Focus areas in 2024 included growth within a shifting trading environment, the development of our brands and technology platforms, the use of artificial intelligence, and the evolving environmental and societal agenda. Particular focus was also paid to executive remuneration to support IHG’s succession planning and talent development strategy, which is reflected in the 2025 Directors’ Remuneration Policy.

Following Sir Ron Kalifa joining the Board on 1 January 2024, details of which were included in our Annual Report and Form 20-F 2023, there was one other change to the Board during 2024, with Daniela Barone Soares stepping down as Non-Executive Director at end of the year. I would like to thank Daniela for her valuable contribution, particularly in support of our Journey to Tomorrow commitments. Part of my role as Chair is to ensure our Board continues to contain a rich blend of experience, expertise and backgrounds that reflect the evolving nature of our business and stakeholder expectations, and taking into account several Board changes in recent years I am confident we have that in place.

Succession planning and talent development has been a hallmark of IHG for many years. There were two Executive leadership changes and a role expansion in 2024, with Daniel Aylmer replacing Jolyon Bulley as Greater China CEO, following Jolyon’s appointment as Americas CEO, Jolie Fleming appointed as Chief Product & Technology Officer, following George Turner’s decision to leave the business, and the remit of Heather Balsley expanded to include IHG’s commercial function. Each individual has and continues to bring substantial and relevant industry experience, a strong track record of producing excellent results and a thorough understanding of IHG and its business, and I have great confidence in the leadership team delivering further success in what promises to be an exciting next chapter.

Shareholder returns

Following a strong financial performance this year, I am pleased to announce the Board is recommending a final dividend of 114.4 cents per ordinary share, an increase of 10% on the final dividend for 2023. An interim dividend of 53.2 cents was paid in October 2024, taking the total dividend for the year to 167.6 cents, representing an increase of 10% on 2023. An additional $800m was also returned to shareholders through a share buyback programme completed in December 2024, taking the total returns for the year to over $1bn, and the Board has approved a further share buyback of $900m for 2025. The Board expects IHG’s business model to continue its strong long-term track record of generating substantial capacity to enable investment plans that drive growth, fund a sustainably growing ordinary dividend, and return surplus capital to our shareholders.

As we look to the future, we must remain alive to the potential challenges created by geopolitical and macroeconomic uncertainty and conflict in parts of the world, but the industry’s long-term prospects remain attractive. Having proven its resilience over many decades, demand will continue to be driven by several fundamental factors, including people’s inherent desires and needs to travel, and the growing population and rising wealth in emerging markets that further support this.

As ever, our achievements are the result of the hard work of everyone in our hotels and offices, and I look forward with confidence to further strategic progress and success in 2025. I have enjoyed meeting and spending time with colleagues, owners and guests in different markets and would like to thank our teams for their dedication and commitment to bringing our brands to life, and our owners for their long-term confidence in IHG and our brands.

Deanna Oppenheimer

Non-Executive Chair

6	IHG	Annual Report and Form 20-F 2024

Our brands

A brand

for every

occasion

Our focus on having a diverse selection of brands has transformed our portfolio, enabling us to meet the needs of a broader range of guests and owners, and grow our estate to more than 6,600 hotels globally.

Demand for branded hotels is creating fresh opportunities for expansion in high-growth markets, as guests seek new experiences and owners look to use the advantages of our scale and systems.

To meet this demand, we are investing in and strengthening the enterprise that supports our brands, from our digital channels and IHG One Rewards loyalty programme, to our hotel technology and IHG Hotels & Resorts masterbrand.

Illustrating the confidence owners have in IHG, we celebrated the opening of 371 hotels in 2024 and the signing of another 714 into our pipeline, equivalent to almost two properties a day.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	7

Luxury & Lifestyle

Brand	Open	Pipeline
Six Senses	27	38
Regent	11	9
InterContinental Hotels & Resorts	227	101
Vignette Collection	20	35
Kimpton	77	61
Hotel Indigo	169	130

Premium

Brand	Open	Pipeline
voco	87	90
Hualuxe Hotels and Resorts	22	24
Crowne Plaza	415	140
EVEN	33	32

Essentials

Brand	Open	Pipeline
Holiday Inn	1,249	266
Holiday Inn Express	3,237	637
Garner	23	94
avid	76	137

Suites

Brand	Open	Pipeline
Atwell Suites	6	54
Staybridge Suites	335	157
Holiday Inn Club Vacations	30	-
Candlewood Suites	392	183

Exclusive Partners

Brand	Open	Pipeline
Iberostar Beachfront Resorts	55	7

Luxury Lifestyle & 27 11 227 20 77 169 open open open open open open 38 9 101 35 61 130 pipeline pipeline pipeline pipeline pipeline pipeline Premium 87 22 415 33 open open open open 90 24 140 32 pipeline pipeline pipeline pipeline Essentials 1,249 3,237 23 76 open open open open 266 637 94 137 pipeline pipeline pipeline pipeline Suites 6 335 30 392 open open open open 54 157 - 183 pipeline pipeline pipeline pipeline Exclusive Partners 55 open 7 pipeline

8	IHG	Annual Report and Form 20-F 2024

2024 in review

Financial performance

In 2024, we delivered an excellent financial performance, with improvements across RevPAR and profit from reportable segments, alongside the return of more than $1 billion to shareholders.

Global RevPAR	Net system size growth	Signings (rooms)
+3.0%	4.3%	106,242
2023: +16.1%	2023: 3.8%	2023: 79,220

Total gross revenue in IHG’s system[a]	Total revenue	Revenue from reportable segments[a]
$33.4bn	$4,923m	$2,312m
2023: $31.6bn	2023: $4,624m	2023: $2,164m

Operating	Operating profit from	Basic
profit	reportable segments[a]	EPS
$1,041m	$1,124m	389.6¢
2023: $1,066m	2023: $1,019m	2023: 443.8¢

Adjusted EPS[a]	Dividend	Share buyback completed
432.4¢	167.6¢	$800m
2023: 375.7¢	2023: 152.3¢	2023: $750m

a.  Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 103 to 108, and reconciliations to IFRS figures, where they have been adjusted, are on pages 266 to 272.

Regional growth

Strong demand globally from hotel owners for our brands was reflected in the opening of 371 hotels and 714 properties signed into our pipeline, equivalent to almost two a day.

Americas	EMEAA	Greater China

Room openings	Room openings	Room openings
16,832	23,620	18,665
2023: 10,405	2023: 21,174	2023: 16,340

Room signings	Room signings	Room signings
26,552	50,275	29,415
2023: 28,297	2023: 24,787	2023: 26,136

More on page 90.	More on page 94.	More on page 98.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	9

Stakeholders

By investing in our iconic brands, leading loyalty programme,

and prioritising digital innovation and sustainability, we have continued to enhance guest experiences, expand our portfolio,

and deliver strong returns for our hotel owners and shareholders.

Our shareholders and investors Our focus on strengthening the business led to strong trading, growth and shareholder returns via our cash-generative business model. More on page 126.

–  Total dividend payments of $259m and $800m share buyback completed that together returned over $1bn to shareholders for the 2024 financial year.

–  New $900m share buyback programme approved for 2025.

–  Americas RevPAR growth +2.5%; EMEAA +6.6%; Greater China -4.8%.

–  Surpassed 6,600 open hotels; +4.3% net system size growth.

–  Signings +34% year-on-year (YOY); conversions +88% YOY to reach record level.

–  Operating profit of $1,041m and basic EPS of 389.6¢ achieved in the year.

–  $1,124m operating profit from reportable segments[a], up +10% vs 2023.

–  Adjusted EPS[a] grew +15% to 432.4¢.

–  Fee margin[a] 61.2%, up +1.9%pts, driven by strong trading together with new and growing ancillary fee streams.

Our hotel owners Owners choose to work with IHG based on trust in our brands, our ability to drive returns and our focus on controlling costs. More on pages 22 and 42.

–  Enterprise contribution of 81% of total room revenue (vs 72% four years ago), illustrating success of our loyalty programme, technology platforms, sales and distribution channels.

–  Guest How You Guest campaign increased awareness of IHG Hotels & Resorts brand.

–  New brand prototypes and procurement programmes launched to reduce costs.

–  New US co-brand credit card agreements further drive revenue and customer loyalty.

–  Agreement with NOVUM Hospitality will double presence in priority market Germany.

Our guests We focus on ensuring the services, technology and experiences we provide meet evolving expectations and increase consumer loyalty. More on page 42.

–  Outperformed key competitors on Guest Satisfaction Index in all three regions.

–  Grew loyalty members to over 145m, up from over 130m at the end of 2023.

–  New and continued partnerships providing loyalty members access to music and sporting events.

–  Enhanced websites and award-winning mobile app; downloads of mobile app increased more than 20% YOY.

–  Updated guest room and public space designs, and food and beverage offering.

Our people We champion a high-performance culture and focus on providing the resources, technology and environment we need to succeed. More on page 43 and pages 53 to 57.

–  Employee engagement maintained at 87%. A Mercer Global Best Employer.

–  Strengthened our leadership pipeline through our accelerated talent programmes, including Journey to GM (general manager) and RISE.

–  Strengthened learning and development offer through IHG® University.

–  Ranked 28th on Fortune’s 100 Best Companies to Work For, recognised as a top company for women in the US by Forbes, certified as one of Singapore’s and Greater China’s Best Workplaces 2024, and in the top 10 on Financial Times Europe’s Diversity Leaders 2024 list.

Our communities

and suppliers

We aim to improve millions of lives by
supporting disaster relief, tackling food
poverty, and providing skills training
for social and economic change.

More on page 43 and pages 58 to 59.

–  Launched global partnership with Action Against Hunger to help tackle food insecurity and deliver lasting change in thousands of communities.

–  Supported charities providing aid following 27 natural disasters.

–  Refreshed IHG® Academy, giving over 43,000 people free access to skills and training.

–  Over two million lives improved through community partnerships and programmes, Giving for Good month and partnership with Action Against Hunger.

Our planet We are committed to reducing carbon, waste and water usage to operate and grow with our owners in ways that minimise our impact on the planet. More on pages 60 to 63.

–  11.5% reduction in carbon emissions per available room and a 9.4% reduction in energy per available room compared with 2019 baseline. Total carbon emissions increased 7.2% over the same period.

–  Launched Low Carbon Pioneers programme to help encourage wider adoption of carbon reduction practices across IHG’s estate.

–  Introduced brand standards removing single-use plastic bottles from guest rooms and meetings in Europe.

–  Updated IHG Green Engage® environmental platform to strengthen hotel measurement of energy, water and waste.

10	IHG	Annual Report and Form 20-F 2024

2024 in review continued

From growing our brands and elevating the guest and owner

experience, to strengthening our enterprise and caring for

the world around us, here are some of the highlights of 2024.

From special moments Going the extra mile for our guests. In 2024, we maintained our outperformance versus key competitors on the Guest Satisfaction Index in all three regions, with our success down to those all-important personal touches. Take the Holiday Inn Express® in Richmond, Virginia, whose staff not only found a four-year-old’s lost beloved soft toy but took it on a tour of the hotel before returning it to its happy owner complete with pictures of its fun adventure in an accompanying email. Now that’s True Hospitality for Good. A warm welcome at more fantastic hotels. From the mountains of Japan and foodie hotspots, to the white-sand beaches of the Maldives and vibrant city centres, we celebrated opening 371 hotels in 2024, as well as signing 714 more – equivalent to almost two a day.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	11

A Mercer Global . Best Employer We are proud to say IHG is a business all about people, with a rich culture and a place where colleagues get behind our strategy to be the hotel company of choice for guests and owners. In 2024, this was reflected by maintaining our high overall employee engagement score of 87% and being named a Mercer Global Best Employer. Fighting food insecurity with Action Against Hunger . We announced a multi-year partnership with Action Against Hunger, one of the world’s largest NGOs combating hunger. Helping to support and fund its nutrition programmes, this work complements existing partnerships IHG and its hotels have in many local markets that together aim to strengthen the food system in a community – from providing tools and training to reduce food waste, to diverting surplus food to those in need.

12	IHG	Annual Report and Form 20-F 2024

2024 in review continued

From …rewards Loyalty that keeps on growing… Fuelled by new partnerships, more points and fresh stay experiences, our IHG One Rewards loyalty programme grew to more than 145 million members in 2024. A powerful commercial engine. The success of our commercial engine across our loyalty programme, technology platforms, sales and distribution channels was illustrated by the percentage of room revenue booked through IHG-managed channels and sources reaching 81% for 2024 – up 9% in four years.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	13

Getting noticed in all the right places. Our masterbrand strategy continued to drive awareness of the IHG Hotels & Resorts brand as we launched a new chapter for our Guest How You Guest global marketing campaign, secured new partnerships with sporting events and music festivals, and began rolling out a simplified ‘By IHG’ brand endorsement. Leading the way in luxury. We have built one of the world’s largest Luxury & Lifestyle portfolios in recent years to meet growing demand for one-of-a-kind travel experiences. Momentum continued to build in this higher-fee segment in 2024, with 46 properties awarded prestigious Condé Nast Traveler’s Readers’ Choice Awards and 14 earning Michelin Keys. …to awardsg

14	IHG	Annual Report and Form 20-F 2024

2024 in review continued

Milestone momentsin Greater China. We strengthened our position as one of the leading international hotel companies in Greater China by reaching 789 open hotels by the end of 2024. At the start of 2025, we reached a landmark 800th hotel opening, along with celebrating IHG’s 50th anniversary in the region. Reducing waste in our hotels. Building on the important work we have been doing to reduce waste in our operations for many years, we made further progress against our commitments by introducing two new brand standards to remove single-use plastic bottles in guest rooms and across meetings and events in Europe.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	15

Growing demand for co-brand credit cards. Our US co-brand credit card holders stay more and spend more in our hotels, and 2024 was a record-breaking year for new applications, with double-digit percentage growth in total card customers. We also signed new card agreements during the year that will significantly increase revenues for IHG in the years ahead. Taking our brands to new markets. Demand for our brands stretched far and wide in 2024, with 29 debut openings for individual IHG brands across the globe. This included Staybridge Suites opening its doors for the first time in Spain and our first opening for Vignette™ Collection in the Maldives. We also saw the return of Regent® Hotels to the Americas – the Regent Santa Monica Beach. West

16	IHG	Annual Report and Form 20-F 2024

Chief Executive Officer’s review

of “I am the incredibly work being proud done to accelerate grow our outstanding performance, brands and take around IHG Hotels the world, & Resorts to its full potential.” Elie Maalouf Chief Executive Officer 371 714 hotels opened hotels signed (2023: 275) (2023: 556) 44% 21% of total openings and signings were of our pipeline now represented for our Holiday Inn® Brand Family by Luxury & Lifestyle brands +3.0% 119 global RevPAR growth hotels signed through initial agreement with NOVUM Hospitality that doubles our presence in Germany

a.

Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 103 to 108, and reconciliations to IFRS figures, where they have been adjusted, are on pages 266 to 272.

In my first full year as Group CEO, I am incredibly proud of the work being done to accelerate performance, grow our outstanding brands around the world, and take IHG Hotels & Resorts to its full potential as the hotel company of choice for guests and hotel owners.

We began 2024 by evolving our strategy to best capitalise on the investments we have made in our brands and enterprise platform in recent years, and I have been hugely impressed with how colleagues have got behind our plans. We have built real momentum over the past 12 months characterised by growth of not just our brands but also our technological capabilities, loyalty programme and ability to be a force for good in our communities.

Collectively, our work is resonating with stakeholders, driving awareness of our portfolio and consumer preference for our brands, strengthening our reputation as a valued partner with owners, and building further trust in IHG. I have seen this first-hand during visits to many markets around the globe to speak with colleagues, owners, shareholders and investors.

Strategic progress

In 2024, we expanded into new markets, with many of our brands making their debuts in new countries. We also strengthened our presence in high-growth markets such as Greater China, India, Japan and Saudi Arabia, as well as Germany, where we signed a long-term agreement with NOVUM Hospitality that doubles our presence there and secures European debuts for Garner™ and Candlewood Suites®.

Quality remains key to maintaining the trusted reputation of our brands, and fresh design and service concepts supported our Holiday Inn Brand Family in generating 44% of openings and signings. Momentum also continued to build behind our newer brands, including Garner, which in its first full year since launch reached 117 open and pipeline hotels. Its excellent progress illustrates appetite for quicker-to-market conversions, which represented around half of total room openings and signings in 2024.

We have transformed our position in Luxury & Lifestyle in recent years, with our brands now representing 14% of our system size and 21% of our pipeline. Flagship openings included Regent Santa Monica Beach in the US and Six Senses Kyoto in Japan, while Vignette Collection is tracking ahead of schedule, having surpassed 50 open and pipeline hotels just three years since launch.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	17

Along with attractive brands, our success depends on having powerful loyalty and technology platforms that drive performance and unlock value for our owners. IHG One Rewards grew to more than 145 million members, who are now booking more than 60% of room nights globally. We entered into new long-term US co-brand credit card agreements and more strategic partnerships to further drive membership, deliver more business to our hotels, and provide guests with fresh experiences.

The next chapter of our Guest How You Guest global marketing campaign also went live across TV and streaming platforms in the US ahead of an international rollout to further grow awareness of our brand portfolio. We have also begun simplifying our brand endorsement from ‘an IHG Hotel’ to ‘By IHG’ across brands in the Americas and EMEAA to improve its visibility.

We strengthened what is a leading suite of technology for guests and owners. New features went live on our mobile app, which generated over 20% more revenue year-on-year, grew downloads by more than 20% and won three Webby Awards, including Best Travel App. Our Guest Reservation System is offering guests more choice while helping hotels maximise revenue from their property’s unique attributes. New revenue management capabilities went live in around 3,500 hotels globally to help drive top-line revenue, and we rolled out new property management systems to provide above-property, cloud-based solutions that can deploy efficient enhancements at scale.

Collectively, our investments are creating greater value for owners, with the percentage of room revenue booked through IHG-managed channels and sources rising from 72% to 81% in the past four years, while our Guest Satisfaction Index showed we had maintained our outperformance versus key competitors in all three regions. In parallel, we are focused on reducing the cost to build, open and operate our hotels. Working closely with our owners, we increased procurement options and introduced efficient prototypes for many of our brands, and we worked with governments and trade bodies on important issues to support the industry on a broader scale.

As we strengthen the business, it’s important we do so responsibly and sustainably for our people, communities and planet.

Our people are at the heart of our success as a global business and we took further steps to develop and retain talent across the organisation, including adding more tailored learning tools on IHG University. We were there for our communities, announcing a global partnership with Action Against Hunger to help tackle food insecurity, alongside responding to natural disasters, and making a positive difference to thousands of people during our annual Giving for Good month.

We continue to focus on reducing the environmental impact of our hotels, including launching our Low Carbon Pioneers programme – the first community of its kind in our industry designed to help us test, learn and share findings on sustainability measures. Our work to improve the efficiency of our hotel estate has reduced both emissions and energy per available room compared with a 2019 baseline. However, the lack of a clean energy infrastructure in our markets, alongside the opening of more hotels during that period, means that total carbon emissions have increased overall since 2019. We remain committed to reducing emissions and will continue our many initiatives, working closely with our hotel owners while at the same time continuing to evaluate our approach and performance in the rapidly changing sustainability landscape.

Strong performance

In parallel to our strategic progress, we delivered an excellent financial performance for the year. Increases in both daily rate and occupancy, combined with the breadth of our diverse international footprint, pushed global RevPAR 3.0% ahead of 2023, with growth in each of leisure, business and groups travel. Trading momentum continued in the Americas, with RevPAR up 2.5%, while EMEAA was up 6.6% following strong demand across Continental Europe and East Asia & Pacific. RevPAR in Greater China was -4.8% due to unusually strong comparatives a year ago, when there was a strong rebound in demand following the lifting of pandemic restrictions, and some short-term impacts on consumer confidence. However, we remain encouraged by long-term demand drivers in the region, and in 2024 saw record levels of development activity.

This overall performance, coupled with fee margin growth and disciplined cost management, helped deliver operating profit of $1,041m.

Operating profit from reportable segmentsa rose 10% to $1,124m. Basic EPS was 389.6¢, while adjusted EPSª grew 15% to 432.4¢ and we returned over $1bn to shareholders through ordinary dividend payments and a $800m share buyback programme. A new $900m share buyback programme for 2025 has been approved.

The long-term confidence owners have in IHG and our brands drove the opening of 371 hotels in 2024, which contributed to net system size growth of 4.3%. Another 714 hotels were signed – an increase of 34% year-on-year – taking our development pipeline to 2,210 hotels, representing future system size growth of 33%. As we look ahead, industry forecasts expect strong guest demand to continue, underpinned by long-term drivers, such as people’s desire to travel and a growing global middle class.

In February 2025, we acquired RubyTM as our 20th brand, which complements our existing portfolio with an exciting, distinct and high-quality offer for both guests and owners in popular city destinations. The urban micro space is a franchise-friendly model with attractive owner economics, and we see excellent opportunities to not only expand the Ruby brand’s strong European base but also rapidly take this exciting brand to the Americas and across Asia, as we have successfully done with previous brand acquisitions.

The many awards we received this year are a testament to the progress we are making towards being a brand of choice for guests, the best long-term partner for owners and a great place to work for colleagues. These include again being named a Mercer Global Best Employer, Holiday Inn® voted the most trusted travel and hospitality brand in the US, recognition from Forbes, Fortune Best Companies and the Financial Times for our inclusive culture, and dozens of our Luxury & Lifestyle hotels being awarded Condé Nast Traveler Readers’ Choice Awards and Michelin Keys.

I would like to thank the Board for its support throughout 2024 and our talented and passionate colleagues for their commitment to delivering True Hospitality for Good and hard work to grow IHG to its full potential. I would also like to thank our owners for their partnership and the continued trust they place in our business and brands.

Elie Maalouf

Chief Executive Officer

18	IHG	Annual Report and Form 20-F 2024

Industry overview

A strong

and resilient

sector full of

opportunity

We operate in an industry with high growth potential, underpinned by strong long-term fundamentals.

The global hotel industry strengthened to record RevPAR levels in 2024 as stable employment markets, resilient consumer spending and robust levels of business activity created supportive conditions for growth.

The $730 billion hotel industry has compelling structural growth drivers, underpinned by factors including the inherent needs and desires to travel for business and leisure purposes, and an expanding middle class in emerging markets with increasing disposable incomes. Spend on travel continues to be an area of resilient discretionary spending by consumers, while demand for business travel remains robust. Easing inflationary pressures and the turn in the interest rate cycle over the last 12 months has supported stable employment markets and robust levels of business activity and economic growth. Whilst in some countries geopolitical risk and economic outlook present challenges and uncertainties, overall conditions for the global industry remain supportive for continued growth.

In what is a relatively fragmented sector, with 57% of rooms affiliated with a global or regional chain, competitor pressures in the branded space remain intense as all major players pursue growth strategies through a combination of organic growth, partnership arrangements and acquisitions.

Branded hotel penetration has steadily increased as a long-term trend, with this expected to continue to grow as consumers look to trusted brands to meet their evolving expectations, particularly when it comes to state-of-the-art technology and the skills, scale and resources required to provide enjoyable, effective and sustainable stays. Hotels affiliated with a major global brand and enterprise system also tend to generate higher owner returns.

While there have been short-term challenges impacting the completion and opening of new-build hotels, primarily driven by the cost and availability of financing, there remains a long-term need for new hotel supply to satisfy the demand drivers previously mentioned. Global hotel room net new supply increased at a CAGR of 2.3% over the 10 years from 2014 to 2024, with industry forecasts showing a similar rate in the years beyond.

Cost remains a significant barrier to building a scale position in the global hotel industry, whether that’s due to investment to build and maintain the properties, establishing strong loyalty programmes and technology platforms, or developing and marketing leading brands.

The hotel industry is cyclical: long-term fluctuations in RevPAR tend to reflect the interplay between industry demand, supply and the macro-economic environment. At a local level, political and economic factors, as well as those such as terrorism, oil market conditions and significant weather events, can also impact demand and supply. While the potential for macro-economic challenges from factors such as lingering inflation, higher borrowing costs and geopolitical flashpoints create some ongoing uncertainty in 2025, the attractive industry fundamentals that led to the sector outpacing global economic growth in 17 out of 25 years between 2000 and 2024 remain firmly in place for the long term.

As a global business, with a footprint in more than 100 countries, operating in the midst of change and uncertainty is something IHG is very used to and this experience continues to be one of our greatest strengths. Our strategy of developing a strong brand portfolio and an industry-leading loyalty programme, together with our fee-based income streams and prevalent midscale positioning, means IHG is well positioned to remain resilient through varying economic cycles.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	19

The hotel industry has long-term growth drivers…
1.6%	$44tn	2.3%
US disposable personal income grew on average by 1.6% per annum between 2000 and 2024 Source: Federal Reserve Economic Data (FRED)	Globally, middle income consumers spent $44tn in 2020, with this expected to increase to $62tn by 2030 Source: The Brookings Institution	Global hotel room net new supply grew 2.3% per annum between 2014 and 2024 Source: STR with significant barriers to entry…

The top five hotel groups[a] have
almost a quarter of market share

Share of top five branded hotel groups
as % of global rooms supply

a.  Includes IHG, Marriott International, Inc., Hilton Worldwide Holdings Inc., Wyndham Hotels & Resorts Inc., Accor S.A.

Source: STR

	Share expected to further expand Branded share of global industry supply and share of global industry active pipeline

Consumers value loyalty
membership, which requires a
large-scale enterprise to deliver

79%

of consumers are more likely to recommend brands with good
loyalty programmes

Source: Bond, in partnership with Visa

85%

of consumers are more likely to
use a brand if they are members
of its loyalty programme

Source: Bond, in partnership with Visa

	Source: STR

and a track record of growth

Global hotel revenues have outpaced GDP growth, and are now ahead of pre-Covid-19 levels Global industry revenue vs global GDP, indexed to 1999

Global industry RevPAR ($)

RevPAR movements are illustrative
of lodging demand

Source: STR

Global rooms supply (m rooms)

Supply growth further reflects the attractiveness of the hotel industry

Source: STR

20	IHG	Annual Report and Form 20-F 2024

Trends shaping our industry

Continuing to

evolve and adapt

The tourism industry continues to demonstrate
strong fundamentals. Travel remains a top priority
for many, maintaining its status as a leading
category for discretionary spending. There are
several impactful trends with the potential to
reshape the hospitality landscape.	Loyalty programmes are becoming increasingly competitive, hotel formats are continuing to evolve driven by demand for types of blended travel, and personalised experiences enabled by technology and data are becoming essential. We see these trends leading to the prioritisation of customer-centric strategies, and investment in products that align with evolving traveller expectations.

Flexibility of loyalty programmes

The lodging loyalty landscape is becoming increasingly competitive as guest expectations continue to evolve, becoming more immediate, personalised, and experience-based. To fulfil guest expectations, loyalty programmes are having to become increasingly flexible, utilising data-driven insights on customer preferences.

A McKinsey study found that hotel guests utilise more than two competing loyalty programmes a year, which is more than airline and cruise travellers.

With younger generations more likely to transact with multiple programmes, and competition strengthening amongst global peers, it will be necessary to further expand reward personalisation. Increasing the breadth of offerings for members to select from, whilst utilising advanced analytics to tailor messaging, will give members control over their desired benefits, helping support a diverse portfolio of brands.

The strength of loyalty programmes is supported by customer experiences during their stay.

Frontline teams are vital in delivering the core product that loyalty programmes are built around. Initiatives to develop the ability of teams to deliver exceptional experiences, such as the IHG Climb gamification platform, which led to 1.5–2.5x increase in loyalty delivery for highly engaged hotels and will continue to be a priority of industry leaders looking to develop robust brand and programme preferences.
Our responses include:

–  Offering members the ability to personalise benefits via Milestone Rewards by selecting what they value most (including Food & Beverage Rewards and bonus points).

–  Expanding Reward Night flexibility, including discounts for new hotels, ability to use points on both non-standard room types and Confirmable Suite Upgrades, plus exclusive Reward Night discount access for Platinum and Diamond members.

–  Introducing free points transfer for our Diamond Elite and Business Rewards members, allowing our most active members to share their rewards with friends, family or colleagues.

–  Forming exclusive partnerships providing our members culturally relevant, personalised experiences, including events such as the US Open Tennis Championships and Six Nations rugby.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	21

Space for everyone

The lodging industry is rapidly transforming, with evolving formats that cater to diverse traveller needs and preferences. Industry leaders are complementing traditional hotel models with innovative alternatives that emphasise flexibility, authenticity, and unique experiences.

As Gen Z starts to enter the middle class, the requirement for variation will become even more essential.

Demand continues to grow for shared spaces, and increasingly lifestyle offerings that provide guests the opportunity to connect with the location and fellow travellers. By meeting these needs through carefully designed bars, lounge areas and restaurants, hotels of all chain scales will be able to facilitate guest desires to work flexibly, immerse themselves in experiences and connect locally.

The industry is embracing the desire for spaces dedicated to wellness and fitness. From rooftop yoga studios and immersive spa retreats to interactive gaming lounges and AI-enhanced gyms, properties are incorporating elements that encourage guests to relax, recharge and play.

At the top-end, luxury brands are investing heavily in branded residential offerings, with projects increasing by more than 180% over the last decade.

The segment is becoming increasingly competitive due to the presence of major lodging companies alongside uber-luxury retail brands.

Our responses include:

–  Expanding our portfolio of branded residences across our Luxury & Lifestyle brands, with signings in 2024 including the Regent Residences Dubai at Marasi Marina and Six Senses Telluride in Colorado.

–  Introducing Holiday Inn Express Generation 5 and Holiday Inn H5 public spaces to match the desire for local connections with the requirements of the modern traveller, facilitating social connection and co-working.

–  Continuing growth of new brands designed to accommodate developing guest needs. Brands launched since 2019 have grown 62% in 2024.

Rapidly evolving technology

The technology landscape is rapidly changing, driven by advancements in automation and artificial intelligence (AI). Today’s consumers have heightened expectations, seeking control, convenience, and speed across every industry they interact with.

To adapt to these expectations, hotels are embracing modern, cloud-based systems that simplify operations and alleviate pressure on front-desk staff. Hotel owners seek technology to automate tasks and streamline their operations, while guests increasingly seek technology that gives them more control.

Hotel companies are modernising their core platforms, with a shift towards cloud-based systems to optimise operations, pricing, reservations, and customer relationship management.

The digital stay experience is an increasingly important guest expectation, with mobile check-ins, digital room keys, kiosks, and automated check-outs growing in popularity and becoming mainstream. This renewed focus on self-service not only leads to guest control but also hotel operational efficiencies.

Additionally, the integration of AI offers more personalised guest experiences, with chatbots that provide instant support and tailored recommendations, while predictive analytics enhance pricing, staffing, and inventory management for hotel operators. However, these innovations also introduce significant data protection challenges, requiring robust infrastructure to safeguard sensitive information and systems.

Our responses include:

–  We are undergoing a multi-year modernisation of our core systems, introducing new property management solutions that transform hotel operations and payment processes to address global and regional needs.

–  Creating a dedicated task force focused on digital stay experience, with the goal of empowering guests with greater flexibility and control.

–  We are developing new capabilities, including a cutting-edge customer relationship management system, and investing in self-service options to elevate guest satisfaction.

–  Our commitment to cybersecurity remains steadfast, focusing on the protection of our systems against existing and potential threats.

–  Utilising AI to upgrade system intelligence and enable our hotel and corporate colleagues to work more efficiently.

22	IHG	Annual Report and Form 20-F 2024

Our business model

What we do

We provide an enterprise platform for hotel

owners to join the IHG system through a family
of 19 hotel brands and IHG One Rewards, one
of the world’s largest hotel loyalty programmes.
Our overall enterprise, including our brands
and technology, meets clear guest needs and
generates strong returns for our hotel owners.

This in turn attracts further new-build hotel investment and existing hotels to convert to IHG’s brands, which grows our system size. We predominantly franchise our brands and manage hotels on behalf of third-party hotel owners, with the decision largely driven by market maturity, owner preference and, in certain cases, the particular brand.

The growth of our
business relies on two
fundamental drivers:

RevPAR indicates the value guests ascribe to a given hotel brand or market, and grows when they stay more often or pay higher prices. Room supply and the size of our system also reflect capturing structural growth drivers of increasing demand to travel and experience, as well as how attractive the hotel industry and IHG is as an investment from a hotel owner’s perspective.

IHG is an asset-light business, with a focus on growing fee revenues and fee margins, which we can do with limited capital requirements. This enables us to grow and invest in our business while generating high returns on invested capital and strong cash flow.

Hotels in the Essentials category tend to be franchised, while Luxury & Lifestyle hotels are predominantly managed. Our broad geographic spread and weighting towards essential business and domestic leisure drives comparative resilience during times of economic downturn.

We have made excellent progress in expanding our presence in the Luxury & Lifestyle segment, which generally generates higher fees per room. This category is currently 14% of IHG’s system size, and comprises 21% of the future growth pipeline.

We do not employ colleagues in franchise hotels, nor do we control their day-to-day operations, policies or procedures. That being said, IHG and our franchise hotels are committed to delivering a consistent brand experience and conducting business responsibly and sustainably.

Total system size
987,125 rooms

Total development pipeline
325,252 rooms a. Includes Iberostar Beachfront Resorts, which joined IHG’s system and pipeline as part of a long-term commercial agreement.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	23

How we generate revenue

As an asset-light business, revenue attributable
to IHG is the fees charged to third-party hotel
owners, rather than the entire revenue base of
the hotels themselves. IHG also receives various
ancillary fee streams.

In 2024, IHG’s revenue from fee business was $1,774m (which generated an operating profit of $1,085m). For the small number of owned, leased and managed lease hotels, the entire revenue of these hotels is attributable to IHG, which in 2024 was $515m (generating an operating profit of $45m). Total revenue reported for IHG in 2024 was $4,923m, which additionally includes $1,611m of System Fund revenue, $1,000m of reimbursable revenue, and $23m of insurance activities revenue.

24	IHG	Annual Report and Form 20-F 2024

Our business model continued

How we drive operating profit
Our asset-light business model requires a limited increase in IHG’s own operating expenditure to support our revenue growth, which delivers operating profit and fee margin growth.

The benefit of operational efficiencies, along with brands and markets becoming more mature, supported fee margin expansion that averaged around 130bps a year between 2009 and 2019 in total for IHG.

In 2024, our fee margin increased by 190bps, which was ahead of the 100–150bps annual improvement on average over the medium to long-term that is expected to be driven by positive operating leverage.

For franchised hotels, the flow through of revenue to operating profit is higher than it is at managed hotels, given the fee model and our well-invested scale platform, where limited resources are required to support the addition of an incremental hotel.

This is most evident in our Americas region, where fee margins are the highest, reflecting our scale and more than 90% of our hotels operating under our franchised model.

Across our managed hotels, the flow through of revenue to profit can be lower, given higher operating expenditure on operations teams supporting the hotel network.

Our owned, leased and managed lease hotels tend to have significantly lower margins than our fee business This is because we not only record the entire revenue of the hotel, but also the entire cost base, which includes staff and maintenance of the hotel.

Fee margin by region

Americas	EMEAA

Greater China	Total IHG

Capital allocation
Our priorities for the uses of the cash flow that IHG generates are consistent with previous years and comprise three pillars:

Shareholder returns 2022–24 ($bn)
1 Invest in the business to drive growth We look to strategically drive growth, while maintaining strict control on investments and our day-to-day capital expenditures.

2

Target sustainable
growth in the
ordinary dividend

IHG has a dividend policy where we would look to grow the ordinary dividend each year, while balancing all our stakeholder interests and ensuring our long-term success.

3 Return surplus capital to shareholders The Board expects our asset-light model to provide the opportunity to routinely return additional capital to shareholders such as through share buybacks.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	25

Capital expenditure
Spend incurred by IHG can be summarised as follows:

Type	What is it?	Recent examples

Key money and maintenance capital expenditure

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

Examples of maintenance spend include investment in corporate technology and software, as well as office refurbishment and maintenance. Across our owned, leased and managed lease hotels we invest in refurbishment of public spaces and guest rooms.

Recyclable investments to drive the growth of our brands and our expansion in priority markets

Recyclable investments are capital used to acquire real estate or investment through joint ventures, equity capital, or loans to facilitate third-party ownership of hotel assets. This expenditure is strategic to help build brand presence.

We would look to divest these investments at an appropriate time and reinvest the proceeds across the business.

Examples of recyclable investments in prior years include our EVEN Hotels brand, where we used our capital to develop three hotel properties in the US to showcase the concept. These hotels were subsequently sold and now operate under franchise agreements.

More recently, recyclable investments have included the initial purchasing of sites for the Six Senses brand to be developed in key markets in the US.

System Fund capital investments for strategic investment to drive growth at hotel level	The development of tools and systems that hotels use to drive performance. This is charged back to the System Fund over the life of the asset.	We continue to invest in a range of upgraded technology solutions, including the ongoing development of IHG’s mobile app and IHG One Rewards loyalty evolution.

Dividend policy and shareholder returns
The Board consistently reviews the Group’s approach to capital allocation and seeks to maintain an efficient balance sheet and investment grade credit rating.

IHG has an excellent track record of returning funds to shareholders through ordinary and special dividends, and share buybacks. The ordinary dividend paid to shareholders increased at an 11% CAGR between 2004 and 2019, and at a 10% CAGR after resuming dividend payments at the end of 2021.

Our asset-light business model is highly cash generative through the cycle and enables us to invest in our brands and strengthen our enterprise. When reviewing dividend recommendations, the Board looks to ensure that any recommendation does not harm the sustainable success of the Company and that there are sufficient distributable reserves to pay any recommended dividend. The Board assesses the Group’s ability to pay a dividend bearing in mind its responsibilities to its stakeholders and its objective of maintaining an investment grade credit rating.

One of the measures we use to monitor this is net debt:adjusted EBITDA where we aim for a ratio of 2.5–3.0x.

$500m of surplus capital was returned via a buyback programme announced in August 2022, $750m via a programme announced in February 2023, and then a further $800m via a subsequent programme in 2024. The highly cash-generative nature of our business model means we expect to have substantial ongoing capacity to return further surplus capital to shareholders, such as through share buybacks, as we look to move leverage into our target range over time.

The Board intends to continue sustainably growing the ordinary dividend and to typically pay dividends weighted approximately one-third to the interim and two-thirds to the final payment.

In February 2024, IHG’s Board proposed a final dividend of 104.0¢ in respect of 2023, representing growth of 10% on that for 2022. The proposal was subsequently approved at the AGM and paid to shareholders on 14 May 2024.

In August 2024, IHG’s Board declared an interim dividend of 53.2¢ per share, representing growth of 10% on 2023’s interim dividend. This was paid to shareholders on 3 October 2024.

The Board is proposing a final dividend of 114.4¢ in respect of 2024, representing growth of 10% on that for 2023. The proposed total dividend for the year is therefore 167.6¢. Further, the Board have approved a share buyback programme to return an additional $900m of surplus capital in 2025. Given expectations for growth and EBITDA in 2025, leverage is expected to be around the lower end of our target range of 2.5–3.0x.

26	IHG	Annual Report and Form 20-F 2024

Our business model continued

Driving ancillary fee streams

Ancillary fee streams further leverage the strength

of IHG’s brands and our powerful enterprise platform.

As well as additional fee revenue, they typically flow

through to operating profit at a high incremental margin,

therefore contributing to overall fee margin accretion.

Loyalty points sales to consumers	Our loyalty programme, IHG One Rewards, allows members to earn points through qualifying stays and through third-party partnerships and programmes. Points revenue is generated through hotel assessments from qualifying stays, third-party points purchases to support partnership arrangements, and points purchased by members. Points revenue was previously included in the System Fund, but from the start of 2024 a portion of revenue from the sale of certain loyalty points is attributed to fee business revenue, delivering approximately $25m incrementally to revenue and operating profit from reportable segments in 2024. The change applied to 50% of proceeds from points sold in 2024 and will increase to 100% in 2025, approximately doubling the benefit to IHG’s reportable segments. Further points revenue growth is expected in future years as the number of points sold continues to increase, driven by the growth in the attraction and scale of the IHG One Rewards Programme. In 2024, the programme grew to over 145 million members who are responsible for over 60% of room nights consumed globally.

Co-brand credit cards

Co-brand credit cards drive further membership and loyalty to our IHG One Rewards programme, deepening guest relationships and delivering more business to our hotels. Co-brand credit card partners pay fees to IHG for:

– access to our loyalty programme and customer base and the rights to use IHG brands;

– arranging for the provision of future benefits to members who have earned points or free night certificates;

– performing marketing services.

IHG One Rewards co-brand credit card holders stay even more frequently and spend more in IHG hotels. 2024 was a record-breaking year for new account applications, there was double-digit percentage growth year-on-year in total card customers, and total card spend was around 25% higher than before the relaunch of card products two years’ earlier. In November 2024, IHG entered into new agreements with our card issuing and financial services partners that were effective immediately from that date and have an initial term running through to 2036. Under prior arrangements, fees recognised within IHG’s operating profit from reportable segments were $39m in 2023, with these expected to be double that level in 2025.

Branded residential properties	A further example of driving ancillary fees through the strength of IHG’s brands is their use to generate increased sales of residential property, typically alongside a hotel development with shared services and facilities. This industry segment has increased by 180% over the last decade. IHG already has more than 30 branded residential projects that are open or selling properties across five brands in 15 countries, and more in the pipeline including further projects where sales will launch in 2025. Signings in 2024 involving branded residences included Kimpton Monterrey in Mexico, the Regent Residences Dubai at Marasi Marina, and several for Six Senses, such as in the US at Telluride in the Colorado Rockies and Riverstone Estate in Foxburg, Pennsylvania, and at Dubai Marina. Fees earned by IHG from branded residences are recognised within IHG’s operating profit from reportable segments.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	27

Why hotel owners choose to work with IHG

Hotel owners choose to work with IHG because of the trust they have in our brands and our track record in delivering strong returns.

Global sales organisation We have developed a global sales enterprise to drive higher-quality, lower-cost revenue to our hotels Sustainability tools and expertise We have developed tools, training and programmes to support hotels and provide better data and insights to enable them to reduce their energy, waste and water consumption Procurement We use our scale to reduce costs for owners, with procurement programmes for hotel goods, services and construction Strength of brands A portfolio of brands across industry segments, designed to drive owner returns Investment in hotel lifecycle management and operations We have invested in technology, systems and processes to support performance, increase efficiencies and drive returns for our owners Technology Our cloud-based platforms are improving operational efficiency and delivering strong returns, with our revenue and property management capabilities and Guest Reservation System providing advanced insights, simplifying operations and driving revenue Strong loyalty programme and enterprise contribution Over 80% of room revenue delivered to hotels by IHG’s managed channels and sources Commercial engine We have invested in our digital platforms, data and analytics, marketing and partnerships to provide guests with more choice and benefits and owners with higher-value customers at lower cost of acquisition

28	IHG	Annual Report and Form 20-F 2024

Our strategy

Making it happen Our ambition to be the hotel company of choice for guests and owners is underpinned by strategic investments in our brands, people, technology and scale. Over the long term, with disciplined execution, our strategy drives the growth of our brands in high-value markets. It creates value for all our stakeholders and delivers sustained growth in profits and cash flows, which can be reinvested in our business and returned to shareholders. Our strategic priorities and the behaviours that drive them have been designed to put the expanded brand portfolio we have built in recent years at the heart of our business, and our owners and guests at the heart of our thinking. They recognise the crucial role of a well-invested loyalty programme and technology systems, and ensure we meet our growing responsibility to care for and invest in our people, and to make a positive difference to our communities and planet. Our strategy is inspired and informed by our purpose of providing True Hospitality for Good, which is underpinned by our commitment to a culture of operating and growing in a responsible, ethical and inclusive manner. This sets the tone for how we do business, enabling us to focus on creating value for all stakeholders as we build an even stronger IHG. What we do Provide True Hospitality for Good Why we do it To be the hotel company of choice for guests and owners How we make it happen Relentless Brands Leading Care for focus guests and commercial our people, on growth owners love engine communities and planet Our growth behaviours Ambitious Dedicated Courageous Caring

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	29

Relentless focus on growth We are accelerating the global growth of our brands on the back of a transformed portfolio that’s giving our guests and owners more choices across segments. In 2024, our brands continued to reach new markets, we expanded our presence in high-growth ones, grew and strengthened both new and existing brands, and extended our presence in Luxury & Lifestyle. More on pages 30 to 31. Brands guests and owners love We are focused on delivering tailored services and solutions to meet the expectations of guests and owners. In 2024, we strengthened guest benefits for IHG One Rewards, enhanced stay experiences, continued to build awareness of our IHG Hotels & Resorts masterbrand and reduced costs for owners. More on pages 32 to 33. Leading commercial engine We invest in the tools, technology and solutions that make the biggest difference for guests and owners. Among the key highlights in 2024 were the launch of new technology systems to elevate the guest experience, drive hotel performance and increase owner returns, and continuing to build membership and engagement through IHG One Rewards. More on pages 34 to 35. Care for our people, communities and planet With more than 6,600 hotels in our global estate, it’s vital that as we grow, we do so responsibly and sustainably for our communities, the environment and the long-term success of our business. In 2024, we took further steps to invest in our people and culture, deliver lasting change to our communities and make our hotels more sustainable. More on pages 36 to 37.

30	IHG	Annual Report and Form 20-F 2024

Our strategy continued

Relentless focus on growth The transformation of our portfolio is fuelling our growth for today and tomorrow. We have grown from 10 to 19 brands since 2015 to diversify across segments and meet guest and owner demand, while at the same time investing in the continued success of our established brands. Global expansion is supported by investment in our enterprise, including a leading loyalty programme, masterbrand and a powerful suite of technology products. >6,600 >2,200 >40% hotels open globally pipeline hotels, representing of global pipeline future system size growth of 33% under construction Signed long-term agreement with NOVUM Hospitality, which will double our presence in Germany – a priority growth market. Holiday Inn Brand Family generated 44% of hotel openings and signings globally in 2024.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	31

What we achieved in 2024

We opened 371 hotels in 2024 to surpass 6,600 globally and signed 714 properties into our pipeline – the equivalent of almost two a day – to take it to more than 2,200 hotels.

We are focused on capitalising on strong travel demand in markets with big growth opportunities. During the year, 29 openings represented a country debut for a particular IHG brand. We expanded our presence in high-growth markets, including India, Japan, Saudi Arabia, and Greater China, where record levels of development activity took our pipeline in the region to 549 hotels at the end of 2024 – its largest ever size, representing almost 60% of the region’s current system size. In Germany, one of our largest markets in Europe, we signed a long-term deal with NOVUM Hospitality that will double IHG’s presence. The agreement includes properties joining IHG through the new Holiday Inn – the niu brand collaboration, and has brought Candlewood Suites and Garner to Europe for the first time.

The enduring appeal of our established brands once again shone through, with our Holiday Inn Brand Family generating 44% of hotel openings and signings globally. Momentum behind our new brands also continued, with Garner having already reached 23 open hotels and a pipeline of 94 properties since becoming franchise-ready in the US in 2023, while avid® hotels grew its pipeline to 137 properties – almost double today’s existing system size. Atwell Suites® surpassed a pipeline of 50 hotels for the first time and launched in Greater China to capitalise on the appetite for our brands in this high-growth market. Premium brand voco™ hotels achieved debut openings in India, Sweden and Malaysia on its way to reaching 177 open and pipeline hotels. Underlining the huge growth potential of our newest brands, our seven most recently launched or acquired brands – not including Garner or our commercial agreement with Iberostar – now represent 17% of our pipeline.

Following acquisitions and new brand launches in recent years, we have established one of the industry’s biggest Luxury & Lifestyle portfolios and our six brands continued to drive our growth and performance. We achieved 133 openings and signings in this higher-fee segment in 2024, with Six Senses® Hotels, Resorts & Spas reaching 65 open and pipeline hotels, with debut openings in Japan and the Caribbean. Regent reached 20 open and pipeline properties, including the opening of another flagship property – Regent Santa Monica Beach, which marked the return of the brand to the Americas. Vignette Collection celebrated debut signings in key markets such as the Maldives, Spain and Turkey to surpass 50 open and pipeline hotels in just three years since launch, tracking ahead of our long-term target to attract more than 100 properties by 2031. A debut opening on the Greek islands was one of 25 openings and signings for InterContinental® Hotels & Resorts on the back of an exciting brand evolution in 2024, taking its system size to 227 and its pipeline to 101, which reflects its strong future growth opportunities. Kimpton® Hotels & Restaurants continued its global expansion, with a debut signing in the Turks and Caicos Islands and a first opening in the Dominican Republic adding to the brand’s growing presence in prime leisure destinations. A first opening in the Caribbean was among 42 openings and signings for Hotel Indigo®, further reflecting IHG’s success in internationalising its brands.

The strong future growth prospects of Luxury & Lifestyle are reflected by our portfolio now representing 14% of our current system size and 21% of our pipeline. Illustrating our growing reputation, 46 hotels were awarded Condé Nast Traveler Readers’ Choice Awards – more than double the number of two years ago – while 14 earned Michelin Keys.

In our Exclusive Partners category, we continued to integrate the Iberostar Beachfront Resorts brand into our systems, with 55 out of up to 70 properties from the original agreement in 2022 added to IHG’s system, as we capitalise on the growing demand for resort and all-inclusive stays.

Conversion deals were again central to our growth, representing around 50% of both room openings and signings. This strong performance reflects the appeal of our brands and wider enterprise to owners, alongside a sharpened strategic focus on driving these quicker-to-market opportunities. In Greater China, for example, we have a dedicated Conversions and Contract Renewals team and we collaborate closely with owners to deliver a quick return on investment. There were also 340 new-build signings globally during the year – another key indication of growing developer confidence.

What’s to come

We have grown our development pipeline to more than 2,200 hotels, the equivalent of 33% of today’s system size. This, together with investments in our enterprise, lays the foundation for continued system size growth in the years ahead.

Supporting this, we will further expand our presence in high-growth markets, such as Greater China, Germany, Japan, Saudi Arabia and India.

We will continue to assert the competitive advantage of our Essentials brands so we can extend their leadership in major markets by optimising their cost to build, open and operate, while at the same time accelerating conversion deals. We will also drive expansion of our newer brands by strengthening their performance and taking them into more new markets globally.

We will embed our Luxury & Lifestyle capabilities to further strengthen our reputation with guests and owners, and accelerate the growth of our brands. Linked to this, we will continue to develop a world-class branded residences offer following strong progress in 2024, which included signing the first Regent Residences in Dubai and Six Senses Residences Dubai Marina, which will be the world’s tallest residential tower once complete.

32	IHG	Annual Report and Form 20-F 2024

Our strategy continued

Brands guests and owners love Staying successful means putting ourselves in the shoes of our guests, corporate customers and owners in everything we do. This is how we are creating unrivalled service and tailored experiences in our hotels, and attractive investment opportunities with strong returns for our owners. Maintained outperformance versus key competitors on Guest Satisfaction Index in all three regions. Launched new chapter of Guest How You Guest marketing campaign to increase awareness of IHG Hotels & Resorts masterbrand for guests and owners. >145m ~10% IHG One Rewards loyalty reduction in cost per occupied programme grown to room for Essentials and Suites brands over 145 million members through procurement programmes and enhanced Food & Beverage offer

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	33

What we achieved in 2024

Strong leisure, business and group demand pushed Global RevPAR up 3.0% in 2024, as we continued to position IHG as first choice for guests and owners. The work we are doing in collaboration with our owners and hotel teams to elevate the guest experience has helped IHG maintain its outperformance versus key competitors on the externally measured Guest Satisfaction Index in all three regions. This included strengthening our IHG One Rewards loyalty programme with fresh experiences, rewards and stay enhancements that helped it grow to more than 145m members. Reward Night redemption is also around 30% higher than prior to the programme refresh two years ago, demonstrating strong member engagement and driving increased owner returns.

Our award-winning mobile app is unlocking the full power of IHG One Rewards, making it easier than ever before to enrol, manage and recognise members. Regular updates are improving the guest experience, IHG® Wi-Fi Auto Connect is automatically connecting loyalty members to hotel wi-fi globally, and the upsell of unique room attributes – such as room size and view – is enabling travellers to tailor their stays as they book with us.

Reflecting continuous investment in our portfolio, in 2024 we launched a new breakfast programme for avid in the US and Canada featuring more choice for guests and reducing costs for owners. For Holiday Inn Express, further optimisation of its breakfast menu is driving 5–10% cost reductions for owners. We also recently launched new public space designs, marketing campaigns and an upgraded coffee service for the brand. We also rolled out a new visual identity for Holiday Inn and have seen rapid owner adoption of its upgraded breakfast buffet service, which is delivering outperformance in key guest metrics and lower labour costs for owners. Testament to our success in keeping this iconic brand feeling fresh, in 2024 Holiday Inn was voted Most Trusted Brand in US Travel and Hospitality by Morning Consult for the fourth consecutive year, as well as Leading Budget Hotel Brand at the World Travel Awards.

For our hotel owners, we are focused on capturing demand and strengthening the performance of their hotels. IHG One Rewards is playing a central role and our masterbrand strategy is supporting it in building engagement with guests by growing awareness and strengthening the perception of our brands in several ways. Our global marketing campaigns, such as the latest instalment of our Guest How You Guest campaign, are increasing IHG’s appeal with key demographics. Our exclusive partnerships also continue to reward loyal guests and raise IHG’s profile, with IHG One Rewards members redeeming points in exchange for unique experiences at sporting events and music festivals, as well as exclusive member privileges with other leading brands. In late 2024, we also began simplifying our brand endorsement from ‘an IHG hotel’ to ‘By IHG’ across properties in the Americas and EMEAA to create a bolder connection between our masterbrand and brand portfolio across new signage, digital channels and global distribution listings.

We work closely with our hotel teams and owners to drive performance – connecting with general managers on calls and at regional conferences, and with owners through webinars, meetings and events. Our New Owner Orientation programme in the US provides extra support for owners new to IHG, and we welcomed thousands of owners to the IHG Americas Investors & Leadership Conference to share the latest innovations to strengthen their businesses.

Efficient new hotel space designs are reducing costs per key and driving brand consistency, including new prototypes for our extended-stay brands. More hotels are also joining our procurement programmes across Food & Beverage and other operational supplies and services. Together with further enhancements to breakfast menus and our new in-lobby 24/7 bean-to-cup coffee programme, these are further lowering costs per occupied room across Essentials and Suites brands. In the Americas, we are extending our procurement services across Premium and Luxury & Lifestyle hotels to provide savings on a wider range of supplies and services and a full procure-to-pay solution for owners, while our WeChat ecommerce platform in Greater China is providing access to thousands of construction materials. We also lowered our standard loyalty assessment fee for owners during 2024, increased certain Reward Night reimbursements they receive back out of the System Fund when points are redeemed for stays and reduced the IHG® Ignite marketing fee for participating hotels in the Americas and EMEAA.

Making hotel operations more sustainable is crucial to the future of our owners’ businesses, IHG and our industry, and we are taking active steps to help our hotels measure and manage their environmental impact. In 2024, we launched our industry-first Low Carbon Pioneers programme to help us test, learn and share findings on sustainability measures; we upgraded our Green Engage environmental management platform to strengthen how properties manage energy, water and waste; and we incorporated more energy conservation measures (ECMs) into hotel brand standards to reduce energy usage and costs.

For more on Planet, see pages 60 to 63.

We continue to work with the IHG Owners Association, which represents the interests of thousands of owners and operators, to roll out key projects and ensure our owners are fully aware of the operational and commercial support we are providing. This includes collaborating with governments, trade bodies and peers to support the industry on a broader scale on prominent issues.

What’s to come

We will continue to develop our masterbrand strategy to lift awareness of our brands. This includes extending the reach of our Guest How You Guest campaign across channels and international markets, supported by targeted regional promotions and brand marketing campaigns – including the latest for Holiday Inn Express. In addition, we will invest further in developing strategic partnerships and continue to roll out our new ‘By IHG’ endorsement across our brands in 2025.

Our focus on quality and consistency of the guest experience relies on continued investment in loyalty benefits, service and digital products to give our hotels a competitive edge, supported by increased use of data, analytics and AI.

We will drive owner returns by continuing to fine-tune our brand formats to reduce cost per key across new projects and renovations, while at the same time improving the guest experience. This includes opening our first new-build prototype for Holiday Inn featuring elevated Food & Beverage, redesigned guest rooms and versatile public spaces. We will also strengthen our groups and meetings offer to further capitalise on strong business and group demand.

34	IHG	Annual Report and Form 20-F 2024

Our strategy continued

Our strategy continued Leading commercial engine We are investing in the technology and tools that drive commercial success and make the biggest difference to guests, owners and hotel teams. This powerful commercial engine enhances the guest experience while driving returns for owners and encouraging them to grow further with IHG. >20% >60% 81% increase in revenue driven by IHG One Rewards mobile app year-on-year room nights globally booked by IHG One Rewards members – increasing loyalty penetration room revenue booked through IHG-managed channels and sources – up from 72% four years ago ~3,500 ~30% hotels now featuring our new revenue management system of guests seeing an upsell offer at some point in their booking journey Entered into new long-term US co-brand credit card agreements. Announced first approved new property management system to create greater value for owners.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	35

What we achieved in 2024

The success of our enterprise is illustrated by our ability to provide hotel owners with higher-value customers at a lower cost of customer acquisition. In 2024, we saw the percentage of room revenue booked through IHG-managed channels and sources reach 81% – up 9% in four years.

Our IHG One Rewards loyalty programme is playing a key role, with members spending approximately 20% more in hotels than non-members and being around 10 times more likely to book direct. In 2024, we continued to find fresh ways to provide them with leading value, richer benefits and greater choice on the way to growing the programme to over 145 million members. Loyalty penetration also increased, with members now responsible for over 60% of all room nights booked globally, and rising to around 70% in the US and Americas overall.

Knowing that recognised members typically spend more in hotels than non-members, we are working closely with our hotel teams to embed a culture of loyalty. During the year, we provided training, tools and hosted our Loyalty Week in EMEAA, as well as our first in the Americas to further support them in strengthening delivery on property. In addition, we continued rolling out IHG Climb across the Americas, with our interactive gaming-based platform engaging teams to help drive performance towards their key loyalty metrics. With highly engaged hotels already seeing significant improvements in performance, we have begun rolling out IHG Climb for Sales to support our sales leaders.

New accounts and average card spend grew across our US co-brand credit cards, which are an important way of driving membership of IHG One Rewards and business to our hotels. Building on our progress, we signed new agreements with our providers in 2024, with total fees to IHG expected to significantly increase from the start of the new agreements and to continue growing over the term.

Our mobile app once again played an integral role in driving deeper engagement with IHG One Rewards, with regular updates further increasing loyalty contribution, direct bookings and incremental spend during stays. Revenue driven by the app increased more than 20% year-on-year, downloads were also up over 20% and it won three prestigious Webby Awards in 2024 – including Best Travel App and Best User Experience. Its success underlines a further shift in preference for mobile devices, with the app and other mobile channels now accounting for two-thirds of all digital bookings. As part of our digital-first strategy, we are also providing AI-backed translations for digital content into 20 languages, saving hotels time and money. We sent over 12 million personalised hotel-to-guest messages in 2024 – 84% more than the previous year – while AI is providing a more intuitive experience for our Digital Concierge chatbot service, which had three million conversations with guests. AI is also enabling IHG Voice to automatically handle customer calls to reduce the workload for busy hotel teams, while our 24/7 asynchronous service is helping guests resolve their queries with reservations and customer care agents via chat. Building on the progress we are making, a new digital check-out experience was piloted in over 300 US hotels and robots were in use in more than 350 properties in Greater China to fulfil basic guest requests, such as delivering towels and other amenities.

Our technology systems are giving our brands, business and owners a competitive edge. As part of a reimagined approach to revenue management, our new revenue management system is now live in around 3,500 properties and incorporating leading data science, machine learning and forecasting tools to deliver advanced insights and pricing recommendations that drive top-line revenue for hotels. We have also begun rolling out a new property management system (PMS) to create greater value for owners. This can be accessed via a mobile phone, with a single cloud-based view across properties improving ease of hotel operations and enabling us to deploy fast, efficient enhancements at scale. Following successful pilots, we have partnered with HotelKey to launch our first system in the US and Canada for our select-service hotels.

In Greater China, over 400 select-service hotels have implemented a new property management system. Through our Guest Reservation System (GRS), around 30% of guests are seeing an upsell offer at some point in their booking journey and we will scale this further in 2025. When selected, upsell offers are achieving average nightly room revenue increases of around $20 across our Essentials and Suites brands and around $40 for Luxury & Lifestyle. This is driving share shift into premium rooms and more revenue to hotel owners.

What’s to come

We will continue to drive enrolments for IHG One Rewards by providing new benefits and working closely with our hotel teams to deliver a consistent loyalty experience on property. Linked to this, we are working on a new customer relationship management platform for our loyalty programme that delivers a more seamless guest experience, more tailored solutions to enquiries and connects with guests on their preferred channels.

Continuing our focus on driving high-quality revenue through our best-in-class platforms, we will fine-tune the customer journey across our channels, such as our mobile app, to make it as easy as possible for guests to book stays at our hotels and increase revenue for owners. We will complete the implementation of the new revenue management system across our estate and continue to roll out our new PMS with HotelKey, which is expected to be in place in approximately 1,500 properties in the Americas and EMEAA by the end of 2025.

Following pilots in the UK, France, Germany, Italy and Spain in 2024, we will continue working towards establishing a new payment solution in Europe that strengthens security, speeds up processing and reduces owner costs.

Having entered into new agreements for our US co-brand credit cards, we will continue to evaluate opportunities to grow this important ancillary fee stream further in the US, while continuing to assess the opportunity to launch new co-branded credit cards in new markets.

36	IHG	Annual Report and Form 20-F 2024

Our strategy continued

Care for our people, communities and planet With more than 6,600 hotels in communities around the world, IHG values the opportunity to be a force for good by positively impacting the lives of millions and protecting the world around us. Guiding our actions is Journey to Tomorrow – a 2030 responsible business plan aligned to our purpose of True Hospitality for Good and the evolving expectations of our stakeholders. Partnered with Action Against Hunger to help deliver lasting change in thousands of communities across the globe. 87% overall employee engagement, with IHG named a Mercer Global Best Employer >4.2m lives improved since 2021 through our collective action and work with charity partners 11.5% reduction in carbon emissions per available room compared with 2019

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	37

What we achieved in 2024

Our people

Building a culture where everyone is valued, respected and able to thrive is fundamental to attracting and retaining a talented workforce and achieving our growth ambitions. In 2024, IHG was ranked among the best places for women to work in the US, and we remain committed to building talent and leadership capabilities for our hotels through programmes such as Journey to GM and our Global RISE mentoring programme, both of which saw continued success in welcoming new participants and placing candidates into GM roles during the year.

Engaging with colleagues is central to our culture and we hold listening forums so they can express their views throughout the year. This includes our colleague engagement survey, where we maintained our score of 87% to be accredited as a Mercer Global Best Employer.

To help develop and retain talent, a corporate onboarding platform for new starters was developed in 2024, along with the introduction of tailored learning tools for IHG University and a new mobile app to improve access to its resources. We also launched IHG Metaverse for prospective candidates to immerse themselves in life at IHG, and continued to build engagement with our careers website, which attracted 5.6 million visitors in 2024.

For more on people, see pages 53 to 57.

Our communities

Our Journey to Tomorrow plan includes a commitment to improve the lives of 30 million people through skills training, disaster response and food security.

In 2024, we helped improve the lives of more than two million people through our community partnerships and programmes. This included our IHG Academy, which inspires the next generation through skills training, where during the year, more than 43,000 participants benefited from work experience, internships, apprenticeships and free online training.

We responded to 27 natural disasters by supporting charity partners in their relief and recovery efforts, and we launched a global partnership with Action Against Hunger – one of the largest global NGOs combating hunger. Using the strength of our IHG Hotels & Resorts masterbrand, we are driving awareness of food security with millions of guests globally and supporting Action Against Hunger in treating malnourished children.

This work complements our existing long-standing community partnerships.

Every September, IHG colleagues take part in Giving for Good month to give back to their communities, and this year we worked with over 1,450 charities across events spanning 84 countries to improve the lives of nearly half a million people.

For more on communities, see page 58.

Our planet

We are helping our hotels measure and manage their environmental impact, working closely with our hotel teams and owners to reduce carbon emissions, waste and water on property.

Our asset-light business model means that more than 60% of emissions under our carbon target come from franchisees not under IHG’s direct control. Our decarbonisation strategy focuses on three areas: implementing energy efficiency measures in hotels; pioneering low-carbon hotels; and supporting hotels in sourcing renewable energy.

In 2021, we set a target to reach a 46% absolute reduction in GHG emissions by 2030 from our franchised, managed, owned, leased and managed lease hotels, from a 2019 baseline. This target has been validated by the Science Based Targets initiative (SBTi).

Our ongoing commitment to decarbonisation has driven an 11.5% reduction in carbon emissions per available room and a 9.4% reduction in energy per available room in 2024 compared to 2019. However, the lack of a clean energy infrastructure in our markets, alongside the opening of more hotels around the world, means that total carbon emissions are up 7.2% since 2019. As a result, despite our ongoing efforts, we are not on track to meet our 2030 target. We remain dedicated to the actions we are taking to assist hotel owners in reducing carbon emissions and while our programmes will require time to scale, the actions we are taking today will improve operational efficiency of IHG hotels and prepare us for accelerated decarbonisation once market factors are more favourable.

We continued decarbonising existing hotels during the year by supporting them in incorporating new energy conservation measures (ECMs) into brand standards and updating our Green Engage platform to improve their measurement of energy, water and waste. We also launched the Low Carbon Pioneers programme to help drive the development of hotels that operate at very low or zero carbon emissions.

This industry-first community of energy efficient hotels, which have no fossil fuels combusted on sitea and are backed by renewable energy, will help us test, learn and share findings across our estate.

We do not directly procure renewable energy for our franchised properties, but assist hotels in other ways, including connecting them with Community Solar programmes in select US markets. In addition, several of our global offices, including our headquarters in Windsor in the UK and Atlanta in the US, are procuring 100% renewable electricity.

To reduce waste, we introduced brand standards in Europe to eliminate single-use plastic bottles from guest rooms and meetings, and launched a guide for US owners on disposing of major hotel commodity items. Since launching our global food waste training e-learning module in 2022, it has been accessed by more than 2,700 hotels and over 53,700 courses have been completed by managed and franchised hotel colleagues.

To reduce water usage, we continued integrating water-reduction measures into brand standards. In 2024, our water intensity (m³ of water use per available room) decreased by 1.8% compared to 2019. We anticipate that as we implement water efficiency brand standards across our estate, this improvement in water efficiency will continue to grow. At the same time, our absolute water footprint has increased by 9% since 2023 due to our continued business growth.

For more on planet, see page 60.

What’s to come

We remain focused on investing in attracting, developing and retaining the talent we need at corporate and hotel level, and will strengthen how we drive high performance across the organisation.

In our communities, we will champion our Action Against Hunger partnership and continue strengthening our collective impact as we work towards improving the lives of 30 million people. We will also embed our refreshed IHG Academy offer by developing new elements for online learning.

To manage our environmental impact, we will continue implementing our decarbonisation roadmap. This includes further developing our Low Carbon Pioneers programme, and working with industry bodies and governments to help speed up the industry’s transition to a greener, more resilient future.

a.	Except for backup generators that fall below 5% of the hotel’s total annual energy consumption.

38	IHG	Annual Report and Form 20-F 2024

Our key performance indicators (KPIs)

Our KPIs are carefully selected to allow us to monitor the delivery of our strategy and long-term success. They are organised around our strategy, which articulates our purpose, ambition and priorities (see page 28). KPIs are reviewed annually by senior management to ensure continued alignment, and are included in internal reporting and regularly monitored.

Measures included are those considered most relevant in assessing the performance of the business and relate to our growth and commitment to key stakeholders including owners, guests, employees, shareholders and the communities in which we work.

KPIs should be read in conjunction with the other sections of the Strategic Report, and where applicable, references to specific relevant topics are noted against each KPI.

Link between KPIs and

Director remuneration

As we continue to focus on delivering high-quality growth, Directors’ remuneration for 2024 was directly related to key aspects of our strategy. The following indicates which KPIs have impacted Directors’ remuneration:

Annual Performance Plan

– 70% was linked to operating profit from reportable segments[a].

– 15% was linked to strategic focus on net system size growth through openings.

– 15% was linked to strategic focus on future net system size growth through signings.

Long Term Incentive Plan – 30% was linked to Total Shareholder Return. – 40% was linked to relative net system size growth. – 30% was linked to cash flow generation.
For more information on Directors’ remuneration, see pages 138 to 175.

Link to our strategy Our four strategic priorities are core to our success and represented as follows:	Relentless focus on growth	Brands guests and owners love	Leading commercial engine	Care for our people, communities and planet

Net rooms supply	Signings

Net total number of rooms in the IHG system.

Increasing our rooms supply provides significant advantages of scale, including increasing the value of our loyalty programme. This measure is a key indicator of achievement of our growth agenda (see page 30).

Gross total number of rooms added to the IHG pipeline.

Continued signings secure the future growth of our system and ongoing efficiencies of scale. Signings indicate our ability to deliver sustained growth (see page 30).

2024 status

– Net system size increased by 4.3%, with gross system growth of 6.2% and a removals rate of 1.9%. Total rooms supply was 987,125.

– Significant increase in the level of signings with 106,242 rooms (714 hotels). Total pipeline of 325,252 rooms increased by 9.5% compared to 2023, with more than 40% under construction.

– Continued strength of the Holiday Inn Brand Family with 29,053 rooms opened and 44,528 rooms signed, representing more than 40% of our total rooms signings.

– Signed 17,703 rooms as part of the initial NOVUM Hospitality agreement, with the first 10,186 rooms opened.

– Further momentum of our Luxury & Lifestyle portfolio with 7,741 rooms opened and 16,238 rooms signed.

– Expansion of Iberostar Beachfront Resorts with 1,986 rooms opened and 2,193 rooms signed in 2024.

– Continued growth of our recently launched brands with:

– voco growing to 87 hotels open and a further 90 properties in the pipeline across more than 25 countries;

– 17 Atwell Suites signed, taking the pipeline to 54 properties, including its debut in Greater China;

– Vignette Collection growing to 20 open and 35 pipeline hotels since its launch in 2022;

– avid hotels adding nine openings and 22 signings, taking the estate to 76 hotels open with a further 137 in the pipeline; and

– the continued global expansion of Garner since its launch in 2023 to 23 properties open across the US, UK, Germany and Japan, and a further 94 properties in the pipeline.

2025 priorities

– Continue to invest and focus on our brands in the largest markets and segments to deliver strong net system size growth.

– Extend the reach of the Holiday Inn Brand Family in major markets.

– Accelerate the expansion of avid hotels in the US, and further scale Atwell Suites, Garner and voco internationally.

– Further strengthen our Luxury & Lifestyle offer and capabilities, including branded residences.

a.

Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 103 to 108, and reconciliations to IFRS figures, where they have been adjusted, are on pages 266 to 272.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	39

Global RevPAR growth	Growth in underlying fee revenues[a]

Revenue per available room: rooms revenue divided by the number of available rooms.

RevPAR growth indicates the increased value guests ascribe to our brands in the markets in which we operate and is a key measure widely used in our industry (see page 18). Definition of this key performance measure can be found on page 103.

Revenue from reportable segments excluding revenue from insurance activities, revenue from owned, leased and managed lease hotels, significant liquidated damages and current year acquisitions, stated at constant currency.

Underlying fee revenue growth demonstrates the continued attractiveness to owners and guests of IHG’s franchised and managed business (see page 23).

Total gross revenue from hotels in IHG’s system	Enterprise contribution to revenue

Total rooms revenue from franchised hotels and total hotel revenue from managed, exclusive partner and owned, leased and managed lease hotels. Other than for owned, leased and managed lease hotels, it is not revenue wholly attributable to IHG, as it is mainly derived from hotels owned by third parties.

The growth in gross revenue from IHG’s system illustrates the value of our overall system to our owners (see page 23). Definition of this key performance measure can be found on page 103.

The percentage of room revenue booked through IHG managed channels and sources: direct via our websites, apps and call centres; through our interfaces with Global Distribution Systems (GDS) and agreements with Online Travel Agencies (OTAs); other distribution partners directly connected to our reservation system; and Global Sales Office business or IHG One Reward members that book directly at a hotel.

Enterprise contribution is one indicator of IHG value-add and the success of our technology platforms, and our marketing, sales and loyalty distribution channels (see page 34).

2024 status

–	RevPAR growth in 2024 was driven by both rate and occupancy, as Groups, Business and Leisure demand continued to strengthen.

–	Through 2024 we remained committed to supporting our owners to optimise returns as we:

–	generated incremental value for owners from the up-sell of unique room attributes and guest-stay extras through our industry-leading Guest Reservation System;

–	lowered the standard loyalty assessment fee owners pay into the System Fund and increased certain Reward Night reimbursements to improve owner economics;

–

rolled out the new cloud-based Revenue Management System (RMS) to around 3,500 hotels which utilises leading data science and forecasting tools to deliver advance insights and recommendations to owners;

–	initiated work on next-generation PMS, a cloud-based platform enabling deployment of efficient enhancements;

–

continued to focus on design and build, operation and renovation, including localised supply chains in key growth markets for Essentials and Suites brands and the rollout of WeChat mobile commerce platform for construction materials in Greater China;

–	improved enterprise contribution to 81% in 2024, with strong growth across IHG mobile app and other mobile channels that account for two-thirds of all digital bookings;

–	strengthened our IHG Hotels & Resorts masterbrand to further promote our portfolio of brands;

–	increased the IHG One Rewards programme to more than 145 million members, demonstrating strong member engagement and driving owner returns; and

–	secured new co-brand credit card agreements in the US, creating more opportunities for guests to engage with IHG One Rewards and more value for our owners.

2025 priorities

–	Continue to evolve and utilise data-driven insights to enhance owner returns and enhance the guest experience.

–

Further utilise our Guest Reservation System capabilities to generate more room up-sell opportunities and also stay enhancements through the cross-sell of non-room extras, maximising revenue generation to owners by leveraging the unique attributes of their inventory.

–	Further scale and invest in IHG One Rewards to support the growth and engagement of loyalty members.

–	Continue to evolve quality, design and hotel format innovation to optimise owner returns and meet guest needs.

–	Increase contribution from IHG One Rewards members by driving direct booking through our mobile and digital channels.

–	Further rollout of the RMS, enabling data and forecasting insights to owners and evolving the revenue services offer.

–	Continue to deploy our next-generation PMS to enable efficient enhancements.

–	Continue to grow the co-brand credit cards programme in the US, and explore potential for launch in other markets.

a.

Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 103 to 108, and reconciliations to IFRS figures, where they have been adjusted, are on pages 266 to 272.

40	IHG	Annual Report and Form 20-F 2024

Our key performance indicators continued

Guest Love	Fee margin[a]

IHG’s guest satisfaction measurement indicator.

Guest satisfaction is fundamental to our continued success and is a key measure to monitor our ability to deliver an experience that meets and exceeds guests’ expectations (see page 32 for details).

Operating profit as a percentage of revenue, excluding System Fund, reimbursement of costs, revenue and operating profit from owned, leased and managed lease hotels, significant liquidated damages, insurance activities and exceptional items.

Our fee margin indicates the profitability of our fee revenue and the benefit of our asset-light business model (see page 22).

2024 status

– Guest satisfaction of 81.5% improved compared to the prior year, reflecting increases in quality and investment in the guest experience.

– Externally measured Guest Satisfaction Index achieved scores over 100, outperforming our competitors, as we focus on guest experience improvements.

– Continued plans to ensure a consistent high-quality experience for each of our brands, including improvements in food and beverage, hotel condition and service.

2025 priorities

– Continue to improve the guest experience and elevate brand performance by prioritising quality and experience across areas such as loyalty recognition, digital engagement, food and beverage, service, public spaces and amenities.

– Utilise strategies such as training programmes, data-driven insights, improvement plans and renovations to minimise the number of underperforming properties within the portfolio.

– Incorporate GenAI to deliver actionable guest insights that drive strategic decision-making and empower actions to enhance the brand and hotel experience.

2024 status

– Fee margin increased by 1.9%pts to 61.2%, driven by strong trading together with new and growing ancillary fee streams.

– Around 1.3%pts was driven by operational leverage and a further 0.6%pts was from the sale of certain loyalty points, together with certain other ancillary revenues, now being reported within IHG’s results from reportable segments.

2025 priorities

– Maintain our cost and efficiency focus.

– Leverage technology applications and process enhancements to achieve operational efficiencies.

– Continue to reinvest in the business to drive growth and further expand margin over the long term.

IHG® Academy[b]	Employee engagement survey scores[c]

The number of participants in our in-person IHG Academy programmes and the number of registered users on the IHG Skills Builder platform.

Sustained or increased participation in these areas reflects our progress in fostering career-building opportunities and strengthening engagement within the communities we serve (refer to page 58 for further analysis).

Colleague HeartBeat survey, completed by IHG employees or colleagues employed at owned, leased or managed leased hotels and managed hotels.

We measure employee engagement to monitor risks relating to talent (see page 48) and to help us understand the issues that are relevant to our people as we build an inclusive culture (see page 37).

2024 status

– Activated our refreshed IHG Academy offering within managed and franchised hotels.

– Continued to offer internships and work experience placements across hotels and corporate functions.

– Improved the user onboarding experience for our IHG Skills Builder platform.

– Increased our IHG Skills Builder registrations by more than 23,000.

2025 priorities

– Continue to embed our refreshed IHG Academy offering in our hotels and increase activation within their local communities.

– Introduce updated tracking tool for hotels to capture internship participation data.

– Design, test and launch a virtual offering for our IHG Discover programme.

2024 status

– Our score of 87% in 2024 is 9%pts higher than the external top quartile benchmark.

– We consistently achieved high engagement scores across our Hotel and Corporate populations, demonstrating our ongoing commitments to global colleague development and retention.

2025 priorities

– Further drive effectiveness in our technology and processes to improve speed of decision making and innovation.

– Continue to foster our inclusive culture through leadership development and colleague lifecycle activities.

– Continued focus on our Luxury & Lifestyle and General Manager capability and talent pipelines.

– Expand our HR technology to service more of our hotel estate and increase technology capabilities in our corporate offices.

a.

Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 103 to 108, and reconciliations to IFRS figures, where they have been adjusted, are on pages 266 to 272.

b.	2021, 2022 and 2023 figures have been restated due to improvements in data collection and reporting.

c.

The 2020 Colleague HeartBeat engagement index is not comparable to 2021 onwards. Due to the pandemic, employees in corporate offices and reservation centres, and managed hotel general managers were invited to participate in a shortened survey.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	41

Adjusted free cash flow[a,b]

Cash flow from operating activities excluding payments of deferred or contingent purchase consideration, recyclable contract acquisition costs, cash flows relating to exceptional items, interest receipts related to owner loans and lease incentives, less purchase of shares by employee share trusts, gross maintenance capital expenditure, and lease payments, and including finance lease income relating to sub-leases, and any payments or repayments related to investments supporting the Group’s insurance activities.

Adjusted free cash flow[a] provides funds to invest in the business, sustainably grow the dividend and return any surplus to shareholders (see page 24). It is a key component in measuring the ongoing viability of our business (see page 109).

2024 status

– Adjusted free cash flow decreased by $182m to $655m as growth in operating profit from reportable segments[a] was offset by a decrease in the System Fund and reimbursable result, increased contract acquisition costs, and higher interest and tax payments.

2025 priorities

– Continue to deliver strong conversion of adjusted earnings[a] into adjusted free cash flow.

– Timely management of capital deployment in line with business priorities.

Greenhouse gas emissions

Total market-based GHG emissions (measured in tonnes of CO2e) across our corporate offices, franchised estate, owned, leased and managed lease hotels. For further details on our carbon footprint methodology, please refer to pages 75 to 76.

Our target is to achieve a 46% reduction in absolute Scope 1, 2, and Scope 3 (including energy from FERA and franchised hotels) GHG emissions by 2030, from a 2019 baseline. This target is validated by the Science Based Targets initiative (SBTi).

2024 status

– Our ongoing commitment to decarbonisation has driven an 11.5% reduction in carbon emissions per available room and a 9.4% reduction in energy per available room in 2024 compared to 2019.

– However, the lack of a clean energy infrastructure in our markets, alongside the opening of more hotels around the world, means that total carbon emissions are up 7.2% since 2019. As a result, despite our ongoing efforts, we are not on track to meet our 2030 target.

– We remain dedicated to the actions we are taking to assist hotel owners in reducing carbon emissions and while our programmes will require time to scale, the actions we are taking today will improve operational efficiency of IHG hotels and prepare us for accelerated decarbonisation once market factors are more favourable.

2025 priorities

– Continue implementing our decarbonisation roadmap focusing on energy efficiency measures in the existing estate, transitioning to renewable energy and developing new-build hotels operating with very low or zero carbon emissions.

– Using our global scale, we will continue to actively engage with external stakeholders to support hotel owners to reduce operational costs, boost revenue, and meet industry standards for sustainability, ultimately benefiting both the industry and our communities.

a.

Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 103 to 108, and reconciliations to IFRS figures, where they have been adjusted, are on pages 266 to 272.

b.	Re-presented to reflect the updated definition of adjusted free cash flow (see pages 107 to 108).

42	IHG	Annual Report and Form 20-F 2024

Our stakeholders

Engaging and cultivating strong relationships with both internal and external stakeholders is crucial for fostering collaboration,

driving innovation, and ensuring the long-term success and

sustainability of IHG.

Shareholders and investors

Our ability to maintain strong relationships with shareholders and institutional investors is fundamental to our ability to access capital markets and ensure IHG’s long-term success.

What impacted them in 2024

– The impact of geopolitical unrest on the hospitality sector in certain regions, which could affect IHG’s trading performance and financial results or influence its capital allocation policy.

– Executive remuneration policies, including the potential use of discretion, alignment with workforce pay and talent retention.

– Environmental concerns and wider sustainability issues.

– CEO succession and Board composition.

Engagement

– Regular roadshow investor meetings and participation at investor conferences by Executive Directors, senior leadership and the Investor Relations team.

– Extensive consultations between the Chair of the Remuneration Committee and institutional investors and proxy vote advisers.

– Meetings with the Chair, IHG’s General Counsel and the Investor Relations team to discuss governance, sustainability and workforce practices.

Outcomes

– Continued investor confidence in IHG’s performance, long-term viability and leadership, as demonstrated through feedback received and across AGM results.

– Enhanced understanding of shareholder and investor focus areas, including in relation to remuneration policy and environmental, social and governance matters.

– Continued investor confidence in the composition of IHG’s Board and Executive Committee.

See a description of our dividend policy on page 25, our KPIs on pages 38 to 41, key matters discussed by the Board on pages 124 and 125 and engagement with shareholders relating to Executive Director remuneration on page 171.

Visit ihg.plc/investors for more information.

Guests

Our ability to offer a selection of brands that provide high-quality stay experiences, great value and loyalty rewards is key to attracting and building trust with IHG’s guests, while continuing to drive commercial performance and revenue.

What impacted them in 2024

– Increased travel demand and for access to a broader range of locations and experiences.

– Continued desire to book and stay seamlessly.

– Rising cost of living.

– Increased competitiveness amongst brands.

– Interest in the social and sustainability profiles of companies.

Engagement

– Continued to team up with major events to enable IHG One Rewards members to redeem points in exchange for unique experiences.

– Continued improvement of next-generation mobile app.

– Guest satisfaction surveys.

– Grew brands in markets with strong travel demand.

– New public space and guest room designs.

Outcomes

– Continuous improvement to IHG One Rewards programme, providing more ways to earn and redeem points.

– Increased choice in growth markets, including Greater China, India, Saudi Arabia, Japan and Germany.

– Introduced global partnership with Action Against Hunger and EV charging points in certain markets.

See our Guest Love KPI on page 40 and how the Board had regard for guests as part of its consideration of strategic and operational matters on pages 124 to 125.

Hotel owners

IHG’s success relies on hotel owners investing in our brands. To remain attractive, we focus on the breadth of our brand portfolio and the effectiveness of our IHG One Rewards loyalty programme and wider enterprise.

What impacted them in 2024

– High operating costs, including energy, food and beverage.

– Labour shortages, supply chain challenges and financial and operational constraints caused by global macro-economic factors.

– Ability to capture and drive high levels of demand for their hotels.

Engagement

– Direct meetings with CEO and Regional CEOs.

– IHG Owners Association collaboration.

– Owners and investors conferences.

– Portfolio and individual hotel reviews covering operational, strategic and industry trend updates.

– Conferences, training, webinars, regular newsletters and bulletins.

– Hotel lifecycle and finance team support.

– Collaboration with governments and industry to support owners’ businesses and sector more broadly.

Outcomes

– Continued focus on IHG One Rewards loyalty programme.

– Introduced brands to more high-growth markets.

– Continued incorporating energy conservation measures into brand standards to reduce utility bills.

– Introduced or enhanced technology systems to support owners in managing their properties, revenue and guest reservations.

– Procurement programmes to drive savings.

– Next-generation formats for Holiday Inn, Holiday Inn Express, Candlewood Suites and Staybridge Suites.

See Brands Guest and Owners Love on pages 32 to 33.

Visit owners.org for further information about the IHG Owners Association.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	43

The company measures engagement effectiveness through KPIs, performance, talent retention, surveys and adherence to policies.

It also considers external stakeholders’ views to enhance reputation as well as commercial and social awareness.

People

Delivery of our purpose to provide True Hospitality for Good means upholding our Room for You promise and working in a responsible way to cultivate IHG’s strong, global culture and respect for all stakeholders.

What impacted them in 2024

– Economic uncertainty, geopolitical climate and cost of living through higher inflation levels.

– Attraction and retention of hotel talent.

– Increased technological expectations of guests and colleagues, increased use of AI and automation technologies.

– Colleague expectations regarding hybrid working, career development and company culture.

Engagement

– Shortened and simplified our corporate onboarding programme in US, UK, Germany, India and the Philippines, increasing speed of onboarding.

– Continued our Board-led ‘Voice of the Employee’ feedback sessions with all stakeholder groups.

– Embedded the growth behaviours we launched in 2024 into our people processes.

Outcomes

– Delivered 2024 global merit process and simplified our performance management processes.

– Increased focus on our general manager pipeline.

– Expanded our HR technology.

– 2024 employee engagement score of 87%, with IHG named once again as a Mercer Global Best Employer.

See our employee engagement KPI on page 40, how the Board had regard for people in Board and remuneration decisions on pages 139, 142 to 143,

and 165 to 166, Voice of the Employee disclosure on page 135, and our statement on employee engagement on page 277.

Communities

Our responsible business approach and the commitments we have made to create a better and more sustainable future through our Journey to Tomorrow programme actively involve and support the communities in which we operate.

What impacted them in 2024

– Access to business skills development and local employment opportunities.

– Challenges related to the cost of living and food poverty, exacerbated by geopolitical unrest.

– The impacts of environmental challenges.

– Natural disasters, including hurricanes in the US and floods in Europe.

Engagement

– Collaboration with local education providers and community organisations, as part of our focus on offering skills-building and training opportunities.

– Launch of our multi-year global partnership with one of the world’s largest food NGOs, Action Against Hunger.

– Giving for Good month: a programme of activities and employee volunteering days.

– Partnering with organisations to strengthen our efforts to prevent trafficking and support survivors.

Outcomes

– Over 43,000 people trained and upskilled through our IHG Academy offerings in 2024.

– Over two million lives improved through community partnerships and programmes, including Giving for Good month and our partnership with Action Against Hunger.

– Colleagues worked with over 1,450 charities across events spanning 84 countries.

– Responded to 27 natural disasters around the world.

See our IHG Academy KPI on page 40, and Responsible Business Committee Report on pages 134 and 135.

Visit ihgplc.com/responsible-business for further information on our community commitments.

Suppliers

Responsible supplier relationships are vital for IHG in driving efficiency and effectiveness throughout our supply chains.

What impacted them in 2024

– Ongoing uncertainty and disruption in supply chains.

– Increased focus on sustainability and integrity within supply chains.

– Increased consumer desire for sustainable goods and services.

Engagement

– We commenced a supply chain engagement exercise for two of our high-risk commodities to learn more about transparency in the supply chain. Surveys were distributed in 2024 and learnings will be addressed in 2025.

– Through the Hospitality Alliance for Responsible Procurement (HARP), we kick-started a decarbonisation learning plan for specific suppliers, including a webinar to help shortlisted suppliers build their own decarbonisation strategies.

Outcomes

– Identified alternative solutions with suppliers where supply was impacted across our corporate and hotel estate.

– Remained agile by adjusting our approach to goods and services sourced from affected regions.

– Increased collaboration opportunities with sustainable suppliers and for sustainable goods in alignment with our Journey to Tomorrow ambitions.

Further information about how the Board considered supply chain and procurement is on page 80, and our business relationships, including our statement of business relationships with suppliers, customers and others, is on page 278.

Visit ihgplc.com/responsible-business for further information about our approach to responsible procurement.

44	IHG	Annual Report and Form 20-F 2024

Our risk management

The delivery of IHG’s refreshed strategic objectives and overall ambition requires us to continuously balance opportunities

for strategic advantage or efficiency with the need to remain resilient and agile in the short and longer term.

How we define and review our risk appetite and risk tolerance	How we identify, discuss and escalate risks, including emerging factors

Key accountabilities and activities

The Board, supported by the Audit Committee, Executive Committee and delegated committees, is accountable for:

–  establishing a framework of prudent and effective controls, that enable risks to be assessed and managed;

–  ongoing consideration of emerging and evolving uncertainties across a wide range of topics and timeframes;

–  reviewing the overall levels of risk within the business, our resilience to individual and aggregated uncertainties and implications for strategic decision-making;

–  evaluating our risk appetite and tolerance as part of setting strategy and objectives, and cascading this through:

–  our values and behaviours;

–  our Code of Conduct, delegations of authority and other key global policies;

–  our goals and targets;

–  frequent leadership communications to guide decisions and set priorities; and

–  reviewing policies, initiatives and learnings to determine if they have operated within acceptable risk tolerances where priorities have shifted or additional actions were required to continuously enhance our future resilience.

Key milestones and outcomes

–  Executive Committee and Board strategy meetings, considering the level of risk we are willing to take across our strategic priorities.

–  Refining and communicating our bold ambitions through our strategic priorities and associated growth behaviours.

–  Periodic review of key global policies, including the Delegation of Authority.

–  Dedicated Executive Sub-Committee to review our risk financing and insurance strategy.

–  Annual mandatory Code of Conduct training to all colleagues.

Key accountabilities and activities

–  Management teams across IHG are aware of the challenges our current industry context creates, and risks are identified, discussed and escalated through a variety of steps across our decision-making calendar, including specific interventions facilitated by our global Risk and Assurance team. In 2024 these have included:

–  portfolio risk reviews with the full Executive Committee;

–  deep dive discussions of each principal risk with nominated Executive Committee sponsors;

–  regional and functional leadership risk conversations on risk prioritisation and preparedness across their area of the business;

–  ongoing engagement with first-line teams with day-to-day responsibilities for identifying and managing risk within key decisions, programmes and transactions, and escalating where appropriate;

–  a principal risk survey gathering senior leader opinions on changes in trends and velocity of our principal risks and to capture emerging risk topics; and

–  targeted discussions of identified emerging topics, including generative AI, supply chain resilience and climate-related factors, with external insight where valuable. We think about emerging risks as:

–  new risks, or existing risks in a new context, when the nature and value of the impact are not yet known or understood; and

–  factors with an increasing impact and probability over a longer time horizon.

Key milestones and outcomes

–  Review of first-line risk profiles culminating in regional/ functional leadership team meetings facilitated by the Risk and Assurance team.

–  Refreshed risk profiles for each principal risk, considering trend indicators, reviewed with Executive Committee sponsors.

–  Mid- and full-year Executive Committee principal risk review, reported to the Board.

This section should be read together with the 2024 Board focus areas and activities and its delegated committees, and:

Pages 112 to 177 for 2024 focus activities and its delegated committees.	Pages 28 to 37 for Our Strategy.	Pages 20 and 21 for more detailed discussion of trends impacting our industry.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	45

How we integrate our risk management and internal control framework components within our business processes	How the Board obtains assurance in our risk management and resilience

Key accountabilities and activities

–  Managing risk isn’t one dimensional and management teams across IHG apply many levers and routines to anticipate, address and respond to uncertainty as they drive to achieve business objectives.

–  To align across the many different operational and functional teams, the Risk and Assurance team describe our risk management and internal control framework using a deliberately simple structure that can be applied to any principal risk area.

–  Elements of the framework are subject to ongoing review and adjustment by management teams, supported by subject matter experts for key areas.

–  The Audit Committee reviews the ongoing effectiveness of the risk management and internal control framework.

Key milestones and outcomes

–  Review of key controls for each principal risk with relevant Executive Committee sponsors.

–  Consideration of preparedness and resilience to risk with each of the Executive Committee members leadership team.

The following pages describe illustrative examples of our key controls, and we will be reviewing the materiality of these controls in 2025.

Key accountabilities and activities

–  Our governance arrangements enable the Board and its delegated committees to receive insight and conclude on the appropriateness of our risk management and overall resilience during the year. These include:

–  risk and control considerations within presentations from executive leadership on strategic delivery and major programmes;

–  specific updates on matters potentially impacting our overall resilience, including the conflict in the Middle East, and our crisis management and business continuity frameworks;

–  briefings on specific risk and control topics from key second-line teams, such as information security, privacy, ethics and compliance, financial governance, operational safety and security, loyalty and System Fund controls;

–  review of our group insurance arrangements, including cyber;

–  independent third-line internal audit reporting on specific reviews, thematic observations on the effectiveness of the risk management and internal control framework, and trends from confidential disclosure channel reporting and investigations; and

–  updates from Risk and Assurance and the external auditors to the Audit Committee in relation to corporate governance developments.

For further information on how the Board and senior management obtain assurance in our risk management and resilience see pages 112 to 177 which detail the 2024 focus areas and activities for the Board and its delegated committees.

Key milestones and outcomes

–  The Board concludes on the effectiveness of IHG’s risk management and internal control framework.

–  Annual assessment of Global Internal Audit.

–  Annual assessment of external Auditor.

Our Risk Factors on pages 280 to 287.

Further detail on formal risk appetite and tolerance is provided in this report. For example,

our appetite for financial risk is described in note 23 to the Group Financial Statements on pages 236 to 240.

46	IHG	Annual Report and Form 20-F 2024

Our principal risks and uncertainties

Like many companies, we continue to face a dynamic and

uncertain environment, which includes multiple factors from

outside IHG and other inherent execution risks relating to our own internal initiatives.

Multiple factors have the potential to affect the level of uncertainty in relation to our principal risks. These risks are materially unchanged and have been used for structured engagement with senior leaders.

Internal survey responses during 2024 indicated that each principal risk should be viewed as trending upwards in impact, likelihood and velocity.

The Risk and Assurance team reviews with management teams whether these trends and our existing levels of preparedness create a need to evolve our risk management and internal control framework, refresh our resilience plans to anticipate threats or position ourselves to exploit opportunities. This includes how leadership teams allocate their attention and the level of reporting visibility and assurance that they may require in 2025.

Realities for

2025–2027…

We are monitoring a range of external and internal factors:

–  Macroeconomic pressures – recessionary, inflationary and interest rate dynamics, energy and other cost-of-living pressures.

–  Geopolitical volatility and conflict, heightening cyber threats, supply chain disruption, shifts in trade policy and increased use of tariffs.

–  Onerous and increasing legislative or regulatory and compliance developments (including influenced by political shifts).

–  Uncertain central bank policies and increasing development or financing costs for owners.

–  Pace of digitalisation, including generative AI developments, rapidly evolving technology ecosystems, third-party dependencies, cloud capabilities and increasing regulations to new technologies in particular generative AI.

–  Aggressive brand, loyalty and partnership strategies from existing and new competitors.

–  Intensifying expectations of growth and scale, including in new markets, brands and partnerships.

–  Labour and talent scarcity and costs, including expectations for compensation.

–  Pressure on colleague wellbeing and labour relations in certain markets.

–  Growing opportunities for operational efficiency and effectiveness, including organisational models, and automation.

–  Continuing stakeholder interest in environmental, social and governance performance.

–  Frequency of climate-related natural disasters.

…refreshed principal risks –

2025–2027

Our principal risks are articulated as uncertainties that will often present an opportunity and a threat at the same time:

1  Guest preferences or loyalty for IHG branded hotel experiences and channels

2  Owner preferences for, or ability to invest in, our brands

3  Talent and capability attraction or retention

4  Data and information usage, storage, security and transfer

5  Ethical and social expectations

6  Legal, regulatory and contractual complexity or litigation exposures

7  Supply chain efficiency and resilience (including corporate and hotel products and services)

8  Operational resilience to incidents or disruption or control breakdown (including geopolitical, safety and security, cybersecurity, fraud and health-related)

9  Our ability to deliver technological or digital performance or innovation (at scale, speed, etc.)

10 The impact of climate-related physical and transition risks

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	47

Guest preferences or loyalty for IHG branded hotel experiences and channels

Why this uncertainty is important to the achievement of our strategic objectives over the next 2–3 years

Our strategic objectives and growth ambitions mean we actively pursue opportunities for effective investment to support our masterbrand, new brands, loyalty programme, new Exclusive Partners, Luxury & Lifestyle expansion plans and digital platforms.

We also aim to carefully deliver on fundamental expectations of our individual and corporate guests, underpinning their trust in, and loyalty for, our brands. For example, how we meet increasing guest demands for personalisation, for safety, or in relation to our response to climate change and our brands’ impact on the environment.

If we are unable to manage this uncertainty effectively it could impact our competitive positioning, our openings and signings ambitions and our guests’ and owners’ trust in and preference for our brands.

Example factors discussed with management to monitor trending

– Future consumer travel preferences and megatrends (including heightened customer sensitivity to price).

– Loyalty proposition, competitiveness and ability to deliver change (including at property level through our business model).

– Brand positioning relative to competitors, as measured by social reviews and guest preference indices.

– Brand awareness and health, including for our masterbrand and loyalty programmes.

Illustrative key controls

Culture and leadership:

– Brand strategies and standards to define consistent guest experiences.

– Defined accountabilities for individual brands and brand segmentations, including IHG masterbrand and loyalty.

– Targets for brand and loyalty performance.

– Brand, service and loyalty colleague training and educational resources.

Processes and controls:

– Governance processes for the introduction of brand standards, loyalty, technology, and hotel projects.

Monitoring and reporting:

– Quality evaluations at hotels and guest surveys to measure guest experience.

– Executive reporting on key guest-facing metrics.

Executive Risk Sponsor	Examples of how the Board obtained assurance on our risk management and resilience in 2024
– Global Chief Commercial and Marketing Officer	– Reviews of brand category and masterbrand awareness, loyalty, co-brand and responsible business strategies. – Review of competitor activity analysis. – Review of new brand and partnership projects.	– The Internal Audit plan included independent assurance on monitoring arrangements for brand standards and new hotel performance compliance and data transmissions for key loyalty channels.
Link to strategy

Owner preferences for, or ability to invest in, our brands

Why this uncertainty is important to the achievement of our strategic objectives over the next 2–3 years

Our growth ambitions require us to take calculated risks to attract owners while continuing to drive returns for our existing and potential owners.

Continuing macroeconomic uncertainty and inflation create significant pressures on owners’ financial capacity that must be considered carefully as we pursue opportunities to drive brand preference and focus on relentless growth.

These opportunities need to be balanced with the risks associated with increasingly complex deal structures, new strategic relationships, expansion into new markets and a need to risk our own capital to pursue inorganic growth or to incentivise deals in key locations for key brands. We also recognise our responsibilities as a franchisor and manager of our brands.

If we fail to respond effectively to this risk, we will lose competitiveness and may not realise the opportunities to grow our brand footprint.

Example factors discussed with management to monitor trending

– Owner financial capacity (current and future), including continuing the impact of macroeconomic uncertainties.

– Preference for and confidence in IHG’s enterprise platforms.

– IHG’s ability to drive bottom line returns and preference for existing and potential owners, relative to competition.

– Overall owner advocacy and relationship strength, gathered through feedback from owners.

Illustrative key controls

Culture and leadership:

– IHG masterbrand, loyalty and individual brand strategies.

– Governance structures and leadership responsibilities to monitor owner returns and support owner finance.

– Colleague training on drivers of loyalty and owner returns.

Processes and controls:

– Specific projects focused on owner returns (including sustainability, procurement, hotel technology, learning).

– Brand development processes with ROI targets.

– Compliance processes, including Guest Love and quality evaluations.

Monitoring and reporting:

– Regular tracking of cost to build, open and operate hotels.

– Key Executive Committee metrics on Growth and Enterprise, and Loyalty contribution.

– Tracking of external data and competitor analysis.

– Measurement of ongoing performance and strategy delivery.

Executive Risk Sponsor	Examples of how the Board obtained assurance on our risk management and resilience in 2024
– Global Chief Commercial and Marketing Officer – Regional CEOs

– Priority market updates from regional CEOs.

– Review of new brand, partnership and key owner-facing technology initiatives.

– Review of System Fund and loyalty programme changes.

– Review of energy, water and waste strategies.

– The Internal Audit plan included independent assurance on governance for the Low Carbon Pioneers programme and data integrity for key owner metrics.

 For further information on why hotel owners choose to work with IHG see page 27.

Link to strategy

48	IHG	Annual Report and Form 20-F 2024

Our principal risks and uncertainties continued

Talent and capability attraction or retention

Why this uncertainty is important to the achievement of our strategic objectives over the next 2–3 years

Our growth ambitions are dependent on high- quality talent across our hotels, reservations offices and corporate functions.

We continue to face a competitive market and uncertainties in relation to the availability, recruitment and retention of sufficient quality, quantity and breadth of talent.

We need to balance our responsibilities and commitments to our colleagues’ development and wellbeing, whilst maintaining productivity, collaboration and appropriate labour relations, in an environment of highly pressurised growth and growing stakeholder expectations of transparency and disclosure.

IHG has the ability to manage talent and retention risks directly in relation to IHG employees but relies on owners and third-party suppliers to manage these risks within their businesses.

If we do not anticipate and respond appropriately to this uncertainty, it could impact our ability to operate and grow hotels, the effectiveness and efficiency of our key corporate functions and executive leadership, and it could heighten risks of exposure to non-compliance or litigation.

Example factors discussed with management to monitor trending

– The competitiveness and attractiveness of our recruitment, learning and talent development offer within the hospitality market as well as alternative industries.

– The health of our internal talent and succession pipeline and development pathways, including the impact of expectations of productivity, agility and performance.

– Key talent engagement and turnover.

– External macro factors, including evolving expectations on inclusion in the workplace, labour practices, our operational practices and remuneration structures, and potential for political and regulatory volatility.

Illustrative key controls

Culture and leadership:

– Employer brand strategies and policies.

– Defined accountabilities and steering structures for key talent leadership topics, including leadership boards and employee resource groups.

– Short- and long-term incentive programmes, incorporating specific incentives for key teams, colleague travel benefits.

– Training and education resources on people leadership and management, including employer branding, supported by external expertise and insight.

Processes and controls:

– Global annual talent and performance cadence, including talent forums and supporting technology.

– Compensation and benefits benchmarking, including executive remuneration.

– Specific recruitment/hiring processes, onboarding and offboarding processes, internship programmes.

Monitoring and reporting:

– Ongoing Executive Committee tracking of performance and culture and key people metrics.

Executive Risk Sponsor	Examples of how the Board obtained assurance on our risk management and resilience in 2024
– Chief Human Resources Officer

– Review of Executive Committee talent and succession pipeline.

– Review of remuneration and incentive strategies and policies.

– Review of Voice of the Employee feedback.

– Review of Journey to Tomorrow people targets.

– The Internal Audit plan included independent assurance on foundational controls for key people systems following a major transition. For further information see Our People pages 53 to 57.
Link to strategy

Data and information usage, storage, security and transfer

Why this uncertainty is important to the achievement of our strategic objectives over the next 2–3 years

Our ambitions require us to use data as a strategic asset – to drive revenue and marketing efficiency, improve and personalise the customer experience, grow loyalty and empower decisions.

There are opportunities and efficiencies available from cloud-based capabilities, and storage and technology advancements and innovation, including AI.

These opportunities are consciously balanced with our responsibilities to manage large volumes of data safely and responsibly, across increasingly complex data flows, business partnerships, applications and platforms.

If we fail to respond to this risk effectively, we face operational, financial, and reputational impacts to the range of high-value assets we are responsible for, or we may miss chances to capitalise on the opportunities that effective use of data can bring. In addition, if the data we use is not accurate, this may impair decision-making and/or lead to lack of trust or satisfaction by our stakeholders.

Example factors discussed with management to monitor trending

– Expectations for personalisation, commercialisation and monetisation of data in support of commercial performance.

– Data infrastructure complexity, including relationships with third-party cloud providers, loyalty/customer platforms and hotel systems.

– Cybersecurity threats and trends, including agile threat actors and fraudsters, and growing use of AI tools to perpetrate attacks.

– Developments in regulatory complexity and enforcement, including privacy laws in certain territories and growing expectations for data integrity.

Illustrative key controls

Culture and leadership:

– Information governance operating framework.

– Policies for information security, handling personal data including requirements relating to AI.

– Colleague awareness campaigns on phishing and general security education and testing.

– Centralised expertise for information security, privacy and governance.

Processes and controls:

– Privacy and information security risk assessments and horizon scanning.

– IHG privacy framework, including privacy impact assessment process.

– Third-party risk management programme to monitor potential breaches with critical vendors.

Monitoring and reporting:

– Sarbanes-Oxley Act 2002 (SOX) compliance testing of key data controls.

– Management monitoring of information security issues and privacy programme development.

– Independent assessments of key controls for payment cardholder data and international money and security transfers.

Executive Risk Sponsor	Examples of how the Board obtained assurance on our risk management and resilience in 2024
– Global Chief Product and Technology Officer – Global Chief Commercial and Marketing Officer – Executive Vice President General Counsel and Company Secretary	– Presentations from the Chief Information Security Officer on cyber risks and management strategies. – Review of data privacy programmes. – Updates on cyber insurance renewal strategy.	– The Internal Audit plan included several independent reviews of foundational controls relating to access and asset management, data governance and loss prevention, and cloud provider security.
Link to strategy

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	49

Ethical and social expectations

Why this uncertainty is important to the achievement of our strategic objectives over the next 2–3 years

As IHG operates in more than 100 countries and continues to explore new growth opportunities, we are continually exposed to evolving expectations from our stakeholders (including our owners, colleagues, guests, investors, workers in our supply chains, and our local communities) in relation to ethical and responsible business conduct across our wider business and supply chain, extending beyond compliance with laws.

We are committed to monitoring, reinforcing, and communicating the continued effectiveness of our human rights approach, our social responsibility and environmental performance.

If we fail to effectively respond to this risk, it has the potential to impact our performance and growth in key markets as well as cause reputational damage.

Example factors discussed with management to monitor trending

– Interest in our ethical and social performance from the media and investors.

– External stakeholder expectations for IHG to manage and drive ethical and responsible business through our supply chains and across our wider business, including our franchised properties.

– Industry benchmarking, noting the challenging operating environment in many markets to build brands while also considering stakeholder responsibilities.

– Corporate account interest in travel and hospitality ethical and social performance.

– Colleague perceptions of our performance.

Illustrative key controls

Culture and leadership:

– IHG Code of Conduct supported by individual policies and brand standards on ethical and social topics.

– Formal IHG position statements including Modern Slavery statement and Approach to Tax.

– Defined accountabilities for key responsible business topic steering and oversight.

– Journey to Tomorrow goals, community strategy, partnerships, and engagement in cross-industry groups.

– Mandatory and support training on responsible business topics.

Processes and controls:

– Periodic risk assessments (anti-bribery, human rights, new country entry)

– Owner/supplier due diligence processes.

– Responsible labour requirements for hotels.

Monitoring and reporting:

– Executive tracking of human rights performance, responsible procurement metrics and confidential disclosure channel reporting trends.

– Tracking of Code of Conduct training levels for key leaders.

Executive Risk Sponsor	Examples of how the Board obtained assurance on our risk management and resilience in 2024
– Executive Vice President General Counsel and Company Secretary – Executive Vice President Global Corporate Affairs – Chief Human Resources Officer	– Review of Code of Conduct – Updates on strategies for ethics and compliance, community partnerships, human rights and responsible procurement supported by external perspectives.

– The Internal Audit team maintained oversight of the confidential reporting hotline and supported independent investigations where required.

 For further information see our Being a responsible business pages 52 to 59.

Link to strategy

Legal, regulatory and contractual complexity or litigation exposures

Why this uncertainty is important to the achievement of our strategic objectives over the next 2–3 years

The global business regulatory and contractual environment continues to evolve rapidly, adding complexity and uncertainty.

Our business ambitions and strategy consciously expose us to these trends, reflecting the complexity of our global operations across multiple jurisdictions, our business relationships and models, and where we target growth or digital innovation.

Factors to consider include the nature of our franchise relationships with hotel owners, our interactions with our suppliers (including major technology partners), and our stakeholder responsibilities. We consider such exposures carefully as part of our decision-making, drawing on an extensive network of legal advisers.

We recognise that failure to address this risk effectively, and non-compliance or inadequate compliance, could expose us to regulatory breaches, significant monetary and non-monetary penalties, adverse litigation and associated reputational harm which could impact confidence in the IHG brand and our ability to perform in key markets.

Example factors discussed with management to monitor trending

– The scope and maturity of regulation, including ongoing legislative changes impacting our franchise relationships with hotel owners, our interactions with our suppliers, our responsibilities to consumers and to colleagues and generative AI.

– The frequency and severity of regulatory enforcement, which can vary considerably between territories, and which is subject to political influence. This includes ongoing use of sanctions and countermeasures as foreign policy tools.

– The rapid evolution of litigation and class action lawsuits, including the impact of external funding for lawsuits increasing costs and claim volumes.

Illustrative key controls

Culture and leadership:

– IHG Code of Conduct supported by individual policies on regulatory matters (anti-bribery, sanctions, antitrust, etc.) and an overarching policy governance framework.

– Defined accountabilities, steering and oversight for information governance, safety, privacy, regulatory compliance.

– Education and training resources for first-line colleagues on key legal, regulatory, and contractual requirements.

Processes and controls:

– Risk assessments on specific regulatory matters.

– Specific control processes, including third-party due diligence, franchise disclosure, new country entry, sanctions monitoring, HR procedures and entity management.

– Compliance programmes for key regulatory requirements such as safety, anti-bribery, anti-trust, privacy.

Monitoring and reporting:

– Executive-level reporting on operational safety and security, privacy, ethics and compliance, human rights trends and litigation matters.

– Corporate governance and regulatory developments updates.

Executive Risk Sponsor	Examples of how the Board obtained assurance on our risk management and resilience in 2024
– Executive Vice President General Counsel and Company Secretary

– Review of corporate governance, regulatory and corporate affairs developments (including external advice).

– Specific updates on regulatory topics including privacy, tax, fraud, franchise law and litigation.

– The Internal Audit plan included independent assurance on arrangements for horizon scanning for incoming laws and project governance as teams prepare for new regulatory requirements.
Link to strategy

50	IHG	Annual Report and Form 20-F 2024

Our principal risks and uncertainties continued

Supply chain efficiency and resilience (including corporate and hotel products and services)

Why this uncertainty is important to the achievement of our strategic objectives over the next 2–3 years

Macroeconomic uncertainties continue to impact corporate and hotel supply chains. Supporting our owners to source cost-efficient products or services and to safeguard supply chains can offer competitive opportunity and resilience.

Moreover, in an increasingly interconnected world, our strategic ambitions require us to work closely with a wide range of third parties to access capabilities and innovation, and to access scale efficiencies in our corporate spending.

We need to balance these opportunities with potential exposures to IHG, increasing demands for transparency, and important data responsibilities as we work with a complex range of third-party technology suppliers.

Failure to respond to this risk may impact hotel opening and performance, commercial channels, and margins for our owners, as well as IHG’s financial performance and reputation.

Example factors discussed with management to monitor trending

– The complexity of our corporate supply chain (including partners we work with, marketing investments we make and outsourced services).

– External geopolitical, economic and environmental instability, including trade and other government policies.

– Economic or financial downturns, impacting commodity pricing (for example, energy, food and beverages, labour) and inflation.

– Legislative, regulatory, and code changes, including demands for transparency and due diligence across global supply chains.

– The complexity and competitiveness of the hotel supply chain, including how we support procurement across global markets.

Illustrative key controls

Culture and leadership:

– Key policies and delegated authorities to structure how we engage with suppliers

    (for example, capital expenditure controls, policies for procurement, information security, supplier conduct, supported by training resources).

– Dedicated cross-business forum to review supply chain risk and control matters.

Processes and controls:

– Supplier financial risk ratings, due diligence assessments and certifications, and onboarding and offboarding processes.

– Responsible procurement risk assessment and roadmaps.

Monitoring and reporting:

– Tracking of service level agreements, regular meetings and executive status updates for strategic suppliers.

– Tracking of supplier code acceptance and monitoring of adverse supplier practices.

– Tracking of responsible procurement and third-party information security indicators.

Executive Risk Sponsor	Examples of how the Board obtained assurance on our risk management and resilience in 2024
– Chief Financial Officer – Chief Product and Technology Officer – Executive Vice President General Counsel and Company Secretary

– Presentations on efficiency and effectiveness initiatives throughout the year.

– Supply chain risk considerations within market updates from regional CEOs.

– Review of specific major supplier contracts.

– The Internal Audit plan included independent assurance on project governance during a major supply chain system transition and monitoring of procurement policy compliance in a key market.

 For our approach to Responsible Procurement see page 80.

Link to strategy

Operational resilience to incidents or disruption or control breakdown (including geopolitical, safety and security, cybersecurity, fraud and health-related)

Why this uncertainty is important to the achievement of our strategic objectives over the next 2–3 years

In a high-growth, fast-paced and complex global business, we depend upon the overall resilience of key processes, infrastructure and relationships.

We recognise that we need to consider and prepare for uncertainties across our operations, including fire, life safety and security threats, geopolitical volatility, health-related concerns and natural disasters.

We also need to anticipate potential disruption to technology and information security from external threats and operational breakdown and potential breakdowns in our financial management and control systems, including the risk of fraudulent behaviour, which may be heightened in the current economic environment.

Building resilience supports long-term viability and enables us to take advantage of opportunities. Failure to respond effectively could impact reputation, lead to financial loss and claims and undermine stakeholder confidence in our brands.

Example factors discussed with management to monitor trending

– Increasing internal and external threat levels linked to uncertain geopolitics, cyber crime and fraud, insider threats, natural catastrophes and extreme weather events.

– Potential for human-related failures such as control breakdowns resulting from organisational changes and fatigue.

– Exposure to system and infrastructure failures, with inherent stresses due to the complexity and age of key infrastructure and evolving supplier and data ecosystem.

– Heightened stakeholder expectations of how IHG responds to disruption, including new notification requirements in key territories.

Illustrative key controls

Culture and leadership:

– Centralised expertise in resilience, safety and security, threat management, and information security, complemented by cross-business oversight of financial control and fraud risk management.

– Refreshed crisis management framework, including a network of trained crisis duty directors, escalation parameters and third-party expertise on call.

– Targeted awareness campaigns for potential threats (for example, phishing).

Processes and controls:

– Ongoing management risk assessments in executive leadership teams, supported by intelligence assessments for geopolitical events.

– Contractual provisions (for example, specific language on information security, crisis management, insurance requirements).

– Specific preventative controls, including privileged access reviews.

– Business continuity and disaster recovery planning for key processes and services.

Monitoring and reporting:

– Periodic external benchmarking of programme maturity (safety, cyber, threat management).

– Compliance reporting to senior management.

– Ongoing control monitoring – including SOX testing (financial, IT controls).

Executive Risk Sponsor	Examples of how the Board obtained assurance on our risk management and resilience in 2024
– Executive Vice President General Counsel and Company Secretary – Chief Financial Officer – Chief Product and Technology Officer – Regional CEOs

– Reporting on operational safety and security, serious incidents and threats, financial control and governance, fraud risk management and cyber security.

– PwC assurance on SOC1 control reports.

– Specific updates on Middle East conflict.

– The Internal Audit plan included independent assurance on change management controls for key hotel security measures and governance of important finance process improvements.
Link to strategy

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	51

Our ability to deliver technological or digital performance or innovation (at scale, speed, etc.)

Why this uncertainty is important to the achievement of our strategic objectives over the next 2–3 years

We are pursuing a high-paced, multi-year roadmap of investments to enhance our technology, developing our own talent and working with a wide range of suppliers, partners and academic institutions to leverage their insights, while the pace of innovation and competition in digital behaviours in the hospitality industry and wider society continues to accelerate rapidly.

In doing this, we will consciously expose ourselves to uncertainty. This involves applying machine learning, AI and generative AI to enhance and personalise guest experiences, marketing and analytics and to improve effectiveness and efficiency, including in-hotel operations.

We will need to maintain the right balance between disruptive and incremental innovation, while maintaining the performance of our foundational technology platforms and channels.

If we fail to address this risk, we may not capitalise on opportunities to maintain or increase guest and owner preferences for IHG and its brands and/or reduce our resilience.

Example factors discussed with management to monitor trending

– The current state of our foundational technology infrastructure and applications in order to position ourselves for fast progress with innovation.

– Talent and capabilities, working with thought leaders, and collaborating with key suppliers and partners to ensure that we have competitive capabilities, knowledge and insights as stakeholder needs and preferences evolve rapidly and as partnering with a range of major tech suppliers on generative AI developments increases.

– Our ability to execute and govern a programme of significant multi-year investments, particularly where we are increasingly reliant on third parties.

Illustrative key controls

Culture and leadership:

– Refreshed Product and Technology leadership team during 2024.

– Accountabilities for product ownership across website, app, loyalty platforms, supported by development teams.

– Defined leadership accountability for technology innovation, closely aligned with technology architecture responsibilities.

– External networking and thought leadership, including engagement with educational institutions and consultants.

– Generative AI Steering Committee

Processes and controls:

– Formalised change management processes, including roadmaps for phased rollout of technology initiatives.

– Defined generative AI governance processes.

Monitoring and reporting:

– Executive-level monitoring of current programme execution.

– Tracking of technology debt.

Executive Risk Sponsor	Examples of how the Board obtained assurance on our risk management and resilience in 2024
– Chief Product and Technology Officer – Global Chief Commercial and Marketing Officer	– Review of product and technology strategies and key initiative rollout updates. – Review of cybersecurity status and risks. – Updates on technology rollout to support data across our global estate.	– The Internal Audit plan included several independent reviews of technology programmes relating to new applications, cloud arrangements and procurement of Artificial Intelligence capabilities.
Link to strategy

The impact of climate-related physical and transition risks

Why this uncertainty is important to the achievement of our strategic objectives over the next 2–3 years

Climate change presents a range of physical and transition risks for IHG and the wider hospitality sector.

Our TCFD assessment details both physical and transition risks to IHG, and we will continue to assess the aggregate impact of climate change on our wider stakeholders, including incremental costs for our third-party hotel owners.

Our business model means that we share these uncertainties with the owners of hotels carrying IHG’s brands, and we are reliant on their continued appetite and capacity to invest in hotels as profitable assets in the short and long term.

The potential impact of climate change-related uncertainties is an integral part of other principal risks; however, if we fail to react to physical and transition risks effectively overall, or to position ourselves to capitalise on opportunities that the low-carbon transition may bring, then this has the potential to impact IHG’s reputation, performance and growth in key markets.

Example factors discussed with management to monitor trending

– Evolving regulatory and fiscal interventions, including reporting requirements on corporates.

– Expectations of investors and ratings agencies changes.

– Cost implications for owners, for example, to build, convert and renovate hotel assets.

– Corporate client preferences and whether climate considerations influence travel and spending decisions.

– Exposure to acute and chronic physical risks for our open and pipeline hotels over the short, medium and longer term.

Illustrative key controls

Culture and leadership:

– Definition of planet related goals and programmes within overall strategy.

– Industry and stakeholder engagement on key topics including industry standards and financial incentives.

– Steering Committee accountabilities for Journey to Tomorrow and decarbonisation.

Processes and controls:

– Periodic external assessment support for physical and transition risks.

– Energy reduction processes and resources (including brand standards and e-learning) to help mitigate cost risks for owners.

Monitoring and reporting:

– Hotel energy use reporting via IHG Green Engage tool.

– Executive tracking of TCFD metrics.

Executive Risk Sponsor	Examples of how the Board obtained assurance on our risk management and resilience in 2024
– Chief Financial Officer – Executive Vice President Global Corporate Affairs

– Review of TCFD disclosures and the embedding of climate considerations in strategy, governance, risk management and performance management, supported by external expertise.

– Review of climate data, reporting and assurance strategies.

– The Internal Audit plan included ongoing independent assurance on management progress with energy data estimation methodologies. For further information see Our planet pages 60 to 76.
Link to strategy

52	IHG	Annual Report and Form 20-F 2024

Being a responsible business

Journey to Tomorrow

Our 10-year responsible business plan

Our people

Champion an inclusive culture where everyone can thrive

Communities

Our planet

Carbon and energy

Waste

Pioneer the transformation to a minimal waste hospitality industry

Water

Conserve water and help secure water access in those areas at greatest risk

Aligned to our purpose of True Hospitality for Good and building on years of important progress, Journey to Tomorrow puts IHG on a longer-term path to positive change for our people, communities and planet. Our 10-year responsible business plan Our goal is to help shape the future of responsible travel together with those who stay, work and partner with us. We will support our people and make a positive difference to local communities, while preserving our planet’s beauty and diversity… not just today but long into the future. Our planet Carbon Our people Communities and energy Waste Water Champion an Improve the Reduce our Pioneer the Conserve water inclusive culture lives of 30 million energy use and transformation and help secure where everyone people in our carbon emissions to a minimal water access can thrive communities around in line with waste hospitality in those areas the world climate science industry at greatest risk Empower our people to help shape the future of responsible travel

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	53

Our people

Our 2030 commitments

–  Drive gender balance and a doubling of under-represented groups across our leadership.

–  Cultivate an inclusive culture for our colleagues, owners and suppliers.

–  Support all colleagues to prioritise their wellbeing and the wellbeing of others.

–  Drive respect for and advance human rights.

2024 highlights

87%

Sustained employee engagement

87% (2024). A Mercer Global
Best Employer

Top 10

Ranking 8th on Financial Times Europe’s Diversity Leaders 2024 list; recognised as a top company for women by Forbes

Creating our high- performance culture

The growth behaviours we introduced at the beginning of 2024 (ambitious, dedicated, caring and courageous) now form the basis of our evolving culture. These will inform how we attract, select, onboard, develop and reward our colleagues, and we use them to drive increased performance. In 2024 we have looked at areas that enable our colleagues to perform at their best, including:

–  increasing levels of collaboration by updating our approach to hybrid working and encouraging colleagues to prioritise face-to-face time, while still maintaining flexibility;

–  increasing our effectiveness in performance management, replacing quarterly check-ins with frequent one-to-one performance conversations that review priorities and provide actionable feedback; and

–  continuing to develop our approach to reward and recognition to attract, retain, motivate and engage top talent, supported by robust governance that ensures fairness and consistency across our global population.

Fair pay is very important to us and is reflected in our 2024 UK Gender Pay Gap measure, which has continued its downward trajectory, with the improvement in median gap in 2024 standing at 13.8% versus 15.9% in 2023.

Beyond pay, we place great importance on our colleagues’ health and wellbeing. This year we enhanced our Employee Room Benefit Programme, which gives colleagues more opportunities to stay at our properties at reduced rates and enjoy their leisure time, whilst driving brand loyalty. In the Philippines we proudly extended our healthcare offer to allow single colleagues to cover dependent parents, reducing the burden of costly healthcare for many people, and in Singapore we have extended health cover to ensure that both locals and expatriates have the same access to private healthcare.

54	IHG	Annual Report and Form 20-F 2024

Being a responsible business continued

Our people continued

Attracting, engaging and developing our talent

Our approach to talent attraction

We are committed to attracting and retaining a skilled and broad workforce that fosters IHG’s distinct culture across our global business. Our investments in technology have enhanced our recruitment capability, broadening our reach. This year we launched our Metaverse, which provides candidates with the ability to immerse themselves in our IHG experience through virtual events and interactive sessions. The IHG Academy Talent Attraction Programme remains committed to supporting hotels in future-proofing their frontline hiring needs by providing a comprehensive suite of career preparation resources, including career workshops, free online learning modules, and hands-on, in-person experiences. In 2024, IHG Academy attracted more than 43,000 participants (over 8,000 more compared to 2023).

We have evolved our IHG Careers website to improve user engagement, generating 5.6 million visitors in 2024, and amplified our social presence, garnering more than 11.3 million views of our employer brand globally during the year.

Special guest, Penny, being
welcomed by the doorman at
Holiday Inn Kensington.

We have enhanced our candidate journey and have introduced a platform with conversational AI that engages talent beyond vacancies. Already launched to Early Careers, this platform will expand to support all GM and corporate opportunities, inviting a wider audience to explore a career at IHG.

Employee engagement survey

In our 2024 survey, our overall employee engagement stood at 87%, unchanged from last year, which once again saw IHG accredited as a Mercer Global Best Employer. The survey also highlighted areas of strength and where we can go even further. We have actions plans in place to further enable rapid and high-quality decision making.

Building hotel talent

GMs are critical to the success of every hotel, delivering the brand promise and driving performance of the business every day. As a result, finding and retaining high-performing GMs is top of mind for our owners. To this end, we have strengthened our GM pipeline through various programmes, led by our accelerated talent programme Journey to GM. Delivering one cohort per year over four years, this programme has resulted in a talent pipeline of 195 hotel executives to support our growing properties, translating to more than 40% of GM placements in 2024 from graduates of this programme.

Our RISE programme, which began in 2018, continues to be another avenue for growing our GM pipeline, developing female leadership for our hotels and promoting careers at IHG. Since its inception, more than 300 women have graduated, and in 2024 we had 134 participants join our programme.

Room to Grow

Our employer brand includes our Room for You commitment, which is made up of three promises to support our people throughout their careers by giving them Room to Belong, Room to Grow and Room to Make a Difference. Our Room to Grow offering for our corporate colleagues has continued to evolve, with the focus being on how we encourage and support more effective career conversations. As part of this we have expanded our development resources, and these are now easily accessed through our newly launched internal careers microsite. We also hosted a Room to Grow Week for our corporate colleagues, supported through our partnership with Amazing If. The events in the week were attended live by more than 2,600 colleagues and were designed to bring to life resources available to help them plan their development.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	55

We have also scaled our corporate onboarding platform (initially piloted in 2023 in four locations) to be available in most of our corporate offices. Further enhancements have included reducing the onboarding time from 100 days to 30 days to quickly help set new colleagues up for success and provide simple, effective guidance for managers, so they are ready to support their new team members from day one.

Investing in our learning and development

In 2024, IHG University marked its first anniversary of enhancing our learning offer for owners, hotels, and corporate colleagues.

Through collaboration with owner representatives, we have strengthened our owner learning solutions in critical areas such as financing, construction and pre-opening, all designed to empower owners to optimise asset performance, maximise their return on investment and build understanding of effective partnering with IHG.

In hotels, we have simplified the user experience, making it easier for learners to navigate our extensive learning solutions by introducing both new and streamlined guidance on learning standards organised by role. We enhanced learning technology to offer tracked On-the-Job Training, and provided direct access to hotel learning consumption data through IHG reporting.

We have also expanded access to our learning offer through a new mobile app, providing learners an alternative way to consume content.

Through our partnership with Skillsoft, we’ve seen an increase of more than 160% in consumption of IHG University content year-on-year for colleagues on property and above property around the world; 50% of that learning is accessed in non-English languages.

We also advanced the implementation of our Executive Development Programme, Leading for Growth, with 99% of IHG’s Vice Presidents and above participating. This initiative encouraged senior leaders to reflect on their current leadership practices while exploring avenues for future growth and development, ultimately enhancing their ability to lead teams and navigate the external landscape.

Creating an inclusive culture where everyone can thrive

Creating a culture where everyone feels valued and able to thrive is fundamental to our ability to attract, develop and retain a broad range of talent with different experiences and backgrounds. This culture is supported by our Room for You promise, as well as our Global and Regional leadership boards, whose members meet several times a year to shape our priorities, monitor progress and ensure that we fulfill our commitment to creating an environment where all of our employees can develop and thrive. Recognising that each of our markets is unique, the boards work closely with regional teams to ensure that we drive development of our employees at the local level. Our culture has been an important thread across our business strategy for many years and is underpinned by our inclusion policy, which reflects the global nature of our business (https://www.ihgplc.com/~/ media/
Files/I/Ihg-Plc/responsible-
business/global-diversity-and-
inclusion-policy-statement.pdf).

Insights from our Colleague HeartBeat engagement survey’s Inclusion Index are also among the ways we are tracking our culture. In 2024, the Index showed that 89% of employees considered IHG to have an inclusive culture.

56	IHG	Annual Report and Form 20-F 2024

Being a responsible business continued

Our people continued

In line with UK corporate governance requirements and recommendations, we remain committed to having leaders who represent the global nature and broad geographic spread of our business.

We have a gender-balanced employee population, of which 52%[a] is female, and, globally, 36% of our leaders working at VP level and above are female (against an ambition of 39%

by 2025). In addition, Forbes has
recognised IHG as one of the world’s
top companies for women.

As there is no universal definition of
ethnic or racial diversity, we have
worked with our local teams to agree
a meaningful definition[b] for each
market so we can focus our efforts on
increasing under-represented
leadership.

Thanks to the self-disclosure of employees[c], we know that 22% of our global leaders working at VP level and above are racially or ethnically diverse, against a global ambition of 26% by 2025, and represent multiple nationalities.

We have identified the UK and US – where we have our largest populations of corporate colleagues – as markets in which we want to increase ethnic representation. We have set ambitions for the percentage of leaders working at VP level and above that are ethnically diverse in each market – 26% by 2025 in the US and 20% by 2027 in the UK. At the end of 2024, we stood at 18% in the US and 8% in the UK.

Our Employee Resource Groups (ERGs), which are employee organised, are central to creating and maintaining IHG’s culture across the business. These groups bring together people of various backgrounds, experiences and skills and their allies to share perspectives and celebrate important cultural moments throughout the year, including Black History Month, International Day of Persons with Disabilities, International Women’s Day and Pride Month.

As at 31 December 2024	Male	Female	Total
Directors	6	5	11
Executive Committee	6	4	10
Executive Committee direct reports	37	25	62
Senior managers
(including subsidiary directors)	75	28	103
All employees
(whose costs were borne by the Group or the System Fund)	5,326	7,261	12,587

a.  All Corporate and Reservations employees plus GMs in managed hotels as of 31st December 2024.

b.  Ethnically and racially diverse includes ethnic/racial minorities, as per government guidance in the US and UK (such as Black, Asian, mixed heritage and Hispanic (Latino for US)). We also count local leaders in markets such as Asia and the Middle East because they have historically been and continue to be under-represented in the most senior levels of business.

c.  87% of our leadership (VP and above) have self-disclosed globally.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	57

We have continued to see significant growth of our ERGs and now have more than 5,000 members across 36 chapters.

Recognising our Culture

In 2024, recognition for the strength of IHG’s workplace culture included IHG reaching 28th on Fortune’s 100 Best Companies to Work For, alongside being certified as a Great Place To Work for the second year in a row. IHG also ranked eighth of 850 companies in the Financial Times Diversity Leaders 2025 and third out of 76 organisations by the EDI Maturity Curve by WiHTL and DiR.

We were also certified as one of Singapore’s Best Workplaces 2024 and Greater China’s Best Workplaces 2024 by Great Place To Work®. To find out more on how we are creating a culture where everyone can thrive, read more in our 2024 Responsible Business Report (ihgplc.com/responsible-business).

Our approach to Wellbeing

We have increased the impact of our Room to Belong offering for our corporate employees by simplifying our wellbeing hub, increasing awareness of our global employee assistance programme, which is available 24/7, and continuing to encourage connections with our employee resource groups.

We also continue to invest in three recharge days for corporate colleagues throughout the year, where they are encouraged to focus on their wellbeing and recovery.

As at 31 December 2024	Ethnically diverse	Total
Directors	4	11
Executive Committee	2	10
Global VPs and above	50	224
UK VPs and above	5	59
US VPs and above	23	125

58	IHG	Annual Report and Form 20-F 2024

Being a responsible business continued

Our communities

Our 2030 commitments

–  Improve the lives of 30 million people in our communities around the world.

–  Drive economic and social change through skills training and innovation.

–  Support our communities when natural disasters strike.

–  Collaborate to aid those facing food poverty.

2024 highlights >2.3ma lives improved through our collective action and work with our charity partners 27 natural disasters responded to, supporting charities in critical recovery efforts

We have pledged to improve the lives of 30 million people by 2030, focusing on driving economic and social change through skills training and innovation, supporting communities during natural disasters, and collaborating to combat food poverty.

Achieving our pledge requires collaboration with guests, colleagues, and owners, as well as strong relationships with NGOs and community organisations. We work closely with our hotels, regions, and brands to create partnerships and initiatives that offer support through financial contributions, in-kind donations, and volunteering. We work with local organisations that are addressing specific needs, through to creating large partnerships to tackle broader social issues and drive meaningful action.

Local action and Giving for Good Month

Our commitment to improve lives is powered by our colleagues, who dedicate their time, skills, and passion to meet social needs in their communities. Activities span the entire year but every September, IHG colleagues participate in Giving for Good month for a focused month of action.

In 2024, more than 23,000 colleagues dedicated more than 79,000 hours to improve the lives of nearly half a million people – double the number from last year. Events spanned 84 countries and we worked with more than 1,450 charities.

More than 50 projects were selected as winners in our Giving for Good awards, which recognise the most impactful and inspirational projects globally.

Skills training

Launched in 2006, our IHG Academy aims to increase social mobility by enabling individuals to build essential skills for the workforce, and has provided training experiences to more than 190,000 people. In 2024, we refreshed our IHG Academy by introducing three newly branded programmes: IHG Discover, IHG Skills Builder, and IHG Career Launcher. During the year, more than 43,000 participants benefitted from work experience, internships, apprenticeships, and free online learning.

Number of people attending

the IHG Academy[b]

a.  The methodology IHG uses for “lives improved” focuses on the number of individuals directly engaged through IHG’s community impact programmes, using the Business for Societal Impact (B4SI) framework to assess IHG’s community investments, measuring inputs, outputs, outcomes, and long-term societal impacts.

b.  2021, 2022 and 2023 figures have been restated due to improvements in data collection and reporting.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	59

IHG Discover connects us directly with communities through student workshops, providing insights into hospitality careers. In 2024, we hosted Discover Workshops across all our regions globally, with more than 13,000 participants.

Our Skills Builder platform, refreshed in 2024, offers more than 250 courses, and has increased registered users by more than 23,000. We continue to work with external partners to create bespoke content for their user groups designed to increase localised employment within hospitality.

The Career Launcher programme delivered more than 6,000 internships and 500 apprenticeships in 2024 to further develop future talent.

Disaster response

We take pride in supporting our communities during times of need and we have continued collaborating with various humanitarian aid partners worldwide to help their essential relief and recovery efforts.

In 2024, we responded to 27 natural disasters, from hurricanes in the US and floods in Europe, to typhoons in Southeast Asia and China. We work closely with charity relief experts CARE International and the American Red Cross, and for colleagues impacted by natural disasters, we activate the IHG Disaster Colleague Assistance Fund to provide short-term support to obtain food and secure living conditions.

Collaborating to aid those facing food poverty

Food insecurity remains a critical issue, with one in three people globally uncertain about their next meal. In 2024, we launched our global partnership with Action Against Hunger. By supporting the lifesaving work of one of the world’s largest food NGOs and using the strength of our IHG Hotels & Resorts masterbrand to drive awareness of food shortages, we can take a significant step forward in helping provide food security around the globe.

Our existing partnerships with local food banks and charities also continue to thrive. In the US, we work with the food recovery and distribution company Goodr to recover and distribute excess food, donating 28,800 meals through the hotel food waste recovery programme since its launch in 2022. We are proud to have celebrated our sixth year of partnership with OzHarvest, a food rescue organisation in Australia. Throughout this time, we have broadened our collaboration to include various branches of the network in Japan, Vietnam and New Zealand.

We support the Red Cross in humanitarian emergencies, providing vital aid to those affected by disasters.

Action Against Hunger’s mobile teams provide essential healthcare and nutrition support globally (image taken in the Darién region of Colombia).

60	IHG	Annual Report and Form 20-F 2024

Being a responsible business continued

Our planet

Carbon and energy – our 2030 commitments

–  Reduce our energy use and carbon emissions in line with climate science.

–  Implement a 2030 science-based target that delivers 46% absolute reduction in carbon dioxide emissions from our franchised, managed, owned, leased and managed lease hotels.

–  Target 100% new-build hotels to operate at very low/zero carbon emissions by 2030.

–  Maximise/optimise the role of renewable energy.

Carbon and energy

By actively pursuing decarbonisation and minimising our environmental impact, we create long-term value for our hotel owners and IHG. This enhances IHG’s reputation and assists owners in managing rising operational costs, securing supply chains, and mitigating financial risks associated with climate change.

Our asset-light business model means that most of our hotels are owned by third parties, with more than 60% of emissions under our carbon target generated by franchisees. We are committed to supporting owners – many of whom are small business owners – in their decarbonisation efforts, and improving operational efficiency by providing a wide range of tools and resources.

In 2021, we set a target to reduce absolute Scope 1, 2, and Scope 3 (including energy from FERA and franchised hotels), by 46% by 2030 from a 2019 baseline, a goal validated by the Science Based Targets initiative (SBTi).

Our emissions reduction plan focuses on three key objectives: implementing energy efficiency measures in hotels; pioneering low-carbon hotels; and supporting hotels to source renewable energy. We prioritise operational changes that require minimal resources, followed by impactful energy efficiency projects, such as procuring renewable energy and implementing high-efficiency retrofits.

Decarbonising existing hotels is a significant challenge, especially considering that around 80% of the world’s buildings projected to exist in 2050 are already built. To address this, we collaborate closely with our hotels to improve energy efficiency, providing resources and support. We have integrated energy conservation measures (ECMs) into our brand standards, focusing on those with paybacks under five years, and are developing additional standards tailored to specific regions and segments. Each property is assigned customised annual energy reduction targets, which are monitored as part of broader hotel performance metrics. These targets are tailored for the region and climate, supported by compliance reporting and a commitment to data quality.

To reinforce our commitments, we have aligned our Directors’ Remuneration Policy with our decarbonisation strategy. Carbon measures are now part of our Long Term Incentive Plan (LTIP) for Executive Directors and senior leaders, linking decarbonisation targets to the adoption of ECMs in both new and existing hotels.

This integrated approach aims to drive meaningful change throughout the organisation.

In terms of new developments, we are working towards the goal of having our newly built hotels operate at very low or zero carbon emissions. Over the past three years, we have incorporated 17 ECMs into our new-build brand standards, most of which are also in place for our existing hotels. These target key areas such as kitchens, heating and cooling, lighting, and swimming pools.

In July 2024, we launched our Low Carbon Pioneers programme, which brings together energy-efficient hotels that do not combust fossil fuels on-site and are powered by renewable energy. This programme is the first of its kind in the industry, allowing IHG to test and share sustainability practices while inspiring more properties to adopt carbon reduction measures. Low Carbon Pioneer hotels feature sustainable solutions, including high-efficiency heat pumps and fully electric kitchens, and hold third-party sustainability certifications, such as Green Key.

Helping hotels access renewable energy can enable them to quickly reduce emissions, particularly in regions with carbon-intensive electricity grids.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	61

Where credible renewable energy markets exist, we assist our managed hotels in negotiating renewable electricity contracts and several of our global offices, including our headquarters in Windsor in the UK and Atlanta in the US, are procuring 100% renewable electricity. While most of our hotels operate under franchise agreements, which limits our direct procurement capabilities, we strive to help hotel owners access renewable energy solutions where we can. Our Community Solar programme, available in select US states, allows hotels to subscribe to local solar projects, offering certified Renewable Energy Certificates and potential cost savings. Additionally, we are exploring on-site renewable energy options, particularly for hotels in remote areas.

Our ongoing commitment to decarbonisation has driven an 11.5% reduction in carbon emissions per available room and a 9.4% reduction in energy per available room in 2024 compared to 2019. However, the lack of a clean energy infrastructure in our markets, alongside the opening of more hotels around the world, means that total carbon emissions are up 7.2% since 2019.

InterContinental Kuala Lumpar’s state-of-the-art solar panels.

As a result, despite our ongoing efforts, we are not on track to meet our 2030 target of 46% reduction. We remain dedicated to the actions we are taking to assist hotel owners in reducing carbon emissions and while our programmes will require time to scale, the actions we are taking today will improve operational efficiency of IHG hotels and prepare us for accelerated decarbonisation once market factors are more favourable.

By promoting supportive regulations and incentives, we aim to facilitate an operating environment conducive to sustainable practices, benefiting both the industry and our communities.

As proud members of initiatives such as the World Sustainable Hospitality Alliance (WSHA) and the World Travel & Tourism Council (WTTC), we share best practices and develop industry-wide sustainability tools.

  See pages 64 to 67 for more details on our Transition Plan.

Waste – our 2030 commitments

–  Eliminate single-use items, or move to reusable or recyclable alternatives across the guest stay.

–  Minimise food going to waste through a ‘prevent, donate, divert’ plan.

–  Collaborate to achieve circular solutions for major hotel commodity items.

Waste

With millions of guests visiting our hotels each year, we have a unique opportunity to promote more sustainable travel by minimising the impact of the products and services we offer. The world generates over two billion tonnes of waste annually, with more than a third not managed responsibly.

According to the United Nations Environment Programme, an estimated
8–10% of global GHG emissions are linked to food that goes uneaten.

Our goals and KPIs focus on actionable steps that empower hotels to effectively reduce waste.

This year, we have continued to implement action plans across our three regions, specifically aimed at eliminating single-use items, minimising food waste, and promoting circularity.

To support our efforts, our hotels have access to a Single-Use Items Toolkit, which provides a best-practice guide for reducing, reusing, replacing, and recycling single-use items.

62	IHG	Annual Report and Form 20-F 2024

Being a responsible business continued

Our planet continued

This globally available toolkit features examples from our brands and insights tailored to properties with varied waste management infrastructures.

Additionally, we have established brand standards focused on reducing plastic waste. In 2019, we became the first global hotel group to commit to replacing bathroom miniatures with full-size amenities, which has been incorporated into brand standards across all hotels worldwide. This year, we launched two new brand standards to eliminate plastic water bottles from guest rooms, meetings and events in all hotels across Europe by December 2025. To assist hotels in this transition, we created a guidebook outlining alternative solutions, such as water filtration systems and reusable bottles. Building on this progress, we plan to extend these standards to other EMEAA markets in 2025.

We are also collaborating with our suppliers to enhance sustainable options for guest-room amenities (such as toothbrushes, toothpaste, soap and combs). We began incorporating these options into our brand standards in EMEAA in 2022 and expanded the programme into Greater China this year. For our Premium and Essential brands in Greater China, guest-room amenities such as toothbrushes will now be made from post-consumer recycled plastic and packaged in bags made from sugarcane fibres. For our Luxury & Lifestyle brands, amenities will be crafted from bamboo, and the packaging is printed with soy ink and is FSC certified.

To further promote sustainable practices, we have strengthened guest-facing communications around sustainable amenities, encouraging responsible travel behaviours while offering certain items upon request to minimise waste. In Greater China, guests at participating hotels have the option to forgo the hotel’s guest-room amenities during their stay to earn green energy points. This initiative is part of our collaboration with Ant Forest’s tree-planting programme on the Alipay app, where users can accumulate virtual points for making low-carbon lifestyle choices. In 2024, we expanded the programme to 445 hotels across 11 brands and 116 cities.

For hotels undergoing renovations in the US, we launched a guide that provides them with tips and resources on handling major hotel commodity items to dispose of waste in an environmentally responsible way – recommending approaches and organisations with capabilities to manage these items, including potential opportunities to repurpose items through local donations.

To effectively combat food waste, we have implemented a comprehensive approach that focuses on training, monitoring, reducing waste at the source and donating surplus food whenever possible.

We have established global food waste training programmes for all regions and hotels, encouraging properties to actively monitor their food waste and take necessary actions.

Since launching in 2022, the e-learning module has been accessed by more than 2,700 hotels and over 53,700 courses completed by managed and franchised hotel colleagues. To track progress, hotels are encouraged to record daily food waste and report monthly totals into the IHG Green Engage environmental data management platform. The platform was enhanced this year, with an intuitive reporting dashboard that assists hotels to track their performance against peers. The initiative is also supported by back-of-house posters that provide easy-to-implement food-saving tips, standardised labels for food waste bins, and a detailed guide highlighting methods for reducing food waste.

To minimise single-use plastics and reduce waste at the source, our Holiday Inn Express hotels in the US are transitioning their Express Start® breakfast bars to bulk condiments, including reusable smallware for items such as jams, ketchup, and honey. This change not only lowers costs for hotel owners but also empowers guests to control their consumption, further supporting our goals to reduce food waste.

Additionally, we focus on donating surplus food whenever possible. Our collaboration with the Too Good To Go app in 119 hotels across Europe has successfully connected properties with customers looking to purchase unsold surplus food. In 2024, more than 41,000 meals were saved from going to waste, which increased by 33% from 2023, demonstrating growth in the number of hotels using the app and the meals rescued. For more details on how we support our communities through food redistribution initiatives, please see page 58.

Since our global food waste training e-learning module was launched in 2022, it has been accessed by more than 2,700 hotels and over 53,700 courses have been completed by managed and franchised hotel colleagues.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	63

A number of voco hotels donated a proportion of their filtered water sales to Just a Drop, with funds supporting access to improved WASH facilities for more than 250 people in Trapeang Svay, Cambodia.

Water – our 2030 commitments

–  Implement tools to reduce the water footprint of our hotels.

–  Mitigate water risk through stakeholder collaboration to deliver water stewardship at basin level.

–  Collaborate to ensure adequate water, sanitation and hygiene (WASH) conditions for our operating communities.

Water

As global water demand exceeds supply in many regions, it is vital for us to support hotels, particularly those located in areas experiencing high water stress or drought risk. By assisting these properties in adapting to their challenges, we can help minimise service disruptions, reduce water consumption, and contribute to the conservation of this invaluable resource.

Since 2019, we have been part of the UN CEO Water Mandate, which represents a commitment to six principles aimed at mobilising business leaders around water, sanitation, and the UN SDGs. As part of our involvement, we are members of the Water Resilience Coalition, which seeks to prioritise global water stress on the corporate agenda and preserve the world’s freshwater resources through collaborative efforts.

Our focus is on reducing water use, mitigating water risks, and supporting communities in need of adequate WASH conditions. To achieve these goals, we are implementing regional action plans that emphasise awareness, conservation, and stewardship.

This regional approach enables us to effectively address the diverse water-related risks and opportunities that exist across different markets, ensuring that our efforts are both impactful and sustainable.

To assess water risks at all hotel locations based on usage-to-supply ratios, we use the World Resources Institute Aqueduct Water Risk Atlas. We disclose this information in accordance with the SASB framework, which includes details on water use in regions facing extreme and high water scarcity. This data, combined with our assessment of factors such as flooding, drought, and water depletion, informs our focus areas for effective water management.

We aim to improve water efficiency by implementing water reduction measures that we have integrated into our brand standards globally. These standards require hotels to install high-efficiency, low-flow aerated showerheads and taps by the end of 2025. On average, these measures can decrease water consumption by 11 litres per minute for showerheads and 3 litres per minute for taps.

We monitor our performance using Green Engage, our environmental data management platform, where hotels are required to regularly submit their water consumption data (for detailed water data, please refer to page 48 of our 2024 Responsible Business Report).

In 2024, our water intensity (m³ of water use per available room) decreased by 1.8% compared to 2019. We anticipate that as we implement water efficiency brand standards across our estate, this improvement in water efficiency will continue to grow. At the same time, our absolute water footprint has increased by 9% since 2023 due to our continued business growth.

In our Americas region, we are developing a comprehensive document for hotels to guide them in water conservation, which we plan to launch in 2025. In addition, we are actively evaluating solutions for water conservation and stewardship, with plans to conduct pilot programmes in 2025 to drive our progress towards our Journey to Tomorrow commitments. We will share key insights across the EMEAA and Greater China regions to inform their next steps.

We recognise that water issues impact local communities and so we also focus our water partnerships to align with our community impact commitments to ensure that we are targeting initiatives that have dual benefit. For more on how we support our communities, see page 58.

64	IHG	Annual Report and Form 20-F 2024

Being a responsible business continued

Transition Plan

Addressing climate change is a shared responsibility that

extends to all businesses. As a leader in our industry, we are committed to operating sustainably and supporting global

efforts to combat this critical issue.

Reducing our emissions

By taking action on climate change, we can reduce our environmental footprint, strengthen resilience to future risks, and meet growing demands from guests, investors, and colleagues for responsible and sustainable practices.

Our work to reduce emissions across our business focuses on three principal objectives: implementing energy efficiency measures in hotels; pioneering low-carbon hotels; and supporting hotels to source renewable energy.

Our fee-based, asset-light business model allows for rapid growth of our hotel estate and higher returns with lower economic risk, but it also means we have limited control and influence over a significant proportion of the emissions generated across our business.

More than 60% of the emissions covered under our carbon target are generated by our franchisees. We are committed to working closely with them, many of whom are small business owners, to support their efforts in decarbonising their properties and improving operational efficiency.

1.	Implementing energy efficiency measures in hotels

We work with owners and hotel teams to provide them with essential training, tools and resources to help maximise their energy efficiency (see page 65 for details).

To encourage uptake of the emission reduction options available, we have modelled the financial impacts of each for our third-party hotel owners and teams. That starts with changes requiring minimal resources.

Options include end-of-life equipment replacement, high-efficiency retrofits and electrification measures.

Additionally, we’ve continued to integrate ECMs into our brand standards, focusing on those with paybacks under five years and tailored to specific regions and segments. In the past three years, we have implemented 17 ECMs into our new-build brand standards, supplementing the ECMs already in place for our existing hotels. These will reduce the energy used in our hotels in several key areas, including kitchens, heating and cooling, lighting and swimming pools.

Our Transition Plan

2019 ····· Short-term ····· Mid-term ····· 2030

Primary decarbonisation levers	Plan	Act	Scale
1. Implementing energy efficiency measures in hotels	– Energy and carbon modelling to identify decarbonisation pathways and that integrate business growth plans. – Return on investment analysis of energy efficiency measures, considering regional market variations.	– Implementing energy conservation measures in all existing and new-build hotels, prioritising those with a return on investment under five years, supported by brand standards, hotel level energy metric and LTIP remuneration targets. – Investing in tools and training, like the Hotel Energy Reduction Opportunities (HERO) tool and the Green Engage platform, to help owners with decarbonisation initiatives.	– Continue to increase hotel adoption of ECMs. – Partner with organisations that can incentivise hotel owners to adopt ECMs with longer payback periods.
2. Pioneering low-carbon hotels	– Develop a definition of a very low or zero operational carbon building to guide development of future IHG hotels.	– Development of our Low Carbon Pioneers programme to increase the number of hotels that operate at very low or zero carbon to help us test, learn and share findings on carbon reduction measures.	– Test, learn, and share findings to promote the wider adoption of carbon reduction practices, and increase the number of hotels operating at very low or zero carbon.
3. Supporting hotels source renewable energy	– Understanding availability of renewable energy at scale.	– Transitioning to renewable energy through mechanisms such as green tariffs, community solar and on-site renewable generation, where commercially viable. – Identifying financial mechanisms to support widespread adoption of on-site and off-site renewables.	– Scale access and adoption of renewable energy as markets deregulate.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	65

To drive further action, we integrate annual energy reduction targets into our broader hotel performance monitoring processes. Tailored by region, brand, and climate zone, these energy reduction targets are complemented by reporting compliance goals and a focus on verifiable data to enhance quality and transparency.

Internally, we reinforce our commitments by aligning our Directors’ Remuneration Policy with our people, communities, and planet strategic priorities. We have incorporated carbon measures into the LTIP for our Executive Directors and senior leaders. This alignment includes specific targets related to decarbonisation actions. By integrating these strategies, we aim to create a cohesive approach that drives meaningful change across all levels of the business.

2.	Pioneering low-carbon hotels

To support the future development of IHG hotels, we aim to test, learn, and share insights on innovative approaches that can accelerate our efforts and inspire broader adoption of carbon reduction practices across our estate. We have collaborated with technical experts to establish a definition of a low-carbon building, and in July 2024, we launched our Low Carbon Pioneers programme. This programme brings together energy-efficient hotels that have no fossil fuels combusted on sitea and are backed by renewable energy. This group of low operational carbon hotels is the first of its kind in the industry with the ambition to inspire other properties to join the programme and help encourage wider adoption of carbon reduction practices.

Each Low Carbon Pioneer hotel will have an operational sustainability certification, such as Green Key, or sustainable building certification, such as LEED, BREEAM or EDGE. A hotel has 12 months upon opening to achieve this certification. To track and measure their energy data, Low Carbon Pioneer hotels will use IHG’s Green Engage environmental platform.

As part of the programme, we are also developing a low-carbon ready group of hotels in preparation for when it becomes possible to fully back all energy with renewables in countries or districts where this is not currently available.

3.	Supporting hotels source renewable energy

Helping hotels access renewable energy can enable them to quickly reduce emissions, particularly in regions with carbon-intensive electricity grids. We are actively exploring options for how we can facilitate renewable energy options for owners, and we are mapping opportunities globally, prioritising procurement in mature markets where we have a significant presence. We also apply insights from emerging markets to enhance our approach.

Although most of our hotels operate under franchise agreements, limiting our direct procurement opportunities, we strive to assist hotel owners in accessing renewable energy. A notable initiative is our Community Solar programme, active in select US states such as Maryland, Illinois, Maine and New York. This programme allows hotels to subscribe to local solar projects, receiving Green-e® certified Renewable Energy Certificates and discounts on their electricity bills, resulting in up to a 10% reduction in costs.

Where credible renewable energy markets exist, we assist our managed hotels in negotiating renewable electricity contracts and several of our global offices, including our headquarters in Windsor in the UK and Atlanta in the US, are procuring 100% renewable electricity. We continue to explore the delivery of a broader renewable energy programme that can be accessed by a wider range of our hotels.

Support for owners

Choosing to partner with IHG offers our hotel owners access to the tools and resources (right) to build their knowledge, skills and awareness of ways to reduce their hotel energy consumption and reduce emissions.

a.	Except for backup generators that fall below 5% of the hotel’s total annual energy consumption.

Tools and resources to help our owners

Enhanced online environmental management platform

Every IHG hotel is given access to our IHG Green Engage system, our online environmental management platform, which helps hotel teams make greener choices, charts their progress, and measures and reports their energy, water and waste data. It also provides more than 200 green solutions to drive utility efficiency. Green Engage has been supporting our hotels to reduce their environmental impact since 2009. To ensure its continued success, we launched Green Engage 2.0 in 2024 to enhance the interactivity and usability of the platform, giving hotels better insights into performance against targets.

Carbon and energy training

Our hotel energy and carbon reduction e-learning modules advise hotel colleagues on how to reduce costs and drive revenue by providing effective strategies to reduce their hotel’s energy use. These modules cover the global context, the commercial and competitive advantages of sustainability efforts, and what hotels need to do to meet their energy reduction targets. Checklists and 10-minute training guides are also available to help general managers implement the top no-cost energy saving behavioural changes within their teams.

Centralised data collection

IHG continues to invest in utility data acquisition solutions to improve data quality. This includes our collaboration with energy specialists to offer hotels a centralised data feed solution to collect utility information, which is then sent directly into the Green Engage system. The collected data enables improved analytics for hotels to drive efficiencies in utility management and strengthen hotel Requests for Proposals to corporate clients globally.

Energy reduction tool

The IHG HERO tool guides hotels on the most effective ECMs for their specific building. The tool provides indicative capital costs, energy reductions and payback periods for ECMs based on the hotel’s facilities, climate and energy use. Since launching the tool in 2022, more than 740 hotels have used it to guide their capital spending. The tool is in all regions and launched in Greater China in 2024.

Incentives

We are supporting hotels to identify financial incentives available to them to help fund energy efficiency investments. Owners in our Americas region have free access to reports on tax incentives and utility rebates available to their hotels. We have also partnered with an ‘energy efficiency as a service’ supplier that can provide financing, installation and maintenance of ECMs and then shares the energy cost savings with the hotel.

66	IHG	Annual Report and Form 20-F 2024

Being a responsible business continued

2024 transition plan continued

The external landscape

As a global leader in the hospitality industry, IHG is committed to driving sustainability and decarbonisation efforts across our operations. However, the landscape in which we operate presents challenges that are outside our control and influence our ability to achieve our goals.

Through partnerships with organisations such as the World Sustainable Hospitality Alliance (WSHA) and the World Travel & Tourism Council, we contribute to industry-wide initiatives and by collaborating with our peers, we harness collective expertise to enhance our environmental performance and decarbonisation efforts across the sector.

IHG has supported the WSHA with developing the industry’s Pathway to Net Positive Hospitality, and has contributed to tools for measuring sustainability. In 2023, IHG became a founding member of the Hospitality Alliance for Responsible Procurement (HARP). HARP aims to improve supplier sustainability by fostering close collaboration with trading partners to build transparency and scale positive impact across the industry’s value chains, while operating with the appropriate governance and compliance controls.

Using our global scale, we actively engage with external stakeholders to support hotel owners, including to reduce operational costs, boost revenue and meet industry standards for sustainability, ultimately benefiting both the industry and our communities.

However, the majority of the countries that IHG operates in do not have national net zero policies, which are crucial to providing infrastructure and incentives to support IHG’s decarbonisation target.

The key external factors at the macro and industry level that impact the speed at which IHG is able to decarbonise are outlined below.

Macro factors

Energy infrastructure	National regulations	Carbon accounting standards

High electricity costs can reduce the business case for electrifying hotels, making it harder to shift to cleaner energy options.

Availability of renewable energy sources and grid capacity for clean energy adoption impact decarbonisation.

	National and local environmental laws, taxes and standards can have a significant impact on the pace and scope of the achievement of our carbon reduction commitments.	Current lack of clarity and confidence in future carbon accounting and certification rules, such as the use of market-based solutions like Renewable Energy Certificates, inhibits effective business planning.

Industry factors

High cost of retrofits	Technology and innovation	Employee turnover

Retrofitting buildings for energy efficiency (such as through heating, ventilation and air conditioning (HVAC) or insulation upgrades or on-site renewable energy installations) can be costly and disruptive, slowing decarbonisation efforts.

	Limited availability, maturity and costs of low-carbon technologies (such as building materials, efficient lighting and HVAC systems) affect the ability to implement decarbonisation solutions.	The hotel industry faces high employee turnover, making it harder to maintain consistent sustainability practices with high levels of retraining required.

Value chain factors

Franchise business model	Supply chain emissions	Market demand

Many hotel franchisees are small business owners with limited resources and access to credit, making it harder to invest in costly decarbonisation efforts. They might not face the same regulatory or investor expectations concerning carbon performance as IHG does.

The carbon footprint of suppliers can play a significant role in a hotel’s overall emissions. Procurement of hotel goods and services, such as energy, operating supplies and equipment, food and beverage, furniture, predominantly occurs at local hotel level and are purchased by our franchisees.

Guest preferences for sustainable practices and eco-friendly products and services can impact the pace at which a business decarbonises.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	67

Our carbon performance

as a growing business

Our ongoing commitment to decarbonisation has driven an 11.5% reduction in carbon emissions per available room and a 9.4% reduction in energy per available room in 2024 compared to 2019. However, the lack of a clean energy infrastructure in our markets, alongside the opening of more hotels around the world, means that total carbon emissions are up 7.2% since 2019.

GHG emissions	∎ Scope 1
Tonnes of CO2e market-based	∎ Scope 2 (market-based)
∎ Scope 3

Our target

In 2021, we set an ambition to reduce absolute Scope 1, 2, and Scope 3 (including energy from FERA and franchised hotels), 46% by 2030 from a 2019 base year. This target received validation from the Science Based Targets initiative (SBTi) to align with climate science.

Having an ambitious target has been a catalyst for driving change, providing us with a clear goal to work towards. It has fostered a culture of accountability and innovation, motivating our teams to develop new strategies to meet our objectives and collaborate across departments and with external partners.

Since setting our target, we have undertaken extensive work to map out the pathways to achieve it, identifying key initiatives to drive progress, focusing on the areas we can control and influence. However, some of the key external enablers that we anticipated would support our efforts have not materialised as expected:

–	A challenging global economic environment coming out of the Covid-19 pandemic has hindered owners’ ability to invest in initiatives.

–	Grid decarbonisation has been slower than anticipated.

–	There remains uncertainty regarding future consumer demand for higher-priced sustainable good and services.

–

Limited access to suitable renewable energy options that are scalable. For example, current market conditions and available risk mitigation strategies for virtual Power Purchase Agreements do not make these a suitable option for IHG’s asset-light business model – which typically does not involve responsibility for hotel-level energy procurement.

To be able to achieve our 2030 targets, several significant external shifts would be required, such as the development of a reliable clean energy grid across all our geographies and a commercial and operating landscape that supports energy efficiency and carbon reduction.

Another critical factor is addressing the substantial pricing differences between electricity and gas, this gap must be narrowed to make renewable energy more competitive and financially viable. For example, in the UK, electricity is around four times the cost of gas per kWh. Furthermore, advancements in market conditions and technology are essential, particularly in terms of lowering costs and increasing the availability of high-impact ECMs that can significantly reduce emissions.

Unfortunately, these necessary shifts are beyond IHG’s control and are unlikely to occur quickly enough. As a result, despite our ongoing efforts, we are not on track to meet our 2030 target. We remain dedicated to the actions we are taking to assist hotel owners in reducing carbon emissions, including by the following means:

–

We will continue to drive and constantly reassess initiatives across our decarbonisation pillars to maximise our impact, and we remain dedicated to the actions we are taking to assist hotel owners in reducing carbon emissions. While our programmes will require time to scale, the actions we are taking today will improve operational efficiency of IHG hotels and prepare us for accelerated decarbonisation once market factors are more favourable.

–

Leveraging our scale and market position, we will strive to influence change across the hospitality industry. We are committed to sharing our learnings and best practices with industry peers and stakeholders to foster collective progress towards sustainability goals.

–	We will also maintain ongoing, transparent reporting against our existing targets. This accountability is crucial for tracking our progress and identifying areas for improvement.

The sustainability standards landscape is rapidly evolving, making it essential for us to reflect on the implications for IHG. This includes re-evaluating our carbon reduction target and conducting a thorough review of emerging industry standards, as well as anticipated updates to carbon accounting standards, target validation criteria and evolving technologies. Focusing on how IHG can control and influence our decarbonisation efforts will also be essential, as these considerations will significantly shape our strategies and ensure that our initiatives remain relevant and effective across the regions and communities we serve.

68	IHG	Annual Report and Form 20-F 2024

Being a responsible business continued

Delivering on the recommendations of TCFD

Compliance with Listing Rule 6.6.6R(8)

Our Task Force on Climate-related Financial Disclosures (TCFD) reporting for 2024 is integrated into our Annual Report, and is consistent with the Companies Act requirements and the London Stock Exchange (LSE) Listing Rule 6.6.6R(8). This includes consistency with all 11 TCFD recommendations and their corresponding recommended disclosures.

The disclosures are supplemented by additional content within the 2024 Responsible Business Report. The table below provides a cross-reference for where this information can be found across these documents.

To enhance our disclosure further, we are strengthening our processes for identifying and assessing the impacts of climate-related risks and opportunities across short-, medium-, and long-term timeframes.

An update on this ongoing work will be provided in our next Annual Report, under strategy disclosures (b) and (c) of the TCFD framework.

TCFD section and summary of recommended disclosure	Pages

Governance:
Disclose the organisation’s governance around climate-related risks and opportunities

a) The Board’s oversight of climate-related risks and opportunities.

See page 69 of our TCFD disclosure and 122 for an overview of Board oversight and governance, which includes climate change.

Directors’ Remuneration Policy: ihgplc.com/investors/corporate-governance/ directors-remuneration-policy

b) Management’s role in assessing and managing climate-related risks and opportunities.	See page 69 of this report.

Strategy:
Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning where such information is material

a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term.	See pages 71 and 72 for our climate-related risks and opportunities.

b) Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning.

See page 70 for description of impact and pages 36 and 37 for an overview of IHG’s four strategic priorities, including ‘Care for our people, communities and planet’.

See pages 64 to 67 for more on our decarbonisation strategy and performance.

c) Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.

See pages 70 to 72 of this report.

See how the business balances opportunities for strategic advantage or efficiency with the need to remain resilient and agile in the short and longer term, including climate change, on pages 44 and 45.

Risk management:
Disclose how the organisation identifies, assesses, and manages climate-related risks

a) Describe the organisation’s processes for identifying and assessing climate-related risks.

See page 70 for details of how we develop scenarios to evaluate transition and physical risks and opportunities and pages 71 and 72 for the current assessment.

See pages 44 to 51 for details on how we evaluate principal risks, including climate change.

b) Describe the organisation’s process for managing climate-related risks.	See pages 70 and 44 to 51 which details how we consider climate-related factors within our broader risk management discussions, current risk management and strategic responses to build business resilience, and illustrative key management controls.

c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management.	See pages 44 to 51 which shows the impact of climate-related physical and transition risks as one of our 10 principal risks, noting that climate-related uncertainties are also evaluated as an integral part of other principal risks.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	69

TCFD section and summary of recommended disclosure	Pages

Metrics and targets:
Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material

a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	See page 73. See pages 38 to 41 for IHG’s KPIs, including our carbon footprint.

b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	See page 73 for our metrics and targets information. See pages 74 to 76 for our Streamlined Energy and Carbon Reporting (SECR) table which includes Scope 1, 2 and 3 GHG emissions.

c) Describe the targets used by the organisation to manage climate-related risks and opportunities, and performance against targets.

See page 73 for our metrics and targets section.

See page 52 which outlines our Journey to Tomorrow commitments.

See page 67 of our Transition Plan which details our performance against our carbon target.

Governance

Board oversight of climate-related risks and opportunities

Our approach to responsible business is driven by a culture of strong governance and supported by robust policies. The Board oversees all aspects of the Group’s strategy, including in relation to decarbonisation, and ensuring that effective controls and risk management systems are in place. It holds teams accountable for managing IHG’s climate risks and assessing performance against climate targets.

The following Board Committees also consider and advise the Board on risk topics within their respective remits, all of which encompass the consideration of climate-related risks.

The Audit Committee

–

The Audit Committee is responsible on behalf of the Board for reviewing IHG’s climate-related risks and opportunities as identified by management, and ensuring that IHG maintains robust risk management and internal control systems covering all material controls. The Audit Committee also reviews the integrity of IHG’s financial reporting and the potential impact of climate change on the Group’s financial position, and considers data validation, assurance and controls around all data, including non-financial data. See pages 128 to 133 for our Audit Committee Report.

The Responsible Business Committee

–

The Responsible Business Committee advises the Board on IHG’s responsible business strategy and objectives, which covers climate change within the context of our wider Group Strategy. The Committee provides oversight of our Journey to Tomorrow goals, Transition Plan and decarbonisation commitments, including recommending and reporting progress on carbon-related LTIP measures to the Remuneration Committee.

The Remuneration Committee

–

The Remuneration Committee determines the remuneration of Executive Directors, Executive Committee and Chair of the Board and reviews wider workforce remuneration to ensure that this is aligned with the interests of shareholders, the UK corporate governance environment, and our environmental and climate-related goals. To further embed our climate goals across the business and ensure accountability at the senior level, the Remuneration Committee, as advised by the Responsible Business Committee, has incorporated measures relating to our carbon target, into the LTIP and reports to the Board on progress against these measures. Find more details of our Directors’ Remuneration Policy at ihgplc.com/investors/ corporate-governance/directors-remuneration-policy

See page 73 for more details of our metrics and targets, including remuneration.

Management’s governance of climate-related risks and opportunities

The management of climate-related risks and opportunities in relation to IHG’s objectives and plans is the responsibility of our Executive Committee. Specific Executive Committee sponsors have been nominated for the principal risk relating to climate change and day-to-day execution is overseen by the Regional Environment Steering Committees.

The TCFD Steering Committee has responsibility for identifying and reviewing potential impacts of climate-related risks and opportunities, measuring their impact and integrating climate scenario analysis into our business strategy. We introduced Regional Environment Steering Committees in 2023 to oversee development as well as implementation of regional decarbonisation and environment strategies, reflecting the need for approaches tailored to different geographies. The Chief Sustainability Officer is responsible for monitoring progress against our carbon reduction commitment and reporting progress to the Executive Committee and the Responsible Business Committee. The Audit Committee reviews the ongoing effectiveness of the risk management and internal control framework.

See our Governance section on pages 111 to 177 and Board reports from pages 128 to 175 which provides detail on 2024 actions.

See page 127 for how the Board’s competence is assessed.

See pages 64 to 67 of our Transition Plan for details on our climate-related actions and stakeholder engagement specific to climate.

See pages 128 to 133 for our Audit Committee Report.

70	IHG	Annual Report and Form 20-F 2024

Being a responsible business continued

Delivering on the recommendations of TCFD continued

Strategy

With hotels in thousands of communities all over the world, our business and brands touch the lives of millions of people every day. We understand that in our role as a major global hospitality company, we have an important part to play in addressing the impacts of climate change. The success of IHG over the long term depends on the environmental and social sustainability of our operations, the resilience of our supply chain and our ability to manage the potential impact of climate change on our business model and performance.

We identify climate change as one of our 10 principal risks, and our strategic planning includes consideration of the potential impacts of varied climate conditions and policy environments.

Given our asset-light model, we believe our strategic response to climate-related risks is well-suited to address the identified challenges and maximise associated opportunities. This response is a core part of our ‘Care for our people, communities, and planet’ pillar of our business strategy. Our Journey to Tomorrow programme includes specific carbon targets and a comprehensive decarbonisation strategy.

Risk management

Identifying and assessing IHG’s climate-related risks and opportunities

In accordance with TCFD recommendations, we’ve assessed climate risks and opportunities against (1) transition risks: related to the transition to a low-carbon economy, and (2) physical risks: related to the physical impacts of climate change in our three regions (Americas, EMEAA and Greater China):

–

To assess potential transition impacts, we have used the International Institute for Applied Systems Analysis’ Shared Socioeconomic Pathways to capture how societal, economic and technological trends could evolve under three selected temperature rise scenarios.

–

To assess potential physical impacts, we have aligned the temperature rise scenarios in our analysis with the Intergovernmental Panel on Climate Change’s 1.5°C, 2°C and 4°C aligned Representative Concentration Pathways (RCPs) 2.6, 4.5 and 8.5, respectively.

We have considered these over the short-, medium- and long-term.

At IHG, we assess the connections between climate-related risks and opportunities and other principal risks to ensure that climate change is embedded in our risk management processes and addressed through our business strategy.

Determining the materiality of climate-related risks and opportunities to IHG

Our climate analysis helps us identify risks that could have a ‘potentially material impact’ on IHG, meaning they could directly affect our revenue, costs, or reputation if we don’t take steps to mitigate them.

When we look at climate risks and opportunities, we consider how they might influence our financial performance, factoring in future revenue and cost growth from our long-range strategic plan. Our approach to materiality regarding potential revenue or cost impacts is consistent with what we use in our Financial Statements.

It is important to note that much of the data we use in our scenario and risk analyses relies on various assumptions, which can create uncertainties. As data availability and quality improve, we will gain a better understanding of these uncertainties, helping us assess how resilient our business is under different climate scenarios. We also expect that new regulatory frameworks will generate more comprehensive datasets, supporting our quantification work.

While our current assessments do not indicate any material financial impact, the risks attached to climate change are evolving, and these will continue to be assessed against the Group’s judgments and estimates.

We are committed to monitoring changing trends and evolving climate-related regulations in order to inform how our climate risk responses may need to evolve. This includes compliance with the UK Sustainability Disclosure Requirements when applicable.

See page 197 for critical accounting policies and the use of judgments, estimates and assumptions regarding climate change. See the forward-looking statements on page 309.

Management of climate-risks

Our risk identification and scenario analysis considers the potential impact on IHG’s objectives and allows for discussion of strategic and operational steps to enable us to build business resilience where needed or to position us to take opportunities presented by the climate transition. Pages 71 and 72 outline our current management response to the four identified potentially material climate risks and opportunities. To enable our risks to inform business decisions effectively, risk reviews are conducted by the EC and management teams and reviewed by the Board, to align with the business decision-making cycle. Our Risk and Assurance team conducts regular meetings with IHG leaders and teams responsible for assessing and managing risks. These conversations consider a range of uncertainties, such as the effect of climate change on hospitality, and the steps being taken to reduce IHG’s exposure, which may be relevant to the delivery of teams’ objectives and IHG’s success.

See pages 64 to 67 for our Transition Plan.

See page 28 for an overview of IHG’s four strategic priorities, including ‘Care for our people, communities and planet’.

See pages 44 to 51 for details on how we evaluate principal risks, including climate change.

See how the Board considered strategic and operational matters on page 124.

See metrics and targets on page 73 for information on IHG’s capital allocation.

Climate risk time horizons	Description

Short (1–5 years)	Our short-term horizon encompasses our financial going concern and viability statement assessments, along with our budget-setting timeline. Our hotel energy performance targets are also aligned to this timeframe.

Medium (6–15 years)	Our medium-term time horizon reflects our 10-year responsible business plan, Journey to Tomorrow, and our climate-related targets. It also reflects our time horizon from a strategic planning perspective.

Long (16–30 years)	A long-term time horizon of up to 30 years aligns with national government policy and regulatory timeframes: for example, the UK’s 2050 net-zero target and global climate agreements. It also reflects the longer-term nature of the contracts we sign with our owners.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	71

IHG’s potentially material climate-related risks and opportunities, if unmitigated

Risk/opportunity description	Unmitigated potential risks and opportunities	IHG’s risk management and strategic response to build business resilience

Risk/opportunity 1: IHG’s ability to decarbonise in line with stakeholder expectations

Potential short- term (1–5 years) impact under a 1.5°C scenario, if unmitigated

Reputational: If IHG fails to decarbonise in line with stakeholder expectations, there is a potential short-term reputational risk, particularly under 1.5°C. This risk could extend into the medium to long term if IHG’s decarbonisation progress lags behind competitors. Conversely, performing better than our peers could bolster IHG’s reputation for sustainability. Under a 4°C scenario, the reputational risk diminishes as broader failure to meet targets becomes more common.

Market: Increasing investor expectations for low-carbon progress could disadvantage IHG if we fail to demonstrate sufficient progress. Misalignment with hotel owners on decarbonisation plans could also create challenges.

Policy and legal: The ability of governments to align their policies and plans to their climate change commitments will determine what speed IHG can decarbonise.

Our decarbonisation efforts are embedded within IHG’s strategic priority to ‘Care for our people, communities, and planet’.

We are actively engaging with our stakeholders, being transparent in our reporting, and taking meaningful actions based on those emissions we have most direct control over.

Our programmes will require time to scale and the actions we are taking today will improve operational efficiency of our buildings and prepare us for accelerated decarbonisation once local market factors, such as renewable energy support for electricity grids, are more favourable.

Our decarbonisation strategy and Transition Plan, outlined on pages 64 to 67, detail our actions, dependencies and progress towards our decarbonisation target.

Risk/opportunity 2: Changing consumer preferences towards sustainable travel

Potential short- term (1–5 years) impact under a 1.5°C scenario, if unmitigated

Market: Growing demand for sustainable travel could impact IHG’s financial performance. The effect could be either positive or negative, depending on IHG’s ability to adapt to these changing preferences. The impact could be more material under a 1.5°C scenario, than 2°C, and 4°C.

We have undertaken additional analysis this year to better understand the potential financial impact on IHG. This has included segmenting our customer base and assessing how risk levels would vary. Our findings have shown that the greatest risk is among our corporate customers, as many have publicly committed to reducing their carbon footprint. However, business travel emissions do not currently account for a material percentage of our corporate clients’ overall emissions profile and therefore are not typically expected to be a significant lever in reaching their carbon targets at this time. Additionally, it is not yet clear whether and to what extent carbon offset programmes will be used by corporate clients to facilitate a level of necessary business travel while still enabling them to achieve their overall carbon reduction ambitions.

We are committed to reducing the environmental impact of our hotels by providing training, tools, and resources, alongside fostering innovation through cross-industry partnerships. We work with owners to unlock commercial value from these initiatives and, whether for business or leisure, we aim to offer a sustainable stay as part of the IHG guest experience. In 2024, we launched our Low Carbon Pioneer programme, continued to promote our Greener Stay initiative, supported hotels with third-party sustainability certifications and continued our Meeting for Good programme, addressing demand for sustainable options.

We acknowledge the need to analyse other components of this risk to determine its overall materiality, including corporate and leisure consumer preferences for sustainable stays. While we cannot discount the risk of leisure travellers making more sustainable travel choices, there is currently insufficient evidence to suggest that this is a significant factor in decision-making. As more data becomes available, we will explore other components of this risk and continue to refine our assumptions and modelling of the medium and long-term risk.

See page 65 for more on our Low Carbon Pioneer programme.

72	IHG	Annual Report and Form 20-F 2024

Being a responsible business continued

Delivering on the recommendations of TCFD continued

Risk/opportunity description	Unmitigated potential risks and opportunities	IHG’s risk management and strategic response to build business resilience

Risk/opportunity 3: Increased frequency and severity of extreme weather events

Potential long- term (16–30 years) impact under a 2°C and 4°C scenario, if unmitigated

Acute: Rising global temperatures and the resulting increase in the frequency and severity of extreme weather events creates an inherent risk of disruption to IHG hotel operations, worsening under a 4°C scenario. Disruptions from such events could impact hotel revenues (and the fee income received by IHG), potentially reducing the appeal of the hotel industry to owners in specific locations. Additionally, IHG may face reputational risks if we do not respond effectively to these events or provide adequate support to affected owners and communities.

Hotel-level analysis conducted in 2023 indicates that there could be significant increases in incidences of severe storms in the US, China, and Southeast Asia by 2050. Whilst these could impact revenue and owner returns at individual hotels, our preliminary financial analysis to date suggests that our asset-light franchise model and geographical diversity means that, on an aggregated basis, this risk is unlikely to have a material financial impact to IHG at the Group level.

In 2024, we started further analysis to understand how certain acute physical risks might change in the future and how they could impact our operations. This work is still ongoing.

We have an enterprise-wide approach to business resilience planning that includes identifying risks, ensuring readiness, responding effectively, and facilitating recovery from operational disruptions.

We support our hotels and surrounding communities in the aftermath of natural disasters through our humanitarian aid partners, Disaster Colleague Assistance Fund, and natural disaster guides.

Our regional teams use physical climate risk data to inform and support their environment work.

For more information on our disaster response efforts, see page 21 of our 2024 Responsible Business Report.
Further information about how the Board considered supply chain and procurement is on page 50 and our responsible procurement activities on page 80.

Risk/opportunity 4: Significant changes in long-term weather patterns

Impact to be determined

Chronic: As global temperatures rise, chronic physical risks, such as persistent changes in weather patterns, are expected to intensify, particularly under higher temperature scenarios. These changes could lead to higher operating costs for hotel owners, shifts in customer travel patterns and disruptions in resource availability due to population migration and supply chain disruption. These may impact IHG’s financial performance and growth potential in certain markets.

Our analysis identified that IHG’s hotel locations are more exposed to long-term persistent chronic climate risks than to short-term acute shocks. Significant risks include heat stress in Southeast Asia, the UAE, China, and India, and water stress in regions such as the US, China, Australia, Mexico, and Saudi Arabia. Extreme temperature, prolonged heatwaves and heavy rainfall are expected to increase under a 4°C scenario (RCP 8.5) to 2030 and 2050.

In 2024 we started additional analysis to improve our understanding of the significance of this chronic risk. We have focused on the potential impact of long-term temperature change on energy usage in hotels through increased and/or cooling demands. This work is ongoing.

We support our hotel owners in implementing efficient building practices, including energy and water efficiency and the use of renewable energy sources, to reduce reliance on resources and strengthen hotel resilience. In water management, we guide owners on adhering to brand standards for efficiency, such as installing low-flow fixtures. In drought-affected areas, hotels are bound by local water restrictions, with examples of hotels implementing desalination and engaging with nature and local communities.

Our regional teams use physical climate risk data to inform and support their environment work and are continuing to assess the effects of water stress at the hotel level.

See pages 34 to 37 of our 2024 Responsible Business Report for more detail on our Journey to Tomorrow water commitments and performance monitoring.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	73

Metrics and targets

To help us manage our climate-related risks and opportunities, we have developed metrics and targets in line with TCFD recommended disclosures. Where determination of supplemental metrics and targets are still in progress, or we do not consider the category to be relevant to IHG, we have provided details below.

GHG emissions and progress against SBT

We use our carbon footprint, calculated as absolute GHG emissions using the GHG Protocol Corporate Accounting and Reporting Standard methodology, to track progress against our decarbonisation strategy and our 2030 carbon reduction target (see pages 64 to 67 for more details on our progress against this target). Details of our strategy, challenges and dependencies for IHG to meet this target are also detailed on page 66 of our Transition Plan.

We also track our year-on-year absolute GHG emissions performance against our 2019 baseline, along with our carbon intensity metrics, which can be found in our Streamlined Energy and Carbon Reporting on pages 74 to 76.

A breakdown of our GHG emissions, intensity metrics and methodology can be found on pages 75 and 76 in our Streamlined Energy and Carbon Reporting (SECR).
Our Scope 3 risks can be found in the dependencies section of our Transition Plan on page 66.

Remuneration

To support our broader growth strategy, as well as our decarbonisation strategy and transition opportunities, we have embedded carbon metrics that focus on supporting owners to reduce energy costs and drive better hotel performance into executive remuneration under the Directors’ Remuneration Policy. Our Executive Directors and other senior leaders LTIP include targets relating to the integration of ECMs into brand standards across new-build and existing hotels. We track these measures during the cycle and we report on achievement in our Directors’ Remuneration Report at the end of each cycle.

For more details of our Directors’ Remuneration Policy see ihgplc.com/investors/corporate-governance/directors-remuneration-policy
See pages 138 to 175 for more on our Directors’ Remuneration Report and 2024/26 LTIP cycle.

Capital deployment

Given the asset-light nature of our business model, we do not consider IHG capital deployment to be a material lever for managing our climate-related risks and opportunities, or for implementing our Transition Plan. For our owned, leased and managed leased hotels in UK, Europe and the US, costs for energy efficiency and carbon reduction are included within our five-year capital plan.

Internal carbon pricing

Given that a large portion of our emissions stem from our franchised estate, where our control is limited, we have determined that a conventional internal carbon price would not be the most impactful decarbonisation mechanism. Consequently, our efforts are directed toward more suitable mechanisms, as outlined in our
Transition Plan on pages 64 to 67.

External carbon price

Our revenue-based fee structure largely insulates us from exposure to carbon pricing legislation. However, we recognise that hotel owners may bear a substantial proportion of any potential carbon costs. To help maintain the long-term appeal of their hotels as investments, we actively support them in decarbonisation efforts.

Transition risk and opportunities

We track the year-on-year performance of our GHG emissions as our key metric and manage these risks using our carbon reduction target and associated decarbonisation strategy as outlined on pages 64 and 65 of our Transition
Plan.

We also use bespoke hotel-level energy reduction metrics and targets, as well as our remuneration targets, to drive the uptake of ECMs across our estate.

Other environmental indicators help us to assess our performance against peers, including energy, renewables and water and waste data. However, these metrics are currently used for internal monitoring purposes only as we continue to work to improve our data accuracy.

We will explore further potential metrics that may be relevant for IHG to monitor and manage our climate-related opportunities and will disclose these when appropriate.

See our environmental performance data on pages 46 to 52 of our 2024 Responsible Business Report.

Physical risks

We have identified the acute and chronic physical risks facing IHG’s current and upcoming hotel locations and we are now in the process of developing key internal metrics to effectively monitor these risks, which will be disclosed in future reports.

See risk table on page 72 for details of the physical risks IHG is most exposed to.

74	IHG	Annual Report and Form 20-F 2024

Being a responsible business continued

Streamlined Energy and Carbon Reporting (SECR)

The following table shows our annual GHG performance and accounts for both our GHG emissions and energy use in the UK and globally, in accordance with the Streamlined Energy and Carbon Reporting (SECR) requirements.

Every IHG hotel is required to report their monthly energy consumption and each one is assigned an annual energy reduction target which is integrated into hotel-level metrics and key performance indicators.

This year, we launched the Low Carbon Pioneers programme, an industry-first initiative that brings together energy-efficient hotels that do not combust fossil fuels on-site and are backed by renewable energy. We also updated our Green Engage environmental platform, introducing a more intuitive reporting dashboard that helps hotels track their performance, and we embedded energy efficiency measures into our brand standards in areas such as kitchens, heating and cooling, and swimming pools.

More details of our global actions to reduce carbon and energy can be found in our Transition Plan on pages 64 to 67 alongside our carbon performance.

See our transition plan on pages 64 to 67 for more information on our SBT and progress and page 41 for more information on our carbon KPI.

			2024		2023	2019 (baseline)

Energy Use (MWh)		Global	UK	Global	UK	Global	UK

Managed hotels, owned, leased and managed lease hotels and corporate offices	Fuel from boilers, furnaces, generators and company-owned vehicle fuel	1,799,167	26,796	1,832,591	28,411	1,808,870	32,991

	Electricity, heat steam and cooling (from non-renewable sources)	4,380,270	–	4,041,486	–	3,519,282	1,228

	Validated renewable electricity[a]	157,093	33,635	130,211	31,405	120,373	27,461

Franchised hotels	Fuel from boilers, furnaces and generators	3,284,796	275,086	3,331,516	276,669	3,341,608	304,243

	Electricity, heat steam and cooling (from non-renewable sources)	5,361,021	261,125	5,084,420	248,837	4,910,854	281,504

	Validated renewable electricity[a]	51,585	896	54,771	865	43,940	718

Global	Total energy use	15,033,932	597,538	14,474,995	586,187	13,744,927	648,145

a.	Renewable energy purchased or generated by hotels or corporate offices which have provided evidence of a Renewable Energy Certificate.
Note: renewable energy use from hotels that do not provide evidence will not be accounted for as renewable.

				2024		2023	2019 (baseline)

Global GHG emissions (tCO2e)			Global	UK	Global	UK	Global	UK

Managed hotels, owned, leased and managed lease hotels and corporate offices	Scope 1 (fuel from boilers, furnaces, generators and company-owned vehicle fuel)		359,349	4,961	373,652	5,208	378,110	6,023

	Scope 2 (electricity, heat, steam and cooling)	market-based	2,187,060	70	2,014,601	65	1,846,670	10,471

	Scope 2 (electricity, heat, steam and cooling)	location- based	2,225,936	7,035	2,037,390	6,568	1,852,422	7,406

	Scope 3 FERA (fuel and energy related activities)		582,181	2,501	541,528	2,614	484,407	2,343

Franchised hotels	Scope 3 Franchise		2,823,595	144,748	2,688,267	140,677	2,844,304	162,341

	Scope 3 Franchise FERA		591,022	24,709	561,956	23,979	552,908	23,157

Global	Total market-based GHG emissions		6,543,207	176,989	6,180,004	172,543	6,106,399	204,335

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	75

			2024		2023		2019

Global GHG intensity metrics (tCO2e)		Global	UK	Global	UK	Global	UK
Managed hotels, owned, leased and managed lease hotels and corporate offices	Total gross revenue ($m)[a]	12,229	288	11,593	258	11,952	310

	Scope 1 + 2 per total gross revenue ($000)[a]	0.2082	0.0175	0.2060	0.0204	0.1861	0.0532

	Scope 1 + 2 per available room night	0.0116	0.0015	0.0114	0.0018	0.0129	0.0081

Franchised hotels[b]	Scope 3 Franchise per available room night	0.0057	0.0041	0.0056	0.0040	0.0069	0.0048

Global[c]	Total GHG emissions per available room night	0.0092	0.0046	0.0090	0.0045	0.0104	0.0057

a.	Denominator is total gross revenue (TGR) associated with our managed hotels, owned, leased, managed lease hotels only (figure also provided on page 87).
b.	Excludes FERA emissions.
c.	Global includes all GHG emissions aligned to SBT (incl. Managed FERA and Franchised FERA emissions).

		2024		2023		2019

Additional mandatory disclosures (out of scope of SBT)	Global	UK	Global	UK	Global	UK

Energy – from business mileage in employee-owned vehicles (MWh)	205	205	–	–	–	–

Total energy use including business mileage in employee-owned vehicles (MWh)	15,034,137	597,743	14,474,995	586,187	13,744,927	648,145

GHG emissions – from business mileage in employee-owned vehicles (tCO2e)	50	50	–	–	–	–

Total market-based GHG emissions including business mileage in employee-owned vehicles (tCO2e)	6,543,257	177,039	6,180,004	172,543	6,106,399	204,335

Statement of data methodology

IHG’s methodology for collecting and reporting energy, carbon and water data focuses on consistency, transparency, and accuracy. By following established standards and best practices, we aim to give a clear picture of our energy and water use and carbon emissions, which will help us make informed decisions and plan effectively.

In 2024, a review of the data methodology was conducted to implement improvements in reporting and reduce the amount of estimation by moving the process in-house. These improvements have been applied to both current and historical data, including our 2019 baseline in line with our restatement methodology on page 76. This statement outlines the sources of data, how we will collect it, the method for calculations, and the reporting processes used for the period 1 January 2024 to 31 December 2024.

Data collection and validation

Hotels and corporate sites are required to enter monthly energy consumption data into our online environmental management system, IHG Green Engage™. Sample data is validated by our internal teams using hotel utility bills or evidence of meter readings.

Missing and outlier data points are replaced with an average of an individual hotel’s data. If not available, averages from similar hotels within the brand group, climate zone, or region are used.

Current-year December data is estimated based on average values from the previous December. Any differences between estimated and actual data will be incorporated in next year’s restated inventory.

Renewable electricity is only accounted for where the corresponding Renewable Energy Certificates or energy contracts are available, stating that the purchased electricity is 100% renewable. We only include data that is validated by internal teams and a trusted third-party verification provider, ensuring the integrity of our claims. The importance of improving our reporting processes has been recognised and efforts are being made to validate an even greater share of renewable energy across our hotels.

Note: Data from our Exclusive Partner brand (i.e. Iberostar Beachfront Resorts) are not included in our environmental data (or in the above tables).

Calculating GHG emissions

To calculate GHG emissions (CO2, N2O, CH4, HFCs), the GHG Protocol Corporate Accounting and Reporting Standard is used under the operational control approach. The most recent emissions factors are used from sources including IEA, USEPA, and DESNZ*, with all emissions reported in metric tonnes (tCO2e).

Emissions reporting aligns with IHG’s science-based target, focusing on material emissions approved by the Science-Based Targets initiative (SBTi). Scope 3 emission categories included Category 14 Franchises and Category

3	FERA.

In accordance with SECR regulations, IHG also reports UK emissions (Scope 3, Category 6) from business travel related to emissions from the transportation of employees for business-related activities in vehicles not owned or controlled by IHG. At present, the methodology does not cover broader Scope 3 categories but work is underway to develop a methodology for measuring these wider Scope 3 greenhouse gas emissions.

*	IEA: International Energy Agency, USEPA: United States Environmental Protection Agency, DESNZ: Department for Energy Security and Net Zero (UK).

76	IHG	Annual Report and Form 20-F 2024

Being a responsible business continued

Streamlined Energy and Carbon Reporting (SECR) continued

Emissions scope definitions

–

Scope 1 emissions are direct GHG emissions from the combustion of fuels on-site, in company-owned vehicles and from refrigerant losses from our managed, owned, leased and managed lease hotels and corporate offices.

–

Scope 2 emissions are indirect GHG emissions generated by the energy purchased or acquired by our managed, owned, leased and managed lease hotels and corporate offices. A market-based method has been used to calculate total GHG emissions as this aligns with our SBT, however we have also reported Scope 2 location-based emissions for reference in the table.

–

Scope 3 emissions are indirect GHG emissions that occur in IHG’s value chain. The Scope 3 emissions included within our SBT are material to IHG in accordance with the SBTi criteria. This includes Category 3 (FERA) from IHG’s managed, owned, leased and managed lease hotels and corporate offices, as well as Category 14 (Franchises), which includes the Scope 1 and 2 market-based emissions of our franchised hotels’ energy consumption and their Scope 3 FERA.

External verification

Each year we obtain third-party verification over our energy and carbon data to ISO 14064-3 to a limited level of assurance verification.

Restatement methodology

Restatements may be necessary due to the following reasons:

Methodology change: Adjustments in calculation methods or enhancements in the accuracy of emission factors or activity data that lead to a material impact on the reported data.

Corrections: The identification of material errors, with a threshold of +/-5%, or a series of cumulative errors that collectively have a material impact on the data.

Structural change: If we undergo a structural change affecting the scope of our reporting in future periods, we will recalculate the baseline for target-related data and any other relevant data to ensure consistent performance monitoring. IHG’s system size is continually changing as new hotels enter our system. As a result, we restate our emissions annually to include conversion hotels that were operational in previous years but not recorded in IHG’s system.

Our carbon, energy and water data has been verified by a third party, the verification statements can be found at ihgplc.com/responsible-business/ reporting

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	77

Our culture – where our values

lead us to act with integrity

Our culture shapes our actions and provides the foundation

for how we behave responsibly, guiding us in our mission

to deliver True Hospitality for Good.

Our values

Our values, championed by the Board and Executive Committee, shape our behaviours and business ethics, guiding the way we execute our strategy, make decisions, and fulfil our purpose.

Our structure

and governance

The IHG Board holds the ultimate responsibility for ensuring that our culture and working methods align with our purpose and strategy. Throughout the year, the Board and its Committees receive updates, presentations, and reviews of metrics, reports, and scorecards related to the progress of our strategic priorities, all viewed through the lens of governance and culture.

The Board actively challenges and supports the Group’s senior leaders, especially when there is a need to adjust policies or initiatives to maintain the alignment between strategy and culture.

The Board delegates the day-to-day responsibility of shaping and embedding the Company culture to the CEO, who, along with the Executive Committee
(EC), sets the tone from the top in fostering a workplace environment that encourages openness, honesty, and empowers employees to provide feedback and raise concerns. The EC is responsible for executing the Group’s strategy and keeping the Board updated on both the Group’s operations and its workplace culture.

IHG’s hotel development and operations are organised on a regional basis (Americas, EMEAA and Greater China) and are supported by global functions in the key areas of Marketing, Commercial and Technology, Finance, Human Resources, Corporate Affairs, and Business Reputation and Responsibility.

The management of regional and global teams is structured into leadership teams, each responsible for executing IHG’s strategic priorities in alignment with the Group’s culture and values.

Decisions regarding hotel developments and capital expenditures go through the relevant deal approval and expenditure committees, in accordance with the Group’s Global Delegation of Authority Policy (DOA). The DOA outlines the controls for financial commitments and expenditure approvals.

For commitments exceeding specified thresholds or certain types of proposals, approval from the Group’s Capital Committee is required, which reports to the EC. The Group’s corporate legal structure consists of over 350 subsidiaries worldwide, providing the legal framework necessary to support the Group in entering into contracts and making commitments.

Information on the Board’s monitoring and assessment of our culture is included on page 124.

78	IHG	Annual Report and Form 20-F 2024

Being a responsible business continued

Our culture continued

Code of Conduct

and related policies

IHG’s Code of Conduct (Code) sets the standard for how we do business at IHG, and underpins our commitment to providing True Hospitality for Good. The Code seeks to enable colleagues to make the right decisions, in compliance with the law and IHG’s expectations about conduct. The Board, EC and all colleagues working in IHG corporate offices, reservation centres, managed, owned, leased and managed lease hotels must comply with the Code. We expect those we do business with, including our franchisees, to uphold similar principles and standards. The Code is reviewed and approved by the Board on an annual basis, and is supported by annual e-learning requirements. We continue to enhance our engagement and measurement approaches. We monitor and assess how our values are being embedded into our culture through a variety of methods, such as through direct engagement, employee engagement surveys, tracking of e-learning completion and our confidential reporting hotline.

The Code contains an overview of our values and Group-level policies, including those relating to human rights, respect in the workplace, equal opportunities, accurate reporting, information security, anti-bribery and corruption, and the environment. It also provides guidance on how colleagues can raise concerns or seek further help.

Additional detail regarding other areas of the Code, such as our commitment to creating a culture of inclusion is on pages 55 and 56. Initiatives to respond to legal and regulatory uncertainties and ethical and social expectations are on page 49.

IHG’s Code of Conduct is available in 14 languages on the Company’s intranet and at ihgplc.com/en/investors/ corporategovernance/code-of-conduct

Speaking up

A core component of our people culture is respect in the workplace. IHG has zero tolerance to any form of discrimination, harassment or bullying, in line with our Respect in the Workplace Policy. While we uphold our responsibility to behave ethically and protect IHG’s reputation, it is possible that in limited instances, a colleague may act in a way that conflicts with the principles set out in the Code. Guidance is given to report concerns directly to line managers, supervisors or local HR representatives. A confidential reporting hotline and online reporting facility are available and globally advertised. Concerns can also be reported to the Head of Risk and Assurance or the General Counsel and Company Secretary. The Board routinely reviews summaries of reported concerns and ensures that processes are in place for investigations and follow-up.

Safety and security

IHG is dedicated to ensuring a safe, secure, and healthy environment for all colleagues, guests, and visitors. All operations must adhere to relevant health, safety, and security laws. In addition to legal compliance, IHG proactively seeks opportunities to enhance the management of safety and security risks, implementing mandatory Brand Safety Standards across all hotels worldwide to ensure consistency. Initiatives addressing safety and security risks can be found on page 50.

Bribery and corruption

IHG is committed to operating with integrity. Colleagues are not permitted to engage in bribery or any form of financial crime, including fraud, money laundering, violations or circumvention of economic and trade sanctions and tax evasion or the facilitation of tax evasion. This standard also applies to agents, consultants and other service providers who do work on our behalf.

Our Anti-Bribery Policy sets out our zero tolerance approach and is applicable to all Directors, EC members, employees and colleagues in managed, owned, leased and managed lease hotels. It is accompanied by anti-bribery content in our mandatory Code of Conduct e-learning module.

Our Gifts and Entertainment Policy and guidance further support our approach in this area.

Initiatives to respond to legal, regulatory, ethical and compliance risks are more broadly discussed on page 49.

Handling information responsibly

We are committed to ensuring that guests, loyalty programme members, colleagues, shareholders, owners and other stakeholders trust the way we manage data. As part of our privacy and information security programmes, we have standards, policies and procedures in place to manage how personal data can be used and should be protected. Our e-learning training for employees on handling information responsibly is a mandatory annual requirement and covers topics such as password and email security, using personal data in accordance with our policies and privacy commitments, how to work with vendors, and transferring data securely. This year we held tabletop exercises to practise our ability to detect and respond to potential security events.

We continue to develop our privacy and security programmes to address evolving requirements and take account of developing best practice. The Board regards cybersecurity as a critical business discipline and it regularly receives updates on the Group’s cybersecurity risk management and control arrangements.

See page 48 for further detail on uncertainties relating to data and information usage, storage, security and transfer.

Our behaviours

By demonstrating our growth behaviours, our leaders and employees create an environment that encourages high performance, while operating responsibly in a way that helps us achieve our strategic priorities and purpose. Our policies, communications, learning programmes and performance management processes reflect these behaviours, ensuring they act as a compass for how we do things and help us create an inclusive culture for all.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	79

Human rights

An integral part of our global approach to responsible business is to drive respect for and advance human rights in accordance with internationally recognised standards. Our Human Rights Policy sets out our commitment to respect the human rights of all individuals impacted by our business activities – our guests, our colleagues, workers in our supply chain and the communities in which we operate – and our expectation that those with whom we do business – including our suppliers, owners, and franchisees – uphold similar standards.

We seek to advance human rights by working with others to strengthen our practices and address common industry challenges, including through our membership of the World Sustainable Hospitality Alliance.

This year, teams across the business continued to collaborate to gain a deeper understanding of how our salient human rights are being identified and to address findings of our 2023 global human rights assessment.

Driving compliance with IHG’s Responsible Labour Requirements (RLRs) across our managed, owned, leased and managed lease estate remains a priority for the human rights programme.

In 2024, we launched new e-learning on responsible recruitment and labour practices to build internal capabilities to identify and address common risks faced by migrant workers during recruitment and working in hotels. We also conducted on-site assessments including direct worker engagement, with selected hotels to evaluate implementation of the RLRs and to better understand current practices and common challenges.

Action plans to address areas for improvement, as well as learnings to further enhance the RLRs, are in development.

In 2024, we also completed a review of our confidential reporting hotline to ensure alignment with the effectiveness criteria outlined in the UN Guiding Principles on Business and Human Rights and continued to strengthen human rights due diligence in our supply chain.

For further details on our human rights progress, please see page 17 of our Responsible Business Report and our Modern Slavery Statement.

Section 172 statement

Details of how the Directors have had regard to the
matters set forth in Section 172(1)(a) to (f) of the
Companies Act 2006 is provided in the Section 172
statement on pages 124 to 125.

Further details can be found throughout the Strategic
and Governance Reports, including in our key

Climate-related financial disclosures

In accordance with Section 414CB of the UK Companies
Act 2006, the required climate-related financial information disclosures can be found integrated throughout the
Strategic Report, primarily in the TCFD report on pages 68
to 73.

Reporting requirements

stakeholder engagement disclosures on pages 42 and 43.

Non-financial and sustainability

information statement

Non-financial and sustainability information, produced to comply with sections 414CA and 414CB of the Companies Act 2006, including a description of policies, due diligence processes, outcomes and risks and opportunities can be found as set out below. Internal verification and disclosure controls apply to all information covered in these areas.

–  Impact of the Company’s activities on the environment on pages 52 to 63, 68 to 73, and 74 to 76.

–  Social matters on pages 58 and 59.

–  Anti-corruption and anti-bribery matters on page 78.

–  Employee matters on pages 53 to 57, 125, 139, 142 to 143 and 165 to 166.

–  Respect for human rights on page 79.

–  A description of the Group’s business model on pages 22 to 27.

–  The Group’s principal risks on pages 46 to 51.

–  The Group’s KPIs on pages 38 to 41.

 See our relevant policies at
ihgplc. com/responsible-business

Page
a) Group’s governance for assessing and managing climate-related risks and opportunities	69 and 122
b) How climate-related risks and opportunities are identified, assessed and managed	70 to 72
c) How processes for identifying, assessing, and managing climate-related risks are integrated into the overall Group Risk Management	70 and 44 to 51
d) Description of climate-related risks and opportunities, and time periods over which they are assessed	70 to 72
e) Impact of the climate-related risks and opportunities on the Group’s business model and strategy	71 to 72
f) Analysis of the resilience of the Group’s business model and strategy (climate-related scenarios)	70
g) Targets used by the Group to manage climate-related risks and to realise climate-related opportunities	73
h) Key performance indicators (including basis of calculating) used to assess progress against targets identified under (g)	41 and 74 to 76

80	IHG	Annual Report and Form 20-F 2024

Being a responsible business continued

Our culture continued

Responsible procurement

Growing our business innovatively and sustainably, while working to the highest standards of business conduct, plays a crucial role in our supplier selection processes and in how we continue to work with our existing suppliers. We are committed to working with suppliers who meet our ethical standards and also share the values of our responsible business plan – Journey to Tomorrow.

What we do already

Our supply chains are split between hotel and corporate spend. Hotel procurement predominately occurs at the local level because our hotels are primarily owned by independent third-party franchisees responsible for managing their own supply chains.

In key markets the IHG Global Procurement team has created procurement programmes for certain goods and services related to building, opening, renovating and operating a hotel, which hotels and owners can leverage. Our corporate supply chain covers expenditure areas such as technology, office buildings and facilities management, marketing and professional services.

To help manage and monitor our corporate supply chain Enterprise Procurement Policy, a Centralised Purchase Order Desk and a Purchase Order system is in place to govern and oversee third-party corporate expenditure. We continue to roll out our procure-to-pay systems to support owned, leased and managed hotels in key markets. Several global technology and outsourcing providers have been identified as strategic supplier relationships given the nature of their services. IHG engages with these suppliers to harness innovation, provide customer service, manage risk, and promote value realisation.

We continue to integrate responsible business pre-contract criteria in our supply chain due diligence activities. To ensure that suppliers operate with the same integrity and respect as we do, IHG requires new corporate suppliers to confirm their acceptance of the IHG Supplier Code of Conduct (Supplier Code) at the onboarding stage or demonstrate that they have equivalent policies in place.

At the end of 2024, 100% of new suppliers had signed the Supplier Code. It is also a contractual requirement for centrally-negotiated programmes from which our hotels can purchase.

Recommended sourcing guidance is additionally provided to managed and franchised hotels when purchasing locally.

Our new source-to-contract management technology solution contains a supplier management module enriched with additional data feeds to provide a broader view of the supplier, including better visibility of IHG’s focus areas such as labour practices, sustainability, and financial risks.

IHG continues to comply with the statutory reporting duties on payment practices and performance.

Corporate and hotel supply activities are driven by our Global Procurement strategy and guided by our responsible business agenda, with oversight from IHG’s Responsible Business Committee. In 2024 we continued to build our risk programmes with refreshed risk profiles based on IHG’s material supply chain risks. Recognising that global supply chain risks go beyond Procurement, we continue cross-functional collaboration through the Supply Chain Risk Leadership Council.

What we achieved in 2024

We advanced our digital procurement strategy, implementing a new, source-to-contract system and a new financial risk rating tool which provides improved insight across both public and private suppliers, helping us better assess supplier financial risk.

We have matured and automated our approach to supplier due diligence, incorporating a revised due diligence questionnaire into our new digital procurement system, covering both environmental and human-rights related topics.

This year, we have introduced an updated Responsible Sourcing Guide for our suppliers and wider Global Procurement function that includes a set of relevant third-party certifications and guidelines by commodity, intended to support and educate our suppliers in high-risk supply chain operations.

As a founding member of the Hospitality Alliance for Responsible Procurement (HARP), facilitated by EcoVadis, we leveraged this partnership to develop and deliver a comprehensive Decarbonisation learning plan for high-emitting suppliers.

After an EcoVadis benchmarking exercise, we expanded platform usage with new usage criteria for suppliers, increased the number of supplier invitations and increased scope to include both hotel and corporate suppliers.

To date, we have requested 188 suppliers globally to participate in the EcoVadis sustainability assessment.

This year we further developed the programme by beginning to work with suppliers to improve their sustainability performance through identifying, issuing and developing corrective action plans.

We commenced a supply chain engagement exercise to learn more about transparency in the supply chain. Surveys were distributed in 2024 and learnings will be addressed in 2025.

In 2024, we began collaborating with a leading third party to pilot supplier audits in AMER and EMEAA, focusing on labour and environmental practices. This builds on the existing on-site supplier audit programme in Greater China.

What’s to come

Next year, we will further establish our collaborative relationships within the HARP network and plan to support suppliers’ capabilities to address Human Rights risks in their supply chains.

We will initiate a review of both our Procurement Policy and Supplier Code of Conduct to align with our two-year review cycle for these crucial governance documents.

Working in collaboration with our suppliers, we will continue to strengthen our approach to ongoing supplier due diligence. We will complete our pilot of a supplier audit programme to support our supply chain engagement exercise initiated this year.

In 2025, we will continue the ongoing deployment of integrated procure-to-pay systems in managed hotels. This initiative aims to build upon the existing foundations to enhance our current deployments and expand coverage to additional markets.

We will remain committed to promoting the implementation of sustainable solutions that align with our Journey to Tomorrow commitments and enhance hotel supply chains for ECMs. Additionally, within the framework of HARP, we will continue to collaborate with our identified suppliers to provide education and training on carbon reduction.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	81

Chief Financial Officer’s review

Operating profit

Operating profit of $1,041m decreased by $25m from the prior year. Operating profit from reportable segments[a] increased to $1,124m compared to $1,019m in 2023.

Revenue growth through a combination of RevPAR, system expansion and ancillary fee streams, combined with cost management resulted in a 1.9%pts increase in fee margin[a] to 61.2%. We achieved this while continuing to reinvest in the business.

Cash generation and liquidity

We generated net cash from operating activities of $724m and adjusted free cash flow[a] decreased by $182m to $655m, compared to the prior year. During 2024, we returned over $1.0bn to shareholders through a combination of ordinary dividends and share buybacks.

Our net debt:adjusted EBITDA ratio at the end of the year finished at 2.3x, beneath the 2.5–3.0x range we aim to maintain.

The Board has proposed a final dividend of 114.4¢, +10% vs 2023, taking the dividend for the year to 167.6¢. The Board has also approved a further share buyback programme to return an additional $900m to shareholders.

Our uses of cash remain unchanged: ensuring the business is appropriately invested in to optimise growth; funding a sustainably growing dividend; and then returning excess funds to shareholders.

Future growth
and 2025 priorities

We continue to focus on our multi-year commitment to enhance our brands, loyalty programme, technology platforms and ancillary fee streams.

We are confident that the strength of our enterprise platform and our operating model will continue to drive value creation in line with our growth algorithm, enabling further investment for future growth and additional shareholder returns.

Michael Glover

Chief Financial Officer

In 2024, increased demand led to continued RevPAR growth, and we further expanded our estate globally. These factors combined with changes to System Fund arrangements, which lowered the loyalty assessment fee that owners pay into the System Fund, and the new co-brand credit card agreements, resulted in solid revenue growth. Sustained fee margin[a] expansion drove increased profitability, and our well-established cash-generative business model and strong balance sheet resulted in over $1bn returned to shareholders, while continuing to support investment for future growth.

Trading performance

We continued to position IHG as the preferred choice for guests and owners by further strengthening our loyalty and technology platforms, expanding our estate into new markets and improving owner economics.

Strong Groups, Business and Leisure demand supported global RevPAR growth of 3.0%, driven by increases in both rate and occupancy.

Although performance varied by quarter across all regions, full year RevPAR in the Americas and EMEAA increased compared to 2023, while Greater China decreased having been impacted by prior year comparatives and shifts in demand mix, including the expansion of outbound leisure travel.

System growth

The strength of our brands and enterprise contributed to gross system growth of 6.2%.

Conversions represented around half of openings and signings. In the year, 106.2k rooms were signed, including 17.7k rooms that entered the pipeline with the NOVUM Hospitality agreement. This will see IHG’s presence in Germany double and strengthen our position in this priority market.

Our ongoing commitment to the quality and consistency of our estate resulted in a removals rate of 1.9%. Net system size increased by 4.3% year-on-year.

a.

Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 103 to 108, and reconciliations to IFRS figures, where they have been adjusted, are on pages 266 to 272.

82	IHG	Annual Report and Form 20-F 2024

Performance

Group

Group Income Statement summary

	12 months ended 31 December

	2024 $m	2023 $m	2024 vs 2023 % change	2022 $m	2023 vs 2022 % change

Revenue[a]

Americas	1,141	1,105	3.3	1,005	10.0

EMEAA	748	677	10.5	552	22.6

Greater China	161	161	–	87	85.1

Central	262	221	18.6	199	11.1

Revenue from reportable segments[b]	2,312	2,164	6.8	1,843	17.4

System Fund and reimbursable revenues	2,611	2,460	6.1	2,049	20.1

Total revenue	4,923	4,624	6.5	3,892	18.8

Operating profit[a]

Americas	828	815	1.6	761	7.1

EMEAA	270	215	25.6	152	41.4

Greater China	98	96	2.1	23	317.4

Central	(72)	(107)	(32.7)	(108)	(0.9)

Operating profit from reportable segments[b]	1,124	1,019	10.3	828	23.1

Analysed as:

Fee business	1,085	992	9.4	805	23.2

Owned, leased and managed lease	45	29	55.2	19	52.6

Insurance activities	(6)	(2)	200.0	4	NM	[c]

System Fund and reimbursable result	(83)	19	NM [c]	(105)	NM	[c]

Operating profit before exceptional items	1,041	1,038	0.3	723	43.6

Operating exceptional items	–	28	NM [c]	(95)	NM	[c]

Operating profit	1,041	1,066	(2.3)	628	69.7

Net financial expenses	(140)	(52)	169.2	(96)	(45.8)

Analysed as:

Adjusted interest expense[b]	(165)	(131)	26.0	(122)	7.4

System Fund interest	50	44	13.6	16	175.0

Foreign exchange (losses)/gains	(25)	35	NM [c]	10	250.0

Fair value (losses)/gains on contingent purchase consideration	(4)	(4)	0.0	8	NM	[c]

Profit before tax	897	1,010	(11.2)	540	87.0

Tax	(269)	(260)	3.5	(164)	58.5

Analysed as:

Adjusted tax[b]	(262)	(253)	3.6	(194)	30.4

Tax attributable to System Fund	(4)	(3)	33.3	–	NM	[c]

Tax on foreign exchange (losses)/gains	(3)	3	NM [c]	4	(25.0)

Tax on exceptional items and exceptional tax	–	(7)	NM [c]	26	NM	[c]

Profit for the year	628	750	(16.3)	376	99.5

Adjusted earnings[d]	697	635	9.8	511	24.3

Basic weighted average number of ordinary shares (millions)	161.2	169.0	(4.6)	181.0	(6.6)

Earnings per ordinary share

Basic	389.6¢	443.8¢	(12.2)	207.2¢	114.2

Adjusted[b]	432.4¢	375.7¢	15.1	282.3¢	33.1

Dividend per share	167.6¢	152.3¢	10.0	138.4¢	10.0

Average US dollar to sterling exchange rate	$1:£0.78	$1:£0.80	(2.5)	$1:£0.81	(1.2)

a.

Americas and EMEAA include revenue and operating profit before exceptional items from both fee business and owned, leased and managed lease hotels. Greater China includes revenue and operating profit before exceptional items from fee business.

b.

Definitions for non-GAAP measures can be found in the ‘Key performance measures and non-GAAP measures’ section on pages 103 to 108 along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements which can be found on pages 266 to 272.

c.	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

d.	Adjusted earnings as used with adjusted earnings per share, a non-GAAP measure.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	83

Highlights for the year

ended 31 December 2024

Trading increased in the year, benefiting from normalised demand across many key markets. In the Americas, trading in the second half of the year exceeded the first half, with both Groups and Business ahead of 2023 levels. EMEAA saw continued strength, with performance normalising in several markets across this diverse region. Greater China was impacted by strong prior year comparatives and the shifting demand patterns, including an expansion of leisure travel to other markets, particularly elsewhere in Asia Pacific, as seen benefiting demand in our EMEAA region.

Revenue

RevPAR increased year-on-year by 2.6% in the first quarter, 3.2% in the second quarter, 1.5% in the third quarter, 4.6% in the fourth quarter and 3.0% in the full year. Compared to 2023, average daily rate increased by 2.1% and occupancy was 0.6%pts higher.

Our other key driver of revenue, net system size, increased by 4.3% year-on-year to 987,125 rooms.

Total revenue increased by $299m (6.5%) to $4,923m, including a $151m increase in System Fund and reimbursable revenue. Revenue from reportable segmentsa increased by $148m (6.8%) to $2,312m, driven by the improved trading conditions, and the revenue recognised from the sale of loyalty points and co-brand credit card fees. Underlying revenuea increased by $157m (7.3%) to $2,304m, with underlying fee revenuea increasing by $111m (6.7%) to $1,774m. Owned, leased and managed lease revenue increased by $44m (9.3%) to $515m.

Operating profit and margin

Operating profit decreased by $25m from $1,066m to $1,041m, including the non-repeat of $28m operating exceptional income recorded in the prior year, and a $102m decrease in the reported System Fund and reimbursable result, from a $19m profit in 2023 to a $83m loss in 2024.

Operating profit from reportable segmentsa increased by $105m (10.3%) to $1,124m. Fee business operating profit increased by $93m (9.4%) to $1,085m, due to the improvement in trading which drove a $10m increase in incentive management fees to $178m, combined with the recognition of ancillary fee revenue. Owned, leased and managed lease operating profit improved from $29m to $45m. Underlying operating profita increased by $118m (11.7%) to $1,128m.

Fee margina increased by 1.9%pts over the prior year to 61.2%. Around 1.3%pts was driven by operational leverage as a result of strong trading. A further 0.6%pts was due to a portion of proceeds from the sale of certain loyalty points, together with other ancillary revenues, now being reported within IHG’s results from reportable segments.

The impact of the movement in average USD exchange rates for 2023 compared to 2024 netted to a $12m impact on operating profit from reportable segmentsa when calculated as restating 2023 figures at 2024 exchange rates, but negatively impacted operating profit from reportable segmentsa by $16m when applying 2023 rates to 2024 figures.

If the average exchange rate during January 2025 had existed throughout 2024, the 2024 operating profit from reportable segmentsa would have been $12m lower.

System Fund and reimbursable result

The Group operates a System Fund to collect and administer assessments from hotel owners for specified purposes of use including marketing, reservations, certain hotel services and the Group’s loyalty programme, IHG One Rewards. The System Fund also benefits from certain proceeds from the sale of loyalty points under third-party co-branding arrangements and the sale of points directly to members and other third parties. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of hotels in the IHG system with the objective of driving revenues for the hotels in the system.

The growth in the IHG One Rewards programme means that, although assessments are received from hotels upfront when a member earns points, more revenue is deferred each year than is recognised in the System Fund. This can lead to accounting losses in the System Fund each year as the deferred revenue balance grows which do not necessarily reflect the Fund’s position and the Group’s capacity to invest.

Reimbursable revenues represent reimbursements of expenses incurred on behalf of managed and franchised properties and relate, predominantly, to payroll costs at managed properties where IHG is the employer. As IHG records reimbursable expenses based upon costs incurred with no added mark up, this revenue and related expenses have no impact on either operating profit or net profit for the year.

In the year to 31 December 2024, System Fund and reimbursable revenues increased $151m (6.1%) to $2,611m. The positive impact of continued strength in travel demand was partially offset by the changes to the System Fund arrangement that included a reduction in owner loyalty assessments and a portion of the revenue from the sale of certain loyalty points, together with certain other ancillary revenues, that are now being reported within IHG’s results from reportable segmentsa.

The reported System Fund and reimbursable result declined to an $83m loss from a $19m profit, primarily due to the increased investments in marketing, loyalty, and commercial activities, combined with the aforementioned changes to the System Fund arrangement.

a.

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 103 to 108. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272.

84	IHG	Annual Report and Form 20-F 2024

Performance continued

Group continued

Operating exceptional items

Exceptional items are identified by virtue of their size, nature or incidence and are excluded from the calculation of adjusted earnings per ordinary sharea as well as other Non-GAAP measures in order to allow a better understanding of the underlying trading performance and trends of the Group and its reportable segments. Examples of exceptional items can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes and reorganisation costs.

Operating exceptional items for the year to 31 December 2024 net to $nil (2023: $28m). 2024 comprised costs of $12m relating to litigation and commercial disputes offset by $12m of impairment reversals, which are classified as exceptional for consistency with the treatment of the corresponding impairments in 2020.

Further information on exceptional items can be found in note 6 to the Group Financial Statements.

Net financial expenses

Net financial expenses increased to $140m from $52m. Net financial expenses include foreign exchange losses of $25m (2023: $35m gain), total interest costs on public bonds, which are fixed rate debt, of $123m (2023: $78m) and interest expense on lease liabilities of $30m (2023: $29m).

Adjusted interesta which excludes exceptional finance expenses and foreign exchange gains/losses and adds back interest attributable to the System Fund, increased by $34m to an expense of $165m. The increase in adjusted interesta was primarily driven by an increase in interest on bonds of $45m and interest attributable to the System Fund of $6m, partially offset by a $24m increase in financial income.

Interest expense on lease liabilities was $30m (2023: $29m).

Fair value gains and losses on contingent purchase consideration

Contingent purchase consideration arose on the acquisition of Regent. The net loss of $4m (2023: $4m) is principally due to the impact of the unwind of the discount due to the passage of time. The total contingent purchase consideration liability at 31 December 2024 is $73m (31 December 2023: $69m).

Taxation

The adjusted tax ratea for 2024 was 27% (2023: 28%). Taxation within exceptional items totalled $nil (2023: charge of $7m) and relates to the tax impacts of the operating exceptional items. Tax paid in 2024 totalled $309m (2023: $243m).

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

IHG’s Approach to Tax policy is available at ihgplc.com/responsible-business under policies.

Earnings per ordinary share

The Group’s basic earnings per ordinary share is 389.6¢ (2023: 443.8¢). Adjusted earnings per ordinary sharea increased by 56.7¢ to 432.4¢.

Dividends and returns

The Board is proposing a final dividend of 114.4¢ in respect of 2024, which is growth of 10% on 2023. With the interim dividend of 53.2¢ paid in October 2024, the total dividend for the year would therefore be 167.6¢, representing an increase of 10%. The ex-dividend date is Thursday 3 April 2025 and the Record Date is Friday 4 April 2025. The corresponding dividend amount in Pence Sterling per ordinary share will be announced on Monday 28 April 2025, calculated based on the average of the market exchange rates for the three working days commencing 23 April 2025. Subject to shareholder approval at the AGM on Thursday 8 May 2025, the dividend will be paid on Thursday 15 May 2025.

The dividend payments in 2024 have returned $259m to IHG’s shareholders. An additional $800m of surplus capital was returned to shareholders through a share buyback programme that concluded in December 2024. This repurchased 7,544,912 shares at an average price of £82.41 per share and reduced the total number of voting rights in the Company by 4.6%.

The Board has approved a further share buyback programme to return an additional $900m to shareholders in 2025.

Share price and market capitalisation

The IHG share price closed at £99.54 on Tuesday 31 December 2024, up 40.4% from £70.90 on 29 December 2023. The market capitalisation of the Group at the year-end was £15.8bn.

For a discussion of 2023 results, and the changes compared to 2022, refer to the 2023 Annual Report and Form 20-F.

ihgplc.com/investors
under Annual Report.

Accounting principles

The Group results are prepared under International Financial Reporting Standards (IFRS) as described on page 197 of the Group Financial Statements. The application of IFRS requires management to make judgements, estimates and assumptions, and those considered critical to the preparation of the Group results are set out on page 198.

The Group discloses certain financial information both including and excluding exceptional items. For comparability of the periods presented, some of the performance indicators in this performance review are calculated after eliminating these exceptional items. An analysis of exceptional items is included in note 6.

a.

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 103 to 108. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	85

Adjusted EBITDAa reconciliation

	12 months ended 31 December

	2024 $m	2023 $m	2024 vs 2023 $m change	2022 $m	2023 vs 2022 $m change

Cash flow from operations	1,149	1,219		961

Cash flows relating to exceptional items	(8)	29		43

Impairment (loss)/reversal on financial assets	(16)	1		(5)

Other impairment charges	(6)	–		–

Other non-cash adjustments to operating profit	(77)	(60)		(61)

System Fund and reimbursable result	83	(19)		105

System Fund depreciation and amortisation	(80)	(83)		(86)

Other non-cash adjustments to System Fund result	(37)	(23)		(24)

Working capital and other adjustments	(56)	(79)		(101)

Capital expenditure: contract acquisition costs net of repayments	237	101		64

Adjusted EBITDA[a]	1,189	1,086	103	896	190

Group Cash Flow summary

	12 months ended 31 December

	2024 $m	2023 $m Re-presented [b]	2024 vs 2023 $m change	2022 $m Re-presented [b]	2023 vs 2022 $m change

Adjusted EBITDA[a]	1,189	1,086	103	896	190

Working capital and other adjustments	56	79		101

Repayments/(payments) related to investments supporting the Group’s insurance activities	5	(11)		7

Impairment loss/(reversal) on financial assets	16	(1)		5

Other impairment charges	6	–		–

Other non-cash adjustments to operating profit	77	60		61

System Fund and reimbursable result	(83)	19		(105)

Non-cash adjustments to System Fund result	117	106		110

Capital expenditure: key money contract acquisition costs, net of repayments	(206)	(101)		(64)

Capital expenditure: gross maintenance	(31)	(38)		(44)

Net interest paid	(113)	(83)		(104)

Tax paid	(309)	(243)		(211)

Principal element of lease payments, net of finance lease receipts	(42)	(28)		(36)

Purchase of own shares by employee share trusts	(27)	(8)		(1)

Adjusted free cash flow[a]	655	837	(182)	615	222

Cash flows relating to exceptional items	8	(29)		(43)

Capital expenditure: gross recyclable investments	(68)	(50)		(15)

Capital expenditure: gross System Fund capital investments	(45)	(46)		(35)

Deferred purchase consideration paid	(13)	–		–

Disposals and repayments, including proceeds from other financial assets	15	8		9

Repurchase of shares, including transaction costs	(804)	(790)		(482)

Dividends paid to shareholders	(259)	(245)		(233)

Dividends paid to non-controlling interest	–	(3)		–

Net cash flow before other net debt[a] movements	(511)	(318)	(193)	(184)	(134)

Add back principal element of lease repayments	46	28		36

Exchange and other non-cash adjustments	(45)	(131)		178

(Increase)/decrease in net debt[a]	(510)	(421)	(89)	30	(451)

Net debt[a] at the beginning of the year	(2,272)	(1,851)		(1,881)

Net debt[a] at the end of the year	(2,782)	(2,272)	(510)	(1,851)	(421)

a.

Definitions for non-GAAP measures can be found in the ‘Key performance measures and non-GAAP measures’ section on pages 103 to 108. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272.

b.	Re-presented to reflect the updated definition of adjusted free cash flow (see pages 107 to 108).

86	IHG	Annual Report and Form 20-F 2024

Performance continued

Group continued

Cash flow from operations

For the year ended 31 December 2024, cash flow from operations was $1,149m, a decrease of $70m on the previous year. This was led by the decrease in System Fund and reimbursable result together with increased contract acquisition costs, partly offset by higher operating profit from reportable segmentsa. Cash flow from operations is the principal source of cash used to fund interest and tax payments, capital expenditure, ordinary dividend payments and additional returns of capital of the Group.

Adjusted free cash flowa

Adjusted free cash flowa was an inflow of $655m, a decrease of $182m on the prior year. Adjusted EBITDAa increased by $103m due to the improvement in trading and the expansion of ancillary fee streams. This was offset by a $102m decrease in the System Fund and reimbursable result, reflecting increased investments in marketing, loyalty and commercial activities together with a decline in revenues driven by the changes to the System Fund arrangement described above, a $105m increase in key money contract acquisition costs net of repayments, a $30m increase in net interest paid reflecting the increase in average net debt and $66m higher tax payments. Working capital and other adjustments of $56m includes $214m of cash inflow related to deferred revenue, driven primarily by the $124m related to the loyalty programme and $100m of upfront cash flows associated with the new US co-brand credit card agreements.

Net and gross capital expenditure

Net capital expenditurea was $253m (2023: $146m) and gross capital expenditurea was $350m (2023: $242m). Gross capital expenditurea comprised: $206m of key money contract acquisition costs; $31m of maintenance; $68m gross recyclable investments; and $45m System Fund capital investments. Net capital expenditurea includes offsets from disposals of property, plant and equipment of $9m, proceeds from other financial assets of $6m, and $82m System Fund depreciation and amortisation.

Net debta

Net debta increased by $510m from $2,272m at 31 December 2023 to $2,782m at 31 December 2024. There were $1,063m of payments related to ordinary dividends and the share buyback programmes, including transaction costs, during the year. The change in net debta includes adverse net foreign exchange impacts of $3m and $42m of other non-cash adjustments.

Cash and borrowings

Net debta of $2,782m (2023: $2,272m) is analysed by currency as follows:

	2024 $m	2023 $m

Borrowings

Sterling*	1,473	2,076

US dollar*	2,290	1,481

Euros	3	4

Other	24	33

Cash and cash equivalents

Sterling	(462)	(918)

US dollar	(369)	(266)

Euros	(26)	(19)

Canadian dollar	–	(7)

Chinese renminbi	(99)	(55)

Other	(52)	(57)

Net debt[a]	2,782	2,272

Average net debt level	2,639	2,155

*	Including the impact of derivative financial instruments.

Cash and cash equivalents includes $2m (2023: $30m) that is not available for use by the Group due to local exchange controls, $15m (2023: $14m) which is restricted for use on capital expenditure under hotel lease agreements and $5m (2023: $12m) subject to contractual and regulatory restrictions.

Information on the maturity profile and interest structure of borrowings is included in notes 21 to 23 to the Group Financial Statements.

Borrowings included bank overdrafts of $17m (2023: $44m), which were matched by an equivalent amount of cash and cash equivalents under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution, and the Group pays interest on net overdraft balances within each pool.

Overseas subsidiaries are typically in a cash-positive position and the matching overdrafts are held by the Group’s central treasury company in the UK.

Information on the Group’s approach to allocation of capital resources can be found on pages 24 and 25.

Sources of liquidity

As at 31 December 2024, the Group had total liquidity of $2,319m (31 December 2023: $2,572m), comprising $1,350m of undrawn bank facilities and $969m of cash and cash equivalents (net of overdrafts and restricted cash). The change in total liquidity from December 2024 of $253m is primarily due to net cash outflows of $511mb, offset by net additional bond funding and repayment of currency swaps of $242m.

The Group currently has $3,257m of sterling and euro bonds outstanding. The bonds mature in August 2025 (£300m), August 2026 (£350m), May 2027 (€500m), October 2028 (£400m), November 2029 (€600m) and September 2031 (€750m). There are currency swaps in place on the euro bonds, fixing the May 2027 bond at £436m, the November 2029 bond at $657m and the September 2031 bond at $834m. The Group currently has senior unsecured long-term credit ratings of BBB from S&P and Baa2 from Moody’s.

The Group is further financed by a $1.35bn syndicated bank revolving credit facility (RCF). The final one-year extension option was exercised during the year and the facility now matures in 2029. There are two financial covenants: interest cover and leverage ratio. Covenants are tested at half year and full year on a trailing 12-month basis. The leverage ratio requires Covenant net debt to Covenant EBITDA below 4.0:1 and the interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1.

At 31 December 2024 the leverage ratio was 2.35 and the interest cover ratio was 9.72. See note 23 to the Financial Statements for further information. The RCF was undrawn at 31 December 2024.

a.

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 103 to 108. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272.

b.	As shown in the Cash Flow summary on page 85.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	87

The Group is in compliance with all of the applicable financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.

It is management’s opinion that the current working capital levels and available facilities are sufficient for the Group’s present liquidity requirements.

Off-balance sheet arrangements

At 31 December 2024, the Group had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contingent liabilities

Contingent liabilities include guarantees over loans made to facilitate third-party ownership of hotels of up to $31m. The Group may also be exposed to additional liabilities resulting from litigation and security incidents. See note 29 to the Group Financial Statements for further details.

Future cash requirements from contractual obligations

The Group’s future cash flows arising from contractual commitments relating to long-term debt obligations (including interest payable), derivatives, lease liabilities and other financial liabilities are analysed in note 23 to the Group Financial Statements.

Other cash requirements relate to future pension scheme contributions (see note 26 to the Group Financial Statements) and capital commitments (see note 29 to the Group Financial Statements).

The Group also has future commitments for key money payments which are contingent upon future events and may reverse.

Disaggregation of total gross revenue in IHG’s system

Total gross revenue provides a measure of the overall strength of the Group’s brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, exclusive partner and owned, leased and managed lease hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties. The definition of this key performance measure can be found on page 103.

	12 months ended 31 December

	2024 $bn	2023 $bn	% change[a]

Analysed by brand

InterContinental	5.3	5.1	3.3

Kimpton	1.4	1.3	5.6

Hotel Indigo	1.0	0.9	14.9

Crowne Plaza	3.7	3.7	0.5

Holiday Inn Express	9.6	9.2	3.8

Holiday Inn	6.0	6.0	1.7

Staybridge Suites	1.3	1.2	6.6

Candlewood Suites	0.9	0.9	5.4

Other[b]	4.2	3.3	25.0

Total	33.4	31.6	5.7

Analysed by ownership type

Franchised[c] (revenue not attributable to IHG)	21.2	20.0	5.8

Managed (revenue not attributable to IHG)	11.7	11.1	5.3

Owned, leased and managed lease (revenue recognised in Group income statement)	0.5	0.5	9.7

Total	33.4	31.6	5.7

Total gross revenue in IHG’s system increased by 5.7% (6.5% increase at constant currency) to $33.4bn as a result of improved trading conditions and growth in the number of hotels in our system.

a.	Year-on-year percentage movement calculated from source figures.

b.	Includes Holiday Inn Club Vacations.

c.	Includes exclusive partner hotels.

88	IHG	Annual Report and Form 20-F 2024

Performance continued

Group continued

Group hotel and room count

		Hotels		Rooms

At 31 December	2024	Change over 2023	2024	Change over 2023

Analysed by brand

Six Senses	27	2	1,950	189

Regent	11	1	3,212	125

InterContinental	227	5	73,784	284

Vignette Collection	20	9	3,965	1,682

Kimpton	77	(1)	14,031	310

Hotel Indigo	169	16	22,793	2,575

voco	87	25	20,376	4,869

HUALUXE	22	2	6,002	473

Crowne Plaza	415	7	113,624	1,392

EVEN Hotels	33	7	5,082	1,151

Holiday Inn Express	3,237	66	343,957	7,640

Holiday Inn	1,249	47	225,332	9,422

Garner	23	21	2,400	2,242

avid hotels	76	9	6,802	775

Atwell Suites	6	4	556	370

Staybridge Suites	335	10	36,523	1,203

Holiday Inn Club Vacations	30	–	9,868	342

Candlewood Suites	392	16	34,817	1,320

Iberostar Beachfront Resorts	55	6	19,586	1,986

Other	138	14	42,465	2,572

Total	6,629	266	987,125	40,922

Analysed by ownership type

Franchised[a]	5,596	240	718,217	37,616

Managed	1,017	27	264,872	3,501

Owned, leased and managed lease	16	(1)	4,036	(195)

Total	6,629	266	987,125	40,922

a.	Includes exclusive partner hotels.

Openings of 59,117 rooms (371 hotels) represented an 11,198 rooms (96 hotels) increase from 2023, including 10,186 rooms (58 hotels) conversions as part of the NOVUM Hospitality agreement.

During the year, 29,053 rooms (186 hotels) opened in the Holiday Inn Brand Family. Other notable openings included the return of Regent to the US, and the international expansion of Garner into the UK, Germany and Japan since being franchise-ready in the US in September 2023. Conversions represented around half of all openings.

As we continued to focus on the quality of our estate, 18,195 rooms (105 hotels) left the IHG system in 2024, compared to 13,343 rooms (76 hotels) in 2023. The removals rate of 1.9% increased against 1.5% in the prior year.

Net system size increased by 4.3% year-on-year to 987,125 rooms.

Total number of hotels
6,629
2023: 6,363

Total number of rooms
987,125
2023: 946,203

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	89

Group pipeline

		Hotels		Rooms

At 31 December	2024	Change over 2023	2024	Change over 2023

Analysed by brand

Six Senses	38	(4)	2,895	(162)

Regent	9	(2)	1,987	(455)

InterContinental	101	1	25,692	421

Vignette Collection	35	17	6,389	4,333

Kimpton	61	7	12,133	1,372

Hotel Indigo	130	(2)	19,431	(1,508)

voco	90	16	15,628	2,887

HUALUXE	24	(1)	6,293	(50)

Crowne Plaza	140	14	35,269	2,827

EVEN Hotels	32	(1)	5,567	184

Holiday Inn Express	637	5	79,222	1,203

Holiday Inn	266	20	51,677	5,776

Garner	94	89	8,767	8,435

avid hotels	137	(4)	10,649	(928)

Atwell Suites	54	13	5,460	1,336

Staybridge Suites	157	(7)	17,315	(870)

Holiday Inn Club Vacations	–	(2)	–	(832)

Candlewood Suites	183	32	14,299	2,342

Iberostar Beachfront Resorts	7	2	2,447	207

Other	15	1	4,132	1,780

Total	2,210	194	325,252	28,298

Analysed by ownership type

Franchised[a]	1,598	172	191,605	17,521

Managed	611	22	133,492	10,777

Owned, leased and managed lease	1	–	155	–

Total	2,210	194	325,252	28,298

a.	Includes exclusive partner hotels.

The global pipeline totalled 325,252 rooms (2,210 hotels) at the end of 2024, an increase of 28,298 rooms (194 hotels) from the prior year, as signings outpaced openings and terminations.

Group signings of 106,242 rooms (714 hotels) in 2024 represented a 27,022 rooms (158 hotels) increase from the prior year, and included 17,703 rooms (119 hotels) as part of the initial NOVUM Hospitality agreement. Conversions represented around half of signings in the year.

Total number of hotels in the pipeline
2,210
2023: 2,016

Total number of rooms in the pipeline
325,252
2023: 296,954

90	IHG	Annual Report and Form 20-F 2024

Performance continued

Americas

We ended 2024 with strong growth in hotel openings across the Americas. We’re confident in maintaining this growth momentum through delivering strong owner returns, innovation across our brand portfolio and technology platforms and providing memorable guest experiences.

Industry performance
in 2024

Industry RevPAR in the Americas increased by 3.5% year-on-year driven by average daily rate which increased by 3.4%, while occupancy was broadly flat at 0.1%.

US lodging industry growth continued to normalise in 2024. RevPAR increased by 1.8%, driven by average daily rate increasing by 1.7% while occupancy remained flat year-on-year. Performance in the US was led by strong recovery from Groups and Business activity, whilst Leisure demand moderated. US industry growth was impacted by subdued domestic demand in the summer, with Americans continuing to travel abroad in record numbers. Room supply increased by 0.5%, with conversion activity also increasing year-on-year. RevPAR in the US upper midscale chain scale, where the Holiday Inn and Holiday Inn Express brands operate, increased by 1.3%.

RevPAR increased by 20.5% in Latin America, with growth in Argentina of 155.2% primarily driven by average daily rate.

RevPAR in Mexico increased by 6.8% and in Canada RevPAR grew by 4.4%.

IHG’s regional
performance in 2024

IHG’s comparable RevPAR in the Americas grew by 2.5% compared to 2023, driven by a 2.0% increase in average daily rate and a 0.3%pts increase in occupancy.

The region is predominantly represented by the US, where comparable RevPAR grew by 1.7% year-on-year, and where we are most weighted towards our upper midscale brands, Holiday Inn and Holiday Inn Express. US RevPAR for the Holiday Inn brand grew by 1.0%, while the Holiday Inn Express brand increased by 1.3%. Comparable RevPAR in Mexico grew by 10.6%, while Canada increased by 3.3%.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	91

Americas results

	12 months ended 31 December

	2024 $m	2023 $m	2024 vs 2023 % change	2022 $m	2023 vs 2022 % change

Revenue from the reportable segment[a]

Fee business	979	957	2.3	879	8.9

Owned, leased and managed lease	162	148	9.5	126	17.5

Total	1,141	1,105	3.3	1,005	10.0

Operating profit from the reportable segment[a]

Fee business	795	787	1.0	741	6.2

Owned, leased and managed lease	33	28	17.9	20	40.0

	828	815	1.6	761	7.1

Operating exceptional items	4	27	(85.2)	(46)	NM	[b]

Operating profit	832	842	(1.2)	715	17.8

Review of the year

ended 31 December 2024

With 527,994 rooms (4,491 hotels), the Americas represented 53% of IHG’s room count. The key profit-generating market is the US, and the Group is also represented in Latin America, Canada, Mexico and the Caribbean. In the region, 93% of rooms are operated under the franchised business model, primarily under our brands in the upper midscale segment (including the Holiday Inn Brand Family). Of IHG’s 19 hotel brands, 18 are represented in the Americas.

RevPAR performance in the first quarter was negatively impacted by the timing of Easter. Trading then improved in the rest of the year, with RevPAR growth in the fourth quarter exceeding the first three quarters, as the region benefited from strong demand.

Americas comparable RevPAR declined by 0.3% in the first quarter then increased 3.3% in the second quarter, 1.7% in the third quarter, 4.6% in the fourth quarter and 2.5% in the full year, all compared to 2023.

RevPAR in the US increased by 1.7% in the year, reflecting economic stability.

Across our US franchised estate, which is weighted to domestic demand in upper midscale hotels, full year RevPAR increased 1.6% year-on-year. The US managed estate, weighted to upper upscale and luxury hotels in urban locations, saw RevPAR increase by 2.2% in the full year compared to 2023.

Revenue from the reportable segmenta increased by $36m (3.3%) to $1,141m. Operating profit decreased by $10m to $832m, with the increase in revenue being more than offset by the non-repeat of exceptional income recorded in the prior year. Operating profit from the reportable segmenta increased by $13m (1.6%) to $828m.

Revenue and operating profit from the reportable segmenta are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenuea increased by $22m (2.3%) to $979m. Fee business operating profita increased by $8m (1.0%) to $795m, driven by the trading performance and net system size growth, partially offset by some areas of one-time items and cost investment. This led to fee margina reducing to 81.2%, compared to 82.2% in 2023. There were $21m of incentive management fees earned (2023: $21m).

Owned, leased and managed lease revenue increased by $14m (9.5%) to $162m, with comparable RevPAR up 11.2% compared to 2023, reflecting the specific trading environments related to this small portfolio of hotels. This led to an increase in owned, leased and managed lease operating profit of $5m (17.9%) to $33m.

a.

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 103 to 108. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272.

b.	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

For discussion of 2023 results, and the changes compared to 2022, refer to the 2023 Annual Report and Form 20-F.

More details online:
ihgplc.com/investors under Annual Report.

92	IHG	Annual Report and Form 20-F 2024

Performance continued

Americas continued

Americas hotel and room count

	Hotels		Rooms

At 31 December	2024	Change over 2023	2024	Change over 2023

Analysed by brand

Six Senses	2	1	81	71

Regent	1	1	167	167

InterContinental	45	2	16,272	598

Vignette Collection	2	1	591	236

Kimpton	61	(2)	11,083	188

Hotel Indigo	75	3	10,128	550

voco	19	7	2,065	766

Crowne Plaza	104	(2)	26,356	(786)

EVEN Hotels	22	3	3,122	378

Holiday Inn Express	2,526	17	230,749	1,996

Holiday Inn	677	(11)	109,526	(2,228)

Garner	10	8	755	597

avid hotels	76	9	6,802	775

Atwell Suites	6	4	556	370

Staybridge Suites	312	9	32,773	1,098

Holiday Inn Club Vacations	30	–	9,868	342

Candlewood Suites	392	16	34,817	1,320

Iberostar Beachfront Resorts	24	1	9,267	240

Other	107	10	23,016	1,722

Total	4,491	77	527,994	8,400

Analysed by ownership type

Franchised[a]	4,319	77	491,506	8,558

Managed	168	–	35,151	(158)

Owned, leased and managed lease	4	–	1,337	–

Total	4,491	77	527,994	8,400

a.	Includes exclusive partner hotels.

Gross system size growth was 3.2% year-on-year. Openings increased by 6,427 rooms (39 hotels) year-on-year to 16,832 rooms (140 hotels), with more than one-third in our Holiday Inn Brand Family. Openings also included nine avid hotels and seven voco properties. Eight Garner hotels opened, bringing the total to 10 properties since the brand became franchise-ready in the US in September 2023. This year also saw the return of Regent to the region, with the opening of the Regent Santa Monica Beach.

During the year, 8,432 rooms (63 hotels) were removed, representing a removal rate of 1.6%. Net system size growth was 1.6% year-on-year.

Total number of hotels

4,491

2023: 4,414

Total number of rooms

527,994

2023: 519,594

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	93

Americas pipeline

	Hotels		Rooms

At 31 December	2024	Change over 2023	2024	Change over 2023

Analysed by brand

Six Senses	9	1	660	186

Regent	–	(1)	–	(167)

InterContinental	11	(1)	2,786	78

Vignette Collection	4	1	475	214

Kimpton	30	2	5,685	167

Hotel Indigo	27	(4)	3,238	(1,099)

voco	23	11	2,612	1,229

Crowne Plaza	6	(3)	1,044	(1,166)

EVEN Hotels	8	(3)	949	(290)

Holiday Inn Express	337	(12)	32,028	(1,435)

Holiday Inn	65	(7)	7,790	(849)

Garner	43	38	3,495	3,163

avid hotels	137	(4)	10,649	(928)

Atwell Suites	52	11	5,222	1,098

Staybridge Suites	142	(3)	14,974	(377)

Holiday Inn Club Vacations	–	(2)	–	(832)

Candlewood Suites	175	24	13,199	1,242

Iberostar Beachfront Resorts	6	1	2,176	(64)

Other	14	–	2,352	–

Total	1,089	49	109,334	170

Analysed by ownership type

Franchised[a]	1,043	49	102,075	86

Managed	46	–	7,259	84

Total	1,089	49	109,334	170

a.	Includes exclusive partner hotels.

At 31 December 2024, the pipeline totalled 109,334 rooms (1,089 hotels), representing 21% of the region’s system size.

Signings decreased by 1,745 rooms (increased by 12 hotels) year-on-year to 26,552 rooms (283 hotels). The majority of signings were in our midscale and upper midscale brands including the Holiday Inn Brand Family (8,161 rooms, 83 hotels), Candlewood Suites (3,907 rooms, 56 hotels) and Garner (3,758 rooms, 46 hotels).

9,550 rooms (94 hotels) were removed from the pipeline, compared to 9,047 rooms (84 hotels) in the prior year.

Total number of hotels in the pipeline

1,089

2023: 1,040

Total number of rooms in the pipeline

109,334

2023: 109,164

94	IHG	Annual Report and Form 20-F 2024

Performance continued

EMEAA

We delivered strong signings in 2024, reflecting the long-term investments made across our priority markets and our ongoing commitment to deliver to our guests and owners.

We continue to open and sign iconic properties across our portfolio and have expanded our midscale offering, with the launch of Candlewood Suites and Garner into the region. The NOVUM Hospitality agreement has doubled our presence in Germany and demonstrates the confidence owners have in IHG. We have built strong momentum for growth which we will take into 2025 and beyond.

Industry performance
in 2024

Industry RevPAR in EMEAA increased by 9.1% year-on-year, driven by an improvement in both occupancy and average daily rate by 1.5%pts and 6.7%, respectively. In Europe, RevPAR increased by 7.5% driven by both occupancy and average daily rate. In the UK, industry RevPAR increased by 2.6% compared to 2023. In Germany, RevPAR increased by 6.8% driven by large one-off events, and France saw RevPAR increase 0.3%. RevPAR increased by 4.4% in the Middle East primarily driven by average daily rate.

Elsewhere in EMEAA, East Asia and Pacific benefited from elevated growth in late-to-recover markets and an increase in outbound travel from Greater China. RevPAR in Japan increased by 19.0% and Thailand grew by 14.4%, driven by both occupancy and average daily rate.

IHG’s regional
performance in 2024

EMEAA comparable RevPAR increased by 6.6% year-on-year, driven by a 3.6% increase in average daily rate and a 2.0%pts increase in occupancy. In the UK, the region’s largest market, RevPAR increased by 2.3% compared to 2023. Germany saw a RevPAR increase of 8.7% and France grew by 3.5%.

RevPAR in the Middle East and India increased by 5.7% and 12.0%, respectively.

Elsewhere in EMEAA, RevPAR increased by 10.9% in East Asia & Pacific, which included the benefit of outbound leisure travel from Greater China, with Japan and Thailand increasing by 15.0% and 21.5%, respectively.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	95

EMEAA results

	12 months ended 31 December

	2024 $m	2023 $m	2024 vs 2023 % change		2022 $m	2023 vs 2022 % change

Revenue from the reportable segment[a]

Fee business	395	354	11.6		284	24.6

Owned, leased and managed lease	353	323	9.3		268	20.5

Total	748	677	10.5		552	22.6

Operating profit/(loss) from the reportable segment[a]

Fee business	258	214	20.6		153	39.9

Owned, leased and managed lease	12	1	NM	[b]	(1)	NM	[b]

	270	215	25.6		152	41.4

Operating exceptional items	(4)	1	NM	[b]	(49)	NM	[b]

Operating profit	266	216	23.1		103	109.7

Review of the year ended 31 December 2024

Comprising 266,474 rooms (1,349 hotels) at the end of 2024, EMEAA represented 27% of IHG’s room count. Revenues are largely generated from hotels in the UK, Middle East, Asia and gateway cities in continental Europe.

The largest proportion of rooms in the UK and continental Europe are operated under the franchised business model, primarily under our upper midscale brands Holiday Inn and Holiday Inn Express. The majority of hotels in markets outside of Europe are operated under the managed business model.

Demand remained strong in 2024, with RevPAR performance across this diverse region normalising in several key markets, reflecting the differing stages of recovery already achieved in the prior year.

EMEAA comparable RevPAR increased year-on-year by 8.9% in the first quarter, 6.3% in the second quarter, 4.9% in the third quarter, 6.9% in the fourth quarter and 6.6% in the full year.

Revenue from the reportable segmenta increased by $71m (10.5%) to $748m. Operating profit increased by $50m to $266m, driven by the increase in revenue but partially offset by the movement in exceptional items. Operating profit from the reportable segmenta increased by $55m (25.6%) to $270m profit. Incentive management fees earned improved to $118m (2023: $101m).

Revenue and operating profit from the reportable segmenta are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenuea increased by $41m (11.6%) to $395m. Fee business operating profita increased to $258m from $214m in the prior year, driven by the improvement in trading. Fee margina increased to 65.3% in 2024, compared to 60.5% in 2023, with positive operating leverage driven by the trading performance and system growth.

Owned, leased and managed lease revenue increased by $30m to $353m, with comparable RevPAR up 11.9% compared to 2023. The improved trading in this largely urban-centred portfolio resulted in an owned, leased and managed lease operating profit of $12m, up from $1m in the prior year. Excluding the results of one Regent hotel, which exited in 2024 upon lease expiration, revenue increased by $32m and operating profit increased by $12m, year-on-year.

a.

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 103 to 108. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272.

b.	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

For discussion of 2023 results, and the changes compared to 2022, refer to the 2023 Annual Report and Form 20-F.

More details online:
ihgplc.com/investors under Annual Report.

96	IHG	Annual Report and Form 20-F 2024

Performance continued

EMEAA continued

EMEAA hotel and room count

	Hotels		Rooms

At 31 December	2024	Change over 2023	2024	Change over 2023

Analysed by brand

Six Senses	24	1	1,739	118

Regent	4	–	991	(45)

InterContinental	121	2	33,945	(498)

Vignette Collection	13	6	2,109	903

Kimpton	13	1	2,498	122

Hotel Indigo	66	8	8,204	1,175

voco	51	13	14,608	2,817

Crowne Plaza	181	3	43,890	605

Holiday Inn Express	360	11	52,835	1,347

Holiday Inn	425	43	77,395	8,065

Garner	13	13	1,645	1,645

Staybridge Suites	23	1	3,750	105

Iberostar Beachfront Resorts	31	5	10,319	1,746

Other	24	5	12,546	1,102

Total	1,349	112	266,474	19,207

Analysed by ownership type

Franchised[a]	931	92	156,538	15,708

Managed	406	21	107,237	3,694

Owned, leased and managed lease	12	(1)	2,699	(195)

Total	1,349	112	266,474	19,207

a.	Includes exclusive partner hotels.

Gross system size growth was 9.6% year-on-year. In 2024, 23,620 rooms (134 hotels) opened, representing an increase of 2,446 rooms (47 hotels) compared to 2023.

Openings included 10,186 rooms (58 hotels) as part of our agreement with NOVUM Hospitality. Other openings included the first Vignette Collection properties in the Maldives, Vietnam and Japan, and the first Staybridge Suites in Spain. Garner made its international debut with openings in Germany, Japan and the UK.

In 2024, 4,413 rooms (22 hotels) were removed compared to 3,571 rooms (19 hotels) in the prior year.

Net system size increased 7.8% year-on-year.

Total number of hotels

1,349

2023: 1,237

Total number of rooms

266,474

2023: 247,267

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	97

EMEAA pipeline

	Hotels		Rooms

At 31 December	2024	Change over 2023	2024	Change over 2023

Analysed by brand

Six Senses	28	(2)	2,181	(169)

Regent	7	–	1,460	(8)

InterContinental	60	4	14,526	1,016

Vignette Collection	25	11	4,379	2,856

Kimpton	15	–	2,254	(111)

Hotel Indigo	49	(4)	7,208	(1,101)

voco	50	(1)	9,416	509

Crowne Plaza	59	10	14,021	2,492

Holiday Inn Express	89	–	14,339	1,030

Holiday Inn	114	28	22,819	6,697

Garner	51	51	5,272	5,272

Staybridge Suites	15	(4)	2,341	(493)

Candlewood Suites	8	8	1,100	1,100

Iberostar Beachfront Resorts	1	1	271	271

Other	1	1	1,780	1,780

Total	572	103	103,367	21,141

Analysed by ownership type

Franchised[a]	264	90	37,572	13,056

Managed	307	13	65,640	8,085

Owned, leased and managed lease	1	–	155	–

Total	572	103	103,367	21,141

a.	Includes exclusive partner hotels.

At 31 December 2024, the EMEAA pipeline totalled 103,367 rooms (572 hotels), representing 39% of the region’s system size.

In 2024, 50,275 rooms (271 hotels) were signed, representing an increase of 25,488 rooms (120 hotels) year-on-year, including 17,703 rooms (119 hotels) as part of the initial NOVUM Hospitality agreement.

In 2024, 5,514 rooms (34 hotels) were removed from the pipeline, compared to 4,797 rooms (29 hotels) in the prior year.

Total number of hotels in the pipeline

572

2023: 469

Total number of rooms in the pipeline

103,367

2023: 82,226

98	IHG	Annual Report and Form 20-F 2024

Performance continued

Greater China

2024 was a strong year in terms of signings and openings, showing the confidence by owners in both IHG and the future of Greater China, despite trading headwinds. Building on our experience of bringing new brands to market, we launched Atwell Suites and achieved our first signings under the brand in the region. We are well positioned to further accelerate our growth in the years ahead, underpinned by our 50 years’ history in China and continued supportive government policies.

Industry performance in 2024

Greater China industry RevPAR decreased by 3.5% year-on-year driven by declines in both occupancy and average daily rate by 0.7%pts and 2.5% respectively. Macro-economic pressures and increased outbound travel to other Asian destinations led to weak domestic demand and restricted pricing power.

Tier 1 was the only tier to experience RevPAR growth compared to 2023. Tier 1 cities saw a 0.4% increase in RevPAR, driven by occupancy increasing by 1.1%pts. Following strong domestic demand growth in 2023, RevPAR decreased by 6.2% in Tier 2-4 cites driven by a slowing in demand growth and average daily rate declines. RevPAR in Hong Kong SAR increased by 0.3% as occupancy growth offset average daily rate declines. Macau SAR RevPAR grew by 16.3%, with demand increasing 12.9%.

IHG’s regional performance in 2024

IHG’s comparable RevPAR in Greater China decreased by 4.8% compared to 2023, driven by declines in both average daily rate and occupancy of 4.2% and 0.4%pts, respectively. Trading was impacted by strong prior year comparatives due to the resurgence of demand in 2023 following the lifting of travel restrictions. The trading patterns in 2024 have therefore reflected greater normalisation in demand.

In Mainland China, RevPAR decreased by 5.2%. Tier 1 cities declined by 0.6% and Tier 2–4 cities decreased by 7.2% due to strong prior year comparatives from domestic leisure demand, particularly into Tier 4 resort locations.

RevPAR in Hong Kong SAR decreased by 2.0% while RevPAR in Macau SAR declined by 0.2%.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	99

Greater China results

	12 months ended 31 December

	2024 $m	2023 $m	2024 vs 2023 % change	2022 $m	2023 vs 2022 % change

Revenue from the reportable segment[a]

Fee business	161	161	–	87	85.1

Total	161	161	–	87	85.1

Operating profit from the reportable segment[a]

Fee business	98	96	2.1	23	317.4

Operating profit	98	96	2.1	23	317.4

Review of the year

ended 31 December 2024

Comprising 192,657 rooms (789 hotels) at 31 December 2024, Greater China represented 20% of the Group’s room count. The majority of rooms in Greater China operate under the managed business model. The franchised segment continues to grow, representing more than one-third of the region’s open rooms and almost half of the region’s pipeline.

Trading performance in 2024 reflected greater normalisation in demand. The first quarter benefited from the improvement in international inbound travel. From the second quarter, the prior year comparatives became tougher, reflecting the timing of resurgent domestic demand in 2023 following the lifting of travel restrictions. In 2024, the industry experienced shifts in demand mix, including the expansion of outbound leisure travel to other markets, such as elsewhere in the Asia Pacific, as seen benefiting demand in our EMEAA region. By the third quarter, the comparatives became sequentially tougher, as the third quarter of 2023 achieved RevPAR levels that exceeded 2019 levels. Comparatives then eased by the fourth quarter.

Compared to 2023, overall Greater China RevPAR increased 2.5% in the first quarter, then decreased 7.0% in the second quarter, 10.3% in the third quarter and 2.8% in the fourth quarter, with a decline of 4.8% in the full year.

Revenue from the reportable segmenta in 2024 remained unchanged from the prior year at $161m, with the effect of negative RevPAR in the comparable estate offset by the incremental revenue from system growth. Incentive management fees decreased from $46m in 2023 to $39m in 2024. Operating profit increased by $2m (2.1%) to $98m, and fee margina increased to 60.9% compared to 59.6% in 2023, supported by scale efficiencies achieved in the year.

a.

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 103 to 108. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272.

For discussion of 2023 results, and the changes compared to 2022, refer to the 2023 Annual Report and Form 20-F.
More details online: ihgplc.com/investors under Annual Report.

100	IHG	Annual Report and Form 20-F 2024

Performance continued

Greater China continued

Greater China hotel and room count

		Hotels		Rooms

At 31 December	2024	Change over 2023	2024	Change over 2023

Analysed by brand

Six Senses	1	–	130	–

Regent	6	–	2,054	3

InterContinental	61	1	23,567	184

Vignette Collection	5	2	1,265	543

Kimpton	3	–	450	–

Hotel Indigo	28	5	4,461	850

voco	17	5	3,703	1,286

HUALUXE	22	2	6,002	473

Crowne Plaza	130	6	43,378	1,573

EVEN Hotels	11	4	1,960	773

Holiday Inn Express	351	38	60,373	4,297

Holiday Inn	147	15	38,411	3,585

Other	7	(1)	6,903	(252)

Total	789	77	192,657	13,315

Analysed by ownership type

Franchised	346	71	70,173	13,350

Managed	443	6	122,484	(35)

Total	789	77	192,657	13,315

Gross system size growth was 10.4% year-on-year, with 18,665 rooms (97 hotels) added to our system in 2024, an increase from 16,340 rooms (87 hotels) in 2023. Openings were mainly in our Holiday Inn Brand Family (11,128 rooms, 66 hotels). Other openings included five voco properties, four EVEN hotels and two Vignette Collection properties.

Removals included 5,350 rooms (20 hotels) in the year, representing a removal rate of 3.0%. Net system size growth was 7.4% year-on-year.

Total number of hotels

789
2023: 712
Total number of rooms

192,657
2023: 179,342

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	101

Greater China pipeline

		Hotels		Rooms

At 31 December	2024	Change over 2023	2024	Change over 2023

Analysed by brand

Six Senses	1	(3)	54	(179)

Regent	2	(1)	527	(280)

InterContinental	30	(2)	8,380	(673)

Vignette Collection	6	5	1,535	1,263

Kimpton	16	5	4,194	1,316

Hotel Indigo	54	6	8,985	692

voco	17	6	3,600	1,149

HUALUXE	24	(1)	6,293	(50)

Crowne Plaza	75	7	20,204	1,501

EVEN Hotels	24	2	4,618	474

Holiday Inn Express	211	17	32,855	1,608

Holiday Inn	87	(1)	21,068	(72)

Atwell Suites	2	2	238	238

Total	549	42	112,551	6,987

Analysed by ownership type

Franchised	291	33	51,958	4,379

Managed	258	9	60,593	2,608

Total	549	42	112,551	6,987

As at 31 December 2024, the pipeline totalled 112,551 rooms (549 hotels), representing 58% of the region’s system size.

Signings of 29,415 rooms (160 hotels) were ahead of last year by 3,279 rooms (26 hotels). Half of signings were in our Holiday Inn Brand Family. Other notable signings included 11 voco hotels, five Kimpton properties and the first two Atwell Suites in the region.

Total number of hotels in the pipeline 549 2023: 507
Total number of rooms in the pipeline 112,551 2023: 105,564

102	IHG	Annual Report and Form 20-F 2024

Performance continued

Central

Central results

	12 months ended 31 December

	2024 $m	2023 $m	2024 vs 2023 % change	2022 $m	2023 vs 2022 % change

Revenue from the reportable segment[a]

Fee business	239	200	19.5	184	8.7

Insurance activities	23	21	9.5	15	40.0

Total	262	221	18.6	199	11.1

Gross costs

Fee business	(305)	(305)	–	(296)	3.0

Insurance activities	(29)	(23)	26.1	(11)	109.1

Total	(334)	(328)	1.8	(307)	6.8

Operating loss from the reportable segment[a]

Fee business	(66)	(105)	(37.1)	(112)	(6.3)

Insurance activities	(6)	(2)	200.0	4	NM [b]

Total	(72)	(107)	(32.7)	(108)	(0.9)

a.

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 103 to 108. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272.

b.	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Review of the year

ended 31 December 2024

Central revenue is mainly comprised of technology fee income, revenue from insurance activities, co-brand licensing fees and, from 2024, a portion of revenue from the consumption of certain IHG One Rewards points.

Central revenue increased by $41m (18.6%) to $262m. This was primarily driven by the new co-brand credit card agreements and changes to the System Fund arrangement in 2024 in which a portion of the revenue from the sale of certain loyalty points, together with certain other ancillary revenues, are now being reported within revenue from fee business. These changes applied to 50% of proceeds from those point sales in 2024 and will increase to 100% from 1 January 2025.

Gross costs increased by $6m (1.8%) year-on-year, driven by significant individual claims in the insurance programme.

The resulting $72m operating loss was a decrease of $35m year-on-year.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	103

Key performance measures

and non-GAAP measures

The Annual Report and Form 20-F presents certain financial measures when discussing the Group’s performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management’s view, these measures provide investors and other stakeholders with an enhanced understanding of IHG’s operating performance, profitability, financial strength and funding requirements.	These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way. As these measures exclude certain items (for example, impairment and the costs of individually significant legal cases or commercial disputes), they may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Group Financial Statements (see pages 190 to 196).

Linkage of performance measures to Directors’ remuneration and KPIs
Annual Performance Plan	Long Term Incentive Plan	Key Performance Indicators

See pages 138 to 175 for more information on Directors’ remuneration and pages 38 to 41 for more information on KPIs.

Measure	Commentary

Global revenue per available room (RevPAR) growth RevPAR, average daily rate and occupancy statistics are disclosed on pages 273 to 275.

RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG’s System (see Glossary, page 313) rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by the average daily rate. Average daily rate is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and average daily rate are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and comparable year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the comparable years.

RevPAR and average daily rate are quoted at a constant US$ exchange rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in currency movements.

Total gross revenue from hotels in IHG’s System Owned, leased and managed lease revenue as recorded in the Group Financial Statements is reconciled to total gross revenue on page 87.

Total gross revenue is revenue not wholly attributable to IHG; however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of System performance, giving an indication of the strength of IHG’s brands and the combined impact of IHG’s growth strategy and RevPAR performance.

Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream. IHG’s business model is described on pages 22 to 27. Total gross revenue comprises:

–  Total rooms revenue from franchised hotels;

–  Total hotel revenue from managed and exclusive partner hotels including food and beverage, meetings and other revenues, reflecting the value driven by IHG and the base upon which fees are typically earned; and

–  Total hotel revenue from owned, leased and managed lease hotels.

–  Other than total hotel revenue from owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as these managed, franchised and exclusive partner hotels are owned by third parties.

–  Total gross revenue is used to describe this measure as it aligns with terms used in the Group’s management, franchise and exclusive partner agreements and, therefore, is well understood by owners and other stakeholders.

104	IHG	Annual Report and Form 20-F 2024

Performance continued

Key performance measures and non-GAAP measures continued

Measure	Commentary

Revenue and operating profit measures

The reconciliation of the most directly comparable line item within the Group Financial Statements (i.e. total revenue and operating profit, accordingly) to the non-IFRS revenue and operating profit measures is included on pages 266 to 272.

Revenue and operating profit from (1) fee business, (2) owned, leased and managed lease hotels, and (3) insurance activities are described as ‘revenue from reportable segments’ and ‘operating profit from reportable segments’, respectively, within note 2 to the Group Financial Statements. These measures are presented insofar as they relate to each of the Group’s regions and its Central functions.

Management believes revenue and operating profit from reportable segments are meaningful to investors and other stakeholders as they exclude the following elements and reflect how management monitors the business:

–  System Fund and reimbursables – the System Fund is not managed to generate a surplus or deficit for IHG over the longer term, it is managed for the benefit of the hotels within the IHG system. As described within the Group’s accounting policies (pages 199 and 200), the System Fund is operated to collect and administer cash assessments from hotel owners for specific purposes of use including marketing, the Guest Reservation System, certain hotel services and the Group’s loyalty programme. As described within the Group’s accounting policies (pages 199 and 200), there is a cost equal to reimbursable revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management does not include these revenues in their analysis of results.

–  Exceptional items – these are identified by virtue of their size, nature or incidence with consideration given to consistency of treatment with prior years and between gains and losses. Exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. The Group’s accounting policy for exceptional items and further detail of those items presented as such are included in the Group Financial Statements (see pages 201 and 215 to 216).

In further discussing the Group’s performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:

– Underlying revenue;

– Underlying operating profit;

– Underlying fee revenue; and

– Fee margin.

Operating profit measures are, by their nature, before interest and tax. The Group’s reported operating profit additionally excludes fair value changes in contingent purchase consideration, which relates to financing of acquisitions. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.

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

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	105

Measure	Commentary

Revenue and operating profit measures continued Underlying revenue and underlying operating profit

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

Fee margin

Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing ‘fee operating profit’ by ‘fee revenue’. Fee revenue and fee operating profit are calculated from revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude revenue and operating profit from the Group’s owned, leased and managed lease hotels as well as from insurance activities and significant liquidated damages.

Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG’s core fee-based business, as the scale of IHG’s operations increases with growth in IHG’s system size.

Adjusted interest Financial income and financial expenses as recorded in the Group Financial Statements is reconciled to adjusted interest on page 271.

Adjusted interest is presented before exceptional items and excludes foreign exchange gains/ losses primarily related to the Group’s internal funding structure and the following items of interest which are recorded within the System Fund:

–  Interest income is recorded in the System Fund on the outstanding cash balance relating to the IHG loyalty programme. These interest payments are recognised as interest expense for IHG.

–  Other components of System Fund interest income and expense, including capitalised interest, lease interest expense and interest income on overdue receivables.

Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see below).

The exclusion of foreign exchange gains/losses provides greater comparability with covenant interest as calculated under the terms of the Group’s revolving credit facility.

Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

106	IHG	Annual Report and Form 20-F 2024

Performance continued

Key performance measures and non-GAAP measures continued

Measure	Commentary

Adjusted tax The tax expense and the tax rate as recorded in the Group Financial Statements are reconciled to adjusted tax and the adjusted tax rate on page 272.

Adjusted tax excludes the impact of foreign exchange gains/losses, exceptional items, the System Fund and fair value gains/losses on contingent consideration.

Foreign exchange gains/losses vary year-on-year depending on the movement in exchange rates, and fair value gains/losses on contingent consideration and exceptional items also vary year-on-year. These can impact the current year’s tax charge. The System Fund (including interest and tax) is not managed to a surplus or deficit for IHG over the longer term and is, in general, not subject to tax.

Management believes removing these from both profit and tax provides a better view of the Group’s underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group’s ongoing tax charge.

Adjusted earnings per ordinary share Profit available for equity holders is reconciled to adjusted earnings per ordinary share on page 272.

Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove the System Fund and reimbursable result, interest attributable to the System Fund and foreign exchange gains/losses as excluded in adjusted interest (above), change in fair value of contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments and exceptional tax.

Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.

Net debt Net debt is included in note 22 to the Group Financial Statements.

Net debt is used in the monitoring of the Group’s liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group’s bank covenants and with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the principal amounts payable and receivable on maturity of derivatives swapping debt values, less cash and cash equivalents. A summary of the composition of net debt is included in note 22 to the Group Financial Statements.

Adjusted EBITDA Cash from operations as recorded in the Group Financial Statements is reconciled to adjusted EBITDA on page 85.

One of the key measures used by the Group in monitoring its debt and capital structure is the net debt: adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of targeting this ratio at 2.5-3.0x. Adjusted EBITDA is defined as cash flow from operations, excluding cash flows relating to exceptional items, cash flows arising from the System Fund and reimbursable result, other non-cash adjustments to operating profit or loss, working capital and other adjustments, and contract acquisition costs.

Adjusted EBITDA is useful to investors as an approximation of operational cash flow generation and is also relevant to the Group’s banking covenants, which use Covenant EBITDA in calculating the leverage ratio. Details of covenant levels and performance against these are provided in note 23 to the Group Financial Statements.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	107

Measure	Commentary

Adjusted free cash flow, gross capital expenditure, net capital expenditure

The reconciliation of the Group’s statement of cash flows (i.e. net cash from investing activities, net cash from operating activities, accordingly) to the non-IFRS cash flow measures and capital expenditure is included on pages 270 to 271.

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

Adjusted free cash flow	Adjusted free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of gross maintenance capital expenditure; (3) the exclusion of cash flows relating to exceptional items; and (4) where cash flows are split between categories in the Group statement of cash flows, cash flows from investing or financing activities may be included or excluded in adjusted free cash flow to maintain consistency of the measure. This includes: (a) the inclusion of the principal element of lease payments; (b) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities; (c) the exclusion of interest receipts related to owner loans within net cash from operating activities (d) the exclusion of recyclable investments in contract acquisition costs within net cash from operating activities; (e) the inclusion of payments and repayments related to investments supporting the Group’s insurance activities; (f) the inclusion of finance lease income relating to sub-leases where payments on the headlease are included in (a); (g) the exclusion of any lease incentives recorded within operating activities.

Management believes adjusted free cash flow is a useful measure for investors and other stakeholders as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders. It is a key component in measuring the ongoing viability of our business and is a key reference point to our investment case.

Gross capital expenditure	Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments (see page 25 for a description of System Fund capital investments and recent examples).

Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs and to exclude payments and repayments related to investments supporting the Group’s insurance activities. In order to demonstrate the capital outflow of the Group, cash flow receipts such as those arising from disposals and distributions from associates and joint ventures, and finance lease income, are excluded. Lease incentives and similar contributions received are included in gross capital expenditure as they directly reduce the Group’s outlay. The measure also excludes any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.

Gross capital expenditure is reported as key money, maintenance, recyclable or System Fund. Contract acquisition costs are defined as either key money or recyclable, depending on whether they form part of other recyclable investments, such as any difference between the face and market value of an owner loan on inception. This disaggregation provides useful information as it enables users to distinguish between:

– Key money, which reflects amounts paid to owners to secure management and franchise agreements;

– Maintenance capital expenditure, which reflects investments to maintain our systems, corporate offices and owned, leased and managed lease hotels;

– System Fund capital investments which are strategic investments to drive growth at hotel level; and

–  Recyclable investments (such as all investments in associates and joint ventures and any loans to facilitate third-party ownership of hotel assets), which are generally intended to be recoverable in the medium term and are to drive growth of the Group’s brands and expansion in primary markets.

Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

108	IHG	Annual Report and Form 20-F 2024

Performance continued

Key performance measures and non-GAAP measures continued

Measure	Commentary

Adjusted free cash flow, gross capital expenditure, net capital expenditure continued Net capital expenditure	Net capital expenditure provides an indicator of the capital intensity of IHG’s business model. Net capital expenditure is derived from net cash from investing activities, which includes receipts such as those arising from disposals and distributions from associates and joint ventures, adjusted to include contract acquisition costs (net of repayments) and interest receipts from owner loans, and to exclude payments and repayments related to investments supporting the Group’s insurance activities, finance lease income and any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities which are typically non-recurring in nature.

In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recovered from the System Fund, over the life of the asset (see page 25).

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

Changes in definitions to the 2023 Annual Report and Accounts

The following definitions have been amended and prior year reconciliations have been re-presented accordingly:

–

The definition and calculation of adjusted free cash flow has been amended to exclude the following items from net cash from operating activities: any recyclable investments in contract acquisition costs; any cash flows relating to exceptional items; and interest receipts related to owner loans and any lease incentives. The definition now also includes any payments or repayments of investments supporting the Group’s insurance activities, together with any finance sub-lease income where the related outflow is included within lease principal payments.

–

The definition and calculation of gross capital expenditure has been amended to exclude any payments or repayments of investments supporting the Group’s insurance activities, together with any finance sub-lease income. The new definition additionally clarifies that lease incentives are always included in gross capital expenditure wherever they are accounted for in the Group statement of cash flows.

–

The definition and calculation of net capital expenditure has been amended to include interest receipts related to owner loans and to exclude any payments or repayments of investments supporting the Group’s insurance activities together with any finance sub-lease income.

The definition of adjusted free cash flow was amended to reflect changes in the business over recent years, in particular more complex deal structures which can mean that cash flows from those investments are accounted for on a split basis across the Group statement of cash flows. The amended definition aims to eliminate those inconsistencies. The effect of the changes to the adjusted free cash flow definition also ensure that recurring, non-discretionary cash flows are better captured within adjusted free cash flow, and that exceptional cash flows, which can vary significantly from year-to-year are not distorting comparability. Changes have also been made to distinguish between the different underlying nature of contract acquisition costs e.g. key money and contract assets arising from owner loans, which better reflects the way these investments are considered by management and for consistency with the presentation of related assets.

The changes to gross and net capital expenditure definitions in relation to contract acquisition costs and interest receipts align with the changes to the definition of adjusted free cash flow. The change to exclude investments supporting the Group’s insurance activities and finance lease income better reflects the non-discretionary nature of these activities.

The performance review should be read in conjunction with the Non-GAAP reconciliations on pages 266 to 272 and the Glossary on pages 313 to 314.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	109

Viability statement

Trading and profitability improved in 2024 reflecting the continued growth in travel demand and our increase in net system size. Our efficient operating model resulted in Group adjusted free cash flowa of $655m during 2024 and net debta increased by $510m, after $1,063m of ordinary dividends and the share buyback. The Group’s business model is discussed in more detail on pages 22 to 27.

Looking forward, the Directors have determined that the three-year period to 31 December 2027 is an appropriate period to be covered by the viability statement. The Group’s annual financial planning process builds a three-year plan. This detailed plan takes into consideration the principal risks, the Group’s strategy and current and emerging market conditions. The plan then forms the basis for strategic actions taken across the business and is used as the basis for longer-range planning. The plan is reviewed annually by the Directors. Once approved, the plan is then cascaded to the business and used to set performance metrics and objectives. Performance against those metrics and objectives is regularly reviewed by the Directors.

There are a range of possible planning scenarios over the three-year period considered in this review due to macro uncertainties and geopolitical risks affecting markets in each of our regions. There is sustained uncertainty in the US and Europe as the pace of interest rate cuts may be slower than expected and inflation may rebound and impact travel demand. Other macroeconomic and geopolitical factors are also present heading into 2025, such as the real estate sector challenges in China, the continued tensions in the Middle East, conflict in Ukraine, and new US administration policy uncertainty. In assessing the viability of the Group, the Directors have reviewed a number of scenarios, weighting downside risks that would threaten the business model, future performance, solvency and liquidity of the Group more heavily than opportunities.

Viability scenarios and assumptions

In performing the viability analysis, the Directors have considered a ‘Base Case’ which assumes that global RevPAR in 2025 to 2027 continues to grow in line with market expectations in each of our regions. The assumptions applied in the viability assessment are consistent with those used for Group planning purposes, the going concern assessment, for impairment testing and for reviewing recoverability of deferred tax assets (see further detail on page 197).

The Directors have also reviewed a ‘Severe Downside Case’ which is based on a severe but plausible scenario equivalent to the market conditions experienced through the 2008/09 global financial crisis. This assumes that the performance during 2025 starts to worsen and then RevPAR decreases significantly by 17% in 2026 and increases by 5% in 2027.

Principal risks

The relative strength and resilience of the IHG business model to severe shocks has been proven by performance through the Covid-19 pandemic, with positive cash flows being generated through one of the most challenging periods of trading in the history of the industry. In assessing the viability of the Group, the Directors have considered the impact of the principal risks as outlined on pages 46 to 51. The discussion on those pages includes a description of why these risks are important to the achievement of our objectives and how the Group manages these risks.

We have considered which principal risks could have the most significant and direct impact to the viability of the Group during the three-year period of assessment and they are shown below, alongside the scenario that is used to model those risks.

Scenarios modelled	Related to principal risks
Changes in RevPAR Severe Downside Case This scenario models a prolonged decrease in RevPAR, which may be driven by external or internal factors.

–  Operational resilience to incidents or disruption or control breakdown (including geopolitical, safety and security, cybersecurity, fraud and health-related).

–  Guest preferences or loyalty for IHG branded hotel experiences and channels.

–  Talent and capability attraction or retention.

–  Our ability to deliver technological or digital performance or innovation (at scale, speed etc).

–  Owner preferences for or ability to invest in our brands.

One-off events This scenario models the impact of a specific material incident, which could relate to cybersecurity or an alternative material impact on the cash flow statement.	– Data and information usage, storage and transfer. – Legal, regulatory and contractual complexity or litigation exposures.

a.	Definitions for Non-GAAP measures can be found on pages 103 to 108. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272.

110	IHG	Annual Report and Form 20-F 2024

Viability statement continued

We have considered the potential impact of the Severe Downside Case on our net system size growth. We do not believe a change in system size growth would have a material impact on the Group during the period under review.

We have also considered the principal risks that may impact the viability of the Group over a longer period; for example, the impact of climate related physical and transition risks. The physical and transition climate risks to which IHG is most exposed are discussed in the TCFD statement on pages 68 to 73. Physical risks are not considered material to the long-term viability of the Group, and transition risks present both opportunities and risks. Whilst some transition risks have been assessed as being potentially material to the Group over the next one to five years under a 1.5°C scenario, this scenario is not considered a likely outcome, leading to the probability of a material impact on the Group’s viability assessment through 31 December 2027 as low.

Funding

The Group’s $1,350m revolving credit facility was extended by one year in 2024 and now matures in 2029 (the bank facility).

There are two financial covenants in the bank facility – interest cover and leverage ratio. The interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt to Covenant EBITDA below 4.0:1. In the event that a covenant test was failed whilst the bank facility was undrawn, the facility could be cancelled by the lenders but would not trigger a repayment demand on the bonds which threatened the viability of the Group. See note 23 to the Group Financial Statements for further details.

Viability assessment

At 31 December 2024 the Group had cash and cash equivalents of $1,008m plus an undrawn bank facility of $1,350m.

Under the Base Case and Severe Downside Case, the Group is forecast to generate positive free cash flow over the 2025–27 period. The principal risks that could be applicable have been considered and are able to be absorbed within the covenant requirements.

Under the Severe Downside Case, there is headroom to the covenants over the 2025–27 period to absorb multiple additional risks; for example, additional RevPAR impacts and a widespread cybersecurity incident.

The Directors reviewed a number of actions that could be taken if required to reduce discretionary spend, creating substantial additional headroom to the covenants.

The Directors reviewed a reverse stress test scenario to determine what decrease in RevPAR would create a breach of the covenants and the cash reserves that would be available to the Group at that time. The Directors concluded that it was very unlikely that a single risk or combination of the risks considered could create the sustained RevPAR impact required to breach the covenants, except for a significant global event.

None of the scenarios modelled indicates that a covenant amendment would be required but, in the event that it was, the Directors believe it is reasonable to expect that such an amendment could be obtained based on experience of negotiating the waivers and amendments during 2020. The Group also has alternative options to manage this risk, including raising additional funding in the capital markets. We continue to plan to maintain an investment-grade credit rating which provides good access to the debt capital markets.

In September 2024 the Group issued a seven-year €750m bond. During the assessment period there is a £300m bond maturing in August 2025, a £350m maturity in August 2026 and a €500m bond maturing in May 2027. It has been assumed that there is an annual bond issuance up to one year in advance of maturities.

Conclusion

The Directors have assessed the viability of the Group over the three-year period to 31 December 2027, taking account of the Group’s current position, the Group’s strategy and the principal risks documented in the Strategic Report. Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period to 31 December 2027.

See also our business model on pages 22 to 27, the going concern assessment on page 197 and the impact of the principal risks on pages 46 to 51.

For and on behalf of the Board

Elie Maalouf

Chief Executive Officer

17 February 2025

Michael Glover

Chief Financial Officer

17 February 2025

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	111

112	IHG	Annual Report and Form 20-F 2024

Chair’s overview

I also enjoyed several interactions with hotel owners, including meetings with the Chair and CEO of the IHG Owners Association. These helped me and the Board to further understand the benefits IHG brings to its owners as well as the challenges owners face, particularly in respect of financing.

I was also grateful for the opportunity to meet and spend time with more colleagues across various functions and regions and to experience first-hand the strong culture of collaboration and commerciality.

Focus areas and activities

The Board had another active year in 2024, and more information on its activities is given on pages 123 to 125.

The Board focused on the execution of the Group’s growth objectives. The Board had detailed discussions in respect of growth opportunities and was pleased to approve the Group’s long-term agreement with NOVUM Hospitality announced during the year to significantly increase the Group’s presence in Germany.

The Board also focused heavily on the execution of the Group’s ancillary business priorities. For example, the Board and the Audit Committee were closely involved in assessing the changes in the recognition of a portion of IHG One Rewards point sale proceeds from the System Fund to the Group’s fee business revenue, focusing in particular on the accounting and reporting implications as well as the impact of the changes on hotel owners and the Group’s investors.

The Board and the Audit Committee also focused in depth on the new US co-brand credit card arrangements announced during the year.

Throughout 2024, the Board sought to ensure that the Group’s governance structure and processes remain robust and appropriate as the Group pursues its strategic objectives with an emphasis on growth, efficiency and an increased pace of execution in the context of a rapidly developing environment.

The Board also sought to be responsive to the views of shareholders and other stakeholders.

To this end, I was pleased to engage in depth with shareholders through a series of governance meetings throughout the year.

The meetings focused in particular on Board and leadership changes, executive remuneration and sustainability, and provided valuable insight into investors’ views and perspectives in these areas. The positive support for the Group’s management and strategy was notable.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	113

The Board noted several positive outcomes of the new agreements, including the creation of more opportunities for customers to engage with IHG and the IHG One Rewards loyalty programme, further strengthening IHG’s enterprise helping to deliver more business to hotels and driving significant value for shareholders.

Board composition

During the year, we announced that Daniela Barone Soares was stepping down from the Board at 31 December. I would again like to thank Daniela for her contribution to IHG. Other than Sir Ron Kalifa’s appointment to the Board from 1 January 2024, details of which were included in our Annual Report and Form 20-F 2023, there were no other changes to the Board during the year. An overview of the appointments to the Executive Committee made during the year is included in the Nomination Committee report on pages 136 and 137.

In line with UK corporate governance requirements and recommendations, our Board continues to meet the FTSE Women Leaders Review target for women on a FTSE 100 Board. With regard to the Parker Review, which looks at the ethnic diversity of UK boards and senior management in FTSE 350 companies, IHG continues to exceed the original target set by the Review of at least one director from an ethnically diverse background, with three ethnically diverse directors. IHG has also set targets for ethnic diversity in relation to senior management. Further detail and reporting on these targets can be found on pages 56 and 57.

Committee activities

The Board delegates certain responsibilities to its Committees to assist in ensuring effective corporate governance across the business. During 2024:

–	the Audit Committee focused on assessing the Group’s financial governance and monitoring its risk management and internal controls systems (see its report on pages 128 to 133);

–	the Remuneration Committee focused on incentive plan measures and the approach to performance management and reward (see its report on pages 138 to 175);

–

the Responsible Business Committee focused on progress against the 2024 responsible business priorities, which support the Group’s Journey to Tomorrow responsible business plan (see its report on pages 134 and 135); and

–	the Nomination Committee focused on Board composition, the execution of Executive Committee succession plans and the internal evaluation (see its report on pages 136 and 137).

Further detail on the Group’s governance structure is given on page 122.

Board performance review

During the year, an internal review of the effectiveness of the Board and its Committees was undertaken. I am pleased to report that, overall, the review supported the positive conclusions of the Board and its Committees as to their effectiveness. Further details of the internal evaluation can be found on page 127. Individual director feedback assessments were also conducted, details of which can be found on page 127.

Compliance and

our dual listing

IHG continues to operate as a dual-listed company with a premium listing on the London Stock Exchange (LSE) and a secondary listing on the New York Stock Exchange (NYSE). Under the UK listing rules, we are obliged to make a statement as to how we have applied the principles of the UK Corporate Governance Code (the Code). Under the NYSE listing rules, as a foreign private issuer, we are required to disclose any significant ways in which our corporate governance practices differ from those of US companies. To ensure consistency of information provided to both UK and US investors, we produce a combined Annual Report and Form 20-F.

Our Statement of compliance with the Code is on pages 176 and 177. A summary outlining the differences between the Group’s UK corporate governance practices and those followed by US companies can be found on page 300.

Looking forward

In 2025, the Board will focus on the continued delivery of the Group’s strategic objectives, while ensuring that a robust governance framework is maintained.

Deanna Oppenheimer
Chair of the Board 17 February 2025

114	IHG	Annual Report and Form 20-F 2024

Our Board of Directors

At 17 February 2025,

our Board of Directors

comprises:

Board Committee membership

Deanna Oppenheimer

Non-Executive Chair

Appointed to the Board: 1 June 2022

Committee membership:

Skills and experience

Deanna is founder of CameoWorks, LLC, an advisory firm to C-Suite executives and BoardReady.io, a non-profit. She previously held several leadership roles at Barclays plc and she has also held a number of Non-Executive board positions, including with Tesco PLC (as Senior Independent Director), Hargreaves Lansdown (Board Chair), and Whitbread PLC (Remuneration Committee Chair), among others.

Board contribution

As Chair, Deanna is responsible for leading the Board and ensuring it operates in an effective manner, promoting constructive relations with IHG’s shareholders and with other stakeholders.

Other appointments

Deanna is a Non-Executive Director of Thomson Reuters Corporation. She also sits on the private board of Slalom Corp. and is a Council Member of the King’s Trust.

Elie Maalouf

Chief Executive Officer (CEO)

Appointed to the Board: 1 January 2018

Skills and experience

Elie was appointed Chief Executive Officer at IHG in July 2023. Prior to this, Elie served as Chief Executive Officer, Americas since February 2015. He joined the Group in 2015 having spent six years as President and Chief Executive Officer of HMSHost Corporation, where he was also a member of the board of directors. Elie brings a broad global experience spanning hotel development, branding, finance, real estate and operations management as well as food and beverage expertise. Prior to joining IHG, Elie was Senior Adviser with McKinsey & Company from 2012 to 2014.

Board contribution

Elie is responsible for the executive management of the Group and ensuring the implementation of Board strategy and policy.

Other appointments

Elie is a member of the Executive Committee of the World Travel & Tourism Council and the U.S. Travel Association CEO Roundtable.

Board skills matrix

	Financial[a]	Strategy[b]	Risk	Hotels/ Hospitality	Brands/ Consumer[c]	Real Estate	International[d]	Tech/ Digital	Sustainability	Franchising	US/UK Corporate Governance[e]	CEO[f]

Deanna Oppenheimer	●	●	●	●	●		●	●			●

Graham Allan		●			●		●			●		●

Arthur De Haast			●	●		●	●		●

Duriya Farooqui	●	●	●				●		●		●

Byron Grote	●	●	●				●				●

Ron Kalifa	●	●	●				●	●			●	●

Angie Risley				●	●						●

Sharon Rothstein		●		●	●		●	●		●	●

Michael Glover	●		●	●			●	●		●

Elie Maalouf		●		●	●	●	●			●		●

Total	5	7	6	6	5	2	9	4	2	4	6	3

a.	Experience in a CFO/senior finance role and/or investment banking sector.

b.	Experience in a role leading corporate strategy, a management consulting role and/or a divisional CEO role.

c.	Experience in consumer/brands organisation or a role as marketing executive with mutibrand background.

d.	Experience in a multinational organisation holding responsibility globally/across several regions.

e.	Experience in a UK and US listed organisation.

f.	Experience in a global CEO role.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	115

Michael Glover

Chief Financial Officer (CFO)

Appointed to the Board: 20 March 2023

Skills and experience

Michael is an Accounting and Finance graduate of Baylor University and a certified public accountant. He was previously Chief Financial Officer of the Americas and Group Head of Commercial Finance, where he had group-wide responsibility for commercial finance operations, including the global procurement, sales and marketing and technology finance functions, as well as IHG’s System Fund. During his tenure with the business, Michael has held several roles at Group and regional levels, including CFO of IHG’s China region from February 2013 to September 2015, at which time Michael became Group Financial Controller, where he oversaw Tax, Treasury and Financial Reporting group-wide, and delivered a finance transformation programme that enabled significant simplification, automation and the transfer of work to IHG’s service centre.

Before joining IHG in 2004, Michael worked with several large Fortune 250 companies in a wide range of roles, beginning his career at Halliburton Energy Services in 1995.

Board contribution

Michael is responsible, together with the Board, for overseeing the financial operations of the Group.

Other appointments

N/A.

Graham Allan

Senior Independent

Non-Executive Director (SID)

Appointed to the Board:

1 September 2020[a]

Committee membership:

Skills and experience

Graham was Group Chief Executive of Dairy Farm International Holdings Ltd from 2012 to 2017, a leading Asian retailer headquartered in Hong Kong. He previously served in several senior positions at Pepsico/Yum! Brands from 1992 to 2012. He assumed the role of President of Yum! Restaurants International in 2003 and for 9 years led the growth of global brands KFC, Pizza Hut and Taco Bell across 120 international markets. Prior to his tenure at Yum! Restaurants, Graham was a consultant at McKinsey & Company.

Board contribution

Graham brings to the Board more than 40 years of strategic, commercial and operations experience within consumer–focused businesses across multiple geographies. Graham was appointed as Senior Independent Non-Executive Director from 1 January 2022 and became Chair of the Responsible Business Committee from 1 March 2023.

Other appointments

Graham is Senior Independent Non-Executive Director at Intertek plc, Independent Non-Executive Director of Associated British Foods plc and Independent Non-Executive Director of Americana Restaurants International plc. He also serves as Chairman of Bata Footwear, a private company.

Arthur de Haast

Independent Non-Executive Director

Appointed to the Board: 1 January 2020

Committee membership:

Skills and experience

Arthur has held several senior roles in the Jones Lang LaSalle (JLL) group, including Chair of JLL’s Capital Markets Advisory Council and Chair and Global CEO of JLL’s Hotels and Hospitality Group. Arthur is also a former Chair of the Institute of Hospitality.

Board contribution

Arthur has more than 30 years’ experience in the capital markets, hotels and hospitality sectors, along with significant board-level knowledge around sustainability.

Other appointments

Arthur is Chair of JLL’s Capital Markets Advisory Council, an Independent Non-Executive Director of Chalet Hotels Limited and Chair of its Risk Management Committee, and a member of the Advisory Board of the Scottish Business School, University of Strathclyde, Glasgow.

a. Graham was a member of the Board from 1 January 2010 to 15 June 2012 prior to being appointed as Chief Operating Officer of Dairy Farm International Holdings Limited.

116	IHG	Annual Report and Form 20-F 2024

Our Board of Directors continued

Duriya Farooqui

Independent Non-Executive Director

Appointed to the Board:

7 December 2020

Committee membership:

Skills and experience

Duriya is an Independent Director at Intercontinental Exchange, Inc. (ICE), a leading operator of global exchanges and clearing houses, and provider of mortgage technology, data and listings services. She is also an executive coach and mentor with The Exco Group, focused on helping Fortune 500 companies develop high-performing leadership teams. Duriya was previously President of Supply Chain Innovation at Georgia-Pacific, leading an organisation responsible for supply chain transformation. Prior to this, she was Executive Director of Atlanta Committee for Progress, a coalition of more than 30 CEOs providing leadership on economic growth and inclusion opportunities in Atlanta. Duriya has also been a principal at Bain & Company and Chief Operating Officer of the City of Atlanta.

Board contribution

Duriya’s diverse board and executive-level experience brings valuable insights and perspectives to IHG. She combines more than two decades of relevant expertise in business strategy, transformation and innovation, with a clear commitment to driving responsible operations and diversity.

Other appointments

Duriya is an Independent Director of Intercontinental Exchange, Inc. She serves on the boards of NYSE and ICE NGX, both subsidiaries of ICE, and co-chairs the NYSE Board Advisory Council. She is also a Trustee of Agnes Scott College, a member of the Board of Councilors of The Carter Center and a Board Commissioner of Atlanta Housing.

Byron Grote

Independent Non-Executive Director

Appointed to the Board: 1 July 2022

Committee membership:

Skills and experience

Byron’s career spanned over 30 years in the international oil and gas sector, including Standard Oil of Ohio and subsequently BP p.l.c, where he held management positions in retail marketing, trading, mining, exploration and production, renewables, petrochemicals, and finance. He served as an Executive Director on the Board of BP p.l.c. for 13 years and was the Chief Financial Officer from 2002 until 2011. He previously served as the Senior Independent Director and Audit Committee Chair at Anglo American plc and Tesco PLC, as a Non-Executive Director and Audit Committee Chair at Unilever PLC and Unilever N.V., and Non-Executive Director at Standard Chartered PLC.

Board contribution

Byron has extensive experience across a range of leading international businesses, both at board level and in senior management positions, particularly in finance and chairing audit committees. He is a participant in the European Audit Committee Leadership Network and a member of the Audit Committee Chairs’ Independent Forum. Byron has been Chair of the IHG Audit Committee since March 2023.

Other appointments

Byron is a Non-Executive Director at Inchcape PLC and on the Supervisory Board of Akzo Nobel N.V., where he is the Deputy Chair and Audit Committee Chair.

Sir Ron Kalifa

Independent Non-Executive Director

Appointed to the Board: 1 January 2024

Committee membership:

Skills and experience

Ron is a recognised leader in financial services and technology-related businesses. He was formerly Chief Executive Officer of Worldpay for more than 10 years, serving as Vice Chairman thereafter and an Executive Director until February 2020. Ron authored a government-commissioned report ‘Review of UK Fintech’, recommending a new strategy for the UK in financial services. Ron was also Chairman of Network International Holdings Plc until September 2024.

Board contribution

Ron brings to the IHG Board in-depth knowledge of high-growth sectors of financial markets, including payments and fintech strategy. He also has a wealth of experience through his tenure on various boards, including not-for-profit boards.

Other appointments

Ron is Vice Chair and Head of Financial Infrastructure at Brookfield Asset Management. He is a Non-Executive Director and the Senior Independent Director on the Court of Directors of the Bank of England, a Non-Executive Director for the England & Wales Cricket Board and a member of the Council at Imperial College London.

Ron is a Trustee of the Royal Foundation of the Prince and Princess of Wales and Chair of the Sports Honours Committee.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	117

Angie Risley

Independent Non-Executive Director

Appointed to the Board:

1 September 2023

Committee membership:

Skills and experience

Angie’s career in human resources has spanned executive roles across a number of sectors, including at United Biscuits; Whitbread as an Executive Director, Group HR Director; and Lloyds Banking Group as a member of the Executive Committee as Group HR Director. She recently retired from Sainsbury’s where she was Group HR Director for 10 years and a member of the Operating Board.

Angie previously served as Non-Executive Director of Serco Group plc (and was Chair of the Remuneration Committee) as well as Sainsbury’s Bank plc, Arriva and Biffa, and she has been a member of the Low Pay Commission.

Board contribution

Angie brings to the IHG Board a wide range of experience from a variety of sectors and a strong background in human resources. Angie became Chair of the Remuneration Committee from 1 January 2024.

Other appointments

Angie is currently the Senior Independent Non-Executive Director, Chair of the Remuneration Committee and a member of the Nomination and Governance Committee at Smith & Nephew plc.

Sharon Rothstein

Independent Non-Executive Director

Appointed to the Board: 1 June 2020

Committee membership:

Skills and experience

Sharon currently serves as Operating Partner of Stripes Group, a growth equity firm investing in high-growth consumer and SaaS (Software as a Service) companies. She previously served as Executive Vice President, Global Chief Marketing Officer and, subsequently, as Executive Vice President, Global Chief Product Officer for Starbucks Corporation. In addition, Sharon has held senior marketing and brand management positions at Sephora LLC, Godiva Chocolatier, Inc., Starwood Hotels & Resorts Worldwide, Inc., Nabisco Biscuit Company and Procter & Gamble Company.

Board contribution

Sharon brings extensive brands, marketing and digital expertise, having worked in senior positions for more than 25 years at iconic global companies. In addition to her knowledge of the hospitality industry, Sharon has wide-ranging board-level experience in a number of consumer-focused businesses.

Other appointments

Sharon serves on the boards of Yelp, Inc. and private companies Califia Farms, LLC, Levain Bakery, Inc., and Pop Up Bagels, Inc.

Board Committee membership

118	IHG	Annual Report and Form 20-F 2024

Our Board of Directors continued

Changes to the Board, and its Committees, and Executive Committee

Daniela Barone Soares	Daniela stood down from the Board on 31 December 2024

Daniel Aylmer	Daniel was appointed to the Executive Committee as Chief Executive Officer, Greater China in April 2024

Jolie Fleming	Jolie was appointed to the Executive Committee as Chief Product & Technology Officer in April 2024

Ron Kalifa	Ron was appointed to the Board as a Non-Executive Director with effect from 1 January 2024

George Turner	George stood down from the Executive Committee and his role as Chief Commercial and Technology Officer in April 2024

Board and Committee membership and attendance in 2024

	Appointment date	Additional/ Committee appointments	Board	Audit Committee	[a]	Responsible Business Committee	Nomination Committee	Remuneration Committee

Total meetings held			8	5		4	5	6

Chair

Deanna Oppenheimer[b]	01/06/22		8/8	–		–	5/5	6/6

Chief Executive Officer

Elie Maalouf	01/01/18		8/8	–		–	–	–

Executive Directors

Michael Glover	20/03/23		8/8	–		–	–	–

Senior Independent Non-Executive Director

Graham Allan[c]	01/09/20		8/8	4/5		4/4	5/5	–

Non-Executive Directors

Daniela Barone Soares[d]	01/03/21		7/8	–		3/4	–	4/6

Arthur de Haast	01/01/20		8/8	5/5		4/4	–	–

Duriya Farooqui	07/12/20		8/8	5/5		4/4	–	–

Byron Grote	01/07/22		8/8	5/5		–	5/5	6/6

Sir Ron Kalifa[e]	01/01/24		7/8	4/5		–	–	5/6

Angie Risley[f]	01/09/23		8/8	–		3/4	4/5	6/6

Sharon Rothstein	01/06/20		8/8	5/5		4/4	–	–

a.	In principle, the full Board attends the relevant sections of the Audit Committee meetings when financial results are considered.

b.	In principle, the Chair attends all Committee meetings.

c.	Graham Allan was unable to attend an Audit Committee meeting due to a prior commitment.

d.

Daniela Barone Soares was unable to attend a Board meeting, a Responsible Business Committee meeting and two Remuneration Committee meetings due to prior commitments. Daniela stood down from the Board on 31 December 2024.

e.	Ron Kalifa was unable to attend a Board meeting, an Audit Committee meeting and a Remuneration Committee meeting due to a prior commitment.

f.	Angie Risley was unable to attend a Responsible Business Committee meeting and a Nomination Committee meeting due to a prior commitment.

Board Committee membership and additional appointments key

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	119

Our Executive Committee

 In addition to Elie Maalouf and

 Michael Glover, the Executive

 Committee comprises:

Daniel Aylmer

Chief Executive Officer, Greater China

Appointed to the Executive Committee:

April 2024 (joined the Group: 2016)

Skills and experience

Daniel’s expertise in hotel operations and deep understanding of the Chinese market has enabled him to lead IHG’s Greater China region with continued success. Previously, Daniel held the position of Managing Director for the region from 2021 to 2024, where he played a pivotal role in steering the region’s growth by executing strategic priorities, enhancing performance, and fostering an excellent reputation.

Before this, Daniel served as Chief Operating Officer for IHG Greater China, where he provided strategic direction for all managed and franchised full-service hotel operations, contributing significantly to the region’s rapid expansion.

Daniel’s background in hospitality spans Europe, the US, and Asia. With more than 20 years previously at Starwood, he brings invaluable expertise to IHG. Daniel also serves on the executive committee of the British Chamber of Commerce in Shanghai, actively promoting the economic and trade exchanges between China and the UK.

Key responsibilities

Daniel oversees the Greater China market based in Shanghai and is responsible for driving the management, growth, and profitability of the region.

Heather Balsley

Chief Commercial & Marketing Officer

Appointed to the Executive Committee: November 2023 (joined the Group: 2007)

Skills and experience

Heather was appointed as IHG’s Global Chief Customer Officer in November 2023 later becoming Chief Commercial & Marketing Officer in April 2024. Previously, Heather held several senior positions in the Group, including SVP, Global Loyalty & Partnerships, where she was responsible for the Company’s loyalty and partnerships business, including the re-launch of IHG One Rewards and co-brand credit card business. She also served as SVP, Global Marketing, Mainstream Brands and SVP, Americas Brands and Marketing.

Prior to joining IHG, Heather spent seven years as a consultant with Marakon Associates in New York, where she advised Fortune 500 companies on performance-enhancing strategies.

She holds an MBA from Harvard Business School and a bachelor’s degree in Economics and Sociology from Duke University.

Key responsibilities

Heather leads all aspects of IHG’s brand strategy, positioning, marketing, commercial performance, customer data & analytics and the end-to-end customer experience across IHG’s portfolio of 19 brands, including our award-winning IHG One Rewards loyalty programme.

120	IHG	Annual Report and Form 20-F 2024

Our Executive Committee continued

Jolyon Bulley

Chief Executive Officer, Americas

and Group Transformation Lead,

Luxury & Lifestyle

Appointed to the Executive Committee:

November 2017 (joined the Group: 2001)

Skills and experience

A career hotelier, Jolyon has held a number of significant roles at IHG and, before being appointed as CEO, Americas in 2023, was CEO for Greater China from 2018. In 2021, in addition to his role as CEO for Greater China, Jolyon was appointed to lead the Luxury & Lifestyle Transformation Team.

Prior to that, he was Chief Operating Officer (COO) for the Americas from 2014 to 2017, leading the region’s operations for franchised and managed hotels, in addition to cultivating franchisee relationships and enhancing hotel operating performance. Jolyon also served as COO for Greater China for almost four years, with oversight of the region’s hotel portfolio and brand performance, new hotel openings and owner relations.

Jolyon graduated from William Angliss Institute in Melbourne with a concentration in Tourism and Hospitality.

Key responsibilities

Jolyon is responsible for the management, growth and profitability of the Americas region and the development and defining of a strategy for our Luxury & Lifestyle brands’ performance and growth.

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

In 2011, Yasmin was awarded a Companion of the Order of the Bath (CB) in the New Year’s Honours List in recognition of her career in government communications. In addition, Yasmin is an Independent Non-Executive Director of the Rugby Football Union and is a Board Trustee member of the Sustainable Hospitality Alliance.

Key responsibilities

Yasmin is responsible for all global corporate affairs activity, focused on supporting and enabling IHG’s broader strategic priorities. This includes all external, internal, hotel and owner communications; global government affairs work; and leading IHG’s Corporate Responsibility strategy.

Jolie Fleming

Executive Vice President,

Chief Product & Technology Officer

Appointed to the Executive Committee:

April 2024 (joined the Group: 2021)

Skills and experience

Jolie joined IHG in 2021 as Senior Vice President, Guest Products and Platforms (GPP) for IHG’s Commercial and Technology team. In that role, she led the development and launch of technology solutions for the new IHG One Rewards programme and supporting mobile app, new hotel websites and the integration of new partners, including Iberostar.

Jolie’s career has spanned both large corporate environments and start-ups but has focused on a common goal of leading transformative growth through product management, technology, relentless delivery and high-performance teams. Prior to IHG, Jolie spent more than 25 years in technology-first businesses spanning multiple industries. Most recently, Jolie served as the Managing Director of Digital and Customer Experience at E*TRADE by Morgan Stanley where she led its award-winning digital channels.

Key responsibilities

Jolie is responsible for driving the development of all guest, enterprise and owner-facing products and technology, while working across the Group’s regions with marketing, brands, loyalty and operations.

Gender of Board and Executive Committee

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in Executive Committee	Percentage of Executive Committee

Men	6	60%	3	6	60%

Women	4	40%	1	4	40%

Not specified/prefer not to say		–	–	–	–

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	121

Nicolette Henfrey

Executive Vice President, General

Counsel and Company Secretary

Appointed to the Executive Committee: February 2019 (joined the Group: 2001)

Skills and experience

Nicolette joined IHG in 2001. Prior to leading the Business Reputation and Responsibility function, she held a number of senior legal roles, including Deputy Company Secretary. During that time, she worked with the Board, Executive Committee and wider organisation to ensure best-in-class delivery and compliance across legal, governance and regulatory areas. Nicolette is a solicitor qualified in England and South Africa and previously worked as a corporate lawyer at Linklaters in London and Findlay & Tait (now Bowmans) in South Africa.

Key responsibilities

Nicolette has global responsibility for all areas of corporate governance, legal, risk management, insurance, regulatory compliance, internal audit and hotel standards.

Wayne Hoare

Chief Human Resources Officer

Appointed to the Executive Committee: September 2020 (joined the Group: 2020)

Skills and experience

Wayne has more than 30 years of experience in HR and joined IHG from RCL FOODS, where he spent seven years as the company’s Chief Human Resources Officer, leading the culture-building and talent strategy for 25,000 employees. Prior to joining RCL FOODS, Wayne spent 26 years at Unilever, where he worked across a broad range of roles in mature and developing markets across Europe, North America, Asia, Africa and the Middle East.

Wayne’s most recent role at Unilever was as SVP, HR – Global Centres of Expertise, where he held responsibility for the Global Talent, Leadership Development and Reward teams. He led the development of the company’s HR strategy to enable a performance culture focused on growth.

Key responsibilities

Wayne has global responsibility for talent management, learning and capability building, inclusion and impact, organisation development, reward and benefit programmes, employee relations and all aspects of the people and organisation strategy for the Group.

Kenneth Macpherson

Chief Executive Officer, EMEAA

Appointed to the Executive Committee: April 2013 (joined the Group: 2013)

Skills and experience

Kenneth became CEO, EMEAA in January 2018. He was previously IHG’s CEO for Greater China, a role he held from 2013 to 2017. He has extensive experience across sales, marketing strategy, business development and operations. In addition to 12 years living and working in China, Kenneth’s career includes experience in Asia, the UK, France and South Africa. Before IHG, he worked for 20 years at Diageo, one of the UK’s leading branded companies. His senior management positions included serving as Managing Director of Diageo Greater China, where he helped to build the company’s presence and led the landmark deal to acquire ShuiJingFang, a leading manufacturer of China’s national drink, and one of the first foreign acquisitions of a Chinese listed company.

Key responsibilities

Kenneth is responsible for the management, growth and profitability of the EMEAA region. He also manages a portfolio of hotels in some of the world’s most exciting destinations, in both mature and emerging markets.

 Ethnic background of Board and Executive Committee

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in Executive Committee	Percentage of Executive Committee

White British or other White (including minority-white groups)	7	70%	3	8	80%

Mixed/Multiple Ethnic Groups	–	–	–	–	–

Asian/Asian British	2	20%	–	1	10%

Black/African/Caribbean/Black British	–	–	–	–	–

Other ethnic group	1	10%	1	1	10%

Not specified/prefer not to say	–	–	–	–	–

The information in the tables above is compiled from self-reported data from the relevant individuals.

As at 17 February 2025, the Company complies with the following targets on board diversity in accordance with Listing Rule 6.6.6R(9): (i) at least 40% of the individuals on the Board are women; (ii) at least one senior position, namely the Chair of the Board, is held by a woman; and (iii) at least one individual on the Board is from a minority ethnic background.

122	IHG	Annual Report and Form 20-F 2024

Governance structure

Governance framework

Our governance framework is headed by the Board, which delegates certain management and oversight responsibilities to various Committees to further IHG’s purpose, values and strategy, while conducting business in a responsible manner. Executive management is responsible for the implementation of strategy that is delivered by the Group’s workforce.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	123

Board activities

Key areas of focus during the year

Board meetings	Performance

This page gives an overview of some of the regular and standing items discussed and decisions made at Board meetings during the year.

The table on pages 124 and 125 sets out information on the key matters discussed by the Board in 2024 and our Section 172 statement, which includes information about how stakeholders were considered and impacted outcomes.

In several areas, much of the substantive preparation work took place within the Board’s Committees and was later confirmed by the Board, or the whole Board attended certain sections of Committee meetings. Where this was the case, the discussions are treated as having taken place at Board level.

The Board receives regular updates from the CEO and CFO on recent and current trading, including RevPAR, operating profit, net system size growth and cash flow performance. These were also compared to the results of competitors and budget. Internal projections were compared with the consensus of forecasts by analysts to ensure that the Company’s prospects were appropriately reflected in market expectations. The Board also monitors the progress of the share buyback programme.

Throughout the year, the Board also receives regional performance updates from each of the regional Chief Executive Officers, covering regional market and competitive landscapes, financial performance, regional strategy and progress on regional initiatives, and risks and mitigation measures.

Governance and assurance

The Board receives regular updates on principal and emerging risks, internal controls, risk management systems, the Group’s risk appetite, litigation, cybersecurity, compliance programmes and the global insurance programme. Committee Chairs also deliver reports on risk topics in relation to the areas of remit for their respective Committees.

The Board receives regulatory development updates from the General Counsel and Company Secretary, covering regulatory changes in areas such as corporate reporting and governance, executive remuneration, shareholder body voting guidelines and other social and environmental matters. The Board also reviewed and approved the Group’s Code of Conduct.

Stakeholders

The Board receives a regular report outlining share register movements, relative share price performance, investor relations activities and engagement with shareholders. The Board also considers views shared from the regular investor and analyst perception studies and feedback surveys, as well as individual meetings with investors.

The Board receives a regular report outlining various geopolitical and social issues pertaining to IHG and its business; corporate affairs activity supporting IHG’s corporate reputation, brands and responsible business agenda; owner and colleague engagement; government and advocacy programmes; and industry-body engagement.

124	IHG	Annual Report and Form 20-F 2024

Board activities continued

Key areas of focus during the year continued

Key matters discussed in 2024 and Section 172 statement

Section 172 of the Companies Act 2006 requires a director of a company to promote the success of that company, and in doing so, the director must have regard to six factors. These are: the long-term consequences of a decision; the interests of its employees; business relationships with suppliers, customers and others; its impact on the community and environment; the desirability of maintaining high standards of business conduct; and the need to act fairly between members of the company. The table below summarises some of the main matters dealt with by the Board during the year and how it took the Section 172 factors into account. The relevant Section 172 factors are identified in the table.

Finance and performance

Shareholder returns The Board considered and approved a final dividend for 2023, an interim dividend for 2024 and a $800m share buyback programme.

In considering the dividends paid during the year and the share buyback programme, the Board took into account the creation of value for shareholders, the expectations of analysts in the context of the Company’s trading and viability assessments and capacity to pay, as well as the external environment, including the geopolitical situation and macro-economic developments, while having regard to the Group’s dividend policy.

Considerations – Long term – High standards – Act fairly between members

Group finance The Board approved the update of the Group’s Euro Medium Term Note (EMTN) bond programme and the issuance of a €750m bond.

In approving the EMTN programme update and the €750m bond issuance, the Board considered in particular the Group’s longer-term debt maturity and liquidity profiles as well as the benefits of prudent financial management to the Group’s employees and shareholders.

Considerations – Long term – Employees – High standards – Act fairly between members

Financial statements

The Board considered and approved the full and half-year financial results statements, including the going concern and viability statements, and whether the Annual Report was fair, balanced and understandable.

In reviewing and approving for publication the Group Financial Statements, the Board ensured that the Group had met its regulatory requirements in relation to providing shareholders and other stakeholders with accurate information regarding the Group and further maintained the Group’s reputation for operating with high standards.

Considerations – High standards – Act fairly between members

Strategic and operational matters

Brand portfolio The Board considered and approved the Group’s execution of a long-term franchise and development agreement with NOVUM Hospitality.	The Board considered in particular the transaction’s financial and strategic benefits and how the transaction supports the Group’s strategy to grow mainstream brands, focus on priority markets and maintain an asset-light model. The Board also noted the beneficial outcome for hotel owners, through higher brand awareness and loyalty programme engagement.	Considerations – Long term – Suppliers and customers – Community and environment

Ancillary business The Board approved the new US co-brand credit card arrangements between the Group, JPMorgan Chase Bank and Mastercard.

The Board recognised the extensive benefits of the new arrangements for IHG, its shareholders, hotel owners and guests, noting how they will create more opportunities for guests to engage with IHG and its loyalty programme; further strengthen IHG’s enterprise and the System Fund for the benefit of hotel owners; and drive significant shareholder value through additional revenues. The Board and the Audit Committee considered the accounting and reporting implications of the agreements.

Considerations – Long term – Suppliers and customers – High standards – Act fairly between members

Ancillary business The Board approved changes to System Fund arrangements involving changes to fees paid by hotel owners into the System Fund and the sharing arrangements for ancillary fee streams.	The Board carefully considered the impact of the changes on hotel owners and noted the close engagement with the IHG Owners Association. The Board also took into account the beneficial outcome for the Company’s shareholders in terms of the increased revenues being recognised by IHG within its results from reportable segments. The Board and the Audit Committee also considered the accounting and reporting implications of the changes.	Considerations – Long term – Suppliers and customers – High standards – Act fairly between members

Growth strategy in regions – Americas, EMEAA and Greater China

The Board received in-depth regional updates from the CEOs of each of the Group’s three regions, and provided oversight with regard to the Group’s growth strategy and strategic priorities.

	The Board received regular updates from the Group’s operating regions, covering the Group’s relative brand positioning across the brand segments; enterprise capabilities across key markets and the priorities for driving growth in the national markets, and further focused on actions to accelerate the Group’s growth. In its discussions, the Board paid particular attention to critical owner considerations in relation to optimising owner returns as well as initiatives to reduce energy consumption and food waste.	Considerations – Long term – Suppliers and customers – Community and environment

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	125

Strategic and operational matters continued

Regional operating model The Board endorsed changes to the EMEAA region operating model.	In considering the changes to the EMEAA regional operating model, the Board noted in particular the potential to increase awareness and preference for the Group’s brands across a wider geography, enabling further revenue and profit delivery for hotel owners. The Board also took into account how the evolved structure supported talent and succession plans.	Considerations – Long term – Suppliers and customers – Employees

Technology The Board received regular updates during the year on key technology initiatives.	The Board received regular updates on key technology initiatives, including the Group’s new revenue management and property management systems; work to optimise technology across the Group’s channels, particularly call centres; and projects to leverage generative AI and enhance reporting platforms. The Board noted in particular the benefits of an enhanced technology offering to hotel owners as well as the Group’s employees.	Considerations – Long term – Suppliers and customers – Employees

Governance

Executive Committee appointments The Board endorsed the changes and appointments to the Executive Committee during the year.	In considering the talent and succession planning at the Executive Committee level, the Board focused on the skills, experience and profile required to optimise the Executive Committee, including relevant regional and functional leadership, to facilitate the delivery of the Group’s strategic objectives.	Considerations – Long term – Employees – High standards

People

Our people and culture The Board participated in and received regular updates from the Voice of the Employee workforce engagement programme.	The Board participated in employee feedback sessions, and received and considered regular updates from the Voice of the Employee workforce engagement programme, noting continued positive feedback from engagement sessions. A summary of the Voice of the Employee engagement programme activities carried out during 2024 is included on page 135.	Considerations – Employees – High standards

Annual Board strategy meeting

The 2024 Annual Board strategy meeting was held in Atlanta, the location of the Group’s main corporate office in the USA. The Board undertook a detailed review in respect of the following areas:

–	the Group’s performance and achievements in the context of the broader industry and macro-economic considerations;

–	the Group’s strategy and key strategic choices to guide future priorities;

–	key components of the Group’s commercial, marketing and technology strategies; and
–	the Group’s financial and value creation strategy, long-term financial considerations and how the Group’s risk appetite informs the strategic choices.

The sessions provided the Board with a deeper understanding of the strategic choices the Group faces to continue to drive growth and performance and also allowed the Board to focus on the impact of the strategic choices on the Group’s culture of high performance and continuous improvement.

The Board also reflected on the overall effect of the strategic choices on the Group’s risk appetite, risk tolerances and approach to programme and operational risk management.

Outcomes and action items were also addressed at subsequent Board meetings.

Board members were also able to engage informally with colleagues at several leadership functions and at a visit to the Group’s Design Centre.

See pages 42 and 43 for information about how we have engaged with our stakeholders in 2024. Further details of our regard for our people, communities and the planet are on pages 52 to 63.

126	IHG	Annual Report and Form 20-F 2024

Board activities continued

Our shareholders and investors

During 2024, IHG continued its open dialogue with shareholders and investors and conducted its annual programme of investor relations activities with support from its brokers and advisers. The Board received regular updates and considered feedback as outlined on page 123.

The Chair of the Board also held a series of governance meetings with investors during the year. Meetings were held both in-person and virtually and focused on Board and leadership changes, executive remuneration and sustainability. The feedback from investors was positive and investors expressed their support for the Group’s strategy and management.

In addition, our Registrar and American Depositary Receipts (ADR) programme custodians have supported shareholders and ADR holders with their queries.

Committee Chairs and the Senior Independent Director are available for shareholders if they have concerns they wish to discuss.

Further information on the Board’s engagement with shareholders and investors is included on page 42.

Annual General Meeting (AGM)

The Board was pleased to meet shareholders in person at the 2024 AGM.

Our 2025 AGM will be held on Thursday 8 May 2025. The notice of meeting will be sent to shareholders and made available on our website in due course.

Visit ihgplc.com/investors under Shareholder centre.

Director appointments and induction

Director appointments

Other than Sir Ron Kalifa’s appointment to the Board from 1 January 2024, details of which were included in our Annual Report and Form 20-F 2023, no new appointments to the Board were made during 2024.

New Director inductions

When appointed, all new Directors undergo a comprehensive and formal induction programme that is tailored to meet their individual needs and respective roles on the Board. We believe this is crucial to ensure that our Directors have a full understanding of all aspects of our business and familiarity with the Group’s purpose, culture and values so that they can contribute effectively to the Board.

Tailored induction plans are prepared for new Board members in advance of their appointment to the Board. The plans broadly cover the following topics, while being tailored to their Committee appointments and roles, with a particular emphasis on understanding IHG’s business, long-term strategy, risks and opportunities within the business and governance processes and controls:

–	information on the Group’s purpose, culture, values and strategy, including its business model, brands and the markets in which it operates;

–	key strategic initiatives;

–	our approach to internal controls and our risk management strategy;

–	information on the Board, its Committees and IHG’s governance processes;

–

a reminder of the rules relating to maintaining the confidentiality of inside information and restrictions in dealing in IHG shares, together with a briefing on the policies and procedures IHG has in place to ensure compliance with such rules; and

–	meetings with members of the Board and the Executive Committee, senior management from functions across the Group, the external Auditor and other key external advisers.

Additional appointments

During 2024, the Board considered and endorsed the following additional appointments of Directors:

–	Graham Allan as Chair of the Remuneration Committee of Intertek plc.

–	Ron Kalifa as Chair of the Sports Honours Committee.

–	Daniela Barone Soares as Non- Executive Director of Bunzl plc.

–	Sharon Rothstein to the board of Pop Up Bagels, Inc.

–	Deanna Oppenheimer as a UK Council Member of the King’s Trust.

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

Ongoing Director training and development

We understand the importance of an ongoing training programme for Directors to enable them to fully understand the Group’s business and operations in the context of the rapidly developing environment in which it operates. The Chair and the Committee chairs regularly review the training and development needs of the Board in setting the agendas.

Board and Committee meetings are regularly used to update Directors on developments in the environment in which the business operates and in-depth presentations are provided on key topical areas. In 2024, these sessions included updates on cybersecurity, franchising, privacy, remuneration, and responsible procurement.

In addition, the Company Secretary as well as the Company’s external Auditor provide regular updates on regulatory, corporate governance and legal matters as relevant, and Directors are able to meet individually with senior management if necessary.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	127

Board effectiveness evaluation

In line with best practice, the performance and effectiveness of the Board and its Committees are carefully reviewed each year through a formal evaluation process, which is traditionally facilitated externally every three years. An external evaluation was completed in 2023. In 2024, an internal evaluation was undertaken.

Evaluation process

Board members were asked to consider the Board’s overall effectiveness by completing an internal questionnaire, which focused on the following areas:	– progress in implementing agreed action items from the 2023 effectiveness review; – Board composition, including knowledge, experience and competencies, and succession planning;	– Board dynamics and information flow from management to the Board; – engagement between the Board and management; and – Board leadership and strategic focus.

Results of Governance Review

Strengths:	Areas of focus for the year ahead:

1. The responses of Board members to the questionnaire were largely favourable in relation to all areas of the Board’s operation.

2. The Board’s engagement with management continues to be robust and effective, with the right level of support and challenge being brought by the Board.

3. Board members commented positively on overall Board dynamics and discussion, indicating that reporting from Management continues to be well prepared and transparent and that the Board has kept sufficient focus on IHG’s long-term strategy.

4. The Board continues to be effective in safeguarding the governance, reputation, viability and future value of IHG.

1. Continued focus on long-term strategy: need to continue balancing short-term and long-term objectives, in particular in the context of an increasingly competitive landscape, complex geopolitical and economic factors, technology opportunities and challenges, and evolving environmental, social and governance trends.

2. Evolving Customer Needs and Industry Trends: maintain its focus on industry trends, whilst further focusing on consumer trends and brand performance and employee culture to remain competitive

3. Board Composition & Succession Planning: good progress had been made in relation to executive succession planning, which should continue to be a focus for 2025.

Board Committees

Each of the Board’s Committees were evaluated as part of the broader evaluation process. The internal evaluation process also assessed the effectiveness and support provided by and to the Board Committees.

Through the process, it was confirmed that the Committees have the necessary attributes to support their effective operation and that they are well integrated into the Board decision-making processes.

Each of the Committees reviewed the findings and agreed the respective actions with consideration of the overall Board findings where they were deemed relevant to the Committee’s work. Further details are set out in each Committee Report on pages 129, 134, 137 and 154.

Performance evaluation of Directors

In addition to the internal Board evaluation process outlined above, the SID led the individual performance of the Non-Executive Directors and carried out one-to-one meetings with each of them, focusing on their contribution to the Board and Principal Committees and engagement with fellow Directors, taking into account their relevant skills, knowledge and experience. Particular points of note were shared with the individual Directors and, following a final discussion and feedback session between the Chair and the SID, it was concluded that the Directors perform their duties independently and effectively and that they dedicate sufficient time to discharge their Board responsibilities.

The performance assessment of the Chair was also led by the SID. The evaluation focused on:

–  overall leadership of the Board;

–  the Board’s culture and the Chair’s ability to facilitate constructive Board relations; and

–  managing the Board in accordance with high standards of corporate governance.

The CEO evaluation was led by the Chair, who collected feedback to a series of questions from the Non-Executive Directors.

Key areas of focus included:

–  the Group’s performance and impact of the CEO;

–  the relationship and ability to work collaboratively and transparently with the Board;

–  delivery of the Group’s growth agenda;

–  regard for community and the environment;

–  building talent and organisational capabilities; and

–  progress in relation to IHG’s 2024 plan and future strategic priorities.

128	IHG	Annual Report and Form 20-F 2024

Audit Committee Report

Highlights

-

Detailed assessment of the changes made during the year regarding fees paid by owners into the System Fund and the sharing arrangements for ancillary fee streams such as those related to the sale of IHG One Rewards loyalty points.

-

nalysis and evaluation of the financial reporting implications of the new US co-brand credit card arrangements entered into during the year, including accounting estimates, the control environment and financial statement disclosures.

-	Expansion of deep dives relating to key risk and control topics correlated to our principal and emerging risks from experts across the business.

Key duties and role

of the Committee

Key objectives and summary of responsibilities

The Audit Committee is responsible for ensuring that IHG maintains a strong control environment. It monitors the integrity of IHG’s financial reporting, including significant financial reporting judgements; maintains oversight and reviews our systems of internal control and risk management; monitors and reviews the effectiveness and performance of internal and external audit functions; and reviews the behaviours expected of IHG’s employees through the Code of Conduct and related policies.

The Committee’s role, responsibilities and authority delegated to it by the Board are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board.

The ToR are available at ihgplc.com/investors under Corporate governance.

As noted, the Committee focused its attention on reviewing and obtaining assurance in relation to emerging and evolving risks as well as the Group Financial Statements and controls. Other areas of focus over the year have been:

–	the Group’s global financial governance compliance plans, with particular focus on system and process transitions;

–	consideration of an indicative roadmap to ensure compliance with the revised Corporate Governance Code’s requirement of a declaration from Directors regarding the effectiveness of material controls;

–	the Group’s approach to compliance with the EU Corporate Sustainability Reporting Directive and the governance structure implemented to provide oversight across the project;

–

the evolution of the Group’s brand safety standards framework to address existing and emerging hotel operational safety and security risks, with a continued focus on delivering globally consistent outcomes to manage safety and security risks across the Group’s brands and business models; and

–	the Group’s approach to insurance coverage, including the annual renewal of the global property and liability insurance programme.

Membership and

attendance at meetings

Details of the Committee’s membership and attendance at meetings are set out on page 118. The Chair of the Board, CEO, CFO, Group Financial Controller, Head of Risk and Assurance, General Counsel and Company Secretary, Deputy Company Secretary and our external Auditor attended the Committee’s meetings in 2024. Other attendees are invited to meetings as appropriate and the CEO and all other Directors were invited to Committee meetings where the approval of financial reporting was considered and discussed. The Committee continues to hold private sessions with the internal and external Auditors without the presence of management to ensure that a culture of transparency is maintained.

The Committee Chair continues to have recent and relevant financial experience and all members of the Committee are Independent Non-Executive Directors. In accordance with the Code, the Board also considers that the Committee as a whole possesses competence relevant to the Company’s sector, having a range of financial and commercial experience in the hospitality industry and the broader commercial environment in which the Group operates. Further details of the skills and experience of the Committee members can be found on pages 114 to 117.

Reporting to the Board

Following each Committee meeting, the Committee Chair updates the Board on key issues discussed. The papers and minutes for each meeting are circulated to all Board members, who are invited to request further information if required and to provide any challenge where necessary.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	129

Effectiveness of the Committee

During the year, the Committee’s effectiveness was reviewed as part of the internal Board evaluation process. The evaluation responses positively highlighted the quality of leadership and external reporting and the Committee concluded that it remains effective.

Focus areas and activities

Financial and narrative reporting

During the year, the Committee reviewed and recommended approval of the interim and annual Financial Statements (considering the relevant accounting and reporting matters such as key judgement areas, going concern and viability statements, the financial reporting impacts of commercial litigation and disputes, exceptional items and impairment reviews) and the Group’s quarterly trading updates. All members of the Board are asked to attend these meetings.

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

The Committee received early drafts of the Annual Report and Form 20-F 2024 (Annual Report), and when providing comments considered: (i) the process for preparing and verifying the Annual Report, which included review by the Executive Committee and input from senior employees in the Company Secretariat, Legal, Operations, Strategy, Human Resources, Finance, Risk and Assurance teams; (ii) a report from the Chair of the Disclosure Committee; and (iii) a checklist prepared by the Annual Report team confirming compliance with the relevant regulatory requirements.

The Committee also considered management’s analysis of how the content, taken as a whole, was ‘fair, balanced and understandable’, and whether it contained the necessary information for shareholders to assess the Group’s position, performance, business model and strategy. In order to reach this conclusion, a dedicated project team worked on the contents of the Annual Report and a detailed verification process to confirm the accuracy of the information contained within the Annual Report was undertaken by the Financial Planning and Analysis department. The Committee then considered both the structure and content of the Annual Report to ensure that the key messages were effectively and consistently communicated and that meaningful links between the business model, strategy, KPIs, principal risks and remuneration were clearly identified throughout the Annual Report. The Committee also reviewed the proportionate and consistent consideration of climate matters across the Annual Report, including the Task Force on Climate-Related Financial Disclosures (TCFD) statement and an asset-by-asset review for impairment purposes, and considered that the disclosures were appropriate.

Alongside this review, the Committee considered guidance provided by the Financial Reporting Council (FRC) throughout the year and took into account the updated Corporate Governance Code 2024.

Following a review of the contents of the Annual Report alongside the aforementioned criteria, the Committee reported its recommendation to approve the Annual Report to the Board.

Significant matters in the 2024 Financial Statements

Throughout 2024, the Committee provided ongoing challenge to management’s accounting, reporting and internal controls. The Committee discussed with management and the external Auditor the significant areas of complexity, management judgement and estimation in relation to the Financial Statements, and the impact of any accounting developments or legislative changes. The Committee has satisfied itself that management had adequately identified and considered all potentially significant accounting and disclosure matters. The key items discussed are outlined on pages 132 and 133.

Internal control and risk management

The Board is responsible for establishing procedures to manage risk, overseeing the internal control framework and determining the nature and extent of the principal risks the Company is willing to take to achieve its long-term objectives. The Committee supports the Board by reviewing the effectiveness of the Group’s internal control and risk management systems and assessing emerging and principal risks, and undertook such a review in respect of 2024.

In order to effectively review the internal control and risk management systems, the Committee:

–

receives regular reports from management, the Risk and Assurance team and the external Auditor on the effectiveness of the systems for risk management and internal controls, including financial, operational and compliance controls;

–

reviews the process by which risks are identified (including procedures in place to identify emerging risks and linkage to wider consideration of strategy and resilience) and assesses the timeliness and effectiveness of action taken by management, including regular reports on the Company’s overall risk management and internal controls systems and principal risks; and

–

receives regular reports relevant to risk management and internal controls, both financial and non-financial, to ensure that current and emerging risks are identified and assessed and that there is an appropriate management response (see pages 44 to 51 for further detail on our risks and initiatives to manage them).

130	IHG	Annual Report and Form 20-F 2024

Audit Committee Report continued

As part of the Committee’s review of the internal control and risk management systems, key financial, operational and compliance controls across the business continue to be monitored and tested throughout the year. The Committee assesses the approach to Sarbanes-Oxley Act 2002 (SOX) compliance in accordance with our US obligations and reviews reports on the progress of the SOX programme at each meeting. During the year, the Committee received updates on the automation of SOX controls and the ongoing programme to streamline the overall control count in line with continued best practice and advances in automation.

During 2024, the Committee considered the activity undertaken by the Risk and Assurance team to enhance the Board’s oversight of risk management and internal controls. The Committee also received presentations on:

–	cybersecurity and fraud trends and increased areas of focus (including AI and automation);

–	regulatory developments relating to franchise law, privacy, ethics and compliance and non-financial reporting;

–	litigation risks for franchisees, including risks of vicarious liability for human trafficking and operational safety and security; and

–	the impact of IHG’s growth strategy, including evolving geographic and ownership profiles, on operational standards such as brand safety standards.

Having reviewed the internal controls and risk management systems throughout the year, the Committee concluded that the Group continues to have an effective system of risk management and internal controls, and that there are no material weaknesses in the control environment.

Tax risks, policies and governance

The Group’s CFO has responsibility for tax and tax policies at Board level. These policies and procedures are subject to regular review and update and are approved by the Audit Committee. Procedures to minimise risk include the preparation of thorough tax risk assessments for all transactions carrying material tax risk and, where appropriate, material tax uncertainties are discussed and resolved with tax authorities in advance.

Our Approach to Tax document is available at ihgplc.com/en/responsible-business/ policies-and-position-statements

Principal risk areas

During the year, the Committee discussed and assessed the range and aggregate impact of dynamic risks that the Group faced in the context of the ongoing volatility in the geopolitical and macro-economic environment. Factors noted in the Committee’s discussions included:

–	the pace of digitalisation (for example, rapidly evolving technology ecosystems and cloud capabilities);

–	intensifying expectations of growth and scale, including in new markets and with evolving deal structures; and

–	growing opportunities for operational efficiency and effectiveness involving organisational models and automation.

Further details of our principal risks, uncertainties and review process can be found on pages 46 to 51.

Non-audit services

IHG’s Audit and Non-Audit Services Pre-Approval Policy helps to ensure that the external Auditor’s independence and objectivity are not impacted by non-audit services provided by the external Auditor. The policy is reviewed by the Audit Committee annually.

The policy requires that pre-approval is obtained from the Audit Committee for all services provided by the external Auditor before any work can commence, without any de minimis threshold in line with US Securities and Exchange (SEC) requirements and UK ethical standards.

The Committee reviewed the audit and non-audit fees incurred with the external Auditor and noted that there had been no prohibited services (as defined by SOX or under UK ethical standards)

provided to the Group during the year. The Committee is prohibited from delegating non-audit services approval to management and compliance with the policy is actively managed.

IHG is committed to maintaining non-audit fees at a low level and the Committee remains cognisant of the guidelines of investor advisory bodies on non-audit fees. During 2024, 12% of services provided to the Group were non-audit services (2023: 10%), primarily related to System and Organisation Controls Reports. These services are typically performed by external auditors as knowledge of the Company or Group is necessary for the provision of the non-audit services. Details of the fees paid to PwC for non-audit and statutory audit work during 2024 can be found on page 214. The Committee is satisfied that the Company was compliant during the year with the FRC’s Ethical and Auditing Standards in respect of the scope and maximum permitted level of fees incurred for non-audit services provided by PwC. Where non-audit work is performed by PwC, both the Company and PwC ensure adherence to robust processes to prevent the objectivity and independence of the external Auditor being compromised.

Risk and assurance – Internal Audit

The Committee discusses and approves the Internal Audit annual plan, which aims to provide objective and insightful assurance that appropriate controls are in place to support our strategy and growth ambitions. Progress against the Internal Audit plan is reported at each meeting and, during 2024, the Committee reviewed several areas set out in the plan relating to dynamic risk trends, particularly in areas with less mature controls, including data and information usage, operational resilience, and technology and/ or digital performance innovations. The plan also adapted during the year to respond to the evolving ESG regulatory landscape and to consider the impact of ongoing organisational changes on risk management and internal control arrangements.

The Committee also received updates on the arrangements for confidential reporting and on certain investigations supported by Internal Audit during the year.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	131

The 2025 plan presented to the Committee in December 2024 maintains focus on the integrity of the risk management and internal control system, providing independent assurance to complement management’s own activities where these are relatively mature, well governed and/or regulated. Areas of focus in 2025 include the delivery of key owner and growth-focused initiatives; procurement and technology vendor risk management; and the ability of the Group’s data governance frameworks to meet evolving regulatory requirements.

Following consideration, the Committee confirmed its agreement to the 2025 Internal Audit plan, including the assurance objectives identified. The Committee reviews the results of completed audits and observations from other ongoing assurance and control improvement support, as well as actions taken by management in response to Internal Audit’s work.

The functional effectiveness of Internal Audit is assessed on an ongoing basis and reported to the Committee throughout the year. During 2024, this has involved feedback from auditees and self-assessment of execution against methodology. This has highlighted conformance to recently revised recognised standards for internal auditing and enhanced utilisation of audit technology tools, while identifying opportunities for ongoing improvement, for example, deepening audit team knowledge of key business initiatives and sharing of audit recommendations with regional management. An independent quality evaluation of the function was last conducted in 2023.

Governance and compliance

The Committee is also responsible for reviewing the Group’s Code of Conduct and related policies.

Looking forward

During 2025, the Committee will remain focused on the Group’s internal control and risk management environment and approach to financial reporting. In doing so, the Committee will take into account developments in reporting responsibilities, including those relating to changes in the UK Corporate Governance Code and other regulatory requirements.

External Auditor –

reappointment of PwC

The Committee reviewed and assessed PwC’s performance during the year and considered its reappointment as the Group’s external Auditor. PwC has been the Group’s Auditor since its appointment in March 2021, following a tender process in 2019. During 2024, Andrew Hammond succeeded Giles Hannam as PwC’s lead audit partner.

The Committee regularly reviewed and assessed the progress of the audit throughout the year and also undertook a detailed effectiveness assessment through two surveys; one for Committee members and the other for senior management.

The surveys focused on the following areas:

–	the quality and service of the audit team;

–	audit planning and execution;

–	communication with the Committee and senior management;

–	the Auditors’ assessment of process controls and financial reporting; and

–	the independence and objectivity of the Auditors.

The responses to the surveys were positive and noted in particular that the PwC audit team had developed a clear audit plan that was effectively communicated, demonstrated strong technical expertise and provided constructive challenge.

During 2024, the Committee also agreed with PwC that reporting would be provided against a series of audit quality indicators to support the Committee’s assessment of audit quality. This reporting was provided for the first time in February 2024.

Accordingly, the Committee concluded that the PwC audit team was providing the required quality in its provision of audit services and maintained appropriate levels of independence and objectivity. The Committee therefore recommended to the Board the continued appointment of PwC as external Auditor.

The Group has complied with the requirements of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the external Auditor and the setting of a policy on the provision of non-audit services.

Correspondence with UK regulator

The Group received a letter dated 13 November 2024 from the FRC in respect of the Group’s Annual Report 2023. The FRC did not raise any substantive questions or queries but noted a small number of matters for consideration for the Annual Report 2024. The Group addressed the FRC’s comments and took them into account in the preparation of the Annual Report and Form 20-F 2024.

The FRC’s review was based solely on the annual report and accounts and did not benefit from detailed knowledge of the Group’s business or an understanding of the underlying transactions entered into. It was, however, conducted by staff of the FRC who have an understanding of the relevant legal and accounting framework. The FRC’s letter provided no assurance that the annual report and accounts were correct in all material respects; the FRC’s role was not to verify the information provided to it, but to consider compliance with reporting requirements. The FRC’s letter was written on the basis that the FRC (which includes its officers, employees and agents) accepts no liability for reliance on it by the Company or any third party, including but not limited to investors and shareholders.

132	IHG	Annual Report and Form 20-F 2024

Audit Committee Report continued

Significant matters in the 2024 Financial Statements

Area for focus	Issue/Role of the Committee	Conclusions/Actions taken

Accounting for IHG One Rewards	Accounting for IHG One Rewards requires significant use of estimation techniques and represents a material deferred revenue balance. The Committee reviews the controls, judgements and estimates related to accounting for IHG One Rewards.

The Committee reviewed the deferred revenue balance, the valuation approach, the results of the external actuarial review and procedures completed to determine the breakage assumption for outstanding IHG One Rewards points. The Committee concluded that the deferred revenue balance is appropriately stated.

The Committee met with senior finance management to review the new US co-brand credit card agreements, the services provided by the Group and the allocation of revenue to each of those services which was supported by a third-party valuation. The Committee concluded that the accounting treatment is appropriate and that the allocation of revenues is not a significant estimate as a material change in estimate is not expected in the next 12 months.

Accounting for the System Fund	Given the unique nature of the System Fund, the Committee reviews the controls and processes related to System Fund accounting.

The Committee met with senior finance management to review and evaluate the risk areas associated with the System Fund. The Committee reviewed a paper from management summarising the principles determining the allocation of revenues and expenses to the System Fund and the related governance and internal control environment.

The Committee also reviewed management papers concerning changes to System Fund arrangements including the lowering of assessment fees and the treatment of ancillary revenues.

The Committee concluded that the accounting treatment of the System Fund and related disclosures are appropriate. The Committee was satisfied that the changes to the System Fund aligned with terms agreed with owners and that appropriate controls had operated around those changes.

Exceptional items	The Group exercises judgement in presenting exceptional items. The Committee reviews and challenges the classification of items as exceptional based on their size, nature or incidence, with consideration given to consistency of treatment with prior years and between gains and losses.	The Committee discussed with management and reviewed papers outlining the significance, timing and nature of items classified as exceptional (see pages 215 to 216). The Committee reviewed and challenged reversals of prior year items to ensure consistency of treatment. The Committee also considered the sufficiency of disclosure and whether such disclosure explained the rationale for why each item is considered to be exceptional. The Committee concluded that the disclosures and the treatment of the items shown as exceptional are appropriate.

Litigation and contingencies	From time to time, the Group is subject to legal proceedings, the ultimate outcome of each being subject to many uncertainties. The Committee reviews and evaluates the need for provisioning and considers the adequacy of the disclosure.	At each meeting during the year, the Committee discussed with the Group’s General Counsel and senior finance management reports detailing all material litigation matters including commercial disputes. The Committee discussed and agreed any provisioning requirements based on underlying factors. Disclosures were assessed, with particular emphasis on the completeness of uncertainties disclosed.

Impairment testing	Judgement is applied in assessing whether triggering events for impairment testing of assets or cash-generating units have occurred. The Committee scrutinises the methodologies applied and the potential for asset impairment or impairment reversal.	The Committee discussed with management and reviewed reports outlining the approach taken on impairment testing and key assumptions and sensitivities supporting the conclusion on the various asset categories. The Committee examined in detail whether triggering events for impairment testing had occurred. The Committee also considered whether proposed reversals represented real improvements in assets’ potential cash generation or arose only due to passage of time. The Committee agreed with the determinations reached on impairment.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	133

Significant matters in the 2024 Financial Statements

Area for focus	Issue/Role of the Committee	Conclusions/Actions taken

Regulatory reporting requirements	The Committee reviews the need for reports and communications required by regulations including the Listing Rules, Market Abuse Regulations, the Companies Act and SEC rules.

The Committee reviewed major events during 2024, including changes to System Fund arrangements and new co-brand credit card agreements, and confirmed appropriateness of market announcements.

The Committee reviewed management’s assessment of the requirement to include an additional Schedule to the Annual Report and Form 20-F comprising condensed parent company financial information presented under IFRS and in US dollars. The Committee concluded that it was appropriate to include the additional Schedule to support compliance with SEC rules and that the Schedule is properly prepared and presented.

Going concern and viability	The Committee reviews management’s financial modelling to conclude on the appropriateness of the going concern and viability statement.	The Committee reviewed and challenged the scenarios considered by management, the detailed cash flow forecasts and the mitigating actions available to management considered in its going concern assessment to June 2026 and the three-year viability assessment and concluded that these were appropriate. The Committee also reviewed and challenged the reverse stress test assumptions to confirm the viability of the Group. The Committee reviewed going concern disclosures (page 197) and the viability statement (pages 109 and 110) and is satisfied that these are appropriate.

Climate risk	In preparing the Group Financial Statements, the potential impacts of climate change have been considered.	The Committee reviewed an analysis from management summarising the approach taken to consider climate risk in the Group Financial Statements and concluded that the disclosures were appropriate. The Committee agreed that the disclosures made in respect of the TCFD were appropriate. The Committee satisfied itself that the approach across the Annual Report has been proportionate and consistent.

Disclosures and accounting policies	The Committee considers the appropriateness of accounting treatment and disclosures in the Group Financial Statements.

The Committee reviewed management summaries of the accounting treatment of certain contracts executed in the year. The Committee reviewed new financial statement disclosures concerning changes to the System Fund and co-brand credit card agreements. The Committee also reviewed correspondence from the FRC and management proposals to refine other disclosures in certain areas of the Financial Statements.

The Committee concluded that the accounting treatments applied and the disclosures to the Group Financial Statements are appropriate and proportionate.

Impact of IFRS 18	IFRS 18 ‘Presentation and Disclosure in Financial Statements’ will be adopted from 1 January 2027. In advance of major new accounting standards, the Committee assesses management’s plan for adoption.	The Committee reviewed a management paper summarising the requirements of IFRS 18 and management’s progress to date in assessing the impacts of the new standard. The Committee concluded that management’s plan for continuing assessment and eventual adoption is appropriate.

134	IHG	Annual Report and Form 20-F 2024

Responsible Business Committee Report

Key duties and role

of the Committee

Key objectives and summary

of responsibilities

The Committee reviews and advises the Board on the Group’s responsible business objectives and strategy, including its impact on the environment and climate change; social, community and human rights issues; its approach to sustainable development and responsible procurement; and stakeholder engagement in relation to the Group’s approach to responsible business. The Committee is also responsible for assessing the Board’s engagement with the workforce and reviewing the Group’s culture and inclusivity.

The Committee’s role, responsibilities and authority delegated to it by the Board are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board.

The ToR are available at ihgplc.com/investors under Corporate governance.

Membership and attendance at meetings

The Committee’s membership and attendance at meetings are set out on page 118. The Chair of the Board, CEO, General Counsel and Company Secretary, Executive Vice President, Global Corporate Affairs, Chief Sustainability Officer and Deputy Company Secretary attended all meetings held during the year.

Reporting to the Board

The Committee Chair updates the Board on all key issues raised at Committee meetings. Papers and minutes for each meeting are also circulated to all Board members, who are invited to request further information where necessary.

Effectiveness of the Committee

In 2024, the Committee’s effectiveness was reviewed as part of the internal Board evaluation process. The Committee concluded that it remains effective and meets its responsibilities well. Focus areas identified include consideration of the potential change in market sentiment on environmental and social matters and the impact on the Group’s overall responsible business strategy.

Focus areas and activities

Responsible business commitments

The Committee’s key responsibilities and focus areas over the year have been:

–	assessing the 2024 strategic priorities that support the Group’s 2030 responsible business commitments and monitoring the progress against them;

–

reviewing the status of the Group’s carbon target and the work undertaken by management in respect of the target. This included the integration of energy conservation measures into brand standards, the development of new-build hotels that operate with very low carbon emissions, launch of the Low Carbon Pioneer programme, and the exploration of future options for renewable energy initiatives;

–	assessing the Group’s culture and inclusivity, including building talent pipelines for a global business at both the corporate and hotel level;

–	working with the Remuneration Committee to consider current and future measures included in the LTIP for Executive Directors and senior leaders, relating to people and the environment;

–	reviewing the Group’s human rights programme and Modern Slavery Statement, with particular focus on the Group’s Responsible Labour requirements;

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	135

–

monitoring the progress of key workstreams in relation to the Group’s responsible procurement strategy, including its alignment with the Group’s responsible business commitments. Particular attention was given to expanding IHG’s supplier base, supplier due diligence and certification processes, and industry collaboration and regulatory developments relating to the supply chain; and

–	assessing the Group’s approach to meeting its commitment to improve the lives of people in our communities around the world and its strategic collaboration with Action Against Hunger.

Further information on our 10-year responsible business plan can be found on pages 52 to 63.

Looking forward

During 2025, the Committee will continue to focus on monitoring the progress of the Group’s responsible business commitments.

Our Responsible Business Report is available at ihgplc.com/responsible-business

Voice of the Employee

As IHG’s designated Non-Executive Director (NED) with responsibility for workforce engagement (Voice of the Employee), Duriya Farooqui, supported by the Board and the Group’s Global HR team, held a series of employee interface sessions throughout the year to engage directly with members of IHG’s corporate and hotel workforces, with the aim of sharing feedback with the Board for consideration in its decision-making.

Role and responsibilities

The role and responsibilities of the designated Voice of the Employee NED are to:

–	support the design of the structure and content of Board discussions on employee engagement and culture;

–	evaluate employee engagement approaches and their effectiveness;

–	ensure that employee feedback and interests are factored into the Board’s decisions and KPI setting;

–

ensure that the Board, through the Executive Committee, has effective methods of receiving feedback from employees and communicating Board and executive decisions and priorities throughout the organisation;

–	ensure that all significant business and budget proposals include a management assessment of the impact on employees; and

–	ensure that executives share employee feedback openly, transparently and in a balanced way, including reviewing employee engagement surveys and other employee reports, including whistleblowing.

2024 engagement

Throughout 2024, Duriya, with the participation of several other NEDs and Chair Deanna Oppenheimer, hosted 14 employee interface meetings to engage with a cross-section of employees, and received detailed feedback. These feedback sessions, which were a mix of in-person and virtual meetings/ forums, included leader groups within the hotel, reservations and corporate populations, and employee resource groups (ERGs), across the UK, US, India, China and various EMEAA countries, as well as colleagues who have recently joined the organisation.

Discussion topics and themes in relation to the feedback received from employees included: workplace culture; leader communications; strategy, prioritisation and collaboration; talent attraction; onboarding and retention; and career development.

Angie Risley, the Chair of the Remuneration Committee, also joined sessions to obtain feedback in relation to IHG’s remuneration policies.

Additional engagement and activities undertaken by Duriya, the Chair of the Board, and other NEDs during the year included:

–	monitoring and reviewing the content and feedback from global ‘all employee’ CEO calls;

–	reviewing employee engagement survey results;

–	engaging with the Global HR Leadership team to receive broader cultural insights; and

–	engaging directly with senior leaders at Board and Committee meetings and the Board strategy event.

Insights and learnings

Duriya provided regular feedback to the Responsible Business Committee and the Board throughout the year, with key Board discussions taking place around the insights as well as action planning arising from employee engagement survey results.

Plans for 2025

Duriya will remain as the Board member with responsibility for workforce engagement in 2025, assisted by additional NEDs.

A schedule of discussions and feedback sessions has been arranged for 2025 and will continue to encompass a wide group of employees and leaders from across all regions, including ERGs and Lean In Circles. The discussion topics will be tailored to specifically focus on those areas that support the strategy and the evolving culture. Additionally, the Board will continue to keep the functioning of the Voice of the Employee programme under review to ensure it meets best practice and complies with regulatory developments.

136	IHG	Annual Report and Form 20-F 2024

Nomination Committee Report

Key duties and role

of the Committee

Key objectives and summary of responsibilities

In line with UK corporate governance principles, the Committee reviews the composition of the Board and its Principal Committees, evaluating the balance of skills, experience, independence, knowledge and diversity before making appropriate recommendations to the Board as to any changes. It also ensures that plans are in place for orderly succession both for Directors and other senior executives, and is responsible for reviewing the Group’s senior leadership needs.

The Committee’s role, responsibilities and authority delegated to it by the Board, including processes in relation to appointments, are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board. The ToR state that the Committee is responsible for considering and proposing potential candidates for appointment to the Board and maintaining oversight of Board and individual Director performance.

The ToR are available at ihgplc.com/investors under Corporate governance.

The Committee’s key responsibilities and focus areas during the year have been:

–	assessing the composition of the Board and the Principal Committees and succession planning, in accordance with the ToR and consistent with applicable policies;

–	overseeing the internal performance evaluation of the Board and its Principal Committees as well as the evaluation of individual Non-Executive Directors; and

–	monitoring the Executive Committee and senior leadership talent and succession planning.

Membership and attendance

at meetings

The Committee’s membership and attendance at meetings are available on page 118. All members of the Committee are Non-Executive Directors. When the Committee considers matters relating to the Chair of the Board, the Senior Independent Non-Executive Director (SID) acts as Committee Chair.

Reporting to the Board

The Committee makes recommendations to the Board for all Board appointments. Minutes are circulated to and reviewed by Committee members, and the Committee Chair reports back to the Board on the activities of the Committee following each meeting.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	137

Effectiveness of the Committee

and External Evaluation

During 2024, the Committee was reviewed as part of the internal Board evaluation process. Details of the internal evaluation, including how it was conducted and the actions arising from the evaluation, are set out on page 127. The Committee concluded that it remains effective and noted the continued focus on Board composition and executive and senior talent succession.

Focus areas and activities

Board and Principal Committee

composition and succession planning

The Committee regularly reviewed and considered Board refreshment and succession plans. The Committee discussed the balance of skills and competencies across the Board and the Board Committees and, to further inform its analysis, the Committee maintained a Board refreshment schedule, which sets out an overview of the Board’s tenure, gender, ethnicity and Committee assignment considerations.

In its consideration of Board composition and succession plans, the Committee, in line with UK corporate governance requirements, also took into account the external metrics used to measure progress within FTSE 100 companies in relation to gender and ethnic diversity for the Board and senior leadership, noting IHG’s performance against the external benchmarks.

Other than Sir Ron Kalifa’s appointment to the Board from 1 January 2024, details of which were included in our Annual Report and Form 20-F 2023, no new appointments to the Board were made during the year.

Executive Committee appointments

The Committee discussed and considered the changes to the Executive Committee during the year, including the promotion of Daniel Aylmer as CEO Greater China; the promotion of Jolie Fleming as Chief Product and Technology Officer; and the creation of a new Global Commercial and Marketing function, led by Heather Balsley.

The Committee considered the search processes which had been followed to consider candidates for these positions, including the assessment of external and internal candidates as relevant, and concluded it should recommend the appointments to the Board.

Internal evaluation

The Committee oversaw the internal Board and Board Committee evaluation process. The Committee approved the development of questionnaires by Committee Chairs with the support of the Company Secretary, which focused on overall performance and effectiveness as well as matters specific to the Board and respective Committees, before being circulated to Board members.

The Committee also considered and endorsed the approach to individual Non-Executive Director evaluation, with the Senior Independent Non-Executive Director conducting individual Non-Executive Director evaluations as well as the Chair evaluation, to allow for continued independent assessment of Directors’ performance.

Further information on the Board and Committee internal evaluation process as well as the individual Non-Executive Director evaluations can be found on page 127.

Executive Committee talent

and succession

Throughout the year, the Committee also received updates on talent and succession planning at Executive Committee and senior leadership levels, noting in particular progress in relation to building depth of internal talent and a performance culture.

In compliance with the UK Listing Rules, information on the gender and ethnicity balance of the Board and the Executive Committee is included on pages 120 and 121. Information on the gender and ethnicity balance of senior management is included on pages 56 and 57.

The Group’s Global Diversity, Equity, Inclusion and Equal Opportunities Policy reflects the global nature of our business and our desire to create a culture of inclusion across all of the 100 countries we operate in. The policy applies in respect of the Board and its Principal Committees, and when assessing and considering succession planning at Board and Executive Committee levels, the Committee takes diversity considerations into account consistent with the policy. The policy further aligns to the Group’s responsible business commitments and a description of progress against these commitments is included in the 2024 Responsible Business Report, available at ihgplc.com/Responsible Business under Reporting.

Looking forward

In 2025, the Committee will continue to ensure that we have appropriate plans in place for orderly succession of appointments to the Board and to senior management, so that we attract top talent that reflects the owners, guests and communities with whom we do business.

138	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Report

On behalf of the Board, I am delighted to present the Directors’ Remuneration Report for the financial year ended 31 December 2024. In this report, I set out how we are incorporating the expectations of our employees, our shareholders and our wider stakeholders into our approach to executive pay, both for the year in review and as we look ahead to 2025 and beyond.

2024 business

performance context

Driven by our ambitious growth algorithm, business performance was excellent across all KPIs during 2024. We grew Global RevPAR by 3.0% and net system size by 4.3%, while operating profit from reportable segments[a] increased by 10.3% to $1,124m.

From an investor perspective, we have seen substantial growth in shareholder value. A total proposed dividend for the year of 167.6c and the completion of a share buyback programme during 2024 of $800m will result in $1bn being returned to shareholders in respect of 2024. A further $900m buyback programme has been approved for 2025.

Overview of 2024

remuneration outcomes

The incentive plan outcomes for 2024 reflect our strong business performance over the short and long term:

–  The achievement on Annual Performance Plan (APP) metrics (operating profit from reportable segments, room openings and room signings) resulted in awards for Executive Directors of 63% of maximum, reflecting the above target performance of the business.

–  The vesting outcome of the 2022–24 Long Term Incentive Plan (LTIP) award was 85% of maximum. The business continued to deliver against ambitious absolute cash flow targets, generated net system size growth (NSSG) above the median of our most direct peers and achieved upper quartile relative Total Shareholder Return (TSR).

–  The Remuneration Committee (Committee) reviewed the formulaic performance outcomes in line with the framework for assessing discretion. The Room openings and Room signings targets for the APP were

   increased during the year, and, as last year, a minor adjustment was made to the LTIP to reflect IHG’s decision to cease operations in Russia. For more information see pages 145 and 146.

The increase in the CEO’s total single figure of remuneration between 2023 and 2024 is primarily due to a higher LTIP value for 2024 relative to 2023. This is the result of higher share price appreciation and stronger performance, with a higher associated vesting outcome.

The Committee agreed a 4% salary increase for Michael Glover for 2024 in line with that for the global corporate workforce. While originally it was intended that Elie Maalouf would not receive a salary increase for 2024, his performance was identified as being particularly strong. It also became apparent during the review carried out during the year that our CEO’s total pay was substantially behind peers. The Committee therefore approved a 4% salary increase with effect from 1 July 2024, which is aligned with the increase for the broader corporate employee base for 2024. This decision was discussed with some of our major shareholders.

Review of remuneration

We have undertaken a significant review of remuneration arrangements for the Executive Directors and other key senior roles during the last year, as well as reviewing pay for the wider workforce, focusing on further strengthening the link between pay and performance (see pages 159 to 166 for further detail). This review has culminated in the development of the first Directors’ Remuneration Policy during my tenure as Chair of the Committee.

The Board’s view is that performance of the Executive Directors has been very strong over the last year, as reflected in corporate performance. In this context an early review of remuneration ahead of the scheduled timing in 2026 was considered a priority to help secure the talent that has proven to be highly effective in evolving and delivering strategic priorities and in the creation of shareholder value. In addition, a new policy will ensure the long term succession imperative.

We have undertaken a detailed process during which we have analysed our inflows and outflows of senior talent,

a.  Definitions for Non-GAAP revenue and operating profit measures can be found on pages 103 to 108. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	139

carried out a full assessment of this market from which we attract talent from and lose talent to, and sought to more closely align Executive Director pay elements with our strategy, the competitive market for talent and the structure for the wider workforce.

We have undertaken several rounds of shareholder consultation, and listened carefully to the feedback. I would like to thank all the shareholders and the proxy bodies I have met for their time, their support and for their valuable insights which have directly shaped our proposals.

Remuneration review timing

While the triennial review of the Directors’ Remuneration Policy is not due until 2026, we are keen to secure support for a revised policy at the 2025 AGM for the following reasons:

–

We are increasingly experiencing senior talent retention issues and want to secure the retention and incentivisation of Elie Maalouf and Michael Glover at the earliest opportunity as the leaders who have driven the success of the business to date, and whose performance has been exceptional. The Board is confident that Elie and Michael are the right people to deliver on our ambitious growth strategy.

–	Putting in place a revised policy now provides a robust framework for retention of senior talent and the succession pipeline for these Executive Director roles.

–

With a new policy being put in place in 2025, it will be at least 2030 before the Executive Directors receive any value from new share awards granted in 2025 given a five-year term to release, subject to performance.

Board changes

As previously reported, Sir Ron Kalifa joined the Board on 1 January 2024. Daniela Barone Soares stepped down from the Board on 31 December 2024. Fees and benefits were payable to Daniela up to the date of stepping down with no further payments being made, in line with the approved policy.

Wider workforce

remuneration and

employee engagement

In 2024, the average budget for salary increases was 4% for our UK and US corporate workforce. The overall average budget for 2025 increases will be 3% for our UK and US corporate workforce.

For the UK leased hotel estate, in agreement with the owner, budgeted 2024 salary increases ranged from 3% to 13% with higher increases applicable for frontline workers. Budgeted 2025 salary increases range from 2% to 9%.

The Real Living Wage will be applied for 12 months from April 2025, as a minimum, for all staff in line with the Real Living Wage Foundation level; zero-hour contracts are not utilised in the UK leased estate. Between 2023 and 2025, entry level salaries in our UK leased hotel estate increased by 15% relative to 7% budgeted increases for our corporate population including senior management.

An additional £8m was made available to the budgeted amount for the personal performance element of our 2024 Annual Performance Plan to increase bonus amounts for our strongest performers below Executive Committee level.

For corporate colleagues, in 2024 we enhanced employee benefits for IHG hotel stays, as well as providing three additional days of leave.

We were pleased to see our overall employee engagement scores remain resilient at 87%, which once again saw IHG accredited as a Mercer Global Best Employer.

IHG was named in the Fortune 100 Best Companies to Work For 2024. We are also pleased to see that our Gender Pay Gap continues to improve, with our median Gender Pay gap in the UK decreasing by 22 percentage points since 2017.

I have had the opportunity to participate in an employee engagement session in 2024 alongside Duriya Farooqui and other Non-Executive Directors as part of our Voice of the Employee sessions (further details of which can be found on page 135). I would like to thank all colleagues involved in these sessions for their time and feedback.

Remuneration for 2025

Executive Directors’ salaries will increase by 3% with effect from 1 April 2025, aligned with the UK and US corporate workforce. The CEO’s salary was reviewed as part of the policy review. Conditional upon approval of the revised policy at the 2025 AGM, the CEO’s base salary will instead be increased by 6.8% rather than 3%. The Committee believes that the proposed increase is fair, necessary in the wider market and business context which has been exceptionally strong, and consistent with practice for corporate employees below Board level.

The APP measures for 2025 will be the same as those for 2024, namely operating profit from reportable segments (70%), room signings and room openings (15% each).

Measures for the 2025–27 LTIP cycle are relative Total Shareholder Return (20%); relative net system size growth (25%); cash flow (20%); adjusted earnings per share (EPS) (25%); and carbon and people metrics (10%). These are the same categories used for the 2024–26 cycle, with increased weighting on EPS and relative net system size growth by 5% each and reduced weighting on carbon and people metrics by 10%. We also increased the level of stretch in the EPS targets (see page 157 for further detail). This is the outcome of a review of LTIP measures in the context of our strategic priorities including our growth algorithm. It was concluded that the weightings of the EPS and relative net system size growth measures should be increased to support the achievement of this.

Subject to approval of the policy, Restricted Stock Unit (RSU) awards will be granted to Executive Directors which will vest subject to meeting an underpin. Further details are set out on page 156.

About this report

This report is longer in length to recognise the important narrative regarding the policy proposals. The Directors’ Remuneration Report (pages 138 to 166) will be put to an advisory vote and the Directors’ Remuneration Policy (pages 167 to 175) will be put to a binding vote by shareholders at the May 2025 AGM.

Angie Risley

Chair of the Remuneration Committee

17 February 2025

140	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Report continued

Remuneration at a glance

Key

Within the Directors’ Remuneration Report, we have used colour coding to denote different elements of remuneration as follows:

Audited information Content contained within a Salary Benefits Pension benefit Long Term Incentive Plan (LTIP) – performance-based shares tinted panel highlighted with an ‘Audited’ tab indicates that all Annual Performance Plan (APP) Long Term Incentive Plan (LTIP) – restricted stock units the information within the panel (up to 70% paid in cash with a minimum Shareholding is audited. of 30% deferred into shares)

Executive Director remuneration in 2024 Elie Maalouf Chief Executive Officer Michael Glover Chief Financial Officer Value (L000) Value (L000) 2024 actual 7,525 2024 actual 3,377 2023 actual 4,242 2023 actual 1,930 How we performed in 2024 Measures used for APP Operating profit from reportable segmentsa ($m) 63.0% Actual 1,135 (59.4% of maximum) 2024 APP achievement (% of maximum) Threshold Target Maximum 1 1,042 1,120 1,198 3 Room signings (k rooms) 2 Actual 106.2 (82.7% of maximum) Threshold Target Maximum 89.8 99.7 109.7 1 Operating profit from reportable segments: 70% 2 Room signings: 15% Room openings (k rooms) 3 Room openings: 15% Actual 59.1 (60.2% of maximum) Threshold Target Maximum – Overall achievement between target 52.1 57.9 63.7 and maximum. – Very strong signings performance a. Definitions for Non-GAAP revenue and operating profit measures can be found on pages 103 to 108. towards the maximum. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272. Measures used for LTIP Relative Total Shareholder Return (%) 84.7% Actual 101.9% (100% of maximum) 2022/24 LTIP achievement (% of maximum) Threshold Maximum 46.5% 86.5% 1 Relative net system size growth (%) 3 Actual 4.2% (61.7% of maximum) 2 Threshold Maximum 3.1% 5.2% 1 Total Shareholder Return: 30% 2 Net system size growth: 40% Absolute cash flow ($bn) 3 Absolute cash flow: 30% Actual 3.02 (100% of maximum) – Overall achievement between target Threshold Maximum and maximum. 1.58 2.11 – Exceptional cash flow and relative TSR performance above maximum targets set. – Strong relative NSSG above median.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	141

Aligning variable elements of remuneration to strategy in 2024 What we do Provide True Hospitality for Good Why we do it To be the hotel company of choice for guests and owners How we make it happen Relentless focus Brands guests Leading Care for our people, on growth and owners love commercial engine communities and planet Element Measures and weightings Link to strategy Explanation Annual Operating profit from – The strength and breadth of our portfolio, tailored Performance reportable segments (70%) services and solutions, as well as our technology and Plan (APP) platforms drive consumer preference, owner returns Room signings (15%) and rooms growth; all contributing to our revenues and profit. – Openings and signings are two of our key drivers of Room openings (15%) system size and central to our strategy of accelerating the growth of our brands in high-value markets. – The underlying performance of the business will be reviewed in considering the potential application of discretion to formulaic outcomes of the APP measures. Long Term Relative Total Shareholder – Our strategy is intended to deliver unmatched Incentive Return (20%) guest experiences and unrivalled owner returns Plan (LTIP) for our stakeholders, including competitive total Relative net system shareholder returns. size growth (20%) – Our strategy is to accelerate the growth of our brands in high-value markets by using our global scale and Absolute cash flow (20%) expertise so it is important that this forms a key element of our management team’s LTIP. – Enhancing our customer and owner offer and accelerating the growth of our brands in high-value markets drives sustained growth in cash flows and profits over the long term, which can be reinvested in our business and returned to shareholders. Carbon and people (20%) – Measures aligned to our people and planet business priorities are included in our LTIP targets. Adjusted earnings – EPS provides a measure of the efficiency of the capital per share (20%) structure, as well as promoting further alignment with shareholder experience and value.

142	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Report continued

Remuneration at IHG – the wider context

How our reward practices are aligned across all levels of the organisation

Our approach to fairness in reward is an important aspect of our overall reward philosophy and is designed to attract, retain, motivate and engage talent at all levels of the business. It is supported by a robust governance approach that ensures our reward and recognition practices are fair and consistent across our employee population, as well as an alignment between the wider direct workforce and executive remuneration. We regularly review our approach externally, ensuring we are competitive in the different markets in which we operate and meet the needs of employees by offering market-driven reward packages.

Executive Senior All Element Directors management employees Details Fixed Salary – Managers put at the heart of the salary review process, allowing them to use discretion. – Managers reminded of importance of making fair reward decisions consistent with our Code of Conduct to ensure employees are fairly rewarded according to their contribution, skills and experience. Benefits – Corporate colleagues allocated IHG Gold Elite Status. – Employee Room Rate programme enhanced – increasing booking window, and number and type of rooms. – Alignment of healthcare across the UK corporate population. – All UK corporate colleagues are covered for Life Insurance, Income Protection and Critical Illness. – We offer US colleagues a streamlined selection of health and welfare plan designs and providers. We provide both financial and protection benefits to our colleagues through a life and Accidental Death & Dismemberment insurance coverage. Pension – UK and US pension benefits competitive against the market. – Contribution rate for UK corporate, and eligible UK hotel employees, is aligned with 2:1 matching ratio up to 6% of salary from employees and 12% from the Company. – Salary sacrifice available and life cover of 4x base salary for UK pension plan participants. Variable APP – Corporate performance metrics are aligned across corporate colleagues, Executive Directors and Executive Committee (EC). – Bonus deferral for three years in operation for senior management. – Weightings of metrics for all corporate colleagues below EC level are aligned and higher awards can be earned through an employee’s individual performance and contribution to the Company. – L8m funding was made available in addition to the budgeted amount for the personal performance element of our 2024 Annual Performance Plan to increase bonus amounts for our strongest performers. LTIP – Certain senior/mid-management and specialist roles are eligible to participate in the Long Term Incentive Plan, under which performance-based awards vest after three years. RSU – Certain senior/mid-management and specialist roles are eligible to receive an RSU award, which vests after three years. – 659 colleagues were in receipt of an RSU award for the 2024–26 cycle. – At certain job levels, we run an annual nomination process whereby 30% of the population can be nominated to receive an RSU award based on their performance. – Executive Directors do not currently receive RSU awards, but it is proposed that they will from 2025 onwards under the new Directors’ Remuneration Policy. – RSUs are not subject to performance conditions but still align employee interests with those of shareholders. Long – All of the corporate workforce, including Executive Directors, are eligible to receive a Long Service Term Service Award, of varying value, once the employee reaches certain service milestones. Awards – In 2024, 870 corporate colleagues and 814 hotel colleagues globally received cash long-term service awards. Colleague – Available to around 99% of our corporate colleagues below the senior/mid-management Share Plan level, with eligibility opened to colleagues in Spain and Portugal for the first time in 2025. – IHG matches the shares purchased by colleagues on a one-for-one basis. – The registration for the 2025 plan was open to eligible colleagues in Q4 2024 and the take-up rate is 39.6%. – The 2023 plan’s matching shares vested in January 2025 with more than 28,300 shares vesting between 2,296 employees, worth almost L3m. – Colleagues receive dividends and voting rights on purchased shares. Bravo – Colleagues below senior/mid-management level can be nominated for a cash award Recognition through our Bravo recognition scheme for going above and beyond in their roles whilst plan displaying exceptional IHG behaviours. – 12,579 one-off cash awards were made to corporate colleagues and 16,268 cash awards were made to hotel colleagues globally during 2024.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	143

Employee engagement on pay

We have several forums for employees to express their opinions on pay. These include employee resource groups (ERGs) and direct engagement with Non-Executive Directors. In 2024, the Chair of the Remuneration Committee met colleagues to understand their views on Executive Director and their own pay. Our employee engagement survey, Colleague HeartBeat, allows employees to give their views on working at IHG. The 2024 employee engagement scores for participating managed and leased hotel and reservations employees and general managers on the questions relating to reward and recognition exceeded our survey provider’s top quartile benchmark.

Paid fairly	Benefit plan meets needs

Appropriate recognition	Performance impacts pay

Wellbeing

We continue to promote myWellbeing – a framework to support employees across their health, lifestyle and workplace. The myWellbeing suite of resources, which includes an employee Wellbeing Handbook and guidelines for people managers, has been designed to provide a holistic wellbeing offering. Employees also have access to a global Employee Assistance Programme, which offers counselling, practical guidance on topics such as legal, financial and work matters, and additional health and wellbeing resources.

We have also continued to champion initiatives such as Focused Fridays, where we limit scheduling meetings, and recharge days, where corporate colleagues can spend the day doing whatever they need to unwind. In 2024, all corporate colleagues were given three recharge days to spend as they please, on top of any contracted annual leave they are eligible to receive.

Leased hotel employees

As previously reported, following the acquisition of a number of UK hotels in 2019, employing entities for the estate’s hotels were transferred to IHG. Employment terms, including remuneration and benefits, largely remained in place on their pre-acquisition basis.

As with the model for leased hotels generally, IHG provides hotel management support to the owners of leased hotels in the UK and globally, and makes recommendations on matters, including pay, based on market insight, third-party surveys and experience. Decisions on implementing pay changes are ultimately determined by the hotel estate owner in the context of their own commercial position and equities across the wider portfolio.

–	Salary increases for 2024 ranged from 3% to 13% and for 2025 range from 2% to 9%, with higher increases applicable for frontline employees.

–	The Real Living Wage will continue to be applied as a minimum for all staff in line with the Real Living Wage Foundation level. Zero-hour contracts are not utilised in the UK leased estate.

–

Hotel colleagues receive similar benefits to corporate employees, including enrolment into a workplace pension, employee room rates, Employee Assistance Programme, Bravo recognition programme, retail discount vouchers, the myWellbeing programme and refer-a-friend bonus. Frontline colleagues can also receive incentives and performance-driven bonuses, and eligible managers receive an annual performance bonus.

–	Between 2023 and 2025, entry level salaries in our UK leased hotel estate increased by 15% relative to 7% budgeted increases for our corporate population including senior management.

Championing a culture where everyone can thrive

One of our 2030 commitments is to drive gender balance and a doubling of under-represented groups across our leadership, and we are building on the significant progress we have made over the past decade towards achieving gender balance, with 36% of our leaders (VP and above) being female compared to our ambition of 39% by 2025, and a gender-balanced employee population, of which 52% is female. We are delighted to be rated second on the Financial Times Diversity Leaders list in 2024. We have reduced our median Gender Pay Gap in the UK by 22 percentage points since 2017, our first year of reporting.

Our latest Gender Pay report is available on IHG’s website at ihgplc.com/en/responsible-business/reporting under Reporting.

144	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Report continued

Annual Report on Remuneration

The Annual Report on Remuneration explains how the Directors’ Remuneration Policy was implemented in 2024, the remuneration earned by the Executive Directors and how the Directors’ Remuneration Policy will be implemented in 2025.

Audited

 Single total figure of remuneration – Executive Directors

		Fixed pay				Variable

Executive Director	Year	Salary £000	Benefits £000	Pension benefit £000	Subtotal £000	APP £000	LTIP £000	[a]	Subtotal £000	Other £000	Total £000

Elie Maalouf	2024	1,010	427	121	1,557	1,298	4,670		5,968	–	7,525

	2023	849	203	133	1,185	1,403	1,570		2,973	84	4,242

Michael Glover[b]	2024	639	86	77	801	813	1,614		2,426	150	3,377

	2023	487	47	58	592	797	391		1,188	150	1,930

a.

LTIP figures for 2023 relate to the 2021–23 LTIP cycle and have been restated using the actual share price of £83.52 on the date of vesting. Figures for 2024 relate to the value of shares for the 2022–24 cycle using the Q4 2024 average closing share price of £92.31.

b.

Michael Glover’s 2024 LTIP figure, inclusive of RSU awards, is for the full 2022–24 LTIP cycle. His 2022–24 RSU award and a portion of his 2022–24 LTIP award were granted in May 2022 prior to becoming an Executive Director. The same performance conditions applied to the LTIP award as they did for Executive Directors. The RSU awards for 2022–24 were not subject to any performance conditions.

 Notes to the single total

 figure table

 Fixed pay

Salary: salary paid for the year. Salary increases of 4% for 2024 were in line with those for the wider corporate workforce, with Elie Maalouf’s salary increasing from £990,000 to £1,029,600 with effect from 1 July 2024 and Michael Glover’s salary increasing from £620,000 to £644,800 with effect from 1 April 2024.

Benefits: for Executive Directors, this includes, but is not limited to, taxable benefits such as company car allowance and healthcare.

Elie Maalouf receives an RPI-linked monthly net housing allowance of £11,200 as at September 2024 (increased by RPI of 3.4%; gross value for reporting purposes of £20,400 per month) towards UK housing costs to facilitate him to carry out his UK-based role whilst maintaining his US home and IHG’s significant US business, government and industry interests.

Other benefits provided include travel costs and allowances (£61,000 for Elie Maalouf; £17,000 for Michael Glover), tax return assistance (£39,000 for Elie

Maalouf; £30,000 for Michael Glover) and healthcare provision (£59,000 for Elie Maalouf; £32,000 for Michael Glover). It has been agreed that Elie Maalouf would settle any employee tax due in respect of travel within the UK with effect from the beginning of the 2024/25 tax year.

Life assurance at four times base salary, critical illness and income protection cover were provided for all Executive Directors, which is aligned to all other UK corporate colleagues who participate in the UK pension plan.

Pension benefit: for current Executive Directors, in line with the policy, represents cash allowances of 12% of salary paid in lieu of pension contributions. This is in line with the maximum level available to all other participants in the UK pension plan.

Other

Michael Glover received a gross payment of £150,000 in 2023 and in 2024 as time-limited one-off payments to cover relocation and associated costs. A final payment of £100,000 is due to be made in early 2025 on the second anniversary of his appointment as CFO.

Variable pay

APP (maximum 70% cash and minimum 30% deferred shares subject to meeting minimum shareholding requirement).

Operation

Disclosed award levels are determined based on salary as at 31 December 2024 and on a straight-line basis between threshold and target, and target and maximum.

The target award was 100% of salary and the maximum award was 200% of salary.

Any payment made under the APP is subject to minimum levels of performance under the operating profit from reportable segments metric, with the room signings and room opening measures subject to a financial gate:

–	if operating profit performance is below 85% of target, there would be no payout under these measures; and

–	if operating profit performance is between 85% of target and threshold, payout for these measures would be reduced by 50%.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	145

Audited

APP outcome for 2024

The performance measures and outcomes of the 2024 APP were as follows:

		Targets (straight-line payout between)

Performance measure	Weighting	Threshold (0% payout)	Target (50% payout)	Maximum (100% payout)	Performance achieved	Achievement

Operating profit from reportable segments[a]	70%	$1,042m	$1,120m	$1,198m	$1,135m	118.8%

Room signings (k rooms)	15%	89.8	99.7	109.7	106.2	165.3%

Room openings (k rooms)	15%	52.1	57.9	63.7	59.1	120.5%

Total weighted achievement (% of target)						126.0%

Total weighted achievement (% of maximum)						63.0%

Total achievement (% of salary)						126.0%

a.

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 103 to 108. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272.

Adjustments to room openings and room signings targets

The room openings and room signings targets were increased by 5,700 rooms during the year, following levels of in-year deal activity in excess of original expectations at the point that the targets were set. Operating profit performance was above threshold and therefore the financial gate was met for the room signings and room opening measures. The Committee also reviewed the overall performance of the Executive Directors and of the business including relative to peers, and was satisfied that no further adjustments needed to be applied to the formulaic outcomes of the APP measures.

Elie Maalouf and Michael Glover have both met their shareholding requirement and therefore 30% of APP earned for 2024 will be deferred into shares for three years. The only condition attached to deferred shares is continued service.

The resulting amounts earned were as follows:

Executive Director	Total amount earned (£000)	Of which paid in cash (£000)	Of which deferred in shares (£000)

Elie Maalouf	£1,298	£909	£389

Michael Glover	£813	£569	£244

In determining operating profit from reportable segments for APP purposes, budgeted exchange rates for the year are used to ensure like-for-like comparison with the APP target set at the start of the year.

Operating profit from reportable segments (at actual exchange rates) (see page 209)	$1,124m

Operating profit from reportable segments (at 2024 budget exchange rates)	$1,135m

Difference due to exchange rates	$11m

   LTIP 2022–24

LTIP outcome for 2022–24 cycle

The following table shows the 2022–24 LTIP performance measures and weightings, the threshold and maximum targets and actual achievement, based on the formulaic outcomes against the three-year targets set in 2022.

	Performance targets

Performance measure and weighting	Threshold (20% vesting)	Maximum (100% vesting)	Performance result	Achievement (% of maximum for measure)	Weighted achievement (% of maximum award)

Total shareholder return (30%): Three-year growth relative to competitors[a]	46.5% (Median)	86.5% (Upper quartile)	101.9% (Above upper quartile)	100%	30.0%

Relative net system size growth (NSSG) with ROCE underpin (40%): Three-year growth relative to competitors[b]	4th rank (3.1% growth)	1st rank (5.2% growth)	2nd rank (4.2% growth)	61.7%	24.7%

Absolute cash flow (30%):	1.58bn USD	2.11bn USD	3.02bn USD	100%	30.0%

Total % of maximum opportunity vesting					84.7%

a.

TSR comparators for the 2022–24 cycle are Accor S.A., Choice Hotels International Inc., Hilton Worldwide Holdings Inc., Hyatt Hotels Corporation, Marriott International Inc., Melia Hotels International S.A., NH Hotels Group, and Wyndham Hotels & Resorts Inc.

b.

NSSG comparators for the 2022–24 cycle are Accor S.A., Choice Hotels International Inc., Hilton Worldwide Holdings Inc., Jin Jiang International Holdings Company Limited, Marriott International Inc. and Wyndham Hotels & Resorts Inc.

The Committee considered performance against the Return on Capital Employed (ROCE) underpin attached to the NSSG measure. The underpin level of 20% was met, with the average ROCE over the performance period being 29.8%.

146	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Report continued

Annual Report on Remuneration continued

Audited

Adjustments to absolute cash flow target

Over the performance period of the 2022–24 LTIP award, there have been events that have impacted IHG’s cash flow that were unquantified or unforeseen when the original targets were set. The table below shows the reconciliation between reported cash flow and the outcome for the 2022–24 LTIP. This includes adjustments agreed by the Committee to exclude the impact of the exit from Russia, as described on page 128 of the 2022 Directors’ Remuneration Report, and which are consistent with those applied for the 2021-23 LTIP award. These adjustments had no effect on the vesting outcome.

Reconciliation	Cash flow $bn

Reported cash flow from operations	3.33

Net cash from investing activities	(0.31)

Reported outcome per definition	3.02

Other adjustments (including exclusion of Russian operations)	0.00

Adjusted outcome	3.02

Adjustment to NSSG target

As noted above, IHG announced the decision to cease all operations in Russia. Net system size growth performance for IHG and all companies in the peer set for this relative measure has therefore been adjusted to remove the Russia system size from all companies for all years. These events were not budgeted for at the time of setting the 2022–24 targets, and the Committee, in its judgment, considered it was appropriate to adjust for them on the basis that LTIP participants should not be disincentivised from making decisions that are in the long-term interest of shareholders.

No other discretion was applied in determining the vesting level of the 2022–24 LTIP award.

LTIP 2022–24 vesting

The award granted under the 2022–24 cycle will vest on 19 February 2025 based on achievement against targets measured over three years to 31 December 2024. The individual outcomes for this cycle are shown below.

The daily average closing share price over the final quarter of 2024 was 9,231p. This share price was used to calculate the total value of award and the value of award attributable to share price appreciation.

Executive Director	Number of shares granted	% of maximum award vested	Outcome (number of shares vesting)	Total value of award £000	Value of award attributable to share price appreciation £000

Elie Maalouf[a]	59,730	84.7%	50,590	4,670	2,082

Michael Glover – LTIP[b]	16,538	84.7%	14,007	1,293	544

Michael Glover – RSU[c]	3,474	100.0%	3,474	321	152

a.

Includes 40,101 shares granted on 13 May 2022 with a grant price of 4,842p and a top up of 19,629 shares granted on 13 May 2024 with a grant price of 5,674p. Shares are subject to a two year holding period.

b.

Includes 3,860 shares granted on 13 May 2022 with a grant price of 4,842p and a top up of 12,678 shares granted on 13 May 2024 with a grant price of 5,501p. Vested shares from the 2024 grant are subject to a two year holding period.

c.	RSU award for 2022–24 cycle received prior to appointment to the Board with a grant price of 4,842p. This award is subject to continued service only.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	147

Audited

Scheme interests awarded during 2024

Annual Performance Plan (APP) – 2023

Half of the bonus earned in respect of the 2023 APP was deferred into shares, with no further conditions save continued service. An average of the closing mid-market share price for the three days following the publication of 2023 results was used to determine the number of shares to be awarded. Details of the resulting shares granted were as follows:

Executive Director	Type of award	Award date	Number of shares granted	Market price per share at grant £	Face value of award at grant £000	Vesting date

Elie Maalouf	Conditional shares	28 February 2024	8,088	86.27	698	1 March 2027

Michael Glover[a]	Conditional shares	28 February 2024	4,817	86.27	416	1 March 2027

a.	4,619 shares relate to Michael Glover’s role as an Executive Director; the other 198 shares relate to the amount received for his previous role.

Long Term Incentive Plan (LTIP) – 2024–26 cycle

During 2024, awards were granted over shares with a maximum value of 500% of salary for the CEO and 300% of salary for the CFO using an average of the closing mid-market share price for the five days prior to grant. These are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period. The vesting date for the award is the day after the announcement of our financial year 2026 Preliminary Results in February 2027. These awards will vest to the extent that performance targets are met and will then be held in a nominee account for a further two years in accordance with the post-vest holding requirement, transferring to the award holder in February 2029.

Executive Director	Type of award	Award date	Performance period	Basis of award	Maximum shares awarded	Market price per share at grant £	Face value of award at grant £000

Elie Maalouf	Conditional shares	13 May 2024	1 January 2024 to 31 December 2026	500% of salary	63,137	78.40	4,950

Michael Glover	Conditional shares	13 May 2024	1 January 2024 to 31 December 2026	300% of salary	24,673	78.40	1,934

The performance measures for the 2024–26 LTIP cycle are as outlined below. NSSG is a relative measure and is measured to 30 September 2026, rather than 31 December 2026, due to the timing at which competitor data is published.

Measure and weighting	Threshold target (20% vesting)	Maximum target (100% vesting)

Relative TSR (20%)[a]	Median	Upper quartile

Relative NSSG (20%)[b]	Ranked 4th	Ranked 1st

Absolute cash flow (20%)	2.395bn USD	3.421bn USD

Adjusted EPS (20%)	5% absolute CAGR	12% absolute CAGR

Carbon and people (20%) – split between four equally weighted measures

Adoption of five existing energy conservation measures (ECMs)	80% of hotels	100% of hotels

Low/zero carbon hotels open or under construction	10 hotels	15 hotels

Improvement in ‘Inclusion Index’ scores for ethnically diverse corporate colleagues compared to all US and UK hotel and corporate colleagues	7% below total population	In line with total population

Talent interventions[c]	30% of talent promoted	50% of talent promoted

Straight-line vesting occurs between threshold and maximum target.

a.

Comparator companies for TSR are Accor S.A., Choice Hotels International Inc., Dalata Hotel Group PLC, H World Group Limited, Hilton Worldwide Holdings Inc., Hyatt Hotels Corporation, Indian Hotels Company Limited, Jin Jiang International Holdings Company Limited, Marriott International Inc., Melia Hotels International S.A., Minor International, Scandic Hotels Group AB, Shangri-La Hotel Public Company Limited, Whitbread PLC and Wyndham Hotels & Resorts Inc.

b.

Comparator companies for NSSG are Marriott International Inc., Hilton Worldwide Holdings Inc., Accor S.A., Jin Jiang International Holdings Company Limited, Wyndham Hotels & Resorts Inc. and Choice Hotels International Inc.

c.

Threshold vesting will occur if 30% of talent who took part in the programmes between 2022 and 2024 have been promoted by 31 December 2026 and maximum vesting will occur if 50% of talent who took part in the programmes have been promoted by 31 December 2026.

148	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Report continued

Annual Report on Remuneration continued

Audited

LTIP – pro-rated awards

During 2024, pro-rated awards were granted to Executive Directors under the 2022–24 LTIP cycle equivalent in value to the quantum of award applying at the time of their respective promotions, pro-rated for the proportion of the performance period served in the promoted role. The share price used to determine the number of shares under award is based on the average of the closing mid-market share price for the five days prior to the point at which the awards would ordinarily have been granted following promotion, which was 10 May 2023 for Michael Glover and 8 August 2023 for Elie Maalouf. These pro-rated awards are consistent with the approved Directors’ Remuneration Policy and historical practice for senior executives who join the Company or are promoted during LTIP cycles.

The pro-rated awards are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period. The vesting date for the awards is the day after the announcement of our financial year 2024 Preliminary Results in February 2025. These awards will vest to the extent that performance targets are met and will then be held in a nominee account for a further two years, transferring to the Executive Directors in February 2027 following the two-year post-vest holding period.

The performance measures for the 2022–24 LTIP cycle are as outlined on page 145.

Executive Director	Type of award	Award date	Performance period	Basis of award	Maximum shares awarded	Share price used to determine award size £	Face value of award at grant £000

Elie Maalouf	Conditional shares	13 May 2024	1 January 2022 to 31 December 2024	Pro-rated top up to 500% of salary	19,629	56.74	1,114

Michael Glover	Conditional shares	13 May 2024	1 January 2022 to 31 December 2024	Pro-rated top up to 275% of salary[a]	12,678	55.01	697

a.	Pro-rated award includes shares under entitlement to awards in the 2021–23 cycle, whose performance period had already concluded at the time the pro-rated award was granted.

Relative importance of spend on pay

The chart below sets out the actual expenditure of the Group on remuneration and distributions to shareholders in 2023 and 2024. Operating profit from reportable segmentsa is also included as this is a significant constituent of the APP.

Expenditure of the Group on remuneration and distributions to shareholders in 2023 and 2024

$m

a.

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 103 to 108. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	149

Audited

Executive Directors’ shareholdings and share interests

Executive Director shareholding requirement

The shareholding requirement under the Directors’ Remuneration Policy in force at the end of 2024 is 500% of salary for the Chief Executive Officer and any US-based Executive Directors, and 300% for other Executive Directors. Executive Directors are expected to hold all net shares earned until the previous shareholding requirement is achieved (300% for the CEO and any US-based Executive Directors, and 200% for other Executive Directors) and at least 50% of all subsequent net shares earned until the current shareholding requirement is met. The number of shares held outright includes all Directors’ beneficial interests and those held by their spouses and other connected persons. It also includes the net value of unvested shares that are not subject to any further performance conditions or underpins.

The minimum shareholding requirement applies for two years post-cessation of employment.

As part of this requirement, shares have been granted and all unvested awards are held in a nominee account, with Executive Directors required to electronically sign an agreement to the terms of the grant, including the post-employment shareholding requirement.

The respective shareholding requirements have been met by Elie Maalouf and Michael Glover as at 31 December 2024.

Shareholdings as a percentage of salary are calculated using the 31 December 2024 closing share price of 9,954p. A combined tax and social security rate of 47% is used for both Michael Glover and Elie Maalouf.

Current Directors’ share interests

The APP deferred share awards are subject to continued service only and are not subject to additional performance conditions. Details on the performance conditions to which the unvested LTIP awards are subject can be found on pages 145 and 147 of this report, and on page 132 of the 2023 Directors’ Remuneration Report.

There have been no changes in the shareholding interests of the Executive Directors since the end of the financial year up to the publication of this report.

Shares and awards held by Executive Directors at 31 December 2024

Executive Director	Number of shares held outright, including those subject to post-vest holding		APP deferred share awards		LTIP share awards (unvested)			Total number of shares and awards held
	2024	2023	2024	2023	2024		2023	2024	2023

Elie Maalouf	109,462	99,265	32,921	24,833	208,149		157,908	350,532	282,006

Michael Glover	15,675	13,307	8,064	3,247	78,497	[a]	47,152	102,236	63,706

a.	Includes 3,474 RSU shares granted prior to appointment to the Board, with the balance of 75,023 shares being LTIP shares subject to performance conditions.

150	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Report continued

Annual Report on Remuneration continued

Relative performance graph

The graph below shows the Company’s TSR performance from 31 December 2014 to 31 December 2024, compared with the TSR performance achieved by the FTSE 100 over the same period. The Company is a constituent of the FTSE 100 and therefore this index is considered relevant for comparison purposes.

History of Chief Executive Officer’s remuneration

The table below shows the CEO’s total remuneration and incentive outcomes for the 10 years to 31 December 2024.

	CEO	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

Single figure of remuneration (£000)	Elie Maalouf	–	–	–	–	–	–	–	–	4,242	7,525
	Keith Barr	–	–	2,161	3,143	3,376	1,484	3,199	4,273	4,173	–
	Richard Solomons	3,197	3,662	2,207	–	–	–	–	–	–	–

Annual incentive earned (% of maximum)	Elie Maalouf	–	–	–	–	–	–	–	–	81.8	63.0
	Keith Barr	–	–	69.7	84.1	58.7	0	100.0	95.7	81.8	–
	Richard Solomons	75.0	63.9	66.8	–	–	–	–	–	–	–

LTIP earned (% of maximum)	Elie Maalouf	–	–	–	–	–	–	–	–	57.8	84.7
	Keith Barr	–	–	46.1	45.4	78.9	30.6	20.0	52.1	57.8	–
	Richard Solomons	50.0	49.4	46.1	–	–	–	–	–	–	–

Audited

Payments to past Directors

Sir Ian Prosser, who retired as Director on 31 December 2003, had an ongoing healthcare benefit of £2,312.89 during the year.

Keith Barr stepped down from the Board of IHG on 30 June 2023 with ‘good leaver’ status. His 2022–24 LTIP award will vest in line with the incumbent Executive Directors at a vesting level of 84.7%, with a value of £3,383,000 based on an award of 43,268 shares after pro-rating for service completed. The amount attributable to share price appreciation is £1,608,000.

Payments for loss of office

No payments for loss of office were made to Executive Directors during the year to 31 December 2024.

Pension entitlements

No Executive Director is entitled to any Defined Benefit pension or related benefit from IHG.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	151

CEO pay ratio

Pay ratios will differ significantly between companies, even within the same industry, depending on demographics and business models. The Group’s UK employee demographic, which primarily consisted of largely professional, management and senior corporate roles, changed in 2019 with the addition of a number of hotel employing entities, comprising the UK leased estate, which includes a large proportion of part-time and flexible-working support and service roles. Consistent with past disclosures, we show the ratio both including and excluding the UK hotel employing entities.

Financial year ended 31 December		Full population			Population excluding hotel employing entities
	Method	25th	Median	75th	25th	Median	75th

2024	Option C	215:1	160:1	90:1	112:1	87:1	56:1

2023	Option C	242:1	156:1	78:1	94:1	71:1	46:1

2022	Option C	193:1	113:1	67:1	71:1	56:1	35:1

2021	Option C	163:1	65:1	41:1	59:1	42:1	27:1

2020	Option C	89:1	44:1	25:1	35:1	26:1	18:1

2019	Option C	180:1	122:1	59:1	71:1	49:1	32:1

2018	Option C	–	–	–	72:1	48:1	29:1

The 2018–2023 figures have been restated to reflect the value of the CEO’s LTIP awards on the date of actual vesting rather than the estimated values used in the respective years’ reports.

What drives the difference in pay between our CEO and other employees?

Pay ratios reflect how remuneration arrangements differ as responsibility increases for more senior roles within the organisation, for example:

–

A greater proportion of performance-related variable pay and share-based incentives apply for the more senior executives, including Executive Directors, who will have a greater degree of influence over performance outcomes.

–

Role-specific incentive plans apply in certain areas such as corporate reservations, sales, hotel development and general managers of IHG managed, owned, leased and managed lease hotels. The target and maximum amounts that can be earned under these plans are typically a higher percentage of base salary for more senior employees, which in turn affect the pay ratio.

–	Incentive plans for other corporate employees are typically primarily based on a combination of individual performance and the Group’s operating profit from reportable segments.

The increase in ratio since 2020, reflects the strong performance of the business and the resulting increases in variable pay outcomes. Overall, on this basis, the Company believes that the median pay ratio for the relevant financial year is consistent with the pay, reward and progression for the Company’s UK employees taken as a whole.

Calculation methodology and supporting information

Option C has been selected for the identification of the percentile employees. IHG prefer to use this method as we are able to produce the most accurate total remuneration figure for all UK employees on a basis comparable with the statutory reporting for Executive Directors using the most recently available data at the time of producing the Annual Report. Specifically, this involves:

–

compiling all monthly payroll data for all UK employees from 1 January to 31 December 2024 detailing complete variable and fixed remuneration, including pension and taxable benefits such as company car allowance and healthcare; and

–

valuing APP for the corporate workforce based on actual 2024 company performance metrics, with target outcome for the personal performance metric, as actual outcomes for this element of the award are not known at the time of writing this report, so that it reflects as much of the same input as for the CEO data as possible at the time of calculation. In practice, personal performance outcomes are subject to manager discretion and can be flexed between 0% and 200% of target.

Option C requires three UK employees to be identified as the equivalent of the 25th, 50th and 75th percentile. Having identified these employees based on the population as at 31 December 2024, the remuneration for 2024 is calculated on the same basis as the CEO single total figure of remuneration.

The pay arrangements for the six employees – three from the full population and three from the population excluding hotel employing entities – were reviewed alongside those for the employees ranked immediately above and below them to confirm that they were representative of pay levels at these quartiles. The 2024 salary and total pay for the individuals identified at the lower, median and upper quartiles are set out below:

Year		25th percentile pay ratio	Median pay ratio	75th percentile pay ratio

Financial year ended 31 December 2024 – Full population	Salary £	32,196	41,524	64,740
	Total remuneration £	34,938	47,116	83,303

Financial year ended 31 December 2024 – Excluding hotel employing entities	Salary £	51,313	67,425	96,444
	Total remuneration £	67,040	86,823	134,117

152	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Report continued

Annual Report on Remuneration continued

Audited

Single total figure of remuneration: Non-Executive Directors

			Fees £000		Taxable benefits £000		Total Rounded to the nearest £000

Non-Executive Director	Date of original appointment	Additional/ Committee appointments	2024	2023	2024	2023	2024	2023
Deanna Oppenheimer	1 June 2022		494	475	56	33	550	508
Graham Allan	1 September 2020		140	132	2	4	142	136
Daniela Barone Soares	1 March 2021		87	84	10	5	97	89
Arthur de Haast	1 January 2020		87	84	5	6	92	90
Duriya Farooqui	7 December 2020		93	84	17	15	110	99
Byron Grote	1 July 2022		116	107	4	5	120	112
Sir Ron Kalifa	1 January 2024		87	–	4	–	91	–
Angie Risley	1 September 2023		116	28	20	6	136	34
Sharon Rothstein	1 June 2020		87	84	21	8	108	92

See page 118 for Board and Committee membership key and attendance.

Benefits: For Non-Executive Directors, benefits include taxable travel and accommodation expenses to attend Board meetings away from the designated home location. Under UK income tax legislation, the non-UK based Non-Executive Directors are not subject to tax on some travel expenses; this is reflected in the taxable benefits for Deanna Oppenheimer, Duriya Farooqui and Sharon Rothstein.

Non-Executive Directors’ shareholdings at 31 December 2024

Non-Executive Director	2024	2023

Deanna Oppenheimer[a]	7,000	5,000

Graham Allan	600	600

Daniela Barone Soares	150	478

Arthur de Haast	1,000	1,000

Duriya Farooqui[a]	200	200

Byron Grote[a]	6,800	5,300

Sir Ron Kalifa	679	–

Angie Risley	848	848

Sharon Rothstein[a]	2,000	2,000

a.	Shares held in the form of American Depositary Receipts (ADRs).

There have been no changes in the shareholdings from the end of the financial year to the publication of this report for Non-Executive Directors who have remained in role.

Non-Executive Director fees for 2025

The fees for Non-Executive Directors are reviewed and agreed annually in line with the policy. Increases for 2025 are in line with those for the wider UK and US corporate workforce budget. The resulting fee levels that will be effective from 1 January 2025 will be as follows, with each element independently rounded to the nearest £1,000:

		Annual fee

Role	Increase	2025 £000	2024 £000

Chair of the Board	3%	509	494

Non-Executive Director	3%	90	87

Additional fees

Chair of Audit Committee	3%	30	29

Chair of Remuneration Committee	3%	30	29

Chair of Responsible Business Committee	3%	16	15

Senior Independent Director	3%	39	38

Voice of the Employee role	3%	10	10

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	153

Annual percentage change in remuneration of Directors compared to employees

The table below shows the percentage change in each Director’s remuneration compared to that of an average employee between the financial years ended 31 December 2019 to 31 December 2024.

The 2024 remuneration figures for the Directors are taken from the data used to compile the single total figure of remuneration tables shown on pages 144 and 152, prior to any rounding. No employees are directly employed by the Group’s Parent Company, so the average employee data is based on the same UK corporate employee population as that on which the CEO pay ratio is calculated.

All corporate employees have the same corporate performance metrics for the APP as the Executive Directors; however, for corporate employees below Executive Committee level, the weightings of these metrics differ and measures include an individual performance element, the results of which are not available at the time of reporting. For average employee data, we assume that target performance is achieved. Non-Executive Directors are not eligible to participate in any variable remuneration plans.

					Salary					APP	Taxable benefits

Executive Director	2020	2021	2022	2023	2024	2020	2021	2022	2023	2024	2020	2021	2022	2023	2024

Elie Maalouf	-15%	22%	4%	21%	19%	-100%	100%	-1%	-15%	-8%	-9%	91%	12%	247%	111%

Michael Glover	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

Non-Executive Director

Deanna Oppenheimer	–	–	–	–	4%	N/A	N/A	N/A	N/A	N/A	–	–	–	–	69%

Graham Allan	–	–	49%	13%	6%	N/A	N/A	N/A	N/A	N/A	–	–	684%	108%	-36%

Daniela Barone Soarees	–	–	–	3%	4%	N/A	N/A	N/A	N/A	N/A	–	–	–	16%	90%

Arthur de Haast	–	18%	4%	3%	4%	N/A	N/A	N/A	N/A	N/A	–	-1%	1706%	28%	-16%

Duriya Farooqui	–	–	4%	3%	11%	N/A	N/A	N/A	N/A	N/A	–	–	100%	10%	15%

Byron Grote	–	–	–	–	9%	N/A	N/A	N/A	N/A	N/A	–	–	–	–	-26%

Sir Ron Kalifa	–	–	–	–	–	N/A	N/A	N/A	N/A	N/A	–	–	–	–	–

Angie Risley	–	–	–	–	–	N/A	N/A	N/A	N/A	N/A	–	–	–	–	–

Sharon Rothstein	–	–	4%	3%	4%	N/A	N/A	N/A	N/A	N/A	–	–	100%	-10%	159%

Average employee	-6%	3%	14%	8%	5%	-100%	100%	-6%	-9%	-5%	-9%	-11%	5%	20%	15%

Notes

–

No data has been reported for Michael Glover, Sir Ron Kalifa and Angie Risley as they joined the Board during 2023 or 2024 and therefore only part-year data is available, which does not enable a full year-on-year comparison with 2024.

–	The Remuneration Committee approved an additional fee of £10,000 for the Voice of the Employee Non-Executive Director role for Duriya Farooqui with effect from 1 June 2024.

–	Byron Grote was appointed Chair of the Audit Committee with effect from 1 March 2023.

–	Elie Maalouf took on the role of Group CEO on 1 July 2023 and therefore his percentage change between 2023 and 2024 reflects a period during 2023 in his previous CEO, Americas role.

154	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Report continued

Annual Report on Remuneration continued

Committee areas of focus in 2024

–	Approval of the 2023 Directors’ Remuneration Report.

–	Review and approval of 2023 remuneration outcomes and 2024 incentive plan structures and targets.

–	In-year Company and relative performance tracking.

–	Wider workforce remuneration matters.

–	Review and tender of Remuneration Committee advisers.

–	Review of the Directors’ Remuneration Policy.

–	Shareholder engagement process.

–	Review of Committee Terms of Reference.

Key objectives and summary

of responsibilities

The Remuneration Committee approves, on behalf of the Board, all aspects of remuneration for the Executive Directors, the Executive Committee and the Chair of the Board, and also approves the strategy, direction and policy for the remuneration of the senior executives who have a significant influence over the Group’s ability to meet its strategic objectives. Additionally, the Committee reviews wider workforce pay policies and practice to ensure alignment with strategy, values and behaviours and takes this into account when setting Executive Director remuneration. The Committee’s role and responsibilities are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board.

The ToR are available on IHG’s website at ihgplc.com/investors under Corporate governance.

Membership and

attendance at meetings

The members of the Committee during 2024 were Angie Risley (Chair), Deanna Oppenheimer, Daniela Barone Soares, Bryon Grote and Ron Kalifa. Details of the attendance at Committee meetings are set out on page 118.

During 2024, the Committee was supported internally by the Company Chair, the Group’s CEO and CFO, the General Counsel and Company Secretary, and senior members of the Human Resources and Reward teams as necessary. All attend by invitation to provide further background information and context to assist the Committee in its duties. They are not present for any discussions that relate directly to their own remuneration or where their attendance would not otherwise be appropriate.

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

Deanna Oppenheimer, Non-Executive Chair, is subject to 12 months’ notice and is in compliance with Provision 19 of the UK Corporate Governance Code. No other Non-Executive Directors are subject to notice periods; all Non-Executive Directors are subject to an annual re-election by shareholders at the AGM.

Effectiveness of

the Committee

The effectiveness of the Committee is monitored and assessed regularly by the Chair of the Committee and the Chair of the Board.

Remuneration advisers

IHG appointed Willis Towers Watson (WTW) to act as independent adviser to the Committee in 2024, following a competitive tender process undertaken by the Committee. Deloitte LLP continued to act as independent adviser to the Committee until August 2024, at which point WTW commenced work for the Committee.

Both WTW and Deloitte are members of the Remuneration Consultants Group and, as such, operate under the code of conduct in relation to executive remuneration consulting in the UK. The Committee is therefore satisfied that the advice received from its advisers is objective and independent.

Fees of £163,850 were paid to Deloitte and fees of £164,871 were paid to WTW in respect of the advice provided to the Committee in relation to Director remuneration in 2024. The fees included significant input into the review of the Directors’ Remuneration Policy during the year. Fees were charged at a combination of fixed amounts for specific items of work and hourly rates.

Approach to target setting

Targets are set by the Committee, taking into account IHG’s growth ambitions and long-range business plan as approved by the Board, market expectations and the circumstances and relative performance at the time. The committee sets stretching targets for senior executives that will reflect successful outcomes for the business based on its strategic and financial objectives for the period.

Absolute targets may be set relative to budget and/or by reference to prior results, generally containing a performance range with additional stretch to incentivise outperformance and minimum performance levels for payout.

Relative targets are set against an appropriate comparator group of companies for the relevant measure, for example, relative NSSG in the LTIP was set against our six largest competitors with more than 500,000 rooms, to reflect our strategy of accelerating the growth of our brands in high-value markets.

Performance will be reviewed throughout the period in which it is applicable for, and, if any amendments are required, this will be disclosed in the Directors’ Remuneration Report for the year in which the amendment has been agreed.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	155

Alignment with Provision 40 of the UK Corporate Governance Code

The Committee has considered the remuneration policy and practices in the context of Provision 40 of the 2018 UK Corporate Governance Code:

Principle	IHG’s approach

Clarity

–  Through the combination of short- and long-term incentive plan measures, the Directors’ Remuneration Policy is structured to support financial objectives and the strategic priorities of the business that deliver shareholder returns and long-term value creation.

–  Further alignment with shareholder interests is driven by the significant proportion of share-based incentives and Executive Director shareholding requirements.

–  Our reward policies are aligned throughout the organisation and include a proportion of performance-related reward, driving engagement for the whole of the workforce.

–  We always seek to report our Directors’ Remuneration Policy and performance-related remuneration measures, targets and outcomes in a clear, transparent and balanced way, with relevant and timely communication with all of our stakeholders, including shareholders.

Simplicity

–  Our remuneration structure comprises straightforward and well-understood components.

–  The purpose, structure and strategic alignment of each element is clearly laid out in the Directors’ Remuneration Policy.

Predictability	– The range of possible values of rewards for Executive Directors is clearly disclosed in graphical form at the time of approving the Directors’ Remuneration Policy.

Risk

–  Our Directors’ Remuneration Policy contains a number of elements to ensure that it drives the right behaviours to incentivise the Executive Directors to deliver long-term sustainable growth and shareholder returns and to reward them appropriately:

– the maximum short- and long-term incentive awards are capped as a percentage of salary;

– the Committee has clear policies on discretion, linked to specific measures where necessary, to override formulaic outcomes;

– there are clear and comprehensive malus and clawback provisions; and

–  significant shareholding requirements apply for Executive Directors, including the deferral of at least 30% to 50% of bonus in shares; a two-year post-vest holding period for long-term incentive shares and minimum shareholding requirements both during and after employment.

Proportionality	– Individual rewards are aligned to the delivery of strategic business objectives.

– The Committee sets robust and stretching targets to ensure that there is a clear link between the performance of the Group and the awards made to Executive Directors and others.

Alignment to culture

–  IHG has a clear purpose and well-established values and behaviours. The alignment between remuneration incentives and our strategy and the KPIs that underpin the delivery of our strategy, is outlined in the Annual Report on Remuneration.

–  Other elements of reward align employees with strong performance, our values and our behaviours, including salary reviews and, across the wider workforce, the short-term incentive plan and our global recognition scheme.

156	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Report continued

Annual Report on Remuneration continued

Board changes

Sir Ron Kalifa joined the Board on 1 January 2024. Details of his appointment were previously reported in IHG’s Annual Report and Form 20-F 2023.

Daniela Barone Soares stepped down from the Board on 31 December 2024. Fees and benefits were payable to Daniela in respect of her role and responsibilities up to the date of stepping down with no further payments being made, in line with the approved Directors’ Remuneration Policy.

Wider workforce

remuneration and employee

engagement

As outlined on page 142, IHG operates an aligned approach to remuneration throughout the organisation. During the year, the Committee reviewed aspects of the Company’s wider workforce remuneration approach as part of its regular meeting agenda.

The Company engaged with the workforce through its employee engagement survey, which covers a number of areas, including pay and benefits competitiveness and wellness. Our overall employee engagement remained at 87% for 2024, placing IHG in the top quartile of employers for engagement and we were named as a Mercer Global Best Employer.

During 2024, the Chair of the Committee joined IHG’s designated Non-Executive Director responsible for workforce engagement in a Voice of the Employee session. These sessions are held throughout the year to engage directly with members of IHG’s corporate and hotel workforce, with the aim of collating and sharing such feedback with the Board for consideration in its decision-making. No concerns were raised regarding Executive Director remuneration or how it aligns with the wider IHG remuneration principles.

Service contracts and notice periods for Executive Directors

The Committee’s policy is for all Executive Directors to have service contracts with a notice period of 12 months from the Company and a notice period of 6 months for the employee. On an exceptional basis to complete an external recruitment successfully, a longer initial notice period reducing to 12 months may be used. This is in accordance with the UK Corporate Governance Code.

All Executive Directors’ appointments and subsequent re-appointments to the Board are subject to election and annual re-election by shareholders at the AGM.

Details of current Executive Directors’ contracts are available on request from the Company Secretary’s office. The respective dates of appointment and notice periods are shown below:

Executive Director	Date of original appointment to the Board	Notice period

Elie Maalouf	1 January 2018	12 months

Michael Glover	20 March 2023	12 months

Voting on remuneration at the Company’s AGM

The outcomes of the latest remuneration votes are shown below:

AGM	Votes for	Votes against	Abstentions

Directors’ Remuneration Report	129,044,097	7,530,850	172,918
(advisory vote): 3 May 2024	(94.49%)	(5.51%)

Directors’ Remuneration Policy	103,155,928	34,661,408	2,043,591
(binding vote): 5 May 2023	(74.85%)	(25.15%)

Implementation of Directors’ Remuneration Policy in 2025

This section explains how certain elements of the policy will be applied in 2025.

Salary: Executive Directors

Directors’ salaries are agreed annually in line with the policy. The following salaries are proposed to apply with effect from 1 April 2025:

Executive Director	Increase %	2025 £	2024 £

Elie Maalouf	6.8	1,100,000	1,029,600

Michael Glover	3.0	664,350	644,800

Salaries for both Executive Directors will increase by 3% in line with the budget for the wider UK and US corporate workforce. The higher salary increase of 6.8% for Elie Maalouf has been determined in conjunction with the review of the Directors’ Remuneration Policy and is conditional upon receiving shareholder approval for the revised policy at the 2025 AGM.

RSU 2025

Subject to approval of the revised policy, RSU awards will be granted to Executive Directors in 2025. The following underpin will apply:

–

Vesting of restricted shares will be contingent on the satisfaction of a discretionary underpin which will be assessed by the Committee prior to vesting. The Committee will consider the extent to which the Executive Directors have effectively delivered IHG’s strategy across the vesting period, as well as any factors that have resulted in serious reputational damage or significant financial loss to the Company.

–

In making its assessment, the Committee will take into account the experience of stakeholders including our shareholders, owners and guests. Following the vesting date for each award cycle, the Committee will disclose its considerations in assessing the underpin in the relevant Directors’ Remuneration Report.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	157

Implementation of Directors’ Remuneration Policy in 2025 continued

APP 2025 and LTIP 2025–27 performance measures and targets

APP

The APP measures for 2025 will be operating profit from reportable segments (70%), room signings and room openings (15% each). These measures and weightings are unchanged on those for 2024, and align with our strategic priorities.

The following table sets out the measures, definitions and weightings for the 2025 APP. Details of the targets are sensitive and will be disclosed alongside the performance achieved in the 2025 Directors’ Remuneration Report.

Measure	Definition	Weighting

Operating profit from reportable segments	A measure of IHG’s operating profit from reportable segments for the year	70%

Room signings	Absolute number of new room signings	15%

Room openings	Absolute number of new room openings	15%

LTIP

Measures for the 2025–27 cycle are relative Total Shareholder Return (20%); relative net system size growth (25%); cash flow (20%); adjusted earnings per share (EPS) (25%); and carbon and people metrics (10%). These are the same categories of metric used for the 2024–26 cycle.

We have undertaken a review of the LTIP measures in the context of our strategic priorities including our growth algorithm. It was concluded that the weightings of the EPS and relative net system size growth measures should be increased to support the achievement of this, with a corresponding reduction to the weighting for carbon and people measures.

The rationale for the inclusion of each of the LTIP metrics is as follows:

–	Relative Total Shareholder Return reflects our aim to deliver competitive shareholder returns as well as aligning the interests of Executive Directors with those of shareholders.

–	Net system size growth (NSSG) relative to our closest competitors reflects our industry-leading growth in our scale ambition.
–	Cash flow as a metric measures our ability to deliver consistent, sustained growth in cash flows and profits over the long-term.

–

Carbon and people metrics have been simplified for 2025 with two key measures aligned to our growth strategy: Adoption of Energy Conservation Measures (ECMs) in owned, leased, managed and managed lease hotels, and Talent Interventions. Aligned to our decarbonisation strategy, the carbon measure is focused on supporting owners to reduce energy costs and drive better hotel performance via adoption of ECMs. The people measure relates to our primary hotel leadership programme, Journey to GM, to focus attention on developing high quality talent to fuel our long-term growth.

–

EPS is a key business metric, prominent in company results reporting and commonly used for valuation purposes. It provides a measure of the efficiency of the capital structure, in that returns of capital can be captured within EPS performance, as well as promoting further alignment with shareholder experience.

How are performance targets set?

The targets for the 2025–27 LTIP have been set by the Committee, taking into account IHG’s long-range business plan, market expectations and the circumstances and relative performance with the aim of setting stretching targets for senior executives which will reflect successful outcomes for the business based on its long-term strategic objectives.

Aligned with the medium to long-term aspirations of our growth algorithm and with EPS consensus forecasts at the time that the Committee set them, the EPS targets for the 2025–27 cycle have been increased relative to the 2024–26 targets. As well as increasing the threshold target by 1% from 5% to 6% per annum, the maximum target has been increased by 2% from 12% to 14% per annum. This reflects our growth ambitions at the maximum end, with a range to allow for cyclicality of the business and with the intention that, in the absence of a substantial change in circumstances, the range should be enduring over time. Alongside the higher LTIP quantum proposed under the revised policy, this revised maximum target requires our earnings to increase by almost 50% over the performance period for full vesting, and is considered by the Committee to be particularly challenging when compared to those of other FTSE businesses.

Adjusted EPS targets incorporate assumed share buybacks as part of our ongoing shareholder return programme, so the Committee would not expect to adjust performance outcomes at the end of the performance period for buybacks made during the cycle.

Threshold performance will result in 20% vesting, maximum performance will result in 100% vesting, with straight-line vesting in between threshold and maximum.

The details of the targets for the 2025–27 LTIP cycle are set out in the table on the following page.

158	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Report continued

Annual Report on Remuneration continued

Measure	Definition	Weighting	Targets
Relative Total Shareholder Return (TSR)	IHG’s performance against a comparator group of global hotel companies against which TSR outcomes are measured: Accor S.A., Choice Hotels International Inc., Dalata Hotel Group PLC, H World Group Limited, Hilton Worldwide Holdings Inc., Hyatt Hotels Corporation, Indian Hotels Company Limited, Jin Jiang International Holdings Company Limited, Marriott International Inc., Melia Hotels International S.A., Minor International, Scandic Hotels Group AB, Shangri-La Hotel Public Company Limited, Whitbread PLC and Wyndham Hotels & Resorts Inc.	20%	Threshold: Median of comparator group Maximum: Upper quartile of comparator group
Relative net system size growth	IHG’s aggregated compound annual growth rate (CAGR) against our six largest competitors with more than 500,000 rooms: Marriott International Inc., Hilton Worldwide Holdings Inc., Accor S.A., Jin Jiang International Holdings Company Limited, Wyndham Hotels & Resorts Inc. and Choice Hotels International Inc. Targets will be set based on increased room count that is consistent with the relevant company’s business plan objectives and practice as at the start of the LTIP cycle.	25%	Threshold: Fourth ranked competitor excluding IHG Maximum: First ranked competitor excluding IHG
Absolute cash flow	Cumulative annual cash generation over the three-year performance period. Absolute cash flow includes reported cash flow from operations and net cash from investing activities.	20%	Threshold: $2.595bn Maximum: $3.993bn
Carbon and people

1. Planet

Adoption of a set of Energy Conservation Measures (ECMs) across the owned, leased, managed and managed lease (CMH) hotels.

2. Talent interventions

Impact of our Journey to GM (J2GM) talent programme.

		10% (5% each)

1. Threshold: Weighted average increase in adoption of the five ECMs at CMH hotels of 9% points

Maximum: Weighted average increase in adoption of the five ECMs at CMH hotels of 25% points

2. Threshold: 30% of talent who took part in the J2GM programme commencing between 2023 and 2025 have been promoted by 31 December 2027

Maximum: 50% of talent who took part in the J2GM programme commencing between 2023 and 2025 have been promoted by 31 December 2027

Adjusted earnings per share (EPS)	Absolute compound annual growth rate (CAGR).	25%	Threshold: 6% per annum adjusted EPS CAGR Maximum: 14% per annum adjusted EPS CAGR

Angie Risley

Chair of the Remuneration Committee

17 February 2025

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	159

Introduction to 2025 Directors’

Remuneration Policy

Review process

The following section provides a summary of the process that has been carried out to review the Directors’ Remuneration Policy, including the business context, principles that we have applied, the findings of the review and the resulting proposals that we are tabling as part of a revised Directors’ Remuneration Policy at the 2025 AGM.

We also detail the engagement that we have carried out with our investors, and the changes that we have made to the original proposals as we have listened to shareholders in a two-way engagement process.

Principles

The Committee has followed a data-driven review, underpinned by the following set of principles, to guide the design of a revised approach to senior remuneration that will drive focused execution of strategic priorities and alignment of executive and shareholder interests, at the same time as mitigating retention risks identified by our talent flow analysis:

Principle 1

Reinforce IHG’s pay for performance culture for the senior executive talent cadre, with reward that is commensurate with the long-term value created for shareholders.

Principle 2

Provide clarity to both internal and external stakeholders on IHG’s desired long-term market positioning of executive talent pay relative to a stable set of peer organisations.

Principle 3

Establish a pay policy that is competitive against IHG’s primary talent and business performance competitors, including predominantly US-listed global hotel peers.

Principle 4

Ensure alignment of approach to executive remuneration design across the whole executive team where restricted shares are an established lever used to align individuals with shareholders.

Principle 5

Ensure alignment of approach to executive remuneration principles and structure, where relevant, across the wider corporate workforce.

Business and

performance context

–	IHG is a truly global business with an increasingly significant US focus, in terms of geographic spread and investor base. In particular:

–

With IHG branded hotels in more than 100 countries; our US presence is significant, with around 50% of our total gross revenues and over 70% of our EBIT from reportable segments being generated by the Americas region.

–	From a system size perspective, the US is by far our single largest market, at around half of our system size, compared to the UK comprising around 5%.

–	Across our shareholder base, around 42% of IHG’s equity ownership is now based in North America compared to 29% in 2018.

–	Our key competitors are almost exclusively US-based and listed – Marriott, Hilton, Hyatt, Wyndham and Choice – with Accor being the only major international competitor listed outside the US.

–	The business performance has been strong, with share price returns beating market indices and peers (see chart below):

–	On an absolute basis, the share price has more than doubled since the start of 2023. Over this same period,

our share price increased by 100% above the FTSE 100 index and more than 50% above the S&P 500 index. IHG’s share price growth was also in the upper quartile of global peers. Since 30 April 2020, our share price increased by 176%.

–

Across a range of financial measures, we have demonstrated a clear track record of performance through to 2019 and a robust recovery following Covid-19 with clear potential to further grow earnings and dividends (see table on the next page). In terms of performance to date:

–	2024 operating profit from reportable segments[a] ($1,124m) was up 10% on 2023 and 30% ahead of pre-Covid-19 levels.

–	Strong growth in revenue combined with a disciplined approach to cost management resulted in an improvement in fee margin[a] from 49.5% in 2021 to 61.2% in 2024.

–	As a result of strong cash management, a share buyback programme to return $750m of surplus capital was completed in 2023 with a further $800m programme completed in 2024.

a.

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 103 to 108 of the Annual Report and Form 20-F 2024. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272.

160	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Report continued

Introduction to 2025 Directors’ Remuneration Policy continued

Measure	IHG’s strong track record through to 2019	IHG’s strong recovery 2023 vs 2019	IHG’s strong performance 2024 vs 2023	IHG’s strong potential looking ahead over the medium term

RevPAR	+3.9% p.a.	+11% ahead	+3.0%	High single digit % CAGR in fee revenue through combination of RevPAR and system growth
Net system size growth	+3.2% p.a.	System size +7% larger	+4.3%

Fee margin expansion[a]	+130bps p.a.	+520bps higher	+190bps	+100–150bps p.a. from operating leverage, plus potential for additional improvements

Cash conversion	>100%	>100%	94% for year	~100% adjusted earnings into adjusted free cash flow

Ordinary dividends	+11.0% CAGR	+21% higher	+10%	Continue sustainably growing

Total capital returned to shareholders	$13.7bn	Further $1.7bn returned	>$1.0bn in year	Continue returning capital, whilst targeting financial leverage 2.5–3.0x

Adjusted Earnings Per Share growth[a]	+11.4% CAGR	+24% higher	+15%	+12–15% CAGR

b.	Definitions for Non-GAAP revenue and operating profit measures can be found on pages 103 to 108 of the Annual Report and Form 20-F 2024.
Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272.

–	We have key risks to our talent and succession pipeline evidenced by talent flows, and pay challenges from competitive pressure, being primarily derived from US markets:

–

Analysis shows that we primarily recruit senior talent from, and lose talent to, global hotel organisations in North America and Asia. Based on data for the top five job levels at IHG over a five year period, we have a higher talent outflow (543 people) compared to inflow (237 people) which indicates that we have issues with talent attraction and retention at senior levels (see diagram below).

–

Packages have needed to be offered to attract senior executives that are higher than those for existing employees in response to a challenging market, with particular pressure for US employees. We have also lost a number of senior executives, in many cases where our remuneration was lower than that being offered. In some cases we have needed to increase salary, bonus, LTIP and provide significant retention awards to key US individuals in response to competitor offers.

–

We have a pay compression issue for IHG’s senior team being closer to the CEO’s remuneration than the market – e.g. the highest paid IHG role below Board is paid 47% of the CEO’s remuneration, whereas it is more typical in the market for a wider gap at 32%. The smaller gap for IHG compared to market further highlights the extent of the gap of our CEO’s remuneration to the market. The proposed changes to the policy will help to address this structural issue.

–

The majority of our talent pool for succession to the Executive Committee (EC) and Board is US-based and we compete for talent at all levels with global US-based hotels and other major US employers. Following the departure of our previous CEO and CFO in 2023, we have hired US-based individuals into these roles. Six of the 10 EC roles have changed in the last 18 months, with five of those new individuals being US-based, and more than 50% of our employees in the two levels below EC being US-based. The Committee believes that it would struggle to recruit talent of the calibre required using the existing remuneration policy.

–

Our executive remuneration levels are below those of our major hotel competitors, and our quantum and structures have been aligned with majority UK practice, which puts our executives at a relative disadvantage compared with international peers:

–	The actual remuneration of our Executive Directors for 2023 was towards or at the bottom ranking of our most comparable international hotel peers (see charts on page 161).

–

Hyatt and Choice granted additional one-off awards to their CEOs in the last two years with fair values of $6m and $30m respectively. Many hotel peers, including Choice, Hilton, Hyatt and Wyndham made favourable adjustments to awards during Covid-19, which would not usually be made in a UK environment.

–

Our US peers incorporate practices such as time-vesting equity and a lower proportion of long-term incentives being performance-based, no holding periods and cash bonuses without deferral. These features enhance the perceived value of packages in peers, relative to majority and corporate governance best practice in the UK.

	Marriott International	Hilton Hotels & Resorts	Accor	Radisson	Shangri-La Hotels & Resorts	Hyatt	Four Seasons	Jumeirah Hotels & Resorts	Mandarin Oriental Hotel Group

IHG hires from...	34	19	11	3	4	–	–	3	–
(237 total)

IHG loses to...	50	22	29	15	6	7	5	–	4
(543 total):

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	161

Development of global peer group

The Committee went through a lengthy and robust process of considering and formulating an appropriate peer group for Executive Director pay purposes, and held a number of additional meetings in order to test and refine the approach. As a result of this process, we have formed a single global peer group for benchmarking which is data driven and comprised of companies with which we compete for senior talent, in terms of those in the top five levels of the business we attract from and lose to, looking over a five year period.

The peer group that resulted from this process includes our closest hotel peers, and wider travel & leisure sector and adjacent strategic businesses where we have talent flows. In addition to these two sectoral and talent factors, we included companies in the peer group only if they either have a significant consumer element to their business operations or significant presence in Atlanta (or both). This geographic filter reflects our significant operations in Atlanta as well as the US being the most significant talent market for IHG.

We have digital and payment system parallels in our business model with the strategic business peers, the success of which is driven by the booking platform. In the context of these similarities, these hospitality and consumer businesses are also observed to draw on the same talent pool as the hotel peers given the skills required to successfully lead value creation for these companies.

We acknowledge and understand an alternative perspective that the UK market remains the most relevant comparison point. Given the nature of our business and evidence from talent flows, the Board strongly believes that this global peer group is most appropriate for benchmarking.

The median market capitalisation of the resulting group was aligned with our size at the time of developing the peer set. Based on a three-month average to 31 December 2024, eight of the peers are smaller than IHG and eight are larger than IHG by market capitalisation. We excluded some major Atlanta-based businesses identified in the talent flow analysis on the basis that their market capitalisation was significantly higher than IHG’s.

There is overlap between the benchmarking and TSR peer groups as they both include the same group of major hotel industry peers, but they are not identical as they have each been developed for their own purpose. The TSR peer group is derived from a marketable, liquid comparator set based on available global investments in our sector, whereas the benchmarking peer group is reflective of our talent flow analysis. The relative net system size growth measure peer group is also focused on the same core hotel competitor group. The Committee strongly believes each of these peer groups is appropriate for its purpose and all are strategically aligned.

162	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Report continued

Introduction to 2025 Directors’ Remuneration Policy continued

Name	Base salary (£000)	Target bonus (% of base salary)	Target total cash (£000)	LTI expected value (% of base salary)	[a]	LTI maximum value (% of base salary)	[b]	Target total direct compensation (£000)	Maximum total direct compensation (£000)	[c]

IHG – CEO	1,030	100%	2,060	250%		500%		4,633	8,237

Peer group – Upper quartile	1,110	200%	3,151	1,311%		3,412%		16,843	39,820

Peer group – Median	1,011	177%	2,655	519%		951%		10,352	18,758

Peer group – Lower quartile	905	137%	2,004	223%		540%		4,243	8,583

a.

The expected value of long-term incentives (LTI) represents the fair/expected value of an award as at the date of grant, taking into account the specific characteristics of the vehicle awarded (for example, share price volatility, dividend yield) and any applicable performance vesting conditions. The reported expected value represents the sum of the values of all types of LTI award made to an individual in the year, including performance/restricted shares, stock options, deferred bonus matching shares and long-term cash bonuses. For UK organisations, target LTI (Performance Share Plan) is half of the maximum.

b.

For organisations that did not disclose their maximum LTI award, it is assumed that: stock option target is 20% of maximum, performance shares/cash target is 50% of maximum, and restricted shares target is 100% of maximum.

c.	For organisations that did not disclose their maximum bonus, it is assumed that their target is 60% of maximum.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	163

Results of

benchmarking

exercise

In the business context and with the talent issues in the previous section identified, a benchmarking analysis was carried out to understand in detail the position of our Executive Director remuneration against the global peer group and to support the review. This highlighted the following:

–  A non-performance based share element is prevalent practice for CEOs amongst the peers, with 75% of the group having two or more long-term incentive elements.

–  While the base salary of the IHG CEO is broadly aligned with the median of the peer group, the total target direct compensation (base salary, on-target bonus and the expected value of long-term incentives) for the CEO of around £4.6m is just above the lower quartile, or around 45% of the median (£10.4m).

–  Overall, there is therefore a significant gap to median, with bonus and long-term incentive quantum being the main factors for this gap.

–  For reference, including pensions and benefits in the benchmarking analysis, the CEO’s total remuneration (£5.0m) is around 46% of the peer group median (£10.7m).

–  For the CFO, there is a similar competitiveness challenge. In this case the CFO’s target remuneration (£2.3m) is around 57% of the peer group median (£4.0m).

164	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Report continued

Introduction to 2025 Directors’ Remuneration Policy continued

Proposals and rationale

The following changes are proposed to address these findings, in accordance with the agreed principles of the review.

Element	CEO: Current	CEO: Proposed	CFO: Current	CFO: Proposed
Salary (% increase)	£1,029,600	£1,100,000 (6.8%)	£644,800	£664,350 (3%)
Bonus maximum (% of salary)	200%	300%	200%	250%
– Bonus target (% of salary)	100%	150%	100%	125%
LTIP maximum award (% of salary)	500%	800%	300%	500%
– LTIP target award (% of salary)	250%	400%	150%	250%
Restricted stock unit (RSU) award (% of salary)*	n/a	150%	n/a	100%
Target total direct compensation	£4,633,000	£8,800,000	£2,258,000	£3,820,000
Minimum shareholding requirement (% of salary)*	500%	1,000%	300%	400%
Total variable pay (% of salary)	Target: 350% Maximum: 700%	Target: 700% Maximum: 1,250%	Target: 250% Maximum: 500%	Target: 475% Maximum: 850%

*

The original proposals have been revised by the Committee in response to investor engagement. The overall result is a reduction in the positioning against the peer group median from 100% to 85% for CEO and from 100% to 96% for the CFO, primarily due to a reduction in the originally proposed quantum of RSU awards. See the section in relation to shareholder consultation on the following page for further details.

The Committee understands and acknowledges that the adjustments proposed together represent a substantial change to remuneration levels, particularly the long-term incentive elements. This reflects the scale of the issue identified and the intent to robustly and directly address this talent retention and succession challenge. The Committee also understands the usual UK market expectation that where restricted shares are introduced, this is by way of substitution for performance-based awards using a discount factor of 50%. Given the aim of addressing the differentials between the CEO’s and CFO’s pay to the peer group, this approach was judged not to be appropriate.

Pensions and benefits

Other than the adjustments to salary, there are no proposed changes to the other elements of fixed pay. The approach to pensions and benefits will continue to apply, in particular with pension provision being aligned with that for the corporate workforce.

Other features of the policy

Other features of the policy that will apply are set out below. Many of these conditions are not common practice within the global peer group, but have been retained to align with UK corporate governance best practice.

Underpin on RSU awards (3 year vesting period)

Vesting of restricted shares will be contingent on the satisfaction of a discretionary underpin which will be assessed by the Committee prior to vesting. The Committee will consider the extent to which the Executive Directors have effectively delivered IHG’s strategy across the vesting period, as well as any factors that have resulted in serious reputational damage or significant financial loss to the Company.

In making its assessment, the Committee will take into account the experience of stakeholders including our shareholders, owners and guests. Following the vesting date for each award cycle, the Committee will disclose its considerations in assessing the underpin in the relevant Directors’ Remuneration Report.

This is the underpin that has been discussed with shareholders and which will be applied to RSU awards granted as part of a rigorous decision-making process. Any changes to this underpin for future cycles would only be made after prior consultation with shareholders.

Minimum shareholding requirement (CEO: 1,000% of salary, CFO: 400% of salary)

Ordinarily a shareholding of 700% of salary for CEO and 300% of salary for CFO should be built up over five years. The balance of the total shareholding requirement of 1,000% of salary for CEO and 400% of salary for CFO should be reached over a further period agreed with the Chair of the Board.

Other conditions that continue to apply:

Bonus deferral: At least 30% of bonus earned will be deferred into shares for three years if the minimum shareholding requirement has been met, with at least 50% being deferred otherwise.

Post-vesting holding period: A two year holding period will apply for all LTIP and RSU shares after vesting.

Post-cessation shareholding requirement: The full minimum shareholding requirement continues to remain in force for two years following cessation as an Executive Director.

Malus and clawback: Recovery arrangements will continue to apply.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	165

The rationale for these changes to remuneration is as follows:

–

Overall the proposals ensure that remuneration is aligned with the growth aspirations and shareholder value, as the delivery of increased remuneration is primarily through long-term share-based elements in the form of performance shares and restricted shares.

–	Positioning of Executive Director total target remuneration will be more closely in alignment with the median of the global peer group than is currently the case.

–

The increase to the CEO’s salary is a modest adjustment (6.8%), which minimises the impact on our cost base and reflects the current market position. This increase is in line with actual salary increases received by our strongest performing UK and US employees whose pay was below market levels, over the last three years.

–	Other increases are to variable elements, thus driving short- and long-term performance.

–

A hybrid structure aligns IHG to international market practice and the peer group pay mix. A restricted share element is a ‘balancing’ element into the total package, acknowledging that key drivers of sustainable business growth have complex co-dependencies under a managed and franchised business model in a cyclical sector.

–

The structure is consistent with the long-term incentive structure for senior individuals below Board, as restricted shares are used for the Executive Committee and are the principal or sole tool below this level. Restricted shares have been part of below-Executive Director remuneration packages for nine years and have been effective in aligning interests of senior executives with shareholder value.

–

The restricted share underpin ensures that the Committee will allow vesting of RSU awards only if delivery of the strategy is on track. It will assess this in a robust manner prior to approving the vesting of RSU awards by looking at the key growth algorithm metrics, which are already reflected in incentive KPIs, as well as other relevant factors at the time, such as reputation. These factors will be considered by the Committee through the lens of IHG stakeholders including shareholders.

Shareholder consultation

We have carried out an in-depth consultation process, meeting nearly 60% of our shareholder register and proxy bodies between November 2024 and February 2025.

This consultation exercise has been extremely valuable to us in shaping our proposals. The vast majority of shareholders we have spoken to were very supportive of the evidence for change and the rationale for the proposals. Some important questions were raised in relation to specific areas during consultation, mainly related to the long-term incentive elements of the package rather than salary and bonus levels. The Committee has reflected on the feedback and, while overall the original proposals were considered fit for purpose, in order to respond appropriately to shareholders’ views, the Committee agreed that it was appropriate to make adjustments. Shareholders were very generous in providing additional comments and advice as we refined and tested these adjustments. This process resulted in the following:

–

Reduction in the originally proposed annual quantum of RSU award, from 300% of salary to 150% for the CEO and from 150% of salary to 100% for the CFO, in response to particular questions on the balance between LTIP and RSU, and overall quantum. This change means the proportion of the CEO’s total long-term incentive that has performance targets is 84%;

–	Strengthening the RSU underpin, in particular to specifically include effective delivery of IHG’s strategy over the vesting period; and

–

Increase in the size of the shareholding requirement for the CEO from an original proposal of 700% of salary to 1,000%. The resulting requirement exceeds the combined quantum of LTIP and RSU awards and is significant as it doubles the current CEO requirement of 500% of salary.

While the current Executive Directors already meet the revised shareholding requirements, or are expected to during 2025, a new incumbent may require a long time to reach them, and therefore we have included flexibility to achieve the full requirement over a period longer than five years.

I hope that these changes demonstrate our willingness to listen but also to respond to shareholders. While the Committee’s view was that median peer group positioning was strategically the right competitive position against the market, taking into account the business case for change, the resulting proposals reflect the feedback from some shareholders by reducing the overall positioning to a lower level of around 85% of median for the CEO and 96% of median for the CFO. This positioning also responds to questions on the inclusion of companies with a range of market capitalisations in the peer group, while the Committee continues to strongly believe that the peer group is appropriate based on the talent context.

Broader workforce considerations

As outlined on page 142 of the Annual Report and Form 20-F 2024, IHG operates an aligned approach to remuneration throughout the organisation.

In line with the UK Corporate Governance Code, the Committee reviews pay and employment conditions beyond those of the Executive Committee and takes this into consideration when establishing and implementing policy for Executive Directors. The Committee reviews aspects of the Company’s wider workforce remuneration approach as part of its regular meeting agenda.

We remain committed to paying our employees fairly with respect to their relative responsibilities both internally and externally. Throughout the Group, base salary and benefit levels are set in accordance with prevailing market conditions, policies, practice and relevant regulations in the countries in which employees are based. Differences between Executive Director pay policy and that of other employees reflect the position and responsibilities of the individuals, as well as corporate governance practices in respect of Executive Director remuneration.

166	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Report continued

Introduction to 2025 Directors’ Remuneration Policy continued

Our approach to remuneration is structurally consistent across the corporate population. For example, the same APP corporate performance targets apply to Executive Directors and all levels of the corporate population, and the same LTIP performance measures apply to eligible colleagues below Executive Director level. Executive Directors and other senior management receive a greater proportion of total remuneration in the form of long-term incentives. At Executive Committee level, RSU awards are used alongside performance-related LTIP awards, with the balance of RSU awards increasing below Executive Committee level so that RSU awards are the primary long-term incentive vehicle for those eligible colleagues below the Executive Committee.

Some of the key ways in which we invest in the reward arrangements for our employees are:

–	Bonus funding: We regularly provide additional bonus funding to enable managers to reward the best performers in our business, and did this again for 2024;

–

Peer group: We use a consistent approach to benchmarking pay across the organisation, including reviewing the global peer group for the most senior population below Board. Given the global peer group has been composed on the basis of our talent flows and succession pipeline, it is also being used as a reference point in assessing the pay of the next levels of senior executives where appropriate. While the analysis illustrates that competitive pay issues exist primarily at the Executive Director level, the pay of other senior executives will be considered in the context of the peer group alongside other factors including role location, market risk and succession;

–

Salary rises: For the UK leased hotel estate, budgeted salary rises have typically been higher than those for the corporate workforce, with higher increases for frontline workers. The Real Living Wage has been applied as a minimum for all staff in line with the Real Living Wage Foundation level.

Pay ratios

As part of the review of the policy, the Committee also examined an analysis of the ratios of CEO to workforce pay, using the global peer group as a comparison point for consistency. While acknowledging that reporting requirements differ across geographies, and therefore an exact like-for-like comparison is not possible, the Committee believed it to be important to examine the relativity of pay levels across our peers as a context for the changes to the policy.

The analysis showed that the median 50th percentile CEO pay ratio in 2023 was 355:1 within the global peer group, compared to IHG’s 50th percentile CEO pay ratio for 2023 of 62:1 (UK corporate employees only) and 136:1 (UK corporate and hotel employees).

Following the proposed policy changes, IHG’s projected 50th percentile CEO-to-workforce ratio, based on the new policy and 2024 actual workforce pay, are 101:1 (UK corporate employees only) and 187:1 (UK corporate and hotel employees). These revised ratios remain significantly below the 2023 global peer group median of 355:1. Therefore, the Committee believes the revised policy results in reasonable remuneration levels when viewed from a broader employee perspective.

Target setting

The Committee will continue to ensure that there is significant stretch in targets, requiring upper quartile relative performance for maximum outcomes and with company targets being driven by our growth algorithm. We have increased the stretch in the EPS targets for 2025 to reflect our ambitious plans.

The Committee’s continued focus on setting stretching targets is demonstrated by historical outcomes. Despite the outstanding performance achieved, both strategic and financial in terms of outcomes for shareholders, the average incentive outcomes over the last 10 years have been around 50% of maximum for LTIP (varying from 20% to 85%) and around 70% of maximum for bonus (varying from 0% to 100% – with only one occurrence at 0% and one at 100%), or around 60% of maximum overall. See the Directors’ Remuneration Reports for details of year by year incentive outcomes.

Next steps

The current policy was approved in 2023, and it was supported by 74.85% of our register, including 22 out of our top 25 shareholders. I have subsequently flagged in follow-up shareholder discussions and in the 2023 Directors’ Remuneration Report that further changes would need to be considered in order to help protect our Executive Director retention, succession and talent pipeline. As mentioned above, shareholders have been very supportive in these discussions. Given Executive Director performance has been very strong over the last year, as reflected in our results, a review of remuneration after two years, rather than waiting for the scheduled triennial review in 2026, was considered a priority to help secure the talent that has proven to be highly effective in evolving and delivering strategic priorities and creation of shareholder value.

The Committee is confident that our revised policy will best support the business to address the key risks identified, drive long-term sustainable growth and deliver value for our shareholders. Furthermore, it will strengthen our competitiveness in an increasingly global talent market and allow us to better align remuneration levels and structure with our global peers whilst still reflecting the best practice features expected within the UK environment.

The whole Board is cognisant that the revised remuneration packages required to achieve these goals represent a significant change to the current arrangements, which reflects the scale of the issue we are facing. These proposals have the full support of IHG’s Chair and Board. We will continue to monitor remuneration policy over the coming years and engage with shareholders.

The support of shareholders has been incredibly valuable through this process, and I would like to extend a massive thank you for your engagement and support. I am keen to maintain an open dialogue with shareholders and I am grateful for the active engagement of many of our major shareholders to date, in particular those who I met several times in formulating the policy which is now presented for approval.

Angie Risley

Chair of the Remuneration Committee

17 February 2025

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	167

Directors’ Remuneration Policy

The Committee will consider the Directors’ Remuneration Policy (“policy”) annually to ensure it remains aligned with strategic objectives. However, subject to approval by shareholders at the 2025 AGM, it is intended that the policy set out below will apply for three years from 2025; if the policy is proposed to be revised within that timeframe, it will first be presented to be voted upon by shareholders. Where there have been changes to elements from the last policy, these are set out for each element in the table below. Subject to shareholder approval, the policy will take effect immediately following the 2025 AGM.

The process used by the Committee to review the policy, and the reasons for changes made, are set out on pages 159 to 166. No Director or employee participates in discussions or decisions relating to their own remuneration in order to manage conflicts of interest.

+	The policy will be available to view at www.ihgplc.com/investors under Corporate Governance.

Future policy table

Salary	100% cash	No change in policy

Link to strategy	To attract and retain the key talent responsible for delivering our strategic objectives. Recognise the value of the role and the individual’s skill, performance and experience.

Operation	Base salary is normally reviewed annually and fixed for 12 months from 1 April. In reviewing salaries, the Committee may consider factors including but not limited to:

– business performance;

– personal performance, skills and expertise;

– the average salary increases for the wider IHG workforce; and

– current remuneration assessed against comparable opportunities for an individual to ensure competitiveness.

Maximum opportunity	There is no maximum salary. Salary increases for current Executive Directors will be subject to the factors including the above and will not normally exceed the range of increases applying to the corporate UK and US employee population, except where there is a change in role or responsibility, or another need arises to reassess the competitiveness of salary which warrants either a lesser or a more significant increase. Any such change will be fully explained.

Newly promoted or recruited Executive Directors may, on occasion, have their salaries set below the targeted remuneration level while they become established in role. In such cases, salary increases may be higher than those for the corporate UK and US employee population until the desired positioning is achieved.

Performance framework	An individual’s performance is considered when reviewing salary levels.

Benefits	No change in policy

Link to strategy	To attract and retain the key talent responsible for delivering our strategic objectives with competitive benefits which are consistent with an individual’s role and location.

Operation	IHG pays the cost of providing the benefits on a monthly basis or as required for one-off events. Benefits may include the cost of independent financial advice, car allowance/company car, private healthcare for themselves and their immediate family, medical assessments, life insurance, and other benefits provided from time to time. Direct payment or reimbursement of reasonable expenses incurred in performance of duties for IHG will be met, including any tax and social security due on expenses. Benefits would generally reflect typical practice for the role and location of an Executive Director. Benefits may include relocation and expatriate or international assignment and/or international living costs where appropriate, including, for example, cost of living allowance, travel costs, housing and related costs, professional advice, education allowance, tax equalisation, medical expenses and relocation allowance.

Executive Directors are eligible to participate in any all-employee share plans that may be introduced, on the same basis as all other employees. These would be operated within the parameters of the applicable legislation. Currently none of the Executive Directors participate in any such plan.

Maximum opportunity

There is no defined maximum. The Remuneration Committee periodically reviews the cost of benefits to ensure they remain affordable. The value of benefits is dependent on location and market factors. Relocation and expatriate or international assignment costs would generally reflect typical practice for the role and location of an Executive Director.

Performance framework	None.

168	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Policy continued

Future policy table continued

Pension	No change in policy

Link to strategy	To attract and retain the key talent responsible for delivering our strategic objectives with appropriate contribution rates to provide funding for retirement.

Operation	UK Executive Directors are eligible to join the IHG UK Defined Contribution Pension Plan (UK Plan). A cash allowance in lieu of pension contributions can be elected by the individual, for example, where pension contributions would be less efficient than cash.

Non-UK Executive Directors may be eligible for an alternative local company retirement plan, for example, a DC 401(k) Plan and a DC Deferred Compensation Plan currently operating in the US.

Maximum opportunity	Salary is the only element of remuneration that is pensionable. The maximum employer contribution rate, or cash allowance in lieu of pension contribution, for new and incumbent Executive Directors will not exceed the maximum employer contribution rate available to all other participants in the UK plan, currently 12% of salary.

Other contribution rates in excess of this may apply to non-UK Executive Directors in alternative non-UK local retirement plans. The Committee has the discretion to reduce or increase employer contribution rates for Executive Directors in exceptional circumstances where conditions so warrant, or to meet any statutory minimum contribution rate.

Performance framework	None.

Annual Performance Plan (APP)	Part cash and part IHG PLC shares deferred for three years, under the rules of the Deferred Award Plan (DAP)

Link to strategy	– Drives and rewards annual performance normally against both financial and non-financial metrics.

– Aligns individuals and teams with key strategic priorities.

– Aligns short-term annual performance with strategy to generate long-term returns to shareholders.

– Deferral into shares reinforces retention and enhances alignment with shareholders.

Operation

– Awards are made annually, 50% in cash after the end of the relevant financial year and 50% in the form of share awards which vest after three years subject to leaver provisions. Subject to meeting the minimum shareholding requirement, up to 70% of the award may be paid in cash and at least 30% in deferred shares.

– The Committee has discretion to make awards wholly in cash rather than part-cash and part-shares, in exceptional circumstances.

– The share awards are made in the form of conditional awards or forfeitable awards of shares.

– Malus and clawback apply to awards. See page 174 for details.

– The Committee applies judgement and discretion where necessary to ensure approved payout levels are reflective of overall business performance and has the ability to exercise discretion in adjusting the formulaic outcome of the APP to ensure the outcome is reflective of the performance of the Company and the individual over the period. The performance and vesting outcomes and any use of discretion will be fully disclosed and explained in the relevant Directors’ Remuneration Report.

– The Committee may make adjustments to targets and/or measures if a significant one-off event occurs that makes any of the existing targets and/or measures no longer appropriate. Any amended performance targets will be at least as challenging as the ones originally set.

Maximum opportunity	– The maximum annual award is 300% of salary for CEO and 250% of salary for other Executive Directors.

– The target award is normally 50% of the maximum award.

Performance framework

– Normally, 70% of the award is based on the achievement of an operating profit measure and 30% is based on a mixture of strategic and/or personal measures which are reviewed annually and the weighting, measures and targets are determined by the Committee and set in line with key strategic priorities.

– Threshold is up to 50% of target award for each measure.

New for 2025 policy	With effect from the 2025 financial year, the maximum APP award has increased from 200% to 300% for CEO, and from 200% to 250% for other Executive Directors. See pages 164 to 165 for the rationale.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	169

Long-Term Incentive Plan (LTIP)	100% IHG PLC shares under the rules of the DAP

Link to strategy	Drives and rewards delivery of sustained long-term performance on measures that are aligned with the interests of shareholders.

Operation	– Annual grants of conditional awards or forfeitable awards of shares subject to a performance period normally of at least three years, subject to the achievement of corporate performance targets.

– The Committee will normally also impose such post-vesting holding periods to ensure at least a total five-year period from grant of the awards to the date they are free from any restrictions.
These holding periods normally continue to apply post cessation of employment.

– The Committee has discretion to make cash awards in exceptional circumstances.

– Malus and clawback applies to awards. See page 174 for details.

Maximum opportunity	The maximum annual award is up to 800% of salary for the CEO and up to 500% of salary for other Executive Directors.

Performance framework	– The majority of the LTIP will normally be based on the achievement of financial performance measures.

– The measures and targets are reviewed and may be changed by the Committee annually to ensure alignment with strategic objectives. Normally 20% of the maximum pays out for threshold performance but the Committee may increase this to up to 25% of maximum if this is considered appropriate.

– All targets are typically measured over a performance period of at least three years.

– The Committee may make adjustments to targets and/or measures if a significant one-off event occurs that makes any of the existing targets and/or measures no longer appropriate. Any such adjustments would be disclosed at the first appropriate opportunity. Any amended performance targets will be at least as challenging as the ones originally set.

– The Committee will review the vesting outcomes under the LTIP measures at the end of each three-year cycle against an assessment of several factors, including, but not limited to Group earnings, the quality of financial performance and growth over the period, including relative growth against the market, and the efficient use of capital. If the Committee determines that the vesting outcomes do not appropriately reflect the performance of the Group (the Company and its subsidiaries), it may exercise reasonable discretion to override award outcomes, in particular to override formulaic outcomes, to increase or reduce the number of shares that vest.

– The performance and vesting outcomes and any use of discretion will be fully disclosed and explained in the relevant Directors’ Remuneration Report.

New for 2025 policy	The maximum opportunity has been increased from 500% to 800% of salary for CEO and from 300% to 500% of salary for other Executive Directors. See pages 164 to 165 for the rationale.

Restricted Stock Units (RSU)	100% IHG PLC shares under the rules of the DAP

Link to strategy	Provides share-based incentivisation aligned with the long-term interests of shareholders, subject to satisfactory underpin performance.

Operation	– Annual grants of conditional awards or forfeitable awards of shares subject to a vesting period normally of at least three years, subject to the achievement of underpin conditions.

– The Committee will normally also impose such post-vesting holding periods to ensure at least a total five-year period from grant of the awards to the date they are free from any restrictions.
These holding periods normally continue to apply post cessation of employment.

– The Committee has discretion to make cash awards in exceptional circumstances.

– Malus and clawback applies to awards. See page 174 for details.

Maximum opportunity	The maximum annual award is up to 150% of salary for the CEO and up to 100% of salary for other Executive Directors.

Performance framework	– RSU awards will be subject to an underpin, set at the time of grant.

– The Committee will review the underpin outcomes at the end of each three-year cycle when determining the appropriate level of vesting.

– The underpin and vesting outcomes and any use of discretion will be fully disclosed and explained in the relevant Directors’ Remuneration Report.

New for 2025 policy	RSU is a new element under the 2025 policy, and aligns the incentive structure for Executive Directors with that for the rest of the senior management population.

170	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Policy continued

Shareholding requirements

Minimum shareholding requirement

– The minimum shareholding requirement is 1,000% of salary for the CEO and 400% of salary for other Executive Directors. This shareholding can include the net value of unvested shares that are not subject to any further performance conditions or underpins.

– Ordinarily the shareholding of the CEO should be built up over five years to 700% of salary. The balance of the revised shareholding requirement up to 1,000% of salary should be reached over a further period agreed with the Chair of the Board.

– Ordinarily the shareholding of other Executive Directors should be built up over five years to 300% of salary. The balance of the revised shareholding requirement up to 400% of salary should be reached over a further period agreed with the Chair of the Board.

– The full minimum shareholding requirement will normally remain in force for two years post-cessation of employment.

New for 2025 policy	The requirement has been increased in 2025 from 500% to 1,000% for the CEO and from 300% to 400% for other Executive Directors. See pages 164 to 165 for the rationale.

Performance measures for 2025

APP

The measures for 2025 will be operating profit from reportable segments, room signings and room openings.

Why have we chosen these measures?

Operating profit from reportable segments is a focal measure of business performance for our shareholders and is a function of other critical measures, such as RevPAR, profit margin and fee revenues. The Committee has determined that, for 2025, it continues to be important to the Company’s strategic objectives to focus on new room openings and new room signings in the APP. New room openings are critical to driving both short- and long-term profitable growth and is a recognised key performance measure across the industry, while new room signings provide the best gauge of future growth as they create the path for openings in future years, which will in turn drive profit and revenue growth.

The targets are commercially sensitive and will be disclosed in the Directors’ Remuneration Report following the year for which the bonus is earned.

The Committee retains the flexibility to change the measures and/or weightings during the life of the policy and will consult with shareholders as appropriate on any proposed changes.

How are performance targets set?

Targets may be set relative to budget and/or by reference to prior results and may contain a performance range to incentivise outperformance and minimum performance levels relative to budget and/or prior experience to ensure that poor performance is not rewarded. The 2025 targets are set by the Committee, taking into account IHG’s growth ambitions, market expectations and the circumstances and relative performance at the time, with the aim of setting stretching targets for senior executives, which will reflect successful outcomes for the business based on its strategic objectives for the year.

LTIP

Measures for the 2025–27 cycle are: relative Total Shareholder Return, relative net system size growth, cash flow, adjusted earnings per share (EPS), and carbon and people metrics.

Why have we chosen these measures?

Relative total shareholder return will remain a measure for 2025–27, reflecting our aim to deliver competitive shareholder returns as well as aligning the interests of Executive Directors with those of shareholders.

A net system size growth measure will also remain and, reflecting our industry-leading growth in our scale ambition, will continue to have a relative performance target measured against our closest competitors.

There is no change to the cash flow measure to deliver consistent, sustained growth in cash flows and profits over the long term.

The carbon and people metrics have been simplified for 2025 with two key measures aligned to our growth strategy: Adoption of energy conservation measures (ECMs) in hotels, and Talent Interventions. Aligned to our decarbonisation strategy, the carbon measure is focused on supporting owners to reduce energy costs and drive better hotel performance via adoption of ECMs. The people measure relates to our primary hotel leadership programme, Journey to GM, to focus attention on developing high quality talent to fuel our long-term growth.

An EPS measure will continue to be used for 2025–27. EPS is a key business metric, prominent in company results reporting and commonly used for valuation purposes. It provides a measure of the efficiency of the capital structure, in that returns of capital can be captured within EPS performance, as well as promoting further alignment with shareholder experience.

How are performance targets set?

Targets may be set relative to the expected outcomes of IHG’s long-range business plan and other long-term strategic objectives and may contain a performance range to incentivise outperformance and minimum performance levels to ensure that poor performance is not rewarded. The targets for the 2025–27 LTIP are set by the Committee, taking into account IHG’s long-range business plan, market expectations and the circumstances and relative performance at the time, with the aim of setting stretching targets for senior executives, which will reflect successful outcomes for the business based on its long-term strategic objectives.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	171

Illustrative scenarios

The graphs below illustrate the value that could be received by Executive Directors under the policy in respect of 2025, showing:

–	minimum, which includes salary, benefits and employer pension contributions only (total fixed pay);

–

target, which includes total fixed pay (including salary, benefits and pension) and an on-target outcome for the APP (150% of salary for CEO and 125% of salary for CFO), 50% of maximum LTIP vesting and 100% RSU vesting;

–	maximum, which includes total fixed pay and a maximum outcome under the APP, LTIP and RSU; and

–	maximum plus share price growth, which includes a 50% share price increment for the LTIP and RSU.

Salaries are those proposed to apply from 1 April 2025. The benefit values included are estimates based on the 2024 values.

Consideration of shareholder views

In updating the policy, we undertook a comprehensive review of executive remuneration, including how it could support the Company’s strategy and better align with shareholders’ interests.

The Committee followed a detailed decision-making process to design the new policy which included discussions on the proposals at six Remuneration Committee meetings. The Committee considered multiple approaches and their appropriateness for IHG, and sought input from management as well as advice from its independent advisers on market practice and shareholder expectations to inform the discussions. An extensive shareholder consultation exercise was also undertaken. To avoid any conflict of interest, no Executive Directors were present for Committee conversations relating to their own pay.

Engagement with our largest shareholders and proxy bodies has been key to this review and the Committee chair has consulted with shareholders to develop the policy, starting in 2024 and continuing into early 2025. In total we have engaged with almost 60% of the shareholder register to date.

This process has allowed the Committee to hear and reflect on shareholder feedback while developing the policy and helped shareholders better understand our business, the competitive environment for talent and the challenges we face. We have valued this engagement with shareholders and the policy has been refined in direct response to the feedback we received.

We remain committed to continuing the dialogue in the run-up to the 2025 AGM and beyond.

Consideration of employment conditions elsewhere in the Group

Whilst decisions on remuneration for employees outside the Executive Committee remain a management responsibility, in line with the UK Corporate Governance Code, the Committee has reviewed pay and employment conditions beyond those of the Executive Committee and takes this into consideration when establishing and implementing policy for Executive Directors.

The Committee also reviews the Company’s reward philosophy and alignment of pay with culture, values and behaviours, as well as salary and incentives policies and practice, including how reward practices are aligned across all levels of the organisation. This has shown a consistent approach to reward and has informed the Committee’s views on the structure and approach to executive pay.

172	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Policy continued

It is the view of the Committee that Executive Director remuneration should be subject to robust and stretching performance conditions supported by strong shareholding and governance requirements.

We remain committed to paying our employees fairly with respect to their relative responsibilities both internally and externally. Throughout the Group, base salary and benefit levels are set in accordance with prevailing market conditions, policies, practice and relevant regulations in the countries in which employees are based. Differences between Executive Director pay policy and that of other employees reflect the position and responsibilities of the individuals, as well as corporate governance practices in respect of Executive Director remuneration. In particular, a key difference in policy for Executive Directors and other senior management is that a greater proportion of total remuneration is delivered as performance-based incentives.

Some of the key ways in which we invest in the reward arrangements for our employees are:

–	We have regularly provided additional bonus funding to enable managers to reward the best performers in our business;

–	We have changed our approach to workforce pay to more closely align outcomes with performance;

–	We use a consistent approach to benchmarking pay across the organisation, including reviewing the global peer group for the most senior population below Board; and

–

For the UK leased hotel estate, budgeted salary rises have typically been higher than those for the corporate workforce, with higher increases for frontline workers. The Real Living Wage has been applied as a minimum for all staff in line with the Real Living Wage Foundation level.

While the Company did not consult directly with employees on the new policy, feedback from employee surveys and through direct engagement provides views on a range of employee matters including pay. The Company’s approach to wider workforce engagement is set out in the Directors’ Remuneration Report.

Approach to recruitment or promotion remuneration

The remuneration of any newly recruited or promoted Executive Director will be determined in accordance with this policy and relevant maximum limits, and the elements that would normally be considered by the Group for inclusion are:

–

salary and benefits, including defined contribution pension participation for a UK Executive Director or cash in lieu of pension, or equivalent local plan for an Executive Director not located in the UK;

–

participation (or increased participation) in the APP, typically pro-rated for the year of recruitment or promotion to reflect the proportion of the year remaining after the date of commencement of employment (or promotion); and

–	participation in the LTIP and RSU:

–	pro-rated awards (or increased awards in the case of promotions) would normally be made in relation to LTIP and RSU cycles outstanding at the time of recruitment (or promotion); but

–	no pro-rated award (or increased award) would normally be made for an LTIP or RSU cycle that has less than nine months to run at the date of commencement of employment or promotion.

The maximum annual variable pay opportunity for a new or promoted Executive Director is 1,250% of salary.

In addition to this, the Committee may, at its discretion, compensate a newly recruited Executive Director for relevant contractual rights forfeited when leaving their previous employer and/or remuneration forgone as a result of leaving their previous employer. The Committee would seek validation of the value of any potential incentives or contractual rights foregone. Awards would be made on a comparable basis to the extent possible, typically taking account of performance achieved (or likely to be achieved), the proportion of the performance period remaining and the form of the award. Compensation would, as far as possible, be in the form of LTIP and/ or RSU awards in order to immediately align a new Executive Director with IHG performance.

Policy on payment
for loss of office

Executive Directors normally have a 12-month notice period from both the Group and Executive Director.

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

The Committee reserves the right to make any other payments in connection with a Director’s cessation of office or employment where the payments are made in good faith in discharge of an existing legal obligation (or by way of damages for breach of such an obligation) or by way of settlement of any claim arising in connection with the cessation of a director’s office or employment, or otherwise. Any such payments may include, but are not limited to, paying any fees for outplacement assistance and/or the director’s legal and/or professional advice fees in connection with their cessation of office or employment.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	173

The following table sets out the basis on which payments for loss of office may be made:

Remuneration component	Circumstances and approach taken (including, but not limited to):
Salary and contractual benefits, including pension	Good leaver: paid up to date of termination or in lieu of notice. Alternatively, the Company may continue to provide benefits that would otherwise have been paid, normally until the end of the notice period.

Other leaver: paid up to date of termination or in lieu of notice, if applicable (other than in the case of gross misconduct).

Death: paid up to date of death.
APP award for year of termination	Good leaver: award settled on usual date, pro-rated for time and subject to the extent that performance conditions are met, in each case unless the Committee decides otherwise in its discretion or if earlier settlement is required in order to comply with applicable tax legislation. Award settled 50% cash and 50% in shares deferred for three years from grant, or such other proportions as permitted under the policy subject to Committee discretion.

Other leaver: no award for year of termination, other than in case of termination after end of performance period but before award settlement, in which case only the cash portion of an award will be settled on the usual date, unless the Committee decides otherwise in its discretion. The share settled portion shall lapse.

Death: award settled fully in cash immediately, pro-rated for time and subject to the extent that performance conditions are met, in each case unless the Committee decides otherwise in its discretion.
Unvested APP deferred share awards	Good leaver: award vests on usual date to the extent that any conditions are met, unless the Committee decides otherwise in its discretion or if earlier settlement is required in order to comply with applicable tax legislation.

Other leaver: award forfeited.

Death: award settled immediately to the extent that any conditions are met, unless the Committee decides otherwise in its discretion.
Unvested LTIP and RSU awards	Good leaver: award vests on usual date, pro-rated for time and subject to the extent that performance conditions, underpins and/or other conditions are met, in each case unless the Committee decides otherwise in its discretion or if earlier settlement is required in order to comply with applicable tax legislation.

Other leaver: award forfeited.

Death: award vests immediately, pro-rated for time and subject to the extent that performance conditions and/or other conditions are met, unless the Committee decides otherwise in its discretion.

Good leaver status will be applied in accordance with the relevant plan rules, and will normally include death, injury, ill-health or disability, or the individual’s employing company or business ceasing to be part of the Group. In addition, the Committee has discretion to apply good leaver status and, in doing so, will consider factors such as personal performance and conduct, overall Group performance and the specific circumstances of the Executive Director’s departure including, but not restricted to, whether the Executive Director is leaving by mutual agreement. The Committee would only seek to exercise this and its other discretions under the plan rules in exceptional circumstances and the application of any such discretion would be disclosed in full as required in the relevant announcement and Annual Report on Remuneration. To the extent that unvested share awards do not lapse and are not forfeited on leaving, any holding period will continue to apply unless the Committee decides otherwise, other than on death, where any holding period will cease to apply.

Legacy arrangements

The Committee reserves the right to make any remuneration payments and/or payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the policy, where the terms of the payment were agreed: (i) before 2 May 2014 (the date the Company’s first shareholder-approved directors’ remuneration policy came into effect); (ii) before the policy set out above came into effect, provided that the terms of the payment were consistent with the shareholder-approved Directors’ Remuneration Policy in force at the time they were agreed; or (iii) at a time when the relevant individual was not a Director of the Company (or other persons to whom the policy set out above applies) and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a Director of the Company or such other person.

174	IHG	Annual Report and Form 20-F 2024

Directors’ Remuneration Policy continued

For these purposes, ‘payments’ include the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are ‘agreed’ no later than at the time the award is granted. This policy applies equally to any individual who is required to be treated as a Director under the applicable regulations.

Use of discretion by the Remuneration Committee

Malus and clawback in incentive plans

The APP terms and DAP rules (under which deferred bonus, LTIP and RSU awards are granted) allow the Committee discretion to reduce (including to nil) or recover incentive plan awards if circumstances occur that, in the reasonable opinion of the Committee, justify a reduction (including to nil) or recovery of one or more awards granted to any one or more participants.

Malus provisions relate to unvested awards whilst clawback applies for the three years post-payment or vesting (including the cash element of the APP).

The circumstances in which the Committee may consider it appropriate to exercise its discretion for malus and/or clawback include the following:

–	an event or series of events occurs which the Committee consider to constitute corporate failure of the Company or the Group;

–

there has been a material misstatement, error, or misrepresentation in the financial statements of the Group, any member of the Group, or any business unit or undertaking for which the participant has significant responsibility (other than as a result of a change in accounting practice);

–	an award was granted or vests on the basis of erroneous or misleading information, assumptions or calculations;

–	the action or conduct of a participant, in the reasonable opinion of the Committee, amounts to fraud or gross misconduct;

–

the participant leaves office or employment by reason of summary dismissal by any member of the Group or where the Committee subsequently determines that, prior to leaving, circumstances had arisen which would have justified the participant’s summary dismissal;

–

serious reputational damage or significant financial loss to the Company, any member of the Group or a relevant business unit arises as a result of the participant’s conduct, misconduct or otherwise; or

–

any other triggers or circumstances occur which the Committee determines justifies the application of malus and/or clawback. This may include, where appropriate, negligence on the part of the Executive Directors.

These features help ensure alignment between executive reward and shareholder interests and are in line with the UK Corporate Governance Code. All Executive Directors are required to sign (including electronically) forms of acceptance at the time of grant to indicate their acknowledgement and agreement that awards are subject to malus and clawback.

Other uses of discretion

The Committee reserves certain discretions in relation to the outcomes for Executive Directors under the Group’s incentive plans. These operate in two main respects:

–

enabling the Committee to ensure that outcomes under these plans are consistent with the underlying performance of the business; the conduct, capability or performance of the individual; any windfall gains; the total value that would otherwise be received compared to the maximum value intended (or any other reason at the discretion of the Committee); and the experience of stakeholders, at the same time as providing a high degree of clarity for shareholders as to remuneration structure and potential quantum; and

–	enabling the Committee to treat leavers in a way that is fair and equitable to individuals and shareholders under the incentive plans.

The Committee has discretion to adjust the extent to which an APP award is settled, or LTIP or RSU award vests if it considers such extent would otherwise not be appropriate.

The discretions that can be applied in the case of leavers in respect of the APP, LTIP and RSUs are set out in the section ‘Policy on payment for loss of office’ on page 172.

The discretions that can be applied in respect of the APP, LTIP and RSUs in the event of corporate transactions, such as a takeover or merger, include the ability to determine:

–	the period for which awards may be pro-rated;

–	whether awards are payable as cash or shares;

–	the vesting date for APP;

–	the application of performance conditions and the extent to which those performance conditions have been met;

–

in the event that a transaction involves the exchange of IHG PLC shares for shares in another company, whether existing share awards may be replaced by a new award granted on such terms and over such shares or other types of securities as appropriate; and

–	any such action as it may think appropriate if other events happen which may have an effect on awards.

In addition, in the event of any variation in the share capital of the Company, a demerger, special dividend or distribution or any other transaction which will materially affect the value of shares, the Committee may make an adjustment to the number or class of shares subject to awards. Any exercises of discretion by the Committee will be fully disclosed and explained in the relevant year’s Annual Report on Directors’ Remuneration.

Service contracts and notice periods for Executive Directors

The Committee’s policy is for all Executive Directors to have service contracts with a notice period of 12 months from the Company and a notice period of six months for the employee, unless, on an exceptional basis to complete an external recruitment successfully, a longer initial notice period reducing to 12 months is used. This is in accordance with the UK Corporate Governance Code.

All Executive Directors’ appointments and subsequent re-appointments to the Board are subject to election and annual re-election by shareholders at the AGM.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	175

Details of current Executive Directors’ contracts (available upon request from the Company Secretary’s office):

Executive Directors	Date of original appointment to the Board	Notice period

Michael Glover	20 March 2023	12 months

Elie Maalouf	1 January 2018	12 months

Dilution of Company shares

Our DAP rules provide that issuance of new shares or re-issued treasury shares, when aggregated with all other share schemes, must not exceed 10% of issued share capital in any rolling 10-year period. The total number of shares issued in connection with this 10% under any discretionary employee share plans (including the DAP) must not exceed 5% of the ordinary share capital, unless shareholder approval is obtained to amend this limit.

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

Remuneration Policy for Non-Executive Directors

The policy for Non-Executive Directors, set out below, will apply for three years from the date of the 2025 AGM.

The policy for Non-Executive Directors is available to view at www.ihgplc.com/investors under Corporate Governance in the Committees section.

If the policy is proposed to be revised within that time frame, it will be presented to be voted upon by shareholders.

Fees and benefits	100% cash	No change in policy

Link to strategy	– To attract Non-Executive Directors who have a broad range of skills and experience that add value to our business and help oversee and drive our strategy.

– Recognises the value of the role and the individual’s skills, performance and experience.

Operation	– Non-Executive Directors’ fees and benefits are set by the Chair of the Board and Executive Directors; the Chair’s fees are set by the Committee.

– Fees are normally reviewed annually and fixed for 12 months from 1 January.

– Consideration is given to business performance, current remuneration competitiveness and average salary increases for the wider IHG employee population.

– Benefits include travel and accommodation in connection with attendance at Board and Committee meetings. The Company may meet any tax liabilities that may arise on such expenses.

– Non-Executive Directors are not eligible to participate in IHG incentive or pension plans.

– A base fee is determined for the Non-Executive Director role and additional supplemental amounts applied for additional responsibilities such as Committee membership and Chairing roles.

Maximum opportunity

–  While there is no maximum, fee increases will take into account the circumstances of the business, increases in remuneration across the Group and relevant market practice, other than where there is a change in role or responsibility or another need arises to reassess the competitiveness of fee level that warrants either a lesser or a more significant increase. Any such change will be fully explained.

– IHG pays the cost of providing benefits as required.

Performance framework	– Non-Executive Directors are not eligible to participate in any performance-related incentive plans.

Non-Executive Directors have letters of appointment, which are available upon request from the Company Secretary’s office.

Deanna Oppenheimer, appointed Non-Executive Chair on 1 September 2022, is subject to 12 months’ notice. Other Non-Executive Directors are not subject to notice periods.

All Non-Executive Directors’ appointments and subsequent re-appointments are subject to election and annual re-election by shareholders at the AGM.

176	IHG	Annual Report and Form 20-F 2024

Statement of compliance

Our Statement of compliance summarises how the Group has applied the principles of the 2018 UK Corporate Governance Code (available at frc.org.uk/library/standards-

codes-policy/corporate-governance/uk-corporate-governance-code/ under UK

Corporate Governance Code) as published in July 2018 (the Code) and comments on compliance with the Code’s provisions.

This should be read in conjunction with the Strategic Report on pages 3 to 110, and Governance, including the Directors’ Remuneration Report, on pages 138 to 175, as a whole.

The Board considers that the Group has complied in all material respects with the Code’s provisions for the year ended 31 December 2024.

1.	Board Leadership and Company Purpose

A.	The role of the Board

The Board continues to lead the Group’s strategic direction and long-term objectives. Further responsibilities of the Board are set out on page 122.

The Board met eight times during 2024 and all Directors continue to act in what they consider to be the best interests of the Company, consistent with their statutory duties. Further details of 2024 Board meetings, including information on matters discussed and decisions taken by the Board, are set out on pages 123 to 125; attendance information is on page 118; and skills and experience and biographical information is on pages 114 to 117.

A description of IHG’s business model is set out on pages 22 to 27. An assessment of the principal risks facing the Group is included on pages 46 to 51.

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

B.	The Company’s purpose, values and strategy

Our purpose is to provide True Hospitality for Good. A description of our culture, including an overview of our values and information on how the Board ensures alignment between our purpose, values and strategy and our culture, is included on pages 77 to 80. A summary of the Board’s activities in relation to the Voice of the Employee is included on page 135. Information on the Group’s approach to rewarding its workforce is contained on pages 53 and 142 and 143.

C.	Resources

The Board delegates oversight of the allocation of day-to-day resources to management (principally through the Executive Committee).

Information on the Group’s key performance indicators, including the measures used to monitor them, is included on pages 38 to 41.

A summary of the procedures for identifying and discussing emerging risks is set out on pages 44 and 45.

D.	Shareholders and stakeholders

The Board engaged actively throughout 2024 with shareholders and other stakeholders. The Chair held a number of meetings with shareholders to discuss the role of the Board and other general governance issues, following which the Chair ensured that their views were communicated to the Board as a whole.

Information on the Board’s consideration of and engagement with other stakeholders, including employees, suppliers, hotel owners and guests, is included on pages 42 and 43.

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

Deanna Oppenheimer leads the operation and governance of the Board and its Committees. The Chair has been in post since September 2022 and was independent on appointment.

G.	Board composition

The size and composition of the Board and its Committees are kept under review by the Nomination Committee to ensure the appropriate combination of Executive and Non-Executive Directors. Details of the composition of the Board and Committees are available on pages 114 to 118.

At least half of the Board, excluding the Chair, are Independent Non-Executive Directors.

H.	Non-Executives

Non-Executive Director terms of appointment outline IHG’s time commitment expectations required to fulfil their role.

The commitments of each Director are included in the Directors’ biographical details on pages 114 to 117. Details of Non-Executive Director appointment terms are set out on page 154.

The time each Non-Executive Director dedicates to IHG is reviewed annually as part of the performance evaluation of Directors (see page 127). Graham Allan, the Senior Independent Non-Executive Director (SID), led the evaluations in 2024 and was satisfied that the Non-Executive Directors’ other duties and time commitments do not conflict with those as Directors.

The SID provides a sounding board for the Chair and serves as an intermediary for the other Directors and shareholders. Graham also led the annual performance review of the Chair (see page 127).

After each Board meeting, Non-Executive Directors and the Chair meet without Executive Directors being present.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	177

I.	Policies, processes, information and resources

The Chair and Company Secretary ensure that the Board and its Committees have the necessary policies and processes in place and that they receive timely, accurate and clear information. The Board and its Committees also have access to the Company Secretary, independent advice and other necessary resources, at the Company’s expense. They receive the administrative and logistical support of a full-time executive assistant.

3.	Composition, Succession and Evaluation

J.	Appointments

Appointments to the Board are led by the Nomination Committee in accordance with its Terms of Reference (available on our website at ihgplc.com/investors under Corporate governance).

The Nomination Committee also supports the Board in succession planning for the Board and senior management. Further details of the role of the Nomination Committee and what it did in 2024 are in the Nomination Committee Report on pages 136 and 137.

The overall process of appointment and removal of Directors is overseen by the Board as a whole.

All of the Directors retire and seek election or re-election at each AGM.

K.	Skills

Details of the skills, experience and biographical information of the Board are set out on pages 114 to 117.

The Chair and Company Secretary ensure that new Directors receive a full induction, and that all Directors continually update their skills and have the requisite knowledge and familiarity with the Group to fulfil their role (see page 126).

The length of service of Non-Executive Directors is reviewed regularly.

L.	Annual evaluation

The Board undertakes either an internal or external annual Board effectiveness evaluation. In 2024, the Board undertook an internal evaluation. Details of the process and results of the evaluation are included on page 127.

Performance evaluations of Directors, including the Chair, are also carried out on an annual basis. Directors’ biographies are set out on pages 114 to 117, and details of performance evaluations carried out in 2024 are on page 127.

4.	Audit, Risk and Internal Control

M.	Audit functions

The Audit Committee is comprised entirely of Independent Non-Executive Directors (see page 118 for membership details).

Byron Grote, the Audit Committee’s Chair, has recent and relevant financial experience, and the Committee as a whole has competence relevant to the sector in which we operate. Details of the Committee’s role, responsibilities and activities are set out on pages 128 to 133.

The Audit Committee reviewed the effectiveness of the Group’s Internal Audit function and also assessed PricewaterhouseCoopers LLP’s performance during 2024, including its independence, effectiveness and objectivity. Details of these reviews are set out in the Audit Committee Report on pages 128 to 131.

N.	Assessment of the Company’s position and prospects

The Statement of Directors’ Responsibilities (including the Board’s statement confirming that it considers that the Annual Report and Form 20-F, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position, performance, business model and strategy) is set out on page 179.

The status of IHG as a going concern is set out in the Directors’ Report on page 279. An explanation of the Group’s performance, business model, strategy and the risks and uncertainties relating to IHG’s prospects, including the viability of the Group, is set out in the Strategic Report on pages 3 to 110.

O.	Risk management

The Board determines the nature and extent of the principal risks the organisation is willing to take to achieve its strategic objectives. The Board completed an assessment of the principal and emerging risks facing the Group during the year, including those risks that would threaten the Group’s business model, future performance, solvency or liquidity and reputation (see pages 46 to 51 for further details of the principal risks). The Board and Audit Committee monitor the Group’s risk management and internal controls systems and conduct an annual review of their effectiveness. Throughout the year, the Board has directly, and through delegated authority to the Executive Committee and the Audit Committee, overseen and reviewed all material controls, including financial, operational and compliance controls. See pages 44 to 51 and 128 to 131.

5.	Remuneration

P.	Remuneration policies and practices

The Remuneration Committee is responsible for developing policy on executive remuneration and determining remuneration packages of Directors and senior management. The Directors’ Remuneration Report is set out on pages 138 to 175. Details of the Remuneration Committee’s focus areas during 2024 are set out on page 154 and its membership details are on pages 118 and 154.

Q.	Procedure for developing policy on executive remuneration

Details of how the Directors’ Remuneration Policy (DR Policy) was implemented in 2024 are set out on pages 144 to 156. The DR Policy was reviewed during 2024. Details of how it was developed are set out on pages 159 to 166.

During 2024, no individual Director was involved in deciding his or her own remuneration outcome.

R.	Independent judgement and discretion

The Remuneration Committee has formal discretions in place in relation to outcomes under the Deferred Award Plan rules, and these are disclosed as part of the DR Policy. When determining outcomes under incentive plans, the Committee considers whether it is appropriate to adjust outcomes under these discretions, taking account of the Group’s performance, relative performance against competitors and other relevant factors. Information on the Remuneration Committee’s consideration of the use of discretion during 2024 is set out on pages 144 to 158.

178	IHG	Annual Report and Form 20-F 2024

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	179

Statement of Directors’ Responsibilities

Financial Statements
and accounting records

The Directors are required to prepare the Annual Report and Form 20-F and the Financial Statements for the Company and the Group at the end of each financial year in accordance with applicable law and regulations. Under company law, directors must not approve the Financial Statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and the Group and the profit or loss of the Group for that period. The Directors have prepared the Consolidated Financial Statements in accordance with UK-adopted international accounting standards and International Financial Reporting Standards (‘IFRSs’) issued by the International Accounting Standards Board (‘IASB’). The Company Financial Statements have been prepared in accordance with UK accounting standards, comprising Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (‘FRS 101’), and applicable law.

In preparing these Financial Statements, IHG Directors are required to:

–	select suitable accounting policies and apply them consistently;

–	make judgements and accounting estimates that are reasonable;

–	state whether the Consolidated Financial Statements have been prepared in accordance with UK-adopted international accounting standards;

–	state for the Company Financial Statements whether applicable UK accounting standards, comprising FRS 101, have been followed; and

–	prepare the Financial Statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors have responsibility for ensuring that the Company and the Group keep adequate accounting records sufficient to show and explain the Company’s and the Group’s transactions, and which disclose with reasonable accuracy the financial position of the Company and the Group to enable them to ensure that the Financial Statements and the Directors’ Remuneration Report comply with the Companies Act 2006.

The Directors are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group, and taking reasonable steps to prevent and detect fraud and other irregularities.

Disclosure Guidance and Transparency Rules

The Board confirms that to the best of its knowledge:

–

The Consolidated Financial Statements have been prepared in accordance with UK-adopted international accounting standards, and IFRSs as issued by the IASB, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group taken as a whole;

–

The Company Financial Statements have been prepared in accordance with UK accounting standards, comprising FRS 101, and give a true and fair view of the assets, liabilities and financial position of the Company; and

–

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

Disclosure of information to Auditor

The Directors who held office as at the date of approval of this report confirm that they have taken steps to make themselves aware of relevant audit information (as defined by Section 418(3) of the Companies Act 2006). None of the Directors are aware of any relevant audit information that has not been disclosed to the Company’s and Group’s Auditor.

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

The Group’s internal control over financial reporting includes policies and procedures that:

–	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Group’s transactions and dispositions of assets;

–

are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the Consolidated Financial Statements in accordance with UK-adopted international accounting standards and IFRSs as issued by the IASB, and that receipts and expenditure are being made only in accordance with authorisation of management and the Directors of the Company; and

–

provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the Consolidated Financial Statements.

Any internal control framework has inherent limitations and internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting at 31 December 2024 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

Based on this assessment, management has concluded that as at 31 December 2024 the Group’s internal control over financial reporting was effective.

During the period covered by this document there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

The Group’s internal control over financial reporting at 31 December 2024, together with the Group’s Consolidated Financial Statements, were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their auditor’s report can be found on page 187.

For and on behalf of the Board

Elie Maalouf

Chief Executive Officer

17 February 2025

Michael Glover

Chief Financial Officer

17 February 2025

180	IHG	Annual Report and Form 20-F 2024

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	181

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

182	IHG	Annual Report and Form 20-F 2024

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	183

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

184	IHG	Annual Report and Form 20-F 2024

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	185

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

186	IHG	Annual Report and Form 20-F 2024

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	187

Independent Auditor’s US Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of InterContinental Hotels Group PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Group statements of financial position of InterContinental Hotels Group PLC and its subsidiaries (the “Group”) as of

31 December 2024 and 2023 and the related Group income statements and Group statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2024, including the accounting policies, the related notes and Schedule 1: condensed parent company financial information, as of 31 December 2024 and 2023 and for each of the three years in the period ended 31 December 2024, appearing on pages 304 to 307 (collectively referred to as the “Financial Statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2024 and 31 December 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and UK-adopted International Accounting Standards. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Group’s management is responsible for these Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report on internal control over financial reporting on page 179. Our responsibility is to express opinions on the Financial Statements and on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the Financial Statements included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

188	IHG	Annual Report and Form 20-F 2024

Independent Auditor’s US Report continued

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the Financial Statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the Financial Statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Breakage assumption used to estimate IHG One Rewards loyalty programme deferred revenue

As described in the Estimates section of the Accounting policies and in Note 3 to the Financial Statements, deferred revenue relating to the IHG One Rewards loyalty programme was $1,653m as of 31 December 2024. The loyalty programme, IHG One Rewards, enables members to earn points during each qualifying stay at an IHG branded hotel and through other partnerships and programmes. Members are able to consume those points at a later date for free or reduced accommodation or other benefits. The Group recognises deferred revenue in an amount that reflects the Group’s unsatisfied performance obligations, valued at the stand-alone selling price of the future benefit to the member. The amount of revenue recognised and deferred is impacted by the estimate of breakage (points that will never be consumed). On an annual basis, the Group engages an external actuary who uses statistical formulae to assist in the estimate of breakage. If future member behaviour deviates significantly from expectations, breakage estimates could increase or decrease.

The principal considerations for our determination that performing procedures relating to the breakage assumption used to estimate IHG One Rewards loyalty programme deferred revenue is a critical audit matter are (i) the significant judgement and estimation by management when projecting members’ future consumption activity; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s breakage assumption; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Financial Statements. These procedures included testing the effectiveness of controls relating to management’s determination of the breakage assumption. These procedures also included, among others, (i) testing the completeness and accuracy of the data used by management’s specialist in deriving the breakage assumption; (ii) assessing the competence and objectivity of management’s specialist; (iii) involving professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management’s estimate by developing an independent estimate of a reasonably possible range for deferred revenue based on independently determined breakage assumptions; (iv) comparing the deferred revenue balance with our independently calculated range; and (v) assessing the appropriateness of the related disclosures including sensitivity analysis in the Financial Statements.

Allocation of revenue and expenses to the System Fund

As described in the System Fund and other co-brand revenues section of the Accounting policies, and Note 31 to the Financial Statements, System Fund revenues and expenses were $1,611m and $1,694m, respectively, as of

31 December 2024. The Group operates a System Fund (the ‘Fund’) to collect and administer cash assessments from hotel owners for specified purposes of use including marketing, reservations, certain hotel services and the Group’s loyalty programme, IHG One Rewards. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of the IHG System with the objective of driving revenues for the hotels in the System. Services are provided by the Fund and are funded by assessment fees and costs are incurred and allocated to the Fund in accordance with the principles agreed with the IHG Owners Association and ensuring appropriate consistency of application. The Group has entered into a new agreement with its current issuing partner to continue providing co-branded IHG One Rewards credit cards in the US, impacting the recognition of fees within the System Fund. Judgement is required in estimating stand-alone selling prices of performance obligations associated with the new co-branded credit card agreement. From 1 January 2024, as agreed with the IHG Owners Association, a portion of revenue relating to the consumption of certain IHG One Rewards points sold is reported within fee business revenue, with the remaining amount reported within System Fund revenues.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	189

The principal considerations for our determination that performing procedures relating to accounting for System Fund and reimbursable revenues and expenses is a critical audit matter are (i) significant judgement by management when developing the Group’s internal policies in order to apply the principles agreed with the IHG Owners Association to expenses incurred and a high degree of auditor judgement, subjectivity, and effort in performing procedures and assessing the consistency of management’s allocation of expenses to the System Fund in line with the agreed principles; (ii) significant judgement by management when estimating stand-alone selling prices associated with the new co-branded credit card agreement and a high degree of auditor judgement, subjectivity, and effort in performing procedures related to the determination of stand-alone selling prices of performance obligations associated with the new co-branded credit card agreement; (iii) significant judgement by management when estimating the IHG One Rewards deferred revenue balance incorporating the impact of the change agreed with the IHG Owners Association and a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions incorporating the change agreed with the IHG Owners Association related to reporting of revenue associated with certain IHG One Rewards points; and (iv) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Financial Statements. These procedures included testing the effectiveness of controls relating to the allocation of expenses to the System Fund, the estimation of stand-alone selling prices of performance obligations associated with the new co-branded credit card agreement and the changes agreed with the IHG Owners Association during the year. These procedures also included, among others, (i) understanding and assessing the internal policies that the Group has put in place in order to consistently apply the principles agreed with the IHG Owners Association to expenses incurred; (ii) testing a sample of expenses that had been allocated to the System Fund to assess whether they were in compliance with the Group’s internal policies and consistent with historical practice; (iii) testing management’s process for determining the stand-alone selling prices of performance obligations associated with the new co-branded credit card agreement, involving professionals with specialised skill and knowledge to assist in evaluating the appropriateness of the methodology and the reasonableness of the assumptions used by management and testing the completeness and accuracy of the underlying data used in the model; (iv) involving professionals with specialised skill and knowledge to assist in evaluating the reasonableness of management’s loyalty deferred revenue estimate by developing an independent estimate, incorporating the impact of the changes agreed with the IHG Owners Association, of a reasonably possible range for deferred revenue based on independently determined breakage assumptions and comparing management’s deferred revenue balance with our independently calculated range; and (v) evaluating the reasonableness of a sample of journal entries transferring expenses to or revenues from the System Fund.

/s/PricewaterhouseCoopers LLP

Birmingham, United Kingdom

17 February 2025

We have served as the Group’s auditor since 2021.

1 90	IHG	Annual Report and Form 20-F 2024

Group income statement

		2024	2023	2022
For the year ended 31 December 2024	Note	$m	$m	$m

Revenue from fee business	3	1,774	1,672	1,434

Revenue from owned, leased and managed lease hotels	3	515	471	394

Revenue from insurance activities	3, 20	23	21	15

System Fund and reimbursable revenues	31	2,611	2,460	2,049

Total revenue	2	4,923	4,624	3,892

Cost of sales		(745)	(742)	(648)

System Fund and reimbursable expenses	31	(2,694)	(2,441)	(2,154)

Administrative expenses		(359)	(338)	(353)

Insurance expenses	20	(29)	(23)	(11)

Share of profits/(losses) of associates and joint ventures		10	31	(59)

Other operating income		10	21	29

Depreciation and amortisation	2	(65)	(67)	(68)

Impairment (loss)/reversal on financial assets		(10)	1	(5)

Other net impairment reversals/(charges)		–	–	5

Operating profit	2	1,041	1,066	628

Operating profit analysed as:

Operating profit before System Fund, reimbursables and exceptional items		1,124	1,019	828

System Fund and reimbursable result		(83)	19	(105)

Operating exceptional items	6	–	28	(95)

		1,041	1,066	628

Financial income	7	63	39	22

Financial expenses	7	(203)	(91)	(118)

Fair value (losses)/gains on contingent purchase consideration	24	(4)	(4)	8

Profit before tax		897	1,010	540

Tax	8	(269)	(260)	(164)

Profit for the year		628	750	376

Attributable to:

Equity holders of the parent		628	750	375

Non-controlling interest		–	–	1

		628	750	376

Earnings per ordinary share	10

Basic		389.6¢	443.8¢	207.2¢

Diluted		385.3¢	441.2¢	206.0¢

Accounting policies and notes on pages 197 to 256 form an integral part of these Group Financial Statements .

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	191

Group statement of comprehensive income

	2024	2023	2022
For the year ended 31 December 2024	$m	$m	$m

Profit for the year	628	750	376

Other comprehensive income /(loss)

Items that may be subsequently reclassified to profit or loss:

(Losses)/gains on cash flow hedges, including related tax charge of $11m (2023: $nil, 2022: $2m credit)	(124)	(30)	35

(Losses)/gains on net investment hedges	(7)	15	(6)

Costs of hedging	(11)	–	3

Hedging losses/(gains) reclassified to financial expenses	165	28	(43)

Exchange gains/(losses) on retranslation of foreign operations, including related tax charge of $2m (2023: $4m charge, 2022: $5m credit)	4	(137)	187

	27	(124)	176

Items that will not be reclassified to profit or loss:

Gains/(losses) on equity instruments classified as fair value through other comprehensive income, including related tax of $nil (2023: $1m charge, 2022: $2m credit)	2	(3)	1

Re-measurement gains/(losses) on defined benefit plans, including related tax of $nil (2023: $nil, 2022: $6m charge)	4	(2)	15

	6	(5)	16

Total other comprehensive income/(loss) for the year	33	(129)	192

Total comprehensive income for the year	661	621	568

Attributable to:

Equity holders of the parent	661	621	568

Non-controlling interest	–	–	–

	661	621	568

Accounting policies and notes on pages 197 to 256 form an integral part of these Group Financial Statements .

19 2	IHG	Annual Report and Form 20-F 2024

Group statement of changes in equity

	Equity share capital	Capital redemption reserve	Shares held by employee share trusts	Other reserves	Fair value reserve	Cash flow hedge reserves	Currency translation reserve	Retained earnings	IHG share- holders’ equity	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

At 1 January 2024	141	14	(35)	(2,863)	23	(2)	376	396	(1,950)	4	(1,946)

Profit for the year	–	–	–	–	–	–	–	628	628	–	628

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:

Losses on cash flow hedges	–	–	–	–	–	(124)	–	–	(124)	–	(124)

Losses on net investment hedges	–	–	–	–	–	–	(7)	–	(7)	–	(7)

Costs of hedging	–	–	–	–	–	(11)	–	–	(11)	–	(11)

Hedging losses reclassified to financial expenses	–	–	–	–	–	165	–	–	165	–	165

Exchange gains on retranslation of foreign operations	–	–	–	–	–	–	4	–	4	–	4

	–	–	–	–	–	30	(3)	–	27	–	27

Items that will not be reclassified to profit or loss:

Gains on equity instruments classified as fair value through other comprehensive income	–	–	–	–	2	–	–	–	2	–	2

Re-measurement gains on defined benefit plans	–	–	–	–	–	–	–	4	4	–	4

	–	–	–	–	2	–	–	4	6	–	6

Total other comprehensive income for the year	–	–	–	–	2	30	(3)	4	33	–	33

Total comprehensive income for the year	–	–	–	–	2	30	(3)	632	661	–	661

Repurchase of shares, including taxes and transaction costs	(2)	2	–	–	–	–	–	(812)	(812)	–	(812)

Purchase of own shares by employee share trusts	–	–	(27)	–	–	–	–	–	(27)	–	(27)

Transfer of treasury shares to employee share trusts	–	–	(33)	–	–	–	–	33	–	–	–

Release of own shares by employee share trusts	–	–	31	–	–	–	–	(31)	–	–	–

Equity-settled share-based cost (note 27)	–	–	–	–	–	–	–	60	60	–	60

Tax related to share schemes	–	–	–	–	–	–	–	15	15	–	15

Equity dividends paid (note 9)	–	–	–	–	–	–	–	(259)	(259)	–	(259)

Exchange adjustments	(2)	–	1	1	–	–	–	–	–	–	–

At 31 December 2024	137	16	(63)	(2,862)	25	28	373	34	(2,312)	4	(2,308)
All items within total comprehensive income are shown net of tax.

Accounting policies and notes on pages 197 to 256 form an integral part of these Group Financial Statements .

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	19 3

	Equity share capital	Capital redemption reserve	Shares held by employee share trusts	Other reserves	Fair value reserve	Cash flow hedge reserves	Currency translation reserve	Retained earnings	IHG share- holders’ equity	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

At 1 January 2023	137	10	(37)	(2,856)	26	–	498	607	(1,615)	7	(1,608)

Profit for the year	–	–	–	–	–	–	–	750	750	–	750

Other comprehensive loss

Items that may be subsequently reclassified to profit or loss:

Losses on cash flow hedges	–	–	–	–	–	(30)	–	–	(30)	–	(30)

Gains on net investment hedges	–	–	–	–	–	–	15	–	15	–	15

Hedging losses reclassified to financial expenses	–	–	–	–	–	28	–	–	28	–	28

Exchange losses on retranslation of foreign operations	–	–	–	–	–	–	(137)	–	(137)	–	(137)

	–	–	–	–	–	(2)	(122)	–	(124)	–	(124)

Items that will not be reclassified to profit or loss:

Losses on equity instruments classified as fair value through other comprehensive income	–	–	–	–	(3)	–	–	–	(3)	–	(3)

Re-measurement losses on defined benefit plans	–	–	–	–	–	–	–	(2)	(2)	–	(2)

	–	–	–	–	(3)	–	–	(2)	(5)	–	(5)

Total other comprehensive loss for the year	–	–	–	–	(3)	(2)	(122)	(2)	(129)	–	(129)

Total comprehensive income for the year	–	–	–	–	(3)	(2)	(122)	748	621	–	621

Repurchase of shares, including taxes and transaction costs	(3)	3	–	–	–	–	–	(765)	(765)	–	(765)

Purchase of own shares by employee share trusts	–	–	(8)	–	–	–	–	–	(8)	–	(8)

Transfer of treasury shares to employee share trusts	–	–	(21)	–	–	–	–	21	–	–	–

Release of own shares by employee share trusts	–	–	32	–	–	–	–	(32)	–	–	–

Equity-settled share-based cost (note 27)	–	–	–	–	–	–	–	51	51	–	51

Tax related to share schemes	–	–	–	–	–	–	–	11	11	–	11

Equity dividends paid (note 9)	–	–	–	–	–	–	–	(245)	(245)	(3)	(248)

Exchange adjustments	7	1	(1)	(7)	–	–	–	–	–	–	–

At 31 December 2023	141	14	(35)	(2,863)	23	(2)	376	396	(1,950)	4	(1,946)
All items within total comprehensive income are shown net of tax.

Accounting policies and notes on pages 197 to 256 form an integral part of these Group Financial Statements .

19 4	IHG	Annual Report and Form 20-F 2024

Group statement of changes in equity continued

	Equity share capital	Capital redemption reserve	Shares held by employee share trusts	Other reserves	Fair value reserve	Cash flow hedge reserves	Currency translation reserve	Retained earnings	IHG share- holders’ equity	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

At 1 January 2022	154	10	(22)	(2,873)	25	5	316	904	(1,481)	7	(1,474)

Profit for the year	–	–	–	–	–	–	–	375	375	1	376

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:

Gains on cash flow hedges	–	–	–	–	–	35	–	–	35	–	35

Losses on net investment hedges	–	–	–	–	–	–	(6)	–	(6)	–	(6)

Costs of hedging	–	–	–	–	–	3	–	–	3	–	3

Hedging gains reclassified to financial expenses	–	–	–	–	–	(43)	–	–	(43)	–	(43)

Exchange gains on retranslation of foreign operations	–	–	–	–	–	–	188	–	188	(1)	187

	–	–	–	–	–	(5)	182	–	177	(1)	176

Items that will not be reclassified to profit or loss:

Gains on equity instruments classified as fair value through other comprehensive income	–	–	–	–	1	–	–	–	1	–	1

Re-measurement gains on defined benefit plans	–	–	–	–	–	–	–	15	15	–	15

	–	–	–	–	1	–	–	15	16	–	16

Total other comprehensive income for the year	–	–	–	–	1	(5)	182	15	193	(1)	192

Total comprehensive income for the year	–	–	–	–	1	(5)	182	390	568	–	568

Repurchase of shares, including taxes and transaction costs	(1)	1	–	–	–	–	–	(513)	(513)	–	(513)

Purchase of own shares by employee share trusts	–	–	(1)	–	–	–	–	–	(1)	–	(1)

Transfer of treasury shares to employee share trusts	–	–	(26)	–	–	–	–	26	–	–	–

Release of own shares by employee share trusts	–	–	12	–	–	–	–	(12)	–	–	–

Equity-settled share-based cost (note 27)	–	–	–	–	–	–	–	44	44	–	44

Tax related to share schemes	–	–	–	–	–	–	–	1	1	–	1

Equity dividends paid (note 9)	–	–	–	–	–	–	–	(233)	(233)	–	(233)

Exchange adjustments	(16)	(1)	–	17	–	–	–	–	–	–	–

At 31 December 2022	137	10	(37)	(2,856)	26	–	498	607	(1,615)	7	(1,608)
All items within total comprehensive income are shown net of tax.

Accounting policies and notes on pages 197 to 256 form an integral part of these Group Financial Statements .

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	19 5

Group statement of financial position

		2024	2023
31 December 2024	Note	$m	$m

ASSETS

Goodwill and other intangible assets	11	1,042	1,099

Property, plant and equipment	12	146	153

Right-of-use assets	13	276	273

Investment in associates and joint ventures	14	51	48

Retirement benefit assets	26	3	3

Other financial assets	15	212	185

Derivative financial instruments	23	4	20

Deferred compensation plan investments		286	250

Non-current other receivables	16	35	13

Deferred tax assets	8	122	134

Contract costs	3	90	82

Contract assets	3	612	424

Total non-current assets		2,879	2,684

Inventories		4	5

Trade and other receivables	16	785	740

Current tax receivable		22	15

Other financial assets	15	7	7

Cash and cash equivalents	17	1,008	1,322

Contract costs	3	5	5

Contract assets	3	38	35

Total current assets		1,869	2,129

Total assets		4,748	4,813

LIABILITIES

Loans and other borrowings	21	(398)	(599)

Lease liabilities	13	(26)	(30)

Derivative financial instruments	23	–	(25)

Trade and other payables	18	(650)	(711)

Deferred revenue	3	(766)	(752)

Provisions	19	(22)	(10)

Insurance liabilities	20	(14)	(12)

Current tax payable		(52)	(51)

Total current liabilities		(1,928)	(2,190)

Loans and other borrowings	21	(2,876)	(2,567)

Lease liabilities	13	(388)	(396)

Derivative financial instruments	23	(78)	–

Retirement benefit obligations	26	(68)	(66)

Deferred compensation plan liabilities		(286)	(250)

Trade and other payables	18	(78)	(75)

Deferred revenue	3	(1,294)	(1,096)

Provisions	19	(17)	(26)

Insurance liabilities	20	(25)	(25)

Deferred tax liabilities	8	(18)	(68)

Total non-current liabilities		(5,128)	(4,569)

Total liabilities		(7,056)	(6,759)

Net liabilities		(2,308)	(1,946)

EQUITY

IHG shareholders’ equity		(2,312)	(1,950)

Non-controlling interest		4	4

Total equity		(2,308)	(1,946)
The Group Financial Statements were approved by the Board

on 17 February 2025 and were signed on its behalf by Michael Glover,
Michael Glover
17 February 2025

Accounting policies and notes on pages 197 to 256 form an integral part of these Group Financial Statements .

19 6	IHG	Annual Report and Form 20-F 2024

Group statement of cash flows

		2024	2023	2022
For the year ended 31 December 2024	Note	$m	$m	$m

Profit for the year		628	750	376

Adjustments reconciling profit for the year to cash flow from operations	25	521	469	585

Cash flow from operations		1,149	1,219	961

Interest paid		(170)	(119)	(126)

Interest received		57	36	22

Deferred purchase consideration paid	24	(3)	–	–

Tax paid	8	(309)	(243)	(211)

Net cash from operating activities		724	893	646

Cash flow from investing activities

Purchase of property, plant and equipment		(29)	(28)	(54)

Purchase of intangible assets		(49)	(54)	(45)

Investment in associates and joint ventures		(6)	(3)	(1)

Investment in other financial assets		(32)	(60)	–

Deferred purchase consideration paid	24	(10)	–	–

Disposal of property, plant and equipment		9	–	3

Repayments of other financial assets		11	8	13

Finance lease receipts		4	–	–

Other investing cash flows		3	–	6

Net cash from investing activities		(99)	(137)	(78)

Cash flow from financing activities

Repurchase of shares, including taxes and transaction costs	28	(804)	(790)	(482)

Purchase of own shares by employee share trusts		(27)	(8)	(1)

Dividends paid to shareholders	9	(259)	(245)	(233)

Dividend paid to non-controlling interest		–	(3)	–

Issue of long-term bonds, including effect of currency swaps	22	834	657	–

Repayment of long-term bonds	22	(547)	–	(209)

Settlement of currency swaps	22	(45)	–	–

Principal element of lease payments	22	(46)	(28)	(36)

Net cash from financing activities		(894)	(417)	(961)

Net movement in cash and cash equivalents in the year		(269)	339	(393)

Cash and cash equivalents at beginning of the year	17	1,278	921	1,391

Exchange rate effects		(18)	18	(77)

Cash and cash equivalents at end of the year	17	991	1,278	921

Accounting policies and notes on pages 197 to 256 form an integral part of these Group Financial Statements .

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	19 7

Accounting policies

General information
The Consolidated Financial Statements of InterContinental Hotels Group PLC (the ‘Group’ or ‘IHG’) for the year ended

31 December 2024 were authorised for issue in accordance with a resolution of the Directors on 17 February 2025. InterContinental Hotels Group PLC (the ‘Company’) is incorporated and registered in England and Wales.
Basis of preparation
The Consolidated Financial Statements of IHG have been prepared on a going concern basis (see below) and under the historical cost convention, except for assets and liabilities measured at fair value under relevant accounting standards. The Consolidated Financial Statements have been prepared in accordance with
UK-adopted
international accounting standards and with applicable law and regulations, including the Companies Act 2006, and with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’).
UK-adopted
international accounting standards differ in certain respects from IFRSs as issued by the IASB. However, the differences have no impact on the Consolidated Financial Statements for the years presented.
Going concern
The period to 30 June 2026 has been used to complete the going concern assessment.
In adopting the going concern basis for preparing the Group financial statements, the Directors have considered a ‘Base Case’ scenario, as prepared by management, which assumes Global RevPAR in 2025 and 2026 continues to grow in line with market expectations in each of our regions. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes, for impairment testing (impairment tests adjusted for factors specific to individual properties or portfolios) and for assessing recoverability of deferred tax assets.
The Directors have also reviewed a ‘Severe Downside Case’ which is based on a severe but plausible scenario equivalent to the market conditions experienced through the 2008/2009 global financial crisis. This assumes that trading performance during 2025 starts to worsen and then RevPAR decreases significantly by 17% in 2026.
A
large number of the Group’s principal risks would result in an impact on RevPAR, which is one of the sensitivities assessed against the headroom available in the Base Case and Severe Downside Case scenarios. Climate risks are not considered to have a significant impact over the period of assessment. Other principal risks that could result in a large one-off
incident that has a material impact on cash flow have also been considered, for example a cybersecurity event.
The final
one-year
extension to the Group’s revolving credit facility of $1,350m was exercised in April 2024 and the facility now matures in 2029.
The Group’s key covenant requires net debt:EBITDA below 4.0x. See note
23
for
additional information. In September 2024 the Group issued a
€
750m bond. The only debt maturity in the period under consideration is the £300m bond in August 2025.

The Base Case assumes new funding is completed in 2025 and 2026 for refinancing purposes, however no additional funding is modelled in the Severe Downside Case.
Under
the Base Case and Severe Downside Case, bank covenants are not breached and there is significant headroom to the covenants to absorb multiple additional risks and uncertainties. The Directors also reviewed a number of actions that could be taken, if required, to reduce discretionary spend, creating substantial additional headroom to the covenants.
The
Directors reviewed a reverse stress test scenario to determine what decrease in RevPAR would create a breach of the covenants. The Directors concluded that it was very unlikely that a single risk or combination of the risks considered could create the sustained RevPAR impact required, except for a significant global event.
Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2026. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.
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
The functional currency of the Company is sterling since this is a non-trading
holding company located in the United Kingdom that has sterling denominated share capital and whose primary activity is the payment and receipt of sterling dividends and of interest on sterling denominated external borrowings and intercompany balances.
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

19 8	IHG	Annual Report and Form 20-F 2024

Accounting policies continued

Judgements
System Fund
The Group operates a System Fund (the ‘Fund’) to collect and administer cash assessments from hotel owners for specified purposes of use including marketing, reservations, certain hotel services and the Group’s loyalty programme, IHG One Rewards. Assessments are generally levied as a percentage of hotel revenues but may also be volume-based or fixed monthly fees.
The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of the IHG System with the objective of driving revenues for the hotels in the System.
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
Estimates
Management consider that significant estimates and assumptions are used as described below. Estimates and assumptions are evaluated by management using historical experience and other factors believed to be reasonable based on current circumstances.
Loyalty programme
The loyalty programme, IHG One Rewards, enables members to earn points during each qualifying stay at an IHG branded hotel and through other partnerships and programmes. Members are able to consume those points at a later date for free or reduced accommodation or other benefits. Points revenue includes hotel assessments, revenue from third-party partners and proceeds from points purchased directly by members.
The Group recognises deferred revenue in an amount that reflects IHG’s unsatisfied performance obligations, valued at the stand-alone selling price of the future benefit to the member. The amount of revenue recognised and deferred is impacted by ‘breakage’ (points that will never be consumed). On an annual basis the Group engages an external actuary who uses statistical formulae to assist in the estimate of breakage.
Significant estimation uncertainty exists in projecting members’ future consumption activity. If future member behaviour deviates significantly from expectations, breakage estimates could increase or decrease.
At 31 December 2024, deferred revenue relating to the loyalty programme was $1,653m (2023: $1,529m, 2022: $1,411m). Based on the conditions existing at the balance sheet date, a one percentage point decrease/increase in the breakage estimate relating to earned points would increase/reduce the deferred revenue liability by $86m and would correspondingly impact the value of System Fund and reimbursable revenues recognised.
Material accounting policies
Basis of consolidation
The Consolidated Financial Statements comprise the financial statements of the Parent Company and entities controlled by the Group. Control exists when the Group has:

–	power over an investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

–	exposure, or rights, to variable returns from its involvement with the investee; and

–	the ability to use its power over the investee to affect its returns.
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
Monetary assets and liabilities denominated in foreign currencies are retranslated to the subsidiary’s functional currency at the relevant rates of exchange ruling on the last day of the period. On consolidation:

–
The assets and liabilities of foreign operations of the Group’s subsidiaries with a functional currency other than US dollars are translated into US dollars at the relevant rates of exchange ruling on the last day of the period. The revenues and expenses of foreign operations are translated into US dollars at average rates of exchange for each month of the reporting period. The Group treats specific intercompany loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. The exchange differences arising on retranslation are taken to the currency translation reserve; and

–	Exchange differences arising from the translation of instruments that are designated as a hedge against a net investment in a foreign operation are taken to the currency translation reserve.
On disposal of a foreign operation, the cumulative amount recognised in the currency translation reserve relating to that particular foreign operation is recycled as part of the gain or loss on disposal.
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

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	199

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
Application and
re-licensing
fees are not considered to be distinct from the franchise performance obligation and are recognised over the life of the related agreement.
Under franchise and management agreements, the Group agrees to maintain and develop certain aspects of the technology ecosystem benefitting hotels, in exchange for a monthly technology fee based on either gross rooms revenues or the number of rooms in the hotel. The technology fee is charged and recognised over time as these services are delivered. Technology fee income is included in Central revenue.
Technical service fees are received in relation to design and engineering support provided prior to the opening of certain hotel properties. These services are a distinct performance obligation and the fees are recognised as revenue over the pre-opening
period in line with the Group’s assessment of the stage of completion of the project, based on the latest expectation of hotel opening date and its knowledge and experience of the pattern of work performed on comparable projects.
The Group has applied the practical expedient in IFRS 15 not to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as at the end of the reporting period for all amounts where the Group has a right to consideration in an amount that corresponds directly with the value to the customer of the Group’s performance completed to date (including franchise and management fees).
Contract assets
Amounts paid to hotel owners to secure management and franchise agreements (‘key money’) are treated as consideration payable to a customer. A contract asset is recorded which is recognised as a deduction to revenue over the initial term of the agreement.
In limited cases, loans can be provided to an owner, in such cases the initial credit risk will be low. The difference, if any, between the face and market value of the loan on inception is recognised as a contract asset.
In limited cases, the Group may provide performance guarantees to hotel owners. The expected value of payments under performance guarantees reduces the overall transaction price and is recognised as a deduction to revenue over the term of the agreement.
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
Revenue is also deferred when key money is committed and is highly likely to be paid. The annual revenue deferral is equal to the reduction to revenue that would arise if the key money were paid at inception of the contract. When payment is made, a net contract asset is recorded which is amortised over the remaining initial term of the agreement.
Contract costs
Certain costs incurred to secure management and franchise agreements, typically developer commissions, are capitalised and amortised as an expense over the initial term of the related agreement. These costs are presented as contract costs in the Group statement of financial position.
Contract costs are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable with reference to the future expected cash flows from the contract.
Revenue from owned, leased and managed lease hotels
At its owned, leased and managed lease hotels, the Group’s performance obligation is to provide accommodation and other goods and services to guests. Revenue includes rooms revenue and food and beverage sales, which are recognised when the rooms are occupied and food and beverages are sold. Guest deposits received in advance of hotel stays are recorded as deferred revenue in the Group statement of financial position. They are recognised as revenue along with any balancing payment from the guest when the associated stay occurs.
System Fund and
reimbursable revenues
System Fund and other
co-brand
revenues
The Group operates the Fund to collect and administer cash assessments from hotel owners for specified purposes of use including marketing, reservations, certain hotel services and IHG One Rewards. The Fund also benefits from certain proceeds from the sale of loyalty points under third-party co-branding
arrangements and the sale of points directly to members and other third parties. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of the IHG System with the objective of driving revenues for the hotels in the System.
The growth in the IHG One Rewards programme means that, although assessments are received from hotels up front when a member earns points, more revenue is deferred each year than is recognised in the Fund. This can lead to accounting losses in the Fund each year as the deferred revenue balance grows.
Under both franchise and management agreements, the Group is required to provide marketing and reservations services, as well as other centrally managed programmes. These services are provided by the Fund and are funded by assessment fees. Costs are incurred and allocated to the Fund in accordance with the principles agreed with the IHG Owners Association and

200	IHG	Annual Report and Form 20-F 2024

Accounting policies continued

ensuring appropriate consistency of application. The Group acts as principal in the provision of most services as the related expenses primarily comprise payroll and marketing expenses under contracts entered into by the Group. Assessment fees from hotel owners are generally levied as a percentage of hotel revenues, but may also be volume-based or fixed monthly fees, and are recognised at the point the Group is entitled to raise the invoice.
Certain travel agency commission and other revenues within the Fund are recognised on a net basis, where it has been determined that IHG is acting as agent.
In respect of IHG One Rewards, the performance obligations are to arrange for the provision of future benefits to members on consumption of previously earned reward points and Milestone Rewards. Points are exchanged for reward nights at an IHG hotel or other goods or services provided by third parties. Milestone Rewards comprise points or other benefits such as upgrades and food and beverage vouchers.
Under its franchise and management agreements, IHG receives assessment fees based on total qualifying hotel revenue from IHG One Rewards members’ hotel stays.
The Group’s performance obligation is not satisfied in full until the member has consumed the relevant benefits. Accordingly, loyalty assessments are allocated between points and Milestone Rewards and deferred in an amount that reflects the stand-alone selling price of the future benefit to the member.
From 1 January 2024, as agreed with the IHG Owners Association, a portion of revenue relating to the consumption of certain points sold is reported within fee business revenue, with the remaining amount reported within System Fund and reimbursable revenues. Revenue relating to points earned at hotels continues to be reported within System Fund and reimbursable revenues.
Revenue is impacted by a ‘breakage’ estimate of the benefits that will never be consumed. On an annual basis, the Group engages an external actuary who uses statistical formulae to assist in formulating this estimate, which is adjusted to reflect actual experience up to the reporting date.
As materially all of the awards will be either consumed at IHG managed or franchised hotels owned by third parties, or exchanged for awards provided by third parties, IHG is deemed to be acting as agent on consumption and therefore recognises the related revenue net of the cost of reimbursing the hotel or third party that is providing the benefit.
Performance obligations under the Group’s
co-brand
credit card agreements comprise:

a)	Arranging for the provision of future benefits to members who have earned points or free night certificates;

b)	Providing the co-brand partners with access to our loyalty programme and customer base, and rights to use our brands; and

c)	Marketing services.
Revenue from a) is reported within System Fund and reimbursable revenues and revenue from b) is reported within fee business revenue. Revenue from c) is recognised in either fee business revenue or System Fund and reimbursable revenues depending on the nature of marketing services performed.
Fees from these agreements comprise fixed amounts normally payable at the beginning of the contract, and variable amounts paid on a monthly basis. Variable amounts are typically based on the number of points and free night certificates issued to members and the marketing services performed by the Group. Total fees are allocated to the performance obligations based on their estimated stand-alone selling prices. Revenue allocated to marketing and licensing obligations is recognised on a monthly basis as the obligations are satisfied. Revenue relating to points and free night certificates is recognised when the member has consumed the points or certificates at a participating hotel or has selected a reward from a third party, net of the cost of reimbursing the hotel or third party that is providing the benefit.
Judgement is required in estimating the stand-alone selling prices which are based upon generally accepted valuation methodologies regarding the value of the licence provided and the number of points and certificates expected to be issued. However, the value of revenue recognised and the deferred revenue balance at the end of the year is not materially sensitive to changes in these assumptions.
Reimbursable revenues
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
Central functions include technology, sales and marketing, finance, human resources, corporate services and insurance results. Central revenue arises principally from technology fee income and ancillary revenues including co-brand
licensing fees and, from 2024, a portion of revenue from the consumption of certain IHG One Rewards points.
No operating segments are aggregated to form these reportable segments.
Management monitors the operating results of these reportable segments for the purpose of making decisions about resource allocation and performance assessment. Each of the geographical regions is led by its own Chief Executive Officer who reports to the Group Chief Executive Officer.
The System Fund is not managed to generate a profit or loss for IHG over the longer term and cost reimbursements do not impact in-year
profit or loss. System Fund and reimbursable revenues and results are therefore not regularly reviewed by the Chief Operating Decision Maker (‘CODM’) and do not constitute an operating segment under IFRS 8 ‘Operating Segments’.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	201

Segmental performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group Financial Statements, excluding System Fund, reimbursables and exceptional items. Group financing activities, fair value gains or losses on contingent purchase consideration and income taxes are managed on a Group basis
and are not allocated to reportable segments.
Financial income and expenses
Financial income and expenses include income and charges on the Group’s financial assets and liabilities and related hedging instruments, and foreign exchange gains and losses primarily related to the Group’s internal funding structure.
Finance charges relating to bank and other borrowings, including transaction costs and any discount or premium on issue, are recognised in the Group income statement using the effective interest rate method.
In the Group statement of cash flows, interest paid and received is presented within cash from operating activities, including any fees and discounts on issuance or settlement of borrowings.
Exceptional items
The Group discloses certain financial information both including and excluding exceptional items. The presentation of information excluding exceptional items allows a better understanding of the underlying trading performance and trends of the Group and its reportable segments. It also provides consistency with the Group’s internal management reporting.
In determining whether an event or transaction is exceptional, quantitative and qualitative factors are considered. Exceptional items are identified by virtue of their size, nature or incidence, with consideration given to consistency of treatment with prior years and between gains and losses.
The tax effect of exceptional items is also presented as exceptional.
Examples of exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes and reorganisation costs. All exceptional items are subject to review by the Audit Committee.
Earnings per share
Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.
Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share awards outstanding during the year. Where the effect of the notional exercise of outstanding ordinary share awards is anti-dilutive, these are excluded from the diluted earnings per share calculation.
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
205
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
Deferred purchase consideration is subsequently measured at amortised cost and the effect of unwinding the discount is recorded in financial expenses.
Payments of contingent and deferred purchase consideration reduce the respective liabilities. In respect of contingent purchase consideration
, the portion of each payment relating to its original estimate of fair value on acquisition is reported within cash flow from investing activities in the Group statement of cash flows and the portion of each payment relating to the increase or decrease in the liability since the acquisition date is reported within cash flow from operating activities. In respect of deferred purchase consideration, the cash paid in excess of the initial fair value is reported within interest paid, and the remainder is reported within cash flows from investing activities.
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
The costs of developing internally generated brands are expensed as incurred.

20 2	IHG	Annual Report and Form 20-F 2024

Accounting policies continued

Management agreements
Management agreements acquired as part of a business combination are initially recognised at the fair value attributed to those contracts on acquisition and are subsequently amortised on a straight-line basis over the term of the agreements, including any extension periods at the Group’s option.
Software
Internally generated software development costs are capitalised when all of the following can be demonstrated:

–	The ability and intention to complete the project;

–	That the completed software will generate probable future economic benefits;

–	The availability of adequate technical, financial and other resources to complete the project; and

–	The ability to measure the expenditure.
Amounts capitalised typically include internal and third-party labour and consultancy costs. Costs incurred before the above criteria are satisfied in the research phase are expensed. In addition, configuration and customisation costs relating to cloud computing arrangements are expensed.
Following initial recognition, the asset is carried at cost less any accumulated amortisation and impairment losses. Costs are generally amortised over estimated useful lives of three
to five years on a
straight-line
basis with the exception of the Guest Reservation System which is amortised over seven
to 10 years (see page

224
).
Property, plant and equipment
Property, plant and equipment are stated at cost less depreciation and any accumulated impairment.
Repairs and maintenance costs are expensed as incurred.
Land is not depreciated. All other property, plant and equipment are depreciated to a residual value over their estimated useful lives, namely:

–	Buildings – over a maximum of 50 years; and

–	Fixtures, fittings and equipment – three to 25 years.
All depreciation is charged on a straight-line basis. Residual value is reassessed annually.
Where the Group holds land or other property which it intends to occupy and provide hotel services, either as owner or manager, it is classified as property, plant and equipment.
Leases
The Group as lessee
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
A lease liability is recorded when the leased asset is available for use by the Group and is initially measured at the present value of the lease payments to be made over the lease term. The lease payments include fixed payments (including
‘in-substance
fixed’ payments) and variable lease payments that depend on an index or a rate (initially measured using the index or rate at commencement), less any lease incentives receivable.
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
After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for lease payments made. The carrying amount of lease liabilities is re-measured
if there is a modification, a change in the lease term or a change in lease payments as a result of a rent review or change in the relevant index or rate.
Variable lease payments are payable under certain of the Group’s hotel leases and arise where the Group is committed to making lease payments that are contingent on the performance of these hotels. Such lease payments that do not depend on an index or a rate are recognised as an expense in the period over which the event or condition that triggers the payment occurs.
The Group has opted not to apply the lease accounting model to intangible assets, leases of low-value
assets or leases which have a term of less than 12 months. Costs associated with these leases are recognised as an expense on a straight-line basis over the lease term.
Payments and receipts are presented as follows in the Group statement of cash flows:

–
Short-term lease payments, payments for leases of
low-value
assets and variable lease payments that are not included in the measurement of the lease liabilities are presented within cash flows from operating activities;

–	Payments for the interest element of recognised lease liabilities are included in interest paid within cash flows from operating activities; and

–	Payments for the principal element of recognised lease liabilities are presented within cash flows from financing activities.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	20 3

The Group as lessor
Leases, including subleases, for which the Group is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the lease is classified as a finance lease. All other leases are classified as operating leases. Where a leased property earns rentals under an operating sublease outside of the normal course of business, the Group’s interest in the lease is classified as an investment property within right-of-use
assets; these are subsequently measured under the cost model.
When the lease is classified as an operating lease, rental income arising is accounted for on a straight-line basis in the Group income statement.
When the lease is classified as a finance lease, the Group’s interest in the lease is derecognised and is replaced by a finance lease receivable. Any difference between those amounts is recognised in the Group income statement. Finance lease receivables are presented within other receivables and are initially measured at the present value of lease payments receivable under the sublease plus any initial direct costs. Finance lease interest is recognised within financial income in the Group income statement.
Receipts are presented as follows in the Group statement of cash flows:

–	Receipts from operating leases are presented within cash flows from operating activities; and

–	Receipts of principal from finance leases are presented within cash flows from investing activities.
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

In determining the extent of power or significant influence, consideration is given to other agreements between the Group, the investee entity, and the investing partners. This includes any related management or franchise agreements and the existence of any performance guarantees.
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
Assets that do not generate independent cash inflows are allocated to the cash-generating unit (‘CGU’), or group of CGUs, to which they belong. For impairment testing of owned and leased hotel properties, each hotel is deemed to be a CGU.
If carrying values exceed their estimated recoverable amount, the assets or CGUs are written down to the recoverable amount. Recoverable amount is the greater of fair value less costs of disposal and value in use. Value in use is assessed based on estimated future cash flows, including the effect of inflation, discounted to their present value using a
pre-tax
nominal discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
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
Financial assets which are held to collect contractual cash flows and give rise to cash flows that are solely payments of principal and interest are subsequently measured at amortised cost. Interest on these assets is calculated using the effective interest rate method and is recognised in the Group income statement as financial income. The Group recognises a provision for expected credit losses for financial assets held at amortised cost. With the exception of trade receivables, where there has not been a significant increase in credit risk since initial recognition, provision is made for defaults that are possible within the next 12 months. Where there has been a significant increase in credit risk since initial recognition, for example trade deposits and loans where the borrower is in financial difficulty or has not met repayments as they fall due, provision is made for credit losses expected over the remaining life of the asset.

20 4	IHG	Annual Report and Form 20-F 2024

Accounting policies continued

The Group has elected to irrevocably designate equity investments as FVOCI as they mainly comprise strategic investments in entities that own hotels which the Group manages. Changes in their value are recognised within gains or losses on equity instruments classified as FVOCI in the Group statement of comprehensive income and are never recycled to the Group income statement. On disposal, any related balance within the fair value reserve is reclassified to retained earnings. Dividends from equity investments classified as FVOCI are recognised in the Group income statement as other operating income when the dividend has been declared, when receipt of the funds is probable and when the dividend is not a return of invested capital. Equity instruments classified as FVOCI are not subject to an impairment assessment.
Financial assets not meeting the above criteria are measured at FVTPL. These include money market funds, investments which do not meet the definition of equity and other financial assets which do not meet the criteria to be measured at amortised cost or FVOCI.
Trade receivables
A trade receivable is recorded when the Group has an unconditional right to receive payment. In respect of franchise fees, base and incentive management fees, technology fees and revenues from owned, leased and managed lease hotels, the invoice is typically issued as the related performance obligations are satisfied, as described on pages 198 and 199. Trade receivables
typically do not bear interest and are generally on payment terms of up to
30
days.
Trade receivables are initially recognised at fair value and subsequently measured at amortised cost. A provision for impairment is made for lifetime expected credit losses. The Group has established a provision matrix that is based on its historical credit loss experience by region and number of days past due. Where the historical experience is not relevant to defined owner groups, for example those in financial distress, lifetime expected credit losses are calculated by reference to recent credit loss experience for that specific population.
Trade receivables are written off once determined to be uncollectable.
Cash and cash equivalents
Cash comprises cash on hand and demand deposits.
Cash and cash equivalents comprise short-term deposits, money market funds and repurchase agreements that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. They generally have an original maturity of three months or less.
Cash and cash equivalents may include amounts which are subject to regulatory or other contractual restrictions and are not available for general use by the Group.
Cash balances are classified as other financial assets when the Group is not able to freely access the funds because they are subject to a specific charge or other restrictions.
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
Derivative financial instruments and hedging
Derivatives are initially recognised and subsequently measured at fair value. The subsequent accounting treatment depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
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
Within the Group statement of cash flows, interest paid includes interest paid on the Group’s bonds and the related derivative financial instruments.
Cash flow hedges
Financial instruments are designated as cash flow hedges when they hedge exposure to variability in cash flows that are attributable to either a highly probable forecast transaction or a particular risk associated with a recognised asset or liability.
Changes in the fair value are recorded in other comprehensive income and cash flow hedge reserves to the extent that the hedges are effective. When the hedged item is recognised, the cumulative gains and losses on the related hedging instrument are reclassified to the Group income statement, within financial expenses.
Net investment hedges
Financial instruments are designated as net investment hedges when they hedge the Group’s net investment in foreign operations.
Changes in the fair value are recorded in other comprehensive income and the currency translation reserve to the extent that the hedges are effective. The cumulative gains and losses remain in equity until the relevant foreign operation is disposed, at which point they are reclassified to the Group income statement as part of the gain or loss on disposal.
Financial guarantee contracts
In
limited
cases, the Group may guarantee part of mortgage loans made to facilitate third-party ownership of hotels under IHG management or franchise arrangements. The Group has elected to apply the requirements of IFRS 9 ‘Financial Instruments’ to these arrangements. Financial guarantee contracts are initially recognised at fair value and subsequently measured at the higher of the amount calculated under the Group’s expected credit loss model and any amount initially recognised less cumulative amounts recognised in accordance with the Group’s revenue recognition policy.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	20 5

The carrying value of financial guarantee liabilities is immaterial for all periods presented.
Fair value measurement
The Group measures each of the following at fair value on a recurring basis:

–	Financial assets and liabilities measured at FVTPL;

–	Financial assets measured at FVOCI; and

–	Derivative financial instruments.
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
Further disclosures on the particular valuation techniques used by the Group are provided in note
24
.

Where significant assets, such as property, are valued by reference to fair value less costs of disposal, an external valuation will normally be obtained using professional valuers who have appropriate market knowledge, reputation and independence.
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
The calculation of the Group’s current tax charge involves consideration of applicable tax laws and regulations in many jurisdictions throughout the world. From time to time, the Group is subject to tax audits and uncertainties in these jurisdictions. The issues involved can be complex and audits may take a number of years to conclude. Where the interpretation of local tax law is not clear, management relies on judgement and accounting estimates to ensure all uncertain tax positions are adequately provided for in the Group Financial Statements, in accordance with IFRIC 23 ‘Uncertainty over Income Tax Treatments’, representing the Group’s view of the most likely outcome or, where multiple issues are considered likely to be settled together, the probability weighted amounts of the range of possible outcomes.
This may involve consideration of some or all of the following factors:

–	strength of technical argument, impact of case law and clarity of legislation;

–	professional advice;

–	experience of interactions, and precedents set, with the particular taxing authority; and

–	agreements previously reached in other jurisdictions on comparable issues.
Deferred tax
Deferred tax assets and liabilities arise and are generally recognised in respect of temporary differences between the tax base and carrying value of assets and liabilities.
Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset is released or the liability will be settled, based on tax rates and laws enacted or substantively enacted at the end of the reporting period.
Judgement is used when assessing the extent to which deferred tax assets, particularly in respect of tax losses, should be recognised. Deferred tax assets are only recognised to the extent that it is regarded as probable that there will be sufficient and suitable taxable profits or deferred tax liabilities in the relevant legal entity or tax group against which such assets can be utilised in the future. For this purpose, forecasts of future profits are considered by assessing estimated future cash flows, consistent with those disclosed on page
197
 within ‘Going concern’. Tax assumptions are overlaid to these profit forecasts to estimate the future taxable profits.
Deferred tax is not provided on temporary differences arising on investments in subsidiaries where the Group is able to control the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future.
Where deferred tax assets and liabilities arise in the same entity, or group of entities, and there would be a legal right to offset the assets and liabilities were they to reverse, the assets and liabilities are also offset in the Group statement of financial position.

20 6	IHG	Annual Report and Form 20-F 2024

Accounting policies continued

The Group has applied the exception to recognising and disclosing information
about deferred tax assets and liabilities related to Pillar Two income taxes.
Retirement benefits
Defined contribution plans
Payments to defined contribution plans are charged to the Group income statement as they fall due.
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
Deferred compensation plan
The Group operates a deferred compensation plan in the US which allows certain employees to make additional provision for retirement through the deferral of salary with matching company contributions within a dedicated trust. The related assets and liabilities are recognised in the Group statement of financial position. The Group’s obligation to employees under the plan is limited to the fair value of assets held by the plan and so the assets and liabilities are valued at the same amount, with no net impact on profit or loss.
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
The Group income statement charge represents the movement in cumulative expense recognised at the beginning and end of that year. No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market or non-vesting
condition, which are treated as vesting irrespective of whether or not the market or non-vesting
condition is satisfied, provided that all other performance and/or service conditions are satisfied.
Provisions
Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that a payment will be made and a reliable estimate of the amount payable can be made. If the effect of the time value of money is material, the provision is discounted using a current pre-tax
discount rate that reflects the risks specific to the liability. No amounts are currently discounted.
Commercial litigation and disputes
A provision is made when management consider it probable that payment may occur and the amount can be reliably estimated even though the defence of the related claim may still be ongoing through the court or arbitration process.
Self insurance reserves
The Group holds insurance policies with third-party insurers against certain risks relating to its corporate operations and owned and leased properties. Certain risks are reinsured through the Group’s captive insurance company (the ‘Captive’), SCH Insurance Company. This reduces the cost of insurance to the Group.
For both the Group’s self insurance provisions and its external insurance obligations, in addition to the Captive obtaining regulatory approval, each line of insurance is subject to review and approval by the Insurance Executive
Sub-Committee.
The level of retained risk and expected loss is reviewed annually to balance the level of risk against external risk transfer costs.
Insurance reserves are held principally in the Captive. They are established using independent actuarial assessments, which reflect current expectations of the future economic outlook, or are based on past claims experience provided by third parties.
Amounts utilised are principally paid to third-party insurers or dedicated claims handlers for subsequent settlement with the claimant.
Insurance
The Group’s insurance reserves relating to managed hotels are included in the Group statement of financial position as insurance liabilities. Insurance liabilities include both claims which are incurred but not reported (‘IBNR’) and those reported but not yet settled. Reserves are established using IFRS 17’s premium allocation approach, as all policies have a duration of 12 months or less, and incorporate independent actuarial assessments which reflect current expectations of the future economic outlook and past claims experience.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	20 7

The Group assesses other arrangements with guarantees and similar features to determine whether an insurance contract exists. No material contracts have been identified to date.
Insurance revenue and insurance expenses are presented separately within the Group income statement. Insurance revenue comprises reinsurance premiums which are recognised over the period of coverage; insurance expenses comprise the cost of claims and associated expenses. The effect of discounting is immaterial.
In order to protect certain third-party insurers against the solvency risk of the Captive, the Group obtains stand-by
letters of credit
(‘SBLCs’
) from various banks with a total value of
$
84
m
 (2023: $68m). Other Group companies indemnify the banks against losses under these SBLCs, however this represents a secondary guarantee of the Group’s obligations which are already recorded on the statement of financial position, either as insurance liabilities under IFRS 17 or as self-insurance provisions. No additional liability is therefore recorded in respect of these indemnities.
Disposal of
non-current
assets
The Group recognises sales proceeds and any related gain or loss on disposal on completion of the sales process. In determining whether the gain or loss should be recorded, the Group considers whether it:

–	has a continuing managerial involvement to the degree associated with asset ownership;

–	has transferred the significant risks and rewards associated with asset ownership; and

–	can reliably measure and will actually receive the proceeds.
Equity share capital and reserves
Equity share capital
Equity share capital includes the total net proceeds (both nominal value and share premium) on issue of the Company’s equity share capital. Share premium represents the amount of proceeds received for shares in excess of their nominal value.
Capital redemption reserve
The capital redemption reserve maintains the nominal value of the equity share capital of the Company when shares are repurchased and cancelled.
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
Fair value reserve
The fair value reserve comprises movements in the value of financial assets measured at fair value through other comprehensive income.
Cash flow hedge reserves
The cash flow hedge reserves comprise:

–	Cash flow hedge reserve: the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition in profit or loss; and

–	Cost of hedging reserve: the gain or loss which is excluded from the designated hedging instrument relating to the foreign currency basis spread of currency swaps.
Currency translation reserve
The currency translation reserve comprises the movement in exchange differences arising from the translation of foreign operations and exchange differences on foreign currency borrowings and derivative financial instruments that provide an effective hedge against net investments in foreign operations. On adoption of IFRS, cumulative exchange differences were deemed to be $nil.
Non-controlling
interest
A
non-controlling
interest is equity in a subsidiary of the Group not attributable, directly or indirectly, to the Group.
Climate change
There are no climate-related estimates and assumptions that have a material impact on asset values in the Group Financial Statements. In particular, the following have been considered:

–	In the case of goodwill and brands, the carrying value is recovered in less than five years under the Base Case forecasts and is not susceptible to medium-term risks.

–
In the case of the InterContinental Boston, for which the lease expires in 2105, the last impairment test performed indicated headroom above recoverable value of approximately 25% of the asset value before the asset would be impaired.

–
In the case of other hotel assets (within property, plant and equipment, right-of-use
assets, associates or other financial assets) the remaining economic lives, whether they are sensitive to the impact of transitional risks or are susceptible to physical risks.

–	In the case of contract assets, the term of the management agreement and the significant headroom of fee income over the asset carrying value.

–	In the case of trade deposits and loans, the short-term repayment period of these assets.

–	The period of coverage of performance guarantees and owner loan guarantees, together with caps on the Group’s exposure.

–	In the case of the recoverability of the UK deferred tax asset, the impact of the potential downside risk on the Group’s forecasts (see disclosure on page 221 ).
Additionally, increasing operating costs over a medium term, for example energy, are not expected to have a material impact on any of the Group’s assets.
While there is currently no material medium-term impact expected from climate change, the risks attached to climate change continue to evolve and these will continue to be assessed against the Group’s judgements and estimates.

20 8	IHG	Annual Report and Form 20-F 2024

Accounting policies continued

New accounting standards and
other presentational changes
Adoption of new
accounting standards
From 1 January 2024, the Group has applied the following amendments:

–	IAS 1 – Classification of Liabilities as Current or Non-Current;

–	IAS 1 – Non-current Liabilities with Covenants;

–	IFRS 16 – Lease Liability in a Sale and Leaseback; and

–	IAS 7 and IFRS 7 – Supplier Finance Arrangements.
None of these amendments have had a material impact on the Group’s reported financial performance or position.
New standards issued but not yet effective
From 1 January 2025, the Group will apply the amendments to:

–	IAS 21 – Lack of Exchangeability
From 1 January 2026, the Group will apply the amendments to:

–	IFRS 7 and 9 – Amendments to the Classification and Measurement of Financial Instruments;

–	IFRS 7 and 9 – Contracts referencing Nature-dependent Electricity; and

–	Amendments arising from the IASB’s Annual Improvements Volume 11.
There is no anticipated material impact from these amendments on the Group’s reported financial performance or position.
IFRS 18 Presentation and Disclosure in Financial Statements
The Group will adopt IFRS 18 with effect from 1 January 2027. This will replace IAS 1 ‘Presentation of Financial Statements’. IFRS 18 will introduce defined subtotals within the Group income statement and will require entities to classify all income and expenses within the income statement into the following categories: operating, investing, financing, income taxes and discontinued operations.
IFRS 18 will also require new disclosures within the notes to the Group financial statements for management-defined performance measures and introduce new principles around aggregation and disaggregation of information within the financial statements.
Related amendments to IAS 7 ‘Statement of Cash Flows’ will require the Group statement of cash flows to start with operating profit or loss and will change the Group’s classification of cash flows from dividends and interest.
IFRS 18 will require restatement of comparative periods. The Group is currently assessing the impact of the standard.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	20 9

Notes to the Group Financial Statements
1. Exchange rates

		2024		2023		2022

$1 equivalent	Average	Closing	Average	Closing	Average	Closing

Sterling	£0.78	£0.80	£0.80	£0.78	£0.81	£0.83

Euro	€0.92	€0.96	€ 0.92	€ 0.90	€ 0.95	€ 0.94
2. Segmental information
Revenue

	2024	2023	2022
Year ended 31 December	$m	$m	$m

Americas	1,141	1,105	1,005

EMEAA	748	677	552

Greater China	161	161	87

Central	262	221	199

Revenue from reportable segments	2,312	2,164	1,843

System Fund and reimbursable revenues	2,611	2,460	2,049

Total revenue	4,923	4,624	3,892

Profit

	2024	2023	2022
Year ended 31 December	$m	$m	$m

Americas	828	815	761

EMEAA	270	215	152

Greater China	98	96	23

Central	(72)	(107)	(108)

Operating profit from reportable segments	1,124	1,019	828

System Fund and reimbursable result	(83)	19	(105)

Operating exceptional items (note 6 )	–	28	(95)

Operating profit	1,041	1,066	628

Net financial expenses	(140)	(52)	(96)

Fair value (losses)/gains on contingent purchase consideration	(4)	(4)	8

Profit before tax	897	1,010	540

Tax	(269)	(260)	(164)

Profit for the year	628	750	376

2 1 0	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

2. Segmental information
continued
Non-cash
items included within operating profit from
reportable
segments

	Americas	EMEAA	Greater China	Central	Group
Year ended 31 December 2024	$m	$m	$m	$m	$m

Depreciation and amortisation a	24	12	3	26	65

Contract assets deduction in revenue	24	18	1	–	43

Equity-settled share-based payments cost	10	5	3	19	37

Share of profit of associates and joint ventures	(4)	(6)	–	–	(10)

	Americas	EMEAA	Greater China	Central	Group
Year ended 31 December 2023	$m	$m	$m	$m	$m

Depreciation and amortisation a	24	12	4	27	67

Contract assets deduction in revenue	21	15	1	–	37

Equity-settled share-based payments cost	9	4	2	16	31

Share of profit of associates and joint ventures (excluding exceptional items)	(5)	(8)	–	–	(13)

	Americas	EMEAA	Greater China	Central	Group
Year ended 31 December 2022	$m	$m	$m	$m	$m

Depreciation and amortisation a	23	13	4	28	68

Contract assets deduction in revenue	18	13	1	–	32

Equity-settled share-based payments cost	8	4	2	14	28

Share of profit of associates (excluding exceptional items)	(1)	–	–	–	(1)

a.
Includes $16m (2023: $17m, 2022: $15m) relating to cost of sales in owned, leased and managed lease hotels and $49m (2023: $50m, 2022: $53m) relating to other assets. A further $80m (2023: $83m, 2022: $86m) was recorded within System Fund and reimbursable expenses.

Additions to
non-current
assets by operating segment are not disclosed as this information is no longer regularly shared with the CODM.
Geographical
information

	2024	2023	2022
Year ended 31 December	$m	$m	$m

Revenue

United Kingdom	291	263	243

United States	1,902	1,777	1,659

Rest of World	1,119	1,020	773

	3,312	3,060	2,675

System Fund revenues (note 31 )	1,611	1,564	1,217

	4,923	4,624	3,892
For the purposes of the above table, fee business, owned, leased and managed lease and reimbursable revenues are determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue. System Fund revenues are not included in the geographical analysis as the Group does not monitor the Fund’s revenue by location of the hotel or, in the case of the loyalty programme, according to the location where members consume their rewards.

	2024	2023
31 December	$m	$m

Non-current assets

United Kingdom	104	100

United States	1,370	1,332

Rest of World	778	660

	2,252	2,092
For the purposes of the above table,
non-current
assets comprise goodwill and other intangible assets, property, plant and equipment, right-of-use
assets, investments in associates and joint ventures,
non-current
other receivables,
non-current
contract costs and
non-current
contract assets. In addition to the United Kingdom,
non-current
assets relating to an individual country are separately disclosed when they represent 10% or more of total non-current
assets, as defined above.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	2 11

3. Revenue
Disaggregation of revenue

	Americas	EMEAA	Greater China	Central	Group
Year ended 31 December 2024	$m	$m	$m	$m	$m

Franchise and base management fees	958	277	122	–	1,357

Incentive management fees	21	118	39	–	178

Central revenue	–	–	–	239	239

Revenue from fee business	979	395	161	239	1,774

Revenue from owned, leased and managed lease hotels	162	353	–	–	515

Revenue from insurance activities	–	–	–	23	23

	1,141	748	161	262	2,312

System Fund revenues (note 31 )					1,611

Reimbursable revenues (note 31 )					1,000

Total revenue					4,923
Following
execution of a revised agreement with the IHG Owners Association, a portion of ancillary revenue from the consumption of certain IHG One Rewards points are reported in Central revenue. The agreed change initially applies to
50% of proceeds from points sold

to consumers

from 1 January 2024, resulting in approximately $25m of fee business revenue
in 2024 which would have previously been recognised in System Fund and reimbursable revenues, and will increase to 100% from 1 January 2025. In line with the Group’s accounting policy
(see page 200), revenue from the sale of points is deferred until the future benefit has been consumed by the member.

	Americas	EMEAA	Greater China	Central	Group
Year ended 31 December 2023	$m	$m	$m	$m	$m

Franchise and base management fees	936	253	115	–	1,304

Incentive management fees	21	101	46	–	168

Central revenue	–	–	–	200	200

Revenue from fee business	957	354	161	200	1,672

Revenue from owned, leased and managed lease hotels	148	323	–	–	471

Revenue from insurance activities	–	–	–	21	21

	1,105	677	161	221	2,164

System Fund revenues (note 31 )					1,564

Reimbursable revenues (note 31 )					896

Total revenue					4,624

	Americas	EMEAA	Greater China	Central	Group
Year ended 31 December 2022	$m	$m	$m	$m	$m

Franchise and base management fees	861	215	71	–	1,147

Incentive management fees	18	69	16	–	103

Central revenue	–	–	–	184	184

Revenue from fee business	879	284	87	184	1,434

Revenue from owned, leased and managed lease hotels	126	268	–	–	394

Revenue from insurance activities	–	–	–	15	15

	1,005	552	87	199	1,843

System Fund revenues (note 31 )					1,217

Reimbursable revenues (note 31 )					832

Total revenue					3,892
Contract balances

31 December	2024 $m	2023 $m

Trade receivables (note 16)	651	580

Contract assets	650	459

Deferred revenue	(2,060)	(1,848)

21 2	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

3. Revenue
continued
Contract assets

	2024 $m	2023 $m

At 1 January	459	367

Additions	237	129

Recognised as a deduction to revenue	(43)	(37)

Impairment reversals (note 6 )	3	–

Repayments	–	(7)

Exchange and other adjustments	(6)	7

At 31 December	650	459

Analysed as:

Current	38	35

Non-current	612	424

	650	459
The increase in the balance of contract assets in the year is due to payments in the year exceeding amounts recognised as a reduction to revenue over the term of the relevant management and franchise agreements, reflecting the growth in the Group’s system size including the NOVUM conversion portfolio.
The Group also has future commitments for key money payments which are contingent upon future events and may reverse.
At 31 December 2024, the maximum exposure remaining under performance guarantees was $77m (2023: $80m).
Deferred revenue

	Loyalty programme $m	Other co-brand fees $m	Application & re-licensing fees $m	Other $m	Total $m

At 1 January 2023	1,411	33	167	113	1,724

Increase in deferred revenue	672	–	27	63	762

Recognised as revenue	(554)	(11)	(23)	(48)	(636)

Exchange and other adjustments	–	–	–	(2)	(2)

At 31 December 2023	1,529	22	171	126	1,848

Increase in deferred revenue	726	97	23	61	907

Recognised as revenue	(602)	(8)	(23)	(58)	(691)

Exchange and other adjustments	–	–	–	(4)	(4)

At 31 December 2024	1,653	111	171	125	2,060

Analysed as:

Current	661	12	23	70	766

Non-current	992	99	148	55	1,294

	1,653	111	171	125	2,060

At 31 December 2023 analysed as:

Current	649	11	22	70	752

Non-current	880	11	149	56	1,096

	1,529	22	171	126	1,848
Increase in deferred revenue includes both

amounts received and recognised as revenue in the same year. Amounts recognised as revenue were included in deferred revenue at the beginning of the year.
Loyalty programme revenues, shown gross in the table above, are presented net of the corresponding redemption cost in the Group income statement.
Other deferred revenue includes technical service fees and guest deposits received by owned, leased and managed lease hotels.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	21 3

3. Revenue
continued
Transaction price allocated to remaining performance obligations
The expected timing of recognition of amounts received and not yet recognised relating to performance obligations that were unsatisfied at the year end are as follows:

	2024			2023

	Loyalty and co-brand	Other	Total	Loyalty and co-brand	Other	Total
	$m	$m	$m	$m	$m	$m

Less than one year	673	93	766	660	92	752

Between one and two years	355	43	398	346	43	389

Between two and three years	214	30	244	195	32	227

Between three and four years	140	24	164	118	24	142

Between four and five years	95	22	117	73	20	93

More than five years	287	84	371	159	86	245

	1,764	296	2,060	1,551	297	1,848
Contract costs

	2024 $m	2023 $m

At 1 January	87	80

Costs incurred	18	15

Charged to income statement	(8)	(8)

Exchange and other adjustments	(2)	–

At 31 December	95	87

Analysed as:

Current	5	5

Non-current	90	82

	95	87
4. Staff costs and Directors’ remuneration
Staff costs and average
number
of employees

Staff costs	2024 $m	2023 a $m	2022 a $m

Wages and salaries	1,890	1,752	1,558

Social security costs	159	143	117

Share-based payment costs (note 27)	67	56	46

Pension and other post-retirement benefits:

Defined benefit plans	7	4	2

Defined contribution plans	62	58	53

	2,185	2,013	1,776

Analysed as:

Costs borne by IHG b	800	747	646

Costs borne by the System Fund or reimbursed	1,385	1,266	1,130

	2,185	2,013	1,776

a.	Re-presented to separate share-based payment costs.
b .	In 2022, included $1m classified as exceptional relating to the costs of ceasing operations in Russia.

21 4	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

4. Staff costs and Directors’ remuneration
continued
Staff costs and average number of employees
continued

Monthly average number of employees, including part-time employees	2024	2023	2022

Employees whose costs are borne by IHG:

Americas	1,612	1,578	1,548

EMEAA	3,635	3,642	3,638

Greater China	357	352	333

Central	1,783	1,720	1,528

	7,387	7,292	7,047

Employees whose costs are borne by the System Fund or are reimbursed	20,752	20,306	18,833

	28,139	27,598	25,880
Directors’ remuneration

	2024 $m	2023 $m	2022 $m

Base salaries, fees, annual performance payments and benefits	6.9	6.9	7.9

More detailed information on the remuneration including pensions, share awards and shareholdings for each Director is shown in the Directors’ Remuneration Report on pages 144 and 152. In addition, amounts received or receivable under long-term incentive schemes are shown on page 144.

5. Auditor’s
remuneration
paid to
PricewaterhouseCoopers
LLP

	2024 $m	2023 $m	2022 $m

Audit of the Financial Statements	7	7	6

Audit of subsidiaries	3	3	2

Other assurance services a	1	1	1

	11	11	9

Under SEC regulations analysed as:

Audit	10	10	8

Other audit-related	1	1	1

	11	11	9

a.	Other assurance services consists of IT assurance and audit of System Fund financial information.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	21 5

6. Exceptional
items

		Note		2024 $m	2023 $m	2022 $m

Administrative expenses:

Costs of ceasing operations in Russia		(a	)	–	–	(12)

Commercial litigation and disputes		(b	)	(12)	–	(28)

				(12)	–	(40)

Share of profits/(losses) of associate		(c	)	–	18	(60)

Other operating income		(d	)	–	10	–

Impairment reversal on financial assets		(e	)	6	–	–

Other net impairment reversals/(charges):

Management agreements	– reversal	11		–	–	12

Property, plant and equipment	– charge	12		–	–	(10)

	– reversal	12		3	–	3

Right-of-use assets	– charge	12		–	–	(2)

	– reversal	13		–	–	2

Associates	– reversal	14		–	–	2

Contract assets	– charge	( f	)	–	–	(5)

	– reversal	( f	)	3	–	3

				6	–	5

Operating exceptional items				–	28	(95)

Tax on exceptional items		( g	)	–	(7)	26

Tax				–	(7)	26

Operating exceptional items analysed as:

Americas				4	27	(46)

EMEAA				(4)	1	(49)

				–	28	(95)

The above items are defined by management as exceptional as further described on page 201.

21 6	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

6. Exceptional items
continued
(a) Costs of ceasing operations in Russia
On 27 June 2022, the Group announced it was in the process of ceasing all operations in Russia consistent with evolving UK, US and EU sanction regimes and the ongoing and increasing challenges of operating there. The costs associated with the cessation of corporate operations in Moscow and long-term management and franchise contracts were presented as exceptional due to the nature of the war in Ukraine which drove the Group’s response.
(b) Commercial litigation and disputes
From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. In the year to 31 December 2024, the charge
for commercial disputes relates to the EMEAA region and includes legal costs. There are several uncertainties remaining including the timing and nature of resolution of the disputes and the value of legal costs ultimately incurred. The 2022 provision was utilised in full in 2023 following settlement of the disputed matters. The costs are presented as exceptional reflecting the quantum of the costs and nature of the disputes.
(c) Share of profits/losses of associate
As part of an agreed settlement of a 2021 commercial dispute in relation to the Barclay associate, in 2022 the Group was allocated expenses in excess of its actual percentage share which directly reduced the Group’s current interest in the associate. This resulted in $60m of additional expenses being allocated to the Group in 2022, with a current tax benefit of $15m and, applying equity accounting to this additional share of expenses, reduced the Group’s investment to $nil. In addition, a liability of $18m was recognised, reflecting an unavoidable obligation to repay this amount in certain circumstances. The value of the liability
was
linked to the value of the hotel; increases in the property value were
attributed first to the Group and
were
reflected as

a reduction of the liability until it
was
reduced to $nil.
In 2023, the increase in fair value of the hotel (according to pricing opinions provided by a professional external valuer) resulted in a full reversal of the liability but no further trigger for reversal of previous impairment charges.
The 2023 gain was presented as exceptional by reason of its size, the nature of the agreement and for consistency with the associated charges in 2022 and 2021.
(d) Other operating income
Related to amounts receivable from the Group’s insurer under its business interruption policy for certain owned, leased and managed lease hotels due to
Covid-19.
The income was presented as exceptional due to its size.
(e) Impairment reversal on financial assets
The 2024 reversal of $6m relates to impairments originally recorded in 2020. These reversals are

presented as exceptional for consistency with the treatment of the corresponding impairments.
(f) Impairment reversal/charge on contract assets
The 2024 reversal of $3m relates to an impairment originally recorded in 2020.
In 2022, the $5m
charge related to key money pertaining to managed and franchised hotels in Russia and is presented as exceptional for consistency with (a) above. The
 $3m reversal related to other impairments originally recorded in 2020.
The reversals in both 2022 and 2024 are presented as exceptional for consistency with the treatment applied in prior years.
(g) Tax on exceptional items
The tax impacts of the exceptional items are shown in the table below:

		2024		2023		2022

	Current tax $m	Deferred tax $m	Current tax $m	Deferred tax $m	Current tax $m	Deferred tax $m

Costs of ceasing operations in Russia	–	–	–	–	3	–

Commercial litigation and disputes	–	2	–	–	8	(2)

Share of (profits)/losses of associate	–	–	–	(4)	15	–

Other operating income	–	–	(3)	–	–	–

Impairment reversal on financial assets	–	(1)	–	–	–	–

Other net impairment (reversals)/charges	–	(1)	–	–	1	(5)

Adjustments in respect of prior years a	–	–	–	–	6	–

	–	–	(3)	(4)	33	(7)

Total current and deferred tax		–		(7)		26

a.	In 2022, related to the release of tax contingencies no longer needed; one of these was as a result of the closure of a tax audit of the 2014 US federal income tax return.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	21 7

7. Financial income and expenses

	2024 $m	2023 $m	2022 $m

Financial income

Financial income on deposits and money market funds	48	33	17

Interest income on loans and other assets	15	6	5

	63	39	22

Financial expenses

Interest expense on external borrowings	131	85	92

Interest expense on lease liabilities	30	29	29

Unwind of discount on deferred purchase consideration	–	1	–

Foreign exchange losses/(gains)	25	(35)	(10)

Other charges	17	11	7

	203	91	118
Financial income comprises $47m (2023: $24m, 2022: $12m) relating to financial assets held at amortised cost and $16m (2023: $15m, 2022: $10m) relating to financial assets held at FVTPL.
Interest expense on external borrowings and unwind of discount on deferred purchase consideration relate to financial liabilities which are held at amortised cost. Other charges includes bank charges and non-bank
interest expense.
In 2024, $49m (2023: $43m, 2022: $15m) was payable to the System Fund in relation to interest accumulated on the balance of cash received in advance of the consumption of points awarded through the IHG One Rewards loyalty programme. The expense and corresponding System Fund interest income are eliminated within financial expenses. On a net basis, financial income and expenses includes $1m (2023: $1m, 2022: $1m) of other interest which is also attributable to the System Fund.

Net interest payable as calculated for bank covenants can be found on page 238.
8. Tax
Tax on profit
 for the year

	United Kingdom			Other jurisdictions			Total

	2024 $m	2023 $m	2022 $m	2024 $m	2023 $m	2022 $m	2024 $m	2023 $m	2022 $m

Current tax

Current period a	24	16	6	292	245	177	316	261	183

Adjustments in respect of prior periods	–	–	(2)	–	12	(5)	–	12	(7)

	24	16	4	292	257	172	316	273	176

Deferred tax

Origination and reversal of temporary differences	11	1	(1)	(56)	(21)	(6)	(45)	(20)	(7)

Changes in tax rates and tax laws	–	–	–	–	2	–	–	2	–

Adjustments to unprovided or unrecognised deferred tax b	–	–	(2)	–	5	–	–	5	(2)

Adjustments in respect of prior periods	(2)	1	2	–	(1)	(5)	(2)	–	(3)

	9	2	(1)	(56)	(15)	(11)	(47)	(13)	(12)

Income tax charge for the year c	33	18	3	236	242	161	269	260	164

a.	Includes $2m (2023: $nil, 2022: $nil) in respect of taxes arising under the Pillar Two framework.

b.	Represent ed a reassessment of the recovery of deferred taxes in line with the Group’s profit forecasts.

c.	‘Other jurisdictions’ includes $169m (2023: $172m, 2022: $134m) in respect of US taxes.

21 8	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

8. Tax
continued
Reconciliation of tax charge

	2024%	2023%	2022%

Tax at UK blended rate	25.0	23.5	19.0

Tax credits	(0.6)	(0.5)	(0.1)

System Fund a	1.2	(1.3)	3.1

Foreign exchange losses/( gains )	1.0	(1.0)	(0.9)

Other permanent differences b	(0.5)	0.9	0.5

Non-recoverable foreign taxes	2.4	1.3	3.5

Net effect of different rates of tax c	1.5	1.5	6.3

Effects of substantive enactment of UAE tax rates and laws d	–	(0.9)	–

Effect of changes in other tax rates and laws	–	0.2	0.1

Items on which deferred tax arose but where no deferred tax is recognised e	0.2	0.2	1.2

Effect of adjustments to unprovided or unrecognised deferred taxes f	–	0.5	(0.4)

Adjustment to tax charge in respect of prior periods g	(0.2)	1.3	(1.9)

	30.0	25.7	30.4

a.	The System Fund is, in general, not subject to taxation.

b.	Includes (1.0) %pts (2023: (0.6) %pts , 2022: (1.0) %pts ) in respect of the US Foreign-derived intangible income regime.

c.	Includes 1.2 %pts (2023: 1.3 %pts , 2022: 6.9 %pts ) driven by the relatively high blended US rate, which includes US Federal and State taxes.

d.
During 2023, law implementing a new corporate income tax regime was substantively enacted in the UAE. This resulted in the recognition of a deferred tax asset of $9m in the UAE. Absent further law change, this benefit is not likely to reoccur.

e.	Predominantly in respect of losses arising in the year.

f.
Adjustments relating to estimated recoverable deferred tax assets. In 2023, also included 0.7
%pts
 relating to the provision of previously unprovided deferred tax liabilities which arise on temporary differences in subsidiaries.

g.	Relates to the finalisation of tax returns, activity from tax authorities such as tax audits and the reassessment of provisions for uncertain tax positions.
Factors that may affect the future tax charge
Many factors will affect the Group’s future tax rate, the main ones being future legislative developments, future profitability of underlying subsidiaries and tax uncertainties.
In 2021, the OECD made proposals for worldwide tax reform under a two ‘pillar’ system – Pillar One and Pillar Two. Pillar One (broadly, the reallocation of certain taxing rights to countries where customers are located) has not been enacted in any jurisdiction and, in any event, the Group would not expect to be impacted. Pillar Two seeks to impose a global minimum tax, essentially establishing a floor on corporate tax competition by ensuring a large multinational enterprise is subject to tax in each jurisdiction at a 15% effective minimum tax rate. Pillar Two rules were enacted in the UK with effect from 1 January 2024 and, for 2024, the Group’s Pillar Two liability is estimated to be less than $2m.
From
an administrative and compliance perspective, the Group will rely upon transitional ‘safe harbour’ exemptions that operate on a jurisdiction-by-jurisdiction
basis and which remove the need to prepare full calculations for Pillar Two for qualifying territories. Once the transitional exemptions cease to be available (from 1 January 2027), the Group will be required to perform full Pillar Two calculations for every jurisdiction. The Group will continue to assess the future impact of Pillar Two, taking into account the issuance of new guidance and law changes, as well as wider socio-political factors. However, given that a significant proportion of the Group’s profit before tax was earned in legal entities in the US, UK and China, each of which has a blended future statutory tax rate of
25% or higher, the Group considers the likelihood of material future Pillar Two taxes arising to be low, based upon the current profile of the Group’s business.
The Group continues to monitor external tax developments, most notably in the US where the new government is reviewing retaliatory options against perceived aggressive tax behaviours by other territories against the US.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	219

8. Tax
continued
Tax paid
Total
tax paid (net of refunds) is entirely in respect of operating activities. This comprises taxes paid directly by Group entities to taxing authorities and taxes withheld at source in respect of fees payable to the Group. Taxes withheld at source are paid by hotel owners to their local taxing authorities on behalf of the Group. The table below shows the territories to whom taxes are directly paid by the Group which exceed
$5m
in the current or comparative periods, in addition to the UK, the Group’s headquarter jurisdiction. The year-on-year
increases are predominantly driven by the corresponding increases to Group profitability and movements in deferred taxes.

	2024 $m	2023 $m	2022 $m

China a	11	5	10

Singapore a	7	4	1

United Kingdom	10	8	3

United States	220	171	165

Other jurisdictions	23	18	10

	271	206	189

Taxes withheld at source	38	37	22

Tax paid per cash flow	309	243	211

a.	Tax payments are typically based upon the previous year’s profits.
A reconciliation of tax paid to the current tax charge in the Group income statement is as follows:

	2024 $m	2023 $m	2022 $m

Current tax charge in the Group income statement	316	273	176

Current tax credit in the Group statement of comprehensive income	(3)	(6)	(2)

Current tax credit taken directly to equity	(6)	(5)	–

Total current tax charge	307	262	174

Movements to tax contingencies a	(4)	(2)	10

Timing differences of cash tax paid and foreign exchange differences	6	(17)	27

Tax paid per cash flow	309	243	211

a.
Tax contingency movements are included within the current tax charge but do not impact cash tax paid in the year. Settlements of tax contingencies are included within cash tax paid in the year but not recorded in the current year tax charge.

2 20	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

8. Tax
continued
Deferred tax

	Property, plant, equipment and software	Application fees	Deferred gains on loan notes	c	Associates	Losses	d	Deferred compensation and employee benefits a	Deferred revenue a,b	Research and development a	Intangible assets excluding software	Other short-term temporary differences	a,e	Total
	$m	$m	$m		$m	$m		$m	$m	$m	$m	$m		$m

At 1 January 2023	(53)	41	(34)		(59)	79		84	–	8	(40)	22		48

Group income statement	22	1	–		(1)	–		4	–	7	(9)	(11)		13

Group statement of comprehensive income	–	–	–		–	(6)		–	–	–	–	(5)		(11)

Group statement of changes in equity	–	–	–		–	–		6	–	–	–	–		6

Exchange and other adjustments	1	–	–		–	3		1	–	–	3	2		10

At 31 December 2023	(30)	42	(34)		(60)	76		95	–	15	(46)	8		66

Group income statement	21	–	–		1	(7)		9	30	18	(14)	(11)		47

Group statement of comprehensive income	–	–	–		–	(3)		–	–	–	–	(13)		(16)

Group statement of changes in equity	–	–	–		–	–		9	–	–	–	–		9

Exchange and other adjustments	–	–	–		–	(1)		–	–	–	–	(1)		(2)

At 31 December 2024	(9)	42	(34)		(59)	65		113	30	33	(60)	(17)		104

a.
The above table has been
re-presented
in order to separately disclose the deferred tax on ‘Deferred revenue’ and ‘Research and development’ (both previously disclosed in ‘Other short-term temporary differences’), to aggregate deferred tax on ‘Deferred compensation’ with ‘Employee benefits’ (previously both disclosed separately), and to present deferred tax on ‘Expected credit losses on trade receivables’ within ‘Other short-term temporary differences’ (previously disclosed separately).

b.	The movements in 2024 and the closing balance arise as a result of the revised agreement with the IHG Owners Association (see note 3) and deferred revenue in respect of co-branding agreements.

c.	Becomes due in 2025 unless prevailing law at that time allows further deferral.

d.	Wholly in respect of revenue losses.

e.	Primarily in respect of contract costs, right-of-use assets, unrealised foreign exchange and expected credit losses on trade receivables, none of which has a balance exceeding $20m.
The analysis of the deferred tax balance after considering the offset of assets and liabilities within entities where there is a legal right to do so and an analysis of the deferred tax balance showing all territories with balances greater than $10m in either the current or prior year are as follows:

	2024 $m	2023 $m

Deferred tax assets	122	134

Deferred tax liabilities	(18)	(68)

	104	66

Analysed as:

United Arab Emirates	12	9

United Kingdom	99	113

United States	–	(53)

Other	(7)	(3)

	104	66
A deferred tax asset of $3m (2023: $nil) has been recognised in legal entities which have made a loss in the current or the previous year.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	2 21

8. Tax
continued
Recoverability of UK deferred tax assets
The
Group has recognised UK deferred tax assets of $99m (2023: $113m), including revenue losses of $62m (2023: $73m). The deferred tax assets have been recognised following the consideration of both positive and negative evidence in respect of the probability of future taxable profits against which the assets could be recovered. The losses have arisen by identifiable non-recurring
events, for example special contributions into a former Group pension scheme and the impact of
Covid-19,
absent which, the UK tax group would have been profitable. The losses do not expire, although they can only be offset against 50% of annual UK taxable profits. The UK deferred tax asset should reverse over a six
-
to
ten-year
period (2023:
seven
- to
ten-year
period), with the lower end of this range based on the Group’s Base Case forecast (see page 197 within ‘Going concern’) and the upper end of the range based on the Group’s Severe Downside Case forecast.

The Group’s TCFD disclosures describe how physical and transitional climate risks present both risks and opportunities for the Group. The potential downside risk has been considered in the context of the UK deferred tax asset recoverability, without taking account of opportunities or mitigating actions, and could be absorbed within the sensitivities disclosed above.
Unrecognised deferred tax assets
The Group does not recognise deferred tax assets if it cannot anticipate being able to offset them against existing deferred tax liabilities or against future profits or gains.
The total unrecognised deferred tax position is as follows:

		Gross	Unrecognised deferred tax

	2024 $m	2023 $m	2024 $m	2023 $m

Revenue losses	432	450	75	79

Capital losses	580	580	146	146

	1,012	1,030	221	225

Tax credits	46	32	46	32

Other a	22	16	7	5

	1,080	1,078	274	262

a.	Primarily relates to costs incurred for which tax relief has not been obtained.
There is no expiry date to any of the above unrecognised assets other than for the losses and tax credits as shown in the table below:

		Gross	Unrecognised deferred tax

Expiry date	2024 $m	2023 $m	2024 $m	2023 $m

2024	–	6	–	1

2025	11	11	2	2

2026	7	7	1	1

2027	7	7	1	1

2028	–	6	–	1

2029	10	10	10	10

After 2031	36	22	36	22
Unprovided deferred tax liabilities
No deferred tax liability has been provided in respect of $0.5bn (2023: $0.5bn) of taxable temporary differences relating to subsidiaries (comprising undistributed earnings and net inherent gains).
Uncertain tax positions
Current tax payable includes $9m (2023: $14m) in respect of uncertain tax positions, with the largest single item not exceeding $3m (2023: $3m). There are no amounts recognised in relation to uncertain tax positions within deferred tax in either the current or prior year.
The Group’s most material territories for tax are the US and the UK, although the Group has now agreed all US federal tax returns up to and including 2020. The US Internal Revenue Service opened routine audits of the 2021 and 2022 US federal tax return periods in the second half of 2024, which are currently at the information gathering stage. The Group considers the risk of material adjustment to be low. In the UK, the Group has agreed all UK Corporation Tax returns for periods up to 2022, having agreed the outstanding 2016 period, without adjustment, during 2024.

22 2	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

9. Dividends

	2024		2023		2022

Paid during the year	cents per share	$m	cents per share	$m	cents per share	$m

Final (declared for previous year)	104.0	172	94.5	166	85.9	154

Interim	53.2	87	48.3	79	43.9	79

	157.2	259	142.8	245	129.8	233
The final dividend in respect of 2024 of
114.4
¢
 per ordinary share (amounting to

approximately
$
180
m) is proposed for approval at the AGM on 8 May 2025.

The final dividend is first determined in US dollars and the sterling amount will be announced on 28 April 2025 using the average of the daily exchange rates for the three working days commencing 23 April 2025.
10. Earnings per ordinary share

Basic earnings per ordinary share	2024	2023	2022

Profit available for equity holders ($m)	628	750	375

Basic weighted average number of ordinary shares (millions)	161.2	169.0	181.0

Basic earnings per ordinary share (cents)	389.6	443.8	207.2

Diluted earnings per ordinary share

Profit available for equity holders ($m)	628	750	375

Diluted weighted average number of ordinary shares (millions)	163.0	170.0	182.0

Diluted earnings per ordinary share (cents)	385.3	441.2	206.0

Basic and diluted share denominators are calculated as follows:

	2024 millions	2023 millions	2022 millions

Weighted average number of ordinary shares in issue	168.6	177.0	187.0

Weighted average number of treasury shares a	(7.4)	(8.0)	(6.0)

Basic weighted average number of ordinary shares	161.2	169.0	181.0

Dilutive potential ordinary shares	1.8	1.0	1.0

Diluted weighted average number of ordinary shares	163.0	170.0	182.0

a.	Includes other shares that do not receive dividends.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	22 3

11. Goodwill and other intangible assets

	Goodwill $m	Brands $m	Software $m	Management agreements $m	Other intangibles $m	Total $m

Cost

At 1 January 2023	513	439	825	122	26	1,925

Additions	–	–	52	–	1	53

Fully amortised assets written off	–	–	(52)	–	(3)	(55)

Disposals	–	–	(1)	–	–	(1)

Exchange and other adjustments	3	–	1	–	–	4

At 31 December 2023	516	439	825	122	24	1,926

Additions	–	–	48	–	1	49

Fully amortised assets written off	–	–	(49)	–	(1)	(50)

Disposals	–	–	(4)	–	–	(4)

Exchange and other adjustments	(5)	–	–	–	–	(5)

At 31 December 2024	511	439	820	122	24	1,916

Amortisation and impairment

At 1 January 2023	(178)	–	(486)	(101)	(16)	(781)

Provided	–	–	(18)	(1)	(2)	(21)

System Fund expense	–	–	(76)	–	(1)	(77)

Fully amortised assets written off	–	–	52	–	3	55

Disposals	–	–	1	–	–	1

Exchange and other adjustments	(2)	–	(1)	(1)	–	(4)

At 31 December 2023	(180)	–	(528)	(103)	(16)	(827)

Provided	–	–	(17)	(1)	(1)	(19)

System Fund expense	–	–	(77)	–	(1)	(78)

Impairment charge	–	–	(2)	–	–	(2)

System Fund impairment charge	–	–	(3)	–	–	(3)

Fully amortised assets written off	–	–	49	–	1	50

Disposals	–	–	4	–	–	4

Exchange and other adjustments	–	–	1	–	–	1

At 31 December 2024	(180)	–	(573)	(104)	(17)	(874)

Net book value

At 31 December 2024	331	439	247	18	7	1,042

At 31 December 2023	336	439	297	19	8	1,099

At 1 January 2023	335	439	339	21	10	1,144

22 4	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

11. Goodwill and other intangible assets
continued
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
Allocation of goodwill and brands to CGUs

	At 1 January 2023 $m	Exchange adjustments $m	At 31 December 2023 $m	Exchange adjustments $m	At 31 December 2024 $m		Analysed as:
						Goodwill $m	Brands $m

Americas (group of CGUs)	419	–	419	–	419	132	287

EMEAA (group of CGUs)	331	1	332	(5)	327	191	136

Greater China	24	–	24	–	24	8	16

	774	1	775	(5)	770	331	439
The recoverable amounts of the CGUs, or groups of CGUs, have been determined from value in use calculations. The key assumptions are RevPAR growth (detailed on page 197 within ‘Going concern’), terminal growth rates and pre-tax discount rates.
Cash flows beyond the five-year period are extrapolated using terminal growth rates that do not exceed the average long-term growth rates for the relevant markets. Cash flow projections are discounted using pre-tax
rates that are based on the Group’s weighted average cost of capital and incorporate adjustments reflecting risks specific to the territory of the CGU.
The weighted average terminal growth rates and
pre-tax
discount rates are as follows:

	2024		2023

	Terminal growth rate %	Pre-tax discount rate %	Terminal growth rate %	Pre-tax discount rate %

Americas	2.1	11.6	1.6	13.0

EMEAA	2.5	13.6	2.4	15.1

Greater China	2.5	10.5	2.5	12.1
The recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying value such that no impairment has arisen. Assumptions were sensitised using the Severe Downside Case scenario (detailed on page
1
97
 within ‘Going concern’), with no impairment arising reflecting the number of years of Base Case forecasts required to recover the carrying value.
Software
Software includes $102m relating to the development of the next-generation Guest Reservation System with Amadeus. Internally developed software with a net book value of $80m is being amortised over seven
to 10 years, with four years remaining at 31 December 2024, reflecting the Group’s experience of the long life of guest reservation systems and the initial term over which the Group is party to a technology agreement with Amadeus. The remaining project value relates to enhancements to existing systems as part of the project, which are amortised over five years.
In 2024, a total of $5m impairment was charged relating to assets which had been replaced as a result of more recent initiatives.
Management agreements
Management agreements relate to contracts recognised at fair value on acquisition. The weighted average remaining amortisation period for all management agreements is 13 years (2023: 14 years).
2022 impairment reversal
The impairment reversal of $12m related to the Kimpton management agreement portfolio in the Americas region and arose due to strong trading conditions in 2022 and significantly improved industry forecasts.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	22 5

12. Property, plant and equipment

	Land and buildings $m	Fixtures, fittings and equipment $m	Total $m

Cost

At 1 January 2023	112	292	404

Additions	1	20	21

Fully depreciated assets written off	–	(15)	(15)

Disposals	(2)	(3)	(5)

Exchange and other adjustments	–	6	6

At 31 December 2023	111	300	411

Additions	–	27	27

Fully depreciated assets written off	(3)	(27)	(30)

Disposals	(8)	(8)	(16)

Exchange and other adjustments	(1)	(4)	(5)

At 31 December 2024	99	288	387

Depreciation and impairment

At 1 January 2023	(51)	(196)	(247)

Provided	(6)	(18)	(24)

System Fund expense	–	(4)	(4)

Fully depreciated assets written off	–	15	15

Disposals	2	3	5

Exchange and other adjustments	1	(4)	(3)

At 31 December 2023	(54)	(204)	(258)

Provided	(3)	(21)	(24)

System Fund expense	–	(4)	(4)

Impairment reversal	–	3	3

Fully depreciated assets written off	3	27	30

Disposals	–	8	8

Exchange and other adjustments	1	3	4

At 31 December 2024	(53)	(188)	(241)

Net book value

At 31 December 2024	46	100	146

At 31 December 2023	57	96	153

At 1 January 2023	61	96	157
The Group’s property, plant and
equipment
mainly comprises buildings and leasehold improvements on 17 hotels (2023: 17 hotels), but also offices and computer hardware, throughout the world.
Assets with a net book value of $99m (2023: $107m) are
located
in the United States.

22 6	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

12. Property, plant and equipment
continued
Impairment and impairment reversals
2024 impairment reversal
An impairment reversal of $3m was recognised in relation to one hotel in the UK portfolio
(
EMEAA
region)
as a result of continued strong performance. The original impairment was recorded in 2020 as a result of the pandemic and was treated as exceptional; the reversal is also classified as exceptional for consistency.
2022 impairment
An impairment charge of $10m was recognised on property, plant and equipment relating to one hotel in the EMEAA region. A further $2m impairment of right-of-use
assets was recognised in relation to the same hotel. The charge arose, and was classed as exceptional, due to recent cost inflation which impacted operating costs but also the projected variable rent payments.
2022 impairment reversal
A
n

impairment reversal of $3m w
as
 recognised in relation to the UK portfolio (EMEAA region) and arose as a result of the renegotiation of contractual agreements which enhanced the cash-generating potential
of those hotels.
13. Leases
Right-of-use
assets

	Land and buildings $m	Investment property $m	Other $m	Total $m

Cost

At 1 January 2023	571	50	2	623

Additions and other re-measurements	15	–	2	17

Transfers to investment property	(2)	2	–	–

Terminations	(51)	–	(1)	(52)

Exchange and other adjustments	1	–	–	1

At 31 December 2023	534	52	3	589

Additions and other re-measurements	28	–	5	33

Transfers to finance lease receivable	(13)	(14)	(4)	(31)

Terminations	(11)	–	(1)	(12)

Exchange and other adjustments	(5)	–	–	(5)

At 31 December 2024	533	38	3	574

Depreciation and impairment

At 1 January 2023	(294)	(47)	(2)	(343)

Provided	(22)	–	–	(22)

System Fund expense	(2)	–	–	(2)

Transfers to investment property	2	(2)	–	–

Terminations	51	–	1	52

Exchange and other adjustments	(1)	–	–	(1)

At 31 December 2023	(266)	(49)	(1)	(316)

Provided	(21)	–	(1)	(22)

System Fund expense	2	–	–	2

Transfers to finance lease receivable	8	13	–	21

Terminations	11	–	1	12

Exchange and other adjustments	5	–	–	5

At 31 December 2024	(261)	(36)	(1)	(298)

Net book value

At 31 December 2024	272	2	2	276

At 31 December 2023	268	3	2	273

At 1 January 2023	277	3	–	280

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	22 7

13. Leases
continued
The Group’s leased assets mainly comprise hotels and offices. Leases contain a wide range of different terms and conditions. The term of property leases ranges from one

to

99
years. The weighted average lease term remaining on the Group’s top eight leases (which comprise 95% (2023: 94%) of the right-of-use
asset net book value) is 56 years (2023: 56 years). The InterContinental Boston lease, expiring in 2105, has a significant impact on this weighted average lease term; excluding this lease the weighted average lease term is seven years (2023: eight years). Undiscounted cash flows on the Boston lease of $3,191m (2023: $3,212m) represent 95% (2023: 94%) of the total undiscounted cash flows relating to lease liabilities.
Many of the Group’s property leases contain extension or early termination options, which are used for operational flexibility. The lease agreement over the US corporate headquarters contains a material extension option which is not included in the calculation of the lease asset and liability as the extension would not take effect before 2031 and there is no reasonable certainty the option will be exercised. The value of the undiscounted rental payments relating to this lease and not included in the value of the lease asset and liability is $301m. Additionally, the Group has the option to extend the term of the InterContinental Boston lease for two additional
20-year
terms, the first of which would take effect from 2105. These extension options have not been included in the calculation of the lease liability.
Impairment and impairment reversals
2022 impairment
Details of the $2m impairment charge are contained in note
12
.
2022 impairment reversal
An i
mpairment reversal of $2m w
as
 recognised in relation to one hotel in the EMEAA region and arose due to improved recovery forecasts as well as strong 2022 trading.
Lease liabilities
The majority of the Group’s lease liabilities are discounted at incremental borrowing rates of up to 10%. The rate implicit in the InterContinental Boston lease was 9.7% and was derived from a valuation of the hotel at lease inception in 2006.

	2024	2023
Currency	$m	$m

US dollars	357	357

Sterling	31	32

Euros	3	4

Other	23	33

	414	426

Analysed as:

Current	26	30

Non-current	388	396

	414	426
The maturity analysis of lease liabilities is disclosed in note
23
.
The Group’s lease liability is not materially sensitive to inflation as $335m (2023: $342m) relates to the InterContinental Boston and the US corporate headquarters, which both include fixed payments and are not subject to inflationary adjustments
.
Amounts recognised in the Group income statement

	2024 $m	2023 $m	2022 $m

Depreciation of right-of-use assets	22	22	25

System Fund depreciation of right-of-use assets	(2)	2	3

Expense relating to variable lease payments	77	62	47

Expense relating to short-term leases and low-value assets	1	2	1

Income from operating subleases	(3)	(2)	(1)

Recognised in operating profit	95	86	75

Interest on lease liabilities	30	29	29

Total recognised in the Group income statement	125	115	104

22 8	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

13. Leases
continued
Variable lease payments
The UK portfolio leases contain guarantees that the Group will fund any shortfalls in lease payments up to an annual and cumulative cap. These caps limit the Group’s exposure to trading losses, meaning that rental payments are reduced if insufficient cash flows are generated by the hotels. Since there is no floor to the rent reduction applicable under these leases, they are treated as fully variable. In the event that rent reductions are not applicable, annual base rental payments stabilise at £34m over the remaining lease to 2043. Additional performance-based rental payments are calculated using hotel revenues and net cash flows.
In addition, two German hotel leases under a similar structure are treated as fully variable.
Amounts recognised in the Group statement of cash flows

	2024 $m	2023 $m	2022 $m

Operating activities	108	92	72

Investing activities	(4)	–	(6)

Financing activities	46	28	36

Net cash paid	150	120	102
14. Investment in associates and joint ventures

	2024 $m	2023 $m

Cost

At 1 January	101	89

Additions	6	3

Share of profits a	10	13

System Fund share of losses	(2)	(3)

Dividends and distributions	(7)	(1)

At 31 December	108	101

Impairment

At 1 January	(53)	(53)

Impairment charge	(4)	–

At 31 December	(57)	(53)

Net book value	51	48

Analysed as:

Barclay associate	7	3

Other associates	39	43

Joint ventures	5	2

	51	48

a.
In 2023 and 2022, the total share of profits/(losses) from associates and joint ventures in the Group income statement included $18m gain and $18m loss, respectively, due to the liability recognised in 2022 and its subsequent reversal (see note
6
). In 2022, $42m was included within exceptional items in addition to the $18m.

Barclay associate
The Group held one associate investment which had a significant impact on profit for the prior year, a 19.9% interest in 111 East 48th Street Holdings, LLC (the ‘Barclay associate’) which owns InterContinental New York Barclay, a hotel managed by the Group. The investment is classified as an associate and equity accounted. While the Group has the ability to exercise significant influence through certain decision rights, approval rights relating to the hotel’s operating and capital budgets rest solely with the 80.1% majority member. The Group’s ability to receive cash dividends is dependent on the hotel generating sufficient income to satisfy specified owner returns.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	22 9

14. Investment in associates and joint ventures
continued
Summarised financial information in respect of the Barclay associate is set out below:

	2024 $m	2023 $m

Non-current assets	449	462

Current assets	112	86

Current liabilities	(21)	(23)

Non-current liabilities	(236)	(256)

Net assets	304	269

Group’s share of reported net assets at 19.9%	60	53

Adjustments to reflect impairment, capitalised costs and additional rights and obligations under the shareholder agreement	(11)	(8)

Effect of specially allocated expenses (note 6 )	(42)	(42)

Carrying amount	7	3

	2024 $m	2023 $m

Revenue	130	131

Profit from continuing operations and total comprehensive income for the year	15	15

Group’s share of profit for the year a	4	3

a.	Includes specially allocated expenses and the cost of funding owner returns.
Impairment and impairment reversals of other associates
2024 impairment
In 2024,
the
impairment charge of $4m
related
to an associate in the Americas region and arose due to a decline in trading conditions.
2022 impairment reversal
In 2022,
a
n

impairment reversal of $2m related to an associate in the Americas region
and
arose due to strong trading conditions and significantly improved industry forecasts.
15. Other financial assets

	2024 $m	2023 $m

Equity securities	97	102

Restricted funds:

Ring-fenced amounts to satisfy insurance claims:

Cash	1	2

Money market funds	10	14

A ccounts pledged as security	31	32

Other	1	2

	43	50

Trade deposits and loans	79	40

	219	192

Analysed as:

Current	7	7

Non-current	212	185

	219	192

2 30	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

15. Other financial assets
continued
Equity securities
The methodology to calculate fair value and the
sensitivities
to the relevant significant unobservable inputs are detailed in note
24
. The most significant investments are as follows:

		2024		2023

	Fair value	Dividend income	Fair value	Dividend income
	$m	$m	$m	$m

Investment in entity which owns:

InterContinental The Willard Washington DC	27	1	27	1

InterContinental Grand Stanford Hong Kong	36	–	37	–
Restricted funds
Amounts ring-fenced to satisfy insurance claims are principally held in the Group’s Captive, which is a regulated entity.
The accounts pledged as security are subject to a charge in favour of the members of the UK unfunded pension arrangement (see note
26
)
. The accounts will be pledged as security until the date at which the UK unfunded pension liabilities have been fully discharged, unless otherwise agreed with the trustees, and amounts pledged may change in future years.
Expected credit losses
Other financial assets with a net value of $50m (2023: $68m) are subject to the expected credit loss model requirements of IFRS 9. Equity securities, money market funds and other amounts measured at fair value are excluded. The gross value of trade deposits and loans that were subject to the expected credit loss requirements is $51m with credit loss allowances of $3m (2023: $40m gross, $9m allowance). Other expected credit losses are considered to be immaterial.
Credit risk
Restricted funds are held with bank counterparties which are rated at least A+ based on S&P’s ratings. Trade deposits and loans are entered into with creditworthy third parties, subject to credit verification procedures. The maximum exposure to credit risk of other financial assets at the end of the reporting period is their carrying value of $219m (2023: $192m).
16. Trade and other receivables

	2024 $m	2023 $m

Current

Trade receivables	651	580

Other receivables	41	68

Prepayments	93	92

	785	740

Non-current

Finance lease receivables	12	6

Other receivables	5	3

Prepayments	18	4

	35	13

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	2 31

16. Trade and other receivables
continued
Expected credit losses
The ageing of trade receivables shown below reflects the initial terms under the invoice rather than the revised terms in cases where payment flexibility has been provided to owners. The net balances presented in the table below could result in additional credit losses if they are ultimately found to be uncollectable. Expected credit losses relating to other receivables following their initial recognition are immaterial.

			2024			2023

	Gross $m	Credit loss allowance $m	Net $m	Gross $m	Credit loss allowance $m	Net $m

Not past due	384	–	384	354	(1)	353

Past due 1 to 30 days	90	(4)	86	88	(5)	83

Past due 31 to 90 days	80	(5)	75	69	(6)	63

Past due 91 to 180 days	53	(8)	45	51	(8)	43

Past due 181 to 360 days	66	(19)	47	38	(11)	27

Past due more than 361 days	98	(84)	14	86	(75)	11

	771	(120)	651	686	(106)	580

Movement in the allowance for expected credit losses	2024 $m	2023 $m

At 1 January	(106)	(117)

Impairment (loss)/reversal	(16)	1

System Fund impairment loss	(9)	–

Amounts written off	8	9

Exchange and other adjustments	3	1

At 31 December	(120)	(106)
In 2024, the Group refined its expected credit loss model to calculate historical experience for certain populations of owner groups with different risk profiles to the core population. The difference between providing on this basis and using the regional provision matrix is immaterial.
Credit risk
The Group trades only with recognised, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period is their carrying value of $709m (2023: $657m).
17. Cash and cash equivalents

	2024 $m	2023 $m

Cash at bank and in hand	142	179

Short-term deposits	411	632

Money market funds	415	375

Repurchase agreements	40	136

Cash and cash equivalents as recorded in the Group statement of financial position	1,008	1,322

Bank overdrafts	(17)	(44)

Cash and cash equivalents as recorded in the Group statement of cash flows	991	1,278
Cash at bank and in hand includes bank balances of $33m (2023: $51m) which are matched by bank overdrafts of $17m (2023: $44m) under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution and interest is paid/received on pooled net balances for each currency. The cash pools are used for day-to-day
cash management purposes and are managed as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position with the matching overdrafts, which are repayable on demand, held by the Group’s central treasury company in the UK. Accordingly, bank overdrafts are included within cash and cash equivalents for the purposes of the cash flow statement.

23 2	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

17. Cash and cash equivalents
continued
Cash and cash equivalents with restrictions on us
e

	2024 $m	2023 $m

Countries with restrictions on repatriation	2	30

Capital expenditure under lease agreements	15	14

Other restrictions	5	12

	22	56
Details of the credit risk on cash and cash equivalents is included in note
23
.
18. Trade and other pa
yables

	2024 $m	2023 $m

Current

Trade payables	111	127

Other tax and social security payables	61	47

Other payables	116	135

Deferred purchase consideration	–	13

Accruals	362	389

	650	711

Non-current

Other payables	5	6

Contingent purchase consideration (note 24 )	73	69

	78	75
Third-party bank loan guarantees
At 31 December 2024, the Group has issued financial guarantee contracts of up to $31m (2023: $50m). The carrying amount of these guarantees was $nil in all periods presented. The largest guarantee has a gross guaranteed amount of $21m (2023: $21m) and the underlying loan matures in 2029. Should the Group fund any amount under the guarantee, there is a cross-indemnity that the Group would seek to pursue for the other parties’ share.
19. Provision
s

	Commercial litigation and disputes $m	Self insurance reserves $m	Dilapidations and other $m	Total $m

At 31 December 2023	7	14	15	36

Provided	10	4	4	18

Utilised	–	(9)	–	(9)

Released	(3)	–	(2)	(5)

Exchange and other adjustments	–	–	(1)	(1)

At 31 December 2024	14	9	16	39

Analysed as:

Current	13	3	6	22

Non-current	1	6	10	17

	14	9	16	39

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	23 3

19. Provisions
continued
Self insurance reserves
Self insurance reserves consist of $6m of incurred but not reported (‘IBNR’) reserves and $3m of claims reported but not yet settled. $7m of these amounts relates to employment-related obligations. The utilisation of IBNR reserves is dependent on the timing of claims being reported and ultimately being settled; based on historical experience this is expected to be settled within five years. The maximum liabilities of the last five policy years is $103m, noting that actual claims did not significantly differ to estimates in 2024 or 2023.
20. Insurance

	2024 $m	2023 $m

At 1 January	37	32

Insurance expenses	28	21

Claims and other amounts paid	(23)	(15)

Impact of discounting and other changes	(3)	(1)

At 31 December	39	37

Analysed as:

Current	14	12

Non-current	25	25

	39	37

Incurred but not reported claims a	18	20

Reported but not settled claims	21	17

	39	37

a.	Includes unallocated loss expenses.
Of the total reserves, $15m (2023: $19m) relates to international general liability and $17m (2023: $14m) relates to workers’ compensation. The utilisation of IBNR reserves is dependent on the timing of claims being reported and ultimately being settled; based on historical experience the majority are expected to be settled within five years (2023: five years). The maximum liabilities of the last five policy years is $71m (2023: $49m). Actual claims have not significantly differed from estimates in
the last five years.

	2024 $m	2023 $m

Revenue from insurance activities	23	21

Insurance expenses (inclusive of overhead costs)	(29)	(23)

Insurance result	(6)	(2)

23 4	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

21. Loans and other borrowin
gs

	Maturity date	Discount at issue %	2024 $m	2023 $m

Current

Bank overdrafts (note 17 )	n/a	n/a	17	44

€ 500m 1.625% bonds 2024	8 October 2024	0.437	–	555

£300m 3.75% bonds 2025	14 August 2025	0.986	381	–

			398	599

Non-current

£300m 3.75% bonds 2025	14 August 2025	0.986	–	387

£350m 2.125% bonds 2026	24 August 2026	0.550	441	449

€ 500m 2.125% bonds 2027	15 May 2027	0.470	526	559

£400m 3.375% bonds 2028	8 October 2028	1.034	502	509

€ 600m 4.375% bonds 2029	28 November 2029	0.098	623	663

€ 750m 3.625% bonds 2031	27 September 2031	0.116	784	–

			2,876	2,567

Total loans and other borrowings			3,274	3,166

Denominated in the following currencies:

Sterling			1,324	1,345

US dollars			16	44

Euros			1,933	1,777

Other			1	–

			3,274	3,166
Bonds
Interest is payable annually on the dates in the table, at the rates stated.
Revolving Credit Facility (‘RCF’)
The $1,350m facility matures in 2029. A variable rate of interest is payable on amounts drawn. There were no amounts drawn as at 31 December 2024 or 31 December 2023.
The Group has no uncommitted facilities at 31 December 2024 (2023: $nil).

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	23 5

22. Net debt

		2024 $m	2023 $m

Cash and cash equivalents		1,008	1,322

Loans and other borrowings	– current	(398)	(599)

	– non-current	(2,876)	(2,567)

Lease liabilities	– current	(26)	(30)

	– non-current	(388)	(396)

Principal amounts payable on maturity of derivative financial instruments (note 23 )		(102)	(2)

Net debt		(2,782)	(2,272)

Movement in net debt	2024 $m	2023 $m

Net (decrease)/increase in cash and cash equivalents, net of overdrafts	(269)	339

Add back financing cash flows in respect of other components of net debt:

Principal element of lease payments	46	28

Issue of long-term bonds	(834)	(657)

Repayment of long-term bonds	547	–

Settlement of currency swaps	45	–

	(196)	(629)

Increase in net debt arising from cash flows	(465)	(290)

Other movements:

Lease liabilities	(36)	(25)

Increase in accrued interest	(6)	(2)

Exchange and other adjustments	(3)	(104)

	(45)	(131)

Increase in net debt	(510)	(421)

Net debt at beginning of the year	(2,272)	(1,851)

Net debt at end of the year	(2,782)	(2,272)

Net debt as calculated for bank covenants can be found on page 238.

236	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

22. Net debt
continued
Loans and other borrowings (excluding bank overdrafts), lease liabilities and currency swaps and forwards comprise the liabilities included in the financing activities section of the Group statement of cash flows and their movements are analysed as follows:

	At 1 January 2024 $m	Financing cash flows $m	Exchange adjustments $m	Other $m	a,b	At 31 December 2024 $m

Lease liabilities	426	(46)	(2)	36		414

Bonds	3,122	287	(157)	5		3,257

	3,548	241	(159)	41		3,671

Currency swaps	20	(45)	–	103		78

Currency forwards	(15)	–	–	11		(4)

	3,553	196	(159)	155		3,745

	At 1 January 2023 $m	Financing cash flows $m	Exchange adjustments $m	Other $m	a,b	At 31 December 2023 $m

Lease liabilities	427	(28)	2	25		426

Bonds	2,341	657	123	1		3,122

	2,768	629	125	26		3,548

Currency swaps	4	–	–	16		20

Currency forwards	–	–	–	(15)		(15)

	2,772	629	125	27		3,553

a.	The non-cash increase in lease liabilities principally arises from additions and other re-measurements.

b.	The change in value of currency swaps represents fair value movements and additions.
23. Financial risk management and derivative financial instruments
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
Foreign exchange risk
Movements in foreign exchange rates can affect the Group’s reported profit or loss, net liabilities and its interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s reported debt has an exposure to borrowings held in sterling and euros. After the effect of currency swaps, the Group holds its bond debt in sterling, which is the primary currency of shareholder returns, and in US dollars, the predominant currency of the Group’s revenue and cash flows. US dollar borrowings or currency derivatives also act as a net investment hedge of US dollar denominated assets.
When the Group borrows in currencies different from the functional currency of the borrowing entity, currency swaps are transacted at the same time to minimise foreign exchange risk. Currency swaps were transacted against the
€
500m 2.125% 2027 and
€
500m 1.625% 2024 bonds, in November 2018 and October 2020 respectively, swapping the bonds’ proceeds and interest flows into sterling. Similar currency swaps were transacted against the
€
600m 4.375% 2029 bonds in November 2023 and
€
750m 3.625% 2031 bonds in September 2024, swapping the bond proceeds and interest flows into US dollars (see page 237).
Interest rate risk
The Group is exposed to interest rate risk in relation to its fixed and floating rate borrowings. The Group’s policy requires a minimum of 50% fixed rate debt. With the exception of overdrafts, 100% of borrowings were fixed rate debt at 31 December 2024 (2023: 100%).

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	237

23. Financial risk management and derivative financial instruments
continued
Derivative financial instruments
Derivatives are recorded in the Group statement of financial position at fair value (see note 24) as follows:

Derivatives	2024 $m	2023 $m

Currency swaps	(78)	(20)

Currency forwards	4	15

	(74)	(5)

Analysed as:

Non-current assets	4	20

Current liabilities	–	(25)

Non-current liabilities	(78)	–

	(74)	(5)
The carrying amount of currency swaps and forwards comprises $102m loss (2023: $2m loss) relating to exchange movements on the underlying principal, included within net debt (see note 22), and a $28m gain (2023: $3m loss) relating to other fair value movements.
Details of the credit risk on derivative financial instruments are included on page 239.
Currency swaps and forwards have been transacted as follows:

Date of designation	Hedge type	Pay leg	Interest rate	Receive leg	Interest rate	Maturity	Risk	Hedged item

November 2018	Cash flow	£436m	3.5%	€ 500m	2.125%	May 2027	Foreign exchange	€500m 2.125% bonds 2027

October 2020	Cash flow	£454m	2.7%	€ 500m	1.625%	October 2024	Foreign exchange	€500m 1.625% bonds 2024

November 2023	Cash flow	$657m	6.0%	€ 600m	4.375%	November 2029	Foreign exchange	€600m 4.375% bonds 2029

September 2024	Cash flow	$834m	4.9%	€ 750m	3.625%	September 2031	Foreign exchange	€750m 3.625% bonds 2031

October 2023	Net investment	$425m	n/a	£344m	n/a	October 2028	Spot foreign exchange	Net assets of specified subsidiaries with US dollar foreign currency
Cash flow hedges
There is an economic relationship between the hedged item and the hedging instrument as the critical terms are aligned, such that the hedge ratio is
1:1
.
The change in the fair value of hedging instruments used to measure hedge ineffectiveness in the period mirrors that of the hypothetical derivative (hedged item) and was a $90m loss (2023: $14m loss).
Hedge ineffectiveness arises where the cumulative change in the fair value of the swaps exceeds the change in fair value of the future cash flows of the bonds, and may be due to any opening fair value of the hedging instrument, or a change in the credit risk of the Group or counterparty. There was no cumulative ineffectiveness in 2024 or 2023.
Amounts recognised in the cash flow hedge reserves are analysed in note 28.
Net investment hedges
The Group currently designates the following as net investment hedges of its foreign operations, being the net assets of certain Group subsidiaries with a US dollar functional currency:
– Borrowings under the RCF;
– Long-dated currency forward contracts; and
– Certain short-dated foreign exchange swaps.
There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a foreign exchange risk that will match the foreign exchange risk on the US dollar borrowings or foreign exchange swaps or forwards. The hedge ratio is 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component. Hedge effectiveness is assessed by comparing changes in the carrying amount of the hedging instrument that is attributable to a change in the spot rate with changes in the investment in the foreign operation due to movements in the spot rate.
The change in value of hedging instruments recognised in the currency translation reserve through other comprehensive income was a loss of $7m (2023: $15m gain). There was no ineffectiveness recognised in the Group income statement during the current or prior year.

23 8	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

23. Financial risk management and derivative financial instruments
continued
Interest and foreign exchange risk sensitivities
The following table shows the impact of a general strengthening in the US dollar against sterling and euro on the Group’s profit or loss before tax and net liabilities, and the impact of a rise in US dollar and sterling interest rates on the Group’s profit before tax. The impact of the strengthening in the euro against sterling on net liabilities is also shown, as this impacts the fair value of the currency swaps.

		2024 $m	2023 $m	2022 $m

(Decrease)/increase in profit before tax

Sterling: US dollar exchange rate	$0.05 fall	(38)	(14)	(3)

Euro: US dollar exchange rate	$0.05 fall	(7)	(3)	–

US dollar interest rates	1% increase	4	2	4

Sterling interest rates	1% increase	3	9	4

Decrease/(increase) in net liabilities

Sterling: US dollar exchange rate	$0.05 fall	3	(12)	27

Euro: US dollar exchange rate	$0.05 fall	25	49	50

Sterling: euro exchange rate	€ 0.05 fall	31	64	60
A strengthening of US dollar against sterling has a greater effect on profit before tax than on net liabilities as this mainly impacts balances between Group companies which are eliminated on consolidation.
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
Cash and cash equivalents are held in short-term deposits, repurchase agreements and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the UK or US, although $2m (2023: $30m) is held in countries where repatriation is restricted (
see note 17).
Medium- and long-term borrowing requirements are met through committed bank facilities and bonds as detailed in note 21.
The RCF contains
two
financial covenants: interest cover (Covenant EBITDA: Covenant interest payable) and a leverage ratio (Covenant net debt: Covenant EBITDA). These are tested at half year and full year on a trailing
12-month
basis.

	31 December 2024	a

Covenant test levels for RCF

Leverage	< 4.0x

Interest cover	>3.5x

	2024	2023	2022

Covenant measures

Covenant EBITDA ($m)	1,195	1,086	896

Covenant net debt ($m)	2,804	2,328	1,898

Covenant interest payable ($m)	123	88	109

Leverage	2.35	2.14	2.12

Interest cover	9.72	12.34	8.22
a. The same covenant test levels also applied at 31 December 2023 and 2022.
The interest margin payable on the RCF is linked to the Group’s credit rating and is currently 0.60%.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	23 9

23. Financial risk management and derivative financial instruments
continued
The following are the undiscounted contractual cash flows of financial liabilities, including interest payments and derivative financial instruments. Liabilities relating to the Group’s deferred compensation plan are excluded; their settlement is funded entirely by the realisation of the related deferred compensation plan investments and no net cash flow arises.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
31 December 2024	$m	$m	$m	$m	$m

Non-derivative financial liabilities:

Bank overdrafts	17	–	–	–	17

Bonds	482	531	1,859	837	3,709

Lease liabilities	52	50	139	3,125	3,366

Trade and other payables (excluding deferred and contingent purchase consideration)	589	1	1	3	594

Contingent purchase consideration	–	39	42	–	81

Financial guarantee contracts	31	–	–	–	31

Derivative financial instruments:

Currency swaps hedging bonds inflows	(66)	(66)	(1,324)	(837)	(2,293)

Currency swaps hedging bonds outflows	101	100	1,457	916	2,574

Forward currency contract inflows	–	–	(431)	–	(431)

Forward currency contract outflows	–	–	425	–	425

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
31 December 2023	$m	$m	$m	$m	$m

Non-derivative financial liabilities:

Bank overdrafts	44	–	–	–	44

Bonds	644	464	1,681	694	3,483

Lease liabilities	57	52	130	3,164	3,403

Trade and other payables (excluding deferred and contingent purchase consideration)	651	1	3	2	657

Deferred and contingent purchase consideration	13	–	81	–	94

Financial guarantee contracts	50	–	–	–	50

Derivative financial instruments:

Currency swaps hedging bonds inflows	(604)	(41)	(664)	(694)	(2,003)

Currency swaps hedging bonds outflows	653	59	704	696	2,112

Forward currency contract inflows	–	–	(438)	–	(438)

Forward currency contract outflows	–	–	425	–	425
Credit risk
Credit risk on cash and cash equivalents is minimised by operating a policy on the investment of surplus cash that generally restricts counterparties to those with a
BBB-
credit rating or better or those providing adequate security. The Group uses long-term credit ratings from S&P, Moody’s and Fitch Ratings as a basis for setting its counterparty limits.
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

240	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

23. Financial risk management and derivative financial instruments
continued
The table below analyses the Group’s short-term deposits, money market funds and repurchase agreement collateral classified as cash and cash equivalents by counterparty credit rating:

31 December 2024	AAA $m	AA+ $m	AA $m	AA- $m	A+ $m	A $m	A- $m	BBB+ and below $m	Total $m

Short-term deposits	–	–	–	41	107	249	–	14	411

Money market funds	415	–	–	–	–	–	–	–	415

Repurchase agreement collateral	26	9	2	3	–	–	–	–	40

31 December 2023	AAA $m	AA+ $m	AA $m	AA- $m	A+ $m	A $m	A- $m	BBB+ and below $m	Total $m

Short-term deposits	–	–	–	129	147	258	77	21	632

Money market funds	375	–	–	–	–	–	–	–	375

Repurchase agreement collateral	110	6	–	20	–	–	–	–	136
Capital risk management
The Group’s capital structure consists of net debt, issued share capital and reserves. The structure is managed with the objective of maintaining an investment grade credit rating, to provide ongoing returns to shareholders and to service debt obligations, while maintaining maximum operational flexibility and ensuring the Group is able to continue as a going concern. A key characteristic of IHG’s managed and franchised business model is that it is highly cash generative, with a high return on capital employed. Surplus cash is either reinvested in the business, used to repay debt or returned to shareholders.
The Group’s debt is monitored on the basis of a cash flow leverage ratio, being net debt divided by adjusted EBITDA. The Group has a stated aim of maintaining this ratio at 2.5x to 3.0x. The ratio at 31 December 2024 (which differs from the ratio as calculated for covenant tests) was 2.34 (2023: 2.09).
The Group currently has a senior unsecured long-term credit rating of BBB from S&P and a Baa2 rating from Moody’s. In the event of the S&P rating being downgraded below
BBB-
(a downgrade of two levels) there would be an additional
step-up
coupon of 1.25% payable on the bonds maturing between 2025 and 2029 and in the event of the Moody’s rating being downgraded below Baa3 (a downgrade of two levels) there would be an additional step-up
coupon of 1.25% payable on the bonds maturing in 2029. The bonds maturing in 2031 do not have a step-up
coupon.
24. Classification and measurement of financial instruments
Accounting classification and fair value hierarchy

		2024					2023

	Hierarchy of fair value measurement	Fair value $m	a	Amortised cost $m	Not categorised as a financial instrument $m	Total $m	Fair value $m	a	Amortised cost $m	Not categorised as a financial instrument $m	Total $m

Financial assets

Other financial assets	1,3 b	169		50	–	219	124		68	–	192

Cash and cash equivalents	1	415		593	–	1,008	375		947	–	1,322

Derivative financial instruments	2	4		–	–	4	20		–	–	20

Deferred compensation plan investments	1	286		–	–	286	250		–	–	250

Trade and other receivables	–	–		697	123	820	–		651	102	753

Financial liabilities

Derivative financial instruments	2	(78)		–	–	(78)	(25)		–	–	(25)

Deferred compensation plan liabilities	1	(286)		–	–	(286)	(250)		–	–	(250)

Loans and other borrowings	–	–		(3,274)	–	(3,274)	–		(3,166)	–	(3,166)

Trade and other payables	3	(73)		(594)	(61)	(728)	(69)		(670)	(47)	(786)

a.
With the exception of equity securities of $89m (2023: $87m) measured at fair value through other comprehensive income, all are measured at fair value through profit or loss. Of those, the financial assets related to the deferred compensation plan investments were designated as such upon initial recognition.

b.	Of those measured at fair value, $43m (2023: $14m) are Level 1 and $126m (2023: $110m) are Level 3.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	241

24. Classification and measurement of financial instruments
continued
Financial assets and liabilities measured at amortised cost whose carrying amount is not a reasonable approximation of fair value are as follows:

		2024		2023

	Hierarchy of fair value	Carrying value	Fair value	Carrying value	Fair value
	measurement	$m	$m	$m	$m

€ 500m 1.625% bonds 2024	1	–	–	555	545

£300m 3.75% bonds 2025	1	381	373	387	373

£350m 2.125% bonds 2026	1	441	418	449	416

€ 500m 2.125% bonds 2027	1	526	513	559	535

£400m 3.375% bonds 2028	1	502	471	509	476

€ 600m 4.375% bonds 2029	1	623	658	663	689

€ 750m 3.625% bonds 2031	1	784	786	–	–
Right of offset
Cash pooling arrangements (see note 17) and derivative financial instruments (see note 23) are entered into under master netting arrangements and other similar agreements. These instruments are not offset in the Group statement of financial position. Certain loans to and from an associate are offset as described in note 30. There are no other financial instruments with a significant fair value which are subject to enforceable master netting agreements.
Valuation techniques
Money market funds, deferred compensation plan investments and bonds
The fair value of money market funds (including accounts pledged as security in note 15), deferred compensation plan investments and bonds is based on their quoted market price.
Unquoted equity securities
Unquoted equity securities are fair valued using a discounted cash flow model, either internally or using professional external valuers. The significant unobservable inputs used to determine the fair value of the equity securities are RevPAR growth (based on the market-specific growth assumptions used by external valuers), pre-tax
discount rate which ranged from 6.4% to 10.0% (2023: 6.4% to 10.0%), and a non-marketability
factor which ranged from 20.0% to 30.0% (2023: 20.0% to 30.0%).
There is no material sensitivity arising from changes in assumptions.
Trade deposits and loans
The value of trade deposits and loans measured at FVTPL are reassessed as market interest rates and credit risk assessments change. The amount recognised is the discounted value of the total expected amount receivable of $31m, discounted using unobservable interest rates for loans with similar term and risk. There is no significant sensitivity arising from changes in interest rates.
Derivative financial instruments and other payables
Currency swaps and currency forwards are measured at the present value of future cash flows discounted back based on quoted forward exchange rates and the applicable yield curves derived from quoted interest rates. Adjustments for credit risk use observable credit default swap spreads.
The put option over part of the Group’s investment in the Barclay associate was valued at $nil at 31 December 2024 and 2023. The value is equal to the excess of the amount receivable under the option (which is based on the Group’s capital invested to date) over fair value. The fair value of the hotel was derived from a pricing opinion provided by a professional external valuer which is categorised as a Level 3 fair value measurement.
Deferred purchase consideration
Deferred purchase consideration arose in respect of the acquisition of Regent (see below). The final instalment of $13m was paid in 2024.

24 2	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

24. Classification and measurement of financial instruments
continued
Contingent purchase consideration
In 2018, the Group acquired a 51% controlling interest in Regent Hospitality Worldwide, Inc (‘RHW’), with put and call options existing over the remaining 49% shareholding exercisable in a phased manner from 2026 to 2033. The Group has a present ownership interest in the remaining shares and the acquisition was accounted for as 100% owned with no non-controlling
interest recognised and contingent purchase consideration comprising the present value of the expected amounts payable on exercise of the options based on the annual trailing revenue of RHW in the year preceding exercise with a floor applied.
The value of the contingent purchase consideration is subject to periodic reassessment as interest rates and RHW revenue expectations change. At 31 December 2024, it is assumed that $39m will be paid in 2026 to acquire an additional 25% of RHW with the remaining 24% acquired in 2028 for $42m. This assumes that the options will be exercised at the earliest permissible date which is consistent with the assumption made on acquisition. The amount recognised is the discounted value of the total expected amount payable of $81m. The discount rate applied is based on observable US corporate bond rates of similar term to the expected payment dates. The range of possible outcomes remains unchanged from the date of acquisition at $81m to $261m (undiscounted).
The significant unobservable inputs u
sed
to determine the fair value of the contingent purchase consideration are the projected trailing revenues of RHW and the date of exercising the options. If the annual trailing revenue of RHW were to exceed the floor by 10%, the amount of the contingent purchase consideration recognised in the Group Financial Statements would increase by $7m (2023: $7m). If the date for exercising the options is assumed to be 2033 and the amount payable is based on the floor, the amount of the undiscounted contingent purchase consideration would be $86m (2023: $86m).
Level 3 reconciliation

	Other financial assets $m	Other payables $m	Contingent purchase consideration $m

At 1 January 2023	103	(18)	(65)

Valuation losses recognised in other comprehensive income	(2)	–	–

Additions	8	–	–

Unrealised changes in fair value a	–	18	(4)

Exchange and other adjustments	1	–	–

At 31 December 2023	110	–	(69)

Additions	20	–	–

Unrealised changes in fair value	–	–	(4)

Repayments and disposals	(4)	–	–

At 31 December 2024	126	–	(73)

a.
The change in the fair value of other payables was recognised within share of profits/(losses) from associates and joint ventures in the Group income statement and was presented as an exceptional item (see note 6).

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	24 3

25. Reconciliation of profit for the year to cash flow from operations

	2024 $m	2023 $m	2022 $m

Profit for the year	628	750	376

Adjustments for:

Net financial expenses	140	52	96

Fair value losses/(gains) on contingent purchase consideration	4	4	(8)

Income tax charge	269	260	164

Operating profit adjustments:

Impairment loss/ (reversal) on financial assets	10	(1)	5

Other net impairment (reversals)/charges	–	–	(5)

Other operating exceptional items	12	(28)	100

Depreciation and amortisation	65	67	68

	87	38	168

Contract assets deduction in revenue	43	37	32

Share-based payments cost	44	36	30

Share of profits of associates and joint ventures (before exceptional items)	(10)	(13)	(1)

	77	60	61

System Fund adjustments:

Depreciation and amortisation	80	83	86

Impairment loss on financial assets	9	–	7

Other impairment charges	3	–	–

Share-based payments cost	23	20	16

Share of losses of associates	2	3	1

	117	106	110

Working capital and other adjustments:

Increase in deferred revenue	214	123	108

Increase in trade and other receivables	(106)	(70)	(132)

(Decrease)/increase in trade and other payables	(45)	31	121

Other adjustments	(7)	(5)	4

	56	79	101

Cash flows relating to exceptional items	8	(29)	(43)

Contract acquisition costs, net of repayments	(237)	(101)	(64)

Total adjustments	521	469	585

Cash flow from operations	1,149	1,219	961
In 2024, increase in deferred revenue includes $100m
of initial upfront payments
received in relation to
co-branding
agreements which will be recognised over the term of those agreements.

24 4	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

26. Retirement benefits
UK
Since 2014, UK retirement and death in service benefits are provided for eligible employees by the IHG UK Defined Contribution Pension Plan. Members are provided with defined contribution arrangements under this plan; benefits are based on each individual member’s personal account. The plan is HM Revenue & Customs registered and governed by an independent trustee, assisted by professional advisers as and when required. The overall operation of the plan is subject to the oversight of The Pensions Regulator.
The former defined benefit plan, the InterContinental Hotels UK Pension Plan, was wound up in 2015 following the completion of the buy-out
and transfer of the defined benefit obligations to Rothesay Life.
Residual defined benefit obligations remain in respect of additional benefits provided to members of an unfunded pension arrangement (‘UK plan’) who were affected by lifetime or annual allowances under the former defined benefit arrangements. Accrual under this arrangement ceased with effect from 1 July 2013 and a cash-out
offer in 2014 resulted in the extinguishment of approximately 70% of the unfunded pension obligations. The Group meets the benefit payment obligations of the remaining members as they fall due. A charge over certain ring-fenced accounts totalling $31m (£25m) at 31 December 2024 (see note
15
) is currently held as security on behalf of the remaining members.
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
Other post-employment benefits
The Group maintains immaterial post-employment benefit plans in countries including the Philippines, Dubai, India, Mexico and Thailand which are accounted for as defined benefit plans.
At 31 December 2024, the net retirement benefit asset relating to the Philippines plan was $3m (2023: $3m) comprising plan assets of $13m (2023: $12m) and a defined benefit obligation of $10m (2023: $9m).
A retirement benefit liability totalling $7m was recognised in respect of all other countries’ plans. Disclosures in this note concerning assumptions, sensitivities, estimates future benefit payments and duration of pension obligations relate to the UK and US plans and the US post-retirement plan and are not provided in relation to these immaterial plans.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	24 5

26. Retirement be
nef
its
continued
Movement in retirement benefit obligations

	2024 $m	2023 $m	2022 $m

At 1 January	66	66	92

Recognised in profit or loss

Interest expense	5	3	2

	5	3	2

Recognised in other comprehensive income

Actuarial (gain)/ loss arising from changes in:

Demographic assumptions	–	(1)	(1)

Financial assumptions	(3)	2	(22)

Experience adjustments	(1)	1	2

Re-measurement (gain)/ loss	(4)	2	(21)

Exchange and other adjustments	7	–	(2)

	3	2	(23)

Other

Group contributions	(6)	(5)	(5)

	(6)	(5)	(5)

At 31 December	68	66	66

Comprising:

UK plan	17	19	18

US plans	31	34	35

US post-retirement plan	13	13	13

Other post-employment benefit plans	7	–	–

	68	66	66
The value of benefits paid is equal to contributions paid into the plans by the Group.
Assumptions
The principal financial assumptions used by the actuaries to determine the defined benefit obligations are:

	2024%	2023%	2022%

UK plan only:

Pension increases	3.2	3.1	3.2

Inflation rate	3.2	3.1	3.2

Discount rate:

UK plan	5.6	4.8	5.0

US plans	5.3	4.7	4.9

US post-retirement plan	5.3	4.7	4.9

US healthcare cost trend rate assumed for the next year:

Pre-65 (ultimate rate reached in 203 5 )	8.6	7.8	6.9

Post-65 (ultimate rate reached in 203 5 )	9.7	8.6	7.3

Ultimate rate that the cost rate trends to	4.5	4.5	4.5

24 6	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

26. Retirement benefits
continued
Mortality is the most significant demographic assumption. The current assumptions for the UK are based on the S3PA ‘light’ year of birth tables with projected mortality improvements using the CMI_2023 model and a 1.25% per annum long-term trend and a smoothing parameter
(‘s-kappa’)
of 7.0 with weightings of 92% and 86% for pensioners and 87% and 86%
for non-pensioners,
male and female respectively. In the US, the current assumptions use rates from the
Pri-2012
Mortality Study and Generationally Projected with Scale
MP-2021
mortality tables.
The assumptions applied to the UK plan and US plans for life expectancy at retirement age are as follows:

	UK			US

	2024 years	2023 years	2022 years	2024 years	2023 years	2022 years

Current pensioners at 65 a – male	23	23	24	22	22	22

– female	25	25	26	23	23	23

Future pensioners at 65 b – male	23	23	25	23	23	23

– female	25	25	27	25	25	25

a.	Relates to assumptions based on longevity following retirement at the end of the reporting period.

b.	Relates to assumptions based on longevity relating to an employee retiring in 2044 .
The assumptions allow for expected increases in longevity.
Sensitivities
Changes in assumptions used for determining retirement benefit costs and obligations may have an impact on the Group income statement and the Group statement of financial position. The key assumptions are the discount rate, the rate of inflation, the assumed mortality rate and the healthcare costs trend rate. The sensitivity analysis below relates to the increase/(decrease) in the benefit obligation and is based on extrapolating reasonable changes in these assumptions, using year-end
conditions and assuming no interdependency between the assumptions:

		2024 $m	2023 $m

Discount rate	1% decrease	5	6

	1% increase	(5)	(6)

Inflation rate	0.25% decrease	(1)	(1)

	0.25% increase	–	1

Mortality rate	One-year increase	2	3

Healthcare costs trend rate	1% decrease	(1)	(1)

	1% increase	1	1
Estimated future benefit payments

	2024 $m	2023 $m

Within one year	5	5

Between one and five years	20	21

More than five years	81	86

	106	112
Average duration of pension obligations

	2024 years	2023 years

UK plan	12.0	13.0

US plans	7.1	7.5

US post-retirement plan	7.4	8.0
Defined contribution plans
The Group also operates a number of smaller pension plans outside the UK, the most significant of which is a defined contribution plan in the US which is designed to comply with the requirements
of the Internal Revenue Code Section 409A.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	24 7

27. Share-based payments
In 2023, the new Deferred Award Plan rules (‘DAP’) replaced the IHG Annual Performance Plan (‘APP’) and Long Term Incentive Plan (‘LTIP’) as a simplified, combined set of plan rules which govern the Company’s discretionary incentive plans.
Awards granted under the DAP can consist of Deferred Annual Incentive (‘DAI’), Long-Term Incentive (‘LTI’), Restricted Stock Unit (‘RSU’) and other ad hoc awards.
The DAP rules were approved at the AGM on 5 May 2023, with all LTI and RSU awards granted after this date and DAI awards granted in respect of 2024 and future APP years being subject to the rules of the DAP. All previously granted awards are subject to the LTIP and APP rules respectively.
Annual Performance/Deferred Annual Incentive Awards
Eligible employees (including Executive Directors) may receive all or part of their bonus in the form of deferred shares and/or receive one-off
awards of shares. Deferred shares in relation to annual performance-related bonus plans are released on the third anniversary of the award date. Awards are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason. The grant of deferred shares under the APP/DAP is at the discretion of the Remuneration Committee.
The number of shares is calculated by dividing a specific percentage of the participant’s annual performance-related bonus award by the average of the middle market quoted prices on the three consecutive business days following the announcement of the Group’s results for the relevant financial year.
Long Term Incentive and Restricted Stock Units
Executive Directors and eligible employees may receive conditional share awards, which normally have a vesting period of three years, subject to continued employment. In addition, certain LTI awards made to Executive Directors are normally subject to a further two-year
holding period after vesting.
LTI awards are subject to performance-based vesting conditions set by the Remuneration Committee, which are normally measured over the vesting period.
Awards are normally made annually and, except in exceptional circumstances, do not exceed the limit set out in the Directors’ Remuneration Policy and DAP Rules.
Colleague Share Plan
The Colleague Share Plan gives eligible corporate employees the opportunity to purchase shares up to an annual limit. After the end of the plan year, the participant will be awarded the right to receive one matching share for every purchased share (subject to continued employment). If the participant holds the purchased shares until the second anniversary of the end of the plan year, the conditional right to matching shares vests.
The total fair value of the Colleague Share Plan is not significant.

More detailed information on the performance measures for awards to Executive Directors is shown in the Directors’ Remuneration Report on pages 144 to 149.
Costs relating to share-based payment transactions

	2024 $m	2023 $m	2022 $m

Equity-settled

Operating profit before System Fund, reimbursables and exceptional items	37	31	28

System Fund	23	20	16

	60	51	44

Cash-settled

Operating profit before System Fund, reimbursables and exceptional items	7	5	2

	67	56	46
No consideration was received in respect of ordinary shares issued under option schemes during 2024, 2023 or 2022.

24 8	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

27. Share-based payments
continued
Option pricing models, assumptions and movements in awards outstanding

	APP			LTIP

	Binomial valuation model			Monte Carlo Simulation, Binomial and Finnerty valuation models

Option pricing models and assumptions	2024	2023	2022	2024	2023	2022

Weighted average share price (pence)	8,481.8	5,571.7	5,018.3	7,940.0	5,318.0	4,875.0

Expected dividend yield				2.12%	2.52% to 2.77%	2.29% to 2.67%

Risk-free interest rate				4.20%	3.85%	1.29%

Volatility a				26%	29% to 30%	35% to 45%

Term (years)	2.2	2.3	1.7	3.0	3.0	3.0

a.	The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

	APP/DAP	LTIP/DAP

Number of share awards (thousands)	Deferred shares/ one-off awards	Performance-related awards/LTI	Restricted stock units

Outstanding at 1 January 2022	348	872	1,350

Granted	236	323	706

Vested	(254)	(23)	(391)

Lapsed or cancelled	(9)	(239)	(90)

Outstanding at 31 December 2022	321	933	1,575

Granted	214	329	683

Vested	(186)	(180)	(533)

Lapsed or cancelled	(17)	(246)	(63)

Outstanding at 31 December 2023	332	836	1,662

Granted	104	279	495

Vested	(44)	(136)	(402)

Lapsed or cancelled	(6)	(148)	(106)

Outstanding at 31 December 2024	386	831	1,649

Fair value of awards granted during the year (cents)

2024	10,837.6	5,812.6	10,302.3

2023	6,926.4	3,169.7	6,351.0

2022	6,180.2	3,770.0	5,656.4

Weighted average remaining contract life (years)

At 31 December 2024	0.9	1.1	1.1

At 31 December 2023	1.5	1.3	1.3

At 31 December 2022	1.0	1.1	1.2
The above awards do not vest until the performance and service conditions have been met.
The weighted average share price at the date of exercise for share awards vested during the year was
8,225.7
p (2023:
5,470.3
p, 2022:
4,950.5
p) including Colleague Share Plan. The closing share price on 31 December 2024 was
9,954.0
p (31 December 2023:
7,090.0
p, 31 December 2022:
4,744.0
p) and the range during the year was
7,016.0
p to
10,180.0
p (2023:
4,832.0
p to
7,118.0
p, 2022:
4,193.0
p to
5,338.0
p).

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	24 9

28. Equity
Equity share capital

Allotted, called up and fully paid	Number of shares millions	Nominal value $m	Share premium $m	Equity share capital $m

At 1 January 2022 (ordinary shares of 20 340 / 399 p each)	187	53	101	154

Repurchased and cancelled under share repurchase programme	(4)	(1)	–	(1)

Exchange adjustments	–	(6)	(10)	(16)

At 31 December 2022 (ordinary shares of 20 340 / 399 p each)	183	46	91	137

Repurchased and cancelled under share repurchase programme	(11)	(3)	–	(3)

Exchange adjustments	–	3	4	7

At 31 December 2023 (ordinary shares of 20 340 / 399 p each)	172	46	95	141

Repurchased and cancelled under share repurchase programme	(7)	(2)	–	(2)

Exchange adjustments	–	(1)	(1)	(2)

At 31 December 2024 (ordinary shares of 20 340 / 399 p each)	165	43	94	137
In
February 2024,
the Board approved a $800m share buyback programme
w
h
i
c
h
 completed on
27 December 2024
. In February 2023, the Board approved a $750m share buyback programme which completed on 29 December 2023. In
August 2022
, the Board approved a $500m share buyback programme which completed on
31 January 2023
.
In the year ended 31 December 2024, 7.5m shares were repurchased for total consideration of $812m including $20m taxes and transaction costs and subsequently cancelled. The cost of treasury shares and related transaction costs have been deducted from retained earnings.
In the year ended 31 December 2023, 10.9m shares were repurchased for total consideration of $790m including $28m taxes and transaction costs and subsequently cancelled. Of the total consideration, $38m relate
d
to the completion of the 2022 programme and $752m relate
d
to the 2023 programme.
In the year ended 31 December 2022, 9.1m shares were repurchased for total consideration of $482m including $2m taxes and
transaction costs, of which 4.5m were held as treasury shares and 4.6m were cancelled.
When approving shareholder returns in 202
4
, 2023 and 202
2
, the Board first reviewed the Parent Company Financial Statements to confirm availability of sufficient distributable reserves.
For each of the share buyback programmes undertaken, authority was given to the Company at the respective AGM prior to commencement of the buyback.
In February 2025, the Board approved a furth
er $
900
m s
hare buyback programme
 to be completed by the end of 2025
. A resolution to renew the authority to repurchase shares will be put to shareholders at the AGM on 8 May 2025.
The Company no longer has an authorised share capital.
Shares held by employee share trusts

	Number of shares millions	Carrying value $m	Market value $m

31 December 2024	1.2	63.0	144.9

31 December 2023	0.8	35.0	73.6

31 December 2022	1.1	37.0	62.8
Shares held by employee share trusts includes 0.2m shares (2023: 0.2m shares) held in a nominee account on behalf of participants.

2 50	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

28. Equity
continued
Treasury shares

	Number of shares millions	Nominal value $m

At 1 January 2022	3.7	1.0

Transferred to employee share trusts	(0.7)	(0.2)

Repurchased under share repurchase programme	4.5	1.1

At 31 December 2022	7.5	1.9

Transferred to employee share trusts	(0.5)	(0.1)

Exchange adjustments	–	0.1

At 31 December 2023	7.0	1.9

Transferred to employee share trusts	(0.8)	(0.2)

Exchange adjustments	–	(0.1)

At 31 December 2024	6.2	1.6
Cash flow hedge reserves

	Cash flow hedge reserve $m	Cost of hedging reserve $m	Total $m

At 1 January 2022	16	(11)	5

Costs of hedging deferred and recognised in other comprehensive income	–	3	3

Change in fair value of currency swaps recognised in other comprehensive income	33	–	33

Reclassified from other comprehensive income to profit or loss – included in financial expenses	(43)	–	(43)

Deferred tax	2	–	2

At 31 December 2022	8	(8)	–

Change in fair value of currency swaps recognised in other comprehensive income	(30)	–	(30)

Reclassified from other comprehensive income to profit or loss – included in financial expenses	28	–	28

At 31 December 2023	6	(8)	(2)

Costs of hedging deferred and recognised in other comprehensive income	–	(11)	(11)

Change in fair value of currency swaps recognised in other comprehensive income	(113)	–	(113)

Reclassified from other comprehensive income to profit or loss – included in financial expenses	165	–	165

Deferred tax	(11)	–	(11)

At 31 December 2024	47	(19)	28
Amounts reclassified from other comprehensive income to financial expenses comprise $28m (2023: $14m, 2022: $14m) net interest payable on the currency swaps and an exchange loss of $137m (2023: $14m loss, 2022: $57m gain) which offsets a corresponding gain or loss on the hedged bonds.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	251

29. Contingencies and commitments
2022 criminal unauthorised access to technology systems
On 6 September 2022, the Group announced that parts of the Group’s technology systems had been subject to unauthorised activity causing disruption to IHG’s booking channels and other applications. No evidence of unauthorised access to systems storing guest data was identified and precautionary regulatory notifications were filed and have been closed. A previously filed class action was dismissed in its entirety during 2024 and the contingent liability has been eliminated.
Litigation
From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known; such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a material effect on the Group’s financial position or profitability. Previously reported contingent liabilities have been resolved or are considered remote.
It is the view of the Directors that, other than to the extent that liabilities have been provided for in these Group Financial Statements (see note
19
), it is not possible to quantify any loss to which these proceedings may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group’s financial position.
Other items
The Group had total commitments for capital expenditure of $8m at 31 December 2024 (2023: $10m). The Group has also committed to invest $16
m in one joint venture (2023: $
3
m in one associate).
30. Related party disclosures
Key management personnel

Total compensation	2024 $m	2023 $m	2022 $m

Short-term employment benefits	20.1	18.6	18.7

Contributions to defined contribution pension plans	0.4	0.5	0.5

Equity compensation benefits a	16.4	15.8	13.4

	36.9	34.9	32.6

a.	As measured in accordance with IFRS 2 ‘Share-based Payment’.
There were no other transactions with key management personnel, defined as the Board and Executive Committee, during the years ended 31 December 2024, 2023 or 2022.
Associates and joint ventures

	2024 $m	2023 $m	2022 $m

Fee revenue	12	11	9

Amounts receivable (net)	41	19	10

Amounts payable	–	(10)	–
The Group has a performance guarantee with a maximum exposure remaining of $4m (2023: $6m) for one associate.
The Group funds shortfalls in owner returns relating to the Barclay associate (s ee note 14
). In addition, loans both to and from the Barclay associate of $
237m (2023: $237m) are offset in accordance with the provisions of IAS 32 ‘Financial Instruments: Presentation’ and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent. The loans have an average interest rate of 4.1% (2023:
4.0%) and interest is presented net in the Group income statement. Notes
6 and 14
 contain details of other transactions with the Barclay associate.
Amounts receivable include $34
m preferred equity investments in three associates (2023: $12m in two associates) which are presented within other financial assets. The face value of these receivables is $43m, the difference to book value being due to discounting for time value of money and provisions for expected credit losses.

The closing loan and preferred equity balances above represent the maximum amount outstanding during the year.

25 2	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

31. System Fund and reimbursables
System Fund and reimbursable revenues and expenses comprise:

	2024 $m	2023 $m	2022 $m

System Fund revenues	1,611	1,564	1,217

Reimbursable revenues	1,000	896	832

System Fund and reimbursable revenues	2,611	2,460	2,049

System Fund expenses	(1,694)	(1,545)	(1,322)

Reimbursable expenses	(1,000)	(896)	(832)

System Fund and reimbursable expenses	(2,694)	(2,441)	(2,154)
System Fund revenues include:

	2024 $m	2023 $m	2022 $m

Loyalty programme revenues, net of the cost of point redemptions	355	379	228

Marketing, reservation and other hotel fees	1,256	1,185	989
System Fund expenses include:

	2024 $m	2023 $m	2022 $m

Marketing	520	498	408

Staff costs	436	399	341

Depreciation and amortisation	80	83	86

Impairment loss on trade receivables (note 16)	9	–	7

Other net impairment charges (note 11)	3	–	–
32. Events after the reporting period
On 17 February 2025, the Group completed the acquisition of the Ruby brand and related intellectual property (“Ruby brand”) from the Ruby Group for initial purchase consideration of €110.5m ($116m). Future payments to incentivise growth may be payable in 2030 and/or 2035 totalling up to €181m ($190m), contingent on the number of Ruby branded rooms operated by the seller at the end of the preceding year.
The Group expects to account for the transaction as an asset purchase and to recognise an intangible asset for the Ruby brand at cost, comprising the initial payment and the present value of expected future payments. Due to the proximity of the transaction to the date of these financial statements, the estimate has not been finalised. Further details will be provided in the interim results for 2025.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	25 3

33. Group companies
In accordance with Section 409 of the Companies Act 2006, a full list of entities in which the Group has an interest of greater than or equal to 20%, the registered office and effective percentage of equity owned as at 31 December 2024 are disclosed below. Unless otherwise stated, the ownership interest disclosed comprises either ordinary shares, certificated or un-certificated
membership interests which are indirectly held by InterContinental Hotels Group PLC.

Fully owned subsidiaries
10000 Champion Acquisition LLC (k)
24th Street JV Development LLC (k)
24th Street Operator Sub, LLC (k)
2250 Blake Street Hotel, LLC (k)
36th Street IHG Sub, LLC (k)
426 Main Ave, LLC (k)
46 Nevins Street Associates, LLC (k)
Alpha Kimball Hotel, LLC (k)
Asia Pacific Holdings Limited (n)
Barclay Operating Corp. (k)
BHMC Canada Inc. (o)
BHR Holdings B.V. (p)
BHR Pacific Holdings, Inc. (k)
BHTC Canada Inc. (o)
Blythswood Square Glasgow Hotel OpCo Limited (n)
BOC Barclay Sub LLC (k)
Bristol Oakbrook Tenant Company (k)
Cambridge Lodging LLC (k)
Capital Lodging LLC (k)
CECNY Land Holdings LLC (k)
CF Irving Owner, LLC (k)
CF McKinney Owner, LLC (k)
Compañia Inter-Continental De Hoteles El Salvador SA (n)
Crowne Plaza, LLC (k)
Cumberland Akers Hotel, LLC (k)
Dunwoody Operations, LLC (k)
Edinburgh George Street Hotel OpCo Limited (n)
EVEN Real Estate Holding LLC (k)
Grand Central Glasgow Hotel OpCo Limited (n)
Guangzhou SC Hotels Services Ltd. (t)
Hawthorne Land Holdings LLC (k)
HC International Holdings, Inc. (k)
HH France Holdings SAS (x)
HH Hotels (EMEA) B.V. (p)
HH Hotels (Romania) SRL (y)
HIM (Aruba) NV (z)
Hoft Properties LLC (k)
Holiday Hospitality Franchising, LLC (k)
Holiday Inn Mexicana S.A. (ab)
Holiday Inns (China) Limited (
cu
)
Holiday Inns (Courtalin) Holding SAS (x)
Holiday Inns (Courtalin) SAS (x)
Holiday Inns (Germany), LLC (k)
Holiday Inns (Jamaica), Inc. (k)
Holiday Inns (Middle East) Limited (
cu
)
Holiday Inns (Philippines), Inc. (k)
Holiday Inns (Saudi Arabia), Inc. (k)
Holiday Inns (Thailand) Limited (
cu
)
Holiday Inns (U.K.), Inc. (k)
Holiday Inns Crowne Plaza (Hong Kong), Inc. (k)
Holiday Inns Holdings (Australia) Pty Limited (aa)
Holiday Inns, Inc. (k)
Holiday Inns of Belgium N.V. (ad)
Holiday Pacific Equity Corporation (k)
Holiday Pacific Limited Liability Company (k)
Holiday Pacific Partners Limited Partnership (k)
Hotel InterContinental London (Holdings) Limited (n)
Hotel Inter-Continental London Limited (n)
Hoteles Y Turismo HIH SRL (n)
IC Hotelbetriebsführungs GmbH (ae)
IC Hotels Management (Portugal) Unipessoal, Lda (af)
IC International Hotels Limited Liability Company (ag)
IHC Arabia for Management, LLC (u)
IHC Hopkins (Holdings) Corp. (k)
IHC Hotel Limited (n)
IHC Hotel Management (EGY) LLC (
ac
)
IHC London (Holdings) (s)
IHC May Fair Hotel Limited (n)
IHC
M-H
(Holdings) Corp. (k)
IHC Overseas (U.K.) Limited (n)
IHC Willard (Holdings) Corp. (k)
IHG (Dominica) Ltd. (bk)
IHG (Marseille) SAS (x)
IHG (Myanmar) Limited (ah)
IHG (Thailand) Limited (bu)
IHG Bangkok Ltd. (v)
IHG Brasil Administracao de Hoteis e Servicos Ltda (ak)
IHG Commissions Services SRL (co)
IHG de Argentina SA (al)
IHG ECS (Barbados) SRL (co)
IHG Finance LLC (k)
IHG Franchising Brasil Ltda. (bd)
IHG Franchising DR Corporation (k)
IHG Franchising, LLC (k)
IHG Honduras S. de R.L. (
cq
)
IHG Hotels (New Zealand) Limited (an)
IHG Hotels Limited (n)
IHG Hotels Management (Australia) Pty Limited (aa)
IHG Hotels Nigeria Limited (ao)
IHG Hotels South Africa (Pty) Limited (ap)
IHG International Partnership (n)
IHG Istanbul Otel Yönetim Limited Sirketi (bx)
IHG Japan (Management), LLC (ar)
IHG Japan (Osaka), LLC (ar)
IHG
Korea
Management LLC (cj)
IHG Management (Maryland), LLC (k)
IHG Management (Netherlands) B.V. (p)
IHG Management d.o.o. Beograd (cc)
IHG Management MD Barclay Sub, LLC (k)
IHG Management SL d.o.o. (bo)
IHG Mexico Operaciones SA de CV (ab)
IHG Middle East Management Consultancies LLC (br)
IHG Peru SRL (cf)
IHG PS Nominees Limited (n)
IHG Systems Pty Ltd. (aa)
IHG Szalloda Budapest Szolgaltato Kft. (at)
IHG Technology Solutions, LLC (k)
IHG Universal Blvd Member LLC (k)
InterContinental Berlin Service Company GmbH (au)
InterContinental (PB) 1 (n)
InterContinental (PB) 3 Limited (n)
Intercontinental D.C. Operating Corp. (k)
Inter-Continental Florida Partner Corp. (k)
InterContinental Gestion Hotelera SLU (by)
InterContinental Hotel Berlin GmbH (au)
Inter-Continental Hoteleira Limitada (aw)
Inter-Continental Hotels (Montreal) Operating Corp. (ax)
InterContinental Hotels (Puerto Rico) Inc. (az)
Inter-Continental Hotels Corporation (k)
Intercontinental Hotels Corporation Limited (m)
InterContinental Hotels Group (Asia Pacific) Pte Ltd. (ai)
InterContinental Hotels Group (Australia) Pty Limited (aa)
InterContinental Hotels Group (Canada), Inc. (o)
InterContinental Hotels Group (Greater China) Limited (
cu
)
InterContinental Hotels Group (India) Private Limited (aq)
InterContinental Hotels Group (Japan), Inc. (k)
InterContinental Hotels Group (New Zealand) Limited (an)
InterContinental Hotels Group (Shanghai) Ltd. (bb)
InterContinental Hotels Group (Vietnam) Company Limited (q)
InterContinental Hotels Group Customer Services Limited (s)
InterContinental Hotels Group do Brasil Limitada (bc)
InterContinental Hotels Group Healthcare Trustee Limited (n)
InterContinental Hotels Group Operating Corp. (e) (k)
InterContinental Hotels Group Resources, LLC (k)
InterContinental Hotels Group Services Company (n)
InterContinental Hotels Italia, S.r.L. (be)
InterContinental Hotels Limited (a) (n)
InterContinental Hotels Managementgesellschaft mbH (bf)
InterContinental Hotels Management Montenegro d.o.o. (ce)
InterContinental Hotels Nevada Corporation (k)
InterContinental Hotels of San Francisco, Inc. (k)
Intercontinental IOHC (Mauritius) Limited (bg)
InterContinental Management AM, LLC (cm)
InterContinental Management Bulgaria EOOD (bp)
InterContinental Management France SAS (x)
InterContinental Management Poland sp. z.o.o. (cn)
InterContinental Overseas Holdings, LLC (k)
KG Benefits, LLC (k)
KG Gift Card Inc. (k)
KG Liability LLC (k)
KG Technology, LLC (k)
KHRG 851 LLC (k)
KHRG Aertson LLC (k)
KHRG Allegro, LLC (k)
KHRG Argyle, LLC (k)
KHRG Atlanta Midtown LLC (k)
KHRG Austin Beverage Company, LLC (k)
KHRG Baltimore, LLC (k)
KHRG Born LLC (k)
KHRG Boston Hotel, LLC (k)
KHRG Bozeman LLC (k)

25 4	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

33. Group companies
continued
KHRG Buckhead LLC (k)
KHRG Canary LLC (k)
KHRG Cayman LLC (k)
KHRG Cayman Employer Ltd. (cl)
KHRG Charlottesville LLC (k)
KHRG Dallas LLC (k)
KHRG Dallas Beverage Company, LLC (k)
KHRG Employer, LLC (k)
KHRG Gray LLC (k)
KHRG Gray U2 LLC (k)
KHRG Huntington Beach LLC (k)
KHRG Key West LLC (k)
KHRG King Street, LLC (k)
KHRG La Peer LLC (k)
KHRG Miami Beach LLC (k)
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
Kimpton Hotel Frankfurt GmbH (bf)
Kimpton Phoenix Licenses Holdings LLC (k)
Louisiana Acquisitions Corp. (k)
Luxury Resorts and Spas (France) SAS (ck)
Manchester Oxford Street Hotel OpCo Limited (n)
Mercer Fairview Holdings LLC (k)
Met Leeds Hotel OpCo Limited (s)
MH Lodging LLC (k)
Oxford Spires Hotel OpCo Limited (n)
Oxford Thames Hotel OpCo Limited (n)
PML Services LLC (k)
Pollstrong Limited (n)
Powell Pine, Inc. (k)
Priscilla Holiday of Texas, Inc. (k)
Project Capital Lending LLC (k)
PT Regent Indonesia (bh)
PT SC Hotels & Resorts Indonesia (bh)
Raison d’Etre Holdings (BVI) Limited (v)
Raison d’Etre Spas, Sweden AB (av)
Ravinia Republica Dominicana SRL (
cs
)
Regent Asia Pacific Hotel Management Limited (bw)
Regent Asia Pacific Management Limited (cp)
Regent Berlin GmbH (bf)
Regent International Hotels Ltd (bw)
Roxburghe Hotel Edinburgh OpCo Limited (n)
Russell London Hotel OpCo Limited (n)
SBS Maryland Beverage Company LLC (k)
SC Leisure Group Limited (n)
SC NAS 2 Limited (s)
SC Quest Limited (s)
SC Reservations (Philippines) Inc. (k)
SCH Insurance Company (bi)
Semiramis for training of Hotel Personnel and Hotel Management SAE (ch)
Six Continents Holdings Limited (n)
Six Continents Hotels Belize Limited (cb)
Six Continents Hotels de Colombia SA (bj)
Six Continents Hotels International Limited (n)
Six Continents Hotels, Inc. (k)
Six Continents International Holdings B.V. (p)
Six Continents Investments Limited (f) (n)
Six Continents Limited (n)
Six Continents Overseas Holdings Limited (n)
SixCo North America, Inc. (k)
Six Senses Americas IP, LLC (k)
Six Senses North America Management, LLC (k)
SLC Sustainable Luxury Cyprus Limited (
cr
)
SPHC Management Ltd. (bq)
SS Aetna Acquisition, LLC (k)
St. David’s Cardiff Hotel OpCo Limited (n)
Sustainable Luxury Holdings (BVI) Limited (v)
Sustainable Luxury Lanka Private Ltd. (ci)
Sustainable Luxury Maldives Private Limited (w)
Sustainable Luxury Mauritius Limited (as)
Sustainable Luxury Services (BVI) Limited (v)
Sustainable Luxury Singapore Private Limited (ai)
Sustainable Luxury UK Limited (n)
Wotton House Hotel OpCo Limited (s)
WY BLL Owner, LLC (k)
York Station Road Hotel OpCo Limited (s)
Subsidiaries where the effective interest is less than 100%
IHG ANA Hotels Group Japan LLC (74.66%) (ar)
IHG ANA Hotels Holdings Co., Ltd. (66%) (ar)
Regent Hospitality Worldwide, Inc. (51%) (bt)
Sustainable Luxury Holding (Thailand) Limited (49%) (
c
) (j) (aj)
Sustainable
Luxury Hospitality (Thailand) Limited (73.99%) (
c
) (j) (bl)
Sustainable Luxury Management (Thailand) Limited (73.99%) (
c
) (j) (aj)
Sustainable Luxury Operations (Thailand) Limited (99.9998%) (j) (aj)
Universal de Hoteles SA (99.99%) (j) (bj)
Associates, joint ventures and other
111 East 48th Street Holdings LLC (19.9%) (g) (h) (k)
131 West 23rd Owner, LLC (0%) (
b) (ct
)
Alkoer, Sociedad de Responsabilidad Limitada de Capital Variable (50%) (h) (cg)
ASR-JV
One,
LLC
 (0%) (d) (h) (l)
Beijing Orient Express Hotel Co., Ltd. (16.25%) (bm)
Blue Blood (Tianjin) Equity Investment Management Co., Limited (30.05%) (bn)
Carr SWW Subventure, LLC (26.67%) (g) (ca)
Carr Waterfront Hotel, LLC (11.73%) (g) (h) (ca)
China Hotel Investment Ltd. (30.05%) (i) (am)
Desarrollo Alkoer Irapuato S. de R.L. de C.V. (50%) (cg)
Desarrollo Alkoer Saltillo S. de R.L. de C.V. (50%) (cg)
Desarrollo Alkoer Silao S. de R.L. de C.V. (50%) (cg)
EDG Alpharetta EH, LLC (0%) (
b
) (h) (r)
Gestion Hotelera Gestel, C.A. (50%) (c) (h) (ba)
Groups360, LLC (12.02%) (h) (l)
Inter-Continental Hotels Saudi Arabia Ltd. (40%) (bs)
NF III Seattle, LLC (25%) (g) (r)
NF III Seattle Op Co, LLC (25%) (g) (r)
Nuevas Fronteras S.A. (23.66%) (cd)
President Hotel & Tower Co Ltd. (30%) (bu)
Sustainable Luxury Gravity Global Private Limited (51%) (h) (bz)
SURF-Samui Pte. Ltd. (49%) (ay)
Tianjin ICBCI IHG Equity Investment Fund Management Co., Limited (21.04%) (bv)
Universal Blvd Hotel Venture LLC (25%) (k)

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	25 5

33. Group companies
continued
Key

a)	Directly owned by InterContinental Hotels Group PLC

b)	8% cumulative preference shares

c)	Ordinary A and ordinary B shares

d)	12.5% cumulative preference shares

e)	1 ⁄ 4 vote ordinary shares and ordinary shares

f)	Ordinary shares, 5% cumulative preference shares and 7% cumulative preference shares

g)	The entities do not have share capital and are governed by an operating agreement

h)	Accounted for as associates and joint ventures due to IHG’s decision-making rights contained in the partnership agreement

i)	Accounted for as an other financial asset due to IHG being unable to exercise significant influence over the financial and operating policy decisions of the entity

j)	Minority interest relates to one or more individual shareholders who are employed or were previously employed by the entity
Registered addresses

(k)	Three Ravinia Drive, Suite 100, Atlanta, GA 30346, USA
(l)	251 Little Falls Drive, Suite 400, Wilmington, New Castle County, DE19808, USA
(m)	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
(n)	1 Windsor Dials, Arthur Road, Windsor, Berkshire, SL4 1RS, UK
(o)	333 Bay Street, Suite 400, Toronto M5H 2R2, Ontario, Canada
(p)	Kingsfordweg 151, 1043 GR Amsterdam, The Netherlands
(q)	Room No. 23, Floor 16, Saigon Tower Building, 29 Le Duan Street, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam
(r)	The Corporation Trust Centre, 1209 Orange Street, Wilmington, DE 19801, USA
(s)	c/o BDO LLP, 5 Temple Square, Liverpool, L2 5RH, UK
(t)	Building 4, No 13 Xiao Gang Zhong Ma Road, Zhuhai District, Guangzhou, Guangdong, P.R. China
(u)	Building 7229, Al Aqeeq District, Riyadh 13519, Saudi Arabia
(v)	Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola VG1110, British Virgin Islands
(w)	c/o Premier Corporate Services Limited, 3B, MA. Maadheli, Majeedhee Magu, Male, Republic of Maldives
(x)	31–33 rue Mogador, 75009 Paris, France
(y)	Bucharest, 2nd District, 2 Gara Herăstrău Street, 2nd floor, module 33, Romania
(z)	J E Irausquin Boulevard 93, 1Eagle/ Paardenbaai, Oranjestad West, Aruba
(aa)	Level 11, 20 Bond Street, Sydney NSW 2000, Australia
(ab)	Ontario # 1050, Col. Providencia, Guadalajara, Jalisco CP44630, Mexico
(ac)	Administrative unit no. 8, the ground floor of the building F1, El Emdad and El Tamween Street, Nasr City, Cairo, the Arab Republic of Egypt
(ad)	Rond-Point Robert Schuman 11, 1040 Brussels, Belgium
(ae)	QBC 4 – Am Belvedere 4, 1100, Vienna, Austria
(af)	Avenida da Republica, no 52 – 9, 1069 – 211, Lisbon, Portugal
(ag)	Room 60, Section 11 Floor 3 Premises I, Building 1, House 125, Varshavskoye shosse Str, Vn.Ter.G. Municipal District Severnoye Chertanovo, Moscow City, 117587, Russia
(ah)	No. 84, Pan Haliain Street, Unit #1, Level 8, Uniteam Marine Office Building, Sanchuang Township, Yangon, Myanmar
(ai)	230 Victoria Street, #13-00 Bugis Junction Towers, 188024, Singapore
(aj)	57, 9th Floor, Park Ventures Ecoplex, Unit 902–904, Wireless Road, Limpini, Pathum Wan Bangkok 103330, Thailand
(ak)	Alameda Jau 536, Suite 3S-B, 01420-000 São Paulo, Brazil
(al)	Avenida Cordoba 1547, piso 8, oficina A, 1055 Buenos Aires, Argentina
(am)	The Phoenix Centre, George Street, Belleville St. Michael, Barbados
(an)	Level 10, 55 Shortland Street, Auckland Central, Auckland 1010, New Zealand
(ao)	1, Murtala Muhammed Drive, Ikoyi, Lagos, Nigeria
(ap)	Central Office Park Unit 4, 257 Jean Avenue, Centurion 0157, South Africa
(aq)	11th Floor, Building No. 10, Tower C, DLF Phase-II, DLF Cyber City, Gurgaon, Haryana-122002, India
(ar)	20th Floor, Toranomon Kotoshira Tower, 2–8, Toranomon 1-chom, Minato-ku, 105-0001, Tokyo, Japan
(as)	Venture Corporate Services (Mauritius) Ltd, Level 3, Tower 1, Nexteracom Towers, Cybercity, Ebene, Mauritius
(at)	1103 Budapest, Köér utca 2/A. C. ép., Hungary
(au)	Budapester Str. 2, 10787 Berlin, Germany
(av)	Grevgatan 15, 11453 Stockholm, Sweden
(aw)	Alameda Jau 536, Suite 3S-E, 01420-000 São Paulo, Brazil
(ax)	1980 Pérodeau Street, Vaudreuil-Dorion, J7V 8P7, Quebec, Canada
(ay)	168 Robinson Road, #16–01 SIF Building, 068899, Singapore
(az)	361 San Francisco Street Penthouse, San Juan, PR 00901, Puerto Rico
(ba)	Hotel Tamanaco Inter-Continental, Final Av. Ppal, Mercedes, Caracas, Venezuela
(bb)	22/F Citigroup Tower, No. 33 Huayanshiqiao Road, Lujiazui, Pudong New Area, 200120, Shanghai, P.R. China
(bc)	Alameda Jau 536, Suite 3S-C, 01420-000 São Paulo, Brazil
(bd)	Alameda Jau 536, Suite 3S-D, 01420-000 São Paulo, Brazil
(be)	Viale Monte Nero n.84, 20135 Milano, Italy
(bf)	Thurn-und-Taxis-Platz 6 – 60313 Frankfurt am Main, Germany
(bg)	Juris Tax Services Ltd. Level 12, NeX Teracom Tower II, Ebene, Mauritius
(bh)	Menara Imperium 22nd Floor, Suite D, JI. HR. Rasuna Said Kav.1, Guntur Sub-district, Setiabudi District, South Jakarta 12980, Indonesia
(bi)	Primmer Piper Eggleston & Cramer PC, 30 Main St., Suite 500, P.O. Box 1489, Burlington, VT 05402-1489, USA
(bj)	Calle 49, Sur 45 A 300, Oficina 1102, 055422 Envigado, Antioquia, Colombia
(bk)	10 Kings Lane, Roseau, Dominica
(bl)	No. 56 Moo 5, Tambol Koh Yao Noi, Amphur Ko Yao, Pang-nga Province 82160, Thailand
(bm)	Room 311, Building 1, No. 6 East Wen Hua Yuan Road, Beijing Economy and Technology Development Zone, Beijing, P.R. China

25 6	IHG	Annual Report and Form 20-F 2024

Notes to the Group Financial Statements continued

33. Group companies
continued
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
(bo)	Cesta v Mestni log 1, 1000 Ljubljana, Slovenia
(bp)	37A Professor Fridtjof Nansen Street, 5th Floor, District Sredets, Sofia, 1142, Bulgaria
(bq)	C/o Holiday Inn & Suites, Cnr Waigani Drive & Wards Road, Port Moresby, National Capital District, Papua New Guinea
(br)	Suite 2201, Festival Tower, Dubai Festival City, Al Rebbat St., P.O. Box 58191, Dubai, United Arab Emirates
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
(bw)	14th Floor, South China Building, 1–3 Wyndham Street, Hong Kong, SAR
(bx)	Maslak Mah. Eski Büyükdere Cad. Orjin Maslak İŞ, Merkezi Sitesi No: 27 IC KapiI No: 4 Sariyer/Istanbul, Turkey
(by)	Paseo de Recoletos 37 – 41, 28004 Madrid, Spain
(bz)	B-11515 Bhikaj Cama Place, New Delhi, South Delhi, 110066 India
(ca)	Carr Hospitality, LLC, 1455 Pennsylvania Avenue, NW, Suite 200, Washington, DC 20004, USA
(cb)	84 Albert Street, Belize City, Belize, C.A.
(cc)	Krunska 73, 3rd floor, office no.3, Vračar, 11000 Belgrade, Serbia
(cd)	Moreno 809 2 Piso, C1091AAQ Buenos Aires, Argentina
(ce)	Bulevar Svetog Petra Cetinjskog 149 – 81000 Podgorica, Montenegro
(cf)	Bernard Monteagudo 201, 15076, Lima, Peru
(cg)	Avenida Ejercito Nacional Mexicano No. 769, Torre B Piso 8, Granada, Miguel Hidalgo, Ciudad de Mexico, CP 11520, Mexico
(ch)	Ground Floor, Al Kamel Law Building, Plot 52-b, Banks Area, Six of October City, Egypt
(ci)	Shop No. L3–6, Amity Building, No. 125 High Level Road, Maharagama, Colombo, Sri Lanka
(cj)	Units 3082, 30th Floor,aYeongdong-daero, Gangnam-gu, Seoul, Republic of Korea
(ck)	291 Rue des Tovets, Courchével 1850, 73120, Courchével, France
(cl)	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
(cm)	23/6 D, Anhaght Str., Yerevan, 0069, Armenia
(cn)	Generation Park Z – ul. Towarowa 28, 00-839 Warsaw, Poland
(co)	Suite 1, Ground Floor, The Financial Services Centre, Bishops Court Hill, St. Michael, BB14004, Barbados
(cp)	Brumby Centre, Lot 42, Jalan Muhibbah, 87000 Labuan F.T., Malaysia
(cq)	Blvd, Morazan, Centro Comercial El Dorado, 6th Floor, Tegucigalpa, Honduras
(cr)	ATS Services Limited, Capital Center, 9th Floor, 2–4 Arch, Makarios III Ave., 1065 Nicosia, Cyprus
(cs)	Max Henriquez Ureña N° 11, Ensanche Naco, Santo Domingo de Guzman, Distrito Nacional, Santo Domingo
(ct)	Harvard Business Services, Inc. 16192 Coastal Hwy, Lewes, Delaware 19958, USA
(cu)	Room 1928, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	257

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

258	IHG	Annual Report and Form 20-F 2024

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	259

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

260	IHG	Annual Report and Form 20-F 2024

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	261

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

262	IHG	Annual Report and Form 20-F 2024

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	263

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

264	IHG	Annual Report and Form 20-F 2024

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	265

266	IHG	Annual Report and Form 20-F 2024

Other Financial Information

Use of Non-GAAP measures

In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures.

Further explanation in relation to these measures and their definitions can be found on pages 103 to 108.

Revenue and operating profit Non-GAAP reconciliations

Highlights for the year ended 31 December 2024

Reportable segments

	Revenue				Operating profit

	2024 $m	2023 $m	Change $m	Change %	2024 $m	2023 $m	Change $m	Change %

Per Group income statement	4,923	4,624	299	6.5	1,041	1,066	(25)	(2.3)

System Fund and reimbursables	(2,611)	(2,460)	(151)	6.1	83	(19)	102	NM	[a]

Operating exceptional items	–	–	–	–	–	(28)	28	NM	[a]

Reportable segments	2,312	2,164	148	6.8	1,124	1,019	105	10.3

Reportable segments analysed as:

Fee business	1,774	1,672	102	6.1	1,085	992	93	9.4

Owned, leased and managed lease	515	471	44	9.3	45	29	16	55.2

Insurance activities	23	21	2	9.5	(6)	(2)	(4)	200.0

	2,312	2,164	148	6.8	1,124	1,019	105	10.3

a.	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying revenue and underlying operating profit

	Revenue					Operating profit

	2024 $m	2023 $m	Change $m	Change %		2024 $m	2023 $m	Change $m	Change %

Reportable segments (see above)	2,312	2,164	148	6.8		1,124	1,019	105	10.3

Owned, leased and managed lease asset disposals[a]	(8)	(10)	2	(20.0)		4	3	1	33.3

Currency impact	–	(7)	7	NM	[b]	–	(12)	12	NM	[b]

Underlying revenue and underlying operating profit	2,304	2,147	157	7.3		1,128	1,010	118	11.7

a.	The results of one Regent hotel are removed in 2024 (being the year of lease expiration) and in 2023 to determine the underlying growth.

b.	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying fee revenue and underlying fee operating profit

	Revenue					Operating profit

	2024 $m	2023 $m	Change $m	Change %		2024 $m	2023 $m	Change $m	Change %

Reportable segments fee business (see above)	1,774	1,672	102	6.1		1,085	992	93	9.4

Currency impact	–	(9)	9	NM	[a]	–	(11)	11	NM	[a]

Underlying fee revenue and underlying fee operating profit	1,774	1,663	111	6.7		1,085	981	104	10.6

a.	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	267

Revenue and operating profit Non-GAAP reconciliations continued

Americas

	Revenue					Operating profit[b]

	2024 $m	2023 $m	Change $m	Change %		2024 $m	2023 $m	Change $m	Change %

Per Group financial statements, note 2	1,141	1,105	36	3.3		828	815	13	1.6

Reportable segments analysed asa:

Fee business	979	957	22	2.3		795	787	8	1.0

Owned, leased and managed lease	162	148	14	9.5		33	28	5	17.9
	1,141	1,105	36	3.3		828	815	13	1.6

Reportable segments (see above)	1,141	1,105	36	3.3		828	815	13	1.6

Currency impact	–	(3)	3	NM	[c]	–	(4)	4	NM	[c]

Underlying revenue and underlying operating profit	1,141	1,102	39	3.5		828	811	17	2.1

a.	Revenues as included in the Group Financial Statements, note 3.

b.	Before exceptional items.

c.	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

EMEAA

	Revenue					Operating profit[b]

	2024 $m	2023 $m	Change $m	Change %		2024 $m	2023 $m	Change $m	Change %

Per Group financial statements, note 2	748	677	71	10.5		270	215	55	25.6

Reportable segments analysed asa:

Fee business	395	354	41	11.6		258	214	44	20.6

Owned, leased and managed lease	353	323	30	9.3		12	1	11	1,100.0
	748	677	71	10.5		270	215	55	25.6

Reportable segments (see above)	748	677	71	10.5		270	215	55	25.6

Owned, leased and managed lease asset disposals[d]	(8)	(10)	2	(20.0)		4	3	1	33.3

Currency impact	–	(3)	3	NM	[c]	–	(5)	5	NM	[c]

Underlying revenue and underlying operating profit	740	664	76	11.4		274	213	61	28.6

a.	Revenues as included in the Group Financial Statements, note 3.

b.	Before exceptional items.

c.	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

d.	The results of one Regent hotel are removed in 2024 (being the year of lease expiration) and in 2023 to determine the underlying growth.

268	IHG	Annual Report and Form 20-F 2024

Other Financial Information continued

Revenue and operating profit Non-GAAP reconciliations continued

Greater China

	Revenue					Operating profit[b]

	2024 $m	2023 $m	Change $m	Change %		2024 $m	2023 $m	Change $m	Change %

Per Group financial statements, note 2	161	161	–	–		98	96	2	2.1

Reportable segments analysed asa:
Fee business	161	161	–	–		98	96	2	2.1

Reportable segments (see above)	161	161	–	–		98	96	2	2.1

Currency impact	–	(2)	2	NM	[c]	–	(1)	1	NM	[c]

Underlying revenue and underlying operating profit	161	159	2	1.3		98	95	3	3.2

a.	Revenues as included in the Group Financial Statements, note 3.

b.	Before exceptional items.

c.	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Highlights for the year ended 31 December 2023

Reportable segments

	Revenue				Operating profit

	2023 $m	2022 $m	Change $m	Change %	2023 $m	2022 $m	Change $m	Change %

Per Group income statement	4,624	3,892	732	18.8	1,066	628	438	69.7

System Fund and reimbursables	(2,460)	(2,049)	(411)	20.1	(19)	105	(124)	NM	[a]

Operating exceptional items	–	–	–	–	(28)	95	(123)	NM	[a]

Reportable segments	2,164	1,843	321	17.4	1,019	828	191	23.1

Reportable segments analysed as:

Fee business	1,672	1,434	238	16.6	992	805	187	23.2

Owned, leased and managed lease	471	394	77	19.5	29	19	10	52.6

Insurance activities	21	15	6	40.0	(2)	4	(6)	NM	[a]
	2,164	1,843	321	17.4	1,019	828	191	23.1

a.	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying revenue and underlying operating profit

	Revenue					Operating profit

	2023 $m	2022 $m	Change $m	Change %		2023 $m	2022 $m	Change $m	Change %

Reportable segments (see above)	2,164	1,843	321	17.4		1,019	828	191	23.1

Significant liquidated damages[b]	–	(7)	7	NM	[a]	–	(7)	7	NM	[a]

Owned, leased and managed lease asset disposals[c]	–	(19)	19	NM	[a]	–	(2)	2	NM	[a]

Currency impact	–	–	–	–		–	(1)	1	NM	[a]

Underlying revenue and underlying operating profit	2,164	1,817	347	19.1		1,019	818	201	24.6

a.	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

b.	$7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA.

c.	The results of three UK Portfolio hotels and one InterContinental Hotel have been removed in 2022 (being the year of lease expiration) to determine underlying growth.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	269

Revenue and operating profit Non-GAAP reconciliations continued

Underlying fee revenue and underlying fee operating profit

	Revenue					Operating profit

	2023 $m	2022 $m	Change $m	Change %		2023 $m	2022 $m	Change $m	Change %

Reportable segments fee business (see above)	1,672	1,434	238	16.6		992	805	187	23.2

Significant liquidated damages[a]	–	(7)	7	NM	[b]	–	(7)	7	NM	[b]

Currency impact	–	(4)	4	NM	[b]	–	(2)	2	NM	[b]

Underlying fee revenue and underlying fee operating profit	1,672	1,423	249	17.5		992	796	196	24.6

a.	$7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA.

b.	Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Fee margin reconciliation

	2024 $m	2023 $m	2022 $m

Revenue

Reportable segments analysed as fee business (page 266)	1,774	1,672	1,434

Significant liquidated damages[a]	–	–	(7)

	1,774	1,672	1,427

Operating profit[b]

Reportable segments analysed as fee business (page 266)	1,085	992	805

Significant liquidated damages[b]	–	–	(7)

	1,085	992	798

Fee margin[c]	61.2%	59.3%	55.9%

a.	$7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA.

b.	Before exceptional items.

c.	Reported as a KPI on page 40.

Fee margin is broken down by region as follows:

Year ended 31 December 2024	Americas	EMEAA	Greater China	Central	Total

Revenue $m

Reportable segments analysed as fee business (pages 267 to 268)	979	395	161	239	1,774

	979	395	161	239	1,774

Operating profit[a]

Reportable segments analysed as fee business (pages 267 to 268)	795	258	98	(66)	1,085

	795	258	98	(66)	1,085

Fee margin	81.2%	65.3%	60.9%	(27.6)%	61.2%

a.	Before exceptional items.

270	IHG	Annual Report and Form 20-F 2024

Other Financial Information continued

Fee margin reconciliation continued

Year ended 31 December 2023	Americas	EMEAA	Greater China	Central	Total

Revenue $m

Reportable segments analysed as fee business (pages 267 to 268)	957	354	161	200	1,672

	957	354	161	200	1,672

Operating profit[a]

Reportable segments analysed as fee business (pages 267 to 268)	787	214	96	(105)	992

	787	214	96	(105)	992

Fee margin	82.2%	60.5%	59.6%	(52.5)%	59.3%

Year ended 31 December 2022	Americas	EMEAA	Greater China	Central	Total

Revenue $m

Reportable segments analysed as fee business (see above)	879	284	87	184	1,434

Significant liquidated damages	–	(7)	–	–	(7)

	879	277	87	184	1,427

Operating profit[a]

Reportable segments analysed as fee business (see above)	741	153	23	(112)	805

Significant liquidated damages	–	(7)	–	–	(7)

	741	146	23	(112)	798

Fee margin	84.3%	52.7%	26.4%	(60.9)%	55.9%

a.	Before exceptional items.

Net and gross capital expenditure reconciliation

	12 months ended 31 December

$m	2024 $m	2023 Re-presented[a] $m

Net cash from investing activities	(99)	(137)

Adjusted for:

Contract acquisition costs, net of repayments	(237)	(101)

System Fund depreciation and amortisation[b]	82	81

Payment of deferred purchase consideration	10	–

(Repayments)/payments related to investments supporting the Group’s insurance activities	(5)	11

Finance lease receipts	(4)	–

Net capital expenditure	(253)	(146)

Further adjusted for:

Disposals and repayments, including other financial assets	(15)	(8)

Repayment of contract acquisition costs	–	(7)

System Fund depreciation and amortisation[b]	(82)	(81)

Gross capital expenditure	(350)	(242)

a.	Re-presented to reflect the updated definition of gross and net capital expenditure, see pages 107 and 108.

b.	Excludes depreciation on right-of-use assets.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	271

Net and gross capital expenditure reconciliation continued

	12 months ended 31 December 2024			12 months ended 31 December 2023 Re-presented[a]

$m	Gross	Repaid	Net	Gross	Repaid	Net

Analysed as:

Key money contract acquisition costs	(206)	–	(206)	(108)	7	(101)

Maintenance	(31)	–	(31)	(38)	–	(38)

Recyclable capital expenditure:

Recyclable contract acquisition costs	(31)	–	(31)	–	–	–

Other recyclable investments	(37)	15	(22)	(50)	8	(42)

Capital expenditure: System Fund investments	(45)	82	37	(46)	81	35

Total capital expenditure	(350)	97	(253)	(242)	96	(146)

a.	Re-presented to reflect the updated definition of gross and net capital expenditure, see pages 107 and 108.

Adjusted free cash flow reconciliation

	12 months ended 31 December

	2024 $m	2023 Re-presented $m [b]	2022 Re-presented $m [b]	2021 Re-presented $m [b]	2020 Re-presented $m [b]

Net cash from operating activities	724	893	646	636	137

Adjusted for:

Purchase of shares by employee share trusts	(27)	(8)	(1)	–	–

Gross maintenance capital expenditure	(31)	(38)	(44)	(33)	(43)

Cash flows relating to exceptional items	(8)	29	43	12	87

Principal element of lease payments	(46)	(28)	(36)	(32)	(65)

Deferred purchase consideration	3	–	–	–	–

Recyclable contract acquisition costs	31	–	–	–	–

Repayments/(payments) related to investments supporting the Group’s insurance activities	5	(11)	7	6	9

Finance lease receipts	4	–	–	–	–

Adjusted free cash flow[a]	655	837	615	589	125

a.	Reported as a KPI on page 41.

b.	Re-presented to reflect the updated definition of adjusted free cash flow, see pages 107 and 108.

Adjusted interest reconciliation

	12 months ended 31 December

	2024 $m	2023 $m	2022 $m

Net financial expenses

Financial income	63	39	22

Financial expenses	(203)	(91)	(118)

	(140)	(52)	(96)

Adjusted for:

Interest attributable to the System Fund	(50)	(44)	(16)

Foreign exchange losses/(gains)	25	(35)	(10)

	(25)	(79)	(26)

Adjusted interest	(165)	(131)	(122)

272	IHG	Annual Report and Form 20-F 2024

Other Financial Information continued

Adjusted tax and tax rate reconciliations

	2024			2023			2022

	Profit before tax $m	Tax $m	Rate %	Profit before tax $m	Tax $m	Rate %	Profit before tax $m	Tax $m	Rate %

Group income statement	897	(269)	30.0	1,010	(260)	25.7	540	(164)	30.4

Adjusted for:

Operating exceptional items	–	–		(28)	7		95	(26)

Foreign exchange losses/(gains)	25	3		(35)	(3)		(10)	(4)

System Fund	83	4		(19)	3		105	–

Interest attributable to the System Fund	(50)	–		(44)	–		(16)	–

Fair value losses/(gains) on contingent purchase consideration	4	–		4	–		(8)	–

	959	(262)	27.3	888	(253)	28.5	706	(194)	27.5

Adjusted earnings per ordinary share reconciliation

	12 months ended 31 December

	2024 $m	2023 $m	2022 $m

Profit available for equity holders	628	750	375

Adjusting items:

System Fund and reimbursable result	83	(19)	105

Interest attributable to the System Fund	(50)	(44)	(16)

Operating exceptional items	–	(28)	95

Fair value losses/(gains) on contingent purchase consideration	4	4	(8)

Foreign exchange losses/(gains)	25	(35)	(10)

Tax attributable to the System Fund	4	3	–

Tax on foreign exchange losses/(gains)	3	(3)	(4)

Tax on exceptional items	–	7	(26)

Adjusted earnings	697	635	511

Basic weighted average number of ordinary shares (millions)	161.2	169.0	181.0

Adjusted earnings per ordinary share (cents)	432.4	375.7	282.3

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	273

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

References to RevPAR, occupancy and ADR are presented on a comparable basis comprising groupings of hotels that have traded in both the current and prior year. The principal exclusions in deriving this measure are new hotels, hotels closed for major refurbishment and hotels sold in either of the two years. RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

The following tables present RevPAR statistics for the year ended 31 December 2024 and a comparison to 2023. Fee business and owned, leased and managed lease statistics are for comparable hotels and include only those hotels in the Group’s System at 31 December 2024 and franchised, managed, owned, leased or operated under a managed lease by the Group since 1 January 2023. The comparison with 2023 is at constant US$ exchange rates.

	Fee business		Owned, leased and managed lease

	2024	Change vs 2023	2024	Change vs 2023

Americas

InterContinental

Occupancy	67.7	2.3%pts	–	–

Average daily rate	$244.99	4.2%	–	–

RevPAR	$165.75	7.8%	–	–

Kimpton

Occupancy	73.1	2.5%pts	–	–

Average daily rate	$281.02	(1.4)%	–	–

RevPAR	$205.44	2.1%	–	–

Hotel Indigo

Occupancy	68.6	1.3%pts	–	–

Average daily rate	$189.11	1.2%	–	–

RevPAR	$129.64	3.1%	–	–

Crowne Plaza

Occupancy	62.4	0.8%pts	–	–

Average daily rate	$150.15	3.2%	–	–

RevPAR	$93.65	4.6%	–	–

EVEN Hotels

Occupancy	71.0	3.9%pts	–	–

Average daily rate	$161.54	(0.3)%	–	–

RevPAR	$114.63	5.6%	–	–

Holiday Inn Express

Occupancy	69.6	0.0%pts	–	–

Average daily rate	$132.99	1.6%	–	–

RevPAR	$92.62	1.7%	–	–

Holiday Inn

Occupancy	63.5	0.2%pts	70.5	3.3%pts

Average daily rate	$130.76	2.0%	$260.36	9.9%

RevPAR	$82.97	2.3%	$183.55	15.3%

avid hotels

Occupancy	66.0	2.7%pts	–	–

Average daily rate	$106.13	0.0%	–	–

RevPAR	$70.04	4.3%	–	–

274	IHG	Annual Report and Form 20-F 2024

Other Financial Information continued

RevPAR, average daily rate and occupancy continued

	Fee business		Owned, leased and managed lease

	2024	Change vs 2023	2024	Change vs 2023

Staybridge Suites

Occupancy	76.5	0.3%pts	–	–

Average daily rate	$135.81	2.2%	–	–

RevPAR	$103.84	2.5%	–	–

Candlewood Suites

Occupancy	73.3	(0.7)%pts	–	–

Average daily rate	$102.68	1.7%	–	–

RevPAR	$75.26	0.7%	–	–

EMEAA

Six Senses

Occupancy	42.4	1.4%pts	–	–

Average daily rate	$1,030.53	7.1%	–	–

RevPAR	$437.02	10.7%	–	–

InterContinental

Occupancy	66.5	2.3%pts	67.5	8.0%pts

Average daily rate	$247.77	4.2%	$300.32	7.8%

RevPAR	$164.70	7.9%	$202.66	22.3%

Kimpton

Occupancy	74.6	8.1%pts	78.0	3.5%pts

Average daily rate	$315.95	3.4%	$312.81	3.1%

RevPAR	$235.66	16.0%	$244.00	7.9%

Hotel Indigo

Occupancy	75.4	2.8%pts	–	–

Average daily rate	$176.14	2.2%	–	–

RevPAR	$132.77	6.1%	–	–

voco

Occupancy	74.1	2.7%pts	80.8	1.9%pts

Average daily rate	$154.63	3.3%	$178.52	5.0%

RevPAR	$114.61	7.3%	$144.30	7.5%

Crowne Plaza

Occupancy	70.3	2.7%pts	–	–

Average daily rate	$134.42	1.6%	–	–

RevPAR	$94.55	5.6%	–	–

Holiday Inn Express

Occupancy	77.3	2.1%pts	–	–

Average daily rate	$103.47	2.1%	–	–

RevPAR	$80.02	5.0%	–	–

Holiday Inn

Occupancy	70.7	1.0%pts	–	–

Average daily rate	$111.76	3.7%	–	–

RevPAR	$79.02	5.3%	–	–

Staybridge Suites

Occupancy	79.2	0.5%pts	–	–

Average daily rate	$131.56	5.6%	–	–

RevPAR	$104.18	6.3%	–	–

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	275

RevPAR, average daily rate and occupancy continued

	Fee business		Owned, leased and managed lease

	2024	Change vs 2023	2024	Change vs 2023

Greater China

Regent

Occupancy	77.8	2.5%pts	–	–

Average daily rate	$169.85	1.3%	–	–

RevPAR	$132.10	4.7%	–	–

InterContinental

Occupancy	65.8	(0.5)%pts	–	–

Average daily rate	$117.07	(6.0)%	–	–

RevPAR	$76.98	(6.7)%	–	–

Hotel Indigo

Occupancy	58.2	2.9%pts	–	–

Average daily rate	$128.68	(8.5)%	–	–

RevPAR	$74.89	(3.7)%	–	–

HUALUXE

Occupancy	58.6	1.8%pts	–	–

Average daily rate	$74.99	(3.6)%	–	–

RevPAR	$43.94	(0.7)%	–	–

Crowne Plaza

Occupancy	61.0	0.1%pts	–	–

Average daily rate	$77.00	(5.3)%	–	–

RevPAR	$46.96	(5.2)%	–	–

Holiday Inn Express

Occupancy	58.9	(1.1)%pts	–	–

Average daily rate	$42.76	(2.8)%	–	–

RevPAR	$25.18	(4.6)%	–	–

Holiday Inn

Occupancy	57.5	(0.6)%pts	–	–

Average daily rate	$57.60	(3.1)%	–	–

RevPAR	$33.12	(4.0)%	–	–

276	IHG	Annual Report and Form 20-F 2024

Directors’ Report

This Directors’ Report includes the information required to be given in line with the Companies Act or, where provided elsewhere, an appropriate cross reference is given. The Governance Report approved by the Board is provided on pages 111 to 177 and incorporated by reference herein.

Subsidiaries, joint ventures and associated undertakings

The Group has over 350 subsidiaries, joint ventures, associates and related undertakings (including branches outside of the United Kingdom). A list of subsidiaries and associated undertakings disclosed in accordance with the Companies Act is provided at note 33 of the Group Financial Statements on pages 253 to 256.

Directors

The Directors may exercise all the powers of the Company, subject to the Articles of Association, legislation and regulation. This includes the ability to exercise the authority to allot or purchase the Company’s shares pursuant to authorities granted by shareholders at the Company’s AGM every year. Further details of the powers of the Company’s Directors can be found on page 291.

For biographies of the current Directors see pages 114 to 117.

Directors’ and Officers’ (D&O) liability insurance and existence of qualifying indemnity provisions

The Company maintains the Group’s D&O liability insurance policy, which covers Directors and Officers of the Company defending civil proceedings brought against them in their capacity as Directors or Officers of the Company (including those who served as Directors or Officers during the year). There were no indemnity provisions relating to the UK pension plan for the benefit of the Directors during 2024.

Articles of Association

A summary is provided on pages 291 to 292.

The Company’s Articles of Association may only be amended by special resolution and are available on the Company’s website at ihgplc.com/investors under Corporate governance.

Shares

Share capital

The Company’s issued share capital at 31 December 2024 consisted of 164,711,854 ordinary shares of 20 340⁄399 pence each, including 6,241,782 shares held in treasury, which constituted 3.79% of the total issued share capital (including treasury shares).

There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares.

During 2024, 765,000 shares were transferred from treasury to the employee share ownership trust.

As far as is known to management, IHG is not directly or indirectly owned or controlled by another company or by any government. The Board focuses on shareholder value creation. When it decides to return capital to shareholders, it considers all of its options, including share buybacks and special dividends.

Share issues and buybacks

In December 2024, we completed our $800m share buyback programme which was announced on 20 February 2024, and commenced on 23 February 2024. As part of the buyback, 7,544,912 shares were bought back and cancelled.

Further information on the transactions that took place this year can be found on page 302.

Dividends

Dividends	Ordinary shares		ADRs
Interim dividend
An interim dividend was paid on 3 October 2024 to shareholders on the register at the close of business on 30 August 2024.	40.8p		53.2¢
Final dividend
Subject to approval at the 2025 AGM, a final dividend of 114.4¢ in respect of 2024 will be payable on 15 May 2025 to shareholders on the register at the close of business on 4 April 2025.	114.4¢	[a]	114.4¢

a.	The sterling amount of the final dividend will be announced on 28 April 2025 using the average of the daily exchange rates for the three working days commencing 23 April 2025.

Major institutional shareholders

As at 14 February 2025, being the last practicable date, the Company had been notified of the following significant holdings in its ordinary shares under section 5 of the UK Disclosure Guidance and Transparency Rules (DTRs).

	As at 14 February 2025				As at 16 February 2024				As at 17 February 2023

Shareholder	Ordinary shares/ADSs	[a]	%	[a]	Ordinary shares/ADSs	[a]	%	[a]	Ordinary shares/ADSs	[a]	%	[a]

BlackRock, Inc.	10,190,311	[b]	6.14		10,190,311	[b]	6.14		11,247,319	[c]	6.12

Boron Investments B.V.	8,280,000		5.01		8,280,000		5.01		6,890,000		3.77

FMR LLC	8,078,031		5.01		–		–		–		–

The Capital Group Companies, Inc.	8,980,505		5.12		8,980,505		5.12		8,980,505		5.12

Fiera Capital Corporation[d]	6,933,553		4.38		–		–		–		–

PineStone Asset Management Inc.	12,950,002		7.08		12,950,002		7.08		–		–

a.

The numbers of shares and percentages of voting rights are as set out in the relevant disclosures made in accordance with Rule 5 of the DTRs and do not necessarily reflect the impact of any share buyback programmes or any changes in shareholdings subsequent to the date of notification that are not notified to the Company under the DTRs.

b.	Total shown includes 1,913,249 qualifying financial instruments to which voting rights are attached.

c.	Total shown includes 2,080,427 qualifying financial instruments to which voting rights are attached.

d.

We have included details of Fiera Capital Corporation’s holding, as disclosed to us on 21 January 2025, however, it is the Company’s understanding that the holding of Fiera Capital Corporation is included within the overall holding of PineStone Asset Management Inc, as disclosed to us in September 2023.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	277

The Company’s major shareholders have the same voting rights as other shareholders. The Company does not know of any arrangements, the operation of which may result in a change in its control.

For further details on shareholder profiles see page 303.

The Companies (Miscellaneous Reporting) Regulations 2018

Set out below is our employee engagement statement and on page 278, our statement summarising how the Directors have had regard to the need to foster the Company’s business relationships with suppliers, customers and others.

Details of how the Directors have had regard to the matters set forth in Section 172(1)(a) to (f) of the Companies Act are provided on pages 124 and 125.

Employee engagement statement

Our statement relates to IHG’s directly employed individuals and should be read in conjunction with our people section, Section 172 statement, Voice of the Employee and wider workforce remuneration and employee engagement disclosures on pages 124 to 125, 135 and 139.

During 2024, the main communication channels to provide information of concern to employees included weekly newsletters, virtual town halls, CEO and regional leadership calls, podcasts, blogs, email broadcasts, videos and business function team meetings.

Employees have been consulted and given opportunities to express their views and concerns through participation in the employee engagement survey, Voice of the Employee feedback sessions, Employee Resource Groups (ERGs), Colleague events (interactive sessions relating to IHG’s strategy and behaviours), quarterly performance, development and wellbeing meetings, team meetings and the Q&A session as part of the CEO quarterly business update call.

Each December, employees are invited to join the employee share plan. The plan is available to around 99% of our corporate employees below the senior/mid-management level (who receive LTIP and restricted stock units awards). Further details are on page 278.

Employees have been made aware of the financial and economic factors affecting the performance of the Company through quarterly business update calls with the CEO, as well as business function team meetings and other regional leadership calls.

The Chair and other Directors have engaged with employees through a number of means, including direct interactions, Voice of the Employee feedback sessions, Colleague events and a series of opportunities held during the year to meet Directors via video meetings or in person.

Details of how Directors have had regard to employee interests, and the effect of that regard, including principal decisions taken by IHG during the year can be found on pages 43 and 124 to 125.

Employee numbers

Having a predominantly franchised and managed business model means that many of those people who work at hotels operated under our brands are not our employees.

The average number of IHG employees, including part-time employees, during 2024 were as follows:

–

7,387 people worldwide (including those in our corporate offices, central reservations offices and owned, leased and managed leased hotels (excluding those in a category below)), whose costs were borne by the Group; and

–

20,752 people who either worked directly on behalf of the System Fund and whose costs were borne by the System Fund, or as General Managers and (in the US predominantly) other hotel workers, who work in managed hotels, who have contracts or are directly employed by IHG and whose costs are borne by those hotel owners.

Due to the nature of our business, there are many temporary, agency and contract workers at hotels operated under our brands who are not our employees. The number of temporary employees at corporate locations and owned, leased and managed hotels is not significant.

See note 4 of the Group Financial Statements on pages 213 and 214.

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

See our people disclosures on pages 53 to 57.

Visit ihgplc.com/responsible-business for more information.

2024 share awards and grants to employees

Our current policy is to settle awards or grants under the Company’s share plans with shares purchased in the market or from shares held in treasury; however, the Company continues to review this policy. The Company’s share plans incorporate limits on dilution which provide that commitments to issue new shares or re-issue treasury shares under executive plans should not exceed 5%, and under all plans should not exceed 10%, of the issued ordinary share capital of the Company (adjusted for share issuance and cancellation) in any 10-year period. During the financial year ended 31 December 2024, the Company transferred 765,000 treasury shares (0.46% of the total issued share capital) to satisfy obligations under its share plans.

The estimated maximum dilution from awards made under the Company’s share plans over the last 10 years is 4.41%.

As at 31 December 2024, there were no options outstanding. The Company has not utilised the authority given by shareholders at any of its AGMs to allot shares for cash without first offering such shares to existing shareholders.

278	IHG	Annual Report and Form 20-F 2024

Directors’ Report continued

Employee share ownership trust (ESOT)

IHG operates an ESOT for the benefit of employees and former employees. The ESOT receives treasury shares from the Company and purchases ordinary shares in the market and releases them to current and former employees in satisfaction of share awards. During 2024, the ESOT released 677,336 shares and at 31 December 2024, it held 911,015 ordinary shares in the Company. The ESOT adopts a prudent approach to purchasing shares, using funds provided by the Group, based on expectations of future requirements.

Certain shares that have been allocated to share plan participants under the Annual Performance Plan (APP) are held in a nominee account on behalf of those participants by Computershare Investors Plc (Nominee). As at 31 December 2024, the Nominee held 249,714 forfeitable shares as part of the APP. The shares held by the Nominee have been allocated to share plan participants on terms that entitle those participants to request or require the Nominee to exercise the voting rights relating to those shares. The Nominee exercises those votes in accordance with the directions of the participants. Shares that have not been allocated to share plan participants under such terms are held by the ESOT and although the trustee has the right to vote or abstain from exercising their voting rights in relation to those shares, it has a policy of not voting, which is in line with guidelines. The trustee also has the right to accept or reject any offer relating to the shares in any way it sees fit.

Unless otherwise requested by the Company, the trustee of the ESOT waives all ordinary dividends on the shares held in the ESOT, other than shares which have been allocated to participants on terms which entitle them to the benefit of dividends, except for such amount per share as shall, when multiplied by the number of shares held by it on the relevant date, equal one pence or less.

Colleague Share Plan

The Company’s employee share plan, known as the Colleague Share Plan, was first introduced in 2019 following approval by shareholders at the Company’s 2019 AGM.

In accordance with the Colleague Share Plan Rules, participants’ contributions are used to purchase shares on a monthly basis on behalf of the individuals (Purchased Shares) and held within the Nominee. At the end of the Plan Year, the participants receive a conditional right to receive one share (Matching Share) for every one Purchased Share that they have purchased. Provided the participants hold the Purchased Shares in the Nominee until the second anniversary of the end of the Plan Year, the conditional right to Matching Shares will vest.

In 2024, nearly 17 shares vested outside of the usual timetable due to deaths or good leavers, and in January 2025, 28,314 shares vested as part of the fourth Plan Year. As at 14 February 2025, the Nominee held 178,528 shares in relation to the Colleague Share Plan.

Code of Conduct

The Code of Conduct (Code) applies to all Directors, officers and employees and complies with the NYSE rules as set out in Section 406 of the US Sarbanes-Oxley Act 2002. Further details on our Code, including the Board’s oversight of the Code, are set out in the Strategic Report on page 78.

Business relationships with suppliers, customers and others

Our business relationships with our guests, hotel owners and suppliers are fundamental to our commercial success. During the year, the Board considered matters related to them and had regard to the impact of decisions on them as detailed in the key matters discussed by the Board on pages 124 to 125. These included strategic and operational matters relating to our brand portfolio, global sales strategy and operating regions.

The Board monitors relationships through a mixture of presentations, reports and direct engagement. The Responsible Business Committee specifically reviews responsible procurement processes, targets and the Supplier Code of Conduct.

Details of how relationships have been maintained during the year are set out in the key stakeholder engagement tables on pages 9, 42 and 43.

The Group is party to a technology agreement with Amadeus Hospitality Americas, Inc. (Amadeus), for the Guest Reservation System used by the Group. The initial term of 10 years will expire in 2028, and the Group has the right to extend this agreement for two additional periods of up to 10 years each on the same terms, conditions and pricing. The financial and performance obligations in this agreement are guaranteed by Amadeus IT Group S.A., the parent company of Amadeus.

Otherwise, there are no specific individual contracts or arrangements considered to be essential to the business of the Group as a whole.

Future business developments of the Group

Details on these are set out in the Strategic Report on pages 20 to 21.

Finance

Political donations

The Group made no political donations under the Companies Act during the year and proposes to maintain this policy in respect of such donations. Notwithstanding this policy, in accordance with US law, one of IHG’s US subsidiaries provides administrative support to an employee-operated Political Action Committee in the US (US PAC), which is funded by voluntary political donations from eligible employees. The US PAC is not controlled by IHG. All decisions regarding the amounts and recipients of contributions are directed by the Board of Directors of the US PAC, in accordance with its Charter and By-laws. In 2024, a total of US $18,100 was expended on political contributions by the US PAC.

Financial risk management

The Group’s financial risk management objectives and policies, including its use of financial instruments, are set out in note 23 to the Group Financial Statements on pages 236 to 240.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	279

Significant agreements and change of control provisions

The Group is a party to the following arrangements which could be terminated upon a change of control of the Company and which are considered significant in terms of their potential impact on the business of the Group as a whole:

–

The $1.35 billion syndicated loan facility agreement dated 28 April 2022 and maturing in April 2029, under which a change of control of the Company would entitle each lender to cancel its commitment and declare all amounts due to it payable.

–

The 10-year £300 million bond issued by the Company on 14 August 2015, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

–

The 10-year £350 million bond issued by the Company on 24 August 2016, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

–

The 8.5-year €500 million bond issued by the Company on 15 November 2018, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

–

The eight-year £400 million bond issued by the Company on 8 October 2020, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued.

–

The six-year €600 million bond issued by IHG Finance LLC on 28 November 2023, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require IHG Finance LLC to redeem or, at IHG Finance LLC’s option, repurchase the outstanding notes together with interest accrued.

–

The seven-year €750 million bond issued by IHG Finance LLC on 27 September 2024, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require IHG Finance LLC to redeem or, at IHG Finance LLC’s option, repurchase the outstanding notes together with interest accrued.

Further details on material contracts are set out on pages 293 and 294.

Disclosure of information to Auditor

For details, see page 179.

Greenhouse gas (GHG) emissions and Streamlined Energy and Carbon Reporting (SECR)

Disclosures in respect of GHGs and SECR requirements are included on pages 74 to 76.

Going concern

An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in the Strategic Report on pages 4 to 110 and in the Group information on pages 280 to 295.

As at 31 December 2024, the Group had total liquidity of $2,319m, comprising $1,350m of undrawn bank facilities and $969m of cash and cash equivalents (net of overdrafts and restricted cash).

There remains a wide range of possible planning scenarios over the going concern period. The scenarios considered and assessment made by the Directors in adopting the going concern basis for preparing these financial statements are included on page 197.

Based on the assessment completed, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2026, and there are no material uncertainties that may cast doubt on the Group’s going concern status.

Accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

Please see the viability statement on pages 109 and 110.

By order of the Board,

Nicolette Henfrey

Company Secretary

InterContinental Hotels Group PLC

Registered in England and Wales,

Company number 05134420

17 February 2025

Listing Rules – compliance with LR 6.6.4R

The below table sets out only those sections of LR 6.6.1R which are relevant. The remaining sections of LR 6.6.1R are not applicable.

Section	Applicable sub-paragraph within LR 9.8.4C	Location

3	Details of long-term incentive schemes	Directors’ Remuneration Report, pages 138 to 166

280	IHG	Annual Report and Form 20-F 2024

Group information

History and developments

The Company was incorporated and registered in England and Wales with registered number 05134420 on

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

Recent acquisitions and divestitures

The Group made no acquisitions or disposals in 2024, 2023 or 2022.

Capital expenditure

–	Gross capital expenditure[a] in 2024 totalled $350 million compared with $242 million in 2023 and $161 million in 2022, see page 270.

–

At 31 December 2024, capital committed (being contracts placed for expenditure on property, plant and equipment and intangible assets not provided for in the Group Financial Statements) totalled $8 million, see page 251.

a.

Definitions for Non-GAAP revenue and operating profit measures can be found on pages 103 to 108. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 266 to 272.

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

During 2024, the Group continued to face risks relating to macro external factors, including the impact of continuing inflationary pressures and challenges to labour availability in key markets, ongoing conflict in Ukraine and in the Middle East and elections and changes within governments. These factors contributed to additional political, economic and financial market developments and uncertainties, including global supply chain disruptions, continuing cybersecurity threat levels, the potential for additional tariffs and increases to the cost of borrowing due to rising interest rates.

Following the outbreak of the war in Ukraine, the Group ceased all operations in Russia due to the ongoing and increasing challenges of operating there and consistent with evolving UK, US and EU sanction regimes. The Group continues to monitor the impact of the war in relation to our two hotels in Ukraine, one of which is operating.

The Group’s strategy will require balancing of short-term execution and long-term goals, along with resilience in an environment of uncertainties relating to, for example, its ability to deliver innovation at scale and speed; how it uses, stores, secures and transfers data; owner preferences for and ability to invest in its brands; global and local supply chain efficiency and resiliency; and legal and regulatory complexity and litigation trends.

Several other factors will continue to remain important to the Group’s outlook, including those relating to operational resilience, such as the safety and security of hotel operations; guest preferences for branded hotel experiences and loyalty in a competitive industry where expectations continue to evolve; and its ability to attract and retain talent and capability

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	281

where key aspects of the Group’s growth ambitions and operations are dependent on access to experience and knowledge.

The Group also faces emerging risks where the impact and likelihood are not yet fully understood or factors that may become significant in the medium- to long-term. This includes uncertainty linked to the rapidly evolving wider macroeconomic and geopolitical factors, including government policy and how this might impact travel patterns and business relationships, central bank policy and how this might impact development and financing costs of owners, rapid development of generative artificial intelligence technology, and the physical risks of climate change on the Group’s activities.

To enable focus on the material risk factors facing the Group, the detail below has been organised under headings corresponding to the ordering of the principal risks outlined earlier in this document.

The principal risks are on pages 46 to 51, the cautionary statements regarding forward-looking statements are on page 309 and financial and forward-looking information in note 8 on pages 217 to 221, and note 24 on pages 240 to 242.

1.	Guest preferences or loyalty for branded hotel experiences and channels

The Group is subject to a competitive and changing industry

The Group competes against other global hotel chains, local hotel companies and independent hotels to win the loyalty of guests, employees and owners. The competitive landscape also includes other types of businesses, both global and specific to certain markets, such as web-based booking channels (which include online travel agents and intermediaries), and alternative sources of accommodation, such as short-term lets of private property. Failure to compete effectively in traditional and emerging areas of the business could impact the Group’s market share, system size, profitability and relationships with owners and guests. The hospitality industry has previously experienced consolidation, and further such activity may result in such competitors having access to increased resources, capabilities or capacity and provide advantages from scale of revenues, marketing funds and/or cost structures.

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

The Group is exposed to inherent uncertainties associated with brand development and expansion

The Group has significantly expanded its brand portfolio, entered a number of new partnerships and also expanded co-branded credit card relationships to support the IHG Rewards programme. Since the rollout, integration and growth of these brands (including associated loyalty programmes) is dependent on market conditions, guest preference and owner investment, as well as continued cooperation with third parties, there are inherent risks that we will be unable to recover costs incurred in developing or acquiring the brands or any new programmes or products, or those brands, programmes, or products will not succeed as we intend. The Group’s ongoing agenda to deliver industry-leading net rooms growth creates risks relating to the transition of systems, new or changed operating models, services and processes, and may result in failures to improve commercial performance, leading to financial loss and undermining stakeholder confidence.

The Group is reliant on the ongoing appeal of our Loyalty programme

The Group faces an increasingly aggressive landscape as loyalty programmes offered by other hospitality companies, online travel platforms, and financial institutions become a key factor to guests’ and owners’ preference for the brand. To satisfy guest expectations, it will be necessary to expand loyalty reward personalisation and provide a range of offerings globally to support midscale to luxury brands. Exclusive partnerships will become increasingly important to deliver experiences that attract and retain new members. If we are unable to sustain a competitive and appealing loyalty programme our ability to attract, engage, and retain loyalty members may be compromised. This could negatively impact our overall operating results and financial condition, as well as the performance of related initiatives.

2.	Owner preferences for or ability to invest in our brands

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

There can be no assurance that the Group will be able to identify, retain or add franchisees to the IHG System, to secure management contracts or open hotels in our development pipeline. For example, the availability of suitable sites, market saturation, planning and other local regulations or the availability and affordability of finance, which has remained a challenge in 2024, may restrict the supply of suitable hotel

282	IHG	Annual Report and Form 20-F 2024

Group information continued

Risk factors continued

development opportunities under franchise or management agreements and mean that not every hotel in our development pipeline may develop into a new hotel that enters our system. In connection with entering into franchise or management agreements, the Group may be required to make investments in, or guarantee the obligations of, third parties or guarantee minimum income to third parties. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group, including, for example, the unwillingness of franchisees to support individual or masterbrand or system improvement initiatives. This could result in franchisees prematurely terminating contracts, which could lead to disputes, litigation, damages and other expenses and would adversely impact the overall IHG System size and the Group’s financial performance.

The Group is exposed to the risks of hotel industry overcapacity

The future operating results of the Group could be adversely affected by industry overcapacity (by number of rooms) and weak demand due, for example, to customer confidence in business and leisure travel, whether related to pandemics, war, or otherwise, the cyclical nature of the hotel industry, other differences between planning assumptions and actual operating conditions, cost-of-living pressures and changes in stakeholder expectations around environmental factors. These conditions could result in reductions in room rates and occupancy levels, which would adversely impact the financial performance of the Group.

3.	Talent and capability attraction or retention

The Group requires the right people, skills and capability to manage growth and change

In order to remain competitive, the Group relies upon hiring and retaining highly skilled employees with particular expertise or leadership capability. The Group’s strategic business plans could be undermined by a failure to build and sustain a resilient corporate culture, failure to recruit or retain key personnel, unexpected loss of key senior employees, inadequate succession planning and incentive plans, or failure to invest in the development of key skills.

The Group must compete against other companies inside and outside the hospitality industry for suitably qualified or experienced employees, up to and including Executive Directors. Some of the markets in which the Group operates may experience economic growth and/ or low levels of unemployment, pay compression, and there may be attractive roles and competitive rewards available elsewhere which limit the ability to attract and retain talent.

Labour shortages could restrict our ability and the ability of franchisees to operate hotel properties or grow our business or could result in increased costs that could adversely affect results of operations. The Covid-19 pandemic negatively affected the labour market for employers. Staffing shortages in various parts of the world could hinder our ability to grow and expand our business. Some emerging markets may not have the required local expertise to operate a hotel, particularly for luxury and lifestyle brands, and may not be able to attract the right talent.

If we or our franchisees are unable to attract, retain, train, manage and engage skilled individuals, the ability to staff and operate the hotels that we manage, own or franchise could be diminished. This could reduce customer satisfaction and adversely affect the reputation of our brands. Labour costs may also increase, threatening the ability to operate hotels and our corporate support functions, achieve business growth targets or impact the profitability of our operations. Additionally, unless the Group maintains a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave.

Collective bargaining activity could disrupt operations, increase our labour costs or interfere with the ability of our management to focus on executing our business strategies

A significant number of the Group’s colleagues at its managed, owned, leased and managed lease hotels in the US, Canada, Mexico, Grand Cayman and Netherlands Antilles are covered by collective bargaining agreements and similar agreements. If relationships with those colleagues or the unions that represent them deteriorate, the properties we own, lease or manage could experience labour disruptions such as strikes, lockouts, boycotts and public demonstrations. In 2024 bargaining agreements in several major union markets expired and were renegotiated. In 2025 there will be labour activity in San Diego and some smaller markets.

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

Labour regulation and the negotiation of new or existing collective bargaining agreements could lead to higher wage and benefit costs, changes in work rules that raise operating expenses, legal costs and limitations on our ability or the ability of our third-party property owners to take cost-saving measures during economic downturns. We do not have the ability to control the negotiations of collective bargaining agreements covering unionised labour employed by our third-party property owners and franchisees. Increased unionisation of our workforce, new labour legislation or changes in regulations could disrupt our operations, reduce our profitability or interfere with the ability of our management to focus on executing our business strategies.

4.	Data and information usage, storage, security and transfer

The Group is exposed to cybersecurity and data privacy risks

The Group is increasingly dependent upon the collection, usage, retention, availability, integrity and confidentiality of information, including, but not limited to: guest, employee and owner credit card, financial and personal data, business performance, financial reporting and commercial development. The information is sometimes held in different formats, such as digital, paper, voice recordings and video, and could be stored in many places, including cloud-based storage and facilities managed by third-party service providers, in our managed hotels,

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	283

and by our independently owned and operated hotels, that are all subject to the same or similar risks.

Cyber breaches are increasingly becoming an unfortunate reality for most companies and risks relating to cybersecurity appear to be heightened in light of geopolitical conflicts. The threats towards the hospitality industry and the Group’s information are dynamic, and include cyber-attacks, fraudulent use, loss or misuse by employees and breaches of our vendors’ security arrangements, among others.

For example, in 2022, parts of the Group’s technology systems were subject to unauthorised activity, causing disruption to the Group’s booking channels and other applications. A putative class action suit was filed by a small group of hotel owners related to the incident. This claim was dismissed in its entirety in July 2024. This cybersecurity breach follows additional previous cybersecurity incidents of a different nature in 2016.

The legal and regulatory environment around data privacy and requirements set out by the payment card industry surrounding information security across the many jurisdictions in which the Group operates are constantly evolving (such as the EU GDPR, China cybersecurity law, and US State privacy laws).

If the Group fails to protect information and ensure relevant controls are in place to enable the acceptable use and release of information through the appropriate channels in a timely and accurate manner, IHG System performance, guest experience and the reputation of the Group may be adversely affected. This could lead to revenue losses, fines, penalties, litigation and other additional costs.

We are required to comply with marketing and advertising laws relating to our direct marketing practices, including email marketing, online advertising, including in our use of generative artificial intelligence, and postal mailings. Further restrictions to the content or interpretations of these laws could adversely impact our current and planned activities and the effectiveness or viability of our marketing strategies to maintain, extend and acquire relationships with customers, and impact the amount and timing of our sales of certain products.

For information of incidents and ongoing legal proceedings relating to cybersecurity, data privacy and trade practices, see pages 251 and 295.

The Group is exposed to intellectual property risks

Given the importance of brand recognition to the Group’s business, the protection of its intellectual property poses a risk due to the variability and changes in controls, laws and effectiveness of enforcement globally, particularly in jurisdictions that may not have developed levels of protection for corporate assets, such as intellectual property, trade secret, know-how and customer information and records. Any widespread infringement, misappropriation or weakening of the control environment could materially harm the value of the Group’s brands and its ability to develop the business and compete currently or in the future. Third-party claims that we infringe their intellectual property could lead to disputes, litigation, damages and other expenses.

5.	Ethical and social expectations

The Group’s reputation and the value of its brands are influenced by the perception of various stakeholders of the Group

The reputation of the Group and the value of its brands are influenced by a wide variety of factors, including the perception of stakeholder groups, such as guests, owners, suppliers and communities in which the Group operates. The social and environmental impacts of its business are under increasing scrutiny, and the Group is exposed to the risk of damage to its reputation if it fails to (or fails to influence its business partners to) undertake responsible practices and engage in ethical behaviour, or fails to comply with relevant regulatory requirements.

6.	Legal, regulatory and contractual complexity or litigation exposures

The Group is required to comply with existing and changing regulations and act in accordance with societal expectations across numerous countries, territories and jurisdictions

Government regulations affect countless aspects of the Group’s business, including corporate governance, health and safety, the environment, social responsibility, bribery and corruption, employment law and diversity, franchise laws and regulation, disability access, competition/anti-trust and marketing practices, data privacy and information protection, financial, accounting and tax. Regulatory changes may require significant changes in the way the business operates and may inhibit the Group’s strategy, including the markets the Group operates in, brand protection, and use or transmittal of personal data and use of artificial intelligence. If the Group fails to comply with existing or changing regulations, the Group may be subject to fines, prosecution, loss of licence to operate or reputational damage.

Companies that operate franchise systems may be subject to liabilities and claims relating to the franchisor/franchisee relationship, such as for allegedly being a ‘joint employer’ with a franchisee. Changes in laws or regulations relating to this relationship could result in a determination that we are a joint employer with our franchisees or that our franchisees are part of one unified system subject to joint and several liability. Such a determination could subject us to liability for employment-related and other liabilities of our franchisees and could cause us to incur other costs that have a material adverse effect on our results of operations and profit.

The Group is exposed to the risk of litigation

Certain companies in the Group are the subject of various claims and proceedings. The ultimate outcome of these matters is subject to many uncertainties, including future events and uncertainties inherent in litigation. In addition, the Group could be at risk of litigation claims made by many parties, including but not limited to: guests, customers, joint venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of the hotels it manages. Claims filed may include requests for punitive damages as well as compensatory damages. Unfavourable outcomes of claims or proceedings could have a material adverse impact on the Group’s results of operations, cash flow and/or financial position. Exposure to significant litigation or fines may also affect the reputation of the Group and its brands. (See also legal proceedings on page 295.)

284	IHG	Annual Report and Form 20-F 2024

Group information continued

Risk factors continued

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

We could also be liable under such laws for the costs of investigation, removal or remediation of hazardous or toxic substances at our currently or formerly franchised, managed, owned, leased or managed lease hotels or at third-party locations in connection with our waste disposal operations, regardless of whether or not we knew of, or caused, the presence or release of such substances. The Group may also be required to remediate such substances or remove, abate or manage asbestos, mould, radon gas, lead or other hazardous conditions at our properties. The presence or release of such toxic or hazardous substances could result in third-party claims for personal injury, property or natural resource damages, business interruption or other losses. Such claims and the need to investigate, remediate or otherwise address hazardous, toxic or unsafe conditions could adversely affect the Group’s operations, the value of any affected property, or our ability to sell, lease or assign our rights in any such property, or could otherwise harm our business or reputation. Environmental, health and safety requirements are increasingly stringent, and our costs may increase as a result.

The Group’s financial performance may be affected by changes in tax laws

Many factors will affect the Group’s future tax rate, the key ones being legislative developments, future profitability of underlying subsidiaries and tax uncertainties. Tax liabilities or refunds may also differ from those anticipated, in particular as a result of changes in tax law, changes in the interpretation of tax law, or clarification of uncertainties in the application of tax law. The Group continues to monitor external tax proposals, most notably in the US where the new government is reviewing retaliatory options against perceived aggressive tax behaviours by other territories against the US. Further information is included in note 8 to the Group Financial Statements on pages 217 to 221.

7.	Supply chain efficiency and resilience (including corporate and hotel products and services)

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

8.	Operational resilience to incidents or disruption or control breakdown (including geopolitical, safety and security, cybersecurity, fraud and health-related)

The Group is exposed to a variety of risks associated with safety, security and crisis management

There is a constant need to protect the safety and security of our guests, employees and assets against natural and man-made threats. These include, but are not limited to, exceptional events, such as extreme weather, civil or political unrest, violence and terrorism, serious and organised crime, fraud, employee dishonesty, cyber crime, pandemics or contagious diseases, fire and day-to-day accidents, incidents and petty crime, which impact the guest or employee experience, could cause loss of life, sickness or injury and result in compensation claims, fines from regulatory bodies, litigation and impact reputation.

Serious incidents or a combination of events could escalate into a crisis that, if managed poorly, could further expose the Group and its brands to significant reputational damage.

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

The scope and complexity of our technology infrastructure, including increasing reliance on third-party suppliers to support and protect our systems and information, as well as rapidly evolving cyber threats, means that we are inherently vulnerable to physical damage, failures, disruptions, denial of service, phishing or other malware attacks, ransomware, cyber terrorism and fraud, as well as human error, negligence and wilful misuse. These risks may be heightened when these capabilities are provided offshore or in cloud-based environments. Our franchisees and suppliers are also inherently vulnerable to the same risks.

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

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	285

The Group is exposed to political and economic developments

The Group is exposed to political, economic and financial market developments, such as recession, inflation and availability and/or cost of credit (due to rising interest rates) and currency fluctuations that could lower revenues and reduce income. The outlook for 2025 may worsen due to continued unrest and continued conflict in Ukraine and the Middle East, increased geopolitical and trade tensions between US and China and other geopolitical tensions globally; potential disruptions in the US economy; uncertain central bank policies; the impact of fluctuating commodity prices (including oil) on economies dependent on such exports; and barriers to global trade, including unforeseeable changes in regulations, imposition of tariffs or embargoes and other trade restrictions or controls. The interconnected nature of economies suggests any of these events, or other events, could trigger a recession that reduces leisure and business travel as demand for our services is closely associated with the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased global or regional demand for hospitality products and services can be especially pronounced during economic downturns or low levels of economic growth, and the hospitality industry may fail to keep pace with overall economic improvement. Such declines in demand for our products and services could adversely affect room rates and/or occupancy levels and other income-generating activities.

Specifically, the Group is most exposed to the impact of political and economic risk factors in relation to the change of administration within the US market, and to Greater China. The owners or potential owners of hotels franchised or managed by the Group face similar risks that could adversely impact their solvency and the Group’s ability to secure and retain franchise or management agreements. Accordingly, the Group is particularly susceptible to adverse changes in these economies, as well as changes in their currencies. In addition to trading conditions, the economic outlook also affects the financial health of current and potential owners and their ability to access capital, which could impact existing operations, timely payment of IHG fees and the health of the pipeline.

The Group is exposed to continued disruption and consequences from the war in Ukraine

The Group continues to monitor the impact of the war in relation to our two hotels in Ukraine, both of which are operating. The Group has ceased all operations in Russia. Although these operations were not material to consolidated financial results, the Group continues to face uncertainty relating to the broader consequences of this conflict on global macroeconomic conditions. These uncertainties include the potential for governments to impose additional sanctions or other economic or military measures. Further expansion or escalation of military confrontations or related geopolitical tensions, including increased restrictions on global trade, could also result in, among other things, depressed or restricted travel demand, declines in consumer confidence and economic growth, an increased likelihood of cyber attacks or information technology disruption, supply chain disruptions, increases in inflation rates, changes to foreign currency exchange rates, constraints, volatility or disruption in financial markets, the decreased availability of raw materials, supplies, freight and labour, and uncertainty about economic and global stability.

The Group is also exposed to disruption and consequences from the conflict in the Middle East

The Group continues to face some disruption relating to the broader consequences of the Middle East conflict on neighbouring countries and on wider global macroeconomic uncertainty, including supply chain disruption through the region. Further expansion or escalation of military confrontations or related geopolitical tensions could also result in similar factors to those listed above relating to the war in Ukraine.

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

The Group is exposed to a variety of risks associated with its financial stability and ability to borrow and satisfy debt covenants

While the strategy of the Group is to grow through activities that do not involve significant amounts of its own capital, the Group does require capital to fund some development opportunities, technological innovations and strategic acquisitions; and to maintain and improve owned, leased and managed lease hotels. The Group is reliant upon having financial strength and access to capital markets and other borrowing facilities to meet these expected capital requirements.

286	IHG	Annual Report and Form 20-F 2024

Group information continued

Risk factors continued

The Group’s $1,350m revolving credit facility (RCF) is only available if the financial covenants in the facility are complied with. Non-compliance with covenants could result in the Group’s lenders demanding repayment of the funds advanced and any undrawn facilities could be unavailable. In addition, if the RCF was drawn and repayment was demanded, it would trigger a repayment of the bond debt. If the Group’s financial performance does not meet market expectations, it may not be able to refinance existing bond and bank facilities on terms considered favourable.

The Group currently has a senior unsecured long-term credit rating of BBB from S&P and a Baa2 rating from Moody’s. In the event of the S&P rating being downgraded below BBB- (a downgrade of two levels) there would be an additional step-up coupon of 1.25% payable on the bonds maturing between 2025 and 2029. In the event of the Moody’s rating being downgraded below Baa3 (a downgrade of two levels), there would be an additional step-up coupon of 1.25% payable on the bonds maturing in 2029. The bonds maturing in 2031 do not have a step-up coupon.

The Group’s operations are dependent on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations

Cash and cash equivalents are held in short-term deposits, money market funds and repurchase agreements with short maturities. Most of the Group’s funds are held in the UK or US, although $2 million (2023: $30 million) is held in countries where repatriation is restricted as a result of foreign exchange regulations. Medium and long-term borrowing requirements are met through the bonds and RCF. Short-term borrowing requirements may be met from drawings under uncommitted overdrafts and RCF.

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

Changes to estimated values can result from political, economic and financial market developments or other shifts in the business climate, the competitive environment, the perceived reputation of our brands (by guests or owners), or changes in interest rates, operating cash flows, market capitalisation, credit risk of owners or developments in the legal or regulatory environment. Because of the significance of our goodwill and other non-current assets, we have incurred and may incur future impairment charges on these assets which could have a material adverse effect on our financial results. Due to significant challenges and uncertainty in the data associated with both risks and opportunities, the Group is not yet able to fully quantify the potential financial impacts of climate change. The Group continues to refine its workplan to enable quantification in the future and is focused on ensuring the identified risks and opportunities are integrated into our business strategy.

The Group is exposed to fluctuations in exchange rates, currency devaluations or restructurings and to interest rate risk in relation to its borrowings

The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profit, net liabilities and interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s reported debt has an exposure to borrowings held in pounds sterling (including €500 million euro bonds which have been swapped into sterling using currency swaps). Conducting business in currencies other than US dollars exposes us to fluctuations in exchange rates, currency devaluations, or restructurings. This could potentially lower our reported revenues, increase our costs, reduce our profits or disrupt our operations. Exposure to these factors is linked to the pace of our growth in territories outside the US and, if the proportion of our revenues grows, this may increase the potential sensitivity to currency movements having an adverse impact on our results. The Group is also exposed to interest rate risk in relation to its fixed and floating rate borrowings and interest rates may be higher on new or replacement borrowings compared to existing interest rates.

All of the current bond debt ($3,257m) is at fixed rates. The Group may use interest rate swaps to manage the interest rate exposure.

The Group could be affected by credit risk on treasury transactions and loans to owners

The Group uses long-term credit ratings from S&P, Moody’s and Fitch Ratings as a basis for setting its counterparty limits. In order to manage the Group’s credit risk exposure, the treasury function sets counterparty exposure limits using metrics including credit ratings, the relative placing of credit default swap pricings, tier 1 capital and share price volatility of the relevant counterparty. The Group trades only with recognised, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In respect of credit risk arising from financial assets, including loans to owners, the Group’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. Further information is included in note 15 to the Group Financial Statements.

9.	Our ability to deliver technological or digital performance or innovation (at scale, speed, etc.)

The Group is exposed to inherent risks in relation to changing technology and systems

As the use of the internet, artificial intelligence, mobile and data technology grows, and new and disruptive technology solutions are developed, customer needs and expectations evolve at pace. The Group may find that its evolving technology capability is not sufficient and may have to make substantial additional investments in new technologies or systems to remain competitive. Failure to keep pace with developments in technologies or systems, and also with regulatory, risk and ethical considerations of how these developments are used, for example in relation to cross-border transfers of data, may put the Group at a competitive disadvantage. Generative artificial intelligence is an emerging technology that the Group expects will create uncertainty for the travel and hospitality sector and society in general.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	287

The primary impacts are considered to be in relation to how guests will find and interact with hotels, how colleagues will work and talent and capability attraction or retention (among others).

In addition, the technologies or systems that the Group chooses to deploy may not be commercially successful or the technology or system strategy may not be sufficiently aligned with the needs of the business. Any such failure could adversely affect guest experiences, and the Group may lose customers, fail to attract new customers, impact our appeal to owners, incur substantial costs or face other losses. This could further impact the Group’s reputation in regards to innovation.

(See also ‘4. Data and information usage, storage, security and transfer’.)

The Group’s integration of AI technologies into our processes and systems may introduce various operational, compliance and reputational risks

If the Group fails to keep pace with the capabilities provided by emerging AI technologies, it could weaken the Group’s competitive position and negatively impact its financial results. The use of AI, particularly generative AI, may lead to new liabilities, increased regulatory scrutiny and potential cybersecurity incidents involving personal data, all of which could harm our reputation and operations. Additionally, challenges in managing AI applications could result in inaccuracies, biases and legal and ethical concerns. As AI evolves, the Group may face increased costs related to compliance with emerging regulations, necessitating significant resources to ensure ethical implementation and mitigate unintended consequences.

The Group is exposed to competition from online travel agents and intermediaries

A proportion of the Group’s bookings originate from large multinational, regional and local online travel agents and intermediaries with which the Group has contractual arrangements and to which it pays commissions. These platforms offer a wide range of products, often across multiple brands, have growing booking and review capabilities, and may create the perception that they offer the lowest prices. Some of these online travel agents and intermediaries have strong marketing budgets and aim to create brand awareness and brand loyalty among consumers, which may impact the Group’s profitability, undermine the Group’s own booking channels and value to its hotel owners.

10.	The impact of climate-related physical and transition risks

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

The Group is exposed to climate change and sustainability risks

The Group is subject to both physical risks, such as extreme weather events and rising sea levels, and transition risks related to changing consumer preferences and evolving regulations on greenhouse gas emissions and sustainability. Furthermore, shifts in consumer travel preferences due to sustainability concerns, along with increased energy costs and insurance premiums for our hotels, could negatively impact our operations. Collectively, these factors may lead to higher operating costs, reduced demand, and operational disruptions, adversely affecting our profitability and growth.

The Group is exposed to risks relating to our commitments in relation to Climate Change

In line with our commitment to reduce our energy use and carbon emissions in line with climate science, the Group has implemented a 2030 science-based target to reduce absolute scope 1, 2, and scope 3 greenhouse gas emissions from fuel and energy-related activities and franchises by 46% by 2030 from a 2019 base year. This ambition requires significant transformation across IHG, hotel owners and supply chain partners, including investment in physical assets and operational procedures. It is also dependent on government financial incentives, the decarbonisation of electricity grids and hotel owners having access to scalable, cost-effective renewable energy, as well as new operational behaviours and mindset shifts, including from guests, to adapt to low-energy products and services. Despite its ongoing efforts, the Group is not on track to meet its 2030 target. The Group remains dedicated to the actions it is taking to assist hotel owners in reducing carbon emissions and while its programmes will require time to scale, the actions being taken today will improve operational efficiency of IHG hotels and prepare for accelerated decarbonisation once market factors are more favourable.

28 8	IHG	Annual Report and Form 20-F 2024

Group information continued

Cybersecurity
Cybersecurity governance
IHG’s Board of Directors is ultimately accountable for establishing a framework of prudent and effective controls, which enable risk to be assessed and managed. Management, including the Chief Information Security Officer (CISO) and our cybersecurity team, regularly update the Board on the company’s cybersecurity programmes, material risks and mitigation strategies and provide status and risk reports at least annually. The
Audit Committee reviews the appropriateness of IHG’s risk management and internal control framework to address risks and has allocated particular attention to cybersecurity and governance in the context of previous criminal, unauthorised access to the Group’s technology systems.
Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programmes. This is guided by periodic external third-party assessment of IHG’s cyber risks and the maturity of the cybersecurity programme. The cyber incident response framework uses defined playbooks, coordinating with external incident response groups and aligning with wider IHG crisis management and escalation protocols, including triggers for reporting to senior management, Board of Directors and external parties where required.
IHG’s CISO has overall responsibility for the Information Security strategy and the development and management of the associated programme. The CISO was hired by IHG in 2018 from Invesco, a global investment management company, where he built and ran the cybersecurity programme as CISO for more than 10 years. The CISO is supported by a dedicated, certified and experienced in-house
team, complemented by outsourced groups for performing either highly repetitive or operational tasks or for very specialised skillsets such as penetration testing or cyber forensics.
The CISO receives reports from the team to enable the monitoring of the prevention, detection, mitigation, and remediation of cybersecurity incidents.
IHG employs several independent or third-party mechanisms to provide a level of assurance that the different information security capabilities are operating effectively and assessment of risk is also informed by observations arising from a variety of independent auditing either from IHG’s Internal Audit function or as part of regulatory compliance work performed including Sarbanes-Oxley, HIPAA, SWIFT,
SOC-1
and MLPS (China). As noted above, periodic external assessments are also conducted of the maturity of the cybersecurity programme, which are also reported to the
B
oard of
D
irectors.
Cybersecurity risk management
Cybersecurity is an integral part of IHG’s overall risk management and internal control framework. Our information security risk management programme follows the National Institute of Standards and Technology Cyber Security Framework and supports the identification of the systems, data, and other information assets that are considered most sensitive from a confidentiality perspective, or most critical from an availability perspective. These include guest data, credit card data, pre-public
financial information, and revenue generating applications.
Standards, policies and procedures are in place to manage how personal data can be used and protected across IHG, including a requirement for participation by all employees in annual
e-learning
training on handling information responsibly.
The Information Security programme incorporates:

–	Engagement with leaders from other IHG business functions, including to identify and assess cybersecurity threats, and to act as point of contact for escalation of issues and incidents.

–	User awareness and colleague engagement, including communications to corporate and hotel teams on changing threats and phishing simulation exercises to raise risk awareness.

–	Maintenance of information risk management processes including a risk register and standard contract language.
–
Risk assessment of third parties based on access to IHG systems, data, and operational reliance using a combination of manual procedures, for example, completion of security questionnaires, and independent cyber risk scoring. Critical rated third parties are reviewed annually.

–	Security compliance to coordinate required tracking of compliance for applicable regulations and standards, including remediation of any regulatory and audit findings.

–
Security engineering and architecture to define, implement and maintain standards for the secure use of core technology platforms and solutions, including new technology solutions and potential business partners and acquisitions.

–	Assessment of the security of individual business applications and platforms, including good security hygiene within coding.

–	Vulnerability management for all technical components of infrastructure and core application platforms.

–	Identity and access management for global platforms and solutions, including privileged access management, and loyalty account members.

–	Cyber threat intelligence relationships with worldwide law enforcement and intelligence sharing organisations, profiling likely threat actors and methods, and providing insight on threat levels.

–	Security operations monitoring, triaging alerts to facilitate response and action within agreed service level agreements.

–
Cyber incident response using agreed and practised playbooks for security events, coordinating with external incident response groups and wider IHG crisis protocols, and deploying tabletop exercises to simulate scenarios and identify potential gaps in response.

–
Center of Excellence project management, continuous process improvement, tracking of key performance metrics, change management, and communications to internal, executive and external stakeholder groups.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	28 9

In 2024 we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.
As we explained in our 6 and 29 September 2022 Stock Exchange Announcements, parts of our technology systems were subject to unauthorised activity, causing disruption to our booking channels and other applications. In line with our crisis management framework, teams across IHG came together to evaluate and address the incident, supported by external specialists. No evidence of unauthorised access to systems storing guest data was identified. The Board was engaged throughout the incident response.
For more information about our risks, please refer to pages 46 to 51 and pages 280 to 287.

Directors’ and Executive Committee members’ shareholdings
As at 14 February 2025: (i) Executive Directors had a number of beneficial interests in shares (including Directors’ share awards under IHG’s share plans) set out in the table below; (ii) Non-Executive Directors had the number of beneficial interests in shares set out in the table on page 152; and (iii) Executive Committee members had the number of beneficial interests in shares (including members’ share awards under IHG’s share plans) set out in the table below. These shareholdings indicate all Directors’ or Executive Committee members’ beneficial interests and those held by their spouses and other connected persons. As at 14 February 2024, no Director or Executive Committee member held more than 1.0% of the total issued share capital. None of the Directors have a beneficial interest in the shares of any subsidiary.

	Number of shares held outright			APP deferred share awards			LTIP/DAP share awards (unvested)			Total number of shares held

Executive Committee member	14 Feb 2025	31 Dec 2024	31 Dec 2023	14 Feb 2025	31 Dec 2024	31 Dec 2023	14 Feb 2025	31 Dec 2024	31 Dec 2023	14 Feb 2025	31 Dec 2024	31 Dec 2023

Elie Maalouf	109,462	109,462	99,265	32,921	32,921	24,833	208,149	208,149	157,908	350,532	350,532	282,006

Michael Glover	15,675	15,675	13,307	8,064	8,064	3,247	78,497	78,497	47,152	102,236	102,236	63,706

Jolyon Bulley	52,164	52,164	52,164	22,045	22,045	17,034	74,938	74,938	62,472	149,147	149,147	131,670

Yasmin Diamond	5,683	5,683	5,043	14,568	14,568	11,151	36,299	36,299	36,929	56,550	56,550	53,123

Nicolette Henfrey	15,361	15,361	11,351	16,623	16,623	12,545	42,700	42,700	42,232	74,684	74,684	66,128

Wayne Hoare	17,546	17,546	12,172	20,601	20,601	16,207	51,343	51,343	53,487	89,490	89,490	81,866

Kenneth Macpherson	24,060	24,060	24,060	20,093	20,093	15,808	50,072	50,072	52,167	94,225	94,225	92,035

Heather Balsley	1,555	1,555	–	4,666	4,666	3,174	38,437	38,437	34,544	44,658	44,658	37,718

Jolie Fleming	0	0	n/a	3,288	3,288	n/a	23,701	23,701	n/a	26,989	26,989	n/a

Daniel Aylmer	8	8	n/a	6,483	6,483	n/a	17,870	17,870	n/a	24,361	24,361	n/a

Executive Directors’ benefits upon termination of office
All current Executive Directors have a rolling service contract with a notice period from the Group of 12 months. As an alternative, the Group may, at its discretion, pay in lieu of that notice. Neither notice nor a payment in lieu of notice will be given in the event of gross misconduct.
Payment in lieu of notice could potentially include up to 12 months’ salary and the cash equivalent of 12 months’ pension contributions and other contractual benefits. Where possible, the Group will seek to ensure that, where a leaver mitigates their losses by, for example, finding new employment, there will be a corresponding reduction in compensation payable for loss of office.

Visit
ihgplc.com/investors
under Corporate governance in the Directors’ Remuneration Policy section for further details about the determination of termination payments in the Directors’ Remuneration Policy.

290	IHG	Annual Report and Form 20-F 2024

Group information continued

Description of securities other than equity securities

Fees and charges payable to a depositary

Category (as defined by SEC)	Depositary actions	Associated fee

Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of:

–  Share distributions, stock splits, rights, mergers.

–  Exchange of securities or any other transactions or event or other distribution affecting the ADSs or the deposited securities.

$5 for each 100 ADSs (or portion thereof)

Receiving or distributing dividends	Distribution of stock dividends	$5 for each 100 ADSs (or portion thereof)

	Distribution of cash	$0.05 or less per ADS (or portion thereof)

Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs, which would have been charged as a result of the deposit of such securities	$5 for each 100 ADSs (or portion thereof)

Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5 for each 100 ADSs (or portion thereof)

Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS

General depositary services, particularly those charged on an annual basis	Other services performed by the depositary in administering the ADRs	$0.05 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the ADR Depositary by billing ADR holders or by deducting such charge from one or more cash dividends or other cash distributions

Expenses of the depositary

Expenses incurred on behalf of ADR holders in connection with:

–  Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment.

–  The ADR Depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

–  Stock transfer or other taxes and other governmental charges.

–  Cable, telex, facsimile transmission or delivery.

–  Transfer or registration fees in connection with the deposit and withdrawal of deposited securities.

–  Expenses of the ADR Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency).

–  Any other charge payable by the ADR Depositary or its agents.

Expenses payable at the sole discretion of the ADR Depositary by billing ADR holders or by deducting charges from one or more cash dividends or other cash distributions are $20 per transaction

Fees and charges payable by a depositary

J.P. Morgan Chase Bank N.A. (the ADR Depositary) is the depositary for IHG’s ADR programme. The ADR Depositary’s principal executive office is at: J.P. Morgan Depositary Receipts, 390 Madison Avenue, New York, NY 10017. The ADR Depositary has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR programme and incurred by the Company in connection with the ADR programme. The Company received $422,107 (of which $209,577 related to 2023 and $212,530 related to 2024) from the ADR Depositary during the year ended 31 December 2024 in respect of legal, accounting and other fees incurred in connection with the preparation of the Annual Report and Form 20-F, ongoing SEC compliance and listing requirements and investor relations programmes.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	291

Articles of Association

The Company’s Articles of Association (the Articles) were first adopted with effect from 27 June 2005, were most recently amended at the AGM held on

3 May 2024 and are available on the Company’s website at ihgplc.com/ investors under Corporate governance. The following summarises material rights of holders of the Company’s ordinary shares under the material provisions of the Articles and English law. This summary is qualified in its entirety by reference to the Companies Act and the Articles.

The Company’s shares may be held in certificated or uncertificated form. No holder of the Company’s shares will be required to make additional contributions of capital in respect of the Company’s shares in the future.

In the following description, a ‘shareholder’ is the person registered in the Company’s register of members as the holder of the relevant share.

Principal objects

The Company is incorporated under the name InterContinental Hotels Group PLC and is registered in England and Wales with registered number 05134420. The Articles do not restrict its objects or purposes.

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

The Directors are empowered to exercise all the powers of the Company to borrow money, subject to any limitation in the Articles (currently $5 billion), unless sanctioned by an ordinary resolution of the Company.

Under the Articles, there are no age limit requirements relating to a person’s qualification to hold office as a Director of the Company.

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

292	IHG	Annual Report and Form 20-F 2024

Group information continued

Articles of Association continued

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

On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. A poll may be demanded by any of the following:

the Chair of the meeting;

–	at least five shareholders present in person or by proxy and entitled to vote at the meeting;

–	any shareholder or shareholders present in person or by proxy representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

–

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

–

an ordinary resolution, which includes resolutions for the election of Directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of the Auditor, the increase of share capital or the grant of authority to allot shares; and

–

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

Rights in a winding-up

Except as the Company’s shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution is to be distributed among the holders of ordinary shares according to the amounts paid up on the shares held by them:

–	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

–	subject to any special rights attaching to any class of shares.

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

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	293

Working Time

Regulations 1998

In the UK, many employees of Group companies are covered by the Working Time Regulations, which came into force on 1 October 1998. These regulations implemented the EU Working Time Directive and parts of the Young Workers Directive, and lay down rights and protections for employees in areas such as maximum working hours, minimum rest time, minimum days off and paid leave. The Working Time Regulations continue to apply in the UK following the UK’s exit from the EU as retained EU law under the European Union (Withdrawal) Act 2018, as amended.

In the UK, there is in place a national minimum wage under the National Minimum Wage Act 1998, as amended. At 31 December 2024, the minimum wage for individuals aged 18 to 20 was £8.60 per hour and for those aged 21 or over was £11.44 per hour in each case, excluding apprentices aged under 18 years or, otherwise, in the first year of their apprenticeships.

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

Syndicated Facility

In April 2022, the Company, together with Six Continents Limited and InterContinental Hotels Limited (as borrowers and guarantors), signed a five-year $1.35 billion bank facility agreement (Syndicated Facility) with Bank of America Europe Designated Activity Company, Bank of China Limited, London Branch, Barclays Bank PLC, BNP Paribas, London Branch, Commerzbank Aktiengesellschaft, London Branch, DBS Bank Ltd, London Branch, Mizuho Bank, Ltd., MUFG Bank, Ltd., Standard Chartered Bank, Truist Securities, Inc., Unicredit Bank AG, U.S. Bank National Association and Wells Fargo Bank, N.A., London Branch all acting as lenders, mandated lead arrangers and joint bookrunners, and MUFG Bank, Ltd. as facility agent.

During 2023, IHG Finance LLC, a Group company, acceded to the Syndicated Facility agreement as an additional guarantor and the Syndicated Facility agreement was amended to ensure that the implementation of IFRS 16 ‘Leases’ was accurately reflected in the agreement’s terms. The Company has also exercised its ability to extend the term of the Syndicated Facility by two additional periods of 12 months, taking its term to April 2029.

The interest margin payable on borrowings under the Syndicated Facility is linked to the long-term credit rating assigned to the senior unsecured and unsubordinated debt of the Company. The margin can vary between the applicable reference rate + 0.50% and the applicable reference rate + 1.00% depending on the credit rating. The Syndicated Facility was undrawn as at 31 December 2024.

£4 billion Euro Medium Term Note programme

In 2024, the Group updated its Euro Medium Term Note programme (EMTN Programme) and issued a tranche of €750 million 3.625% notes due 27 September 2031 (2024 Issuance).

On 19 September 2024, an amended and restated trust deed (Trust Deed) was executed by the Company and IHG Finance LLC (IHGFL) as issuers (Issuers); the Company, IHGFL, Six Continents Limited and InterContinental Hotels Limited as guarantors (Guarantors) and U.S. Bank Trustees Limited as trustee (Trustee), pursuant to which the trust deed dated 27 November 2009, as supplemented by six supplemental trust deeds dated 7 July 2011, 9 November 2012, 16 June 2015, 11 August 2016, 14 September 2020 and 21 September 2023 originally between the Company as issuer, Six Continents Limited and InterContinental Hotels Limited as guarantors and HSBC Corporate Trustee Company (UK) Limited as trustee relating to the Programme, was amended and restated. Under the Trust Deed, the Issuers may issue notes (Notes) unconditionally and irrevocably guaranteed by the Guarantors, up to a maximum nominal amount from time to time outstanding of £4 billion (or its equivalent in other currencies). Notes are to be issued in series (each a Series) in bearer or registered form. Each Series may comprise one or more tranches (each a Tranche) issued on different issue dates. A Tranche of Notes may be issued on the terms and conditions set out in a base prospectus as amended and/or supplemented by a document setting out the final terms (Final Terms) of such Tranche or in a separate prospectus specific to such Tranche.

Under the Trust Deed, each of the Issuers and the Guarantors has given certain customary covenants in favour of the Trustee.

294	IHG	Annual Report and Form 20-F 2024

Group information continued

Material contracts continued

The Final Terms issued under the 2024 Issuance provide that the holders of the Notes have the right to repayment if the Notes (a) become non-investment grade within the period commencing on the date of announcement of a change of control and ending 90 days after the change of control (Change of Control Period) and are not subsequently, within the Change of Control Period, reinstated to investment grade; (b) are downgraded from a non-investment grade and are not reinstated to its earlier credit rating or better within the Change of Control Period; or (c) are not credit rated and do not become investment grade credit rated by the end of the Change of Control Period.

On 19 September 2024, the Issuers and the Guarantors entered into an amended and restated agency agreement (Agency Agreement) with Elavon Financial Services DAC, UK Branch as principal paying agent, Elavon Financial Services DAC as transfer agent and registrar and the Trustee, pursuant to which the Issuers and the Guarantors appointed paying agents and calculation agents in connection with the EMTN Programme and the Notes.

Under the Agency Agreement, each of the Issuers and the Guarantors has given a customary indemnity in favour of the paying agents and the calculation agents.

On 19 September 2024, the Issuers and the Guarantors entered into an amended and restated dealer agreement (Dealer Agreement) with Barclays Bank PLC as arranger and Bank of China Limited, London Branch, Barclays Bank PLC, Commerzbank Aktiengesellschaft, Merrill Lynch International, MUFG Securities EMEA plc, Truist Securities, Inc. and Wells Fargo Securities International Limited as dealers (Dealers), pursuant to which the Dealers were appointed in connection with the EMTN Programme and the Notes.

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

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	295

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

Notwithstanding the above, the Company notes the matters set out below, which are ongoing. Litigation is inherently unpredictable and, as at 14 February 2025, unless stated otherwise, the outcome of these matters cannot be reasonably determined.

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

The claim was amended in March 2018 to name Six Continents Hotels, Inc. as the sole defendant. The claimant alleges that security failures allowed customers’ financial information to be compromised. As of 14 February 2025, the likelihood of a favourable or unfavourable result cannot be reasonably determined, and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

Seven claims were filed in March 2022 against Holiday Hospitality Franchising LLC, Six Continents Hotels, Inc., and the IHG Owner’s Association, seeking class action status on behalf of the Group’s franchisees. Following dismissal of two claims and consolidation of the remaining, an amended claim was filed against Holiday Hospitality Franchising LLC and Six Continents Hotels, Inc., alleging claims for breach of contract, breach of implied covenant of good faith and fair dealing, breach of fiduciary duty, declaratory judgement, violation of the Sherman Act and demand for accounting. The claims allege that the Group, as franchisor, is engaged in unlawful business practices relating to numerous programmes, products and requirements which are purportedly part of the Group’s franchise system. The Court dismissed the majority of the claims, and the remaining claims allege breach of contract and deceptive trade practices. The Court ruled in IHG’s favour on the remaining claims and the matter is on appeal. As of 14 February 2025, the likelihood of a favourable or unfavourable result cannot be reasonably determined and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

A claim was filed on 15 September 2022 against Holiday Hospitality Franchising LLC, Six Continents Hotels, Inc., and IHG Technology Solutions, Inc. seeking class action status and damages for alleged claims for breach of contract, deceptive trade practices under state law, negligence and unjust enrichment. The allegations relate to the criminal, unauthorised access into the Group’s systems. On 31 July 2024, the Court dismissed the claims with prejudice, and no appeal was filed. Accordingly, the matter has been resolved.

An arbitration was filed on 11 December 2022, alleging that Holiday Inns Middle East Limited breached its contractual obligations by causing delay in relation to the opening of a hotel. The claim seeks monetary damages for various alleged losses. As of 14 February 2025, the likelihood of a favourable or unfavourable result cannot be reasonably determined.

Six Continents Hotels, Inc. is a party to two lawsuits seeking class action status that were filed in February and March 2024 against Six Continents Hotels, Inc. and other hotel companies as well as revenue management software providers. The lawsuits allege that the defendants violated antitrust laws by exchanging proprietary, current, and forward-looking information causing consumers to pay higher room rates. Motions to dismiss have been filed in both actions. As of 14 February 2025, the likelihood of a favourable or unfavourable result cannot be reasonably determined, and it is not possible to determine whether any loss is likely or to estimate the amount of any loss.

296	IHG	Annual Report and Form 20-F 2024

Shareholder information

Taxation

This section provides a summary of material US federal income tax and UK tax consequences to US holders, described below, of owning and disposing of ordinary shares or ADSs of the Company. This section addresses only the tax position of a US holder who holds ordinary shares or ADSs as capital assets. This section does not, however, discuss all of the tax considerations that may be relevant to any particular US holder, such as the provisions of the Internal Revenue Code of 1986, as amended (IR Code) known as the Medicare Contribution tax or tax consequences to US holders subject to special rules, such as:

–	certain financial institutions;

–	insurance companies;

–	dealers and traders in securities who use a mark-to-market method of tax accounting;

–

persons holding ordinary shares or ADSs as part of a straddle, conversion transaction, integrated transaction or wash sale, or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

–	persons whose functional currency for US federal income tax purposes is not the US dollar;

–	partnerships or other entities classified as partnerships for US federal income tax purposes;

–	persons liable for any minimum tax;

–	tax-exempt organisations;

–	persons who acquired the Company’s ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise in connection with employment; and

–	persons who, directly or indirectly, own ordinary shares or ADSs representing 10% or more of the Company’s voting power or value.

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

Subject to applicable limitations, dividends paid to certain non-corporate US holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute ‘qualified dividend income’. The Company expects that dividends paid by the Company with respect to the ordinary shares or ADSs will constitute qualified dividend income. Non-corporate US holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	297

Dividends must be included in income when the US holder, in the case of shares, or the ADR Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from certain other US corporations. For foreign tax credit limitation purposes, dividends will generally be income from sources outside the US.

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

PFIC rules

Based on the manner in which the Group operates its business and estimates of the value of its assets (which estimates are based, in part, on the market value of the Company’s ADSs) the Company believes that it was not a PFIC for US federal income tax purposes for its 2024 taxable year. However, the Company’s PFIC status is an annual factual determination and thus may be subject to change. If the Company were a PFIC for any taxable year during which a US holder owned ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would, in general, not be treated as capital gain. Instead, gain would be treated as if the US holder had realised such gain rateably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect (for individuals or corporations, as applicable) for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any ‘excess distribution’ received on the ordinary shares or ADSs (generally, the excess of distributions received on the ordinary shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period). The preferential rates for qualified dividend income described above would not apply if the Company were a PFIC for the taxable year of the distribution or the preceding taxable year.

Certain elections may be available (including a mark-to-market election) to US holders that would result in alternative treatments of the ordinary shares or ADSs. If the Company were a PFIC for any taxable year in which a US holder held ordinary shares or ADSs, a US holder would generally be required to file IRS Form 8621 with their annual US federal income tax returns, subject to certain exceptions.

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

298	IHG	Annual Report and Form 20-F 2024

Shareholder information continued

Taxation continued

may be charged on death and also on the amount by which the value of an individual’s estate is reduced as a result of any transfer made by way of gift or other undervalue transfer, broadly within seven years of death, and in certain other circumstances. Where the ordinary shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the Convention generally provides for either a credit against US federal tax liabilities for UK inheritance tax paid or for a credit against UK inheritance tax liabilities for US federal tax paid, as the case may be.

The above discussion reflects current UK tax law. The Finance Bill currently proceeding through the UK Parliament contains provisions affecting UK inheritance tax from 6 April 2025 (which, broadly, provide for the repeal of the concepts of domicile and deemed domicile and their replacement with a long-term residence-based approach). US Holders who may be impacted by these changes should consult with their tax advisers as necessary.

UK stamp duty and SDRT

Neither stamp duty nor Stamp Duty Reserve Tax (SDRT) will generally be payable in the UK on the purchase or transfer of an ADS, provided that the ADS and any separate instrument or written agreement of transfer are executed and remain at all times outside the UK. UK legislation does however provide for stamp duty or SDRT to be payable at the rate of 1.5% on the amount or value of the consideration (or, in some cases, the value of the ordinary shares) where ordinary shares are transferred to a person (or a nominee or agent of a person) whose business is or includes issuing depositary receipts or the provision of clearance services. In accordance with the terms of the deposit agreement, any tax or duty payable on deposits of ordinary shares by the depositary or by the custodian of the depositary will typically be charged to the party to whom ADSs are delivered against such deposits. However, such transfers will not attract stamp duty or SDRT where they satisfy the conditions of an exemption, including exemptions which can apply to certain capital raising or qualifying listing arrangements.

Specific professional advice should be sought before paying a 1.5% SDRT or stamp duty charge in any circumstances.

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

Any UK stamp duty or SDRT imposed upon transfers of ADSs or ordinary shares will not be creditable for US federal income tax purposes. US Holders should consult their tax advisers regarding whether any such UK stamp duty or SDRT may be deductible or reduce the amount of gain (or increase the amount of loss) recognised upon a sale or other disposition of the ADSs or ordinary shares.

US backup withholding and information reporting

Payments of dividends and sales proceeds with respect to ADSs and ordinary shares may be reported to the IRS and to the US holder. Backup withholding may apply to these reportable payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status, or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US holders (including, among others, corporations) are not subject to information reporting and backup withholding (but may be required to establish their exempt status). The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished in a timely manner to the IRS. US holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	299

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

Insider trading policy

The Company has in place a code of practice for dealing in the Company’s securities, which is designed to ensure that the Company’s Directors, Executive Committee members and certain of the Group’s employees comply with applicable insider trading laws, rules and regulations and related regulatory obligations.

A copy of the code of practice is included as Exhibit 11.1 to this Annual Report and Form 20-F.

300	IHG	Annual Report and Form 20-F 2024

Shareholder information continued

Summary of significant

corporate governance

differences from

NYSE listing standards

The Group’s statement of compliance with the principles and provisions specified in the UK Corporate Governance Code issued in July 2018 by the Financial Reporting Council (the Code) is set out on pages 176 and 177.

IHG has also adopted the corporate governance requirements of the US Sarbanes-Oxley Act and related rules and of the NYSE, to the extent that they are applicable to it as a foreign private issuer. As a foreign private issuer, IHG is required to disclose any significant ways in which its corporate governance practices differ from those followed by US companies. These are as follows:

Basis of regulation

The Code contains a series of principles and provisions. Listed companies are required to state how they have applied the Code’s principles, and the provisions operate on a ‘comply or explain’ basis, where any areas of non-compliance should be disclosed with an explanation for the non-compliance.

In contrast, US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines adopted by the NYSE.

Independent Directors

The Code’s principles recommend that at least half the Board, excluding the Chair, should consist of independent non-executive directors. As at 17 February 2025, the Board consisted of the Chair, independent at the time of her appointment, two Executive Directors and seven independent Non-Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE has set out six bright line tests for director independence. The Board’s judgement is that all of its Non-Executive Directors are independent. However, it did not explicitly take into consideration the NYSE’s tests in reaching this determination.

Chair and Chief Executive Officer

The Code recommends that the Chair and Chief Executive Officer should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chair and Chief Executive Officer were, as at 17 February 2025 and throughout 2024, fulfilled by separate individuals.

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

The Chair of the Company is not a member of the Audit Committee. As set out on page 128, the Audit Committee is chaired by an independent Non-Executive Director who, in the Board’s view, has the experience and qualifications to satisfy the criterion under US rules for an ‘audit committee financial expert’.

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

Shareholder approval of equity compensation plans

The NYSE rules require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. The Company complies with UK requirements, which are similar to the NYSE rules. The Board does not, however, explicitly take into consideration the NYSE’s detailed definition of ‘material revisions’.

Code of Conduct

The NYSE requires companies to adopt a code of business conduct and ethics, applicable to Directors, officers and employees. Any waivers granted to Directors or officers under such a code must be promptly disclosed. As set out on pages 78 to 79, IHG’s Code of Conduct is applicable to all Directors, officers and employees, and is available on the Company’s website at ihgplc.com/
investors/corporate-governance/
code-of-conduct. No waivers have been granted under the Code of Conduct.

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

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	301

Return of funds

Since March 2003, the Group has returned over £8 billion of funds to shareholders by way of special dividends, capital returns and share repurchase programmes.

Return of funds programme	Timing	Total return	Returned to date

£501m special dividend[a]	Paid in December 2004	£501m	£501m

£250m share buyback	Completed in 2004	£250m	£250m

£996m capital return[a]	Paid in July 2005	£996m	£996m

£250m share buyback	Completed in 2006	£250m	£250m

£497m special dividend[a]	Paid in June 2006	£497m	£497m

£250m share buyback	Completed in 2007	£250m	£250m

£709m special dividend[a]	Paid in June 2007	£709m	£709m

£150m share buyback	N/Ab	£150m	£120m

$500m special dividendac	Paid in October 2012	£315md	£315me
		($500m)	($505m)

$500m share buyback	Completed in 2014	£315md	£315m
		($500m)	($500m)[f]

$350m special dividend	Paid in October 2013	£229mg	£228m
		($350m)	($355m)[h]

$750m special dividend[a]	Paid in July 2014	£447mi	£446m
		($750m)	($763m)[j]

$1,500m special dividend[a]	Paid in May 2016	£1,038mk	£1,038m
		($1,500m)	($1,500m)

$400m special dividend[a]	Paid in May 2017	£309ml	£310m
		($400m)	($404m)

$500m special dividend[a]	Paid in January 2019	£389mm	£388m
		($500m)	($510m)

$500m share buyback	Completed in January 2023	£432m	£432m
		($496m)	($496m)

$750m share buyback	Completed in December 2023	£595m	£595m
		($746m)	($746m)

$ 800m share buyback	Completed in December 2024	£622m	£622m
		($792m)	($792m)

Total		£8,294m	£8,262m

a.	Accompanied by a share consolidation.

b.	This programme was superseded by the share buyback programme announced on 7 August 2012.

c.	IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008.

d.

The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.63, as set out in the circular detailing the special dividend and share buyback programme published on 14 September 2012.

e.	Sterling dividend translated at $1=£0.624.

f.	Translated into US dollars at the average rates of exchange for the relevant years (2014 $1=£0.61; 2013 $1=£0.64; 2012 $1 = £0.63).

g.	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.65, as announced in the Half-Year Results to 30 June 2013.

h.	Sterling dividend translated at $1=£0.644.

i.	The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate translated at $1=£0.597.

j.	Sterling dividend translated at $1=£0.5845.

k.	The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.6923, as announced on 12 May 2016.

l.	The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.7724, as announced on 11 May 2017.

m.	The dividend was first determined in US dollars and converted to sterling at the rate of £1 = $1.2860, as announced on 17 January 2019.

302	IHG	Annual Report and Form 20-F 2024

Shareholder information continued

Purchases of equity securities by the Company and affiliated purchaser

The Group’s $800m share buyback programme was announced on 20 February 2024 and completed on 27 December 2024. As at 31 December 2024, 7,544,912 shares had been repurchased at an average price of £82.41 per share (approximately £622m).

	Total number of shares (or units) purchased	Average price paid per share (or unit) (£)	Total number of shares (or units) purchased as part of publicly announced plans or programmes	Maximum number of shares (or units) that may be purchased under the plans or programmes

Month 1 (no purchases this month)	–	–	–	17,515,456[a]

Month 2	600,716	85.8571	600,716	17,515,456[a]

Month 3	423,035	82.9681	423,035	17,515,456[a]

Month 4	1,263,484	78.9089	1,263,484	17,515,456[a]

Month 5	888,432	78.4774	888,432	16,427,423[b]

Month 6	485,549	81.0127	485,549	16,427,423[b]

Month 7	801,607	81.3033	801,607	16,427,423[b]

Month 8	1,058,693	73.5652	1,058,693	16,427,423[b]

Month 9	442,368	77.8577	442,368	16,427,423[b]

Month 10	442,363	85.0328	442,363	16,427,423[b]

Month 11	421,338	94.4764	421,338	16,427,423[b]

Month 12	717,327	99.5701	717,327	16,427,423[b]

a.	Reflects the resolution passed at the Company’s AGM held on 5 May 2023.

b.	Reflects the resolution passed at the Company’s AGM held on 3 May 2024.

Dividend history

The table below sets forth the amounts of ordinary dividends on each ordinary share and special dividends, in respect of each financial year indicated.

	Interim dividend		Final dividend				Total dividend			Special dividend

	pence	cents	pence		cents		pence		cents	pence		cents

2024	40.8	53.2	N/A	[a]	114.4		N/A	[a]	167.6	–		–

2023	38.7	48.3	83.9		104		122.6		152.3	–		–

2022	37.8	43.9	76.08		94.5		113.88		138.4	–		–

2021	–	–	67.50		85.9		67.50		85.9	–		–

2020	–	–	–		–		–		–	–		–

2019	32.0	39.9	–	[b]	–	[b]	32.0		39.9	–		–

2018	27.7	36.3	60.4		78.1		88.1		114.4	203.8	ce	262.1	ce

2017	24.4	33.0	50.2		71.0		74.6		104.0	156.4	[c]	202.5	[c]

2016	22.6	30.0	49.4		64.0		72.0		94.0	438.2	[c]	632.9	[c]

2015	17.7	27.5	40.3		57.5		58.0		85.0	–		–

2014	14.8	25.0	33.8		52.0		48.6		77.0	174.9	[c]	293.0	[c]

2013	15.1	23.0	28.1		47.0		43.2		70.0	87.1		133.0

2012	13.5	21.0	27.7		43.0		41.2		64.0	108.4	[c]	172.0	[c]

2011	9.8	16.0	24.7		39.0		34.5		55.0	–		–

2010	8.0	12.8	22.0		35.2		30.0		48.0	–		–

2009	7.3	12.2	18.7		29.2		26.0		41.4	–		–

2008[d]	6.4	12.2	20.2		29.2		26.6		41.4	–		–

2007	5.7	11.5	14.9		29.2		20.6		40.7	200	[c]	–

2006	5.1	9.6	13.3		25.9		18.4		35.5	118	[c]	–

a.	The sterling amount of the final dividend will be announced on 28 April 2025 using the average of the daily exchange rates for the three working days commencing 23 April 2025.

b.	The Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢ per share.

c.	Accompanied by a share consolidation.

d.

IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008. Starting with the interim dividend for 2008, all dividends have first been determined in US dollars and converted into sterling prior to payment.

e.	This special dividend was announced on 19 October 2018 and paid on 29 January 2019.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	303

Shareholder profiles

Shareholder profile by type as at 31 December 2024

Category of shareholder	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital

Private individuals	26,336	94.85	6,352,942	3.86

Nominee companies	1,090	3.93	125,406,539	76.09

Limited and public limited companies	179	0.64	17,609,847	10.69

Other corporate bodies	154	0.55	15,322,374	9.30

Banks and unknown	8	0.03	96,339	0.06

Total	27,767	100	164,788,041	100

Shareholder profile by size as at 31 December 2024

Range of shareholdings	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital

1–199	19,372	69.77	1,116,596	0.68

200–499	4,606	16.59	1,439,999	0.87

500–999	1,837	6.62	1,268,144	0.77

1,000–4,999	1,275	4.59	2,505,467	1.52

5,000–9,999	162	0.58	1,132,597	0.69

10,000–49,999	274	0.99	6,388,604	3.88

50, 000–99,999	78	0.28	5,616,776	3.41

100,000–499,999	117	0.42	24,204,509	14.69

500,000–999,999	20	0.07	13,851,597	8.41

1,000,000 and above	26	0.09	107,263,752	65.09

Total	27,767	100	164,788,041	100

Shareholder profile by geographical location as at 31 December 2024

Country/Jurisdiction	Percentage of issued share capital

UK	33.2%

Rest of Europe	18.0%

North America (inc. ADRs)	46.6%

Rest of world	2.2%

Total	100%

The geographical profile presented is based on an analysis of shareholders (by manager) of 10,000 shares or above where geographical ownership is known. This analysis only captures 93% of total issued share capital. Therefore, the known percentage distributions have been multiplied by 100/93 to achieve the figures shown in the table above.

As of 14 February 2025, 13,371,894 ADRs equivalent to 13,371,894 ordinary shares, or approximately 8.4% of the total issued share capital, were outstanding and were held by 388 holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders on record may not be representative of the number of beneficial owners.

As of 14 February 2025, there were a total of 27,628 recorded holders of ordinary shares, of whom 220 had registered addresses in the US and held a total of 263,607 ordinary shares (0.16% of the total issued share capital).

30 4	IHG	Annual Report and Form 20-F 2024

Schedule 1: Condensed Parent Company financial information
As described in note 15 to the Consolidated Financial Statements, certain of the Group’s financial assets, which are held in subsidiaries of InterContinental Hotels Group PLC, are subject to restrictions. Since the Group as a whole has net liabilities, the restricted net assets of InterContinental Hotels Group PLC’s consolidated subsidiaries as of 31 December therefore exceeded 25% of consolidated net assets. This Schedule I has therefore been provided pursuant to the requirements of Securities and Exchange Commission (“SEC”) Regulation S-X Rule 12-04(a), which require condensed financial information of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, revised to include 2023 and 2022 comparatives.
The Condensed Parent Company financial information should be read in conjunction with the Consolidated Financial Statements. The condensed financial information has been prepared using the same material accounting policies as set out in the Consolidated Financial Statements. Additionally, investments in subsidiaries are included at cost less any provision for impairment in value. Where the Company grants awards over its own shares to the employees of its subsidiaries, it recognises an increase in the cost of investment in its subsidiaries equivalent to the equity-settled share-based payment charge. Any consideration received from subsidiaries in relation to those awards does not represent an increase in the cost of investment. Amounts due from Group undertakings are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for expected credit losses. In the condensed statement of cash flows, dividends received are presented within investing activities.

The condensed financial information is presented in millions of US dollars.

Dividends paid by the parent company are analysed in note
9
 to the Consolidated Financial Statements.

As at 31 December 2024, there are no mandatory dividend or redemption requirements for redeemable stocks to disclose.
Condensed statement of profit/(loss) and other comprehensive income of the Parent Company

For the year ended 31 December 2024	2024 $m	2023 $m	2022 $m

Administrative expenses	(2)	(2)	(2)

Operating loss	(2)	(2)	(2)

Dividend income from subsidiary undertaking	762	1,877	858

Financial income	30	30	4

Financial expenses	(81)	(77)	(85)

Profit before tax	709	1,828	775

Tax	16	16	21

Profit for the year	725	1,844	796

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:

(Losses)/gains on cash flow hedges, including related tax charge of $2m (2023: $1m charge; 2022: $2m credit)	(51)	(36)	36

Costs of hedging	1	2	3

Hedging losses/(gains) reclassified to financial expenses	57	35	(43)

Exchange (losses)/gains on translation	(38)	119	(110)

Total other comprehensive (loss)/income for the year	(31)	120	(114)

Total comprehensive income for the year	694	1,964	682
Total comprehensive income for the year is entirely attributable to the equity holders of the Parent Company.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	305

Condensed statement of financial position of the Parent Company

31 December 2024	2024 $m	2023 $m

ASSETS

Investments in subsidiary undertakings	4,077	4,113

Derivative financial instruments	–	1

Deferred tax assets	53	55

Total non-current assets	4,130	4,169

Amounts due from related parties	193	1,107

Other receivables	16	9

Total current assets	209	1,116

Total assets	4,339	5,285

LIABILITIES

Loans and other borrowings	(381)	(555)

Amounts due to related parties	(1)	–

Derivative financial instruments	–	(26)

Total current liabilities	(382)	(581)

Loans and other borrowings	(1,469)	(1,904)

Non-current payables	(2)	–

Derivative financial instruments	(14)	–

Total non-current liabilities	(1,485)	(1,904)

Total liabilities	(1,867)	(2,485)

Net assets	2,472	2,800

EQUITY

Called up share capital	43	46

Share premium account	94	95

Currency translation reserve	(250)	(212)

Other reserves	759	707

Retained earnings	1,826	2,164

Total equity	2,472	2,800

306	IHG	Annual Report and Form 20-F 2024

Schedule 1: Condensed Parent Company financial information continued

Condensed statement of cash flows of the Parent Company

For the year ended 31 December 2024	2024 $m	2023 $m	2022 $m

Profit for the year	725	1,844	796

Adjustments for:

Administrative expenses funded by subsidiaries	2	2	2

Net financial expenses	51	47	81

Dividend income from subsidiary undertaking	(762)	(1,877)	(858)

Income tax credit	(16)	(16)	(21)

Total adjustments	(725)	(1,844)	(796)

Changes in amounts due from related parties: operating activities	7	9	10

Cash flow from operations	7	9	10

Interest received	30	29	4

Interest paid	(84)	(74)	(80)

Net cash from operating activities	(47)	(36)	(66)

Cash flow from investing activities

Dividend received from subsidiary undertaking	762	1,877	858

Changes in amounts due from related parties: investing activities	930	(824)	132

Net cash from investing activities	1,692	1,053	990

Cash flow from financing activities

Repurchase of shares, including taxes and transaction costs	(804)	(790)	(482)

Dividends paid to shareholders	(259)	(245)	(233)

Repayment of long-term bonds	(547)	–	(209)

Settlement of currency swaps	(45)	–	–

Changes in amounts due from related parties: financing activities	10	18	–

Net cash from financing activities	(1,645)	(1,017)	(924)

Net movement in cash and cash equivalents in the year	–	–	–

Cash and cash equivalents at beginning of the year	–	–	–

Exchange rate effects	–	–	–

Cash and cash equivalents at end of the year	–	–	–

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	307

Contingencies of the Parent Company
The following UK subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies Act 2006 for the year ended 31 December 2024:

Company name	Company number

Asia Pacific Holdings Limited	03941780

Hotel InterContinental London (Holdings) Limited	06451128

IHC May Fair Hotel Limited	02323039

IHC Overseas (U.K.) Limited	02322038

IHG PS Nominees Limited	07092523

InterContinental (PB) 1	06724223

InterContinental (PB) 3 Limited	06947603

SC Leisure Group Limited	00658907

Six Continents Holdings Limited	03211009

Six Continents Hotels International Limited	00722401

Six Continents Investments Limited	00694156

Six Continents Overseas Holdings Limited	02661055
The Company will guarantee all outstanding liabilities of the above UK subsidiary undertakings as at the balance sheet date in accordance with Section 479C of the Companies Act 2006. The Company has assessed the probability of loss under the guarantees as remote.
As at 31 December 2024, 2023 and 2022 the Company had provided guarantees in respect of certain borrowings of subsidiaries, the carrying values of which are as follows:

Description	Maturity date	2024 $m	2023 $m	2022 $m

€ 600m 4.375% bonds 2029	28 November 2029	623	663	–

€ 750m 3.625% bonds 2031	27 September 2031	784	–	–

		1,407	663	–
Maturity profile of borrowings of the Parent Company
The public bonds issued by the parent company are all due within five years. The principal values to be repaid on maturity are shown below:

Description	Maturity date	2025 $m	2026 $m	2027 $m	2028 $m

£300m 3.75% bonds 2025	14 August 2025	376	–	–	–

£350m 2.125% bonds 2026	24 August 2026	–	439	–	–

€ 500m 2.125% bonds 2027	15 May 2027	–	–	521	–

£400m 3.375% bonds 2028	8 October 2028	–	–	–	502

		376	439	521	502

308	IHG	Annual Report and Form 20-F 2024

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F with the SEC, and are publicly available through the SEC’s website.

Visit sec.gov and search InterContinental Hotels Group PLC under Company Filings.

Exhibit 1	Articles of Association of the Company dated 3 May 2024

Exhibit 2(d)	Description of Securities Registered Under Section 12 of the Exchange Act

Exhibit 4(a)(i)	Amended and restated trust deed dated 19 September 2024 relating to a £4 billion Euro Medium Term Note Programme, among InterContinental Hotels Group PLC, IHG Finance LLC, Six Continents Limited, InterContinental Hotels Limited and U.S. Bank Trustees Limited

Exhibit 4(a)(ii)[a]	$1.35 billion bank facility agreement dated 28 April 2022, among InterContinental Hotels Group PLC and certain of its subsidiaries, and Bank of America Europe Designated Activity Company, Bank of China Limited, London Branch, Barclays Bank PLC, BNP Paribas, London Branch, Commerzbank Aktiengesellschaft, London Branch, DBS Bank Ltd, London Branch, Mizuho Bank, Ltd., MUFG Bank, Ltd., Standard Chartered Bank, Truist Securities, Inc., Unicredit Bank AG, U.S. Bank National Association and Wells Fargo Bank, N.A., London Branch (incorporated by reference to Exhibit 4(a)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 2 March 2023)

Exhibit 4(a)(iii)[a]	Extension letter dated 10 March 2023 relating to the $1.35 billion bank facility agreement dated 28 April 2022 (incorporated by reference to Exhibit 4(a)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 February 2024)

Exhibit 4(a)(iv)[a]	Amendment letter dated 10 August 2023 relating to the $1.35 billion bank facility agreement dated 28 April 2022 (incorporated by reference to Exhibit 4(a)(iv) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 February 2024)

Exhibit 4(a)(v)[a]	Accession letter dated 12 October 2023 relating to the $1.35 billion bank facility agreement dated 28 April 2022 (incorporated by reference to Exhibit 4(a)(v) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 February 2024)

Exhibit 4(a)(vi)	Extension letter dated 25 March 2024 relating to the $1.35 billion bank facility agreement dated 28 April 2022

Exhibit 4(c)(i)[a]	Michael Glover’s service contract dated 12 December 2022, commenced on 20 March 2023 (incorporated by reference to Exhibit 4(c)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 February 2024)

Exhibit 4(c)(ii)[a]	Rules of the InterContinental Hotels Group Long Term Incentive Plan as approved by shareholders on 2 May 2014 and as amended on 14 February 2019, 4 December 2019 and 7 May 2020 (incorporated by reference to Exhibit 4(c)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)

Exhibit 4(c)(iii)[a]	Rules of the InterContinental Hotels Group Annual Performance Plan as amended (incorporated by reference to Exhibit 4(c)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)

Exhibit 4(c)(iv)[a]	Elie Maalouf’s service contract dated 4 May 2023, commenced on 1 July 2023 (incorporated by reference to Exhibit 4(c)(iv) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 February 2024)

Exhibit 4(c)(v)[a]	Rules of the InterContinental Hotels Group Deferred Award Plan as approved by shareholders on 5 May 2023 and as amended on 18 October 2023 (incorporated by reference to Exhibit 4(c)(v) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 February 2024)

Exhibit 4(c)(vi)	Rules of the InterContinental Hotels Group Annual Performance Plan as approved by the Remuneration Committee on 30 November 2023

Exhibit 8	List of subsidiaries as at 31 December 2024 (can be found on pages 253 to 256)

Exhibit 11.1	Code of Practice for dealing in InterContinental Hotels Group PLC Securities

Exhibit 12(a)	Certification of Elie Maalouf filed pursuant to 17 CFR 240.13a–14(a)

Exhibit 12(b)	Certification of Michael Glover filed pursuant to 17 CFR 240.13a–14(a)

Exhibit 13(a)	Certification of Elie Maalouf and Michael Glover furnished pursuant to 17 CFR 240.13a–14(b) and 18 U.S.C.1350

Exhibit 15(a)	Consent of independent registered public accounting firm, PricewaterhouseCoopers LLP

Exhibit 97[a]	Incentive-Based Compensation Recovery Policy approved on 18 October 2023 (incorporated by reference to Exhibit 97 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 February 2024)

Exhibit 101.INS	Inline XBRL Instance Document

Exhibit 101.SCH	Inline XBRL Taxonomy Extension Schema Document

Exhibit 101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit 101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit 101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit 101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

a.	Incorporated by reference.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	309

Forward-looking statements

The Annual Report and Form 20-F 2024 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of the Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group PLC with respect thereto. Such statements include, but are not limited to, statements made in the Chair’s statement, the Chief Executive Officer’s review and the Strategic Report. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by the Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the Group’s exposure to a competitive and changing industry; the Group’s reliance on the reputation of its existing brands and exposure to inherent reputation risks; the Group’s exposure to inherent uncertainties associated with brand development and expansion; the Group’s reliance on the ongoing appeal of its loyalty programme; the

Group’s exposure to a variety of risks related to identifying, securing and retaining franchise and management agreements; the Group’s exposure to the risks of hotel industry overcapacity; the Group’s requirement to have the right people, skills and capability to manage growth and change; the risk that the Group’s collective bargaining activity could disrupt operations, increase labour costs or interfere with the ability of management to focus on executing business strategies; the Group’s exposure to cybersecurity and data privacy risks; the Group’s exposure to intellectual property risks; the risk that the Group’s reputation and the value of its brands are influenced by the perception of various stakeholders of the Group; the Group’s requirements to comply with existing and changing regulations and act in accordance with societal expectations across numerous countries, territories and jurisdictions; the Group’s exposure to the risk of litigation; the potential for domestic and international environmental laws and regulations to cause the Group to incur substantial costs or subject the Group to potential liabilities; the Group’s financial performance being affected by changes in tax laws; the Group’s dependence on a wide range of external stakeholders and business partners; the Group’s exposure to a variety of risks associated with safety, security and crisis management; the Group’s reliance on the resilience of its reservation system and other key technology platforms and the exposure to risks that could disrupt their operation and/or integrity; the Group’s exposure to political and economic developments; the Group’s exposure to continued disruption and consequences from the war in Ukraine; the Group’s exposure to disruption and consequences from the conflict in the Middle East; the potential for the Group to face difficulties insuring its business; the Group’s exposure to risks related to executing and realising benefits from strategic transactions, including acquisitions and restructuring; the Group’s exposure to a variety of risks associated with its financial stability and ability to borrow and satisfy debt covenants; the dependence of the Group’s operations on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations; the Group’s exposure to an impairment of the carrying value of its brands, goodwill or other tangible and intangible assets negatively affecting its consolidated operating results; the Group’s exposure to fluctuations in exchange rates, currency devaluations or restructurings and to interest rate risk in relation to its borrowings; the potential for the Group to be affected by credit risk on treasury transactions and loans to owners; the Group’s exposure to inherent risks in relation to changing technology and systems; the various operational, compliance and reputational risks that the Group’s integration of AI technologies into its processes and systems may introduce; the Group’s exposure to competition from online travel agents and intermediaries; the Group’s exposure to the risk of events or stakeholder expectations that adversely impact domestic or international travel, including climate change; the Group’s exposure to climate change and sustainability risks; and the Group’s exposure to risks relating to its commitments in relation to climate change.

The main factors that could affect the business and financial results are described in the Strategic Report of the Annual Report and Form 20-F 2024.

310	IHG	Annual Report and Form 20-F 2024

Form 20-F cross-reference guide

The table below references information in this document that will be included in the Company’s Annual Report on Form 20-F for 2024 filed with the SEC.

Item	Form 20-F caption	Location in this document	Page

1	Identity of Directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information

	3A – Selected financial data	Shareholder information: Dividend history	302

	3B – Capitalisation and indebtedness	Not applicable	–

	3C – Reason for the offer and use of proceeds	Not applicable	–

	3D – Risk factors	Group information: Risk factors	280–287

4	Information on the Company

	4A – History and development of the Company	Group information: History and developments	280

		Shareholder information: Return of funds	301

		Useful information: Contacts	317

	4B – Business overview	Strategic Report	4–110

		Group information: Working Time Regulations 1998	293

		Group Information: Risk factors	280–287

		Directors’ Report: Business relationships with suppliers, customers and others	278

	4C – Organisational structure	Strategic Report: Our Culture	77–80

		Group Financial Statements: Note 33 – Group companies	253–256

		Group Information: History and developments	280

	4D – Property, plant and equipment	Strategic Report: Key performance indicators	38–41

		Strategic Report: Greenhouse gas (GHG) emissions	74–76

		Group Financial Statements: Note 12 – Property, plant and equipment	225–226

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects

	5A – Operating results	Strategic Report: Key performance indicators	38–41

		Strategic Report: Performance	81–108

		Group Financial Statements: Accounting policies	197–208

		Group Financial Statements: New accounting standards	208

		Viability statement	109–110

	5B – Liquidity and capital resources	Strategic Report: Our Business Model – Capital allocation and dividend policy	24–25

		Viability statement	109–110

		Strategic Report: Performance – Sources of liquidity	86

		Group Financial Statements: Note 17 – Cash and cash equivalents	231–232

		Group Financial Statements: Note 21 – Loans and other borrowings	234

		Group Financial Statements: Note 23 – Financial risk management and derivative financial instruments	236–240

		Group Financial Statements: Note 24 – Classification and measurement of financial instruments	240–242

		Group Financial Statements: Note 25 – Reconciliation of (loss)/profit for the year to cash flow from operations before contract acquisition costs	243

		Additional Information: Forward-looking statements	309

	5C – Research and development;	Not applicable	–
intellectual property

	5D – Trend information	Strategic Report: Performance	81–108

		Strategic Report: Trends shaping our industry	20–21

	5E – Critical accounting estimates	Group Financial Statements: Critical accounting policies	197, 260

	Non-GAAP financial measures	Strategic Report: Performance	81–108

		Other financial information	266–275

		Group Financial Statements: Note 6 – Exceptional items	215–216

		Group Financial Statements: Note 10 – Earnings per ordinary share	222

		Group Financial Statements: Note 22 – Net debt	235–236

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	311

Item	Form 20-F caption	Location in this document	Page

6	Directors, senior management and employees

	6A – Directors and senior management	Governance: Our Board of Directors and Our Executive Committee	114–121

	6B – Compensation	Directors’ Remuneration Report	138–166

		Directors’ Remuneration Policy	167–175

		Group Financial Statements: Note 26 – Retirement benefits	244–246

		Group Financial Statements: Note 30 – Related party disclosures	251

		Group Financial Statements: Note 27 – Share-based payments	247–248

	6C – Board practices	Governance structure and Board activities	122–127

		Executive Directors’ benefits upon termination of office	289

	6D – Employees	Group Financial Statements: Note 4 – Staff costs and Directors’ remuneration	213–214

		Group information: Working Time Regulations 1998	293

		Directors’ Report: Employees and Code of Conduct	277–278

	6E – Share ownership	Directors’ Remuneration Report: Annual Report on Directors’ remuneration – Scheme interests awarded during 2024	147–148

		Directors’ Remuneration Report: Annual Report on Directors’ remuneration – Shares and awards held by Executive Directors at 31 December 2024: number of shares	149

		Group Financial Statements: Note 27 – Share-based payments	247–248

		Group information: Directors’ and Executive Committee members’ shareholdings	289

	6F – Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable	–

7	Major shareholders and related party transactions

	7A – Major shareholders	Directors’ Report: Major institutional shareholders	276–277

		Shareholder information: Shareholder profiles	303

	7B – Related party transactions	Group Financial Statements: Note 14 – Investment in associates and joint ventures	228–229

		Group Financial Statements: Note 30 – Related party disclosures	251

	7C – Interests of experts and counsel	Not applicable	–

8	Financial Information

	8A – Consolidated statements and other financial information	Directors’ Report: Dividends	276

		Group Financial Statements	190–196

		Group information: Legal proceedings	295

		Other financial information	266–275

	8B – Significant changes	Group Financial Statements: Note 32 – Events after the reporting period	252

9	The offer and listing

	9A – Offer and listing details	Useful information: Trading markets	315

	9B – Plan of distribution	Not applicable	–

	9C – Markets	Useful information: Trading markets	315

	9D – Selling shareholders	Not applicable	–

	9E – Dilution	Not applicable	–

	9F – Expenses of the issue	Not applicable	–

312	IHG	Annual Report and Form 20-F 2024

Form 20-F cross-reference guide continued

Item	Form 20-F caption	Location in this document	Page

10	Additional information

	10A – Share capital	Not applicable	–

	10B – Memorandum and articles of association	Group information: Articles of Association	291–292

		Group information: Rights attaching to shares	291–292

	10C – Material contracts	Group information: Material contracts	293–294

	10D – Exchange controls	Group information: Exchange controls and restrictions on payment of dividends	294

	10E – Taxation	Shareholder information: Taxation	296–298

	10F – Dividends and paying agents	Not applicable	–

	10G – Statement by experts	Not applicable	–

	10H – Documents on display	Useful information: Investor information – Documents on display	315

	10I – Subsidiary information	Not applicable	–

11	Quantitative and qualitative disclosures about market risk	Group Financial Statements: Note 23 – Financial risk management and derivative financial instruments	236–240

12	Description of securities other than equity securities

	12A – Debt securities	Not applicable	–

	12B – Warrants and rights	Not applicable	–

	12C – Other securities	Not applicable	–

	12D – American depositary shares	Group information: Description of securities other than equity securities	290

		Additional Information: Investor Information	315

		Additional Information: Contacts	317

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–

15	Controls and Procedures	Shareholder information: Disclosure controls and procedures	299

		Statement of Directors’ Responsibilities: Management’s report on internal control over financial reporting	179

		Independent Auditor’s US Report	187–189

16	16A – Audit committee financial expert	Governance: Audit Committee Report	128–133

		Shareholder information: Summary of significant corporate governance differences from NYSE listing standards – Committees	300

	16B – Code of ethics	Directors’ Report: Code of Conduct	278

		Strategic Report: Our culture	77–80

		Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	300

	16C – Principal accountant fees and services	Governance: Audit Committee Report – External auditor	131

		Governance: Audit Committee Report – Non-audit services	130

		Group Financial Statements: Note 5 – Auditor’s remuneration	214

	16D – Exemptions from the listing standards for audit committees	Not applicable	–

	16E – Purchase of equity securities by the issuer and affiliated purchasers	Shareholder information: Purchases of equity securities by the Company and affiliated purchasers	302

	16F – Change in registrant’s certifying accountant	Not applicable	–

	16G – Corporate Governance	Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	300

	16H – Mine safety disclosure	Not applicable	–

	16I – Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable	–

	16J – Insider trading policies	Additional Information: Insider trading policy	299

	16K – Cybersecurity	Additional Information: Cybersecurity	288–289

17	Financial statements	Not applicable	–

18	Financial statements	Group Financial Statements	190–256

		Schedule 1: Parent Company condensed financial information	304–307

19	Exhibits	Additional Information: Exhibits	308

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	313

Glossary

ADR

an American Depositary Receipt, being a receipt evidencing title to an ADS.

ADR Depositary

J.P. Morgan Chase Bank N.A.

ADS

an American Depositary Share as evidenced by an ADR, being a registered negotiable security, listed on the New York Stock Exchange, representing one ordinary share of 20 340/399 pence each of the Company.

AGM

Annual General Meeting.

APP

Annual Performance Plan.

Average daily rate

rooms revenue divided by the number of room nights sold.

Capital expenditure

purchases of property, plant and equipment, intangible assets, associate and joint venture investments, and other financial assets, plus contract acquisition costs (key money).

Captive

the Group’s captive insurance company, SCH Insurance Company.

Code

IHG’s Code of Conduct.

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

DAP

Deferred Award Plan.

Deferred Compensation Plan or DCP

a US plan that allows for the additional provision for retirement within a dedicated trust, either through employee deferral of salary with matching company contributions, deferral of APP earnings or through direct company contribution.

Derivatives

financial instruments used to reduce risk, the price of which is derived from an underlying asset, index or rate.

EMEAA

Europe, Middle East, Asia and Africa (excludes Greater China).

Employee engagement survey

our employee engagement survey, known as the Colleague HeartBeat, completed by IHG employees or colleagues employed at owned, leased or managed leased hotels and managed hotels.

Enterprise contribution to revenue

the percentage of room revenue booked through IHG managed channels and sources: direct via our websites, apps and call centres; through our interfaces with Global Distribution Systems (GDS) and agreements with Online Travel Agencies (OTAs); other distribution partners directly connected to our reservation system; and Global Sales Office business or IHG One Rewards members that book directly at a hotel.

Ethnically and racially diverse

includes ethnic/racial minorities as per government guidance in the US and UK (such as Black, Asian, mixed heritage and Hispanic (Latino for US)), including local leaders in markets such as Asia and the Middle East because they have historically been and continue to be under-represented in the most senior levels of business.

ERG

employee resource group.

Executive officers

defined by the SEC as the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any officer who performs a policy making function, or any other person who performs similar policy making functions.

Fee business

IHG’s franchised and managed businesses combined.

FERA

Fuel and energy related emissions.

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

Hotel revenue

revenue from all revenue-generating activity undertaken by managed, owned, leased and managed lease hotels, including room nights, food and beverage sales.

IASB

International Accounting Standards Board.

IFRS

International Financial Reporting Standards as issued by the IASB and adopted under UK law.

IHG PLC

InterContinental Hotels Group PLC.

International Sustainability Standards Board (ISSB)

formed by the IFRS to create sustainability-related disclosure standards that provide investors with consistent and comparable information about

314	IHG	Annual Report and Form 20-F 2024

Glossary continued

companies’ sustainability-related risks and opportunities.

Journey to Tomorrow

IHG’s responsible business plan to create positive change by 2030.

Liquidated damages

payments received in respect of the early termination of franchise and management agreements.

Listing Rules

regulations subject to the oversight of the Financial Conduct Authority, which set out the obligations of UK listed companies.

Lives Improved

Lives improved is defined as a direct beneficiary under the Business for Societal Impact (B4SI) framework, a recognised standard for measuring corporate community impact. The cumulative lives improved figure is the sum of the annual totals since 2021.

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

Ordinary share

ordinary shares of 20 340/399 pence each in the Company.

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

% pts

a percentage point is the unit for the arithmetic difference of two percentages.

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

Revolving Credit Facility or RCF

the Group’s syndicated bank revolving credit facility.

Room count

number of rooms franchised, managed, owned, leased or managed lease by IHG.

Rooms revenue

revenue generated from the sale of room nights.

Royalties

fees, based on rooms revenue, that a franchisee pays to the Group.

Science-based targets (SBTs)

measurable, actionable and time-bound carbon reduction targets, based on the best available science and in line with the scale of reductions required to keep global warming below 2°C or 1.5°C from pre-industrial levels.

Science Based Targets initiative (SBTi)

helps businesses commit to and meet SBTs by independently assessing and approving any targets that are set.

SEC

US Securities and Exchange Commission.

Subsidiary

a company over which the Group exercises control.

System

hotels/rooms operating under franchise and management agreements together with IHG owned, leased and managed lease hotels/rooms, globally (the IHG System) or on a regional basis, as the context requires.

System Fund or Fund

The System Fund, including associated funds, comprises assessment fees and contributions collected from hotels within the IHG System which fund hotel services and activities that drive revenue to our hotels including marketing, the IHG One Rewards loyalty programme and our distribution channels, as well as fees collected from hotels for programmes relating to certain hotel services.

Task Force on Climate-related

Financial Disclosures (TCFD)

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

UK Corporate Governance Code

a Code issued in 2018 by the Financial Reporting Council in the UK, which guides best practice for the governance of listed companies.

Working capital

the sum of inventories, receivables and payables of a trading nature, excluding financing and taxation items.

For the definitions of our Key performance measures (including Non-GAAP measures) see pages 103 to 108.

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	315

Useful information

Investor information

Website and electronic

communication

As part of IHG’s commitment to reduce the cost and environmental impact of producing and distributing printed documents in large quantities, this Annual Report and Form 20-F 2024 has been made available to shareholders through our website at ihgplc.com/investors under Annual Report. Shareholders may electronically appoint a proxy to vote on their behalf at the 2025 AGM. Shareholders who hold their shares through CREST may appoint proxies through the CREST electronic proxy appointment service, by using the procedures described in the CREST Manual.

Shareholder hotel discount

IHG offers discounted hotel stays (subject to availability) for registered shareholders only, through a controlled-access website. This is not available to shareholders who hold shares through nominee companies, ISAs or ADRs. For further details please contact the Company Secretary’s office (see page 317).

Responsible Business Report

In line with our commitment to responsible business practices, this year we have produced a Responsible Business Report showcasing our approach to responsible business and progress against our Responsible Business Targets.

Visit ihgplc.com/responsible-business for further information.

Modern Slavery Statement

In accordance with the UK Modern Slavery Act 2015, we have produced a Modern Slavery Statement.

Visit ihgplc.com/reporting for further information.

Registrar

For information on a range of shareholder services, including enquiries concerning individual shareholdings, notification of a shareholder’s change of address and amalgamation of shareholder accounts (in order to avoid duplicate mailing of shareholder communications), shareholders should contact the Company’s Registrar, Equiniti, on +44 (0) 371 384 2030a.

Dividend services

Dividend Reinvestment Plan (DRIP)

The Company offers a DRIP for shareholders to purchase additional IHG shares with their cash dividends. For further information about the DRIP, please contact our Registrar helpline on +44 (0) 371 384 2030a.

Visit shareview.co.uk/info/drip for a DRIP application form and information booklet.

Bank mandate

We encourage shareholders to have their dividends paid directly into their UK bank or building society accounts, to ensure efficient payment and clearance of funds on the payment date. For further information, please contact our Registrar (see page 317).

Overseas payment service

It is also possible for shareholders to have their dividends paid directly to their bank accounts in a local currency. Charges are payable for this service.

Visit shareview.co.uk/info/ops for further information.

Out-of-date/unclaimed dividends

If you think that you have out-of-date dividend cheques or unclaimed dividend payments, please contact our Registrar (see page 317).

Individual Savings Account (ISA)

Equiniti offers a Stocks and Shares ISA that can invest in IHG shares.

For further information, please contact Equiniti on +44 (0) 371 384 2030a.

Share-dealing services

Equiniti offers the following share-dealing facilities.

Postal dealing

+44 (0) 371 384 2030

from the UK and overseasa

Telephone dealing

For more information,

call +44 (0) 371 384 2030a

Internet dealing

Visit shareview.co.uk for more information.

Changes to the base cost of IHG shares

Details of all the changes to the base cost of IHG shares held from April 2004 to January 2019, for UK Capital Gains Tax purposes, may be found on our website at ihgplc.com/investors under Shareholder centre in the Tax information section.

Shareholder security

Many companies have become aware that their shareholders have received unsolicited telephone calls or correspondence concerning investment matters. These are typically from ‘brokers’ who target UK shareholders, offering to sell them what often turn out to be worthless or high-risk shares in US or UK investments. These operations are commonly known as ‘boiler rooms’. More detailed information on this or similar activity can be found at fca.org.uk/consumers on the Financial Conduct Authority website.

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

American Depositary Receipts (ADRs)

The Company’s shares are listed on the NYSE in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol ‘IHG’. Each ADR represents one ordinary share. All enquiries regarding ADR holder accounts and payment of dividends should be directed to J.P. Morgan Chase Bank, N.A., our ADR Depositary bank (contact details shown on page 317).

Documents on display

Documents referred to in this Annual Report and Form 20-F that are filed with the SEC can be found at the SEC’s public reference room located at 100 F Street, NE Washington, DC 20549. For further information and copy charges please call the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically and the Company’s SEC filings since 22 May 2002 are also publicly available through the SEC’s website at sec.gov Copies of the Company’s Articles of Association can be obtained via the website at ihgplc.com/investors under Corporate governance or from the Company’s registered office on request.

a.	Lines are open from 08:30 to 17:30 Monday to Friday, excluding UK public holidays.

316	IHG	Annual Report and Form 20-F 2024

Useful information continued

Financial calendar – Dividends

2024

2024 Interim dividend

Ex-dividend date – Ordinary shares	29 August

Ex-dividend date – ADRs	30 August

Record date	30 August

Payment date	3 October

2025

2024 Final dividend of 114.4¢ per ordinary share[a]

Ex-dividend date – Ordinary shares	3 April

Ex-dividend date – ADRs	4 April

Record date	4 April

Payment date	15 May

a.	The sterling amount of the final dividend will be announced on 28 April 2025 using the average of the daily exchange rates for the three working days commencing 23 April 2025.

Financial calendar – Other dates

2024

Financial year end	31 December

2025

Announcement of Preliminary Results for 2024	18 February

Announcement of 2025 First Quarter Trading Update	8 May

Annual General Meeting	8 May

Announcement of Half-Year Results for 2025	7 August

Announcement of 2025 Third Quarter Trading Update	23 October

Financial year end	31 December

2026

Announcement of Preliminary Results for 2025	February

Strategic		Group Financial	Parent Company	Additional

Report	Governance	Statements	Financial Statements	Information	Annual Report and Form 20-F 2024	IHG	317

Contacts

Registered office

IHG Hotels & Resorts,

1 Windsor Dials,

Arthur Road,

Windsor, SL4 1RS,

United Kingdom

Telephone:

+44 (0) 1753 972 000

ihgplc.com

For general information about the Group’s business, please contact the Corporate Affairs department at the above address. For all other enquiries, please contact the Company Secretary’s office at the above address.

Registrar

Equiniti, Aspect House,

Spencer Road, Lancing,

West Sussex, BN99 6DA,

United Kingdom

Telephone:

+44 (0) 345 607 6838

shareview.co.uk

ADR Depositary

Shareowner Services,

PO Box 64504

St. Paul, MN 55164-0504

United States of America

Telephone:

+1 800 990 1135 (US Calls) (Toll-free)

+1 651 453 2128 (non- US Calls)

Enquiries: shareowneronline.com/ informational/contact-us/

Auditor

PricewaterhouseCoopers LLP

Investment bankers

BofA Securities

Goldman Sachs

Solicitors

Freshfields Bruckhaus Deringer LLP

Stockbrokers

BofA Securities

IHG® One Rewards

If you wish to enquire about, or join,

IHG Rewards, visit ihg.com/onerewards

or telephone:

+800 2222 7172b

(Austria, Belgium, Denmark,

Finland, France, Germany, Hungary,

Ireland, Israel, Italy, Luxembourg,

Netherlands, Norway, Portugal,

Spain, Sweden, Switzerland and UK)

+44 1950 499004c

(all other countries/regions

in Europe and Africa)

1 888 211 9874

(US and Canada)

001 800 272 9273c

(Mexico)

+1 801 975 3013c (Spanish)

(Central and South America)

+1 801 975 3063c (English)

(Central and South America)

+973 6 500 9 296a

(Middle East)

+800 2222 7172b

(Australia, Japan, Korea, Malaysia,

New Zealand, Philippines,

Singapore and Thailand)

800 830 1128a or 021 20334848a

(Mainland China)

800 965 222

(China Hong Kong)

0800 728

(China Macau)

00801 863 366

(China Taiwan)

+632 8857 8788c

(all other countries/regions

in Asia Pacific)

+	Denotes international access code. 00 or 011 in most countries.

a.	Toll charges apply.

b.	Universal international freephone number.

c.	International calling rates may apply.

318	IHG	Annual Report and Form 20-F 2024

Designed and produced by Radley Yeldar ry.com

Printed by Park Communications, a Carbon Neutral Company, on FSC® certified paper.

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

This document is printed on Revive 100 Silk, a white triple coated sheet that is manufactured from FSC® Recycled certified fibre derived from 100% pre- and post-consumer wastepaper containing 100% recycled fibre.

The FSC® label on this product ensures responsible use of the world’s forest resources.

IHG
HOTELS & RESORTS

SIX SENSES
REGENT
INTERCONTINENTAL HOTELS & RESORTS
VIGNETTE COLLECTION
KIMPTON
HOTEL INDIGO
VOCO
HUALUXE HOTELS AND RESORTS 華邑酒店及度假村
CROWNE PLAZA
EVEN
Holiday Inn Express
Holiday Inn
Garner
avid
ATWELL SUITES
STAYBRIDGE SUITES
Holiday Inn Club Vacations
CANDLEWOOD SUITES
IBEROSTAR BEACHFRONT RESORTS

IHG ONE REWARDS

InterContinental Hotels Group PLC 1 Windsor Dials Arthur Road Windsor Berkshire SL4 1RS Switchboard +44 (0) 1753 972000 Make a booking at ihg.com

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC (Registrant)

By:	/s/ Michael Glover
Name:	Michael Glover
Title:	Chief Financial Officer

Date:	February 27, 2025