Form 20-F
period 2025-12-31
INTERCONTINENTAL HOTELS GROUP PLC /NEW/
filed 2026-02-26
CIK 858446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
Form 20-F
______________________
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
        ACT OF 1934
or
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
or
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934
Commission file number: 1-10409
_____________________
InterContinental Hotels Group PLC
(Exact name of Registrant as specified in its charter)
_____________________
England and Wales
(Jurisdiction of incorporation or organization)
1 Windsor Dials,
Arthur Road, Windsor, Berkshire, SL4 1RS
(Address of principal executive oﬃces)
Nicolette Henfrey
General Counsel and Company Secretary
+44 (0)1753 972000
companysecretariat@ihg.com
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares	IHG	New York Stock Exchange
Ordinary Shares of 20 340 ⁄ 399 pence each	IHG	New York Stock Exchange*
_____________
*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and
Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 20 340 ⁄ 399 pence each	164,711,854
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☒   No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934: Yes ☐   No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days: Yes ☒   No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to
submit such files). Yes ☒   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer☒
Non-accelerated filer☐
Accelerated filer☐
Emerging growth company☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to
Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
        ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes      ☐    No      ☒
(Applicable only to issuers involved in bankruptcy proceedings during the past five years).
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities
Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes☐ No

Auditor Firm Id: 876	Auditor Name: PricewaterhouseCoopers LLP	Auditor Location: Birmingham, United Kingdom
Annual Report and Form 20-F 2025
True Hospitality
for Good

2	IHG	Annual Report and Form 20-F 2025

Welcome to IHG® Hotels & Resorts

In this year’s report…
The Strategic Report on pages
4 to 114 was approved by the
Board on 16 February 2026.
Nicolette Henfrey
Company Secretary
Front cover image:
Ciel Dubai Marina, Vignette™ Collection,
Dubai, United Arab Emirates.
IHG® Hotels & Resorts is a global hospitality company with
20 hotel brands, one of the industry’s largest loyalty programmes, over 6,900 open hotels in more than 100 countries, and almost
2,300 hotels in our development pipeline.

+	Keep up to date and find out more at: ihgplc.com/en/investors

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	3

The past year was packed
with landmark moments:
we opened a record number
of hotels, surpassed one million
open rooms, launched
new technology and added
another brand to our portfolio.
It was also one of elevating
guest experiences, deepening
support for colleagues,
extending care across our
communities and making our
hotels more sustainable to
ensure 2025 was about…
InterContinental Bora Bora Le Moana Resort,
Bora Bora, French Polynesia.

4	IHG	Annual Report and Form 20-F 2025

Chair’s statement
Celebrating progress,
shaping
what’s next
“During my time spent with our many
stakeholders in 2025, I heard first-hand about
the impact of our work and can see how
this translates into a strong track record
of trust and long-term value creation for
investors and all other IHG stakeholders.”
Deanna Oppenheimer
Non-Executive Chair
Important strategic progress was made
in 2025, with the power of IHG® Hotels
& Resorts’ global scale, resilient business
model and talented colleagues driving
a strong financial performance, system
size growth and further enterprise-wide
enhancements.
These achievements, made against
the backdrop of a challenging economic
and geopolitical environment, underline
the success of IHG’s long-standing
strategy to develop a broad portfolio
of distinct brands that deliver great
guest experiences and strong owner
returns, allied to a resilient, asset-light,
fee-based, predominantly franchised
business model. This approach forms a
strong base from which to build global
scale, attract millions of guests, form
enduring relationships with thousands
of owners, and continually invest in
core aspects of our offer.
Importantly, it is a model that is highly cash
generative and enables reinvestment in
critical areas. This has further strengthened
IHG in 2025, enhancing performance,
efficiency, competitiveness and growth,
alongside creating surplus funds to
return to shareholders. This includes
elevating the quality and operation of
existing brands, such as our Holiday Inn®
Brand Family, and meeting the evolving
needs of guests and owners with
the acquisition of Ruby™ and the
development of Noted Collection™,
our new premium collection brand,
which we recently launched to build on
the successes of our other collection
and conversion brands. The ability
to properly harness transformational
technological change is also essential
in driving competitive advantage and
remains a key focus in our efforts to
deliver richer guest experiences and
stronger owner returns.
Critical to our progress is close
collaboration and regular dialogue
throughout the year with our
thousands of owners and through
the IHG Owners Association.
As we grow, we place great importance
on ensuring we do so sustainably,
reflecting our values as a business and
those of our stakeholders. I was pleased
to see further progress made during
the year on our Journey to Tomorrow
responsible business plan, guided by
our purpose of providing True Hospitality
for Good – a commitment to care for
our people and the world around us that
helps ensure our hotels not only bring
prosperity to thousands of communities
but also care where it is needed most.
Equally, it is also important we acknowledge
areas where we can drive even greater
impact, and we will be reviewing
and updating our plans and approach
in 2026.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	5

Colleague engagement
IHG’s overall progress is a testament
to the in-depth, shared understanding
colleagues have of the Company’s
strategic direction and focus areas,
which was reflected in various feedback
forums, including the work of our
designated Voice of the Employee
Non-Executive Director and IHG’s
Colleague HeartBeat survey.
I saw the impact of this alignment
throughout the year, including when
visiting Dubai in the United Arab Emirates,
where the Board and I toured several of
IHG’s world-class properties, and assessed
plans to capitalise on the wider region’s
significant growth opportunities. This is
echoed across high-value markets globally
and during my time spent with our many
stakeholders in 2025, I heard first-hand
about the impact of our work and can
see how this translates into a strong
track record of trust and long-term value
creation for investors and all other IHG
stakeholders. On behalf of the Board,
I would like to congratulate Elie and his
executive team for delivering success
across so many fronts this year.
The role of the Board
Amid a shifting global landscape,
strong governance is fundamental to
the success of any business, as is the
flexibility to adapt thinking and plans
while progressing towards longer-term
ambitions. The Board’s role is to support
and constructively challenge the Executive
Committee on how we prioritise, manage
risk, grow and generate future value.
Focus areas in 2025 spanned brand
growth; the effective and responsible use
of artificial intelligence; in-depth analysis
of our operations and performance across
our three regions; talent attraction and
Company culture; and our approach to
cybersecurity risk management, including
assessing threats and recovery plans.
A key aspect of my role as Chair is
to encourage the Board’s ongoing
development and to oversee changes
that bring new expertise and insights,
reflecting the evolving nature of the
business and stakeholder expectations.
During the year, we appointed Nicholas
Cadbury as Non-Executive Director,
who will join the Board on 1 March 2026.
Nicholas brings extensive experience
in global hospitality and the travel sector,
alongside expertise in finance, technology,
sustainability and commercial property.

125.9¢ Final dividend proposed for 2025 (2024: 114.4¢).
184.5¢ Total dividend proposed for 2025 (2024: 167.6¢).
>$1.1bn returned to shareholders through share buyback programme (completed in December 2025) and ordinary dividends.
$950m share buyback programme approved for 2026.
As part of a sustained focus on talent
within the business, IHG revised its
Directors’ Remuneration Policy during
2025 following a comprehensive review
of arrangements for Executive Directors
and other senior roles. This was a priority
to help secure talent that has been highly
effective in advancing strategic priorities
and creating shareholder value. We
undertook several rounds of shareholder
consultation and carefully considered
feedback before presenting resolutions
for our report and revised policy at
the 2025 AGM. We were pleased
with shareholders’ support of these
resolutions, which provide a robust
framework for attracting and retaining
senior talent in the future.
We also announced one leadership
change during the year, with Tejas
Katre succeeding Wayne Hoare as Chief
Human Resources Officer, following
Wayne’s retirement at the end of 2025.
I would like to thank Wayne for his
tremendous contribution, particularly
for his role in enriching IHG’s culture
to position the Company for long-term
success. I would also like to congratulate
Tejas on his appointment. Succession
planning and talent development have
been hallmarks of IHG for many years
and Tejas brings substantial experience
to the role, including a strong track
record of excellent results during his
eight years with IHG in global and
EMEAA-based HR positions.
Shareholder returns
Following a strong financial performance
this year, I am pleased to announce
the Board is recommending a final
dividend of 125.9 cents per ordinary share,
an increase of 10% on the final dividend
for 2024. An interim dividend of 58.6 cents
was paid in October 2025, taking the
total dividend for the year to 184.5 cents,
representing a year-on-year increase
of 10% for the fourth consecutive year.
We continued our strong track record
of delivering shareholder returns by
successfully completing a $900m share
buyback programme in December 2025,
taking the total returns for the year
to over $1.1bn. The Board has approved
a further share buyback of $950m over
the course of 2026, which will result in
cumulative returns of more than $5bn
over five years. The Board expects IHG’s
business model to continue its long-term
track record of generating substantial
capacity to enable investment plans
that drive growth, fund a sustainably
growing ordinary dividend, and return
surplus capital to our shareholders.
Looking ahead, we must remain alive
to a shifting global landscape shaped
by macro-economic and geopolitical
uncertainty and conflict in parts of
the world. What remain unchanged,
however, are the industry’s long-term
growth drivers, such as people’s
enduring desire to travel, rising GDP
in emerging markets and increasing
appetite for branded hotel players,
all of which are contributing to record
levels of travel. We have strategically
positioned the business to capture
this demand, with investment across
our enterprise designed to drive
both guest and owner preference
for IHG and, in turn, the responsible
growth of our brands in key markets
and segments.
As ever, our success has been driven
by dedicated, passionate colleagues
throughout our hotels and offices,
who put guests and owners at the
heart of our plans. I would like to
thank them for all their hard work
and commitment and our owners for
their continued confidence in IHG.
Deanna Oppenheimer
Non-Executive Chair

6	IHG	Annual Report and Form 20-F 2025

Our brands
A brand for
everyone
A broad selection of brands
and an estate of more than
6,900 hotels thoughtfully
designed to meet the needs
of a range of guests and
owners globally.
Complementing our portfolio of
established brands, we have launched
or acquired 10 new brands in the
past decade to increase the breadth
of our offer across segments, from
Essentials to Luxury & Lifestyle.
The breadth of our portfolio and strength
of our wider enterprise allows us to meet
growing demand for branded hotels
and is accelerating our expansion in
high-growth markets, as guests seek
new experiences and owners look
to use the advantages of our global
scale and systems.
This demand includes increasing
appetite for quicker-to-market
conversions, which generated over
50% of all room openings in 2025, as
independent owners seek fast access
to IHG’s scale and enterprise platform,
including our digital channels, IHG
One Rewards loyalty programme,
hotel technology and IHG Hotels
& Resorts masterbrand.
Illustrating the confidence owners
have in IHG, in 2025 we opened
a record 443 hotels and signed
another 694 to take our pipeline
to 2,292 properties.

Our masterbrand and loyalty programme

Our masterbrand is increasing the
visibility and appeal of our brands and
capturing demand for our hotels, with
our strategy putting it in more places,
more often. This includes our global
Guest How You Guest marketing
campaign, strategic partnerships
and ‘By IHG’ brand endorsement –
all of which combine to lift awareness
and brand favourability.

Our IHG One Rewards loyalty programme is critical to our business and future growth. In 2025, the programme grew to over 160 million members, who booked 66% of all room nights globally.

+	More on pages 34 to 35.

+	More on pages 36 to 37.
InterContinental Indianapolis, US.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	7

Luxury & Lifestyle
	27	11	242	31	85	191
	open	open	open	open	open	open

	39	12	104	45	69	131
	pipeline	pipeline	pipeline	pipeline	pipeline	pipeline

Premium
	124	17	24	424	46
	open	open	open	open	open

	108	19	23	154	26
	pipeline	pipeline	pipeline	pipeline	pipeline

Essentials
	1,247	3,292	89	87
	open	open	open	open

	295	655	77	116
	pipeline	pipeline	pipeline	pipeline

Suites
	9	350	26	423
	open	open	open	open

	56	150	—	194
	pipeline	pipeline	pipeline	pipeline

Exclusive Partners
62
open
5
pipeline

8	IHG	Annual Report and Form 20-F 2025

2025 in review
Over $1.1bn returned to
shareholders in 2025.
Regent Hong Kong,
Tsim Sha Tsui, Hong Kong.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	9

Financial performance		Regional growth
In 2025, we delivered a strong financial performance, with growth in revenue and operating profit supporting a solid increase in adjusted EPS, with over $1.1 billion returned to shareholders.		We opened a record 443 hotels in the year and added a further 694 properties into our pipeline, reflecting the strength in owner demand for our world-class brand portfolio.
Global RevPAR[a]	Net system size growth	Americas
+1.5%	4.7%[c]
Signings (rooms)	Total gross revenue in IHG’s system[a]
102,054	$35.2bn
Total revenue	Revenue from reportable segments[b]	EMEAA
$5,189m	$2,468m
Operating profit	Operating profit from reportable segments[b]
$1,198m	$1,265m
Basic EPS	Adjusted EPS[a,b]	Greater China
490.9¢	501.3¢
Total dividend for the year	Share buyback programme
184.5¢	$900m

+	More on pages 96 to 97.
2025
2024
2025
2024
4.7%c

2025	2024
Room openings
2025
2024
2025
2024
025
2024

2025	2024
Room signings

+	More on page 100 to 101.
2025
2024
2025
2024
20252024

2025	2024
Room openings
2025
2024
2025
2024

2025	2024
Room signings

+	More on page 104 to 105.
2025
2024
2025
2024
2025
2024

2025	2024
Room openings
2025
2024
2025
2024

2025	2024
Room signings
a.Definitions for key performance measures can be found in the use of key performance measures and Non-GAAP measures section, which can be found on pages 107 to 112.
b.Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures
(described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 107 to 112, and reconciliations to IFRS figures, where they have been adjusted, are on pages 250 to 256.
c.Net system size growth of 4.7% after adjusting for the impact of removing 7,092 rooms previously affiliated with The Venetian Resort Las Vegas in January 2025.
Net system size growth of 4.0% on a reported basis.

10	IHG	Annual Report and Form 20-F 2025

2025 in review continued

Stakeholders
By investing in our iconic brands and our leading loyalty programme, while at the same time prioritising digital innovation and sustainability, we have continued to improve guest experiences, expand our portfolio, and deliver strong returns for our hotel owners and shareholders.

Shareholders and investors

Hotel owners

+	More on page 126.
+16%
Adjusted EPSb growth.
–Total dividend payments of $270m
and $900m share buyback
programme completed, delivering
combined returns of over $1.1bn.
–New $950m share buyback
programme approved for 2026.
–Americas RevPAR growth +0.3%;
EMEAA +4.6%; Greater China -1.6%.
–Reached 6,963 open hotels;
adjusted net system growth +4.7%a.
–Pipeline growth +4%.
–Operating profit of $1,198m
and basic EPS of 490.9¢.
–Fee marginb 64.8%, up +3.6%pts,
driven by positive operating
leverage and step-ups in ancillary
fee streams.

+	More on pages 25 and 44.
83%
of room revenue booked
through IHG-managed
channels and sources,
providing higher value
customers at lower cost
of acquisition.
–Expanded tech rollout to
capture demand, drive revenue
and optimise operations.
–Guest How You Guest marketing
campaign and strategic
partnerships helped achieve
all-time high of IHG masterbrand
awareness in the US.
–New brand prototypes and
procurement solutions launched to
drive revenue and reduce costs.
–Acquired Ruby, providing
owners with a flexible city
concept to grow with IHG.

Guests

People

+	More on page 44.
>160m
members for IHG One
Rewards loyalty programme,
with enrolments up 25% YOY.
–Year-on-year improvement in
global Guest Love; outperformed
key competitors on Guest
Satisfaction Index in all
three regions.
–Elevated guest experience
through new destinations and
AI-powered technology.
–New and continued loyalty
partnerships and experiences.
–Enhanced award-winning
mobile app, which achieved
nine million downloads
in the year.
–New features delivered through
updated hotel designs, F&B
and service.

+	More on page 45 and pages 62 to 67.
87%
employee engagement
to maintain place in top
quartile of employers.
–Enriched culture with greater
focus on performance;
enhanced colleague benefits.
–Strengthened learning and
development offer through
IHG® University.
–Named in the Fortune 100
Best Companies to Work
For® 2025 list by Great Place
To Work® and Fortune, reflecting
our ongoing commitment to
enhancing workplace culture
and colleague benefits.

Communities and suppliers

Planet

+	More on page 45 and pages 68 to 69.
10.2m
lives improved since 2021
through our collective
action and work with
charity partners.
–Teamed up with charities
to provide skills training and
job opportunities through
IHG® Academy.
–40,000 colleagues supported
work of more than 700 charities.
–Supported charities in relief
and recovery efforts following
22 natural disasters.
–5.4 million people supported
through partnership with
Action Against Hunger since
2024 launch.

+	More on pages 70 to 73.
18
hotel energy conservation
measures now in place to
increase energy efficiency
and reduce costs for owners.
–10.2% reduction in energy
per available room and a
11.0% reduction in carbon
per available room compared
with 2019 baseline. Total
carbon emissions increased
7.7% over same period as
system size grew significantly.
–Expanded Low Carbon
Pioneers programme to help
us test, learn and share findings
on sustainability measures.
–Launched water conservation
guidebook for hotels in
Americas and EMEAA.
a.Net system size growth of 4.7% after adjusting for the impact of removing 7,092 rooms previously affiliated with The Venetian Resort Las Vegas in January 2025. Net system size growth of 4.0% on a reported basis.
b.Definitions for Non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	11

IHG opened a record
443 hotels in 2025 and
signed 694 properties
into its pipeline.
Regent Bali Canggu, Bali, Indonesia.

12	IHG	Annual Report and Form 20-F 2025

2025 in review continued
IHG’s brand portfolio
has grown to 20
following the acquisition
of Ruby in 2025.
Holiday Inn Resort Ho Tram Beach,
Xuyen Moc, Vietnam.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	13

1
Thanks a million!
In 2025 we recognised a landmark
moment for IHG: one million open
rooms globally. But we didn’t stop there.
We opened more hotels than ever before,
surpassing several milestones along the
way, including 4,100 open hotels in the
US, 800 in Greater China and 50 in India.
Plus, we celebrated our 50th anniversary
in Greater China and in Saudi Arabia.

2
Going above and beyond
Our dedicated hotel teams around
the world deliver warm welcomes and
magical memories every single day.
Driving this success is our passion for
delivering True Hospitality for Good,
which was beautifully captured at the
Hotel Indigo® Madrid – Gran Via when
a guest discovered she had lost
her purse on her return to the hotel
following a day out. On hearing this,
a member of the team drove several
hours to retrace her steps, found it
and quietly left it at the front desk
for her to collect.

3
Brand new
Our acquisition of premium urban
lifestyle brand Ruby in 2025 brought an
exciting, distinct and high-quality offer
for both guests and owners in popular
city destinations. “This acquisition
demonstrates our focus on building
our presence in large, attractive industry
segments and using our experience
of integrating and growing brands
and hotel portfolios,” said Elie Maalouf,
Chief Executive Officer, IHG Hotels
& Resorts. "The urban micro space
is a franchise-friendly model with
attractive owner economics, and we
see excellent opportunities to not
only expand Ruby’s strong European
base but also rapidly take this exciting
brand to the Americas and across
Asia, as we have successfully done
with previous brand acquisitions.”

14	IHG	Annual Report and Form 20-F 2025

2025 in review continued
IHG has improved 10.2m
lives since 2021 through its
collective action and work
with charity partners.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	15

4
Staying power
Fuelled by new partnerships, rewards
and experiences, our IHG One Rewards
loyalty programme keeps on growing.
Fresh from winning five 2025 Global
Traveler Awards, a 25% increase
in enrolments pushed membership
beyond 160 million, with members
now booking 66% of all room nights.

5
Caring for our people
and the world around us
Looking after our people, communities
and planet has been at the heart of
what we do for many years at IHG.
In 2025, we enriched our inclusive
culture and delivered improved
colleague benefits; we have supported
5.4m people globally through our
partnership with Action Against Hunger
since its 2024 launch; and we added
more properties to our industry-first
Low Carbon Pioneers programme
to help IHG test, learn and share
findings on sustainability measures.

6
Game. Set. And masterbrand
Our IHG Hotels & Resorts brand
continued to show up in more places,
more often in 2025 through the
expansion of our Guest How You
Guest global marketing campaign, our
simplified ‘By IHG’ brand endorsement,
and partnerships with other leading
brands and sporting events. This included
being the official hotel and hotel loyalty
programme of the US Open Tennis
Championships for a seventh year,
which helped achieve an all-time high
of IHG masterbrand awareness in
the US.

4

5

6

16	IHG	Annual Report and Form 20-F 2025

2025 in review continued

7
Game-changing tech
Our powerful suite of technology is
deepening loyalty to our brands and
sharpening our competitive edge.
We are driving advantages from
artificial intelligence (AI) across our
entire enterprise, including improved
guest experiences, customer acquisition
and hotel performance. Examples of
this include our revenue management
system incorporating data science,
machine learning and forecasting tools

7:45
IHG HOTELS & RESORTS
Find a hotel
Welcome back, Emma.
You've earned 245,000 points as a Platinum IHG Rewards Club Member
My Trips (3)

to deliver advanced insights and
recommendations along with
enhancements to our IHG One Rewards
mobile app that are unlocking the
full power of our loyalty programme
in fresh ways.

7

8
That winning feeling
The investment, quality and trust
placed in our brands again resulted
in an award-winning year in 2025.
Among the many highlights were
Holiday Inn being recognised by Time
magazine as one of the World’s Best
Brands and voco hotels™ being voted
World’s Leading Premium Hotel Brand
at the 2025 World Travel Awards.
Our strong reputation in Luxury &
Lifestyle was reflected in dozens of
accolades across individual properties
and brands, including Regent® being
ranked among Travel + Leisure’s
Most Loved Hotel Brands. Bravo!

9
Reaching new markets
Global demand for our brands
continued to grow at pace in 2025,
with 32 country debuts for individual
IHG brands. These included Garner™
in Mexico, Atwell Suites™ in Greater
China and Kimpton® Hotels &
Restaurants reaching Germany
and Portugal for the first time.

8

9

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	17

32 new country debuts
for individual IHG brands
in 2025.
Kimpton Atlantico Algarve, Portugal.

18	IHG	Annual Report and Form 20-F 2025

Chief Executive Officer’s review
Accelerating growth,
achieving
potential
“I am incredibly proud of our accomplishments
and ability to capture travel demand across
geographies, chain scales and stay occasions
through an unwavering commitment to care,
quality and trust that underpins our purpose
to provide True Hospitality for Good.”
Elie Maalouf
Chief Executive Officer
This year we have accelerated the
growth of our brands, deepened
owner and guest relationships, made
significant strategic progress and
delivered strong financial performance.
Through these achievements, we’ve
collectively propelled the business
to several growth milestones,
including surpassing one million
open rooms globally.
I am incredibly proud of our
accomplishments and ability to
capture travel demand across
geographies, chain scales and stay
occasions through an unwavering
commitment to care, quality and
trust that underpins our purpose
to provide True Hospitality for Good.
Global RevPAR was up +1.5% year-on-
year, despite some turbulent trading
conditions. In the Americas, RevPAR
was up +0.3%, with US RevPAR -0.1%.
In EMEAA, RevPAR grew +4.6%, driven
by particularly strong performances
in Continental Europe, East Asia &
Pacific and the Middle East. In Greater
China, RevPAR was down -1.6%,
however, the region returned to
growth in Q4.
This performance, coupled with fee
margin growth and disciplined cost
management, helped drive operating
profit up 15% year-on-year to $1,198m.
Operating profit from reportable
segments rose 13% to $1,265m. Basic
EPS was 490.9 cents, while adjusted
EPS grew 16%, ahead of our target of
12%–15% average annual growth over
the medium to long term. We also
returned more than $1.1bn to shareholders
through ordinary dividend payments and
a $900m share buyback programme,
and a new $950m share buyback
programme has been approved
for 2026.
Owner confidence in our brands and
powerful enterprise led to the opening
of 443 hotels – a record number – which
contributed to adjusted net system
size growth of 4.7%a. We signed a further
694, taking our development pipeline
to 2,292 hotels, which represents
future system size growth of 33%.
Strategic progress
Our performance is driven by investment
in our brands and the enterprise that
supports them. We continued to invest
in our established brands, with our
Holiday Inn Brand Family generating
35% of openings and signings in 2025.
A transformed presence in Luxury
& Lifestyle in recent years means
these brands now represent 14% of our
system size and 22% of our pipeline.
Among key openings in 2025 were
Kimpton Naluria Kuala Lumpur – the
brand’s first in Malaysia – InterContinental®
a.Net system size growth of 4.7% after adjusting for the impact of removing 7,092 rooms previously affiliated with The Venetian Resort Las Vegas in January 2025. Net system size growth of 4.0% on a reported basis.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	19

Presidente Monterrey in Mexico and
Ciel Dubai Marina, Vignette Collection
in the United Arab Emirates – the world’s
tallest hotel.
In 2025 we also met growing guest
and owner demand in the premium
segment with the acquisition of urban
lifestyle brand Ruby to strengthen our
presence in popular city destinations,
and began 2026 with the launch of
Noted Collection, a new premium
collection brand.
These two additions join a stable of
newer brands already gaining traction
in key markets globally. This includes
premium conversion brand voco, which
has reached more than 100 open hotels
in just seven years since launch; midscale
conversion brand Garner, which has
grown to 166 open and pipeline hotels
across 12 countries in just over two years
and is IHG’s fastest-ever scaling of a
brand globally; and Atwell Suites, which
expanded from the US into Greater China
in 2025. Collectively, our 10 newer brands
now account for 10% of total current
system size and 22% of the pipeline,
underlining their future growth potential.
Our leading IHG One Rewards loyalty
programme is a critical component
of our wider enterprise. Enrolments
increased by 25% in 2025, helping grow
membership to more than 160 million,
with Reward Night redemptions up 9%
year-on-year as members increasingly
engage with and receive value from
IHG One Rewards. The programme
also played a key role in elevating
awareness of our IHG Hotels & Resorts
masterbrand, supported by our strategic
partnerships with sporting events and
other leading brands, the growth of
our US co-brand credit card customer
base, and the expansion of the latest
instalment in our Guest How You
Guest global marketing campaign.
The role of technology
Our leading suite of technology continues
to strengthen how owners promote their
hotels, optimise operations and engage
with guests. Nine million mobile app
downloads were made in 2025, fuelled
by improvements to drive direct bookings
and loyalty engagement. We made
significant progress working with third-
party suppliers on our cloud-based
platforms: our Guest Reservation System
is helping maximise guest choice and
owner value across our global estate;
an AI-powered revenue management
system is incorporating leading forecasting
tools to drive top-line revenue in every
eligible IHG hotel globally; and new
cloud-based property management
systems are rolling out globally to deliver
fast, efficient enhancements to hotels.
We also began work on a new customer
relationship management platform to
strengthen customer acquisition and
deepen loyalty with our guests, and a
new digital content platform to support
owners in showcasing their hotels more
effectively in an increasingly AI-driven
world. We are embedding AI across our
technology eco-system to elevate guest
experiences, customer acquisition and
hotel performance, while at the same time
driving efficiencies across the business.
Collectively, our strategic progress
led to 83% of room revenue at hotels
in our system being booked through
IHG-managed channels and sources,
demonstrating our growing ability
to provide owners with higher value
customers at a lower cost of acquisition.
Controlling costs is a core part of
the value we provide owners and we
collaborate closely to reduce the cost
to build, open and operate our hotels,
while at the same time working with trade
bodies and governments on behalf of
owners to secure policy support for their
businesses and the wider hospitality
and travel industry.
Growing responsibly
As we operate and grow our business,
we do so responsibly for our people
and the world around us. Whether in our
hotels or offices, our inclusive, welcoming
culture is central to our progress, and
we took further steps in 2025 to attract
and retain the talent we need to succeed
globally and work with partners to create
opportunities and skills building for all.
In our communities, we provided support
in times of natural disaster, created job
opportunities, and have helped combat
food insecurity for more than five million
people since the 2024 launch of our
partnership with Action Against Hunger,
alongside giving back to thousands
more during our annual Giving for Good
month. We also continued to test, learn,
and share findings on sustainability
measures by expanding our industry-first
Low Carbon Pioneers programme, and
took further action to reduce emissions,
water usage and waste through new
technology, updated brand standards
and hotel guidance.
Through work to improve the efficiency
of our hotels, we achieved double-digit
reductions in both emissions and energy
per available room compared with a
2019 baseline. However, as set out during
the year, the lack of sufficient clean energy
infrastructure in our markets, alongside our
successful opening of more hotels, means
that total carbon emissions have increased
overall since 2019. Looking ahead to 2026,
we will refresh elements of our Journey
to Tomorrow responsible business plan.
This will be an important step towards
strengthening our ability to navigate varied
and complex energy infrastructure and
regulatory landscapes across our global
markets, and further drive impact in the
programme’s priority areas.
Among my many highlights of 2025
was spending time with guests, owners,
colleagues and investors in different
markets – from the US, China and
Germany to Japan, Saudi Arabia, the
United Arab Emirates and Singapore –
seeing and hearing how the exceptional
work we are doing is driving economic
development, hotel performance, brand
growth and further trust in IHG. Our
partnership with owners is the foundation
of our progress and I was inspired to
see how closely we work together to
achieve outstanding guest experiences,
with year-on-year improvement in Guest
Love and outperformance versus key
competitors in all three regions in the
external Guest Satisfaction Index.
We are generating considerable
momentum across the business, and
have plenty to look forward to in 2026
and beyond, fuelled by continued
execution of our strategy and strong
industry growth drivers. Oxford
Economics forecasts the number of
global hotel room nights consumed
to grow annually at an average rate of
+3.6% through to 2035, with new room
supply globally projected to continue
its healthy growth.
I would like to thank our Board for its
support throughout 2025, our talented
and dedicated colleagues for bringing
True Hospitality to so many new
destinations around the world, and our
owners for their continued partnership.
I look forward to driving further
success together.
Elie Maalouf
Chief Executive Officer

20	IHG	Annual Report and Form 20-F 2025

Industry overview
A strong and resilient
sector full of
opportunity
We operate in an industry with
high growth potential, underpinned by
strong long-term fundamentals.
The global hotel industry remains
poised for long-term growth, supported
by stable employment markets, robust
levels of business activity and resilient
leisure demand. While in some countries
geopolitical risk and the economic
outlook present uncertainties, the overall
environment is one that is supportive to
the industry.
The $750 billion hotel industry has
compelling structural growth drivers,
underpinned by factors including the
inherent needs and desires to travel
for business and leisure purposes, and
an expanding middle class in emerging
markets with increasing disposable
incomes. Travel continues to be an area
of resilient discretionary spending by
consumers, while demand for business
travel remains robust. Easing inflationary
pressures and the turn in the interest
rate cycle over the past 12 months has
supported robust levels of business
activity and economic growth.
In what is a relatively fragmented sector,
with 57% of rooms affiliated with a global
or regional chain, competitor pressure
in the branded space remains intense, as
all major players pursue growth strategies
through a combination of organic
growth, partnership arrangements
and acquisitions.
Branded hotel penetration has steadily
increased as a long-term trend, with
this expected to continue to grow
as consumers look to trusted brands
to meet their evolving expectations,
particularly when it comes to state-of-
the-art technology and the skills, scale
and resources required to provide
enjoyable, effective and sustainable
stays. Hotels affiliated with a major
global brand and enterprise system also
tend to generate higher owner returns.
There remains a long-term need for
new hotel supply to satisfy the demand
drivers previously mentioned. Global
hotel room net new supply increased
at a CAGR of 2.3% over the 10 years
from 2015 to 2025, with industry
forecasts showing a similar rate in
the years beyond.
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
challenges from factors such as
lingering inflation, international trade
barriers and geopolitical flashpoints
create some ongoing uncertainty
going into 2026, the attractive industry
fundamentals that led to the sector
outpacing global economic growth
in 19 out of 26 years between 2000
and 2025 remain firmly in place for
the long term.
As a global business, with a footprint
in more than 100 countries, operating
in the midst of change and uncertainty
is something IHG is very used to, and
one of our greatest strengths. Our
strategy of developing a strong brand
portfolio that is diversified by geography,
brand segment and fee-based income
streams, and powered by a strong loyalty
programme, means IHG is well positioned
to remain resilient through varying
economic cycles.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	21

The hotel industry has long-term growth drivers…

1.6% US disposable personal income grew on average by 1.6% per annum between 2000 and 2025 a.Source: Federal Reserve Economic Data (FRED)	$62tn The global consumer class spent an estimated $62tn in 2025, with this expected to increase to $80tn by 2030 a.Source: World Data Lab	2.3% Global hotel room net new supply grew 2.3% per annum between 2015 and 2025 a.Source: STR with significant barriers to entry…

The top five hotel groups[a] have almost a quarter of market share Share of top five branded hotel groups as % of global rooms supply a.Source: STR	Share expected to further expand Branded share of global industry supply and share of global industry active pipeline a.Source: STR
Consumers value loyalty
membership, which requires
a large-scale enterprise to deliver
79%
of consumers are more likely to
recommend brands with good
loyalty programmes
a.Source: Bond, in partnership with Visa
85%
of consumers are more likely to
use a brand if they are members
of its loyalty programme
b.Source: Bond, in partnership with Visa

57%
79%
Branded share of global room supply
Branded share of global active pipeline

1.4x

A	Top five: 24%

B	Smaller brand groups and independents: 76%
a.Includes IHG, Marriott International, Inc.,
Hilton Worldwide Holdings Inc., Wyndham
Hotels & Resorts Inc., Accor S.A.

and a track record of growth.

Global hotel revenues have continued to outpace GDP growth Global industry revenue vs global GDP, indexed to 1999
Global industry RevPAR ($)
RevPAR movements are illustrative
of lodging demand
a.Source: STR
Global rooms supply (m rooms)
Supply growth further reflects the
attractiveness of the hotel industry
b.Source: STR

2025
2024
2023
2022
2021

350%
300%
250%
200%
150%
100%
50%
0%
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Hotel industry revenue
2025
2024
2023
2022
2021
2020
GDP

22	IHG	Annual Report and Form 20-F 2025

Trends shaping our industry
Continuing to
evolve and
adapt
The travel and tourism industry continues
to demonstrate strong fundamentals.
Despite the current backdrop of
macro-economic uncertainty, intent
to travel remains high.
Continued technological advancement
in AI is changing consumer behaviours
and expectations, and transforming
operations across the hospitality
landscape. Meanwhile, the growing
attractiveness and potential of Asian
and Middle Eastern markets, alongside
the emergence of experience-
driven consumers, is redefining
global travel demand.

AI transforming travel

Our responses include:
–Embedding AI into core
operating platforms, including:
–deploying a new revenue
management system that
leverages AI to deliver advanced
insights and recommendations
to owners; and
–developing an AI-enabled
CRM platform to empower
corporate and hotel teams
with unified guest insights, and
to enhance loyalty delivery.
–Leveraging AI to enable new
content types, including building
a new digital content platform
to unlock additional capabilities
for owners, such as AI-powered
translations, expanded video
capabilities, and accelerated
content publishing across our
digital channels.
–Developing AI-powered trip-
planning capabilities in partnership
with Google – a key step towards
enabling a more elevated search
experience on IHG's owned sites.

Artificial intelligence is driving significant
transformation across the hospitality
sector. AI technologies are redefining the
end-to-end travel purchase journey and
enhancing the operational capabilities
of accommodation providers.
Generative AI is providing inspiration
to a broad range of travellers, gaining
particular traction among younger
travellers and those in Asia. Meanwhile,
advanced solutions such as AI-powered
smart search and integrated trip-planning
platforms are redefining how guests
research, book and experience travel.

Accommodation providers are also
unlocking new capabilities through
embedding AI into their core systems,
often in collaboration with specialist
partners, to remain at the forefront
of technological progress. Predictive
analytics are optimising pricing and
staffing models, providing hotels
with improved clarity in anticipating
occupancy and demand shifts.
On the guest-facing side, advanced
language models are transforming
customer service, including assisting
with guest queries and supporting
multilingual content translation.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	23

Accelerating growth in Asia and the Middle East

Oxford Economics predicts that Asia
Pacific and the Middle East will account
for over 15 billion domestic and inbound
nights by 2035 (up from 10 billion in 2025),
representing 45% of global nights.
To address emerging demand,
hotel companies must adapt to varied
consumer preferences and behaviours,
including varying travel motivations,
the use of local planning sources, and
purchases through local channels.
Loyalty programmes will need to
be tailored to regional expectations,
offering benefits and experiences that
resonate with local customers, and are
delivered in their native language.
Hotel stay product and formats
also need to be carefully tailored to
reflect local preferences and cultural
expectations for domestic travellers.
This includes adapting amenities,
food and beverage offerings, and guest
services to meet the unique needs of
regional travellers. By aligning product
features and service delivery with local
tastes, hotel companies can enhance
guest satisfaction and loyalty, ensuring
their offerings resonate with both
domestic and international visitors.

Our responses include:
–Expanding our presence in key
future growth markets, including
surpassing 50 open hotels in India,
reaching 100 open and pipeline
hotels in Saudi Arabia, and growing
to more than 800 open hotels
in China.
–Adapting to local booking preferences
in key markets, such as partnering
with Rakuten and launching the LINE
mini app in Japan, to connect guests
and IHG via preferred channels.
–Launching the next generation
Holiday Inn Express® format in China
to improve guest satisfaction and
investment returns, alongside debuting
lifestyle brand Atwell Suites in China.

Asia Pacific and the Middle East are
becoming increasingly significant
contributors to the global travel market,
with the economic development of
countries such as China, India and Saudi
Arabia driving higher travel demand.

1

1
Kimpton KAFD Riyadh, Saudi Arabia, which opened in August 2025, marking the debut of Kimpton in the Middle East.

The next stage of the experience economy

Consumers continue to place strong value
on experiences, with younger generations
leading this shift; approximately two-thirds
of 18- to 35-year-olds report that live
experiences are more fulfilling than
purchasing items of equivalent value.
This trend is boosting experience-related
travel archetypes, such as live-event-
focused tourism, where trips are centred
around activities such as concerts or
sports fixtures, which reflect guests’
interests, values and lifestyle.
Hotels are increasingly evolving from
simply being a place to stay to becoming
an integral component of the overall
travel experience.

Brand portfolios are adapting to
include more lifestyle-focused offerings
catering to specific interests such as
wellness, inter-generational family travel
and live-event-driven stays. By broadening
product offerings, accommodation
providers can better meet the needs
of experience-driven guests.
Loyalty programmes are increasingly
capturing demand by offering members
a curated selection of activities, in
addition to core accommodation options.
These platforms enable guests to earn
and redeem points across a broader
range of experiences, enhancing the
overall value proposition and fostering
deeper engagement with the brand.

Our responses include:
–Growing our Luxury & Lifestyle portfolio
to six distinct brands, providing guests
with a variety of authentic, experience-
driven stays to suit their specific tastes.
–Scaling our estate in key cultural
destinations around the world, providing a
base for experience-driven guests travelling
for sport, music or other occasions.
–Acquiring Ruby, expanding our estate
with design-led lifestyle properties based
in cultural hub locations across Europe,
and growing the brand globally.
–Partnering with organisations such as the
US Open Tennis and Six Nations Rugby
to provide members with culturally
relevant and personalised experiences.
–Launching ‘Doors Unlocked by
InterContinental’ – a luxury programme
across six InterContinental properties,
offering curated insider experiences
such as private Fashion Week events
and VIP film screenings.
–Developing Six Senses destinations
that combine crafted experiences,
pioneering wellness programmes, and
sensory led design to cater for growing
demand for experiential luxury.

2
The Racquet Bar by IHG at the 2025 US Open Tennis Championships.

2

24	IHG	Annual Report and Form 20-F 2025

Our business model

What we do

We provide an enterprise platform for hotel owners to join the IHG system through a family of 20 hotel brands and IHG One Rewards, one of the world’s largest hotel loyalty programmes. Our overall enterprise, including our brands and technology, meets clear guest needs and generates strong returns for our hotel owners. This in turn attracts further new-build hotel investment and existing hotels to convert to IHG’s brands, which grows our system size. We predominantly franchise our brands and manage hotels on behalf of third-party hotel owners, with the decision largely driven by market maturity, segment complexity and owner preference.

The growth of our business relies on two fundamental drivers:

–increasing revenue per available room (RevPAR); and

–expanding the number of rooms in our system.

RevPAR indicates the value guests ascribe
to a given hotel brand or market, and
grows when they stay more often or pay
higher prices. Room supply and the size
of our system also reflect capturing
structural growth drivers of increasing
demand to travel and experience, as well
as the attractiveness of the hotel industry,
and IHG, as an investment opportunity
from a hotel owner’s perspective.
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
This category is currently 14% of
IHG’s system size and comprises
22% of the future growth pipeline.
We do not employ colleagues
in franchise hotels, nor do we
control their day-to-day operations,
policies or procedures. That being
said, IHG and our franchise hotels are
committed to delivering a consistent
brand experience and conducting
business responsibly and sustainably.

Total system size
1,026,177
rooms
System size by
Type

¢	Franchised[a]	73%
¢	Managed	27%
¢	Owned & Leased	<1%
System size by
Region

¢	Americas	52%
¢	EMEAA	28%
¢	Greater China	20%
System size by
Categoryb

¢	Luxury & Lifestyle	14%
¢	Premium	15%
¢	Essentials	60%
¢	Suites	9%
¢	Exclusive Partners	2%

Total development pipeline
339,526
rooms
a.Includes Iberostar Beachfront
Resorts, which joined
IHG’s system and pipeline
as part of a long-term
commercial agreement.
b.Adjusts for the small number
of hotels currently categorised
as 'Other' for example where
these are prior to conversion).
Pipeline by
Type

¢	Franchised[a]	59%
¢	Managed	41%
¢	Owned & Leased	0%
Pipeline by
Region

¢	Americas	31%
¢	EMEAA	34%
¢	Greater China	35%
Pipeline by
Categoryb

¢	Luxury & Lifestyle	22%
¢	Premium	22%
¢	Essentials	44%
¢	Suites	11%
¢	Exclusive Partners	1%

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	25

How we generate revenue

As an asset-light business, revenue attributable to IHG is predominantly the fees charged to third-party hotel owners, rather than the entire revenue base of the hotels themselves.
IHG also receives various ancillary fee streams.
In 2025, IHG’s revenue from fee business was $1,897m (which generated an operating profit of $1,231ma).
Revenue from the small number of owned & leased hotels, which is entirely attributable to IHG, was $544m in 2025
(generating an operating profit of $43m). Total revenue reported for IHG in 2025 was $5,189m, which additionally includes $1,717m of System Fund revenue, $1,004m of reimbursable revenue, and $27m of insurance activities revenue.

Third-party hotel owners pay…

Fees to IHG in relation to the licensing of our brands and, if applicable, hotel management services.	Assessments and contributions that are collected for specific use within the System Fund, as well as reimbursable revenues.

Franchised hotels We receive franchise fees based upon a fixed percentage of rooms revenue when a guest stays at one of our hotels.
System Fund
IHG manages a System Fund for
the benefit of hotels within the IHG
system and their third-party owners,
who pay assessments into it for
certain hotel services. This includes a
marketing and reservation assessment
and a loyalty assessment.
Revenue recognised by the System
Fund also includes a portion of
revenue on consumption of IHG
One Rewards loyalty points. Given
the significant scale of the System
Fund, IHG can make substantial
investments in marketing brands,
creating a leading loyalty programme
and developing powerful technology
systems, thereby strengthening the
whole IHG enterprise for the benefit
of all our hotel owners.
The System Fund is not managed
to surplus or deficit for IHG over
the longer term, but for the benefit
of hotels in the IHG system.

Reimbursable revenues
In a managed property, the Group
typically acts as employer of the
general manager and, in some cases,
other employees at the hotel, and is
entitled to reimbursement of these
costs. The performance obligation is
satisfied over time as the employees
perform their duties, consistent with
when reimbursement is received.

RevPAR X rooms X royalty rate

Managed hotels We generate revenue through base management fees and incentive management fees.
Fixed % of total hotel revenue as a management fee, and typically a share of hotel gross operating profit after deduction of management fees

Exclusive Partners We receive marketing, distribution, technology and other fees for providing access to our enterprise platform.
Fee streams similar to our asset-light model

The above fee streams drive the fee
revenue that IHG recognises in its three
reporting regions. Certain other fees
paid by third-party hotel owners, such
as technology fees, are additionally
recognised in Central revenue.

+	More on pages 185 and 186.

Ancillary fee streams	Owned & leased hotels

Aside from fees paid to IHG from third-party hotel owners,
IHG also receives ancillary fee streams. These include
fees related to co-branded credit cards, a portion of
proceeds from the sale of loyalty points to consumers,
and other fees related to branded residential properties.
For more details, see page 28.
For the small number of hotels that we own or lease (representing less than 1% of our system size), we record the entire revenue and profit of the hotel in our financial statements.
a.Definitions for Non-GAAP revenue and operating profit measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.

26	IHG	Annual Report and Form 20-F 2025

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
2009 and 2019 in total for IHG.
In 2025, our fee margin increased
by 360bps, driven by operating
leverage and our ongoing actions to
drive cost efficiency, together with
step-ups in ancillary fee streams. This
was ahead of the 100–150bps average
annual improvement that is expected
on a medium- to long-term basis.
For franchised hotels, the flow-through
of revenue to operating profit is higher
than it is at managed hotels, given the
fee model and our well-invested scale
platform, where limited resources
are required to support the addition
of an incremental hotel.
This is most evident in our Americas
region, where fee margins are the
highest, reflecting our scale, and more
than 90% of our hotels operating
under our franchised model.
Across our managed hotels, the
flow-through of revenue to profit can
be slightly lower, given some additional
operating expenditure on operations
teams supporting the hotel network.
Our owned & leased hotels tend
to have significantly lower margins
than our fee business. This is because
we not only record the entire revenue
of the hotel, but also the entire cost
base, which includes staff, supplies
and maintenance costs of the hotel.

Fee margin by region
Americas
FY2025
FY2024
FY2023
FY2025
FY2024
FY2023
Greater China
EMEAA
Total IHG
FY2025
FY2024
FY2023
FY2025
FY2024
FY2023

Capital allocation
Our priorities for the uses of the cash flow that IHG generates are consistent with previous years and comprise three pillars:

1
Invest in the
business to
drive growth
We look to strategically
drive growth, while
maintaining strict
control on investments
and our day-to-day
capital expenditures.

2
Target sustainable
growth in the
ordinary dividend
IHG has a dividend
policy where we would
look to grow the
ordinary dividend each
year, while balancing
all our stakeholder
interests and ensuring
our long-term success.

3
Return surplus
capital to
shareholders
The Board expects
our asset-light
model to provide
the opportunity
to routinely return
additional capital
to shareholders such
as through share
buybacks.
Shareholder returns 2023–25 ($bn)

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	27

Capital expenditure
Spend incurred by IHG can be summarised as follows:

Type	What is it?	Recent examples
Key money and maintenance capital expenditure
Key money is expenditure used to
access strategic opportunities, particularly
in high-quality and sought-after locations,
when returns are financially and/or
strategically attractive.
Maintenance capital expenditure is devoted
to the maintenance of our systems and
corporate offices, along with our owned
& leased hotels.

Examples of key money include investments
to secure representation for our brands
in prime locations.
Examples of maintenance spend include
investment in corporate technology and software,
as well as office refurbishment and maintenance.
Across our owned & leased hotels, we invest
in refurbishment of public spaces and
guest rooms.

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

Examples include recyclable investments where
we used our capital to develop initial properties
for a previous new brand to showcase the
concept, and we then subsequently sold the
hotels and now operate them under franchise
agreements.
Other examples include the initial purchasing
of sites or temporary investment in the partial
financing of flagship hotels in key markets.

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
recommendation does not harm
the sustainable success of the
Company and that there are sufficient
distributable reserves to pay any
recommended dividend. The Board
assesses the Group’s ability to pay
a dividend bearing in mind its
responsibilities to its stakeholders
and its objective of maintaining an
investment grade credit rating.
One of the measures we use to monitor
this is net debt:adjusted EBITDA, where
we aim for a ratio of 2.5–3.0x.
Surplus capital was returned via a
$500m buyback programme announced
in August 2022, a $750m programme
announced in February 2023, an $800m
programme announced in February
2024, and then a further $900m
programme in 2025. The highly cash
generative nature of our business model
means we expect to have substantial
ongoing capacity to return further surplus
capital to shareholders, such as through
share buybacks, as we look to maintain
leverage within our target range.
The Board intends to continue
sustainably growing the ordinary
dividend and to typically pay dividends
weighted approximately one-third to
the interim and two-thirds to the final
payment. In February 2025, IHG’s Board
proposed a final dividend of 114.4¢ in
respect of 2024, representing growth
of 10% on that for 2023.
The proposal was subsequently
approved at the AGM and paid to
shareholders on 14 May 2025.
In August 2025, IHG’s Board declared
an interim dividend of 58.6¢ per share,
representing growth of 10% on 2024’s
interim dividend. This was paid to
shareholders on 2 October 2025.
The Board is proposing a final
dividend of 125.9¢ in respect of
2025, representing growth of 10%
on that for 2024. The proposed
total dividend for the year is
therefore 184.5¢. Further, the
Board has approved a share buyback
programme for 2026 to return an
additional $950m of surplus capital.
Given expectations for growth and
EBITDA in 2026, leverage is expected
to remain within our target range
of 2.5–3.0x.

28	IHG	Annual Report and Form 20-F 2025

Our business model continued

Driving ancillary fee streams

Ancillary fee streams further leverage the strength of IHG’s brands and our powerful enterprise platform. As well as additional fee revenue, they typically flow through to operating profit at a high incremental margin, therefore contributing to overall fee margin accretion.

IHG
ONE
REWARDS
REWARDS FOR
EVERY ONE

CHASE
BUSINESS
IHG
ONE
REWARDS
PREMIER
D. BARRETT
world elite
mastercard
world elite
mastercard
D. BARRETT

Loyalty points sales to consumers
Our loyalty programme, IHG One Rewards, allows
members to earn points through qualifying stays and
through third-party partnerships and programmes.
Points revenue is generated through hotel assessments
from qualifying stays, third-party points purchases to
support partnership arrangements and points purchased
by members. Further points revenue growth from selling
loyalty points to consumers is expected in future years,
driven by the growth in the attraction and scale of the
IHG One Rewards programme. In 2025, the programme
grew to over 160 million members who are responsible
for 66% of room nights consumed globally.

Co-brand credit cards
Co-brand credit cards drive further membership and
loyalty to our IHG One Rewards programme, deepening
guest relationships and delivering more business to
our hotels. Co-brand credit card partners pay fees
to IHG for:
–access to our loyalty programme and customer
base and the rights to use IHG brands;
–arranging for the provision of future benefits to members
who have earned points or free night certificates; and
–performing marketing services.
IHG One Rewards co-brand credit card holders stay even
more frequently and spend more in IHG hotels. 2025 was
a record-breaking year for new account applications; driving further growth in total card customers and total card spend.

Branded residential properties
A further example of driving ancillary fees through
the strength of IHG’s brands is their use to generate
increased sales of residential property, typically alongside a hotel development with shared services and facilities.
This industry segment has tripled in number of branded
residential developments over the past decade. IHG has
30+ branded residential projects open or selling properties
across 15+ countries, and more in the pipeline. Fees earned
by IHG from branded residences increased in 2025,
benefitting from strong sales at Six Senses® Dubai Marina,
which have added to the success of the previously fully
sold development at Six Senses The Palm, Dubai, and
growth in this latest year also from the near-complete
sale of residences at Six Senses, London.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	29

Why hotel owners choose to work with IHG
Hotel owners choose to work with IHG because of the trust they have in our brands, the strength of our wider enterprise and our track record in delivering strong returns.
Strength
of brands
A portfolio of
brands across
industry segments,
designed to drive
owner returns.
Commercial engine
We invest in our digital platforms,
data and analytics, revenue
management, marketing and
partnerships to provide guests
with more choice and benefits
and owners with higher value
customers at lower cost
of acquisition.
Technology
We work with third-party
suppliers and invest in
leading technology that
makes the biggest difference
to guests, owners and hotel
teams, leveraging AI and
cloud-based platforms to
streamline operations and
drive revenue.
Procurement
We use our scale to
reduce costs for owners,
with procurement
programmes for
hotel goods, services
and renovations.
Global sales
organisation
Our global sales
enterprise drives higher
quality, lower-cost
revenue to our hotels.
People
We are committed
to creating a culture
where everyone feels
valued and can thrive,
supported by a strong
framework that attracts,
develops and grows
exceptional talent.
Hotel lifecycle
management and
operations
We invest in technology,
systems and processes
to support performance,
increase efficiencies
and drive returns for
our owners.
Strong loyalty
programme and
enterprise contribution
Our IHG One Rewards
programme has more
than 160 million members,
helping drive direct
bookings. In 2025, 83% of
room revenue was booked
through IHG-managed
channels and sources.
Sustainability tools
and expertise
We have developed
tools, training and
programmes to support
hotels and provide better
data and insights to
enable them to reduce
their energy, waste and
water consumption.

30	IHG	Annual Report and Form 20-F 2025

Our strategy
Unlocking our
potential
Our strategy is designed to deliver
on our ambition to be the hotel
company of choice for guests
and owners by capitalising on our
investments in our brands, people,
technology and scale.
Over the long term, with disciplined
What we do
Provide True Hospitality for Good
Why we do it
To be the hotel company of choice
for guests and owners
execution, our strategy drives the
growth of our brands in high-value
markets. It creates value for all of our
stakeholders and delivers sustained
growth in profits and cash flows,
which can be reinvested in our
business and returned to shareholders.
Our strategic priorities and the
behaviours that drive them have been
designed to put the expanded brand
portfolio we have built in recent years
How we make it happen
at the heart of our business, and our
owners and guests at the heart of our
thinking. They recognise the crucial
role of a sophisticated, well-invested
digital approach, and ensure we
meet our growing responsibility to
care for and invest in our people,
and to make a positive difference
to our communities and planet.
Our strategy is inspired and informed
by our purpose of providing True
Hospitality for Good, which is
underpinned by our commitment
to a culture of operating and growing
in a responsible, ethical and inclusive
manner. This sets the tone for how
Our growth behaviours
we do business, enabling us to focus
on creating value for all stakeholders
as we build an even stronger IHG.
Relentless
focus on
growth
Leading
commercial
engine
Care for
our people,
communities
and planet
Brands
guests and
owners love
Ambitious
Dedicated
Courageous
Caring

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	31

Relentless focus
on growth
The global growth of our brands and expanding
portfolio is providing greater choice for guests and
more investment opportunities for owners than
ever before. In 2025, we opened a record number
of hotels, achieved record development activity
in a number of key markets and strengthened
both new and existing brands across segments.

+	More on pages 32 to 33.

9:41
Diamond Elite
Member #23728882
Jane Smith
100,000 pts
Book with points
7 nights
Book a free
CONGRATULATIONS!
You have a Milestone Reward to claim!
GOOD NEWS — YOU'RE STILL
EARNING REWARDS
9:41
Diamond Elite · 100,000 pts
Hello, Jane
Find your next destination
Travel like you
mean it
Explore now

Leading commercial engine
We are investing in the tools, technology and
solutions that make the biggest difference for
guests and owners. Among the key highlights in
2025 was achieving a 25% increase in enrolments
for IHG One Rewards, rolling out hotel technology
to elevate the guest experience, drive top-line
revenue and simplify operations systems, and
growing enterprise contribution.

+	More on pages 36 to 37.
Brands guests
and owners love
We are focused on delivering elevated experiences
for guests and strong returns for owners. In 2025,
we launched fresh designs for several of our market-
leading brands, delivered new procurement
solutions and continued to grow awareness
of our IHG Hotels & Resorts masterbrand.

+	More on pages 34 to 35.
Care for our people,
communities and planet
With more than 6,900 hotels in our global estate,
it is vital that as we grow, we do so responsibly and
sustainably for our communities, the environment
and the long-term success of our business. In 2025,
we took further steps to invest in our people and
culture, provide care where it’s needed most in our
communities and make our hotels more sustainable.

+	More on pages 38 to 39.

32	IHG	Annual Report and Form 20-F 2025

Our strategy continued
Relentless focus
on growth
We’ve grown from 10 to 20 brands in a decade while at the
same time focusing on the quality of our established brands.
Our transformed portfolio is expanding our offer across
segments, fuelling demand from guests and owners globally,
and is supported by a well-invested enterprise platform
that includes a leading loyalty programme, masterbrand
strategy and powerful suite of technology.
More than 6,900
hotels open globally.
Kimpton Mas Olas Resort & Spa,
El Pescadero, Mexico.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	33

What we achieved in 2025
We opened a record 443 hotels during
the year to surpass 6,900 globally. We
also signed 694 hotels into our pipeline
in 2025, taking it to 2,292 in total – the
equivalent of 33% of today’s system
size, which, together with investments
in our enterprise, lays the foundation
for continued system size growth in
the years ahead.
We expanded our presence in high-
growth markets, including opening
a record 147 hotels in EMEAA and
achieving record openings and
signings in Greater China. In addition,
32 openings represented a country
debut for a particular IHG brand.
One of our proudest achievements
during the year was surpassing
one million open rooms globally –
a testament to the enduring appeal of
our brands to guests and owners. This
was complemented by several other
milestones across established and high-
growth markets, including exceeding
4,100 open hotels in the US and
800 in Greater China, where we also
reached a pipeline of 582 hotels, which
represents 56% future rooms growth in
the region. Notable progress was made
in EMEAA, with Germany reaching 242
open and pipeline hotels – more than
doubling its number since the start of
2024 – Japan reaching 59 open hotels,
and Saudi Arabia surpassing 100 open
and pipeline properties. Additionally,
India reached 50 open hotels, while
35 signings marked a record year, with
momentum continuing to support
IHG’s ambition to reach more than
400 open and pipeline hotels within
the next five years.
The appeal of our established brands
was illustrated by our Holiday Inn Brand
Family generating 35% of openings
and signings globally. There were also
several key signings for Crowne Plaza®
Hotels & Resorts on the back of an
exciting brand evolution for our largest
premium brand. These included
properties in Australia, near Disneyland
Paris in France and Nigeria on the way to
reaching 578 open and pipeline hotels.
Our fastest growing premium brand,
voco, surpassed a milestone 100 open
hotels, expanded its pipeline to over
100 properties and entered seven more
countries, including Thailand and Aruba.
It has now more than doubled its system
and pipeline since 2023 and was voted
the World’s Leading Premium Hotel
Brand at the 2025 World Travel Awards
in 2025. Also in our premium collection,
our wellness brand EVEN® Hotels grew
to 72 open and pipeline properties
across the Americas and Greater China,
and we launched the brand in Saudi
Arabia, which also marked its first
signing in the Middle East.
We have accelerated the growth and
performance of our Luxury & Lifestyle
brands in recent years to establish
one of the world’s largest portfolios.
In 2025, we opened and signed a
further 152 hotels across our six brands,
with Regent reaching 23 open and
pipeline hotels, including the signing
of Regent Karuizawa – the brand’s first
resort location in Japan. Reflecting the
brand’s growing reputation, it was also
recognised as one of the most loved
hotel brands in Travel + Leisure’s 2025
World’s Best Awards, while Regent
Santa Monica Beach in the US was
among Afar’s Best New Hotels of 2025
and Regent Hong Kong in Greater
China won Best Brand Hotel at the 2025
Virtuoso Global Awards. Six Senses
reached 66 open and pipeline hotels,
including a signing in Bangkok, as the
brand continued to expand beyond its
resort roots into key urban locations.
Kimpton continued its rapid expansion
in key leisure destinations, reaching
154 open and pipeline hotels, including
debut openings in Portugal and
Germany, and a first signing in the United
Arab Emirates. InterContinental added
38 openings and signings, including
in Vietnam’s Halong Bay and Brisbane,
Australia, as it took its system size to 242.
Its pipeline of 104 hotels represents future
growth of 43%. A debut opening in
New Zealand was among 49 openings
and signings for Hotel Indigo, which
surpassed 320 open and pipeline hotels
in almost 50 countries, reflecting its
accelerated pace of development.
A standout year for Vignette Collection
featured the opening of the tallest
hotel in the world – Ciel Dubai Marina
in the UAE – alongside debut signings
in India, Italy and on the Greek islands.
Our strong future growth prospects
in Luxury & Lifestyle are reflected
by our portfolio now representing
14% of our current system size
and 22% of our pipeline.
Our strategic focus on driving quick-
to-market conversion deals continued
to fuel growth, generating over 50%
of all room openings and more than
300 hotel signings, as independent
owners seek fast access to our revenue-
generating systems, marketing and
loyalty programme. Supporting this,
we have increased the breadth of our
portfolio in recent years by launching
our conversion-friendly brands Vignette
Collection, voco and Garner, which
together represented around one-third
of conversion signings in 2025.
Momentum continued to build behind our
newer brands, with the 10 most recently
added to our portfolio accounting for
10% of total current system size and 22%
of the pipeline. Midscale conversion brand
Garner reached 166 open and pipeline
hotels across 12 countries in just over two
years since launch, with debut openings
in France, Thailand and Mexico, making
it IHG’s fastest-ever scaling of a brand
globally. We opened our first Atwell Suites
in Greater China, and grew its pipeline to
56 properties, while Essentials brand
avid™ hotels reached its 80th opening.
In 2025, we added a new brand to
our portfolio with the acquisition of
premium urban lifestyle brand Ruby,
bringing an exciting, distinct and high-
quality offer for guests and owners
in popular city destinations. We have
already signed a further six properties
in key European cities, made it available
for development in the US and further
international expansion is planned
for 2026. The recent launch of Noted
Collection, a new collection brand in
the large and fast-growing premium
segment, will target an upscale to upper
upscale price point and will build on
the well-established successes we have
already delivered with our other collection
and conversion brands. Noted Collection
will initially focus on our EMEAA region,
where there is a large proportion of high-
quality hotels with distinct identities, and
where a collection brand will broaden our
guest offer and enable more owners to
benefit from our enterprise platform.
In our Exclusive Partners category,
our Iberostar Beachfront Resorts brand
opened seven hotels and signed
another six into its pipeline to reach
67 open and pipeline properties.

2,292 pipeline hotels, representing future system size growth of 33%.
~50% of global pipeline under construction.

34	IHG	Annual Report and Form 20-F 2025

Our strategy continued
Brands guests
and owners love
Staying successful means putting our guests and owners
at the heart of everything we do. This is how we create
memorable hotel experiences, deepen guest loyalty,
grow brand awareness, and unlock investment
opportunities for our owners with strong returns.
Our IHG One Rewards loyalty
programme has grown to
over 160 million members.
InterContinental Maldives
Maamunagau Resort, Raa Atoll, Maldives.
Name of hotel, Country

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	35

What we achieved in 2025
With travel reaching record levels in 2025,
we are focused on greeting guests with
elevated experiences, outstanding service
and leading technology to meet their
evolving expectations.
Our IHG One Rewards loyalty programme
is a cornerstone of how we are capturing
demand, with fresh experiences, more
points and stay enhancements helping
drive enrolments up 25% and membership
beyond 160 million in 2025. Reward
Night redemptions were also up 9%
year-on-year, illustrating strong member
engagement and driving increased owner
returns. The programme earned notable
industry recognition, including several
wins at both the Global Traveler and
Frequent Traveler Awards.
Our IHG One Rewards mobile app
provides seamless access to our hotels
and loyalty programme, with regular
updates elevating the guest experience.
Further enhancements in 2025 were
the ability to book different room types
under a single reservation, store multiple
payment cards, and take advantage
of new and improved Food & Beverage
redemption rewards.
Our technology continues to improve
customer service, including solutions
powered by artificial intelligence, such
as our Digital Concierge chatbot. Newly
expanded digital payment solutions were
also rolled out on property in partnership
with leading providers Apple Pay, PayPal
and FreedomPay in the Americas and
EMEAA to increase flexibility and reduce
check-in times for guests, alongside
lowering fees for owners.

+	For more on our technology, see Leading commercial engine on pages 36 and 37.

We continuously invest in new design
formats to deliver outperformance in
key guest metrics and further increase
owner returns. Key brand updates
during the year included the new
bean-to-cup upgraded coffee service
rolled out to 85% of all Holiday Inn
Express hotels in the US, along with its
fifth generation room and lobby design
opening in Greater China and Europe
to boost both investment returns and
guest satisfaction. The latest Holiday
Inn design has launched in more
hotels in the US and seen good
performance uplifts.
Investment in our brands to keep
them feeling fresh was reflected in
several industry awards, including
Time magazine recognising Holiday
Inn among the World’s Best Brands
in 2025 for each of the US, Mexico,
UK and Germany markets.
These enhancements, combined
with the work we are doing in
collaboration with our owners and hotel
teams, helped IHG drive year-on-year
improvement in Global Guest Love.
We also maintained our outperformance
versus key competitors on the externally
measured Guest Satisfaction Index
in all three regions.
For corporate guests, we are focused on
providing organisations with consistently
excellent stays and meetings. We
launched the IHG Travel Agent Portal to
connect travel agents with our brands
and hotel portfolio more effectively and
efficiently. Built to drive more bookings
to IHG hotels, the portal provides agents
with tailored information, educational
resources and access to exclusive
benefits for their own personal travel.
Travel planners can also earn extra loyalty
points through IHG Business Rewards,
while IHG Business Edge – our long-
standing SME travel programme – grew
its member base to reach more than
160,000 accounts in 2025. During the
year, we added new exclusive benefits
through partnerships with other leading
companies, including Delta Air Lines’
Business Traveler platform and Qatar
Airways’ Beyond Business corporate
rewards programme.
For our hotel owners, we remain focused
on capturing demand and strengthening
hotel performance. IHG One Rewards
is at the heart of our approach, which,
together with our IHG Hotels & Resorts
masterbrand, showcases the breadth
of our offer and sharpens perception
of our brands. In 2025, we made further
significant gains through increasing
visibility across the guest journey,
breakthrough marketing, and a sharper
focus on quality and excellence at scale.
This included partnering with sporting
events and other leading brands to
reach new audiences, drive business
to our hotels and provide stronger
owner returns. Reflecting our success,
we achieved an all-time high of IHG
masterbrand awareness in the US.
We work closely with our hotel teams
and owners to drive performance,
providing training, connecting with
General Managers on calls and at
regional conferences, and with owners
through webinars, meetings and events.
The foundation of our strong owner
relationships is a heightened focus on the
cost to build, open and operate our hotels.
In 2025, we extended our procurement
services to cover more products and
categories tailored to different markets.
In the US, this included a new centralised
procurement platform enabling limited-
service Essentials and Suites hotels
to consolidate purchasing – covering
everything from operating supplies
to maintenance – into one efficient
solution, while more hotels joined our
US Food & Beverage procurement
programme. In EMEAA, we provided
additional purchasing support for new
openings, while in Greater China we
introduced a one-stop Hotel Procurement
Services solution covering the hotel
lifecycle to boost cost efficiency and
compliance for owners. Additionally,
we rolled out a series of targeted
enhancements across four brands in
the region – Atwell Suites, EVEN, Holiday
Inn and Holiday Inn Express – that use
our global scale and 50 years of local
experience to strengthen performance
across the hotel lifecycle.
Developing sustainable solutions is
vital to the long-term success of IHG,
our owners’ businesses and the wider
industry, and this year we continued to
advance our efforts while strengthening
owner returns. We integrated additional
energy conservation measures into
brand standards to cut energy usage
and costs. Our Meeting for Good page
is now live on the IHG Hotels & Resorts
website, showcasing how over 650
hotels worldwide are supporting meeting
and event planners in delivering more
sustainable events. More properties
also joined our Low Carbon Pioneers
programme to help us test, learn and
share insights on sustainability measures.

+	For more on Planet, see pages 70 to 73.
We continue to work with the IHG
Owners Association, which represents
the interests of thousands of owners
and operators, to roll out key projects
and ensure full visibility of the operational
and commercial support we provide.
This includes supporting the industry
on a broader scale by collaborating
with governments, peers and trade
bodies on prominent issues.

36	IHG	Annual Report and Form 20-F 2025

Our strategy continued
Leading
commercial engine
Our investments in technology and tools to drive
commercial success are deepening our relationships
with guests and delivering fresh experiences, while
at the same time improving the operational efficiency
of our hotels and driving greater value for owners.
Enterprise contribution
increased two percentage
points year-on-year to 83%.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	37

What we achieved in 2025
In 2025, 83% of room revenue was
booked through IHG-managed channels
and sources, illustrating the success
of our commercial engine across our
technology platforms and sales and
distribution channels in providing hotel
owners with higher value customers
at a lower cost of customer acquisition.
Our IHG One Rewards loyalty programme
is central to our progress, with members
accounting for 66% of all rooms booked
globally, growing by over three percentage
points in each region and highest in the
US and Americas overall at 73%. These
members also typically spend around 20%
more in hotels than non-members and
are 10 times more likely to book direct.
Co-branded IHG One Rewards credit
card holders stay even more frequently
and spend more in hotels. Following new
agreements with our US co-brand partners
in the previous year, we approximately
doubled our fees recognised in operating
profit from reportable segments in 2025.
The number of US co-brand card members
saw high single-digit percentage growth
in 2025, alongside a comparable uplift
in total card spend, and we expanded
our partnership with Chase by introducing
new IHG One Rewards status benefits
for Chase Sapphire Reserve and Chase
Sapphire Reserve for Business cardholders.
Separately, we recently signed a new UK
co-branded IHG One Rewards debit card
agreement with Revolut, alongside Visa,
with card products scheduled to be
launched later this year. Further co-brand
priority growth markets are targeted
for future years.
The transformation of our technology
in recent years is strengthening how we
promote our hotels, optimise operations
and engage with guests. Our IHG One
Rewards mobile app is central to driving
engagement across our direct channels,
with nine million downloads during the year.
Building on our work to create compelling
content that drives bookings, we are
developing a new digital content
management platform, with a phased
rollout beginning in 2026 across our app
and all IHG booking websites to support
owners in showcasing their hotels more
effectively in an increasingly AI-driven world.
Our digital partnerships are another way
we encourage guests to book through
our direct channels and connect with IHG
One Rewards via their preferred platforms.
During the year, we teamed up with
Rakuten and launched the LINE mini
app in Japan.
Working with third-party suppliers,
industry-leading technology helps owners
keep hotels running smoothly and
efficiently by providing sophisticated
solutions across more than 100
enterprise-wide applications.
This includes cloud-based systems, such
as our revenue management system (RMS),
which has now completed rollout across
our global estate of 6,800 eligible hotels
and is using data science, AI machine
learning and forecasting tools to deliver
advanced insights. User feedback is very
positive, and indicative levels of revenue
uplift and market share gains have been
encouraging.
Our best-in-class property management
systems (PMS) are creating even greater
value for owners by providing above-
property solutions that apply the latest
technology and allow the deployment of fast,
efficient enhancements. Benefits include
quicker colleague onboarding and training,
and streamlined front desk processes, such
as mobile and remote access. HotelKey
was our first approved PMS solution in the
Americas and EMEAA, and an equivalent
platform from Shiji has been deployed to
hotels in Greater China. In addition, we
recently established a new agreement to
provide Oracle OPERA Cloud as a further
PMS solution for IHG hotel owners. The
accelerated roll out of these cloud-based
PMS solutions reached 2,000 hotels in 2025,
and we expect to double this to 4,000
by the end of 2026.
Our Guest Reservation System (GRS)
enables upselling of unique room attributes
so guests can seamlessly select add-ons
while owners maximise revenue. Now live
across our global estate, approximately
half of customers saw an up-sell offer at
some point in their booking journey in 2025,
up from 30% in 2024. When selected,
these offers are achieving average nightly
room revenue increases approaching $50
for Luxury & Lifestyle and $20 across
our Essentials and Suites brands. This
is driving more bookings into premium
rooms and more revenue to hotel owners.
Updates in 2025 included marketing texts
highlighting the leading room attribute,
such as Pacific Ocean View, instead of room-
type names, so guests better understand
what they are paying for. We also introduced
an elevated display allowing up to six
offers to be shown simultaneously on
direct channels.
Our technology is driving engagement
with guests through seamless, elevated
experiences, such as IHG Wi-Fi Auto Connect
automatically connecting IHG One Rewards
members to hotel wi-fi without passwords
or logins. Another notable example includes
the expansion of digital check-out, which
is now available at more than 3,500 hotels,
and we are piloting both digital check-in
and a messaging service so that guests can
easily connect with hotel colleagues during
their stay. Development is also underway
on a new loyalty and customer relationship
management (CRM) platform to drive
guest engagement and more personalised
experiences during booking and on-property
to help increase guest satisfaction and
deepen loyalty.
Just as it is expected to transform most
sectors, AI is set to be a game-changer for
travel. We are harnessing every dimension –
automation, machine learning, generative
AI and agentic – while tracking emerging
trends to deliver competitive advantage in
how we elevate guest experiences, unlock
revenue opportunities and drive returns
for owners. This includes working with
best-in-class suppliers to fulfil specific
needs, from cloud-based integration of
different technology platforms, to using
AI across our distribution and marketing
channels to improve customer acquisition
and deepen guest relationships. AI is
also supporting the lowering of costs and
increasing the effectiveness of service
delivery for our hotel owners in other areas.
For example, in powering more than 700
delivery robots in over 500 hotels across
Greater China to assist staff with cleaning
and delivering food to guestrooms, as well
as our Digital Concierge chatbot service
handling 5.1 million guest conversations
in 2025 – up 40% year-on-year – with new
features such as bill requests and loyalty
points tracking saving hotel teams time
and improving customer satisfaction.
Within IHG’s own operations, we have
also launched numerous AI-powered
automations as part of our ongoing
efficiency programmes to sharpen
our cost base and boost productivity.

6,800 eligible hotels now featuring our new revenue management system.
66% of room nights globally booked by IHG One Rewards members – increasing loyalty penetration.
~50% of guests saw an up-sell offer at some point in their booking journey in 2025, up from 30% in 2024.
26% of total room revenue driven by IHG's direct digital booking channels.

38	IHG	Annual Report and Form 20-F 2025

Our strategy continued
Care for our people,
communities and planet
Caring for our people, communities and planet has
been at the heart of what we do for many years. With more
than 6,900 hotels in neighbourhoods around the world,
we value the opportunity to be a force for good by
positively impacting the lives of millions every day
and protecting the world around us.
87% employee engagement
places IHG in the top quartile
of most engaged employers.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	39

What we achieved in 2025
Our people
Our success is underpinned by our inclusive
culture, which attracts the talent we need
to succeed as a global business. This is
supported by a clear framework that aligns
our global and local priorities to maximise
impact in creating opportunities for all.
This is important to us all at IHG, reflected
by our 2025 Colleague HeartBeat survey,
where nine in 10 colleagues said IHG has an
inclusive culture. In 2025, we strengthened
our approach by focusing on three areas:
talent and leadership; culture and
experiences; and community and
partnerships.
During the year, we helped accelerate
our growth through a sharper focus on
performance, strengthening the link
between individual achievement and
collective success. Steps included fine-
tuning goal-setting and feedback, support
for leaders and colleagues, as well as
activating changes to better reward
high performers.
Engaging with colleagues is a cornerstone
of our culture, and we provide listening
forums throughout the year so they
can express their views. This includes our
colleague engagement survey, Colleague
HeartBeat, where we achieved a score of
87% in 2025 to maintain our place in the
top quartile of most engaged employers.
In addition, we were also named in the
Fortune 100 Best Companies to Work
For® 2025 list by Great Place To Work®
and Fortune.
We are committed to attracting and
retaining a skilled workforcea. During the
year, we refined our search and selection
practices and used technology to improve
efficiency and streamline parts of the
recruitment process. We continued to build
engagement with our careers website,
while extending our social media presence
across our careers channels. We also
enhanced colleague travel benefits to
increase our attractiveness as an employer
and to reward and retain colleagues.
We also strengthened our talent pipeline
and leadership capabilities for managed
hotels through programmes such as
the RISE mentoring programme and the
Journey to General Manager programme,
which welcomed hundreds of participants
and successfully placed candidates in
General Manager roles. In 2025, we also
launched our Journey to Supervisor and
Journey to Manager programmes for
managed and franchised hotels to create
clearer pathways for talented colleagues
to build rewarding careers in IHG hotels.
An integral part of our global approach
to responsible business is to promote
respect for and advance human rights
in accordance with internationally
recognised standards.
a.We do not employ colleagues in franchise hotels, nor do we control their day-to-day operations, policies or procedures.

10.2m lives improved since 2021 through our collective action and work with charity partners.
10.2% reduction in energy per available room compared with 2019.
In 2025, we continued to drive compliance
with our Responsible Labour Requirements
and, recognising the important role hotels
can play in preventing human trafficking,
we launched new, survivor-informed
training developed in partnership with
a leading anti-trafficking NGO and
industry peers, which is mandated for
all colleagues globally.
Our communities
We are proud to be at the heart of
thousands of communities worldwide,
and central to our Journey to Tomorrow
responsible business plan is a plan to
improve the lives of 30 million people
through skills training, disaster response
and food security.
We have helped improve the lives of
10.2 million people since 2021 through
our community partnerships, volunteering
days and programmes. This includes our
IHG Academy, which helps future talent
to explore a rewarding career in travel.
During the year, we trained and upskilled
over 80,000 people, including launching
Virtual Discover sessions so participants
could find out more about hospitality from
IHG hotel colleagues. We also worked
with organisations to help provide
job opportunities across our markets,
including Springboard in the UK, China
Youth Development Foundation in Greater
China, the Tourism and Hospitality Skill
Council in India, and the Al Noor Training
Centre for People of Determination
in Dubai.
We responded to 22 natural disasters
in 2025, working closely with charity
partners to support relief and recovery
efforts. We are also working with global
NGO Action Against Hunger to combat
food insecurity and hunger for millions
around the globe. Since launching the
partnership in 2024, we have helped
support 5.4m people as part of Action
Against Hunger’s global nutrition
programmes in over 50 countries, through
colleague fundraising, loyalty points
donations and hotel initiatives. We also
worked with our long-standing partners
to strengthen food systems within our
communities, including OzHarvest –
a food rescue organisation in Australia.
Every September, IHG colleagues take
part in Giving for Good month to give
back to their communities. Colleagues
take part in activities ranging from clean-
up events and supporting homeless
shelters and food banks, to fundraising
for local organisations.
Our planet
Our commitment to improve the efficiency
of our hotels has achieved double‑digit
reductions in both emissions and energy
use per available room compared with
our 2019 baseline. Yet, as we highlighted
during the year, access to clean‑energy
infrastructure remains limited in many
of our markets which, combined with the
successful expansion of our estate, has
increased total carbon emissions by 7.7%
since 2019. In 2026, we will refine elements
of our Journey to Tomorrow responsible
business plan to sharpen our focus on
areas where we can make the greatest
impact as we drive further progress
against our priorities.
We are dedicated to assisting hotel
owners in reducing carbon emissions, and
in 2025 we continued to implement brand
standards to drive energy efficiency, as
well as reduce waste, and we expanded
our Low Carbon Pioneers programme to
help us test, learn and share findings on
sustainability measures. The programme
now has hotels spanning Asia, Europe
and South America.
We continue to explore ways our hotels can
reduce energy consumption, and almost
95% of our managed, owned & leased
hotels have now been upgraded with LED
lighting and have water‑efficient fixtures,
including in back‑of‑house areas.
More than 650 hotels participated in our
Meeting for Good programme, which helps
meet demand for sustainable meetings
and events, and it was named 2025 Gold
Medal winner in Northstar’s Stella Awards
for Best Sustainability Initiative.
To reduce plastic waste, we extended
brand standards to eliminate plastic
water bottles from guestrooms, meetings
and events to further markets in EMEAA,
and introduced a new brand standard to
remove plastic bin liners from guestrooms
across the entire region. To reduce
food waste, we expanded collaboration
with food redistribution organisation
Xishi Magic Bag in Greater China, which
connects hotels with customers when
they have unsold surplus food.
Steps taken to reduce water usage included
launching a new water conservation
guidebook for hotels in the Americas
and EMEAA, which shares best practice
on driving efficiency across departments,
from heating to landscaping.

+	For more on people, communities and planet, see our Responsible Business chapter on pages 54 to 84.

40	IHG	Annual Report and Form 20-F 2025

Our key performance indicators (KPIs)

How we measure our progress

Our KPIs are carefully selected to allow us to monitor the delivery of our strategy and long-term success. They are organised around our strategy, which articulates our purpose, ambition and priorities (see page 30). KPIs are reviewed annually by senior management to ensure continued alignment, and are included in internal reporting and regularly monitored.
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

Link between KPIs and
Director remuneration
As we continue to focus on delivering
high-quality growth, Directors’ remuneration
for 2025 was directly related to key aspects
of our strategy. The following indicates which
KPIs have impacted Directors’ remuneration:
A
Annual Performance Plan
–70% was linked to operating
profit from reportable segments[a].
–15% was linked to strategic
focus on net system size growth
through openings.
–15% was linked to strategic
focus on future net system size
growth through signings.
LT
Long Term Incentive Plan
–20% was linked to relative
Total Shareholder Return.
–20% was linked to relative
net system size growth.
–20% was linked to absolute
cash flow generation.
–20% was linked to adjusted EPS[a].
–20% was linked to Carbon
and People[b].

+	For more information on Directors’ remuneration, see pages 138 to 161.

Link to our strategy Our four strategic priorities are core to our success and represented as follows:
	Relentless focus on growth	Brands guests and owners love	Leading commercial engine	Care for our people, communities and planet

System size

Signings
Total number of rooms
in the IHG system.
Increasing our rooms supply
provides significant advantages
of scale, including increasing the
value of our loyalty programme.
This measure is a key indicator
of achievement of our growth
agenda (see page 32).
2025
2024
2023
2022
2021

A	LT
Gross total number of rooms
added to the IHG pipeline.
Continued signings secure
the future growth of our system
and ongoing efficiencies of scale.
Signings indicate our ability
to deliver sustained growth
(see page 32).
2025
2024
2023
2022
2021

A

2025 status
–System size increased by 4.0% on
a reported basis. After adjusting for the
impact of removing 7,092 rooms previously
affiliated with The Venetian Resort Las Vegas,
our net system growth accelerated to
4.7%, with gross system growth of 6.6%
and a removals rate of 1.9%.
–Total rooms supply surpassed the one million
milestone, with 1,026,177 rooms open at
31 December 2025.
–During the year, signings totalled 102,054
rooms (694 hotels). This included 6,741 Ruby
rooms (36 hotels), of which 5,718 rooms
(30 hotels) were part of the initial agreement;
the first 2,952 Ruby rooms (17 hotels) joined
IHG’s system in the year. Overall signings
decreased by 3.9% year-on-year, reflecting the
inclusion in 2024 of 17,703 rooms (119 hotels)
as part of the NOVUM Hospitality agreement.
–Total pipeline of 339,526 rooms increased
by 4.4% year-on-year, with around half
under construction.
–Strengthened the Holiday Inn Brand Family
with 20,338 rooms opened and 37,809 rooms
signed, representing 35% of openings and
signings globally.
–voco signings of 10,563 rooms, with 124
properties open across more than 30 countries
since launch in 2018, and a further 108 hotels
in the pipeline.
–Continued momentum of our Luxury & Lifestyle
portfolio with 11,635 rooms opened and 18,635
rooms signed.
–Expansion of our newer brands with:
–Nine Atwell Suites open, including its debut in
Greater China, and 56 properties in the pipeline;
–Vignette Collection growing to 31 open and
45 pipeline hotels since its launch in 2022;
–11 avid hotels openings and 11 signings,
taking the estate to 87 hotels open with a
further 116 properties in the pipeline; and
–Further global rollout of Garner since
its launch in 2023 to 89 properties open,
representing year-on-year growth of
6,101 rooms to 8,501 rooms, and a further
77 properties in the pipeline.
2026 priorities
–Further expansion into our core markets
and targeted entry into new geographies
across all segments and regions to deliver
strong net system size growth.
–Accelerate growth of our newer brands
to increase market share and scale.
–Continue to strengthen our Luxury &
Lifestyle offer and capabilities, including
branded residences and resorts.
–Strengthen Premium offer through the
international expansion of Ruby and
the launch of Noted Collection.
a.Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance.
Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 107 to 112, and reconciliations to IFRS figures, where they have been adjusted, are on pages 250 to 256.
b.People targets subsequently removed. Further explanation can be found in the Directors’ Remuneration Report on pages 138 to 161.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	41

Global RevPAR growth

Growth in underlying fee revenues[a]
Revenue per available room:
rooms revenue divided by the
number of available rooms.
RevPAR growth indicates the
increased value guests ascribe
to our brands in the markets in
which we operate and is a key
measure widely used in our
industry (see page 20). Definition
of this key performance measure
can be found on page 107.
  2025    1.5%
  2024    3.0%
2023
2022
2021

Revenue from reportable
2025
2024
2023
2022
segments excluding revenue
from insurance activities, revenue
from owned & leased hotels,
significant liquidated damages
and current year acquisitions,
stated at constant currency.
Underlying fee revenue growth
demonstrates the continued
attractiveness to owners and
guests of IHG’s franchised and
managed business (see page 25).

Total gross revenue from hotels in IHG’s system

Enterprise contribution to revenue
Total rooms revenue from
franchised hotels and total
hotel revenue from managed,
exclusive partner and owned
& leased hotels. Other than
for owned & leased hotels, it is
not revenue wholly attributable
to IHG, as it is mainly derived from
hotels owned by third parties.
The growth in gross revenue
from IHG’s system illustrates the
value of our overall system to our
owners (see page 25). Definition
of this key performance measure
can be found on page 107.
2025
2024
2023
2022
2021

The percentage of room revenue
2025
2024
2023
2022
2021
booked through IHG-managed
channels and sources: direct via
our websites, apps and call centres;
through our interfaces with Global
Distribution Systems (GDS) and
agreements with Online Travel
Agencies (OTAs); other distribution
partners directly connected
to our reservation system; and
Global Sales Office business
or IHG One Reward members
that book directly at a hotel.
Enterprise contribution is one
indicator of IHG value-add and
the success of our technology
platforms, and our marketing,
sales and loyalty distribution
channels (see page 36).

2025 status
–RevPAR growth of 1.5% in 2025 was driven
by both average daily rate and occupancy,
as Business and Groups demand increased,
with Leisure flat year-on-year.
–Grew underlying fee revenuea by 6.2%,
driven by a combination of RevPAR growth,
the further broadening of our global estate
and the expansion of ancillary fee streams.
–Total gross revenue increased by 5.3% to
$35.2bn, as we continued to strengthen
owner returns and enhance the guest
experience by investing in our enterprise:
–maximising guest choice and driving
incremental value for owners from the
continued rollout in the up-sell of unique
room attributes through our industry-
leading Guest Reservation System;
–delivered our new cloud-based Revenue
Management System (RMS), completing the
roll-out across our global estate of 6,800
eligible hotels, which utilises leading data
science, machine learning and forecasting
tools to provide advanced insights and
recommendations to owners; and
–continued roll-out of next-generation
PMS, a cloud-based, above-property
platform, enabling deployment of efficient
enhancements, including streamlined
front desk processes.
–Improved overall enterprise contribution by
2%pts year-on-year, with IHG’s direct digital
booking channels accounting for over
26% of total room revenue.
–Further development in our mobile app
and AI-backed digital chatbot technology,
resulting in growth in direct mobile and
digital bookings.
–Boosted loyalty and brand awareness,
with over 160 million IHG One Rewards
members, and enrolments up +25% year-
on-year, demonstrating strong member
engagement and driving owner returns.
2026 priorities
–Drive hotel performance through the
RMS with evolved revenue services.
–Continue to grow the co-brand credit
cards programme in the US, and
launch in international markets.
–Further leverage data analysis to
drive performance, create insights
and power AI opportunities.
–Continued scale and investment
in IHG One Rewards to further
grow and deepen engagement of
loyalty members through continued
enhancements in guest benefits
and personalisation.
–Expand procurement solutions to
drive development and operating
cost efficiencies that generate
greater owner value.
a.Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance.
Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 107 to 112, and reconciliations to IFRS figures, where they have been adjusted, are on pages 250 to 256.
b.The 2021 growth figure is excluded from the comparison as the 2020 figure was not re-presented following the adoption of IFRS 17 ‘Insurance
Contracts’ in 2023.

42	IHG	Annual Report and Form 20-F 2025

Our key performance indicators (KPIs) continued

Fee margin[a]

Adjusted earnings per share[a]
Operating profit as a percentage
of revenue, excluding System
Fund, reimbursement of costs,
revenue and operating profit from
owned & leased hotels, significant
liquidated damages, insurance
activities and exceptional items.
Our fee margin indicates the
profitability of our fee revenue
and the benefit of our asset-light
business model (see page 24).
2025
2024
2023
2022
2021

Adjusted earnings per share takes
2025
2024
2023
2022
2021
the profit available for equity
holders used in the calculation
of basic earnings per share and
adjusts this to exclude certain
items in order to provide a value
that is consistent with how
management monitors the
business (see page 109).
This measure reflects shareholder
value creation, including that
through capital allocation, such
as the effect of increasing the
measure by reducing the number
of shares through buybacks.

LT
It has become an increasingly
important measure as part of
IHG’s ongoing return of surplus
capital to shareholders, and is
already a defined performance
measure within the LTIP.

2025 status
–Fee margin increased by 3.6%pts to 64.8%, driven by growth
in our system, RevPAR and ancillary fee streams, combined
with continued cost efficiencies.
–Around 2.3%pts was driven by operational leverage, including the benefits from our global efficiency programme, and a further
1.3%pts was due to incremental fees from the US co-brand
credit card agreements and from the sale of certain loyalty
points (together with certain other ancillary revenues).
2026 priorities
–Continued focus on cost and efficiency.
–Utilise technology applications and process enhancements
to achieve operational efficiencies.
–Further reinvestment to drive growth and expand margin
over the long term.

2025 status
–Adjusted earnings per share grew by 15.9%, driven by 11.0%
growth in adjusted earnings reflecting revenue and system growth, fee margin expansion through efficiency and cost control,
together with the cumulative impact of share buybacks lowering the weighted average share count by 4.2%.
2026 priorities
–Drive continued adjusted EPS growth through maximising
system and revenue growth, sustainable fee margin expansion, disciplined cash conversion, and a new $950m share buyback
programme, supporting the growth algorithm while investing
in future growth of the business.

Adjusted free cash flow[a]

Employee engagement survey scores
Cash flow from operating activities
excluding payments of deferred or
contingent purchase consideration,
recyclable contract acquisition
costs, cash flows relating to
exceptional items, interest receipts
related to owner loans and lease
incentives, less purchase of
shares by employee share trusts,
gross maintenance capital
expenditure, and lease payments,
and including finance lease income
relating to sub-leases, and any
payments or repayments related
to investments supporting the
Group’s insurance activities.
2025
2024
2023
2022
2021

LT
Adjusted free cash flowa provides
funds to invest in the business,
sustainably grow the dividend and
return any surplus to shareholders
(see page 26). It is a key component
in measuring the ongoing viability
of our business (see page 113).
Colleague HeartBeat survey,
2025
2024
2023
2022
2021
completed by IHG colleagues
employed in corporate and
reservations offices and owned
& leased or managed hotels.
We measure employee
engagement to monitor risks
relating to talent (see page 50)
and to help us understand the
issues that are relevant to our
people as we build an inclusive
culture (see page 39).

2025 status
–Adjusted free cash flow increased by $238m to $893m
due to growth in operating profit from reportable segments[a], an improvement in the System Fund and reimbursable result,
a reduction in contract acquisition costs and lower tax payments, partially offset by higher interest payments.
2026 priorities
–Continue to deliver strong conversion of adjusted earnings[a]
into adjusted free cash flow.
–Timely management of capital deployment in line with
business priorities.

2025 status
–Our score of 87% in 2025 is 10%pts higher than the external top quartile benchmark.
–We consistently achieved high engagement scores across our
Hotel and Corporate populations, demonstrating our ongoing
commitments to global colleague development and retention.
2026 priorities
–Further strengthen leadership capability to embed our
high performance culture and drive colleague engagement.
–Enhance our people technology and expand AI use to help
colleagues and leaders make faster, better informed decisions.
–Expand and embed our HR service model to provide more
consistent and effective support for hotel and corporate teams.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	43

Guest Love

Greenhouse gas emissions[b]
IHG’s guest satisfaction
measurement indicator.
Guest satisfaction is fundamental
to our continued success and
is a key measure to monitor our
ability to deliver an experience
that meets and exceeds guests’
expectations (see page 34
for details).
2025
2024
2023
2022
2021

Total market-based greenhouse
2025
2024
2019
gas (GHG) emissions (measured
in tonnes of CO2e) across our
corporate offices, franchised
estate, managed and owned
& leased hotels. For further
details on our carbon footprint
methodology, please refer
to pages 82 to 83.

2025 status
–Guest satisfaction of 82.3% continued to improve, reflecting increases in quality and investment in the guest experience.
–Externally measured Guest Satisfaction Index (GSI) achieved scores over 100 in all three regions, showing we are outperforming our peers as we focus on guest experience improvements.
–Continued plans to ensure a consistent high-quality experience for each of our brands, including improvements in food and
beverage, hotel condition and service.
2026 priorities
–Improve the guest experience and elevate brand performance
by prioritising quality and experience across areas such as
loyalty recognition, groups and meetings, digital engagement, service and public spaces.
–Continued focus on data-driven insights, targeted improvement plans, cross-team collaboration, and ongoing renovations to
increase the number of high-performing properties within
the portfolio.
–Utilise GenAI to deliver actionable guest insights that drive strategic decision-making and property-level solutions to enhance the
brand and hotel experience.

2025 status
–Our ongoing commitment to energy reduction and decarbonisation has delivered a 10.2% reduction in energy per available room and an 11.0% reduction in carbon emissions per available room in 2025 compared with 2019.
–Last year, we reported that we were off track to meet our 2030 target
(46% reduction in greenhouse gas emissions by 2030), and this continues to be the case in 2025 due to the continued lack of a clean energy infrastructure in many of our markets, alongside the successful opening of more hotels globally. This means total carbon emissions are up 7.7% since 2019.
–We remain dedicated to the actions we are taking to assist hotel owners in reducing carbon emissions, and while our programmes will require time to scale, the actions we are taking today will improve operational efficiency of IHG hotels and prepare us
for accelerated decarbonisation once market factors are
more favourable.
2026 priorities
–Continue implementing our decarbonisation roadmap focusing
on energy efficiency measures in hotels, transitioning to renewable energy and developing new-build hotels operating with very low or zero carbon emissions.
–We are re-evaluating our targets, taking into account the evolving sustainability landscape, including updates to carbon accounting and target validation criteria and focusing on what IHG is able to control and influence.

a.Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance.
Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 107 to 112, and reconciliations to IFRS figures, where they have been adjusted, are on pages 250 to 256.
b.See pages 82 to 83 for detailed energy and carbon data. Figures are restated annually (see page 83 for our data methodology). Given 2025 revisions, performance trends should be assessed using only the restated figures in this report. GHG emissions are presented for 2019, 2024 and 2025 only to show progress against target and year‑on‑year change. Data for 2020–2023 has been removed for simplicity.

44	IHG	Annual Report and Form 20-F 2025

Our stakeholders
By engaging closely with our internal and external stakeholders, we build strong, trusted relationships that support resilient growth, foster collaboration and innovation, and underpin the long-term success and sustainability of IHG.

Shareholders and investors
Our ability to maintain strong relationships with shareholders and institutional investors is fundamental to our ability to access capital markets and ensure IHG’s long-term success.
What impacted them in 2025
–The impact of geopolitical unrest on the
hospitality sector in certain regions, which
could affect IHG’s trading performance
and financial results or influence its
capital allocation policy.
–Executive remuneration policies, including
the potential use of discretion, alignment
with workforce pay and talent retention.
–Environmental concerns and wider
sustainability issues.
Engagement
–Regular investor meetings and participation at
investor conferences by Executive Directors,
senior leadership and the Investor Relations
team.
–Extensive consultations between the
Chair of the Remuneration Committee,
the Chair and institutional investors
and proxy vote advisers.
Outcomes
–Continued investor confidence in
IHG’s performance, long-term viability
and leadership, as demonstrated through
feedback received and across AGM results.
–Enhanced understanding of shareholder
and investor focus areas, including in relation
to strategy, remuneration policy and
environmental, social and governance matters.
–Continued investor confidence in
the composition of IHG’s Board and
Executive Committee.

+
See a description of our dividend policy on page 27, our KPIs on pages 40 to 43, key matters discussed by the Board on pages 124 and 125 and engagement with shareholders relating to Executive Director remuneration on pages 138 to 139 and 142.

+	Visit ihg.plc/investors for more information.

Guests
Our ability to offer a wide selection of brands with high-quality stay experiences, great value and loyalty rewards is key to attracting and building trust with IHG’s guests, while continuing to drive commercial performance and revenue.
What impacted them in 2025
–Increased demand for travel and access to a
broader range of locations and experiences.
–Continued desire to book and stay seamlessly.
–Rising cost of living.
–Increased competition among brands to
capture travel demand and brand loyalty.
–Interest in the social and sustainability
profiles of companies.
Engagement
–Major partnerships to enable IHG One Rewards
members to redeem points in exchange for
unique experiences.
–Continued improvement of next-generation
mobile app.
–Guest satisfaction surveys.
–New public space and guest room designs.
Outcomes
–Expanded brand portfolio providing
more choice for guests and more
ways for owners to grow with us.
–Increased choice in growth markets,
including Greater China, India,
Saudi Arabia, Japan and Germany.
–Strengthened IHG One Rewards
programme, providing more ways
to earn and redeem points.
–Increased impact of global partnership
with Action Against Hunger and continued
focus on hotel sustainability practices.

+	See our Guest Love KPI on page 43 and how the Board had regard for guests as part of its consideration of strategic and operational matters on pages 124 to 125.

Hotel owners
IHG’s success relies on hotel owners investing in our brands. To remain attractive, we focus on the breadth of our brand portfolio and the effectiveness of our IHG One Rewards loyalty programme and wider enterprise.
What impacted them in 2025
–High operating costs, including energy,
food and beverage.
–Labour shortages, supply chain challenges
and financial and operational constraints
caused by global macro-economic factors.
–Ability to capture and drive high levels
of demand for their hotels.
–Rollout of new technology to drive
efficiency and revenue.
Engagement
–Direct meetings with CEO and Regional CEOs.
–IHG Owners Association collaboration.
–Portfolio and individual hotel reviews covering
operational, strategic and industry trend updates.
–Conferences, training, webinars, regular
newsletters and bulletins.
–Hotel lifecycle and finance team support.
–Collaboration with governments and industry
to support owners’ businesses and sector
more broadly.
Outcomes
–Launched and acquired new brands.
–Introduced existing brands to more
high-growth markets.
–Continued focus on IHG One Rewards
loyalty contribution.
–Continued incorporating energy conservation
measures into brand standards to reduce
utility bills.
–Introduced or enhanced technology systems
to support owners in managing their
properties, revenue and guest reservations.
–Expanded procurement services across
hotel lifecycle to drive savings.

+	See Brands Guest and Owners Love on pages 34 to 35.
–Next-generation formats for Holiday Inn
Express and Crowne Plaza brand evolution.

+	Visit owners.org for further information about the IHG Owners Association.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	45

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
What impacted them in 2025
–Continued economic uncertainty and cost-
of-living pressures; increased focus on total
rewards.
–Pressure for hotel and corporate talent,
with requirements for flexible roles,
skills and new capabilities.
–Increased use of AI technologies with
new capabilities required.
–Colleague experience in career development
flexibility, voice and increasing people
leader expectations.
Engagement
–Continued our ‘employee voice’
listening interventions and strengthened
our Employer Brand.
–Activated changes to our performance
and reward approach through our
high-performance culture.
–Built clear expectations and tools
for our people leaders to embed our
high-performance culture.
–Anchored our growth behaviours
through introduction of a global feedback
campaign to grow capability.
Outcomes
–In 2025, we maintained our global
employee engagement score of 87%.
–Reshaped our LTIP and bonus structures
to align to our high-performance culture.
–Launched our IHG One Pass employee
benefits, expanding access to improve
attraction and retention of hotel talent.
–Built strong General Manager pipelines
through our ‘Journey To’ capability
programmes.

+
See our employee engagement KPI on page 42, how the Board had regard for people in Board and remuneration decisions on pages 139,
145 and 163. Voice of the Employee disclosure on page 135, and our statement on employee engagement on page 261.

Communities
Our responsible business approach and the commitments we have made to create a better and more sustainable future through our Journey to Tomorrow programme actively involve and support the communities in which we operate.
What impacted them in 2025
–Cost-of-living pressures and rising levels
of food insecurity, influenced by ongoing
geopolitical tensions.
–Access to business skills development
and local employment opportunities.
–The impact of environmental challenges
across many of the communities where
we operate.
–Natural disasters, including hurricanes in
the US and typhoons in South East Asia.
Engagement
–Partner with specialist organisations – from
Action Against Hunger on food insecurity,
to disaster relief experts CARE International
and The International Federation of Red
Cross and Red Crescent Societies.
–Work with local education providers and
community organisations to offer skills
building and training opportunities.
–Run our annual Giving for Good month:
offering volunteering and community
activities for colleagues.
–Collaboration on human rights, including
launching new training on preventing human
trafficking developed with industry peers.
Outcomes
–10.2 million lives improved since 2021
through our collective action and work
with charity partners.
–Teamed up with charities to provide skills
training and job opportunities through
IHG Academy.
–Colleagues worked with over 700 charities
across events spanning 88 countries.
–Responded to 22 natural disasters
around the world.

+	See the Responsible Business Committee Report on pages 134 and 135.

+	Visit ihgplc.com/responsible-business for further information on our community commitments.

Suppliers
Responsible supplier relationships are vital for IHG in driving efficiency and effectiveness throughout our supply chains.
What impacted them in 2025
–Ongoing uncertainty and disruption in
supply chains.
–Increased focus on sustainability and integrity
within supply chains.
–Increased consumer desire for sustainable
goods and services.
Engagement
–Delivered a targeted carbon management
webinar, supporting selected suppliers
to further develop their decarbonisation
strategies.
–In collaboration with Sedex, progressed
our supplier audit approach by introducing
targeted self-assessment questions for
shortlisted hotel suppliers.
–Introduced a supplier financial health
outreach programme to enhance
visibility of supplier resilience, focusing
on critical suppliers.
Outcomes
–Identified alternative solutions with
suppliers where supply was impacted
across our corporate and hotel estate.
–Remained agile by adjusting our approach
to goods and services sourced from
affected regions.
–Increased collaboration opportunities
with sustainable suppliers and for
sustainable goods in alignment with
our Journey to Tomorrow ambitions.
–Increased visibility and engagement with
critical suppliers to strengthen supply chain
resilience and sustainability performance.

+
Further information about how the Board considered supply chain and procurement is on page 57, and our business relationships, including our statement of business relationships with suppliers, customers and others, is on page 262.

+	Visit ihgplc.com/responsible-business for further information about our approach to responsible procurement.

46	IHG	Annual Report and Form 20-F 2025

Our approach to risk and resilience
Delivering IHG’s strategic objectives requires balancing growth opportunities with resilience and agility. Our risk management framework underpins this balance, ensuring decisions are informed, controls are robust and emerging risks anticipated.

How we define and review our risk appetite and risk tolerance
Key accountabilities and activities
The Board, supported by the Audit Committee, Executive
Committee and delegated committees, is accountable for:
–maintaining a robust framework of effective controls
that enable risks to be managed;
–ongoing consideration of emerging and evolving
uncertainties across a wide range of topics and
timeframes;
–reviewing the overall levels of risk within the business,
our resilience to individual and aggregated uncertainties
and implications for strategic decision-making;
–evaluating our risk appetite and tolerance as part of
setting strategy, and cascading expectations through:
–our values and behaviours, reinforcing a risk
aware culture;
–our Code of Conduct, delegations of authority
and other key global policies;
–our goals and targets;
–frequent leadership communications to guide
decisions and set priorities; and
–reviewing policies, initiatives and learnings to determine
if they have operated within acceptable risk tolerances
where priorities have shifted or additional actions were
required to continuously enhance our future resilience.
Key milestones and outcomes
–Executive Committee and Board strategy meetings,
considering the level of risk we are willing to take
across our strategic priorities.
–Refining and communicating our bold ambitions
through our strategic priorities and associated
growth behaviours.
–Periodic review of key global policies, including
the Delegation of Authority.
–Dedicated Executive Sub-Committee to review
our risk financing and insurance strategy.
–Annual mandatory Code of Conduct training
to all colleagues.

How we identify, discuss and escalate risks, including emerging factors
Key accountabilities and activities
Management teams across IHG are aware of the
challenges our current industry context creates. Risks
are identified, discussed and escalated through a variety
of steps across our decision-making calendar, including
specific interventions facilitated by our global Risk and
Assurance team. In 2025, these have included:
–portfolio risk reviews with the full Executive Committee;
–deep-dive discussions of each principal risk with
nominated Executive Committee sponsors;
–regional and functional leadership risk conversations
on risk prioritisation and preparedness to inform
strategic planning and investment decisions across
their area of the business;
–ongoing engagement with first-line teams with
day-to-day responsibilities for identifying and managing
risk within key decisions, programmes and transactions,
and escalating where appropriate; and
–targeted discussions of identified emerging topics,
including generative AI, supply chain resilience, and
social and ethical expectations factors, with external
insight where valuable. We think about emerging
risks as:
–new risks, or existing risks in a new context,
when the nature and value of the impact are
not yet known or understood; and
–factors with an increasing impact and probability
over a longer time horizon.
Key milestones and outcomes
–Risk and Assurance team partnered with the Strategy
team to guide regional and functional leadership
teams in reviewing their risk profiles as part of
2026 strategic planning and investment requests.
–Refreshed risk profiles for each principal risk,
considering trend indicators and key controls,
reviewed with Executive Committee sponsors.
–Mid- and full-year Executive Committee principal
risk review, reported to the Board.
This section should be read together with the 2025 Board focus areas and activities and its delegated committees, and:

+	Pages 123 to 137 for 2025 focus activities and its delegated committees.

+	Pages 30 to 39 for Our Strategy.

+	Pages 22 and 23 for more detailed discussion of trends impacting our industry.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	47

How we integrate our risk management and internal control framework components within our business processes
Key accountabilities and activities
–Managing risk isn’t one dimensional and management
teams across IHG apply many levers and routines
to anticipate, address and respond to uncertainty
as they drive to achieve business objectives.
–To align across the many different operational
and functional teams, the Risk and Assurance team
describe our risk management and internal control
framework using a deliberately simple structure
that can be applied to any principal risk area.

Culture and leadership Leadership/ accountability Policy/standards Targets/incentives Communication/ training	Processes and controls Risk assessments for key topics Specific process/ control routines Specific measurement activities	Monitoring and reporting Indicators/ dashboards Internal/external reporting
–Elements of the framework are subject to ongoing
review and adjustment by management teams,
supported by subject matter experts including
consideration of how AI can be integrated.
–The Audit Committee reviews the ongoing effectiveness
of the risk management and internal control framework.
Key milestones and outcomes
–Review of key controls for each principal risk
with relevant Executive Committee sponsors.
–Consideration of confidence in the effectiveness
of our controls and resilience to risk with each of the
Executive Committee member’s leadership team.

The following pages describe examples of our key controls, and we will be reviewing the effectiveness of the most important controls in 2026.

How the Board obtains assurance in our risk management and resilience
Key accountabilities and activities
–Our governance arrangements enable the Board
and its delegated committees to receive insight
and conclude on the appropriateness of our risk
management and overall resilience during the year.
These include:
–risk and control considerations within presentations
from executive leadership on strategic delivery
and major programmes and technology initiatives,
including adoption of AI capabilities;
–updates on matters potentially impacting our
overall resilience, including our increased reliance
on third-party suppliers, and our crisis management
and business continuity frameworks;
–briefings on specific risk and control topics from
key second-line teams, such as information security,
privacy, ethics and compliance, financial governance,
operational safety and security, loyalty and System
Fund controls;
–review of our Group insurance arrangements,
including cyber;
–independent third-line internal audit reporting
on specific reviews, thematic observations on the
effectiveness of the risk management and internal
control framework, and trends from confidential
disclosure channel reporting and investigations; and
–updates from Risk and Assurance and the external
auditors to the Audit Committee in relation to
corporate governance developments.
For further information on how the Board and senior
management obtain assurance in our risk management
and resilience, see pages 123 to 137, which detail the
2025 focus areas and activities for the Board and its
delegated committees.
Key milestones and outcomes
–The Board concludes on the effectiveness of IHG’s
risk management and internal control framework.
–Annual assessment of Global Internal Audit.
–

+	Our Risk Factors on pages 264 to 271.

+
Further detail on formal risk appetite and tolerance is provided in this report. For example, our appetite for financial risk is described in note 23 to the Group Financial Statements on pages 220 to 224.

48	IHG	Annual Report and Form 20-F 2025

Our principal risks and uncertainties
Like many companies, we continue to face a dynamic environment, which includes multiple factors from outside IHG and other inherent execution risks relating to our own initiatives which have the potential to affect the level of uncertainty in relation to our principal risks.
Each of our principal risks often present
opportunity and threat at the same time.
We consider all risks to be material in
absolute terms with further detail of how
they have developed in 2025 shown on
the following pages.
Executive management monitors
indicators of changes in trends for key
uncertainties we face. These are shown
for each risk below. We also discuss
our existing levels of preparedness
and whether we need to evolve
our risk management and internal
control response, refresh our resilience
plans to anticipate threats or position
ourselves to exploit opportunities.

Existing and emerging realities for 2026–2028…	Refreshed principal risks for 2026–2028.
–Government policy pivots
(tariffs, labour, tax).
–Escalating or spiking geopolitical tensions.
–Market or financial turbulence (including
cost of capital, supplier financial stress).
–Evolving cyber-attack methods.
–Variability and uncertainty in regulatory
enforcement.
–Litigation and regulatory complaints
by pressure and special interest groups.
–Social trends and attitudes – including
expectations on franchisors.
–Embedding of high performance
culture across IHG teams.
	Refreshed principal risks – 2026–2028	Executive risk sponsor	Trend
	Guest preferences for, or loyalty to, IHG-branded hotel experiences and channels	–Global Chief Commercial and Marketing Officer
	Owner preferences for, or ability to invest in, our brands	–Global Chief Commercial and Marketing Officer –Regional CEOs
	Talent and capability attraction or retention	–Chief Human Resources Officer
	Data and information usage, storage, security and transfer	–Global Chief Product and Technology Officer –Global Chief Commercial and Marketing Officer –Executive Vice President General Counsel and Company Secretary
	Ethical and social expectations	–Executive Vice President General Counsel and Company Secretary –Executive Vice President Global Corporate Affairs –Chief Human Resources Officer –Chief Financial Officer

	Legal, regulatory and contractual complexity or litigation exposures	–Executive Vice President General Counsel and Company Secretary
	Supply chain efficiency and resilience (including corporate and hotel products and services)	–Chief Financial Officer –Chief Product and Technology Officer –Executive Vice President General Counsel and Company Secretary
	Operational resilience to incidents or disruption or control breakdown (including geopolitical, safety and security, cybersecurity, fraud and health-related)	–Executive Vice President General Counsel and Company Secretary –Chief Financial Officer –Chief Product and Technology Officer –Regional CEOs
	Our ability to deliver technological or digital performance or innovation (at scale, speed, etc.)	–Chief Product and Technology Officer –Global Chief Commercial and Marketing Officer
	The impact of climate-related physical and transition risks	–Chief Financial Officer –Executive Vice President Global Corporate Affairs –Executive Vice President General Counsel and Company Secretary
We do not treat artificial intelligence
as a standalone principal risk as we
consider AI‑related scenarios, including
those affecting distribution, loyalty,
data usage and regulatory compliance,
within many of the principal risks
described in this section.
Link to our strategy
Our four strategic priorities are core
to our success and represented
as follows; we consider all principal
risks to be interconnected with, and
influential to, the successful delivery
of all our strategic pillars.

Relentless focus on growth

Brands guests and owners love

Leading commercial engine

Care for our people, communities and planet

+	For more on our strategy, see pages 30 to 39.

Key to trend indicators
Increasing (from previous year)	Stable (from previous year)	Decreasing (from previous year)

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	49

Guest preferences for, or loyalty to, IHG- branded hotel experiences and channels

Why this uncertainty is important to the achievement
of our strategic objectives over the next 1–3 years
Our growth ambitions rely on targeted investment in brand building, loyalty, partnerships and digital platforms, supported by timely insight into evolving guest experiences. Preference and trust in our brands depend on our ability to deliver the fundamentals consistently while meeting rising expectations for personalisation and seamless, cross-channel experiences.
These expectations sit alongside enduring priorities, such as safety and sustainability and scrutiny of environmental impact. As we strengthen our masterbrand, expand new brands and enhance our digital and loyalty propositions, we are making strategic choices that require us to move at pace in areas shaped by changing consumer behaviour.
Failure to manage this uncertainty effectively could erode competitive positioning, slow delivery against our growth agenda and weaken preference among guests and owners.

Example factors discussed with management
to monitor trending
–Future consumer travel preferences and megatrends.
–Loyalty proposition, competitiveness and ability to deliver change
(including at property level through our business model).
–Brand positioning relative to competitors, as measured by social reviews and guest preference indices.
–Brand awareness and health, including for our masterbrand
and loyalty programmes.
Key controls that support our response to this uncertainty
Culture and leadership:
–Brand strategies and standards to define consistent guest experiences.
–Defined accountabilities for individual brands and brand segmentations, including IHG masterbrand and loyalty.
–Targets for brand and loyalty performance guided by a multi-year roadmap.
–Brand, service and loyalty colleague training and educational resources.
Processes and controls:
–Governance processes for the introduction of brand standards, new campaigns and marketing launches, loyalty, technology,
and hotel projects.
–Ongoing initiatives to automate benefit delivery and improve consistency.
Monitoring and reporting:
–Measurement of guest experience through social reviews,
guest surveys and hotel quality evaluations.
–Executive reporting on key guest-facing metrics.
Examples of how the Board obtained assurance
on our risk management and resilience during 2025
–Reviews of brand category and masterbrand awareness,
loyalty strategies and responsible business strategies.
–Review of competitor activity analysis.
–Updates on readiness for artificial intelligence-enabled guest experience tools.
–Internal Audit assurance over guest delivery governance processes.

Owner preferences for, or ability to invest in, our brands

Why this uncertainty is important to the achievement
of our strategic objectives over the next 1–3 years
Our ability to grow depends on owners seeing clear, enduring value in investing in our brands at a time of economic pressure, inflation and elevated expectations for returns. Confidence in the combined strength of our brands, technology and loyalty platforms influences signings, estate quality and the attractiveness of long-term partnerships.
As we refine service delivery models and advance growth avenues, such as branded residences, we are making choices that involve shifting perceptions of value and support. These changes require careful signalling and execution to maintain advocacy.
Failure to manage these dynamics could reduce owner appetite, affect pipeline momentum and weaken our competitive standing.

Example factors discussed with management
to monitor trending
–Owners’ financial capacity and investment appetite.
–Confidence in IHG’s platforms and technology integrations.
–Estate health indicators (length of ownership, Guest Love scores, social media rankings).
–Feedback from owner relationships and advocacy forums.
–Market trends in loyalty and technology propositions.
Key controls that support our response to this uncertainty
Culture and leadership:
–Clear priorities for brand, loyalty, and technology strategies.
–Governance structures and leadership responsibilities to monitor owner returns and support owner finance.
–Colleague training on drivers of loyalty and owner returns.
Processes and controls:
–Initiatives to reduce opening and operating costs and improve efficiency.
–Controls for technology rollouts, including pre-launch testing.
–Compliance processes such as Guest Love and quality.
Monitoring and reporting:
–Regular tracking of cost to build, open and operate hotels.
–Key Executive Committee metrics on Growth and Enterprise,
and Loyalty contribution.
–Measurement of ongoing performance and strategy delivery.
Examples of how the Board obtained assurance
on our risk management and resilience during 2025
–Market updates from regional CEOs on owner sentiment
and financial capacity.
–Reviews of new brand launches, partnership and owner-facing technology.
–Updates on loyalty programme changes and procurement strategies.
–Update on energy, water and waste initiatives.
–Oversight of branded residence initiatives and service model transitions.
–Internal Audit reviews of capital expenditure and partnership practices.

+	For further information on why hotel owners choose to work with IHG see page 29.

50	IHG	Annual Report and Form 20-F 2025

Our principal risks and uncertainties continued

Talent and capability attraction, retention and development

Why this uncertainty is important to the achievement
of our strategic objectives over the next 1–3 years
Delivering our strategic ambitions depends on our ability to attract, develop and retain high-quality talent across our hotels, reservations offices and corporate functions. Labour market conditions and evolving policy developments in key markets such as the US, China and India influence talent availability and the pace at which we can build skills and capabilities.
Our ability to sustain attraction, engagement and retention while navigating the introduction of automation and AI and addressing increasing costs will require continued organisational resilience.
Continued people-cost pressures heighten the challenge for hotels and owners to attract and retain talent.
Where talent-related responsibilities sit with hotel owners, outcomes are dependent on the effectiveness of their practices as well as our own.
Failure to respond effectively could impair hotel operations, weaken leadership and capability pipelines, and increase exposure to non‑compliance or litigation.

Example factors discussed with management
to monitor trending
–The competitiveness and attractiveness of our recruitment, learning and talent development offer within the hospitality market as well as alternative industries.
–The health of our internal talent and succession pipeline and development pathways, including the impact of expectations
of productivity, agility, and performance.
–Key talent engagement and turnover.
–External macro factors, including evolving expectations on inclusion in the workplace, labour practices, operational practices, remuneration structures, and potential for political and regulatory volatility.
Key controls that support our response to this uncertainty
Culture and leadership:
–Employer brand strategies and policies.
–Defined accountabilities and steering structures for key talent leadership topics, including leadership boards and employee
resource groups.
–Short- and long-term incentive programmes, incorporating
specific incentives for key teams and colleague travel benefits.
–Training and education resources on people leadership and
management skills.
Processes and controls:
–Specific recruitment, hiring onboarding and offboarding processes.
–Compensation and benefits benchmarking, including executive remuneration, competitive offering aligned with budgets and
payroll processes.
–Global annual talent and performance cadence, including talent forums and supporting technology.
Monitoring and reporting:
–Ongoing Executive Committee tracking of performance, culture and key people metrics.
Examples of how the Board obtained assurance
on our risk management and resilience during 2025
–Review of Executive Committee talent and succession pipeline.
–Review of remuneration and incentive strategies and policies.
–Review of Voice of the Employee feedback.
–Review of Journey to Tomorrow people targets.
–Internal Audit reviewed governance of employee engagement
metrics and colleague travel benefits.

+	For further information see Our People pages 62 to 67.

Data and information usage, storage, security and transfer

Why this uncertainty is important to the achievement
of our strategic objectives over the next 1–3 years
Data underpins our ability to drive revenue, enhance loyalty and support decision‑making. As we transition to cloud‑based and third‑party platforms, we face increasing dependency on external infrastructure, new governance demands and more complex
data flows across regions.
Global divergence in privacy, localisation and consent requirements, together with accelerating AI adoption, creates uncertainty and elevates the importance of data integrity and lifecycle management.
We are building new capabilities and expanding partnerships to support our strategy, which introduces additional points of exposure.
Failure to manage these dynamics could result in operational disruption, financial or reputational harm and reduced stakeholder trust in how we use and protect high‑value information assets.

Example factors discussed with management
to monitor trending
–Expectations for personalisation, commercialisation and monetisation of data in support of commercial performance.
–Data infrastructure complexity, including relationships with third-party cloud providers, loyalty/customer platforms and hotel systems.
–Cybersecurity threats and trends, including agile threat actors and fraudsters, and growing use of AI tools to perpetrate attacks.
–Developments in regulatory complexity and enforcement, including privacy laws and growing expectations for data integrity.
Key controls that support our response to this uncertainty
Culture and leadership:
–Information governance operating framework.
–Policies for information security and personal data handling, including emerging requirements related to AI and cloud-based platforms.
–Colleague awareness campaigns on phishing, data integrity,
and general security education and testing.
–Centralised expertise for information security, privacy and governance.
Processes and controls:
–Privacy and information security risk assessments and horizon scanning, including third-party dependencies.
–IHG privacy framework, including privacy impact assessment process.
–Third-party risk management and threat management programme, including due diligence for key vendors.
–Data tagging and classification processes.
Monitoring and reporting:
–Sarbanes-Oxley Act 2002 (SOX) compliance testing of key data controls.
–Management monitoring of information security issues and privacy programme development.
–Independent assessments of key controls for payment cardholder data and international money and security transfers.
Examples of how the Board obtained assurance
on our risk management and resilience during 2025
–Presentations on guest and hotel technology strategy, cyber risks and infrastructure evolution.
–Review of data privacy programme.
–Updates on cyber insurance renewal strategy.
–External cybersecurity assessments on emerging AI-related cyber risks.
–Audit Committee discussion of AI deployment plans and associated control considerations.
–The Internal Audit plan included several independent reviews of processes for verifying and validating key metrics, and
programme and configuration governance.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	51

Ethical and social expectations

Why this uncertainty is important to the achievement
of our strategic objectives over the next 1–3 years
Operating in more than 100 countries exposes us to rapidly
shifting expectations about ethical and responsible business conduct. Scrutiny of corporate values and social positions is intensifying, with local dynamics varying across markets
and brand segments.
As a franchisor operating across a varied estate, we must balance influence and accountability while continuing to advance
our inclusion and responsible business commitments. Entering new markets, evolving brand propositions and responding to
social flashpoints require judgement and adaptability.
Misalignment with stakeholder expectations – or a failure to respond to emerging issues – could undermine trust, constrain growth and create reputational exposure.

Example factors discussed with management
to monitor trending
–Interest in our ethical and social performance from the media and investors.
–External stakeholder expectations for IHG to manage and drive ethical and responsible business through our supply chains and across our wider business, including our franchised properties.
–Industry benchmarking, noting the challenging operating environment in many markets to build brands while also considering stakeholder responsibilities.
–Corporate account interest in travel and hospitality ethical and social performance.
–Colleague perceptions of our performance.
Key controls that support our response to this uncertainty
Culture and leadership:
–IHG Code of Conduct supported by individual policies and brand standards on ethical and social topics.
–Formal IHG position statements including Modern Slavery Statement and Approach to Tax.
–Defined accountabilities for key responsible business topic steering and oversight.
–Journey to Tomorrow goals, community strategy, partnerships, and engagement in cross-industry groups.
–Mandatory and support training on responsible business topics.
Processes and controls:
–Periodic risk assessments (anti-bribery, human rights, new country entry).
–Owner and supplier due diligence processes.
–Responsible labour requirements for hotels.
Monitoring and reporting:
–Executive tracking of human rights performance, responsible procurement metrics and confidential disclosure channel
reporting trends.
–Tracking of Code of Conduct training levels for key leaders.
–Tracking of supplier code acceptance and monitoring of adverse supplier practices.
Examples of how the Board obtained assurance
on our risk management and resilience during 2025
–Review of Code of Conduct.
–Updates on strategies for ethics and compliance, community
partnerships, human rights and responsible procurement supported by external perspectives.
–The Internal Audit team maintained oversight of the confidential reporting hotline and supported independent investigations
where required.

+	For further information see our Being a responsible business pages 54 to 84.

Legal, regulatory and contractual complexity or litigation exposures

Why this uncertainty is important to the achievement
of our strategic objectives over the next 1–3 years
Our growth ambitions and digital transformation expose us
to a wide and evolving set of legal, regulatory and contractual requirements across multiple jurisdictions. Rapid legislative change, differing enforcement approaches, sanctions regimes
and the rise of litigation, including class actions and joint‑employer theories, require ongoing attention.
Our business model depends on complex owner and supplier
relationships, including partnerships with major technology providers.
These arrangements bring significant opportunity but also increase the importance of contractual clarity, governance discipline and compliance.
Failure to navigate these uncertainties could result in regulatory breaches, monetary or non‑monetary penalties, adverse litigation outcomes and reputational harm.

Example factors discussed with management
to monitor trending
–The scope and maturity of regulation, encompassing ongoing
legislative developments that impact our franchise relationships with hotel owners, our supplier interactions, our obligations to consumers and colleagues, and emerging requirements related
to generative AI.
–The frequency and severity of regulatory enforcement, which can vary considerably between territories, and which is subject to political influence. This includes ongoing use of sanctions and countermeasures as foreign policy tools.
–The rapid evolution of litigation and class action lawsuits, including the impact of external funding on both costs and claim volumes.
Key controls that support our response to this uncertainty
Culture and leadership:
–IHG Code of Conduct and Delegation of Authorities supported by individual policies on regulatory matters (anti-bribery, sanctions, anti-trust, etc.) and an overarching policy governance framework.
–Defined legal accountabilities and organisational structures for information governance, safety, privacy and regulatory compliance.
–Education and training resources for first-line colleagues, including hotel general managers, on key legal, regulatory, and contractual requirements.
Processes and controls:
–Risk assessments on specific regulatory matters.
–Specific control processes, including third-party due diligence, franchise disclosure, new country entry, sanctions monitoring,
HR procedures and entity management.
–Compliance programmes for safety, anti-bribery, anti-trust and privacy.
Monitoring and reporting:
–Executive-level reporting on operational safety and security, privacy, ethics and compliance, human rights trends and litigation matters.
–Corporate governance and regulatory developments updates.
Examples of how the Board obtained assurance
on our risk management and resilience during 2025
–Review of corporate governance, regulatory and corporate affairs developments (including external advice).
–Specific updates on regulatory topics including privacy, tax, fraud and litigation.
–The Internal Audit team assessed governance for compliance
with incoming regulatory changes.

52	IHG	Annual Report and Form 20-F 2025

Our principal risks and uncertainties continued

Supply chain efficiency and resilience (including corporate and hotel products and services)

Why this uncertainty is important to the achievement
of our strategic objectives over the next 1–3 years
Geopolitical fragmentation, regionalisation and shifts in trade policy increase uncertainty in sourcing, input costs and supply continuity.
Supporting owners navigating cost pressures and disruption is central to our competitiveness and the resilience of our global estate.
As we broaden our supplier base and integrate more
technology‑enabled and AI‑driven providers, including new
entrants to the market, we are expanding the range of capabilities we depend on. This requires clear accountability for performance, security and commercial outcomes.
Failure to adapt effectively could affect hotel openings and renovations, commercial channel performance, margins and overall reputation.

Example factors discussed with management
to monitor trending
–The complexity of our corporate supply chain (including partners we work with, marketing investments and outsourced services).
–External geopolitical, economic and environmental instability, including trade, labour and other government policies.
–Key supplier financial health and resilience, including exposures to conflict-affected geographies and the potential for disruption from technology and AI.
–Legislative, regulatory, and code changes, including demands for transparency and due diligence across global supply chains.
–The complexity and competitiveness of the hotel supply chain
(including partners we work with, market investments and outsourced services) with increasing regionalisation and deglobalisation trends.
Key controls that support our response to this uncertainty
Culture and leadership:
–Key policies and delegated authorities, supported by training resources, to structure how we engage with suppliers (for example, capital expenditure controls, policies for procurement, information security, supplier conduct).
–Dedicated cross-business forum to review supply chain risk
and control matters.
Processes and controls:
–Supplier financial risk ratings, due diligence assessments and certifications, and onboarding and offboarding processes.
–Regular validation of supplier security controls.
Monitoring and reporting:
–Tracking of service level agreements, regular meetings
and executive status updates for strategic suppliers.
Examples of how the Board obtained assurance
on our risk management and resilience during 2025
–Audit Committee oversight of emerging supply chain risks
and governance.
–Procurement considerations within market updates from regional CEOs.
–Review of specific major supplier contracts.
–The Internal Audit plan included independent assurance over procurement processes within a key market.

+	For our approach to Responsible Procurement see pages 57 to 59.

Operational resilience to incidents or disruption or control breakdown (including geopolitical, safety and security, cybersecurity, fraud and health-related)

Why this uncertainty is important to the achievement
of our strategic objectives over the next 1–3 years
Operating at global scale exposes us to a wide range of disruptive uncertainties, including geopolitical volatility, cyber threats
(amplified by AI), fraud, natural disasters and health‑related incidents.
Foundational controls for safety, security and resilience must remain robust as we expand into new markets, modernise systems and adopt AI‑enabled technologies.
These changes increase the complexity of our operating
environment and the risk of control breakdown, particularly where processes become more automated or where dependencies
on third parties rise.
Failure to anticipate or respond effectively could disrupt operations, lead to financial loss or claims and reduce stakeholder confidence.

Example factors discussed with management
to monitor trending
–Internal and external threat levels linked to geopolitics, cyber-crime, fraud, insider threats, natural catastrophes and extreme weather events.
–Exposure to system and infrastructure failures, including age of key infrastructure and evolving supplier and data ecosystems.
–Potential for human-related control breakdowns caused by organisational change, automation and fatigue.
–Stakeholder expectations of how IHG responds to disruption, including new notification requirements in key territories.
–AI-related risks, including misinformation, vendor risk and litigation exposure.
Key controls that support our response to this uncertainty
Culture and leadership:
–Centralised expertise in resilience, safety and security, threat management and information security, supported by third-party specialists.
–Crisis management framework, supported by training for duty directors and leadership teams on escalation protocols and crisis communications.
–Cross-business fraud oversight and updated Fraud Prevention Policy.
–Targeted awareness campaigns for potential threats (for example, phishing).
Processes and controls:
–Ongoing management risk assessments in executive leadership teams, supported by geopolitical intelligence.
–Contractual provisions for resilience, insurance and information security.
–Specific preventative controls, including privileged access reviews and localised fraud risk strategies.
–Business continuity and disaster recovery planning for key processes and services and supplier relationships.
–Brand Safety Standards, including digital self-assessments for managed hotels.
Monitoring and reporting:
–Periodic external benchmarking of programme maturity (safety, cyber, threat management).
–Compliance reporting to senior management.
–Ongoing control monitoring, including SOX testing (financial, IT controls).
Examples of how the Board obtained assurance
on our risk management and resilience during 2025
–Reviews of operational safety and security, serious incidents and threats, financial control and governance, fraud risk management and cybersecurity.
–Specific updates on geopolitical risks, including within regional CEO updates in relation to priority growth markets.
–PwC assurance on SOC1 control reports.
–Internal Audit assessed the Identity and Access Management programme.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	53

Our ability to deliver technological or digital performance or innovation (at scale, speed, etc.)

Why this uncertainty is important to the achievement
of our strategic objectives over the next 1–3 years
Technology and digital innovation are central to guest experience, operational efficiency and our competitive position. The pace of development in AI, generative AI and cloud platforms, combined with expanding ecosystem complexity, creates uncertainty in execution, governance and resilience.
Our multi‑year roadmap requires us to modernise core platforms, retire technical debt and deliver at pace – often in partnership with third parties. These choices introduce dependencies that must be managed carefully.
Failure to do so could slow the realisation of benefits, impair competitiveness and heighten operational or reputational risks.

Example factors discussed with management
to monitor trending
–The current state of our foundational technology infrastructure and applications, and readiness for innovation.
–Status of multi-year investment programmes, particularly where we are reliant on third parties.
–Pace of change in AI and digital behaviours, and implications for guest expectations, owners, suppliers and colleagues.
–Talent and capabilities to deliver change, including partnerships with suppliers, academic institutions and thought leaders.
Key controls that support our response to this uncertainty
Culture and leadership:
–Product and Technology leadership team, including defined
senior leadership accountability for AI and technology architecture and accountabilities for product ownership across website,
app and loyalty platforms, supported by development teams.
–External networking and thought leadership, including
engagement with educational institutions and consultants.
–AI Steering Committee.
Processes and controls:
–Formalised change management processes, including phased
rollout roadmaps.
–Centralised agile delivery and portfolio management tools.
–Defined governance processes for generative AI initiatives.
–Colleague training on generative AI tools supported by guidance on responsible use.
Monitoring and reporting:
–Executive-level monitoring of programme execution and
technology debt.
–Portfolio confidence metrics and reporting on cross-functional priorities.
–Specific assessments, including analysis of field services and organisational readiness.
Examples of how the Board obtained assurance
on our risk management and resilience during 2025
–External benchmarking and strategic planning discussion
on AI-related disruption and risk appetite.
–Audit Committee review of spend governance and control
of key products.
–Internal Audit reviewed governance for generative artificial intelligence adoption.

The impact of climate-related physical and transition risks

Why this uncertainty is important to the achievement
of our strategic objectives over the next 1–3 years
Climate‑related physical and transition risks create uncertainty for IHG and the owners who invest behind our brands. While acute physical impacts may materialise beyond the near term, investor and regulatory expectations require credible transition planning and visible progress today.
Exposure varies significantly by geography, asset type and brand positioning, influencing cost, investment needs, reporting obligations and corporate client expectations. Operating across a range of markets means we must navigate differing levels of readiness and regulatory maturity.
Failure to prepare effectively could result in reputational harm, reduced stakeholder confidence and impacts on performance
and growth in key markets.

Example factors discussed with management
to monitor trending
–Evolving regulatory and fiscal interventions, including reporting requirements on corporates.
–Expectations of investors and ratings agencies.
–Cost implications for owners, for example, to build, convert and renovate hotel assets.
–Corporate client preferences and whether climate considerations influence travel and spending decisions.
–Exposure to acute and chronic physical risks for our open
and pipeline hotels over the short, medium and longer term.
Key controls that support our response to this uncertainty
Culture and leadership:
–Definition of planet-related goals and programmes within overall strategy.
–Industry, investor and stakeholder engagement on key topics, including industry standards and financial incentives.
–Steering Committee accountabilities for Journey to Tomorrow and decarbonisation.
Processes and controls:
–Physical and transition risk assessments, supported periodically by external resources.
–Energy reduction processes and resources (including brand
standards and e-learning) to help mitigate cost risks for owners.
Monitoring and reporting:
–Hotel energy use reporting via IHG Green Engage tool.
–Executive tracking of TCFD metrics and governance oversight of climate-related reporting and resource allocation.
Examples of how the Board obtained assurance
on our risk management and resilience during 2025
–Review of TCFD disclosures and the embedding of climate
considerations in strategy, governance, risk management and
performance management.
–Review of climate data, including Internal Audit assurance over energy data estimation methodologies and governance of Environmental,
Social and Governance metrics.

+	For further information see Our planet pages 70 to 84.

54	IHG	Annual Report and Form 20-F 2025

Being a responsible business
Growing
responsibly
Our purpose of True Hospitality for Good
brings our brands to life, shapes our
culture and reflects our commitment
to making a positive difference to our
people, guests and communities.

Culture		Journey to Tomorrow			Additional information
Values	56	Making stays more sustainable		60	Transition plan	75
Structure and governance	56	Our people		62	Managing climate risks and opportunities	77
Code of conduct	56	Our communities		68
Responsible procurement	57	Our planet	Carbon and energy	70	Streamlined Energy and Carbon Reporting (SECR)	82
			Waste	72
			Water	73
Colleagues in the East Asia Pacific
sub-region supporting our annual
Giving for Good Month.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	55

Our approach to
responsible business
Creating a culture of responsibility that permeates every level of our organisation is central to how we operate. Alongside our Journey to Tomorrow plan, this commitment is reflected more widely in our strategy, policies, initiatives and engagement with colleagues, customers, industry and communities.
Our approach to responsible business
guides our operations and underpins
our performance. We recognise
that stakeholders value how we grow
and contribute to positive change.
To align our work with the most
critical responsible business issues,
we conduct materiality assessments
to understand our impact and set
our priorities. These assessments help
us stay focused on the issues most
relevant to our stakeholders, industry and
long-term success. For more details
on how we engage with stakeholders,
please read pages 44 to 45.
‘Care for our people, communities
and planet’ is one of IHG’s four key
strategic pillars and our Journey to
Tomorrow responsible business plan
is a critical element of how we deliver
on this. The commitments that sit
within this plan build on important work
achieved over the years, and at the core
of our responsible business commitment
is strong leadership. The Board oversees
our ethical standards of governance,
reinforcing our culture, values and
responsible business conduct.
The Responsible Business Committee
of the Board oversees the Journey
to Tomorrow plan, ensuring our
responsible business commitments
are embedded within our strategy
and regularly reviewed for progress
and accountability.

How our Journey to Tomorrow plan supports our strategic priorities:
Relentless focus
on growth
Brands guests and
owners love
Leading commercial
engine
Care for our people,
communities and planet
Our people
Champion an
inclusive culture
where everyone
can thrive
Communities
Improve the lives of
30 million people in
our communities
around the world
Carbon and energy
Reduce our
energy use and
carbon emissions
in line with
climate science
Waste
Pioneer the
transformation to
a minimal-waste
hospitality industry
Water
Conserve water
and help secure
water access in
those areas
at greatest risk

+	More on pages 62 to 67.

+	More on pages 68 to 69.

+	More on pages 70 to 71.

+	More on page 72.

+	More on page 73.

56	IHG	Annual Report and Form 20-F 2025

Being a responsible business continued

Our culture

Guiding our approach and purpose

Our culture, shaped by our values and growth behaviours, informs our decisions and how we execute our strategy. Our culture provides the foundation for how we behave responsibly and how we deliver our purpose of True Hospitality for Good.

Our values

Do the right thing	Show we care	Aim higher	Celebrate difference	Work better together
Our growth behaviours
Ambitious
Dedicated
Our structure
and governance
The IHG Board has ultimate
responsibility for ensuring our culture
and ways of working align with our
purpose and strategy. Throughout
the year, the Board and its Committees
review updates and reports on strategic
progress through a governance and
culture lens.
The Board actively challenges and
supports senior leaders, particularly
when policies or initiatives need
adjustment to maintain alignment
between strategy and culture.
Day-to-day responsibility for shaping
and embedding culture is delegated
to the CEO, who, together with the
Executive Committee (EC), sets the
tone from the top by fostering an open,
honest and empowering workplace.
The EC is responsible for executing
the Group’s strategy and keeping the
Board informed on operations and
workplace culture.
IHG’s hotel development and
operations are organised regionally –
Americas, EMEAA, and Greater China –
supported by global functions
including Commercial and Marketing,
Product and Technology, Finance,
Human Resources, Corporate Affairs,
and Business Reputation and
Responsibility.
Courageous
Regional and global leadership teams
execute strategic priorities in line
with the Group’s culture and values.
Decisions on hotel developments
and capital expenditure are reviewed
by the relevant deal approval and
expenditure committees in line with
the Group’s Global Delegation of
Authority Policy, which sets out
controls for financial commitments
and approvals. Proposals above certain
thresholds require approval from the
Group’s Capital Committee, which
reports to the EC.
The Group operates through over
340 subsidiaries worldwide, providing
the legal framework to enter into
contracts and commitments.

+	Information on the Board’s monitoring and assessment of our culture is included on page 125.

Code of Conduct
and related policies
IHG’s Code of Conduct (Code) sets
the standard for how we do business
and underpins our commitment to
providing True Hospitality for Good.
The Code seeks to enable colleagues to
make the right decisions, in compliance
with the law and IHG’s expectations
about conduct.
Caring
The Board, EC and all colleagues
working in IHG corporate offices,
reservation centres, and owned &
leased and managed hotels must
comply with the Code. We expect
those we do business with, including
our franchisees, to uphold similar
principles and standards.
The Code is reviewed and approved
by the Board on an annual basis,
and is supported by annual e-learning
requirements. We monitor and assess
how our values are being embedded
into our culture through a variety
of methods, such as through direct
engagement, employee engagement
surveys, tracking of e-learning
completion and our confidential
reporting hotline.
The Code contains an overview of
our values and Group-level policies,
including those relating to human
rights, respect in the workplace, equal
opportunities, accurate reporting,
information security, anti-bribery
and corruption, and the environment.
It also provides guidance on how
colleagues can raise concerns or
seek further help.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	57

Additional detail regarding other areas
of the Code, such as our commitment
to creating a culture of inclusion, is on
pages 62 and 63, and driving respect
for human rights is on page 66. Initiatives
to respond to legal and regulatory
uncertainties and ethical and social
expectations are on page 51.

+	IHG’s Code of Conduct is available in 14 languages on the Company’s intranet and at ihgplc.com/en/investors/ corporategovernance/code-of-conduct

Speaking up
A core component of our people culture
is respect in the workplace. IHG has zero
tolerance for any form of discrimination,
harassment or bullying, in line with our
Respect in the Workplace Policy. While
we uphold our responsibility to behave
ethically and protect IHG’s reputation,
it is possible that in limited instances, a
colleague may act in a way that conflicts
with the principles set out in the Code.
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
All operations must adhere to relevant
health, safety and security laws. In addition
to legal compliance, IHG proactively
seeks opportunities to enhance the
management of safety and security risks,
implementing mandatory Brand Safety
Standards across all hotels to ensure
consistency. Initiatives addressing safety
and security risks can be found on
page 52.
Bribery and corruption
IHG is committed to operating with
integrity. Colleagues are not permitted
to engage in bribery or any form of
financial crime, including fraud, money
laundering, violations or circumvention
of economic and trade sanctions and
tax evasion or the facilitation of tax
evasion. This standard also applies to
agents, consultants and other service
providers who do work on our behalf.
Our Anti-Bribery Policy sets out
our zero-tolerance approach and is
applicable to all Directors, EC members,
employees and colleagues in owned
& leased and managed hotels. It is
accompanied by anti-bribery content
in our mandatory Code of Conduct
e-learning module.
Our Gifts and Entertainment Policy
and guidance further support our
approach in this area.
Initiatives to respond to legal,
regulatory, ethical and compliance
risks are more broadly discussed
on page 51.

IHG is a member of Transparency International UK’s Business Integrity Forum.

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
how to work with vendors and
transferring data securely. This year
we held tabletop exercises to practise
our ability to detect and respond to
potential security events, as well as
phishing exercises.
We continue to develop our privacy
and security programmes to address
evolving requirements and take
account of developing best practice.
The Board regards cybersecurity
as a critical business discipline, and
it regularly receives updates on the
Group’s cybersecurity risk management
and control arrangements.

+	See page 50 for further detail on uncertainties relating to data and information usage, storage, security and transfer.

Our behaviours
By demonstrating our growth
behaviours – ambitious, dedicated,
courageous, caring – our leaders and
employees create an environment
that encourages high performance,
while operating responsibly in a way
that helps us achieve our strategic
priorities and purpose. Our policies,
communications, learning programmes
and performance management
processes reflect these behaviours,
ensuring they act as a compass for
how we do things and help us create
an inclusive culture for all.
Responsible procurement
We grow our business with innovation
and sustainability at the core, guided
by high standards of conduct. These
principles shape how we select and
engage with suppliers. We strive to
work with suppliers who uphold our
ethical standards and share the ethos
of our Journey to Tomorrow plan.
Our supply chains span hotel and
corporate spend. Purchasing of hotel
goods and services predominantly
occurs locally, as most hotels are
independently owned and manage
their own supply chains. In key
markets, IHG Global Procurement
offers procurement programmes for
certain goods and services related
to building, opening, renovating,
and operating hotels, enabling hotels
and owners to leverage IHG’s scale.
Hotel procurement programmes are
available in the US, Canada, Mexico,
the Caribbean, Greater China, and
EMEAA, covering the UK, Germany,
France, the United Arab Emirates,
Saudi Arabia, India, Australia, New
Zealand, Japan and Singapore. Our
corporate supply chain encompasses
the procurement of technology,
office facilities and professional
services such as marketing
and consultancy.
To manage and monitor this, IHG has
implemented a Global Procurement
Policy, Centralised Purchase Order Desk,
and a Source-to-Pay system to oversee
third-party corporate expenditure,
while continuing to roll out purchasing
systems to support owned & leased,
managed and franchised hotels in
key markets.

58	IHG	Annual Report and Form 20-F 2025

Being a responsible business continued
Our culture continued

1
Strategic supplier relationships,
particularly with global technology and
outsourcing providers, are regularly
reviewed to ensure alignment with
business objectives, to harness
innovation, manage risk and drive
value realisation.
Global Procurement, supported by
our digital solutions and policies (like the
Supplier Code of Conduct (SCC) and the
Procurement Policy), plays a pivotal role
in setting our expectations for suppliers
and business stakeholders to conduct
business ethically. This involves ensuring
that responsible business criteria are
incorporated into our supplier selection
process. Our Responsible Procurement
team offers training and guidance
across corporate, managed and
franchised teams, including procurement
colleagues in our corporate offices.
IHG continues to comply with the UK
statutory reporting duties on payment
practices and performance.
Policy and guidance
We acknowledge the environmental
and social impacts associated with our
supply chain and expect our suppliers
to uphold principles of integrity and
respect consistent with our own.
Accordingly, all new corporate
suppliers are required to either accept
the Supplier Code of Conduct (SCC)
during onboarding or demonstrate
equivalent policies. In 2025, 100%
of new corporate suppliers signed
the SCC.

1
Partnering With Suppliers in the Americas
and Greater China for Energy Efficient Kitchen
Solutions – Demand Based Kitchen Ventilation
(DBKV) system procurement solutions have
been supported in the Americas region and
Greater China, with six new hotels across
Greater China adopting the technology.
This energy conservation measure reduces
energy use in kitchens, including heating
and cooling.

This requirement is reflected in
the contractual terms for central
procurement programmes accessible
to our hotels. While we endeavour to
resolve identified issues collaboratively,
significant breaches of the SCC may
result in contract termination.
We regularly review our key governance
documents, and this year we have
updated our SCC. Following a
comprehensive benchmarking and gap
analysis, the SCC now reflects changes
in the external environment, including
increased geopolitical uncertainties,
evolving regulatory requirements,
and shifting customer expectations.
Key enhancements include clarified
expectations for suppliers on human
rights due diligence and animal welfare.
The updated SCC is now accessible
on IHG’s website in 14 languages.
To advance our sustainable sourcing
efforts and ensure supplier compliance
with our standards, contract templates
incorporate ethical, social and
environmental reporting requirements.
Furthermore, we have refined our
Responsible Sourcing Guidance, which
is now available to hotels and owners
in 12 languages. This resource provides
an overview of third-party certifications
and commodity-specific information,
supporting informed supplier selection
and promoting responsible practices
within selected supply chains.
To promote responsible procurement
across corporate, managed, and
franchised teams, we provide an
education programme that has been
completed more than 27,100 times
since its inception in 2019.
As part of this ongoing initiative, the
Human Rights Team facilitated a training
session focused on identifying and
mitigating human rights risks within our
supply chains. We also expanded our
Global Procurement team’s expertise
through sessions on Circular Solutions
and Renewable Energy, while continuing
to provide annual core modules such
as legal and contract training and
category management for new joiners.
In 2023, IHG co-founded the Hospitality
Alliance for Responsible Procurement
(HARP), which is facilitated by EcoVadis.
This year, EcoVadis hosted carbon
management webinars for suppliers
invited by HARP member companies.
Due diligence and risk management
The new Enterprise Supplier
Management (ESM) team centralises
and standardises third-party risk and
relationship management for IHG’s
corporate and hotel procurement
programme supply chains. Our goal
is to build a strong risk management
framework and improve supply chain
resilience. We identify key risks, develop
strategies and tools to address them,
and review sourcing, contract and
supplier management procedures to
implement the required improvements.
To maintain strong alignment with
our Executive Committee’s risk agenda
and ensure programme relevance
to business objectives, our Supply
Chain Risk Council fosters robust
cross-functional collaboration with senior
leaders across the organisation. This
systematic approach helps facilitate
effective identification and mitigation
of enterprise-level supply chain risks.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	59

Additionally, by collaborating with leading
industry experts, we aim to anticipate
emerging risks that could affect our global
supply chain, thereby helping to ensure
ongoing resilience and adaptability
within an evolving market landscape.
Financial risk
This year, we launched a supplier
financial health outreach programme,
building on our work to improve due
diligence processes. This initiative
provides deeper insight into the financial
stability of our suppliers by conducting
thorough reviews of their financial
statements. Through evaluation of
default risks and core financial metrics,
we adopt a proactive approach to
strengthening supply chain resilience,
directly engaging with critical suppliers
whose financial health may warrant
closer attention. In 2025, these efforts
encompassed focused engagement
with suppliers in the Americas region,
as well as selected corporate suppliers.
Social and environmental risk
We assess social and environmental
risks in our supply chain in several ways,
including through our own scorecard,
EcoVadis assessments and audits.
All new corporate and hotel procurement
programme suppliers are required to
complete a pre-contract questionnaire
detailing where goods are sourced
and/or manufactured, and the type
of service they provide.
Those suppliers operating in higher-risk
countries or industries and who have
not already received an EcoVadis rating
are required to complete additional
questions related to the policies and
processes they have in place regarding
labour practices (covering key human
rights risks, including passport retention,
payment of recruitment fees and
costs, worker accommodation and
grievance mechanisms).
As part of our ongoing post-contract
due diligence approach, strategic
suppliers and certain higher-risk
suppliers are asked to complete an
EcoVadis assessment, which measures
their environmental, human rights,
ethics and sustainable procurement
risk management capabilities.
Over the past year, we have increased
our coverage of suppliers across hotel
procurement programmes. In 2025,
93 suppliers were assessed and rated
by EcoVadis. This assessment helps us
identify risks and work collaboratively
with suppliers to improve performance.
Those who score below our expected
standards receive corrective actions
and support resources.
Continuing from 2024, we are
collaborating with Sedex, a prominent
platform for companies to manage and
share site-level audit data, to progress
the development of our approach to
supplier audits in the Americas and
EMEAA, starting with collecting critical
site-level information from our highest-
risk Tier 1 centralised hotel procurement
programme suppliers. So far, 60
suppliers have been invited to complete
a Sedex self-assessment questionnaire.
We are now working to drive completion
by the remaining suppliers and will be
analysing results to determine which
suppliers will be invited to participate in
a Sedex Members Ethical Trade Audit.
We will increase the scope over time.
This continues to build on the existing
on-site supplier audit programme
in Greater China.
Supplier engagement
We have teamed up with a leading
procurement consultancy to strengthen
supplier relationships through two
main initiatives.
First, we surveyed over 200 suppliers
and conducted 16 follow-up interviews
to gather honest feedback and
benchmark IHG against competitors,
guiding our action plan to become
the trusted premier hospitality
supply management partner.
Second, we are holding segmentation
workshops across hotel and corporate
procurement categories in all regions,
helping category managers identify
strategic suppliers and improve
collaboration. These efforts allow
us to allocate resources efficiently
and build resilient partnerships.
By actively listening to suppliers and
thoughtfully segmenting our supply
base, we are boosting transparency,
accountability and collaboration –
essential for sustainable procurement
success.
Food and beverage
With millions of meals served weekly in
hotels worldwide, we support our hotels
in making considered choices about the
origins of their food and beverages to
help minimise environmental impact.
Our guidance and brand standards
encourage hotels to offer broad dining
options for both business and leisure
guests, with a focus on health, wellbeing,
and ethical sourcing. For example, certain
brand standards require that hotels
use locally sourced produce, which can
also help to reduce carbon emissions.
We are committed to promoting
improved animal welfare standards
in our supply chain. Our approach
includes focusing on priority categories
where we can meaningfully influence
welfare outcomes across our brands
and regions. We will continue
collaborating with suppliers and
hotels to responsibly source
animal-derived products, adapting
to local supply, cost, and availability.

2

2
Supplier Innovation Across the UK – Driving
improved sustainable practices in the UK, our
procurement team has been working closely
with suppliers to replace plastic-wrapped
linen deliveries with reusable crates and
fabric bags. Following a successful launch
in Scotland last year, the initiative has
now expanded to England, with several
suppliers adopting the approach.

60	IHG	Annual Report and Form 20-F 2025

Being a responsible business continued

Making stays
more sustainable
We work closely with our owners to deliver elevated experiences for our guests, engage with them in meaningful ways throughout their stay and meet growing demand from business customers and other stakeholders to minimise the impact of travel on the world around us.
Meeting for Good
In 2025, more than
650 hotels participated
in Meeting for Good, a
programme that supports
our hotels in delivering more
sustainable meetings for
those who host events at
IHG hotels. The programme
was named the 2025 Gold
Medal winner in Northstar’s
Stella Awards for the
‘Best Sustainability Initiative’,
supporting meeting and
event planners in delivering
more sustainable events
worldwide.
Supporting certified
sustainable hotels
We partner with leading
certification programmes,
including Green Key (FEE)
and Green Key Global,
to help hotels reference
sustainability credentials to
guests. In 2025, more than
340 hotels had achieved
third-party certification.
Making it simple
for guests to search
for EV charging
Guests can search for
hotels with EV charging
through the IHG One
Rewards app.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	61

Journey to
Tomorrow
Our goal is to help shape the future of
responsible travel together with those
who stay, work and partner with us.
We will support our people and make a
positive difference to local communities,
while preserving our planet’s beauty
and biodiversity… not just today but
long into the future.

Our people Champion an inclusive culture where everyone can thrive

Our communities Improve the lives of 30 million people in our communities around the world
Our Planet:

Carbon and energy Reduce our energy use and carbon emissions in line with climate science

Waste Pioneer the transformation to a minimal waste hospitality industry

Water Conserve water and help secure water access in those areas at greatest risk
Hotels engaging in
local conservation
Hotels are taking action to
preserve nature and engage
guests in conservation
across our estate.
From coral reef restoration in
Bali to rooftop beekeeping
at InterContinental London
Park Lane, properties are
working with local NGOs
and community groups
to protect biodiversity
and wildlife.

+	Read more at ihgplc.com/ en/responsible-business/ case-studies

Greener Stay
initiative reducing
resource use
Guests can forgo daily
housekeeping and reuse
linen and towels in return
for IHG One Rewards points,
helping to cut water and
energy consumption.
Empower our people to help shape
the future of responsible travel

62	IHG	Annual Report and Form 20-F 2025

Being a responsible business continued

Our people
Our communities
Carbon and energy
Waste
Water
Our people

Championing an inclusive culture where everyone can thrive

–D
r
i
v
e
g
e
n
d
e
r
b
a
l
a
n
c
e
a
n
d
a
d
o
u
b
l
i
n
g
o
f
u
n
d
e
r
-
r
e
p
r
e
s
e
n
t
e
d
g
r
o
u
p
s
a
c
r
o
s
s
o
u
r

l
e
a
d
e
r
s
h
i
p
.
–C
u
l
t
i
v
a
t
e
a
n
i
n
c
l
u
s
i
v
e
c
u
l
t
u
r
e
f
o
r
o
u
r
c
o
l
l
e
a
g
u
e
s
,
o
w
n
e
r
s
a
n
d
s
u
p
p
l
i
e
r
s
.
–S
u
p
p
o
r
t
a
l
l
c
o
l
l
e
a
g
u
e
s
t
o
p
r
i
o
r
i
t
i
s
e
t
h
e
i
r
w
e
l
l
b
e
i
n
g
a
n
d
t
h
e
w
e
l
l
b
e
i
n
g
o
f
o
t
h
e
r
s
.
–D
r
i
v
e
r
e
s
p
e
c
t
f
o
r
a
n
d
a
d
v
a
n
c
e
h
u
m
a
n
r
i
g
h
t
s
.
–Cultivate a culture of inclusion for colleagues and owners. –Support all colleagues to prioritise their wellbeing and the wellbeing of others. –Drive respect for and advance human rights.
Contributing to the following UN Sustainable Development Goals (SDGs)

2025 highlights

87% employee engagement, placing IHG in the top quartile of most engaged employers.
Employee engagement
Employees can share their thoughts
through several forums, including
Employee Resource Groups (ERGs),
a designated Non-Executive Director
for workforce engagement, and
Colleague HeartBeat, our employee
engagement survey, for colleagues in
corporate and reservations offices and
owned & leased or managed hotels.
The survey allows people to express
their views on key aspects of
working at IHG.
In our 2025 survey, our overall
employee engagement remained
at 87%, which maintained our place
in the top quartile of most engaged
employers, according to Mercer, and
reflects strong colleague engagement
with our growth strategy.
Embedding our high-
performance culture
In 2025, we strengthened our culture
and what makes working at IHG so special
by sharpening our focus on performance
to drive competitive advantage.
To embed our new approach, we
engaged corporate colleagues across
key areas, including introducing a simple,
consistent definition of high performance.
We increased the effectiveness of our
work together by launching a structured
feedback campaign built around our
growth behaviours that apply to the
work we do every day, and we clarified
the expectations of our people leaders
by providing tools to build our talent
capabilities in support of IHG’s growth.
We also strengthened the link between
performance and reward for those
who are excelling, with greater
differentiation across all elements
of pay, which is underpinned by a
new Annual Performance Plan aimed
at driving the growth of the Company
and sharing in its success.
An inclusive workplace
Our culture of inclusion is essential
to attracting, developing and engaging
the talent that drives our growth. At IHG,
inclusion means ensuring everyone feels
like they belong, are valued for their unique
contributions, are empowered to thrive
and are connected to the communities
we serve. In 2025, we advanced our
global approach with a focus on three
areas: talent and leadership; culture
and experiences; and community
and partnerships. This focus guides
the steps we take around inclusion
both globally and locally, strengthening
our culture where everyone can thrive
and making a positive difference in
the communities we serve.
Our Global Inclusion Board and Regional
Inclusion Councils meet quarterly to set
priorities, monitor progress and ensure
we continue creating an environment
where colleagues and owners across
our markets can grow. This work is
underpinned by our Global Inclusion
Policy (ihgplc.com/en/responsible-
business/policies-and-position-
statements).

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	63

1
The Story Suite is a colleague advocacy programme which empowers employees as brand ambassadors.

1

IHG CAREERS
ROLL
TAKE
SCENE
SOUND
DATE 2024
PROD.CO.
DIRECTOR
CAMERAMAN

Our 2025 Colleague Heartbeat survey
showed nine in 10 colleagues believe
IHG has an inclusive culture. To continue
strengthening our approach, we
expanded our Europe Inclusion Hotel
Ambassadors programme to selected
hotels in the Americas to support
more inclusive guest and colleague
experiences.
Our ERGs are central to creating
and maintaining IHG’s culture. These
employee-organised groups are open
to all corporate colleagues who want
to join and bring together people of
various backgrounds, experiences and
skills to share perspectives, support
personal and professional growth
through mentorship, educational
and development initiatives, as well
as provide ongoing feedback.
We continue to grow our business
responsibly, with inclusive community
partnerships a key part of our strategy.
In Greater China, we signed a three-year
partnership with the China Disabled
Persons Federation to provide
employment, internships and develop
skills. In EMEAA, we continued working
with Singapore-based charity APSN
and created a partnership with the
AI Noor Training Centre in Dubai
to provide skills development and
training for people of disability.
Attracting talent
In 2025, IHG strengthened its
position as an employer of choice
by enhancing the ways we attract
and engage talent for our corporate
colleagues and managed hotelsa.
Room for You is our refreshed global
Employer Value Proposition (EVP),
which sits at the heart of our employer
brand and underpins our global
careers platform (careers.ihg.com).
Our social presence continued
to expand, amplifying our brand
visibility and reach.
We were also named in the Fortune
100 Best Companies to Work For®
2025 list by Great Place To Work®
and Fortune, reflecting our ongoing
commitment to enhancing workplace
culture and colleague benefits.
IHG won five industry awards in 2025,
including accolades for recruitment
innovation and in-house marketing
excellence. We also launched Leading
a New Era, our new podcast series
that takes listeners behind the scenes
of some of our Luxury & Lifestyle
hotels and into the minds of
the inspiring GMs who lead them,
to help support further growth
of our GM talent pipeline.
We also launched ‘The Story Suite’,
a colleague advocacy programme
designed to empower colleagues
as brand ambassadors.
a.We do not employ colleagues in franchise hotels, nor do we control their day-to-day operations, policies or procedures.

64	IHG	Annual Report and Form 20-F 2025

Being a responsible business continued
Our people continued
Our people
Our communities
Carbon and energy
Waste
Water

1
IHG is the only international hotel group in Mainland China recognised by the Top Employer Institute.
2
In 2025, we invested in our hotel learning by expanding IHG University solutions.

1
In addition to strengthening the link
between performance and reward as
part of our high-performance culture
for corporate colleagues, in 2025,
we launched our IHG One Pass
exclusive colleague travel benefits,
which strengthens our employee
room rate offering, a key milestone
for colleagues and their friends
and families.
In 2025, we launched a new AI-powered
candidate experience system to
transform the way we engage and
hire talent for our corporate colleagues
and managed hotels. Automating key
stages of the hiring journey through
our virtual assistant ‘Alex’, has delivered
efficiencies across multiple markets,
improving the candidate experience
and strengthening our hiring capabilities
by enabling us to build and nurture
talent pools through our global
Candidate Relationship Management
(CRM) platform.
Developing and
retaining talent
Our hotel business thrives on
exceptional leadership, and General
Managers (GMs) are the driving force
behind operational performance and
brand delivery. To sustain and accelerate
growth, we’ve made building a strong
hotel GM pipeline a strategic priority
for our managed estate, ensuring every
property has the leadership needed
to maximise revenue and guest
satisfaction.
Our Journey to GM dedicated talent
programme for managed hotels, which
we launched in 2021, is a cornerstone
of this strategy. Today, it represents
a strong pipeline with many graduates
already in GM roles.
Complementing this, our RISE
programme, open to colleagues from
managed hotels with aspirations of
leadership roles, continues to thrive
as a global initiative driving development
through mentorship, networking and
skills acceleration.
To strengthen global talent capability
and support future growth, we established
the Global Hotel Talent Service Centre
in India. This team centralises processes,
data, and analytics to improve efficiency
and consistency in talent management
worldwide.
Alongside global programmes, we
deploy targeted regional initiatives to
stay agile and meet local market needs.
Investing in our learning offer
IHG University continued to strengthen
a culture of learning for owners and
hotel colleagues in our managed
and franchised hotels, as well as for
corporate employees throughout 2025.
During the year, IHG University
further expanded its Owner Learning
Solutions library with five new solutions
addressing critical drivers of hotel
success. These focused on equipping
owners and owner representatives with
insights to fine-tune hotel operations,
including elevating quality to drive
hotel performance, increasing loyalty
engagement and speeding up high-
quality renovations.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	65

Supporting our purpose of providing
True Hospitality for Good, we are
committed to developing hotel
leaders who focus not only on what
they deliver, but also on how they lead.
In 2025, we scaled our Journey To
programmes to deliver a structured
development pathway that grows
talent in our managed and franchised
hotels from line-level roles through
to GM, building leadership capabilities
at every stage of a hotel career.
The Journey to Supervisor curriculum
focuses on building foundational
supervisory capabilities, while the
Journey to Manager programme
deepens leadership capability
in delegation, coaching, feedback,
and performance management. To
further strengthen career pathways,
Journey to Senior Manager is currently
in development and scheduled for
launch in 2026.
IHG University continued to play
a central role in the opening of new
properties through the New Hotels
and Conversions learning approach.
We also introduced a customisable
model so that hotels can create
individual training plans tailored to
the unique needs of each opening
or conversion.
IHG University also supported the
embedding of our high-performance
culture across our corporate offices,
with sessions focused on role-
modelling open and honest feedback
conversations, as well as enabling
leaders to lead through the
performance transformation.

+	Further information on the profile of the Board and Executive Committee is included on pages 118 to 121.

In accordance with UK reporting requirements, information on the Directors and relevant employees is set out below:

As at 31 December 2025	Male	Female	Total
Directors	6	4	10
Executive Committee	6	4	10
Executive Committee direct reports	41	20	61
Senior managers (including subsidiary directors)	82	27	109
All employees[a] (whose costs were borne by the Group or the System Fund)	5,893	7,156	13,049

2
a.All employees figure includes only those
employees whose costs were borne by
the Group or the System Fund and not
those who are reimbursed. For details
on reimbursed colleague numbers,
please see page 200.

66	IHG	Annual Report and Form 20-F 2025

Being a responsible business continued
Our people continued
Our people
Our communities
Carbon and energy
Waste
Water
Driving respect for and
advancing human rights
Driving respect for and advancing
human rights is integral to our
approach to responsible business,
and our commitment is set out in
our Human Rights Policy.
Our human rights work focuses
on our salient human rights issues –
those human rights at risk of being
the most severely impacted through
our business activities or relationships.
These are currently identified as: guest
welfare; freedom of association and
collective bargaining; discrimination
and harassment; wages and working
hours; health and safety, forced labour
and child labour; sex trafficking and
sexual exploitation; and environment
and community.
While we continue to collaborate
with colleagues across the business
to better understand and manage
issues, our efforts this year focused
on addressing risks related to forced
labour, sex trafficking and sexual
exploitation, and our supply chain.
To ensure our actions are consistent,
measurable and targeted towards
the activities that will have the biggest
impact, our approach focuses on
the following areas.
Governance and policies
We work to ensure clear accountability
for human rights risks and the alignment
of relevant policies with international
human rights standards across the
business. Overall accountability for
the programme sits with our Executive
Vice President, General Counsel and
Company Secretary, who is a member
of IHG’s Executive Committee. Our
Human Rights team is responsible
for integrating human rights into the
business and works closely with other
teams across the organisation to
bring our commitments to life.
This year we expanded our brand
standard that requires IHG hotel
colleagues to complete annual training
on preventing human trafficking to
have global coverage.
Due diligence
We conduct ongoing human rights
due diligence across our business and
supply chain through risk and impact
assessments, integrating findings and
tracking the effectiveness of actions
taken. We utilise a wide range of
internal and external data to support
these efforts and strive to meaningfully
engage with rights holders such
as workers.
We continue to drive compliance with
IHG’s Responsible Labour Requirements
(RLRs), which set out minimum
standards for our managed, owned
& leased hotels on ethical recruitment,
staff accommodation, worker voice
and the use of third parties to source
labour. In 2025, we rolled out new digital
self-assessments globally, enhancing
transparency, monitoring and the quality
of corrective actions. Over 92% of
hotels completed the self-assessment
and generally demonstrated good
understanding and alignment with
the RLRs.
This year, we have worked on addressing
the findings from our on-site assessments
conducted across selected hotels in
the United Arab Emirates, Saudi Arabia
and Kuwait at the end of 2024.
These assessments included focus groups
and one-to-one interviews with a range
of colleagues, interviews with managers,
engagement with selected labour
suppliers and tours of different
departments and staff accommodation.
The on-site assessments generally
identified examples of good responsible
labour practices across all hotels,
demonstrating the ongoing progress
being made and the value of the RLRs.
However, areas of improvement were
noted, particularly in relation to colleagues
employed by labour suppliers. We have
taken action to address the findings,
working with the hotels to drive stronger
labour standards across our operations.

1
For further information on how some
of the gaps and adverse impacts
identified through the on-site
assessment are being addressed,
see page 14 of our 2025 Modern
Slavery Statement.

1
Developing the next generation of hospitality talent through the IHG Internship Programme.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	67

2
To help support our franchised
hotels’ efforts on this topic, this year
we made guidance on responsible
labour practices available to them.
In 2025, we also continued to strengthen
human rights due diligence across our
supply chain by progressing our work
to trial supplier assessments and audits
with Sedex. For further information,
please see the Responsible Procurement
section on page 57.
Remediation
We work to provide access to
reporting channels for anyone whose
human rights may have been affected
by our business activities or business
relationships and provide remedy
for those impacts we have caused
or contributed towards. This year, we
continued to address recommendations
from the 2024 review of our confidential
reporting channel against the
effectiveness criteria set out in the UN
Guiding Principles on Business and
Human Rights. We made key materials
for users available in additional
languages and strengthened
communication with reporters.

2
In 2025, IHG embedded a new approach to high performance.
Capabilities and engagement
We drive awareness of human rights
through our mandatory Code of
Conduct e-learning module and via
targeted training for colleagues to
understand the commitments and
actions relevant to their role.
This includes training for colleagues in
owned & leased, managed and franchised
hotels on how to identify and report
suspected human trafficking activities.
This year, in partnership with leading
anti-trafficking NGO PACT and industry
peers, we updated this training to reflect
the latest guidance from experts
and insights from survivors. We also
continued to drive completion of our
responsible labour e-learning for
owned & leased and managed hotels
and hosted internal learning sessions
for colleagues in procurement, legal
and corporate responsibility.
We strongly believe that collaboration
with experts and peers, both in our
industry and beyond, plays an important
role in addressing human rights risks
through focusing attention and action
towards a joint purpose, with the
potential of driving systemic change.
For example, IHG is participating in
a multi-stakeholder, cross-industry
initiative facilitated by Impactt to
develop a freely available map of
labour migration corridors at higher
risk of recruitment fees and related
costs. This resource aims to provide
companies across all sectors with
data on recruitment fees and related
costs paid by workers to inform human
rights due diligence processes and
decisions affecting migrant workers’
human rights. Further information
on our key human rights partnerships
can be found on page 21 of our
2025 Modern Slavery Statement.

68	IHG	Annual Report and Form 20-F 2025

Being a responsible business continued

Our people
Our communities
Carbon and energy
Waste
Water
Our communities

Improve the lives of 30 million people in our communities around the world

–D
r
i
v
e
g
e
n
d
e
r
b
a
l
a
n
c
e
a
n
d
a
d
o
u
b
l
i
n
g
o
f
u
n
d
e
r
-
r
e
p
r
e
s
e
n
t
e
d
g
r
o
u
p
s
a
c
r
o
s
s
o
u
r

l
e
a
d
e
r
s
h
i
p
.
–C
u
l
t
i
v
a
t
e
a
n
i
n
c
l
u
s
i
v
e
c
u
l
t
u
r
e
f
o
r
o
u
r
c
o
l
l
e
a
g
u
e
s
,
o
w
n
e
r
s
a
n
d
s
u
p
p
l
i
e
r
s
.
–S
u
p
p
o
r
t
a
l
l
c
o
l
l
e
a
g
u
e
s
t
o
p
r
i
o
r
i
t
i
s
e
t
h
e
i
r
w
e
l
l
b
e
i
n
g
a
n
d
t
h
e
w
e
l
l
b
e
i
n
g
o
f
o
t
h
e
r
s
.
–D
r
i
v
e
r
e
s
p
e
c
t
f
o
r
a
n
d
a
d
v
a
n
c
e
h
u
m
a
n
r
i
g
h
t
s
.
–Drive economic and social change through skills training and innovation. –Support our communities when natural disasters strike. –Collaborate to aid those facing food poverty.
Contributing to the following UN SDGs

2025 highlights

>10.2ma lives improved through our collective action and work with our charity partners since 2021.
22 natural disasters responded to, supporting charities in critical recovery efforts.
Sitting at the heart of our work in
communities is a pledge to improve
the lives of 30 million people through
focusing on skills training, disaster
response and food security. We do this
through direct funding and working in
partnership with expert organisations,
with our colleagues also sharing their
time, skills and passion to address
social needs in their communities.
Local action and
Giving for Good month
Throughout the year, teams support
a wide range of local causes, and each
September we amplify this impact
through Giving for Good month.
Colleagues take part in activities ranging
from clean‑up events and supporting
homeless shelters and food banks,
to fundraising for local organisations.
Highlights this year included Greater
China’s Decathlon of Charity, which
engaged more than 8,000 colleagues,
and Singapore’s fourth annual Giving
for Good relay, which raised funds for
an organisation that provides training
and job opportunities for people
with learning disabilities.
Our guests are also given the
opportunity to show their support to
communities by donating their IHG
One Rewards points for good. We work
with a range of non-profits, from food
banks to job‑training organisations,
where donated points are converted
into dollars to support their work.
In total, we have improved over 10.2 million
lives through our collective action and
work with our charity partners since 2021.
Skills training
The travel and tourism industry plays a
vital role in economic growth, accounting
for one in 10 jobs worldwide and offering
a variety of career pathways. Since 2006,
the IHG Academy has supported
communities by helping people build the
skills, confidence and access needed to
pursue meaningful careers in hospitality.
The IHG Academy is structured around
three interconnected pillars – Discover,
Skills Builder and Career Launcher –
designed to engage, educate and inspire
talent at every stage of their journey
into hospitality. As the programme
approaches its 20ᵗʰ anniversary in 2026,
it continues to evolve to meet changing
industry needs and expand access
to opportunity.
Through IHG Discover, we introduce
people to the breadth of roles available
in hospitality. In 2025, we delivered
interactive sessions across countries,
engaging participants through schools,
NGOs and charities. This included a
pilot of Virtual IHG Discover Career
Workshops, improving accessibility and
broadening our reach to new audiences.
IHG Skills Builder, our free online learning
platform, supports learners around
the world to develop both hospitality-
specific and transferable skills.
a.The methodology IHG uses for ‘lives improved’ focuses on the number of individuals directly engaged through IHG’s community impact programmes, using the Business for Societal Impact
(B4SI) framework to assess IHG’s community investments, measuring inputs, outputs, outcomes and long-term societal impacts.

1

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	69

In 2025, learners signed up to
complete courses and earn digital
badges to recognise their progress.
The platform was further enhanced
through new content, including
the launch of Careers in Hospitality
e-learning in Arabic and English,
alongside increased global awareness
through social media campaigns.
Through IHG Career Launcher,
we provide structured, on-property
opportunities that help individuals
transition into employment. In 2025,
the programme delivered internships,
work placements and apprenticeships
across multiple countries, offering
practical experience and pathways into
long-term careers. This included a new
partnership in the UK with The King’s Trust,
where our events have already resulted
in employment opportunities. We also
established the IHG Academy alumni
talent community, strengthening
ongoing engagement with future
talent beyond individual programmes.
Together, these initiatives reflect
our continued commitment to
strengthening communities, fostering
inclusive growth and developing
the next generation of hotel talent.
Disaster response
Across all our regions, our swift and
coordinated responses to natural disasters
in 2025 reflect our deep commitment to
supporting communities and colleagues.
We have supported the response to
multiple disasters over the years – including
wildfires, tropical storms and flooding –
and have a proud record of being there
when our communities need us most.
In 2025, we supported 22 disaster relief
efforts around the globe, including in the
US, China and South East Asia, working
closely with charity relief experts such as
CARE International and The International
Federation of Red Cross and Red Crescent
Societies. We activated the IHG Disaster
Colleague Assistance Fund to provide
financial support for colleagues needing
food and secure living conditions
following natural disasters.
Collaborating to aid
those facing food poverty
Food insecurity continues to affect
billions worldwide, and addressing
it remains a key focus. In 2025,
we marked the one-year anniversary
of our global partnership with Action
Against Hunger, supporting its mission
to combat hunger and malnutrition
globally. From funding nutrition
screenings to strengthening local
health systems, our partnership delivers
both immediate relief and long-term
impact, with 5.4 million people supported
through our partnership since launch.
Locally, we continue to work with
food banks and charities. In the US,
a number of hotels are participating
in initiatives with surplus food recovery
organisations to help support local
communities. We supported No Kid
Hungry’s Taste of the Nation events
in Houston and Chicago, which
both helped to raise funds to support
the organisation’s work in addressing
childhood hunger. In Australia and
New Zealand, 49 hotels took part in our
Stay for Good initiative with OzHarvest
and KiwiHarvest in which participating

2
guests donated $1 per stay. This resulted
in over 140,000 meals being donated
to local communities. The programme
was also expanded to Singapore,
Indonesia, Vietnam and Thailand.
By combining global reach with
local action, we are helping reduce
food waste, improve access to
nutrition and support healthier futures
for communities around the world.

3

1
Colleagues from the EVEN Hotel Pittsburgh Downtown, US, supporting a community food bank during Giving for Good month.
2
Our Atlanta-based interns embody IHG’s commitment to developing the next generation of hospitality leaders and strengthening local communities.
3
Amina, Nutrition Assistant at Action Against Hunger, assisting women in the preparation of tom brown porridge that improves children’s health. Bagarawa, Sokoto State, Nigeria.

70	IHG	Annual Report and Form 20-F 2025

Being a responsible business continued

Our people
Our communities
Carbon and energy
Waste
Water
Our planet

Carbon and energy: Reduce our energy use and carbon emissions in line with climate science

–D
r
i
v
e
g
e
n
d
e
r
b
a
l
a
n
c
e
a
n
d
a
d
o
u
b
l
i
n
g
o
f
u
n
d
e
r
-
r
e
p
r
e
s
e
n
t
e
d
g
r
o
u
p
s
a
c
r
o
s
s
o
u
r

l
e
a
d
e
r
s
h
i
p
.
–C
u
l
t
i
v
a
t
e
a
n
i
n
c
l
u
s
i
v
e
c
u
l
t
u
r
e
f
o
r
o
u
r
c
o
l
l
e
a
g
u
e
s
,
o
w
n
e
r
s
a
n
d
s
u
p
p
l
i
e
r
s
.
–S
u
p
p
o
r
t
a
l
l
c
o
l
l
e
a
g
u
e
s
t
o
p
r
i
o
r
i
t
i
s
e
t
h
e
i
r
w
e
l
l
b
e
i
n
g
a
n
d
t
h
e
w
e
l
l
b
e
i
n
g
o
f
o
t
h
e
r
s
.
–D
r
i
v
e
r
e
s
p
e
c
t
f
o
r
a
n
d
a
d
v
a
n
c
e
h
u
m
a
n
r
i
g
h
t
s
.

–Implement a 2030 science-based target that delivers 46%
absolute reduction in carbon dioxide emissions from our franchised, managed and owned & leased hotels.
–Target 100% new-build hotels to operate at very low/zero carbon emissions by 2030.
–Maximise/optimise the role of renewable energy.

Contributing to the following UN SDGs

Carbon and energy
By taking action on climate change,
we can reduce our environmental
footprint, strengthen resilience to future
risks and meet growing demands
from guests, owners, investors and
colleagues for action in this area.
Our emissions reduction plan focuses
on three key areas based on what
IHG can control and influence:
implementing energy efficiency
measures in hotels; pioneering low-
carbon hotels; and supporting
hotels to source renewable energy.
Our asset-light business model means
that almost all of our hotels are owned
by third parties, with just over half
of the emissions under our carbon
target generated by franchisees who
manage and operate their properties
independently. We are committed
to supporting owners – many of
whom are small businesses – to
decarbonise and improve operational
efficiency by providing a wide range
of tools and resources. For example,
our Hotel Energy Reduction Opportunities
(HERO) tool benchmarks an individual
hotel against other IHG hotels of the
same brand, region and climate zone
and analyses where the hotel’s energy
is being consumed. It is then able to
make customised suggestions on
which energy conservation measures
(ECMs) are most appropriate for that
hotel and provides approximate costs,
savings and payback periods to support
forward capital planning.
Our 2025 performance
In 2021, we set a target to reduce absolute
Scope 1, 2, and 3 (including energy from
FERA and franchised hotels) by 46%
by 2030 from a 2019 baseline – a goal
validated by the Science Based Targets
initiative (SBTi).
Our ongoing commitment to
actions driving energy reduction and
decarbonisation has delivered a 10.2%
reduction in energy consumption per
available room and a 11.0% reduction in
carbon emissions per available room
in 2025 compared with 2019. Last year,
we reported that we were off track
to meet our 2030 target and this
continues to be the case in 2025 due
to the continued lack of a clean energy
infrastructure in many of our markets,
alongside the successful opening of more
hotels globally. This means total carbon
emissions are up 7.7% since 2019.a
As we review our future carbon target,
we are considering the evolving landscape
of sustainability standards, including
updates to carbon accounting, target
validation criteria from third parties and
emerging technologies. Maintaining
focus on where IHG can drive and
influence decarbonisation will be critical
to shaping strategies that remain relevant
a.All figures are restated annually (see
page 82 to 83). Given 2025 revisions,
performance trends should be assessed
using only the restated figures in this report.
and effective across all regions and
communities we serve. This work will
be completed during 2026.
We remain committed to supporting
hotel owners in reducing their energy
consumption and carbon emissions.
While our programmes will take time to
scale, the actions we are implementing
today will enhance operational efficiency
across IHG hotels and position us for
accelerated decarbonisation when market
conditions become more favourable.

+	See pages 82 to 83 for detailed energy and carbon data, and page 83 for our data methodology statement.

Implementing energy
efficiency measures in hotels
In 2025, we continued to integrate ECMs
into our brand standards, prioritising
those with paybacks under five years
and developing additional standards
for specific regions and segments.
Over the past four years, 18 ECMs have
been incorporated, targeting kitchens,
heating and cooling, lighting and
swimming pools. Almost 95% of our
managed, owned & leased hotels have
now been upgraded with LED lighting
and water-efficient fixtures, including
back-of-house areas. By making
these replacements in all hotels we
are delivering significant energy and
water savings without compromising
guest experience.
To drive further action, every hotel
is also assigned customised annual
energy reduction targets, tailored to its
brand, region and climate zone, and
performance is monitored as part
of broader hotel metrics.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	71

Pioneering low-carbon hotels
To support the future development
of IHG hotels, we are focused on
testing, learning and sharing insights
on innovative approaches that can
accelerate our efforts and inspire
broader adoption of carbon reduction
practices across our estate. In 2025,
we celebrated one year of our
Low Carbon Pioneers programme,
which brings together energy-efficient
hotels that do not combust fossil fuels
on site and are powered by renewable
energy. We expanded this network
to include hotels across Asia, Europe
and the Americas. This provides more
sustainable choices for corporate clients
and leisure guests, while enabling us
to test, learn and share insights on
what works in practice. In our Americas
region, we are supporting owners
that are opening new hotels for select
brands by working alongside architects
during the design phase to provide
low-carbon options of prototypes
for hotel designs.
Supporting hotels source
renewable energy
Helping hotels access renewable energy
can enable them to quickly reduce
emissions, particularly in regions with
carbon-intensive electricity grids.
While most of our hotels operate
under franchise agreements, and
therefore purchase their own energy,
we strive to help hotels access
renewable energy solutions where
we can, including connecting them
with Community Solar programmes
in select US markets.
Where credible renewable energy
markets exist, we assist our managed
hotels in negotiating renewable
electricity contracts.
In addition, several of our global
offices, including our headquarters
in Windsor in the UK and Atlanta
in the US, are procuring 100%
renewable electricity.
We continue to explore the delivery
of a broader renewable energy
programme that can be accessed
by a wider range of our hotels.
In Greater China, we undertook
a feasibility survey this year before
launching a number of pilots for
renewable energy contracts. In the
US, continued efforts have been
focused on the development
of resources to support hotels
interested in exploring on-site
solar opportunities.

1

2

1
Our Meeting for Good programme was named the 2025 Gold Medal winner in Northstar’s Stella Awards for the Best Sustainability Initiative.
2
In partnership with Zeal Hotels and Valor
Hospitality, we opened voco Zeal Exeter Science
Park in the UK, our first branded hotel designed
to reach net zero operational and embodied
carbon. The hotel is designed to operate entirely
on renewable energy and is part of our Low
Carbon Pioneers programme.

72	IHG	Annual Report and Form 20-F 2025

Being a responsible business continued
Our planet continued
Our people
Our communities
Carbon and energy
Waste
Water

Waste: Pioneering the transformation to a minimal waste hospitality industry

–D
r
i
v
e
g
e
n
d
e
r
b
a
l
a
n
c
e
a
n
d
a
d
o
u
b
l
i
n
g
o
f
u
n
d
e
r
-
r
e
p
r
e
s
e
n
t
e
d
g
r
o
u
p
s
a
c
r
o
s
s
o
u
r

l
e
a
d
e
r
s
h
i
p
.
–C
u
l
t
i
v
a
t
e
a
n
i
n
c
l
u
s
i
v
e
c
u
l
t
u
r
e
f
o
r
o
u
r
c
o
l
l
e
a
g
u
e
s
,
o
w
n
e
r
s
a
n
d
s
u
p
p
l
i
e
r
s
.
–S
u
p
p
o
r
t
a
l
l
c
o
l
l
e
a
g
u
e
s
t
o
p
r
i
o
r
i
t
i
s
e
t
h
e
i
r
w
e
l
l
b
e
i
n
g
a
n
d
t
h
e
w
e
l
l
b
e
i
n
g
o
f
o
t
h
e
r
s
.
–D
r
i
v
e
r
e
s
p
e
c
t
f
o
r
a
n
d
a
d
v
a
n
c
e
h
u
m
a
n
r
i
g
h
t
s
.

–Eliminate single-use items, or move to reusable or recyclable alternatives across the guest stay.
–Minimise food going to waste through a ‘prevent, donate, divert’ plan.
–Collaborate to achieve circular solutions for major hotel commodity items.

Contributing to the following UN SDGs

Waste
We recognise the importance
of reducing, reusing and recycling
wherever possible. Key waste streams
in our industry include food service
and single‑use items, and this year
we have continued to advance efforts
across our three regions to reduce
our impact in these areas.
Eliminating single-use items
Hotels are supported through access
to a Single‑Use Items Toolkit, which
provides guidance on reducing, reusing,
replacing and recycling single‑use items.
This resource is available to our hotels
globally and includes brand examples
and insights tailored to properties
operating with varied
waste‑management infrastructures.
In our EMEAA hotels, guest‑facing
communications complement
this approach, and certain guest
room amenities, such as combs and
toothbrushes, are now provided on
request rather than placed in every room,
helping to reduce unnecessary waste.
This approach is further supported
in Greater China, where the expansion
of our partnership with Ant Forest to
nearly 480 hotels enables guests to
forgo selected amenities in exchange
for green points that contribute
to tree‑planting programmes.
Brand standards continue to
strengthen our approach to reducing
plastic waste. This year, standards
eliminating plastic water bottles from
guestrooms, meetings and events
were extended beyond European
hotels to properties in Australia,
New Zealand, Singapore, Japan,
Saudi Arabia and the UAE.
A further brand standard was introduced
to remove plastic bin liners from guest
bedrooms in our EMEAA region.
Circular solutions
We recognise that products provided
to guests staying in our hotels can
collectively generate large amounts
of waste if not reused or recycled.
We therefore aim to embed circular
economy principles by procuring products
that incorporate recycled content or
make sure items can be put to good use
once they leave our hotels. Across our
regions, hotels partner with innovative
organisations to create circular solutions
that reduce waste, drawing on a range
of approaches tailored to different
products, materials and local needs.
In the US, owners can access our Renew,
Renovate, Recover (3RE) playbook,
which supports the handling of major
commodity items during refurbishments
and helps identify partners that can
refurbish or repurpose equipment. In
2025, for example, more than 100 US
hotels participated in a decommissioning
programme for packaged terminal
air conditioners, with over 2,000 units
diverted from landfill upon replacement.
Other initiatives across our regions
include exploring recycling and reuse
options, from coffee‑capsule recycling
and food‑waste diversion to integrating
recycled content into products ranging
from upholstery to uniforms.
Food waste
To effectively combat food waste, we
have implemented a comprehensive
approach that focuses on training,
monitoring, reducing waste at
the source and donating surplus
food whenever possible.
Since launching our global food waste
e-learning module in 2022, it has been
accessed by more than 2,700 hotels
with over 85,000 courses completed.
This year, we updated it with user
experience enhancements, additional
context and actionable guidance to
further engage and help hotel teams
reduce food waste. The refreshed
module will be launched in 2026.
In 2025, we continued to transition
Holiday Inn Express hotels in the US and
Canada to bulk condiments within their
Express Start breakfast bars, helping
to reduce the number of single-use
plastic items and limit food waste.
Additionally, we focus on supporting
our hotels to divert surplus food from
going to waste. In the US, several hotels
have piloted initiatives with surplus‑food
recovery organisations to support local
communities through waste‑diversion
efforts, and in EMEAA we launched
new guidance for hotels on donating
and diverting surplus food. We also
continued our collaboration with the
Too Good To Go app across more
than 100 hotels in the UK, saving over
110,000 meals from going to waste.
In Greater China, more than 50 hotels
now work with the third‑party platform
Xishi Magic Bag, connecting them
with customers who purchase unsold
food and helping to avoid more than
12 tonnes of food waste, with additional
hotels expected to join soon.

+	For more details on how we support our communities through food redistribution initiatives, please see page 69.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	73

Our people
Our communities
Carbon and energy
Waste
Water

Water: Conserving water and helping secure water access in those areas at greatest risk

–D
r
i
v
e
g
e
n
d
e
r
b
a
l
a
n
c
e
a
n
d
a
d
o
u
b
l
i
n
g
o
f
u
n
d
e
r
-
r
e
p
r
e
s
e
n
t
e
d
g
r
o
u
p
s
a
c
r
o
s
s
o
u
r

l
e
a
d
e
r
s
h
i
p
.
–C
u
l
t
i
v
a
t
e
a
n
i
n
c
l
u
s
i
v
e
c
u
l
t
u
r
e
f
o
r
o
u
r
c
o
l
l
e
a
g
u
e
s
,
o
w
n
e
r
s
a
n
d
s
u
p
p
l
i
e
r
s
.
–S
u
p
p
o
r
t
a
l
l
c
o
l
l
e
a
g
u
e
s
t
o
p
r
i
o
r
i
t
i
s
e
t
h
e
i
r
w
e
l
l
b
e
i
n
g
a
n
d
t
h
e
w
e
l
l
b
e
i
n
g
o
f
o
t
h
e
r
s
.
–D
r
i
v
e
r
e
s
p
e
c
t
f
o
r
a
n
d
a
d
v
a
n
c
e
h
u
m
a
n
r
i
g
h
t
s
.

–Implement tools to reduce the water footprint of our hotels.
–Mitigate water risk through stakeholder collaboration to deliver water stewardship at basin level.
–Collaborate to ensure adequate water, sanitation and hygiene
(WASH) conditions for our operating communities.

Contributing to the following UN SDGs

Water
Running our hotels can require significant
volumes of water, so it’s critical we
support them to use water efficiently,
particularly those hotels located in areas
experiencing high water stress or
drought risk.
Since 2019, we have been part of the UN
CEO Water Mandate, which represents
a commitment to six principles aimed at
mobilising business leaders around water,
sanitation and the UN SDGs. As part of
our involvement, we remained members
of the Water Resilience Coalition, which
seeks to prioritise global water stress on
the corporate agenda and preserve the
world’s freshwater resources through
collaborative efforts.
Mitigating water risks
To assess water risks at all hotel
locations based on usage-to-supply
ratios, we use the World Resources
Institute Aqueduct Water Risk Atlas.
We disclose this information in
accordance with the Sustainability
Accounting Standards Board framework,
which includes details on water use
in regions facing extreme and high
water scarcity.
Reducing water use
We have continued to drive installation
of high-efficiency aerated showerheads
and taps across our hotels. Almost
95% of our managed, owned & leased
hotels this year have now adopted
these measures to reduce water use.
Our Greener Stay Initiative allows guests
to forgo daily housekeeping and reuse
linen and towels in return for IHG One
Rewards points, which helps to reduce
water and energy consumption.
This year we launched a new water
conservation guidebook for hotels in
both our Americas and EMEAA regions.
The guidebook provides advice
on establishing a culture of water
conservation within a hotel, as well
as understanding the utilities and
billing structure. The guidebook also
shares operational best practices
and enhancements that drive water
efficiency across different areas of
the hotel, encompassing: plumbing;
food and beverage; housekeeping
and laundry; pool and heating; and
cooling systems and landscaping.
In our Americas region, we have also
been developing resources, running
pilots and gathering case studies
on water-saving technologies to
support engagement with hotels.
In 2025, our water intensity
(m³ of water use per available room)
decreased by 1.7% compared with 2019.
We anticipate that as we implement
water efficiency brand standards
across our hotels, this improvement in
water efficiency will continue to grow.
For detailed water data, please refer
to page 7 of our 2025 ESG Databook.
At the local level, hotels across
our estate are also taking action
to conserve water and engage with
local conservation charities. For
more on the other ways we support
our communities, see page 68.

1

1
Our voco Brussels City North hotel in Belgium has installed an innovative system that collects and treats shower water from guestrooms, helping the hotel reduce water use and associated costs.

74	IHG	Annual Report and Form 20-F 2025

Being a responsible business continued

Our people
Our communities
Carbon and energy
Waste
Water
How IHG is helping
hotels reduce their
environmental impact
We are committed to working closely
with our owners, many of whom are
small business owners, to support their
efforts in reducing their environmental
impacts, decarbonising their properties
and improving operational efficiency.
Choosing to partner with IHG offers our
hotel owners access to the following tools
and resources to build their knowledge,
skills and awareness of ways to reduce
their hotel energy consumption and
reduce water and waste.

Tools and resources to help our owners

Environmental
management
platform and data
collection
Every IHG hotel
has access to our
IHG Green Engage
system, which
enables hotel teams
to measure and
report energy,
water and waste
data. Hotels are
set annual energy
reduction targets,
and we continue
to invest in data
acquisition solutions,
including centralised
utility data feeds
developed with
specialist partners,
which send usage
data directly into
Green Engage to
improve accuracy
and strengthen
hotels’ ability to
respond to client
information requests.

Energy and carbon
reduction training,
tools and incentives
IHG provides
resources to help
hotels identify
and implement
energy‑efficiency
measures. E‑learning
modules outline
practical actions to
reduce consumption,
and the HERO tool
gives building‑specific
recommendations for
energy conservation
measures, including
indicative costs,
savings and payback
periods, supported
by guides and case
studies. Hotels are
also supported to
identify financial
incentives, including
tax‑incentive and
utility‑rebate reports
in the Americas and
an ‘energy‑efficiency‑
as‑a‑service’ option
that finances and
installs energy
conservation measures
with shared savings.

Water and waste
reduction
resources
Food waste
training modules
and supporting
materials, such as
tracking tools and
surplus food rescue
guidance, help teams
apply practical steps
aligned with our
“Prevent, Donate,
Divert” approach.
Hotels in several
regions have access
to guidance to reduce
water use and
associated costs.

Helping
communicate
sustainability to
guests
Hotels receive
practical support
to make their
sustainability work
visible to guests.
Resources include
support for achieving
green certifications,
with guidance on
requirements and
discounted fees
through partnerships
with Green Key and
Green Key Global.
Step‑by‑step
instructions help
hotels enrol in
Meeting for Good,
our sustainable
meetings
programme, and
communication
toolkits and an
online advisory
tool enable hotels
to communicate
initiatives confidently.
Engagement is
further reinforced
through networks
of hotel‑based
champions.

Community
impact resources
Hotels can draw
on a range of
practical resources
to deliver community
initiatives. These
include the Action
Against Hunger
partnership toolkit,
the Community
Tracker guide for
consistent reporting
of volunteering and
donations, and
“Activities in a Box”
materials that help
teams run impactful,
locally relevant
projects.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	75

2025 Transition Plan
Our ambition
In 2021, we set an ambition to reduce
absolute Scope 1, 2, and 3 emissions
(including those from FERA and
franchised hotels) by 46% by 2030
from a 2019 base year. This target
received validation from the Science
Based Targets initiative (SBTi) to
align with climate science. Please
see the carbon and energy section
on page 70 for an overview of our
performance against this target.
Reducing our emissions
While programmes will take time to scale
and achieving our target relies on the
adoption of clean energy infrastructure
in many of our markets, actions are
underway to improve hotel operational
efficiency and position IHG for
accelerated decarbonisation when
market conditions allow. Since setting
our target, we have mapped what it
would take to achieve it, identified key
initiatives and focused on areas we can
control and influence.
Integrating governance
and performance
Oversight sits with the Chief Sustainability
Officer, who reports to the Executive
Committee and the Responsible
Business Committee.
We embed accountability by integrating
annual energy reduction targets into hotel
performance, tailored by region, brand
and climate zone. These are supported by
compliance expectations and a focus on
verifiable data to strengthen transparency.
We also reinforce our commitments by
incorporating carbon measures into
the LTIP for Executive Directors and senior
leaders. Together, these elements create
a coherent approach that seeks to drive
meaningful change across the business.
Our Transition Plan
Short-term
Mid-term
2019
2030
Plan
Act
Scale

Primary decarbonisation levers
–Energy and carbon
modelling to identify
decarbonisation
pathways and that
integrate business
growth plans.
–Return on investment
analysis of energy
efficiency measures,
considering regional
market variations.
–Implementing energy conservation measures in
all existing and new-build hotels, prioritising those
requiring minimal resources or with a return on
investment under five years, supported by brand
standards, hotel-level energy metric and LTIP
remuneration targets for Executive Directors
and senior leaders.
–Investing in tools and training, such as the
HERO tool and the Green Engage platform,
to help owners with decarbonisation initiatives.
–Continue to
increase hotel
adoption of ECMs.
–Partner with
organisations that
can incentivise hotel
owners to adopt
ECMs with longer
payback periods.
Explore innovative
new ECMs and
adopt as and when
the technology
becomes available.
1
Implementing
energy efficiency
measures in hotels
–Develop a definition
of a very low or zero
operational carbon
building to guide
development of
future IHG hotels.
–Development of our Low Carbon Pioneers
programme to increase the number of hotels
that operate at very low or zero carbon to help
us test, learn and share findings on carbon
reduction measures.
–Test, learn and share
findings to promote
the wider adoption
of carbon reduction
practices, and
increase the number
of hotels operating
at very low or
zero carbon.
2
Pioneering low-
carbon hotels
–Understanding
availability of
renewable energy
at scale.
–Transitioning to renewable energy through
mechanisms such as green tariffs, community
solar and on-site renewable generation,
where commercially viable.
–Identifying financial mechanisms to support
widespread adoption of on-site and off-site
renewables.
–Scale access and
adoption of renewable
energy as markets
deregulate.
3
Supporting hotels
to source renewable
energy

76	IHG	Annual Report and Form 20-F 2025

Being a responsible business continued
2025 Transition Plan continued
The external landscape
As a global leader in the hospitality
industry, IHG is committed to driving
sustainability and decarbonisation
efforts across our operations. Reducing
energy use and carbon emissions is
important to supporting our strategy,
enhancing resilience and meeting
the expectations of guests, investors
and wider stakeholders.
Our fee‑based, asset‑light business
model enables the rapid growth of our
hotel estate and delivers higher returns
with lower economic risk. However,
it also means we have limited direct
control over many of the emissions
generated across our business.
We engage owners and key external
stakeholders, supporting hotels to reduce
operational costs, improve performance
and meet evolving sustainability
expectations. This includes working with
industry bodies such as the World
Sustainable Hospitality Alliance (WSHA),
the Global Business Travel Association
(GBTA) and the World Travel & Tourism
Council (WTTC) to help shape shared
standards and accelerate decarbonisation
across the sector. For example, IHG has
supported the WSHA with developing the
industry’s Pathway to Net Positive
Hospitality and tools for
measuring sustainability.
IHG is also a founding member of
the HARP, which aims to improve
supplier sustainability by fostering
collaboration with trading partners,
increasing transparency and
scaling positive impact across the
industry’s value chains, underpinned
by appropriate governance and
compliance controls.
Many of the countries in which
we operate do not have national
net-zero policies, which are critical
for providing the infrastructure,
incentives and regulatory certainty
needed to support progress towards
our decarbonisation target. The key
external macro‑ and industry‑level
factors influencing the pace at
which IHG can decarbonise are
outlined below.

Macro factors

Energy infrastructure
Energy costs and electricity price
differentials influence how attractive
energy-efficiency improvements are,
and determine the viability speed and
payback period of hotel electrification.
Availability of renewable energy
sources and grid capacity for
clean energy adoption impact
decarbonisation.
National regulations National and local environmental laws, taxes and standards can have a significant impact on the pace and scope of the achievement of our carbon reduction commitments.
Economic outlook
Spend by consumers on travel
continues to be an area of resilient
discretionary spending, and is
dependent on the global macro-
economic outlook. Hotel owners’
willingness to invest in initiatives
is impacted by growth conditions
in the global hotel industry.

Industry factors

High cost of retrofits
Retrofitting buildings for energy
efficiency (such as through heating,
ventilation and air conditioning (HVAC),
lighting or insulation upgrades or on-
site renewable energy installations)
can be costly and disruptive,
slowing decarbonisation efforts.

Carbon accounting standards
Current lack of clarity and confidence
in future carbon accounting and
certification rules, such as the use of
market-based solutions like Renewable
Energy Certificates, inhibits effective
business planning.
Employee turnover The hotel industry faces high employee turnover, making it harder to maintain consistent sustainability practices with high levels of retraining required.

Value chain factors

Franchise business model
Many hotel franchisees are small
business owners with limited resources
and access to credit, making it harder
to invest in costly decarbonisation
efforts. They might not face the same
regulatory or investor expectations
concerning carbon performance
as IHG does.

Owner investment decisions
Even within the franchise model, the
pace of decarbonisation depends
heavily on whether individual property
owners choose to invest in energy
efficiency upgrades. These decisions
are influenced by local economics,
access to finance and competing
priorities, and IHG can only encourage
rather than mandate them.
Market demand Guest preferences for sustainable practices and eco-friendly products and services can impact the pace at which a business decarbonises.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	77

Managing climate risks and opportunities

Compliance with Listing Rule 6.6.6R(8)

Our Task Force on Climate-related Financial Disclosures (TCFD) reporting for 2025 is integrated into our Annual Report, and is consistent with the
Companies Act 2006 requirements s414CA and 414CB and the London
Stock Exchange Listing Rule 6.6.6R(8). This includes consistency with all
11 TCFD recommendations and with the Guidance for All Sectors.
The disclosures are supplemented by additional content within the
2025 ESG Databook.

Governance
Board oversight of climate-related
risks and opportunities
The Board retains ultimate responsibility
for the Group’s strategy, including
decarbonisation, and ensures effective
controls and risk management systems
are in place. Management is accountable
for identifying and addressing climate-
related risks and opportunities, as well as
for delivering on climate targets. Climate-
related matters are reviewed quarterly
by the Board and its Committees, and are
embedded in annual strategy sessions,
risk reviews and budget planning. These
discussions include updates on progress
against carbon reduction commitments,
climate risks and opportunities, and
implications for financial resilience and
capital allocation, where applicable.
In line with best practice, the
performance and effectiveness of the
Board and its Committees are carefully
reviewed each year through a formal
evaluation process. The Board’s
overall effectiveness considers Board
composition, including knowledge,
experience and competencies, and
succession planning (see page 127).
Details of Board and Committee
membership and attendance for 2025
are provided on page 117. Individual
Board reports, outlining key duties,
Committee roles, focus areas and
activities during the year, can be found
on pages 128 to 139. We recognise the
importance of stakeholder perspectives
in Board decision-making, and further
information on how Directors have
had regard to these, is provided in the
Section 172 statement (pages 124 to 125)
and in our stakeholder engagement
disclosures (pages 44 to 45).
Climate-related responsibilities are
integrated across all Board Committees:
–Audit Committee: Oversees
climate-related risks as part of the
annual risk cycle, monitors assurance
and data integrity for financial
and non-financial disclosures and
considers the potential impact of
climate change on financial position.
–Responsible Business Committee:
Advises on responsible business
strategy, including climate change,
and monitors progress against
our Journey to Tomorrow goals
and Transition Plan. Provides
recommendations and reports on
carbon-related LTIP measures to
the Remuneration Committee.
–Remuneration Committee: Embeds
climate accountability at senior levels
through LTIP measures linked to
carbon targets.
–Nomination Committee: In line with
UK corporate governance principles,
the Committee reviews the composition
of the Board and its Principal
Committees, evaluating the balance
of skills, experience, independence
and knowledge.
Management’s role in assessing
and managing climate-related risks
and opportunities
IHG’s governance structure embeds
climate-related risks and opportunities,
including decarbonisation as a key
mitigation strategy, into strategic
planning and risk management
processes.
–Executive Committee: Holds overall
responsibility for managing climate-
related risks and opportunities within
IHG’s strategic objectives and risk
framework, including oversight
of our decarbonisation strategy.
Accountability is reinforced through
Executive Committee Sponsors,
the CFO and EVP of Global Corporate
Affairs, who sponsor the principal
risk relating to climate change,
receive updates twice a year and
report to the Board as required.
–ESG Risk & Reporting Steering
Committee: Senior leaders from
finance, legal, risk and corporate
responsibility oversee identification
and assessment of climate-related
risks and opportunities, integrate
scenario analysis into planning and
monitor progress against climate
risk objectives. The Committee
meets quarterly and reports to the
Executive Committee as needed.
–Regional Environment Steering
Committees: These committees tailor
decarbonisation and environmental
strategies to regional contexts and
oversee implementation across
operations. They meet quarterly.
Strategy
IHG’s long-term success relies on
the sustainability of our operations,
the resilience of our supply chain and
effective management of risks that
could impact our business model and
performance, including those related
to climate change. As a major global
hospitality company, we recognise the
important role we play in addressing
climate-related impacts.
Overview of climate-related
risks and opportunities
IHG has identified a range of climate-
related risks and opportunities across
short-, medium- and long-term horizons
that could potentially have a material
impact on IHG. Key risks include transition
risks associated with decarbonisation
expectations and changing consumer
preferences, as well as physical risks
from acute weather events and chronic
changes in climate patterns. Potential
opportunities include enhancing
operational efficiency, strengthening
reputation and providing carbon
efficient hotels aligned with a low-
carbon economy. See table on page
79 to 80 for more details on these
risks and opportunities.

78	IHG	Annual Report and Form 20-F 2025

Being a responsible business continued
Managing climate risks and opportunities continued
To determine which climate-related risks
and opportunities could have a material
financial impact on IHG, we follow a
process aligned with our principal risk
management framework (see pages
46 to 48 for more details). This includes:
1.horizon scanning of regulatory
trends, stakeholder expectations
and market developments;
2.financial materiality screening, which
constitutes a holistic assessment
based on the potential impact across
the following parameters: operating
profit impact, reputational impact,
operational impact, and impact to
investment-grade credit rating; and
3.regular review and governance
oversight, with updates provided
to senior leadership and the
Board as part of our principal
risk reporting cycle.
This process ensures that climate-
related risks and opportunities are
prioritised based on their likelihood,
potential impact and relevance
to IHG’s long-term value creation.
Impacts of climate-related
risks and opportunities
Climate-related risks and opportunities
could affect IHG’s business model,
strategic priorities and financial planning,
if unmitigated. Transition risks may impact
reputation, and operational efficiency,
while physical risks could disrupt hotel
operations, supply chains and resource
availability. These factors could influence
long term shareholder value, requiring
ongoing adaptation of our strategy,
investment in decarbonisation and
mitigation measures, and integration
into capital allocation.
Based on current analysis, these risks
are not assessed as material to IHG’s
financial performance at present;
however, they could become material
over the long-term if unmitigated. We
recognise that certainty over the scale
and timing of these impacts is inherently
challenging, and therefore integrate
these considerations into our strategic
planning and risk management.
Our management strategies aim to
proactively address these risks and
opportunities as circumstances evolve.
To see how IHG integrates this information
into key decision making, see ‘Integration
into overall risk management’ on page 81
and ‘Management of climate-related
risks and opportunities’ on page 80.
Given our asset-light model, we believe
our strategic approach is well suited to
address these challenges and maximise
associated opportunities. ‘Care for
our people, communities and planet’
is one of IHG’s four key strategic pillars
and is delivered through our Journey
to Tomorrow responsible business plan.
Within this, our Transition Plan (see
pages 75 to 76) sets out practical actions
to advance our decarbonisation goals,
including improving energy efficiency,
supporting hotels to source renewable
energy and expanding our Low Carbon
Pioneers programme. It also recognises
external challenges, such as evolving
regulations, market dynamics and
infrastructure availability, that influence
the pace at which we can achieve
our targets. For 2025 performance
and progress against the target,
see pages 70 to 71.
Resilience of IHG’s strategy to
climate-related risks and opportunities
IHG’s strategy is tested for resilience
under a range of climate scenarios.
In accordance with TCFD
recommendations, we’ve assessed
climate risks and opportunities against
(1) transition risks: related to the transition
to a low-carbon economy, and (2) physical
risks: related to the physical impacts
of climate change in our three regions
(Americas, EMEAA and Greater China).
To assess potential transition impacts,
we have used the International Institute
for Applied Systems Analysis’ Shared
Socioeconomic Pathways to capture how
societal, economic and technological
trends could evolve under three selected
temperature rise scenarios.

Climate risk time horizons	Description
Short (1–5 years)
Our short-term horizon encompasses our financial going
concern and viability statement assessments, along
with our budget-setting timeline. Our hotel energy
performance targets are also aligned to this timeframe.

Medium (6–15 years)	Our medium-term time horizon reflects the Group Long Range Plan time horizon from a strategic planning perspective.
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
Change’s 1.5°C, 2°C and 4°C aligned
Representative Concentration Pathways
(RCPs) 2.6, 4.5 and 8.5, respectively.
These scenarios were selected to
capture a range of plausible futures,
from ambitious global decarbonisation
(1.5°C and 2°C) to higher physical
climate risk (4°C), enabling IHG to
assess the resilience of its strategy
under both transition and physical
risk conditions relevant to our
global operations and stakeholder
expectations. The analysis uses the
same boundaries, definitions and
calculation methods as our GHG
reporting methodology (see page 83),
ensuring assumptions and estimates
are consistent, transparent and
based on verified data.
Our strategy is designed to remain
resilient under both transition and
physical risks, with adaptive measures
and ongoing review ensuring we can
respond effectively to a 2°C-or-lower
scenario and to increased physical
climate-related risks. See the table on
pages 79-80 for more details on how
we build resilience to address each
climate-related risk and opportunity.
We have considered these over
the short, medium and long term.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	79

IHG’s climate-related risks and opportunities, if unmitigated

Unmitigated potential risks and opportunities	IHG’s risk management and strategic response to build business resilience
Risk/opportunity 1: IHG’s ability to decarbonise in line with stakeholder expectations Potential short-term (1–5 years) impact under a 1.5°C scenario, if unmitigated
Failure to decarbonise in line with stakeholder expectations could create reputational risk, especially under a 1.5°C scenario, and extend into the medium/long term if progress lags competitors.
Under a 4°C scenario, the reputational risk diminishes as broader failure to meet targets becomes more common.
Market: Stakeholder perceptions may influence investor decisions, potentially impacting our inclusion in sustainability indices and therefore overall attractiveness to investors, and access to certain financing.
It’s possible that some franchisees might be less willing to partner with us, which could lead to lower system growth over the long term.
Based on current investor feedback, and performance in sustainability indices, we are not seeing a material reputational impact at the
Group level. However, we continue to listen closely to owners and operational teams to understand how this risk may manifest in our communities at a regional or local level, and take appropriate action to mitigate its impact.
Policy and legal: The ability of governments to implement policies and plans to implement their climate commitments significantly influences the pace at which IHG can decarbonise.
Current regulatory frameworks are not fully aligned to support business decarbonisation, which is negatively impacting progress against our target. Given this is outside our direct control, we are not seeing it result in a negative reputational impact for our business, but we remain committed to supporting hotel owners in reducing energy consumption and carbon emissions, and continue to
engage with policymakers and industry partners to help drive alignment and accelerate progress.

By taking action to decarbonise and reduce our environmental impact, we help our hotel owners manage rising operational costs, create more secure supply chains and reduce financial risks
linked to climate change, while strengthening IHG’s reputation.
Our predominantly asset-light business model means that the
majority of our hotels are owned by third parties, so we work closely with hotel owners and their teams to lower energy use and carbon emissions. These efforts are embedded within
IHG’s strategic priority to ‘Care for our people, communities and planet’.
We actively engage with our stakeholders, maintain transparency in our reporting and provide a wide range of resources, guidance and training to support our hotels in reducing their carbon
emissions. Our programmes will require time to scale, the actions we are taking today will improve operational efficiency of our buildings and prepare us for accelerated decarbonisation once local market factors, such as renewable energy support for
electricity grids, are more favourable. We continue to track stakeholder perceptions in this area.

Risk/opportunity 2: Changing consumer preferences towards sustainable travel Potential short-term (1–5 years) impact under a 1.5°C scenario, if unmitigated
Market: Growing demand for sustainable travel could affect IHG’s financial performance positively or negatively, depending on our ability to adapt. The impact is likely greater under a 1.5°C scenario, which assumes faster, stricter decarbonisation measures and
stronger consumer expectations and regulatory pressure than
2°C or 4°C pathways.
Our analysis of potential financial impacts considers how travel behaviour could change across different business segments.
It indicates that our corporate customer segment may be most exposed if business travel is included in customer carbon reduction targets. Using publicly available data, we modelled how demand for business travel could be affected under different climate pathways, based on the carbon reduction commitments of companies that use our hotels. While this is a useful indicator, we cannot form a direct correlation to future travel behaviour as sustainability is one of many factors that influence travel decisions, and it is not possible to isolate the impact that each one has individually. We do not have sufficient evidence to suggest that corporate clients are actively reducing travel in a meaningful way to meet emissions goals, and it is not yet clear what role carbon offsets will play in individual strategies. Given
IHG's asset-light, fee-based business model, we do not see a material impact from this risk at the Group level at present. We will continue to monitor this risk as market behaviours and regulations evolve.

Understanding guest preferences and expectations is central
to IHG’s long-term success. To meet evolving expectations for sustainable travel, we are committed to reducing the environmental impact of our hotels by providing training, tools and resources, alongside fostering innovation through cross-industry partnerships.
We work closely with owners to ensure guests are informed about sustainability initiatives and can make choices that align with their values. In 2025 we continued to expand our Low Carbon Pioneers programme, promoted our Greener Stay initiative, supported
hotels with third-party sustainability certifications and advanced our award-winning Meeting for Good programme to address
demand for sustainable options. We track corporate customer
requests for sustainability related information.
We acknowledge the need to analyse other components of
this risk to determine its overall materiality, including corporate and leisure consumer preferences for sustainable stays. While we cannot discount the risk of leisure travellers making more sustainable travel choices, there is currently insufficient evidence to suggest that this is a significant factor in decision-making.
As more external data becomes available, we will explore other components of this risk and continue to refine our assumptions and modelling of the medium- and long-term risk.

+	Our decarbonisation strategy and Transition Plan, outlined on pages 75 to 76, detail our actions, dependencies and progress towards our decarbonisation target.

+	See page 71 for more on our Low Carbon Pioneer programme.

80	IHG	Annual Report and Form 20-F 2025

Being a responsible business continued
Managing climate risks and opportunities continued

Unmitigated potential risks and opportunities	IHG’s risk management and strategic response to build business resilience
Risk 3: Increased frequency and severity of extreme weather events Potential long-term (16–30 years) impact under a 2°C and 4°C scenario, if unmitigated
Acute: Rising global temperatures and the resulting increase in the frequency and severity of extreme weather events creates an inherent risk of disruption to IHG hotel operations, worsening under a 4°C scenario. Disruptions from such events could impact hotel revenues (and the fee income received by IHG), potentially reducing the appeal of the hotel industry to owners in specific locations.
Additionally, IHG may face reputational risks if we do not respond effectively to these events or provide adequate support to affected owners and communities.
In 2025, we completed further analysis to understand how certain acute physical risks might change in the future and how they could impact our operations. Hotel-level analysis indicates that there could be significant increases in incidences of severe storms in the US, China and Southeast Asia by 2050. While these could impact revenue and owner returns at individual hotels, our
preliminary financial analysis to date suggests that our asset-light franchise model and global footprint means that, on an aggregated basis, this risk is unlikely to have a material financial impact to
IHG at the Group level.

We are proud to support our communities in times of need.
With the increasing impacts of climate change being felt globally, we continue to work with humanitarian aid partners to assist with relief and recovery efforts. Our enterprise-wide approach to business resilience planning includes identifying risks, ensuring readiness, responding effectively and facilitating recovery from operational disruptions. We support hotels and surrounding
communities in the aftermath of natural disasters through our humanitarian aid partners, the Disaster Colleague Assistance
Fund and natural disaster guides. We also track in-year trading impacts from extreme weather events to inform planning
and response.

Risk 4: Significant changes in long-term weather patterns Potential long-term (16–30 years) impact under a 2°C and 4°C scenario, if unmitigated
Chronic: As global temperatures rise, chronic physical risks, such as persistent changes in weather patterns, are expected to intensify, particularly under higher temperature scenarios. These changes could lead to higher operating costs for hotel owners, shifts in customer travel patterns and disruptions in resource availability due to population migration and supply chain disruption.
In 2025 we updated our analysis to improve our understanding of the significance of this chronic risk. We have focused on the potential impact of long-term temperature change on energy usage in hotels through increased and/or cooling demands. Our analysis identified that IHG’s hotel locations are more exposed to long-term persistent chronic climate risks than to short-term acute shocks.
Significant risks include heat stress in Southeast Asia, the UAE,
China and India, and water stress in regions such as the US, China,
Australia, Mexico and Saudi Arabia. Extreme temperature, prolonged heatwaves and heavy rainfall are expected to increase under a
4°C scenario (RCP 8.5) to 2030 and 2050. While this could impact revenue and owner returns at individual hotels, our financial analysis to date suggests that our asset-light franchise model and global footprint means that, on an aggregated basis, this risk is unlikely to have a material financial impact to IHG at the Group level.

We support our hotel owners in implementing efficient building practices, including energy and water efficiency and the use of renewable energy sources, to reduce reliance on resources and strengthen hotel resilience. In water management, we guide owners on adhering to brand standards for efficiency, such as installing low-flow fixtures. In drought-affected areas, hotels are bound by local water restrictions, with examples of hotels implementing desalination and working with local conservation charities
and communities.
We monitor and report on water withdrawal in water‑stressed areas, and our regional teams incorporate their understanding of local water stress into hotel engagement, using these insights to tailor water‑conservation guidance and help properties respond to
associated water‑management challenges.

Risk management
Identifying and assessing IHG’s
climate-related risks and opportunities
We identify climate-related risks
and opportunities through regular
horizon scanning of regulatory trends,
stakeholder engagement, benchmarking
against peers and scenario analysis.
Risks are assessed for their potential
to materially affect IHG’s revenue,
costs or reputation across short-,
medium- and long-term horizons.

+	For more information on our disaster response efforts, see page 69.

+	See pages 73 for more details on our Journey to Tomorrow water commitments and 2025 ESG Databook for water data.

Climate risks are assessed using the
same criteria as other enterprise risks,
with definitions aligned to our enterprise
risk management standards. A key
part of this process is determining
their relative significance compared
to other principal risks, including
consideration of existing and
emerging regulatory requirements.
Management of climate-related
risks and opportunities
We manage climate-related risks through
mitigation (e.g., decarbonisation initiatives,
operational efficiency improvements),
transfer (e.g., insurance), acceptance
(where risks are immaterial or unavoidable),
and control (e.g., regulatory compliance).
Decisions on whether to mitigate, transfer,
accept or control climate-related risks
are informed by scenario analysis and
financial materiality screening, considering
potential impacts on revenue, costs
and operations across short-, medium-
and long-term horizons. Both transition
risks (such as regulatory changes
and carbon pricing) and physical risks

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	81

(such as extreme weather and
chronic climate shifts) are assessed
using consistent criteria within our risk
management framework. Prioritisation
considers likelihood, potential financial
impact and strategic relevance,
with oversight by the ESG Risk &
Reporting Committee.
We continually review these risks and
update our assessment as circumstances
evolve to ensure effective management.
Integration into overall
risk management
Climate change is one of IHG’s 10
principal risks, and our processes for
identifying, assessing and managing
these risks are fully integrated into our
principal risk management framework.
This ensures climate risks are considered
alongside other principal risks in
strategic planning, capital allocation
and operational decisions.
Oversight of this process rests with the
Executive Committee and the Board.
Risk reviews are conducted by the
Executive Committee and management
teams, supported by our Risk and
Assurance team, which holds regular
meetings with leaders responsible for
assessing and managing risks. These
discussions consider uncertainties
such as the effect of climate change
on hospitality and steps being taken
to reduce exposure. We also regularly
review and update our risk management
processes to reflect emerging best
practices, regulatory developments
and stakeholder expectations.
Pages 79 and 80 outline our current
management response to the four
potentially material climate risks and
opportunities. See page 193 for critical
accounting policies and the use of
judgements, estimates and assumptions
regarding climate change. See the
forward-looking statements on
page 293.
Metrics and targets
To help us manage our climate-related
risks and opportunities, we have
developed metrics and targets in line
with TCFD recommended disclosures.
Where determination of supplemental
metrics and targets are still in progress,
or we do not consider the category
to be relevant to IHG, we have
provided details.
GHG emissions and
progress against SBT
IHG has a Science Based Targets
initiative (SBTi)-approved carbon
reduction target, with GHG emissions
performance reported as a key
KPI within this Annual Report (see
page 43). We use our carbon footprint –
calculated as absolute GHG emissions
using the GHG Protocol Corporate
Accounting and Reporting Standard –
to track progress against this target
and our decarbonisation strategy
(see pages 70 to 71 for details of the
target and progress). Our Transition Plan
on pages 75 and 76 outlines the actions,
challenges and dependencies involved
in meeting this target.

+	A breakdown of our GHG emissions, intensity metrics and methodology can be found on pages 82 and 83 in our Streamlined Energy and Carbon Reporting (SECR).

Remuneration
To support our broader growth strategy,
as well as our decarbonisation strategy
and transition opportunities, we have
embedded carbon-related metrics that
focus on supporting owners to reduce
energy costs and drive better hotel
performance into executive remuneration
under the Directors’ Remuneration Policy.
Our Executive Directors and other senior
leaders LTIP include targets relating to the
integration of ECMs into brand standards
across new-build and existing hotels.
We track these measures during the
cycle, and we report on achievement
in our Directors’ Remuneration Report
at the end of each cycle.

+	Remuneration Policy see ihgplc.com/ investors/corporate-governance/ directors-remuneration-policy

+	See pages 138 to 161 for more on our Directors’ Remuneration Report.

Capital deployment
Given the asset-light nature of our
business model, we do not consider IHG
capital deployment to be a material lever
for managing our climate-related risks
and opportunities, or for implementing
our Transition Plan. For our owned &
leased hotels, costs for energy efficiency
and carbon reduction are factored into
our five-year capital plan.
Internal carbon pricing
Given that a large portion of our
emissions stem from our franchised
hotels, where our control is limited,
we have determined that a conventional
internal carbon price would not be
the most impactful decarbonisation
mechanism. Consequently, our efforts
are directed toward more suitable
mechanisms, as outlined in our
Transition Plan on pages 75 to 76.
External carbon price
Our revenue-based fee structure
largely insulates us from exposure to
carbon pricing legislation. However,
we recognise that hotel owners may
bear a substantial proportion of any
potential carbon costs. To help maintain
the long-term appeal of their hotels
as investments, we actively support
them in decarbonisation efforts.
Transition risk and opportunities
We track the year-on-year performance
of our GHG emissions as our key metric
and manage these risks using our
carbon reduction target and associated
decarbonisation strategy as outlined on
pages 75 and 76 of our Transition Plan.
We also use bespoke hotel-level energy
reduction metrics and targets, as well
as our remuneration targets, to drive
the uptake of ECMs across our hotels.
Other environmental indicators help
us to assess our performance against
peers, including energy, renewables
and water and waste data.
As our risk profile evolves, we will
review and adapt our metrics to ensure
they remain relevant and effective in
monitoring and managing climate-related
risks and opportunities. Any new metrics
will be disclosed when appropriate.

+	See our environmental performance data in our 2025 ESG Databook on the IHG plc website.

Physical risks
We have conducted detailed analysis of
acute and chronic physical climate risks
across IHG’s hotel portfolio, including
hotel-level modelling of future extreme
weather events and long-term climate
shifts. We track operational impacts
from severe weather, and our financial
analysis indicates these risks are
not currently material at Group level,
but we continue to refine our metrics
and monitoring processes.

+	See risk table on page 80 for details of the physical risks IHG is most exposed to.

82	IHG	Annual Report and Form 20-F 2025

Streamlined Energy and Carbon Reporting (SECR)
The following table shows our annual
GHG performance and accounts
for both our GHG emissions and
energy use in the UK and globally,
in accordance with the Streamlined
Energy and Carbon Reporting
(SECR) requirements.
Every IHG hotel is required to report
their monthly energy consumption,
and each one is assigned an annual
energy reduction target, which is
integrated into hotel-level metrics
and key performance indicators.
This year, we celebrated one
year of our Low Carbon Pioneers
programme, an industry-first initiative
that brings together energy-efficient
hotels that do not combust fossil fuels
on site and are backed by renewable
energy. We continued to embed energy
efficiency measures into our brand
standards in areas such as kitchens,
heating and cooling, and swimming
pools.
More details of our global actions to
reduce carbon and energy can be found
in our Transition Plan on pages 75 to 76
alongside our carbon performance.

Global energy use (MWh)[a]		2025	2024	2019

Managed and owned & leased hotels and corporate offices	Fuel from boilers, furnaces and generators	1,910,881	1,967,349	1,845,772
	Electricity, heat steam and cooling (from non-renewable sources)	4,578,687	4,499,587	3,703,294
	Validated renewable electricity[b]	127,372	38,580	5,114
Franchised hotels	Fuel from boilers, furnaces and generators	3,398,480	3,381,307	3,521,279
	Electricity, heat steam and cooling (from non-renewable sources)	5,626,020	5,443,206	5,292,981
	Validated renewable electricity[b]	12,944	8,324	2,367
Global	Total energy use	15,654,384	15,338,353	14,370,807
UK energy consumption		616,052	609,292	684,588
a.Figures are restated annually (see page 83 for our restatement methodology). 2025 updates include incorporation of historic data from all conversion properties opened after 2019, some of which had previously been excluded, a correction to the available-room denominator used in intensity metrics, and updates to fuel to energy conversions. Performance trends should be assessed using only the restated figures in this report, rather than figures from previous reports. Our underlying methodology remains unchanged.
b.Renewable energy purchased or generated by hotels or corporate offices which have provided evidence of a Renewable Energy Certificate.
Note: renewable energy use from hotels that do not provide evidence will not be accounted for as renewable.

Global GHG emissions (tCO2e)[a]			2025	2024	2019 (baseline)

Managed and owned & leased hotels and corporate offices	Scope 1 (fuel from boilers, furnaces and generators)		412,325	430,458	408,063
	Scope 2 (electricity, heat, steam and cooling)	market-based	2,207,061	2,125,689	1,885,864
	Scope 2 (electricity, heat, steam and cooling)	location-based	2,199,728	2,111,563	1,879,253
	Scope 3 FERA (fuel and energy-related activities)		598,128	581,817	503,267
Franchised hotels	Scope 3 Franchise		2,913,383	2,855,817	2,846,396
	Scope 3 Franchise FERA		592,662	577,542	601,482
Global	Total market-based GHG emissions		6,723,559	6,571,323	6,245,072
UK share of Scope 1 & 2 emissions			10,839	7,745	17,619
a.Figures are restated annually (see page 83 for our restatement methodology). 2025 updates include incorporation of historic data from all conversion properties opened after 2019, some of which had previously been excluded, a correction to the available-room denominator used in intensity metrics, and updates to fuel to energy conversions. Performance trends should be assessed using only the restated figures in this report, rather than figures from previous reports. Our underlying methodology remains unchanged.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	83

Global GHG intensity metrics (tCO2e)[a]		2025	2024	2019

Managed and owned & leased hotels and corporate offices	Total gross revenue ($bn)[b]	13.0	12.2	12.0
	Scope 1 + 2 (market-based) emissions per $1,000 of total gross revenue[b]	0.2015	0.2095	0.1912
	Scope 1 + 2 (market-based) emissions per available room night	0.0258	0.0262	0.0297
Franchised hotels[c]	Scope 3 Franchise emissions per available room night	0.0112	0.0112	0.0128
Global[d]	Total GHG emissions per available room night	0.0186	0.0187	0.0209
a.Figures are restated annually (see page 83 for our restatement methodology). 2025 updates include incorporation of historic data from all conversion properties opened after 2019, some of which had previously been excluded, a correction to the available-room denominator used in intensity metrics, and updates to fuel to energy conversions. Performance trends should be assessed using only the restated figures in this report, rather than figures from previous reports. Our underlying methodology remains unchanged.
b.Denominator is total gross revenue (TGR) associated with our managed hotels and owned & leased hotels only (figure also provided on page 91).
c.Excludes FERA emissions.
d.Global emissions include all GHG emissions aligned to SBT (incl. Managed FERA and Franchised FERA emissions).
Statement of data
methodology
Reporting period
The data reported covers 1 January 2025
to 31 December 2025 and is aligned
with IHG’s financial reporting cycle.
Scope and boundary approach
IHG’s environmental data reporting
methodology follows the Greenhouse Gas
(GHG) Protocol Corporate Accounting
and Reporting Standard which guide how
we define organisational and operational
boundaries, calculate emissions and
apply reporting principles. This supports
consistent, transparent and accurate
reporting across the Group, providing a
reliable basis for performance tracking,
verification and disclosure.
IHG applies the operational control
approach to define the organisational
boundary, covering all subsidiaries
and facilities over which IHG has
operational control.
Scope 1 and 2 emissions cover hotels and
offices under IHG’s operational control,
specifically managed and owned &
leased properties and corporate offices.
Scope 3 includes indirect emissions
from franchised hotels (Category 14:
Franchises) and upstream energy-
related activities (Category 3: Fuel
and Energy-Related Activities).
This scope selection aligns with Science
Based Targets initiative (SBTi) criteria by
focusing on the most material emissions
sources and ensuring at least 67% of
total Scope 3 emissions are covered.
Exclusive partnerships (e.g. Iberostar)
are excluded from all reporting scopes.
Data collection and reporting
All IHG hotels, including managed,
franchised and conversion properties,
and corporate offices are required to enter
monthly energy data into IHG Green
Engage™, the Group’s environmental
data management system.
Where consumption data is unavailable
or lacks reliable supporting evidence,
data is estimated using (i) the hotel’s own
valid historical data, or (ii) representative
averages from comparable hotels, based
on factors such as brand and region/
climate characteristics.
Renewable electricity is recognised only
where verified contractual instruments
are in place (such as Renewable Energy
Certificates, Power Purchase Agreements
or certified green energy contracts).
To calculate GHG emissions (CO2, N2O,
CH4, HFCs), the most recent emissions
factors are used from recognised sources
including IEA, USEPA, and DESNZa, with
all emissions reported in metric tonnes
of carbon dioxide equivalent (tCO2e).
Restatement methodology
Baseline and historical data are
reviewed and restated annually
to reflect improvements in data
quality, updated emission factors,
methodological enhancements
and portfolio movements
(including removing exited hotels
and estimating data for relevant
conversion properties).
Out-of-cycle restatements may be
required where a material change
is identified, defined as a deviation
of 5% or more at Group level for
key data points, or where multiple
smaller changes collectively have
an equivalent impact.
Data assurance and verification
Energy and carbon data undergo
independent limited assurance.
The data is verified to ISO 14064-3.
The verification statement, available
on IHG’s corporate website, confirms
no material misstatements were
identified for the 2025 reporting year
at ihgplc.com/responsible-business.
a.IEA: International Energy Agency, USEPA: United States Environmental Protection Agency, DESNZ: Department for Energy Security and Net Zero (UK).

84	IHG	Annual Report and Form 20-F 2025

Being a responsible business continued

Section 172 statement
Details of how the Directors have had regard to the
matters set forth in Section 172(1)(a) to (f) of the Companies
Act 2006 are provided in the Section 172 statement on
pages 124 to 125.
Further details can be found throughout the Strategic
and Governance Reports, including in our key stakeholder
engagement disclosures on pages 44 and 45.
Non-financial and sustainability
information statement
Non-financial and sustainability information, produced to
comply with sections 414CA and 414CB of the Companies
Act 2006, including a description of policies, due diligence processes, outcomes and risks and opportunities, can be
found as set out below. Internal verification and disclosure controls apply to all information covered in these areas.
–Impact of the Company’s activities on the environment
on pages 70 to 83.
–Social matters on pages 66 to 69.
–Anti-corruption and anti-bribery matters on page 57.
–Employee matters on pages 62 to 67, 125, 139,
145 to 147 and 159.
–Respect for human rights on page 66 and 67.
–A description of the Group’s business model
on pages 24 to 29.
–The Group’s principal risks on pages 48 to 53.
–The Group’s KPIs on pages 40 to 43.

+	See our relevant policies at ihgplc.com/responsible-business

Climate-related financial disclosures
In accordance with Section 414CB of the UK Companies
Act 2006, the required climate-related financial information disclosures can be found integrated throughout the
Strategic Report, primarily in the TCFD report on
pages 77 to 81.

Reporting requirements	Page
a)Group’s governance for assessing and managing climate-related risks and opportunities	77 and 122
b)How climate-related risks and opportunities are identified, assessed and managed	80 and 81
c)How processes for identifying, assessing and managing climate- related risks are integrated into the overall Group Risk Management	46 to 48, 53, 80 and 81
d)Description of climate-related risks and opportunities, and time periods over which they are assessed	78
e)Impact of the climate-related risks and opportunities on the Group’s business model and strategy	78 to 80
f)Analysis of the resilience of the Group’s business model and strategy (climate-related scenarios)	77 and 78
g)Targets used by the Group to manage climate-related risks and to realise climate-related opportunities	75
h)Key performance indicators (including basis of calculating) used to assess progress against targets identified under (g)	43 and 83

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	85

Chief Financial Officer’s review
“The power of our enterprise and
operating model delivered our growth
algorithm, further reinforcing our track
record of driving shareholder returns.”
Michael Glover
Chief Financial Officer
In 2025, the revenue increase was
driven by a combination of RevPAR
growth, the further broadening of our
global estate and the expansion of
ancillary fee streams. Our asset-light
model and focus on cost efficiencies,
while continuing to invest for future
growth, contributed to strong fee
margin and operating profit. Our well-
established cash-generative business
model and robust balance sheet enabled
us to return over $1.1bn to shareholders.
Trading performance
We reinforced our commitment to
enhance the guest experience and
drive owner returns through continued
investment in our brand portfolio,
the markets we operate in, and loyalty
and technology platforms.
Business, Groups and Leisure demand
supported global RevPAR growth of
1.5%, driven by increases in both average
daily rate and occupancy. Performance
by region varied, although this highlighted
the strength of our global footprint:
RevPAR in the Americas and EMEAA
increased compared to 2024, while
Greater China decreased overall but
returned to growth in the fourth quarter.
RevPAR, together with system and
ancillary revenue growth, drove 7%
increase in fee business revenue.
System growth
We achieved the milestone of surpassing
one million open rooms globally, reflecting
the scale and strength of our broad
brand portfolio.
Gross openings in the year grew by 6.6%
and included the acquisition and rollout
of our 20th brand, Ruby.
Our continued focus on the quality
and consistency of our estate resulted
in a removals rate of 2.6%.
Combined, these resulted in net system
size growth of 4.0% year-on-year.
After adjusting for the impact of removing
7,092 rooms previously affiliated with
The Venetian Resort Las Vegas, our
removals rate was 1.9% and net system
size increased by 4.7%.
Signings of 102.1k rooms included 6.7k
Ruby rooms, of which 5.7k rooms were
part of the initial agreement. Conversions
represented around half of openings.
Operating profit
Operating profit increased to $1,198m
compared to $1,041m in 2024. Operating
profit from reportable segmentsa
increased from the prior year by $141m
to $1,265m. The combination of strong
revenue growth and ongoing cost
productivity resulted in a 3.6%pts
increase in fee margina to 64.8%.
The growth in operating profit was
achieved while continuing to reinvest in
the business to support future growth.
Cash generation and liquidity
We generated net cash from operating
activities of $898m, and adjusted free
cash flowa increased by $238m to
$893m, compared to the prior year.
During 2025, we returned over $1.1bn
to shareholders through a combination
of ordinary dividends and share buybacks.
We secured a new $1,500m syndicated
credit facility and successfully removed
the financial covenants associated
with the previous facility.
Our net debt:adjusted EBITDA ratio at the
end of the year finished at 2.5x, within
the 2.5–3.0x range we aim to maintain.
The Board has proposed a final dividend
of 125.9¢, +10% vs 2024, taking the dividend
for the year to 184.5¢. The Board has
also approved a further share buyback
programme to return an additional
$950m to shareholders.
Our uses of cash remain unchanged:
ensuring the business is appropriately
invested in to optimise growth; funding
a sustainably growing dividend; and then
returning excess funds to shareholders.
Future growth
and 2026 priorities
We remain confident in the long-term
structural drivers that underpin our industry.
We are committed to the ongoing
investments in our brands, technology,
loyalty and hotel operations. These
investments in turn further strengthen
our enterprise and support our growth
algorithm, to drive sustained value creation
and additional shareholder returns.
Michael Glover
Chief Financial Officer
a.Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance.
Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 107 to 112, and reconciliations to IFRS figures, where they have been adjusted, are on pages 250 to 256.

86	IHG	Annual Report and Form 20-F 2025

Performance
Group
Group Income Statement summary

		12 months ended 31 December
	2025	2024	2025 vs 2024	2023	2024 vs 2023
		Re- presented[a]		Re- presented[a]
	$m	$m	% change	$m	% change
Revenue[b]
Americas	1,129	1,141	(1.1)	1,105	3.3
EMEAA	811	748	8.4	677	10.5
Greater China	165	161	2.5	161	–
Central	363	262	38.5	221	18.6
Revenue from reportable segments[c]	2,468	2,312	6.7	2,164	6.8
System Fund and reimbursable revenues	2,721	2,611	4.2	2,460	6.1
Total revenue	5,189	4,923	5.4	4,624	6.5
Operating profit[b]
Americas	836	828	1.0	815	1.6
EMEAA	303	270	12.2	215	25.6
Greater China	99	98	1.0	96	2.1
Central	27	(72)	NMd	(107)	(32.7)
Operating profit from reportable segments[c]	1,265	1,124	12.5	1,019	10.3
Analysed as:
Fee business	1,231	1,085	13.5	992	9.4
Owned & leased	43	45	(4.4)	29	55.2
Insurance activities	(9)	(6)	50.0	(2)	200.0
System Fund and reimbursable result	(46)	(83)	(44.6)	19	NMd
Operating profit before exceptional items	1,219	1,041	17.1	1,038	0.3
Operating exceptional items	(21)	–	NMd	28	NMd
Operating profit	1,198	1,041	15.1	1,066	(2.3)
Net financial expenses	(153)	(115)	33.0	(87)	32.2
Analysed as:
Adjusted interest expense[c]	(200)	(165)	21.2	(131)	26.0
System Fund interest	47	50	(6.0)	44	13.6
Foreign exchange gains/(losses)	37	(25)	NMd	35	NMd
Remeasurement of contingent purchase consideration	(8)	(4)	100.0	(4)	–
Profit before tax	1,074	897	19.7	1,010	(11.2)
Tax	(315)	(269)	17.1	(260)	3.5
Analysed as:
Adjusted tax[c]	(290)	(262)	10.7	(253)	3.6
Tax attributable to System Fund	(9)	(4)	125.0	(3)	33.3
Tax on foreign exchange gains/(losses)	–	(3)	NMd	3	NMd
Tax exceptional items	(16)	–	NMd	(7)	NMd
Profit for the year	759	628	20.9	750	(16.3)
Adjusted earnings[e]	774	697	11.0	635	9.8
Basic weighted average number of ordinary shares (millions)	154.4	161.2	(4.2)	169.0	(4.6)
Earnings per ordinary share
Basic	490.9¢	389.6¢	26.0	443.8¢	(12.2)
Adjusted[c]	501.3¢	432.4¢	15.9	375.7¢	15.1
Dividend per share	184.5¢	167.6¢	10.1	152.3¢	10.0
Average US dollar to sterling exchange rate	$1:£0.76	$1:£0.78	(2.6)	$1: £0.80	(2.5)
a.Re-presented to present foreign exchange gains/(losses) on a separate line which was previously presented within ‘Net financial expenses’.
b.Americas and EMEAA include revenue and operating profit before exceptional items from both fee business and owned & leased hotels.
Greater China includes revenue and operating profit before exceptional items from fee business.
c.Definitions for Non-GAAP measures can be found in the ‘Key performance measures and Non-GAAP measures’ section on pages 107 to 112 along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements which can be found on pages 250 to 256.
d.Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
e.Adjusted earnings as used with adjusted earnings per share, a Non-GAAP measure. Excludes $1m profit attributable to non-controlling interest.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	87

Highlights for the year
ended 31 December 2025
Trading varied across our global
footprint. The Americas saw growth in
the first quarter, with the rest of the year
impacted by economic uncertainties,
with the fourth quarter further affected
by tough prior year comparatives.
There was strong demand in EMEAA,
with RevPAR growth in all quarters
of 2025 for this varied region. Greater
China saw sequential quarterly
improvement through the year, with
RevPAR growth in the fourth quarter.
Revenue
RevPAR increased year-on-year by
3.3% in the first quarter, 0.3% in the
second quarter, 0.1% in the third quarter,
1.6% in the fourth quarter and 1.5%
in the full year. Compared to 2024,
average daily rate increased by 0.8%
and occupancy was 0.5%pts higher.
Our other key driver of revenue,
net system size, increased by 4.0%
year-on-year to 1,026,177 rooms on a
reported basis, or 4.7% after adjusting
for the impact of removing 7,092 rooms
previously affiliated with The Venetian
Resort Las Vegas.
Total revenue increased by $266m
(5.4%) to $5,189m, including a $110m
increase in System Fund and reimbursable
revenue. Revenue from reportable
segmentsa increased by $156m (6.7%)
to $2,468m, driven by the combination
of system and RevPAR growth, together
with incremental fees from previous
changes in the arrangements related
to the US co-brand credit card
arrangements and from the sale of
certain loyalty points (together with
certain other ancillary revenues).
These revenue streams achieved the
expected ~$40m and ~$25m step-
changes within IHG’s results from
reportable segmentsa in 2025, along
with additional underlying growth.
Underlying revenuea increased
by $133m (5.7%) to $2,454m, with
underlying fee revenuea increasing
by $110m (6.2%) to $1,890m. Owned
& leased revenue increased by
$29m (5.6%) to $544m.
Operating profit and margin
Operating profit increased by $157m
from $1,041m to $1,198m, including $21m
operating exceptional costs in relation
to the global efficiency programme and
to commercial litigation and disputes,
compared to operating exceptional
items of $nil recorded in the prior
year. The reported System Fund and
reimbursable result improved by $37m
in the year, as the loss reduced from
$83m in 2024 to $46m in 2025.
Operating profit from reportable
segmentsa increased by $141m (12.5%)
to $1,265m. Fee business operating
profit increased by $146m (13.5%) to
$1,231m, due to RevPAR and system
growth which drove a $12m increase in
incentive management fees to $190m,
combined with incremental ancillary
fee revenue. Owned & leased operating
profit declined from $45m to $43m.
Underlying operating profita increased
by $135m (12.0%) to $1,264m.
Fee margina increased by 3.6%pts
over the prior year to 64.8%. Around
2.3%pts was driven by operational
leverage and cost efficiencies from the
global efficiency programme. A further
~1.3%pts was due to incremental fees
from the US co-brand credit card
agreements and from the sale of certain
loyalty points, together with certain
other ancillary revenues.
The impact of the movement in average
USD exchange rates for 2024 compared
to 2025 netted to a $nil impact
on operating profit from reportable
segmentsa when calculated as restating
2024 figures at 2025 exchange rates,
and benefitted operating profit from
reportable segmentsa by $1m when
applying 2024 rates to 2025 figures.
If the average exchange rate during
January 2026 had existed throughout
2025, the 2025 operating profit from
reportable segmentsa would have
been $6m higher.
System Fund and
reimbursable result
The Group operates a System Fund
to collect and administer assessments
from hotel owners for specified
purposes of use, including marketing,
reservations, certain hotel services and
the Group’s loyalty programme, IHG
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
In the year to 31 December 2025,
System Fund and reimbursable revenues
increased $110m (4.2%) to $2,721m.
This was driven by the growth in System
Fund revenue driven by the continued
increase in net system size compounded
by year-over-year RevPAR growth.
The reported System Fund and
reimbursable result improved from a loss
of $83m to a loss of $46m, primarily
due to the System Fund revenue growth
mentioned above and the impact
of our global efficiency programme,
partially offset by increased investments
in marketing and loyalty.
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
reorganisation costs.
a.Definitions for Non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.

88	IHG	Annual Report and Form 20-F 2025

Performance continued
Group continued
Operating exceptional items for
the year to 31 December 2025 were
$21m (2024: $nil), comprising costs
of $12m relating to a global efficiency
programme and $9m relating to
litigation and commercial disputes.
Further information on exceptional
items can be found in note 6 to the
Group Financial Statements.
Net financial expenses
Net financial expenses increased
to $153m from $115m. Net financial
expenses include total interest costs
on public bonds, which are fixed rate
debt, of $153m (2024: $123m) and
interest expense on lease liabilities
of $30m (2024: $30m). In 2025,
foreign exchange gains/(losses) have
been presented on a separate line of
the Group income statement. The 2024
and 2023 amounts were previously
presented within net financial expenses.
Adjusted interesta, which adds back
interest attributable to the System Fund,
increased by $35m to an expense
of $200m, driven by the increase in
net debt and average interest rates
on bond debt.
Foreign exchange gains and losses
Foreign exchange gains of $37m
(2024: losses of $25m) are predominantly
due to translation of intra-group US
dollar monetary assets and liabilities
held by subsidiaries with a sterling
functional currency.
Remeasurement losses on
contingent purchase consideration
Contingent purchase consideration arose
on the acquisition of Regent, and from
2025, the acquisition of the Ruby brand.
The loss of $8m (2024: $4m loss) is
principally the unwind of the discount
due to the passage of time. The total
contingent purchase consideration
liability at 31 December 2025 is $98m
(2024: $73m).
Taxation
The adjusted tax ratea for 2025 was
27.2% (2024: 27.3%). The total tax charge
includes a net exceptional charge of
$16m (2024: $nil), comprising a charge
of $21m following the completion of
an intra-group restructuring transaction
offset by the tax impacts of the operating
exceptional items.
Tax paid in 2025 totalled $307m
(2024 $309m), including exceptional tax
paid of $34m related to the settlement
of a tax liability which originally arose
as a result of the acquisition of Holiday
Inn in 1990.
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
tax profile. Further information on tax
can be found in note 8 to the Group
Financial Statements.

+	IHG’s Approach to Tax policy is available at ihgplc.com/responsible-business under policies.

Earnings per ordinary share
The Group’s basic earnings per ordinary
share is 490.9¢ (2024: 389.6¢). Adjusted
earnings per ordinary sharea increased
by 68.9¢ (15.9%) to 501.3¢.
Dividends and returns
The Board is proposing a final dividend
of 125.9¢ in respect of 2025, an increase
of 10% on 2024. With the interim
dividend of 58.6¢ paid in October 2025,
the total dividend for the year would
therefore be 184.5¢, representing an
increase of 10% on 2024. The ex-
dividend date for ordinary shares is
Thursday 9 April 2026 and the record
date is Friday 10 April 2026. The
corresponding dividend amount in
pence sterling per ordinary share will be
announced on Monday 27 April 2026,
calculated based on the average of the
market exchange rates for the three
working days commencing 22 April
2026. Subject to shareholder approval at
the AGM on Thursday 7 May 2026, the
dividend will be paid on Thursday 14
May 2026.
The dividend payments in 2025 have
returned $270m to IHG’s shareholders.
An additional $892m of surplus capital
was returned to shareholders through
a share buyback programme that
concluded in December 2025. This
repurchased 7,585,264 shares at an
average price of £88.50 per share
and reduced the total number of
voting rights in the Company by 4.8%.
The Board has approved a further
share buyback programme to return
an additional $950m to shareholders
in 2026.
Share price and market capitalisation
The IHG share price closed at £104.60
on Wednesday 31 December 2025,
up 5.1% from £99.54 on 31 December
2024. The market capitalisation of the
Group at the year-end was £15.9bn.

For a discussion of 2024 results, and the changes compared to 2023, refer to the 2024 Annual Report and Form 20-F.

+	ihgplc.com/investors under Annual Report.

Accounting principles
The Group results are prepared
under International Financial
Reporting Standards (IFRS) as
described on page 183 of the
Group Financial Statements.
The application of IFRS requires
management to make judgement,
estimates and assumptions, and
those considered critical to the
preparation of the Group results
are set out on page 184.
The Group discloses certain
financial information both including
and excluding exceptional items.
For comparability of the periods
presented, some of the performance
indicators in this performance review
are calculated after eliminating
these exceptional items. An analysis
of exceptional items is included
in note 6.

a.Definitions for Non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	89

Adjusted EBITDAa reconciliation

	12 months ended 31 December
	2025	2024	2025 vs 2024	2023	2024 vs 2023
	$m	$m	$m change	$m	$m change
Cash flow from operations	1,361	1,149		1,219
Cash flows relating to operating exceptional items	23	(8)		29
Impairment (loss)/reversal on financial assets	(21)	(16)		1
Other impairment charges	(2)	(6)		–
Other non-cash adjustments to operating profit	(93)	(77)		(60)
System Fund and reimbursable result	46	83		(19)
System Fund depreciation and amortisation	(79)	(80)		(83)
Other non-cash adjustments to System Fund result	(46)	(37)		(23)
Working capital and other adjustments	(36)	(56)		(79)
Capital expenditure: contract acquisition costs net of repayments	179	237		101
Adjusted EBITDA[a]	1,332	1,189	143	1,086	103
Group Cash Flow summary

	12 months ended 31 December
	2025	2024	2025 vs 2024	2023	2024 vs 2023
	$m	$m	$m change	$m	$m change
Adjusted EBITDA[a]	1,332	1,189	143	1,086	103
Working capital and other adjustments	36	56		79
Repayments/(payments) related to investments supporting the Group’s insurance activities	3	5		(11)
Impairment loss/(reversal) on financial assets	21	16		(1)
Other impairment charges	2	6		–
Other non-cash adjustments to operating profit	93	77		60
System Fund and reimbursable result	(46)	(83)		19
Non-cash adjustments to System Fund result	125	117		106
Capital expenditure: key money contract acquisition costs, net of repayments	(177)	(206)		(101)
Capital expenditure: gross maintenance	(31)	(31)		(38)
Net interest paid	(156)	(113)		(83)
Tax paid[b]	(273)	(309)		(243)
Principal element of lease payments, net of finance lease receipts	(26)	(42)		(28)
Purchase of own shares by employee share trusts	(10)	(27)		(8)
Adjusted free cash flow[a]	893	655	238	837	(182)
Cash flows relating to exceptional items[b]	(57)	8		(29)
Capital expenditure: gross recyclable investments	(16)	(68)		(50)
Capital expenditure: gross System Fund capital investments	(43)	(45)		(46)
Purchase of brands	(120)	–		–
Deferred purchase consideration paid	–	(13)		–
Disposals and repayments, including proceeds from other financial assets	11	15		8
Repurchase of shares, including transaction costs	(897)	(804)		(790)
Dividends paid to shareholders	(270)	(259)		(245)
Dividends paid to non-controlling interest	–	–		(3)
Other financing cash flows	6	–		–
Net cash flow before other net debt[a] movements	(493)	(511)	18	(318)	(193)
Add back principal element of lease repayments	30	46		28
Exchange and other non-cash adjustments	(88)	(45)		(131)
Increase in net debt[a]	(551)	(510)	(41)	(421)	(89)
Net debt[a] at the beginning of the year	(2,782)	(2,272)		(1,851)
Net debt[a] at the end of the year	(3,333)	(2,782)	(551)	(2,272)	(510)
a.Definitions for Non-GAAP measures can be found in the ‘Key performance measures and Non-GAAP measures’ section on pages 107 to 112.
Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.
b.In 2025 ‘Tax paid’ excludes, and ‘Cash flows relating to exceptional items’ includes, $34m of exceptional tax paid.

90	IHG	Annual Report and Form 20-F 2025

Performance continued
Group continued
Cash flow from operations
For the year ended 31 December 2025,
cash flow from operations was $1,361m,
an increase of $212m on the previous
year. This was predominantly due to the
higher operating profit from reportable
segmentsa, lower contract acquisition
costs and an improvement in the
System Fund and reimbursable result.
Cash flow from operations is the
principal source of cash used to fund
interest and tax payments, capital
expenditure, ordinary dividend
payments and additional returns
of capital to shareholders.
Adjusted free cash flowa
Adjusted free cash flowa was an inflow
of $893m, an increase of $238m on the
prior year. Adjusted EBITDAa increased
by $143m due to the improvement
in trading and growth in ancillary
fee streams. The System Fund and
reimbursable result improved by $37m,
reflecting System Fund revenue growth
and the impact of the global efficiency
programme, partly offset by increased
investments in marketing and loyalty.
Key money contract acquisition costs
net of repayments reduced by $29m,
and tax payments (excluding exceptional
items) were $36m lower due to US tax
reforms. These movements were partly
offset by a $43m increase in net interest
paid reflecting the increase in average
net debt. Working capital and other
adjustments of $36m includes $107m of
cash inflow related to deferred revenue,
driven primarily by $74m related to the
loyalty programme and $37m of upfront
cash flows associated with the new
US co-brand credit card agreements.
Net and gross capital
expenditurea
Net capital expenditurea was $185m
(2024: $253m) and gross capital
expenditurea was $269m (2024: $350m).
Gross capital expenditurea comprised:
$179m of key money contract acquisition
costs; $31m of maintenance; $16m
gross recyclable investments; and
$43m System Fund capital investments.
Net capital expenditurea includes
key money repayments of $2m and
offsets from other disposals and
repayments of $4m, and $78m System
Fund depreciation and amortisation.
Net debta
Net debta increased by $551m
from $2,782m at 31 December 2024
to $3,333m at 31 December 2025.
During the year, the Group invested
$120m to purchase the Ruby brand
and there were $1,167m of payments
related to ordinary dividends and the
share buyback programmes, including
transaction costs. The change in
net debta includes adverse net foreign
exchange impacts of $69m and $19m
of other non-cash adjustments.
Cash and borrowings
Net debta of $3,333m (2024: $2,782m)
is analysed by currency as follows:

	2025	2024
	$m	$m
Borrowings
Sterling*	1,175	1,473
US dollar*	3,257	2,290
Euros*	5	3
Other	25	24
Cash and cash equivalents
Sterling	(549)	(462)
US dollar	(442)	(369)
Euros	(14)	(26)
Chinese renminbi	(69)	(99)
Other	(55)	(52)
Net debt[a]	3,333	2,782
Average net debt level	3,139	2,639
c.*Including the impact of derivative
financial instruments.
Cash and cash equivalents includes
$4m (2024: $2m) that is not available for
use by the Group due to local exchange
controls, $17m (2024: $15m) which is
restricted for use on capital expenditure
under hotel lease agreements and $6m
(2024: $5m) subject to contractual and
regulatory restrictions.

+	Information on the maturity profile and interest structure of borrowings is included in notes 21 to 23 to the Group Financial Statements.

Borrowings included bank overdrafts
of $3m (2024: $17m), which were
matched by an equivalent amount of
cash and cash equivalents under the
Group’s cash pooling arrangements.
Under these arrangements, each pool
contains a number of bank accounts
with the same financial institution, and
the Group pays interest on net overdraft
balances within each pool.
Overseas subsidiaries are typically in a
cash-positive position, and the matching
overdrafts are held by the Group’s
central treasury company in the UK.

+	Information on the Group’s approach to allocation of capital resources can be found on pages 26 and 27.

Sources of liquidity
As at 31 December 2025, the Group had
total liquidity of $2,599m (31 December
2024: $2,319m), comprising $1,500m
of undrawn bank facilities and $1,099m
of cash and cash equivalents (net of
overdrafts and restricted cash). The
increase in total liquidity from December
2024 of $280m is primarily due to net
additional bond funding of $587m and
$150m from the increase in the new
bank revolving credit facility, offset
by net cash outflows of $493mb.
The Group currently has $4,198m of
sterling and euro bonds outstanding.
The bonds mature in August 2026
(£350m), May 2027 (€500m), October
2028 (£400m), November 2029
(€600m), September 2030 (€850m)
and September 2031 (€750m). There
are currency swaps in place on the
euro bonds, fixing the May 2027 bond
at £436m, the November 2029 bond
at $657m, the September 2030 bond
at $990m and the September 2031
bond at $834m. The Group currently
has senior unsecured long-term credit
ratings of BBB from S&P and Baa2
from Moody’s.
In December 2025, the Group entered
into a new $1,500m syndicated
bank revolving credit facility (RCF),
and the previous $1,350m facility
was cancelled on the same day.
The new five-year RCF matures in
December 2030. There are two
one-year extension options that are
at the lenders’ discretion. There are
no financial covenants in the RCF.
The RCF was undrawn at 31 December
2025.
It is management’s opinion that the
current working capital levels and
available facilities are sufficient for the
Group’s present liquidity requirements.
a.Definitions for Non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.
b. As shown in the Cash Flow summary on page 89.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	91

Off-balance sheet
arrangements
At 31 December 2025, the Group had
no off-balance sheet arrangements that
have, or are reasonably likely to have,
a current or future material effect on
the Group’s financial condition, revenues
or expenses, results of operations,
liquidity, capital expenditures or
capital resources.
Contingent liabilities and
financial guarantees
The Group has given financial guarantees
over loans made to facilitate third-party
ownership of hotels of up to $26m. The
carrying amount of these guarantees
was $nil. See note 18 to the Group
Financial Statements for further details.
The Group may be exposed to additional
liabilities resulting from litigation. See
note 29 to the Group Financial Statements
for further details.
Future cash requirements
from contractual obligations
The Group’s future cash flows arising
from contractual commitments relating
to long‑term debt obligations (including
interest payable), derivatives, lease
liabilities and other financial liabilities
are analysed in note 23 to the Group
Financial Statements.
Other cash requirements relate to future
pension scheme contributions (see note
26 to the Group Financial Statements)
and capital commitments (see note 29
to the Group Financial Statements).
The Group also has future commitments
for key money payments which are
contingent upon future events and
may reverse.
Disaggregation of total gross revenue in IHG’s system
Total gross revenue provides a measure of the overall strength of the Group’s brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, exclusive partner and owned & leased hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned & leased hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties. The definition of this key performance measure can be found on page 107.

	12 months ended 31 December
	2025	2024	%
	$bn	$bn	change[a]
Analysed by brand
InterContinental	5.6	5.3	5.6
Kimpton	1.5	1.4	5.9
Hotel Indigo	1.1	1.0	14.0
Crowne Plaza	3.7	3.7	(1.3)
Holiday Inn Express	9.7	9.6	1.4
Holiday Inn	6.1	6.0	1.3
Staybridge Suites	1.4	1.3	4.1
Candlewood Suites	1.0	0.9	5.3
Other	5.1	4.2	24.0
Total	35.2	33.4	5.3

Analysed by ownership type
Franchised[b] (revenue not attributable to IHG)	22.2	21.2	5.1
Managed (revenue not attributable to IHG)	12.5	11.7	5.6
Owned & leased (revenue recognised in Group income statement)	0.5	0.5	5.4
Total	35.2	33.4	5.3
Total gross revenue in IHG’s system increased by 5.3% (4.7% increase at constant currency) to $35.2bn, driven by the combination of RevPAR growth and the increase in the number of hotels in our system.
a.Year-on-year percentage movement calculated from unrounded source figures to provide more precise growth indicators for these figures which are presented in billions of dollars.
b.Includes exclusive partner hotels.

92	IHG	Annual Report and Form 20-F 2025

Performance continued
Group continued
Group hotel and room count

	Hotels		Rooms
At 31 December	2025	Change over 2024	2025	Change over 2024
Analysed by brand
Six Senses	27	–	2,067	117
Regent	11	–	3,212	–
InterContinental	242	15	77,027	3,243
Vignette Collection	31	11	7,256	3,291
Kimpton	85	8	16,208	2,177
Hotel Indigo	191	22	25,676	2,883
voco	124	37	25,227	4,851
Ruby	17	17	2,952	2,952
HUALUXE	24	2	6,426	424
Crowne Plaza	424	9	113,887	263
EVEN Hotels	46	13	6,896	1,814
Holiday Inn Express	3,292	55	351,400	7,443
Holiday Inn	1,247	(2)	225,926	594
Garner	89	66	8,501	6,101
avid hotels	87	11	7,677	875
Atwell Suites	9	3	928	372
Staybridge Suites	350	15	38,287	1,764
Holiday Inn Club Vacations	26	(4)	9,138	(730)
Candlewood Suites	423	31	37,552	2,735
Iberostar Beachfront Resorts	62	7	21,001	1,415
Other	156	18	38,933	(3,532)
Total	6,963	334	1,026,177	39,052

Analysed by ownership type
Franchised[a]	5,886	290	748,178	29,961
Managed	1,060	43	273,808	8,936
Owned & leased	17	1	4,191	155
Total	6,963	334	1,026,177	39,052
a.Includes exclusive partner hotels.
During the year, a record 443 hotels
(65,078 rooms) opened, representing
a 72 hotels (5,961 rooms) increase
from 2024.
Openings included the first 2,952 rooms
(17 hotels) as part of the initial Ruby
agreement. Other openings included
20,338 rooms (133 hotels) in the
Holiday Inn Brand Family, the debut
of Atwell in Greater China and the
continued international momentum
of Garner. Conversions represented
around half of all openings.
In 2025, 26,026 rooms (109 hotels)
left the IHG system, reflecting
our continued focus on the quality
of our estate.
Net system size increased by 4.0%
year-on-year to 1,026,177.
After adjusting for the impact of
removing 7,092 rooms previously
affiliated with The Venetian Resort
Las Vegas, removals increased by
739 rooms (two hotels) compared
to 2024, with a removals rate of
1.9%, and net system size increased
by 4.7%.

Total number of hotels 6,963 2024: 6,629
Total number of rooms 1,026,177 2024: 987,125

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	93

Group pipeline

	Hotels		Rooms
At 31 December	2025	Change over 2024	2025	Change over 2024
Analysed by brand
Six Senses	39	1	2,946	51
Regent	12	3	2,210	223
InterContinental	104	3	26,734	1,042
Vignette Collection	45	10	7,087	698
Kimpton	69	8	13,288	1,155
Hotel Indigo	131	1	20,885	1,454
voco	108	18	21,453	5,825
Ruby	19	19	3,789	3,789
HUALUXE	23	(1)	6,040	(253)
Crowne Plaza	154	14	38,232	2,963
EVEN Hotels	26	(6)	4,861	(706)
Holiday Inn Express	655	18	81,358	2,136
Holiday Inn	295	29	53,559	1,882
Garner	77	(17)	6,953	(1,814)
avid hotels	116	(21)	8,676	(1,973)
Atwell Suites	56	2	5,822	362
Staybridge Suites	150	(7)	16,618	(697)
Candlewood Suites	194	11	14,465	166
Iberostar Beachfront Resorts	5	(2)	2,415	(32)
Other	14	(1)	2,135	(1,997)
Total	2,292	82	339,526	14,274

Analysed by ownership type
Franchised[a]	1,635	37	198,623	7,018
Managed	657	46	140,903	7,411
Owned & leased	–	(1)	–	(155)
Total	2,292	82	339,526	14,274
a.Includes exclusive partner hotels.
The global pipeline totalled 339,526
rooms (2,292 hotels) at the end of 2025,
an increase of 14,274 rooms (82 hotels)
from the prior year, as signings
outpaced openings and terminations.
Group signings of 102,054 rooms
(694 hotels) included 6,741 Ruby rooms
(36 hotels), 5,718 rooms (30 hotels)
as part of the initial agreement.
Signings in 2025 represented a
4,188 rooms (20 hotels) decrease
from the prior year, which included
17,703 rooms (119 hotels) as part of the
initial NOVUM Hospitality agreement.

Total number of hotels in the pipeline 2,292 2024: 2,210
Total number of rooms in the pipeline 339,526 2024: 325,252

94	IHG	Annual Report and Form 20-F 2025

Performance continued
Americas
“We accelerated our enterprise
delivery for both guests and
owners, and delivered strong
growth momentum in 2025.”
Jolyon Bulley
Chief Executive Officer, Americas

46%
Americas
revenue 2025
($1,129m)

Comparable RevPAR movement on previous year (12 months ended 31 December 2025)
Fee business
InterContinental	4.6%
Kimpton	1.3%
Hotel Indigo	0.3%
Crowne Plaza	0.5%
EVEN Hotels	(1.2)%
Holiday Inn Express	0.2%
Holiday Inn	(0.7)%
avid hotels	(1.2)%
Staybridge Suites	0.3%
Candlewood Suites	(0.6)%
All brands	0.3%

Owned & leased
All brands	1.6%
InterContinental Real Lima Miraflores, Peru.
“In 2025, we continued our strong
growth momentum through hotel
openings and new deals entering our
development pipeline. Our established
position in the Essentials and Suites
category, together with growth across
our Lifestyle & Luxury and Premium
brands, provided our guests with more
choice, and our owners a compelling
IHG brand portfolio. Performance
across our brands accelerated in 2025
driven by the implementation of new
technology platforms, growth in our
loyalty delivery, and focus on the
guest experience and owner returns.”
Industry performance
in 2025
Industry RevPAR in the Americas grew
by 1.2% year-on-year, driven by a 2.1%
increase in average daily rate, while
52%
Americas number
of rooms
(529,194)
occupancy declined by 0.5%pts.
US lodging industry RevPAR declined
0.3% year-on-year, as a 0.8%pts decrease
in occupancy was only partly offset by
a 0.9% increase in average daily rate,
significantly trailing the rate of inflation.
Room demand was behind 2024 levels,
due to broader economic uncertainty
and a reduction in international inbound
travel. Notably, group demand saw
declines for nine consecutive months,
while outbound travel from the US grew
by over 2%. Room supply increased
by 0.7%, with conversion activity also
increasing year-on-year.
RevPAR in the US upper midscale chain
scale, where Holiday Inn and Holiday
Inn Express operate, declined by 1.5%.
RevPAR increased by 11.7% in Latin
America. Caribbean growth of 2.2%
was driven by average daily rate.
RevPAR in Mexico increased by 5.7%
and in Canada RevPAR grew by 4.2%.
IHG’s regional performance
in 2025
IHG’s comparable RevPAR in the Americas
grew by 0.3% compared to 2024, driven
by a 0.5% increase in average daily rate
and a 0.1%pts decrease in occupancy.
The region is predominantly represented
by the US, where comparable RevPAR fell
slightly by 0.1% year-on-year, and where
we are most weighted towards our upper
midscale brands, Holiday Inn and Holiday
Inn Express. US RevPAR for the Holiday
Inn brand fell by 1.5%, while the Holiday Inn
Express brand decreased by 0.2%.
Comparable RevPAR in Mexico grew by
5.8%, while Canada increased by 2.2%.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	95

Americas results

	12 months ended 31 December
	2025	2024	2025 vs 2024	2023	2024 vs 2023
	$m	$m	% change	$m	% change
Revenue from the reportable segment[a]
Fee business	963	979	(1.6)	957	2.3
Owned & leased	166	162	2.5	148	9.5
Total	1,129	1,141	(1.1)	1,105	3.3
Operating profit from the reportable segment[a]
Fee business	804	795	1.1	787	1.0
Owned & leased	32	33	(3.0)	28	17.9
	836	828	1.0	815	1.6
Operating exceptional items	(2)	4	NMb	27	(85.2)
Operating profit	834	832	0.2	842	(1.2)
Review of the year ended
31 December 2025
With 529,194 rooms (4,603 hotels),
the Americas represented 52% of IHG’s
room count. The key profit-generating
market is the US, and the Group is also
represented in Latin America, Canada,
Mexico and the Caribbean. In the region,
93% of rooms are operated under the
franchised business model, primarily
under our brands in the upper midscale
segment (including the Holiday Inn
Brand Family). Of IHG’s 20 hotel brands,
18 are represented in the Americas.
RevPAR performance in the first quarter
was strongest. From the second quarter,
certain types of business and leisure
travel were impacted by broader factors,
such as lower international inbound
demand and less government travel.
The fourth quarter also faced tough
comparables as certain locations in the
prior year saw increased hurricane related
demand. Compared to the prior year,
Business demand increased while
Groups and Leisure declined.
Americas comparable RevPAR
improved by 3.5% in the first quarter
then decreased 0.5% in the second
quarter, 0.9% in the third quarter,
1.4% in the fourth quarter and
increased 0.3% in the full year, all
compared to 2024. RevPAR in the
US decreased by 0.1% in the year.
Across our US franchised estate, which
is weighted to domestic demand in
upper midscale hotels, full-year RevPAR
decreased 0.3% year-on-year. The US
managed estate, weighted to upper
upscale and luxury hotels in urban
locations, saw RevPAR increase by 2.0%
in the full year compared to 2024.
Revenue from the reportable segmenta
decreased by $12m (1.1%) to $1,129m.
Operating profit increased by $2m to
$834m, including a $2m exceptional
cost in relation to the global efficiency
programme, compared to an
exceptional income of $4m in the
prior year. Operating profit from the
reportable segmenta increased by
$8m (1.0%) to $836m.
Revenue and operating profit from
the reportable segmenta are further
analysed by fee business and owned
& leased hotels.
Fee business revenuea decreased by
$16m (1.6%) to $963m as comparable
RevPAR growth was offset by lower
revenue from a number of non-
comparable hotels including those
exiting the system and others
undergoing renovation, small reductions
in certain other fee revenue areas,
adverse currency movements and one
fewer trading day from the leap-year
impact. There were $20m of incentive
management fees earned (2024: $21m).
Fee business operating profita increased
by $9m (1.1%) to $804m, supported by
system growth and cost efficiencies.
This led to fee margina growing
to 83.4%, compared to 81.2% in 2024.
Owned & leased revenue increased by
$4m (2.5%) to $166m, with comparable
RevPAR up 1.6% compared to 2024,
reflecting the specific trading environments
related to this small portfolio of just
four hotels. Owned & leased operating
profit decreased by $1m (3.0%) to $32m.
a.Definitions for non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.
b.Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
For discussion of 2024 results, and the changes compared to 2023, refer to the 2024 Annual Report and Form 20-F.

+	More details online: ihgplc.com/investors under Annual Report.

96	IHG	Annual Report and Form 20-F 2025

Performance continued
Americas continued
Americas hotel and room count

	Hotels		Rooms
At 31 December	2025	Change over 2024	2025	Change over 2024
Analysed by brand
Six Senses	2	–	81	–
Regent	1	–	167	–
InterContinental	48	3	17,055	783
Vignette Collection	3	1	805	214
Kimpton	62	1	11,289	206
Hotel Indigo	82	7	10,944	816
voco	28	9	2,993	928
Crowne Plaza	101	(3)	25,020	(1,336)
EVEN Hotels	27	5	3,586	464
Holiday Inn Express	2,542	16	232,517	1,768
Holiday Inn	661	(16)	106,181	(3,345)
Garner	33	23	2,687	1,932
avid hotels	87	11	7,677	875
Atwell Suites	8	2	754	198
Staybridge Suites	327	15	34,474	1,701
Holiday Inn Club Vacations	26	(4)	9,138	(730)
Candlewood Suites	417	25	36,921	2,104
Iberostar Beachfront Resorts	26	2	9,443	176
Other	122	15	17,462	(5,554)
Total	4,603	112	529,194	1,200

Analysed by ownership type
Franchised[a]	4,432	113	493,389	1,883
Managed	167	(1)	34,468	(683)
Owned & leased	4	–	1,337	–
Total	4,603	112	529,194	1,200
a.Includes exclusive partner hotels.
Gross system size growth was 3.6%
year-on-year. Openings increased by
1,944 rooms (38 hotels) year-on-year to
18,776 rooms (178 hotels), with around
a third in our Holiday Inn Brand Family.
Openings also included 11 avid hotels,
nine voco properties and 23 Garner
hotels, taking the brand to 33 properties
since it became franchise-ready in
the US in September 2023.
During the year, 17,576 rooms (66 hotels)
were removed, including 7,092 rooms
previously affiliated with The Venetian
Resort Las Vegas, representing a
removal rate of 3.3%.
Net system size growth was 0.2%
year-on-year.
Excluding the impact of The Venetian
Resort Las Vegas, net system size
growth was 1.6% and the removal
rate was 2.0%.

Total number of hotels 4,603 2024: 4,491
Total number of rooms 529,194 2024: 527,994

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	97

Americas pipeline

	Hotels		Rooms
At 31 December	2025	Change over 2024	2025	Change over 2024
Analysed by brand
Six Senses	9	–	649	(11)
InterContinental	9	(2)	2,229	(557)
Vignette Collection	4	–	282	(193)
Kimpton	30	–	5,522	(163)
Hotel Indigo	24	(3)	3,071	(167)
voco	27	4	3,539	927
Crowne Plaza	6	–	1,127	83
EVEN Hotels	4	(4)	483	(466)
Holiday Inn Express	336	(1)	31,478	(550)
Holiday Inn	65	–	7,744	(46)
Garner	50	7	4,145	650
avid hotels	116	(21)	8,676	(1,973)
Atwell Suites	50	(2)	4,968	(254)
Staybridge Suites	135	(7)	14,007	(967)
Candlewood Suites	184	9	13,175	(24)
Iberostar Beachfront Resorts	4	(2)	2,144	(32)
Other	14	–	2,135	(217)
Total	1,067	(22)	105,374	(3,960)

Analysed by ownership type
Franchised[a]	1,023	(20)	98,598	(3,477)
Managed	44	(2)	6,776	(483)
Total	1,067	(22)	105,374	(3,960)
a.Includes exclusive partner hotels.
At 31 December 2025, the pipeline
totalled 105,374 rooms (1,067 hotels),
representing 20% of the region’s
system size.
Signings increased by 74 rooms, but
decreased by 15 hotels year-on-year
to 26,626 rooms (268 hotels). The
majority of signings were in our midscale
and upper midscale brands, including
the Holiday Inn Brand Family (9,022
rooms, 88 hotels), Staybridge Suites
(3,127 rooms, 31 hotels), Candlewood
Suites (2,881 rooms, 44 hotels) and
Garner (2,773 rooms, 32 hotels).
11,810 rooms (112 hotels) were removed
from the pipeline, compared to 9,550
rooms (94 hotels) in the prior year.

Total number of hotels in the pipeline 1,067 2024: 1,089
Total number of rooms in the pipeline 105,374 2024: 109,334

98	IHG	Annual Report and Form 20-F 2025

Performance continued
EMEAA
“We continued to build
momentum in 2025, through
the strength and breadth
of our enterprise.”
Kenneth Macpherson
Chief Executive Officer, EMEAA

33%
EMEAA revenue
2025
($811m)

Comparable RevPAR movement on previous year (12 months ended 31 December 2025)
Fee business
Six Senses	16.4%
InterContinental	7.0%
Hotel Indigo	3.4%
voco	6.7%
Crowne Plaza	5.4%
Holiday Inn Express	1.4%
Holiday Inn	2.4%
Staybridge Suites	3.3%
All brands	4.7%

Owned & leased
All brands	2.1%
“We continued to build momentum
in 2025, with strong signings and
openings across the region reflecting
the long-term investments in our
priority markets and platforms, and
our ongoing commitment to place
our guests and owners at the heart of
everything we do. Our brand offering
in EMEAA continues to expand, with
the launch of EVEN Hotels into the
region and the exciting acquisition
of Ruby hotels complementing
our portfolio and providing further
opportunity for growth. The strength
and breadth of our enterprise and
our strong market teams provide real
confidence for 2026 and beyond.”
Industry performance
in 2025
Industry RevPAR in EMEAA increased
28%
EMEAA number
of rooms
(287,602)
by 6.1% year-on-year, driven by markets
including Japan, Spain and Turkey,
and underpinned by increases in both
average daily rate and occupancy
of 4.7% and 0.9%pts, respectively.
In the UK, industry RevPAR increased
by 1.0% year-on-year. In Germany,
RevPAR declined by 0.7%, reflecting
challenging comparables following
significant one-off events in 2024.
RevPAR increased by 13.2% in the
Middle East, supported by a slowdown
in supply growth and robust
Leisure demand.
Elsewhere in EMEAA, East Asia & Pacific
increased by 7.5% year-on-year, led by
double-digit growth in Vietnam and
Japan of 18.0% and 13.5%, respectively,
driven by strong inbound tourism
and events, such as the World Expo
in Osaka.
IHG’s regional performance
in 2025
EMEAA comparable RevPAR increased
by 4.6% year-on-year, driven by a 2.4%
increase in average daily rate and a
1.6%pts increase in occupancy. In the
UK, the region’s largest market, RevPAR
Ruby Lucy Hotel, London, UK.
increased by 1.1% compared to 2024.
Germany, the region’s second largest
market, saw a RevPAR decrease of
2.1% and France grew by 5.1%.
RevPAR in the Middle East and India
increased by 8.8% and 4.6%, respectively.
Elsewhere in EMEAA, RevPAR increased
by 5.5% in East Asia & Pacific, with
Vietnam and Japan increasing by
27.1% and 7.2%, respectively.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	99

EMEAA results

	12 months ended 31 December
	2025	2024	2025 vs 2024	2023	2024 vs 2023
	$m	$m	% change	$m	% change
Revenue from the reportable segment[a]
Fee business	433	395	9.6	354	11.6
Owned & leased	378	353	7.1	323	9.3
Total	811	748	8.4	677	10.5
Operating profit from the reportable segment[a]
Fee business	292	258	13.2	214	20.6
Owned & leased	11	12	(8.3)	1	NMb
	303	270	12.2	215	25.6
Operating exceptional items	(13)	(4)	225.0	1	NMb
Operating profit	290	266	9.0	216	23.1
Review of the year ended
31 December 2025
Comprising 287,602 rooms (1,478 hotels)
at the end of 2025, EMEAA represented
28% of IHG’s room count. Revenues are
largely generated from hotels in the UK,
Middle East, Asia and gateway cities
in continental Europe.
The largest proportion of rooms in the
UK and continental Europe are operated
under the franchised business model,
primarily under our upper-midscale
brands Holiday Inn and Holiday Inn
Express. The majority of hotels in
markets outside of Europe are operated
under the managed business model.
RevPAR grew in each quarter in 2025,
with this varied region benefitting
from growth in both average daily
rate and occupancy. Business, Leisure
and Groups demand increased when
compared to 2024 levels.
EMEAA comparable RevPAR increased
year-on-year by 5.0% in the first quarter,
3.0% in the second quarter, 2.8%
in the third quarter, 7.1% in the fourth
quarter and 4.6% in the full year,
driven broadly evenly by increases
in occupancy and average daily rate.
Revenue from the reportable segmenta
increased by $63m (8.4%) to $811m.
Operating profit increased by $24m to
$290m, including a $13m exceptional
cost in relation to the global efficiency
programme and commercial litigation
and disputes. Operating profit from
the reportable segmenta increased
by $33m (12.2%) to $303m.
Revenue and operating profit from
the reportable segmenta are further
analysed by fee business and owned
& leased hotels.
Fee business revenuea increased
by $38m (9.6%) to $433m, driven by
RevPAR and the fees added from
net system growth.
Incentive management fees earned
improved to $134m (2024: $118m).
Fee business operating profita increased
to $292m from $258m in the prior year.
Fee margina increased to 67.4% in 2025,
compared to 65.3% in 2024, with
positive operating leverage driven by the
trading performance, system growth
and cost efficiencies.
Owned & leased revenue increased by
$25m (+7.1%) to $378m, with RevPAR up
2.1%. Reflecting the trading conditions,
cost bases and variable rent structures
of this largely urban-centred portfolio
of 13 hotels, an operating profit of $11m
was achieved compared to $12m in
2024. Excluding the results of one
Kimpton hotel in 2025 (being the year
of lease commencement) and one
Regent hotel in 2024 (being the year
of lease expiration), revenue increased
by $26m and operating profit was in
line with the prior year.
a.Definitions for Non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.
b.Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
For discussion of 2024 results, and the changes compared to 2023, refer to the 2024 Annual Report and Form 20-F.

+	More details online: ihgplc.com/investors under Annual Report.

100	IHG	Annual Report and Form 20-F 2025

Performance continued
EMEAA continued
EMEAA hotel and room count

	Hotels		Rooms
At 31 December	2025	Change over 2024	2025	Change over 2024
Analysed by brand
Six Senses	24	–	1,856	117
Regent	4	–	991	–
InterContinental	128	7	35,341	1,396
Vignette Collection	21	8	4,666	2,557
Kimpton	18	5	3,685	1,187
Hotel Indigo	74	8	9,037	833
voco	68	17	16,862	2,254
Ruby	17	17	2,952	2,952
Crowne Plaza	185	4	43,796	(94)
Holiday Inn Express	363	3	53,601	766
Holiday Inn	426	1	78,097	702
Garner	56	43	5,814	4,169
Staybridge Suites	23	–	3,813	63
Candlewood Suites	6	6	631	631
Iberostar Beachfront Resorts	36	5	11,558	1,239
Other	29	5	14,902	2,356
Total	1,478	129	287,602	21,128

Analysed by ownership type
Franchised[a]	1,025	94	170,049	13,511
Managed	440	34	114,699	7,462
Owned & leased	13	1	2,854	155
Total	1,478	129	287,602	21,128
a.Includes exclusive partner hotels.
Gross system size growth was 9.0%
year-on-year. In 2025, 24,107 rooms
(147 hotels) opened, representing
an increase of 487 rooms (13 hotels)
compared to 2024.
Openings included 2,952 rooms
(17 hotels) as part of the initial Ruby
agreement and a further 3,802 rooms
(38 hotels) relating to our initial
agreement with NOVUM Hospitality.
Accelerated by the NOVUM Hospitality
agreement, Garner opened 4,169 rooms
(43 hotels). Other notable openings
included 17 voco properties, marking
the brand’s entry in Thailand, 15 hotels
in the Holiday Inn Brand Family and five
Kimpton hotels, including the brand’s
debut in Germany.
In 2025, 2,979 rooms (18 hotels)
were removed compared to 4,413
rooms (22 hotels) in the prior year.
Net system size increased 7.9%
year-on-year.

Total number of hotels 1,478 2024: 1,349
Total number of rooms 287,602 2024: 266,474

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	101

EMEAA pipeline

	Hotels		Rooms
At 31 December	2025	Change over 2024	2025	Change over 2024
Analysed by brand
Six Senses	29	1	2,225	44
Regent	10	3	1,683	223
InterContinental	64	4	15,694	1,168
Vignette Collection	32	7	4,494	115
Kimpton	21	6	3,550	1,296
Hotel Indigo	54	5	9,185	1,977
voco	59	9	12,463	3,047
Ruby	19	19	3,789	3,789
Crowne Plaza	73	14	17,202	3,181
EVEN Hotels	2	2	555	555
Holiday Inn Express	100	11	15,699	1,360
Holiday Inn	127	13	23,347	528
Garner	27	(24)	2,808	(2,464)
Staybridge Suites	15	–	2,611	270
Candlewood Suites	10	2	1,290	190
Iberostar Beachfront Resorts	1	–	271	–
Other	–	(1)	–	(1,780)
Total	643	71	116,866	13,499

Analysed by ownership type
Franchised[a]	289	25	42,730	5,158
Managed	354	47	74,136	8,496
Owned & leased	–	(1)	–	(155)
Total	643	71	116,866	13,499
a.Includes exclusive partner hotels.
At 31 December 2025, the EMEAA
pipeline totalled 116,866 rooms
(643 hotels), representing 41%
of the region’s system size.
In 2025, 43,409 rooms (248 hotels)
were signed, including 5,718 (30 hotels)
as part of the initial Ruby agreement.
Signings declined by 6,866 rooms
(23 hotels) year-on-year, as 2024
included 17,703 rooms (119 hotels)
as part of the NOVUM Hospitality
agreement.
Over a quarter of signings were in our
Luxury & Lifestyle brands, including
13 InterContinental properties, four
Regent hotels and two Six Senses
properties. Signings also included
19 Garner hotels marking the brand’s
debut in India, Thailand and Italy,
and 14 Kimpton properties, including
the first for the brand in the UAE,
Morocco and Austria.
In 2025, 5,803 rooms (30 hotels)
were removed from the pipeline,
compared to 5,514 rooms (34 hotels)
in the prior year.

Total number of hotels in the pipeline 643 2024: 572
Total number of rooms in the pipeline 116,866 2024: 103,367

102	IHG	Annual Report and Form 20-F 2025

Performance continued
Greater China
“Trading performance
sequentially improved through
2025, and we achieved record
signings and openings.”
Daniel Aylmer
Chief Executive Officer, Greater China

7%
Greater China
revenue 2025
($165m)

Comparable RevPAR movement on previous year (12 months ended 31 December 2025)
Fee business
Regent	19.1%
InterContinental	(2.0)%
Hotel Indigo	5.1%
HUALUXE	(1.6)%
Crowne Plaza	(2.9)%
Holiday Inn Express	(6.5)%
Holiday Inn	(4.9)%
All brands	(1.6)%
“Trading performance has shown
sequential improvement through 2025,
with resilient domestic demand and
the return of international guests.
We achieved record signings and
openings, including Kimpton Tsim
Sha Tsui in Hong Kong and the first
Atwell in Shanghai. Powered by our
brand portfolio and digital-enabled
enterprise delivery, we are set to
scale our growth across segments
and elevate the quality of our
estate and owner returns.”
Industry performance
in 2025
Greater China industry RevPAR
declined in the first eight months
before recovering in the remainder
of the year. For the full year, industry
RevPAR decreased by 2.0%, impacted
20%
Greater China
number of rooms
(209,381)
by occupancy declines amid strong
supply growth, while average daily
rate remained broadly flat.
RevPAR declined year-on-year in all
tiers in Mainland China: Tier 1 decreased
by 0.8% as supply expanded faster
than demand; Tier 2 declined 4.6%
as demand contracted while supply
increased; Tier 3 reported the sharpest
decline at 5.3%, as significant supply
growth impacted occupancy; and
Tier 4 decreased 2.6%, as supply
growth outweighed otherwise solid
demand growth.
The supply-led occupancy compression
across Tiers 1-4 was partially offset
by strong performance in Hong Kong
SAR where RevPAR grew by 5.4%.
IHG’s regional performance
in 2025
IHG’s comparable RevPAR in Greater
China declined by 1.6% year-on-year,
as occupancy growth of 0.5%pts was
offset by a 2.4% decline in average
daily rate.
In Mainland China, RevPAR decreased
by 3.0%. Tier 1 cities declined by
Atwell Suites, Shanghai Wuning, China.
0.3% and Tier 2–4 cities decreased
by 4.4%. RevPAR in Hong Kong SAR
increased by 10.1%.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	103

Greater China results

	12 months ended 31 December
	2025	2024	2025 vs 2024	2023	2024 vs 2023
	$m	$m	% change	$m	% change
Revenue from the reportable segment[a]
Fee business	165	161	2.5	161	–
Total	165	161	2.5	161	–
Operating profit from the reportable segment[a]
Fee business	99	98	1.0	96	2.1
Operating profit	99	98	1.0	96	2.1
Review of the year
ended 31 December 2025
Comprising 209,381 rooms (882 hotels)
at 31 December 2025, Greater China
represented 20% of the Group’s room
count. Historically, the Greater China
region has predominantly been a
managed market. Following increased
franchised openings in 2025, franchised
hotels now account for 40% of open
rooms and around half of the
region’s pipeline.
Compared to 2024, overall Greater
China RevPAR decreased 3.5% in the
first quarter, 3.0% in the second quarter,
1.8% in the third quarter and then
increased 1.1% in the fourth quarter,
with a decline of 1.6% in the full year.
Overall, Business and Leisure demand
was broadly flat year-on-year, while
Groups declined.
Revenue from the reportable segmenta
in 2025 of $165m represented a $4m
increase from the prior year, with
incremental revenue from system
growth more than offsetting the effect
of RevPAR decline in the comparable
estate and lower fee streams on
reduced non-room revenue. Incentive
management fees decreased from
$39m in 2024 to $36m in 2025.
Fee margina reduced to 60.0%
compared to 60.9% in 2024, reflecting
strategic one-off cost investments
during the year and the reduction in
incentive management fees. Despite
these temporary headwinds, supported
by the benefits of our increasing scale
and cost efficiencies in the region,
operating profit increased by $1m (1.0%)
to $99m, underscoring the resilience of
the region's operating model.
a.Definitions for non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.
For discussion of 2024 results, and the changes compared to 2023, refer to the 2024 Annual Report and Form 20-F.

+	More details online: ihgplc.com/investors under Annual Report.

104	IHG	Annual Report and Form 20-F 2025

Performance continued
Greater China continued
Greater China hotel and room count

	Hotels		Rooms
At 31 December	2025	Change over 2024	2025	Change over 2024
Analysed by brand
Six Senses	1	–	130	–
Regent	6	–	2,054	–
InterContinental	66	5	24,631	1,064
Vignette Collection	7	2	1,785	520
Kimpton	5	2	1,234	784
Hotel Indigo	35	7	5,695	1,234
voco	28	11	5,372	1,669
HUALUXE	24	2	6,426	424
Crowne Plaza	138	8	45,071	1,693
EVEN Hotels	19	8	3,310	1,350
Holiday Inn Express	387	36	65,282	4,909
Holiday Inn	160	13	41,648	3,237
Atwell Suites	1	1	174	174
Other	5	(2)	6,569	(334)
Total	882	93	209,381	16,724

Analysed by ownership type
Franchised	429	83	84,740	14,567
Managed	453	10	124,641	2,157
Total	882	93	209,381	16,724
Gross system size growth was 11.5%
year-on-year, with a record level
of 118 hotels (22,195 rooms) added
to our system in 2025.
During 2025, we celebrated our 800th
opening and IHG’s 50th anniversary
in Greater China, and the milestone
of 200,000 rooms open in the region.
Openings were mainly in our Holiday Inn
Brand Family (11,686 rooms, 67 hotels).
Other openings included the debut of
Atwell in the region, 11 voco properties,
eight EVEN Hotels and two Kimpton
properties.
Removals included 5,471 rooms
(25 hotels) in the year, representing
a removal rate of 2.8%.
Net system size growth was 8.7%
year-on-year.

Total number of hotels 882 2024: 789
Total number of rooms 209,381 2024: 192,657

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	105

Greater China pipeline

	Hotels		Rooms
At 31 December	2025	Change over 2024	2025	Change over 2024
Analysed by brand
Six Senses	1	–	72	18
Regent	2	–	527	–
InterContinental	31	1	8,811	431
Vignette Collection	9	3	2,311	776
Kimpton	18	2	4,216	22
Hotel Indigo	53	(1)	8,629	(356)
voco	22	5	5,451	1,851
HUALUXE	23	(1)	6,040	(253)
Crowne Plaza	75	–	19,903	(301)
EVEN Hotels	20	(4)	3,823	(795)
Holiday Inn Express	219	8	34,181	1,326
Holiday Inn	103	16	22,468	1,400
Atwell Suites	6	4	854	616
Total	582	33	117,286	4,735

Analysed by ownership type
Franchised	323	32	57,295	5,337
Managed	259	1	59,991	(602)
Total	582	33	117,286	4,735
As at 31 December 2025, the pipeline
totalled 117,286 rooms (582 hotels),
representing 56% of the region’s
system size.
Signings of 32,019 rooms represented
a record 178 hotels, and were ahead
of last year by 2,604 rooms (18 hotels).
More than half of signings were in
our Holiday Inn Brand Family. Other
notable signings included 16 voco
hotels, five Atwell and four Vignette
Collection properties in the region.

Total number of hotels in the pipeline 582 2024: 549
Total number of rooms in the pipeline 117,286 2024: 112,551

106	IHG	Annual Report and Form 20-F 2025

Performance continued
Central
Central results

	12 months ended 31 December
	2025	2024	2025 vs 2024	2023	2024 vs 2023
	$m	$m	% change	$m	% change
Revenue from the reportable segment[a]
Fee business	336	239	40.6	200	19.5
Insurance activities	27	23	17.4	21	9.5
Total	363	262	38.5	221	18.6
Gross costs
Fee business	(300)	(305)	(1.6)	(305)	–
Insurance activities	(36)	(29)	24.1	(23)	26.1
Total	(336)	(334)	0.6	(328)	1.8
Operating profit/(loss) from the reportable segment[a]
Fee business	36	(66)	NMb	(105)	(37.1)
Insurance activities	(9)	(6)	50.0	(2)	200.0
	27	(72)	NMb	(107)	(32.7)
Operating exceptional items	(6)	–	NMb	–	NMb
Operating profit/(loss)	21	(72)	NMb	(107)	(32.7)
a.Definitions for Non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.
b.Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
Review of the year
ended 31 December 2025
Central fee business revenue is mainly
comprised of technology fee income,
co-brand licensing fees and a portion of
revenue from the consumption of
certain IHG One Rewards points. Central
revenue additionally includes revenue
recognised from insurance activities
relating to the managed hotel insurance
programme.
Central revenue increased by $101m
(38.5%) to $363m. This was primarily due
to incremental fees from previous
changes in the arrangements related to
the US co-brand credit card agreements
and from the sale of certain loyalty
points (together with certain other
ancillary revenues). These revenue
streams were anticipated to contribute
within IHG's results from reportable
segmentsa an incremental ~$40m and
~$25m, respectively, with these step-
changes achieved in 2025, along with
additional underlying growth.
Gross costs increased by $2m (0.6%)
year on year, driven by significant
individual claims in the insurance
programme, which were partially offset
by lower costs in the fee business driven
by our ongoing focus on efficiencies.
The resulting $27m operating profit from
the reportable segmenta was an increase
of $99m year-on-year. Operating profit
of $21m included a $6m exceptional
cost in relation to the global efficiency
programme (further information on
exceptional items can be found in
note 6 to the Financial Statements).

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	107

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
These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way. As these measures exclude certain items (for example, the costs of individually significant legal cases or commercial disputes), they may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Group Financial Statements (see pages 250 to 256).

Linkage of performance measures to Directors’ remuneration and KPIs

A	Annual Performance Plan	LT	Long Term Incentive Plan	KPI	Key Performance Indicators

+	See pages 138 to 161 for more information on Directors’ remuneration and pages 40 to 43 for more information on KPIs.

Measure	Commentary
Global revenue per available room (RevPAR) growth RevPAR, average daily rate and occupancy statistics are disclosed on pages 257 to 259.
RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.
RevPAR comprises IHG’s System (see Glossary, page 299) rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by the average daily rate.
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

Total gross revenue from hotels in IHG’s system Owned & leased revenue as recorded in the Group Financial Statements is reconciled to total gross revenue on page 91.
Total gross revenue is revenue not wholly attributable to IHG; however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of system performance, giving an indication of the strength of IHG’s brands and the combined impact of IHG’s growth strategy and RevPAR performance.
Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream. IHG’s business model is described on pages 24 to 29. Total gross revenue comprises:
–Total rooms revenue from franchised hotels;
–Total hotel revenue from managed and exclusive partner hotels including food and beverage, meetings and other revenues, reflecting the value driven by IHG and the base upon which fees are typically earned; and
–Total hotel revenue from owned & leased hotels.
Other than total hotel revenue from owned & leased hotels, total gross revenue is not revenue attributable to IHG, as these managed, franchised and exclusive partner hotels are owned by third parties.
Total gross revenue is used to describe this measure as it aligns with terms used in the Group’s management, franchise and exclusive partner agreements and, therefore, is well understood by owners and other stakeholders.

KPI
KPI

108	IHG	Annual Report and Form 20-F 2025

Performance continued
Key performance measures and non-GAAP measures continued

Measure	Commentary
Revenue and operating
profit measures
The reconciliation
of the most directly
comparable line item
within the Group
Financial Statements
(i.e. total revenue
and operating profit,
accordingly) to the non-
IFRS revenue and
operating profit
measures is included
on pages 250 to 256.

Revenue and operating profit from (1) fee business, (2) owned & leased hotels, and (3) insurance activities are described as ‘revenue from reportable segments’ and ‘operating profit from reportable segments’, respectively, within note 2 to the Group Financial Statements. These measures are presented insofar as they relate to each of the Group’s regions and its Central functions.
Management believes revenue and operating profit from reportable segments are meaningful to investors and other stakeholders as they exclude the following elements and reflect how management monitors the business:
–System Fund and reimbursables – the System Fund is not managed to generate a surplus or deficit for IHG over the longer term; it is managed for the benefit of the hotels within the IHG system. As described within the Group’s accounting policies (page 184), the System Fund is operated to collect and administer cash assessments from hotel owners for specific purposes of use including marketing, the Guest Reservation System, certain hotel services and the Group’s loyalty programme. As described within the Group’s accounting policies (page 186) there is a cost equal to reimbursable revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management does not include these revenues in their analysis of results.
–Exceptional items – these are identified by virtue of their size, nature or incidence with consideration given to consistency of treatment with prior years (including items that impact more than one reporting period) and between gains and losses. Examples of exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. The Group’s accounting policy for exceptional items and further detail of those items presented as such are included in the Group Financial Statements
(see pages 187 and 201).
In further discussing the Group’s performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:
–Underlying revenue;
–Underlying operating profit;
–Underlying fee revenue; and
–Fee margin.
Operating profit measures are, by their nature, before interest and tax. The Group’s reported operating profit additionally excludes remeasurement gains/losses on contingent purchase consideration, which relates to financing of acquisitions. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.
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

Underlying revenue and underlying operating profit
These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned & leased hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group’s ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group’s operating performance, prior year measures are restated at constant currency using current year exchange rates.
Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group’s financial performance.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	109

Measure	Commentary
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

Fee margin
Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing fee operating profit by fee revenue. Fee revenue and fee operating profit are calculated from revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude revenue and operating profit from the Group’s owned & leased hotels as well as from insurance activities and significant liquidated damages.
Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG’s core fee-based business, as the scale of IHG’s operations increases with growth in IHG’s system size.

Adjusted interest Financial income and financial expenses as recorded in the Group Financial Statements is reconciled to adjusted interest on page 255.
Adjusted interest is presented before exceptional items and the following items of interest which are recorded within the System Fund:
–Interest income is recorded in the System Fund on the outstanding cash balance relating to the
IHG loyalty programme. These interest payments are recognised as interest expense for IHG.
–Other components of System Fund interest income and expense, including capitalised interest, lease interest expense and interest income on overdue receivables.
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

Adjusted tax The tax expense and the tax rate as recorded in the Group Financial Statements are reconciled to adjusted tax and the adjusted tax rate on page 256.
Adjusted tax excludes the impact of foreign exchange gains/losses, exceptional items, the System
Fund and remeasurement gains/losses on contingent consideration. Foreign exchange gains/losses vary year on year depending on the movement in exchange rates, and remeasurement gains/losses on contingent consideration and exceptional items also vary year on year. These can impact the current year’s tax charge. The System Fund (including interest and tax) is not managed to a surplus or deficit for IHG over the longer term and is, in general, not subject to tax. Management believes removing these from both profit and tax provides a better view of the Group’s underlying tax rate on ordinary operations and aids comparability year on year, thus providing a more meaningful understanding of the Group’s ongoing tax charge.

Adjusted earnings per ordinary share Profit available for equity holders is reconciled to adjusted earnings per ordinary share on page 256.
Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove the System Fund and reimbursable result, interest attributable to the System Fund and foreign exchange gains/losses, change in remeasurement gains/losses on contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments and exceptional tax.
Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.

KPI
KPI
KPI
KPI

110	IHG	Annual Report and Form 20-F 2025

Performance continued
Key performance measures and non-GAAP measures continued

Measure	Commentary
Net debt Net debt is included in note 22 to the Group Financial Statements.
Net debt is used in the monitoring of the Group’s liquidity and capital structure and is used by management in the calculation of the leverage ratios with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.
Net debt comprises loans and other borrowings, lease liabilities, the principal amounts payable and receivable on maturity of derivatives swapping debt values, less cash and cash equivalents.
A summary of the composition of net debt is included in note 22 to the Group Financial Statements.

Adjusted EBITDA Cash from operations as recorded in the Group Financial Statements is reconciled to adjusted EBITDA on page 89.
One of the key measures used by the Group in monitoring its debt and capital structure is the net debt: adjusted EBITDA ratio, which is managed with the objective of maintaining an investment-
grade credit rating. The Group has a stated aim of targeting this ratio at 2.5-3.0x. Adjusted EBITDA is defined as cash flow from operations, excluding cash flows relating to exceptional items, cash flows arising from the System Fund and reimbursable result, other non-cash adjustments to operating profit or loss, working capital and other adjustments, and contract acquisition costs.
Adjusted EBITDA is useful to investors as an approximation of operational cash flow generation.

Adjusted free cash
flow, gross capital
expenditure, net
capital expenditure
The reconciliation of the
Group’s statement of
cash flows (i.e. net cash
from investing activities,
net cash from operating
activities, accordingly) to
the non-IFRS cash flow
measures and capital
expenditure is included
on pages 254 to 255.

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

LT
KPI

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	111

Measure	Commentary
Adjusted free cash flow, gross capital expenditure, net capital expenditure continued Gross capital expenditure
Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of
System Fund capital investments (see page 27 for a description of System Fund capital investments and recent examples).
Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs and to exclude payments and repayments related to investments supporting the Group’s insurance activities and changes in bank accounts pledged as security.
In order to demonstrate the capital outflow of the Group, cash flow receipts such as those arising from disposals and distributions from associates and joint ventures, and finance lease income, are excluded. Lease incentives and similar contributions received are included in gross capital expenditure as they directly reduce the Group’s outlay. The measure also excludes any material investments made in acquiring businesses (including brands), including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.
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
–Key money, which reflects amounts paid to owners to secure management and franchise agreements;
–Maintenance capital expenditure, which reflects investments to maintain our systems, corporate offices and owned & leased hotels;
–System Fund capital investments which are strategic investments to drive growth at hotel level;
and
–Recyclable investments, such as all investments in associates and joint ventures and any loans to facilitate third-party ownership of hotel assets, which are generally intended to be recoverable in the medium term and are to drive growth of the Group’s brands and expansion in primary markets.
Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

Net capital expenditure
Net capital expenditure provides an indicator of the capital intensity of IHG’s business model.
Net capital expenditure is derived from net cash from investing activities, which includes receipts such as those arising from disposals and distributions from associates and joint ventures, adjusted to include contract acquisition costs (net of repayments) and interest receipts from owner loans, and to exclude payments and repayments related to investments supporting the Group’s insurance activities, changes in bank accounts pledged as security, finance lease income and any material investments made in acquiring businesses (including brands), including any subsequent payments of deferred or contingent purchase consideration included within investing activities which are typically non-recurring in nature.
In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recovered from the System Fund, over the life of the asset (see page 27).
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

112	IHG	Annual Report and Form 20-F 2025

Performance continued
Key performance measures and non-GAAP measures continued
Changes in definitions to
the 2024 Annual Report
and Accounts
The definition of ‘Adjusted interest’
has been updated and prior year
reconciliations re-presented. An
adjustment was previously made to
remove foreign exchange gains and
losses, but these are now reported
separately in the Group Income
Statement. This change does not
affect total adjusted interest.
Other changes seek to add clarity
to the definitions and reconciliations
by aligning with terminology used
in the Group financial statements.
Change in terminology
The descriptor ‘Owned, leased and
managed lease’ has been renamed
to ‘Owned & leased’ for brevity.
The definition remains unchanged
and reflects hotels operated by IHG
where IHG is, or effectively acts as,
the owner, with responsibility for
assets, employees and running
costs. The entire revenue and profit
of the hotels are recorded in IHG’s
financial statements.

+	The performance review should be read in conjunction with the Non-GAAP reconciliations on pages 250 to 256 and the Glossary on pages 297 to 299.

Crowne Plaza Manila, Philippines.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	113

Viability statement
The Directors have determined that a
three-year period ending 31 December
2028 is appropriate for the viability
statement. The Group’s annual financial
planning process prepares a three‑year
plan that incorporates principal risks,
strategic priorities, and prevailing market
conditions. This plan is reviewed by the
Directors and provides the overarching
framework for strategic and longer‑term
decision‑making across the business.
Principal risks
The relative strength and resilience
of the IHG business model to
severe shocks has been proven by
performance through the Covid-19
pandemic, with positive cash flows
being generated through one of the
most challenging periods of trading in
the history of the industry. In assessing
the viability of the Group, the Directors
have considered the impact of the
principal risks as outlined on pages
48 to 53. The discussion on those pages
includes a description of why these
risks are important to the achievement
of our objectives and how the Group
manages these risks.
We have considered which principal
risks could have the most significant
and direct impact to the viability of the
Group during the three-year period of
assessment and they are shown below,
alongside the scenario that is used to
model those risks.

Viability scenarios and assumptions

Trading and profitability improved in
2025 reflecting the continued growth
in travel demand and our increase
in net system size. Our efficient
operating model resulted in Group
adjusted free cash flow[a] of $893m
during 2025 and net debt[a] increased
by $551m, after $1,167m of ordinary
dividends and the share buyback.
The Group’s business model is
discussed in more detail on
pages 24 to 29.
There is a range of possible planning
scenarios over the three-year period
considered in this review due to
macro uncertainties and geopolitical
risks affecting markets in each of our
regions. In assessing the viability of the
Group, the Directors have reviewed
a number of scenarios, weighting
downside risks that would threaten the
business model, future performance,
solvency and liquidity of the Group
more heavily than opportunities.
In performing the viability analysis,
the Directors have considered a
‘Base Case’ which assumes that global
RevPAR in 2026 to 2028 continues
to grow in line with market expectations
in each of our regions.

The assumptions applied in the
viability assessment are consistent
with those used for Group planning
purposes, the going concern
assessment, for impairment testing
and for assessing recoverability
of deferred tax assets (see further
detail on page 183).
The Directors have also reviewed
a ‘Severe Downside Case’ reflecting
a severe but plausible scenario
equivalent to the market conditions
experienced through the 2008-09
global financial crisis, in which
RevPAR declines by 17% in 2026
before recovering by 5% in both
2027 and 2028.
A ‘Combined Scenario’ has also been
considered, modelling the Severe
Downside Case in conjunction
with a significant cash flow impact
from a one-off event, such as
a cybersecurity incident.
The viability assessment has been
undertaken by evaluating the Base
Case, Severe Downside Case and
Combined Scenario with reference
to the Group’s available liquidity.

Scenarios modelled	Related to principal risks
Severe Downside Case This models a prolonged decrease in RevPAR, which may be driven by external or internal factors.
–Operational resilience to incidents
or disruption or control breakdown
(including geopolitical, safety
and security, cybersecurity, fraud
and health-related).
–Guest preferences for, or loyalty to,
IHG-branded hotel experiences
and channels.
–Talent and capability attraction,
retention and development.
–Our ability to deliver technological
or digital performance or innovation
(at scale, speed etc).
–Owner preferences for or ability
to invest in our brands.

Combined Scenario This models the Severe Downside Case and the impact of a specific material incident, which could relate to cybersecurity or an alternative material impact on the cash flow statement.	All of the risks above, and –Data and information usage, storage and transfer. –Legal, regulatory and contractual complexity or litigation exposures.
a.Definitions for Non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.

114	IHG	Annual Report and Form 20-F 2025

Viability statement continued
We have also considered the principal
risks that may impact the viability of the
Group over a longer period; for example,
the impact of climate-related physical
and transition risks. The physical and
transition climate risks to which IHG is
most exposed are discussed in the TCFD
statement on pages 77 to 81. Physical
risks are not considered material to
the long-term viability of the Group,
and transition risks present both
opportunities and risks. While some
transition risks have been assessed as
being potentially material to the Group
over the next one to five years under
a 1.5°C scenario, this scenario is not
considered a likely outcome, leading
to the probability of a material impact
on the Group’s viability assessment
through 31 December 2028 as low.
Funding
The Group’s revolving credit facility
(RCF) was refinanced in December 2025
with a new $1,500m facility. The facility
has an initial five-year term, maturing
in December 2030, with two additional
one-year extension options. There are
no financial covenants in the new facility.
See note 23 to the Group Financial
Statements for further details.
In September 2025, the Group issued
a five-year €850m bond. There are
three bond maturities in the period
under consideration: £350m in August
2026, €500m in May 2027 and £400m
in October 2028. It has been assumed
that there is an annual bond issuance
up to one year in advance of maturities.
We continue to plan to maintain an
investment-grade credit rating, which
provides good access to the debt
capital markets.

Viability assessment

The Group enters the assessment period with substantial liquidity at
31 December 2025 of $2,599m, comprising cash and cash equivalents
(net of overdrafts and restricted cash) of $1,099m plus an undrawn bank facility of $1,500m.
Under the Base Case, Severe Downside Case and Combined Scenario,
the Group is forecast to generate positive free cash flow over the 2026–28 period. The principal risks that could be applicable have been considered and are able to be absorbed within the liquidity available.
The Directors reviewed a number of actions that could be taken if required to reduce discretionary spend, creating substantial additional liquidity.
The Directors reviewed a reverse stress test scenario to determine what would be required to exhaust the liquidity in the Combined Scenario. This included modelling no refinancing available during the period of assessment. The
Directors concluded that it was very unlikely that a single risk or combination of the risks considered could create the sustained impact required to threaten the viability of the Group.

Conclusion
The Directors have assessed the
viability of the Group over the three-year
period to 31 December 2028, taking
account of the Group’s current position,
the Group’s strategy and the principal
risks documented in the Strategic
Report. Based on this assessment, the
Directors have a reasonable expectation
that the Group will be able to continue
in operation and meet its liabilities
as they fall due over the period to
31 December 2028.
See also our business model on pages
24 to 29 the going concern assessment
on page 183 and the impact of the
principal risks on pages 48 to 53.
For and on behalf of the Board
Elie Maalouf
Chief Executive Officer
16 February 2026
Michael Glover
Chief Financial Officer
16 February 2026

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	115

Hotel Indigo Galapagos, Ecuador.

116	IHG	Annual Report and Form 20-F 2025

Chair’s overview
“The Board remained focused on
disciplined execution and governance
throughout 2025 as the Group
advanced its strategy and strengthened
culture and resilience.”
Deanna Oppenheimer
Chair of the Board
During 2025, the Board strived to ensure
that the Group maintained a robust and
resilient governance framework as it pursued
its strategic objectives against the backdrop
of a volatile geopolitical environment
and ongoing economic uncertainty.
Recognising the importance of aligning
organisational culture with long‑term
strategy, the Board undertook an in‑depth
review of the Group’s culture, with
particular emphasis on strengthening a
performance culture (further information
on the performance culture is included
on page 62). This work was informed by
insights from organisational assessments
and external research and benchmarking,
alongside consideration of how the Group’s
growth behaviours are embedded across
the business. The Board also reviewed the
Group’s approach to change management
and communication, key people priorities
such as recruitment, talent development,
succession planning and reward, and
evaluated the leadership capabilities
required to sustain and evolve the
performance culture.
The Board also continued its oversight
of cybersecurity, receiving regular updates
on the Group’s cyber-risk profile, key threat
trends and the effectiveness of controls.
It reviewed progress in strengthening
resilience, including enhancements to
detection, response and disaster-recovery
capabilities, and considered assurance
findings to ensure the Group maintains
robust protection against evolving
cyber threats.
Throughout the year, I and other members
of the Board were pleased to further
engage with shareholders, hotel owners
and colleagues.
The Board undertook an extensive shareholder
consultation exercise, particularly in relation
to the Company’s approach to remuneration
and the Directors’ Remuneration Policy
approved during the year. We also enjoyed
engaging with and hearing directly from hotel
owners and a variety of colleagues as part
of market visits to hotels and the Group’s
corporate offices.
During my short‑term medical leave of absence,
Graham Allan, our Senior Independent
Non‑Executive Director, assumed the
responsibilities of Chair of the Board and
Chair of the Nomination Committee on an
interim basis. Graham brought deep board and
leadership experience to the role, ensuring
continuity and demonstrating the Board’s
focus on its strategic and governance
priorities. I would like to thank Graham for
his contribution and keeping the Board
operating seamlessly during this period.
Focus areas and activities
In addition to the areas outlined above,
during 2025 the Board continued to
oversee the Group’s growth ambitions,
supporting and approving the Group’s
acquisition of the Ruby brand and the
launch of a new premium collection brand.
The Board also supported the strengthening
of the Group’s financial resilience and liquidity
profile through approval of an €850 million
bond issuance and the refinancing of the
Group’s $1.5 billion revolving credit facility.
Developments in the technology and
AI spaces also featured prominently on
the Board agenda. The Board considered
the Group’s approach to AI opportunities,
including initiatives deployed as part of
efficiency and effectiveness workstreams,
as well as AI’s impact on customer
acquisition and the broader industry, and
this will continue to be a focus in 2026.
The Board also continued to monitor the
Group’s approach to disaster recovery,
with particular focus on third-party risks
and supply chain dependency.
More information on the Board’s activities
during the year is given on pages 123 to 126.
Board composition
While no new appointments to or
resignations from the Board took effect
during the year, we announced the
appointment of Nicholas Cadbury as a
Non-Executive Director to be effective from
1 March 2026. Nicholas’ global hospitality
and travel sector knowledge, together with
his expertise across finance, technology,
sustainability and commercial property,
will bring significant value to the Board.
Information on Nicholas’ appointment is
included in the Nomination Committee
Report on pages 136 and 137.
In line with UK corporate governance
requirements and recommendations
on Board gender and diversity, our Board
continues to meet the FTSE Women Leaders
Review recommendations for women
on a FTSE 100 Board. With regard to
the Parker Review, which looks at the
ethnic diversity of UK boards and senior
management in FTSE 350 companies,
IHG exceeds the recommendations
set by the review with three ethnically
diverse directors as shown on page 121.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	117

Committee activities
The Board delegates certain responsibilities
to its Committees to assist in ensuring
effective corporate governance across
the business. During 2025:
–the Audit Committee focused on
assessing the Group’s financial and non-
financial governance and monitoring its
risk management and internal control
framework (see its report on pages
128 to 133);
–the Remuneration Committee focused
on executive reward, the Directors’
Remuneration Policy and the approach to
performance management and reward
(see its report on pages 138 to 161);
–the Responsible Business Committee
focused on progress against the
2025 responsible business priorities,
which support the Group’s Journey
to Tomorrow responsible business plan
(see its report on pages 134 and 135); and
–the Nomination Committee focused
on Board composition, the continued
development of Executive Committee
succession plans and the internal
performance review (see its report
on pages 136 and 137).
Further detail on the Group’s governance
structure is given on page 122.
Board performance review
During the year, an internal review
of the performance of the Board and
its Committees was undertaken. I am
pleased to report that, overall, the review
supported the positive conclusions of
the Board and its Committees as to their
performance. Further details of the internal
performance review can be found on
page 127. Individual director feedback
assessments were also conducted,
details of which can be found on page 127.
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
Our statement of compliance with
the Code is on pages 162 and 163.
A summary outlining the differences
between the Group’s UK corporate
governance practices and those
followed by US companies can be
found on page 284.
Looking forward
In 2026, the Board will focus on
the continued delivery of the Group’s
strategic objectives, while ensuring
that a robust governance framework
is maintained.
Deanna Oppenheimer
Chair of the Board
16 February 2026

Changes to the Board, and its Committees, and Executive Committee
Nicholas Cadbury	Nicholas was appointed to the Board as a Non-Executive Director with effect from 1 March 2026
Wayne Hoare	Wayne retired from his role as Chief Human Resources Officer and the Executive Committee on 31 December 2025
Tejas Katre	Tejas was appointed to the Executive Committee as Chief Human Resources Officer from 1 January 2026

Board and Committee membership and attendance in 2025	Appointment date	Additional/ Committee appointments	Board	Audit Committee[a]	Responsible Business Committee	Nomination Committee	Remuneration Committee

Total meetings held			8	5	4	6	5
Chair
Deanna Oppenheimer[b]	01/06/22	N, R	6/8	–	–	4/6	3/5
Chief Executive Officer
Elie Maalouf	01/01/18		8/8	–	–	–	–
Executive Director
Michael Glover	20/03/23		8/8	–	–	–	–
Senior Independent Non-Executive Director
Graham Allan	01/09/20	A, N, RB, SID	8/8	5/5	4/4	6/6	–
Non-Executive Directors
Arthur de Haast	01/01/20	A, RB	8/8	5/5	4/4	–	–
Duriya Farooqui[c]	07/12/20	VoE, A, RB	7/8	5/5	4/4	–	–
Byron Grote	01/07/22	A, N, R	8/8	5/5	–	6/6	5/5
Sir Ron Kalifa	01/01/24	A, R	8/8	5/5	–	–	5/5
Angie Risley	01/09/23	N, R, RB	8/8	–	4/4	6/6	5/5
Sharon Rothstein	01/06/20	A, RB	8/8	5/5	4/4	–	–
a.In principle, the full Board attends the relevant sections of the Audit Committee meetings when financial results are considered.
b.Deanna Oppenheimer did not attend the Board or Committee meetings during her short-term medical leave of absence.
c.Duriya Farooqui was not able to attend a Board meeting due to a prior commitment.

Board Committee membership and additional appointments key
A Audit Committee memberSID Senior Independent Non-Executive Director
R Remuneration Committee memberVoE Non-Executive Director responsible for workforce engagement – Voice of the Employee
RB Responsible Business Committee member
N Nomination Committee member
(Ch) Chair of a Board Committee

118	IHG	Annual Report and Form 20-F 2025

Our Board of Directors At 16 February 2026, our Board of Directors comprises:

Deanna Oppenheimer Non-Executive Chair
Appointed to the Board: 1 June 2022
Committee membership:

N	R

Deanna is the founder of CameoWorks,
LLC, an advisory firm supporting
C-suite leaders, and BoardReady.io,
a non-profit focused on board
effectiveness. She previously held senior
leadership roles at Barclays PLC and
has served on multiple listed company
boards, including Tesco PLC (Senior
Independent Director), Hargreaves
Lansdown (Chair), and Whitbread PLC
(Remuneration Committee Chair).
As Chair, Deanna leads the Board,
ensuring effective governance and
strong engagement with IHG’s
shareholders and wider stakeholders.
She is currently a Non-Executive
Director of Thomson Reuters Corporation
and serves on the private board of
Slalom Corp.

Elie Maalouf Chief Executive Officer (CEO)
Appointed to the Board: 1 January 2018
Elie became Chief Executive Officer
of IHG in July 2023, having previously
served as Chief Executive Officer,
Americas since 2015. He joined IHG
following six years as President and
CEO of HMSHost Corporation, where
he was also a board member. Elie
brings extensive global experience
across hotel development, branding,
finance, real estate and operations,
complemented by strong food and
beverage expertise. Before joining
the Group, he was a Senior Adviser
at McKinsey & Company from 2012
to 2014.
As CEO, Elie leads the Group’s executive
management and is responsible for
delivering Board strategy and policy.
He also serves on the Executive
Committee of the World Travel &
Tourism Council and the U.S. Travel
Association CEO Roundtable.

Michael Glover Chief Financial Officer (CFO)
Appointed to the Board: 20 March 2023
Since joining IHG in 2004, Michael
has held senior finance roles across
the Group and its regions. He served
as CFO of IHG’s China region before
becoming Group Financial Controller,
overseeing Tax, Treasury and Financial
Reporting and leading a major finance
transformation that delivered greater
simplification, automation and service-
centre integration. He later became
CFO of the Americas and Group
Head of Commercial Finance, with
responsibility for global commercial
finance operations, including
procurement, sales and marketing,
technology finance and the
System Fund.
Michael is an Accounting and Finance
graduate of Baylor University and a
certified public accountant. As CFO,
he works with the Board to oversee
the Group’s financial operations.

Graham Allan Senior Independent Non-Executive Director (SID)
Appointed to the Board: 1 September 2020[a]
Committee membership:

A	N	RB

Graham brings over 40 years of strategic,
commercial and operational experience
in global consumer-focused businesses.
He was Group Chief Executive of Dairy
Farm International Holdings Ltd from
2012 to 2017 and previously held senior
roles at PepsiCo/Yum! Brands, serving
as President of Yum! Restaurants
International and leading the KFC, Pizza
Hut and Taco Bell brands across 120
markets. Graham began his career as
a consultant at McKinsey & Company.
Appointed Senior Independent Non-
Executive Director in January 2022,
he became Chair of IHG’s Responsible
Business Committee in March 2023. His
other roles include Senior Independent
Director at Intertek Group plc,
Independent Non-Executive Director
at Associated British Foods plc and
Americana Restaurants International PLC,
Chairman of Bata Footwear and Director
at Nando’s Group Holdings Limited.

Byron Grote Independent Non- Executive Director
Appointed to the Board: 1 July 2022
Committee membership:

A	N	R

Byron has more than 30 years’
experience in the international oil
and gas sector, including senior roles
at Standard Oil of Ohio and BP Plc,
where he served as an Executive
Director for 13 years and as Chief
Financial Officer from 2002 to 2011.
He has held board and audit committee
leadership positions at Anglo American
plc, Akzo Nobel N.V., Tesco PLC and
Unilever PLC and also served as a
Non-Executive Director of Standard
Chartered PLC. As Chair of IHG’s Audit
Committee since March 2023, Byron
brings deep financial, governance
and international business expertise.
He is a member of leading audit
committee networks and currently
serves as a Non-Executive Director
of Inchcape plc where he is
Remuneration Committee Chair.

Angie Risley Independent Non- Executive Director
Appointed to the Board: 1 September 2023
Committee membership:

N	R	RB

Angie has extensive human resources
experience across multiple sectors,
including at United Biscuits; Whitbread
PLC, where she was Executive Director
and Group HR Director; Lloyds Banking
Group plc as Group HR Director and
Executive Committee member; and
Sainsbury’s plc, where she served for
10 years as Group HR Director. She has
held non-executive roles at Serco Group
Plc (Remuneration Committee Chair),
Sainsbury’s Bank plc, Arriva PLC, and
Biffa Limited, and was a member of the
UK Low Pay Commission. Angie brings
broad HR and cross-sector expertise
to the IHG Board and became Chair
of the Remuneration Committee in
January 2024. She is currently Senior
Independent Director and member
of the Remuneration Committee and
Nomination & Governance Committee
at Smith & Nephew plc.
a.Graham was a member of the Board from 1 January 2010 to 15 June 2012 prior to being appointed as Chief Operating Officer of Dairy Farm International Holdings Limited.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	119

Sir Ron Kalifa Independent Non- Executive Director
Appointed to the Board: 1 January 2024
Committee membership:

A	R

Ron is a recognised leader in financial
services and technology, having served
for over a decade as Chief Executive
Officer of Worldpay, later becoming Vice
Chairman and an Executive Director until
2020. Ron brings substantial expertise in
high-growth sectors of financial markets,
including payments and fintech strategy,
to the IHG Board. He is Chairman of
Visma AG and Vice Chair and Head of
Financial Infrastructure at Brookfield
Asset Management. He is Non-Executive
Director of Network International
Holdings plc and the England & Wales
Cricket Board, a Council member at
Imperial College London, a Trustee of
the Royal Foundation of the Prince and
Princess of Wales, and Chair of the
Sports Honours Committee.

Arthur de Haast Independent Non- Executive Director
Appointed to the Board: 1 January 2020
Committee membership:

A	RB

Arthur brings over 30 years of
experience in capital markets, hotels,
and hospitality, having held senior
roles at Jones Lang LaSalle (JLL),
including Global CEO of JLL’s Hotels
and Hospitality Group and Chair of
its Capital Markets Advisory Council.
He is a former Chair of the Institute
of Hospitality and offers substantial
board-level expertise in sustainability.
Arthur serves as an Independent
Non-Executive Director and Risk
Management Committee Chair at
Chalet Hotels Limited and is a member
of the Advisory Board of the Scottish
Business School at the University
of Strathclyde, Glasgow.

Duriya Farooqui Independent Non- Executive Director
Appointed to the Board: 7 December 2020
Committee membership:

A	RB

Duriya brings over two decades of
executive and board experience across
strategy, transformation, and innovation.
She is an Independent Director at
Intercontinental Exchange, Inc. (ICE),
serving on the boards of its subsidiaries,
NYSE and ICE NGX, and co-chairing the
NYSE Board Advisory Council. Duriya is
also an independent director at Barclays
Execution Services Limited, and a
leadership coach with The Exco Group.
Her previous roles include President
of Supply Chain Innovation at Georgia-
Pacific, Executive Director of the Atlanta
Committee for Progress, principal at
Bain & Company, and Chief Operating
Officer of the City of Atlanta. She is a
member of the Piedmont Healthcare
Board of Directors, The Carter Center
Board of Councilors, and the Harvard
Kennedy School Alumni Board.

Sharon Rothstein Independent Non- Executive Director
Appointed to the Board: 1 June 2020
Committee membership:

A	RB

Sharon brings over 25 years of senior
leadership experience in marketing,
branding and digital strategy. She is
currently an Operating Partner at Stripes
Group, a growth equity firm investing
in high-growth consumer and SaaS
companies. Her previous roles include
Executive Vice President, Global Chief
Marketing Officer, and Executive Vice
President, Global Chief Product Officer
at Starbucks Corporation, as well as senior
positions at Sephora, Godiva, Starwood
Hotels & Resorts, Nabisco and Procter
& Gamble Company. Sharon provides
the IHG Board with deep expertise in
consumer-focused businesses and
hospitality and brings insights into brand
strategy and marketing. She serves
on the boards of Yelp, Inc. and private
companies Califia Farms, Levain Bakery
and Pop Up Bagels.

Board Committee membership

A	Audit Committee member

RB	Responsible Business Committee member

Chair of a Board Committee

R	Remuneration Committee member

N	Nomination Committee member

Board skills matrix	Financial[a]	Strategy[b]	Risk	Hotels/Hospitality	Brands/Consumer[c]	Real Estate	International[d]	Tech/Digital	Sustainability	Franchising	US/UK Corporate Governance[e]	CEO[f]

Deanna Oppenheimer	ò	ò	ò	ò	ò		ò	ò			ò
Graham Allan		ò			ò		ò			ò		ò
Arthur de Haast			ò	ò		ò	ò		ò
Duriya Farooqui	ò	ò	ò				ò		ò		ò
Byron Grote	ò	ò	ò				ò				ò
Ron Kalifa	ò	ò	ò				ò	ò			ò	ò
Angie Risley				ò	ò						ò
Sharon Rothstein		ò		ò	ò		ò	ò		ò	ò
Michael Glover	ò		ò	ò			ò	ò		ò
Elie Maalouf		ò		ò	ò	ò	ò			ò		ò
Total	5	7	6	6	5	2	9	4	2	4	6	3
a.Experience in a CFO/senior finance role and/or investment banking sector.
b.Experience in a role leading corporate strategy, a management consulting role and/or a divisional CEO role.
c.Experience in consumer/brands organisation or a role as marketing executive with multibrand background.
d.Experience in a multinational organisation holding responsibility globally/across several regions.
e.Experience in a UK and US listed organisation.
f.Experience in a global CEO role.

120	IHG	Annual Report and Form 20-F 2025

Our Executive Committee In addition to Elie Maalouf and Michael Glover, the Executive Committee comprises:

Daniel Aylmer Chief Executive Officer, Greater China
Appointed to the Executive Committee: April 2024 (joined the Group: 2016)
Daniel joined IHG in 2016 and was
appointed to the Executive Committee
in April 2024. With over 20 years of
hospitality experience across Europe,
the US and Asia, including a senior
tenure at Starwood, he brings deep
operational expertise and market insight.
Daniel previously served as Managing
Director and Chief Operating Officer
for Greater China, driving strategic
growth, operational excellence,
and performance across managed
and franchised full-service hotels.
Based in Shanghai, he leads the Greater
China region’s management, expansion,
and profitability. Daniel also contributes
to the broader business community
as a member of numerous business
chambers in Shanghai, promoting
economic and trade relations between
China and the UK.

Heather Balsley Chief Commercial & Marketing Officer
Appointed to the Executive Committee: November 2023 (joined the Group: 2007)
Heather joined IHG in 2007 and was
appointed to the Executive Committee
in November 2023. She became Chief
Commercial & Marketing Officer in
April 2024, having previously served as
Global Chief Customer Officer. Heather
has held several senior roles, including
SVP, Global Loyalty & Partnerships; SVP,
Global Marketing, Mainstream Brands;
and SVP, Americas Brands and Marketing.
Before joining IHG, she spent seven years
at Marakon Associates advising Fortune
500 companies on performance
strategies. Heather holds an MBA from
Harvard Business School and a bachelor’s
degree in economics and Sociology
from Duke University. She leads IHG’s
brand strategy, marketing, commercial
platforms, analytics, loyalty programmes,
co-brand credit card business and
the overall guest experience across
the Group’s brands.

Jolyon Bulley Chief Executive Officer, Americas
Appointed to the Executive Committee: November 2017 (joined the Group: 2001)
Jolyon joined IHG in 2001 and was
appointed to the Executive Committee
in November 2017. A career hotelier,
he has held senior roles across the
Group, including COO for the Americas
and Greater China, CEO for Greater
China and leader of the Luxury & Lifestyle
Transformation Team. In 2023, he
became CEO, Americas. Jolyon has
extensive experience in hotel operations,
franchisee and owner relations, new hotel
openings and brand performance. He
graduated from William Angliss Institute,
Melbourne, with a focus on Tourism and
Hospitality. Jolyon is responsible for
driving the growth, management and
profitability of the Americas region.

Yasmin Diamond, CB Executive Vice President, Global Corporate Affairs
Appointed to the Executive Committee: April 2016 (joined the Group: 2012)
Yasmin joined IHG in 2012 and was
appointed to the Executive Committee
in April 2016. She leads all aspects
of global corporate affairs, including
external, internal, hotel and owner
communications, government affairs
and IHG’s Corporate Responsibility
strategy, supporting the Group’s
strategic priorities. Before joining IHG,
Yasmin held senior communications
roles in the UK Government, including
Director of Communications at the
Home Office and the Department for
Environment, Food and Rural Affairs,
and Head of Marketing at the
Department for Education and Skills.
Awarded a Companion of the Order of
the Bath (CB) in 2011, she also serves as
an Independent Non-Executive Director
of the Rugby Football Union and as
a Board Trustee of the Sustainable
Hospitality Alliance.

Jolie Fleming Executive Vice President, Chief Product & Technology Officer
Appointed to the Executive Committee: April 2024 (joined the Group: 2021)
Jolie joined IHG in 2021 and was appointed
to the Executive Committee in April 2024.
She initially served as Senior Vice
President, Guest Products and Platforms,
leading the development and launch
of technology solutions for IHG One
Rewards, mobile apps, new hotel websites
and partner integrations, including
Iberostar. With over 25 years of experience
in technology-driven businesses, Jolie
has worked across corporate and start-up
environments, focusing on transformative
growth, product management, and
high-performance teams. Previously,
she was Managing Director of Digital
and Customer Experience at E*TRADE by
Morgan Stanley, leading its award-winning
digital channels. Jolie is responsible
for driving the development of guest,
enterprise and owner-facing products
and technology.

Nicolette Henfrey Executive Vice President, General Counsel and Company Secretary
Appointed to the Executive Committee: February 2019 (joined the Group: 2001)
Nicolette joined IHG in 2001 and was
appointed to the Executive Committee
in February 2019. A solicitor qualified
in England and South Africa, she
began her career at Findlay & Tait
(now Bowmans) in South Africa and
also worked as a corporate lawyer at
Linklaters in London. At IHG, Nicolette
has held senior legal roles, including
Deputy Company Secretary, working
closely with the Board, Executive
Committee and wider organisation
to ensure best-in-class governance,
legal and regulatory compliance. She
has global responsibility for corporate
governance, legal, risk management,
insurance, regulatory compliance,
internal audit and hotel standards.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	121

Tejas Katre Chief Human Resources Officer
Appointed to the Executive Committee: January 2026 (joined the Group: 2018)
Tejas became Chief Human
Resources Officer in January 2026
and is responsible for all aspects of
the Group’s people and organisation
strategy, covering talent management,
people development, learning, reward
and employee relations. With over 30
years of experience, Tejas has driven HR
and organisational transformation across
global companies and international
markets. Before joining IHG, Tejas held
senior roles at PepsiCo and Unilever PLC.
Since joining IHG in 2018, Tejas has
served as Senior Vice President, HR
Global Talent, Organisation, Culture and
Reward, and Senior Vice President,
HR for EMEAA.

Kenneth Macpherson Chief Executive Officer, EMEAA
Appointed to the Executive Committee: April 2013 (joined the Group: 2013)
Kenneth joined IHG in 2013 and was
appointed to the Executive Committee
in April 2013. He served as CEO
for Greater China from 2013 to 2017
before becoming CEO, EMEAA, in
January 2018. Kenneth has extensive
experience in sales, marketing strategy,
business development and operations,
with over 12 years living and working
in China, and additional experience
across Asia, the UK, France, and
South Africa. Before joining IHG, he
spent 20 years at Diageo plc, including
as Managing Director of Diageo Greater
China, leading the landmark acquisition
of ShuiJingFang. Kenneth is responsible
for managing the growth, profitability
and operations of the EMEAA region
and overseeing a portfolio of hotels
in mature and emerging markets.
Information on Directors and Executive Committee members
As required by UKLR 6.6.6R(9), data on the Board and Executive Committee members is set out in the tables below.

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
a.Notes:
b.The information in the tables above is compiled from self-reported data from the relevant individuals and is accurate as at 31 December 2025.
c.As at 31 December 2025 and 16 February 2026, the Company complies with the following requirements on board diversity in accordance with UKLR 6.6.6R(9): (i) at least 40% of the individuals on the Board are women; (ii) at least one senior position, namely the Chair of the Board, is held by a woman; and (iii) at least one individual on the Board is from a minority ethnic background.

122	IHG	Annual Report and Form 20-F 2025

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
Operational matters, routine business and information disclosure procedures are delegated by the Board to Management Committees, with the exception of a number of key decisions and matters that are reserved for the Board. The schedule of matters reserved for the Board was reviewed and approved at the December 2025 Board meeting and is available on our website.
The Board is supported by its four Principal Committees (Audit, Nomination, Remuneration and Responsible Business),
all of which consist of Non-Executive Directors. These committees assist the Board in carrying out its functions and in overseeing the delivery of the strategic objectives it sets for management.

+	See pages 123 to 126 for information.

Board Committees

Nomination Committee
Leads on and examines nominations and appointments to the Board and its Committees and makes recommendations to the Board. Responsible for reviewing the Group’s leadership needs.

Remuneration Committee
Leads on and reviews all aspects of remuneration of the Executive Directors and Executive Committee members and remuneration policy for senior executives.

Responsible Business Committee

Leads on responsible business objectives and strategy,
including our approach to social, community and human
rights matters.
Reviews our impact on the environment and communities.
Reviews the Board’s engagement with the workforce
and the Group’s culture of inclusivity.

Audit Committee

Leads on internal controls and risk management; financial
and non-financial reporting; internal audit; fraud and external audit and compliance.
Maintains working relationships with management;
Global Internal Audit; the Disclosure Committee; and the
external Auditor.

Management Committees

Operational matters, routine business and
information disclosure procedures are delegated
by the Board to Management Committees.
The Management Committees comprise
senior executives, including, where relevant,
the Executive Directors.

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

Disclosure Committee

Chaired by the Group’s Financial Controller, it ensures
that proper procedures are in place for statutory and
listing disclosure requirements. This Committee reports
to the Chief Executive Officer, the Chief Financial Officer
and the Audit Committee.

+	See pages 136 and 137.

+	See pages 138 to 161.

+	See pages 134 and 135.

+	See pages 128 to 133.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	123

Board activities
Key areas of focus during the year
Board meetings
This page gives an overview of some
of the regular and standing items
discussed and decisions made at
Board meetings during the year.
The table on pages 124 and 125
sets out information on the key matters
discussed by the Board in 2025 and
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

Performance

The Board receives regular updates
from the CEO and CFO on recent and
current trading, including RevPAR,
operating profit, net system size
growth and cash flow performance.
These were also compared to the
results of competitors and budget.
Internal projections were compared
with the consensus of forecasts by
analysts to ensure that the Company’s
prospects were appropriately
reflected in market expectations.
The Board also monitors the progress
of the share buyback programme.

Throughout the year, the Board
also receives regional performance
updates from each of the regional
Chief Executive Officers, covering
regional market and competitive
landscapes, financial performance,
regional strategy and progress on
regional initiatives, and risks and
mitigation measures.

Governance and assurance

The Board receives regular updates
on principal and emerging risks,
internal controls, risk management
systems, the Group’s risk appetite,
litigation, cybersecurity, compliance
programmes and the global insurance
programme. Committee Chairs
also report to the Board on risk
topics discussed in their respective
Committees.

The Board receives regulatory
development updates from the
General Counsel and Company
Secretary, covering regulatory
changes in areas such as corporate
reporting and governance, executive
remuneration, shareholder body
voting guidelines and other social
and environmental matters on
a quarterly basis. The Board also
reviewed and approved the
Group’s Code of Conduct.

Stakeholders

The Board receives a regular report
outlining share register movements,
relative share price performance,
investor relations activities and
engagement with shareholders.
The Board also considers views
shared from the regular investor
and analyst perception studies
and feedback surveys, as well as
individual meetings with investors.

The Board receives a regular report
outlining various geopolitical and
social issues pertaining to IHG
and its business; corporate affairs
activity supporting IHG’s corporate
reputation, brands and responsible
business agenda; owner and
colleague engagement and feedback;
government and advocacy
programmes; and industry-body
engagement.

124	IHG	Annual Report and Form 20-F 2025

Board activities continued
Key areas of focus during the year continued
Key matters discussed in 2025 and Section 172 statement
Section 172 of the Companies Act 2006 requires a director of a company to promote the success of that company, and in doing so, the director must have regard to six factors. These are: the long-term consequences of a decision;
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

Finance and performance
Shareholder returns The Board considered and approved a final dividend for 2024, an interim dividend for 2025 and a $900m share buyback programme.
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
Considerations –Long term –High standards –Act fairly between members
Group finance The Board approved the update of the Group’s Euro Medium Term Note (EMTN) bond programme and the issuance of an €850m bond.
In approving the EMTN programme update and the €850m
bond issuance, the Board considered in particular the Group’s longer-term debt maturity and liquidity profiles as well as the benefits of prudent financial management to the Group’s
employees and shareholders.
Considerations –Long term –Employees –High standards –Act fairly between members
Group finance The Board considered and approved the refinancing of the Group’s $1.5bn syndicated revolving credit facility.
When deciding to approve the refinancing of the Group’s
$1.5bn revolving credit facility, which included the removal of financial covenants, the Board recognised the value of the new facility to the Group’s short- and medium-term funding and
liquidity prospects and noted the positive implications of having the new facility in place for the Group’s stakeholders, including employees, suppliers, owners, guests and shareholders.
Considerations –Employees –Suppliers and customers –High standards

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
Considerations –High standards –Act fairly between members
Strategic and operational matters
Brand portfolio The Board approved the acquisition of the Ruby brand.
In evaluating the acquisition of the Ruby brand, the Board
focused in particular on the brand’s appeal to IHG One Rewards members and other guests; the brand’s proposition and the
return on investment for hotel owners; and the value the brand can generate for shareholders and investors.
Considerations –Long term –Suppliers and customers
Brand portfolio The Board approved the launch of a new premium collection brand.
In considering the new brand launch, the Board noted the long-
term strategic rationale for the new brand as well as the guest proposition and the enhanced opportunity it creates for
hotel owners to benefit from the Group’s enterprise platform.
The Board also considered the capacity and capabilities
of the Group’s employees needed to support the launch.
Considerations –Long term –Employees –Suppliers and customers
Technology The Board approved an agreement for a new cloud-based property management system.
In approving the agreement for a new cloud-based property
management system, the Board had regard to the benefits
to the Group and hotel owners of a scalable, future-ready
technology solution to facilitate operational efficiency
and reduce administrative burden.
Considerations –Long term –Suppliers and customers

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
In its discussions across the year, the Board paid particular attention to critical owner considerations in relation to optimising owner returns as well as initiatives to reduce energy and water consumption and food waste.
Considerations –Long term –Suppliers and customers –Community and environment

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	125

Governance
Board composition The Board approved the appointment of Nicholas Cadbury as Non-Executive Director.
In considering and approving the new Board appointment,
the Board had particular regard for ensuring that the Board
and the Board Committees have the appropriate mix of talent, expertise, skills and experience to provide effective oversight over the short and long-term strategic objectives of the Group while also maintaining high standards of business conduct
and complying with the UK Corporate Governance Code.
Considerations –Long term –High standards
Executive Committee appointment The Board endorsed the appointment of Tejas Katre to the Executive Committee.
In considering the talent and succession planning at the
Executive Committee level and the appointment of Tejas
Katre as Chief Human Resources Officer, the Board focused
on the skills, experience and profile required to optimise
the Executive Committee and HR functional leadership to
facilitate the delivery of the Group’s strategic objectives.
Considerations –Long term –Employees –High standards
Share price currency change The Board approved the change of the Company’s share price currency from British Pounds to US Dollars.
In approving the change of the Company’s share price currency to US Dollars, the Board considered in particular the implications of the change for the Company’s shareholders and employees
and the ability of the Company’s share administrators to
accommodate the change.
Considerations –Employees –Suppliers and customers –Act fairly between members
People
Our people and culture The Board participated in and received regular updates from the Voice of the Employee workforce engagement programme.
The Board participated in employee feedback sessions,
and received and considered regular updates from the
Voice of the Employee workforce engagement programme,
noting continued positive feedback from engagement sessions.
A summary of the Voice of the Employee engagement
programme activities carried out during 2025 is included
on page 135.
Considerations –Employees –High standards
Our people and culture The Board received regular updates on and endorsed the Group’s approach to efficiency initiatives.
In considering the Group’s operational efficiency initiatives, the Board carefully assessed the long-term benefits of the
initiatives and the impact of the initiatives on the Group’s employees and culture, particularly in the context of the
focus on a performance culture.
Considerations –Long term –Employees –High standards

+	See pages 44 and 45 for information about how we have engaged with our stakeholders in 2025. Further details of our regard for our people, communities and the planet are on pages 62 to 76.

Annual Board strategy meeting

The 2025 Annual Board strategy meeting
was held in Atlanta, the location of the
Group’s main corporate office in the USA.
The Board reviewed performance in
the broader context of the industry, the
competitive environment and considered
progress against the Group’s strategy.
Areas of focus also included:
–the Group’s strategy for brands,
commercial and marketing areas to
capture future growth and market
share; and
–opportunities to unlock value with
guests and owners through technology.

The Board’s assessment was
supplemented by external perspectives
on the future of the industry, imperatives
for remaining competitive and a forward-
looking view of dynamics in equity
and owner capital markets. The Board
also reflected on the impact of the
Group’s strategic choices, its risk appetite
and risk tolerances, noting the approach
to programme and operational risk
management in the organisation.
Following a productive and wide-
ranging discussion, the Board endorsed
future plans in particular with regard to:

–the Group’s market growth strategy
and approach to market prioritisation,
with a focus on accelerating
profitable growth;
–enhancing the Group’s technology
platforms, focusing on strengthening
core capabilities and leveraging data
and insights; and
–a renewed emphasis on execution,
embedding a high-performance
culture to achieve strategic ambitions.
The outcomes and action items were
further addressed at subsequent
Board meetings.

126	IHG	Annual Report and Form 20-F 2025

Board activities continued
Our shareholders and investors
During 2025, IHG continued its open
dialogue with shareholders and investors
and conducted its annual programme
of investor relations activities with
support from its brokers and advisers.
The Board received regular updates
and considered feedback as outlined
on page 123.
The Chair of the Remuneration Committee,
supported by the Chair of the Board
and other Non-Executive Directors, also
held an extensive series of meetings with
investors and proxy agency bodies to
consult on the Directors’ Remuneration
Policy approved during the year. Further
details are on pages 142 to 144.
In addition, our Registrar and American
Depositary Receipts (ADR) programme
custodians have supported shareholders
and ADR holders with their queries.
Committee Chairs and the Senior
Independent Director are available for
shareholders if they have concerns
they wish to discuss.

+	Further information on the Board’s engagement with shareholders and investors is included on page 44.

Annual General Meeting (AGM)
The Board was pleased to meet
shareholders in person at the 2025 AGM.
Our 2026 AGM will be held on Thursday
7 May 2026. The notice of meeting
will be sent to shareholders and made
available on our website in due course.

+	Visit ihgplc.com/investors under Shareholder centre

Case study
Board and executive team
visit Dubai to experience
opportunities first hand
In September 2025, the Board
travelled to Dubai for a three-day
market visit combining scheduled
Board meetings with deeper
operational insight into a strategically
important growth region. Based
at the InterContinental Dubai
Festival City, the visit included tours
of several regional hotels, including
the Ciel Dubai Marina Vignette
Collection, the world’s tallest hotel.
The Board enjoyed meeting with
various hotel owners as well as
General Managers and hotel
teams as part of the tours.
Members of the Board also visited
the Group’s corporate office in
Dubai, met with members of the
regional leadership team and took
part in a town hall discussion with
colleagues as well as a ‘Voice of
the Employee’ engagement session.
The Board received detailed
presentations on the EMEAA
market, including an overview
of key performance metrics;
how these business units operate;
the approach to building talent
and capability; and opportunities
for growth across the region.
The Board also benefitted
from external presentations and
perspectives on the Middle
East market.
The market visit supported
effective oversight of the EMEAA
region while strengthening
engagement with hotel owners
as well as regional leadership
and teams.
With a growing presence of 30 hotels
in Dubai, the Board immersed itself in
the opportunity, energy and momentum
of the region, reflecting IHG’s compelling
growth prospects across EMEAA.
30

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	127

Board performance review
Each year, the performance of the Board and its Committees is carefully reviewed through a formal evaluation process. In 2025, an internal performance review was conducted with the last external performance review being completed in 2023.
Externally led evaluation by
Independent Audit Limited
FY23
FY24
Internally led evaluation
FY25
Internally led
performance review
Performance review process
During the year, the Board conducted its annual performance review process internally by questionnaire. The assessment spanned progress against 2024’s actions, the Board’s strategic oversight and challenge to management, risk governance, stakeholder and employee engagement and Board cohesion, composition and succession planning, with a view to supporting continuous improvement.

Strengths from 2025:	Areas of focus for 2026:

Effective strategic oversight and engagement
The Board demonstrates strong capability in guiding strategy, balancing challenge with support and engaging deeply in
key decisions. Directors consistently highlight the transparency and openness of discussions, ensuring alignment while
constructively testing management proposals.
Robust risk and governance frameworks
The Board, together with its Audit Committee, shows high
engagement in risk oversight, covering financial, non-financial and emerging risks. Processes are well embedded, comprehensive and regularly reviewed, giving confidence in the organisation’s resilience and governance.
Cohesive dynamics and high-quality information
Board meetings are well-structured and discussion-led, with
materials that are timely, clear and comprehensive. There is strong collaboration among members, supported by opportunities for informal engagement, site visits and stakeholder feedback, which enhances understanding and decision-making.

Board dynamics and strategic engagement
Continuing to strengthen board dynamics and
engagement, to ensure robust, constructive debate
and alignment of strategic priorities in the context
of increasing competitiveness and complex
geopolitical and economic factors.
Leadership development and succession planning
Continuing to balance the Board’s skills and expertise
against evolving market demands and continued visibility
and engagement with the executive leadership pipeline
will support robust succession plans, future capability
needs and long-term strategic objectives.
Technology and organisational resilience
Continuing to focus on strengthening technology
innovation and enablement to support both strategic
objectives and organisational resilience.

Board Committees
As part of the broader review process,
the performance of each of the Board’s
Committees and the support it provides
to the Board was reviewed and assessed.
The review process confirmed that
the Committees have the necessary
attributes to support their effective
operation and that they are well
integrated into the Board decision-
making processes.
Each of the Committees reviewed
the findings and agreed the respective
actions with consideration of the overall
Board finding where they were deemed
relevant to that Committee’s work.

+	Further details are set out in each Committee Report on pages 128, 134, 136 and 158.

Performance review
of Directors
In addition to the internal Board
Performance Review, the Chair led the
individual performance reviews of the
Non-Executive Directors and carried out
one-to-one meetings with each of them,
focusing on their contribution to the
Board and Principal Committees, including
the time they dedicate to their roles,
and engagement with fellow Directors,
taking into account their relevant skills,
knowledge and experience. Particular
points of note were shared with the
individual Directors, and following a
final discussion and feedback session
between the Chair and the SID, it was
concluded that the Directors perform
their duties independently and effectively
and that they dedicate sufficient time
to discharge their Board responsibilities.
The performance assessment of the
Chair was also led by the SID.
The Performance Review focused on:
–Overall leadership of the Board;
–The Board’s culture and the Chair’s
ability to facilitate constructive Board
relations; and
–Managing the Board in accordance
with high standards of corporate
governance.
The CEO performance review was led
by the Chair, who collected feedback
to a series of questions from the
Non-Executive Directors.
Key areas of focus included:
–the Group’s performance and impact
of the CEO;
–the relationship and ability to work
collaboratively and transparently
with the Board;
–delivery of the Group’s growth agenda;
–regard for community and the
environment;
–building talent and organisational
capabilities; and
–progress in relation to IHG’s 2025
plan and future strategic priorities.

128	IHG	Annual Report and Form 20-F 2025

Audit Committee Report
“A robust risk
management
and internal
control
framework is
fundamental
to sustaining
organisational
resilience
and supporting
informed decision
making.”
Byron Grote
Chair of the Audit Committee

Highlights
–Detailed oversight of the global
financial governance plan,
including initiatives to drive
compliance improvements,
an enhanced testing cycle,
progression of the automation
of controls and development
of the non-financial reporting
metric governance framework.
–Focused review of the
governance and controls
relating to the System Fund,
including internal and
external governance.
–Assessment of the Group’s fraud
risk management programme,
including measures to manage
the Group’s fraud risk and
endorsement of the Group’s new
Global Fraud Prevention Policy.

Key duties and role
of the Committee
Key objectives and summary
of responsibilities
The Audit Committee is responsible
for ensuring that IHG maintains a
strong control environment. It monitors
the integrity of IHG’s financial reporting,
including significant financial reporting
judgements; maintains oversight of
and reviews our risk management and
internal control framework; monitors
and reviews the effectiveness and
performance of internal and external
audit functions; and reviews the
behaviours expected of IHG’s
employees through the Code of
Conduct and related policies.
The Committee’s role, responsibilities
and authority delegated to it by
the Board are set out in its Terms of
Reference (ToR), which are reviewed
annually and approved by the Board.

+	The ToR are available at ihgplc.com/ investors under Corporate governance.

As noted, the Committee focused its
attention on reviewing and obtaining
assurance in relation to emerging
and evolving risks as well as the Group
Financial Statements and controls.
Other areas of focus over the year
have been:
–the Group’s global financial
governance compliance plans,
with particular focus on system
and process transitions;
–the internal control arrangements
relating to metrics included in
the LTIP;
–the Group’s business continuity
and crisis management framework,
including the approach to testing
the framework by regional and
functional leadership teams;
–the evolution of the Group’s finance
function’s operating model, with
particular emphasis on technology
and the development of automation
and AI capabilities; and
–the Group’s approach to managing
hotel operational safety and security
risks, focusing in particular on the
evolution of the Group’s brand safety
standards framework to address
existing and emerging safety and
security risks.
Membership and
attendance at meetings
Details of the Committee’s membership
and attendance at meetings are set
out on page 117. The Chair of the Board,
CEO, CFO, Group Financial Controller,
Head of Risk and Assurance, General
Counsel and Company Secretary, Deputy
Company Secretary and our external
Auditor attended the Committee’s
meetings in 2025. Other attendees are
invited to meetings as appropriate, and
the CEO and all other Directors were
invited to Committee meetings where the
review of the risk management framework
and the approval of financial reporting
was considered and discussed. The
Committee continues to hold private
sessions with the internal and external
Auditors without the presence of
management to ensure that a culture
of transparency is maintained.
The Committee Chair continues to have
recent and relevant financial experience,
and all members of the Committee are
Independent Non-Executive Directors.
In accordance with the Code, the Board
also considers that the Committee as a
whole possesses competence relevant
to the Company’s sector, having a range
of financial and commercial experience
in the hospitality industry and the broader
commercial environment in which the
Group operates. Further details of the
skills and experience of the Committee
members can be found on pages 118
and 119.
Reporting to the Board
Following each Committee meeting,
the Committee Chair updates the
Board on key issues discussed. The
papers and minutes for each meeting
are circulated to all Board members,
who are invited to request further
information if required and to provide
any challenge where necessary.
Effectiveness of the Committee
During the year, the Committee’s
effectiveness was reviewed as part of
the internal Board performance review
process. The review responses positively
highlighted the quality of leadership and
external reporting, and the Committee
concluded that it remains effective.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	129

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
The Committee received early drafts of
the Annual Report and Form 20-F 2025
(Annual Report), and when providing
comments considered: (i) the process
for preparing and verifying the Annual
Report, which included review by the
Executive Committee and input from
senior employees in the Company
Secretariat, Legal, Operations, Strategy,
Human Resources, Finance, Risk and
Assurance teams; (ii) a report from
the Chair of the Disclosure Committee;
and (iii) a checklist prepared by
the Annual Report team confirming
compliance with the relevant
regulatory requirements.
The Committee also considered
management’s analysis of how the
content, taken as a whole, was ‘fair,
balanced and understandable’, and
whether it contained the necessary
information for shareholders to assess
the Group’s position, performance,
business model and strategy.
In order to reach this conclusion, a
dedicated project team worked on the
contents of the Annual Report, and a
detailed verification process to confirm
the accuracy of the information contained
within the Annual Report was undertaken
by the Financial Planning and Analysis
department. The Committee then
considered both the structure and content
of the Annual Report to ensure that
the key messages were effectively and
consistently communicated and that
meaningful links between the business
model, strategy, KPIs, principal
risks and remuneration were clearly
identified throughout the Annual Report.
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
2025 Financial Statements
Throughout 2025, the Committee
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
are outlined on pages 132 and 133.
Internal control and
risk management
The Board is responsible for establishing
procedures to manage risk, overseeing
the internal control framework and
determining the nature and extent
of the principal risks the Company is
willing to take to achieve its long-term
objectives. The Committee supports
the Board by reviewing the effectiveness
of the Group’s risk management
and internal control framework and
assessing emerging and principal risks,
and undertook such a review in respect
of 2025.
In order to effectively review the risk
management and internal control
framework, the Committee:
–receives regular reports from
management and the Risk and
Assurance team on the effectiveness
of the risk management and internal
control framework, including key
financial, operational, reporting and
compliance controls; and reports
from the external Auditor on financial
reporting controls;
–reviews the process by which risks
are identified (including procedures
in place to identify emerging risks
and linkage to wider consideration of
strategy and resilience) and assesses
the timeliness and effectiveness
of action taken by management,
including regular reports on the
Company’s overall risk management
and internal control framework and
principal risks; and
–receives regular reports relevant to
risk management and internal controls,
both financial and non-financial, to
ensure that current and emerging risks
are identified and assessed and that
there is an appropriate management
response (see pages 46 to 53
for further detail on our risks and
initiatives to manage them).

130	IHG	Annual Report and Form 20-F 2025

Audit Committee Report continued
The Committee also considered insights
from Executive Committee sponsors
on areas where evolving risk dynamics
may require enhanced management
focus in 2026, including AI and data
governance; operational resilience and
supply chain assurance; legal and
regulatory complexity; ethical and
societal expectations; and future
leadership and technology capabilities.
These themes inform management’s
ongoing work on the design and
oversight of material controls.
As part of the Committee’s review of
the risk management and internal control
framework, key financial, operational,
reporting and compliance controls
across the business continue to be
monitored and tested throughout
the year. The Committee assesses the
approach to Sarbanes-Oxley Act 2002
(SOX) compliance in accordance with
our US obligations and reviews reports
on the progress of the SOX programme
at each meeting. During the year, the
Committee received updates on the
automation of SOX controls and the
ongoing programme to streamline
the overall control count in line with
continued best practice and advances
in automation.
During 2025, the Committee considered
the activity undertaken by the Risk and
Assurance team to enhance the Board’s
oversight of risk management and internal
controls, including preparatory work
to support a future Board declaration
on the effectiveness of material controls
under Provision 29 of the UK Corporate
Governance Code. This preparatory work
has focused on confirming the scope
of material controls across financial,
operational, compliance and reporting
processes; aligning those controls with the
Group’s principal risks; and strengthening
associated documents and evidence.
The Committee also considered the
output of an external assessment of
the Group’s cybersecurity control
environment.
Having reviewed the risk management
and internal control framework
throughout the year, the Committee
concluded that the Group continues
to have an effective framework of risk
management and internal controls,
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
appropriate, material tax uncertainties
are discussed and resolved with tax
authorities in advance.

+	Our Approach to Tax document is available at ihgplc.com/en/responsible-business/ policies-and-position-statements

Principal risk areas
During the year, the Committee discussed
and assessed the range and aggregate
impact of dynamic risks that the Group
faced in the context of the ongoing
volatility in the geopolitical and macro-
economic environment. Factors noted
in the Committee’s discussions included:
–ongoing dynamic challenges arising
from geopolitical tensions, changes
in legislative proposals and cyber
threats; and
–emerging issues including data usage,
the adoption of AI and third-party
supplier dependencies which manifest
across multiple principal risks.
Further details of our principal risks,
uncertainties and review process can
be found on pages 46 to 53.
Non-audit services
IHG’s Audit and Non-Audit Services
Pre-Approval Policy helps to ensure that
the external Auditor’s independence
and objectivity are not impacted by
non-audit services provided by the
external Auditor. The policy is reviewed
by the Audit Committee annually,
and minor amendments were made
during the year to align with the FRC’s
Revised Ethical Standards 2024.
The policy requires that pre-approval
is obtained from the Audit Committee
for all services provided by the
external Auditor before any work can
commence, without any de minimis
threshold in line with US Securities
and Exchange (SEC) requirements
and UK ethical standards.
The Committee reviewed the audit and
non-audit fees incurred with the external
Auditor and noted that there had been
no prohibited services (under SEC
requirements or UK ethical standards)
provided to the Group during the year.
The Committee is prohibited from
delegating non-audit services approval
to management, and compliance
with the policy is actively managed.
IHG is committed to maintaining
non-audit fees at a low level, and the
Committee remains cognisant of the
guidelines of investor advisory bodies
on non-audit fees. During 2025, 16%
of services provided to the Group were
non-audit services (2024: 12%), primarily
related to System and Organisation
Controls Reports. These services are
typically performed by external Auditors,
as knowledge of the Company or
Group is necessary for the provision
of the non-audit services.
Details of the fees paid to PwC for non-
audit and statutory audit work during
2025 can be found on page 200.
The Committee is satisfied that the
Company was compliant during the
year with the FRC’s latest Ethical and
Auditing Standards in respect of the
scope and maximum permitted level
of fees incurred for non-audit services
provided by PwC. Where non-audit
work is performed by PwC, both the
Company and PwC ensure adherence
to robust processes to prevent the
objectivity and independence of the
external Auditor being compromised.
Risk and assurance – Internal Audit
The Committee discusses and approves
the Internal Audit annual plan, which
aims to provide objective and insightful
assurance that appropriate controls
are in place to support our strategy
and growth ambitions. Progress against
the Internal Audit plan is reported
at each meeting, and, during 2025,
the Committee reviewed several areas
set out in the plan relating to non-
financial reporting and metrics included
in the LTIP. The plan also adapted
during the year to respond to regulatory
developments and legislation in relation
to sustainability reporting.
The Committee also received updates
on the arrangements for confidential
reporting and on certain investigations
supported by Internal Audit during
the year.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	131

The 2026 plan presented to the
Committee in December 2025
maintains focus on the integrity of
the risk management and internal
control framework in the context of the
key risks of the business. Areas of focus
in 2026 include data, technology
and the acceleration of AI adoption,
operational resilience and the control
framework for non-financial reporting.
Following consideration, the Committee
confirmed its agreement to the
2026 Internal Audit plan, including
the assurance objectives identified.
The Committee reviews the results
of completed audits and observations
from other ongoing assurance and
control improvement support, as well
as actions taken by management in
response to Internal Audit’s work.
The functional effectiveness of Internal
Audit is assessed on an ongoing basis
and reported to the Committee
throughout the year. During 2025, the
Committee reviewed the Internal Audit
Charter, approved the Internal Audit plan
and received regular reports on Internal
Audit’s work, findings and follow-up of
management actions. The Committee
was satisfied that the function remains
appropriately resourced, operates
in line with its Charter and continues
to provide independent assurance
over key risks and internal controls.
In 2026, the Committee will receive
a further overview of Internal Audit’s
conformance with the updated
Institute of Internal Auditors’ Standards,
alongside stakeholder feedback
gathered following the 2025 year-end,
to inform its assessment of Internal
Audit’s effectiveness.
An independent quality evaluation of
the function was last conducted in 2023.
Governance and compliance
The Committee is also responsible
for reviewing the Group’s Code of
Conduct and related policies.
Looking forward
During 2026, the Committee will remain
focused on the Group’s internal control
and risk management environment
and approach to financial and non-
financial reporting. In doing so, the
Committee will continue to oversee
the development and operation of
arrangements for monitoring and
reviewing the effectiveness of material
controls, ahead of the Board’s declaration
required under Provision 29 of the UK
Corporate Governance Code.
External Auditor –
reappointment of PwC
The Committee reviewed and assessed
PwC’s performance during the year
and considered its reappointment
as the Group’s external Auditor. PwC
has been the Group’s Auditor since its
appointment in 2021, following a tender
process in 2019. During 2025, Andrew
Hammond continued as PwC’s lead
audit partner.
The Committee regularly reviewed
and assessed the progress of the audit
throughout the year and also undertook
a detailed effectiveness assessment
through two surveys: one for
Committee members and the other
for senior management.
The surveys focused on the following
areas:
–the quality and service of the
audit team;
–audit planning and execution;
–communication with the Committee
and senior management;
–the Auditors’ assessment of process
controls and financial reporting; and
–the independence and objectivity
of the Auditors.
The responses to the surveys were
positive and noted in particular that
the PwC audit team demonstrated
strong technical expertise and had
developed effective and collaborative
ways of working with the Company’s
management.
Accordingly, the Committee concluded
that the PwC audit team was providing
the required quality in its provision
of audit services and maintained
appropriate levels of independence
and objectivity. The Committee
therefore recommended to the Board
the continued appointment of PwC
as external Auditor.
The Audit Quality Review team (AQR)
from the FRC undertook an inspection
of PwC’s audit of the 2024 Annual
Report and Accounts. The AQR team
completed its formal governance
processes and wrote to the Chair of
the Audit Committee with its conclusion
on the results of its review. No key or
other findings were identified.
The Committee considered the AQR
report and results of the surveys.
The Group has complied with the
requirements of the Statutory Audit
Services for Large Companies Market
Investigation (Mandatory Use of
Competitive Tender Processes and
Audit Committee Responsibilities)
Order 2014, which relates to the
frequency and governance of tenders
for the appointment of the external
Auditor and the setting of a policy on
the provision of non-audit services.
The Committee has also followed
the FRC’s Audit Committee Minimum
Standard (Minimum Standard) through
undertaking its role and discharging
its responsibilities as illustrated in
this Audit Committee Report. The
Committee also notes the requirement
to put the external audit to tender
every 10 years and the requirements
around the tender and selection
process, including the participation
of ‘challenger’ firms, as set out in
the Minimum Standard.

132	IHG	Annual Report and Form 20-F 2025

Audit Committee Report continued

Significant matters in the 2025 Financial Statements
Area for focus	Issue/role of the Committee	Conclusions/actions taken
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

The Committee discussed with management and reviewed
reports outlining the significance, timing and nature of
items classified as exceptional. The Committee considered
the sufficiency of disclosure and whether such disclosure
explained the rationale for why each item is considered to be exceptional. The Committee concluded that the disclosures
and the treatment of the items shown as exceptional are
appropriate.

Litigation and contingencies
From time to time, the Group is
subject to legal proceedings, the
ultimate outcome of each being
subject to many uncertainties.
The Committee reviews and
evaluates the need for provisioning
and considers the adequacy of
the disclosure.

At each meeting during the year, the Committee discussed
reports detailing all material litigation matters including
commercial disputes with the Group’s General Counsel and
senior finance management. The Committee discussed and
agreed any provisioning requirements based on underlying
factors. Disclosures were assessed, with particular emphasis on the completeness of uncertainties disclosed, and were
concluded to be appropriate.

Acquisition of the Ruby brand
In February 2025, the Group
completed the acquisition of the
Ruby brand. Judgement was applied
in determining the cost of the brand
as the purchase consideration
included an upfront payment as well
as future contingent payments.

The Committee discussed with management and reviewed
reports detailing the accounting treatment for the acquisition of the Ruby brand. The Committee concluded that the
amounts recognised in respect of the indefinite life intangible asset (brand) and contingent purchase consideration liability were appropriate.

Impairment testing
Judgement is applied in assessing
whether triggering events for
impairment testing of assets or cash-
generating units have occurred.
The Committee scrutinises the
methodologies applied and the
potential for asset impairment
or impairment reversal.

The Committee discussed with management and reviewed
reports outlining the approach taken and conclusions
reached on impairment testing, including examining whether
triggering events for impairment, or reversal, had occurred.
The Committee agreed with the determinations reached
on impairment.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	133

Significant matters in the 2025 Financial Statements
Area for focus	Issue/role of the Committee	Conclusions/actions taken
Going concern and viability	The Committee reviews management’s financial modelling to conclude on the appropriateness of the going concern and viability statement.
The Committee reviewed and challenged the scenarios
considered by management, including how they incorporated
the impact of the new syndicated revolving credit facility,
which no longer contains financial covenants. The Committee
reviewed the detailed cash flow forecasts and the mitigating actions available to management considered in its going
concern assessment, to June 2027 and the three-year viability assessment and concluded that these were appropriate.
The Committee also reviewed and challenged the reverse
stress test assumptions to confirm the viability of the Group.
The Committee reviewed going concern disclosures (page
183) and the viability statement (pages 113 and 114) and is
satisfied that these are appropriate.

Climate risk	In preparing the Group Financial Statements, the potential impacts of climate change have been considered.
The Committee reviewed an analysis from management
summarising the approach taken to consider climate risk
in the Group Financial Statements and concluded that the
disclosures were appropriate. The Committee agreed that
the disclosures made in respect of the TCFD were appropriate.
The Committee satisfied itself that the approach across the
Annual Report has been proportionate and consistent.

Disclosures and accounting policies	The Committee considers the appropriateness of the accounting policies applied and the disclosures in the Group Financial Statements.
The Committee reviewed reports detailing the policies
applied to significant transactions and changes in policies
and disclosures compared to previous years. The Committee
concluded that the accounting policies applied and
disclosures to the Group Financial Statements are appropriate and proportional.

Impact of IFRS 18	IFRS 18 ‘Presentation and Disclosure in Financial Statements’ will be adopted from 1 January 2027. In advance of major new accounting standards, the Committee assesses management’s plan for adoption.
The Committee reviewed reports outlining management’s
initial impact assessment and discussed the key impacts
and wider plan for adoption of the new standard in 2027.
The Committee reviewed the disclosure under ‘new
standards issued but not yet effective’ and was satisfied
that it was appropriate.

134	IHG	Annual Report and Form 20-F 2025

Responsible Business Committee Report
“The Committee
remains focused
on ensuring that
IHG’s responsible
business priorities
are clearly defined
and articulated
to stakeholders.”
Graham Allan
Chair of the Responsible
Business Committee

Highlights
–Continued oversight of the
Group’s strategy, workstreams
and progress in respect of its
Journey to Tomorrow pillars.
–Coordinating with the
Remuneration Committee
in connection with the
assessment of responsible
business-related elements
of the LTIP.
–Consideration of key themes
of feedback received from
the Group’s workforce
through the Voice of the
Employee engagement
programme.

Key duties and role
of the Committee
Key objectives and summary
of responsibilities
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
and reviewing the Group’s culture
and inclusivity.
The Committee’s role, responsibilities
and authority delegated to it by
the Board are set out in its Terms of
Reference (ToR), which are reviewed
annually and approved by the Board.

+	The ToR are available at ihgplc.com/ investors under Corporate governance.

Membership and attendance
at meetings
The Committee’s membership and
attendance at meetings are set out
on page 117. The Chair of the Board,
CEO, General Counsel and Company
Secretary, Executive Vice President,
Global Corporate Affairs, Chief
Sustainability Officer and Deputy
Company Secretary also attended
meetings held during the year.
Reporting to the Board
The Committee Chair updates the Board
on all key issues raised at Committee
meetings. Papers and minutes for each
meeting are also circulated to all Board
members, who are invited to request
further information where necessary.
Effectiveness of the Committee
In 2025, the Committee’s effectiveness
was reviewed as part of the internal
Board performance review process. The
Committee concluded that it remains
effective and meets its responsibilities
well. Focus areas identified included
continued scrutiny of the development
of the Group’s overall responsible
business strategy.
Focus areas and activities
Responsible business commitments
The Committee’s key responsibilities
and focus areas over the year have been:
–assessing the 2025 strategic priorities
that support the Group’s 2030
responsible business commitments
and monitoring the progress
against them;
–reviewing the status of the Group’s
initiatives to reduce carbon emissions,
for example through the progress
of the Low Carbon Pioneers hotel
programme, and consideration
of the broader approach to energy
and carbon reporting;
–overseeing the Group’s responsible
procurement strategy, with a
particular focus on the evolution of
the supplier due diligence programme
to incorporate third-party verified
due diligence for high-risk suppliers
and approval of a refreshed Supplier
Code of Conduct;
–assessing the Group’s IHG Academy
programme to provide people with
access to, and training for, careers in
hospitality, including consideration
of participation rates, growth
aspirations and the impact of
technology on the offering;

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	135

–reviewing the Group’s human
rights programme, including the
launch of self-assessment tools
to aid responsible labour practices
and mandatory global training to
support the prevention of human
trafficking; and
–monitoring the progress of the
Group’s initiatives to improve the lives
of people in its communities around
the world, in particular through the
progress of its strategic collaboration
with Action Against Hunger.

+	Further information on our 10-year responsible business plan can be found on pages 54 to 84.

Looking forward
During 2026, the Committee will
focus on the evolution of the Group’s
responsible business commitments.

Voice of the Employee

As IHG’s designated Non-Executive
Director (NED) with responsibility
for workforce engagement (Voice
of the Employee), Duriya Farooqui,
supported by the Board and
the Group’s Global HR team, held
a series of employee interface
sessions throughout the year to
engage directly with members of
IHG’s corporate and hotel workforces,
with the aim of sharing feedback
with the Board for consideration
in its decision-making.
Role and responsibilities
The role and responsibilities of the
designated Voice of the Employee
NED are to:
–support the design of the structure
and content of Board discussions on
employee engagement and culture;
–evaluate employee engagement
approaches and their effectiveness;
–ensure that employee feedback
and interests are factored into the
Board’s decisions and KPI setting;
–ensure that the Board, through the
Executive Committee, has effective
methods of receiving feedback from
employees and communicating
Board and executive decisions and
priorities throughout the organisation;
–ensure that all significant business
and budget proposals include
a management assessment of
the impact on employees; and
–ensure that executives share
employee feedback openly,
transparently and in a balanced way,
including reviewing employee
engagement surveys and other
employee reports, including
whistleblowing.
2025 engagement
Throughout 2025, Duriya, with the
participation of several other NEDs,
hosted eight employee interface
meetings to engage with a cross-
section of employees, and received
detailed feedback. These feedback
sessions, which were a mix of in-
person and virtual meetings/forums,
included leader groups within the
hotel, reservations and corporate
populations as well as employee
resource groups (ERG) representatives,
and took place across the UK, US,
India, China and various EMEAA
countries.

Discussion topics and themes in
relation to the feedback received
from employees included: workplace
culture and the embedding of a high-
performance culture; leader
communications; strategy, prioritisation
and collaboration; talent attraction;
onboarding and retention; technology
and career development.
Additional engagement and activities
undertaken by Duriya, the Chair of
the Board, and other NEDs during
the year included:
–monitoring and reviewing the
content and feedback from
global ‘all employee’ CEO calls;
–reviewing employee engagement
survey results;
–engaging with the Global HR
Leadership team to receive
broader cultural insights; and
–engaging directly with senior leaders
at Board and Committee meetings
and the Board strategy event.
Insights and learnings
Duriya provided regular feedback to
the Responsible Business Committee
and the Board throughout the year,
with key Board discussions taking
place around the insights as well as
action planning arising from employee
engagement survey results.
Plans for 2026
Duriya will remain as the Board
member with responsibility for
workforce engagement in 2026,
assisted by additional NEDs.
A schedule of discussions and feedback
sessions has been arranged for 2026
and will continue to encompass a
wide group of employees and leaders
from across all regions, including
ERGs. The discussion topics will be
tailored to specifically focus on those
areas that support the strategy and
the evolving culture. Additionally,
the Board will continue to keep
the functioning of the Voice of the
Employee programme under review
to ensure it meets best practice
and complies with regulatory
developments.

136	IHG	Annual Report and Form 20-F 2025

Nomination Committee Report
“The execution
of considered
succession
planning helps
the Board to
meet long-term
governance
responsibilities.”
Deanna Oppenheimer
Chair of the Nomination Committee

Highlights
–Continued assessment
of Board and Committee
composition and
succession plans.
–Continued development
of Executive Committee
succession planning.
–Oversaw the completion
of the internal Board
and Committee
performance review.

Key duties and role
of the Committee
Key objectives and summary
of responsibilities
In line with UK corporate governance
principles, the Committee reviews
the composition of the Board and
its Principal Committees, evaluating
the balance of skills, experience,
independence and knowledge before
making appropriate recommendations
to the Board as to any changes. It also
ensures that plans are in place for
orderly succession for both Directors
and other senior executives, and is
responsible for reviewing the Group’s
senior leadership needs.
The Committee’s role, responsibilities
and authority delegated to it by the
Board, including processes in relation
to appointments, are set out in its
Terms of Reference (ToR), which are
reviewed annually and approved
by the Board. The ToR state that
the Committee is responsible for
considering and proposing potential
candidates for appointment to the
Board and maintaining oversight
of Board and individual Director
performance.

+	The ToR are available at ihgplc.com/ investors under Corporate governance.

The Committee’s key responsibilities and
focus areas during the year have been:
–assessing the composition of the
Board and the Principal Committees
and succession planning, in
accordance with the ToR and
consistent with applicable policies;
–overseeing the internal performance
review of the Board and its Principal
Committees as well as the reviews
of individual Non-Executive
Directors; and
–monitoring the Executive Committee
and senior leadership talent and
succession planning.
Membership and attendance
at meetings
The Committee’s membership and
attendance at meetings are available
on page 117. All members of the
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
Effectiveness of the Committee
and internal performance review
During 2025, the Committee was
reviewed as part of the internal Board
performance review. Details of the
performance review, including how it
was conducted and the actions arising
from the review, are set out on page 127.
The review identified that the Committee
continues to operate effectively and
highlighted the sustained focus on Board
composition and executive and senior
talent succession.
Focus areas and activities
Board and Principal Committee
composition and succession planning
The Committee regularly reviewed
and considered Board refreshment
and succession plans. To inform its
assessment, the Committee continued to
maintain and review throughout the year a
Board refreshment and succession plan,
which tracks the skills, competencies
and experience of the Board members
and provides an overview of the Board’s
tenure, profile and Committee assignment
considerations.
Following evaluation of the plan, the
Committee determined that the Board
would benefit from additional financial
skills and experience. Accordingly,
the Committee initiated a search for
an additional Non-Executive Director
to meet this profile.
Russell Reynolds was engaged in
connection with the Non-Executive
Director search. Russell Reynolds does
not have any other connection with the
Company or any individual Directors.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	137

Russell Reynolds conducted initial reviews
and assessments to identify suitable
candidates for the role. Shortlisted
candidates met with various members of
the Board and management as relevant,
with assessments being made on the
appropriate competencies, functional
experience, cultural characteristics and
consideration of candidates’ other
commitments in line with the provisions
of the UK Corporate Governance Code.
Following completion of an interview
process and reference and background
checks, the Committee recommended
to the Board the appointment of
Nicholas Cadbury as Non-Executive
Director, which was approved by the
Board with effect from 1 March 2026.
Executive Committee appointments
The Committee discussed and considered
the changes to the Executive Committee
during the year, including the promotion
of Tejas Katre as Chief Human
Resources Officer.
The Committee considered the search
processes that had been followed to
consider candidates for this position,
including the assessment of external
and internal candidates as relevant,
and concluded it should recommend
the appointment to the Board.
Internal performance review
The Committee oversaw the internal
Board and Board Committee performance
review. The Committee approved
the development of questionnaires
by Committee Chairs with the support
of the Company Secretary, which
focused on overall performance and
effectiveness as well as matters
specific to the Board and respective
Committees, before being circulated
to Board members.
The Committee also considered and
endorsed the approach to individual
Non-Executive Director performance
review, with the Chair conducting
individual Non-Executive Director
reviews. The Senior Independent
Non-Executive Director also led the
review of the Chair.
Further information on the Board
and Committee internal performance
review process as well as the individual
Non-Executive Director reviews can
be found on page 127.
Executive Committee talent
and succession
Throughout the year, the Committee
also received updates on talent and
succession planning at Executive
Committee and senior leadership levels,
noting in particular progress in relation
to building depth of internal talent
and embedding a performance culture
(further details of which are included
on pages 64 and 145).
In compliance with UK reporting
requirements, information on the
balance and profile of the Board and
the Executive Committee is included
on page 121 and on page 65 for
the Group’s employees.
The Group’s Global Inclusion Policy
reflects the global nature of our business
and our desire to create a culture of
inclusion across all of the countries we
operate in. The policy applies across
the Group and, when assessing and
considering succession planning at
Board and Executive Committee levels,
the Committee takes the policy into
account in accordance with UK
governance requirements. The policy
further aligns to the Group’s responsible
business commitments, and a description
of progress against these commitments
is included on pages 54 to 84.
Looking forward
In 2026, the Committee will continue
to ensure that we have appropriate
plans in place for orderly succession
of appointments to the Board and
to senior management, so that we
attract top talent that reflects the
owners, guests and communities
with whom we do business.

138	IHG	Annual Report and Form 20-F 2025

Directors’ Remuneration Report
“I thank
investors for
their feedback,
continued
support of our
remuneration
policy and their
confidence
in management
to continue
to deliver
sustained
growth.”
Angie Risley
Chair of the Remuneration Committee

Table of contents

Remuneration at a glance
Pages 140 to 141
A snapshot of remuneration earned for 2025 and alignment of pay with strategy.
2025 Review of Directors’ Remuneration Policy
Pages 142 to 144
Details of the shareholder consultation process, a summary of the key elements of the resulting Directors’ Remuneration Policy and implementation for 2026.
Remuneration at IHG – the wider context
Pages 145 to 147
How we align elements of remuneration across the business and in-year developments to how we reward our colleagues.
Annual Report on Remuneration
Pages 148 to 161
Details on the individual elements of remuneration for 2025 and other remuneration disclosures relating to the year.

On behalf of the Board, I am delighted
to present the Directors’ Remuneration
Report for the year ended 31 December
2025. In this report, I set out how we
have worked with our stakeholders
to develop and implement a revised
approach to remuneration for Executive
Directors and the investor engagement
we had following the 2025 AGM vote,
as well as detailing performance and
associated remuneration outcomes
for the year.
2025 business
performance context
Continued to be driven by our ambitious
growth algorithm, business performance
was strong across all KPIs during the year.
We grew Global RevPAR by 1.5% and
NSSG was 4.7%a, operating profit
from reportable segmentsb increased
by $141m to $1,265m, and adjusted
free cash flowb increased by $238m
to $893m.
We have again seen substantial generation
of shareholder value, including a total
proposed dividend for the year of 184.5¢
and the completion of a $900m
share buyback programme for 2025.
Overview of 2025
remuneration outcomes
The incentive plan outcomes for 2025
reflect sustained strong business
performance over the short and
long term:
–The achievement on Annual
Performance Plan (APP) metrics
resulted in awards for Executive
Directors of 56.5% of maximum.
While there were headwinds to
trading linked to macro-economic
uncertainties which impacted our
ability to reach a stretching operating
profit target, excellent performance
for openings and room signings
resulted in an overall outcome
above target.
–The 2023–25 Long-Term Incentive
Plan (LTIP) award will vest at 82.7%
of maximum, driven by upper
quartile relative Total Shareholder
Return (TSR), exceptional performance
against ambitious EPS and cash flow
targets, and between threshold and
maximum performance for relative
NSSG and planet measures.
–The Remuneration Committee
(Committee) reviewed the formulaic
performance outcomes in line
with our framework for assessing
discretion. In line with previous
precedents, the operating profit
outcome under the APP and cash flow
outcome under the LTIP were adjusted
to exclude the integration costs of
the Ruby business as an exceptional
unforeseen cost. Without this
adjustment, the total APP outcome
would have been approximately 1%
lower as a proportion of target. There
is no impact on the LTIP vesting.
For more information see page 149.
In alignment with the evolution of our
Journey to Tomorrow plan and people
principles, during 2025 the Committee
applied discretion to remove a portion
of the 2023–25 LTIP award subject to
gender and ethnicity representation
targets (10% weighting). No replacement
was made for the portion removed, and
this element of the LTIP will therefore
not vest. The Committee also adjusted
the people targets for the 2024–26
LTIP award. Further details are provided
on pages 149 and 150.
The overall higher remuneration for
2025 demonstrates the alignment
between pay and performance and
reflects the above target incentive
outcomes, the revised bonus award
levels under the Directors’ Remuneration
Policy (Policy) and substantial share
price appreciation in the last three years.
Review of remuneration
We undertook a significant review
of remuneration arrangements for
the Executive Directors and other
Executive Committee roles during
the year, culminating in the formation
of a revised Policy, which was put
forward for shareholder approval
at the 2025 AGM.
The Policy review was driven by
the identification of a number of
key challenges faced by the business,
including risks to our senior talent and
succession pipeline, competitiveness
and structural differences against
our global talent peers, and internal
incentive provision consistency
and pay compression issues.
a.Net system size growth of 4.7% after adjusting for the impact of removing 7,092 rooms previously affiliated with The Venetian Resort Las Vegas in January 2025. Net system size growth of 4.0%
on a reported basis.
b.Definitions for Non-GAAP revenue and operating profit measures can be found on pages 107 to 112.
Reconciliations of these measures to the most directly comparable line items within the Group
Financial Statements can be found on pages 250 to 256.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	139

The Policy was based on a set of clear
principles and a rationale for change
including our increasingly global and
US-centric business and observed
evidence from analysis of talent flows
and benchmarking against relevant
global peers.
Further details on the background,
rationale for change, and the Policy
itself are fully described on pages
159 to 175 of our 2024 Annual Report
and Form 20-F.
We engaged in a comprehensive
shareholder consultation exercise ahead
of the 2025 AGM involving almost 60% of
our register and the major proxy agencies,
with several rounds of discussions taking
place in a two-way dialogue. We listened
to feedback and responded by actively
refining the original proposals, including
a downwards adjustment to RSU award
levels with performance-based awards
comprising the vast majority of the
long-term incentive opportunity, at 84%
for the CEO. Full details of the consultation
process, including the dates of
shareholder engagement, information
shared and the outcomes of this exercise,
are provided on page 142 of this report.
Based on the feedback provided
prior to and following the AGM, the
areas of concern varied by shareholder,
but the main challenges raised were in
relation to elements of the global peer
group and the scale and/or structure of
the proposed changes to remuneration.
The same concerns influenced the vote
on the Directors’ Remuneration Report
itself, which also received substantial
support (of almost 80% of shareholders).
The Committee stands by the
appropriateness of the global peer
group and the scale and structure of the
remuneration proposed, given the nature
of IHG’s business, and the need for
remuneration arrangements suitable to
recruit, motivate and retain appropriate
leadership for a large, high growth
and global business. A clear majority
of our largest shareholders agree,
as demonstrated by a vote of almost
70% in favour of the Policy.
In light of this strong overall shareholder
support, the ultimate voting being in
line with expectations in the context
of the shareholder proxy body
recommendations, the Committee
concluded that it was appropriate
to proceed with the implementation
of the Policy, as outlined in the 2024
Directors’' Remuneration Report.
Following the AGM, we contacted
shareholders to invite further feedback
and discussion to understand reasons
for the 30% of shareholders who voted
against the Policy and 21% who voted
against the 2024 Directors’ Remuneration
Report. We also had two-way discussions
with all major representative proxy
agencies. While no new insights
arose from our post-AGM engagement
with stakeholders, there were requests
for further clarity on the processes which
we have sought to address in this report.
Wider workforce
remuneration and
employee engagement
In 2025, the average budget for salary
increases was 3% for our UK and US
corporate workforce. The overall
average budget for 2026 increases
for this population will be 2%.
For the UK leased hotel estate, in
agreement with the owner, budgeted
2025 salary increases ranged from
2% to 9% and for 2026 range from 2%
to 8% (excluding limited exceptions
above this), with higher increases
applicable for frontline employees.
During 2025, we introduced new
performance management and reward
structures to drive a high-performance
culture and achieve closer alignment
of pay with individual performance.
Further details are provided on
page 145 of this report.
Additional funding was again made
available to the budgeted amount
of our 2025 Annual Performance Plan
to increase bonus amounts for our
strongest performers.
We reviewed our colleague travel
benefit programme during 2025
and launched a refreshed offering in
December. For corporate colleagues,
we continued to provide three
additional days of leave during 2025.
We were pleased to see our overall
employee engagement scores remain
resilient at 87%, which once again
saw IHG ranked in the top quartile
of Mercer’s most engaged employers.
IHG was named in the Fortune 100
Best Companies to Work For 2025.
I have had the opportunity to
participate in UK and US employee
engagement and listening sessions
during 2025, and would like to thank
all colleagues involved in these
sessions for their time and feedback.
Remuneration for 2026
Executive Directors’ salaries will increase
by 2% with effect from 1 April 2026,
aligned with increases for the UK and
US corporate workforce.
The APP measures for 2026 will
be operating profit from reportable
segments (70%), room signings (15%)
and Net System Size Growth (NSSG;
15%). NSSG will replace the existing
openings measure, ensuring that senior
management are focused not only
on new rooms, but also the rooms
that leave the system, so that there is
continued motivation to grow our overall
system size. While NSSG is also used
in the LTIP, the target for the APP is
absolute and drives growth against
our business targets within the year,
whereas the LTIP target provides a
relative, long-term measurement against
our closest peers. The Committee
therefore believes that having NSSG
targets of this nature in the APP and the
LTIP going forward will incentivise both
short-term and long-term performance
on an absolute and relative basis.
Measures for the 2026–28 LTIP cycle
will again be relative Total Shareholder
Return (20%); relative NSSG (25%); cash
flow (20%); adjusted earnings per share
(EPS) (25%); and carbon and people
metrics (10%).
About this report
I have continued to set out the
remuneration decisions and outcomes
fully and transparently and trust that
this report provides shareholders with
clarity on the alignment of performance
and reward for Executive Directors.
This Directors’ Remuneration Report
will be put to an advisory vote at the
May 2026 AGM.
Thank you for your continued
engagement and support.
Angie Risley
Chair of the Remuneration Committee
16 February 2026

140	IHG	Annual Report and Form 20-F 2025

Directors’ Remuneration Report continued
Remuneration at a glance
Key
Within the Directors’ Remuneration Report, we have used colour coding

Audited information
Content contained within a tinted panel highlighted with an ‘Audited’ tab indicates that all the information within the panel is audited.

to denote different elements of remuneration as follows:

¢	Salary
¢	Benefits
¢	Pension benefit
¢	Annual Performance Plan (APP) (up to 70% paid in cash with a minimum of 30% deferred into shares)
¢	Long Term Incentive Plan (LTIP) – before share price appreciation
¢	Share price appreciation

Executive Director remuneration for 2025
Elie Maalouf Chief Executive Officer
Value (£000)
Michael Glover Chief Financial Officer
Value (£000)
4,579
3,524

Shareholder highlights
TSR performance for IHG and peers over 3 years to 31 December 2025

Total dividend proposed for 2025 184.5¢ 2024: 167.6¢
Shareholders return through share buyback and ordinary dividends in 2025 >$1.1bn
Shareholders return through share buyback and ordinary dividends for three years to 2025 $3.3bn
TSR performance for IHG and peers
represents cumulative returns indexed
from an average Q4 2022 base
TSR peer
group
      IHG                Upper quartile                  Median                Lower quartile

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	141

How we performed in 2025
APP
56.5%
2025 APP achievement (% of maximum)

1	Operating profit from reportable segments: 70%
2	Room signings: 15%
3	Room openings: 15%
–Overall achievement between
target and maximum.
–Very strong openings and signings
performance towards the maximum.
Operating profit from reportable segmentsa ($m)
Actual 1,255b (39.8% of maximum)
Threshold
1,202
Target
1,292
Maximum
1,382
Room signings (k rooms)
Actual 102.1 (96.0% of maximum)
Threshold
84.1
Target
93.5
Maximum
102.8
Room openings (k rooms)
Actual 65.1 (94.5% of maximum)
Threshold
53.8
Target
59.8
Maximum
65.7
a.Definitions for Non-GAAP revenue and operating profit measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 251 to 256.
b.See page 149 for reconciliation to reported figures.
LTIP
82.7%
2023-25 LTIP achievement (% of maximum)

1	Relative Total Shareholder Return: 20%
2	Net system size growth: 20%
3	Absolute cash flow: 20%
4	Planet: 10%
5	People: 10% (subsequently removed)
6	Adjusted earnings per share: 20%
–Overall achievement between
threshold and maximum.
–Exceptional cash flow, EPS and
relative TSR performance above
maximum targets set.
–Strong relative NSSG and planet
performance above target.
Relative Total Shareholder Return (%)
Actual 118.0% (100% of maximum)
Threshold 53.9%
Maximum 79.9%
Relative net system size growth (%)
Actual 4.7% (75.2% of maximum)
Threshold 2.7%
Maximum 5.6%
Absolute cash flow ($bn)
Actual 3.42 (100% of maximum)
Threshold 1.67
Maximum 2.57
Adjusted earnings per share (%)
Actual 21% (100% of maximum)
Threshold 5%
Maximum 12%
Introduction of ECMs (%)
Actual 78.6% of maximum
Threshold
Maximum
Adoption of five existing ECMs (of hotels)
Actual 93.8% (75.2% of maximum)
Threshold 80%
Maximum 100%
a.People: Measure removed: 0% of 10% earned.

Executive Director shareholdings
A
B
2,758%
C
A
1,291%
B
C

A	Shares held outright and unvested shares not subject to performance conditions on net basis as % salary
B	LTIP and RSU shares held on net basis as % of salary
C	Guideline shareholding as % of salary

142	IHG	Annual Report and Form 20-F 2025

Directors’ Remuneration Report continued
2025 Review of Directors’ Remuneration Policy

Development of revised remuneration Policy

A wholesale review of the remuneration Policy for Executive Directors was carried out in the period leading up to the 2025 AGM, with almost 70% of our shareholder register ultimately voting in favour. This review was a lengthy process led by the Committee with the full support of the Board. The table below summarises the key stages in the development and implementation of the Policy, including the extensive and robust consultation with shareholders and their representative proxy agencies both ahead of and following the AGM.

Timing	Activity undertaken	Outcomes
Mid 2024 – October 2024
Formulation of proposals
–Developed revised Policy proposals based
on principles, business and performance
context and review of global market for talent.
–Internal approval by the Committee including
consultation with the Board.
–Articulation of a data-driven Policy that is market- aligned and addressed the key risks identified.
November – December 2024	Initial consultation –IHG wrote to and discussed the proposed Policy with over 50% of our shareholder register. –Initial discussions held with major proxy agencies.
–While many shareholders were supportive of the
proposals, we made several modifications in response
to a wide range of feedback received from investors
and proxy advisers, including amending the balance
between performance share and restricted share
elements of long-term incentive, strengthening
the restricted share underpin and increasing the
shareholding requirements.

December 2024 – February 2025	Further consultation –Consulted with major investors on revised proposals, in aggregate reaching nearly 60% of IHG’s equity.	–Further amendments made to proposals to respond to feedback, including reduction in the quantum of restricted share awards. –Formation and publication of final Policy.
April 2025
Publication of proxy reports
–IHG reviewed draft reports to ensure
accuracy of content and areas of challenge.
–Major proxy agencies released reports
setting out recommendations and areas
for shareholders to consider.
–Letter sent to subscribers of proxy reports
to add clarity on issues raised and further
explain rationale for change.

–The proxy agencies provide a service in reaching
a larger number of our investor base than we are
able to.
–While a substantial portion of our register who
subscribe to the proxy reports ultimately followed
recommendations to vote against the remuneration
resolutions, those we engaged with directly
after the proxy recommendations understood
the rationale and the majority voted in favour.

May 2025	AGM –Shareholders voted on Policy and issue statement in relation to voting outcomes.	–Policy supported by almost 70% of the register, including all of our top 10 shareholders. –Policy becomes effective after receiving majority support.
May – August 2025
Post-AGM consultation
–IHG contacted shareholders to invite further
feedback and discussion to understand reasons
for the 30% of shareholders who voted against
the Policy and 21% who voted against the 2024
Directors’ Remuneration Report.
–Further feedback received from some investors.
–Two-way discussions held with all major
representative proxy agencies.

–Further confirmation of voting rationale received,
with no substantive new information arising.
–While reasons for the votes received against
the Policy varied by shareholder, the main areas
raised were in relation to elements of the global
peer group and the scale and/or structure of
remuneration proposed.
–The same reasons were given for the votes against
the Policy and 2024 Directors’ Remuneration Report.
–Engagement with proxy bodies informed approach
to six-month update statement and continued high level
of transparency in ongoing remuneration reporting.

August 2025	Review and completion –Publication of post-AGM six-month update statement.
–Transparent communication to stakeholders on
the actions taken post AGM, including implementation
of the Policy in 2025.
–Completion of the consultation process, paving
the way for ongoing open communication with
shareholders and their proxy advisory bodies.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	143

Alignment with Investment Association (IA) priorities

The table below describes how our approach to the Policy review aligns with the relevant priorities set out in the IA’s letter sent to remuneration committee chairs in November 2025:
Priority	How we reflected in our Policy review
Company- specific rationale
–We identified and evidenced specific IHG challenges, including key risks to our talent and succession pipeline, competitiveness challenges vs the US market, and structural differences arising from UK PLC requirements relative to the US.
–We set out the business context for the review, including an increasingly global footprint with significant
US focus and strong long-term performance.

Benchmarking and peer group
–The peer group used reflects IHG’s global talent flow to/from hotel and wider industry peer companies.
–Filters were applied to ensure the relevance of the group, including identifiable talent flows to/from IHG, sector/strategic business relevance, consumer focus and Atlanta presence.
–Companies were filtered out where they were substantially larger than IHG, resulting in a group within which IHG was positioned at the median by market capitalisation.
–While the benchmarking data was used to inform an initial proposal for consultation based on median positioning, the final proposal was adjusted through engagement to reflect feedback received.

Hybrid plans
–Our review against the global peer group highlighted that IHG was an outlier in operating a single performance share plan, and that RSU plans were in global widespread use, including below
Executive Director level in IHG.
–We were cognisant that RSU plans and hybrid plans in particular were relatively rare in a UK FTSE context, and therefore consulted early and fully with shareholders, in several rounds of consultation.
–The most significant change made to our initial proposals was a downwards adjustment to RSU award levels with performance-based awards comprising the vast majority of the long-term incentive opportunity, at 84% for the CEO.

Bonus deferral and shareholding requirements
–In line with IA guidance, Executive Directors continue to be required to defer 30% of bonus earned even where the shareholding requirements have been met, with deferred bonus being subject to malus and clawback.
–A significant change for 2025 was an increase in shareholding requirement, for example from 500% to
1,000% of salary for the CEO, further aligning Executive Director interests with those of shareholders.

Summary of Policy implementation for 2026

Element	CEO	CFO	Operation for 2026
Salary (% increase for 2026)	£1,122,000 (2.0%)	£677,600 (2.0%)	–Salary increases aligned with those for wider corporate workforce in 2026.
Annual Performance Plan (APP) maximum (% of salary)	300%	250%
–Subject to financial and non-financial
performance conditions in 2026 (see below).
–At least 30% of bonus earned will be deferred
into shares for three years if the minimum
shareholding requirement has been met,
with at least 50% being deferred otherwise.

–APP target (% of salary)	150%	125%
LTIP maximum award (% of salary)	800%	500%	–Subject to financial and non-financial performance conditions over a three-year period (see following page). –Two-year post-vesting holding period.
–LTIP target award (% of salary)	400%	250%
Restricted Stock Unit (RSU) award (% of salary)	150%	100%	–Three year vesting period and two year post-vesting holding period. –Subject to underpin.
Pension cash allowance (% of salary)	12%	12%	–Aligned with other participants in the UK pension plan.
Minimum shareholding requirement (% of salary)	1,000%	400%
–To be met over five years from 2025 AGM
(or appointment if later) as agreed with the
Chair of the Board.
–The full minimum shareholding requirement
continues to remain in force for two years
following cessation as an Executive Director.

144	IHG	Annual Report and Form 20-F 2025

Directors’ Remuneration Report continued
2025 Review of Directors’ Remuneration Policy continued

Aligning variable elements of remuneration to strategy in 2026

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
–The strength and breadth of our portfolio,
tailored services and solutions, as well as our
technology and platforms drive consumer
preference, owner returns and rooms growth;
all contributing to our revenues and profit.
–Signings and NSSG are central to our strategy
of accelerating the growth of our brands
in high-value markets. NSSG has replaced
room openings for 2026 to align with our
focus on overall growth in system size.
–The underlying performance of the business
will be reviewed in considering the potential
application of discretion to formulaic
outcomes of the APP measures.

Room signings (15%)
Absolute Net System Size Growth (NSSG) (15%)
Long Term Incentive Plan (LTIP)	Relative Total Shareholder Return (20%)
–Our strategy is intended to deliver unmatched
guest experiences and unrivalled owner returns
for our stakeholders, including competitive
total shareholder returns.
–Our strategy is to accelerate the growth
of our brands in high-value markets by
using our global scale and expertise so it
is important that this forms a key element
of our management team’s LTIP.
–Enhancing our customer and owner offer
and accelerating the growth of our brands in
high-value markets drives sustained growth
in cash flows and profits over the long term,
which can be reinvested in our business
and returned to shareholders.

Relative NSSG (25%)
Absolute cash flow (20%)
	Carbon and people (10%)		–Measures aligned to our people and planet business priorities are included in our LTIP targets.
	Adjusted earnings per share (25%)		–EPS provides a measure of the efficiency of the capital structure, as well as promoting further alignment with shareholder experience and value.
Restricted Stock Unit (RSU)	Underpin		–The underpin measures all aspects of delivery of our strategy.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	145

Remuneration at IHG – the wider context

Developing high-performance culture and link to reward

At the beginning of 2025 we launched ‘High Performance Culture’ for our corporate and reservations colleagues globally. Designed to enable the organisation to deliver our strategy through adopting a continuous improvement mindset, we have shifted to an always-on approach to performance that provides clarity to colleagues and alignment to Regional and
Functional plans. Consequently, this strengthens our existing pay-for-performance approach.

Key changes include:
–Removing performance ratings for
all colleagues and replacing with
one definition of high performance.
–Creating a stronger alignment
between performance and reward.
–Upweighting our focus on goals
and the work that matters the most.
–Embedding our Growth Behaviours
as the ‘how’ we achieve high
performance.
–Building the capability of all people
leaders and articulating clear
expectations for high performance.
–Talking about performance
continuously through Elevate
1-1 conversations.
–Introducing an ‘IHG’ approach
to feedback.
APP
As part of the shift in culture, we launched a change to the APP arrangements for Bands 3-8, so that from 2025, the funding for the APP is determined by business performance. A colleague’s individual performance is then overlaid to the whole APP, with people leaders being able to award anything from zero to double the target APP.
Individual performance
This determines how much
individuals will receive.
Against our high-performance definition,
the actual APP award will be between zero and
double (0%–200%) of each target APP award.
Company performance
This determines the total APP pool available
to distribute across the Company.
Company performance is assessed
against three measures below.
Total APP pool
This is determined by
Company performance.
The total APP pool
represents the total funds
available to individuals.

A	EBIT 70%

B	Signings 15%

C	Openings 15%
Share plans
For those who are eligible for shares as part of their reward package, in the form of RSUs, performance now impacts how many shares someone receives. People leaders are able to award anything from zero to double the target RSU award.
Share ownership continues to provide the opportunity to benefit from the Company’s growth and success in the future, and individual performance is a vital part of that success. The Colleague Share Plan remains as a way for our broader colleague base to share in that success.
Long-Term Incentive Awards are granted to those at the most senior levels, with the level of vesting being based on
Company performance metrics aligned with those for Executive Directors.

146	IHG	Annual Report and Form 20-F 2025

Directors’ Remuneration Report continued
Remuneration at IHG – the wider context continued
How our reward practices are aligned across all levels of the organisation
Our approach to fairness in reward is an important aspect of our overall reward philosophy and is designed to attract, retain, motivate and engage talent at all levels of the business. It is supported by a robust governance approach that ensures our reward and recognition practices are fair and consistent across our employee population, as well as an alignment between the wider direct workforce and executive remuneration. We regularly review our approach externally, ensuring we are competitive in the different markets in which we operate and meet the needs of employees by offering market-driven reward packages.

Element	Executive Directors	Senior management	All employees	Details
Fixed
Salary	ò	ò	ò
–Managers put at the heart of the salary review process, allowing them to use discretion.
–Managers reminded of importance of making fair reward decisions consistent with our Code of Conduct to ensure employees are fairly rewarded according to their contribution, skills and experience.

Benefits	ò	ò	ò
–Corporate colleagues allocated IHG One Rewards Gold Elite Status.
–In 2025 we focused on benefits which drive attraction and retention of talent.
We proudly launched our IHG One Pass exclusive colleague travel benefits which strengthens our employee room rate offering, a key milestone for colleagues and their families.
–Review of healthcare across the UK corporate population and renewal with
Bupa as new provider.
–All UK corporate colleagues are covered for life insurance, income protection and critical illness.
–We offer US colleagues a streamlined selection of health and welfare plan designs and providers. We provide both financial and protection benefits to our colleagues through a life and accidental death and dismemberment insurance coverage.

Pension	ò	ò	ò
–UK and US pension benefits competitive against the market.
–Contribution rate for UK corporate, and eligible UK hotel employees, is aligned with 2:1 matching ratio up to 6% of salary from employees and 12% from IHG.
–Salary sacrifice available and life cover of 4x base salary for UK pension plan participants.

Variable
APP	ò	ò	ò
–Corporate performance metrics are aligned across corporate colleagues,
Executive Directors and Executive Committee (EC).
–Bonus deferral for three years in operation for senior management.
–Weightings of metrics for all corporate colleagues below EC level are aligned and higher awards can be earned through an employee’s individual performance and contribution to the Company.
–Additional funding was made available on top of the budgeted amount of our 2025 Annual Performance Plan to increase bonus amounts for our strongest performers.

LTIP	ò	ò		–Certain senior/mid-management and specialist roles are eligible to participate in the Long Term Incentive Plan, under which performance-based awards vest after three years.
RSU	ò	ò
–Executive Directors, certain senior/mid-management and specialist roles are eligible to receive an RSU award, which vests after three years.
–675 colleagues were in receipt of an RSU award for the 2025–27 cycle.
–At certain job levels, we run an annual nomination process whereby 30%
of the population can be nominated to receive an RSU award based on their performance.
–RSU awards are not subject to performance conditions, with the exception of an underpin for Executive Directors, but still align employee interests with those of shareholders.

Long Service Awards	ò	ò	ò
–All of the corporate workforce, including Executive Directors, are eligible to receive a Long Term Service Award, of varying value, once the employee reaches certain service milestones.
–In 2025, 777 corporate colleagues and 849 hotel colleagues globally received cash long-term service awards.
–Long service results in enhanced travel benefits under the IHG One Pass programme from 2026 onwards.

Colleague Share Plan			ò
–Available to around 99% of our corporate colleagues below the senior/mid-
management level.
–IHG matches the shares purchased by colleagues on a one-for-one basis up to a maximum match of $1,000 per annum.
–The registration for the 2026 plan was open to eligible colleagues in Q4
2025 and the take-up rate is 48.6%.
–The 2024 plan’s matching shares vested in January 2026 with more than
21,700 shares vesting between 2,636 employees, worth almost $3m.
–Colleagues receive dividends and voting rights on purchased shares.

Bravo Recognition plan			ò
–Colleagues below senior/mid-management level can be nominated for a cash award through our Bravo recognition scheme for going above and beyond in their roles while displaying exceptional IHG behaviours.
–13,203 one-off cash awards were made to corporate colleagues, and
19,921 cash awards were made to hotel colleagues globally during 2025.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	147

Employee engagement on pay
We have several forums for employees to express their opinions on pay. These include employee resource groups (ERGs) and direct engagement with Non-Executive Directors. In 2025, the Chair of the Committee met colleagues to understand their views on Executive Director and their own pay. Our employee engagement survey, Colleague HeartBeat, allows employees to give their views on working at IHG. The 2025 employee engagement scores for participating owned & leased hotel and reservations employees and general managers on the questions relating to reward and recognition exceeded our survey provider’s top quartile benchmark.
Paid fairly

Top quartile scores 65%
Appropriate recognition

Top quartile scores 69%
Benefit plan meets needs

Top quartile scores 73%
Performance impacts pay

Top quartile scores 67%

¢	Hotels	¢	Reservations	¢	General Managers
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
In 2025, all corporate colleagues were
given three recharge days to focus on
their wellbeing in a way that suits them
best, on top of any contracted annual
leave they are eligible to receive.
Leased hotel employees
As previously reported, following the
acquisition of a number of UK hotels,
employing entities for the estate’s hotels
were transferred to IHG. Employment
terms, including remuneration and
benefits, largely remained in place
on their pre-acquisition basis.
The Real Living Wage (RLW) has been
voluntarily adopted in IHG’s UK leased
hotel estate between 2022 and 2025.
Payroll budgets in these hotels are
approved by IHG UK leadership and
the hotel owners. The Living Wage
Foundation has increased the RLW level
by 6–7% with effect from May 2026. In
the context of current cost challenges
facing the hospitality industry, including
prevailing below-RLW market rates of
pay in the sector, increasing direct costs
such as employer National Insurance
and day-one sickness entitlement, and
the wider impact of pay compression
issues resulting from paying at least RLW
to all colleagues, it has been determined
that the hotels will not be in a position
to apply the RLW as a minimum level
with effect from May 2026.
However, it is planned to increase pay
levels by an average of 3.9% for relevant
hotel colleagues. All hotel colleagues will
continue to be paid above the National
Living Wage (NLW), with minimum pay
levels approximately 12% above NLW in
London and 3–4% above NLW outside
London. This includes employees aged
under 21 years old, where the National
Minimum Wage (NMW) is lower
than NLW.
This increase for hotel colleagues
compares to an average increase
of 2% for corporate employees,
including the Executive Directors.
In response to wider cost-of-living
pressures, additional measures were
implemented during 2023 and 2024,
aside from applying the RLW as a
minimum, including:
–one-off payments to frontline
colleagues
–salary increases ranging from
5% to 8% from April 2023
–enhanced maternity and paternity
provisions
–access to financial wellbeing
support and education, including
the launch of ‘Stream’, an Earned
Wage Access benefit, as well as
direct-from-payroll saving.
Taken together, these measures
reflect a deliberate strategy to support
colleagues through a combination of
pay, benefits, development opportunities
and wellbeing support, rather than
reliance on a single pay benchmark.
As market conditions have evolved,
this broader reward framework
provides greater flexibility to maintain
competitiveness and fairness while
managing cost sustainability.
The approach to hotel colleague pay
will be kept under review for future
years in the context of changes to
the RLW.

148	IHG	Annual Report and Form 20-F 2025

Directors’ Remuneration Report continued
Annual Report on Remuneration
The Annual Report on Remuneration explains how the Directors’ Remuneration Policy was implemented in 2025, the remuneration earned by the Executive Directors and how the Directors’ Remuneration Policy will be implemented in 2026.
Audited
Single total figure of remuneration – Executive Directors

		Fixed pay				Variable			Other £000	Total[b] £000

Executive Director	Year	Salary £000	Benefits £000	Pension benefit £000	Subtotal £000	APP £000	LTIP £000[a]	Subtotal £000
Elie Maalouf	2025	1,082	403	130	1,615	1,863	6,839	8,702	0	10,317
	2024	1,010	427	121	1,557	1,298	5,096	6,394	0	7,951

Michael Glover	2025	659	91	79	830	938	2,711	3,649	100	4,579
	2024	639	86	77	801	813	1,761	2,573	150	3,524
a.LTIP figures for 2024 relate to the 2022–24 LTIP cycle and have been restated using the actual share price of £100.72 on the date of vesting.
Figures for 2025 relate to the value of shares for the 2023–25 cycle using the Q4 2025 average closing share price of £96.97.
b.Sum of individual items may differ from totals due to values being shown to nearest £1,000.
Notes to the single
total figure table
Fixed pay
Salary: salary paid for the year.
Salary increases of 6.8% for
Elie Maalouf (from £1,029,600 to
£1,100,000) and 3% for Michael
Glover (from £644,800 to £664,350)
were applied with effect from
1 April 2025. The increase for Michael
Glover was in line with the increase
for UK and US corporate workforce,
and the increase for Elie Maalouf
was an adjustment approved as
part of the 2025 Directors’
Remuneration Policy.
Benefits: for Executive Directors,
this includes, but is not limited to,
taxable benefits such as company
car allowance and healthcare.
Elie Maalouf receives an RPI-linked
monthly net housing allowance
of £11,800 as at September
2025 (increased by RPI of 4.8%;
gross value for reporting purposes
of £21,400 per month) towards
UK housing costs to facilitate him
to carry out his UK-based role while
maintaining his US home and IHG’s
significant US business, government
and industry interests.
Other benefits provided include
travel costs and allowances (£53,000
for Elie Maalouf; £17,000 for Michael
Glover), tax return assistance (£41,000
for Elie Maalouf; £47,000 for Michael
Glover) and healthcare provision
(£47,000 for Elie Maalouf; £19,000 for
Michael Glover). It has been agreed that
Elie Maalouf would settle any employee
tax due in respect of travel within the
UK with effect from the beginning of
the 2024-25 tax year.
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
Other
Michael Glover received a gross
payment of £100,000 in March 2025,
being the final instalment of time-limited
one-off payments to cover relocation
and associated costs of his appointment
as CFO.
Variable pay
APP (maximum 70% cash and
minimum 30% deferred shares
subject to meeting minimum
shareholding requirement).
Operation
Disclosed award levels are determined
based on salary as at 31 December
2025. The target award was 150%
of salary for Elie Maalouf and 125%
of salary for Michael Glover, with
the maximum being double the
target award.
Any payment made under the
APP is subject to minimum levels
of performance under the operating
profit from reportable segments
metric, with the room signings and
room opening measures subject
to a financial gate:
–if operating profit performance
is below 85% of target, there
would be no payout under these
measures; and
–if operating profit performance
is between 85% of target and
threshold, payout for these
measures would be reduced
by 50%.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	149

Audited
APP outcome for 2025
The performance measures and outcomes of the 2025 APP were as follows. All figures are expressed as a proportion of target.

Performance measure	Weighting	Targets (straight-line payout between)			Performance achieved	Achievement as % of target
		Threshold (50% payout)	Target (100% payout)	Maximum (200% payout)
Operating profit from reportable segments[a]	70%	$1,202m	$1,292m	$1,382m	$1,255m	79.7%
Room signings (k rooms)	15%	84.1	93.5	102.8	102.1	191.9%
Room openings (k rooms)	15%	53.8	59.8	65.7	65.1	188.9%
Total weighted achievement (% of target)						112.9%
Award earned – Elie Maalouf (% of salary)						169.3%
Award earned – Michael Glover (% of salary)						141.1%
a.Definitions for Non-GAAP revenue and operating profit measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256..
The operating profit outcome under the APP was adjusted to exclude the integration costs (around $3m) of the Ruby business as an exceptional cost that was not envisaged at the time of setting the targets. The Committee was satisfied that this adjustment was appropriate to encourage management to undertake value-accretive deals. Without this adjustment the total APP outcome would have been approximately 1% lower as a proportion of target. Operating profit performance was above threshold, and therefore the financial gate was met for the room signings and room opening measures. The Committee also reviewed the overall performance of the Executive Directors and of the business, including relative to peers, and was satisfied that no further adjustments needed to be applied to the formulaic outcomes of the APP measures.
Elie Maalouf and Michael Glover have both met their shareholding requirement, and therefore 30% of APP earned for 2025 will be deferred into shares for three years. The only condition attached to deferred shares is continued service.
The resulting amounts earned were as follows:

Executive Director	Total amount earned (£000)	Of which paid in cash (£000)	Of which deferred in shares (£000)
Elie Maalouf	1,863	1304	559
Michael Glover	938	657	281
In determining operating profit from reportable segments for APP purposes, budgeted exchange rates for the year are used to ensure like-for-like comparison with the APP target set at the start of the year.

Operating profit from reportable segments (actual exchange rates) (see page 86)	$1,265m
Operating profit from reportable segments (2025 budget exchange rates; with Ruby integration costs adjustment)	$1,255m
æ LTIP 2023–25
LTIP outcome for 2023–25 cycle
The following table shows the 2023–25 LTIP performance measures and weightings, the threshold and maximum targets and actual achievement, based on the formulaic outcomes against the three-year targets set in 2023.

	Performance targets
Performance measure and weighting	Threshold (20% vesting)	Maximum (100% vesting)	Performance result	Achievement (% of maximum for measure)	Weighted achievement (% of maximum award)
Total shareholder return (20%): Three-year growth relative to competitors[a]	53.9% (Median)	79.9% (Upper quartile)	118.0% (Above upper quartile)	100.0%	20.0%
Relative net system size growth 20%): Three-year growth relative to competitors[b]	2.7% growth	5.6% growth	4.7% growth	75.2%	15.0%
Absolute cash flow (20%):	1.667bn USD	2.565bn USD	3.42bn USD	100.0%	20.0%
Adjusted Earnings Per Share (20%): Three-year compound annual growth	5%	12%	21%	100.0%	20.0%
Planet (10% split equally): Introduction of energy conservation measures (ECMs) for new-build and existing properties Adoption of five existing ECMs	New: 4.5% Existing: 2.8% 80% of hotels	New: 10.0% Existing 6.3% 100% of hotels	New: 10.2% Existing: 4.4% 93.8% of hotels	78.6% 75.2%	3.9% 3.8%
Total % of maximum opportunity vesting (out of a maximum 90% – see following page)					82.7%
a.Comparators are Accor S.A., Choice Hotels International Inc., Hilton Worldwide Holdings Inc., Hyatt Hotels Corporation, Marriott International Inc.,
Melia Hotels International S.A., Minor International PCL and Wyndham Hotels & Resorts Inc. Following the delisting of NH Hotel Group, the Committee determined that the parent company Minor International PCL should replace NH Hotel Group from the beginning of the performance period.
b.Comparators are Accor S.A., Choice Hotels International Inc., Hilton Worldwide Holdings Inc., Jin Jiang International Holdings Company Limited,
Marriott International Inc. and Wyndham Hotels & Resorts Inc.

150	IHG	Annual Report and Form 20-F 2025

Directors’ Remuneration Report continued
Annual Report on Remuneration continued
Audited
Removal of representation targets from the 2023–25 LTIP
In alignment with the evolution of our Journey to Tomorrow plan and people principles, during 2025 the Committee applied discretion to make the following change to the 2023–25 LTIP:
The portion of the 2023–25 LTIP award subject to gender and ethnicity representation targets (10% weighting) was removed.
No replacement was made for the portion removed, and this element of the LTIP will therefore not vest. The resulting maximum vesting level was 90% of the original award.
Adjustments to absolute cash flow target
Over the performance period of the 2023–25 LTIP award, there have been events that have impacted IHG’s cash flow that were unquantified or unforeseen when the original targets were set, specifically the acquisition of the Ruby business.
The table below shows the reconciliation between reported cash flow and the outcome for the 2023–25 LTIP.

Cash flow
Reconciliation	$bn
Reported cash flow from operations	3.73
Net cash from investing activities	(0.43)
Reported outcome per definition	3.30
Adjustment to remove impact of acquiring Ruby business	0.12
Adjusted outcome	3.42
The adjustment to remove the impact of the acquisition of the Ruby business had no impact on the vesting outcome.
No other discretion was applied in determining the vesting level of the 2023–25 LTIP award.
LTIP 2023–25 vesting
The award granted under the 2023–25 cycle will vest on 18 February 2026 based on achievement against targets measured over three years to 31 December 2025. The individual outcomes for this cycle are shown below.
The daily average closing share price over the final quarter of 2025 was 9,697p. This share price was used to calculate the total value of award and the value of award attributable to share price appreciation. Restated figures using the actual share price on the vesting date will be disclosed in the 2026 Directors’ Remuneration Report.

Executive Director	Number of shares granted	% of maximum award vested	Outcome (number of shares vesting)	Total value of award £000	Value of award attributable to share price appreciation £000
Elie Maalouf[a]	85,282	82.7%	70,527	6,839	2,931
Michael Glover	33,812	82.7%	27,962	2,711	1,173
a.Includes 65,512 shares granted on 10 May 2023 with a grant price of 5,501p and a top-up of 19,770 shares granted on 8 August 2023 with a grant price of 5,674p. Shares vesting are subject to a two-year holding period.
Adjustment to people measures attached to 2024–26 LTIP award
Adjustments to a portion of the 2024–26 LTIP award subject to two people measures were made, in alignment with the evolution of our Journey to Tomorrow plan and people principles:
–The Inclusion Index measure (5% weighting) was broadened from being based on the gap between ethnically diverse colleagues in the US and UK and the rest of the US/UK population, to instead being based on the gap between US and UK junior colleagues and the total corporate population, with an increase in the level of stretch for the threshold target from a gap of 7% to 5% and no change to the maximum target of no gap.
–The talent interventions measure (5% weighting) was amended to relate only to the Journey to General Manager and
Career Insights programmes, removing reference to RISE, to align with our current people principles. This amendment ensures that the programmes remaining in the scope of the LTIP measure are aligned with our people principles, and structured talent programmes for career progression. No adjustment was made to the target range.
For the revised Inclusion Index measure targets, the Committee was satisfied that there was no change to the level of stretch in the targets originally set at the time of grant.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	151

Audited
Scheme interests awarded during 2025
Annual Performance Plan (APP) – 2024
30% of the bonus earned in respect of the 2024 APP was deferred into shares with dividend rights, with no further conditions save continued service. An average of the closing mid-market share price for the three days following the publication of 2024 results was used to determine the number of shares to be awarded. Details of the resulting shares granted were as follows:

Executive Director	Type of award	Award date	Number of shares granted	Market price per share at grant £	Face value of award at grant £000	Vesting date
Elie Maalouf	Conditional shares	6 March 2025	3,903	99.73	389	3 March 2028
Michael Glover	Conditional shares	6 March 2025	2,444	99.73	244	3 March 2028
Long Term Incentive Plan (LTIP) – 2025–27 cycle
During 2025, LTIP awards were granted over shares with a maximum value of 800% of salary for the CEO and 500% of salary for the CFO, using an average of the closing mid-market share price for the five days prior to grant. These are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period. The vesting date for the award is the day after the announcement of our financial year 2027 Preliminary
Results in February 2028. These awards will vest to the extent that performance targets are met and will then be held in a nominee account for a further two years in accordance with the post-vest holding requirement, becoming unrestricted in February 2030.

Executive Director	Type of award	Award date	Performance period	Basis of award	Maximum shares awarded	Market price per share at grant £	Face value of award at grant £000
Elie Maalouf	Conditional shares	14 May 2025	1 January 2025 to 31 December 2027	800% of salary	99,581	88.37	8,800
Michael Glover	Conditional shares	14 May 2025	1 January 2025 to 31 December 2027	500% of salary	37,589	88.37	3,322
The performance measures for the 2025–27 LTIP cycle are as outlined below. NSSG is a relative measure and is measured to 30 September 2027, rather than 31 December 2027, due to the timing at which competitor data is published.

Measure and weighting	Threshold target (20% vesting)	Maximum target (100% vesting)
Relative TSR (20%)[a]	Median	Upper quartile
Relative NSSG (25%)[b]	NSSG of 4th ranked competitor	NSSG of 1st ranked competitor
Absolute cash flow (20%)	2.595bn USD	3.993bn USD
Adjusted EPS (25%)	6% absolute CAGR	14% absolute CAGR
Carbon and people (10%) – split between two equally weighted measures
Adoption of a set of Energy Conservation Measures (ECMs) across the owned, leased and managed (CMH) hotels – weighted average adoption	Increase of 9% points	Increase of 25% points
Talent interventions[c]	30% of talent promoted	50% of talent promoted
Straight-line vesting occurs between threshold and maximum target.
a.Comparator companies for TSR are Accor S.A., Choice Hotels International Inc., Dalata Hotel Group PLC, H World Group Limited,
Hilton Worldwide Holdings Inc., Hyatt Hotels Corporation, Indian Hotels Company Limited, Jin Jiang International Holdings Company Limited,
Marriott International Inc., Melia Hotels International S.A., Minor International PCL, Scandic Hotels Group AB, Shangri-La Hotel Public Company Limited,
Whitbread PLC and Wyndham Hotels & Resorts Inc.
b.Comparator companies for NSSG are Marriott International Inc., Hilton Worldwide Holdings Inc., Accor S.A., Jin Jiang International Holdings
Company Limited, Wyndham Hotels & Resorts Inc. and Choice Hotels International Inc.
c.Threshold vesting will occur if 30% of talent who took part in the programmes between 2023 and 2025 have been promoted by 31 December 2027 and maximum vesting will occur if 50% of talent who took part in the programmes have been promoted by 31 December 2027.

152	IHG	Annual Report and Form 20-F 2025

Directors’ Remuneration Report continued
Annual Report on Remuneration continued
Audited
Restricted Stock Units (RSU) – 2025–27 cycle
During 2025, RSU awards were granted over shares with a maximum value of 150% of salary for the CEO and 100% of salary for the CFO using an average of the closing mid-market share price for the five days prior to grant.
The awards are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period. The vesting date for the awards is the day after the announcement of our financial year 2027 Preliminary Results in February 2028.
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
of stakeholders, including our shareholders, owners and guests.
Vested awards will then be held in a nominee account for a further two years, becoming unrestricted in February 2030 following the two-year post-vest holding period.

Executive Director	Type of award	Award date	Performance period	Basis of award	Maximum shares awarded	Share price used to determine award size £	Face value of award at grant £000
Elie Maalouf	Conditional shares	14 May 2025	Not applicable. Underpin measured to February 2028	150% of salary	18,671	88.37	1,650
Michael Glover	Conditional shares	14 May 2025	Not applicable. Underpin measured to February 2028	100% of salary	7,517	88.37	664
Relative importance of spend on pay
The chart below sets out the actual expenditure of the Group on remuneration and distributions to shareholders in 2024 and 2025.
Operating profit from reportable segmentsa is also included as this is a significant constituent of the APP.
Expenditure of the Group on remuneration and distributions to shareholders in 2024 and 2025
$m
+12.5%
Operating profit from
reportable segments
+7.6%
Cost of shareholder returns by
way of dividend and buybacks
+0.7%
Staff costs
a.Definitions for Non-GAAP revenue and operating profit measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	153

Audited
Executive Directors’ shareholdings and share interests
æ Executive Director shareholding requirement
The shareholding requirement under the Directors’ Remuneration Policy in force at the end of 2025 is 1,000% of salary for the Chief Executive Officer and 400% for other Executive Directors. The number of shares held outright includes all Directors’ beneficial interests and those held by their spouses and other connected persons. It also includes the net value of unvested shares that are not subject to any further performance conditions or underpins.
The minimum shareholding requirement applies for two years post-cessation of employment or cessation as a director.
As part of this requirement, shares have been granted and all unvested awards are held in a nominee account, with Executive Directors being required to electronically sign an agreement to the terms of the grant, including the post-employment shareholding requirement.
A
B
2,758%
C
A
1,291%
B
C

A	Shares held outright and unvested shares not subject to performance conditions on net basis as % salary
B	LTIP and RSU shares held on net basis as % of salary
C	Guideline shareholding as % of salary
The respective shareholding requirements have been met by Elie Maalouf and Michael Glover as at 31 December 2025.
Shareholdings as a percentage of salary are calculated using the 31 December 2025 closing share price of 1,046p.
A combined tax and social security rate of 47% is used for both Michael Glover and Elie Maalouf.
Current Directors’ share interests
The APP deferred share awards are subject to continued service only and are not subject to additional performance conditions. Details of the performance conditions to which the unvested LTIP awards are subject can be found on pages 149 and 151 of this report and page 147 of the 2024 Directors’ Remuneration Report.
There have been no changes in the shareholding interests of the Executive Directors since the end of the financial year up to the publication of this report.
Shares and awards held by Executive Directors at 31 December 2025

	Number of shares held outright, including those subject to post- vest holding		APP deferred share awards		LTIP share awards (unvested)		RSU share awards (unvested)		Total number of shares and awards held
Executive Director	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Elie Maalouf	143,472	109,462	24,533	32,921	248,000	208,149	18,671	0	434,676	350,532
Michael Glover	25,505	15,675	8,825	8,064	96,074	75,023	7,517	3,474	137,921	102,236

154	IHG	Annual Report and Form 20-F 2025

Directors’ Remuneration Report continued
Annual Report on Remuneration continued
Relative performance graph
The graph below shows the Company’s TSR performance from 31 December 2015 to 31 December 2025, compared with the
TSR performance achieved by the FTSE 100 over the same period. The Company is a constituent of the FTSE 100 and therefore this index is considered relevant for comparison purposes.
History of Chief Executive Officer’s remuneration
The table below shows the CEO’s total remuneration and incentive outcomes for the 10 years to 31 December 2025.

	CEO	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Single figure of remuneration (£000)	Elie Maalouf	–	–	–	–	–	–	–	4,242	7,951	10,317
	Keith Barr	–	2,161	3,143	3,376	1,484	3,199	4,273	4,173	–	–
	Richard Solomons	3,662	2,207	–	–	–	–	–	–	–	–
Annual incentive earned (% of maximum)	Elie Maalouf	–	–	–	–	–	–	–	81.8	63.0	56.5
	Keith Barr	–	69.7	84.1	58.7	0	100	95.7	81.8	–	–
	Richard Solomons	63.9	66.8	–	–	–	–	–	–	–	–
LTIP earned (% of maximum)	Elie Maalouf	–	–	–	–	–	–	–	57.8	84.7	82.7
	Keith Barr	–	46.1	45.4	78.9	30.6	20	52.1	57.8	–	–
	Richard Solomons	49.4	46.1	–	–	–	–	–	–	–	–
Audited
Payments to past Directors
Sir Ian Prosser, who retired as Director on 31 December 2003, had an ongoing healthcare benefit of £2,797.62 during the year.
Payments for loss of office
No payments for loss of office were made to Executive Directors during the year to 31 December 2025.
Pension entitlements
No Executive Director is entitled to any defined benefit pension or related benefit from IHG.
Malus and clawback
Malus and clawback provisions apply to incentive plans as set out in the Directors’ Remuneration Policy, which can be found on page 174 of the Annual Report and Form 20-F 2024. The non-exhaustive circumstances in which malus and clawback provisions could be used include corporate failure, material misstatement, error or misrepresentation in the financial statements, an award being made in error, action that amounts to fraud or misconduct, summary dismissal and serious reputational damage. Malus provisions relate to unvested awards while clawback applies for the three years post-payment or vesting (including the cash element of the APP), which is considered to be a reasonable length of time to discover and assess circumstances that would warrant use of these provisions. The malus and clawback provisions were not enacted during 2025.
The Company has in place an incentive clawback policy in line with the SEC requirement.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	155

CEO pay ratio
Pay ratios will differ significantly between companies, even within the same industry, depending on demographics and business models. The Group’s UK employee demographic, which primarily consisted of largely professional, management and senior corporate roles, changed in 2019 with the addition of a number of hotel employing entities, comprising the UK leased estate, which includes a large proportion of part-time and flexible-working support and service roles. Consistent with past disclosures, we show the ratio both including and excluding the UK hotel employing entities.

Financial year ended 31 December		Full population			Population excluding hotel employing entities
	Method	25th	Median	75th	25th	Median	75th
2025	Option C	283:1	214:1	119:1	144:1	113:1	73:1
2024	Option C	228:1	169:1	95:1	119:1	92:1	59:1
2023	Option C	242:1	156:1	78:1	94:1	71:1	46:1
2022	Option C	193:1	113:1	67:1	71:1	56:1	35:1
2021	Option C	163:1	65:1	41:1	59:1	42:1	27:1
2020	Option C	89:1	44:1	25:1	35:1	26:1	18:1
2019	Option C	180:1	122:1	59:1	71:1	49:1	32:1
2018	Option C	–	–	–	72:1	48:1	29:1
The 2018–24 figures have been restated to reflect the value of the CEO’s LTIP awards on the date of actual vesting rather than the estimated values used in the respective years’ reports.
What drives the difference
in pay between our CEO
and other employees?
Pay ratios reflect how remuneration
arrangements differ as responsibility
increases for more senior roles within
the organisation, for example:
–a greater proportion of performance-
related variable pay and share-based
incentives apply for the more senior
executives, including Executive
Directors, who will have a greater
degree of influence over performance
outcomes;
–role-specific incentive plans apply
in certain areas such as corporate
reservations, sales, hotel development
and general managers of IHG owned
& leased hotels. The target and
maximum amounts that can be
earned under these plans are typically
a higher percentage of base salary
for more senior employees, which
in turn affect the pay ratio; and
–incentive plans for other corporate
employees are typically primarily
based on a combination of individual
performance and the Group’s
operating profit from reportable
segments.
The increase in ratio since 2020 reflects
the strong performance of the business
and the resulting increases in variable
pay outcomes, and revisions to the
Policy, including higher bonus award
levels for Executive Directors. Overall,
on this basis, the Company believes that
the median pay ratio for the relevant
financial year is consistent with the pay,
reward and progression for the
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
Specifically, this involves:
–compiling all monthly payroll data
for all UK employees from 1 January to
31 December 2025 detailing complete
variable and fixed remuneration,
including pension and taxable benefits
such as company car allowance and
healthcare; and
–valuing APP for the corporate
workforce based on actual 2025
Company performance metrics,
with no adjustment to that for individual
performance, as actual outcomes
for this element of the award are
not known at the time of writing this
report, so that it reflects as much of
the same input as for the CEO data
as possible at the time of calculation.
In practice, personal performance
outcomes are subject to manager
discretion and awards can be flexed
between 0% and 200% of target.
Option C requires three UK employees
to be identified as the equivalent of the
25th, 50th and 75th percentile. Having
identified these employees based on
the population as at 31 December 2025,
the remuneration for 2025 is calculated
on the same basis as the CEO single
total figure of remuneration.
The pay arrangements for the six
employees – three from the full population
and three from the population excluding
hotel employing entities – were reviewed
alongside those for the employees ranked
immediately above and below them to
confirm that they were representative
of pay levels at these quartiles. The 2025
salary and total pay for the individuals
identified at the lower, median and
upper quartiles are set out below:

Year		25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
Financial year ended 31 December 2025 – Full population	Salary £	£29,121	£43,429	£67,776
	Total remuneration £	£36,547	£48,216	£86,814
Financial year ended 31 December 2025 – Excluding hotel employing entities	Salary £	£54,845	£69,189	£103,000
	Total remuneration £	£71,952	£91,732	£142,344

156	IHG	Annual Report and Form 20-F 2025

Directors’ Remuneration Report continued
Annual Report on Remuneration continued
Audited
Single total figure of remuneration: Non-Executive Directors

			Fees £000		Taxable benefits £000		Total[a] Rounded to the nearest £000
Non-Executive Director	Date of original appointment	Additional/ Committee appointments	2025	2024	2025	2024	2025	2024
Deanna Oppenheimer	1 June 2022	N, R	509	494	51	56	560	550
Graham Allan	1 September 2020	A, N, RB, SID	144	140	3	2	147	142
Arthur de Haast	1 January 2020	A, RB	90	87	3	5	93	92
Duriya Farooqui	7 December 2020	VoE, A, RB	100	93	11	17	111	110
Byron Grote	1 July 2022	A, N, R	119	116	3	4	122	120
Sir Ron Kalifa	1 January 2024	A, R	90	87	6	4	95	91
Angie Risley	1 September 2023	N, R, RB	119	116	17	20	136	136
Sharon Rothstein	1 June 2020	A, RB	90	87	26	21	116	108
a.Sum of individual items may differ from totals due to values being shown to nearest £1,000.

+	See page 119 for Board and Committee membership key and page 117 for attendance.
Benefits: For Non-Executive Directors, benefits include taxable travel and accommodation expenses to attend Board meetings away from the designated home location. Under UK income tax legislation, the non-UK based Non-Executive
Directors are not subject to tax on some travel expenses; this is reflected in the taxable benefits for Deanna Oppenheimer,
Duriya Farooqui and Sharon Rothstein.
Non-Executive Directors’ shareholdings at 31 December 2025

Non-Executive Director	2025	2024
Deanna Oppenheimer[a]	7,000	7,000
Graham Allan	600	600
Arthur de Haast	1,000	1,000
Duriya Farooqui[a]	200	200
Byron Grote[a]	7,800	6,800
Sir Ron Kalifa	679	679
Angie Risley	848	848
Sharon Rothstein[a]	2,000	2,000
a.Shares held in the form of American Depositary Receipts (ADRs).
There have been no changes in the shareholdings from the end of the financial year to the publication of this report for
Non-Executive Directors who have remained in role.
Non-Executive Director fees for 2026
The fees for Non-Executive Directors are reviewed and agreed annually in line with the Policy. Increases for 2026 are in line with those for the wider UK and US corporate workforce budget. The resulting fee levels that will be effective from
1 January 2026 are as follows, with each element independently rounded to the nearest £1,000:

		Annual fee
		2026	2025
Role	Increase	£000	£000
Chair of the Board	2.0%	519	509
Non-Executive Director	2.0%	91	90
Additional fees
Chair of Audit Committee	2.0%	31	30
Chair of Remuneration Committee	2.0%	31	30
Chair of Responsible Business Committee	2.0%	16	16
Senior Independent Director	2.0%	40	39
Voice of the Employee role	2.0%	11	10

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	157

Annual percentage change in remuneration of Directors compared to employees
The table below shows the percentage change in each Director’s remuneration compared to that of an average employee between the financial years ended 31 December 2020 to 31 December 2025.
The 2025 remuneration figures for the Directors are taken from the data used to compile the single total figure of remuneration tables shown on pages 148 and 156, prior to any rounding. No employees are directly employed by the Group’s Parent Company, so the average employee data is based on the same UK corporate employee population as that on which the CEO pay ratio is calculated.
All corporate employees have the same corporate performance metrics for the APP as the Executive Directors; however, for corporate employees below Executive Committee level, awards may be adjusted based on individual performance, the results of which are not available at the time of reporting. For average employee data, we assume that no adjustment to company performance is made in respect of individual performance. Non-Executive Directors are not eligible to participate in any variable remuneration plans.

	Salary					APP					Taxable benefits
Executive Director	2021	2022	2023	2024	2025	2021	2022	2023	2024	2025	2021	2022	2023	2024	2025
Elie Maalouf	22%	4%	21%	19%	7%	100%	(1)%	(15)%	(8)%	44%	91%	12%	247%	111%	(6)%
Michael Glover	–	–	–	–	3%	–	–	–	–	15%	–	–	–	–	7%
Non-Executive Director
Deanna Oppenheimer	–	–	–	4%	3%	N/A	N/A	N/A	N/A	N/A	–	–	–	69%	(9)%
Graham Allan	–	49%	13%	6%	3%	N/A	N/A	N/A	N/A	N/A	–	684%	108%	(36)%	18%
Arthur de Haast	18%	4%	3%	4%	3%	N/A	N/A	N/A	N/A	N/A	(1)%	1706%	28%	(16)%	(33)%
Duriya Farooqui	–	4%	3%	11%	8%	N/A	N/A	N/A	N/A	N/A	–	100%	10%	15%	(35)%
Byron Grote	–	–	–	9%	3%	N/A	N/A	N/A	N/A	N/A	–	–	–	(26)%	(32)%
Sir Ron Kalifa	–	–	–	–	3%	N/A	N/A	N/A	N/A	N/A	–	–	–	–	48%
Angie Risley	–	–	–	–	3%	N/A	N/A	N/A	N/A	N/A	–	–	–	–	(15)%
Sharon Rothstein	–	4%	3%	4%	3%	N/A	N/A	N/A	N/A	N/A	–	100%	(10)%	159%	22%
Average employee	3%	14%	8%	5%	5%	100%	(6)%	(9)%	(5)%	(10)%	(11)%	5%	20%	15%	17%
Notes
–The Remuneration Committee approved an additional fee of £10,000 for the Voice of the Employee Non-Executive Director
role for Duriya Farooqui with effect from 1 June 2024.
–Byron Grote was appointed Chair of the Audit Committee with effect from 1 March 2023.
–Elie Maalouf took on the role of Group CEO on 1 July 2023 and therefore his percentage change between 2023 and 2024 reflects a period during 2023 in his previous CEO, Americas role.
–The increase in salary for Elie Maalouf and increases in APP for Elie Maalouf and Michael Glover are driven primarily by revised remuneration under the revised Policy approved in 2025.

158	IHG	Annual Report and Form 20-F 2025

Directors’ Remuneration Report continued
Annual Report on Remuneration continued
Committee areas of focus
in 2025
–Approval of the 2024 Directors’
Remuneration Report.
–Review and approval of 2024
remuneration outcomes and 2025
incentive plan structures and targets.
–In-year Company and relative
performance tracking.
–Review and adjustment of in-flight
LTIP targets in alignment with our
Journey to Tomorrow strategy.
–Wider workforce remuneration
matters.
–Completion of the review of
Directors’ Remuneration Policy
and implementation.
–Shareholder engagement process.
–Review of Committee Terms of
Reference and effectiveness.
Key objectives and
summary of responsibilities
The Committee approves, on behalf of
the Board, all aspects of remuneration
for the Executive Directors, the
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
Committee’s role and responsibilities
are set out in its Terms of Reference
(ToR), which are reviewed annually
and approved by the Board.

+	The ToR are available on IHG’s website at ihgplc.com/investors under Corporate governance.

Membership and
attendance at meetings
The members of the Committee
during 2025 were Angie Risley (Chair),
Deanna Oppenheimer, Byron Grote
and Sir Ron Kalifa. Details of the
attendance at Committee meetings
are set out on page 117.
During 2025, the Committee was
supported internally by the Company
Chair, the Group’s CEO and CFO,
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
Non-Executive Directors’
letters of appointment
and notice periods
Non-Executive Directors have letters
of appointment, which are available
upon request from the Company
Secretary’s office.
In accordance with Provision 40 of
the UK Corporate Governance Code,
Deanna Oppenheimer, Non-Executive
Chair, is subject to 12 months’ notice
and, in compliance with Provision 19
of the UK Corporate Governance
Code, has not held the position of
Non-Executive Chair for beyond nine
years from her appointment. No other
Non-Executive Directors are subject
to notice periods; all Non-Executive
Directors are subject to an annual re-
election by shareholders at the AGM.
Effectiveness of
the Committee
In 2025, the Committee’s effectiveness
was reviewed as part of the internal
Board performance review process. The
Committee concluded that it remains
effective and meets its responsibilities
well. Focus areas identified included
continued member skill development
and awareness of wider workforce pay.
Advisers
IHG appointed Willis Towers Watson
(WTW) to act as independent adviser to
the Committee in 2024, following a
competitive tender process undertaken
by the Committee.
WTW is a member of the Remuneration
Consultants Group and, as such, operates
under the code of conduct in relation
to executive remuneration consulting
in the UK. The Committee is therefore
satisfied that the advice received from
its advisers is objective and independent.
Fees of £230,108 plus VAT were paid to
WTW in respect of the advice provided
to the Committee in relation to Director
remuneration in 2025. Fees were charged
at a combination of fixed amounts for
specific items of work and hourly rates.
Approach to target setting
Targets are set by the Committee,
taking into account IHG’s growth
algorithm and long-range business
plan as approved by the Board, market
expectations and the circumstances
and relative performance at the time.
The Committee sets stretching targets
for senior executives that will reflect
successful outcomes for the business
based on its strategic and financial
objectives for the period.
Absolute targets may be set relative
to budget and/or by reference to
prior results, generally containing a
performance range with additional
stretch to incentivise outperformance
and minimum performance levels
for payout.
Relative targets are set against an
appropriate comparator group of
companies for the relevant measure,
for example, relative NSSG in the
LTIP was set against our six largest
competitors with more than 500,000
rooms, to reflect our strategy of
accelerating the growth of our brands
in high-value markets.
Performance will be reviewed
throughout the period in which it is
applicable for, and if any amendments
are required, this will be disclosed in
the Directors’ Remuneration Report
for the year in which the amendment
has been agreed.
Board changes
There were no changes to the
composition of the Board during 2025.
As announced on 15 December 2025,
Nicholas Cadbury will join the Board on
1 March 2026. His fees will be aligned
with the 2026 rates on page 156.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	159

Wider workforce
remuneration and
employee engagement
As outlined on page 146, IHG operates
an aligned approach to remuneration
throughout the organisation. During the
year, the Committee reviewed aspects
of the Company’s wider workforce
remuneration approach as part of its
regular meeting agenda.
The Company engaged with the
workforce through its employee
engagement survey, which covers
a number of areas, including pay and
benefits competitiveness and wellness.
Our overall employee engagement
remained at 87% for 2025, placing
IHG in the top quartile of employers
for engagement.
During 2025, the Chair of the Committee
joined UK and US employee engagement
sessions to meet directly with members
of IHG’s corporate workforce, with the aim
of collating and sharing such feedback
with the Board for consideration in
its decision-making. No concerns were
raised regarding Executive Director
remuneration or how it aligns with the
wider IHG remuneration principles.
Service contracts
and notice periods for
Executive Directors
The Committee’s policy is for all
Executive Directors to have service
contracts with a notice period of
12 months from the Company and
a notice period of six months for the
employee. On an exceptional basis
to complete an external recruitment
successfully, a longer initial notice
period reducing to 12 months may
be used. This is in accordance with
Provision 40 of the UK Corporate
Governance Code.
All Executive Directors’ appointments
and subsequent reappointments to
the Board are subject to election and
annual re-election by shareholders
at the AGM.
Details of current Executive Directors’
contracts are available on request
from the Company Secretary’s office.
The respective dates of appointment
and notice periods are shown below:

Executive Director	Date of original appointment to the Board	Notice period
Elie Maalouf	1 January 2018	12 months
Michael Glover	20 March 2023	12 months
Voting on remuneration at the Company’s AGM
The outcomes of the latest remuneration votes are shown below:

AGM	Votes for	Votes against	Abstentions
Directors’ Remuneration Report (advisory vote): 8 May 2025	97,581,504 (79.00%)	25,940,873 (21.00%)	587,107
Directors’ Remuneration Policy (binding vote): 8 May 2025	83,101,700 (69.51%)	36,445,863 (30.49%)	4,561,922
Implementation of Directors’ Remuneration Policy in 2026
This section explains how certain elements of the Policy will be applied in 2026.
Salary: Executive Directors
Directors’ salaries are agreed annually in line with the Policy. The following salaries will apply with effect from 1 April 2026:

	Increase	2026	2025
Executive Director	%	£	£
Elie Maalouf	2.0	1,122,000	1,100,000
Michael Glover	2.0	677,600	664,350
Salaries for both Executive Directors will increase by 2.0% in line with the budget for the wider UK and US corporate workforce.
RSU 2025
RSU awards will be granted to Executive Directors in 2026. The following underpin will apply, which is the same as the underpin for the 2025 awards:
–Vesting of restricted shares will be contingent on the satisfaction of a discretionary underpin, which will be assessed by the
Committee prior to vesting. The Committee will consider the extent to which the Executive Directors have effectively delivered
IHG’s strategy across the vesting period, as well as any factors that have resulted in serious reputational damage or significant financial loss to the Company.
–In making its assessment, the Committee will take into account the experience of stakeholders, including our shareholders, owners and guests. Following the vesting date for each award cycle, the Committee will disclose its considerations in assessing the underpin in the relevant Directors’ Remuneration Report.

160	IHG	Annual Report and Form 20-F 2025

Directors’ Remuneration Report continued
Annual Report on Remuneration continued
Implementation of Directors’ Remuneration Policy in 2026 continued
APP 2026 and LTIP 2026–28 performance measures and targets
APP
The APP measures for 2026 will be operating profit from reportable segments (70%), room signings and Net System Size Growth
(NSSG) (15% each).
The previously used room openings measure will be replaced with an absolute NSSG measure. This change aims to ensure that management are focused not only on adding new rooms, but also on retaining existing ones, thereby growing our overall system size. While the LTIP also includes an NSSG measure, the APP target is absolute and drives growth against our business targets within the year. In contrast, the LTIP target provides a relative, long-term measurement against our closest peers. The Committee believes that having NSSG targets in both the APP and the LTIP will incentivise both short-term performance on an absolute basis and longer-term growth on a relative basis.
The following table sets out the measures, definitions and weightings for the 2026 APP. Details of the targets are sensitive and will be disclosed alongside the performance achieved in the 2026 Directors’ Remuneration Report.

Measure	Definition	Weighting
Operating profit from reportable segments	A measure of IHG’s operating profit from reportable segments for the year	70%
Room signings	Absolute number of new room signings	15%
NSSG	Absolute Net System Size Growth	15%
LTIP
Measures for the 2026–28 cycle are
relative Total Shareholder Return (20%);
relative net system size growth (25%);
cash flow (20%); adjusted earnings
per share (EPS) (25%); and carbon
and people metrics (10%). These are
the same categories of metric used
for the 2025–27 cycle.
The rationale for the inclusion of
each of the LTIP metrics is as follows:
–Relative Total Shareholder Return –
reflects our aim to deliver competitive
shareholder returns as well as aligning
the interests of Executive Directors
with those of shareholders;
–Relative net system size growth
(NSSG) – measured relative to our
closest competitors, NSSG reflects
our industry-leading growth in our
scale ambition;
–Cash flow – as a metric, it measures
our ability to deliver consistent,
sustained growth in cash flows
and profits over the long-term;
–Carbon and people – aligned to
our decarbonisation strategy, the
carbon measure relating to Energy
Conservation Measures (ECMs)
is focused on supporting owners of
new-build and conversion re-use hotels
to reduce energy costs and drive better
hotel performance via adoption of
ECMs. The people measure relates
to our primary hotel leadership
programme, Journey to GM, to focus
attention on developing high-quality
talent to fuel our long-term growth; and
–Adjusted EPS – a key business metric,
prominent in company results reporting
and commonly used for valuation
purposes. It provides a measure of the
efficiency of the capital structure, in
that returns of capital can be captured
within Adjusted EPS performance, as
well as promoting further alignment
with shareholder experience.
How are performance targets set?
The targets for the 2026–28 LTIP
have been set by the Committee,
taking into account IHG’s long-range
business plan, market expectations
and the circumstances and relative
performance with the aim of setting
stretching targets for senior executives,
which will reflect successful outcomes
for the business based on its long-term
strategic objectives.
Aligned with the medium- to long-term
aspirations of our growth algorithm
and with EPS consensus forecasts at
the time that the Committee set them,
the Adjusted EPS targets for the
2026–28 cycle are unchanged from
the 2025–27 targets following the
increase to the targets for that cycle.
Analysis showed that the range sits at
the upper quartile relative to other FTSE
100 companies. While performance for
recent cycles has been strong, a lower
RevPAR growth environment, heightened
competition and normalisation of growth,
and more moderate consensus estimates
and internal forecasts led the Committee
to determine that the range should
remain in line with the targets for the
2025–27 cycle.
Adjusted EPS targets incorporate
assumed share buybacks as part of our
ongoing shareholder return programme,
so the Committee would not expect
to adjust performance outcomes
at the end of the performance period
for buybacks made during the cycle.
Threshold performance will result in
20% vesting, maximum performance
will result in 100% vesting, with straight-
line vesting in between threshold
and maximum.
The details of the targets for the
2026–28 LTIP cycle are set out in
the table on the following page.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	161

Measure	Definition	Weighting	Targets
Relative Total Shareholder Return (TSR)	IHG’s performance against a comparator group of global hotel companies against which TSR outcomes are measured: Accor S.A., Choice Hotels International Inc., H World Group Limited, Hilton Worldwide Holdings Inc., Hyatt Hotels Corporation, Indian Hotels Company Limited, Jin Jiang International Holdings Company Limited, Marriott International Inc., Melia Hotels International S.A., Minor International PCL, Scandic Hotels Group AB, Shangri-La Hotel Public Company Limited, Whitbread PLC and Wyndham Hotels & Resorts Inc.	20%	Threshold: Median of comparator group Maximum: Upper quartile of comparator group
Relative net system size growth	IHG’s aggregated compound annual growth rate (CAGR) against our six largest competitors with more than 500,000 rooms: Marriott International Inc., Hilton Worldwide Holdings Inc., Accor S.A., Jin Jiang International Holdings Company Limited, Wyndham Hotels & Resorts Inc. and Choice Hotels International Inc. Targets will be set based on increased room count that is consistent with the relevant company’s business plan objectives and practice as at the start of the LTIP cycle.	25%	Threshold: Fourth ranked competitor excluding IHG Maximum: First ranked competitor excluding IHG
Absolute cash flow	Cumulative annual cash generation over the three-year performance period. Absolute cash flow includes reported cash flow from operations and net cash from investing activities.	20%	Threshold: $2.706bn Maximum: $4.163bn
Carbon and people	1. Planet Adoption of Energy Conservation Measures (ECMs) in new-build and conversion re-use hotels. 2. Talent interventions Impact of our Journey to GM (J2GM) talent programme.	10% (5% each)
1. Threshold: 78% adoption of ECMs
Maximum: 86% adoption of ECMs
2. Threshold: 30% of talent who took part
in the J2GM programme commencing
between 2024 and 2026 have been
promoted by 31 December 2028
Maximum: 50% of talent who took part
in the J2GM programme commencing
between 2024 and 2026 have been
promoted by 31 December 2028

Adjusted earnings per share (EPS)	Absolute compound annual growth rate (CAGR).	25%	Threshold: 6% per annum CAGR Maximum: 14% per annum CAGR
Angie Risley
Chair of the Remuneration Committee
11 February 2026

162	IHG	Annual Report and Form 20-F 2025

Statement of Compliance
Our statement of compliance summarises how the Group has applied the principles of the 2024 UK Corporate Governance
Code (available at frc.org.uk/library/standards-codes-policy/corporate-governance/uk-corporate-governance-code/
under UK Corporate Governance Code), as published in January 2024 (the Code), and comments on compliance with the Code’s provisions.
This should be read in conjunction with the Strategic Report on pages 4 to 114, and Governance, including the Directors’
Remuneration Report, on pages 138 to 161, as a whole.
The Board considers that the Group has complied in all material respects with the Code’s provisions for the year ended
31 December 2025.
1.Board Leadership
and Company Purpose
A. The role of the Board
The Board continues to lead the
Group’s strategic direction and long-
term objectives. Further responsibilities
of the Board are set out on page 122.
The Board met eight times during 2025
and all Directors continue to act in what
they consider to be the best interests
of the Company, consistent with their
statutory duties. Further details of 2025
Board meetings, including information
on matters discussed and decisions
taken by the Board, are set out on
pages 123 to 125; attendance information
is on page 117; and skills and experience
and biographical information is on
pages 118 to 119.
A description of IHG’s business model
and the factors contributing to its
resilience is set out on pages 24 to 29.
An assessment of the principal risks
facing the Group is included on
pages 48 to 53.
Potential conflicts of interest are reviewed
annually, and powers of authorisation
are exercised in accordance with the
Companies Act and the Company’s
Articles of Association.
During the year, if any Director has
unresolved concerns about the operation
of the Board or the management of
the Company, these would be recorded
in the minutes of the meeting.
B. The Company’s purpose,
values and strategy
Our purpose is to provide True Hospitality
for Good. A description of our culture is
set out on pages 56 to 59 and information
on the Board’s assessment of how the
culture has been embedded is included
on page 116. A summary of the Board’s
activities in relation to the Voice of the
Employee is included on page 135.
Information on the Group’s approach
to rewarding its workforce, underpinned
by its embedded performance culture,
is contained on pages 145 to 147.
C. Board decisions and outcomes
References to the outcomes of Board
decisions are included throughout
this report. For example, information
on the outcomes of, and change
delivered by, the Board’s endorsement
of a performance culture is included
on pages 62 and 145. Details of the
outcome of the decision to acquire
the Ruby brand are set out on pages
13 and 33. The summary of decisions
made by the Board on pages 124 and
125 also illustrates the outcomes of
those decisions.
D. Shareholders and stakeholders
The Board engaged actively throughout
2025 with shareholders and other
stakeholders. Information on the
extensive consultation exercise with
shareholders in respect of the Directors’
Remuneration Policy approved during
the year is included on pages 139
and 142.
Information on the Board’s consideration
of and engagement with other
stakeholders, including employees,
suppliers, hotel owners and guests,
is included on pages 124 to 126.
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
2.Division of Responsibilities
F. The Chair
Deanna Oppenheimer leads the
operation and governance of the
Board and its Committees.
Deanna commenced as Chair in
September 2022 and was independent
on appointment.
G. Board composition
The size and composition of the Board
and its Committees are kept under
review by the Nomination Committee
to ensure the appropriate combination
of Executive and Non-Executive
Directors. Details of the composition
of the Board and Committees are
available on pages 118 and 119.
At least half of the Board, excluding
the Chair, are Independent Non-
Executive Directors. Neither of the
Executive Directors has a non-executive
director role or other significant
appointment.
H. Non-Executives
Non-Executive Director terms
of appointment outline IHG’s time
commitment expectations required
to fulfil their role.
The commitments of each Director are
included in the Directors’ biographical
details on pages 118 and 119. Details of
Non-Executive Director appointment
terms are set out on page 158.
The time each Non-Executive
Director dedicates to IHG, including
consideration of other appointments,
is reviewed annually as part of
the performance review of Directors
(see page 127). The Chair led the
reviews in 2025 and was satisfied
that the Non-Executive Directors’
other duties and time commitments
do not conflict with those as Directors.
Graham Allan, as the Senior
Independent Non-Executive Director,
provides a sounding board for the
Chair and serves as an intermediary for
the other Directors and shareholders.
Graham also led the annual performance
review of the Chair (see page 127).
After each Board meeting, Non-Executive
Directors and the Chair meet without
Executive Directors being present.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	163

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
3.Composition, Succession
and Evaluation
J. Appointments
Appointments to the Board are
led by the Nomination Committee in
accordance with its Terms of Reference
(available on our website at ihgplc.com/
investors under Corporate governance).
The Nomination Committee also supports
the Board in succession planning for the
Board and senior management. Further
details of the role of the Nomination
Committee and what it did in 2025 are
in the Nomination Committee Report
on pages 136 to 137.
The overall process of appointment
and removal of Directors is overseen
by the Board as a whole.
All of the Directors retire and seek
election or re-election at each AGM.
K. Skills
Details of the skills, experience and
biographical information of the Board
are set out on pages 118 and 119.
The Chair and Company Secretary ensure
that new Directors receive a full induction,
and that all Directors have the requisite
knowledge and familiarity with the Group
to fulfil their role.
The length of service of Non-Executive
Directors is reviewed regularly.
L. Annual performance review
The Board undertakes either an internal
or external annual Board performance
review. In 2025, the Board undertook
an internal performance review. Details
of the process and results of the review
are included on page 127.
Performance reviews of Directors,
including the Chair, are also carried out
on an annual basis. Directors’ biographies
are set out on pages 118 and 119, and
details of performance reviews carried
out in 2025 are on page 127.
4.Audit, Risk and
Internal Control
M. Audit functions
The Audit Committee is comprised
entirely of Independent Non-Executive
Directors (see page 117 for membership
details).
Byron Grote, the Audit Committee’s
Chair, has recent and relevant financial
experience, and the Committee as a
whole has competence relevant to the
sector in which we operate. Details of
the Committee’s role, responsibilities
and activities are set out on pages
128 to 133.
The Audit Committee reviewed the
effectiveness of the Group’s Internal
Audit function and also assessed
PricewaterhouseCoopers LLP’s
performance during 2025, including
its independence and effectiveness.
Details of these reviews are set out
in the Audit Committee Report on
pages 129 to 131.
N. Assessment of the Company’s
position and prospects
The Statement of Directors’
Responsibilities (including the Board’s
statement confirming that it considers
that the Annual Report and Form 20-F,
taken as a whole, is fair, balanced and
understandable and provides the
information necessary for shareholders
to assess the Group’s position,
performance, business model and
strategy) is set out on page 165.
The status of IHG as a going concern
is set out in the Directors’ Report on
page 263. An explanation of the Group’s
performance, business model, strategy
and the risks and uncertainties relating
to IHG’s prospects, including the
viability of the Group, is set out in the
Strategic Report on pages 4 to 114.
O. Risk management
The Board determines the nature
and extent of the principal risks the
organisation is willing to take to achieve
its strategic objectives. The Board
completed an assessment of the
principal and emerging risks facing the
Group during the year, including those
risks that would threaten the Group’s
business model, future performance,
solvency or liquidity and reputation
(see pages 48 to 53 for further details
of the principal risks). The Board and
Audit Committee monitor the Group’s
risk management and internal
control framework and conduct an
annual review of its effectiveness.
Throughout the year, the Board has
directly, and through delegated authority
to the Executive Committee and
the Audit Committee, overseen and
reviewed the operation of the Group’s
risk management and internal control
framework, including the material
controls across financial, operational,
reporting and compliance areas.
See pages 46 to 53 and 128 to 133.
In making this assessment, the Board
recognises that risk and control remain
dynamic and that any framework of
internal control has inherent limitations.
5.Remuneration
P. Remuneration policies
and practices
The Remuneration Committee is
responsible for developing policy
on executive remuneration and
determining remuneration packages
of Directors and senior management.
The Directors’ Remuneration Report
is set out on pages 138 to 161. Details
of the Remuneration Committee’s
focus areas during 2025 are set out on
page 158, and its membership details
are on pages 118 and 119. A summary
of the Company’s malus and clawback
provisions is included on page 154.
Q. Procedure for developing
policy on executive remuneration
Details of how the Directors’
Remuneration Policy (DR Policy) was
implemented in 2025 are set out
on pages 142 to 144. The DR Policy
was reviewed and put to vote during
2025. Details of how it was developed
and the related shareholder
consultation are set out on page 142.
During 2025, no individual Director
was involved in deciding his or her
own remuneration outcome.
R. Independent judgement
and discretion
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
consideration of the use of discretion
during 2025 is set out on pages
148 to 161.

164	IHG	Annual Report and Form 20-F 2025

Holiday Inn Resort
Kandooma, Maldives.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	165

Statement of Directors’ Responsibilities
Financial Statements
and accounting records
The Directors are required to prepare
the Annual Report and Form 20-F and the
Financial Statements for the Company
and the Group at the end of each financial
year in accordance with applicable law
and regulations. Under company law,
directors must not approve the Financial
Statements unless they are satisfied that
they give a true and fair view of the state
of affairs of the Company and the Group
and the profit or loss of the Group for
that period. The Directors have prepared
the Consolidated Financial Statements in
accordance with UK-adopted international
accounting standards and IFRS Accounting
Standards as issued by the International
Accounting Standards Board. The Company
Financial Statements have been prepared
in accordance with UK accounting standards,
comprising Financial Reporting Standard 101
‘Reduced Disclosure Framework’ (‘FRS 101’),
and applicable law.
In preparing these Financial Statements,
IHG Directors are required to:
–select suitable accounting policies
and apply them consistently;
–make judgements and accounting
estimates that are reasonable;
–state whether the Consolidated
Financial Statements have been
prepared in accordance with
UK-adopted international accounting
standards;
–state for the Company Financial
Statements whether applicable UK
accounting standards, comprising
FRS 101, have been followed; and
–prepare the Financial Statements
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
Disclosure Guidance
and Transparency Rules
The Board confirms that to the best
of its knowledge:
–The Consolidated Financial Statements
have been prepared in accordance with
UK-adopted international accounting
standards, and IFRS Accounting Standards
as issued by the International Accounting
Standards Board, and give a true and fair
view of the assets, liabilities, financial
position and profit or loss of the Group
taken as a whole;
–The Company Financial Statements have
been prepared in accordance with UK
accounting standards, comprising FRS 101,
and give a true and fair view of the assets,
liabilities and financial position of the
Company; and
–The Annual Report, including the
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
–pertain to the maintenance of records
that, in reasonable detail, accurately and
fairly reflect the Group’s transactions
and dispositions of assets;
–are designed to provide reasonable
assurance that transactions are recorded
as necessary to permit the preparation of
the Consolidated Financial Statements in
accordance with UK-adopted international
accounting standards and International
Financial Reporting Standards as issued
by the International Accounting Standards
Board, and that receipts and expenditure
are being made only in accordance with
authorisation of management and the
Directors of the Company; and
–provide reasonable assurance regarding
prevention or timely detection of
unauthorised acquisition, use or disposition
of the Group’s assets that could have a
material effect on the Consolidated
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
Management has undertaken an
assessment of the effectiveness of the
Group’s internal control over financial
reporting at 31 December 2025 based on
criteria established in the Internal Control-
Integrated Framework issued by the
Committee of Sponsoring Organizations of
the Treadway Commission (2013 Framework).
Based on this assessment, management
has concluded that as at 31 December 2025,
the Group’s internal control over financial
reporting was effective.
During the period covered by this document,
there were no changes in the Group’s
internal control over financial reporting that
have materially affected or are reasonably
likely to materially affect the effectiveness of
the internal controls over financial reporting.
The Group’s internal control over
financial reporting at 31 December 2025,
together with the Group’s Consolidated
Financial Statements, were audited
by PricewaterhouseCoopers LLP, an
independent registered public accounting
firm. Their auditor’s report can be found
on page 174.
For and on behalf of the Board
Elie Maalouf
Chief Executive Officer
16 February 2026
Michael Glover
Chief Financial Officer
16 February 2026

166	IHG	Annual Report and Form 20-F 2025

[This page is intentionally left blank]

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	167

[This page is intentionally left blank]

168	IHG	Annual Report and Form 20-F 2025

[This page is intentionally left blank]

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	169

[This page is intentionally left blank]

170	IHG	Annual Report and Form 20-F 2025

[This page is intentionally left blank]

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	171

[This page is intentionally left blank]

172	IHG	Annual Report and Form 20-F 2025

[This page is intentionally left blank]

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	173

[This page is intentionally left blank]

174	IHG	Annual Report and Form 20-F 2025

Independent Auditor’s US Report
Report of Independent Registered Public
Accounting Firm
To the Board of Directors and
Shareholders of InterContinental
Hotels Group PLC
Opinions on the Financial
Statements and Internal Control
over Financial Reporting
We have audited the accompanying
Group statements of financial position
of InterContinental Hotels Group PLC
and its subsidiaries (the “Group”) as of
31 December 2025 and 2024, and the
related Group income statements and
Group statements of comprehensive
income, changes in equity and cash flows
for each of the three years in the period
ended 31 December 2025, including the
accounting policies, the related notes and
Schedule 1: condensed parent company
financial information, as of 31 December
2025 and 2024 and for each of the three
years in the period ended 31 December
2025, appearing on pages 288 to 291
(collectively referred to as the “Financial
Statements”). We also have audited the
Group’s internal control over financial
reporting as of 31 December 2025, based
on criteria established in Internal Control –
Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations
of the Treadway Commission (COSO).
In our opinion, the Financial Statements
referred to above present fairly, in all
material respects, the financial position
of the Group as of 31 December 2025
and 2024, and the results of its operations
and its cash flows for each of the three
years in the period ended 31 December
2025 in conformity with IFRS Accounting
Standards as issued by the International
Accounting Standards Board and
UK-adopted International Accounting
Standards. Also in our opinion, the Group
maintained, in all material respects,
effective internal control over financial
reporting as of 31 December 2025,
based on criteria established in Internal
Control – Integrated Framework (2013)
issued by the COSO.
Basis for Opinions
The Group's management is responsible
for these Financial Statements, for
maintaining effective internal control
over financial reporting, and for its
assessment of the effectiveness of
internal control over financial reporting,
included in Management’s report on
internal control over financial reporting
on page 165. Our responsibility is to
express opinions on the Financial
Statements and on the Group's internal
control over financial reporting based on
our audits. We are a public accounting
firm registered with the Public Company
Accounting Oversight Board (United
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
are not, by communicating the critical
audit matters below, providing separate
opinions on the critical audit matters

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	175

or on the accounts or disclosures to
which they relate.
Breakage assumption used to
estimate IHG One Rewards loyalty
programme deferred revenue
As described in the Estimates section
of the Accounting policies and in
Note 3 to the Financial Statements,
deferred revenue relating to the IHG
One Rewards loyalty programme was
$1,727m as of 31 December 2025. The
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
As described in the System Fund
and other co-brand revenues section
of the Accounting policies and Note 31
to the Financial Statements, System
Fund expenses were $1,763m, as of 31
December 2025. The Group operates
a System Fund (the ‘Fund’) to collect
and administer cash assessments from
hotel owners for specified purposes of
use including marketing, reservations,
certain hotel services and IHG One
Rewards. The Fund is not managed
to generate a surplus or deficit for IHG
over the longer term, but is managed
for the benefit of the IHG System with
the objective of driving revenues for
the hotels in the System. Services are
provided by the Fund and are funded
by assessment fees. Costs are incurred
and allocated to the Fund in accordance
with the principles agreed with the
IHG Owners Association and ensuring
appropriate consistency of application.
The principal considerations for our
determination that performing procedures
relating to accounting for System Fund
expenses is a critical audit matter are (i)
the significant judgment by management
when developing the Group’s internal
policies in order to apply the principles
agreed with the IHG Owners Association
to expenses incurred; and (ii) a high
degree of auditor judgment, subjectivity
and effort in performing procedures
and assessing the consistency of
management’s allocation of expenses
to the System Fund in line with the
agreed principles.
Addressing the matter involved
performing procedures and evaluating
audit evidence in connection with
forming our overall opinion on the
Financial Statements. These procedures
included testing the effectiveness
of controls relating to the allocation
of expenses to the System Fund.
These procedures also included,
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
and (iii) evaluating the reasonableness
of a sample of journal entries
transferring expenses to the
System Fund.
/s/PricewaterhouseCoopers LLP
Birmingham, United Kingdom
16 February 2026
We have served as the Company’s auditor
since 2021.

176	IHG	Annual Report and Form 20-F 2025

Group income statement

		2025	2024[a]	2023[a]
For the year ended 31 December 2025	Note	$m	$m	$m
Revenue from fee business	3	1,897	1,774	1,672
Revenue from owned & leased hotels	3	544	515	471
Revenue from insurance activities	3, 20	27	23	21
System Fund and reimbursable revenues	31	2,721	2,611	2,460
Total revenue	2	5,189	4,923	4,624
Cost of sales		(764)	(745)	(742)
System Fund and reimbursable expenses	31	(2,767)	(2,694)	(2,441)
Administrative expenses		(354)	(359)	(338)
Insurance expenses	20	(36)	(29)	(23)
Share of profits of associates and joint ventures		6	10	31
Other operating income		14	10	21
Depreciation and amortisation	2	(67)	(65)	(67)
Impairment (loss)/reversal on financial assets		(21)	(10)	1
Other net impairment charges		(2)	–	–
Operating profit	2	1,198	1,041	1,066
Operating profit analysed as:
Operating profit before System Fund, reimbursables and exceptional items		1,265	1,124	1,019
System Fund and reimbursable result		(46)	(83)	19
Operating exceptional items	6	(21)	–	28
		1,198	1,041	1,066

Financial income	7	49	63	39
Financial expenses	7	(202)	(178)	(126)
Foreign exchange gains/(losses)		37	(25)	35
Remeasurement of contingent purchase consideration		(8)	(4)	(4)
Profit before tax		1,074	897	1,010
Tax	8	(315)	(269)	(260)
Profit for the year		759	628	750

Attributable to:
Equity holders of the parent		758	628	750
Non-controlling interest		1	–	–
		759	628	750

Earnings per ordinary share	10
Basic		490.9¢	389.6¢	443.8¢
Diluted		486.5¢	385.3¢	441.2¢
a.In 2025, foreign exchange gains/(losses) have been presented on a separate line. The 2024 and 2023 amounts were previously presented within
‘Financial expenses’.
b.

+	Accounting policies and notes on pages 183 to 240 form an integral part of these Group Financial Statements.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	177

Group statement of comprehensive income

	2025	2024	2023
For the year ended 31 December 2025	$m	$m	$m
Profit for the year	759	628	750
Other comprehensive (loss)/income
Items that may be subsequently reclassified to profit or loss:
Gains/(losses) on cash flow hedges, including related tax credit of $14m (2024: $11m charge, 2023: $nil)	140	(124)	(30)
Gains/(losses) on net investment hedges	35	(7)	15
Costs of hedging	4	(11)	–
Hedging (gains)/losses reclassified to financial expenses	(186)	165	28
Exchange (losses)/gains on retranslation of foreign operations, including related tax charge of $2m (2024: $2m charge, 2023: $4m charge)	(91)	4	(137)
	(98)	27	(124)
Items that will not be reclassified to profit or loss:
(Losses)/gains on equity instruments classified as fair value through other comprehensive income, including related tax of $nil (2024: $nil, 2023: $1m charge)	(1)	2	(3)
Remeasurement gains/(losses) on defined benefit plans	–	4	(2)
	(1)	6	(5)
Total other comprehensive (loss)/income	(99)	33	(129)
Total comprehensive income	660	661	621

Attributable to:
Equity holders of the parent	659	661	621
Non-controlling interest	1	–	–
	660	661	621

+	Accounting policies and notes on pages 183 to 240 form an integral part of these Group Financial Statements.

178	IHG	Annual Report and Form 20-F 2025

Group statement of changes in equity

	Equity share capital	Capital redemption reserve	Shares held by employee share trusts	Other reserves	Fair value reserve	Cash flow hedge reserves	Currency translation reserve	Retained earnings	IHG share- holders’ equity	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2025	137	16	(63)	(2,862)	25	28	373	34	(2,312)	4	(2,308)
Profit for the year	–	–	–	–	–	–	–	758	758	1	759
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss:
Gains on cash flow hedges	–	–	–	–	–	140	–	–	140	–	140
Gains on net investment hedges	–	–	–	–	–	–	35	–	35	–	35
Costs of hedging	–	–	–	–	–	4	–	–	4	–	4
Hedging gains reclassified to financial expenses	–	–	–	–	–	(187)	1	–	(186)	–	(186)
Exchange losses on retranslation of foreign operations	–	–	–	–	(1)	1	(91)	–	(91)	–	(91)
	–	–	–	–	(1)	(42)	(55)	–	(98)	–	(98)
Items that will not be reclassified to profit or loss:
Losses on equity instruments classified as fair value through other comprehensive income	–	–	–	–	(1)	–	–	–	(1)	–	(1)
	–	–	–	–	(1)	–	–	–	(1)	–	(1)
Total other comprehensive loss for the year	–	–	–	–	(2)	(42)	(55)	–	(99)	–	(99)
Total comprehensive income for the year	–	–	–	–	(2)	(42)	(55)	758	659	1	660
Repurchase of shares, including taxes and transaction costs	(2)	2	–	–	–	–	–	(882)	(882)	–	(882)
Purchase of own shares by employee share trusts	–	–	(15)	–	–	–	–	–	(15)	–	(15)
Transfer of treasury shares to employee share trusts	–	–	(34)	–	–	–	–	34	–	–	–
Release of own shares by employee share trusts	–	–	55	–	–	–	–	(55)	–	–	–
Equity-settled share- based cost (note 27)	–	–	–	–	–	–	–	67	67	–	67
Tax related to share schemes	–	–	–	–	–	–	–	9	9	–	9
Equity dividends paid (note 9)	–	–	–	–	–	–	–	(270)	(270)	–	(270)
Exchange and other adjustments	10	1	(2)	(9)	–	–	–	3	3	–	3
At 31 December 2025	145	19	(59)	(2,871)	23	(14)	318	(302)	(2,741)	5	(2,736)
All items within total comprehensive income are shown net of tax.

+	Accounting policies and notes on pages 183 to 240 form an integral part of these Group Financial Statements.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	179

	Equity share capital	Capital redemption reserve	Shares held by employee share trusts	Other reserves	Fair value reserve	Cash flow hedge reserves	Currency translation reserve	Retained earnings	IHG share- holders’ equity	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2024	141	14	(35)	(2,863)	23	(2)	376	396	(1,950)	4	(1,946)
Profit for the year	–	–	–	–	–	–	–	628	628	–	628
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Losses on cash flow hedges	–	–	–	–	–	(124)	–	–	(124)	–	(124)
Losses on net investment hedges	–	–	–	–	–	–	(7)	–	(7)	–	(7)
Costs of hedging	–	–	–	–	–	(11)	–	–	(11)	–	(11)
Hedging losses reclassified to financial expenses	–	–	–	–	–	165	–	–	165	–	165
Exchange gains on retranslation of foreign operations	–	–	–	–	–	–	4	–	4	–	4
	–	–	–	–	–	30	(3)	–	27	–	27
Items that will not be reclassified to profit or loss:
Gains on equity instruments classified as fair value through other comprehensive income	–	–	–	–	2	–	–	–	2	–	2
Remeasurement gains on defined benefit plans	–	–	–	–	–	–	–	4	4	–	4
	–	–	–	–	2	–	–	4	6	–	6
Total other comprehensive income for the year	–	–	–	–	2	30	(3)	4	33	–	33
Total comprehensive income for the year	–	–	–	–	2	30	(3)	632	661	–	661
Repurchase of shares, including taxes and transaction costs	(2)	2	–	–	–	–	–	(812)	(812)	–	(812)
Purchase of own shares by employee share trusts	–	–	(27)	–	–	–	–	–	(27)	–	(27)
Transfer of treasury shares to employee share trusts	–	–	(33)	–	–	–	–	33	–	–	–
Release of own shares by employee share trusts	–	–	31	–	–	–	–	(31)	–	–	–
Equity-settled share- based cost (note 27)	–	–	–	–	–	–	–	60	60	–	60
Tax related to share schemes	–	–	–	–	–	–	–	15	15	–	15
Equity dividends paid (note 9)	–	–	–	–	–	–	–	(259)	(259)	–	(259)
Exchange adjustments	(2)	–	1	1	–	–	–	–	–	–	–
At 31 December 2024	137	16	(63)	(2,862)	25	28	373	34	(2,312)	4	(2,308)
All items within total comprehensive income are shown net of tax.

+	Accounting policies and notes on pages 183 to 240 form an integral part of these Group Financial Statements.

180	IHG	Annual Report and Form 20-F 2025

Group statement of changes in equity continued

	Equity share capital	Capital redemption reserve	Shares held by employee share trusts	Other reserves	Fair value reserve	Cash flow hedge reserves	Currency translation reserve	Retained earnings	IHG share- holders’ equity	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2023	137	10	(37)	(2,856)	26	—	498	607	(1,615)	7	(1,608)
Profit for the year	–	–	–	–	–	–	–	750	750	–	750
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss:
Losses on cash flow hedges	–	–	–	–	–	(30)	–	–	(30)	–	(30)
Gains on net investment hedges	–	–	–	–	–	–	15	–	15	–	15
Costs of hedging	–	–	–	–	–	–	–	–	–	–	–
Hedging losses reclassified to financial expenses	–	–	–	–	–	28	–	–	28	–	28
Exchange losses on retranslation of foreign operations	–	–	–	–	–	–	(137)	–	(137)	–	(137)
	–	–	–	–	–	(2)	(122)	–	(124)	–	(124)
Items that will not be reclassified to profit or loss:
Losses on equity instruments classified as fair value through other comprehensive income	–	–	–	–	(3)	–	–	–	(3)	–	(3)
Remeasurement losses on defined benefit plans	–	–	–	–	–	–	–	(2)	(2)	–	(2)
	–	–	–	–	(3)	–	–	(2)	(5)	–	(5)
Total other comprehensive loss for the year	–	–	–	–	(3)	(2)	(122)	(2)	(129)	–	(129)
Total comprehensive income for the year	–	–	–	–	(3)	(2)	(122)	748	621	–	621
Repurchase of shares, including taxes and transaction costs	(3)	3	–	–	–	–	–	(765)	(765)	–	(765)
Purchase of own shares by employee share trusts	–	–	(8)	–	–	–	–	–	(8)	–	(8)
Transfer of treasury shares to employee share trusts	–	–	(21)	–	–	–	–	21	–	–	–
Release of own shares by employee share trusts	–	–	32	–	–	–	–	(32)	–	–	–
Equity-settled share- based cost (note 27)	–	–	–	–	–	–	–	51	51	–	51
Tax related to share schemes	–	–	–	–	–	–	–	11	11	–	11
Equity dividends paid (note 9)	–	–	–	–	–	–	–	(245)	(245)	(3)	(248)
Exchange adjustments	7	1	(1)	(7)	–	–	–	–	–	–	–
At 31 December 2023	141	14	(35)	(2,863)	23	(2)	376	396	(1,950)	4	(1,946)
All items within total comprehensive income are shown net of tax.

+	Accounting policies and notes on pages 183 to 240 form an integral part of these Group Financial Statements.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	181

Group statement of financial position

		2025	2024
31 December 2025	Note	$m	$m
ASSETS
Goodwill and other intangible assets	11	1,155	1,042
Property, plant and equipment	12	148	146
Right-of-use assets	13	269	276
Investment in associates and joint ventures	14	55	51
Retirement benefit assets	26	3	3
Other financial assets	15	211	212
Derivative financial instruments	23	120	4
Deferred compensation plan investments		316	286
Non-current other receivables	16	19	35
Deferred tax assets	8	146	122
Contract costs	3	103	90
Contract assets	3	751	612
Total non-current assets		3,296	2,879
Inventories		5	4
Trade and other receivables	16	833	785
Current tax receivable		27	22
Other financial assets	15	3	7
Cash and cash equivalents	17	1,129	1,008
Contract costs	3	5	5
Contract assets	3	47	38
Total current assets		2,049	1,869
Total assets		5,345	4,748
LIABILITIES
Loans and other borrowings	21	(478)	(398)
Lease liabilities	13	(28)	(26)
Trade and other payables	18	(676)	(650)
Deferred revenue	3	(829)	(766)
Provisions	19	(21)	(22)
Insurance liabilities	20	(16)	(14)
Tax payable		(52)	(52)
Total current liabilities		(2,100)	(1,928)
Loans and other borrowings	21	(3,723)	(2,876)
Lease liabilities	13	(378)	(388)
Derivative financial instruments	23	(12)	(78)
Retirement benefit obligations	26	(69)	(68)
Deferred compensation plan liabilities		(316)	(286)
Trade and other payables	18	(69)	(78)
Deferred revenue	3	(1,340)	(1,294)
Provisions	19	(22)	(17)
Insurance liabilities	20	(29)	(25)
Deferred tax liabilities	8	(17)	(18)
Tax payable		(6)	–
Total non-current liabilities		(5,981)	(5,128)
Total liabilities		(8,081)	(7,056)
Net liabilities		(2,736)	(2,308)
EQUITY
IHG shareholders’ equity		(2,741)	(2,312)
Non-controlling interest		5	4
Total equity		(2,736)	(2,308)
The Group Financial Statements were approved by the Board on 16 February 2026 and were signed on its behalf by
Michael Glover.
Michael Glover
16 February 2026

+	Accounting policies and notes on pages 183 to 240 form an integral part of these Group Financial Statements.

182	IHG	Annual Report and Form 20-F 2025

Group statement of cash flows

		2025	2024	2023
For the year ended 31 December 2025	Note	$m	$m	$m
Profit for the year		759	628	750
Adjustments reconciling profit for the year to cash flow from operations	25	602	521	469
Cash flow from operations		1,361	1,149	1,219
Interest paid		(202)	(170)	(119)
Interest received		46	57	36
Deferred purchase consideration paid	24	–	(3)	–
Tax paid	8	(307)	(309)	(243)
Net cash from operating activities		898	724	893

Cash flow from investing activities
Purchase of property, plant and equipment		(28)	(29)	(28)
Purchase of brands		(120)	–	–
Purchase of other intangible assets		(49)	(49)	(54)
Investment in associates and joint ventures		(11)	(6)	(3)
Investment in other financial assets		(3)	(32)	(60)
Deferred purchase consideration paid	24	–	(10)	–
Disposal of property, plant and equipment		–	9	–
Repayments of other financial assets		14	11	8
Finance lease receipts		4	4	–
Other investing cash flows		3	3	–
Net cash from investing activities		(190)	(99)	(137)

Cash flow from financing activities
Repurchase of shares, including taxes and transaction costs	28	(897)	(804)	(790)
Purchase of own shares by employee share trusts		(10)	(27)	(8)
Dividends paid to shareholders	9	(270)	(259)	(245)
Dividend paid to non-controlling interest		–	–	(3)
Issue of long-term bonds, including effect of currency swaps	22	990	834	657
Repayment of long-term bonds	22	(403)	(547)	–
Settlement of currency swaps	22	–	(45)	–
Drawdown of Revolving Credit Facility	22	75	–	–
Repayment of Revolving Credit Facility	22	(75)	–	–
Principal element of lease payments	22	(30)	(46)	(28)
Other financing cash flows		6	–	–
Net cash from financing activities		(614)	(894)	(417)

Net movement in cash and cash equivalents in the year		94	(269)	339
Cash and cash equivalents at beginning of the year	17	991	1,278	921
Exchange rate effects		41	(18)	18
Cash and cash equivalents at end of the year	17	1,126	991	1,278

+	Accounting policies and notes on pages 183 to 240 form an integral part of these Group Financial Statements.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	183

Accounting policies
General information
The Consolidated Financial Statements
of InterContinental Hotels Group PLC
(the ‘Group’ or ‘IHG’) for the year ended
31 December 2025 were authorised
for issue in accordance with a resolution
of the Directors on 16 February 2026.
InterContinental Hotels Group PLC
(the ‘Company’) is incorporated and
registered in England and Wales.
Basis of preparation
The Consolidated Financial Statements
of IHG have been prepared on a going
concern basis (see below) and under
the historical cost convention, except
for assets and liabilities measured at
fair value under relevant accounting
standards. The Consolidated Financial
Statements have been prepared in
accordance with UK-adopted
international accounting standards and
with applicable law and regulations,
including the Companies Act 2006, and
with IFRS Accounting Standards as issued
by the International Accounting
Standards Board. UK-adopted
international accounting standards differ
in certain respects from IFRS Accounting
Standards as issued by the International
Accounting Standards Board. However,
the differences have no impact on the
Consolidated Financial Statements for
the years presented.
Going concern
The period to 30 June 2027 has been
used to complete the going concern
assessment.
In adopting the going concern basis
for preparing the Group financial
statements, the Directors have
considered a ‘Base Case’ scenario,
as prepared by management, which
assumes Global RevPAR in 2026 and
2027 continues to grow in line with
market expectations. The assumptions
applied in the Base Case scenario are
consistent with those used for Group
planning purposes, impairment testing
and for assessing recoverability of
deferred tax assets.
In addition, the Directors have reviewed
a ‘Severe Downside Case’ reflecting a
severe but plausible scenario equivalent
to the market conditions experienced
during the 2008/2009 global financial
crisis, in which RevPAR declines by 17%
in 2026 before recovering by 5% in 2027.
A ‘Combined Scenario’ has also been
considered, modelling the Severe
Downside Case in conjunction with
a significant cash flow impact from a
one-off event, such as a cybersecurity
incident.
Principal risks that could materially
affect RevPAR are captured within the
Severe Downside Case, while other
risks with the potential to cause a
substantial one-off impact on cash flow –
such as a cybersecurity event – are
addressed in the Combined Scenario.
Climate risks are not considered to
have a significant impact over the
period of assessment.
The Group enters the assessment period
with substantial liquidity at 31 December
2025 of $2,599m, comprising $1,099m
of cash and cash equivalents (net of
overdrafts and restricted cash) and
$1,500m of undrawn bank facility.
The Group’s revolving credit facility
was refinanced in December 2025 with
a new $1,500m facility that matures
in 2030. There are no financial covenants
in the new facility. See note 23 for
additional information. In September
2025 the Group issued a €850m bond.
There are two bond maturities in the
period under consideration, £350m in
August 2026 and €500m in May 2027.
No new funding is assumed in the
period under review.
Under the Base Case and Severe
Downside Case there is significant
liquidity available to absorb multiple
additional risks and uncertainties. Under
the Combined Scenario there is a lower
level of liquidity, however, the Directors
also reviewed a number of actions that
could be taken, if required, to reduce
discretionary spend, creating substantial
additional liquidity.
The Directors reviewed a reverse
stress test scenario to determine what
other events could create a scenario
which would exhaust the liquidity in
the Combined Scenario. The Directors
concluded that it was very unlikely
that a single risk or combination of
the risks considered could create
the sustained impact required.
Having reviewed these scenarios, the
Directors have a reasonable expectation
that the Group has sufficient resources
to continue operating until at least
30 June 2027. Accordingly, they continue
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
The functional currency of the Company
is sterling.
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
of revenues and expenses during the
reporting period, or could do so within
the next financial year.

184	IHG	Annual Report and Form 20-F 2025

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
At 31 December 2025, deferred revenue
relating to the loyalty programme
was $1,727m (2024: $1,653m, 2023:
$1,529m). Based on the conditions
existing at the balance sheet date, a
one percentage point decrease/increase
in the breakage estimate relating to
earned points would increase/reduce
the deferred revenue liability by $100m
and would correspondingly impact the
value of System Fund and reimbursable
revenues recognised.
Material accounting policies
Basis of consolidation
The Consolidated Financial Statements
comprise the financial statements of the
Parent Company and entities controlled
by the Group. Control exists when the
Group has:
–power over an investee (i.e., existing
rights that give it the current ability
to direct the relevant activities of
the investee);
–exposure, or rights, to variable
returns from its involvement with
the investee; and
–the ability to use its power over
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
–The assets and liabilities of foreign
operations of the Group’s subsidiaries
with a functional currency other
than US dollars are translated into
US dollars at the relevant rates of
exchange ruling on the last day of the
period. The revenues and expenses
of foreign operations are translated
into US dollars at average rates
of exchange for each month of the
reporting period. The Group treats
specific intercompany loan balances,
which are not intended to be repaid
in the foreseeable future, as part
of its net investment. The exchange
differences arising on retranslation
are taken to the currency translation
reserve; and
–Exchange differences arising from
the translation of instruments that
are designated as a hedge against a
net investment in a foreign operation
are taken to the currency translation
reserve.
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
and other intellectual property. Base and
incentive management fees are typically
charged. Base management fees are

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	185

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
experience of the pattern of work
performed on comparable projects.
The Group has applied the practical
expedient in IFRS 15 not to disclose the
aggregate amount of the transaction
price allocated to performance
obligations that are unsatisfied or
partially unsatisfied as at the end of
the reporting period. This is for all
amounts where the Group has a right
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
Revenue from owned & leased hotels
At its owned & leased hotels, the Group’s
performance obligation is to provide
accommodation and other goods and
services to guests. Revenue includes
rooms revenue and food and beverage
sales, which are recognised when the
rooms are occupied and food and
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
over the longer term, but is managed
for the benefit of the IHG System with
the objective of driving revenues for
the hotels in the System.
The growth in the IHG One Rewards
programme means that, although
assessments are received from hotels
up front when a member earns points,
more revenue is deferred each year
than is recognised in the Fund. This
can lead to accounting losses in
the Fund each year as the deferred
revenue balance grows.
Under both franchise and management
agreements, the Group is required
to provide marketing and reservations
services, as well as other centrally
managed programmes. These services
are provided by the Fund and are
funded by assessment fees. Costs are
incurred and allocated to the Fund in
accordance with the principles agreed
with the IHG Owners Association
and ensuring appropriate consistency
of application.

186	IHG	Annual Report and Form 20-F 2025

Accounting policies continued
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
a)Arranging for the provision of
future benefits to members who
have earned points or free night
certificates;
b)Providing the co-brand partners
with access to our loyalty
programme and customer base,
and rights to use our brands; and
c)Marketing services.
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
shown on a gross basis.
Segmental information
The Group has four reportable segments
reflecting its geographical regions
(Americas, EMEAA, Greater China)
and its Central functions.
Central functions include technology,
sales and marketing, finance, human
resources, corporate services and
insurance results. Central revenue arises
principally from technology fee income
and ancillary revenues including co-
brand licensing fees and, from 2024,
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
Maker (‘CODM’) and do not constitute
an operating segment under IFRS 8
‘Operating Segments’.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	187

Segmental performance is evaluated
based on operating profit or loss and is
measured consistently with operating
profit or loss in the Group Financial
Statements, excluding System
Fund, reimbursables and exceptional
items. Group financing activities,
remeasurement of contingent purchase
consideration and income taxes are
managed on a Group basis and are
not allocated to reportable segments.
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
Exceptional items
The Group discloses certain financial
information both including and
excluding exceptional items. The
presentation of information excluding
exceptional items allows a better
understanding of the underlying trading
performance and trends of the Group
and provides consistency with the
Group’s internal management reporting.
All exceptional items are subject to
review by the Audit Committee.
Operating exceptional items
Operating exceptional items includes
gains and losses within Operating profit
before System Fund and reimbursable
result that are identified as exceptional by
virtue of their size, nature or incidence.
Examples of operating exceptional
items include, but are not restricted to,
gains and losses on the disposal
of assets, impairment charges and
reversals, the costs of individually
significant legal cases or commercial
disputes and reorganisation costs.
Consideration is given to consistency
of treatment with prior years and
between gains and losses.
Tax exceptional items
Tax exceptional items includes the
tax effects of operating exceptional
items and, where applicable, other tax
items that are identified as exceptional by
virtue of their size, nature or incidence.
Examples include, but are not restricted
to, significant tax items relating to
legislative changes and transactions
with an insignificant impact on pre-tax
profit and loss.
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
other contingent liabilities.
The measurement of deferred tax assets
and liabilities arising on acquisition is
as described in the general principles
detailed within the ‘Taxes’ accounting
policy note on page 191 with the
exception that no deferred tax is provided
on taxable temporary differences in
connection with the initial recognition
of goodwill.
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
Cost includes the fair value of
contingent purchase consideration
at the acquisition date.
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
–The ability and intention to complete
the project;
–That the completed software will
generate probable future economic
benefits;
–The availability of adequate technical,
financial and other resources to
complete the project; and
–The ability to measure the expenditure.
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
exception of the Guest Reservation
System, which is amortised over
seven to 10 years (see page 209).

188	IHG	Annual Report and Form 20-F 2025

Accounting policies continued
Property, plant and equipment
Property, plant and equipment are
stated at cost less depreciation and
any accumulated impairment.
Repairs and maintenance costs are
expensed as incurred.
Land is not depreciated. All other
property, plant and equipment are
depreciated to a residual value over
their estimated useful lives, namely:
–Buildings – over a maximum of
50 years; and
–Fixtures, fittings and equipment –
three to 25 years.
All depreciation is charged on a straight-
line basis. Residual value is reassessed
annually.
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
commencement date, less any lease
incentives received. Right-of-use assets
are depreciated to a residual value over
the shorter of the asset’s estimated
useful life and the lease term. Right-of-
use assets are also adjusted for any
remeasurement of lease liabilities and
are subject to impairment testing.
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
The Group has certain leases where
rental payments are reduced if
insufficient cash flows are generated
by the hotel. These leases are treated
as fully variable as there is no floor
to the rent reduction.
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
The Group has opted not to apply the
lease accounting model to intangible
assets, leases of low‑value assets or
leases which have a term of less than
12 months. Costs associated with these
leases are recognised as an expense on
a straight-line basis over the lease term.
Payments and receipts are presented
as follows in the Group statement of
cash flows:
–Short-term lease payments, payments
for leases of low-value assets and
variable lease payments that are not
included in the measurement of the
lease liabilities are presented within
cash flows from operating activities;
–Payments for the interest element
of recognised lease liabilities are
included in interest paid within cash
flows from operating activities; and
–Payments for the principal element
of recognised lease liabilities are
presented within cash flows from
financing activities.
The Group as lessor
Leases, including subleases, for which
the Group is a lessor are classified as
finance or operating leases. Whenever
the terms of the lease transfer
substantially all the risks and rewards
of ownership to the lessee, the lease is
classified as a finance lease. All other
leases are classified as operating leases.
Where a leased property earns rentals
under an operating sublease outside
of the normal course of business, the
Group’s interest in the lease is classified
as an investment property within right-
of-use assets; these are subsequently
measured under the cost model.
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
–Receipts from operating leases are
presented within cash flows from
operating activities; and
–Receipts of principal from finance
leases are presented within cash
flows from investing activities.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	189

Associates and joint ventures
An associate is an entity over which
the Group has significant influence.
Significant influence is the power to
participate in the financial and operating
policy decisions of the entity, but is
not in control or joint control over those
policies. A joint venture exists when two
or more parties have joint control over,
and rights to the net assets of, the
venture. Joint control is the contractually
agreed sharing of control which only
exists when decisions about the relevant
activities require the unanimous consent
of the parties sharing control.
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
assets which do not meet the criteria
to be measured at amortised cost
or FVOCI.

190	IHG	Annual Report and Form 20-F 2025

Accounting policies continued
Trade receivables
A trade receivable is recorded when
the Group has an unconditional right to
receive payment. In respect of franchise
fees, base and incentive management
fees, technology fees and revenues
from owned & leased hotels, the invoice
is typically issued as the related
performance obligations are satisfied,
as described on pages 184 and 185.
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
Money market funds
Money market funds are held at
FVTPL, with distributions recognised
in financial income.
Bank and other borrowings
Bank and other borrowings are initially
recognised at the fair value of the
consideration received less directly
attributable transaction costs. They
are subsequently measured at
amortised cost.
Borrowings are classified as non-current
when there is a right, that has substance,
at the reporting date to defer settlement
for at least 12 months after the
reporting date.
Contingent and deferred
purchase consideration
Trade and other payables includes
contingent and deferred purchase
consideration relating to business
combinations and brand asset
acquisitions.
Contingent purchase consideration
is measured at fair value on the date
of acquisition. Contingent purchase
consideration relating to business
combinations and brand asset acquisitions
are subsequently remeasured at fair
value and amortised cost, respectively.
Remeasurement gain and losses are
recognised on the face of the Group
income statement below operating profit.
Deferred purchase consideration is
subsequently measured at amortised
cost and the effect of unwinding the
discount is recorded in financial expenses.
Payments of contingent and deferred
purchase consideration reduce
the respective liabilities. In respect
of contingent purchase consideration,
the portion of each payment relating
to its original estimate of fair value on
acquisition is reported within cash flow
from investing activities in the Group
statement of cash flows and the portion
of each payment relating to the increase
or decrease in the liability since the
acquisition date is reported within
cash flows from operating activities.
In respect of deferred purchase
consideration, the cash paid in excess
of the initial fair value is reported within
cash flow from operating activities,
and the remainder is reported within
cash flows from investing activities.
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
When the hedged item is recognised,
the cumulative gains and losses on
the related hedging instrument are
reclassified to the Group income
statement, within financial expenses.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	191

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
–Financial assets and liabilities
measured at FVTPL;
–Financial assets measured at
FVOCI; and
–Derivative financial instruments.
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
Level 3:Techniques which use inputs
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
–strength of technical argument,
impact of case law and clarity
of legislation;
–professional advice;
–experience of interactions, and
precedents set, with the particular
taxing authority; and
–agreements previously reached in
other jurisdictions on comparable
issues.
Deferred tax
Deferred tax assets and liabilities arise
and are generally recognised in respect
of temporary differences between the
tax base and carrying value of assets
and liabilities.
Deferred tax is calculated at the tax
rates that are expected to apply in the
periods in which the asset is released
or the liability will be settled, based
on tax rates and laws enacted or
substantively enacted at the end
of the reporting period.

192	IHG	Annual Report and Form 20-F 2025

Accounting policies continued
Judgement is used when assessing
the extent to which deferred tax assets,
particularly in respect of tax losses,
should be recognised. Deferred tax
assets are only recognised to the extent
that it is regarded as probable that there
will be sufficient and suitable taxable
profits or deferred tax liabilities in the
relevant legal entity or tax group against
which such assets can be utilised in
the future. For this purpose, forecasts
of future profits are considered by
assessing estimated future cash flows,
consistent with those disclosed on
page 183 within ‘Going concern’.
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
Remeasurements comprise actuarial
gains and losses, the return on plan
assets and changes in the amount of
any asset restrictions. Actuarial gains
and losses may result from differences
between the actuarial assumptions
underlying the plan liabilities and actual
experience during the year or changes
in the actuarial assumptions used
in the valuation of the plan liabilities.
Remeasurement gains and losses,
and taxation thereon, are recognised
in other comprehensive income and
are not reclassified to profit or loss
in subsequent periods.
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
Self-insurance reserves
The Group holds insurance policies with
third-party insurers against certain risks
relating to its corporate operations and
owned and leased properties. Certain risks
are reinsured through the Group’s captive
insurance company (the ‘Captive’),
SCH Insurance Company. This reduces
the cost of insurance to the Group.
For both the Group’s self-insurance
provisions and its external insurance
obligations, in addition to the Captive
obtaining regulatory approval, each line
of insurance is subject to review and
approval by the Insurance Executive
Sub-Committee. The level of retained
risk and expected loss is reviewed
annually to balance the level of risk
against external risk transfer costs.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	193

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
In order to protect certain third-party
insurers against the solvency risk of
the Captive, the Group obtains stand-by
letters of credit (‘SBLCs’) from various
banks with a total value of $75m
(2024: $84m). Other Group companies
indemnify the banks against losses
under these SBLCs, however this
represents a secondary guarantee
of the Group’s obligations which are
already recorded on the statement of
financial position, either as insurance
liabilities under IFRS 17 or as self-
insurance provisions. No additional
liability is therefore recorded in
respect of these indemnities.
Disposal of non-current assets
The Group recognises sales proceeds
and any related gain or loss on disposal
on completion of the sales process.
In determining whether the gain or
loss should be recorded, the Group
considers whether it:
–has a continuing managerial
involvement to the degree
associated with asset ownership;
–has transferred the significant risks
and rewards associated with asset
ownership; and
–can reliably measure and will
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
Cash flow hedge reserves
The cash flow hedge reserves comprise:
–Cash flow hedge reserve: the
effective portion of the cumulative
net change in the fair value of hedging
instruments used in cash flow hedges
pending subsequent recognition
in profit or loss; and
–Cost of hedging reserve: the gain
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
Climate change
There are no climate-related estimates
and assumptions that have a material
impact on asset values in the Group
Financial Statements. In particular,
the following have been considered:
–In the case of goodwill and brands,
the carrying value is recovered in
less than five years under the Base
Case forecasts and is not susceptible
to medium-term risks.
–In the case of the InterContinental
Boston, for which the lease expires
in 2105, the last impairment test
performed indicated sufficient
headroom above the asset value
before the asset would be impaired.

194	IHG	Annual Report and Form 20-F 2025

Accounting policies continued
–In the case of other hotel assets
(within property, plant and equipment,
right-of-use assets, associates or
other financial assets) the remaining
economic lives, whether they are
sensitive to the impact of transitional
risks or are susceptible to physical
risks.
–In the case of contract assets, the
term of the management agreement
and the significant headroom of fee
income over the asset carrying value.
–In the case of trade deposits and
loans, the short-term repayment
period of these assets.
–In the case of insurance liabilities and
self-insurance provisions, the lines of
insurance written by the Captive and
procured externally, the terms of
those policies and coverage from
third-party insurers.
–The period of coverage of performance
guarantees and owner loan guarantees,
together with caps on the Group’s
exposure.
Additionally, increasing operating costs
over the medium term, for example
energy, are not expected to have a
material impact on any of the
Group’s assets.
While there is currently no material
medium-term impact expected from
climate change, the risks attached
to climate change continue to evolve
and these will continue to be assessed
against the Group’s judgements
and estimates.
New accounting standards
and other changes
Adoption of new accounting standards
From 1 January 2025, the Group has
applied the following amendments:
–IAS 21 – Lack of Exchangeability
The amendment has not had a material
impact on the Group’s reported financial
performance or position.
New standards issued but not
yet effective
From 1 January 2026, the Group
will apply the amendments to:
–IFRS 7 and 9 – Amendments to the
Classification and Measurement
of Financial Instruments;
–IFRS 7 and 9 – Contracts Referencing
Nature-dependent Electricity; and
–Amendments arising from the IASB’s
Annual Improvements Volume 11.
From 1 January 2027, the Group will
apply the amendment to:
–IAS 21 – Translation to a
Hyperinflationary Presentation
Currency.
There is no anticipated material
impact from these amendments
on the Group’s reported financial
performance or position.
IFRS 18 Presentation and Disclosure
in Financial Statements
The Group will adopt IFRS 18 with
effect from 1 January 2027. This will
replace IAS 1 ‘Presentation of Financial
Statements’. IFRS 18 will require entities
to classify all income and expenses
within the income statement into
the following categories: operating,
investing, financing, tax and
discontinued operations and will
introduce two new defined subtotals
within the Group income statement,
operating profit and profit before
financing and income taxes. Operating
profit, as defined by IFRS 18, will differ
from operating profit as reported
in these financial statements. The
primary differences are expected to
be the inclusion of foreign exchange
gains and losses and exclusion of the
Group’s share of profit and losses of
associates and joint ventures from IFRS
18’s operating profit. The Group’s share
of profit and losses of associates and
joint ventures will form part of IFRS 18’s
investing category.
IFRS 18 will require restatement
of comparative periods. There will be
no change to the Group’s reported
profit for the year ended 31 December
2025 or net liabilities as that date when
reported, in 2027, after adoption of
IFRS 18.
IFRS 18 introduces additional disclosures
within the notes to the Group financial
statements for management-defined
performance measures (subtotals of
income and expense that communicate
management’s view of the performance
of the Group as a whole). Disclosures
relating to Non-GAAP measures that
meet IFRS 18’s management-defined
performance measures definition,
primarily adjusted profit and interest
measures, will be included within the
financial statements in 2027.
The new standard introduces new
principles around aggregation and
disaggregation of information within
the financial statements. Related
amendments to IAS 7 ‘Statement of
Cash Flows’ will require the Group
statement of cash flows to reconcile
operating profit or loss to operating
cash flows and will change the Group’s
classification of cash flows from
dividends and interest.
The Group has completed its initial
impact assessment, highlighting the
key impacts of the standard as set out
above. This work will continue in 2026.
Other changes
Foreign exchange gains and losses,
which are primarily related to the
Group’s internal funding structure, have
been presented on a separate line of
the Group income statement to provide
greater clarity over a significant balance.
The 2024 and 2023 amounts were
previously presented within ‘Financial
expenses’. Note 7 has been revised to
exclude foreign exchange gains and
losses in the comparative periods.
Where applicable to other notes, foreign
exchange gains and losses and net
financial expenses are now presented
separately in all periods, with no change
in totals.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	195

Notes to the Group Financial Statements
1. Exchange rates

	2025		2024		2023
$1 equivalent	Average	Closing	Average	Closing	Average	Closing
Sterling	£0.76	£0.74	£0.78	£0.80	£0.80	£0.78
Euro	€0.89	€0.85	€0.92	€0.96	€0.92	€0.90
2. Segmental information
Revenue

	2025	2024	2023
Year ended 31 December	$m	$m	$m
Americas	1,129	1,141	1,105
EMEAA	811	748	677
Greater China	165	161	161
Central	363	262	221
Revenue from reportable segments	2,468	2,312	2,164
System Fund and reimbursable revenues	2,721	2,611	2,460
Total revenue	5,189	4,923	4,624
Profit

	2025	2024	2023
Year ended 31 December	$m	$m	$m
Americas	836	828	815
EMEAA	303	270	215
Greater China	99	98	96
Central	27	(72)	(107)
Operating profit from reportable segments	1,265	1,124	1,019
System Fund and reimbursable result	(46)	(83)	19
Operating exceptional items (note 6)	(21)	–	28
Operating profit	1,198	1,041	1,066
Net financial expenses	(153)	(115)	(87)
Foreign exchange gains/(losses)	37	(25)	35
Remeasurement of contingent purchase consideration	(8)	(4)	(4)
Profit before tax	1,074	897	1,010
Tax	(315)	(269)	(260)
Profit for the year	759	628	750

196	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
2. Segmental information continued
Non-cash items included within operating profit from reportable segments

	Americas	EMEAA	Greater China	Central	Group
Year ended 31 December 2025	$m	$m	$m	$m	$m
Depreciation and amortisation[a]	25	13	3	26	67
Contract assets deduction in revenue	30	21	1	–	52
Equity-settled share-based payments cost	13	7	4	18	42
Share of profit of associates and joint ventures	–	(6)	–	–	(6)

	Americas	EMEAA	Greater China	Central	Group
Year ended 31 December 2024	$m	$m	$m	$m	$m
Depreciation and amortisation[a]	24	12	3	26	65
Contract assets deduction in revenue	24	18	1	–	43
Equity-settled share-based payments cost	10	5	3	19	37
Share of profit of associates and joint ventures	(4)	(6)	–	–	(10)

	Americas	EMEAA	Greater China	Central	Group
Year ended 31 December 2023	$m	$m	$m	$m	$m
Depreciation and amortisation[a]	24	12	4	27	67
Contract assets deduction in revenue	21	15	1	–	37
Equity-settled share-based payments cost	9	4	2	16	31
Share of profit of associates (excluding exceptional items)	(5)	(8)	–	–	(13)
a.Includes $18m (2024: $16m, 2023: $17m) relating to cost of sales in owned & leased hotels and $49m (2024: $49m, 2023: $50m) relating to other assets.
A further $79m (2024: $80m, 2023: $83m) was recorded within System Fund and reimbursable expenses.
Geographical information

	2025	2024	2023
Year ended 31 December	$m	$m	$m
Revenue
United Kingdom	312	291	263
United States	1,965	1,902	1,777
Rest of World	1,195	1,119	1,020
	3,472	3,312	3,060
System Fund revenues (note 31)	1,717	1,611	1,564
	5,189	4,923	4,624
For the purposes of the above table, fee business, owned & leased and reimbursable revenues are determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue. System Fund revenues are not included in the geographical analysis as the Group does not monitor the Fund’s revenue by location of the hotel or, in the case of the loyalty programme, according to the location where members consume their rewards.

	2025	2024[a]
31 December	$m	$m
Non-current assets
United Kingdom	152	125
United States	1,107	1,110
Rest of World	1,241	1,017
	2,500	2,252
a.The Group has revised the methodology used to allocate brands and software to individual countries to better reflect how intangible corporate assets are deployed globally at each reporting date. The assets were previously allocated based on the location of the owning entity or based on long-term trading expectations at the time the asset was acquired. They are now allocated based on the most relevant distribution of open and pipeline rooms at the reporting date. The change in policy reduced the United States total by $280m (2024: $260m) and increased the United Kingdom and Rest of World by $35m (2024: $21m) and $245m (2024: $239m), respectively. No additional countries exceeded 10% of total non-current assets.
For the purposes of the above table, non-current assets comprise goodwill and other intangible assets, property, plant and equipment, right-of-use assets, investments in associates and joint ventures, non-current other receivables, non-current contract costs and non-current contract assets. In addition to the United Kingdom, non-current assets relating to an individual country are separately disclosed when they represent 10% or more of total non-current assets, as defined above.
$294m (2024: $307m) of tangible fixed assets are located in the United States, of which $93m (2024: $99m) relates to property, plant and equipment and $201m (2024: $208m) relates to right-of-use assets.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	197

3. Revenue
Disaggregation of revenue

	Americas	EMEAA	Greater China	Central	Group
Year ended 31 December 2025	$m	$m	$m	$m	$m
Franchise and base management fees	943	299	129	–	1,371
Incentive management fees	20	134	36	–	190
Central revenue	–	–	–	336	336
Revenue from fee business	963	433	165	336	1,897
Revenue from owned & leased hotels	166	378	–	–	544
Revenue from insurance activities	–	–	–	27	27
	1,129	811	165	363	2,468
System Fund revenues (note 31)					1,717
Reimbursable revenues (note 31)					1,004
Total revenue					5,189
Central revenue arises principally from technology fee income and ancillary revenues including co-brand licensing fees and, following execution of a revised agreement with the IHG Owners Association in 2024, a portion of revenue from the consumption of certain IHG One Rewards points. The agreed change initially applied to 50% of proceeds from points sold to consumers from 1 January 2024 and increased to 100% from 1 January 2025. In line with the Group’s accounting policy
(see page 186), revenue from the sale of points is deferred until the future benefit has been consumed by the member.

	Americas	EMEAA	Greater China	Central	Group
Year ended 31 December 2024	$m	$m	$m	$m	$m
Franchise and base management fees	958	277	122	–	1,357
Incentive management fees	21	118	39	–	178
Central revenue	–	–	–	239	239
Revenue from fee business	979	395	161	239	1,774
Revenue from owned & leased hotels	162	353	–	–	515
Revenue from insurance activities	–	–	–	23	23
	1,141	748	161	262	2,312
System Fund revenues (note 31)					1,611
Reimbursable revenues (note 31)					1,000
Total revenue					4,923

	Americas	EMEAA	Greater China	Central	Group
Year ended 31 December 2023	$m	$m	$m	$m	$m
Franchise and base management fees	936	253	115	–	1,304
Incentive management fees	21	101	46	–	168
Central revenue	–	–	–	200	200
Revenue from fee business	957	354	161	200	1,672
Revenue from owned & leased hotels	148	323	–	–	471
Revenue from insurance activities	–	–	–	21	21
	1,105	677	161	221	2,164
System Fund revenues (note 31)					1,564
Reimbursable revenues (note 31)					896
Total revenue					4,624
Contract balances

	2025	2024
31 December	$m	$m
Trade receivables (note 16)	698	651
Contract assets	798	650
Deferred revenue	(2,169)	(2,060)

198	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
3. Revenue continued
Contract assets

	2025	2024
	$m	$m
At 1 January	650	459
Additions	183	237
Recognised as a deduction to revenue	(52)	(43)
Impairment reversals (note 6)	–	3
Repayments	(2)	–
Exchange and other adjustments	19	(6)
At 31 December	798	650

Analysed as:
Current	47	38
Non-current	751	612
	798	650
The increase in the balance of contract assets in 2025 and 2024 is due to payments in the year exceeding amounts recognised as a reduction to revenue over the term of the relevant management and franchise agreements, reflecting the growth in the
Group’s system size including the NOVUM conversion portfolio signed in 2024.
The Group also has future commitments for key money payments which are contingent upon future events and may reverse.
At 31 December 2025, the maximum exposure remaining under performance guarantees was $67m (2024: $77m).
Deferred revenue

	Loyalty programme	Other co- brand fees	Application & re- licensing fees	Other	Total
	$m	$m	$m	$m	$m
At 1 January 2024	1,529	22	171	126	1,848
Increase in deferred revenue	726	97	23	61	907
Recognised as revenue	(602)	(8)	(23)	(58)	(691)
Exchange and other adjustments	–	–	–	(4)	(4)
At 31 December 2024	1,653	111	171	125	2,060
Increase in deferred revenue	784	36	24	69	913
Recognised as revenue	(710)	(12)	(22)	(65)	(809)
Exchange and other adjustments	–	–	–	5	5
At 31 December 2025	1,727	135	173	134	2,169

Analysed as:
Current	715	13	22	79	829
Non-current	1,012	122	151	55	1,340
	1,727	135	173	134	2,169

At 31 December 2024 analysed as:
Current	661	12	23	70	766
Non-current	992	99	148	55	1,294
	1,653	111	171	125	2,060
Increase in deferred revenue includes both amounts received and recognised as revenue in the same year. Amounts recognised as revenue were included in deferred revenue at the beginning of the year.
Loyalty programme revenues, shown gross in the table above, are presented net of the corresponding redemption cost in the
Group income statement.
Other deferred revenue includes guest deposits received by owned & leased hotels and technical service fees.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	199

3. Revenue continued
Transaction price allocated to remaining performance obligations
The expected timing of recognition of amounts received and not yet recognised relating to performance obligations that were unsatisfied at the year end are as follows:

	2025			2024
	Loyalty and co-brand	Other	Total	Loyalty and co-brand	Other	Total
	$m	$m	$m	$m	$m	$m
Less than one year	728	101	829	673	93	766
Between one and two years	364	41	405	355	43	398
Between two and three years	221	32	253	214	30	244
Between three and four years	146	25	171	140	24	164
Between four and five years	100	22	122	95	22	117
More than five years	303	86	389	287	84	371
	1,862	307	2,169	1,764	296	2,060
Contract costs

	2025	2024
	$m	$m
At 1 January	95	87
Costs incurred	20	18
Charged to income statement	(9)	(8)
Exchange and other adjustments	2	(2)
At 31 December	108	95

Analysed as:
Current	5	5
Non-current	103	90
	108	95
4. Staff costs and Directors’ remuneration
Staff costs and average number of employees

	2025	2024	2023
Staff costs	$m	$m	$m
Wages and salaries	1,888	1,890	1,752
Social security costs	167	159	143
Share-based payment cost (note 27)	72	67	56
Pension and other post-retirement benefits:
Defined benefit plans	7	7	4
Defined contribution plans	66	62	58
	2,200	2,185	2,013

Analysed as:
Costs borne by IHG[a]	792	800	747
Costs borne by the System Fund or reimbursed[a]	1,408	1,385	1,266
	2,200	2,185	2,013
a.In 2025, includes $8m classified as exceptional relating to the global efficiency programme. An additional $7m is included in costs borne by the System
Fund or reimbursed.

200	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
4. Staff costs and Directors’ remuneration continued
Staff costs and average number of employees continued

Monthly average number of employees, including part-time employees	2025	2024	2023
Employees whose costs are borne by IHG:
Americas	1,665	1,612	1,578
EMEAA	3,629	3,635	3,642
Greater China	368	357	352
Central	1,797	1,783	1,720
	7,459	7,387	7,292
Employees whose costs are borne by the System Fund or are reimbursed	20,390	20,752	20,306
	27,849	28,139	27,598
Directors’ remuneration

	2025	2024	2023
	$m	$m	$m
Base salaries, fees, annual performance payments and benefits	7.8	6.9	6.9

+
More detailed information on the remuneration including pensions and share awards for each Director is shown in the Directors’ Remuneration Report within the ‘Single total figure of remuneration’ tables for Executive Directors on page 148 and Non-Executive Directors on page 156. Shareholdings for each Director are shown within ‘Shares and awards held by Executive Directors at 31 December 2025’ for Executive Directors on page 153 and
‘Non-Executive Directors’ shareholdings’ for Non-Executive Directors on page 156.

5. Auditor’s remuneration paid to PricewaterhouseCoopers LLP

	2025	2024	2023
	$m	$m	$m
Audit of the Financial Statements	7	7	7
Audit of subsidiaries	3	3	3
Other assurance services[a]	2	1	1
	12	11	11

Under SEC regulations analysed as:
Audit	11	10	10
Other audit-related	1	1	1
	12	11	11
a.Other assurance services consists of controls assurance engagements, assurance services connected with the issue of bonds and audit of System
Fund financial information.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	201

6. Operating exceptional items

	Note	2025	2024	2023
		$m	$m	$m
Global efficiency programme	(a)	(12)	–	–
Commercial litigation and disputes	(b)	(9)	(12)	–
Share of profits on the Barclay associate	(c)	–	–	18
Business interruption insurance	(d)	–	–	10
Impairment reversal on financial assets	(e)	–	6	–
Impairment reversal on property, plant and equipment	(f)	–	3	–
Impairment reversal on contract assets	(g)	–	3	–
Operating exceptional items		(21)	–	28

Operating exceptional items analysed as:
Americas		(2)	4	27
EMEAA		(13)	(4)	1
Central		(6)	–	–
		(21)	–	28

Cash flows relating to operating exceptional items	(h)	(23)	8	(29)

+	The above items are defined by management as exceptional as further described on page 187.
(a) Global efficiency programme
Comprises costs incurred in the ongoing delivery of a global efficiency programme, designed to achieve incremental cost base efficiencies and effectiveness. The costs, included within ‘Cost of sales’ and ‘Administrative expenses’ in the Group income statement, are presented as exceptional because they relate to a comprehensive programme and therefore do not reflect normal, ongoing costs of the business. An additional $10m was charged to the System Fund (see note 31). Further exceptional costs are expected to be incurred to complete the programme in 2026.
(b) Commercial litigation and disputes
From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. The charge relates to the EMEAA region and includes legal costs. The costs, included within
‘Administrative expenses’ in the Group income statement, are presented as exceptional reflecting the quantum of the costs and nature of the disputes.
(c) Share of profits on the Barclay associate
Related to the reversal of a liability for amounts payable to the Barclay associate, linked to the value of the hotel. The reversal, included within ‘Share of profits of associates and joint ventures’ in the Group income statement, was presented as exceptional for consistency with the treatment of the corresponding expense.
(d) Business interruption insurance
Related to amounts receivable from the Group’s insurer under its business interruption policy for certain owned & leased hotels due to Covid-19. The income, included within ‘Other operating income’, was presented as exceptional due to its size.
(e) Impairment reversal on financial assets
The 2024 reversal of $6m related to impairments originally recorded in 2020. These reversals, included within ‘Impairment (loss)/
reversal on financial assets’ in the Group income statement, were presented as exceptional for consistency with the treatment of the corresponding impairments.
(f) Impairment reversal on property, plant and equipment
The 2024 reversal of $3m related to one hotel in the UK portfolio. The original impairment was recorded in 2020. The reversal, included within ‘Other net impairment charges’ in the Group income statement, was presented as exceptional for consistency with the treatment applied in prior years.
(g) Impairment reversal on contract assets
The 2024 reversal of $3m related to an impairment originally recorded in 2020. The reversal, included within ‘Other net impairment charges’ in the Group income statement, was presented as exceptional for consistency with the treatment applied in prior years.
(h) Cash flows relating to operating exceptional items
Comprises the cash flows within the year relating to all operating exceptional items from the current and previous periods.

202	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
7. Financial income and expenses

	2025	2024[a]	2023[a]
	$m	$m	$m
Financial income
Financial income on deposits and money market funds	33	48	33
Interest income on loans and other assets	16	15	6
	49	63	39

Financial expenses
Interest expense on external borrowings	165	131	85
Interest expense on lease liabilities	30	30	29
Unwind of discount on deferred purchase consideration	–	–	1
Other charges	7	17	11
	202	178	126
a.In 2025, foreign exchange gains/(losses) have been presented on a separate line of the Group income statement. The 2024 and 2023 amounts were previously presented within ‘Financial expenses’.
Financial income comprises $34m (2024: $47m, 2023: $24m) relating to financial assets held at amortised cost and $15m
(2024: $16m, 2023: $15m) relating to financial assets held at FVTPL.
Interest expense on external borrowings and unwind of discount on deferred purchase consideration relate to financial liabilities which are held at amortised cost. Other charges includes bank charges and non-bank interest expense.
In 2025, $44m (2024: $49m, 2023: $43m) was payable to the System Fund in relation to interest accumulated on the balance of cash received in advance of the consumption of points awarded through the IHG One Rewards loyalty programme. The expense and corresponding System Fund interest income are eliminated within financial expenses. On a net basis, financial income and expenses includes $3m (2024: $1m, 2023: $1m) of other interest which is also attributable to the System Fund.
8. Tax
Tax on profit for the year

	United Kingdom			Other jurisdictions			Total
	2025	2024	2023	2025	2024	2023	2025	2024	2023
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Current tax[a]
Current period	15	24	16	306	292	245	321	316	261
Adjustments in respect of prior periods	2	–	–	(3)	–	12	(1)	–	12
	17	24	16	303	292	257	320	316	273
Deferred tax
Origination and reversal of temporary differences	12	11	1	(39)	(56)	(21)	(27)	(45)	(20)
Changes in tax rates and tax laws	–	–	–	–	–	2	–	–	2
Adjustments to unprovided or unrecognised deferred tax[b]	–	–	–	21	–	5	21	–	5
Adjustments in respect of prior periods	6	(2)	1	(5)	–	(1)	1	(2)	–
	18	9	2	(23)	(56)	(15)	(5)	(47)	(13)
Income tax charge for the year[c]	35	33	18	280	236	242	315	269	260
a.Includes $6m (2024: $2m, 2023: $nil) in respect of taxes arising under the Pillar Two framework.
b.In 2025, relates to tax arising following the completion of an intragroup restructuring.
c.‘Other jurisdictions’ includes $205m (2024: $169m, 2023: $172m) in respect of US taxes.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	203

8. Tax continued
The income tax charge includes the following exceptional items:

	2025		2024		2023
	Current tax	Deferred tax	Current tax	Deferred tax	Current tax	Deferred tax
	$m	$m	$m	$m	$m	$m
Tax on operating exceptional items[a]	4	1	–	–	(3)	(4)
Exceptional tax charge[b]	(34)	13	–	–	–	–
		(16)		–		(7)
a.Comprises the tax impacts of the operating exceptional items in note 6.
b.Comprises a $34m current tax charge and a $34m deferred tax credit, both in respect of tax that arose on the acquisition of Holiday Inn in 1990, and a $21m deferred tax charge following the completion of an intra-group restructuring transaction, which otherwise has had no impact on the consolidated financial statements. These are presented as exceptional due to their size and non-recurring nature.
Reconciliation of tax charge

	2025	2024	2023
	%	%	%
Tax at UK blended rate	25.0	25.0	23.5
Tax credits	(0.5)	(0.6)	(0.5)
System Fund[a]	(0.1)	1.2	(1.3)
Foreign exchange losses/(gains)	(0.6)	1.0	(1.0)
Other permanent differences[b]	–	(0.5)	0.9
Non-recoverable foreign taxes	3.0	2.4	1.3
Net effect of different rates of tax[c]	0.4	1.5	1.5
Effect of substantive enactment of UAE tax rates and laws[d]	–	–	(0.9)
Effect of changes in other tax rates and laws	–	–	0.2
Items on which deferred tax arose but where no deferred tax is recognised[e]	0.2	0.2	0.2
Effect of adjustments to unprovided or unrecognised deferred taxes[f]	1.9	–	0.5
Adjustments to the tax charge in respect of prior periods[g]	–	(0.2)	1.3
	29.3	30.0	25.7
a.The System Fund is, in general, not subject to taxation.
b.Includes (0.8)%pts (2024: (1.0)%pts, 2023: (0.6)%pts) in respect of the US Foreign-Derived Intangible Income regime.
c.Includes 1.1%pts (2024: 1.2%pts, 2023: 1.3%pts) driven by the relatively high blended US rate, which includes US Federal and State taxes.
d.During 2023, law implementing a new corporate income tax regime was substantively enacted in the UAE. This resulted in the recognition of a deferred tax asset of $9m in the UAE. Absent further law change, this benefit is not likely to reoccur.
e.Predominantly in respect of losses arising in the year.
f.Adjustments relating to estimated recoverable deferred tax assets. In 2025, relates to a deferred tax charge following the completion of an intra-group restructuring transaction. In 2023, included 0.7%pts relating to the provision of previously unprovided deferred tax liabilities which arise on temporary differences in subsidiaries.
g.Relates to the finalisation of tax returns, activity from tax authorities such as tax audits and the reassessment of provisions for uncertain tax positions.
Factors that may affect the future tax charge
Many factors will affect the Group’s future tax rate, the main ones being future legislative developments, future profitability of underlying subsidiaries and resolution of tax uncertainties.
In 2021, the OECD made proposals for worldwide tax reform under a two ‘pillar’ system – Pillar One and Pillar Two.
Pillar One (broadly, the reallocation of certain taxing rights to countries where customers are located) has not been enacted in any jurisdiction and, in any event, the Group would not expect to be impacted. There has been no substantial progress by the
OECD on the Pillar One rules and there is no certainty as to whether these will be ever enacted.
Pillar Two seeks to impose a global minimum tax, essentially establishing a floor on corporate tax competition by ensuring a large multinational enterprise is subject to tax in each jurisdiction at a 15% effective minimum tax rate. Pillar Two rules are in effect for the Group and the Group’s Pillar Two liability for 2025 is estimated to be $6m. The administration and compliance behind the rules are burdensome and the Group will rely on transitional ‘safe harbour’ exemptions which remove the need to prepare full calculations for Pillar Two for qualifying territories. The OECD agreed in January 2026 that these transitional arrangements would be extended a further year, until the end of 2027, and announced a permanent safe harbour that will replace it. Based upon this announcement, the Group expects that it will be able to rely on the permanent safe harbour for a number of key jurisdictions, such as the US and China where the Group’s blended effective tax rate exceeds 25%, and therefore considers the likelihood of material future Pillar Two taxes arising to be low, based upon the current profile of the Group’s business. The Group continues to monitor external tax developments in this area, particularly as the new permanent safe harbour passes through the legislative process.

204	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
8. Tax continued
Tax paid
Total tax paid (net of refunds) of $307m (2024: $309m) is entirely in respect of operating activities. This comprises taxes paid directly by Group entities to taxing authorities and taxes withheld at source in respect of fees payable to the Group. Taxes withheld at source are paid by hotel owners to their local taxing authorities on behalf of the Group. The table below shows the territories to whom taxes are directly paid by the Group which exceed $5m in the current or comparative periods, in addition to the UK, the Group’s headquarter jurisdiction. The increase between 2023 and 2024 is predominantly driven by the corresponding increase to Group profitability and movement in deferred taxes. During 2025, exceptional tax of $34m was paid without which there would have been a year-on-year decrease in taxes paid, as a result of tax reforms in the US.

	2025	2024	2023
	$m	$m	$m
China[a]	13	11	5
Japan[a]	9	3	3
Mexico[b]	8	5	3
Singapore[a]	9	7	4
United Kingdom[b]	10	10	8
United States[b]	194	220	171
Other jurisdictions	17	15	12
	260	271	206
Taxes withheld at source	47	38	37
Tax paid per cash flow	307	309	243

Analysed as:
Exceptional tax paid[c]	34	–	–
Other	273	309	243
	307	309	243
a.Tax payments are typically based upon the previous year’s profits.
b.Tax payments are typically based upon the current year’s profits.
c.Exceptional tax paid of $34m in 2025 relates to the settlement of a tax liability in the United States which originally arose as a result of the acquisition of Holiday Inn in 1990 and became due for payment in 2025. There was no net impact on the tax charge for any year presented. The payment is classified as an exceptional cash flow due to its size and nature.
A reconciliation of tax paid to the current tax charge in the Group income statement is as follows:

	2025	2024	2023
	$m	$m	$m
Current tax charge in the Group income statement	320	316	273
Current tax charge/(credit) in the Group statement of comprehensive income	2	(3)	(6)
Current tax credit taken directly to equity	(15)	(6)	(5)
Total current tax charge	307	307	262
Movements to tax contingencies[a]	(1)	(4)	(2)
Timing differences of cash tax paid and foreign exchange differences	1	6	(17)
Tax paid per cash flow	307	309	243
a.Tax contingency movements are included within the current tax charge but do not impact cash tax paid in the year. Settlements of tax contingencies are included within cash tax paid in the year but not recorded in the current year tax charge.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	205

8. Tax continued
Deferred tax

	Property, plant, equipment and software	Application fees	Deferred gains on loan notes[a]	Associates	Losses[b]	Deferred compensation and employee benefits	Deferred revenue[c]	Research and development	Intangible assets excluding software	Other short-term temporary differences[d]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 January 2024	(30)	42	(34)	(60)	76	95	–	15	(46)	8	66
Group income statement	21	–	–	1	(7)	9	30	18	(14)	(11)	47
Group statement of comprehensive income	–	–	–	–	(3)	–	–	–	–	(13)	(16)
Group statement of changes in equity	–	–	–	–	–	9	–	–	–	–	9
Exchange and other adjustments	–	–	–	–	(1)	–	–	–	–	(1)	(2)
At 31 December 2024	(9)	42	(34)	(59)	65	113	30	33	(60)	(17)	104
Group income statement	(1)	1	34	1	–	8	19	(17)	(14)	(26)	5
Group statement of comprehensive income	–	–	–	–	–	–	–	–	–	14	14
Group statement of changes in equity	–	–	–	–	–	(6)	–	–	–	–	(6)
Exchange and other adjustments	2	–	–	–	5	3	–	–	2	–	12
At 31 December 2025	(8)	43	–	(58)	70	118	49	16	(72)	(29)	129
a.In 2025, movement is in respect of tax arising on the acquisition of Holiday Inn in 1990. This is included within the exceptional tax charge.
b.Wholly in respect of revenue losses.
c.The movements in 2024 arose as a result of a revised agreement with the IHG Owners Association (see note 3) and deferred revenue in respect of co-branding agreements.
d.Primarily in respect of contract costs, right-of-use assets, unrealised foreign exchange and expected credit losses on trade receivables, none of which has a balance exceeding $20m.
The analysis of the deferred tax balance after considering the offset of assets and liabilities within entities where there is a legal right to do so and an analysis of the deferred tax balance showing all territories with balances greater than $10m in either the current or prior year are as follows:

	2025	2024
	$m	$m
Deferred tax assets	146	122
Deferred tax liabilities	(17)	(18)
	129	104

Analysed as:
United Arab Emirates	13	12
United Kingdom	92	99
United States	33	–
Other	(9)	(7)
	129	104
A deferred tax asset of $4m (2024: $3m) has been recognised in legal entities which have made a loss in the current or the previous year.

206	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
8. Tax continued
Recoverability of UK deferred tax assets
The Group has recognised deferred tax assets of $92m (2024: $99m) in the UK. The major components are revenue losses of $65m (2024: $62m) and tax depreciation of $30m (2024: $32m), reduced by a deferred tax liability of $19m (2024: $13m) on past tax deductions in respect of intellectual property. The losses have arisen by identifiable non-recurring events, for example special contributions into a former Group pension scheme and the impact of Covid-19, absent which, the UK tax group would have been profitable, and there has been a history of loss usage since the Covid-19 restrictions eased. The losses do not expire, although they can only be offset against 50% of annual UK taxable profits.
Unrecognised deferred tax assets
The Group does not recognise deferred tax assets if it cannot anticipate being able to offset them against existing deferred tax liabilities or against future profits or gains.
The total unrecognised deferred tax position is as follows:

	Gross		Unrecognised deferred tax
	2025	2024	2025	2024
	$m	$m	$m	$m
Revenue losses	480	432	84	75
Capital losses	630	580	158	146
	1,110	1,012	242	221
Tax credits	61	46	61	46
Other[a]	17	22	4	7
	1,188	1,080	307	274
a.Primarily relates to costs incurred for which tax relief has not been obtained.
There is no expiry date to any of the above unrecognised assets other than for the losses and tax credits as shown in the table below:

	Gross		Unrecognised deferred tax
	2025	2024	2025	2024
Expiry date	$m	$m	$m	$m
2025	–	11	–	2
2026	6	7	1	1
2027	6	7	1	1
2029	10	10	10	10
2032	15	15	15	15
After 2032	34	21	34	21
Unprovided deferred tax liabilities
No deferred tax liability has been provided in respect of $42m (2024: $517m) of temporary differences relating to subsidiaries
(comprising undistributed earnings and inherent gains and losses).
Uncertain tax positions
Current tax payable includes $11m (2024: $9m) in respect of uncertain tax positions, with the largest single item not exceeding
$3m (2024: $3m). There are no amounts recognised in relation to uncertain tax positions within deferred tax in either the current or prior year.
The Group’s most material territories for tax are the US and the UK, and the Group has now agreed all US federal tax returns up to and including 2020. The US Internal Revenue Service is conducting routine audits of the 2021 and 2022 US federal tax return periods. The Group considers the risk of material adjustment to be low. In the UK, the Group has agreed all UK Corporation Tax returns for periods up to 2023.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	207

9. Dividends

	2025		2024		2023
Paid during the year	cents per share	$m	cents per share	$m	cents per share	$m
Final (declared for previous year)	114.4	180	104.0	172	94.5	166
Interim	58.6	90	53.2	87	48.3	79
	173.0	270	157.2	259	142.8	245
The final dividend in respect of 2025 of 125.9¢ per ordinary share (amounting to approximately $190m) is proposed for approval at the AGM on 7 May 2026. The final dividend is first determined in US dollars and the sterling amount will be announced on
27 April 2026 using the average of the daily exchange rates for the three working days commencing 22 April 2026.
10. Earnings per ordinary share

Basic earnings per ordinary share	2025	2024	2023
Profit available for equity holders ($m)	758	628	750
Basic weighted average number of ordinary shares (millions)	154.4	161.2	169.0
Basic earnings per ordinary share (cents)	490.9	389.6	443.8

Diluted earnings per ordinary share
Profit available for equity holders ($m)	758	628	750
Diluted weighted average number of ordinary shares (millions)	155.8	163.0	170.0
Diluted earnings per ordinary share (cents)	486.5	385.3	441.2
Basic and diluted share denominators are calculated as follows:
	2025 millions	2024 millions	2023 millions
Weighted average number of ordinary shares in issue	161.0	168.6	177.0
Weighted average number of treasury shares[a]	(6.6)	(7.4)	(8.0)
Basic weighted average number of ordinary shares	154.4	161.2	169.0
Dilutive potential ordinary shares	1.4	1.8	1.0
Diluted weighted average number of ordinary shares	155.8	163.0	170.0
a.Includes other shares that do not receive dividends.

208	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
11. Goodwill and other intangible assets

	Goodwill	Brands	Software	Management agreements	Other intangibles	Total
	$m	$m	$m	$m	$m	$m
Cost
At 1 January 2024	516	439	825	122	24	1,926
Additions	–	–	48	–	1	49
Fully amortised assets written off	–	–	(49)	–	(1)	(50)
Disposals	–	–	(4)	–	–	(4)
Exchange and other adjustments	(5)	–	–	–	–	(5)
At 31 December 2024	511	439	820	122	24	1,916
Additions	–	136	49	–	–	185
Fully amortised assets written off	–	–	(87)	–	–	(87)
Exchange and other adjustments	7	15	1	–	1	24
At 31 December 2025	518	590	783	122	25	2,038
Amortisation and impairment
At 1 January 2024	(180)	–	(528)	(103)	(16)	(827)
Provided	–	–	(17)	(1)	(1)	(19)
System Fund expense	–	–	(77)	–	(1)	(78)
Impairment charge	–	–	(2)	–	–	(2)
System Fund impairment charge	–	–	(3)	–	–	(3)
Fully amortised assets written off	–	–	49	–	1	50
Disposals	–	–	4	–	–	4
Exchange and other adjustments	–	–	1	–	–	1
At 31 December 2024	(180)	–	(573)	(104)	(17)	(874)
Provided	–	–	(14)	(1)	(1)	(16)
System Fund expense	–	–	(75)	–	–	(75)
Fully amortised assets written off	–	–	87	–	–	87
Exchange and other adjustments	(3)	–	–	(1)	(1)	(5)
At 31 December 2025	(183)	–	(575)	(106)	(19)	(883)

Net book value
At 31 December 2025	335	590	208	16	6	1,155
At 31 December 2024	331	439	247	18	7	1,042
At 1 January 2024	336	439	297	19	8	1,099

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	209

11. Goodwill and other intangible assets continued
Goodwill and brands
Brands
During the year, the Group acquired the Ruby brand and related intellectual property. The transaction is accounted for as an asset acquisition. The brand was recognised at cost of €129m ($136m), including the fair value of contingent purchase consideration at the acquisition date of €15m ($16m).
The carrying value of acquired brands at 31 December 2025 was $590m, including Ruby ($151m), Kimpton ($193m),
Regent ($57m) and Six Senses ($189m). Each brand is considered to have an indefinite life given their strong brand awareness and reputation, and management’s commitment to continued investment in their growth. The brands are protected by trademarks and there are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of the brands. In the hotel industry there are a number of brands that have existed for many years and IHG has brands that are over 60 years old.
Allocation of goodwill and brands to CGUs

	Americas (group of CGUs)	EMEAA (group of CGUs)	Greater China	Total
	$m	$m	$m	$m
At 1 January 2024[a]	282	415	78	775
Allocation adjustments[a]	3	(3)	–	–
Exchange adjustments	–	(5)	–	(5)
At 31 December 2024[a]	285	407	78	770
Additions	–	136	–	136
Allocation adjustments	(14)	13	1	–
Exchange adjustments	–	19	–	19
At 31 December 2025	271	575	79	925

Analysed as:
Goodwill	132	195	8	335
Brands	139	380	71	590
a.The Group has revised the methodology used to allocate brands to groups of CGUs. Brands, which are corporate assets for the purpose of impairment testing, were previously allocated based on long-term trading expectations at the time the asset was acquired. They are now allocated based on the current distribution of open and pipeline rooms to better reflect their deployment across the groups of CGUs at each reporting date. The change in policy reduced the allocation to Americas at 31 December 2025 by $173m (2024: $134m) and increased the allocation to EMEAA and Greater China by
$124m (2024: $80m) and $49m (2024: $54m), respectively. No impairments arose under either policy. There is no change to the allocation of goodwill.
The recoverable amounts of the CGUs, or groups of CGUs, have been determined from value in use calculations. The key assumptions are RevPAR growth (detailed on page 183 within ‘Going concern’), terminal growth rates and pre-tax discount rates.
Cash flows beyond the five-year period are extrapolated using terminal growth rates that do not exceed the average long-term growth rates for the relevant markets. Cash flow projections are discounted using pre-tax rates that are based on the Group’s weighted average cost of capital and incorporate adjustments reflecting risks specific to the territory of the CGU.
The weighted average terminal growth rates and pre-tax discount rates are as follows:

	2025		2024
	Terminal growth rate	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate
	%	%	%	%
Americas	2.0	12.0	2.1	11.6
EMEAA	2.3	12.9	2.5	13.6
Greater China	2.5	9.9	2.5	10.5
Given the significant amounts by which the recoverable amounts exceed the carrying values, and reflecting the number of years of Base Case forecasts required to recover the carrying value, management have determined that impairment charges would not arise from reasonably possible changes in the key assumptions.
Software
Software includes $60m relating to the development of the next-generation Guest Reservation System with Amadeus of which $55m is internally developed software which is being amortised over seven to 10 years, with two years remaining at 31 December 2025.
In 2024, a total of $5m impairment was charged relating to assets which had been replaced as a result of more recent initiatives.
Management agreements
Management agreements relate to contracts recognised at fair value on acquisition. The weighted average remaining amortisation period for all management agreements is 11 years (2024: 13 years).

210	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
12. Property, plant and equipment

	Land and buildings	Fixtures, fittings and equipment	Total
	$m	$m	$m
Cost
At 1 January 2024	111	300	411
Additions	–	27	27
Fully depreciated assets written off	(3)	(27)	(30)
Disposals	(8)	(8)	(16)
Exchange and other adjustments	(1)	(4)	(5)
At 31 December 2024	99	288	387
Additions	–	28	28
Fully depreciated assets written off	–	(32)	(32)
Disposals	–	(1)	(1)
Exchange and other adjustments	–	10	10
At 31 December 2025	99	293	392
Depreciation and impairment
At 1 January 2024	(54)	(204)	(258)
Provided	(3)	(21)	(24)
System Fund expense	–	(4)	(4)
Impairment reversal	–	3	3
Fully depreciated assets written off	3	27	30
Disposals	–	8	8
Exchange and other adjustments	1	3	4
At 31 December 2024	(53)	(188)	(241)
Provided	(3)	(24)	(27)
System Fund expense	–	(3)	(3)
Impairment charge	(1)	–	(1)
Fully depreciated assets written off	–	32	32
Disposals	–	1	1
Exchange and other adjustments	–	(5)	(5)
At 31 December 2025	(57)	(187)	(244)

Net book value
At 31 December 2025	42	106	148
At 31 December 2024	46	100	146
At 1 January 2024	57	96	153
The Group’s property, plant and equipment mainly comprises buildings and leasehold improvements on 17 hotels (2024: 17 hotels), and offices and computer hardware throughout the world.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	211

13. Leases
Right-of-use assets

	Land and buildings	Investment property	Other	Total
	$m	$m	$m	$m
Cost
At 1 January 2024	534	52	3	589
Additions and other remeasurements	28	–	5	33
Transfers to finance lease receivable	(13)	(14)	(4)	(31)
Terminations	(11)	–	(1)	(12)
Exchange and other adjustments	(5)	–	–	(5)
At 31 December 2024	533	38	3	574
Additions and other remeasurements	16	–	1	17
Terminations	(2)	–	–	(2)
Exchange and other adjustments	8	–	–	8
At 31 December 2025	555	38	4	597
Depreciation and impairment
At 1 January 2024	(266)	(49)	(1)	(316)
Provided	(21)	–	(1)	(22)
System Fund expense	2	–	–	2
Transfers to finance lease receivable	8	13	–	21
Terminations	11	–	1	12
Exchange and other adjustments	5	–	–	5
At 31 December 2024	(261)	(36)	(1)	(298)
Provided	(23)	–	(1)	(24)
System Fund expense	(1)	–	–	(1)
Impairment charge	(1)	–	–	(1)
Terminations	2	–	–	2
Exchange and other adjustments	(6)	–	–	(6)
At 31 December 2025	(290)	(36)	(2)	(328)

Net book value
At 31 December 2025	265	2	2	269
At 31 December 2024	272	2	2	276
At 1 January 2024	268	3	2	273

212	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
13. Leases continued
The Group’s leased assets mainly comprise hotels and offices. Leases contain a wide range of different terms and conditions.
The term of property leases ranges from one to ninety-nine years. The weighted average lease term remaining on the Group’s top eight leases (which comprise 95% (2024: 95%) of the total lease liability) is 57 years (2024: 56 years). The InterContinental
Boston lease, expiring in 2105, has a significant impact on this weighted average lease term; excluding this lease the weighted average lease term is six years (2024: seven years). Undiscounted cash flows on the Boston lease of $3,170m (2024: $3,191m)
represent 95% (2024: 95%) of the total undiscounted cash flows relating to lease liabilities.
Many of the Group’s property leases contain extension or early termination options, which are used for operational flexibility.
The lease agreement over the US corporate headquarters contains a material extension option which is not included in the calculation of the lease asset and liability as the extension would not take effect before 2031 and there is no reasonable certainty the option will be exercised. The value of the undiscounted rental payments relating to this lease and not included in the value of the lease asset and liability is $339m. Additionally, the Group has the option to extend the term of the InterContinental Boston lease for two additional 20-year terms, the first of which would take effect from 2105. These extension options have not been included in the calculation of the lease liability.
Lease liabilities
The Group’s lease liabilities are discounted at incremental borrowing rates of up to 9.9%. The rate implicit in the InterContinental
Boston lease was 9.7% and was derived from a valuation of the hotel at lease inception in 2006.

	2025	2024
Currency	$m	$m
US dollars	343	357
Sterling	32	31
Euros	5	3
Other	26	23
	406	414

Analysed as:
Current	28	26
Non-current	378	388
	406	414
The maturity analysis of lease liabilities is disclosed in note 23.
The Group’s lease liability is not materially sensitive to inflation as $326m (2024: $335m) relates to the InterContinental Boston and the US corporate headquarters, which both include fixed payments and are not subject to inflationary adjustments.
Amounts recognised in the Group income statement

	2025	2024	2023
	$m	$m	$m
Depreciation of right-of-use assets	24	22	22
System Fund depreciation of right-of-use assets	1	(2)	2
Impairment charge	1	–	–
Expense relating to variable lease payments	84	77	62
Expense relating to short-term leases and low-value assets	2	1	2
Income from operating subleases	(7)	(3)	(2)
Recognised in operating profit	105	95	86
Interest on lease liabilities	30	30	29
Total recognised in the Group income statement	135	125	115
Amounts recognised in the Group statement of cash flows

	2025	2024	2023
	$m	$m	$m
Operating activities	107	108	92
Investing activities	(4)	(4)	–
Financing activities	30	46	28
Net cash paid	133	150	120

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	213

14. Investment in associates and joint ventures

	2025	2024
	$m	$m
Cost
At 1 January	108	101
Additions	11	6
Share of profits	6	10
System Fund share of losses	(2)	(2)
Dividends and distributions	(13)	(7)
Exchange and other adjustments	2	–
At 31 December	112	108
Impairment
At 1 January	(57)	(53)
Impairment charge	–	(4)
At 31 December	(57)	(57)

Net book value	55	51

Analysed as:
Associates	39	46
Joint ventures	16	5
	55	51
Impairment
In 2024, the impairment charge of $4m related to an associate in the Americas region and arose due to a decline in trading conditions.

214	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
15. Other financial assets

	2025	2024
	$m	$m
Equity securities	93	97
Restricted funds:
Ring-fenced amounts to satisfy insurance claims:
Cash	–	1
Money market funds	7	10
Accounts pledged as security	27	31
Other	2	1
	36	43
Trade deposits and loans	85	79
	214	219

Analysed as:
Current	3	7
Non-current	211	212
	214	219
Restricted funds
Amounts ring-fenced to satisfy insurance claims are principally held in the Group’s Captive, which is a regulated entity.
The accounts pledged as security are subject to a charge in favour of the members of the UK unfunded pension arrangement
(see note 26). During 2025, £5m ($7m) of the charge was released. The accounts will be pledged as security until the date at which the UK unfunded pension liabilities have been fully discharged, unless otherwise agreed with the trustees, and amounts pledged may change in future years.
Expected credit losses
Other financial assets with a net book value of $53m (2024: $50m) are subject to the expected credit loss model requirements of IFRS 9. Equity securities, money market funds and other amounts measured at fair value are excluded. The gross value of trade deposits and loans that were subject to the expected credit loss requirements is $56m with credit loss allowances of $5m (2024: $51m gross, $3m allowance). Other expected credit losses are considered to be immaterial.
Credit risk
Restricted funds are held with bank counterparties which are rated at least A+ based on S&P’s ratings. Trade deposits and loans are entered into with creditworthy third parties, subject to credit verification procedures. The maximum exposure to credit risk of other financial assets at the end of the reporting period is their carrying value of $214m (2024: $219m).
16. Trade and other receivables

	2025	2024
	$m	$m
Current
Trade receivables	698	651
Other receivables	49	41
Prepayments	86	93
	833	785

Non-current
Finance lease receivables	7	12
Other receivables	7	5
Prepayments	5	18
	19	35

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	215

16. Trade and other receivables continued
Expected credit losses
The ageing of trade receivables shown below reflects the initial terms under the invoice rather than the revised terms in cases where payment flexibility has been provided to owners. The net balances presented in the table below could result in additional credit losses if they are ultimately found to be uncollectable. Expected credit losses relating to other receivables following their initial recognition are immaterial.

			2025			2024
	Gross	Credit loss allowance	Net	Gross	Credit loss allowance	Net
	$m	$m	$m	$m	$m	$m
Not past due	400	–	400	384	–	384
Past due 1 to 30 days	105	(5)	100	90	(4)	86
Past due 31 to 90 days	81	(6)	75	80	(5)	75
Past due 91 to 180 days	59	(10)	49	53	(8)	45
Past due 181 to 360 days	59	(19)	40	66	(19)	47
Past due more than 361 days	144	(110)	34	98	(84)	14
	848	(150)	698	771	(120)	651

	2025	2024
Movement in the allowance for expected credit losses	$m	$m
At 1 January	(120)	(106)
Impairment loss	(20)	(16)
System Fund impairment loss	(19)	(9)
Amounts written off	13	8
Exchange and other adjustments	(4)	3
At 31 December	(150)	(120)
Credit risk
The Group trades only with recognised, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period is their carrying value of $761m (2024: $709m).
17. Cash and cash equivalents

	2025	2024
	$m	$m
Cash at bank and in hand	180	142
Short-term deposits	515	411
Money market funds	334	415
Repurchase agreements	100	40
Cash and cash equivalents as recorded in the Group statement of financial position	1,129	1,008
Bank overdrafts	(3)	(17)
Cash and cash equivalents as recorded in the Group statement of cash flows	1,126	991
Cash at bank and in hand includes bank balances of $28m (2024: $33m) which are matched by bank overdrafts of $3m
(2024: $17m) under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution and interest is paid/received on pooled net balances for each currency. The cash pools are used for day-to-day cash management purposes and are managed as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position with the matching overdrafts, which are repayable on demand, held by the Group’s central treasury company in the UK. Accordingly, bank overdrafts are included within cash and cash equivalents for the purposes of the cash flow statement.

216	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
17. Cash and cash equivalents continued
Cash and cash equivalents with restrictions on use

	2025	2024
	$m	$m
Countries with restrictions on repatriation	4	2
Capital expenditure under lease agreements	17	15
Other restrictions	6	5
	27	22
Details of the credit risk on cash and cash equivalents is included in note 23.
18. Trade and other payables

	2025	2024
	$m	$m
Current
Trade payables	103	111
Other tax and social security payables	57	61
Other payables	114	116
Contingent purchase consideration (note 24)	38	–
Accruals	364	362
	676	650

Non-current
Other payables	9	5
Contingent purchase consideration (note 24)	60	73
	69	78
Third-party bank loan guarantees
At 31 December 2025, the Group has issued financial guarantee contracts of up to $26m (2024: $31m). The carrying amount of these guarantees was $nil in all periods presented. The largest guarantee has a gross guaranteed amount of $21m
(2024: $21m) and the underlying loan matures in 2029. Should the Group fund any amount under the guarantee, there is a cross-indemnity that the Group would seek to pursue for the other parties’ share.
19. Provisions

	Commercial litigation and disputes	Self- insurance reserves	Other	Total
	$m	$m	$m	$m
At 31 December 2024	14	9	16	39
Provided	16	11	4	31
Utilised	(15)	(9)	–	(24)
Released	(3)	–	(2)	(5)
Exchange and other adjustments	–	–	2	2
At 31 December 2025	12	11	20	43

Analysed as:
Current	11	4	6	21
Non-current	1	7	14	22
	12	11	20	43

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	217

19. Provisions continued
Self-insurance reserves
Self-insurance reserves consist of $7m of incurred but not reported (‘IBNR’) reserves and $4m of claims reported but not yet settled. $6m of these amounts relates to employment-related obligations. The utilisation of IBNR reserves is dependent on the timing of claims being reported and ultimately being settled; based on historical experience this is expected to be settled within five years. The maximum liabilities of the last five policy years is $131m, noting that actual claims did not significantly differ to estimates in 2025 or 2024.
Other
Other predominantly includes dilapidations provisions relating to leased properties.
20. Insurance

	2025	2024
	$m	$m
At 1 January	39	37
Insurance expenses	32	28
Claims and other amounts paid	(24)	(23)
Impact of discounting and other changes	(2)	(3)
At 31 December	45	39

Analysed as:
Current	16	14
Non-current	29	25
	45	39

Incurred but not reported claims[a]	24	18
Reported but not settled claims	21	21
	45	39
a.Includes unallocated loss expenses.
Of the total reserves, $19m (2024: $15m) relates to international general liability and $20m (2024: $17m) relates to workers’
compensation. The utilisation of IBNR reserves is dependent on the timing of claims being reported and ultimately being settled;
based on historical experience the majority are expected to be settled within five years (2024: five years). The maximum liabilities of the last five policy years is $77m (2024: $71m). Actual claims have not significantly differed from estimates in the last five years.

	2025	2024
	$m	$m
Revenue from insurance activities	27	23
Insurance expenses (inclusive of overhead costs)	(36)	(29)
Insurance result	(9)	(6)

218	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
21. Loans and other borrowings

		Discount at issue	2025	2024
	Maturity date	%	$m	$m
Current
Bank overdrafts (note 17)	n/a	n/a	3	17
£300m 3.750% bonds 2025	14 August 2025	0.986	–	381
£350m 2.125% bonds 2026	24 August 2026	0.550	475	–
			478	398

Non‑current
£350m 2.125% bonds 2026	24 August 2026	0.550	–	441
€500m 2.125% bonds 2027	15 May 2027	0.470	594	526
£400m 3.375% bonds 2028	8 October 2028	1.034	539	502
€600m 4.375% bonds 2029	28 November 2029	0.098	705	623
€850m 3.375% bonds 2030	10 September 2030	0.483	1,000	–
€750m 3.625% bonds 2031	27 September 2031	0.116	885	784
			3,723	2,876
Total loans and other borrowings			4,201	3,274

Denominated in the following currencies:
Sterling			1,014	1,324
US dollars			3	16
Euros			3,184	1,933
Other			–	1
			4,201	3,274
Bonds
Interest is payable annually on the dates in the table, at the rates stated.
Revolving Credit Facility (‘RCF’)
In December 2025, the Group entered into a new $1,500m syndicated RCF which matures in 2030. A variable rate of interest is payable on amounts drawn. The previous facility of $1,350m was cancelled during the year.
The maximum amount drawn during the period was $75m (2024: $nil). There were no amounts drawn at 31 December 2025 nor 31 December 2024.
The Group has no uncommitted facilities at 31 December 2025 (2024: $nil).

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	219

22. Net debt

		2025	2024
		$m	$m
Cash and cash equivalents		1,129	1,008
Loans and other borrowings	– current	(478)	(398)
	– non-current	(3,723)	(2,876)
Lease liabilities	– current	(28)	(26)
	– non-current	(378)	(388)
Principal amounts payable on maturity of derivative financial instruments (note 23)		145	(102)
Net debt		(3,333)	(2,782)

	2025	2024
Movement in net debt	$m	$m
Net increase/(decrease) in cash and cash equivalents, net of overdrafts	94	(269)

Add back financing cash flows in respect of other components of net debt:
Principal element of lease payments	30	46
Issue of long-term bonds	(990)	(834)
Repayment of long-term bonds	403	547
Settlement of currency swaps	–	45
Drawdown of Revolving Credit Facility	(75)	–
Repayment of Revolving Credit Facility	75	–
	(557)	(196)
Increase in net debt arising from cash flows	(463)	(465)

Other movements:
Lease liabilities	(19)	(36)
Increase in accrued interest	(2)	(6)
Exchange and other adjustments	(67)	(3)
	(88)	(45)
Increase in net debt	(551)	(510)
Net debt at beginning of the year	(2,782)	(2,272)
Net debt at end of the year	(3,333)	(2,782)

220	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
22. Net debt continued
Loans and other borrowings (excluding bank overdrafts), lease liabilities and currency swaps and forwards comprise the liabilities included in the financing activities section of the Group statement of cash flows and their movements are analysed as follows:

	At 1 January 2025	Financing cash flows	Exchange adjustments	Other[a,b]	At 31 December 2025
	$m	$m	$m	$m	$m
Lease liabilities	414	(30)	3	19	406
Bonds	3,257	587	362	(8)	4,198
	3,671	557	365	11	4,604
Currency swaps	78	–	–	(154)	(76)
Currency forwards	(4)	–	–	(28)	(32)
	3,745	557	365	(171)	4,496

	At 1 January 2024	Financing cash flows	Exchange adjustments	Other[a,b]	At 31 December 2024
	$m	$m	$m	$m	$m
Lease liabilities	426	(46)	(2)	36	414
Bonds	3,122	287	(157)	5	3,257
	3,548	241	(159)	41	3,671
Currency swaps	20	(45)	–	103	78
Currency forwards	(15)	–	–	11	(4)
	3,553	196	(159)	155	3,745
a.The non-cash increase in lease liabilities principally arises from additions and other remeasurements.
b.The change in value of currency swaps and forwards represents fair value movements and additions.
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
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises: foreign exchange risk and interest rate risk. Financial instruments affected by market risk include loans and other borrowings, cash and cash equivalents, trade loans and deposits, equity investments and derivatives.
Foreign exchange risk
Movements in foreign exchange rates can affect the Group’s reported profit or loss and net liabilities. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s reported debt has an exposure to borrowings held in sterling and euros. After the effect of currency swaps, the Group holds its bond debt in sterling, which is the primary currency of shareholder returns, and in US dollars, the predominant currency of the Group’s revenue and cash flows. US dollar borrowings or currency derivatives also act as a net investment hedge of US dollar denominated assets.
When the Group borrows in a currency that differs from the borrowing entity’s functional currency, it enters into currency swaps at the same time to minimise foreign exchange risk. Currency swaps were transacted against the €500m 2.125% 2027 bonds, in November 2018, converting the proceeds and interest into sterling. Similar currency swaps were transacted for the €600m
4.375% 2029 bonds in November 2023, €750m 3.625% 2031 bonds in September 2024 and €850m 3.375% 2030 bonds in
September 2025, converting the proceeds and interest into US dollars (see page 221).
Interest rate risk
The Group’s policy requires a minimum of 50% fixed rate debt. With the exception of overdrafts, 100% of borrowings were fixed rate debt at 31 December 2025 (2024: 100%).

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	221

23. Financial risk management and derivative financial instruments continued
Derivative financial instruments
Derivatives are recorded in the Group statement of financial position at fair value (see note 24) as follows:

	2025	2024
Derivatives	$m	$m
Currency swaps	76	(78)
Currency forwards	32	4
	108	(74)

Analysed as:
Non-current assets	120	4
Non-current liabilities	(12)	(78)
	108	(74)
The carrying amount of currency swaps and forwards comprises a $145m gain (2024: $102m loss) relating to exchange movements on the underlying principal, included within net debt (see note 22), and a $37m loss (2024: $28m gain) relating to other fair value movements.
Details of the credit risk on derivative financial instruments are included on page 223.
Currency swaps and forwards have been transacted as follows:

Date of designation	Hedge type	Pay leg	Interest rate	Receive leg	Interest rate	Maturity	Risk	Hedged item
November 2018	Cash flow	£436m	3.493%	€500m	2.125%	May 2027	Foreign exchange	€500m 2.125% bonds 2027
November 2023	Cash flow	$657m	5.975%	€600m	4.375%	November 2029	Foreign exchange	€600m 4.375% bonds 2029
September 2024	Cash flow	$834m	4.903%	€750m	3.625%	September 2031	Foreign exchange	€750m 3.625% bonds 2031
September 2025	Cash flow	$990m	4.874%	€850m	3.375%	September 2030	Foreign exchange	€850m 3.375% bonds 2030
October 2023	Net investment	$425m	n/a	£344m	n/a	October 2028	Spot foreign exchange	Net assets of specified subsidiaries with US dollar functional currency
Cash flow hedges
There is an economic relationship between the hedged item and the hedging instrument as the critical terms are aligned, such that the hedge ratio is 1:1.
The change in the fair value of hedging instruments used to measure hedge ineffectiveness in the period mirrors that of the hypothetical derivative (hedged item) and was a $151m gain (2024: $90m loss).
Hedge ineffectiveness arises where the cumulative change in the fair value of the swaps exceeds the change in fair value of the future cash flows of the bonds, and may be due to any opening fair value of the hedging instrument, or a change in the credit risk of the Group or counterparty. The cumulative ineffectiveness is immaterial in all years presented.
Amounts recognised in the cash flow hedge reserves are analysed in note 28.
Net investment hedges
The Group currently designates the following as net investment hedges of its foreign operations, being the net assets of certain
Group subsidiaries with a US dollar functional currency:
–Borrowings under the RCF;
–Long-dated currency forward contracts; and
–Certain short-dated foreign exchange swaps.
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
rate with changes in the investment in the foreign operation due to movements in the spot rate.
The change in value of hedging instruments recognised in the currency translation reserve through other comprehensive income was a gain of $35m (2024: $7m loss). The cumulative ineffectiveness is immaterial in all years presented.

222	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
23. Financial risk management and derivative financial instruments continued
Interest and foreign exchange risk sensitivities
The following table shows the impact of a general strengthening in the US dollar against sterling and euro on the Group’s profit or loss before tax and net liabilities, and the impact of a rise in US dollar and sterling interest rates on the Group’s profit before tax. The impact of the strengthening in the euro against sterling on net liabilities is also shown, as this impacts the fair value of the currency swaps.

		2025	2024	2023
		$m	$m	$m
(Decrease)/increase in profit before tax
Sterling: US dollar exchange rate	$0.05 fall	(8)	(38)	(14)
Euro: US dollar exchange rate	$0.05 fall	(4)	(7)	(3)
US dollar interest rates	1% increase	4	4	2
Sterling interest rates	1% increase	5	3	9
Decrease/(increase) in net liabilities
Sterling: US dollar exchange rate	$0.05 fall	(12)	3	(12)
Euro: US dollar exchange rate	$0.05 fall	21	25	49
Sterling: euro exchange rate	€0.05 fall	34	31	64
Exchange rate sensitivity on profit before tax predominantly relates to the Group’s internal funding structure. The sensitivity is calculated using the intra-group balances at 31 December which can be subject to change over time. The sensitivity on net liabilities predominantly relates to the net impact of changes in bonds and the fair value of derivatives.
Interest rate sensitivity relates to cash and overdraft balances. 100% of bonds, and the related derivatives, are fixed.
Liquidity risk
Group policy ensures sufficient liquidity is maintained to meet all foreseeable medium-term cash requirements and provide headroom against unforeseen obligations.
Cash and cash equivalents are held in short-term deposits, repurchase agreements and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the UK or US, although $4m (2024: $2m) is held in countries where repatriation is restricted (see note 17).
Medium- and long-term borrowing requirements are met through committed bank facilities and bonds as detailed in note 21.
In December 2025, the Group entered into a new RCF, replacing the previous facility. The new facility does not contain financial covenant measures.
The interest margin payable on the RCF is linked to the Group’s credit rating and is currently 0.45%.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	223

23. Financial risk management and derivative financial instruments continued
The following are the undiscounted contractual cash flows of financial liabilities, including interest payments and derivative financial instruments. Liabilities relating to the Group’s deferred compensation plan are excluded; their settlement is funded entirely by the realisation of the related deferred compensation plan investments and no net cash flow arises.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
31 December 2025	$m	$m	$m	$m	$m
Non-derivative financial liabilities:
Bank overdrafts	3	–	–	–	3
Bonds	608	715	2,519	913	4,755
Lease liabilities	53	51	136	3,090	3,330
Trade and other payables (excluding contingent purchase consideration)	581	1	2	6	590
Contingent purchase consideration	39	–	42	53	134
Financial guarantee contracts	26	–	–	–	26
Derivative financial instruments:
Currency swaps hedging bonds inflows	(109)	(697)	(1,963)	(913)	(3,682)
Currency swaps hedging bonds outflows	150	727	1,997	875	3,749
Forward currency contract inflows	–	–	(462)	–	(462)
Forward currency contract outflows	–	–	425	–	425

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
31 December 2024	$m	$m	$m	$m	$m
Non-derivative financial liabilities:
Bank overdrafts	17	–	–	–	17
Bonds	482	531	1,859	837	3,709
Lease liabilities	52	50	139	3,125	3,366
Trade and other payables (excluding contingent purchase consideration)	589	1	1	3	594
Contingent purchase consideration	–	39	42	–	81
Financial guarantee contracts	31	–	–	–	31
Derivative financial instruments:
Currency swaps hedging bonds inflows	(66)	(66)	(1,324)	(837)	(2,293)
Currency swaps hedging bonds outflows	101	100	1,457	916	2,574
Forward currency contract inflows	–	–	(431)	–	(431)
Forward currency contract outflows	–	–	425	–	425
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
The Group’s exposure to credit risk arises from default of the counterparty, with the maximum exposure equal to the carrying amount of each financial asset, including derivative financial instruments. The expected credit loss on cash and cash equivalents is considered to be immaterial.

224	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
23. Financial risk management and derivative financial instruments continued
The table below analyses the Group’s short-term deposits, money market funds and repurchase agreement collateral classified as cash and cash equivalents by counterparty credit rating:

	AAA	AA+	AA	AA-	A+	A	A-	BBB+ and below	Total
31 December 2025	$m	$m	$m	$m	$m	$m	$m	$m	$m
Short-term deposits	–	–	–	94	245	166	–	10	515
Money market funds	334	–	–	–	–	–	–	–	334
Repurchase agreements	71	–	14	15	–	–	–	–	100

	AAA	AA+	AA	AA-	A+	A	A-	BBB+ and below	Total
31 December 2024	$m	$m	$m	$m	$m	$m	$m	$m	$m
Short-term deposits	–	–	–	41	107	249	–	14	411
Money market funds	415	–	–	–	–	–	–	–	415
Repurchase agreements	26	9	2	3	–	–	–	–	40
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
The Group’s debt is monitored on the basis of a cash flow leverage ratio, being net debt divided by adjusted EBITDA. The Group has a stated aim of maintaining this ratio at 2.5x to 3.0x. The ratio at 31 December 2025 was 2.50 (2024: 2.34).
The Group currently has a senior unsecured long-term credit rating of BBB from S&P and a Baa2 rating from Moody’s. In the event of the S&P rating being downgraded below BBB- (a downgrade of two levels) there would be an additional step-up coupon of 1.25% payable on the bonds maturing between 2026 and 2029 and in the event of the Moody’s rating being downgraded below Baa3 (a downgrade of two levels) there would be an additional step-up coupon of 1.25% payable on the bonds maturing in 2029. The bonds maturing in 2030 and 2031 do not have a step-up coupon.
24. Classification and measurement of financial instruments
Accounting classification and fair value hierarchy

					2025				2024
	Hierarchy of fair value measurement	Fair value[a]	Amortised cost	Not categorised as a financial instrument	Total	Fair value[a]	Amortised cost	Not categorised as a financial instrument	Total
		$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Other financial assets	1,3[b]	161	53	–	214	169	50	–	219
Cash and cash equivalents	1	334	795	–	1,129	415	593	–	1,008
Derivative financial instruments	2	120	–	–	120	4	–	–	4
Deferred compensation plan investments	1	316	–	–	316	286	–	–	286
Trade and other receivables	–	–	761	91	852	–	697	123	820
Financial liabilities
Derivative financial instruments	2	(12)	–	–	(12)	(78)	–	–	(78)
Deferred compensation plan liabilities	1	(316)	–	–	(316)	(286)	–	–	(286)
Loans and other borrowings	–	–	(4,201)	–	(4,201)	–	(3,274)	–	(3,274)
Trade and other payables	3	(79)	(609)	(57)	(745)	(73)	(594)	(61)	(728)
a.With the exception of equity securities of $88m (2024: $89m) measured at fair value through other comprehensive income, all are measured at fair value through profit or loss. Of those, the financial assets related to the deferred compensation plan investments were designated as such upon initial recognition. For derivative financial instruments, these are measured at fair value through profit or loss prior to the application of hedge accounting.
b.Of those measured at fair value, $36m (2024: $43m) are Level 1 and $125m (2024: $126m) are Level 3.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	225

24. Classification and measurement of financial instruments continued
Financial assets and liabilities measured at amortised cost whose carrying amount is not a reasonable approximation of fair value are as follows:

			2025		2024
	Hierarchy of fair value measurement	Carrying value	Fair value	Carrying value	Fair value
		$m	$m	$m	$m
£300m 3.750% bonds 2025	1	–	–	381	373
£350m 2.125% bonds 2026	1	475	465	441	418
€500m 2.125% bonds 2027	1	594	584	526	513
£400m 3.375% bonds 2028	1	539	523	502	471
€600m 4.375% bonds 2029	1	705	734	623	658
€850m 3.375% bonds 2030	1	1,000	996	–	–
€750m 3.625% bonds 2031	1	885	884	784	786
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
The deferred compensation plan liabilities are valued at the same amount as the plan assets as the Group’s obligation to employees under the deferred compensation plan is limited to the fair value of assets held.
Unquoted equity securities
Unquoted equity securities are fair valued using a discounted cash flow model, either internally or using professional external valuers. The significant unobservable inputs used to determine the fair value of the equity securities are RevPAR growth
(based on the market-specific growth assumptions used by external valuers), pre-tax discount rate which ranged from 6.4%
to 10.0% (2024: 6.4% to 10.0%), and a non-marketability factor which ranged from 20.0% to 30.0% (2024: 20.0% to 30.0%).
There is no material sensitivity arising from changes in assumptions.
Trade deposits and loans
The value of trade deposits and loans measured at FVTPL are reassessed as market interest rates and credit risk assessments change. The amount recognised of $34m (2024: $31m) is the discounted value of the total expected amount receivable, discounted using unobservable interest rates for loans with similar term and risk. There is no significant sensitivity arising from changes in interest rates.
Derivative financial instruments and other payables
Currency swaps and currency forwards are measured at the present value of future cash flows discounted back based on quoted forward exchange rates and the applicable yield curves derived from quoted interest rates. Adjustments for credit risk use observable credit default swap spreads.
The Group’s put option over part of its investment in the Barclay associate expired at the end of 2025. It was valued at $nil in 2024.
Deferred purchase consideration
Deferred purchase consideration arose in respect of the acquisition of Regent (see page 226). The final instalment of $13m was paid in 2024.

226	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
24. Classification and measurement of financial instruments continued
Contingent purchase consideration
Regent
Trade and other payables measured at fair value comprises contingent purchase consideration relating to the Regent business combination.
In 2018, the Group acquired a 51% controlling interest in Regent Hospitality Worldwide, Inc (‘RHW’), with put and call options existing over the remaining 49% shareholding exercisable in a phased manner from 2026 to 2033. The Group has a present ownership interest in the remaining shares and the acquisition was accounted for as 100% owned with no non-controlling interest recognised. Contingent purchase consideration comprises the present value of the expected amounts payable on exercise of the options based on the annual trailing revenue of RHW in the year preceding exercise with a floor applied.
The value of the contingent purchase consideration is subject to periodic reassessment as interest rates and RHW revenue expectations change. The range of possible outcomes is $81m to $261m (undiscounted). The liability is subject to remeasurement at each reporting date, discounting at a rate based on observable US corporate bond rates of similar term to the expected payment dates.
At 31 December 2025, the Group expected to exercise a call option to acquire 25% of the shareholding in the first quarter of
2026 for $39m. The remaining 24% is expected to be acquired in 2028. The fair value is not materially sensitive to reasonable changes in assumptions.
Ruby
Trade and other payables measured at amortised cost includes contingent purchase consideration of $19m relating to the Ruby brand acquisition which was completed in 2025.
The value of the contingent purchase consideration comprises the present value of the expected amounts payable, contingent on the number of Ruby branded rooms operated by the seller at the end of 2029 and 2034.
The range of possible undiscounted payments is €nil to €181m ($213m). The liability is subject to remeasurement at each reporting date, discounted at the rate determined on acquisition.
The significant unobservable input is the expected number of rooms operated by the seller at 31 December 2029 and 2034.
If the expected room count were to increase or decrease by 25%, the amount of contingent consideration would increase/
decrease by $19m and $19m respectively.
Level 3 reconciliation

	Other financial assets	Contingent purchase consideration
	$m	$m
At 1 January 2024	110	(69)
Additions	20	–
Unrealised changes in fair value	–	(4)
Exchange and other adjustments	(4)	–
At 31 December 2024	126	(73)
Unrealised changes in fair value	(1)	(6)
At 31 December 2025	125	(79)
c.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	227

25. Reconciliation of profit for the year to cash flow from operations

	2025	2024	2023
	$m	$m	$m
Profit for the year	759	628	750
Adjustments for:
Net financial expenses	153	115	87
Foreign exchange (gains)/losses	(37)	25	(35)
Remeasurement of contingent purchase consideration	8	4	4
Income tax charge	315	269	260
Operating profit adjustments:
Impairment loss/(reversal) on financial assets	21	10	(1)
Other net impairment charges	2	–	–
Other operating exceptional items	21	12	(28)
Depreciation and amortisation	67	65	67
	111	87	38

Contract assets deduction in revenue	52	43	37
Share-based payments cost	47	44	36
Share of profits of associates and joint ventures (before exceptional items)	(6)	(10)	(13)
	93	77	60
System Fund adjustments:
Depreciation and amortisation	79	80	83
Impairment loss on financial assets	19	9	–
Other impairment charges	–	3	–
Share-based payments cost	25	23	20
Share of losses of associates	2	2	3
	125	117	106
Working capital and other adjustments:
Increase in deferred revenue	107	214	123
Increase in trade and other receivables	(51)	(106)	(70)
(Decrease)/increase in trade and other payables	(25)	(45)	31
Other net adjustments	5	(7)	(5)
	36	56	79

Cash flows relating to operating exceptional items	(23)	8	(29)
Contract acquisition costs, net of repayments	(179)	(237)	(101)
Total adjustments	602	521	469

Cash flow from operations	1,361	1,149	1,219
In 2025, increase in deferred revenue includes $37m (2024: $100m) of initial upfront payments received in relation to US co-brand credit card agreements which will be recognised over the term of those agreements.
Other net adjustments includes dividends received from associates and joint ventures of $6m (2024: $7m; 2023 $1m).

228	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
26. Retirement benefits
UK
Since 2014, UK retirement benefits are provided for eligible employees by the IHG UK Defined Contribution Pension Plan. Members
are provided with defined contribution arrangements under this plan; benefits are based on each individual member’s personal account. The plan is HM Revenue & Customs registered and governed by an independent trustee, assisted by professional advisers as and when required. The overall operation of the plan is subject to the oversight of The Pensions Regulator.
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
Accrual under this arrangement ceased with effect from 1 July 2013 and a cash-out offer in 2014 resulted in the extinguishment of approximately 70% of the unfunded pension obligations. The Group meets the benefit payment obligations of the remaining members as they fall due. A charge over certain ring-fenced accounts totalling $27m (£20m) at 31 December 2025 (see note 15)
is currently held as security on behalf of the remaining members.
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
Other post-employment benefits
Disclosures in this note concerning assumptions, sensitivities, future benefit payments and duration of pension obligations relate to the UK and US plans and the US post-retirement plan. The Group also maintains immaterial post-employment benefit plans in various countries, including the Philippines, which are accounted for as defined benefit plans.
At 31 December 2025, the net retirement benefit asset relating to the Philippines plan was $3m (2024: $3m) comprising plan assets of $15m (2024: $13m) and a defined benefit obligation of $12m (2024: $10m).
A retirement benefit liability totalling $9m (2024: $7m) was recognised in respect of all other countries’ plans.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	229

26. Retirement benefits continued
Movement in retirement benefit obligations

	2025	2024	2023
	$m	$m	$m
At 1 January	68	66	66
Group contributions	(6)	(6)	(5)
Interest expense recognised in profit or loss	6	5	3
Actuarial (gains)/losses recognised in other comprehensive income	–	(4)	2
Exchange and other adjustments	1	7	–
At 31 December	69	68	66

Comprising:
UK plan	18	17	19
US plans	30	31	34
US post-retirement plan	12	13	13
Other post-employment benefit plans	9	7	–
	69	68	66
The value of benefits paid is equal to contributions paid into the plans by the Group.
Assumptions
The principal financial assumptions used by the actuaries to determine the defined benefit obligations are:

	2025	2024	2023
	%	%	%
UK plan only:
Pension increases	3.0	3.2	3.1
Inflation rate	3.0	3.2	3.1

Discount rate:
UK plan	5.6	5.6	4.8
US plans	5.0	5.3	4.7
US post-retirement plan	5.0	5.3	4.7

US healthcare cost trend rate assumed for the next year:
Pre-65 (ultimate rate reached in 2036)	8.2	8.6	7.8
Post-65 (ultimate rate reached in 2036)	9.5	9.7	8.6
Ultimate rate that the cost rate trends to	4.5	4.5	4.5

230	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
26. Retirement benefits continued
Mortality is the most significant demographic assumption. The current assumptions for the UK are based on the S3PA ‘light’
year of birth tables with projected mortality improvements using the CMI_2024 model and a 1.25% per annum long-term trend using core parameters and underlying rates with weightings of 91% and 85% for pensioners and 86% and 84% for non-pensioners, male and female respectively. In the US, the current assumptions use rates from the Pri-2012 Mortality Study and Generationally
Projected with Scale MP-2021 mortality tables.
The assumptions applied to the UK plan and US plans for life expectancy at retirement age are as follows:

		UK			US
		2025 years	2024 years	2023 years	2025 years	2024 years	2023 years
Current pensioners at 65[a]	– male	24	23	23	22	22	22
	– female	26	25	25	24	23	23
Future pensioners at 65[b]	– male	25	23	23	23	23	23
	– female	27	25	25	25	25	25
a.Relates to assumptions based on longevity following retirement at the end of the reporting period.
b.Relates to assumptions based on longevity relating to an employee retiring in 2045.
The assumptions allow for expected increases in longevity.
Sensitivities
Changes in assumptions used for determining retirement benefit costs and obligations may have an impact on the Group income statement and the Group statement of financial position. The key assumptions are the discount rate, the rate of inflation, the assumed mortality rate and the healthcare costs trend rate. The sensitivity analysis below relates to the increase/(decrease)
in the benefit obligation and is based on extrapolating reasonable changes in these assumptions, using year-end conditions and assuming no interdependency between the assumptions:

			2025	2024
			$m	$m
Discount rate	1%	decrease	5	5
	1%	increase	(5)	(5)
Inflation rate	0.25%	decrease	–	(1)
	0.25%	increase	–	–
Mortality rate	One-year	increase	3	2
Healthcare costs trend rate	1%	decrease	(1)	(1)
	1%	increase	1	1
Estimated future benefit payments

	2025	2024
	$m	$m
Within one year	5	5
Between one and five years	20	20
More than five years	78	81
	103	106
Average duration of pension obligations

	2025 years	2024 years
UK plan	12.0	12.0
US plans	7.1	7.1
US post-retirement plan	7.1	7.4
Defined contribution plans
The Group also operates a number of smaller pension plans outside the UK, the most significant of which is a defined contribution plan in the US which is designed to comply with the requirements of the Internal Revenue Code Section 409A.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	231

27. Share‑based payments
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
The number of shares is typically calculated by dividing a specific percentage of the participant’s annual performance-related bonus award by the average of the middle market quoted prices on the three consecutive business days following the announcement of the Group’s results for the relevant financial year.
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
to continued employment). If the participant holds the purchased shares until the second anniversary of the end of the plan year, the conditional right to matching shares vests.
The total fair value of the Colleague Share Plan is not significant.

+	More detailed information on the performance measures for awards to Executive Directors is shown in the Directors’ Remuneration Report on pages 148 to 153.

Costs relating to share-based payment transactions

	2025	2024	2023
	$m	$m	$m
Equity-settled
Operating profit before System Fund and reimbursables	42	37	31
System Fund	25	23	20
	67	60	51
Cash-settled
Operating profit before System Fund and reimbursables	5	7	5
	72	67	56
No consideration was received in respect of ordinary shares issued under option schemes during 2025, 2024 or 2023.

232	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
27. Share‑based payments continued
Option pricing models, assumptions and movements in awards outstanding

	APP/DAP			LTIP/DAP
	Binomial valuation model			Monte Carlo Simulation, Binomial and Finnerty valuation models
Option pricing models and assumptions	2025	2024	2023	2025	2024	2023
Weighted average share price (pence)	9,420.1	8,481.8	5,571.7	9,250.0	7,940.0	5,318.0
Expected dividend yield				1.84%	2.12%	2.52% to 2.77%
Risk-free interest rate				3.88%	4.20%	3.85%
Volatility[a]				21%	26%	29% to 30%
Term (years)	2.9	2.2	2.3	2.8	3.0	3.0
a.The expected volatility was determined by calculating the historical volatility of the Company’s share price corresponding to the expected life of the share award.

Number of share awards (thousands)	APP/DAP		LTIP/DAP
	Deferred shares/ one-off awards	Performance-related awards/LTI	Restricted stock units
Outstanding at 1 January 2023	321	933	1,575
Granted	214	329	683
Vested	(186)	(180)	(533)
Lapsed or cancelled	(17)	(246)	(63)
Outstanding at 31 December 2023	332	836	1,662
Granted	104	279	495
Vested	(44)	(136)	(402)
Lapsed or cancelled	(6)	(148)	(106)
Outstanding at 31 December 2024	386	831	1,649
Granted	82	270	470
Vested	(174)	(246)	(599)
Lapsed or cancelled	(5)	(77)	(93)
Outstanding at 31 December 2025	289	778	1,427

Average fair value of awards granted during the year (cents)
2025	12,412.2	6,698.1	11,754.0
2024	10,837.6	5,812.6	10,302.3
2023	6,926.4	3,169.7	6,351.0

Weighted average remaining contract life (years)
At 31 December 2025	1.0	1.1	1.1
At 31 December 2024	0.9	1.1	1.1
At 31 December 2023	1.5	1.3	1.3
The above awards do not vest until the performance and service conditions have been met.
The weighted average share price at the date of vesting for share awards during the year was 9,963.6p (2024: 8,225.7p,
2023: 5,740.3p) including the Colleague Share Plan. The closing share price on 31 December 2025 was 10,460.0p
(31 December 2024: 9,954.0p, 31 December 2023: 7,090.0p) and the range during the year was 7,424.0p to 10,880.0p
(2024: 7,016.0p to 10,180.0p, 2023: 4,832.0p to 7,118.0p).

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	233

28. Equity
Equity share capital

	Number of shares	Nominal value	Share premium	Equity share capital
Allotted, called up and fully paid	millions	$m	$m	$m
At 1 January 2023 (ordinary shares of 20 340⁄399p each)	183	46	91	137
Repurchased and cancelled under share repurchase programme	(11)	(3)	–	(3)
Exchange adjustments	–	3	4	7
At 31 December 2023 (ordinary shares of 20 340⁄399p each)	172	46	95	141
Repurchased and cancelled under share repurchase programme	(7)	(2)	–	(2)
Exchange adjustments	–	(1)	(1)	(2)
At 31 December 2024 (ordinary shares of 20 340⁄399p each)	165	43	94	137
Repurchased and cancelled under share repurchase programme	(8)	(2)	–	(2)
Exchange adjustments	–	3	7	10
At 31 December 2025 (ordinary shares of 20 340⁄399p each)	157	44	101	145
In February 2025, the Board approved a $900m share buyback programme which completed on 29 December 2025.
In February 2024, the Board approved a $800m share buyback programme which completed on 27 December 2024.
In February 2023, the Board approved a $750m share buyback programme which completed on 29 December 2023.

	Number of shares[a]	Total[b,c]
Shares repurchased and total consideration paid for share buyback programme	millions	$m
31 December 2025	7.6	882
31 December 2024	7.5	812
31 December 2023	10.9	790
a.Shares were repurchased and subsequently cancelled.
b.Includes transaction costs. In 2025, $15m of taxes previously provided for in respect of the 2024 and 2023 buyback programmes were reversed, following legislative changes.
c.In 2023, $38m related to the completion of the 2022 programme and $752m related to the 2023 programme.
The Board reviewed the Parent Company Financial Statements to confirm availability of sufficient distributable reserves prior to approving shareholder returns.
For each of the share buyback programmes undertaken, authority was given to the Company at the respective AGM prior to commencement of the buyback.
In February 2026, the Board approved a further $950m share buyback programme. A resolution to renew the authority to repurchase shares will be put to shareholders at the AGM on 7 May 2026.
The Company no longer has an authorised share capital.
Shares held by employee share trusts

	Number of shares	Carrying value	Market value
	millions	$m	$m
31 December 2025	1.0	59.0	146.3
31 December 2024	1.2	63.0	144.9
31 December 2023	0.8	35.0	73.6
Shares held by employee share trusts includes 0.2m shares (2024: 0.2m shares) held in a nominee account on behalf of participants.

234	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
28. Equity continued
Treasury shares

	Number of shares	Nominal value
	millions	$m
At 1 January 2023	7.5	1.9
Transferred to employee share trusts	(0.5)	(0.1)
Repurchased under share repurchase programme	–	0.1
At 31 December 2023	7.0	1.9
Transferred to employee share trusts	(0.8)	(0.2)
Exchange adjustments	–	(0.1)
At 31 December 2024	6.2	1.6
Transferred to employee share trusts	(0.7)	(0.2)
Exchange adjustments	–	0.1
At 31 December 2025	5.5	1.5
Cash flow hedge reserves

	Cash flow hedge reserve	Cost of hedging reserve	Total
	$m	$m	$m
At 1 January 2023	8	(8)	–
Change in fair value of currency swaps recognised in other comprehensive income	(30)	–	(30)
Reclassified from other comprehensive income to profit or loss – included in financial expenses	28	–	28
At 31 December 2023	6	(8)	(2)
Costs of hedging deferred and recognised in other comprehensive income	–	(11)	(11)
Change in fair value of currency swaps recognised in other comprehensive income	(113)	–	(113)
Reclassified from other comprehensive income to profit or loss – included in financial expenses	165	–	165
Deferred tax	(11)	–	(11)
At 31 December 2024	47	(19)	28
Costs of hedging deferred and recognised in other comprehensive income	–	4	4
Change in fair value of currency swaps recognised in other comprehensive income	126	–	126
Reclassified from other comprehensive income to profit or loss – included in financial expenses	(187)	–	(187)
Deferred tax	14	–	14
Exchange adjustments	1	–	1
At 31 December 2025	1	(15)	(14)
Amounts reclassified from other comprehensive income to financial expenses comprise $31m (2024: $28m, 2023: $14m)
net interest payable on the currency swaps and an exchange gain of $218m (2024: $137m loss, 2023: $14m loss) which offsets a corresponding gain or loss on the hedged bonds.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	235

29. Contingencies and commitments
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
It is the view of the Directors that, other than to the extent that liabilities have been provided for in these Group Financial
Statements (see note 19), it is not possible to quantify any loss to which these proceedings may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group’s financial position.
Other items
The Group had total commitments for capital expenditure of $3m at 31 December 2025 (2024: $8m). The Group has also committed to invest $5m in one joint venture (2024: $16m in one joint venture).
30. Related party disclosures
Key management personnel

Total compensation	2025	2024	2023
	$m	$m	$m
Short-term employment benefits	22.0	20.1	18.6
Contributions to defined contribution pension plans	0.5	0.4	0.5
Equity compensation benefits[a]	18.6	16.4	15.8
	41.1	36.9	34.9
a.As measured in accordance with IFRS 2 ‘Share-based Payment’.
There were no other transactions with key management personnel, defined as the Board and Executive Committee, during the years ended 31 December 2025, 2024 or 2023.
Associates and joint ventures

	2025	2024	2023
	$m	$m	$m
Fee revenue	10	12	11
Expenses	(1)	–	–
Amounts receivable (net)	50	41	19
Amounts payable	(1)	–	(10)
The Group has a performance guarantee with a maximum exposure remaining of $2m (2024: $4m) for one associate.
The Group funds shortfalls in owner returns relating to the Barclay associate. In addition, loans both to and from the Barclay associate of $237m (2024: $237m) are offset in accordance with the provisions of IAS 32 ‘Financial Instruments: Presentation’
and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent.
The loans have an average interest rate of 4.1% (2024: 4.1%) and interest is presented net in the Group income statement.
Notes 6 and 14 contain details of other transactions with the Barclay associate.
Amounts receivable include $35m preferred equity investments in three associates (2024: $34m in three associates) which are presented within other financial assets. The face value of these receivables is $47m, the difference to book value being due to discounting for time value of money and provisions for expected credit losses.
The closing loan and preferred equity balances above represent the maximum amount outstanding during the year.

236	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
31. System Fund and reimbursables
System Fund and reimbursable revenues and expenses comprise:

	2025	2024	2023
	$m	$m	$m
System Fund revenues	1,717	1,611	1,564
Reimbursable revenues	1,004	1,000	896
System Fund and reimbursable revenues	2,721	2,611	2,460

System Fund expenses	(1,763)	(1,694)	(1,545)
Reimbursable expenses	(1,004)	(1,000)	(896)
System Fund and reimbursable expenses	(2,767)	(2,694)	(2,441)
System Fund revenues include:

	2025	2024	2023
	$m	$m	$m
Loyalty programme revenues, net of the cost of point redemptions	355	355	379
Marketing, reservation and other hotel fees	1,362	1,256	1,185
System Fund expenses include:

	2025	2024	2023
	$m	$m	$m
Marketing	542	520	498
Staff costs (excluding costs relating to the global efficiency programme)	424	436	399
Global efficiency programme[a]	10	–	–
Depreciation and amortisation	79	80	83
Impairment loss on trade receivables (note 16)	19	9	–
Other net impairment charges (note 11)	–	3	–
a.Comprises costs incurred in the ongoing delivery of a programme designed to achieve incremental cost base efficiencies and effectiveness.
An additional $12m, that is not charged to the System Fund, is included in operating exceptional items (note 6).

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	237

32. Group companies
In accordance with Section 409 of the Companies Act 2006, a full list of entities in which the Group has an interest of greater than or equal to 20%, the registered office and effective percentage of equity owned as at 31 December 2025 are disclosed below.
Unless otherwise stated, the ownership interest disclosed comprises either ordinary shares, certificated or uncertificated membership interests which are indirectly held by InterContinental Hotels Group PLC.
Fully owned subsidiaries
10000 Champion Acquisition LLC (k)
24th Street JV Development LLC (k)
24th Street Operator Sub, LLC (k)
2250 Blake Street Hotel, LLC (k)
36th Street IHG Sub, LLC (k)
426 Main Ave. LLC (k)
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
Gem Brand Company Ltd. (n)
Grand Central Glasgow Hotel OpCo Limited (n)
Guangzhou SC Hotels Services Ltd. (t)
Hawthorne Land Holdings LLC (k)
HH France Holdings SAS (x)
HH Hotels (EMEA) BV (p)
HH Hotels (Romania) SRL (y)
HIM (Aruba) N.V. (z)
Hoft Properties LLC (k)
Holiday Hospitality Franchising, LLC (k)
Holiday Inn Mexicana S.A. (ab)
Holiday Inns (China) Limited (ay)
Holiday Inns (Courtalin) Holding SAS (x)
Holiday Inns (Courtalin) SAS (x)
Holiday Inns (Germany), LLC (k)
Holiday Inns (Jamaica), Inc. (k)
Holiday Inns (Middle East) Limited (ay)
Holiday Inns (Philippines), Inc. (k)
Holiday Inns (Saudi Arabia), Inc. (k)
Holiday Inns (Thailand) Limited (ay)
Holiday Inns Crowne Plaza (Hong Kong), Inc. (k)
Holiday Inns Holdings (Australia) Pty. Limited (aa)
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
IC Hotelbetriebsführungs GmbH (ae)
IC Hotels Management (Portugal) Unipessoal,
Lda (af)
IC International Hotels Limited Liability
Company (ag)
IHC Arabia for Management, LLC (u)
IHC Hotel Limited (n)
IHC Hotel Management (EGY) LLC (ac)
IHC May Fair Hotel Limited (n)
IHC Overseas (U.K.) Limited (n)
IHG (Dominica) Ltd. (bk)
IHG (Marseille) SAS (x)
IHG (Myanmar) Limited (ah)
IHG (Thailand) Limited (bu)
IHG Bangkok Ltd (v)
IHG Brasil Administracao de Hoteis e
Servicos Ltda (ak)
IHG Commissions Services SRL (co)
IHG de Argentina SA (al)
IHG ECS (Barbados) SRL (co)
IHG Finance LLC (k)
IHG Franchising Brasil Ltda (bd)
IHG Franchising DR Corporation (k)
IHG Franchising, LLC (k)
IHG Honduras S. de R.L. (cq)
IHG Hotels (New Zealand) Limited (an)
IHG Hotels Limited (n)
IHG Hotels Management (Australia) Pty
Limited (aa)
IHG Hotels South Africa (Pty) Limited (ap)
IHG International Holdings, Inc. (k) (c)
IHG Istanbul Otel Yönetim Limited Şirketi (bx)
IHG Japan (Management), LLC (ar)
IHG Japan (Osaka), LLC (ar)
IHG Korea Management LLC (cj)
IHG Management (Maryland), LLC (cl)
IHG Management (Netherlands) B.V. (p)
IHG Management d.o.o. Beograd (cc)
IHG Management MD Barclay Sub, LLC (k)
IHG Management SL d.o.o. (bo)
IHG Mexico Operaciones SA de CV (ab)
IHG Middle East Management
Consultancies LLC (br)
IHG Peru SRL (cf)
IHG PS Nominees Limited (n)
IHG Systems Pty Limited (aa)
IHG Szalloda Budapest Szolgaltato Kft (at)
IHG Technology Solutions, LLC (k)
IHG UK Leased Hotels Limited (n)
(formerly Russell Hotel OpCo Limited
changed 2 January 2026)
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
Limited (ay)
InterContinental Hotels Group (India) Private
Limited (aq)
InterContinental Hotels Group (Japan), Inc. (k)
InterContinental Hotels Group (New Zealand)
Limited (an)
InterContinental Hotels Group (Shanghai)
Ltd (bb)
InterContinental Hotels Group (Vietnam)
Company Limited (q)
InterContinental Hotels Group do Brasil
Limitada (bc)
InterContinental Hotels Group Healthcare
Trustee Limited (n)
InterContinental Hotels Group Operating
Corp. (e) (k)
InterContinental Hotels Group Resources,
LLC (k)
InterContinental Hotels Group Services
Company (n)
InterContinental Hotels Italia, Srl (be)
InterContinental Hotels Limited (a) (n)
InterContinental Hotels
Managementgesellschaft mbH (bf)
InterContinental Hotels Management
Montenegro d.o.o. (ce)
InterContinental Hotels Nevada Corporation (k)
InterContinental Hotels of San Francisco, Inc. (k)
Intercontinental IOHC (Mauritius) Ltd. (bg)
InterContinental Management AM, LLC (cm)
InterContinental Management Bulgaria
EOOD (bp)
InterContinental Management France SAS (x)
InterContinental Management Poland
sp. z.o.o. (cn)
InterContinental Overseas Holdings, LLC (k)
KG Benefits LLC (k)
KG Gift Card Inc. (k)
KG Liability LLC (k)
KG Technology, LLC (k)
KHRG 851 LLC (k)
KHRG Aertson LLC (k)
KHRG Allegro, LLC (k)
KHRG Argyle, LLC (k)
KHRG Atlanta Midtown LLC (k)
KHRG Baltimore, LLC (k)
KHRG Born LLC (k)
KHRG Bozeman LLC (k)
KHRG Buckhead LLC (k)

238	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
32. Group companies continued
KHRG Canary LLC (k)
KHRG Cayman LLC (k)
KHRG Cayman Employer Ltd. (bt)
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
Kimpton Hotel Frankfurt GmbH (ao)
Kimpton Phoenix Licenses Holdings LLC (k)
Louisiana Acquisitions Corp. (k)
Luxury Resorts and Spas (France) SAS (ck)
Manchester Oxford Street Hotel OpCo
Limited (n)
Mercer Fairview Holdings LLC (k)
Met Leeds Hotel OpCo Limited (s)
MH Lodging LLC (k)
Oxford Spires Hotel OpCo Limited (n)
Oxford Thames Hotel OpCo Limited (n)
PML Services LLC (k)
Pollstrong Limited (n)
Priscilla Holiday of Texas, Inc. (k)
Project Capital Lending LLC (k)
PT SC Hotels & Resorts Indonesia (bh)
Raison d’Etre Spas, Sweden AB (av)
Ravinia Republica Dominicana SRL (cs)
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
SLC Sustainable Luxury Cyprus Limited (cr)
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
Six Continents Hotels de Colombia SA
(94.99%) (bj)
Sustainable Luxury Holding (Thailand) Limited
(49%) (c) (j) (aj)
Sustainable Luxury Hospitality (Thailand)
Limited (73.99%) (c) (j) (bl)
Sustainable Luxury Management (Thailand)
Limited (73.99%) (c) (j) (aj)
Sustainable Luxury Operations (Thailand)
Limited (99.9998%) (j) (aj)
Universal de Hoteles SA (99.99%) (j) (bj)
Associates, joint ventures and other
111 East 48th Street Holdings LLC
(19.9%) (g) (h) (k)
131 West 23rd Owner, LLC (0%) (b) (ct)
Alkoer, Sociedad de Responsabilidad
Limitada de Capital Variable (50%) (h) (cg)
ASR-JV One, LLC (0%) (d) (h) (l)
Beijing Orient Express Hotel Co., Ltd.
(16.25%) (bm)
Blue Blood (Tianjin) Equity Investment
Management Co., Limited (30.05%) (bn)
Carr SWW Subventure, LLC (26.666%) (g) (ca)
Carr Waterfront Hotel, LLC (11.46%) (g) (h) (ca)
Carr Wharf 3B Leaseholder, LLC (11.46%) (g) (ca)
Carr Wharf 3B Lessee, LLC (11.46%) (g) (ca)
China Hotel Investment Ltd. (30.05%) (i) (am)
Desarrollo Alkoer Irapuato S. de R.L. de C.V.
(50%) (cg)
Desarrollo Alkoer Saltillo S. de R.L. de C.V.
(50%) (cg)
Desarrollo Alkoer Silao S. de R.L. de C.V.
(50%) (cg)
EDG Alpharetta EH, LLC (0%) (b) (h) (r)
Gestion Hotelera Gestel, C.A. (50%) (c) (h) (ba)
Groups360, LLC (11.96%) (h) (l)
Inter-Continental Hotels Saudi Arabia Ltd.
(40%) (bs)
NF III Seattle, LLC (25%) (g) (k)
NF III Seattle Op Co, LLC (25%) (g) (k)
Nuevas Fronteras S.A. (23.66%) (cd)
President Hotel & Tower Co Ltd. (30%) (bu)
Sustainable Luxury Gravity Global Private
Limited (51%) (h) (bz)
Tianjin ICBCI IHG Equity Investment Fund
Management Co., Limited (21.04%) (bv)
Universal Blvd Holdings LLC (25%) (k)
Universal Blvd Hotel Venture LLC (25%) (k)

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	239

32. Group companies continued

Key
(a)Directly owned by InterContinental
Hotels Group PLC
(b)8% cumulative preference shares
(c)Ordinary A and ordinary B shares
(d)12.5% cumulative preference shares
(e)¼ vote ordinary shares and
ordinary shares
(f)Ordinary shares, 5% cumulative
preference shares and 7%
cumulative preference shares
(g)The entities do not have share
capital and are governed by an
operating agreement
(h)Accounted for as associates
and joint ventures due to IHG’s
decision-making rights contained
in the partnership agreement
(i)Accounted for as an other financial
asset due to IHG being unable to
exercise significant influence over
the financial and operating policy
decisions of the entity
(j)Minority interest relates to one or
more individual shareholders who
are employed or were previously
employed by the entity

Registered addresses
(k)Three Ravinia Drive, Suite 100, Atlanta,
GA 30346, USA
(l)251 Little Falls Drive, Suite 400, Wilmington,
New Castle County, DE 19808, USA
(m)Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
(n)1 Windsor Dials, Arthur Road, Windsor,
Berkshire, SL4 1RS, UK
(o)40 Temperance Street, Suite 3200,
Toronto, M5HOBR, Ontario, Canada
(p)Kingsfordweg 151, 1043 GR Amsterdam,
The Netherlands
(q)Room No. 23, Floor 16, Saigon Tower
Building, No. 29 Le Duan, Sai Gon Ward,
Ho Chi Minh City, Vietnam
(r)The Corporation Trust Centre, 1209
Orange Street, Wilmington, DE 19801, USA
(s)c/o BDO LLP, 5 Temple Square, Liverpool,
L2 5RH, UK
(t)Building 4, No 13 Xiao Gang Zhong
Ma Road, Zhuhai District, Guangzhou,
Guangdong, P.R. China
(u)7729 Innovation Boulevard, 3004 Al Aqeeq
District, 13519 Riyadh, Kingdom of Saudi
Arabia
(v)Flemming House, Wickhams Cay,
P.O. Box 662, Road Town, Tortola VG1110,
British Virgin Islands
(w)c/o Premier Corporate Services Limited,
First Floor, Unit C102, MA, Alidhooge,
Shaheedhu Kudaveni Thutthu Manik
Hingun, Male, Republic of Maldives
(x)31–33 rue Mogador, 75009 Paris, France
(y)Bucharest, 2nd District, 2 Gara Herăstrău
Street, 2nd floor, module 33, Romania
(z)J E Irausquin Boulevard 93, 1Eagle/
Paardenbaai, Oranjestad West, Aruba
(aa)Level 11, 20 Bond Street, Sydney NSW
2000, Australia
(ab)Ontario # 1050, Col. Providencia,
Guadalajara, Jalisco CP44630, Mexico
(ac)Administrative unit no. 8, the ground
floor of the building F1, El Emdad and
El Tamween Street, Nasr City, Cairo,
the Arab Republic of Egypt
(ad)Rond-Point Robert Schuman 11, 1040
Brussels, Belgium
(ae)QBC 4 – Am Belvedere 4, 1100,
Vienna, Austria
(af)Avenida da Republica, no 52 – 9,
1069 – 211, Lisbon, Portugal
(ag)Room 60, Section 11 Floor 3 Premises I,
Building 1, House 125, Varshavskoye
shosse Str, Vn.Ter.G. Municipal District
Severnoye Chertanovo, Moscow City,
117587, Russia
(ah)No. 84, Pan Haliain Street, Unit #1, Level 8,
Uniteam Marine Office Building,
Sanchuang Township, Yangon, Myanmar
(ai)230 Victoria Street, #13-00 Bugis Junction
Towers, 188024, Singapore
(aj)57, 9th Floor, Park Ventures Ecoplex,
Unit 902–904, Wireless Road, Limpini,
Pathum Wan Bangkok 103330, Thailand
(ak)Alameda Jau 536, Suite 3S-B, 01420-000
São Paulo, Brazil
(al)Avenida Cordoba 1547, piso 8, oficina A,
1055 Buenos Aires, Argentina
(am)The Phoenix Centre, George Street,
Belleville St. Michael, Barbados
(an)Level 10, 55 Shortland Street, Auckland
Central, Auckland 1010, New Zealand
(ao)Junghofstrasse 7, 60315, Frankfurt am
Main, Germany
(ap)Central Office Park Unit 4, 257 Jean
Avenue, Centurion 0157, South Africa
(aq)11th Floor, Building No. 10, Tower C,
DLF Phase-II, DLF Cyber City, Gurgaon,
Haryana-122002, India
(ar)20th Floor, Toranomon Kotoshira Tower,
2–8, Toranomon 1-chom, Minato-ku,
105-0001, Tokyo, Japan
(as)Venture Corporate Services (Mauritius)
Ltd, Level 3, Tower 1, Nexteracom Towers,
Cybercity, Ebene, Republic of Mauritius
(at)1103 Budapest, Köér utca 2/A. C. ép.,
Hungary
(au)Budapester Str. 2, 10787 Berlin, Germany
(av)Grevgatan 15, 11453 Stockholm, Sweden
(aw)Alameda Jau 536, Suite 3S-E, 01420-000
São Paulo, Brazil
(ax)1980 Pérodeau Street, Vaudreuil-Dorion,
J7V 8P7, Quebec, Canada
(ay)Room 1928, 19/F, Lee Garden One,
33 Hysan Avenue, Causeway Bay,
HongKong
(az)361 San Francisco Street Penthouse,
San Juan, PR 00901, Puerto Rico
(ba)Hotel Tamanaco Inter-Continental,
Final Av. Ppal, Mercedes, Caracas,
Venezuela
(bb)22/F Citigroup Tower, No. 33
Huayanshiqiao Road, Lujiazui, Pudong
New Area, 200120, Shanghai, P.R. China
(bc)Alameda Jau 536, Suite 3S-C, 01420-000
São Paulo, Brazil
(bd)Alameda Jau 536, Suite 3S-D, 01420-000
São Paulo, Brazil
(be)Viale Monte Nero n.84, 20135 Milano, Italy
(bf)Thurn-und-Taxis-Platz 6 – 60313 Frankfurt
am Main, Germany
(bg)c/o Juris Tax Ltd. Level 3, Ebene House,
Hotel Avenue, 33 Cybercity, Ebene 72201,
Republic of Mauritius
(bh)Menara Imperium 22nd Floor, Suite D, JI.
HR. Rasuna Said Kav.1, Guntur Sub-district,
Setiabudi District, South Jakarta 12980,
Indonesia
(bi)Primmer Piper Eggleston & Cramer PC,
30 Main St., Suite 500, P.O. Box 1489,
Burlington, VT 05402-1489, USA
(bj)Calle 49, Sur 45 A 300, Oficina 1102,
055422 Envigado, Antioquia, Colombia
(bk)10 Kings Lane, Roseau, Dominica
(bl)No. 56 Moo 5, Tambol Koh Yao Noi,
Amphur Ko Yao, Pang-nga Province 82160,
Thailand
(bm)Room 311, Building 1, No. 6 East Wen
Hua Yuan Road, Beijing Economy and
Technology Development Zone, Beijing,
P.R. China

240	IHG	Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued
32. Group companies continued
(bn)Room N306, 3rd Floor, Building 6, Binhai
Financial Street, No. 52 West Xincheng
Road, Tianjin Economy and Technology
Development Zone, Tianjin, P.R. China
(bo)Cesta v Mestni log 1, 1000 Ljubljana,
Slovenia
(bp)37A Professor Fridtjof Nansen Street,
5th Floor, District Sredets, Sofia, 1142,
Bulgaria
(bq)C/o Holiday Inn & Suites, Cnr Waigani
Drive & Wards Road, Port Moresby,
National Capital District, Papua New Guinea
(br)Suite 2201, Festival Tower, Dubai Festival
City, Al Rebbat St., P.O. Box 58191, Dubai,
United Arab Emirates
(bs)Madinah Road, Jeddah, P.O Box 9456,
Post Code 21413, Jeddah, Saudi Arabia
(bt)Maples Corporate Services Ltd.–
PO Box 309, Ugland House, Grand
Cayman – KY1-1104, Cayman Islands
(bu)971, 973 Ploenchit Road, Lumpini,
Pathumwan, Bangkok 10330, Thailand
(bv)Room R316, 3rd Floor, Building 6, Binhai
Financial Street, No. 52 West Xincheng
Road, Tianjin Economy and Technology
Development Zone, Tianjin, P.R. China
(bw)14th Floor, South China Building, 1–3
Wyndham Street, Hong Kong, SAR
(bx)Maslak Mah. Eski Büyükdere Cad.
Orjin Maslak İŞ, Merkezi Sitesi No: 27
IC KapiI No: 4 Sariyer/Istanbul, Turkey
(by)Paseo de Recoletos 37–41,
28004 Madrid, Spain
(bz)B-11515 Bhikaj Cama Place, New Delhi,
South Delhi, 110066 India
(ca)Carr Hospitality, LLC, 1455 Pennsylvania
Avenue, NW, Suite 200, Washington,
DC 20004, USA
(cb)84 Albert Street, Belize City, Belize, C.A.
(cc)Krunska 73, 3rd floor, office no.3, Vračar,
11000 Belgrade, Serbia
(cd)Moreno 809 2 Piso, C1091AAQ
Buenos Aires, Argentina
(ce)Bulevar Svetog Petra Cetinjskog
149 – 81000 Podgorica, Montenegro
(cf)Bernard Monteagudo 201, 15076,
Lima, Peru
(cg)Avenida Ejercito Nacional Mexicano
No. 769, Torre B Piso 8, Granada,
Miguel Hidalgo, Ciudad de Mexico,
CP 11520, Mexico
(ch)Ground Floor, Al Kamel Law Building,
Plot 52-b, Banks Area, Six of October City,
Egypt
(ci)Shop No. L3–6, Amity Building,
No. 125 High Level Road, Maharagama,
Colombo, Sri Lanka
(cj)Office #3082, 30th Floor, ASEM Tower,
517 Yeongdong-daero, Gangnam-gu,
Seoul, (Samseong-dong), 06164,
Republic of Korea
(ck)291 Rue des Tovets, Courchével 1850,
73120, Courchével, France
(cl)2 Wisconsin Circle #700, Chevy Chase,
MD 20815, USA
(cm)23/6 D, Anhaght Str., Yerevan,
0069, Armenia
(cn)Generation Park Z – ul. Towarowa 28,
00-839 Warsaw, Poland
(co)Suite 1, Ground Floor, The Financial
Services Centre, Bishops Court Hill,
St. Michael, BB14004, Barbados
(cp)Brumby Centre, Lot 42, Jalan Muhibbah,
87000 Labuan F.T., Malaysia
(cq)Blvd, Morazan, Centro Comercial
El Dorado, 6th Floor, Tegucigalpa,
Honduras
(cr)ATS Services Limited, Capital Center,
9th Floor, 2–4 Arch, Makarios III Ave.,
1065 Nicosia, Cyprus
(cs)Max Henriquez Ureña N° 11, Ensanche
Naco, Santo Domingo de Guzman,
Distrito Nacional, Santo Domingo
(ct)Harvard Business Services, Inc.,
16192 Coastal Hwy, Lewes,
Delaware 19958, USA

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	241

[This page is intentionally left blank]

242	IHG	Annual Report and Form 20-F 2025

[This page is intentionally left blank]

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	243

[This page is intentionally left blank]

244	IHG	Annual Report and Form 20-F 2025

[This page is intentionally left blank]

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	245

[This page is intentionally left blank]

246	IHG	Annual Report and Form 20-F 2025

[This page is intentionally left blank]

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	247

[This page is intentionally left blank]

248	IHG	Annual Report and Form 20-F 2025

[This page is intentionally left blank]

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	249

avid Oklahoma City,
Quail Springs, Oklahoma, US.

250	IHG	Annual Report and Form 20-F 2025

Other Financial Information
Use of Non-GAAP measures
In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional measures
(described as Non-GAAP) are presented that are used internally by management as key measures to assess performance.
Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures.

+	Further explanation in relation to these measures and their definitions can be found on pages 107 to 112.
Revenue and operating profit Non-GAAP reconciliations
Highlights for the year ended 31 December 2025
Reportable segments

	Revenue				Operating profit
	2025	2024	Change	Change	2025	2024	Change	Change
	$m	$m	$m	%	$m	$m	$m	%
Per Group income statement	5,189	4,923	266	5.4	1,198	1,041	157	15.1
System Fund and reimbursables	(2,721)	(2,611)	(110)	4.2	46	83	(37)	(44.6)
Operating exceptional items	–	–	–	–	21	–	21	NMa
Reportable segments	2,468	2,312	156	6.7	1,265	1,124	141	12.5

Reportable segments analysed as:
Fee business	1,897	1,774	123	6.9	1,231	1,085	146	13.5
Owned & leased	544	515	29	5.6	43	45	(2)	(4.4)
Insurance activities	27	23	4	17.4	(9)	(6)	(3)	50.0
	2,468	2,312	156	6.7	1,265	1,124	141	12.5
a.Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
Underlying revenue and underlying operating profit

	Revenue				Operating profit
	2025	2024	Change	Change	2025	2024	Change	Change
	$m	$m	$m	%	$m	$m	$m	%
Reportable segments (see above)	2,468	2,312	156	6.7	1,265	1,124	141	12.5
Significant liquidated damages	(7)	–	(7)	NMb	(7)	–	(7)	NMb
Owned & leased asset acquisition and disposal[a]	(7)	(8)	1	(12.5)	6	5	1	20.0
Currency impact	–	17	(17)	NMb	–	–	–	–
Underlying revenue and underlying operating profit	2,454	2,321	133	5.7	1,264	1,129	135	12.0
a.The results of one Kimpton hotel in 2025 (being the year of lease commencement) and one Regent hotel in 2024 (being the year of lease expiration) are removed to determine the underlying growth, adjusted to reflect 2025 rates.
b.Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
Underlying fee revenue and underlying fee operating profit

	Revenue				Operating profit
	2025	2024	Change	Change	2025	2024	Change	Change
	$m	$m	$m	%	$m	$m	$m	%
Reportable segments fee business (see above)	1,897	1,774	123	6.9	1,231	1,085	146	13.5
Significant liquidated damages	(7)	–	(7)	NMa	(7)	–	(7)	NMa
Currency impact	–	6	(6)	NMa	–	(1)	1	NMa
Underlying fee revenue and underlying fee operating profit	1,890	1,780	110	6.2	1,224	1,084	140	12.9
a.Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	251

Revenue and operating profit Non-GAAP reconciliations continued
Americas

	Revenue				Operating profit[b]
	2025	2024	Change	Change	2025	2024	Change	Change
	$m	$m	$m	%	$m	$m	$m	%
Per Group financial statements, note 2	1,129	1,141	(12)	(1.1)	836	828	8	1.0

Reportable segments analysed asa:
Fee business	963	979	(16)	(1.6)	804	795	9	1.1
Owned & leased	166	162	4	2.5	32	33	(1)	(3.0)
	1,129	1,141	(12)	(1.1)	836	828	8	1.0

Reportable segments (see above)	1,129	1,141	(12)	(1.1)	836	828	8	1.0
Significant liquidated damages	(7)	–	(7)	NMc	(7)	–	(7)	NMc
Currency impact	–	(3)	3	NMc	–	(3)	3	NMc
Underlying revenue and underlying operating profit	1,122	1,138	(16)	(1.4)	829	825	4	0.5
a.Revenues as included in the Group Financial Statements, note 3.
b.Before exceptional items.
c.Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
EMEAA

	Revenue				Operating profit[b]
	2025	2024	Change	Change	2025	2024	Change	Change
	$m	$m	$m	%	$m	$m	$m	%
Per Group financial statements, note 2	811	748	63	8.4	303	270	33	12.2

Reportable segments analysed asa:
Fee business	433	395	38	9.6	292	258	34	13.2
Owned & leased	378	353	25	7.1	11	12	(1)	(8.3)
	811	748	63	8.4	303	270	33	12.2

Reportable segments (see above)	811	748	63	8.4	303	270	33	12.2
Owned & leased asset acquisition and disposal[d]	(7)	(8)	1	(12.5)	6	5	1	20.0
Currency impact	–	19	(19)	NMc	–	7	(7)	NMc
Underlying revenue and underlying operating profit	804	759	45	5.9	309	282	27	9.6
a.Revenues as included in the Group Financial Statements, note 3.
b.Before exceptional items.
c.Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
d.The results of one Kimpton hotel in 2025 (being the year of lease commencement) and one Regent hotel in 2024 (being the year of lease expiration) are removed to determine the underlying growth, adjusted to reflect 2025 rates.

252	IHG	Annual Report and Form 20-F 2025

Other Financial Information continued
Revenue and operating profit Non-GAAP reconciliations continued
Greater China

	Revenue				Operating profit[b]
	2025	2024	Change	Change	2025	2024	Change	Change
	$m	$m	$m	%	$m	$m	$m	%
Per Group financial statements, note 2	165	161	4	2.5	99	98	1	1.0

Reportable segments analysed asa:
Fee business	165	161	4	2.5	99	98	1	1.0
	165	161	4	2.5	99	98	1	1.0

Reportable segments (see above)	165	161	4	2.5	99	98	1	1.0
Underlying revenue and underlying operating profit	165	161	4	2.5	99	98	1	1.0
a.Revenues as included in the Group Financial Statements, note 3.
b.Before exceptional items.
c.
Highlights for the year ended 31 December 2024
Reportable segments

	Revenue				Operating profit
	2024	2023	Change	Change	2024	2023	Change	Change
	$m	$m	$m	%	$m	$m	$m	%
Per Group income statement	4,923	4,624	299	6.5	1,041	1,066	(25)	(2.3)
System Fund and reimbursables	(2,611)	(2,460)	(151)	6.1	83	(19)	102	NMa
Operating exceptional items	–	–	–	–	–	(28)	28	NMa
Reportable segments	2,312	2,164	148	6.8	1,124	1,019	105	10.3

Reportable segments analysed as:
Fee business	1,774	1,672	102	6.1	1,085	992	93	9.4
Owned & leased	515	471	44	9.3	45	29	16	55.2
Insurance activities	23	21	2	9.5	(6)	(2)	(4)	200.0
	2,312	2,164	148	6.8	1,124	1,019	105	10.3
a.Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
Underlying revenue and underlying operating profit

	Revenue				Operating profit
	2024	2023	Change	Change	2024	2023	Change	Change
	$m	$m	$m	%	$m	$m	$m	%
Reportable segments (see above)	2,312	2,164	148	6.8	1,124	1,019	105	10.3
Owned & leased asset disposals[b]	(8)	(10)	2	(20.0)	4	3	1	33.3
Currency impact	–	(7)	7	NMa	–	(12)	12	NMa
Underlying revenue and underlying operating profit	2,304	2,147	157	7.3	1,128	1,010	118	11.7
a.Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
b.The results of one Regent hotel are removed in 2024 (being the year of lease expiration) and in 2023 to determine the underlying growth.
c.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	253

Revenue and operating profit Non-GAAP reconciliations continued
Underlying fee revenue and underlying fee operating profit

	Revenue				Operating profit
	2024	2023	Change	Change	2024	2023	Change	Change
	$m	$m	$m	%	$m	$m	$m	%
Reportable segments fee business (see above)	1,774	1,672	102	6.1	1,085	992	93	9.4
Currency impact	–	(9)	9	NMa	–	(11)	11	NMa
Underlying fee revenue and underlying fee operating profit	1,774	1,663	111	6.7	1,085	981	104	10.6
a.Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
Fee margin reconciliation

	2025	2024	2023
	$m	$m	$m
Revenue
Reportable segments analysed as fee business (page 250)	1,897	1,774	1,672
Significant liquidated damages[a]	(7)	–	–
	1,890	1,774	1,672
Operating profit[b]
Reportable segments analysed as fee business (page 250)	1,231	1,085	992
Significant liquidated damages[a]	(7)	–	–
	1,224	1,085	992

Fee margin[c]	64.8%	61.2%	59.3%
a.$7m recognised in 2025 reflects the significant liquidated damages related to one hotel in the Americas.
b.Before exceptional items.
c.Reported as a KPI on page 42.
Fee margin is broken down by region as follows:

Year ended 31 December 2025	Americas	EMEAA	Greater China	Central[b]	Total
Revenue $m
Reportable segments analysed as fee business (pages 251 to 252)	963	433	165	336	1,897
Significant liquidated damages	(7)	–	–	–	(7)
	956	433	165	336	1,890

Operating profit[a]
Reportable segments analysed as fee business (pages 251 to 252)	804	292	99	36	1,231
Significant liquidated damages	(7)	–	–	–	(7)
	797	292	99	36	1,224

Fee margin	83.4%	67.4%	60.0%	10.7%	64.8%
a.Before exceptional items.
b.Central fee business revenue and operating profit as per note 2 to the Financial Statements, and excludes revenue and operating loss from insurance activities of $27m and $9m, respectively.

254	IHG	Annual Report and Form 20-F 2025

Other Financial Information continued
Fee margin reconciliation continued
c.

Year ended 31 December 2024	Americas	EMEAA	Greater China	Central[b]	Total
Revenue $m
Reportable segments analysed as fee business (pages 251 to 252)	979	395	161	239	1,774
	979	395	161	239	1,774

Operating profit[a]
Reportable segments analysed as fee business (pages 251 to 252)	795	258	98	(66)	1,085
	795	258	98	(66)	1,085

Fee margin	81.2%	65.3%	60.9%	(27.6)%	61.2%

Year ended 31 December 2023	Americas	EMEAA	Greater China	Central[b]	Total
Revenue $m
Reportable segments analysed as fee business (pages 251 to 252)	957	354	161	200	1,672
	957	354	161	200	1,672
Operating profit[a]
Reportable segments analysed as fee business (pages 251 to 252)	787	214	96	(105)	992
	787	214	96	(105)	992

Fee margin	82.2%	60.5%	59.6%	(52.5)%	59.3%
a.Before exceptional items.
b.Central fee business revenue and operating profit as per note 2 to the Financial Statements, and excludes revenue and operating loss from insurance activities of $23m and $6m, respectively (2023: $21m and $2m).
Net and gross capital expenditure reconciliation

	12 months ended 31 December
	2025	2024
	$m	$m
Net cash from investing activities	(190)	(99)
Adjusted for:
Contract acquisition costs, net of repayments	(179)	(237)
System Fund depreciation and amortisation[a]	78	82
Payment of deferred purchase consideration	–	10
Repayments related to investments supporting the Group’s insurance activities	(3)	(5)
Changes in bank accounts pledged as security	(7)	–
Purchase of brands	120	–
Finance lease receipts	(4)	(4)
Net capital expenditure	(185)	(253)
Further adjusted for:
Repayment of contract acquisition costs	(2)	–
Other disposals and repayments	(4)	(15)
System Fund depreciation and amortisation[a]	(78)	(82)
Gross capital expenditure	(269)	(350)
a.Excludes depreciation on right-of-use assets.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	255

Net and gross capital expenditure reconciliation continued

	12 months ended 31 December 2025			12 months ended 31 December 2024
$m	Gross	Repaid	Net	Gross	Repaid	Net
Analysed as:
Key money contract acquisition costs	(179)	2	(177)	(206)	–	(206)
Maintenance	(31)	–	(31)	(31)	–	(31)
Recyclable capital expenditure:
Recyclable contract acquisition costs	(2)	–	(2)	(31)	–	(31)
Other recyclable investments	(14)	4	(10)	(37)	15	(22)
Capital expenditure: System Fund investments	(43)	78	35	(45)	82	37
Total capital expenditure	(269)	84	(185)	(350)	97	(253)
Adjusted free cash flow reconciliation

	12 months ended 31 December
	2025	2024	2023	2022	2021
	$m	$m	$m	$m	$m
Net cash from operating activities	898	724	893	646	636
Adjusted for:
Purchase of shares by employee share trusts	(10)	(27)	(8)	(1)	–
Gross maintenance capital expenditure	(31)	(31)	(38)	(44)	(33)
Cash flows relating to exceptional items[b]	57	(8)	29	43	12
Principal element of lease payments	(30)	(46)	(28)	(36)	(32)
Deferred purchase consideration	–	3	–	–	–
Recyclable contract acquisition costs	2	31	–	–	–
Repayments/(payments) related to investments supporting the Group’s insurance activities	3	5	(11)	7	6
Finance lease receipts	4	4	—	–	–
Adjusted free cash flow[a]	893	655	837	615	589
a.Reported as a KPI on page 42.
b.In 2025, includes $34m of exceptional tax paid
Adjusted interest reconciliation

	12 months ended 31 December
	2025	2024	2023
		Re-presented[a]	Re-presented[a]
	$m	$m	$m
Net financial expenses
Financial income	49	63	39
Financial expenses	(202)	(178)	(126)
	(153)	(115)	(87)
Adjusted for:
Interest attributable to the System Fund	(47)	(50)	(44)
	(47)	(50)	(44)
Adjusted interest	(200)	(165)	(131)
a.An adjustment was previously made to remove foreign exchange gains and losses presented within ‘financial expenses’. These are now reported separately in the Group Income Statement. This change does not affect the total adjusted interest.

256	IHG	Annual Report and Form 20-F 2025

Other Financial Information continued
Adjusted tax and tax rate reconciliations

	2025			2024			2023
	Profit before tax	Tax	Rate	Profit before tax	Tax	Rate	Profit before tax	Tax	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Group income statement	1,074	(315)	29.3	897	(269)	30.0	1,010	(260)	25.7
Adjusted for:
Exceptional items	21	16		–	–		(28)	7
Foreign exchange (gains)/ losses	(37)	–		25	3		(35)	(3)
System Fund	46	9		83	4		(19)	3
Interest attributable to the System Fund	(47)	–		(50)	–		(44)	–
Remeasurement losses on contingent purchase consideration	8	–		4	–		4	–
	1,065	(290)	27.2	959	(262)	27.3	888	(253)	28.5
Adjusted earnings per ordinary share reconciliation

	12 months ended 31 December
	2025	2024	2023
	$m	$m	$m
Profit available for equity holders	758	628	750
Adjusting items:
System Fund and reimbursable result	46	83	(19)
Interest attributable to the System Fund	(47)	(50)	(44)
Operating exceptional items	21	–	(28)
Remeasurement losses on contingent purchase consideration	8	4	4
Foreign exchange (gains)/losses	(37)	25	(35)
Tax attributable to the System Fund	9	4	3
Tax on foreign exchange (gains)/losses	–	3	(3)
Tax exceptional items	16	–	7
Adjusted earnings	774	697	635

Basic weighted average number of ordinary shares (millions)	154.4	161.2	169.0
Adjusted earnings per ordinary share (cents)	501.3	432.4	375.7

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	257

Revenue per available room (RevPAR), average daily rate and occupancy
RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry. RevPAR comprises IHG’s system rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). Occupancy rate is rooms occupied by hotel guests expressed as a percentage of rooms that are available. ADR is rooms revenue divided by the number of room nights sold.
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
The following tables present RevPAR statistics for the year ended 31 December 2025 and a comparison to 2024. Fee business and owned & leased statistics are for comparable hotels and include only those hotels in the Group’s System at 31 December
2025 and franchised, managed, owned or leased by the Group since 1 January 2024. The comparison with 2024 is at constant
US$ exchange rates.

	Fee business		Owned & leased
	2025	Change vs 2024	2025	Change vs 2024
Americas
InterContinental
Occupancy	67.5	0.8%pts	83.0	(0.1)%pts
Average daily rate	$237.26	3.4%	$358.75	1.0%
RevPAR	$160.08	4.6%	$297.88	0.8%
Kimpton
Occupancy	73.8	0.8%pts	–	–
Average daily rate	$281.48	0.1%	–	–
RevPAR	$207.64	1.3%	–	–
Hotel Indigo
Occupancy	68.1	0.6%pts	–	–
Average daily rate	$186.96	(0.6)%	–	–
RevPAR	$127.41	0.3%	–	–
Crowne Plaza
Occupancy	59.0	0.4%pts	–	–
Average daily rate	$136.67	(0.2)%	–	–
RevPAR	$80.57	0.5%	–	–
EVEN Hotels
Occupancy	71.0	(0.4)%pts	–	–
Average daily rate	$162.19	(0.7)%	–	–
RevPAR	$115.10	(1.2)%	–	–
Holiday Inn Express
Occupancy	69.1	0.0%pts	–	–
Average daily rate	$132.23	0.2%	–	–
RevPAR	$91.41	0.2%	–	–
Holiday Inn
Occupancy	62.7	(0.8)%pts	68.4	(2.1)%pts
Average daily rate	$129.06	0.5%	$273.93	5.2%
RevPAR	$80.98	(0.7)%	$187.49	2.1%
avid hotels
Occupancy	64.6	(0.4)%pts	–	–
Average daily rate	$106.91	(0.7)%	–	–
RevPAR	$69.04	(1.2)%	–	–

258	IHG	Annual Report and Form 20-F 2025

Other Financial Information continued

	Fee business		Owned & leased
	2025	Change vs 2024	2025	Change vs 2024
Staybridge Suites
Occupancy	76.3	0.1%pts	–	–
Average daily rate	$134.45	0.2%	–	–
RevPAR	$102.52	0.3%	–	–
Candlewood Suites
Occupancy	72.8	(0.4)%pts	–	–
Average daily rate	$102.77	(0.1)%	–	–
RevPAR	$74.83	(0.6)%	–	–
EMEAA
Six Senses
Occupancy	44.6	5.5%pts	60.8	(3.0)%pts
Average daily rate	$1,087.65	2.2%	$1,271.22	12.5%
RevPAR	$485.05	16.4%	$773.05	7.2%
InterContinental
Occupancy	69.1	2.7%pts	69.5	2.0%pts
Average daily rate	$254.09	2.9%	$292.36	1.3%
RevPAR	$175.59	7.0%	$203.14	4.3%
Kimpton
Occupancy	75.6	1.0%pts	77.9	(0.1)%pts
Average daily rate	$310.50	1.0%	$310.52	(0.6)%
RevPAR	$234.77	2.3%	$241.78	(0.8)%
Hotel Indigo
Occupancy	75.9	1.8%pts	–	–
Average daily rate	$177.38	1.0%	–	–
RevPAR	$134.66	3.4%	–	–
voco
Occupancy	70.9	3.0%pts	82.0	1.2%pts
Average daily rate	$120.40	2.1%	$178.95	0.4%
RevPAR	$85.33	6.7%	$146.73	1.8%
Crowne Plaza
Occupancy	71.7	1.7%pts	–	–
Average daily rate	$132.62	3.0%	–	–
RevPAR	$95.05	5.4%	–	–
Holiday Inn Express
Occupancy	78.1	1.1%pts	–	–
Average daily rate	$100.86	0.1%	–	–
RevPAR	$78.74	1.4%	–	–
Holiday Inn
Occupancy	71.2	1.0%pts	–	–
Average daily rate	$108.58	1.0%	–	–
RevPAR	$77.32	2.4%	–	–
Staybridge Suites
Occupancy	80.8	1.7%pts	–	–
Average daily rate	$124.87	1.1%	–	–
RevPAR	$100.94	3.3%	–	–

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	259

	Fee business		Owned & leased
	2025	Change vs 2024	2025	Change vs 2024
Greater China
Regent
Occupancy	73.4	5.5%pts	–	–
Average daily rate	$246.06	10.2%	–	–
RevPAR	$180.55	19.1%	–	–
InterContinental
Occupancy	64.3	2.0%pts	–	–
Average daily rate	$107.36	(5.0)%	–	–
RevPAR	$69.04	(2.0)%	–	–
Hotel Indigo
Occupancy	63.5	5.0%pts	–	–
Average daily rate	$124.23	(3.1)%	–	–
RevPAR	$78.86	5.1%	–	–
HUALUXE
Occupancy	62.1	2.3%pts	–	–
Average daily rate	$72.52	(5.4)%	–	–
RevPAR	$45.03	(1.6)%	–	–
Crowne Plaza
Occupancy	61.0	0.4%pts	–	–
Average daily rate	$71.60	(3.5)%	–	–
RevPAR	$43.69	(2.9)%	–	–
Holiday Inn Express
Occupancy	56.5	(1.1)%pts	–	–
Average daily rate	$39.83	(4.7)%	–	–
RevPAR	$22.49	(6.5)%	–	–
Holiday Inn
Occupancy	56.8	(0.2)%pts	–	–
Average daily rate	$54.05	(4.6)%	–	–
RevPAR	$30.72	(4.9)%	–	–

260	IHG	Annual Report and Form 20-F 2025

Directors’ Report
This Directors’ Report includes the
information required to be given in line
with the Companies Act or, where
provided elsewhere, an appropriate cross
reference is given. The Governance
Report approved by the Board is provided
on pages 116 to 163 and incorporated
by reference herein.
Subsidiaries, joint ventures
and associated undertakings
The Group has over 340 subsidiaries,
joint ventures, associates and related
undertakings (including branches
outside of the United Kingdom).
A list of subsidiaries and associated
undertakings disclosed in accordance
with the Companies Act is provided
at note 32 of the Group Financial
Statements on pages 237 to 240.
Directors
The Directors may exercise all the
powers of the Company, subject to
the Articles of Association, legislation
and regulation. This includes the
ability to exercise the authority to allot
or purchase the Company’s shares
pursuant to authorities granted by
shareholders at the Company’s AGM
every year. Further details of the powers
of the Company’s Directors can be
found on page 275.

+	For biographies of the current Directors see pages 118 to 119.

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
UK pension plan for the benefit of
the Directors during 2025.
Articles of Association

+	A summary is provided on pages 275 to 276.

+	The Company’s Articles of Association may only be amended by special resolution and are available on the Company’s website at ihgplc.com/investors under Corporate governance.

Shares
Share capital
The Company’s issued share capital
at 31 December 2025 consisted of
157,126,590 ordinary shares of 20 340/399
pence each, including 5,481,782 shares
held in treasury, which constituted
3.49% of the total issued share capital
(including treasury shares).
During the year, the Company
announced a change in the trading
currency of its ordinary shares on the
London Stock Exchange from pounds
sterling to US dollars, effective 2 January
2026. The nominal currency of the
shares remains in pounds sterling.
There are no special control rights
or restrictions on share transfers or
limitations on the holding of any
class of shares.
During 2025, 760,000 shares were
transferred from treasury to the
employee share ownership trust.
As far as is known to management,
IHG is not directly or indirectly owned
or controlled by another company or
by any government. The Board focuses
on shareholder value creation. When it
decides to return capital to shareholders,
it considers all of its options, including
share buybacks and special dividends.
Share issues and buybacks
In December 2025, we completed
our $900m share buyback programme,
which was announced and commenced
on 18 February 2025. As part of the
programme, 7,585,264 shares were
bought back and cancelled, representing
total consideration of $892m.
Further information on the transactions
that took place this year can be found
on page 286.
Dividends

Dividends	Ordinary shares	ADRs
Interim dividend
An interim dividend was paid on 2 October 2025 to shareholders on the register at the close of business on 22 August 2025.	43.3p	58.6¢
Final dividend
Subject to approval at the 2026 AGM, a final dividend of 125.9¢ in respect of 2025 will be payable on 14 May 2026 to shareholders on the register at the close of business on 10 April 2026	125.9¢[a]	125.9¢
a.The sterling amount of the final dividend will be
announced on 27 April 2026 using the average
of the daily exchange rates for the three
working days commencing 22 April 2026.
Major institutional shareholders
As at 12 February 2026, being the last practicable date, the Company had been notified of the following significant holdings in its ordinary shares under section 5 of the UK Disclosure Guidance and Transparency Rules (DTRs).

	As at 12 February 2026		As at 14 February 2025		As at 16 February 2024
Shareholder	Ordinary shares/ADSs[a]	%[a]	Ordinary shares/ADSs[a]	%[a]	Ordinary shares/ADSs[a]	%[a]
BlackRock, Inc.	10,190,311[b]	6.14	10,190,311[b]	6.14	10,190,311[b]	6.14
Boron Investments B.V.	8,280,000	5.01	8,280,000	5.01	8,280,000	5.01
FMR LLC	8,078,031	5.01	8,078,031	5.01	–	–
The Capital Group Companies, Inc.	7,424,031	4.90	8,980,505	5.12	8,980,505	5.12
Fiera Capital Corporation[c]	6,933,553	4.38	6,933,553	4.38	–	–
PineStone Asset Management Inc.	12,680,354	8.07	12,950,002	7.08	12,950,002	7.08
a.The numbers of shares and percentages of voting rights are as set out in the relevant disclosures made in accordance with Rule 5 of the DTRs and do not necessarily reflect the impact of any share buyback programmes or any changes in shareholdings subsequent to the date of notification that are not notified to the Company under the DTRs.
b.Total shown includes 1,913,249 qualifying financial instruments to which voting rights are attached.
c.We have included details of Fiera Capital Corporation’s holding, as disclosed to us on 21 January 2025; however, it is the Company’s understanding that the holding of Fiera Capital Corporation is included within the overall holding of PineStone Asset Management Inc, as disclosed to us in
August 2025.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	261

The Company’s major shareholders
have the same voting rights as other
shareholders. The Company does
not know of any arrangements,
the operation of which may result
in a change in its control.

+	For further details on shareholder profiles see page 287.

The Companies (Miscellaneous
Reporting) Regulations 2018
Set out below is our employee
engagement statement and on page 262,
our statement summarising how the
Directors have had regard to the need
to foster the Company’s business
relationships with suppliers, customers
and others.

+	Details of how the Directors have had regard to the matters set forth in Section 172(1)(a) to (f) of the Companies Act are provided on pages 124 and 125.

Employee engagement statement
Our statement relates to IHG’s directly
employed individuals and should be
read in conjunction with our people
section, Section 172 statement, Voice
of the Employee and wider workforce
remuneration and employee
engagement disclosures on pages
62 to 64, 124 to 125, 135 and 139.
During 2025, the main communication
channels to provide information of
concern to employees included weekly
newsletters, virtual town halls, CEO
and regional leadership calls, podcasts,
blogs, email broadcasts, videos and
business function team meetings.
Employees have been consulted and
given opportunities to express their views
and concerns through participation in
the employee engagement survey, Voice
of the Employee feedback sessions,
Employee Resource Groups (ERGs),
Colleague events (interactive sessions
relating to IHG’s strategy and behaviours),
quarterly performance reviews,
development and wellbeing meetings,
team meetings and the Q&A session
as part of the CEO quarterly business
update call.
Each December, employees are invited
to join the employee share plan. The
plan is available to around 99% of our
corporate employees below the senior/
mid-management level (who receive
LTIP and restricted stock units awards).
Further details are on page 262.
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
found on pages 45 and 124 to 125.
Employee numbers
Having a predominantly franchised
and managed business model means
that many of those people who work
at hotels operated under our brands
are not our employees.
The average number of IHG employees,
including part-time employees, during
2025 were as follows:
–7,459 people worldwide (including
those in our corporate offices, central
reservations offices and owned &
leased hotels (excluding those in a
category below)), whose costs were
borne by the Group; and
–20,390 people who either worked
directly on behalf of the System Fund
and whose costs were borne by the
System Fund, or as General Managers
and (in the US predominantly) other
hotel workers, who work in managed
hotels, who have contracts or are
directly employed by IHG and whose
costs are borne by those hotel owners.
Due to the nature of our business,
there are many temporary, agency and
contract workers at hotels operated
under our brands who are not our
employees. The number of temporary
employees at corporate locations and
owned & leased hotels is not significant.

+	See note 4 of the Group Financial Statements on pages 199 and 200.

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
Every effort is made to ensure that
applications for employment from
disabled employees are fully and fairly
considered and that disabled employees
have equal opportunities to training,
career development and promotion.

+	See our people disclosures on pages 62 to 67.

+	Visit ihgplc.com/responsible-business for more information.

2025 share awards and grants
to employees
Our current policy is to settle awards or
grants under the Company’s share plans
with shares purchased in the market or
from shares held in treasury; however,
the Company continues to review
this policy. The Company’s share plans
incorporate limits on dilution which
provide that commitments to issue new
shares or re-issue treasury shares under
executive plans should not exceed 5%,
and under all plans should not exceed
10%, of the issued ordinary share capital
of the Company (adjusted for share
issuance and cancellation) in any 10-year
period. During the financial year ended
31 December 2025, the Company
transferred 760,000 treasury shares
(0.48% of the total issued share capital) to
satisfy obligations under its share plans.
The estimated maximum dilution from
awards made under the Company’s
share plans over the last 10 years
is 4.39%.
As at 31 December 2025, there were
no options outstanding. The Company
has not utilised the authority given by
shareholders at any of its AGMs to allot
shares for cash without first offering
such shares to existing shareholders.

262	IHG	Annual Report and Form 20-F 2025

Directors’ Report continued
Employee share ownership
trust (ESOT)
IHG operates an ESOT for the benefit
of employees and former employees.
The ESOT receives treasury shares from
the Company and purchases ordinary
shares in the market and releases
them to current and former employees
in satisfaction of share awards. During
2025, the ESOT released 924,931 shares
and at 31 December 2025, it held 860,969
ordinary shares in the Company. The
ESOT adopts a prudent approach to
purchasing shares, using funds provided
by the Group, based on expectations
of future requirements.
Certain shares that have been allocated
to share plan participants under the
Annual Performance Plan (APP) are held
in a nominee account on behalf of those
participants by Computershare Investors
Plc (Nominee). As at 31 December 2025,
the Nominee held 178,309 forfeitable
shares as part of the APP. The shares
held by the Nominee have been
allocated to share plan participants on
terms that entitle those participants
to request or require the Nominee to
exercise the voting rights relating to
those shares. The Nominee exercises
those votes in accordance with the
directions of the participants. Shares
that have not been allocated to share
plan participants under such terms are
held by the ESOT, and although the
trustee has the right to vote or abstain
from exercising their voting rights in
relation to those shares, it has a policy
of not voting, which is in line with
guidelines. The trustee also has the right
to accept or reject any offer relating to
the shares in any way it sees fit.
Unless otherwise requested by the
Company, the trustee of the ESOT
waives all ordinary dividends on the
shares held in the ESOT, other than
shares which have been allocated to
participants on terms which entitle them
to the benefit of dividends, except for
such amount per share as shall, when
multiplied by the number of shares
held by it on the relevant date, equal
one pence or less.
Colleague Share Plan
The Company’s employee share plan,
known as the Colleague Share Plan,
was first introduced in 2019 following
approval by shareholders at the
Company’s 2019 AGM.
In accordance with the Colleague Share
Plan Rules, participants’ contributions
are used to purchase shares on a
monthly basis on behalf of the
individuals (Purchased Shares) and
held within the Nominee. At the end
of the Plan Year, the participants
receive a conditional right to receive
one share (Matching Share) for every
one Purchased Share that they have
purchased. Provided the participants
hold the Purchased Shares in the
Nominee until the second anniversary
of the end of the Plan Year, the
conditional right to Matching Shares
will vest.
In 2025, nearly 64 shares vested outside
of the usual timetable due to deaths
or good leavers, and in January 2026,
21,721 shares vested as part of the regular
plan cycle. As at 12 February 2026,
the Nominee held 203,460 shares in
relation to the Colleague Share Plan.
Code of Conduct
The Code of Conduct (Code) applies
to all Directors, officers and employees
and complies with the NYSE rules
as set out in Section 406 of the US
Sarbanes-Oxley Act 2002. Further
details on our Code, including the
Board’s oversight of the Code, are set
out in the Strategic Report on page 56.
Business relationships with
suppliers, customers and others
Our business relationships with our
guests, hotel owners and suppliers are
fundamental to our commercial success.
During the year, the Board considered
matters related to them and had
regard to the impact of decisions on
them as detailed in the key matters
discussed by the Board on pages 124
and 125. These included strategic and
operational matters relating to our
brand portfolio and operating regions.
The Board monitors relationships
through a mixture of presentations,
reports and direct engagement.
The Responsible Business Committee
specifically reviews responsible
procurement processes, targets
and the Supplier Code of Conduct.
Details of how relationships have been
maintained during the year are set out
in the key stakeholder engagement
tables on pages 10, 44 and 45.
The Group is party to a technology
agreement with Amadeus Hospitality
Americas, Inc. (Amadeus), for the Guest
Reservation System used by the Group.
The initial term of 10 years will expire
in 2028, and the Group has the right to
extend this agreement for two additional
periods of up to 10 years each on the
same terms, conditions and pricing.
The financial and performance
obligations in this agreement are
guaranteed by Amadeus IT Group S.A.,
the parent company of Amadeus.
Otherwise, there are no specific
individual contracts or arrangements
considered to be essential to the
business of the Group as a whole.
Future business developments
of the Group

+	Details on these are set out in the Strategic Report on pages 22 and 23.

Finance
Political donations
The Group made no political donations
under the Companies Act during the
year and proposes to maintain this
policy in respect of such donations.
Notwithstanding this policy, in
accordance with US law, one of IHG’s
US subsidiaries provides administrative
support to an employee-operated
Political Action Committee in the US
(US PAC), which is funded by voluntary
political donations from eligible
employees. The US PAC is not controlled
by IHG. All decisions regarding the
amounts and recipients of contributions
are directed by the Board of Directors
of the US PAC, in accordance with its
Charter and By-laws. In 2025, a total
of US $52,250 was expended on
political contributions by the US PAC.
Financial reporting controls

+
A summary of the Group’s internal control
framework in relation to financial reporting
is included on page 165 and further
information is included on page 129. An
overview of the Group’s risk management
framework is included on pages 46 and 47.

Financial risk management

+	The Group’s financial risk management objectives and policies, including its use of financial instruments, are set out in note 23 to the Group Financial Statements on pages 220 to 224.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	263

Significant agreements and
change of control provisions
The Group is a party to the following
arrangements which could be
terminated upon a change of control of
the Company and which are considered
significant in terms of their potential
impact on the business of the Group
as a whole:
–The $1.5 billion syndicated loan facility
agreement dated 4 December 2025
and maturing in December 2030,
under which a change of control of the
Company would entitle each lender
to cancel its commitment and declare
all amounts due to it payable.
–The 10-year £350 million bond issued
by the Company on 24 August 2016,
under which, if the bond’s credit rating
was downgraded in connection with
a change of control, the bond holders
would have the option to require
the Company to redeem or, at the
Company’s option, repurchase the
outstanding notes together with
interest accrued.
–The 8.5-year €500 million bond issued
by the Company on 15 November 2018,
under which, if the bond’s credit rating
was downgraded in connection with
a change of control, the bond holders
would have the option to require
the Company to redeem or, at the
Company’s option, repurchase the
outstanding notes together with
interest accrued.
–The eight-year £400 million bond
issued by the Company on 8 October
2020, under which, if the bond’s credit
rating was downgraded in connection
with a change of control, the bond
holders would have the option to
require the Company to redeem or,
at the Company’s option, repurchase
the outstanding notes together with
interest accrued.
–The six-year €600 million bond issued
by IHG Finance LLC on 28 November
2023, under which, if the bond’s credit
rating was downgraded in connection
with a change of control, the bond
holders would have the option to
require IHG Finance LLC to redeem
or, at IHG Finance LLC’s option,
repurchase the outstanding notes
together with interest accrued.
–The seven-year €750 million bond
issued by IHG Finance LLC on 27
September 2024, under which, if the
bond’s credit rating was downgraded
in connection with a change of
control, the bond holders would have
the option to require IHG Finance LLC
to redeem or, at IHG Finance LLC’s
option, repurchase the outstanding
notes together with interest accrued.
–The five-year €850 million bond
issued by IHG Finance LLC on 10
September 2025, under which, if the
bond’s credit rating was downgraded
in connection with a change of
control, the bond holders would have
the option to require IHG Finance LLC
to redeem or, at IHG Finance LLC’s
option, repurchase the outstanding
notes together with interest accrued.

+	Further details on material contracts are set out on pages 277 to 278.

Disclosure of information to Auditor

+	For details, see page 165.
Greenhouse gas (GHG) emissions
and Streamlined Energy and
Carbon Reporting (SECR)

+	Disclosures in respect of GHGs and SECR requirements are included on pages 82 to 84.

Going concern
An overview of the business activities
of IHG, including a review of the key
business risks that the Group faces, is
given in the Strategic Report on pages
4 to 114 and in the Group information
on pages 264 to 271.
As at 31 December 2025, the Group had
total liquidity of $2,599m, comprising
$1,500m of undrawn bank facilities and
$1,099m of cash and cash equivalents
(net of overdrafts and restricted cash).
There remains a wide range of
possible planning scenarios over the
going concern period. The scenarios
considered and assessment made
by the Directors in adopting the going
concern basis for preparing these
financial statements are included
on page 183.
Based on the assessment completed, the
Directors have a reasonable expectation
that the Group has sufficient resources
to continue operating until at least
30 June 2027, and there are no material
uncertainties that may cast doubt on
the Group’s going concern status.
Accordingly, they continue to adopt
the going concern basis in preparing
the Financial Statements.

+	Please see the viability statement on pages 113 and 114.

By order of the Board,
Nicolette Henfrey
Company Secretary
InterContinental Hotels Group PLC
Registered in England and Wales,
Company number 05134420
16 February 2026
UK Listing Rules (UKLR) – compliance with UKLR 6.6.4R
The below table sets out only those sections of UKLR 6.6.1R which are relevant. The remaining sections of UKLR 6.6.1R are not applicable.

Section	Applicable sub-paragraph within UKLR 6.6.1R	Location
11 and 12	Details of arrangements under which a shareholder has waived or agreed to waive dividends	Employee share ownership trust (ESOT), page 262

264	IHG	Annual Report and Form 20-F 2025

Group information

History and developments

The Company was incorporated
and registered in England and Wales
with registered number 05134420
on 21 May 2004 as a limited company
under the Companies Act 1985 with
the name Hackremco (No. 2154)
Limited. In 2004-05, as part of a
scheme of arrangement to facilitate
the return of capital to shareholders,
the following structural changes
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
21 November 2005), which became
the holding company of the Britvic
Group on 18 November 2005),
a manufacturer and distributor of
soft drinks in the UK, in December
2005. The Group now continues
as a stand-alone hotels business.
Recent acquisitions
and divestitures
The Group made no acquisitions
or disposals in 2025, 2024 or 2023.
Capital expenditure
–Gross capital expenditure[a]
in 2025 totalled $269 million
compared with $350 million in
2024 (see page 254) and $242
million in 2023. In addition, a material
investment was made to acquire
the Ruby brand for upfront
consideration of €110.5 million.
Future payments to incentivise
growth are payable in 2030 and/or
2035 totalling up to €181 million,
contingent on the number of
Ruby branded rooms operated
by the seller at the end of the
preceding year.
–At 31 December 2025, capital
committed (being contracts
placed for expenditure on
property, plant and equipment
and intangible assets not provided
for in the Group Financial
Statements) totalled $3 million,
see page 235.
–In progress capital expenditure
principally includes the development
of software. Total additions of
software for the year ended
31 December 2025 were $49 million.

a.Definitions for Non-GAAP revenue and operating profit measures can be found on pages 107 to 112.
Reconciliations of these measures to the most directly comparable line items within the Group
Financial Statements can be found on pages 250 to 256.

Risk factors
The Group is subject to a broad range
of inherent risks that could adversely
impact its business operations, financial
condition, turnover, profits, brands
and reputation. The risks below are
not exhaustive, and additional
uncertainties, whether not yet known
or currently considered immaterial,
may emerge or become more
significant over time
Throughout 2025, the Group faced
ongoing risks from macro external
factors. Persistent but moderating
inflation in some markets, uneven
economic growth, shifts in government
policies and ongoing labour availability
pressures continued to affect trading
conditions. Geopolitical tensions,
including the conflicts in Ukraine and
Middle East, and the broader
implications for neighbouring countries,
added further uncertainty, contributing
to renewed trade frictions, potential tariff
changes, and wider political, economic
and financial volatility, including pressure
on global supply chains. Cybersecurity
threats continued to increase in
sophistication, while rapid advances in
artificial intelligence (AI) introduced new
risks relating to misinformation, third-
party exposure, operational integrity
and evolving regulatory expectations.
Following the outbreak of the war
in Ukraine, the Group ceased all
operations in Russia due to the ongoing
and increasing challenges of operating
there and consistent with evolving UK,
US and EU sanction regimes. The Group
continues to monitor the impact of
the war in relation to our two hotels
in Ukraine, one of which is operating.
The Group’s strategy requires the
balancing of short-term execution
with long-term goals, while remaining
resilient to uncertainties relating to, for
example, its ability to deliver innovation
at scale and speed; how it uses, stores,
secures and transfers data; owner
preferences for and ability to invest
in its brands; global and local supply
chain efficiency and resiliency; and
legal and regulatory complexity and
litigation trends.
Several other factors will continue to
remain important to the Group’s outlook,
including those relating to operational
resilience, such as the safety and security
of hotel operations; guest preferences
for branded hotel experiences and
loyalty in a fast-changing competitive
industry; and its ability to attract, retain and
develop talent and capability where key
aspects of the Group’s growth ambitions
and operations are dependent on access
to experience and knowledge.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	265

The Group also faces emerging risks
where the impact and likelihood are
not yet fully understood. These include
risks arising from rapidly shifting macro-
economic and geopolitical conditions,
such as government policy changes that
influence travel patterns, trade flows and
business relationships, shifts in central
bank policy influencing development
and financing costs for owners,
together with developments in artificial
intelligence technologies, including
generative AI, and related regulation,
and the increasing physical effects of
climate change on the Group’s activities
over the medium- to long-term.
To enable focus on the material risk
factors facing the Group, the detail below
has been organised under headings
corresponding to the ordering of
the principal risks outlined earlier in
this document.
The principal risks are on pages 48 to 53,
the cautionary statements regarding
forward-looking statements are on
page 293 and financial and forward-
looking information in note 8 on
pages 202 to 206, and note 24 on
pages 225 to 226.

1	Guest preferences for, or loyalty to, IHG-branded hotel experiences and channels

The Group is subject to a competitive
and changing industry
The Group operates in a highly
competitive hospitality market, facing
competition from multinational hotel
companies, local hotel operators, and
independent properties. The competitive
set also includes other types of businesses,
both global and specific to certain
markets, such as web-based booking
channels (including online travel agents
and other digital travel intermediaries), and
alternative sources of accommodation
providers. Increasing consumer use of AI-
driven travel search and discovery tools
may influence how guests compare
offerings and discover brands. Failure to
compete effectively in both traditional and
emerging areas could impact the Group’s
market share, system size, profitability
and relationships with owners and guests.
The entry of major technology platforms
incorporating generative AI or large
language models into travel planning and
booking may act as a new form of
intermediary, diverting bookings away
from our direct channels and increasing
distribution costs or reducing the
effectiveness of our loyalty proposition.
The hospitality industry has previously
experienced consolidation, and further
such activity may result in such
competitors having access to increased
resources, capabilities or capacity
and provide advantages from scale
of revenues, marketing funds and/or
cost structures.
The Group is reliant on the reputation
of its existing brands and is exposed
to inherent reputation risks
Any event that materially damages the
reputation of one or more of the Group’s
brands and/or fails to sustain the appeal
of the Group’s brands to its customers
and owners may adversely impact
brand value and subsequent revenues.
In particular, if the Group is unable to
create consistent, valued and quality
products and guest experiences across
the franchised, managed and owned &
leased hotels or if the Group, its
franchisees or business partners fail to
act responsibly, this could result in an
adverse impact on its brand reputation.
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
In recent years the Group has
significantly expanded its brand
portfolio, entered new partnerships
and broadened co-branded credit
card relationships to support the IHG
Rewards programme. The rollout,
integration and growth of these
brands (including associated loyalty
programmes) depend on market
conditions, guest preference, owner
investment and continued cooperation
with third parties. There are inherent
risks that the Group will recover costs
incurred in developing or acquiring the
brands, programmes or products, or
that these initiatives will not succeed
as we intend. The Group’s agenda
to deliver industry-leading net rooms
growth creates risks relating to system
transitions, new or changed operating
models, services and processes,
and may result in commercial
underperformance, leading to financial
loss and undermining stakeholder
confidence.
The Group is reliant on the ongoing
appeal of our Loyalty programme
The Group faces an increasingly
aggressive landscape as loyalty
programmes offered by other hospitality
companies, online travel platforms and
financial institutions become a key factor
to guests’ and owners’ preference for
the brand. To satisfy guest expectations,
it will be necessary to expand loyalty
reward personalisation, including
through greater use of AI technologies,
and provide a range of offerings
globally to support midscale to luxury
brands. Exclusive partnerships will
be increasingly important to deliver
experiences that attract and retain new
members. If we are unable to sustain
a competitive and appealing loyalty
programme, our ability to attract, engage
and retain loyalty members may be
compromised. This could negatively
impact our overall operating results
and financial condition, as well as the
performance of related initiatives.

2	Owner preferences for, or ability to invest in, our brands

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
For example, the availability of suitable
sites, market saturation, local planning
and regulatory constraints, or the
availability and affordability of finance,
which has remained a challenge in 2025,
may restrict the supply of suitable
hotel development opportunities under

266	IHG	Annual Report and Form 20-F 2025

Group information continued
Risk factors continued
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
financial performance.
The Group is exposed to the risks
of hotel industry overcapacity
The future operating results of the
Group could be adversely affected
by industry overcapacity (by number
of rooms) and weak demand due,
for example, to customer confidence
in business and leisure travel, whether
related to pandemics, war or otherwise,
the cyclical nature of the hotel industry,
other differences between planning
assumptions and actual operating
conditions, cost-of-living pressures and
changes in stakeholder expectations
around environmental factors. These
conditions could result in reductions
in room rates and occupancy levels,
which would adversely impact the
financial performance of the Group.

3	Talent and capability attraction or retention

The Group requires the right people,
skills and capability to manage growth
and change
In order to remain competitive, the
Group relies upon hiring and retaining
highly skilled employees with particular
expertise or leadership capability. The
Group’s strategic business plans could
be undermined by a failure to build and
sustain a resilient corporate culture,
failure to recruit or retain key personnel,
unexpected loss of key senior employees,
inadequate succession planning and
incentive plans or failure to invest in
the development of key skills.
The Group must compete against
other companies inside and outside
the hospitality industry for suitably
qualified or experienced employees,
up to and including Executive Directors.
Some of the markets in which the
Group operates may experience
economic growth and/or low levels
of unemployment, pay compression,
and there may be attractive roles and
competitive rewards available elsewhere
which limit the ability to attract and
retain talent.
Labour shortages could restrict our
ability, and the ability of franchisees,
to operate hotel properties or grow our
business, or could result in increased
costs that could adversely affect results
of operations. The Covid-19 pandemic
negatively affected the labour market
for employers. Staffing shortages in
some markets could hinder our ability
to grow and expand our business.
Some emerging markets may lack
the local expertise to operate a hotel,
particularly for luxury and lifestyle
brands, or attract the required talent.
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
labour costs or interfere with the
ability of our management to focus
on executing our business strategies
A significant number of the Group’s
colleagues at its managed, owned &
leased hotels in the US, Canada, Mexico,
Grand Cayman and Netherlands Antilles
are covered by collective bargaining
agreements and similar agreements.
If relationships with those colleagues
or the unions that represent them
deteriorate, the properties we own, lease
or manage could experience labour
disruptions such as strikes, lockouts,
boycotts and public demonstrations. In
2024 bargaining agreements in several
major union markets expired and were
renegotiated. In 2026 there will be
labour activity in San Diego and some
smaller markets. New York City, whose
current contracts expire from July 2026,
is currently in negotiations, with the
potential for union-led activities up to
and including strikes.
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
or interfere with the ability of our
management to focus on executing
our business strategies.

4	Data and information usage, storage, security and transfer

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
and by our independently owned and
operated hotels, that are all subject to
the same or similar risks.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	267

Cyber breaches are an increasing reality
for most companies and risks relating to
cybersecurity appear to be heightened in
light of geopolitical conflicts. The threats
towards the hospitality industry and the
Group’s information are dynamic and
include cyber-attacks (including AI-
enabled techniques), fraudulent use, loss
or misuse by employees and breaches
of vendors security arrangements.
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
The legal and regulatory environment
around data privacy and data transfer
laws, and requirements set out by the
payment card industry surrounding
information security across the many
jurisdictions in which the Group operates
are constantly evolving (such as the EU
GDPR, China cybersecurity law, cross-
border data transfer requirements,
and US State privacy laws).
If the Group fails to protect information
and ensure relevant controls are in place
to enable the acceptable use and release
of information through the appropriate
channels in a timely and accurate manner,
IHG System performance, guest
experience and the reputation of the
Group may be adversely affected.
This could lead to revenue losses,
fines, penalties, litigation and other
additional costs.
We are required to comply with marketing
and advertising laws relating to our direct
marketing practices, including email
marketing, online advertising and our use
of generative artificial intelligence, and
postal mailings. Further restrictions to the
content or interpretations of these laws
could adversely impact our current and
planned activities and the effectiveness
or viability of our marketing strategies to
maintain, extend and acquire relationships
with customers, and impact the amount
and timing of our sales of certain products.

+	For information of incidents and ongoing legal proceedings relating to data privacy and trade practices, see page 279.

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
customer information and records.
Any widespread infringement,
misappropriation or weakening of the
control environment could materially
harm the value of the Group’s brands
and its ability to develop the business
and compete currently or in the future.
Third-party claims that we infringe
their intellectual property could lead
to disputes, litigation, damages and
other expenses.

5	Ethical and social expectations

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
responsible practices and engage in
ethical behaviour or fails to comply
with relevant regulatory requirements.

6	Legal, regulatory and contractual complexity or litigation exposures

The Group is required to comply
with existing and changing regulations
and act in accordance with societal
expectations across numerous
countries, territories and jurisdictions
Government regulations affect countless
aspects of the Group’s business,
including corporate governance, health
and safety, the environment, social
responsibility, bribery and corruption,
employment law and inclusion, franchise
laws and regulation, disability access,
competition/anti-trust and marketing
practices, data privacy and information
protection, financial, accounting and
tax. Regulatory changes may require
significant changes in the way the
business operates and may inhibit the
Group’s strategy, including the markets
the Group operates in, brand protection,
and use or transmittal of personal data
and use of artificial intelligence. If the
Group fails to comply with existing or
changing regulations, the Group may
be subject to fines, prosecution, loss of
license to operate or reputational damage.
Several jurisdictions have introduced or
expanded mandatory climate-related
disclosure requirements. These
requirements, of which vary among
jurisdictions, may indirectly affect
franchisees, increasing data-collection
and reporting obligations, compliance
costs and potential for inconsistent
disclosures across markets. In addition,
more generally there are differing
perspectives among stakeholders on
the scope and priorities of environmental,
social and governance matters.
Companies that operate franchise
systems may be subject to liabilities
and claims relating to the franchisor/
franchisee relationship, such as for
allegedly being a ‘joint employer’
with a franchisee. Changes in laws or
regulations relating to this relationship
could result in a determination that we
are a joint employer with our franchisees
or that our franchisees are part of one
unified system subject to joint and
several liability. Such a determination
could subject us to liability for
employment-related and other liabilities
of our franchisees and could cause
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
guests, customers, joint venture
partners, suppliers, employees,
regulatory authorities, franchisees and/
or the owners of the hotels it manages.
Claims filed may include requests
for punitive damages as well as
compensatory damages. Unfavourable
outcomes of claims or proceedings
could have a material adverse impact
on the Group’s results of operations,
cash flow and/or financial position.
Exposure to significant litigation or
fines may also affect the reputation
of the Group and its brands. (See also
legal proceedings on page 279.)

268	IHG	Annual Report and Form 20-F 2025

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
our operations.
We could also be liable under such laws
for the costs of investigation, removal
or remediation of hazardous or toxic
substances at our currently or formerly
franchised, managed, owned & leased
hotels or at third-party locations in
connection with our waste disposal
operations, regardless of whether or not
we knew of, or caused, the presence or
release of such substances. The Group
may also be required to remediate such
substances or remove, abate or manage
asbestos, mould, radon gas, lead or
other hazardous conditions at our
properties. The presence or release
of such toxic or hazardous substances
could result in third-party claims for
personal injury, property or natural
resource damages, business interruption
or other losses. Such claims and the need
to investigate, remediate or otherwise
address hazardous, toxic or unsafe
conditions could adversely affect the
Group’s operations, the value of any
affected property, or our ability to sell,
lease or assign our rights in any such
property or could otherwise harm our
business or reputation. Environmental,
health and safety requirements are
increasingly stringent, and our costs
may increase as a result.
The Group’s financial performance
may be affected by changes in tax laws
Many factors will affect the Group’s
future tax rate, the key ones being
legislative developments, future
profitability of underlying subsidiaries
and tax uncertainties. Tax liabilities
or refunds may also differ from those
anticipated, in particular as a result
of changes in tax law, changes in the
interpretation of tax law or clarification of
uncertainties in the application of tax law.
The Group continues to monitor external
tax proposals around the world. Further
information is included in note 8 to the
Group Financial Statements on
pages 202 to 206.

7	Supply chain efficiency and resilience (including corporate and hotel products and services)

The Group is dependent upon a wide
range of external stakeholders and
business partners
The Group relies on the performance,
behaviours and reputation of a wide
range of business partners and external
stakeholders, including, but not limited
to, owners, contractors, lenders,
suppliers, outsourced providers,
vendors, joint-venture partners, online
travel agents, third-party intermediaries
and other business partners who may
have different ethical values, interests
and priorities. Further, the number and
complexity of interdependencies with
stakeholders is evolving. Breakdowns
in relationships, contractual disputes,
deterioration of the financial health of
our partners, poor vendor performance,
sub-standard control procedures,
business continuity arrangements,
insolvency, stakeholder behaviours or
adverse reputations, which may be
outside of the Group’s control, could
adversely impact on the Group’s
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
or lawsuits or damage the Group’s
reputation and relationships with
hotel owners.
The Group is exposed to political
and economic developments
The Group is exposed to political,
economic and financial market
developments, such as recession,

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	269

inflation and availability and/or cost
of credit (due to rising interest rates)
and currency fluctuations that could
lower revenues and reduce income.
The outlook for 2026 may worsen due to
continued unrest and continued conflict
in Ukraine and the Middle East, increased
geopolitical and trade tensions between
US and China and other geopolitical
tensions globally; potential disruptions
in the US economy; uncertain central
bank policies; the impact of fluctuating
commodity prices (including oil) on
economies dependent on such exports;
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
occupancy levels and other income-
generating activities.
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
health of the pipeline.
The Group is exposed to continued
disruption and consequences from
the war in Ukraine
The Group continues to monitor the
impact of the war in relation to our
two hotels in Ukraine, both of which
are operating. The Group has ceased
all operations in Russia. Although
these operations were not material
to consolidated financial results, the
Group continues to face uncertainty
relating to the broader consequences of
this conflict on global macro-economic
conditions. These uncertainties include
the potential for governments to impose
additional sanctions or other economic
or military measures. Further expansion
or escalation of military confrontations
or related geopolitical tensions in the
wider region, including increased
restrictions on global trade, could also
result in, among other things, depressed
or restricted travel demand, declines
in consumer confidence and economic
growth, an increased likelihood of
cyber attacks or information technology
disruption, supply chain disruptions,
increases in inflation rates, changes
to foreign currency exchange rates,
constraints, volatility or disruption
in financial markets, the decreased
availability of raw materials, supplies,
freight and labour, and uncertainty
about economic and global stability.
The Group is also exposed to
disruption and consequences from
the conflict in the Middle East
The Group continues to face some
disruption relating to the broader
consequences of the Middle East
conflict on neighbouring countries
and on wider global macro-economic
uncertainty, including supply chain
disruption through the region. Further
expansion or escalation of military
confrontations or related geopolitical
tensions could also result in similar
factors to those listed above relating
to the war in Ukraine.
The Group may face difficulties
insuring its business
Historically, the Group has maintained
insurance at levels determined to be
appropriate in light of the cost of cover
and the risk profile of the business.
However, future market capacity and
wider external market forces may limit
the scope of coverage the Group can
obtain. Other forces beyond the Group’s
control, such as terrorist attacks or
natural disasters, may be uninsurable
or simply too expensive to insure.
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
improve owned & leased hotels. The
Group is reliant upon having financial
strength and access to capital markets
and other borrowing facilities to meet
these expected capital requirements.
The Group’s $1,500m revolving
credit facility (RCF) is only available
if customary terms in the facility are
complied with. Non-compliance with
customary terms could result in the
Group’s lenders demanding repayment
of the funds advanced and any
undrawn facilities could be unavailable.
In addition, if the RCF was drawn and
repayment was demanded, it would
trigger a repayment of the bond debt.
If the Group’s financial performance
does not meet market expectations,
it may not be able to refinance existing
bond and bank facilities on terms
considered favourable.

270	IHG	Annual Report and Form 20-F 2025

Group information continued
Risk factors continued
The Group currently has a senior
unsecured long-term credit rating of
BBB from S&P and a Baa2 rating from
Moody’s. In the event of the S&P
rating being downgraded below BBB-
(a downgrade of two levels), there would
be an additional step-up coupon of
1.25% payable on the bonds maturing
between 2026 and 2029. In the event of
the Moody’s rating being downgraded
below Baa3 (a downgrade of two levels),
there would be an additional step-up
coupon of 1.25% payable on the bonds
maturing in 2029. The bonds maturing
in 2030 and 2031 do not have a
step-up coupon.
The Group’s operations are dependent
on maintaining sufficient liquidity to
meet all foreseeable medium-term
requirements and provide headroom
against unforeseen obligations
Cash and cash equivalents are held
in short-term deposits, money market
funds and repurchase agreements with
short maturities. Most of the Group’s
funds are held in the UK or US, although
$4 million (2024: $2 million) is held in
countries where repatriation is restricted
as a result of foreign exchange
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
All of the current bond debt ($4,198m)
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
evolve at pace. The Group may find
that its evolving technology capability
is not sufficient and may have to make
substantial additional investments in
new technologies or systems to remain
competitive. Failure to keep pace with
developments in technologies or
systems, and also with regulatory, risk
and ethical considerations of how these
developments are used, for example in
relation to cross-border transfers of data,
may put the Group at a competitive
disadvantage. Generative artificial
intelligence is an emerging technology
that the Group expects will create
uncertainty for the travel and hospitality
sector and society in general. The
primary impacts are considered to be
in relation to how guests will find and
interact with hotels, including disruption
to digital acquisition and distribution
economics if AI-enabled platforms
materially change how travellers
discover, compare, and transact
bookings. AI may also impact how
colleagues will work and talent and
capability attraction or retention
(among other potential scenarios).
In addition, the technologies or systems
that the Group chooses to deploy may
not be commercially successful or the
technology or system strategy may not
be sufficiently aligned with the needs
of the business. Any such failure could

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	271

adversely affect guest experiences,
and the Group may lose customers,
fail to attract new customers, impact
our appeal to owners, incur substantial
costs or face other losses. This could
further impact the Group’s reputation
in regards to innovation.
(See also ‘4. Data and information usage,
storage, security and transfer’.)
The Group’s integration of AI
technologies into our processes
and systems may introduce various
operational, compliance ethical and
reputational risks
If the Group fails to keep pace with
the capabilities provided by emerging
AI technologies, it could weaken the
Group’s competitive position and
negatively impact its financial results.
The use of AI, particularly generative AI,
heighten exposures to misinformation
risks, inaccuracies, bias and potential
cybersecurity incidents involving
personal data, any of which could lead
to new liabilities, or harm our operations,
owner confidence or the Group’s
reputation.
Increasing reliance on AI-enabled tools
provided by third parties introduces
dependency and resilience risks,
including the potential for service
disruption and inconsistent data
practices. The rapidly developing global
regulatory landscape may introduce
new requirements for transparency,
responsible use, safeguards for personal
data and controls over AI-driven
processes, increasing compliance costs,
obligations and complexity across
jurisdictions. Challenges in deploying
and managing AI securely and
responsibly could result in unintended
outcomes, ethical or legal concerns,
and increased cost to maintain trust
with guests, owners and regulators.
The Group is exposed to competition
from online travel agents and
intermediaries
A proportion of the Group’s bookings
originate from large multinational,
regional and local online travel agents
and intermediaries with which the Group
has contractual arrangements and
to which it pays commissions. These
dynamics could be accelerated by AI-
enabled travel intermediaries that
influence consumer choice or route
bookings through third-party channels.
These platforms offer a wide range of
products, often across multiple brands,
have growing booking and review
capabilities, and may create the
perception that they offer the lowest
prices. Some of these online travel
agents and intermediaries have strong
marketing budgets and aim to create
brand awareness and brand loyalty
among consumers, which may impact
the Group’s profitability, undermine the
Group’s own booking channels and
value to its hotel owners.

10	The impact of climate-related physical and transition risks

The Group is exposed to the risk of
events or stakeholder expectations
that adversely impact domestic
or international travel, including
climate change
The room rates and occupancy levels of
the Group could be adversely impacted
by events that reduce domestic or
international travel, such as actual or
threatened acts of terrorism or war,
political or civil unrest, epidemics and
pandemics or threats thereof, travel-
related accidents or industrial action,
natural or man-made disasters, or
other local factors impacting specific
countries, cities or individual hotels,
as well as increased transportation
and fuel costs.
Additionally, the Group may be
impacted by increasing stakeholder
and societal expectations and attitudes
in relation to factors contributing to
climate change, including overtravel
and overtourism, and those linked
directly to hotels including waste, water,
energy, or impact on local communities.
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
and 3 greenhouse gas emissions from
fuel and energy-related activities and
franchises by 46% by 2030 from a
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
hotels and prepare for accelerated
decarbonisation once market factors
are more favourable.

272	IHG	Annual Report and Form 20-F 2025

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
risk management and internal control
framework to address risks and
has allocated particular attention
to cybersecurity and governance in
the context of previous criminal,
unauthorised access to the Group’s
technology systems.
Management is responsible for
identifying, considering and assessing
material cybersecurity risks on an
ongoing basis, establishing processes
to ensure that such potential exposures
are monitored, putting in place
appropriate mitigation measures and
maintaining cybersecurity programmes.
This is guided by periodic external third-
party assessment of IHG’s cyber risks
and the maturity of the cybersecurity
programme. The cyber incident
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
IHG employs several independent
or third-party mechanisms to provide
a level of assurance that the different
information security capabilities are
operating effectively and assessment
of risk is also informed by observations
arising from a variety of independent
auditing either from IHG’s Internal
Audit function or as part of regulatory
compliance work performed including
Sarbanes-Oxley, SWIFT, SOC-1 and
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
responsibly.
The Information Security programme
incorporates:
–Engagement with leaders from other
IHG business functions, including
to identify and assess cybersecurity
threats, and to act as point of contact
for escalation of issues and incidents.
–User awareness and colleague
engagement, including
communications to corporate and
hotel teams on changing threats
and phishing simulation exercises
to raise risk awareness.
–Maintenance of information risk
management processes including
a risk register and standard
contract language.
–Risk assessment of third parties based
on access to IHG systems, data,
and operational reliance using a
combination of manual procedures,
for example, completion of security
questionnaires, and independent
cyber risk scoring. Critical rated
third parties are reviewed annually.
–Security compliance to coordinate
required tracking of compliance for
applicable regulations and standards,
including remediation of any
regulatory and audit findings.
–Security engineering and architecture
to define, implement and maintain
standards for the secure use of core
technology platforms and solutions,
including new technology solutions
and potential business partners
and acquisitions.
–Assessment of the security of
individual business applications and
platforms, including good security
hygiene within coding.
–Vulnerability management for all
technical components of infrastructure
and core application platforms.
–Identity and access management
for global platforms and solutions,
including privileged access
management, and loyalty account
members.
–Cyber threat intelligence relationships
with worldwide law enforcement and
intelligence sharing organisations,
profiling likely threat actors and
methods, and providing insight
on threat levels.
–Security operations monitoring,
triaging alerts to facilitate response
and action within agreed service
level agreements.
–Cyber incident response using agreed
and practised playbooks for security
events, coordinating with external
incident response groups and wider
IHG crisis protocols, and deploying
tabletop exercises to simulate
scenarios and identify potential
gaps in response.
–Centre of Excellence project
management, continuous process
improvement, tracking of key
performance metrics, change
management, and communications
to internal, executive and external
stakeholder groups.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	273

In 2025 we did not identify any
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
guest data was identified. The Board
was engaged throughout the
incident response.

+	For more information about our risks, please refer to pages 48 to 53 and pages 266 to 274.

Directors’ and Executive Committee members’ shareholdings
As at 12 February 2026: (i) Executive Directors had a number of beneficial interests in shares (including Directors’ share awards under IHG’s share plans) set out in the table below; (ii) Non-Executive Directors had the number of beneficial interests in shares set out in the table on page 156; and (iii) Executive Committee members had the number of beneficial interests in shares
(including members’ share awards under IHG’s share plans) set out in the table below. These shareholdings indicate all Directors’
or Executive Committee members’ beneficial interests and those held by their spouses and other connected persons.
As at 12 February 2026, no Director or Executive Committee member held more than 1.0% of the total issued share capital.
None of the Directors have a beneficial interest in the shares of any subsidiary.

	Number of shares held outright			APP deferred share awards			LTIP/DAP share awards (unvested)			Total number of shares held
Executive Committee member	12 Feb 2026	31 Dec 2025	31 Dec 2024	12 Feb 2026	31 Dec 2025	31 Dec 2024	12 Feb 2026	31 Dec 2025	31 Dec 2024	12 Feb 2026	31 Dec 2025	31 Dec 2024
Elie Maalouf	143,471.5	143,471.5	109,462	24,533	24,533	32,921	266,671	266,671	208,149	434,675.5	434,675.5	350,532
Michael Glover	25,505	25,505	15,675	8,825	8,825	8,064	103,591	103,591	78,497	137,921	137,921	102,236
Jolyon Bulley	52,164	52,164	52,164	22,130	22,130	22,045	71,254	71,254	74,938	145,548	145,548	149,147
Yasmin Diamond	5,683	5,683	5,683	10,167	10,167	14,568	35,225	35,225	36,299	51,075	51,075	56,550
Nicolette Henfrey	15,361	15,361	15,361	12,006	12,006	16,623	40,960	40,960	42,700	68,327	68,327	74,684
Tejas Katre	6,020	6,020	N/A	2,382	2,382	N/A	12,045	12,045	N/A	20,447	20,447	N/A
Kenneth Macpherson	24,060	24,060	24,060	13,691	13,691	20,093	46,459	46,459	50,072	84,210	84,210	94,225
Heather Balsley	2,449	2,449	1,555	4,787	4,787	4,666	39,031	39,031	38,437	46,267	46,267	44,658
Jolie Fleming	–	–	–	3,924	3,924	3,288	28,406	28,406	23,701	32,330	32,330	26,989
Daniel Aylmer	4,610	4,610	8	3,668	3,668	6,483	22,019	22,019	17,870	30,297	30,297	24,361

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

+
Visit ihgplc.com/investors under Corporate
governance in the Directors’ Remuneration
Policy section for further details about the
determination of termination payments in
the Directors’ Remuneration Policy.

274	IHG	Annual Report and Form 20-F 2025

Group information continued

Description of securities other than equity securities
Fees and charges payable to a depositary

Category (as defined by SEC)	Depositary actions	Associated fee
Depositing or substituting the underlying shares
Each person to whom ADRs are issued against deposits
of shares, including deposits and issuances in respect of:
–share distributions, stock splits, rights, mergers; and
–exchange of securities or any other transactions
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
–compliance with foreign exchange control regulations
or any law or regulation relating to foreign investment;
–the ADR Depositary’s or its custodian’s compliance
with applicable laws, rules or regulations;
–stock transfer or other taxes and other governmental
charges;
–cable, telex, facsimile transmission or delivery;
–transfer or registration fees in connection with the
deposit and withdrawal of deposited securities;
–expenses of the ADR Depositary in connection with
the conversion of foreign currency into US dollars
(which are paid out of such foreign currency); and
–any other charge payable by the ADR Depositary
or its agents.
Expenses payable at the sole discretion of the ADR Depositary by billing ADR holders or by deducting charges from one or more cash dividends or other cash distributions are $20 per transaction
Fees and charges payable by a depositary
J.P. Morgan Chase Bank N.A. (the ADR Depositary) is the depositary for IHG’s ADR programme. The ADR Depositary’s principal executive office is at: J.P. Morgan Depositary Receipts, 270 Park Avenue, Floor 8, New York, NY 10017. The ADR Depositary
has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR programme and incurred by the Company in connection with the ADR programme. The Company received $547,453.27 from the ADR Depositary during the year ended 31 December 2025 in respect of legal, accounting and other fees incurred in connection with the preparation of the Annual Report and Form 20-F, ongoing SEC compliance and listing requirements and investor relations programmes.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	275

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
distribution of specific assets (and in
particular of paid-up shares or
debentures of any other company).

276	IHG	Annual Report and Form 20-F 2025

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
–at least five shareholders present
in person or by proxy and entitled
to vote at the meeting;
–any shareholder or shareholders
present in person or by proxy
representing in the aggregate not
less than one-tenth of the total voting
rights of all shareholders entitled
to vote at the meeting; or
–any shareholder or shareholders
present in person or by proxy holding
shares conferring a right to vote at
the meeting and on which there have
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
–an ordinary resolution, which
includes resolutions for the election
of Directors, the approval of
financial statements, the cumulative
annual payment of dividends, the
appointment of the Auditor, the
increase of share capital or the grant
of authority to allot shares; and
–a special resolution, which includes
resolutions amending the Articles,
disapplying statutory pre-emption
rights, modifying the rights of
any class of the Company’s shares
at a meeting of the holders of such
class or relating to certain matters
concerning the Company’s winding
up or changing the Company’s name.
An ordinary resolution requires the
affirmative vote of a majority of the votes
of those persons present and entitled
to vote at a meeting at which there
is a quorum.
Special resolutions require the
affirmative vote of not less than three-
quarters of the persons present and
entitled to vote at a meeting at which
there is a quorum.
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
held by them:
–after the payment of all creditors
including certain preferential creditors,
whether statutorily preferred creditors
or normal creditors; and
–subject to any special rights attaching
to any class of shares.
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
shares or ADSs, other than the
limitations that would generally apply
to all of the Company’s shareholders.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	277

Working Time
Regulations 1998
In the UK, many employees of
Group companies are covered by
the Working Time Regulations, which
came into force on 1 October 1998.
These regulations implemented the
EU Working Time Directive and parts
of the Young Workers Directive, and
lay down rights and protections for
employees in areas such as maximum
working hours, minimum rest time,
minimum days off and paid leave.
The Working Time Regulations continue
to apply in the UK following the UK’s
exit from the EU as retained EU law
under the European Union (Withdrawal)
Act 2018, as amended.
In the UK, there is in place a national
minimum wage under the National
Minimum Wage Act 1998, as amended.
At 31 December 2025, the minimum
wage for individuals aged 18 to 20 was
£10 per hour and for those aged 21
or over was £12.21 per hour in each case,
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
to the extent identified below.
Syndicated Facility
In December 2025, the Company,
together with Six Continents Limited,
InterContinental Hotels Limited and
IHG Finance LLC (as borrowers and
guarantors), signed a five-year $1.5 billion
bank facility agreement (Syndicated
Facility) with Bank of America, N.A.,
London Branch; Bank of China Limited,
London Branch; Barclays Bank PLC;
BNP Paribas S.A.; Commerzbank
Aktiengesellschaft, London Branch;
DBS Bank Ltd., London Branch; MUFG
Bank, Ltd.; Standard Chartered Bank;
Truist Bank; U.S. Bank National Association;
UniCredit Bank GmbH; and Wells Fargo
Bank, N.A. London Branch all acting
as lenders, mandated lead arrangers
and joint bookrunners, and MUFG Bank,
Ltd. as facility agent.
The interest margin payable on
borrowings under the Syndicated
Facility is linked to the long-term credit
rating assigned to the senior unsecured
and unsubordinated debt of the
Company. The margin can vary between
the applicable reference rate + 0.30%
and the applicable reference rate +
0.85% depending on the credit rating.
The Syndicated Facility was undrawn
as at 31 December 2025.
£4 billion Euro Medium Term
Note programme
In 2025, the Group updated its
Euro Medium Term Note programme
(EMTN Programme) and issued a
tranche of €850 million 3.375% notes due
10 September 2030 (2025 Issuance).
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
Under the Trust Deed, each of the
Issuers and the Guarantors has given
certain customary covenants in
favour of the Trustee.

278	IHG	Annual Report and Form 20-F 2025

Group Information continued
Material contracts continued
The Final Terms issued under the 2025
Issuance provide that the holders of
the Notes have the right to repayment
if the Notes (a) become non-investment
grade within the period commencing
on the date of announcement of a
change of control and ending 90 days
after the change of control (Change
of Control Period) and are not
subsequently, within the Change of
Control Period, reinstated to investment
grade; (b) are downgraded from a non-
investment grade and are not reinstated
to its earlier credit rating or better within
the Change of Control Period; or (c)
are not credit rated and do not become
investment-grade credit rated by the
end of the Change of Control Period.
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
On 15 August 2025, the Issuers and the
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
subsidiary thereof.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	279

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
as at 12 February 2026, unless stated
otherwise, the outcome of these matters
cannot be reasonably determined.
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
The claim was amended in March 2018
to name Six Continents Hotels, Inc.
as the sole defendant. The claimant
alleges that security failures allowed
customers’ financial information to
be compromised. As of 12 February
2026, the likelihood of a favourable
or unfavourable result cannot be
reasonably determined, and it is not
possible to determine whether any
loss is likely or to estimate the
amount of any loss.
Seven claims were filed in March 2022
against HHF, Six Continents Hotels,
Inc., and the IHG Owner’s Association,
seeking class action status on
behalf of the Group’s franchisees.
Following dismissal of two claims and
consolidation of the remaining, an
amended claim was filed against HHF
and Six Continents Hotels, Inc., alleging
claims for breach of contract, breach
of implied covenant of good faith and
fair dealing, breach of fiduciary duty,
declaratory judgement, violation
of the Sherman Act and demand for
accounting. The claims allege that
the Group as franchisor, is engaged
in unlawful business practices relating
to numerous programmes, products
and requirements which are purportedly
part of the Group’s franchise system.
The Court dismissed the majority of
the claims, and the remaining claims
allege breach of contract and deceptive
trade practices. The Court ruled in the
Group’s favour on the remaining claims
on 9 December 2024, and the matter
was subsequently dismissed with
prejudice on 20 May 2025.
An arbitration was filed on 11 December
2022, alleging that Holiday Inns Middle
East Limited breached its contractual
obligations by causing delay in relation
to the opening of a hotel. The claim
sought monetary damages for various
alleged losses. The parties finalised a
commercial resolution and the arbitration
proceedings were terminated on
2 October 2025.
Six Continents Hotels, Inc. is a party to
two lawsuits seeking class action status
that were filed in February and March
2024 against Six Continents Hotels, Inc.
and other hotel companies as well
as revenue management software
providers. The lawsuits allege that
the defendants violated antitrust laws
by exchanging proprietary, current
and forward-looking information causing
consumers to pay higher room rates.
Motions to dismiss have been filed in
both actions. As of 12 February 2026,
the likelihood of a favourable or
unfavourable result cannot be reasonably
determined, and it is not possible to
determine whether any loss is likely or
to estimate the amount of any loss.
A claim was filed on 30 June 2025
against InterContinental Hotels
Group Resources, LLC seeking class
action status and alleging violations
of applicable unfair and deceptive
trade practices regulations with
respect to pricing displays on the
websites of online travel agencies.
The claim was subsequently amended
to name Six Continents Hotels, Inc.
as the sole defendant. As of 12 February
2026, the likelihood of a favourable
or unfavourable result cannot be
reasonably determined, and it is not
possible to determine whether any
loss is likely or to estimate the
amount of any loss.
A lawsuit was filed on 18 December
2025 against Six Continents Hotels,
Inc. and Holiday Hospitality Franchising,
LLC by the licensee and guarantors
of a conversion hotel. The plaintiffs
assert that the defendants violated
state franchise law and made
misrepresentations with respect
to the offer of the franchise. As of
12 February 2026, the likelihood of
a favourable or unfavourable result
cannot be reasonably determined,
and it is not possible to determine
whether any loss is likely or to
estimate the amount of any loss.

280	IHG	Annual Report and Form 20-F 2025

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
the Internal Revenue Code of 1986,
as amended (IR Code) known as
the Medicare Contribution tax or tax
consequences to US holders subject
to special rules, such as:
–certain financial institutions;
–insurance companies;
–dealers and traders in securities
who use a mark-to-market method
of tax accounting;
–persons holding ordinary shares or
ADSs as part of a straddle, conversion
transaction, integrated transaction
or wash sale, or persons entering
into a constructive sale with respect
to the ordinary shares or ADSs;
–persons whose functional currency
for US federal income tax purposes
is not the US dollar;
–partnerships or other entities classified
as partnerships for US federal income
tax purposes;
–persons liable for any minimum tax;
–tax-exempt organisations;
–persons who acquired the Company’s
ADSs or ordinary shares pursuant to
the exercise of any employee stock
option or otherwise in connection
with employment; and
–persons who, directly or indirectly,
own ordinary shares or ADSs
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
are subject to any special rules that
limit their ability to be taxed at
these preferential rates.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	281

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
tax purposes for its 2025 taxable year.
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
Additional tax considerations
UK inheritance tax
Following the enactment of the
United Kingdom’s Finance Act 2025,
an individual who is not a ‘long-term
resident’ for the purposes of the United
Kingdom’s Inheritance Tax Act 1984
should generally only be chargeable
to UK inheritance tax to the extent the
individual owns assets situated in the UK.
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
Estate and Gift Tax Convention (the
‘Convention’)), and is not a UK national
as defined in the Convention, will not
be subject to UK inheritance tax (to the
extent UK inheritance tax applies) in
respect of the ordinary shares or ADSs
on the individual’s death or on a transfer
of the ordinary shares or ADSs during
their lifetime, provided that any
applicable US federal gift or estate tax
is paid, unless the ordinary shares or
ADSs are part of the business property
of a UK permanent establishment
or pertain to a UK fixed base of an
individual used for the performance
of independent personal services.
Where the ordinary shares or ADSs have
been placed in trust by a settlor, they
may be subject to UK inheritance tax
unless, when the trust was created,
the settlor was domiciled in the US
and was not a UK national.

282	IHG	Annual Report and Form 20-F 2025

Shareholder information continued
Taxation continued
If no relief is given under the Convention,
inheritance tax may be charged on
death and also on the amount by which
the value of an individual’s estate is
reduced as a result of any transfer made
by way of a gift or other undervalue
transfer, broadly within seven years
of death, and in certain other
circumstances. Where the ordinary
shares or ADSs are subject to both UK
inheritance tax and to US federal gift
or estate tax, the Convention generally
provides for either a credit against US
federal tax liabilities for UK inheritance
tax paid or for a credit against UK
inheritance tax liabilities for US federal
tax paid, as the case may be.
The above discussion reflects current
UK tax law. US Holders who may be
impacted by the tax laws discussed
above should consult with their tax
advisers as necessary.
UK stamp duty and SDRT
Neither stamp duty nor Stamp Duty
Reserve Tax (SDRT) will generally be
payable in the UK on the purchase or
transfer of an ADS, provided that the
ADS and any separate instrument
or written agreement of transfer are
executed and remain at all times outside
the UK. UK legislation does, however,
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
obtaining an exemption.
Certain US holders who are individuals
(and certain specified entities) may
be required to report information
relating to their ownership of non-US
securities unless the securities are held
in accounts at financial institutions
(in which case the accounts may be
reportable if maintained by non-US
financial institutions). US holders should
consult their tax advisers regarding
any reporting obligations they may
have with respect to the Company’s
ordinary shares or ADSs.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	283

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
of the Securities Exchange Act 1934).
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
Insider trading policy
The Company has in place a code of
practice for dealing in the Company’s
securities, which is designed to ensure
that the Company’s Directors, Executive
Committee members and certain
of the Group’s employees comply
with applicable insider trading laws,
rules and regulations and related
regulatory obligations.
A copy of the code of practice is
included as Exhibit 11.1 to this Annual
Report and Form 20-F.

284	IHG	Annual Report and Form 20-F 2025

Shareholder information continued

Summary of significant
corporate governance
differences from NYSE
listing standards
The Group’s statement of compliance with
the principles and provisions specified
in the UK Corporate Governance Code
2024, issued in January 2024 by the
Financial Reporting Council (the Code)
is set out on pages 162 and 163.
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
adopted by the NYSE.
Independent Directors
The Code’s principles recommend that
at least half the Board, excluding the
Chair, should consist of independent
non-executive directors. As at 12
February 2026, the Board consisted
of the Chair, independent at the time
of her appointment, two Executive
Directors and seven independent Non-
Executive Directors. NYSE listing rules
applicable to US companies state that
companies must have a majority of
independent directors. The NYSE has
set out six bright line tests for director
independence. The Board’s judgement
is that all of its Non-Executive Directors
are independent. However, it did
not explicitly take into consideration
the NYSE’s tests in reaching this
determination.
Chair and Chief Executive Officer
The Code recommends that the Chair
and Chief Executive Officer should not
be the same individual to ensure that
there is a clear division of responsibility
for the running of the Company’s
business. There is no corresponding
requirement for US companies. The
roles of Chair and Chief Executive
Officer were, as at 12 February 2026
and throughout 2025, fulfilled by
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
is chaired by an independent Non-
Executive Director who, in the Board’s
view, has the experience and
qualifications to satisfy the criterion
under US rules for an ‘audit committee
financial expert’.
Non-Executive Director meetings
NYSE rules require that non-
management Directors of US companies
must meet on a regular basis without
management present, and independent
Directors must meet separately at least
once per year. The Code recommends:
(i) the Board Chair to hold meetings
with the Non-Executive Directors
without the Executive Directors present;
and (ii) the Non-Executive Directors
to meet at least annually without the
Chair present to appraise the Chair’s
performance. The Company’s Non-
Executive Directors have met frequently
without Executive Directors being
present, and intend to continue this
practice, after every Board meeting
if possible.
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
out on pages 56 to 57, IHG’s Code of
Conduct is applicable to all Directors,
officers and employees, and is
available on the Company’s website
at ihgplc.com/investors/corporate-
governance/code-of-conduct.
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
applicable to the Company.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	285

Return of funds
Since March 2003, the Group has returned over £8 billion of funds to shareholders by way of special dividends, capital returns and share repurchase programmes.

Return of funds programme	Timing	Total return	Returned to date
£501m special dividend[a]	Paid in December 2004	£501m	£501m
£250m share buyback	Completed in 2004	£250m	£250m
£996m capital return[a]	Paid in July 2005	£996m	£996m
£250m share buyback	Completed in 2006	£250m	£250m
£497m special dividend[a]	Paid in June 2006	£497m	£497m
£250m share buyback	Completed in 2007	£250m	£250m
£709m special dividend[a]	Paid in June 2007	£709m	£709m
£150m share buyback	N/Ab	£150m	£120m
$500m special dividend[a,c]	Paid in October 2012	£315md ($500m)	£315me ($505m)
$500m share buyback	Completed in 2014	£315md ($500m)	£315m ($500m)[f]
$350m special dividend	Paid in October 2013	£229mg ($350m)	£228m ($355m)[h]
$750m special dividend[a]	Paid in July 2014	£447mi ($750m)	£446m ($763m)[j]
$1,500m special dividend[a]	Paid in May 2016	£1,038mk ($1,500m)	£1,038m ($1,500m)
$400m special dividend[a]	Paid in May 2017	£309ml ($400m)	£310m ($404m)
$500m special dividend[a]	Paid in January 2019	£389mm ($500m)	£388m ($510m)
$500m share buyback	Completed in January 2023	£432m ($496m)	£432m ($496m)
$750m share buyback	Completed in December 2023	£595m ($746m)	£595m ($746m)
$800m share buyback	Completed in December 2024	£622m ($792m)	£622m ($792m)
$900m share buyback	Completed in December 2025	£671m ($887m)	£671m ($887m)
Total		£8,965m	£8,933m
a.Accompanied by a share consolidation.
b.This programme was superseded by the share buyback programme announced on 7 August 2012.
c.IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008.
d.The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.63, as set out in the circular detailing the special dividend and share buyback programme published on 14 September 2012.
e.Sterling dividend translated at $1=£0.624.
f.Translated into US dollars at the average rates of exchange for the relevant years (2014 $1=£0.61; 2013 $1=£0.64; 2012 $1 = £0.63).
g.The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.65, as announced in the Half-Year Results to 30 June 2013.
h.Sterling dividend translated at $1=£0.644.
i.The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate translated at $1=£0.597.
j.Sterling dividend translated at $1=£0.5845.
k.The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.6923, as announced on 12 May 2016.
l.The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.7724, as announced on 11 May 2017.
m.The dividend was first determined in US dollars and converted to sterling at the rate of £1 = $1.2860, as announced on 17 January 2019.

286	IHG	Annual Report and Form 20-F 2025

Shareholder information continued

Purchases of equity securities by the Company and affiliated purchaser
The Group’s $900m share buyback programme was announced on 18 February 2025 and completed by 31 December 2025.
As at 31 December 2025, 7,585,264 shares had been repurchased at an average price of £88.50 per share (approximately £671m).

	Total number of shares (or units) purchased	Average price paid per share (or unit) (£)	Total number of shares (or units) purchased as part of publicly announced plans or programmes	Maximum number of shares (or units) that may be purchased under the plans or programmes
Month 1 (no purchases this month)	–	–	–	16,427,423[a]
Month 2	786,399	99.1932	786,399	16,427,423[a]
Month 3	530,657	91.9176	530,657	16,427,423[a]
Month 4	1,609,223	76.5969	1,609,223	16,427,423[a]
Month 5	68,396	84.7407	68,396	15,718,872[b]
Month 6	828,523	83.3338	828,523	15,718,872[b]
Month 7	310,889	86.2786	310,889	15,718,872[b]
Month 8	691,095	87.5773	691,095	15,718,872[b]
Month 9	1,030,229	88.4909	1,030,229	15,718,872[b]
Month 10	591,571	91.8212	591,571	15,718,872[b]
Month 11	666,487	97.5183	666,487	15,718,872[b]
Month 12	471,795	103.0149	471,795	15,718,872[b]
a.Reflects the resolution passed at the Company’s AGM held on 3 May 2024.
b.Reflects the resolution passed at the Company’s AGM held on 8 May 2025.
Dividend history
The table below sets forth the amounts of ordinary dividends on each ordinary share and special dividends, in respect of each financial year indicated.

	Interim dividend		Final dividend		Total dividend		Special dividend
	Pence	Cents	Pence	Cents	Pence	Cents	Pence	Cents
2025	43.3	58.6	N/Aa	125.9	N/Aa	184.5	–	–
2024	40.8	53.2	86	114.4	126.8	167.6	–	–
2023	38.7	48.3	83.9	104	122.6	152.3	–	–
2022	37.8	43.9	76.08	94.5	113.88	138.4	–	–
2021	–	–	67.5	85.9	67.5	85.9	–	–
2020	–	–	–	–	–	–	–	–
2019	32	39.9	–[b]	–[b]	32	39.9	–	–
2018	27.7	36.3	60.4	78.1	88.1	114.4	203.8[c,e]	262.1[c,e]
2017	24.4	33	50.2	71	74.6	104	156.4[c]	202.5[c]
2016	22.6	30	49.4	64	72	94	438.2[c]	632.9[c]
2015	17.7	27.5	40.3	57.5	58	85	–	–
2014	14.8	25	33.8	52	48.6	77	174.9[c]	293.0[c]
2013	15.1	23	28.1	47	43.2	70	87.1	133
2012	13.5	21	27.7	43	41.2	64	108.4[c]	172.0[c]
2011	9.8	16	24.7	39	34.5	55	–	–
2010	8	12.8	22	35.2	30	48	–	–
2009	7.3	12.2	18.7	29.2	26	41.4	–	–
2008[d]	6.4	12.2	20.2	29.2	26.6	41.4	–	–
2007	5.7	11.5	14.9	29.2	20.6	40.7	200[c]	–
2006	5.1	9.6	13.3	25.9	18.4	35.5	118[c]	–
a.The sterling amount of the final dividend will be announced on 27 April 2026 using the average of the daily exchange rates for the three working days commencing 22 April 2026.
b.The Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢ per share.
c.Accompanied by a share consolidation.
d.IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at
30 June 2008. Starting with the interim dividend for 2008, all dividends have first been determined in US dollars and converted into sterling prior to payment.
e.This special dividend was announced on 19 October 2018 and paid on 29 January 2019.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	287

Shareholder profiles
Shareholder profile by type as at 31 December 2025

Category of shareholder	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
Private individuals	25,052	93.99	5,994,924	3.82
Nominee companies	1,246	4.67	117,799,975	74.97
Limited and public limited companies	199	0.75	18,435,723	11.73
Other corporate bodies	149	0.56	14,848,971	9.45
Banks and unknown	8	0.03	46,997	0.03
Total	26,654	100	157,126,590	100
Shareholder profile by size as at 31 December 2025

Range of shareholdings	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
1–199	18,601	69.79	1,073,976	0.68
200–499	4,402	16.52	1,374,462	0.87
500–999	1,760	6.60	1,219,238	0.78
1,000–4,999	1,199	4.50	2,331,655	1.48
5,000–9,999	187	0.70	1,330,899	0.85
10,000–49,999	265	0.99	6,305,601	4.01
50, 000–99,999	69	0.26	4,912,850	3.13
100,000–499,999	125	0.47	26,721,226	17.01
500,000–999,999	22	0.08	15,259,905	9.71
1,000,000 and above	24	0.09	96,596,778	61.48
Total	26,654	100	157,126,590	100
Shareholder profile by geographical location as at 31 December 2025

Country/Jurisdiction	Percentage of issued share capital
UK	30.6%
Rest of Europe	17.2%
North America (inc. ADRs)	49.5%
Rest of world	2.7%
Total	100%
The geographical profile presented is based on an analysis of shareholders (by manager) of 10,000 shares or above where geographical ownership is known. This analysis only captures 88% of total issued share capital. Therefore, the known percentage distributions have been multiplied by 100/88 to achieve the figures shown in the table above.
As of 12 February 2026, 14,532,685 ADRs equivalent to 14,532,685 ordinary shares, or approximately 9.5% of the total issued share capital, were outstanding and were held by 363 registered holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders on record may not be representative of the number of beneficial owners.
As of 12 February 2026, there were a total of 27,306 recorded holders of ordinary shares, of whom 214 had registered addresses in the US and held a total of 249,487 ordinary shares (0.16% of the total issued share capital).

288	IHG	Annual Report and Form 20-F 2025

Schedule 1: Condensed Parent Company financial information
As described in note 15 to the Consolidated Financial Statements, certain of the Group’s financial assets, which are held in subsidiaries of InterContinental Hotels Group PLC, are subject to restrictions. Since the Group as a whole has net liabilities, the restricted net assets of InterContinental Hotels Group PLC’s consolidated subsidiaries as of 31 December therefore exceeded
25% of consolidated net assets. This Schedule I has therefore been provided pursuant to the requirements of Securities and
Exchange Commission (SEC) Regulation S-X Rule 12-04(a), which require condensed financial information of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented.
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
Dividends paid by the Parent Company are analysed in note 9 to the Consolidated Financial Statements.
As at 31 December 2025, there are no mandatory dividend or redemption requirements for redeemable stocks to disclose.
Condensed statement of profit/(loss) and other comprehensive income of the Parent Company

	2025	2024	2023
For the year ended 31 December 2025	$m	$m	$m
Administrative expenses	(2)	(2)	(2)
Operating loss	(2)	(2)	(2)
Dividend income from subsidiary undertaking	2,015	762	1,877
Financial income	3	30	30
Financial expenses	(86)	(81)	(77)
Profit before tax	1,930	709	1,828
Tax	25	16	16
Profit for the year	1,955	725	1,844

Other comprehensive income/(loss)
Items that may be subsequently reclassified to profit or loss:
Gains/(losses) on cash flow hedges, including related tax credit of $2m (2024: $2m charge; 2023: $1m charge)	12	(51)	(36)
Costs of hedging	2	1	2
Hedging (gains)/losses reclassified to financial expenses	(21)	57	35
Exchange gains/(losses) on translation	165	(38)	119
Total other comprehensive income/(loss)	158	(31)	120
Total comprehensive income	2,113	694	1,964
Total comprehensive income for the year is entirely attributable to the equity holders of the Parent Company.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	289

Condensed statement of financial position of the Parent Company

	2025	2024
31 December 2025	$m	$m
ASSETS
Investments in subsidiary undertakings	4,433	4,077
Derivative financial instruments	6	–
Deferred tax assets	59	53
Total non-current assets	4,498	4,130
Amounts due from related parties	578	193
Tax receivable	25	16
Total current assets	603	209
Total assets	5,101	4,339
LIABILITIES
Loans and other borrowings	(475)	(381)
Amounts due to related parties	(3)	(1)
Tax payable	(4)	–
Total current liabilities	(482)	(382)
Loans and other borrowings	(1,133)	(1,469)
Tax payable	–	(2)
Derivative financial instruments	–	(14)
Total non-current liabilities	(1,133)	(1,485)
Total liabilities	(1,615)	(1,867)
Net assets	3,486	2,472

EQUITY
Called up share capital	44	43
Share premium account	101	94
Currency translation reserve	(85)	(250)
Other reserves	812	759
Retained earnings	2,614	1,826
Total equity	3,486	2,472

290	IHG	Annual Report and Form 20-F 2025

Schedule 1: Condensed Parent Company financial information continued
Condensed statement of cash flows of the Parent Company

	2025	2024	2023
For the year ended 31 December 2025	$m	$m	$m
Profit for the year	1,955	725	1,844
Adjustments for:
Administrative expenses funded by subsidiaries	2	2	2
Net financial expenses	83	51	47
Dividend income from subsidiary undertaking	(2,015)	(762)	(1,877)
Income tax credit	(25)	(16)	(16)
Total adjustments	(1,955)	(725)	(1,844)
Changes in amounts due from related parties: operating activities	16	7	9
Cash flow from operations	16	7	9
Interest received	3	30	29
Interest paid	(94)	(84)	(74)
Net cash from operating activities	(75)	(47)	(36)

Cash flow from investing activities
Dividend received from subsidiary undertaking	2,015	762	1,877
Changes in amounts due from related parties: investing activities	(380)	930	(824)
Net cash from investing activities	1,635	1,692	1,053

Cash flow from financing activities
Repurchase of shares, including taxes and transaction costs	(897)	(804)	(790)
Dividends paid to shareholders	(270)	(259)	(245)
Repayment of long-term bonds	(403)	(547)	–
Settlement of currency swaps	–	(45)	–
Changes in amounts due from related parties: financing activities	10	10	18
Net cash from financing activities	(1,560)	(1,645)	(1,017)

Net movement in cash and cash equivalents in the year
Cash and cash equivalents at beginning of the year	–	–	–
Exchange rate effects	–	–	–
Cash and cash equivalents at end of the year	–	–	–

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	291

Contingencies of the Parent Company
The following UK subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies Act 2006 for the year ended 31 December 2025:

Company name	Company number
Asia Pacific Holdings Limited	3941780
Gem Brand Company Limited	16147706
Hotel InterContinental London (Holdings) Limited	6451128
Hotel Inter-Continental London Limited	1036984
IHC May Fair Hotel Limited	2323039
IHC Overseas (U.K.) Limited	2322038
IHG PS Nominees Limited	7092523
InterContinental (PB) 1	6724223
InterContinental (PB) 3 Limited	6947603
SC Leisure Group Limited	658907
Six Continents Holdings Limited	3211009
Six Continents Hotels International Limited	722401
Six Continents Investments Limited	694156
Six Continents Overseas Holdings Limited	2661055
The Company will guarantee all outstanding liabilities of the above UK subsidiary undertakings as at the balance sheet date in accordance with Section 479C of the Companies Act 2006. The Company has assessed the probability of loss under the guarantees as remote.
As at 31 December 2025, 2024 and 2023 the Company had provided guarantees in respect of certain borrowings of subsidiaries, the carrying values of which are as follows:

		2025	2024	2023
Description	Maturity date	$m	$m	$m
€600m 4.375% bonds 2029	28 November 2029	705	623	663
€850m 3.375% bonds 2030	10 September 2030	1,000	–	–
€750m 3.625% bonds 2031	27 September 2031	885	784	–
		2,590	1,407	663
Maturity profile of borrowings of the Parent Company
The principal values to be repaid on maturity are shown below:

		2026	2027	2028
Description	Maturity date	$m	$m	$m
£350m 2.125% bonds 2026	24 August 2026	471	–	–
€500m 2.125% bonds 2027	15 May 2027	–	587	–
£400m 3.375% bonds 2028	8 October 2028	–	–	538
		471	587	538

292	IHG	Annual Report and Form 20-F 2025

Exhibits
The following exhibits are filed as part of this Annual Report on Form 20-F with the SEC, and are publicly available through the
SEC’s website.

+	Visit sec.gov and search InterContinental Hotels Group PLC under Company Filings.

Exhibit 1(a)[a]
Articles of Association of the Company dated 3 May 2024 (incorporated by reference to Exhibit 1 of the
InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 27 February 2025)

Exhibit 2(d)	Description of Securities Registered Under Section 12 of the Exchange Act
Exhibit 4(a)(i)[a]
Amended and restated trust deed dated 19 September 2024 relating to a £4 billion Euro Medium Term
Note Programme, among InterContinental Hotels Group PLC, IHG Finance LLC, Six Continents Limited,
InterContinental Hotels Limited and U.S. Bank Trustees Limited (incorporated by reference to Exhibit 4(a)(i)
of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 27 February 2025)

Exhibit 4(a)(ii)
$1.5 billion bank facility agreement dated 4 December 2025, among InterContinental Hotels Group PLC and certain subsidiaries, and Bank of America, N.A., London Branch; Bank of China Limited, London Branch;
Barclays Bank PLC; BNP Paribas S.A.; Commerzbank Aktiengesellschaft, London Branch; DBS Bank Ltd.,
London Branch; MUFG Bank, Ltd.; Standard Chartered Bank; Truist Bank; U.S. Bank National Association;
UniCredit Bank GmbH; and Wells Fargo Bank, N.A. London Branch

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
dated 29 February 2024)

Exhibit 4(c)(v)	Rules of the InterContinental Hotels Group Deferred Award Plan as approved by shareholders on 5 May 2023 and as amended on 18 October 2023 and 11 February 2026
Exhibit 4(c)(vi)[a]
Rules of the InterContinental Hotels Group Annual Performance Plan as approved by the Remuneration
Committee on 30 November 2023 (incorporated by reference to Exhibit 4(c)(vi) of the InterContinental
Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 27 February 2025)

Exhibit 8	List of subsidiaries as at 31 December 2025 (can be found on pages 237 to 240)
Exhibit 11.1[a]
Code of Practice for dealing in InterContinental Hotels Group PLC Securities (incorporated by reference to Exhibit 11.1 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409)
dated 27 February 2025)

Exhibit 12(a)	Certification of Elie Maalouf filed pursuant to 17 CFR 240.13a–14(a)
Exhibit 12(b)	Certification of Michael Glover filed pursuant to 17 CFR 240.13a–14(a)
Exhibit 13(a)	Certification of Elie Maalouf and Michael Glover furnished pursuant to 17 CFR 240.13a–14(b) and 18 U.S.C.1350
Exhibit 15(a)	Consent of independent registered public accounting firm, PricewaterhouseCoopers LLP
Exhibit 97[a]
Incentive-Based Compensation Recovery Policy approved on 18 October 2023 (incorporated by reference to Exhibit 97 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409)
dated 29 February 2024)

Exhibit 101.INS	Inline XBRL Instance Document
Exhibit 101.SCH	Inline XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit 101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
Exhibit 101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
Exhibit 101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
a.Incorporated by reference.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	293

Forward-looking statements
The Annual Report and Form 20-F
2025 contains certain forward-looking
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
the Group’s exposure to risks related
to executing and realising benefits
from strategic transactions, including
acquisitions and restructuring; the
Group’s exposure to a variety of risks
associated with its financial stability
and ability to borrow; the dependence
of the Group’s operations on maintaining
sufficient liquidity to meet all foreseeable
medium-term requirements and
provide headroom against unforeseen
obligations; the Group’s exposure to an
impairment of the carrying value of its
brands, goodwill or other tangible and
intangible assets negatively affecting
its consolidated operating results;
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
The main factors that could affect
the business and financial results are
described in the Strategic Report of
the Annual Report and Form 20-F 2025.

294	IHG	Annual Report and Form 20-F 2025

Form 20-F cross-reference guide
The table below references information in this document that will be included in the Company’s Annual Report on Form 20-F for 2025 filed with the SEC.

Item	Form 20-F caption	Location in this document	Page
1	Identity of Directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3A – Selected financial data	Shareholder information: Dividend history	286
	3B – Capitalisation and indebtedness	Not applicable	–
	3C – Reason for the offer and use of proceeds	Not applicable	–
	3D – Risk factors	Group information: Risk factors	264–271
4	Information on the Company
	4A – History and development of the Company	Group information: History and developments	264
		Shareholder information: Return of funds	285
		Useful information: Contacts	302
	4B – Business overview	Strategic Report	4–114
		Group information: Working Time Regulations 1998	277
		Group Information: Risk factors	264–271
		Directors’ Report: Business relationships with suppliers, customers and others	262
	4C – Organisational structure	Strategic Report: Our culture	56–61
		Group Financial Statements: Note 32 – Group companies	237–240
		Group Information: History and developments	264
	4D – Property, plant and equipment	Strategic Report: Key performance indicators	40–43
		Strategic Report: Greenhouse gas (GHG) emissions	82–83
		Group Financial Statements: Note 12 – Property, plant and equipment	210
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5A – Operating results	Strategic Report: Key performance indicators	40–43
		Strategic Report: Performance	86–112
		Group Financial Statements: Accounting policies	183–194
		Group Financial Statements: New accounting standards	194
		Viability statement	113–114
	5B – Liquidity and capital resources	Strategic Report: Our Business Model – Capital allocation and dividend policy	26–27
		Viability statement	113–114
		Strategic Report: Performance – Sources of liquidity	90
		Group Financial Statements: Note 17 – Cash and cash equivalents	215–216
		Group Financial Statements: Note 21 – Loans and other borrowings	218
		Group Financial Statements: Note 23 – Financial risk management and derivative financial instruments	220–224
		Group Financial Statements: Note 24 – Classification and measurement of financial instruments	224–226
		Group Financial Statements: Note 25 – Reconciliation of (loss)/profit for the year to cash flow from operations before contract acquisition costs	227
		Additional Information: Forward-looking statements	293
	5C – Research and development; intellectual property	Not applicable	–
	5D – Trend information	Strategic Report: Performance	86–112
		Strategic Report: Trends shaping our industry	22–23
	5E – Critical accounting estimates	Group Financial Statements: Critical accounting policies	183, 244

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	295

Item	Form 20-F caption	Location in this document	Page
5	Non-GAAP financial measures	Strategic Report: Performance	86–112
		Other financial information	250–259
		Group Financial Statements: Note 22 – Net debt	219–220
6	Directors, senior management and employees
	6A – Directors and senior management	Governance: Our Board of Directors and Our Executive Committee (excluding the information under the heading ‘Information on Directors and Executive Committee Members’ on page 121)	118–121
	6B – Compensation	Directors’ Remuneration Report	138–161
		Directors’ Remuneration Policy	148–161
		Group Financial Statements: Note 26 – Retirement benefits	228–230
		Group Financial Statements: Note 30 – Related party disclosures	235
		Group Financial Statements: Note 27 – Share-based payments	231–232
	6C – Board practices	Governance structure and Board activities	122–125
		Executive Directors’ benefits upon termination of office	273
	6D – Employees	Group Financial Statements: Note 4 – Staff costs and Directors’ remuneration	199–200
		Group information: Working Time Regulations 1998	277
		Directors’ Report: Employees and Code of Conduct	261–262
	6E – Share ownership	Directors’ Remuneration Report: Annual Report on Directors’ remuneration – Scheme interests awarded during 2025	151–152
		Directors’ Remuneration Report: Annual Report on Directors’ remuneration – Shares and awards held by Executive Directors at 31 December 2025: number of shares	153
		Group Financial Statements: Note 27 – Share-based payments	231–232
		Group information: Directors’ and Executive Committee members’ shareholdings	273
	6F – Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable	–
7	Major shareholders and related party transactions
	7A – Major shareholders	Directors’ Report: Major institutional shareholders	260
		Shareholder information: Shareholder profiles	287
	7B – Related party transactions	Group Financial Statements: Note 14 – Investment in associates and joint ventures	213
		Group Financial Statements: Note 30 – Related party disclosures	235
	7C – Interests of experts and counsel	Not applicable	–
8	Financial Information
	8A – Consolidated statements and other financial information	Directors’ Report: Dividends	260
		Group Financial Statements	176–182
		Group information: Legal proceedings	279
		Other financial information	250–259
	8B – Significant changes	Not applicable	–
9	The offer and listing
	9A – Offer and listing details	Useful information: Trading markets	300
	9B – Plan of distribution	Not applicable	–
	9C – Markets	Useful information: Trading markets	300
	9D – Selling shareholders	Not applicable	–
	9E – Dilution	Not applicable	–
	9F – Expenses of the issue	Not applicable	–
10	Additional information
	10A – Share capital	Not applicable	–
	10B – Memorandum and articles of association	Group information: Articles of Association	275–276
		Group information: Rights attaching to shares	275–276
	10C – Material contracts	Group information: Material contracts	277–278

296	IHG	Annual Report and Form 20-F 2025

Form 20-F cross-reference guide continued

Item	Form 20-F caption	Location in this document	Page
10	10D – Exchange controls	Group information: Exchange controls and restrictions on payment of dividends	278
	10E – Taxation	Shareholder information: Taxation	280–282
	10F – Dividends and paying agents	Not applicable	–
	10G – Statement by experts	Not applicable	–
	10H – Documents on display	Useful information: Investor information – Documents on display	300
	10I – Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Group Financial Statements: Note 23 – Financial risk management and derivative financial instruments	220–224
12	Description of securities other than equity securities
	12A – Debt securities	Not applicable	–
	12B – Warrants and rights	Not applicable	–
	12C – Other securities	Not applicable	–
	12D – American depositary shares	Group information: Description of securities other than equity securities	274
		Additional Information: Investor information	300
		Additional Information: Contacts	302
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Shareholder information: Disclosure controls and procedures	283
		Statement of Directors’ Responsibilities: Management’s report on internal control over financial reporting	165
		Independent Auditor’s US Report	174–175
16	16A – Audit committee financial expert	Governance: Audit Committee Report	128–133
		Shareholder information: Summary of significant corporate governance differences from NYSE listing standards – Committees	284
	16B – Code of ethics	Directors’ Report: Code of Conduct	262
		Strategic Report: Our culture	56–61
		Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	284
	16C – Principal accountant fees and services	Governance: Audit Committee Report – External auditor	131
		Governance: Audit Committee Report – Non-audit services	130
		Group Financial Statements: Note 5 – Auditor’s remuneration	200
	16D – Exemptions from the listing standards for audit committees	Not applicable	–
	16E – Purchase of equity securities by the issuer and affiliated purchasers	Shareholder information: Purchases of equity securities by the Company and affiliated purchasers	286
	16F – Change in registrant’s certifying accountant	Not applicable	–
	16G – Corporate Governance	Shareholder information: Summary of significant corporate governance differences from NYSE listing standards	284
	16H – Mine safety disclosure	Not applicable	–
	16I – Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable	–
	16J – Insider trading policies	Additional Information: Insider trading policy	283
	16K – Cybersecurity	Additional Information: Cybersecurity	272–273
17	Financial statements	Group Financial Statements Schedule 1: Parent Company condensed financial information	176–182 288–291
18	Financial statements	Group Financial Statements Schedule 1: Parent Company condensed financial information	176–182 288–291
19	Exhibits	Additional Information: Exhibits	292

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	297

Glossary
ADR
an American Depositary Receipt,
being a receipt evidencing title
to an ADS.

ADR Depositary
J.P. Morgan Chase Bank N.A.

ADS
an American Depositary Share
as evidenced by an ADR, being a
registered negotiable security, listed
on the New York Stock Exchange,
representing one ordinary share of
20 340⁄399 pence each of the Company.

AGM
Annual General Meeting.

AI
Artificial Intelligence

APP
Annual Performance Plan.

Average daily rate
rooms revenue divided by the
number of room nights sold.

Capital expenditure
purchases of property, plant and
equipment, intangible assets, associate
and joint venture investments, and
other financial assets, plus contract
acquisition costs (key money).

Captive
the Group’s captive insurance company,
SCH Insurance Company.

Code
IHG’s Code of Conduct.

Colleague
individuals who work at IHG corporate
offices, reservation centres, owned &
leased and franchised hotels collectively.

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

EMEAA
Europe, Middle East, Asia and Africa
(excludes Greater China).

Employee engagement survey
our employee engagement survey,
known as the Colleague HeartBeat,
completed by colleagues in corporate
and reservation offices and owned &
leased or managed hotels.

Enterprise contribution to revenue
the percentage of room revenue booked
through IHG-managed channels and
sources: direct via our websites, apps
and call centres; through our interfaces
with Global Distribution Systems (GDS)
and agreements with Online Travel
Agencies (OTAs); other distribution
partners directly connected to our
reservation system; and Global Sales
Office business or IHG One Rewards
members that book directly at a hotel.
ERG
employee resource group.

Executive officers
defined by the SEC as the president,
any vice president in charge of a
principal business unit, division or
function (such as sales, administration
or finance), any officer who performs
a policy making function, or any other
person who performs similar policy
making functions.

F&B
Food and Beverage

Fee business
IHG’s franchised and managed
businesses combined.

FERA
fuel- and energy-related emissions.

Franchised hotels
hotels operated under an IHG brand
license by a franchisee. IHG receives
a fixed percentage of rooms revenue
and neither owns, leases nor operates
the property.

Franchisee
an owner who uses a brand under
licence from IHG.

FRC
UK Financial Reporting Council.

Group or IHG
the Company and its subsidiaries.

Guest Love
IHG’s guest satisfaction measurement
tool used to measure brand preference
and guest satisfaction.

Guest Reservation System or GRS
our global electronic guest
reservation system.

298	IHG	Annual Report and Form 20-F 2025

Glossary continued

Hedging
the reduction of risk, normally in
relation to foreign currency or interest
rate movements, by making offsetting
commitments.

Hotel revenue
revenue from all revenue-generating
activity undertaken by owned & leased
hotels, including room nights, food
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
ordinary shares of 20 340⁄399 pence
each in the Company.

Owned & leased
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

Revolving Credit Facility or RCF
the Group’s syndicated bank
revolving credit facility.

Room count
number of rooms franchised,
owned & leased by IHG.

Rooms revenue
revenue generated from the sale
of room nights.

Royalties
fees, based on rooms revenue,
that a franchisee pays to the Group.

Saudi Arabia
Kingdom of Saudi Arabia

Science-based targets (SBTs)
measurable, actionable and time-bound
carbon reduction targets, based on
the best available science and in line
with the scale of reductions required
to keep global warming below 2°C
or 1.5°C from pre-industrial levels.

Science Based Targets initiative (SBTi)
helps businesses commit to and meet
SBTs by independently assessing and
approving any targets that are set.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	299

SEC
US Securities and Exchange
Commission.

Subsidiary
a company over which the Group
exercises control.

System
hotels/rooms operating under franchise
and management agreements together
with IHG owned & leased hotels/rooms,
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

UAE
United Arab Emirates

UK Corporate Governance Code
a Code issued in 2024 by the Financial
Reporting Council in the UK, which
guides best practice for the governance
of listed companies.

Working capital
the sum of inventories, receivables and
payables of a trading nature, excluding
financing and taxation items.

+	For the definitions of our Key performance measures (including Non-GAAP measures) see pages 107 to 112.

300	IHG	Annual Report and Form 20-F 2025

Useful information
Investor information

Website and electronic communication
As part of IHG’s commitment to reduce
the cost and environmental impact
of producing and distributing printed
documents in large quantities, this
Annual Report and Form 20-F 2025 has
been made available to shareholders
through our website at ihgplc.com/
investors under Annual Report.
Shareholders may electronically appoint
a proxy to vote on their behalf at the
2026 AGM. Shareholders who hold their
shares through CREST may appoint
proxies through the CREST electronic
proxy appointment service, by using
the procedures described in the
CREST Manual.

Shareholder hotel discount
IHG offers discounted hotel stays
(subject to availability) for registered
shareholders only, through a controlled-
access website. This is not available to
shareholders who hold shares through
nominee companies, ISAs or ADRs.
For further details please contact
the Company Secretary’s office
(see page 302).

Responsible Business Report
In line with our commitment to responsible
business practices, this year we have
incorporated our Responsible Business
Report within this Annual Report, outlining
our approach to responsible business
and our progress against our Responsible
Business Targets.

+	Visit ihgplc.com/responsible-business for further information.

Modern Slavery Statement
In accordance with the UK Modern
Slavery Act 2015, we have produced
a Modern Slavery Statement.

+	Visit ihgplc.com/reporting for further information.

Registrar
For information on a range of
shareholder services, including enquiries
concerning individual shareholdings,
notification of a shareholder’s change
of address and amalgamation of
shareholder accounts (in order to
avoid duplicate mailing of shareholder
communications), shareholders should
contact the Company’s Registrar,
Equiniti, on +44 (0) 371 384 2030a.
Dividend services
Dividend Reinvestment Plan (DRIP)
The Company offers a DRIP for
shareholders to purchase additional
IHG shares with their cash dividends.
For further information about the DRIP,
please contact our Registrar helpline
on +44 (0) 371 384 2030a.

+	Visit shareview.co.uk/info/drip for a DRIP application form and information booklet.

Bank mandate
We encourage shareholders to have
their dividends paid directly into their
UK bank or building society accounts,
to ensure efficient payment and clearance
of funds on the payment date. For
further information, please contact
our Registrar (see page 302).
Overseas payment service
It is also possible for shareholders
to have their dividends paid directly to
their bank accounts in a local currency.
Charges are payable for this service.

+	Visit shareview.co.uk/info/ops for further information.

Out-of-date/unclaimed dividends
If you think that you have out-of-date
dividend cheques or unclaimed dividend
payments, please contact our Registrar
(see page 302).

Individual Savings Account (ISA)
Equiniti offers a Stocks and Shares ISA
that can invest in IHG shares.
For further information, please contact
Equiniti on +44 (0) 371 384 2030a.

Share-dealing services
Equiniti offers the following
share-dealing facilities:
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
(contact details shown on page 302).

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
22 May 2002 are also publicly available
through the SEC’s website at sec.gov
Copies of the Company’s Articles of
Association can be obtained via the
website at ihgplc.com/investors under
Corporate governance or from the
Company’s registered office on request.
a.Lines are open from 08:30 to 17:30 Monday to Friday, excluding UK public holidays.

Strategic Report	Governance	Group Financial Statements	Parent Company Financial Statements	Additional Information
					Annual Report and Form 20-F 2025	IHG	301

Financial calendar – Dividends

2025
2025 Interim dividend
Ex-dividend date – Ordinary shares	21 August
Ex-dividend date – ADRs	22 August
Record date	22 August
Payment date	2 October

2026
2025 Final dividend of 125.9¢ per ordinary share[a]
Ex-dividend date – Ordinary shares	9 April
Ex-dividend date – ADRs	10 April
Record date	10 April
Payment date	14 May
a.The sterling amount of the final dividend will be announced on 27 April 2026 using the average of the daily exchange rates for the three working days commencing 22 April 2026.
Financial calendar – Other dates

2025
Financial year end	31 December

2026
Announcement of Preliminary Results for 2025	17 February
Announcement of 2026 First Quarter Trading Update	7 May
Annual General Meeting	7 May
Announcement of Half-Year Results for 2026	11 August
Announcement of 2026 Third Quarter Trading Update	22 October
Financial year end	31 December

2027
Announcement of Preliminary Results for 2026	February

302	IHG	Annual Report and Form 20-F 2025

Contacts
Registered office
IHG Hotels & Resorts,
1 Windsor Dials,
Arthur Road,
Windsor, SL4 1RS,
United Kingdom
Telephone:
+44 (0) 1753 972 000
ihgplc.com
For general information about the
Group’s business, please contact
the Corporate Affairs department
at the above address. For all other
enquiries, please contact the
Company Secretary’s office at
the above address.

Registrar
Equiniti, Aspect House,
Spencer Road, Lancing,
West Sussex,
BN99 6DA,
United Kingdom
Telephone:
+44 (0) 345 607 6838
shareview.co.uk
b.+  Denotes international access code.
00 or 011 in most countries.
a.Toll charges apply.
b.Universal international freephone number.
c.International calling rates may apply.
ADR Depositary
JPMorgan Chase Bank, N.A.
270 Park Avenue, Floor 8
New York, NY 10017
Attn: Depositary Receipts Group
United States of America
Telephone:
+1 800 990 1135 (US Calls) (Toll-free)
+1 651 453 2128 (non-US Calls)

Auditor
PricewaterhouseCoopers LLP

Investment bankers
BofA Securities
Goldman Sachs
Solicitors
Freshfields LLP

Stockbrokers
BofA Securities
IHG® One Rewards
If you wish to enquire about, or join,
IHG Rewards, visit ihg.com/onerewards
or telephone:
EMEAA
+800 2222 7172b
(Austria, Belgium, Denmark,
Finland, France, Germany, Hungary,
Ireland, Israel, Italy, Luxembourg,
Netherlands, Norway, Portugal,
Spain, Sweden, Switzerland and UK)
+44 1950 499004c
(all other countries/regions
in Europe and Africa)
+973 6 500 9 296a (Middle East)
+800 2222 7172b
(Australia, Japan, Korea, Malaysia,
New Zealand, Philippines,
Singapore and Thailand)
+632 8857 8788c
(all other countries/regions
in Asia Pacific)
Americas
+1 888 211 9874 (US and Canada)
+1 800 272 9273c (Mexico)
+1 801 975 3013c (Spanish)
(Central and South America)
+1 801 975 3063c (English)
(Central and South America)
Greater China
800 830 1128a or 021 20334848a
(Mainland China)
800 965 222 (Hong Kong)
0800 738 (Macau)
0800 149 1963 (Taiwan)

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

IHG®
HOTELS & RESORTS

SIX SENSES
REGENT
INTERCONTINENTAL. HOTELS & RESORTS
VIGNETTE COLLECTION
KIMPTON®
HOTEL INDIGO®
voco®
HUALUXE HOTELS AND RESORTS 華邑酒店及度假村®
CROWNE PLAZA®
EVEN™
Holiday Inn Express
Holiday Inn
Garner™
avid®
Ruby
ATWELL SUITES®
STAYBRIDGE SUITES
Holiday Inn Club Vacations
CANDLEWOOD SUITES
IBEROSTAR BEACHFRONT RESORTS

IHG ONE REWARDS

Back cover image:
Hotel Indigo Jabal Akhdar Resort & Spa,
Al Jabal Al Akhdar, Oman.
InterContinental Hotels Group PLC
1 Windsor Dials
Arthur Road
Windsor
Berkshire SL4 1RS
Switchboard +44 (0) 1753 972000
Make a booking at ihg.com